As filed with the Securities and Exchange Commission on August 19, 2015

Registration No. 333-205240

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CCH I, LLC

(to be converted into CCH I, Inc.)

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4841	13-4257699
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 Atlantic Street

Stamford, Connecticut 06901

(203) 905-7801

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard R. Dykhouse, Esq.

Executive Vice President, General

Counsel and Corporate Secretary

400 Atlantic Street

Stamford, Connecticut 06901

(203) 905-7801

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Steven A. Cohen, Esq. DongJu Song, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Marc Lawrence-Apfelbaum, Esq. Executive Vice President, General Counsel and Secretary Time Warner Cable Inc. 60 Columbus Circle New York, New York 10023 (212) 364-8200	Robert B. Schumer, Esq. Ariel J. Deckelbaum, Esq. Ross A. Fieldston, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the satisfaction or waiver of all other conditions to the closing of the transactions described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

CCH I, LLC, the registrant whose name appears on the cover of this registration statement and which we refer to as New Charter, is a Delaware limited liability company and a wholly owned subsidiary of Charter Communications, Inc., which we refer to as Charter. Prior to the issuance of the shares in connection with the transactions described in this registration statement, New Charter will be converted into a Delaware corporation and undergo certain reorganization transactions described herein. New Charter is filing this registration statement on Form S-4 to register shares of its Class A common stock, par value $0.001 per share, that will be issued, after its conversion to a corporation, in connection with the mergers described herein. Following the transaction, we expect New Charter to be a successor registrant to Charter for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Pursuant to the instructions on Form S-4, the joint proxy statement/prospectus which forms a part of this registration statement is also deemed filed pursuant to Charter’s and Time Warner Cable Inc.’s (“TWC”) obligations under Regulation 14A in connection with Charter’s and TWC’s respective special meetings of stockholders to approve the transactions described herein.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 19, 2015

August     , 2015

TRANSACTION PROPOSALS—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Charter Communications, Inc. and Time Warner Cable Inc.:

Charter Communications, Inc., or Charter, CCH I, LLC, or New Charter, and Time Warner Cable Inc., or TWC, have entered into an Agreement and Plan of Mergers, dated as of May 23, 2015, which is referred to as the merger agreement, under which both TWC and Charter will become wholly owned subsidiaries of New Charter following a series of merger transactions. If the mergers are completed, each share of TWC common stock (with certain exceptions described in the accompanying joint proxy statement/prospectus) will convert into the right to receive either (at the election of the holder thereof):

•	$100 in cash and New Charter Class A common stock equivalent to 0.5409 shares of Charter’s existing Class A common stock (that is approximately 0.4891 shares of New Charter Class A common stock after taking into account the exchange ratio discussed in the fifth paragraph of this letter, which will be applied to calculate the actual number of shares of New Charter Class A common stock that TWC stockholders will be entitled to receive if the mergers are completed); or

•	$115 in cash and New Charter Class A common stock equivalent to 0.4562 shares of Charter’s existing Class A common stock (that is approximately 0.4125 shares of New Charter Class A common stock after taking into account the exchange ratio discussed in the fifth paragraph of this letter, which will be applied to calculate the actual number of shares of New Charter Class A common stock that TWC stockholders will be entitled to receive if the mergers are completed).

If the mergers are completed, each share of TWC common stock held by Liberty Broadband Corporation, which is referred to as Liberty Broadband, and Liberty Interactive Corporation, which is referred to as Liberty Interactive, will convert into the right to receive shares of New Charter Class A common stock equivalent to 1.106 shares of Charter’s existing Class A common stock (that is one share of New Charter Class A common stock, after taking into account the exchange ratio discussed in the fifth paragraph of this letter) and neither Liberty Broadband nor Liberty Interactive will have a right to receive cash in respect of its shares of TWC common stock, subject to the terms of the Liberty contribution agreement. This exchange ratio was determined as the share-only equivalent of the mixed cash/stock consideration offered to other TWC stockholders based on the same market price ($176.95, which was the closing price of Charter Class A common stock on May 20, 2015) that was used to set the exchange ratio payable to the other TWC stockholders. In addition, in connection with the completion of the mergers, New Charter will issue to Liberty Broadband approximately 21.97 million shares of New Charter Class A common stock, for which Liberty Broadband will pay $4.3 billion (for a total of $5 billion taken together with the additional $700 million investment by Liberty Broadband in connection with Charter’s transaction with Advance/Newhouse Partnership (as further described below)). Liberty Broadband will invest $4.3 billion in New Charter based on an equivalent of $176.95 per share of Charter Class A common stock and will invest $0.7 billion based on an equivalent of $172.99 per share of Charter Class A common stock.

Assuming (i) each holder of outstanding TWC common stock elects to receive the $100 cash option described above, (ii) the per share price of Charter’s Class A common stock as of the time of the first and second mergers is $185.86 (the closing share price of Charter’s Class A common stock on July 31, 2015), and (iii) the approximate number of shares of TWC common stock outstanding as of the time of the first and second mergers is 283.0 million shares (outstanding TWC shares as of July 31, 2015), Charter expects the aggregate equity value of the TWC transactions to the TWC stockholders to be approximately $57.5 billion, which is comprised of approximately $29.3 billion of New Charter Class A common stock being issued, approximately $636 million of New Charter replacement equity awards (pre-combination vesting value) being issued in respect of equity awards held by employees of TWC, approximately $27.5 billion in cash being paid to TWC stockholders and approximately $86 million of cash being paid to TWC former employees and non-employee directors who hold equity awards. In addition, Charter expects to assume approximately $22.6 billion of principal amount of net debt of TWC in connection with the mergers.

The closing price per share of TWC common stock as of May 22, 2015, the last trading day before the public announcement of the merger agreement, was $171.18. Based on the closing price per share of Charter Class A common stock on May 22, 2015, which was $175.33, the implied value per share of the merger consideration for TWC stockholders was (i) $194.84 (assuming the $100 cash option described above is made by all TWC stockholders), which represents a 13.8% premium to the closing price of TWC common stock as of May 22, 2015, and (ii) $194.99 (assuming the $115 cash option described above is made by all TWC stockholders), which represents a 13.9% premium to the closing price of TWC common stock as of May 22, 2015.

If the mergers are completed, each share of Charter’s outstanding Class A common stock will convert into the right to receive 0.9042 shares of New Charter Class A common stock. The exchange ratio of 0.9042 will be used to determine the number of shares of New Charter Class A common stock that both TWC stockholders and Charter stockholders will be entitled to receive in the mergers and, therefore, the application of that exchange ratio will not impact the aggregate value represented by the shares of New Charter Class A common stock to be received by TWC stockholders or Charter stockholders upon completion of the mergers.

In addition, following the completion of the mergers, Charter expects to complete its previously announced transaction with Advance/Newhouse Partnership, or A/N, pursuant to which A/N will contribute the membership interests in Bright House Networks, LLC, or Bright House, and any other assets (other than certain excluded assets and liabilities) primarily related to Bright House’s business to Charter Communications Holdings, LLC, a wholly owned indirect subsidiary of Charter, or Charter Holdings, in exchange for cash, common and preferred units of Charter Holdings (which are exchangeable or convertible in certain circumstances for New Charter Class A common stock) and one share of a new class of New Charter common stock (Class B common stock) with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings. The foregoing transactions described in this paragraph are collectively referred to as the BHN transactions. In addition, in connection with the completion of the BHN transactions, New Charter will issue to Liberty Broadband approximately 3.66 million shares of New Charter Class A common stock if the mergers are consummated, or 4.05 million shares of Charter Class A common stock if the mergers are not consummated, for which Liberty Broadband will pay $700 million.

Based on the number of shares of TWC common stock outstanding as of July 31, 2015, and the number of shares of Charter Class A common stock outstanding as of July 31, 2015, it is expected that, immediately after completion of the mergers, the transactions with Liberty Broadband and the BHN transactions, and depending on the outcome of the election feature described above, TWC stockholders, excluding Liberty Broadband, are expected to own between approximately 41% and 45% of New Charter, A/N is expected to own between approximately 14% and 13% of New Charter, Liberty Broadband is expected to own between approximately 19% and 17% of New Charter and existing Charter stockholders (other than Liberty Broadband) are expected to own between approximately 26% and 24% of New Charter.

The shares of TWC common stock are traded on the New York Stock Exchange under the symbol “TWC” and the shares of Charter Class A common stock are traded on the NASDAQ Global Select Market under the symbol “CHTR.” Following the completion of the mergers, it is expected that shares of New Charter Class A common stock will be traded on the NASDAQ Global Select Market under the symbol “CHTR” and New Charter will change its name to Charter Communications, Inc.

Each of TWC and Charter will be holding a special meeting for its respective stockholders to vote on certain matters in connection with the proposed mergers and other transactions.

TWC stockholders are cordially invited to attend a special meeting of TWC stockholders to be held on September 21, 2015, at the Auditorium at the New York Institute of Technology, located at 1871 Broadway, New York, New York, at 10:00 a.m., local time. TWC is holding its special meeting of stockholders in order to obtain the stockholder approval necessary to complete the mergers.

Charter stockholders are cordially invited to attend a special meeting of Charter stockholders to be held on September 21, 2015, located at 400 Atlantic Street, Stamford, Connecticut, at 10:00 a.m., local time. Charter is holding its special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the mergers, the Liberty transactions and the BHN transactions.

The mergers (and in certain circumstances the BHN transactions) cannot be completed unless TWC and Charter stockholders approve the matters that will be presented at each company’s special meeting of stockholders.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the TWC special meeting or the Charter special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the TWC special meeting or the Charter special meeting. If your shares are held in the name of a bank, broker, nominee or other record holder, please follow the instructions on the voting instruction form furnished to you by such record holder.

In addition, at the TWC special meeting, TWC stockholders will be asked to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by TWC to its named executive officers in connection with the mergers, and at the Charter special meeting, Charter stockholders will be asked to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Charter to its named executive officers in connection with the mergers.

The TWC board of directors unanimously recommends that TWC stockholders vote “FOR” the adoption of the merger agreement and “FOR” the TWC advisory compensation proposal.

The Charter board of directors unanimously recommends that Charter stockholders vote “FOR” the adoption of the merger agreement, “FOR” the approval of each of the stock issuances proposals, “FOR” the approval of the Liberty transactions proposal, “FOR” the approval of each of the certificate of incorporation proposals and “FOR” the Charter advisory compensation proposal.

The accompanying joint proxy statement/prospectus provides important information regarding the special meetings and a detailed description of the merger agreement, the mergers, the Liberty transactions, the BHN transactions and the matters to be presented at the special meetings. We urge you to read the accompanying joint proxy statement/prospectus (and any documents incorporated by reference into the accompanying joint proxy statement/prospectus) carefully. Please pay particular attention to the section entitled “Risk Factors,” beginning on page 95.

We hope to see you at the special meetings and look forward to the successful completion of the mergers and the other transactions.

Sincerely,

Thomas M. Rutledge President and Chief Executive Officer Charter Communications, Inc.	Robert D. Marcus Chairman and Chief Executive Officer Time Warner Cable Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or determined that the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated August     , 2015, and is first being mailed to Charter and TWC stockholders on or about August     , 2015.

ADDITIONAL INFORMATION

The accompanying document is the joint proxy statement of TWC and Charter for the special meetings of stockholders of each of TWC and Charter and the prospectus of New Charter for its shares of New Charter Class A common stock to be issued to TWC and Charter stockholders as consideration in the mergers. The accompanying joint proxy statement/prospectus incorporates important business and financial information about Charter and TWC from documents that are not included in or delivered with the accompanying joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference into the accompanying joint proxy statement/prospectus (other than certain exhibits or schedules to these documents) by requesting them in writing or by telephone from Charter or TWC at the following addresses and telephone numbers:

Charter Communications, Inc. 400 Atlantic Street Stamford, Connecticut 06901 Attention: Investor Relations Telephone: (203) 905-7801	Time Warner Cable Inc. 60 Columbus Circle New York, New York 10023 Attention: Investor Relations Telephone: (877) 446-3689

In addition, if you have questions about the mergers, the other transactions described above or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact MacKenzie Partners, Inc., the proxy solicitor for TWC, toll-free at (800) 322-2885 or collect at (212) 929-5500, or Innisfree M&A Incorporated, the proxy solicitor for Charter, toll-free at (888) 750-5834 or collect at (212) 750-5833. You will not be charged for any of these documents that you request.

If you would like to request documents, please do so no later than five business days before the date of Charter’s special meeting of stockholders (which meeting is to be held on September 21, 2015) or five business days before the date of TWC’s special meeting of stockholders (which meeting is to be held on September 21, 2015), as applicable.

See “Where You Can Find More Information,” beginning on page 378 of the accompanying joint proxy statement/prospectus for further information.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

CHARTER COMMUNICATIONS, INC.

TO BE HELD ON SEPTEMBER 21, 2015

To the Stockholders of Charter Communications, Inc.:

NOTICE IS HEREBY GIVEN of a special meeting of stockholders of Charter Communications, Inc., a Delaware corporation (“Charter”), which will be held on September 21, 2015, at 400 Atlantic Street, Stamford, Connecticut, at 10:00 a.m., local time, for the following purposes:

•	to consider and vote on a proposal to approve the adoption of the Agreement and Plan of Mergers, dated as of May 23, 2015 (as may be amended, the “merger agreement”), among Charter, Time Warner Cable Inc. (“TWC”), CCH I, LLC (“New Charter”), Nina Corporation I, Inc., Nina Company II, LLC (“Merger Subsidiary Two”) and Nina Company III, LLC (“Merger Subsidiary Three”), pursuant to which, among other things, (i) TWC will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity and a wholly owned subsidiary of New Charter and (ii) Charter will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three continuing as the surviving entity and a wholly owned subsidiary of New Charter (we refer to this proposal as the “Charter merger proposal”);

•	to consider and vote on a proposal to approve the issuance of Class A common stock, par value $0.001 per share, of New Charter in connection with the mergers contemplated by the merger agreement (the “TWC transactions”) (we refer to this proposal as the “TWC transactions stock issuance proposal”);

•	to consider and vote on a proposal to approve the issuance of (i) a newly created Class B common stock, par value $0.001 per share, of New Charter or Charter, as applicable, and (ii) common units and preferred units of Charter Communications Holdings, LLC (including shares of Class A common stock of New Charter or Charter, as applicable, which may be issued upon conversion or exchange of such common units or preferred units), in each case in connection with the transactions contemplated by the contribution agreement with Advance/Newhouse Partnership (“A/N”) (we refer to this proposal as the “BHN transactions stock issuance proposal” and together with the TWC transactions stock issuance proposal, the “stock issuances proposals”);

•	to consider and vote on a proposal to approve the stockholders agreement with A/N and Liberty Broadband Corporation (“Liberty Broadband”) (including the issuance of shares of New Charter or Charter Class A common stock to Liberty Broadband thereunder), the investment agreement with Liberty Broadband (including the issuance of New Charter Class A common stock to Liberty Broadband thereunder), the contribution agreement with Liberty Broadband and Liberty Interactive Corporation (“Liberty Interactive”) and other transactions contemplated by the merger agreement and the foregoing agreements with Liberty Broadband and Liberty Interactive, as required by Charter’s existing certificate of incorporation (we refer to this proposal as the “Liberty transactions proposal”);

•	to consider and vote on a proposal to approve the adoption of the amended and restated certificate of incorporation (which will include the creation of the new Class B common stock of New Charter or Charter, as applicable) that will either be the amended and restated certificate of incorporation of New Charter if the TWC transactions are consummated or the amended and restated certificate of incorporation of Charter if the TWC transactions are not consummated but the transactions with A/N are consummated (we refer to this proposal as the “general certificate of incorporation proposal”);

•	to consider and vote on a proposal to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide that the special approval requirements for certain business combination transactions contained in Article Eighth of Charter’s existing certificate of incorporation will only be effective upon the termination of the contribution agreement with A/N and will not apply to any transaction agreed or consummated prior to such time (we refer to this proposal as the “certificate of incorporation feature proposal 1”);

•	to consider and vote on a proposal to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will set forth the size and composition requirements for the board of directors that are required by the stockholders agreement with Liberty Broadband and A/N (we refer to this proposal as the “certificate of incorporation feature proposal 2”);

•	to consider and vote on a proposal to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will specify standards for decisions by the board of directors that are required by the stockholders agreement with Liberty Broadband and A/N (we refer to this proposal as the “certificate of incorporation feature proposal 3”);

•	to consider and vote on a proposal to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide for certain voting restrictions on Liberty Broadband and A/N as required by the stockholders agreement with Liberty Broadband and A/N (we refer to this proposal as the “certificate of incorporation feature proposal 4,” and together with the general certificate of incorporation proposal and the certificate of incorporation feature proposals 1, 2 and 3, the “certificate of incorporation proposals”); and

•	to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Charter to its named executive officers in connection with the transactions (we refer to this proposal as the “Charter advisory compensation proposal”).

Copies of the merger agreement, contribution agreement with A/N, stockholders agreement with Liberty Broadband and A/N, Liberty investment agreement, Liberty contribution agreement and the proposed amended and restated certificate of incorporation are attached as Annexes A, B, C, D, E and G, respectively, to the joint proxy statement/prospectus accompanying this notice.

Charter will transact no other business at the special meeting, except such business as may properly be brought before the special meeting or any adjournment or postponement thereof and set forth in the notice for such special meeting or any adjournment or postponement thereof in accordance with Charter’s bylaws.

The Charter board of directors has fixed the close of business on August 14, 2015 as the record date for the special meeting or any adjournment or postponement of the Charter special meeting. Only Charter stockholders of record as of the record date are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof. A complete list of such stockholders will be available for inspection by any Charter stockholder for any purpose germane to the special meeting during ordinary business hours for the 10 days preceding the special meeting at Charter’s offices at the address on this notice. The eligible Charter stockholder list will also be available at the special meeting for examination by any stockholder present at such meeting.

The Charter board of directors unanimously recommends that Charter stockholders vote “FOR” the approval of the Charter merger proposal, “FOR” the approval of each of the stock issuances proposals, “FOR” the approval of the Liberty transactions proposal, “FOR” the approval of each of the certificate of incorporation proposals and “FOR” the Charter advisory compensation proposal.

Your vote is very important. Whether or not you expect to attend the special meeting in person, to ensure your representation at the special meeting, we urge you to authorize the individuals named on your proxy card to vote your shares as promptly as possible by (1) accessing the Internet site listed on the proxy card, (2) calling the toll-free number listed on the proxy card or (3) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. If you hold your shares in “street name,” you should instruct your broker how to vote your shares in accordance with your voting instruction form. Charter stockholders may revoke their proxy in the manner described in the accompanying proxy statement/prospectus before it has been voted at the special meeting.

By order of the Board of Directors,

Richard R. Dykhouse

Executive Vice President, General Counsel and Corporate Secretary

August     , 2015

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

TIME WARNER CABLE INC.

TO BE HELD ON MONDAY, SEPTEMBER 21, 2015

To the Stockholders of Time Warner Cable Inc.:

A special meeting of stockholders of Time Warner Cable Inc., a Delaware corporation (“TWC”), will be held on Monday, September 21, 2015, at the Auditorium at the New York Institute of Technology, located at 1871 Broadway, New York, New York, at 10:00 a.m., local time, for the following purposes:

•	to consider and vote on a proposal to approve the adoption of the Agreement and Plan of Mergers, dated as of May 23, 2015 (as may be amended, the “merger agreement”), among TWC, Charter Communications, Inc., CCH I, LLC (“New Charter”), Nina Corporation I, Inc. (“Merger Subsidiary One”), Nina Company II, LLC (“Merger Subsidiary Two”) and Nina Company III, LLC, pursuant to which, among other things, (i) Merger Subsidiary One will be first merged with and into TWC, with TWC continuing as the surviving corporation, and (ii) immediately thereafter TWC will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity and a wholly owned subsidiary of New Charter; and

•	to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by TWC to its named executive officers in connection with the mergers.

A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice.

The TWC board of directors has fixed the close of business on July 28, 2015 as the record date for determination of the stockholders entitled to vote at the TWC special meeting or any adjournment or postponement of the TWC special meeting. Only stockholders of record as of the record date are entitled to notice of, and to vote at, the TWC special meeting or any adjournment or postponement of the TWC special meeting. A complete list of stockholders entitled to vote at the TWC special meeting will be available for a period of ten days prior to the TWC special meeting at the offices of TWC, located at 60 Columbus Circle, New York, New York 10023 for inspection by any stockholder, for any purpose germane to the TWC special meeting, during usual business hours. The stockholder list also will be available at the TWC special meeting for examination by any stockholder present at the TWC special meeting. In accordance with TWC’s bylaws, the TWC special meeting may be adjourned by the Chairman of the meeting.

If you would like to attend the TWC special meeting, because of security procedures, you will need to register in advance to gain admission to the TWC special meeting. You can register by calling (866) 892-8925 toll-free or sending an email with your name and address to: ir@twcable.com by September 18, 2015. In addition to registering in advance, you will be required to present government issued identification (e.g., driver’s license or passport) to enter the meeting. The meeting also will be audiocast live on the Internet at www.twc.com/investors. You may not appoint more than three persons to act as your proxy at the meeting.

If you are a beneficial owner of TWC common stock held in “street name,” meaning that your shares are held by a broker, bank, nominee or other holder of record, as of the record date, in addition to proper identification, you will also need to provide proof of ownership as of the record date to be admitted to the TWC special meeting. A brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of TWC common stock held in “street name” in person at the TWC special meeting, you will have to obtain a legal proxy in your name from the broker, bank, nominee or other holder of record who holds your shares.

The TWC board of directors unanimously recommends that TWC stockholders vote “FOR” the adoption of the merger agreement and “FOR” the TWC advisory compensation proposal.

By order of the Board of Directors,

Marc Lawrence-Apfelbaum

Executive Vice President, General Counsel and Secretary

New York, New York

August     , 2015

i

Annex A:	Agreement and Plan of Mergers	A-1
Annex B:	BHN Contribution Agreement (including Amendment No. 1 to BHN Contribution Agreement)	B-1

ii

iii

INDEX OF DEFINED TERMS

In this joint proxy statement/prospectus:

“A/N” means Advance/Newhouse Partnership, a New York partnership.

“Bright House” or “BHN” means Bright House Networks, LLC, a Delaware limited liability company.

“BHN contribution agreement” means the Contribution Agreement, dated March 31, 2015, by and among Charter, New Charter, A/N, A/NPC Holdings LLC, and Charter Holdings, as amended on May 23, 2015 and as it may be further amended. A copy of the BHN contribution agreement is attached as Annex B to this joint proxy statement/prospectus.

“BHN/Liberty stockholders agreement” means the Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among, Liberty Broadband, A/N, New Charter and Charter, as amended from time to time. A copy of the BHN/Liberty stockholders agreement is attached as Annex C to this joint proxy statement/prospectus.

“BHN transactions” means the transactions contemplated by the BHN contribution agreement.

“Charter” means Charter Communications, Inc., a Delaware corporation.

“Charter Class A common stock” means the Class A Common Stock, par value $0.001 per share, of Charter.

“Charter Holdings” means Charter Communications Holdings, LLC, a wholly owned subsidiary of Charter.

“Code” means the Internal Revenue Code of 1986, as amended.

“Communications Act” means the Communications Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“DGCL” means the Delaware General Corporation Law.

“DOJ” means the United States Department of Justice.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“FCC” means the Federal Communications Commission.

“first merger” means the merger of Merger Subsidiary One with and into TWC, with TWC continuing as the surviving corporation. The first merger is also referred to in the merger agreement as the “First Company Merger.”

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IRS” means the U.S. Internal Revenue Service or any successor thereto, including its agents, representatives and attorneys.

“Liberty agreements” means the Liberty contribution agreement, the Liberty investment agreement and the BHN/Liberty stockholders agreement.

“Liberty Broadband” means Liberty Broadband Corporation, a Delaware corporation.

“Liberty contribution agreement” means the Contribution Agreement, dated as of May 23, 2015, by and among Charter, New Charter, Merger Subsidiary One, Liberty Broadband and Liberty Interactive, as amended from time to time. A copy of the Liberty contribution agreement is attached as Annex E to this joint proxy statement/prospectus.

“Liberty Interactive” means Liberty Interactive Corporation, a Delaware corporation.

“Liberty investment agreement” means the Investment Agreement, dated as of May 23, 2015, by and among Charter, New Charter and Liberty Broadband, as amended from time to time. A copy of the Liberty investment agreement is attached as Annex D to this joint proxy statement/prospectus.

“Liberty transactions” means the agreements and transactions contemplated by the Liberty agreements, including (i) the issuance of shares of New Charter or Charter Class A common stock to Liberty Broadband pursuant to the Liberty investment agreement and/or the BHN/Liberty stockholders agreement, and (ii) the contribution by Liberty Broadband and Liberty Interactive of their respective shares of TWC common stock to Merger Subsidiary One pursuant to the Liberty contribution agreement and the receipt as part of the mergers of shares of New Charter Class A common stock, as described under “Other Agreements—BHN/Liberty Stockholders Agreement,” “Other Agreements—Liberty Investment Agreement” and “Other Agreements—Contribution Agreement.”

“merger agreement” means the Agreement and Plan of Mergers, dated as of May 23, 2015, by and among Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three and TWC, as amended from time to time. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

“Merger Subsidiary One” means Nina Corporation I, Inc., a Delaware corporation.

“Merger Subsidiary Two” means Nina Company II, LLC, a Delaware limited liability company and wholly owned subsidiary of New Charter.

“Merger Subsidiary Three” means Nina Company III, LLC, a Delaware limited liability company and wholly owned subsidiary of Merger Subsidiary Two.

“mergers” means the first merger, the second merger and the third merger.

“New Charter” means CCH I, LLC, a Delaware limited liability company and wholly owned subsidiary of Charter, which will be converted into a Delaware corporation in accordance with Section 265 of the DGCL and renamed Charter Communications, Inc. immediately prior to the consummation of the mergers. After giving effect to the mergers, New Charter will be the new public company that will hold the operations of the combined companies (TWC and Charter and, if the BHN transactions are consummated, Bright House).

“New Charter Class A common stock” means the Class A common stock, par value $0.001 per share, of New Charter.

“Option A Base Exchange Ratio” means 0.5409.

“Option B Base Exchange Ratio” means 0.4562.

“Option A Effective Exchange Ratio” means the product of the Option A Base Exchange Ratio (0.5409) multiplied by the Parent Merger Exchange Ratio (0.9042).

“Option B Effective Exchange Ratio” means the product of the Option B Base Exchange Ratio (0.4562) multiplied by the Parent Merger Exchange Ratio (0.9042).

“Option A Election” means the option to receive $100 in cash and shares of New Charter based on the Option A Effective Exchange Ratio.

“Option B Election” means the option to receive $115 in cash and shares of New Charter based on the Option B Effective Exchange Ratio.

“Parent Merger Exchange Ratio” means 0.9042.

“SEC” means the U.S. Securities and Exchange Commission.

“second merger” means the merger of TWC with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity. The second merger is also referred to in the merger agreement as the “Second Company Merger.”

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“third merger” means the merger of Charter with and into Merger Subsidiary Three, with Merger Subsidiary Three continuing as the surviving entity. The third merger is also referred to in the merger agreement as the “Parent Merger.”

“TWC” means Time Warner Cable Inc., a Delaware corporation.

“TWC transactions” means the mergers, the other transactions contemplated by the merger agreement and the transactions contemplated by the Liberty investment agreement and the Liberty contribution agreement.

“voting agreement” means the Voting Agreement, dated as of May 23, 2015, by and between TWC and Liberty Broadband, as amended from time to time. A copy of the voting agreement is attached as Annex F to this joint proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE MERGERS, THE LIBERTY TRANSACTIONS, THE BHN TRANSACTIONS AND THE MATTERS TO BE ADDRESSED AT THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the mergers, the Liberty transactions, the BHN transactions and the matters to be addressed at the special meetings. These questions and answers may not address all questions that may be important to TWC or Charter stockholders. To better understand these matters, and for a description of the legal terms governing the mergers, the Liberty transactions and the BHN transactions you should carefully read this entire joint proxy statement/prospectus, including the attached annexes, as well as the documents that have been incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” in this joint proxy statement/prospectus.

Q:	Why am I receiving this document?

A:	Charter and TWC have agreed to a series of mergers, pursuant to which both Charter and TWC will become wholly owned subsidiaries of New Charter, which is currently a wholly owned subsidiary of Charter. In the first merger, Merger Subsidiary One will merge with and into TWC, with TWC being the surviving corporation. Immediately following the completion of the first merger, in the second merger, TWC will merge with and into Merger Subsidiary Two, with Merger Subsidiary Two being the surviving entity. Immediately following the completion of the second merger, in the third merger, Charter will merge with and into Merger Subsidiary Three, with Merger Subsidiary Three being the surviving entity. The three mergers described in this joint proxy statement/prospectus are intended to facilitate the combination of Charter and TWC, as well as the completion of the BHN transactions. Following the mergers, Charter and TWC will no longer be publicly held corporations and New Charter will be the only publicly held corporation. The three mergers are illustrated in simplified form (ignoring for clarity, among other things, intervening subsidiaries, the ownership of TWC stockholders in New Charter following the second merger, other subsidiaries not involved in the mergers, and potential post-closing internal reorganizations) in the diagrams below.

First Merger	Second Merger

Third Merger	Immediately Following Mergers

In addition, following the completion of the mergers, Charter expects to complete the BHN transactions, pursuant to which A/N will contribute the membership interests in BHN and any other assets (other than certain excluded assets) primarily related to BHN’s business to Charter Holdings in exchange for cash, common and preferred units of Charter Holdings (which are exchangeable or convertible in certain circumstances for New Charter Class A common stock) and one share of a new class of New Charter common stock (Class B common stock) with voting rights generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings. The mergers are not conditioned upon completion of the BHN transactions (including the stock issuance to A/N). The mergers and the BHN transactions are subject to separate conditions, and the mergers may be completed whether or not the BHN transactions are ultimately consummated. The consummation of the BHN transactions is conditioned on the completion of the mergers. However, if the mergers are not completed, Charter and A/N may still be obligated to complete the BHN transactions, as described under “The BHN Contribution Agreement” if the tail condition (which is described in greater detail under “The BHN Contribution Agreement—Conditions to the Completion of the Contribution”) is satisfied. There can be no assurance that the BHN transactions will be completed if the mergers are not completed.

In order to satisfy the conditions to the completion of the mergers, Charter and TWC stockholders must vote to approve the adoption of the merger agreement and Charter stockholders must vote to approve the stock issuances in connection with the transactions contemplated by the merger agreement, the Liberty investment agreement and the BHN/Liberty stockholders agreement, the Liberty transactions and the amended and restated certificate of incorporation, as described in this joint proxy statement/prospectus.

In order to satisfy the conditions to the completion of the BHN transactions, Charter stockholders must vote to approve the stock issuances in connection with the transactions contemplated by the BHN/Liberty stockholders agreement and the BHN contribution agreement, certain Liberty transactions (including the provisions of the BHN/Liberty stockholders agreement) and the amended and restated certificate of incorporation, as described in this joint proxy statement/prospectus.

TWC is holding a special meeting of stockholders, which is referred to in this joint proxy statement/prospectus as the TWC special meeting, in order to obtain the stockholder approval necessary to complete the mergers. TWC stockholders will also be asked to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by TWC to its named executive officers in connection with the mergers.

Charter is holding a special meeting of stockholders, which is referred to in this joint proxy statement/prospectus as the Charter special meeting, in order to obtain the stockholder approval necessary to complete the mergers, the Liberty transactions and the BHN transactions. In addition, Charter stockholders will also be asked to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Charter to its named executive officers in connection with the mergers.

This document is being delivered to you as both a joint proxy statement of TWC and Charter and a prospectus of New Charter in connection with the mergers, the BHN transactions and the Liberty transactions. It is the proxy statement by which the TWC board of directors is soliciting proxies from TWC stockholders to vote at the TWC special meeting, or at any adjournment or postponement of the TWC special meeting, on the matters described in this joint proxy statement/prospectus. It is also the proxy statement by which the Charter board of directors is soliciting proxies from Charter stockholders to vote at the Charter special meeting, or at any adjournment or postponement of the Charter special meeting, on the matters described in this joint proxy statement/prospectus, including in connection with the mergers, the Liberty transactions and the BHN transactions. In addition, this document is the prospectus by which New Charter will issue shares of New Charter Class A common stock to TWC and Charter stockholders in the mergers.

Your vote is important. We encourage you to vote as soon as possible.

Q:	What will TWC stockholders receive in the mergers?

A:	If the first merger and the second merger are completed, after giving effect to the first and second mergers and application of the Option A Base Exchange Ratio or the Option B Base Exchange Ratio described in this joint proxy statement/prospectus, each share of TWC common stock outstanding immediately prior to the completion of the first merger (other than certain shares, as described below) will effectively be converted into the right to receive either (at the election of the holder thereof):

•	$100 in cash and shares of New Charter Class A common stock equivalent to 0.5409 shares of Charter Class A common stock (the “Option A Election”); or

•	$115 in cash and shares of New Charter Class A common stock equivalent to 0.4562 shares of Charter Class A common stock (the “Option B Election”).

However, the actual number of shares of New Charter Class A common stock that TWC stockholders (except as described below) will be entitled to receive will be calculated by multiplying the exchange ratios of 0.5409 (which is the Option A Base Exchange Ratio) or 0.4562 (which is the Option B Base Exchange Ratio) specified above by 0.9042 (which is the Parent Merger Exchange Ratio), which will also be the exchange ratio that will be used to determine the number of shares of New Charter Class A common stock that Charter stockholders will be entitled to receive per share of Charter Class A common stock in the third merger as described below. Therefore, the application of the Parent Merger Exchange Ratio to the stock portion of the merger consideration to be received by the TWC stockholders will not impact the aggregate value represented by the shares of New Charter Class A common stock to be received by TWC stockholders upon completion of the mergers. The foregoing calculations and mechanics are described in greater detail under “The Merger Agreement—Merger Consideration.” In addition, TWC stockholders (except as described below) will receive cash in lieu of any fractional share of TWC common stock as a result of the mergers, as described under “The Merger Agreement—Fractional Shares.” Shares of TWC common stock held by TWC as treasury stock, held by direct or indirect wholly owned subsidiaries of TWC or Charter (other than Merger Subsidiary One) or held by Liberty Broadband or Liberty Interactive will not receive the foregoing merger consideration. Liberty Broadband and Liberty Interactive will only receive shares of New Charter Class A common stock as a result of the three mergers, subject to the terms of the Liberty contribution agreement as described in more detail under “Other Agreements—Liberty Contribution Agreement.”

Based on the closing price of a share of Charter Class A common stock on NASDAQ on May 20, 2015, the trading day on which Charter’s offer to merge with TWC was based, the merger consideration payable to TWC stockholders represented approximately $195.71 in value for each share of TWC common stock, or approximately $200 in value for each share of TWC common stock based on the 60-trading day volume weighted average price of Charter Class A common stock ending on such date. Based on the closing price of a share of Charter Class A common stock on NASDAQ on August 18, 2015, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, the merger consideration payable to TWC stockholders represented approximately $202.13 in value for each share of TWC common stock in the case of the Option A Election or approximately $201.14 in value for each share of TWC common stock in the case of the Option B Election. Because New Charter will issue a fixed number of shares of New Charter Class A common stock in exchange for each share of TWC common stock, the total value of the merger consideration that TWC stockholders will receive in the mergers will depend on the market price of shares of New Charter Class A common stock at the time the mergers are completed. The market price of shares of New Charter Class A common stock when TWC stockholders receive those shares after the mergers are completed could be greater than, less than or the same as the market price of equivalent shares of Charter Class A common stock on the date of this joint proxy statement/prospectus or at the time of the TWC special meeting.

Q:	How do TWC stockholders elect between the two merger consideration options?

A:	A form of election, which will be mailed to each holder of record of TWC common stock as of the close of business on the election form record date (as defined below), as well as to stockholders who purchase shares of TWC common stock subsequent to such date and prior to the election deadline (as defined below), if any, will allow record holders of TWC common stock to elect between the two merger consideration options in respect of each share of TWC common stock that they hold.

The “election deadline” will be 5:00 p.m., local time (in the city in which the exchange agent is located) on the date that Charter and TWC agree is 5 business days prior to the expected closing date. Charter and TWC will publicly announce the anticipated election deadline not more than 20 business days before, and at least 5 business days prior to, the election deadline.

TWC will mail a form of election not less than 20 business days prior to the anticipated election deadline. The “election form record date” will be the 10th business day prior to the mailing record date.

Q:	What do TWC stockholders receive if they do not elect between the two merger consideration options?

A:	If a TWC stockholder does not make or submit an election to receive one of the two merger consideration options, such TWC stockholder will only be entitled to receive the merger consideration pursuant to the Option A Election.

Q:	What will happen to the shares of TWC common stock held in the TWC Savings Plan?

A:	The trust relating to the TWC Savings Plan (the “TWC Savings Plan”) holds shares of TWC common stock (the “Stock Fund”). As of the date of this document, such shares are expected to convert into a mix of cash and New Charter Class A common stock as elected in connection with the mergers. The administrator of the TWC Savings Plan will provide TWC Savings Plan participants invested in the Stock Fund all required information regarding the method and effect of the conversion and election related to the mergers.

Q:	What will Charter stockholders receive in the mergers?

A:	If the mergers are completed, each share of Charter Class A common stock outstanding immediately prior to the completion of the third merger will be converted into the right to receive 0.9042 shares of New Charter Class A common stock. In addition, Charter stockholders will receive cash in lieu of any fractional shares of New Charter Class A common stock as a result of the mergers, as described under “Merger Agreement—Fractional Shares.” In connection with the mergers, Charter will be reorganized to make New Charter the new holding company of the combined companies. Outstanding Charter shares will be converted into New
Charter shares without changing the proportionate interests of each individual Charter stockholder as compared to Charter stockholders as a whole. However, the absolute number of shares held by each such stockholder will be reduced to result in the effective exchange ratios agreed with TWC (e.g., so that the 0.4891 shares of New Charter Class A common stock received for each share of TWC common stock by a TWC stockholder who made the Option A Election will equate to 0.5409 shares of Charter’s existing Class A common stock). Accordingly, if the mergers are completed, each share of Charter Class A common stock outstanding immediately prior to the completion of the third merger will be converted into the right to receive 0.9042 shares of New Charter Class A common stock. Because the exchange ratio of 0.9042 will be used to determine the number of shares of New Charter Class A common stock that both TWC stockholders and Charter stockholders will be entitled to receive in the mergers, the application of that exchange ratio will not impact the aggregate value represented by the shares of New Charter Class A common stock to be received by TWC stockholders or Charter stockholders upon completion of the mergers. The three mergers described in this joint proxy statement/prospectus, including the merger of Charter and Merger Subsidiary Three, are intended to facilitate the combination of TWC and Charter, as well as the completion of the BHN transactions. The Parent Merger Exchange Ratio will also be applied to the stock portion of the merger consideration to be received by the TWC stockholders and, therefore the exchange of shares of Charter for New Charter as described above will not impact the aggregate value represented by the shares of New Charter Class A common stock to be received by stockholders of Charter upon completion of the mergers.

Q:	As a current employee and holder of options issued by TWC to purchase shares of TWC common stock, or a holder of TWC restricted stock units, what will I receive in the mergers?

A:	Upon the completion of the second merger, each outstanding option to purchase shares of TWC common stock awarded by TWC, whether or not exercisable or vested (but excluding any options held by a former employee of TWC, as described in the immediately succeeding answer), will be converted into an option to purchase the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of TWC common stock subject to such option immediately prior to the completion of the first merger multiplied by (y) the Stock Award Exchange Ratio (as defined below), with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. The exercise price per share of New Charter Class A common stock for such option will be equal to the quotient of (i) the exercise price per share of such option immediately prior to the completion of the first merger divided by (ii) the Stock Award Exchange Ratio, rounded up to the nearest whole cent. Such converted options will be subject to the same terms and conditions as were applicable to the corresponding TWC options immediately prior to the completion of the first merger. The Stock Award Exchange Ratio is determined based on the value a stockholder of TWC who made the Option A Election would receive upon the completion of the mergers. Accordingly, in the merger agreement, “Stock Award Exchange Ratio” is defined generally as the sum of (i) the product of (A) the Option A Base Exchange Ratio multiplied by (B) the Parent Merger Exchange Ratio and (ii) the product of (A) the quotient of (I) $100 divided by (II) the volume weighted average per-share price of Charter Class A common stock during the ten full trading days ending on (and including) the trading day preceding the closing date, multiplied by (B) the Parent Merger Exchange Ratio.

Upon the completion of the second merger, each outstanding TWC employee restricted stock unit award (but excluding any such units held by a current or former non-employee director or a former employee of TWC, as described in the immediately succeeding answer), will be converted into the right to acquire the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of TWC common stock underlying such award immediately prior to the completion of the first merger multiplied by (y) the Stock Award Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock units will be subject to the same terms and conditions as applied to the corresponding award immediately prior to the completion of the first merger.

See “The Merger Agreement—Treatment of TWC Equity Awards.”

Q:	As a former employee and holder of options issued by TWC to purchase shares of TWC common stock or TWC restricted stock units, or as a non-employee director and holder of TWC deferred stock units, what will I receive in the mergers?

A:	Upon the completion of the second merger, each outstanding option to purchase shares of TWC common stock awarded by TWC held by a former employee of TWC, whether or not exercisable or vested, will be cancelled, and TWC will pay such former employee an amount in cash computed by first determining the number of shares of New Charter Class A common stock to which such former employee would be entitled as if his or her stock options were converted in accordance with the preceding answer, and then multiplying such number by the excess of (i) the quotient of (A) the closing price of a share of Charter Class A common stock on the trading day immediately preceding the first merger, divided by (B) the Parent Merger Exchange Ratio (such quotient, the “Charter Adjusted Closing Price”) over (ii) the exercise price per share of such option (determined in accordance with the preceding answer). All options held by a former employee of TWC that have a converted per share exercise price equal to or exceeding the Charter Adjusted Closing Price will be immediately cancelled without any right to consideration. All cash payments will be reduced by applicable withholding taxes.

Upon completion of the second merger, each TWC restricted stock unit award (which includes deferred stock units held by non-employee directors) held by (x) a current or former non-employee director or (y) a former employee of TWC will be cancelled, and TWC will pay such holder an amount in cash computed by first determining the number of shares of New Charter Class A common stock to which such person would be entitled if his or her stock units were converted in accordance with the preceding answer, and then multiplying such number by the Charter Adjusted Closing Price. All cash payments will be reduced by applicable withholding taxes.

If any restricted stock unit held by a former employee is subject to 409A of the Code and such former employee is also a “specified individual” within the meaning of Section 409A of the Code, then no cash payment will be made in respect of such award and instead such award will be converted as set forth above.

See “The Merger Agreement—Treatment of TWC Equity Awards.”

Q:	As a holder of options issued by Charter to purchase shares of Charter Class A common stock, or a holder of Charter restricted stock awards or restricted stock units, what will I receive in the mergers?

A:	Upon completion of the third merger, each outstanding option, whether or not exercisable or vested, to purchase shares of Charter Class A common stock will be converted into an option to purchase the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock subject to such option immediately prior to the completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. The exercise price per share of New Charter Class A common stock will be equal to the quotient of (i) the exercise price of such option immediately prior to the completion of the third merger divided by (ii) the Parent Merger Exchange Ratio, rounded up to the nearest whole cent. Such converted options will be subject to the same terms and conditions as applied to the corresponding options immediately prior to completion of the third merger.

Upon completion of the third merger, each outstanding Charter restricted stock award will be converted into an award with respect to the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock underlying such award immediately prior to completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock awards will be subject to the same terms and conditions as applied to the corresponding awards immediately prior to completion of the third merger.

Upon completion of the third merger, each outstanding Charter restricted stock unit, whether or not vested, will be converted into the right to acquire the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock underlying such unit immediately prior to completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock units will be subject to the same terms and conditions as applied to the corresponding units immediately prior to completion of the third merger.

Q:	What happens if the mergers are not completed?

A:	If the mergers are not completed for any reason, TWC stockholders will not receive any consideration for their shares of TWC common stock. Instead, TWC will remain an independent public company and its common stock will continue to be listed and traded on the New York Stock Exchange.

The consummation of the BHN transactions is conditioned on the completion of the mergers. However, if the mergers are not completed, Charter and A/N may still be obligated to complete the BHN transactions in certain circumstances, as described under “The BHN Contribution Agreement” if the tail condition (which is described in greater detail under “The BHN Contribution Agreement—Conditions to the Completion of the Contribution”) is satisfied. Generally, the consummation of the BHN transactions is conditioned on the consummation in all material respects of the transactions contemplated by the merger agreement in accordance with the terms of the merger agreement (unless otherwise waived by the applicable parties). However, Charter and BHN did provide in the BHN contribution agreement for consummating the BHN transactions, despite the failure to consummate the mergers, in certain circumstances if TWC enters into an alternative transaction (which must have been proposed to TWC prior to the termination of the merger agreement) within 12 months following a specified termination of the merger agreement (which is described in greater detail under “The BHN Contribution Agreement—Conditions to the Completion of the Contribution”). Accordingly, if the mergers are not consummated and TWC does not enter into such alternative transaction within the specified period, unless such condition is otherwise waived, BHN will continue as a joint venture of TWC and A/N, but if TWC does enter into such alternative transaction within the specified period, BHN would be acquired by Charter, in each case on the terms and subject to the conditions of the BHN Contribution Agreement. This exception is referred to as the “tail condition.” Additionally, TWC has waived its right of first offer under the Third Amended and Restated Partnership Agreement of Time Warner Entertainment-Advance/Newhouse Partnership, dated as of December 31, 2002, between affiliates of TWC and Advance/Newhouse Partnership with respect to the acquisition by New Charter of BHN, irrespective of any termination of the merger agreement; however, the waiver will not apply if the merger agreement is terminated so long as TWC or any of its affiliates has not entered into an agreement or understanding providing for, or consummated, a TWC acquisition proposal (as defined in “The Merger Agreement --No Solicitation by TWC,” except that references in that definition to “25%” will be deemed to be references to “50%”) within 9 months following the termination of the merger agreement. See “The Merger Agreement-Bright House Right of First Offer” for more information. There can be no assurance that the BHN transactions will be completed if the mergers are not completed.

Q:	What are TWC stockholders being asked to vote on?

A:	TWC stockholders are being asked to vote on the following proposals:

•	to approve the adoption of the merger agreement, pursuant to which, among other things, (i) Merger Subsidiary One will be first merged with and into TWC, with TWC continuing as the surviving corporation, and (ii) immediately thereafter TWC will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity and a wholly owned subsidiary of New Charter (we refer to this proposal as the “TWC mergers proposal”); and

•	to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by TWC to its named executive officers in connection with the mergers (we refer to this proposal as the “TWC advisory compensation proposal”).

The approval of the adoption of the merger agreement by TWC stockholders is a condition to the obligations of TWC, Charter and New Charter to complete the mergers. The approval of the TWC advisory compensation proposal is not a condition to the obligations of TWC, Charter or New Charter to complete the mergers.

Q:	Does the TWC board of directors recommend that TWC stockholders adopt the merger agreement?

A:	Yes. The TWC board of directors unanimously determined that the merger agreement, the first merger, the second merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of TWC’s stockholders and unanimously approved and declared advisable the merger agreement, the first merger, the second merger and the other transactions contemplated by the merger agreement. The TWC board of directors unanimously recommends that TWC stockholders vote “FOR” the approval of the adoption of the merger agreement at the TWC special meeting. See “The Transactions—TWC’s Reasons for the Mergers; Recommendation of the TWC Board of Directors.”

Q:	What is the specified compensation and why are TWC stockholders being asked to vote on it?

A:	The SEC has adopted rules that require TWC to seek an advisory (non-binding) vote on certain specified compensation that is tied to or based on the mergers and that will or may be paid by TWC to its named executive officers in connection with the mergers. See “Interests of TWC’s Directors and Executive Officers in the Transactions—Quantification of Potential Payments to TWC Named Executive Officers in Connection with the Mergers” and “TWC Proposals—TWC Proposal II: TWC Advisory Compensation Proposal.”

Q:	Does the TWC board of directors recommend that TWC stockholders approve the TWC advisory compensation proposal?

A:	Yes. The TWC board of directors unanimously recommends that TWC stockholders vote “FOR” the TWC advisory compensation proposal. See “TWC Proposal II: Advisory Vote On Certain Specified Compensation.”

Q:	What happens if the TWC advisory compensation proposal is not approved?

A:	Approval of the TWC advisory compensation proposal is not a condition to completion of the mergers. The vote is an advisory (non-binding) vote. If the mergers are completed, TWC may pay the specified compensation to its named executive officers in connection with the mergers even if TWC stockholders fail to approve the TWC advisory compensation proposal.

Q:	What TWC stockholder vote is required for the approval of each proposal at the TWC special meeting, and what happens if I abstain?

A:	The following are the vote requirements for the proposals of TWC:

•	TWC Mergers Proposal: The affirmative vote of holders of a majority of the outstanding shares of TWC common stock entitled to vote is required to adopt the merger agreement at the TWC special meeting at which a quorum is present. Accordingly, a TWC stockholder’s abstention from voting, the failure of a TWC stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a TWC stockholder’s other failure to vote will have the same effect as a vote “AGAINST” the TWC mergers proposal.

•	TWC Advisory Compensation Proposal: The affirmative vote of a majority of the votes cast at the TWC special meeting at which a quorum is present by holders of shares of TWC common stock is required to approve, on an advisory (non-binding) basis, the TWC advisory compensation proposal. An abstention is not considered a vote cast. Accordingly, assuming a quorum is present, a TWC stockholder’s abstention from voting, the failure of a TWC stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a TWC stockholder’s other failure to vote will have no effect on the TWC advisory compensation proposal.

Q:	What constitutes a quorum for the TWC special meeting?

A:	A majority of the votes entitled to be cast for each proposal being present in person or represented by proxy constitutes a quorum for such proposal at the TWC special meeting. Abstentions will be deemed present for the purpose of determining the presence of a quorum. Shares of TWC common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank, nominee or other holder of record will not be deemed present at the TWC special meeting for the purpose of determining the presence of a quorum.

Q:	Who is entitled to vote at the TWC special meeting, and how many votes does each holder of TWC common stock have?

A:	All holders of TWC common stock who held shares as of the record date for the TWC special meeting (the close of business on July 28, 2015) are entitled to receive notice of, and to vote at, the TWC special meeting, provided that those shares remain outstanding on the date of the TWC special meeting. As of the close of business on July 28, 2015, there were 282,974,273 shares of TWC common stock outstanding. Each holder of TWC common stock is entitled to one vote for each share of TWC common stock owned as of the record date.

Q:	When and where is the TWC special meeting?

A:	The TWC special meeting will be held on September 21, 2015, at the Auditorium at the New York Institute of Technology, located at 1871 Broadway, New York, New York, at 10:00 a.m., local time.

Q:	How do I vote my shares at the TWC special meeting?

A:	Via the Internet or by Telephone

If you hold TWC shares directly in your name as a stockholder of record (that is, if your shares of TWC common stock are registered in your name with Computershare Shareowner Services, TWC’s transfer agent), you may vote via the Internet at www.proxyvote.com or by telephone by calling the toll-free number on the back of your proxy card. Votes submitted via the Internet or by telephone must be received by 11:59 p.m. (Eastern Time) on September 20, 2015.

If you hold TWC shares in “street name,” meaning through a broker, bank, nominee or other holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank, nominee or other holder of record. Please follow the voting instructions provided by your broker, bank, nominee or other holder of record with these materials.

By Mail

If you hold TWC shares directly in your name as a stockholder of record (that is, if your shares of TWC common stock are registered in your name with Computershare Shareowner Services, TWC’s transfer agent), you will need to sign, date and mark your proxy card and return it using the postage-paid return envelope provided or return it to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Broadridge Financial Solutions, Inc. must receive your proxy card no later than the close of business on September 20, 2015.

If you hold TWC shares in “street name,” meaning through a broker, bank, nominee or other holder of record, to vote by mail, you will need to sign, date and mark the voting instruction form provided by your broker, bank, nominee or other holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank, nominee or other holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold TWC shares directly in your name as a stockholder of record (that is, if your shares of TWC common stock are registered in your name with Computershare Shareowner Services, TWC’s transfer agent), you may vote in person at the TWC special meeting. If you attend the TWC special meeting, you may also submit your vote in person, in which case any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be superseded by the vote that you cast at the TWC special meeting. Stockholders of record also may be represented by another person at the TWC special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the inspector of election with the applicable ballot at the TWC special meeting.

If you hold TWC shares in “street name,” meaning through a broker, bank, nominee or other holder of record, you must obtain a legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the TWC special meeting. To request a legal proxy, please contact your broker, bank, nominee or other holder of record.

Shares Held in TWC’s 401(k) Plan

Under the provisions of the trust relating to the TWC Savings Plan, Fidelity Management Trust Company, as trustee, is required to request your confidential instructions as to how your proportionate interests in the shares of TWC common stock held in the Stock Fund under the TWC Savings Plan is to be voted at the TWC special meeting. Your instructions to Fidelity Management Trust Company will not be divulged or revealed to anyone at TWC. If Fidelity Management Trust Company does not receive your instructions on or prior to 5:00 p.m. (Eastern Time) via a voting instruction card or 11:59 p.m. (Eastern Time) via the Internet or by telephone on September 17, 2015, your interest will be voted at the TWC special meeting in the same proportion as other participants’ interests in the TWC Savings Plan for which Fidelity Management Trust Company has received voting instructions.

General

Please carefully consider the information contained in this joint proxy statement/prospectus and, whether or not you plan to attend the TWC special meeting, vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the TWC special meeting.

We encourage you to register your vote via the Internet or by telephone or by mail. Whether your proxy is submitted via the Internet, by telephone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the TWC special meeting, your shares will be voted at the TWC special meeting in the manner set forth in this joint proxy statement/prospectus or as otherwise specified by you. Again, you may vote via the Internet or by telephone until 11:59 p.m. (Eastern Time) on September 20, 2015, or TWC’s agent must receive your paper proxy card by mail no later than the close of business on September 20, 2015.

Q:	If my shares of TWC common stock are held in “street name,” will my broker, bank, nominee or other holder of record automatically vote my shares for me?

A:

No. If your shares of TWC common stock are held in “street name,” you must instruct the broker, bank, nominee or other holder of record on how to vote your shares. Your broker, bank, nominee or other holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank, nominee or other holder of record with this joint proxy statement/prospectus.

Q:	How will my shares be represented at the TWC special meeting, and what will happen if I return my proxy card without indicating how to vote?

A:	If you submit your proxy via the Internet, by telephone or by mail, the officers named on your proxy card will vote your shares in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how to vote on any particular proposal, the shares of TWC common stock represented by your proxy will be voted in favor of that proposal.

Q:	Who may attend the TWC special meeting?

A:	TWC stockholders as of the record date (the close of business on July 28, 2015), or their authorized representatives, may attend the TWC special meeting. If you would like to attend the meeting, because of security procedures, you will need to register in advance to gain admission to the TWC special meeting. You can register by calling (866) 892-8925 toll-free or sending an email with your name and address to: ir@twcable.com by September 18, 2015. In addition to registering in advance, you will be required to present government issued identification (e.g., driver’s license or passport) to enter the meeting. The meeting also will be audiocast live on the Internet at www.twc.com/investors. You may not appoint more than three persons to act as your proxy at the meeting.

If you are a beneficial owner of shares of TWC common stock held in “street name” by a broker, bank, nominee or other holder of record as of the record date (the close of business on July 28, 2015), in addition to proper identification, you will also need proof of ownership as of the record date to be admitted to the TWC special meeting. A brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of TWC common stock held in “street name” in person at the TWC special meeting, you will have to obtain a legal proxy in your name from the broker, bank, nominee or other holder of record who holds your shares.

TWC stockholders may contact TWC’s Investor Relations Department toll-free at (877) 446-3689 to obtain directions to the location of the TWC special meeting.

Q:	What will happen if TWC stockholders abstain from voting, fail to vote or do not direct how to vote on their proxy?

A:	Your vote is very important. The mergers cannot be completed unless TWC stockholders adopt the merger agreement.

For TWC stockholders, an abstention or failure to vote will have the same effect as a vote “AGAINST” the approval of the adoption of the merger agreement. In addition, if a TWC stockholder holds shares of TWC common stock in “street name” through a broker, bank, nominee or other holder of record and the stockholder does not give voting instructions to that broker, bank, nominee or other holder of record, that broker, bank, nominee or other holder of record will not be able to vote the shares on the approval of the adoption of the merger agreement, and such failure to give those instructions will have the same effect as a vote “AGAINST” the approval of the adoption of the merger agreement.

The TWC board of directors unanimously recommends that TWC stockholders vote “FOR” the approval of the adoption of the merger agreement.

Q.	Can I revoke my proxy or change my voting instructions with respect to the TWC special meeting?

A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the TWC special meeting. If you are a stockholder of record as of the record date (the close of business on July 28, 2015), you can revoke your proxy or change your vote by:

•	sending a signed notice stating that you revoke your proxy to the General Counsel of TWC, at TWC’s offices at 60 Columbus Circle, New York, New York 10023, Attention: General Counsel, that bears a date later than the date of the proxy you want to revoke and is received prior to the TWC special meeting;

•	submitting a valid, later-dated proxy by mail that is received prior to the TWC special meeting, or via the Internet or by telephone before 11:59 p.m. (Eastern Time) on September 20, 2015, if you are a TWC stockholder; or

•	attending the TWC special meeting (or, if the TWC special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank, nominee or other holder of record, you must contact your brokerage firm, bank, nominee or other holder of record to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the TWC special meeting.

Q:	What happens if I sell my TWC shares after the record date but before the TWC special meeting?

A:	The record date for the TWC special meeting (the close of business on July 28, 2015) is earlier than the date of the TWC special meeting and earlier than the date that the mergers are expected to be completed. If you sell or otherwise transfer your shares of TWC common stock after the record date but before the date of the TWC special meeting, you will retain your right to vote at the TWC special meeting. However, you will not have the right to receive the applicable merger consideration to be received by TWC stockholders in the mergers. In order to receive the applicable merger consideration, you must hold your shares through completion of the mergers.

Q:	What do I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a record holder and also in “street name,” or otherwise through another holder of record, and in certain other circumstances. In addition, if you are a holder of shares of both TWC common stock and Charter Class A common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. If you receive more than one set of voting materials, please vote or return each proxy or voting instruction separately in order to ensure that all of your shares are voted.

Q:	What if I hold shares in both TWC and Charter?

A:	If you are both a TWC stockholder and a Charter stockholder, you will receive separate packages of proxy materials from each company. A vote as a TWC stockholder for any of the proposals of TWC will not constitute a vote as a Charter stockholder to approve any of the proposals of Charter, or vice versa. Therefore, please sign, date, mark and return all proxy cards and/or voting instructions that you receive from TWC or Charter, or submit them over the Internet or by telephone.

Q:	What are Charter stockholders being asked to vote on?

A:	Charter stockholders are being asked to vote on the following proposals:

•	to approve the adoption of the merger agreement pursuant to which, among other things, (i) TWC will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity and a wholly owned subsidiary of New Charter and (ii) Charter will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three continuing as the surviving entity and a wholly owned subsidiary of New Charter (we refer to this proposal as the “Charter merger proposal”);

•	to approve the issuance of Class A common stock, par value $0.001 per share, of New Charter in connection with the mergers contemplated by the merger agreement (we refer to this proposal as the “TWC transactions stock issuance proposal”);

•	to approve the issuance of (i) a newly created Class B common stock, par value $0.001 per share, of New Charter or Charter, as applicable, and (ii) common units and preferred units of Charter Holdings (including shares of Class A common stock of New Charter or Charter, as applicable, which may be issued upon conversion or exchange of such common units or preferred units), in each case in connection with the BHN transactions (we refer to this proposal as the “BHN transactions stock issuance proposal” and together with the TWC transactions stock issuance proposal, the “stock issuances proposals”);

•	to approve the BHN/Liberty stockholders agreement (including the issuance of shares of New Charter or Charter Class A common stock to Liberty Broadband thereunder), the Liberty investment agreement (including the issuance of New Charter Class A common stock to Liberty Broadband thereunder), the Liberty contribution agreement and other transactions contemplated by the merger agreement and the foregoing agreements with Liberty Broadband and Liberty Interactive, as required by Charter’s existing certificate of incorporation (we refer to this proposal as the “Liberty transactions proposal”);

•	to approve the adoption of the amended and restated certificate of incorporation (which will include the creation of the new class of Class B common stock of New Charter or Charter, as applicable) that will either be the amended and restated certificate of incorporation of New Charter if the TWC transactions are consummated or the amended and restated certificate of incorporation of Charter if the TWC transactions are not consummated but the BHN transactions are consummated (we refer to this proposal as the “general certificate of incorporation proposal”);

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide that the special approval requirements for certain business combination transactions contained in Article Eighth of Charter’s existing certificate of incorporation will only be effective upon the termination of the BHN contribution agreement and will not apply to any transaction agreed or consummated prior to such time (we refer to this proposal as the “certificate of incorporation feature proposal 1”);

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will set forth the size and composition requirements for the board of directors that are required by the BHN/Liberty stockholders agreement (we refer to this proposal as the “certificate of incorporation feature proposal 2”);

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will specify standards for decisions by the board of directors that are required by the BHN/Liberty stockholders agreement (we refer to this proposal as the “certificate of incorporation feature proposal 3”);

•

to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide for certain voting restrictions on Liberty Broadband and A/N as required by the BHN/Liberty stockholders agreement (we refer to this proposal as the “certificate of incorporation feature proposal 4,” and together with the general certificate of incorporation proposal and the certificate of incorporation feature proposals 1, 2 and 3, the “certificate of incorporation proposals”); and

•	to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Charter to its named executive officers in connection with the transactions (we refer to this proposal as the “Charter advisory compensation proposal”).

The approval of the Charter merger proposal, the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals are conditions to the obligations of TWC, Charter and New Charter to complete the mergers. In addition, the approval of the BHN transactions stock issuance proposal, the Liberty transactions proposal (as it relates to the BHN/Liberty stockholders agreement and the stock issuance to Liberty Broadband in connection with the BHN transactions) and each of the certificate of incorporation proposals are conditions to the obligations New Charter, Charter and A/N to complete the BHN transactions. The approval of the Charter advisory compensation proposal is not a condition to the obligations of TWC, Charter or New Charter to complete the mergers and is not a condition to the obligations of Charter, New Charter or A/N to complete the BHN transactions.

The approval of each of the certificate of incorporation proposals is required to approve the adoption of the amended and restated certificate of incorporation. The amended and restated certificate of incorporation will not be filed and become effective if any of the certificate of incorporation proposals is not approved by Charter stockholders. The approval of all of the certificate of incorporation proposals shall constitute the requisite approval of the adoption of the amended and restated certificate of incorporation as required by Delaware law.

Q:	Does the Charter board of directors recommend that Charter stockholders approve the Charter merger proposal, each of the stock issuances proposals, the Liberty transactions proposal and each of the certificate of incorporation proposals?

A:	Yes. The members of the Charter board of directors unanimously determined that the merger agreement, the mergers, the stock issuances, the Liberty transactions, the amended and restated certificate of incorporation, the BHN transactions and the other transactions contemplated by the merger agreement, the Liberty agreements and the BHN contribution agreement are fair to and in the best interests of Charter and its stockholders and unanimously approved and declared advisable each of the merger agreement and the mergers and the amendments to the certificate of incorporation, and unanimously approved the stock issuances, the Liberty transactions, the BHN transactions and the other transactions contemplated by the merger agreement, the Liberty agreements and the BHN contribution agreement. In addition, the members of the Charter board of directors (other than the directors affiliated with Liberty Broadband) unanimously determined that the Liberty transactions are fair to and in the best interests of Charter and its stockholders and unanimously approved and declared advisable the Liberty transactions. The Charter board of directors unanimously recommends that Charter stockholders vote “FOR” the approval of the Charter merger proposal, “FOR” the approval of each of the stock issuances proposals, “FOR” the approval of the Liberty transactions proposal and “FOR” the approval of each of the certificate of incorporation proposals. See “The Transactions—Charter’s Reasons for the Mergers and Other Transactions; Recommendation of the Charter Board of Directors.”

Q:	What is the specified compensation and why are Charter stockholders being asked to vote on it?

A:	The SEC has adopted rules that require Charter to seek an advisory (non-binding) vote on certain specified compensation that is tied to or based on the transactions and that will or may be paid by Charter to its named executive officers in connection with the transactions. See “Interests of Charter’s Directors and Executive Officers in the Transactions—Quantification of Potential Payments to Charter’s Named Executive Officers in Connection with the Transactions” and “Charter Proposals—Charter Proposal X: Charter Advisory Compensation Proposal.”

Q:	Does the Charter board of directors recommend that Charter stockholders approve the Charter advisory compensation proposal?

A:	Yes. The Charter board of directors unanimously recommends that Charter stockholders vote “FOR” the Charter advisory compensation proposal. See “Charter Proposals—Charter Proposal X: Charter Advisory Compensation Proposal.”

Q:	What happens if the Charter advisory compensation proposal is not approved?

A:	Approval of the Charter advisory compensation proposal is not a condition to completion of the mergers or the BHN transactions. The vote is an advisory (non-binding) vote. If the transactions are completed, Charter may pay the specified compensation to its named executive officers in connection with the transactions even if Charter stockholders fail to approve the Charter advisory compensation proposal.

Q:	What Charter stockholder vote is required for the approval of each proposal at the Charter special meeting, and what happens if I abstain?

A:	The following are the vote requirements for the proposals of Charter:

•	Charter Merger Proposal: The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote at the Charter special meeting at which a quorum is present and, with respect to the second merger, the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote at the Charter special meeting at which a quorum is present are required to adopt the merger agreement. Accordingly, a Charter stockholder’s abstention from voting, the failure of a Charter stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a Charter stockholder’s other failure to vote will have the same effect as a vote against the Charter merger proposal.

•	Stock Issuances Proposals: The affirmative vote of a majority of the votes cast at the Charter special meeting at which a quorum is present by holders of shares of Charter Class A common stock is required to approve each of the stock issuances proposals. An abstention is not considered a vote cast. Accordingly, assuming a quorum is present, a Charter stockholder’s abstention from voting, the failure of a Charter stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a Charter stockholder’s other failure to vote will have no effect on the applicable stock issuances proposal.

•	Liberty Transactions Proposal: The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares of Charter Class A common stock beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote at the Charter special meeting at which a quorum is present is required to approve the Liberty transactions in accordance with Charter’s certificate of incorporation, and the affirmative vote of a majority of the votes cast by holders of shares of Charter Class A common stock is required to approve the Liberty transactions proposal (with respect to stock issuances to Liberty Broadband) at the Charter special meeting at which a quorum is present. Accordingly, given the dual-voting requirement, a Charter stockholder’s abstention from voting, the failure of a Charter stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a Charter stockholder’s other failure to vote will have the same effect as a vote against the Liberty transactions proposal.

•

Certificate of Incorporation Proposals: The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote at the Charter special meeting at which a quorum is present and the affirmative vote of holders of a majority of the outstanding shares of Charter

Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote at the Charter special meeting at which a quorum is present are required to approve each certificate of incorporation proposal at the Charter special meeting at which a quorum is present. Accordingly, given the dual-voting requirement, a Charter stockholder’s abstention from voting, the failure of a Charter stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a Charter stockholder’s other failure to vote will have the same effect as a vote against the applicable certificate of incorporation proposals.

•	Charter Advisory Compensation Proposal: The affirmative vote of a majority of the votes cast at the Charter special meeting at which a quorum is present by holders of shares of Charter Class A common stock is required to approve, on an advisory (non-binding) basis, the Charter advisory compensation proposal. An abstention is not considered a vote cast. Accordingly, assuming a quorum is present, a Charter stockholder’s abstention from voting, the failure of a Charter stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a Charter stockholder’s other failure to vote will have no effect on the Charter advisory compensation proposal.

The approval of each of the Charter merger proposal, the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals are conditions to the obligations of TWC, New Charter and Charter to complete the mergers. However, for purposes of satisfying the conditions to the closing of the mergers, the certificate of incorporation proposals are required to be approved by a majority of the outstanding shares of Charter Class A common stock excluding shares beneficially owned by Liberty Broadband and its affiliates and associates. The approval of each of the BHN transactions stock issuance proposal, the Liberty transactions proposal (as it relates to the BHN/Liberty stockholders agreement and the stock issuance to Liberty Broadband in connection with the BHN transactions) and each of the certificate of incorporation proposals are conditions to the obligations of New Charter, Charter and A/N to complete the BHN transactions. Accordingly, Charter cannot complete the mergers (and in certain circumstances the BHN transactions) unless its stockholders approve the Charter merger proposal, the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals as described above.

Q:	What constitutes a quorum for the Charter special meeting?

A:	The holders of a majority of the voting power of the Charter Class A common stock issued and outstanding and entitled to vote, present either in person or by proxy at the Charter special meeting, will constitute a quorum. Abstentions will be deemed present for the purpose of determining the presence of a quorum. Shares of Charter common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank, nominee or other holder of record will not be present at the Charter special meeting for the purpose of determining the presence of a quorum.

Q:	Who is entitled to vote at the Charter special meeting, and how many votes does each holder of Charter Class A common stock have?

A:	All holders of Charter Class A common stock who held shares as of the record date for the Charter special meeting (the close of business on August 14, 2015) are entitled to receive notice of, and to vote at, the Charter special meeting, provided that those shares remain outstanding on the date of the Charter special meeting. As of the close of business on July 31, 2015, there were 112,027,916 shares of Charter Class A common stock outstanding. At the close of business on July 31, 2015, there were no shares of Charter Class B common stock, par value $0.001 per share, outstanding or entitled to vote at the Charter special meeting. Each holder of Charter Class A common stock is entitled to one vote for each share of Charter Class A common stock owned as of the record date.

Q:	When and where is the Charter special meeting?

A:	The Charter special meeting will be held on September 21, 2015, located at 400 Atlantic Street, Stamford, Connecticut, at 10:00 am, local time.

Q:	How do I vote my shares at the Charter special meeting?

A:	If you were a record holder of Charter Class A common stock as of the close of business on the record date of the Charter special meeting, a proxy card is enclosed for your use. Charter requests that you submit your proxy to vote your shares as promptly as possible by (i) accessing the Internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the Internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of Charter Class A common stock represented by it will be voted at the Charter special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card. When a stockholder submits a proxy via the Internet or by telephone, his or her proxy is recorded immediately. We encourage you to register your vote via the Internet or by telephone whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also submit your vote in person. Any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be superseded by any vote that you cast at the Charter special meeting or any vote that is submitted by you subsequent to the date of the previous submission.

Your vote is very important, regardless of the number of shares you own. Accordingly, if you were a record holder of Charter Class A common stock as of the record date of the special meeting, please sign and return the enclosed proxy card or vote via the Internet or telephone whether or not you plan to attend the special meeting in person. Proxies submitted through the specified Internet website or by phone must be received by 11:59 p.m. (Eastern Time), on September 20, 2015. If your shares are held in the name of a bank, broker, nominee or other record holder, please follow the instructions on the voting instruction form furnished to you by such record holder.

If your broker, bank or other nominee holds your shares of Charter Class A common stock in street name, you must either direct your nominee on how to vote your shares or obtain a proxy from your nominee to vote in person at the Charter special meeting. Please check the voting form used by your nominee for information on how to submit your instructions to them.

Q:	If my Charter shares are held in “street name,” will my broker, bank, nominee or other holder of record automatically vote my shares for me?

A:	No. Under NASDAQ rules, banks, brokers or other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that NASDAQ determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the special meeting of Charter stockholders are such “non-routine” matters, and, therefore brokers do not have discretionary authority to vote on any of the proposals. Broker non-votes occur when a bank, broker or other nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

If you hold Charter shares in “street name” through a broker, bank, nominee or other holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank, nominee or other holder of record. Please follow the voting instructions provided by your broker, bank, nominee or other holder of record with these materials.

If you hold Charter shares in “street name” through a broker, bank, nominee or other holder of record, to vote by mail, you will need to sign, date and mark the voting instruction form provided by your broker, bank, nominee or other holder of record and return it in the postage-paid return envelope provided. Your broker, bank, nominee or other holder of record must receive your voting instruction form in sufficient time to vote your shares.

If you hold Charter shares in “street name” through a broker, bank, nominee or other holder of record, you must obtain a legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the Charter special meeting. To request a legal proxy, please contact your broker, bank, nominee or other holder of record.

Q:	How will my shares be represented at the Charter special meeting, and what will happen if I return my proxy card without indicating how to vote?

A:	If you submit your proxy via the Internet, by telephone or by mail, the officers named on your proxy card will vote your shares in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how to vote on any particular proposal, the shares of Charter Class A common stock represented by your proxy will be voted in favor of that proposal.

Q:	Who may attend the Charter special meeting?

A:	Charter stockholders as of the record date (the close of business on August 14, 2015), or their authorized representatives, may attend the Charter special meeting. If you hold shares in your name as of the record date, please be prepared to provide proper identification, such as a driver’s license, to gain admission to the Charter special meeting.

If you are a beneficial owner of shares of Charter Class A common stock held in “street name” by a broker, bank, nominee or other holder of record as of the record date (the close of business on August 14, 2015), in addition to proper identification, you will also need proof of ownership as of the record date to be admitted to the Charter special meeting. A brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Charter Class A common stock held in “street name” in person at the Charter special meeting, you will have to obtain a legal proxy in your name from the broker, bank, nominee or other holder of record who holds your shares.

Q:	What will happen if Charter stockholders abstain from voting, fail to vote or do not direct how to vote on their proxy?

A:	Your vote is very important. The mergers cannot be completed unless Charter stockholders adopt the merger agreement and approve the TWC transactions stock issuance proposal, the Liberty transactions proposal (including the issuance of shares of New Charter Class A common stock to Liberty Broadband pursuant to the Liberty investment agreement and the BHN/Liberty stockholders agreement and the other provisions of the BHN/Liberty stockholders agreement) and each of the certificate of incorporation proposals. The BHN transactions cannot be completed unless Charter stockholders adopt the merger agreement (except in certain circumstances) and approve the BHN transactions stock issuance proposal, the Liberty transactions proposal (including the issuance of shares to Liberty Broadband pursuant to the BHN/Liberty stockholders agreement and the other provisions of the BHN/Liberty stockholders agreement) and each of the certificate of incorporation proposals.

For Charter stockholders, an abstention or failure to vote will have the same effect as a vote “AGAINST” the approval of the adoption of the merger agreement, a vote “AGAINST” the approval of the Liberty transactions proposal and a vote “AGAINST” each of the certificate of incorporation proposals. In addition, if a Charter stockholder holds shares of Charter Class A common stock in “street name” through a broker, bank, nominee or other holder of record and the stockholder does not give voting instructions to that broker, bank, nominee or other holder of record, that broker, bank, nominee or other holder of record will not be able to vote the shares on the Charter merger proposal, the Liberty transactions proposal and any of the certificate of incorporation proposals, and such failure to give those instructions will have the same effect as a vote “AGAINST” such proposals. With respect to each of the stock issuances proposals, assuming a quorum is present, a Charter stockholder’s abstention from voting, the failure of a Charter stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a Charter stockholder’s other failure to vote will have no effect on the applicable stock issuances proposal.

The Charter board of directors unanimously recommends that Charter stockholders vote “FOR” the approval of the Charter merger proposal, “FOR” each of the stock issuances proposals, “FOR” the approval of the Liberty transactions proposal and “FOR” the approval of each of the certificate of incorporation proposals.

Q.	Can I revoke my proxy or change my voting instructions with respect to the Charter special meeting?

A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the Charter special meeting. If you are a stockholder of record as of the record date (the close of business on August 14, 2015), you can revoke your proxy or change your vote by:

•	sending a written notice that is received prior to the Charter special meeting stating that you revoke your proxy to the corporate secretary of Charter at 400 Atlantic Street, Stamford, Connecticut 06901 that bears a date later than the date of the proxy you want to revoke;

•	properly completing, signing and dating a new proxy card bearing a later date and properly submitting it so that it is received prior to the Charter special meeting;

•	visiting the website shown on the Charter proxy card and submitting a new proxy in the same manner that you would submit your proxy via the Internet or by calling the toll-free number shown on the proxy card to submit a new proxy by telephone; or

•	attending the Charter special meeting (or if the Charter special meeting is adjourned or postponed, attending the adjourned or postponed meeting) in person and voting your shares.

If you hold your shares in “street name” through a broker, bank, nominee or other holder of record, you must contact your broker, bank, nominee or other holder of record to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the Charter special meeting.

Q:	What happens if I sell my Charter shares after the record date but before the Charter special meeting?

A:	The record date for the Charter special meeting (the close of business on August 14, 2015) is earlier than the date of the Charter special meeting and earlier than the date that the mergers are expected to be completed. If you sell or otherwise transfer your shares of Charter Class A common stock after the record date but before the date of the Charter special meeting, you will retain your right to vote at the Charter special meeting. However, you will not have the right to receive the applicable merger consideration to be received by Charter stockholders in the mergers. In order to receive the applicable merger consideration, you must hold your shares through completion of the mergers.

Q:	When do you expect to complete the mergers, the BHN transactions and the Liberty transactions?

A:	The parties are working to complete the mergers, the BHN transactions and the Liberty transactions by the end of 2015, subject to regulatory approvals and satisfaction (or, to the extent permissible, waiver) of the conditions to the parties’ obligations to complete the mergers, the BHN transactions and/or the Liberty transactions, as applicable. However, no assurance can be given as to when, or if, the mergers, the BHN transactions and/or the Liberty transactions will be completed.

Q:	Are the mergers expected to be taxable to TWC or Charter stockholders?

A:	Charter and TWC intend for the payment of cash to a holder of shares of TWC common stock in the first merger to be treated as a distribution in partial redemption of such shares subject to the provisions of Section 302(a) of the Code, though this treatment is not free from doubt. In such case, a U.S. holder of shares of TWC common stock will generally recognize gain or loss equal to the difference between the amount of cash received in the first merger (including any cash received in lieu of fractional shares of TWC common stock) and the adjusted tax basis of the shares treated as exchanged for cash. However, U.S. holders who actually or constructively own New Charter Class A common stock other than New Charter Class A common stock received pursuant to the second merger may be treated as having received a dividend instead of having sold or exchanged a portion of their shares of TWC common stock. The cash that a non-U.S. holder of shares of TWC common stock receives generally will be subject to withholding of U.S. federal income tax at a rate of 30%, subject to reduction, exemption, or the availability of a refund if specific requirements are met. However, alternative characterizations are possible.

Charter and TWC intend for each of the second merger and the third merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, U.S. holders of shares of the surviving corporation of the first merger or shares of Charter Class A common stock will generally not be subject to U.S. federal income tax as a result of the exchange of such shares for shares of New Charter Class A common stock (except in connection with cash received in lieu of a fractional share of New Charter Class A common stock in the third merger) in the second merger and the third merger, respectively.

Holders of shares of TWC common stock and Charter Class A common stock should read the section titled “Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete discussion of the U.S. federal income tax consequences of the mergers. In addition, all holders of TWC common stock and Charter Class A common stock are urged to consult with their tax advisors regarding the tax consequences of the mergers to them, including the effects of U.S. federal, state and local, non-U.S. and other tax laws.

Q:	Do TWC or Charter stockholders have appraisal rights?

A:	Subject to the closing of the first merger, record holders of TWC common stock who do not vote in favor of the approval of the adoption of the merger agreement and otherwise comply fully with the requirements and procedures of Section 262 of the DGCL may exercise their rights of appraisal, which generally entitle stockholders to receive a cash payment equal to the fair value of their TWC common stock exclusive of any element of value arising from the accomplishment or expectation of the mergers. A detailed description of the appraisal rights and procedures available to TWC stockholders is included in “Dissenters’ Rights to Appraisal.” The full text of Section 262 of the DGCL is attached as Annex P to this joint proxy statement/prospectus.

Charter stockholders do not have appraisal rights in connection with the third merger or any other transaction described in this joint proxy statement/prospectus.

Q:	If I am a TWC stockholder, whom should I call with questions?

A:	If you have any questions about the mergers or the TWC special meeting, or desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms, you should contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Telephone Toll-Free: (800) 322-2885

Telephone Call Collect: (212) 929-5500

Email: proxy@mackenziepartners.com

or

Time Warner Cable Inc.

60 Columbus Circle

New York, New York 10023

Attention: Investor Relations

Telephone: (877) 446-3689

Email: ir@twcable.com

Q:	If I am a Charter stockholder, whom should I call with questions?

A:	If you have any questions about the mergers or the Charter special meeting, or desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms, you should contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10222

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

or

Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

Attention: Investor Relations

Telephone: (203) 905-7801

Q:	Where can I find more information about TWC and Charter?

A:	You can find more information about TWC and Charter from the various sources described under the heading “Where You Can Find More Information,” beginning on page 378 of this joint proxy statement/prospectus.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire joint proxy statement/prospectus and the other documents referred to or incorporated by reference into this joint proxy statement/prospectus in order to fully understand the merger agreement, the proposed mergers, the Liberty transactions and the BHN transactions. See “Where You Can Find More Information,” beginning on page 378 of this joint proxy statement/prospectus. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (See Page 116)

Charter Communications, Inc.

Charter is among the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers. Charter’s infrastructure consists of a hybrid of fiber and coaxial cable plant with approximately 13.0 million estimated passings, with 97% at 550 megahertz or greater and 99% of plant miles two-way active. A national Internet Protocol (IP) infrastructure interconnects Charter markets.

As of June 30, 2015, Charter served approximately 6.4 million residential and commercial customers. Charter sells its video, Internet and voice services primarily on a subscription basis, often in a bundle of two or more services, providing savings and convenience to its customers. Bundled services are available to approximately 98% of Charter’s passings, and approximately 62% of Charter’s customers subscribe to a bundle of services.

Charter was incorporated as a Delaware corporation on July 22, 1999. The principal trading market for Charter common stock (NASDAQ: CHTR) is the NASDAQ. Charter’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. Charter’s telephone number is (203) 905-7801, and its website is accessible at www.charter.com.

This joint proxy statement/prospectus incorporates important business and financial information about Charter from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information,” beginning on page 378 of this joint proxy statement/prospectus.

CCH I, LLC

New Charter is a Delaware limited liability company and a wholly owned subsidiary of Charter. New Charter was organized as a Delaware limited liability company on June 9, 2003. New Charter will be converted into a Delaware corporation immediately prior to the completion of the mergers.

New Charter’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. New Charter’s telephone number is (203) 905-7801.

Merger Subsidiary One

Merger Subsidiary One is a Delaware corporation, and formed solely for the purpose of implementing the mergers. Merger Subsidiary One was organized as a Delaware corporation on May 22, 2015. It has not carried on any activities or operations to date, except for those activities incidental to its organization and undertaken in connection with the transactions contemplated by the merger agreement.

Merger Subsidiary One’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. Merger Subsidiary One’s telephone number is (203) 905-7801.

Merger Subsidiary Two

Merger Subsidiary Two is a Delaware limited liability company and a wholly owned subsidiary of Charter, formed solely for the purpose of implementing the mergers. Merger Subsidiary Two was formed as a Delaware limited liability company on May 22, 2015. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

Merger Subsidiary Two’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. Merger Subsidiary Two’s telephone number is (203) 905-7801.

Merger Subsidiary Three

Merger Subsidiary Three is a Delaware limited liability company and a wholly owned subsidiary of Charter, formed solely for the purpose of implementing the mergers. Merger Subsidiary Three was formed as a Delaware limited liability company on May 22, 2015. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

Merger Subsidiary Three’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. Merger Subsidiary Three’s telephone number is (203) 905-7801.

Time Warner Cable Inc.

TWC is among the largest providers of video, high-speed data and voice services in the United States, with technologically advanced, well-clustered cable systems located mainly in five geographic areas—New York State (including New York City), the Carolinas, the Midwest (including Ohio, Kentucky and Wisconsin), Southern California (including Los Angeles) and Texas. TWC’s mission is to connect its customers to the world—simply, reliably and with superior service. As of June 30, 2015, TWC served approximately 15.5 million residential and business services customers who subscribed to one or more of its video, high-speed data and voice services. In addition, TWC’s residential services include security and home management services, and TWC’s business services include networking and transport services (including cell tower backhaul services) and enterprise-class, cloud-enabled hosting, managed applications and services. TWC also sells video and online advertising inventory to a variety of local, regional and national customers.

TWC was incorporated as a Delaware corporation on March 21, 2003, and TWC and its predecessors have been in the cable business for over 40 years in various legal forms. The principal trading market for TWC common stock (NYSE: TWC) is the New York Stock Exchange. TWC’s principal executive offices are located at 60 Columbus Circle, New York, New York 10023. TWC’s telephone number is (212) 364-8200, and its website is accessible at www.twc.com.

This joint proxy statement/prospectus incorporates important business and financial information about TWC from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information,” beginning on page 378 of this joint proxy statement/prospectus.

Bright House Networks, LLC

Bright House is a wholly owned subsidiary of Time Warner Entertainment-Advance/Newhouse Partnership (TWE-A/N). TWE-A/N is a partnership between A/N and a subsidiary of TWC. The Bright House systems are managed on a day to day basis by A/N, which is entitled to 100% of the economic benefits of Bright House. TWC and its affiliates provide Bright House with certain programming, engineering and technology services through a services agreement between the parties.

Bright House is a cable operator providing services in the United States with approximately 2.5 million residential and commercial customers as of June 30, 2015. Bright House’s business is concentrated in Florida with smaller operations in Michigan, Alabama, Indiana and California. Bright House provides its subscribers with video, Internet and voice services. Bright House also sells local advertising on cable networks.

Bright House was formed as a Delaware limited liability company on July 9, 2002. Bright House’s principal executive offices are located at 5823 Widewaters Parkway, East Syracuse, New York 13057. Bright House’s telephone number is (315) 463-7675, and its website is accessible at www.brighthouse.com.

The Mergers (See Page 236)

The merger agreement provides for three mergers, following which both Charter and TWC will become wholly owned subsidiaries of New Charter. In the first merger (referred to in the merger agreement as the “First Company Merger”), Merger Subsidiary One will merge with and into TWC, with TWC continuing as the surviving corporation. Immediately following the completion of the first merger, in the second merger (referred to in the merger agreement as the “Second Company Merger”), TWC will merge with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity. Immediately following the completion of the second merger, in the third merger (referred to in the merger agreement as the “Parent Merger”), Charter will merge with and into Merger Subsidiary Three, with Merger Subsidiary Three continuing as the surviving entity. After giving effect to the three mergers, New Charter will be the new public company parent that will hold the operations of the combined companies.

Upon completion of the mergers, TWC common stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You should read the merger agreement carefully because it is the legal document that governs the mergers.

The BHN Transactions (See Page 269)

On March 31, 2015, Charter, New Charter, Charter Holdings, A/N and A/NPC Holdings LLC entered into the BHN contribution agreement, which was amended on May 23, 2015 in connection with the execution of the merger agreement. Pursuant to the BHN contribution agreement, at the closing of the transactions contemplated by that agreement, A/N will contribute to Charter Holdings, a wholly owned subsidiary of Charter, the membership interests of BHN and any property, assets or other rights (other than certain excluded assets and liabilities and non-operating cash) that primarily relate to BHN’s business of directly or indirectly owning and operating cable and/or communication systems that provide customers with video, Internet and voice services and other cable communications and/or voice services in specified geographic areas and other revenue-generating activities of BHN and its subsidiaries, including any local news networks (collectively, the “BHN business”), or that are otherwise reflected on BHN’s audited financial statements for the fiscal year ended December 31, 2014 or the notes thereto. At the closing, Charter Holdings will pay to A/N approximately $2.0 billion in cash and issue to A/N convertible preferred units of Charter Holdings with a face amount of $2.5 billion, which will pay a 6% annual preferential dividend (which will be paid quarterly in cash if, as and when declared by the board, provided that, if dividends are suspended at any time, the dividends will accrue until they are paid, with all accrued and unpaid dividends to accrue penalty interest at the rate of 6% per annum if not paid in the subsequent quarter), and, if the mergers have not been consummated prior to the consummation of the BHN transactions, approximately 34.3 million common units of Charter Holdings. If the mergers have been consummated prior to the consummation of the BHN transactions, the number of common units to be issued by Charter Holdings to A/N will instead be approximately 31.0 million common units to take into account the Parent Merger Exchange Ratio, and the conversion ratio applicable to the convertible preferred units will also take into account the Parent Merger Exchange Ratio. In addition, New Charter will issue to A/N one share of New Charter Class B common stock, which will initially have a number of votes reflecting the voting power of the Charter Holdings common units (other than those owned by New Charter or Charter) and the convertible preferred units of Charter Holdings on an as-converted, as-exchanged basis, which voting rights are generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings.

A copy of the BHN contribution agreement is attached as Annex B to this joint proxy statement/prospectus.

The Liberty Transactions (See Pages 283, 291 and 294)

BHN/Liberty Stockholders Agreement (See Page 283)

On May 23, 2015, in connection with the execution of the merger agreement and the amendment of the BHN contribution agreement, Charter and New Charter entered into the BHN/Liberty stockholders agreement with Liberty Broadband and A/N. The BHN/Liberty stockholders agreement will replace Charter’s existing stockholders agreement with Liberty Broadband, dated September 29, 2014, and supersede the amended and restated stockholders agreement among Charter, New Charter, Liberty Broadband and A/N, dated March 31, 2015. Charter’s existing stockholders agreement (as amended by the Liberty investment agreement) with Liberty Broadband will remain in effect until the closing of the BHN transactions or the mergers, whichever occurs earlier, and, in the event the BHN/Liberty stockholders agreement is terminated, will revive and continue in full force and effect. Certain provisions of the BHN/Liberty stockholders agreement became effective upon its execution.

Pursuant to the BHN/Liberty stockholders agreement and in connection with the BHN transactions, Liberty Broadband has agreed to purchase from New Charter or, if the mergers are not consummated prior to the completion of the BHN transactions, Charter, $700 million of New Charter Class A common stock or Charter Class A common stock, respectively, at the price per share of (i) if the mergers are consummated prior to the BHN transactions, $172.9963 divided by the Parent Merger Exchange Ratio, which is equal to approximately 3.66 million shares of New Charter Class A common stock, or (ii) if the mergers are not consummated prior to the completion of the BHN transactions, $172.9963, which is equal to approximately 4.0 million shares of Charter Class A Common Stock. In addition, Liberty Broadband has agreed that it and its affiliates will vote all of their respective shares of Charter Class A common stock in favor of the transactions and matters contemplated by the BHN contribution agreement, the BHN/Liberty stockholders agreement and the merger agreement at Charter’s special meeting of stockholders to be held for this purpose.

Under the terms of the BHN/Liberty stockholders agreement, the number of New Charter directors will be fixed at 13, which will include New Charter’s chief executive officer. Upon the closing of the BHN transactions, two designees selected by A/N and three designees selected by Liberty Broadband will become members of the board of directors of New Charter. The remaining eight directors (other than the chief executive officer who is expected to become the chairman of the board) will be independent directors selected by the nominating committee of the New Charter board of directors upon approval of both a majority of the nominating committee and a majority of the directors that were not appointed by either A/N or Liberty Broadband. Thereafter, Liberty Broadband will be entitled to designate three nominees to be elected as directors (as long as it maintains at least a 20% voting or equity ownership interest in New Charter) and A/N will be entitled to designate two nominees to be elected as directors (as long as it maintains at least a 11% voting or equity ownership interest in New Charter), provided that each director nominee meets certain applicable requirements or qualifications. Each of A/N and Liberty Broadband will be entitled to nominate at least one director to each of the committees of the New Charter board of directors, subject to applicable stock exchange listing rules and certain specified voting or equity ownership thresholds for each of A/N and Liberty Broadband, and provided that the nominating and compensation committees will have at least a majority of directors independent from A/N, Liberty Broadband and New Charter (referred to as the “unaffiliated directors”). The nominating committee will be comprised of three unaffiliated directors, and one designee of each of A/N and Liberty Broadband. A/N and Liberty Broadband also will have certain other committee designation and other governance rights. Mr. Thomas Rutledge will be offered the positions of CEO and chairman of New Charter with a new five-year employment agreement to be negotiated prior to the closing of the mergers or the BHN transactions, and in the event that Mr. Rutledge does not agree to serve as the chairman then the parties to the BHN/Liberty stockholders agreement will mutually agree on the appointment of a new chairman. The chairman of the board must be independent (as defined in the BHN/Liberty stockholders agreement) from each of Liberty Broadband and A/N, and each of Liberty Broadband and A/N has the right in certain circumstances to have a director designee on any committee formed to search for a CEO candidate or to nominate a chairman of the board.

Each of A/N and Liberty Broadband will be subject to certain limits on acquisitions of shares of New Charter common stock. In addition, any shares owned by A/N or Liberty Broadband in excess of its applicable voting cap (23.5% in the case of A/N; 25.01% in the case of Liberty Broadband, subject to increase up to a certain maximum amount in specified circumstances) must be voted in proportion to the public stockholders of New Charter, other than with respect to certain specified matters. At the closing of the BHN transactions, A/N and Liberty Broadband will enter into an agreement pursuant to which A/N will grant to Liberty Broadband a 5-year irrevocable proxy to vote, subject to certain exceptions, that number of New Charter shares held by A/N that will result in Liberty Broadband having voting power in New Charter equal to 25.01% of the outstanding voting power of New Charter (provided, that the voting power of the proxy shares granted by A/N will be capped at 7.0% of the outstanding voting power of New Charter), as well as a right of first refusal to purchase certain shares from A/N in the event it decides to dispose of such shares. Each of A/N and Liberty Broadband will be subject to certain standstill provisions and shall not be permitted to form a group, within the meaning of Regulation 13D, with each other or otherwise have arrangements or understandings concerning New Charter except as otherwise permitted by the BHN/Liberty stockholders agreement (including, with respect to Liberty Broadband, Liberty Interactive and any third-party investors acquiring shares of Liberty Broadband, to the extent required to provide partial financing for the mergers).

Each of A/N and Liberty Broadband will be entitled to preemptive rights to maintain their respective equity ownership percentages of New Charter in certain specified circumstances and to the extent that each maintains certain specified thresholds of voting or equity ownership in New Charter. Each of A/N and Liberty Broadband will be subject to certain restrictions on their ability to sell, transfer or dispose of their New Charter securities.

The number of directors that each of A/N and Liberty Broadband is entitled to nominate will decrease, and, generally, the other rights of each of A/N and Liberty Broadband will terminate, as such party falls below certain voting or equity ownership thresholds, subject to certain grace periods during which such party can return its equity or voting interest to the applicable threshold. Upon completion of the mergers, the provisions applicable to Charter under the stockholders agreement will become applicable to New Charter.

A copy of the BHN/Liberty stockholders agreement is attached as Annex C to this joint proxy statement/prospectus.

Liberty Investment Agreement (See Page 291)

Pursuant to the Liberty investment agreement, at the closing of the purchase and sale contemplated by that agreement, Liberty Broadband will subscribe for, and New Charter will issue and sell, a number of shares of New Charter Class A common stock equal to the product of (a) the Parent Merger Exchange Ratio and (b) (i) $4.3 billion divided by (ii) $176.95, which is equal to approximately 22.0 million shares of New Charter Class A Common Stock.

A copy of the Liberty investment agreement is attached as Annex D to this joint proxy statement/prospectus.

Liberty Contribution Agreement (See Page 294)

Pursuant to the Liberty contribution agreement, immediately prior to the closing of the first merger, each of Liberty Broadband and Liberty Interactive will contribute to Merger Subsidiary One each share of TWC common stock held by Liberty Broadband or Liberty Interactive, respectively, in exchange for one share of common stock of Merger Subsidiary One. Notwithstanding the foregoing, if Liberty Broadband and Liberty Interactive hold more than 110% of the shares they held as of the date of the Liberty contribution agreement (7,723,357 shares in the aggregate) such excess shares will be treated in the same manner as all other TWC shares pursuant to the merger agreement. In addition, Liberty Broadband and Liberty Interactive also covenant to maintain their share ownership over TWC stock at 99% of their ownership as of the date of the Liberty contribution agreement.

A copy of the Liberty contribution agreement is attached as Annex E to this joint proxy statement/prospectus.

The TWC Special Meeting of Stockholders (See Page 126)

Meeting. The TWC special meeting will be held on September 21, 2015, at the Auditorium at the New York Institute of Technology, located at 1871 Broadway, New York, New York, at 10:00 a.m., local time. At the TWC special meeting, TWC stockholders will be asked to consider and vote on the following proposals:

•	to approve the adoption of the merger agreement, pursuant to which, among other things, (i) Merger Subsidiary One will be first merged with and into TWC, with TWC continuing as the surviving corporation, and (ii) immediately thereafter TWC will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity and a wholly owned subsidiary of New Charter; and

•	to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by TWC to its named executive officers in connection with the mergers.

Record Date. The TWC board of directors has fixed the close of business on July 28, 2015, as the record date for determination of the stockholders entitled to vote at the TWC special meeting or any adjournment or postponement of the TWC special meeting. Only TWC stockholders of record as of the record date are entitled to receive notice of, and to vote at, the TWC special meeting or any adjournment or postponement of the TWC special meeting. As of the close of business on July 28, 2015, there were 282,974,273 shares of TWC common stock outstanding. Each holder of TWC common stock is entitled to one vote for each share of TWC common stock owned as of the record date.

Quorum. The presence at the TWC special meeting, in person or by proxy, of the holders of a majority of the votes entitled to be cast for each proposal as of the record date (the close of business on July 28, 2015) will constitute a quorum for such proposal. Abstentions will be deemed present at the TWC special meeting for the purpose of determining the presence of a quorum. Shares of TWC common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank, nominee or other holder of record will not be present at the TWC special meeting for the purpose of determining the presence of a quorum. There must be a quorum for business to be conducted at the TWC special meeting. Failure of a quorum to be represented at the TWC special meeting will necessitate an adjournment or postponement and will subject TWC to additional expense.

Adjournment. In accordance with TWC’s bylaws, the TWC special meeting may be adjourned by the Chairman of the meeting. If the TWC special meeting is adjourned, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

Required Vote. To approve the adoption of the merger agreement, the affirmative vote of holders of a majority of the outstanding shares of TWC common stock entitled to vote is required. TWC cannot complete the mergers unless its stockholders adopt the merger agreement. Because adoption requires the affirmative vote of holders of a majority of the outstanding shares of TWC common stock entitled to vote, a TWC stockholder’s abstention from voting, the failure of a TWC stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a TWC stockholder’s other failure to vote will have the same effect as a vote “AGAINST” the approval of the adoption of the merger agreement.

To approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by TWC to its named executive officers in connection with the mergers, the affirmative vote of a majority of the votes cast at the TWC special meeting by holders of shares of TWC common stock is required. An abstention is not considered a vote cast. Accordingly, assuming a quorum is present, a TWC stockholder’s abstention from voting, the failure of a TWC stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a TWC stockholder’s other failure to vote will have no effect on the outcome of any vote to approve the TWC advisory compensation proposal.

Stock Ownership of and Voting by TWC Directors and Executive Officers. As of the record date for the TWC special meeting (the close of business on July 28, 2015), TWC’s directors and executive officers and their affiliates beneficially owned and had the right to vote 178,355 shares of TWC common stock at the TWC special meeting, which represents less than 0.1% of the shares of TWC common stock entitled to vote at the TWC special meeting.

It is expected that TWC’s directors and executive officers will vote their shares “FOR” the approval of adoption of the merger agreement and “FOR” the TWC advisory compensation proposal, although none of them has entered into any agreement requiring them to do so.

The Charter Special Meeting of Stockholders (See Page 118)

Meeting. The Charter special meeting will be held on September 21, 2015, located at 400 Atlantic Street, Stamford, Connecticut, at 10:00 am, local time. At the Charter special meeting, Charter stockholders will be asked to consider and vote on the following proposals:

•	to approve the adoption of the merger agreement pursuant to which, among other things, (i) TWC will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity and a wholly owned subsidiary of New Charter and (ii) Charter will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three continuing as the surviving entity and a wholly owned subsidiary of New Charter (we refer to this proposal as the “Charter merger proposal”);

•	to approve the issuance of Class A common stock, par value $0.001 per share, of New Charter in connection with the mergers contemplated by the merger agreement (we refer to this proposal as the “TWC transactions stock issuance proposal”);

•	to approve the issuance of (i) a newly created Class B common stock of New Charter or Charter, as applicable, and (ii) common units and preferred units of Charter Holdings (including shares of Class A Common Stock of New Charter or Charter, as applicable, which may be issued upon conversion or exchange of such common units or preferred units), in each case in connection with the BHN transactions (we refer to this proposal as the “BHN transactions stock issuance proposal” and together with the TWC transactions stock issuance proposal, the “stock issuances proposals”);

•	to approve the BHN/Liberty stockholders agreement (including the issuance of shares of New Charter or Charter Class A common stock to Liberty Broadband thereunder), the Liberty investment agreement (including the issuance of New Charter Class A common stock to Liberty Broadband thereunder), the Liberty contribution agreement and other transactions contemplated by the merger agreement and the foregoing agreements with Liberty Broadband and Liberty Interactive, as required by Charter’s existing certificate of incorporation (we refer to this proposal as the “Liberty transactions proposal”);

•	to approve the adoption of the amended and restated certificate of incorporation (which will include the creation of the new Class B common stock of New Charter or Charter, as applicable) that will either be the amended and restated certificate of incorporation of New Charter if the mergers are consummated or the amended and restated certificate of incorporation of Charter if the mergers are not consummated but the BHN transactions are consummated (we refer to this proposal as the “general certificate of incorporation proposal”);

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide that the special approval requirements for certain business combination transactions contained in Article Eighth of Charter’s existing certificate of incorporation will only be effective upon the termination of the BHN contribution agreement and will not apply to any transaction agreed or consummated prior to such time (we refer to this proposal as the “certificate of incorporation feature proposal 1”);

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will set forth the size and composition requirements for the board of directors that are required by the BHN/Liberty stockholders agreement (we refer to this proposal as the “certificate of incorporation feature proposal 2”);

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will specify standards for decisions by the board of directors that are required by the BHN/Liberty stockholders agreement (we refer to this proposal as the “certificate of incorporation feature proposal 3”);

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide for certain voting restrictions on Liberty Broadband and A/N as required by the BHN/Liberty stockholders agreement (we refer to this proposal as the “certificate of incorporation feature proposal 4,” and together with the general certificate of incorporation proposal and the certificate of incorporation feature proposals 1, 2 and 3, the “certificate of incorporation proposals”); and

•	to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Charter to its named executive officers in connection with the transactions (we refer to this proposal as the “Charter advisory compensation proposal”).

Record Date. The Charter board of directors has fixed the close of business on August 14, 2015, as the record date for determination of the stockholders entitled to vote at the Charter special meeting or any adjournment or postponement thereof. Only Charter Class A stockholders who held shares as of the record date are entitled to receive notice of, and to vote at, the Charter special meeting or any adjournment or postponement of the Charter special meeting. Each holder of Charter Class A common stock is entitled to one vote for each share of Charter common stock owned as of the record date.

Quorum. The holders of a majority of the voting power of the Charter Class A common stock issued and outstanding and entitled to vote, present either in person or by proxy at the Charter special meeting, will constitute a quorum. Abstentions will be deemed present for the purpose of determining the presence of a quorum. Shares of

Charter common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank, nominee or other holder of record will not be deemed present for the purpose of determining the presence of a quorum. There must be a quorum for business to be conducted at the Charter special meeting. If a quorum is not present or if there are not sufficient votes for the approval of the proposals to be presented at the Charter special meeting, Charter expects that the Charter special meeting will be adjourned to solicit additional proxies. At any subsequent reconvening of the Charter special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Charter special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Adjournment. In accordance with Charter’s bylaws, the Charter special meeting may be adjourned by the Chairman of the meeting. If the Charter special meeting is adjourned, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

Required Vote. The following are the vote requirements for the proposals of Charter:

•	Charter Merger Proposal: The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote at the Charter special meeting at which a quorum is present and, with respect to the second merger, the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote at the Charter special meeting at which a quorum is present are required to approve the adoption of the merger agreement.

•	Stock Issuances Proposals: The affirmative vote of a majority of the votes cast at the Charter special meeting at which a quorum is present by holders of shares of Charter Class A common stock is required to approve each of the stock issuances proposals.

•	Liberty Transactions Proposal: The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares of Charter Class A common stock beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote at the Charter special meeting at which a quorum is present is required to approve the Liberty transactions in accordance with Charter’s certificate of incorporation and the affirmative vote of a majority of the votes cast at the Charter special meeting at which a quorum is present by holders of shares of Charter Class A common stock is required to approve the Liberty transactions (with respect to stock issuances to Liberty Broadband).

•	Certificate of Incorporation Proposals: The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote at the Charter special meeting at which a quorum is present and the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote at the Charter special meeting at which a quorum is present are required to approve each certificate of incorporation proposal at the Charter special meeting at which a quorum is present.

•	Charter Advisory Compensation Proposal: The affirmative vote of a majority of the votes cast at the Charter special meeting at which a quorum is present by holders of shares of Charter Class A common stock is required to approve, on an advisory (non-binding) basis, the Charter advisory compensation proposal.

The approval of each of the Charter merger proposal, the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals are conditions to the obligations of TWC, New Charter and Charter to complete the mergers. However, for purposes of satisfying the conditions to the closing of the mergers, the certificate of incorporation proposals are required to be approved by a majority of the outstanding shares of Charter Class A common stock excluding shares beneficially owned by Liberty Broadband and its affiliates and associates. The approval of each of the BHN transactions stock issuance proposal, the Liberty transactions proposal (as it relates to the BHN/Liberty stockholders agreement and the stock issuance to Liberty Broadband in connection with the BHN transactions) and each of the certificate of incorporation proposals are conditions to the obligations of New Charter, Charter and A/N to complete the BHN transactions. Accordingly, Charter cannot complete the mergers (and in certain circumstances the BHN transactions) unless its stockholders approve the Charter merger proposal, the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals as described above. A Charter stockholder’s abstention from voting, the failure of a Charter stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a Charter stockholder’s other failure to vote will have the same effect as a vote “AGAINST” the Charter merger proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals. With respect to each of the stock issuances proposals, assuming a quorum is present, a Charter stockholder’s abstention from voting, the failure of a Charter stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a Charter stockholder’s other failure to vote will have no effect on the applicable stock issuances proposal. The approval of all of the certificate of incorporation proposals is required to approve the adoption of the amended and restated certificate of incorporation. The amended and restated certificate of incorporation will not be filed and become effective if any of the certificate of incorporation proposals is not approved by Charter stockholders. The approval of each of the certificate of incorporation proposals shall constitute the requisite approval of the adoption of the amended and restated certificate of incorporation as required by Delaware law.

Stock Ownership of and Voting by Charter Directors and Executive Officers. As of July 31, 2015, Charter’s directors and executive officers and their affiliates beneficially owned and had the right to vote 1,840,621 shares of Charter Class A common stock at the Charter special meeting, which represents approximately 1.63% of the shares of Charter common stock entitled to vote at the Charter special meeting.

It is expected that Charter’s directors and executive officers will vote their shares “FOR” each of the proposals of Charter, although none of them has entered into any agreement requiring them to do so. However, Liberty Broadband, of which John C. Malone, a member of the board of directors of Charter, is the chairman of the board of directors, and Gregory B. Maffei, another member of the board of directors of Charter, is the chief executive officer, has entered into a voting agreement with TWC, as described below.

Voting Agreement (See Page 296)

Concurrently with the execution of the merger agreement, TWC entered into a voting agreement with Liberty Broadband.

Liberty Broadband has agreed to vote all of its shares of Charter Class A common stock (i) in favor of the Charter merger proposal, the TWC transactions stock issuance proposal, each of the certificate of incorporation proposals and the Charter advisory compensation proposal, and (ii) against any corporate action the consummation of which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the merger agreement.

The voting agreement imposes certain restrictions on Liberty Broadband’s right to transfer its shares of Charter Class A common stock, as described under “Other Agreement—Voting Agreement,” beginning on page 296 of this joint proxy statement/prospectus. The voting agreement will terminate upon the earlier to occur of: (i) the completion of the mergers and (ii) the date of termination of the merger agreement in accordance with its terms, subject to the survival of certain obligations of Liberty Broadband for six months beyond such termination date if the merger agreement terminates because either (x) approval of Charter’s stockholders for the transactions contemplated by the merger agreement is not obtained or (y) Charter intentionally and materially breaches its non-solicitation covenants or certain covenants to call its stockholder meeting in the merger agreement.

As of July 31, 2015, Liberty Broadband held in the aggregate 28,838,718 shares of Charter Class A common stock (representing approximately 25.74% of the outstanding shares of Charter Class A common stock as of such time).

A copy of the voting agreement is attached as Annex F to this joint proxy statement/prospectus.

What TWC Stockholders Will Receive in the Mergers (See Page 237)

If the first merger and the second merger are completed, after giving effect to the first and second mergers and application of the Option A Base Exchange Ratio or the Option B Base Exchange Ratio described in this joint proxy statement/prospectus, each share of TWC common stock outstanding immediately prior to the completion of the first merger (other than certain shares as described below) will effectively be converted into the right to receive either (at the election of the holder thereof):

•	$100 in cash and shares of New Charter Class A common stock equivalent to 0.5409 shares of Charter Class A common stock; or

•	$115 in cash and shares of New Charter Class A common stock equivalent to 0.4562 shares of Charter Class A common stock.

However, the actual number of shares of New Charter Class A common stock that TWC stockholders (except as described below) will be entitled to receive will be based on the Option A Effective Exchange Ratio and the Option B Effective Exchange Ratio, which are calculated by multiplying the exchange ratios of 0.5409 (which is the Option A Base Exchange Ratio) or 0.4562 (which is the Option B Base Exchange Ratio) specified above by 0.9042 (which is the Parent Merger Exchange Ratio), which will also be the exchange ratio that will be used to determine the number of shares of New Charter Class A common stock that Charter stockholders will be entitled to receive per share of Charter Class A common stock in the third merger. The application of the Parent Merger Exchange Ratio to the stock portion of the merger consideration to be received by TWC stockholders will not impact the aggregate value represented by the shares of New Charter Class A common stock to be received by stockholders of TWC upon completion of the mergers. The foregoing calculations and mechanics are described in greater detail under “The Merger Agreement—Merger Consideration.” Shares of TWC common stock held by TWC as treasury stock, held by direct or indirect wholly owned subsidiaries of TWC or Charter (other than Merger Subsidiary One) or held by Liberty Broadband or Liberty Interactive will not receive the foregoing merger consideration. Liberty Broadband and Liberty Interactive will only receive shares of New Charter Class A common stock as a result of the three mergers, subject to the terms of the Liberty contribution agreement as described in more detail under “Other Agreements—Liberty Contribution Agreement.”

Example: Based on the exchange ratios contained in the merger agreement, if you own 100 shares of TWC common stock at the time the first two mergers are completed, you will be entitled to receive either (i) $10,000 in cash and 48 shares of New Charter Class A common stock (which is equivalent to 54 shares of Charter Class A common stock immediately prior to the consummation of the TWC transactions) or (ii) $11,500 in cash and 41 shares of New Charter Class A common stock (which is equivalent to 45 shares of Charter Class A common stock immediately prior to the consummation of the TWC transactions), and in either case you will also be entitled to receive cash in lieu of fractional shares as described below.

Neither TWC nor New Charter will issue any fractional shares in the mergers. Instead, after giving effect to the first two mergers, the total number of shares of New Charter Class A common stock that each TWC stockholder will receive as a result of the first two mergers will be rounded down to the nearest whole number, and each TWC stockholder will receive cash, without interest, for any fractional share of New Charter Class A common stock that he or she would otherwise receive in the mergers. The amount of cash for fractional shares will be calculated by multiplying the fraction of a share of New Charter Class A common stock that the TWC stockholder would otherwise be entitled to receive as a result of the first two mergers by both the Charter Class A common stock closing price as of the trading day immediately prior the closing of the mergers and 0.9042 (which is the exchange ratio that will be applied in the third merger).

The exchange ratios that TWC stockholders will be able to elect to receive for the stock portion of the merger consideration are both fixed, which means that they will not change between now and the date of the mergers, regardless of whether the market price of shares of either Charter Class A common stock or TWC common stock changes. Therefore, the value of the merger consideration will depend on the market price of shares of New Charter Class A common stock at the time TWC stockholders receive shares of New Charter Class A common stock in the mergers. Based on the closing price of a share of Charter Class A common stock on NASDAQ on May 20, 2015, the trading day on which Charter’s offer to merge with TWC was based, the merger consideration represented approximately $195.71 in value for each share of TWC common stock. Based on the closing price of a share of Charter Class A common stock on NASDAQ on August 18, 2015, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, the merger consideration represented approximately $202.13 in value for each share of TWC common stock in the case of the Option A Election or $201.14 in value for each share of TWC common stock in the case of the Option B Election. The market price of shares of Charter Class A common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the TWC special meeting and the date the mergers are completed and New Charter Class A common stock will fluctuate thereafter. The market price of shares of New Charter Class A common stock when received by TWC stockholders upon completion of the mergers could be greater than, less than or the same as the market price of equivalent shares of Charter Class A common stock on the date of this joint proxy statement/prospectus or at the time of the TWC special meeting.

What Charter Stockholders Will Receive in the Mergers (See Page 238)

If the mergers are completed, each share of Charter Class A common stock outstanding immediately prior to the completion of the third merger will be converted into the right to receive 0.9042 shares of New Charter Class A common stock. New Charter will not issue any fractional shares in the third merger. Instead, the total number of shares of New Charter Class A common stock that each Charter stockholder will receive in the third merger will be rounded down to the nearest whole number, and each Charter stockholder will receive cash, without interest, for any fractional share of New Charter Class A common stock that he or she would otherwise receive in the this merger. The amount of cash for fractional shares will be calculated by multiplying the fraction of a share of New Charter Class A common stock that the Charter stockholder would otherwise be entitled to receive in the third merger by both the Charter Class A common stock closing price as of the trading day immediately prior the closing of the mergers and 0.9042 (which is the Parent Merger Exchange Ratio).

Example: If you own 100 shares of Charter Class A common stock at the time the third merger is completed, you will be entitled to receive 90 shares of New Charter Class A common stock, and you will also be entitled to receive cash in lieu of fractional shares as described below.

The merger of Charter and Merger Subsidiary Three and the exchange of shares of Charter for shares of New Charter is intended to facilitate the completion of the mergers, and the completion of the BHN transactions. The Parent Merger Exchange Ratio of 0.9042 will also be applied to the stock portion of the merger consideration to be received by the TWC stockholders and, therefore the exchange of shares of Charter for New Charter as described above will not impact the aggregate value represented by the shares of New Charter Class A common stock to be received by stockholders of Charter upon completion of the mergers.

Dissenters’ Rights of Appraisal (See Page 344)

A TWC stockholder who owned shares of TWC common stock as of July 28, 2015, the record date fixed by the TWC board of directors for the special meeting, will be entitled to dissent from the first merger and seek an appraisal of the fair value of his, her or its shares exclusive of any element of value arising from the accomplishment or expectation of the mergers, but only if he, she or it complies with all requirements of Delaware law (including Section 262 of the DGCL, the text of which can be found in Annex P to this joint proxy statement/prospectus) summarized under the caption “Dissenters’ Rights of Appraisal.” Based on the determination of the Delaware Court of Chancery, the appraised fair value of TWC shares may be more than, less than or equal to the value of the merger consideration. The appraised fair value of TWC shares would be paid to the dissenting stockholder only if the first merger is completed and an appraisal proceeding follows. See “Dissenters’ Rights of Appraisal.”

Charter stockholders do not have appraisal rights in connection with the third merger or any other transaction described in this joint proxy statement/prospectus.

Treatment of TWC Equity Awards (See Page 240)

TWC Stock Options. At the completion of the second merger, each outstanding option to purchase shares of TWC common stock awarded by TWC, whether or not exercisable or vested (but excluding any options held by a former employee of TWC, as described in the immediately succeeding paragraph), will be converted into an option to purchase the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of TWC common stock subject to such option immediately prior to the completion of the first merger multiplied by (y) the Stock Award Exchange Ratio (as defined below), with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. The exercise price per share of New Charter Class A common stock for such option will be equal to the quotient of (i) the exercise price per share of such option immediately prior to the completion of the first merger divided by (ii) the Stock Award Exchange Ratio, rounded up to the nearest whole cent. Such converted options will be subject to the same terms and conditions as were applicable to the corresponding TWC options immediately prior to completion of the first merger. The Stock Award Exchange Ratio is determined based on the value a stockholder of TWC who elected to receive $100 in cash and shares of New Charter Class A common stock equivalent to 0.5409 shares of Charter Class A common stock would receive upon completion of the mergers. Accordingly, in the merger agreement, “Stock Award Exchange Ratio” is defined generally as the sum of (i) the product of (A) the Option A Base Exchange Ratio multiplied by (B) the Parent Merger Exchange Ratio and (ii) the product of (A) the quotient of (I) $100 divided by (II) the volume weighted average per-share price of Charter Class A common stock during the 10 full trading days ending on (and including) the trading day preceding the closing date, multiplied by (B) the Parent Merger Exchange Ratio.

At the completion of the second merger, each outstanding option to purchase shares of TWC common stock awarded by TWC and held by a former employee of TWC, whether or not exercisable or vested, will be cancelled, and TWC will pay such former employee an amount in cash computed by first determining the number of shares of New Charter Class A common stock to which such former employee would be entitled as if his or her stock options were converted in accordance with the preceding paragraph, and then multiplying such number by the excess of (i) the quotient of (A) the closing price of a share of Charter Class A common stock on the trading day immediately preceding the first merger, divided by (B) the Parent Merger Exchange Ratio (such quotient, the “Charter Adjusted Closing Price”) over (ii) the exercise price per share of such option (determined in accordance with the preceding paragraph). All options held by a former employee of TWC that have a converted per share exercise price equal to or exceeding the Charter Adjusted Closing Price will be immediately cancelled without any right to consideration. All cash payments will be reduced by applicable withholding taxes.

TWC Restricted Stock Units. At the completion of the second merger, each outstanding TWC employee restricted stock unit award (but excluding any such units held by a current or former non-employee director or a former employee of TWC, as described in the immediately succeeding paragraph), will be converted into the right to acquire the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of TWC common stock underlying such award immediately prior to completion of the first merger multiplied by (y) the Stock Award Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock units will be subject to the same terms and conditions as applied to the corresponding award immediately prior to completion of the first merger.

At the completion of the second merger, each TWC restricted stock unit award (which includes deferred stock units held by non-employee directors) held by (x) a current or former non-employee director or (y) a former employee of TWC will be cancelled, and TWC will pay such holder an amount in cash computed by first determining the number of shares of New Charter Class A common stock to which such person would be entitled if his or her stock units were converted in accordance with the preceding paragraph, and then multiplying such number by the Charter Adjusted Closing Price. All cash payments will be reduced by applicable withholding taxes.

If any restricted stock unit held by a former employee is subject to 409A of the Code and such former employee is also a “specified individual” within the meaning of Section 409A of the Code, then no cash payment will be made in respect of such award and instead such award will be converted in accordance with the preceding paragraph.

TWC 2011 Stock Incentive Plan

Following completion of the mergers, New Charter may make use of shares remaining available for grant under the Time Warner Cable Inc. 2011 Stock Incentive Plan, which is referred to in this joint proxy statement/prospectus as the TWC 2011 Plan, in accordance with NASDAQ rules.

Treatment of Charter Equity Awards (See Page 242)

Charter Stock Options. At the completion of the third merger, each outstanding option, whether or not exercisable or vested, to purchase shares of Charter Class A common stock will be converted into an option to purchase the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock subject to such option immediately prior to the completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. The exercise price per share of New Charter Class A common stock will be equal to the quotient of (i) the exercise price of such option immediately prior to the completion of the third merger divided by (ii) the Parent Merger Exchange Ratio, rounded up to the nearest whole cent. Such converted options will be subject to the same terms and conditions as were applicable to the corresponding options immediately prior to completion of the third merger.

Charter Restricted Stock Awards. At the completion of the third merger, each outstanding Charter restricted stock award will be converted into an award with respect to the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock underlying such award immediately prior to completion of the third merger multiplied by (y) the Parent Merger Exchange

Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock awards will be subject to the same terms and conditions as applied to the corresponding awards immediately prior to completion of the third merger.

Charter Restricted Stock Units. At the completion of the third merger, each outstanding Charter restricted stock unit, whether or not vested, will be converted into the right to acquire the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock underlying such unit immediately prior to completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock units will be subject to the same terms and conditions as applied to the corresponding units immediately prior to completion of the third merger.

Recommendations of the TWC Board of Directors (See Page 152)

After consideration and consultation with its advisors, the TWC board of directors unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement are fair to and in the best interests of TWC’s stockholders and unanimously approved and declared advisable the merger agreement, the mergers and the other transactions contemplated by the merger agreement. The TWC board of directors unanimously recommends that TWC stockholders vote “FOR” the approval of the adoption of the merger agreement. For the factors considered by the TWC board of directors in reaching this decision, see “The Transactions—TWC’s Reasons for the Mergers; Recommendation of the TWC Board of Directors” and “TWC Proposals—TWC Proposal I: Approval of the Adoption of the Merger Agreement” beginning on pages 152 and 317, respectively, of this joint proxy statement/prospectus. In addition, the TWC board of directors unanimously recommends that TWC stockholders vote “FOR” the TWC advisory compensation proposal. See “TWC Proposals—TWC Proposal II: TWC Advisory Compensation Proposal” beginning on page 317 of this joint proxy statement/prospectus.

Recommendations of the Charter Board of Directors (See Page 158)

After consideration and consultation with its advisors, the members of the Charter board of directors unanimously determined that the merger agreement, the mergers, the stock issuances, the Liberty transactions, the amended and restated certificate of incorporation, the BHN transactions and the other transactions contemplated by the merger agreement, the Liberty agreements and the BHN contribution agreement are fair to and in the best interests of Charter and its stockholders and unanimously approved and declared advisable each of the merger agreement and the mergers and the amended and restated certificate of incorporation, and unanimously approved the stock issuances, the Liberty transactions, the BHN transactions and the other transactions contemplated by the merger agreement, the Liberty agreements and the BHN contribution agreement. In addition, the members of the Charter board of directors (other than the directors affiliated with Liberty Broadband) unanimously determined that the Liberty transactions are fair to and in the best interests of Charter and its stockholders and unanimously approved the Liberty transactions. The Charter board of directors unanimously recommends that Charter stockholders vote “FOR” the approval of the adoption of the merger agreement, “FOR” the approval of each of the stock issuances proposals, “FOR” the approval of the Liberty transactions proposal, “FOR” the approval of each of the certificate of incorporation proposals and “FOR” the Charter advisory compensation proposal. For the factors considered by the Charter board of directors in reaching these decisions and a more detailed discussion of the recommendation of the Charter board of directors that the Charter stockholders approve the foregoing matters, see “The Transactions—Charter’s Reasons for the Mergers and Other Transactions; Recommendation of the Charter Board of Directors,” beginning on page 158 of this joint proxy statement/prospectus.

Opinions of TWC’s Financial Advisors (See Page 161)

For purposes of the respective opinions and related analyses of TWC’s financial advisors described in this joint proxy statement/prospectus, (i) “transaction” means the acquisition of TWC by Charter and (ii) “related transactions” means the TWC transactions, the BHN transactions and the other transactions contemplated in connection therewith (other than the first merger and the second merger).

Opinion of Allen & Company LLC

TWC has engaged Allen & Company LLC, referred to in this joint proxy statement/prospectus as Allen & Company, as a financial advisor in connection with the proposed transaction. In connection with this engagement, TWC requested that Allen & Company evaluate and render an opinion to the TWC board of directors regarding the fairness, from a financial point of view, to holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) of the merger consideration to be paid to such holders pursuant to the merger agreement. On May 23, 2015, at a meeting of the TWC board of directors held to evaluate the transaction, Allen & Company rendered to the TWC board of directors an oral opinion, which was confirmed by delivery of a written opinion dated May 23, 2015, to the effect that, as of that date and based on and subject to the matters described in its opinion, the merger consideration to be paid to holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Allen & Company’s written opinion, dated May 23, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex L. Allen & Company’s opinion was intended for the benefit and use of the TWC board of directors (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other term, aspect or implication of the transaction. Allen & Company’s opinion did not constitute a recommendation as to the course of action that the TWC board of directors or TWC should pursue in connection with the transaction or the related transactions, or otherwise address the merits of the underlying decision by TWC to engage in the transaction or the related transactions, including in comparison to other strategies or transactions that might be available to TWC or in which TWC might engage. Allen & Company’s opinion does not constitute advice or a recommendation to any stockholder as to the form or relative fairness of the merger consideration to be elected by such stockholder or as to how such stockholder should vote or act on any matter relating to the transaction, the related transactions or otherwise.

Opinion of Citigroup Global Markets Inc.

TWC also has retained Citigroup Global Markets Inc., referred to in this joint proxy statement/prospectus as Citi, as a financial advisor in connection with the proposed transaction. In connection with this engagement, TWC requested that Citi evaluate the fairness, from a financial point of view, to holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) of the merger consideration to be received by such holders pursuant to the merger agreement. On May 23, 2015, at a meeting of the TWC board of directors held to evaluate the transaction, Citi delivered to the TWC board of directors an oral opinion, confirmed by delivery of a written opinion dated May 23, 2015, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the merger consideration to be received by holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated May 23, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex M to this joint proxy statement/prospectus and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the TWC board of directors (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other terms, aspects or implications of the transaction. Citi was not requested to consider, and its opinion did not address, the underlying business decision of TWC to effect the transaction or the related transactions, the relative merits of the transaction and the related transactions as compared to any alternative business strategies or opportunities that might exist for TWC or the effect of any other transaction in which TWC might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to the form or relative fairness of the merger consideration to be elected by such stockholder or as to how any stockholder should vote or act on any matters relating to the proposed transaction, the related transactions or otherwise.

Opinion of Morgan Stanley & Co. LLC

TWC also has retained Morgan Stanley & Co. LLC, referred to in this joint proxy statement/prospectus as Morgan Stanley, as a financial advisor in connection with the proposed transaction. As part of that engagement, TWC requested that Morgan Stanley evaluate the fairness, from a financial point of view, to holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) of the merger consideration to be received by such holders pursuant to the merger agreement. On May 23, 2015, at a meeting of the TWC board of directors held to evaluate the transaction, Morgan Stanley rendered its oral opinion, confirmed by delivery of a written opinion dated May 23, 2015, to the TWC board of directors to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley as set forth in its opinion, the merger consideration to be received by holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion, dated May 23, 2015, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in connection with its opinion, is attached as Annex N to, and is incorporated by reference into, this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the TWC board of directors and addressed only the fairness from a financial point of view of the merger consideration as of the date of the opinion and did not address any other term or aspect of the merger agreement or the transaction. Morgan Stanley’s opinion did not address TWC’s underlying business decision to proceed with or effect the transaction or the related transactions, or the relative merits of the transaction and the related transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or were available. Morgan Stanley expressed no opinion or recommendation as to the form or relative fairness of the merger consideration to be elected by the stockholders of TWC or how the stockholders of TWC or Charter should vote at the stockholders’ meetings to be held in connection with the transaction or otherwise.

Opinion of Financial Advisor to the TWC Independent Directors (See Page 176)

For purposes of the opinion and related analyses of the financial advisor to the TWC independent directors described in this joint proxy statement/prospectus, (i) “transaction” means the acquisition of TWC by Charter and (ii) “related transactions” means the TWC transactions, the BHN transactions and other transactions contemplated in connection therewith (other than the first merger and the second merger).

Opinion of Centerview Partners LLC

Centerview Partners LLC, referred to in this joint proxy statement/prospectus as Centerview, was retained as financial advisor to the TWC independent members of the TWC board of directors, referred to in this joint proxy statement/prospectus as the TWC independent directors, in connection with the proposed transaction. In connection with this engagement, Centerview was requested to evaluate the fairness, from a financial point of view, to holders of TWC common stock (other than shares held by TWC as treasury stock, shares owned by Merger Subsidiary One, shares held by any wholly owned subsidiary of TWC or Charter (other than Merger Subsidiary One), dissenting shares, together with shares held by Charter, Liberty Broadband, Liberty Interactive and their respective affiliates, collectively referred to as “excluded shares”) of the merger consideration to be paid to such holders pursuant to the merger agreement. On May 23, 2015, at a meeting of the TWC board of directors held to evaluate the transaction, Centerview delivered to the TWC board of directors an oral opinion, confirmed by delivery of a written opinion dated May 23, 2015, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the merger consideration to be paid to holders of TWC common stock (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated May 23, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex O and is incorporated herein by reference. The description of Centerview’s opinion set forth below is qualified in its entirety by reference to the full text of Centerview’s opinion. Centerview’s opinion was provided for the information and assistance of the TWC board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view and did not address any other term or aspect of the merger agreement or the transaction. Centerview expressed no view as to, and its opinion did not address, TWC’s underlying business decision to proceed with or effect the transaction or the related transactions, or the relative merits of the transaction and the related transactions as compared to any alternative business strategies or transactions that might be available to TWC or in which TWC might engage. Centerview’s opinion does not constitute a recommendation to any stockholder of TWC or any other person as to the form or relative fairness of the merger consideration to be elected by such stockholder or how such stockholder or other person should vote with respect to the transaction or otherwise act with respect to the transaction, the related transactions or any other matter.

Opinion of Charter’s Financial Advisors (See Page 185)

Opinion of Goldman, Sachs & Co. Rendered in Connection with the TWC Transactions

On May 23, 2015, at a meeting of the board of directors of Charter, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of May 23, 2015, based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, and taking into account the TWC Acquisition (as defined below), the Parent Merger Exchange Ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Liberty Broadband and affiliates of a significant shareholder of Liberty Broadband, which we refer to, collectively, as the Liberty-related entities, and TWC and each of their respective affiliates) of shares of Charter Class A common stock. For purposes of Goldman Sachs’ opinion, “TWC Acquisition” was defined as the acquisition of all of the outstanding shares of common stock of TWC for consideration consisting of cash and shares of New Charter Class A common stock pursuant to the mergers and transactions contemplated by the merger agreement and the Liberty contribution agreement, together with the investment by Liberty Broadband of $4.3 billion in cash in New Charter in exchange for shares of New Charter Class A common stock as contemplated by the Liberty investment agreement.

The full text of the written opinion of Goldman Sachs, dated May 23, 2015, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex H. The summary of Goldman Sachs’ opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Charter in connection with its consideration of the transactions contemplated by the merger agreement, the Liberty contribution agreement and the Liberty investment agreement, which we refer to, collectively for purposes of this section, as the TWC transactions, and the opinion does not constitute a recommendation as to how any holder of Charter Class A common stock should vote with respect to any portion of the TWC transactions or any other matter.

Opinion of Goldman, Sachs & Co. Rendered in Connection with the BHN transactions

On May 23, 2015, at a meeting of the board of directors of Charter, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of May 23, 2015, based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, and taking into account, among other things, the issuance to Liberty Broadband of shares of New Charter Class A common stock pursuant to the BHN/Liberty stockholders agreement, which is referred to as the Liberty $700 million stock issuance, and the amounts and timing of the payments estimated by Charter to be payable under the tax receivables agreement contemplated by the term sheet referenced below, which we refer to as the tax receivables payments, the aggregate consideration (consisting of approximately $2.0 billion in cash, preferred units of Charter Holdings with a face amount of $2.5 billion, 34,279,843 common units of Charter Holdings (or, if the TWC transactions are consummated before the BHN transactions are consummated, 30,992,406 common units of Charter Holdings), and one share of Class B common stock of New Charter), which we refer to as the BHN consideration, to be paid by Charter Holdings and New Charter pursuant to the BHN contribution agreement was fair from a financial point of view to Charter.

The full text of the written opinion of Goldman Sachs, dated May 23, 2015, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex I. The summary of the Goldman Sachs opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Charter in connection with its consideration of the BHN transactions, and the opinion does not constitute a recommendation as to how any holder of Charter Class A common stock should vote with respect to any portion of the BHN transactions or any other matter.

Opinion of LionTree Advisors LLC in Connection with the TWC Transactions

On May 23, 2015, at a meeting of the Charter board of directors, LionTree Advisors LLC, which we refer to as LionTree, rendered an oral opinion to the Charter board of directors (which was confirmed in writing by delivery of LionTree’s written opinion dated May 23, 2015), as to the fairness, from a financial point of view, as of such date, to Charter of the merger consideration to be paid for the TWC common stock (for purposes of such opinion and this summary, other than (i) any such shares held by Liberty Broadband or Liberty Interactive, (ii) any such shares held by dissenting stockholders, (iii) any treasury shares, and (iv) any such shares held by any direct or indirect wholly owned subsidiary of TWC) pursuant to the merger agreement, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was directed to the Charter board of directors and only addressed the fairness, from a financial point of view, to Charter of the merger consideration to be paid for the TWC common stock pursuant to the merger agreement and did not address any other aspect or implication of the mergers. The summary of LionTree’s opinion is described in greater detail under “The Transactions—Opinions of Charter’s Financial Advisors—Opinion of LionTree Advisors LLC in Connection with the TWC Transactions” beginning on page 204 of this joint proxy statement/prospectus. The full text of its written opinion, which is included as Annex J to this joint proxy statement/prospectus, sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion. The summary of LionTree’s opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of LionTree’s written opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the mergers or any other matter.

Opinion of LionTree Advisors LLC in Connection with the BHN Transactions

On May 23, 2015, at a meeting of the Charter board of directors, LionTree rendered an oral opinion to the Charter board of directors (which was confirmed in writing by delivery of LionTree’s written opinion dated May 23, 2015), as to the fairness, from a financial point of view, as of such date, to Charter of the consideration to be paid to A/N for the assets to be acquired pursuant to the BHN contribution agreement, which we refer to as the BHN consideration, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was directed to the Charter board of directors and only addressed the fairness, from a financial point of view, to Charter of the BHN consideration to be paid for the assets to be acquired pursuant to the BHN contribution agreement and did not address any other aspect or implication of the BHN transactions. The summary of LionTree’s opinion is described in greater detail under “The Transactions—Opinions of Charter’s Financial Advisors—Opinion of LionTree Advisors LLC in Connection with the BHN Transactions” beginning on page 211 of this this joint proxy statement/prospectus. The full text of its written opinion, which is included as Annex K to this joint proxy statement/prospectus, sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion. The summary of LionTree’s opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of LionTree’s written opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the BHN transactions or any other matter.

For further information, see “The Transactions—Opinions of Charter’s Financial Advisors,” beginning on page 185 of this joint proxy statement/prospectus.

Ownership of Shares of New Charter Class A Common Stock After the Mergers, the BHN Transactions and the Liberty Transactions (See Page 133)

Based on the number of shares of TWC common stock, TWC options and TWC restricted stock units, Charter Class A common stock and Charter options, Charter restricted stock awards and Charter restricted stock units outstanding as of July 31, 2015, New Charter expects to (i) issue approximately 142 million shares of New Charter Class A common stock to TWC stockholders (assuming the Option A Election is made by all TWC stockholders) pursuant to the mergers (including approximately 8 million shares to Liberty Broadband and Liberty Interactive in their capacities as TWC stockholders) and reserve for issuance approximately 7 million additional shares of New Charter Class A common stock in connection with the conversion, exercise or settlement of outstanding TWC options and TWC restricted stock units and future equity compensation awards and (ii) issue approximately 101 million shares of New Charter Class A common stock to Charter stockholders pursuant to the mergers and reserve for issuance approximately 2 million additional shares of New Charter Class A common stock in connection with the conversion, exercise or settlement of outstanding Charter options, Charter restricted stock awards and Charter restricted stock units and future New Charter equity compensation awards. The actual number of shares of New Charter Class A common stock to be issued and reserved for issuance pursuant to the mergers will be determined at completion of the mergers based on the TWC stockholder election, the applicable exchange ratios and the number of shares of TWC common stock, TWC options and TWC restricted stock units, Charter Class A common stock and Charter options, Charter restricted stock awards and Charter restricted stock units outstanding at that time. In addition, in connection with the completion of the mergers, New Charter will issue to Liberty Broadband approximately 21.97 million shares of New Charter Class A common, for which Liberty Broadband will pay $4.3 billion, and in connection with the BHN transactions, New Charter will issue approximately 3.66 million shares (giving effect to the Parent Merger Exchange Ratio) to Liberty Broadband pursuant to the BHN/Liberty stockholders agreement and will issue to A/N one share of New Charter Class B common stock, which will initially have a number of votes reflecting the voting power of the Charter Holdings common units (other than those owned by New Charter or Charter) and the convertible preferred units on an as-converted, as-exchanged basis, which voting rights are generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings. In the event the closing of the BHN transactions occurs, but the closing of the mergers does not occur, Charter will issue to Liberty Broadband approximately 4.0 million shares of Charter Class A common stock.

Based on the number of shares of TWC common stock outstanding as of July 31, 2015, and the number of shares of Charter Class A common stock outstanding as of July 31, 2015, it is expected that, immediately after completion of the mergers, the issuance of shares to Liberty Broadband and the completion of the BHN transactions, and depending on the outcome of the election feature described above, TWC stockholders, excluding Liberty Broadband, are expected to own between approximately 41% and 45% of New Charter, A/N is expected to own between approximately 14% and 13% of New Charter, Liberty Broadband is expected to own between approximately 19% and 17% of New Charter and existing Charter stockholders (other than Liberty Broadband) are expected to own between approximately 26% and 24% of New Charter.

If only the mergers are completed, it is expected that former Charter stockholders (excluding Liberty Broadband) will own between approximately 31% and 28% of New Charter Class A common stock and former TWC stockholders (excluding Liberty Broadband) will own between approximately 48% and 53% of New Charter Class A common stock. If only the BHN transactions are completed, it is expected that following the BHN transactions existing Charter stockholders (excluding Liberty Broadband) will own approximately 52% of Charter Class A common stock, Liberty Broadband will own approximately 20% of Charter Class A common stock and A/N will indirectly own approximately 28% of Charter Class A common stock (in each case giving effect to the possible conversion and exchange of the Charter Holdings common units and preferred units to be issued to A/N).

In connection with the TWC transactions, Liberty Broadband and Liberty Interactive entered into a proxy and right of first refusal agreement, pursuant to which, in connection with the closing of the transactions contemplated by the merger agreement, Liberty Interactive will grant Liberty Broadband an irrevocable proxy to vote all New Charter Class A common stock owned beneficially or of record by Liberty Interactive following such closing, with certain exceptions including, among other things, change of control transactions of New Charter, bankruptcy events of New Charter, and an authorization of any new class of securities of New Charter. In addition, at the closing of the BHN transactions, A/N and Liberty Broadband will enter into a proxy agreement pursuant to which A/N will grant to Liberty Broadband a 5-year irrevocable proxy (which we refer to as the A/N proxy) to vote, subject to certain exceptions, that number of shares of New Charter Class A common stock and New Charter Class B common stock, in each case held by A/N (such shares are referred to as the “proxy shares”), that will result in Liberty Broadband having voting power in New Charter equal to 25.01% of the outstanding voting power of New Charter, provided, that the voting power of the proxy shares will be capped at 7.0% of the outstanding voting power of New Charter. Therefore, giving effect to the Liberty Interactive proxy and the A/N proxy and the voting cap contained in the BHN/Liberty stockholders agreement, Liberty Broadband is expected to have 25.01% of the outstanding voting power in New Charter following the consummation of the TWC transactions and BHN transactions.

Interests of TWC’s Directors and Executive Officers in the Transactions (See Page 297)

When considering the recommendation of the TWC board of directors that TWC stockholders vote in favor of the approval of the adoption of the merger agreement, TWC stockholders should be aware that directors and executive officers of TWC have certain interests in the mergers that may be different from or in addition to the interests of TWC stockholders generally. The TWC board of directors was aware of these interests and considered them, among other things, in evaluating and negotiating the merger agreement and the mergers and in recommending that TWC stockholders adopt the merger agreement.

These interests include the following:

•	Upon the completion of the mergers, all TWC restricted stock unit and option awards covering the issuance of shares of TWC common stock held by active employees will convert into New Charter restricted stock unit and option awards covering the issuance of shares of New Charter Class A common stock in accordance with the methodology set forth in the merger agreement (as described in this joint proxy statement/prospectus) that is designed to preserve the value of such awards and uses the same exchange ratio that applies to TWC stockholders who made the Option A Election in the mergers. The converted awards will otherwise continue on the same terms and conditions that applied to the awards pre-conversion, including vesting conditions and forfeiture provisions.

•	If a TWC executive officer’s employment is involuntarily terminated or he or she resigns for “good reason” following the completion of the mergers, all restricted stock units and unvested options held by the officer at that time will become 100% vested (a “double trigger”).

•	As a measure to encourage employee retention during the pendency of the mergers, all TWC employees who were eligible to receive equity awards (approximately 1,900 employees), including the executive officers, received equity awards in June 2015 that advanced equity awards that would otherwise have been made in 2017. This grant is referred to in this joint proxy statement/prospectus as the 2017 retention grant. The value and vesting periods of the retention grants were designed to mirror what they would have been in respect of the regularly-scheduled 2017 annual grants. The intended value of each employee’s 2017 retention grant was intended to equal the value of the employee’s long-term incentive target value at the time of grant. The vesting period required for full or partial vesting is the same as it would have been if the regularly-scheduled 2017 grant had been made instead (without performance-based vesting conditions and subject to potential acceleration of vesting upon certain terminations of employment after the completion of the mergers and forfeiture upon certain terminations prior to that time). Pursuant to the merger agreement, before the completion of the mergers, TWC may not make equity grants other than in the ordinary course of business consistent with past practice and subject to the limitation that, in all cases, the aggregate value of (i) the 2017 retention grant (which totaled approximately $147.6 million at the date of grant) and (ii) other permitted equity awards (but excluding ordinary course equity grants to new hires, newly promoted executives, and annual equity awards to non-employee directors) made prior to the completion of the mergers cannot exceed $225 million at the time of grant. TWC does not intend to make additional annual equity grants in 2016 and 2017 with respect to 2016 and 2017, respectively, regardless of whether the mergers are completed or the merger agreement is terminated.

•	TWC’s executive officers are parties to employment agreements that provide for cash severance payments and benefits in the event of certain terminations of employment. For certain of these officers, the severance is enhanced if such termination occurs in connection with a change in control, such as the completion of the mergers. Pursuant to the terms of the merger agreement, following the completion of the mergers, Charter is required to honor the severance arrangements of TWC’s executive officers in accordance with their terms.

•	As a measure to encourage employee focus on TWC’s goals and retention during the pendency of the mergers and thereafter, TWC has awarded a supplemental bonus opportunity to all employees, including its executive officers, who participate in TWC’s regular 2015 annual cash incentive plan (approximately 14,000 employees). The supplemental bonus opportunity is equal to 50% of each eligible employee’s actual bonus payout under TWC’s regular 2015 annual cash incentive plan. While the 2015 annual cash incentive plan bonuses will be paid subject to performance and when such bonuses would normally be paid, any supplemental bonus will generally be paid out on July 1, 2016. The supplemental bonus is generally not payable if the 2015 performance conditions are not met. Under the merger agreement, TWC is permitted to pay out these supplemental bonuses in an amount of up to $100 million, in the aggregate.

•	Under the terms of the merger agreement, New Charter is required, for the period beginning on the completion of the mergers and ending on the first anniversary of the completion of the mergers, (i) to provide TWC employees (except those covered by a collective bargaining agreement) with base pay and annual cash bonus opportunities, as applicable, that are no less favorable in the aggregate than those provided to TWC employees immediately prior to the completion of the mergers and (ii) to provide TWC employees (except those covered by a collective bargaining agreement) with commission and cash incentive opportunities, as applicable, that are no less favorable than either those provided to each such TWC employee immediately prior to the completion of the mergers or those provided to similarly situated employees of New Charter or its subsidiaries following the completion of the mergers. The 2017 retention grant and 2015 supplemental bonus are not taken into account in determining whether such compensation is not less favorable than it was before the completion of the mergers.

•	Upon the completion of the mergers, all equity awards held by TWC’s non-employee directors will be cancelled, and TWC will pay such directors a cash amount calculated as described under “The Merger Agreement—Treatment of TWC Equity Awards” beginning on page 240 of this joint proxy statement/prospectus.

•	TWC’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

For a more complete description of these interests, see “Interests of TWC’s Directors and Executive Officers in the Transactions,” “The Merger Agreement—Employee Matters” and “The Merger Agreement—Indemnification and Insurance,” beginning on pages 297, 261 and 260, respectively, of this joint proxy statement/prospectus.

Interests of Charter’s Directors and Executive Officers in the Transactions (See Page 312)

When considering the recommendation of the Charter board of directors that Charter stockholders vote in favor of the approval of the adoption of the merger agreement, the stock issuances proposals, the Liberty transactions proposal and each of the certificate of incorporation proposals, Charter stockholders should be aware that directors and executive officers of Charter have certain interests in the proposed mergers and other transactions that may be different from or in addition to the interests of Charter stockholders generally. The Charter board of directors was aware of these interests and considered them, among other things, in evaluating and negotiating the various transaction agreements and the proposed mergers and other transactions, and in making its recommendation that Charter’s stockholders vote to approve the various proposals of Charter.

These interests include the following:

•	Outstanding Charter stock options, restricted stock awards and restricted stock units (including those held by the directors and executive officers) will convert upon completion of the third merger into New Charter stock options, restricted stock awards and restricted stock units of substantially equivalent value, and as a result of the mergers, such awards would be eligible for accelerated vesting under certain circumstances;

•	Employment agreements between Charter and its executive officers (other than Kevin Howard) and a severance plan that covers Charter’s senior vice presidents (including Mr. Howard), each of which were in effect prior to the Charter board of director’s evaluation and negotiation of the various transaction agreements, provide for certain benefits upon a qualifying termination of employment of the applicable executive officer (which terminations are not currently anticipated in connection with the mergers);

•	In connection with the consummation of the proposed mergers and other transactions, Charter’s chief executive officer, Thomas Rutledge, is expected to be offered the role of chief executive officer and chairman of New Charter and a new five-year employment agreement with New Charter, the terms of which are expected to be negotiated prior to consummation of the proposed mergers and other transactions; and

•	Charter’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

For a more complete description of these interests, see “Interests of Charter’s Directors and Executive Officers in the Transactions” and “The Merger Agreement—Indemnification and Insurance,” beginning on pages 312 and 260, respectively, of this joint proxy statement/prospectus.

Listing of Shares of New Charter Class A Common Stock and Delisting and Deregistration of TWC Common Stock (See Page 234)

New Charter will apply for listing on NASDAQ, where shares of Charter Class A common stock are currently traded, of the shares of New Charter Class A common stock to be issued in the mergers and to Liberty Broadband. If the mergers are completed, the shares of New Charter Class A common stock to be issued in the mergers will be listed on NASDAQ, and TWC shares will no longer be listed on the New York Stock Exchange and will be deregistered under the Exchange Act.

Completion of the Mergers is Subject to Certain Conditions (See Page 243)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the obligation of each of Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three, on the one hand, and TWC, on the other hand, to complete the mergers is subject to the satisfaction or waiver of a number of conditions, including the following:

•	approval of the adoption of the merger agreement by the affirmative vote of holders of a majority of the outstanding shares of TWC common stock entitled to vote;

•	approval of the adoption of the merger agreement by the affirmative vote of a majority of the outstanding shares of Charter Class A common stock entitled to vote and, with respect to the second merger, the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote;

•	approval of the New Charter stock issuance in connection with the mergers contemplated by the merger agreement by the affirmative vote of a majority of votes cast at the Charter special meeting by the holders of Charter Class A common stock;

•	approval of the BHN/Liberty stockholders agreement (including the issuance of shares of New Charter or Charter Class A common stock to Liberty Broadband thereunder), the investment agreement with Liberty Broadband (including the issuance of New Charter or Charter Class A common stock to Liberty Broadband thereunder), the contribution agreement with Liberty Broadband and Liberty Interactive and the other transactions contemplated by the merger agreement and the foregoing agreements with Liberty Broadband and Liberty Interactive by the affirmative vote of a majority of the outstanding shares of Charter Class A common stock (excluding the shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote and by the affirmative vote of a majority of votes cast at the Charter special meeting by the holders of Charter Class A common stock;

•	approval of New Charter’s amended and restated certificate of incorporation (and each of the related certificate of incorporation proposals) by the affirmative vote of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote;

•	expiration or termination of any applicable waiting period (or extension thereof) under the HSR Act relating to the transactions contemplated by the merger agreement (solely with respect to the obligations of each of Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three to complete the mergers, without the imposition of any burdensome condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” for a definition of burdensome condition));

•	(i) adoption of an order, and release of the full text thereof, by the FCC granting its consent to the transfer of control or assignment of the licenses issued by the FCC to TWC or any of its subsidiaries or affiliates, (ii) approval of certain local franchise authorities (“LFAs”), such that the sum of the aggregate number of video subscribers of TWC belonging to franchise areas for which either (x) no LFA consent is required or (y) if LFA consent is required, such consent shall have been obtained, shall be no less than 85% of the aggregate number of video subscribers of TWC and (iii) authorizations of state public utilities commissions whose consent is required in connection with the transactions contemplated by the merger agreement (solely with respect to the obligations of each of Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three to complete the mergers, in each case without the imposition of any burdensome condition) (these requirements are described in more detail under “The Transactions—Regulatory Approvals Required for the Mergers”);

•	except for the conditions described in the two preceding bullets, (i) absence of (x) any applicable law of a governmental authority of competent jurisdiction enacted or promulgated after the date of the merger agreement in a jurisdiction in which any of TWC, Charter or their respective subsidiaries has substantial operations and (y) any order of a governmental authority of competent jurisdiction that, in each case, (1) imposes any burdensome condition or (2) prohibits completion of the mergers and the violation of which would result in criminal liability, and (ii) the absence of any injunction (whether temporary, preliminary or permanent) by any governmental authority of competent jurisdiction that imposes a burdensome condition or prohibits completion of the mergers;

•	effectiveness of the registration statement for the shares of New Charter Class A common stock being issued in the mergers (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;

•	approval for the listing on NASDAQ of the shares of New Charter Class A common stock to be issued in the mergers, subject only to official notice of issuance;

•	accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain materiality thresholds;

•	performance in all material respects by the other party of the material obligations required to be performed by it at or prior to completion of the merger;

•	the absence of a material adverse effect on the other party (see “The Merger Agreement—Definition of ‘Material Adverse Effect,’” beginning on page 247 of this joint proxy statement/prospectus for the definition of material adverse effect);

•	receipt of a certificate executed by an executive officer of the other party as to the satisfaction of the conditions described in the preceding three bullets with respect to such other party; and

•	delivery of opinions of Wachtell, Lipton, Rosen & Katz, in the case of Charter, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, in the case of TWC, with respect to certain tax aspects of the mergers.

Charter and TWC cannot be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.

The mergers are not conditioned upon completion of the BHN transactions (or the stock issuance to A/N). The mergers and the BHN transactions are subject to separate conditions, and the mergers may be completed whether or not the BHN transactions are ultimately consummated. The consummation of the BHN transactions is conditioned on the completion of the mergers. However, if the mergers are not completed, Charter and A/N may still be obligated to complete the BHN transactions in certain circumstances, as described under “The BHN Contribution Agreement” if the tail condition (which is described in greater detail under “The BHN Contribution Agreement—Conditions to the Completion of the Contribution”) is satisfied. There can be no assurance that the BHN transactions will be completed if the mergers are not completed.

The Mergers May Not Be Completed Without All Required Regulatory Approvals (See Page 223)

Completion of the mergers is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of the waiting period relating to the mergers under the HSR Act, approval of the FCC and certain other governmental consents and approvals from state regulators and franchise authorities.

Under the HSR Act, certain transactions, including the mergers, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Federal Trade Commission, which is referred to in this joint proxy statement/prospectus as the FTC, and the Antitrust Division of the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the termination of that waiting period. If the DOJ issues a Request for Additional Information and Documentary Material (“Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

Both Charter and TWC are subject to regulation by the FCC under the Communications Act of 1934, as amended, which is referred to in this joint proxy statement/prospectus as the Communications Act. Each company holds a number of licenses and authorizations issued by the FCC for the operation of its business. The FCC must approve the transfer of control of these licenses and authorizations to New Charter as a result of the mergers. The mergers are also subject to the approval of LFAs with respect to the transfer of control of franchises as a result of the mergers. In addition, Charter and TWC are required to obtain approval of certain state public utility commissions with respect to the transfer of control of certificates of public convenience and necessity for telecommunications services and in connection with financing-related regulatory requirements of some states in connection with the mergers.

Charter and TWC have agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the mergers. In furtherance of the foregoing, Charter and TWC agreed in the merger agreement to make and not withdraw (i) as promptly as practicable (and not later than 30 business days following the date of the merger agreement), an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all necessary filings to obtain consents from the FCC that are required in connection with the mergers, and (ii) as promptly as practicable (and not later than July 22, 2015), all necessary filings to obtain consents from state regulators and franchise authorities, and all other registrations, declarations, notices and filings with governmental authorities that are required in connection with the mergers.

On June 24, 2015, Charter and TWC submitted their respective Notification and Report Forms under the HSR Act, triggering a 30-calendar-day waiting period expiring on July 24, 2015, unless otherwise extended or early terminated. On July 24, 2015, Charter and TWC received a Second Request, triggering a second 30-calendar-day waiting period, which will begin to run only after both parties have substantially complied with the Second Request, unless early terminated. Charter and TWC have engaged and continue to engage in dialogue with the Antitrust Division of the DOJ to answer questions posed and to provide additional details regarding the mergers.

Charter’s obligation to use “reasonable best efforts” will include such efforts to take any actions and accept any conditions and other remedies to the extent such actions, conditions or other remedies would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Charter, TWC and their subsidiaries, taken as a whole (but without taking into account the BHN transactions). Each condition, remedy or action that Charter is not required to accept or take is referred to in this joint proxy statement/prospectus as a “burdensome condition.” Charter and TWC have also agreed not to, and to cause their respective subsidiaries and affiliates not to, (i) take any action that would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated by the merger agreement or the completion of the mergers, or (ii) acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities (other than securities issued by such party as permitted by the terms of the merger agreement), properties, interests or business in any transaction or series of related transactions if such acquisition would (A) require approval of the FCC or (B) (without the consent of the other party, not to be unreasonably withheld, conditioned or delayed) have a value, or involve the payment of consideration, in excess of $350 million, subject to certain limited exceptions agreed to by the parties (including the ability of Charter and its subsidiaries to bid on and purchase wireless spectrum). In addition, TWC has agreed not to accept any of the conditions or take any actions in connection with TWC’s and Charter’s efforts to obtain regulatory approval without Charter’s prior written consent.

The regulatory filings described above relate to approvals for the mergers only. Charter and A/N have also agreed to certain regulatory approval covenants relating to the BHN transactions described below.

Completion of the BHN Transactions is Subject to Certain Conditions (See Page 269)

As more fully described in this joint proxy statement/prospectus and in the BHN contribution agreement, the obligation of each party to the BHN contribution agreement to complete the BHN transactions is subject to the satisfaction or waiver of a number of conditions, including the following:

•	the consummation of the mergers, except in certain circumstances;

•	expiration or termination of the HSR Act waiting period and receipt of certain regulatory approvals applicable to the completion of the BHN transactions (solely with respect to the obligations of Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome condition);

•	obtaining all of the required consents by the FCC to the transfer to Charter of all FCC licenses, authorizations, permits and consents held by BHN or its subsidiaries and/or used in the BHN business (solely with respect to Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome);

•	the aggregate number of video customers served by the BHN systems used in the BHN business (i) pursuant to the “grandfathering” provisions of the Communications Act and (ii) pursuant to each franchise for which (A) no consent is required from any government entity for the completion of the BHN contribution or (B) any such consent is required and has been received (or deemed received under Section 617 of the Communications Act) (solely with respect to the obligations of Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome condition) shall not be less than 80% of the video customers then served by the BHN systems used in the BHN business; and if less than 100% of such number of video customers, all applicable waiting periods (including extensions) shall have expired with respect to the FCC Forms 394 filed in connection with requests for approvals by local franchising authorities that have not been obtained;

•	obtaining authorizations from state communications authorities as required for Charter to provide voice and other regulated services in the BHN systems used in the BHN business following the closing (solely with respect to the obligations of Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome condition), all of which must remain in full force and effect;

•	the absence of any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) in effect that makes unlawful, prohibits, delays, enjoins or otherwise prevents or restricts, the consummation of the BHN transactions, or any pending action that seeks any of the foregoing;

•	approval of the BHN transactions stock issuance proposal, the Liberty transactions proposal (as it relates to the BHN/Liberty stockholders agreement and the stock issuance to Liberty Broadband in connection with the BHN transactions) and each of the certificate of incorporation proposals;

•	the BHN/Liberty stockholders agreement being valid, binding and enforceable and in full force and effect;

•	the absence of a material adverse effect on the other party (see “The BHN Contribution Agreement—Definition of ‘Material Adverse Effect,’” beginning on page 273 of this joint proxy statement/prospectus for the definition of material adverse effect); and

•	certain other customary conditions with respect to the accuracy of representations and warranties, performance of covenants and agreements, receipt of certifications with respect to the satisfaction of certain conditions, and delivery of certain other specified certificates, instruments of assignment and transaction documents.

As more fully described in the BHN contribution agreement, the obligation of Charter, New Charter and Charter Holdings to complete the BHN transactions is also subject to the completion by A/N of a restructuring, pursuant to which BHN will transfer to A/N certain excluded assets and A/N shall assume from BHN certain excluded liabilities.

The BHN Transactions May Not Be Completed Without All Required Regulatory Approvals (See Page 225)

Completion of the BHN transactions is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of the waiting period relating to the BHN transactions under the HSR Act, approval of the FCC and certain other governmental consents and approvals from state regulators and franchise authorities.

Under the HSR Act, certain transactions, including the BHN transactions, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-transaction notification with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the termination of that waiting period. If the DOJ issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

On June 24, 2015, Charter and Newhouse Broadcasting Corporation (“Newhouse”), an ultimate parent entity of BHN, submitted their respective Notification and Report Forms under the HSR Act, triggering a 30-calendar-day waiting period expiring on July 24, 2015, unless otherwise extended or early terminated. On July 24, 2015, Charter and Newhouse received a Second Request, triggering a second 30-calendar-day waiting period, which will begin to run only after both parties have substantially complied with the Second Request, unless early terminated. Charter and Newhouse have engaged and continue to engage in dialogue with the Antitrust Division of the DOJ to answer questions posed and to provide additional details regarding the BHN transactions.

Both Charter and BHN are subject to regulation by the FCC under the Communications Act. Each company holds a number of licenses and authorizations issued by the FCC for the operation of its business. The FCC must approve the transfer of control of these licenses and authorizations to New Charter as a result of the BHN transactions. The BHN transactions are also subject to the approval of LFAs with respect to the transfer of control of certain franchises as a result of the BHN transactions. In addition, Charter and A/N are required to obtain approval of certain state public utility commissions with respect to the transfer of control of certificates of public convenience and necessity for telecommunications services as a result of the BHN transactions.

Charter and A/N have agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the BHN transactions. In furtherance of the foregoing, Charter and A/N agreed in the BHN contribution agreement to file, as promptly as practicable (and not later than July 7, 2015), all appropriate applications and requests to obtain consents from the FCC and other government entities in connection with the BHN transactions and to promptly file any additional information requested by any government entity. Charter and A/N have also agreed not to, in bad faith, take any action that would reasonably be expected to have the effect of delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the BHN transactions.

Charter’s obligation to use “reasonable best efforts” will not require Charter, New Charter, Charter Holdings or any of their subsidiaries to divest or otherwise hold separate any businesses, assets or properties, accept conditions or any take any other actions that would apply to or affect any businesses, assets or properties of Charter, New Charter, Charter Holdings or any of their subsidiaries or litigate or participate in the litigation of any proceeding involving the FCC, FTC or DOJ to oppose or defend against any action by any such governmental entity to prevent or enjoin the consummation of the BHN transactions; except such efforts will require Charter, New Charter, Charter Holdings and their respective subsidiaries to engage in divestitures or accept conditions or remedies or take other actions imposed by any such governmental entity to the extent such divestitures, actions, conditions or other remedies are (i) consistent in scope and magnitude with the conditions and actions required or imposed by governmental entities in connection with prior acquisitions of United States domestic cable systems completed in the 12 years prior to May 23, 2015 with an aggregate purchase price of at least $500 million or (ii) related to franchises, state telecommunication authorizations (other than California) or regional sports networks regardless of whether any such condition or action is required or imposed by a governmental entity in connection with prior acquisitions of United States domestic cable systems completed in the 12 years prior to May 23, 2015 with an aggregate purchase price of at least $500 million. Each condition, remedy or action that Charter is not required to accept or take is referred to in this joint proxy statement/prospectus as a “BHN contribution burdensome condition,” which is described in greater detail under “The BHN Contribution Agreement—Reasonable Best Efforts Covenant.”

Closing of the Mergers, the BHN Transactions and the Liberty Transactions

The mergers will occur no later than five business days after the conditions to its completion have been satisfied or, to the extent permitted, waived, unless otherwise mutually agreed by the parties to the merger agreement. The BHN transactions will occur no later than five business days after the conditions to its completion have been satisfied or, to the extent permitted, waived, unless otherwise mutually agreed by the parties to the BHN contribution agreement. The parties are working to complete the mergers, the BHN transactions and the Liberty transactions by the end of 2015, subject to regulatory approvals and satisfaction (or, to the extent permissible, waiver) of the conditions to the parties’ obligations to complete the mergers, the BHN transactions and/or the Liberty transactions, as applicable. However, there can be no assurance as to when, or if, the mergers, the BHN transactions and/or the Liberty transactions will occur or that they will occur by the end of 2015.

No Solicitation by TWC (See Page 251)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the exceptions described below, TWC has agreed that neither TWC nor any of its subsidiaries will, nor will TWC or any of its subsidiaries authorize or permit any of its or their officers, directors, employees or representatives to (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of a TWC acquisition proposal (as defined under “The Merger Agreement—No Solicitation by TWC,” beginning on page 253 of this joint proxy statement/prospectus), (ii) enter into or participate in any discussions or negotiations regarding any such proposal, (iii) furnish any non-public information relating to TWC or its subsidiaries to any third party that is seeking to make, or has made, a TWC acquisition proposal, (iv) except as described below, fail to make, withdraw or modify in a manner adverse to Charter the recommendation of the TWC board of directors in favor of the approval of the adoption of the merger agreement or recommend a TWC acquisition proposal (any action described in this clause (iv) is referred to in this joint proxy statement/prospectus as a TWC adverse recommendation change), (v) fail to enforce or grant any waiver or release under any standstill or similar agreement, (vi) approve any transaction under, or any person becoming an “interested stockholder” under, the Delaware anti-takeover statute, or (vii) enter into an agreement or other instrument relating to a TWC acquisition proposal. However, so long as TWC and its representatives have otherwise complied with the foregoing requirements, TWC and its representatives may, at any time prior to the adoption of the merger agreement by TWC stockholders, participate in discussions with any third party who has made an unsolicited TWC acquisition proposal after the date of the merger agreement solely to request the clarification of the terms and conditions of the proposal so as to determine whether such proposal is, or could reasonably be expected to lead to, a TWC superior proposal (as defined under “The Merger Agreement—No Solicitation by TWC,” beginning on page 254 of this joint proxy statement/prospectus).

Notwithstanding the foregoing, at any time prior to the adoption of the merger agreement by TWC stockholders, subject to the terms and conditions described in the merger agreement, TWC is permitted to:

•

engage in negotiations or discussions with any third party that has made, after the date of the merger agreement, a TWC superior proposal or a TWC acquisition proposal that the TWC board of directors determines in good faith, after consultation with its outside legal advisors, could reasonably be expected to lead to a TWC superior proposal by the third party making such TWC acquisition proposal, (ii) furnish to such third party and its representatives non-public information relating to TWC or any of its subsidiaries pursuant to a customary confidentiality agreement with such third party with terms no less favorable to TWC than those contained in the confidentiality agreement between TWC and Charter (but such confidentiality agreement need not contain a “standstill” or similar provision that prohibits such third party from making any TWC acquisition proposal, acquiring TWC or taking any other action); provided that all such information (to the extent not previously provided or made available to Charter) is provided or made available to Charter prior to or as promptly as practicable (but no later than 24 hours) after the time it is provided or made available to such third party) and (iii) take any action required by applicable law or that any court of competent jurisdiction orders TWC to take; and

•	the TWC board of directors may make a TWC adverse recommendation change (i) following receipt of a TWC superior proposal or (ii) involving or relating to a TWC intervening event (as defined under “The Merger Agreement—No Solicitation by TWC,” beginning on page 254 of this joint proxy statement/prospectus).

TWC is only permitted to take the actions described above if the TWC board of directors determines in good faith, after considering advice from outside legal counsel, that the failure to take that action would be inconsistent with its fiduciary duties under applicable law. In addition, before taking any of the actions described above, TWC has to notify Charter that it intends to take that action and continue to advise Charter on a current basis of the status and terms of any discussions and negotiations with any third party in connection with a TWC acquisition proposal. Further, the TWC board of directors is not permitted to make a TWC adverse recommendation change in response to a TWC acquisition proposal unless (i) such TWC acquisition proposal constitutes a TWC superior proposal, (ii) TWC promptly notifies Charter, in writing at least five business days before taking that action, of its intention to do so, and attaches the most current version of the proposed agreement under which such TWC superior proposal is proposed to be consummated and the identity of the third party making the TWC superior proposal, and (iii) Charter does not make, within such five-business-day period, an offer that is at least as favorable to the stockholders of TWC as such TWC superior proposal.

In addition, the TWC board of directors is not permitted to make a TWC adverse recommendation change in response to a TWC intervening event unless (i) TWC has provided Charter with written information describing the TWC intervening event in reasonable detail promptly after becoming aware of it and keeps Charter fully informed, on a reasonably current basis, of material developments with respect to such TWC intervening event, (ii) TWC has provided Charter at least five business days prior notice of its intention to make a TWC adverse recommendation change with respect to such TWC intervening event, attaching a reasonably detailed explanation of the facts underlying the determination by the TWC board of directors that a TWC intervening event has occurred and its need to make a TWC adverse recommendation change in light of the TWC intervening event and (iii) Charter does not make, within such five-business-day period, an offer that the TWC board of directors determines would obviate the need for a TWC adverse recommendation change in light of the TWC intervening event.

During any five-business-day period prior to effecting a TWC adverse recommendation change in response to a TWC acquisition proposal or a TWC intervening event, TWC and its representatives must negotiate in good faith with Charter and its representatives regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by Charter.

If the TWC board of directors withdraws, modifies or qualifies its recommendation in favor of the approval of the adoption of the merger agreement, the merger agreement must nonetheless be submitted to TWC’s stockholders for adoption, unless the merger agreement has been terminated in accordance with its terms. See “The Merger Agreement—Obligation of the TWC Board of Directors to Recommend the Merger Agreement and Call and Hold a Stockholders’ Meeting,” beginning on page 251 of this joint proxy statement/prospectus.

No Solicitation by Charter (See Page 255)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the exceptions described below, Charter has agreed that neither Charter nor any of its subsidiaries will, nor will

Charter or any of its subsidiaries authorize or permit any of its or their officers, directors, employees or representatives to (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of a Charter acquisition proposal (as defined under “The Merger Agreement—No Solicitation by Charter,” beginning on page 257 of this joint proxy statement/prospectus), (ii) enter into or participate in any discussions or negotiations regarding any such proposal, (iii) furnish any non-public information relating to Charter or its subsidiaries to any third party that is seeking to make, or has made, a Charter acquisition proposal, (iv) except as described below, fail to make, withdraw or modify in a manner adverse to TWC the recommendation of the Charter board of directors in favor of the approval of the adoption of the merger agreement and related proposals or recommend a Charter acquisition proposal (any action described in this clause (iv) is referred to in this joint proxy statement/prospectus as a Charter adverse recommendation change), (v) fail to enforce or grant any waiver or release under any standstill or similar agreement, (vi) approve any transaction under, or any person becoming an “interested stockholder” under, the Delaware anti-takeover statute, or (vii) enter into an agreement or other instrument relating to a Charter acquisition proposal. However, so long as Charter and its representatives have otherwise complied with the foregoing requirements, Charter and its representatives may, at any time prior to the adoption of the merger agreement by Charter stockholders and approval of the related proposals by Charter stockholders, participate in discussions with any third party who has made an unsolicited Charter acquisition proposal after the date of the merger agreement solely to request the clarification of the terms and conditions of the proposal so as to determine whether such proposal is, or could reasonably be expected to lead to, a Charter superior proposal (as defined under “The Merger Agreement—No Solicitation by Charter,” beginning on page 257 of this joint proxy statement/prospectus).

Notwithstanding the foregoing, at any time prior to the adoption of the merger agreement by Charter stockholders and approval of the related proposals by Charter stockholders, subject to the terms and conditions described in the merger agreement, Charter is permitted to:

•	engage in negotiations or discussions with any third party that has made, after the date of the merger agreement, a Charter superior proposal or a Charter acquisition proposal that the Charter board of directors determines in good faith, after consultation with its outside legal advisors, could reasonably be expected to lead to a Charter superior proposal by the third party making such Charter acquisition proposal, (ii) furnish to such third party and its representatives non-public information relating to Charter or any of its subsidiaries pursuant to a customary confidentiality agreement with such third party with terms no less favorable to Charter than those contained in the confidentiality agreement between TWC and Charter (but such confidentiality agreement need not contain a “standstill” or similar provision that prohibits such third party from making any Charter acquisition proposal, acquiring Charter or taking any other action); provided that all such information (to the extent not previously provided or made available to TWC) is provided or made available to TWC prior to or as promptly as practicable (but no later than 24 hours) after the time it is provided or made available to such third party) and (iii) take any action required by applicable law or that any court of competent jurisdiction orders Charter to take; and

•	the Charter board of directors may make a Charter adverse recommendation change (i) following receipt of a Charter superior proposal or (ii) involving or relating to a Charter intervening event (as defined under “The Merger Agreement—No Solicitation by Charter,” beginning on page 257 of this joint proxy statement/prospectus).

Charter is only permitted to take the actions described above if the Charter board of directors determines in good faith, after considering advice from outside legal counsel, that the failure to take that action would be inconsistent with its fiduciary duties under applicable law. In addition, before taking any of the actions described above, Charter has to notify TWC that it intends to take that action and continue to advise TWC on a current basis of the status and terms of any discussions and negotiations with any third party in connection with a Charter acquisition proposal. Further, the Charter board of directors is not permitted to make a Charter adverse recommendation change in response to a Charter acquisition proposal unless (i) such Charter acquisition proposal constitutes a Charter superior proposal, (ii) Charter promptly notifies TWC, in writing at least five business days before taking that action, of its intention to do so, and attaches the most current version of the proposed agreement under which such Charter superior proposal is proposed to be consummated and the identity of the third party making the Charter superior proposal, and (iii) TWC does not make, within such five-business-day period, an offer to revise the terms of the merger agreement that is at least as favorable to the stockholders of Charter as such Charter superior proposal.

In addition, the Charter board of directors is not permitted to make a Charter adverse recommendation change in response to a Charter intervening event unless (i) Charter has provided TWC with written information describing the Charter intervening event in reasonable detail promptly after becoming aware of it and keeps TWC fully informed, on a reasonably current basis, of material developments with respect to such Charter intervening event, (ii) Charter has provided TWC at least five business days prior notice of its intention to make a Charter adverse recommendation change with respect to such Charter intervening event, attaching a reasonably detailed explanation of the facts underlying the determination by the Charter board of directors that a Charter intervening event has occurred and its need to make a Charter adverse recommendation change in light of the Charter intervening event and (iii) TWC does not make, within such five-business-day period, an offer to revise the terms of the merger agreement that the Charter board of directors determines would obviate the need for an adverse recommendation change in light of the Charter intervening event.

During any five-business-day period prior to effecting a Charter adverse recommendation change in response to a Charter acquisition proposal or a Charter intervening event, Charter and its representatives must negotiate in good faith with TWC and its representatives regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by TWC.

If the Charter board of directors withdraws, modifies or qualifies its recommendation in favor of the approval of the adoption of the merger agreement and approval of the related proposals by Charter stockholders, the merger agreement and the other related proposals must nonetheless be submitted to Charter’s stockholders for adoption and approval, unless the merger agreement has been terminated in accordance with its terms. See “The Merger Agreement—Obligation of the Charter Board of Directors to Recommend the Merger Agreement and Call and Hold a Stockholders’ Meeting” beginning on page 254 of this joint proxy statement/prospectus.

Termination of the Merger Agreement (See Page 263)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions described in the merger agreement, the merger agreement may be terminated at any time before completion of the mergers in any of the following ways:

•	by mutual written agreement of Charter and TWC;

•	by either Charter or TWC, if:

•	the mergers have not been completed on or before the initial end date (May 23, 2016), which may be extended if all conditions to completion have been satisfied on the initial end date other than certain conditions relating to regulatory approvals and either Charter or TWC elects to extend the initial end date to November 23, 2016, in which case the merger agreement may be terminated by either Charter or TWC if the mergers have not been completed on or before November 23, 2016; however, the right to terminate the merger agreement at the end date will not be available to any party whose breach of any provision of the merger agreement results in the failure of the mergers to be completed by such time;

•	there (i) has been enacted or promulgated after the date of the merger agreement any applicable law (that is final and nonappealable) of any governmental authority of competent jurisdiction in which any of TWC, Charter or their respective subsidiaries has substantial operations or (ii) is in effect any order (that is final and nonappealable) of any governmental authority of competent jurisdiction that, in each case, (A) imposes a burdensome condition or (B) prohibits the consummation of the mergers and the violation of which would result in criminal liability; however, the right to terminate the merger agreement under this paragraph will not be available to any party whose breach of any provision of the merger agreement results in such applicable law, or order being in effect (the provision described in this paragraph being referred to as the “law or order termination right”);

•	there is in effect any injunction (that is final and nonappealable) by any governmental authority of competent jurisdiction that (i) imposes a burdensome condition or (ii) prohibits the consummation of the mergers; however, the right to terminate the merger agreement under this paragraph will not be available to any party whose breach of any provision of the merger agreement results in such injunction being in effect (the provision described in this paragraph being referred to as the “injunction termination right”);

•	TWC stockholders fail to adopt the merger agreement upon a vote taken on such proposal at a TWC stockholders’ meeting called for that purpose;

•	Charter stockholders fail to adopt the merger agreement and approve the related proposals upon a vote taken on such proposals at a Charter stockholders’ meeting called for that purpose; or

•	there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement that would result in the failure of the other party to satisfy the applicable condition to the closing related to accuracy of representations and warranties or performance of covenants, and such breach has not been cured within 30 days of notice thereof or is incapable of being cured, but only so long as the party seeking to so terminate is not then in breach of its representations, warranties, covenants or agreements contained in the merger agreement, which breach would cause the applicable condition to closing not to be satisfied; or

•	by Charter, if:

•	the TWC board of directors makes an adverse recommendation change or fails to reaffirm its recommendation to TWC stockholders in favor of adopting the merger agreement as promptly as practicable (but within 10 business days) after receipt of a written request to do so from Charter following the public announcement of a TWC acquisition proposal (provided that Charter may only make such request once with respect to any such TWC acquisition proposal or any material amendment thereto), in either case only prior to the adoption of the merger agreement by TWC’s stockholders; or

•	prior to the adoption of the merger agreement by TWC stockholders, there has been an intentional and material breach by TWC of (i) any of its obligations described under “The Merger Agreement—No Solicitation by TWC,” which breach was authorized or permitted by TWC and results in a third party making a TWC acquisition proposal that is reasonably likely to materially interfere with or delay completion of the mergers, or (ii) its obligations to call and hold a meeting of its stockholders for purposes of adopting the merger agreement; or

•	by TWC, if:

•

the Charter board of directors makes an adverse recommendation change or fails to reaffirm its recommendation to Charter stockholders in favor of adopting the merger agreement and approving the related proposals as promptly as practicable (but within 10 business days) after receipt of a written request to do so from TWC following the public announcement of a Charter acquisition proposal (provided that TWC may only make such request once with respect to any such Charter acquisition proposal or any material amendment thereto), in either case only prior to the adoption of the merger agreement and approval of the related proposals by Charter’s stockholders; or

•	prior to the adoption of the merger agreement and approval of the related proposals by Charter stockholders, there has been an intentional and material breach by Charter of (i) any of its obligations described under “The Merger Agreement—No Solicitation by Charter,” which breach was authorized or permitted by Charter and results in a third party making a Charter acquisition proposal that is reasonably likely to materially interfere with or delay completion of the mergers, or (ii) its obligations to call and hold a meeting of its stockholders for purposes of adopting the merger agreement and approving the related proposals.

Termination Fees (See Page 265)

The merger agreement requires Charter to pay TWC a termination fee of $1,000,000,000 if:

•	TWC terminates the merger agreement as a result of the Charter board of directors making an adverse recommendation change or failing to reaffirm its recommendation to Charter stockholders in favor of adopting the merger agreement and approving the related proposals as promptly as practicable (but within 10 business days) after receipt of a written request to do so from TWC following the public announcement of a Charter acquisition proposal (as further described above);

•	TWC terminates the merger agreement as a result of an intentional and material breach by Charter of (i) any of its obligations described under “The Merger Agreement—No Solicitation by Charter,” which breach was authorized or permitted by Charter and results in a third party making a Charter acquisition proposal that is reasonably likely to materially interfere with or delay completion of the mergers, or (ii) its obligations to call and hold a meeting of its stockholders for purposes of adopting the merger agreement and approving the related proposals (as further described above); or

•	(i) TWC terminates the merger agreement as a result of the failure of the Charter stockholders to adopt the merger agreement and approve the related proposals upon a vote taken on such proposals at a Charter stockholders’ meeting called for that purpose or as a result of a breach by Charter of its representations or warranties or Charter’s failure to perform any covenant or agreement that would result in the failure of Charter to satisfy the applicable condition to the closing related to accuracy of representations and warranties or performance of covenants, (ii) prior to such termination (but after the date of the merger agreement) a Charter acquisition proposal has become publicly known and (iii) within 12 months following such termination, Charter enters into a definitive agreement to consummate such Charter acquisition proposal or such Charter acquisition proposal is consummated. For purposes of this paragraph, Charter acquisition proposal has the meaning set forth under “The Merger Agreement—No Solicitation by Charter,” except that references in that definition to “25%” will be deemed to be references to “50%.”

The merger agreement requires Charter to pay TWC a termination fee of $2,000,000,000 if (i) the merger agreement is terminated as a result of the mergers not having been completed on or before the initial end date (May 23, 2016) or the extended end date (November 23, 2016), as applicable, or pursuant to the law or order termination right or injunction termination right described above under “—Termination of the Merger Agreement,” (ii) at the time of such termination the conditions to the closing of the mergers relating to the HSR Act and FCC order are not satisfied but all other conditions to the completion of the mergers are satisfied (except for the conditions relating to the regulatory approvals and, if either the Charter or TWC stockholder meeting has not occurred, the conditions relating to the receipt of the stockholder approvals of Charter and TWC); provided, however, that the termination fee will not be payable under this paragraph if TWC terminates the merger agreement under the law or order termination right or injunction termination right as a result of the imposition of a burdensome condition, and further provided, however, that if the termination fee is payable in connection with a termination of the merger agreement pursuant to the law or order termination right or injunction termination right as described in “The Merger Agreement—Termination Rights,” the amount of the termination fee shall be $1,000,000,000 if at the time of the termination of the merger agreement the conditions to the completion of the mergers relating to the HSR Act and FCC order have been satisfied and all other conditions to the completion of the mergers are satisfied (except for the conditions relating to the regulatory approvals (other than the HSR Act or the FCC order) and, if either the Charter or TWC stockholder meeting has not occurred, the conditions relating to the receipt of the stockholder approvals of Charter and TWC).

The merger agreement requires TWC to pay Charter a termination fee of $2,000,000,000 if:

•	Charter terminates the merger agreement as a result of the TWC board of directors making an adverse recommendation change or failing to reaffirm its recommendation to TWC stockholders in favor of adopting the merger agreement as promptly as practicable (but within 10 business days) after receipt of a written request to do so from Charter following the public announcement of a TWC acquisition proposal (as further described above);

•	Charter terminates the merger agreement as a result of an intentional and material breach by TWC of (i) any of its obligations described under “The Merger Agreement—No Solicitation by TWC,” which breach was authorized or permitted by TWC and results in a third party making a TWC acquisition proposal that is reasonably likely to materially interfere with or delay completion of the mergers, or (ii) its obligations to call and hold a meeting of its stockholders for purposes of adopting the merger agreement (as further described above); or

•	(i) Charter terminates the merger agreement as a result of the failure of the TWC stockholders to adopt the merger agreement upon a vote taken on such proposal at a TWC stockholders’ meeting called for that purpose or as a result of a breach by TWC of its representations or warranties or TWC’s failure to perform any covenant or agreement that would result in the failure of TWC to satisfy the applicable condition to the closing related to accuracy of representations and warranties or performance of covenants, (ii) prior to such termination (but after the date of the merger agreement) a TWC acquisition proposal has become publicly known and (iii) within 12 months following such termination, TWC enters into a definitive agreement to consummate such TWC acquisition proposal or such TWC acquisition proposal is consummated. For purposes of this paragraph, TWC acquisition proposal has the meaning set forth under “The Merger Agreement—No Solicitation by TWC,” except that references in that definition to “25%” will be deemed to be references to “50%.”

Any termination fee payable by Charter or TWC will only be payable once and not in duplication even though a termination fee may be payable under one or more provisions of the merger agreement. The payment of a termination fee by TWC or Charter pursuant to the merger agreement will be the sole and exclusive remedy of the party receiving the payment for any liabilities, losses or damages arising out of, resulting from or incurred in connection with the merger agreement.

Specific Performance; Remedies (See Page 267)

The parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. This entitlement is in addition to any other remedy to which the parties are entitled at law or in equity.

Material U.S. Federal Income Tax Consequences of the Mergers (See Page 229)

As a result of the mergers, holders of shares of TWC common stock will generally recognize gain, if any, but not in excess of the amount of cash received by a holder. The precise characterization of the first merger for U.S. federal income tax purposes is not clear, however. The merger may be treated as a distribution in partial redemption subject to Section 302(a) of the Code, in which case a U.S. holder of shares of TWC common stock would generally recognize gain or loss equal to the difference between the amount of cash received in the first merger (including any cash received in lieu of fractional shares of TWC common stock) and the adjusted tax basis of the shares treated as exchanged for cash. Alternatively, it is possible that the IRS could seek to characterize the exchange of shares of TWC common stock for shares of common stock of the surviving corporation and cash in the first merger as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code. However, U.S. holders who actually or constructively own New Charter Class A common stock other than New Charter Class A common stock received pursuant to the second merger may be treated as having received a dividend equal to the amount of cash received in the first merger. Charter and TWC intend to treat the payment of cash to a U.S. holder of shares of TWC common stock in the first merger as a distribution in partial redemption, although that treatment is not free from doubt. The cash that a non-U.S. holder of shares of TWC common stock receives generally will be subject to withholding of U.S. federal income tax at a rate of 30%, subject to reduction, exemption, or the availability of a refund if specific requirements are met. However, alternative characterizations are possible.

U.S. holders of shares of Charter Class A common stock will generally not be subject to U.S. federal income tax as a result of the exchange in the mergers of such shares for shares of New Charter Class A common stock (except in connection with cash received in lieu of a fractional share of New Charter Class A common stock). It is a condition to TWC’s obligation to complete the mergers that TWC receive an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to TWC, to the effect that the second merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Charter’s obligation to complete the mergers that Charter receive an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Charter, to the effect that each of the second merger and the third merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Accounting Treatment (See Page 234)

The mergers and BHN transactions will be accounted for using the acquisition method of accounting with Charter considered the accounting acquirer of TWC and Bright House. The acquisition method of accounting is based on Financial Accounting Standards Board, Accounting Standards Codification, which is referred to in this joint proxy statement/prospectus as ASC 805, “Business Combinations,” and uses the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures,” which Charter has adopted as required. Charter will record assets acquired, including identifiable intangible assets, and liabilities assumed at their respective fair values at the date of completion of the transactions. Any excess of the purchase price (as described in the notes to the “Unaudited Pro Forma Financial Statements,” beginning on page 70 of this joint proxy statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of New Charter after completion of the mergers and BHN transactions will reflect TWC and Bright House after completion of the transactions but will not be restated retroactively to reflect the historical financial condition or results of operations of TWC or Bright House. The earnings of New Charter following completion of the mergers and BHN transactions will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation and amortization expense and additional interest expense from debt used for financing. Indefinite-lived intangible assets, including franchises and goodwill, will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, New Charter determines that tangible or intangible assets (including goodwill) are impaired, New Charter would record an impairment charge at that time.

Debt Financing for the Mergers and BHN Transactions (See Page 222)

In July 2015, Charter issued $15.5 billion CCO Safari II, LLC senior secured notes and CCO Safari III, LLC entered into $3.8 billion of senior secured bank loans. To fund the remaining cash portions of the TWC transactions and BHN transactions, Charter has remaining commitments of approximately $5.2 billion from banks to provide incremental senior secured term loan facilities and senior unsecured notes, as well as an incremental $1.7 billion revolving facility. In addition, Charter has committed financing for approximately $4.3 billion of additional indebtedness, which would be substantially incurred through the issuance of unsecured notes by Charter Communications Operating Holdings, LLC, a subsidiary of Charter (“CCOH”), if all TWC stockholders (other than Liberty Broadband and Liberty Interactive) elect, in accordance with the merger agreement, to receive $115 cash and the equivalent of 0.4562 shares of Charter Class A common stock for each share of TWC common stock.

Rights of Stockholders as a Result of the Mergers and/or BHN Transactions (See Pages 349 and 355)

TWC and Charter stockholders will have different rights once they become New Charter stockholders due to differences between the organizational documents of Charter, TWC and New Charter. These differences are described in more detail under “Comparison of Stockholder Rights,” beginning on page 355 of this joint proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CHARTER

The following table presents selected historical consolidated financial data of Charter and its subsidiaries. The selected financial data of Charter for each of the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013, are derived from Charter’s audited consolidated financial statements set forth in Charter’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus. The selected financial data of Charter for each of the years ended December 31, 2011 and 2010, and as of December 31, 2012, 2011 and 2010, have been derived from Charter’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus. The audited financial statements have been audited by KPMG LLP, an independent registered public accounting firm.

The selected financial data of Charter as of June 30, 2015, and for the six months ended June 30, 2015 and June 30, 2014 are derived from Charter’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the six months ended June 30, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The selected financial data of Charter as of June 30, 2014 are derived from Charter’s unaudited consolidated financial statements for such period, which have not been incorporated by reference into this joint proxy statement/prospectus. The unaudited financial data presented have been prepared on a basis consistent with Charter’s audited consolidated financial statements. In the opinion of Charter’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The following information should be read in conjunction with the historical consolidated financial statements and related notes (in millions, except per share and share data).

	For and as of the Six Months Ended June 30,		For and as of the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Statement of Operations Data:
Revenues	$4,792	$4,461	$9,108	$8,155	$7,504	$7,204	$7,059
Income from operations	$518	$476	$971	$909	$915	$1,036	$1,018
Interest expense, net	$(518)	$(421)	$(911)	$(846)	$(907)	$(963)	$(877)
Income (loss) before income taxes	$(133)	$47	$53	$(49)	$(47)	$(70)	$58
Net loss	$(203)	$(82)	$(183)	$(169)	$(304)	$(369)	$(237)
Loss per common share, basic and diluted	$(1.82)	$(0.77)	$(1.70)	$(1.65)	$(3.05)	$(3.39)	$(2.09)
Weighted-average shares outstanding, basic and diluted	111,719,914	107,211,813	108,374,160	101,934,630	99,657,989	108,948,554	113,138,461

Balance Sheet Data (end of period):
Investment in cable properties	$16,396	$16,621	$16,652	$16,556	$14,870	$14,843	$15,027
Total assets	$17,319	$17,369	$24,550	$17,295	$15,596	$15,601	$15,737
Total debt (including current portion)	$13,896	$14,019	$21,023	$14,181	$12,808	$12,856	$12,306
Shareholders’ equity (deficit)	$(31)	$119	$146	$151	$149	$409	$1,478

Other Financial Data (Unaudited):
Ratio of earnings to fixed charges(a)	N/A	1.11	1.06	N/A	N/A	N/A	1.07
Deficiency of earnings to cover fixed charges(a)	$133	N/A	N/A	$49	$47	$70	N/A

N/A	- Not applicable.
(a)	Earnings include income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and an estimated interest component of rent expense.

Comparability of the above information from year to year is affected by acquisitions and dispositions completed by us including the acquisition of Bresnan Broadband Holdings, LLC and its subsidiaries (“Bresnan”) in July 2013. See Note 3 to Charter’s consolidated financial statements included in Charter’s Annual Report on Form 10-K for the year ended December 31, 2014, incorporated by reference in this joint proxy statement/prospectus, for additional information on the acquisition of Bresnan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TWC

The following table presents selected historical consolidated financial data of TWC. The selected financial data of TWC for each of the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013, are derived from TWC’s audited consolidated financial statements set forth in TWC’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus. The selected financial data of TWC for each of the years ended December 31, 2011 and 2010, and as of December 31, 2012, 2011 and 2010, have been derived from TWC’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus. The audited consolidated financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm.

The selected financial data of TWC as of June 30, 2015, and for the six months ended June 30, 2015 and June 30, 2014 are derived from TWC’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the six months ended June 30, 2015, which is incorporated by reference into this joint proxy statement/prospectus. The selected financial data of TWC as of June 30, 2014 are derived from TWC’s unaudited consolidated financial statements for such period, which have not been incorporated by reference into this joint proxy statement/prospectus. The unaudited financial data presented have been prepared on a basis consistent with TWC’s audited consolidated financial statements. In the opinion of TWC’s management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The following information should be read in conjunction with the historical consolidated financial statements and related notes (in millions, except per share data).

	For and as of the Six Months Ended June 30,		For and as of the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Statement of Operations Data:
Revenues	$11,703	$11,308	$22,812	$22,120	$21,386	$19,675	$18,868
Income from operations	$2,113	$2,255	$4,632	$4,580	$4,445	$4,069	$3,689
Interest expense, net	$(698)	$(713)	$(1,419)	$(1,552)	$(1,606)	$(1,518)	$(1,394)
Income before income taxes	$1,552	$1,565	$3,248	$3,039	$3,336	$2,462	$2,196
Net income attributable to TWC shareholders	$921	$978	$2,031	$1,954	$2,155	$1,665	$1,308
Net income per common share attributable to TWC common shareholders:
Basic	$3.22	$3.48	$7.21	$6.76	$6.97	$5.02	$3.67
Diluted	$3.21	$3.46	$7.17	$6.70	$6.90	$4.97	$3.64
Weighted-average common shares outstanding:
Basic	282.1	278.3	279.3	287.6	307.8	329.7	354.2
Diluted	285.4	282.1	283.0	291.7	312.4	335.3	359.5
Cash dividends declared per share of common stock	$2.25	$1.50	$3.00	$2.60	$2.24	$1.92	$1.60

Balance Sheet Data (end of period):
Investment in cable properties(a)	$46,047	$45,139	$45,477	$44,628	$44,094	$40,467	$40,056
Total assets	$48,886	$48,456	$48,501	$48,273	$49,809	$48,276	$45,822
Total debt (including current portion)	$23,052	$24,580	$23,718	$25,052	$26,689	$26,442	$23,121
Mandatorily redeemable preferred equity	$—	$—	$—	$—	$300	$300	$300
Total equity	$8,512	$7,414	$8,017	$6,947	$7,283	$7,537	$9,217

Other Financial Data (Unaudited):
Ratio of earnings to fixed charges(b)	3.0x	3.0x	3.1x	2.8x	3.0x	2.6x	2.6x
Ratio of earnings to combined fixed charges and preferred dividend requirements(b)	3.0x	3.0x	3.1x	2.8x	3.0x	2.6x	2.6x

(a)	Investment in cable properties represents the total of (i) property, plant and equipment, net, (ii) customer relationships, net, included in intangible assets subject to amortization, net, (iii) intangible assets not subject to amortization, and (iv) goodwill.
(b)	Earnings were calculated by adding (i) pretax net income, (ii) interest expense, (iii) preferred stock dividend requirements of majority-owned companies, (iv) adjustments for partially owned subsidiaries and 50%-owned companies, and (v) the amount of undistributed losses (earnings) of TWC’s less than 50%-owned companies. The definition of earnings also applies to TWC’s unconsolidated 50%-owned affiliated companies. Fixed charges primarily consist of interest expense. Earnings, as defined, include significant noncash charges for depreciation and amortization primarily relating to the amortization of intangible assets recognized in business combinations.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BRIGHT HOUSE

The following table presents selected historical consolidated financial data of Bright House. The selected financial data of Bright House for each of the years ended December 31, 2014, 2013 and 2012, and as of December 31, 2014 and 2013, are derived from Bright House’s audited consolidated financial statements for the year ended December 31, 2014, which are included in this joint proxy statement/prospectus. The selected financial data of Bright House for each of the years ended December 31, 2011 and 2010, and as of December 31, 2012, 2011 and 2010, have been derived from Bright House’s audited consolidated financial statements for such years. The audited financial statements have been audited by KPMG LLP, an independent auditor.

The selected financial data of Bright House as of June 30, 2015, and for the six months ended June 30, 2015 and June 30, 2014 are derived from BHN’s unaudited condensed consolidated financial statements and related notes, which are included in this joint proxy statement/prospectus. The selected financial data of Bright House as of June 30, 2014 are derived from Bright House’s unaudited condensed consolidated financial statements for such period. The unaudited financial data presented have been prepared on a basis consistent with Bright House’s audited consolidated financial statements. In the opinion of Bright House’s management, such unaudited financial data reflect all adjustments, subject only to normal and recurring year-end adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The following information should be read in conjunction with the historical consolidated financial statements and related notes (in millions).

	For and as of the Six Months Ended June 30,		For and as of the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Statement of Operations Data:
Revenues	$1,967	$1,839	$3,704	$3,508	$3,343	$3,203	$3,096
Income from operations	$432	$391	$790	$760	$688	$583	$530
Net income	$417	$372	$752	$719	$705	$527	$508

Balance Sheet Data (end of period):
Property, plant and equipment, net	$2,164	$2,058	$2,131	$2,007	$1,989	$1,918	$1,986
Total assets	$4,329	$4,290	$4,421	$4,128	$3,741	$3,731	$3,958
Total debt (including current portion)	$514	$557	$514	$557	$600	$750	$750
Member’s equity	$2,911	$3,124	$3,016	$2,959	$2,474	$2,352	$2,671

Other Financial Data (Unaudited):
Ratio of earnings to fixed charges(a)	21.8x	18.2x	18.6x	16.3x	13.1x	10.0x	9.1x

(a)	Earnings include income plus fixed charges. Fixed charges consist of interest expense and an estimated interest component of rent expense.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma combined per share information for Charter and TWC.

Historical Per Share Information of Charter and TWC

The historical per share information of each of Charter and TWC below is derived from the audited consolidated financial statements of each of Charter and TWC as of and for the year ended December 31, 2014 and the unaudited condensed consolidated financial statements of each of Charter and TWC as of and for the six months ended June 30, 2015.

Unaudited Pro Forma Combined per Charter Common Share Data

The unaudited pro forma combined per Charter common share data set forth below gives effect to the mergers under the acquisition method of accounting, as if the transactions had occurred on January 1, 2014, the first day of Charter’s fiscal year ended December 31, 2014, in the case of net loss, and at June 30, 2015, in the case of book value per share data, and assuming that each outstanding share of TWC common stock had been converted into Charter Class A common stock based on the exchange ratio assuming TWC stockholders elect to receive $100 in cash and stock consideration based on the Option A Effective Exchange Ratio.

The unaudited pro forma combined per Charter common share data does not purport to represent the actual results of operations that Charter would have achieved had the companies been combined during these periods or to project the future results of operations that Charter may achieve after the consummation of the mergers.

Unaudited Pro Forma Combined per TWC Equivalent Share Data

The unaudited pro forma combined per TWC equivalent share data set forth below shows the effect of the mergers from the perspective of an owner of TWC common stock. The information was calculated by multiplying the unaudited pro forma combined per Charter common share amounts by the exchange ratio assuming TWC stockholders elect to receive $100 in cash and stock consideration based on the Option A Effective Exchange Ratio.

General

You should read the below information in conjunction with the selected historical consolidated financial information included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of Charter and TWC and related notes that have been filed with the SEC, certain of which are incorporated by reference into this joint proxy statement/prospectus. See “Selected Historical Consolidated Financial Data of Charter,” “Selected Historical Consolidated Financial Data of TWC” and “Where You Can Find More Information.” The unaudited pro forma combined per Charter common share data and the unaudited pro forma combined per TWC equivalent share data is derived from, and should be read in conjunction with, the unaudited pro forma consolidated financial statements and related notes included in this joint proxy statement/prospectus. See “Unaudited Pro Forma Consolidated Financial Statements.”

	As of/For the Six Months Ended June 30, 2015	As of/For the Year Ended December 31, 2014
Charter Historical per Common Share Data:
Net loss—basic and diluted	$(1.82)	$(1.70)
Book value(1)	$(0.28)	$1.30
TWC Historical per Common Share Data:
Net income—basic	$3.22	$7.21
Net income—diluted	$3.21	$7.17
Cash dividends declared	$2.25	$3.00
Book value(1)	$30.07	$28.54
Unaudited Pro Forma Combined per Charter Common Share Data(3):
Net loss—basic and diluted	$(1.13)	$(3.10)
Book value(1)	$139.34	N/A
Unaudited Pro Forma Combined per TWC Equivalent Share Data(3):
Net loss—basic and diluted(2)	$(0.61)	$(1.68)
Book value(1)(2)	$75.37	N/A

N/A—not applicable

(1)	Amount is calculated by dividing shareholders’ equity by common shares or shares of common stock, as applicable, outstanding.
(2)	Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio in the first merger, assuming TWC stockholders elect to receive $100 in cash and stock consideration based on the Option A Effective Exchange Ratio.
(3)	Amounts calculated based on pro forma financial statements giving effect to the mergers and do not give effect to the BHN transactions.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The following table sets forth, for the calendar periods indicated, the high and low intra-day sales prices per share of Charter Class A common stock and per share of TWC common stock. Charter Class A common stock is listed on NASDAQ under the symbol CHTR. TWC’s common stock is listed on the New York Stock Exchange under the symbol TWC.

	Charter Class A Common Stock		TWC Common Stock
	High	Low	High	Low
2012:
First Calendar Quarter	$65.32	$56.05	$81.75	$63.93
Second Calendar Quarter	$71.86	$59.04	$83.64	$73.52
Third Calendar Quarter	$83.41	$70.70	$96.57	$81.07
Fourth Calendar Quarter	$79.95	$67.06	$100.50	$89.06
2013:
First Calendar Quarter	$106.29	$76.19	$102.00	$84.57
Second Calendar Quarter	$128.57	$99.41	$113.06	$89.81
Third Calendar Quarter	$137.29	$119.06	$120.93	$106.01
Fourth Calendar Quarter	$144.02	$125.68	$139.85	$108.88
2014:
First Calendar Quarter	$140.74	$120.50	$147.28	$130.53
Second Calendar Quarter	$159.24	$116.78	$148.20	$132.58
Third Calendar Quarter	$167.30	$149.66	$155.32	$142.90
Fourth Calendar Quarter	$169.85	$137.51	$155.95	$128.78
2015:
First Calendar Quarter	$199.00	$149.47	$159.94	$134.21
Second Calendar Quarter	$194.00	$166.54	$184.89	$145.44
Third Calendar Quarter (through August 18, 2015)	$195.46	$168.73	$194.22	$177.88

The following table sets forth the closing price per share of Charter Class A common stock and of TWC common stock as of May 22, 2015, the last trading day before the public announcement of the merger agreement, and as of August 18, 2015, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus. The table also shows the implied value of the merger consideration proposed for each share of TWC common stock as of the same two dates, after giving effect to the exchange ratios in the mergers. This implied value was calculated by multiplying the closing price of a share of Charter Class A common stock on the relevant date by the exchange ratio of 0.5409, and adding the resulting amount to the $100 cash portion of the merger consideration (for these purposes excluding the application of the Parent Merger Exchange Ratio of 0.9042).

	Charter Class A Common Stock	TWC Common Stock	Implied Per Share Value of Merger Consideration
May 22, 2015	$175.33	$171.18	$194.84
August 18, 2015	$188.81	$191.10	$202.13

The market prices of shares of Charter Class A common stock and TWC common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the TWC special meeting, the date of the Charter special meeting and the date the mergers are completed, and the market prices of shares of New Charter Class A common stock will continue to fluctuate after the date the mergers are completed. No assurance can be given concerning the market prices of Charter Class A common stock and TWC common stock before completion of the mergers or New Charter Class A common stock after completion of the mergers. The exchange ratios are fixed in the merger agreement, but the market price of Charter Class A common stock (and therefore the value of the merger consideration) when received by TWC stockholders after the mergers are completed could be greater than, less than or the same as shown in the table above. Accordingly, TWC stockholders are advised to obtain current market quotations for Charter Class A common stock and TWC common stock in deciding whether to vote for the approval of the adoption of the merger agreement.

Dividends

Charter has not paid stock or cash dividends on any of its common stock. Charter (and New Charter) would be dependent on distributions from its subsidiaries if either company were to make any dividends. Covenants in the indentures and credit agreements governing the debt obligations of their subsidiaries restrict their ability to make distributions, and accordingly, limit their ability to declare or pay cash dividends. Future cash dividends, if any, will be at the discretion of Charter’s or New Charter’s board of directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as Charter’s board of directors may deem relevant.

TWC currently pays a quarterly dividend on TWC common stock of $0.75 per share, and last declared a quarterly dividend on June 18, 2015, which was paid on July 22, 2015. Under the terms of the merger agreement, during the period before completion of the mergers, TWC is not permitted to declare, set aside or pay any dividend or other distribution other than its regular quarterly cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.75 per share per quarter.

Any former TWC stockholder who holds the Charter Class A common stock into which TWC common stock has been converted in connection with the mergers will receive whatever dividends are declared and paid on Charter Class A common stock after completion of the mergers. However, no dividend or other distribution having a record date after completion of the mergers will actually be paid with respect to any Charter Class A common stock into which TWC common stock has been converted in connection with the mergers until the certificates formerly representing shares of TWC common stock have been surrendered (or the book-entry shares formerly representing shares of TWC common stock have been transferred), at which time any accrued dividends and other distributions on those shares of Charter Class A common stock will be paid without interest. Subject to the limitations set forth in the merger agreement, any future dividends by Charter will be made at the discretion of the Charter board of directors. Subject to the limitations set forth in the merger agreement, any future dividends by TWC will be made at the discretion of the TWC board of directors. There can be no assurance that any future dividends will be declared or paid by Charter, New Charter or TWC as to the amount or timing of those dividends, if any.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited pro forma financial statements as of and for the six months ended June 30, 2015 and for the year ended December 31, 2014 are intended to reflect the impacts of the TWC transactions, the BHN transactions and the Liberty transactions on Charter’s consolidated financial statements as if the TWC transactions, BHN transactions and Liberty transactions had occurred as of June 30, 2015 for the unaudited pro forma consolidated balance sheet and as of January 1, 2014 for the unaudited pro forma consolidated statements of operations. The accompanying unaudited pro forma financial statements present the pro forma consolidated financial position and results of operations of Charter based on the historical financial statements and accounting records of Charter, TWC and Bright House and the related pro forma adjustments as described in the accompanying notes. The pro forma adjustments are included only to the extent they are (i) directly attributable to the TWC transactions, the BHN transactions and/or the Liberty transactions, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

TWC Transactions

In the TWC transactions, TWC stockholders, excluding Liberty Broadband and Liberty Interactive subject to the terms of the Liberty contribution agreement, will have the right to elect to receive either $100 in cash and shares of New Charter Class A common stock equivalent to 0.5409 shares of Charter Class A common stock for each share of TWC common stock outstanding (the “Option A Election”) or $115 in cash and shares of New Charter Class A common stock equivalent to 0.4562 shares of Charter Class A common stock (the “Option B Election”). The unaudited pro forma financial statements provided herein assume all of the TWC stockholders elect the Option A Election. Liberty Broadband and Liberty Interactive will not receive cash as part of the TWC transactions, but will have the right to receive shares of New Charter Class A common stock equivalent to 1.106 shares of Charter Class A common stock for each share of TWC common stock owned by them. For purposes of these unaudited pro forma financial statements, the TWC preliminary purchase price is assumed to be $57.5 billion. Based on a per share price of $185.86, the closing share price of Charter Class A common stock on July 31, 2015, and approximately 283.0 million shares of TWC common stock outstanding as of July 31, 2015, Charter expects to issue shares of New Charter Class A common stock equivalent to 157.4 million shares of Charter Class A common stock valued at approximately $29.3 billion. Additionally, Charter expects to pay $27.5 billion in cash to TWC stockholders, which is expected to be financed with new indebtedness of New Charter, the issuance of equity to Liberty Broadband pursuant to the Liberty transactions and cash on hand from TWC. The preliminary purchase price also includes New Charter replacement equity awards with an estimated pre-combination vesting period fair value of $636 million that will be issued in respect of equity awards held by employees of TWC and $86 million that will be paid in cash to TWC former employees and non-employee directors who hold equity awards, whether vested or not vested. The fair value of the equity portion of the TWC transactions consideration for accounting purposes will be based on the fair value of Charter Class A common stock at the date of close of the mergers and will be different from the assumed value presented in these unaudited pro forma financial statements. A 5% change in the per share price of Charter Class A common stock will result in a $1.5 billion change in the fair value of the equity issued and total consideration for accounting purposes. In addition, the amount of equity and cash consideration will vary based on the number of TWC stockholders that elect the Option B Election and receive $115 in cash and shares of New Charter Class A common stock equivalent to 0.4562 shares of Charter Class A common stock. A 5% decrease in the number of shares held by TWC stockholders electing the Option A Election, who instead elect the Option B Election, will result in a $217 million reduction in the fair value of equity issued and a $206 million increase in debt.

The actual number of shares of New Charter Class A common stock that TWC stockholders, excluding Liberty Broadband and Liberty Interactive, will be entitled to receive will be calculated by multiplying the exchange ratios of 0.5409 or 0.4562 specified above by 0.9042 (the Parent Merger Exchange Ratio), which will also be the exchange ratio that will be used to determine the number of shares of New Charter Class A common stock that Charter stockholders will be entitled to receive per share of Charter Class A common stock. Such exchange ratio is not intended to impact the aggregate value represented by the shares of New Charter Class A common stock issued in the TWC transactions; however, it will impact the actual number of shares issued in the TWC transactions. Such impact is reflected in the weighted average common shares outstanding included in the accompanying unaudited pro forma consolidated statements of operations.

BHN Transactions

In the BHN transactions, A/N will receive approximately 34.3 million Charter Holdings common units, approximately 10.3 million Charter Holdings convertible preferred units, both subject to application of the Parent Merger Exchange Ratio, and approximately $2.0 billion in cash. For purposes of these unaudited pro forma financial statements, the Bright House preliminary purchase price is assumed to be $10.9 billion. Based on a per share price of $185.86, the closing share price of Charter Class A common stock on July 31, 2015, the Charter Holdings common units are valued at approximately $6.4 billion. The issuance of Charter Holdings convertible preferred units are valued for pro forma purposes based on their $2.5 billion aggregate liquidation preference. The approximately $2.0 billion cash portion of the BHN transactions will be financed with new indebtedness of New Charter. The BHN transactions exclude certain assets and liabilities such as cash, marketable securities and pension-related assets and liabilities, among others. The fair value of the BHN transactions for accounting purposes will be based on the fair value of the Charter Holdings common units and the Charter Holdings convertible preferred units at the date of close and will be different from the assumed value presented in these unaudited pro forma financial statements. A 5% change in the fair value of the Charter Holdings common units and convertible preferred units will result in a $443 million change in the fair value of the total consideration for accounting purposes.

Liberty Transactions and Committed Financing

In connection with the TWC transactions, Charter and Liberty Broadband entered into an investment agreement, pursuant to which Liberty Broadband agreed to invest $4.3 billion in New Charter at the closing of the TWC transactions to partially finance the cash portion of the TWC transactions consideration. New Charter will issue shares to Liberty Broadband equivalent to approximately 24.3 million shares of Charter Class A common stock. In connection with the BHN transactions, Liberty Broadband agreed to purchase at the closing of the BHN transactions $700 million of New Charter Class A common stock (or, if the mergers are not consummated prior to the completion of the BHN transactions, Charter Class A common stock). New Charter (or, if applicable, Charter) will issue shares to Liberty Broadband equivalent to approximately 4.0 million shares of Charter Class A common stock in connection with such $700 million investment.

Charter expects to finance the remaining cash portion of the purchase price of the TWC transactions and BHN transactions with additional indebtedness. In July 2015, Charter issued $15.5 billion CCO Safari II, LLC senior secured notes and CCO Safari III, LLC entered into $3.8 billion of senior secured bank loans. To fund the remaining cash portions of the TWC transactions and BHN transactions, Charter has remaining commitments of approximately $5.2 billion from banks to provide incremental senior secured term loan facilities and senior unsecured notes, as well as an incremental $1.7 billion revolving facility. In addition, the bank commitments provide for a $4.3 billion bridge facility if all TWC stockholders (other than the Liberty Parties) elect the Option B Election, in the event Charter is unable to issue senior unsecured notes in advance of the closing of the TWC transactions. For purposes of these unaudited pro forma financial statements, Charter has assumed acquisition financing of approximately 90% in new and recently issued first lien debt (including bank debt and senior secured notes) and approximately 10% in unsecured notes at current market interest rates. The indebtedness assumptions used herein are for illustrative purposes only and may not reflect the actual financing when completed.

Basis of Presentation

The unaudited pro forma financial statements are based on (i) the unaudited condensed consolidated financial statements of Charter Communications, Inc. and its subsidiaries as of and for the three and six months ended June 30, 2015 contained in Charter’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2015, (ii) the unaudited consolidated financial statements of Time Warner Cable Inc. as of and for the three and six months ended June 30, 2015 contained in TWC’s Quarterly Report on Form 10-Q filed with the SEC on July 30, 2015, (iii) the condensed consolidated unaudited financial statements of Bright House Networks, LLC and its subsidiaries as of and for the three and six months ended June 30, 2015 contained in this joint proxy statement/prospectus, (iv) the audited consolidated financial statements of Charter Communications, Inc. and its subsidiaries for the year ended December 31, 2014 contained in Charter’s Annual Report on Form 10-K filed with the SEC on February 23, 2015, (v) the audited consolidated financial statements of Time Warner Cable Inc. for the year ended December 31, 2014 contained in TWC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and (vi) the audited consolidated financial statements of Bright House Networks, LLC and its subsidiaries for the year ended December 31, 2014 contained in this joint proxy statement/prospectus.

The TWC transactions and BHN transactions will be accounted for using the acquisition method of accounting with Charter as the accounting acquirer. The unaudited pro forma financial statements reflect the preliminary assessment of fair values and useful lives assigned to the assets acquired and liabilities assumed. The fair values assigned in the unaudited pro forma financial statements are preliminary and represent Charter’s current best estimate of fair values and are subject to revision. The detailed valuation studies necessary to arrive at the required estimates of the fair values for the assets acquired and liabilities assumed have not commenced. Significant assets and liabilities that are subject to preparation of valuation studies to determine appropriate fair value adjustments include property, plant and equipment and identifiable intangible assets, including franchises and customer relationships. Changes to the fair values of these assets and liabilities will also result in changes to goodwill and deferred tax liabilities.

The unaudited pro forma financial statements are provided for illustrative purposes only and are based on available information and assumptions that Charter believes are reasonable and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Charter would have been had the TWC transactions and BHN transactions occurred on the dates indicated, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the pro forma financial statements.

Items Not Adjusted in the Unaudited Pro Forma Financial Information

The unaudited pro forma financial statements do not reflect all reclassifications or adjustments to conform the TWC or Bright House financial statement presentation or accounting policies to those adopted by Charter. At this time, Charter is not aware of any intercompany transactions that would have a material impact on the unaudited pro forma financial statements that are not reflected in the pro forma adjustments. Further review may identify additional intercompany transactions, reclassifications or differences between the accounting policies of the companies that, when conformed, could have a material impact on the unaudited pro forma financial statements of the combined company.

The unaudited pro forma financial statements do not include any adjustment for liabilities or related costs that may result from integration activities, since management has not completed the process of making these assessments. Significant liabilities and related costs may ultimately be recorded for employee severance or relocation, costs of vacating some facilities and costs associated with other exit and integration activities. The unaudited pro forma statements of operations do not include any revenue or expense synergies or dis-synergies resulting from the TWC transactions and BHN transactions, including programming costs or shared functions and other administrative and overhead allocations, as these adjustments are not factually supportable. The unaudited pro forma statements of operations also do not include an estimated $615 million and $30 million of non-recurring costs to be incurred directly attributable to the TWC transactions and the BHN transactions, respectively, such as escrow interest, investment banking fees and legal fees.

Charter intends to review the synergies of the combined businesses in advance of and subsequent to the completion of the TWC transactions and BHN transactions, which may result in a plan to reorganize certain of TWC’s, Bright House’s or Charter’s products, network, service operations and organizational structure. The costs of implementing such a plan, if it were to occur, and any resulting future changes in revenue or cost savings have not been reflected in the unaudited pro forma financial statements.

In connection with the BHN transactions, New Charter and A/N will enter into a tax receivable agreement which will apply to an exchange or sale of the Charter Holdings common and convertible preferred units between the parties. The tax receivable agreement will provide for a payment by New Charter to A/N of 50% of the tax benefit that is realized by New Charter from the step-up in tax basis resulting from the future exchange or sale. Charter has not recorded a pro forma adjustment for this contingent consideration obligation in the preliminary purchase price allocation as it is impractical to estimate its fair value since the tax benefit is dependent on uncertain future events that are outside New Charter’s control. A future exchange or sale is not based on a fixed and determinable date and the exchange or sale is not certain to occur. If and when an exchange or sale occurs in the future, the undiscounted value of the obligation is estimated to be in the range of zero to $2 billion depending on measurement of the tax step-up in the future and New Charter’s ability to realize the tax benefit in the subsequent periods following the exchange or sale.

The unaudited pro forma financial statements do not reflect adjustments related to the impact of the termination of the transactions Charter entered into with Comcast Corporation in April 2014 as such adjustments are not directly related to the TWC transactions, BHN transactions or Liberty transactions. The transactions Charter entered into with Comcast were terminated in April 2015 and the CCOH Safari, LLC notes and CCO Safari, LLC Term G Loans were subsequently repaid in April 2015. The unaudited pro forma consolidated statements of operations are not adjusted to eliminate approximately $112 million and $75 million of interest expense associated with the escrowed debt for the six months ended June 30, 2015 and year ended December 31, 2014, respectively. The unaudited pro forma consolidated statements of operations are also not adjusted to eliminate approximately $16 million and $38 million of transaction costs incurred by Charter and $37 million and $195 million of transaction costs incurred by TWC directly related to the transactions with Comcast for the six months ended June 30, 2015 and year ended December 31, 2014, respectively.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2015

(IN MILLIONS)

	Charter Historical	TWC	TWC Pro Forma Adjustments		Charter Pro Forma	Bright House	Bright House Pro Forma Adjustments		Charter Pro Forma As Adjusted
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30	$480	$(480)	1a	$30	$561	$(561)	2a	$30
Accounts receivable, net	321	1,029	—		1,350	168	—		1,518
Prepaid expenses and other current assets	105	565	(10)	1a	660	165	(112)	2a	713

Total current assets	456	2,074	(490)		2,040	894	(673)		2,261

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net	8,244	16,604	4,151	1b	28,999	2,164	541	2b	31,704
Franchises	6,006	26,014	22,450	1b	54,470	802	3,908	2b	59,180
Customer relationships, net	978	291	17,547	1b	18,816	—	1,752	2b	20,568
Goodwill	1,168	3,138	22,654	1b	26,960	13	1,776	2b	28,749

Total investment in cable properties, net	16,396	46,047	66,802		129,245	2,979	7,977		140,201

OTHER NONCURRENT ASSETS	467	765	605	1c	1,837	456	(318)	2c	1,975

Total assets	$17,319	$48,886	$66,917		$133,122	$4,329	$6,986		$144,437

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,636	$3,835	$(28)	1d	$5,443	$421	$(19)	2d	$5,845
Current portion of long-term debt	—	320	(320)	1e	—	43	(43)	2d	—

Total current liabilities	1,636	4,155	(348)		5,443	464	(62)		5,845
LONG-TERM DEBT	13,896	22,732	25,520	1e	62,148	471	901	2e	63,520

DEFERRED INCOME TAXES	1,745	12,715	13,608	1f	28,068	—	—	2f	28,068

OTHER LONG-TERM LIABILITIES	73	772	(397)	1g	448	482	(482)	2g	448

SHAREHOLDERS’ EQUITY
Noncontrolling interest	—	4	(2)	1h	2	—	8,871	2h	8,873
Controlling interest	(31)	8,508	28,536	1i	37,013	2,912	(2,242)	2i	37,683

Total shareholders’ equity	(31)	8,512	28,534		37,015	2,912	6,629		46,556

Total liabilities and shareholders’ equity	$17,319	$48,886	$66,917		$133,122	$4,329	$6,986		$144,437

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2015

(IN MILLIONS)

	Charter Historical	TWC	TWC Pro Forma Adjustments		Charter Pro Forma	Bright House	Bright House Pro Forma Adjustments		Charter Pro Forma As Adjusted
REVENUES:
Video	$2,277	$4,983	$—		$7,260	$834	$—		$8,094
Internet	1,460	3,438	—		4,898	624	—		5,522
Voice	269	951	—		1,220	194	—		1,414
Commercial	547	1,584	—		2,131	226	—		2,357
Advertising sales	145	493	(12)	3a	626	85	—		711
Other	94	254	108	3a	456	4	(44)	4a	416

Total revenues	4,792	11,703	96		16,591	1,967	(44)		18,514

COSTS AND EXPENSES:
Operating costs and expenses (exclusive of items shown separately below)	3,182	7,677	136	3a	10,995	1,333	(140)	4a	12,188
Depreciation and amortization	1,042	1,805	1,510	3b	4,357	224	157	4b	4,738
Other operating (income) expenses, net	50	108	(69)	3c	89	(22)	(6)	4c	61

	4,274	9,590	1,577		15,441	1,535	11		16,987

Income from operations	518	2,113	(1,481)		1,150	432	(55)		1,527

OTHER INCOME (EXPENSES):
Interest expense, net	(518)	(698)	(432)	3d	(1,648)	(16)	(2)	4d	(1,666)
Loss on extinguishment of debt	(128)	—	—		(128)	—	—		(128)
Loss on derivatives instruments, net	(5)	—	—		(5)	—	—		(5)
Other income, net	—	137	—		137	1	—		138

	(651)	(561)	(432)		(1,644)	(15)	(2)		(1,661)

Income (loss) before taxes	(133)	1,552	(1,913)		(494)	417	(57)		(134)
Income tax benefit (expense)	(70)	(631)	894	3e	193	—	(119)	4e	74

Consolidated net income (loss)	(203)	921	(1,019)		(301)	417	(176)		(60)
Less: Noncontrolling interest expense	—	—	—		—	—	(54)	4f	(54)

Net income (loss) before non-recurring charges directly attributable to the Transactions	$(203)	$921	$(1,019)		$(301)	$417	$(230)		$(114)

LOSS PER COMMON SHARE, BASIC AND DILUTED	$(1.82)				$(1.13)				$(0.42)

Weighted average common shares outstanding, basic and diluted	111,719,914		153,628,367	3f	265,348,281		3,658,691	4g	269,006,972

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

(IN MILLIONS)

	Charter Historical	TWC	TWC Pro Forma Adjustments		Charter Pro Forma	Bright House	Bright House Pro Forma Adjustments		Charter Pro Forma As Adjusted
REVENUES:
Video	$4,443	$10,002	$—		$14,445	$1,545	$—		$15,990
Internet	2,576	6,428	—		9,004	1,164	—		10,168
Voice	575	1,932	—		2,507	392	—		2,899
Commercial	993	2,838	—		3,831	405	—		4,236
Advertising sales	341	1,127	(28)	3a	1,440	170	—		1,610
Other	180	485	201	3a	866	28	(88)	4a	806

Total revenues	9,108	22,812	173		32,093	3,704	(88)		35,709

COSTS AND EXPENSES:
Operating costs and expenses (exclusive of items shown separately below)	5,973	14,584	345	3a	20,902	2,503	(257)	4a	23,148
Depreciation and amortization	2,102	3,371	3,656	3b	9,129	416	385	4b	9,930
Other operating (income) expenses, net	62	225	(56)	3c	231	(5)	—		226

	8,137	18,180	3,945		30,262	2,914	128		33,304

Income from operations	971	4,632	(3,772)		1,831	790	(216)		2,405

OTHER INCOME (EXPENSES):
Interest expense, net	(911)	(1,419)	(862)	3d	(3,192)	(38)	3	4d	(3,227)
Loss on derivatives instruments, net	(7)	—	—		(7)	—	—		(7)
Other income, net	—	35	—		35	—	—		35

	(918)	(1,384)	(862)		(3,164)	(38)	3		(3,199)

Income (loss) before taxes	53	3,248	(4,634)		(1,333)	752	(213)		(794)
Income tax benefit (expense)	(236)	(1,217)	1,972	3e	519	—	(188)	4e	331

Consolidated net income (loss)	(183)	2,031	(2,662)		(814)	752	(401)		(463)
Less: Noncontrolling interest expense	—	—	—		—	—	(55)	4f	(55)

Net income (loss) before non-recurring charges directly attributable to the Transactions	$(183)	$2,031	$(2,662)		$(814)	$752	$(456)		$(518)

LOSS PER COMMON SHARE, BASIC AND DILUTED	$(1.70)				$(3.10)				$(1.95)

Weighted average common shares outstanding, basic and diluted	108,374,160		153,948,890	3f	262,323,050		3,658,691	4g	265,981,741

Notes to Unaudited Pro Forma Financial Statements

Note 1. TWC Transactions Pro Forma Balance Sheet Adjustments

The unaudited pro forma consolidated balance sheet has been adjusted to reflect the estimated fair values of the identifiable assets acquired and liabilities assumed in the TWC transactions. The preliminary purchase price is estimated to be approximately $57.5 billion for purposes of the unaudited pro forma financial statements. The fair value of the equity portion of the TWC transactions consideration for accounting purposes will be based on the fair value of Charter Class A common stock at the date of closing and will be different from the assumed value presented in the unaudited pro forma financial statements. The table below presents the preliminary purchase price for pro forma purposes based on the July 31, 2015 outstanding shares of TWC common stock and equity awards and July 31, 2015 Charter Class A common stock closing price. For purposes of these notes, Liberty means Liberty Broadband and Liberty Interactive.

Preliminary Purchase Price (in millions, except per share data)

Outstanding shares of TWC common stock (excluding Liberty) as of July 31, 2015	275.3
Share exchange ratio	0.5409

Equivalent shares of Charter Class A common stock to be issued (excluding Liberty)	148.9
Charter Class A common stock closing price per share as of July 31, 2015	$185.86

Estimated fair value of Charter Class A common stock to be issued (excluding Liberty)	$27,674

Outstanding shares of TWC common stock held by Liberty as of July 31, 2015	7.7
Share exchange ratio	1.1060

Equivalent shares of Charter Class A common stock to be issued to Liberty	8.5
Charter Class A common stock closing price per share as of July 31, 2015	$185.86

Estimated fair value of Charter Class A common stock to be issued to Liberty	$1,588

Total estimated fair value of Charter Class A common stock to be issued	$29,262

Outstanding shares of TWC common stock (excluding Liberty) as of July 31, 2015	275.3
$100 cash portion per share	$100.00

Cash paid to TWC stockholders (excluding Liberty)	$27,528

Pre-combination vesting period fair value of New Charter replacement equity awards issued to TWC employees in exchange for TWC equity awards	$636
Cash paid for TWC non-employee equity awards	$86

Total preliminary purchase price	$57,512

The table below presents a preliminary allocation of purchase price to the assets acquired and liabilities assumed as if the TWC transactions had closed on June 30, 2015.

Preliminary Allocation of Purchase Price (in millions)

Current assets	$2,064
Property, plant and equipment, net	20,755
Franchises	48,464
Customer relationships, net	17,838
Goodwill	25,792
Other noncurrent assets	1,107
Current liabilities	(3,807)
Long-term debt assumed	(24,540)
Deferred income taxes	(29,784)
Other long-term liabilities	(375)
Noncontrolling interest	(2)

$57,512

The preliminary estimates are based upon currently available information and prior valuation history. As such, additional assets and liabilities may be identified and reflected in the final purchase price allocation.

Upon completion of the fair value assessment following the closing of the TWC transactions, Charter anticipates the finalized fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill. If upon completion of the valuations, the fair values are 10% greater or less than the amounts included in the preliminary purchase price allocation above, such a change would not likely have a material impact on the financial position or results of operations of New Charter.

The following summarizes the pro forma balance sheet adjustments relating to the TWC transactions.

(a)	Adjustment of $480 million to cash and cash equivalents represents the use of TWC’s cash and cash equivalents to reduce the amount of debt issued to fund the TWC transactions. No fair value adjustments are reflected in accounts receivable, net as they are estimated to be at fair value. Adjustment of $10 million to prepaid expenses and other current assets represents eliminating the current portion of TWC deferred financing fees as a result of adjusting TWC’s long-term debt to fair value.

(b)	For purposes of the preliminary purchase price allocation, Charter assumed a 25% increase to the net book value of TWC’s property, plant and equipment. This assumption is based on increases to net book values reflected in valuations previously performed on Charter assets and taking into consideration the recent capital expenditure history of TWC relative to Charter and the status of its all-digital rollout among other factors. The fair values of TWC’s franchises and customer relationships were based on previous valuations of Charter assets performed for general business purposes that were allocated to the TWC cable systems by applying a relative percentage of purchase price allocated to the intangible assets. The valuations previously performed on Charter assets represent valuations performed in 2013 for general business purposes and for a significant business combination. Pro forma valuation metrics derived from previous valuations of Charter assets were used as a basis for determining fair value of TWC assets as such metrics take into consideration market participant assumptions and Charter management’s historical valuation methods. Goodwill represents the residual of the purchase price over the fair values of the identified assets acquired and liabilities assumed.

(c)	Other noncurrent assets reflect the following adjustments (in millions).

Adjust TWC’s equity investments to estimated fair value	$431
Deferred financing fees associated with newly issued debt	263
Elimination of TWC deferred financing fees relating to assumed TWC debt	(87)
Elimination of Charter’s cost investment in a TWC subsidiary	(2)

$605

The estimated fair value of TWC’s equity investments was based on applying implied multiples to estimated cash flows. The implied multiples were estimated based on precedent transactions and comparable companies. Acquisition accounting rules require that the increase in the carrying value of the TWC equity investments be allocated to the underlying net assets of the investees. This allocation has not yet been performed, and for pro forma purposes, is allocated to non-amortizing goodwill of the investees and thus no pro forma adjustment related to these investments is reflected in the unaudited pro forma consolidated statements of operations.

(d)	Adjustment of $28 million to accounts payable and accrued liabilities represents the elimination of current deferred revenue as it is assumed to have no fair value as there are no associated payment obligations or substantive performance obligations.

(e)	The TWC long-term debt assumed was adjusted to fair value using quoted market values as of July 31, 2015. This adjustment resulted in an increase in long-term debt of $1.5 billion. The fair value adjustment to long-term debt is a result of quoted market values of TWC’s debt being higher than the face amount of the related debt. The quoted market value of a debt instrument is higher than the face amount of the debt when the market interest rates are lower than the stated interest rate of the debt. In acquisition accounting, this results in an increase in debt and a reduction in interest expense to reflect the lower market interest rate.

The pro forma adjustment to reclassify $320 million of TWC’s current portion of long-term debt to long-term debt is a result of conforming to Charter’s balance sheet classification. When Charter has availability to repay debt maturing in the next twelve months with its existing revolving credit facility, which is anticipated to be the case following the TWC transactions, those current maturities are classified as long-term debt.

Long-term debt was also adjusted to reflect new debt raised to fund the TWC transactions.

The following table presents pro forma cash sources and uses as a result of the TWC transactions.

Pro Forma Cash Sources and Uses (in millions)

Sources:
Proceeds from issuance of long-term debt	$23,712
Proceeds from issuance of Charter Class A common stock to Liberty	4,300
TWC cash and cash equivalents assumed	480

$28,492

Uses:
Cash portion of purchase price	$27,614
Advisor fees and other expenses directly related to the TWC transactions	615
Deferred financing fees	263

$28,492

(f)	Pro forma adjustments to deferred tax liabilities reflect the following (in millions):

Deferred tax liabilities from TWC acquisition accounting adjustments	$17,069
Reduction in valuation allowance on Charter’s preexisting deferred tax assets	(3,200)
Other deferred taxes recorded directly to equity	(261)

$13,608

The TWC transactions are assumed to be a non-taxable business combination for pro forma purposes. A pro forma adjustment was recorded for the deferred tax impact of acquisition accounting adjustments primarily related to property, plant and equipment, franchises, customer relationships and assumed TWC long-term debt. The incremental deferred tax liabilities of $17.1 billion were calculated based on the tax effect of an approximate $43.8 billion step-up in book basis of net assets of TWC excluding the amount attributable to goodwill. This deferred tax pro forma adjustment was determined by applying an estimated tax rate of 39%.

In contemplation of the TWC transactions, Charter has performed a preliminary analysis of the valuation allowance recorded on Charter’s preexisting deferred tax assets. Based on this analysis, certain of the deferred tax liabilities recognized in connection with the TWC transactions are expected to reverse and provide a source of future taxable income, resulting in a $3.2 billion reduction of substantially all of Charter’s preexisting valuation allowance associated with its deferred tax assets. Such reduction in Charter’s valuation allowance is reflected as a reduction to deferred tax liabilities in the pro forma balance sheet as a result of the TWC transactions and was determined by applying an estimated tax rate of 39%. The impact of the reduction in the valuation allowance is not reflected in the unaudited pro forma consolidated statements of operations as it is non-recurring.

Other deferred taxes recorded directly to equity include $193 million of estimated tax benefit on advisor fees and other transaction expenses, $34 million of excess tax benefit relating to cash paid for TWC non-employee equity awards and $34 million of tax benefit upon remeasuring Charter’s legacy deferred taxes at a 39.0% New Charter estimated tax rate compared to a 39.5% legacy Charter tax rate due to estimated changes in apportionment factors related to state income taxes. The adjustment to legacy Charter’s deferred taxes as a result of the tax rate remeasurement is not reflected in the unaudited pro forma consolidated statements of operations as it is non-recurring.

Deferred taxes recognized in connection with the TWC transactions reflect currently available information as well as estimates and assumptions made in accordance with the basis of presentation of the unaudited pro forma financial statements. The final deferred tax liability recognized in connection with the TWC transactions could be significantly different.

(g)	Adjustment of $397 million to other long-term liabilities represents the elimination of deferred liabilities assumed to have no fair value as there are no associated payment obligations or substantive performance obligations.

(h)	Represents the elimination of Charter’s noncontrolling interest in a TWC subsidiary.

(i)	Pro forma adjustments to controlling interest of shareholders’ equity reflects the following (in millions).

Elimination of TWC’s historical shareholders’ equity and accumulated other comprehensive loss	$(8,508)
Exchange of New Charter Class A common stock to TWC stockholders (including Liberty)	29,262
Issuance of New Charter Class A common stock to Liberty	4,300
Reduction in valuation allowance on Charter’s existing deferred tax assets (see Note 1(f))	3,200
Advisor fees and other expenses directly related to the TWC transactions	(615)
Pre-combination vesting period fair value of New Charter replacement equity awards issued to TWC employees in exchange for TWC equity awards	636
Other deferred taxes recorded directly to equity (see Note 1(f))	261

$28,536

Advisor fees and other expenses directly related to the TWC transactions of $615 million are not reflected in the unaudited pro forma statements of operations and consist primarily of escrow interest, investment banking fees and legal fees.

At closing, TWC employee equity awards will be converted into replacement equity awards with respect to New Charter Class A common stock with an estimated pre-combination vesting period fair value of $636 million. The estimated fair value of the post-combination portion of the awards totaling $729 million will be amortized to stock compensation expense over the remaining vesting period of the awards.

Note 2. BHN Transactions Pro Forma Balance Sheet Adjustments

The unaudited pro forma consolidated balance sheet has been adjusted to reflect the estimated fair values of the identifiable assets acquired and liabilities assumed in the BHN transactions. The preliminary purchase price of Bright House is assumed to be approximately $10.9 billion for purposes of the unaudited pro forma financial statements. The BHN transactions exclude certain assets and liabilities such as cash, marketable securities, pension-related assets and liabilities, and debt, among others. The fair value of the BHN transactions for accounting purposes will be based on the fair value of the Charter Holdings common units and the Charter Holdings convertible preferred units at the date of close and will be different from the assumed value presented in these unaudited pro forma financial statements. The table below presents the preliminary purchase price for pro forma purposes based on the July 31, 2015 Charter Class A common stock closing share price.

Preliminary Purchase Price (in millions, except per share data)

Charter Holdings common units issued to A/N (before the Parent Merger Exchange Ratio)	34.3
Charter Class A common stock closing price per share as of July 31, 2015	$185.86

Estimated fair value of Charter Holdings common units issued to A/N based on Charter share price	$6,371

Estimated fair value of convertible preferred units based on $2.5 billion aggregate liquidation preference	$2,500
Cash paid to A/N	$2,014

Total preliminary purchase price	$10,885

The table below presents the preliminary allocation of purchase price to the assets acquired and liabilities assumed for the Bright House cable systems as if the BHN transactions had closed on June 30, 2015.

Preliminary Allocation of Purchase Price (in millions)

Current assets	$221
Property, plant and equipment, net	2,705
Franchises	4,710
Customer relationships, net	1,752
Goodwill	1,789
Other noncurrent assets	110
Current liabilities	(402)

$10,885

The preliminary estimates are based upon currently available information and prior valuation history. As such, additional assets and liabilities may be identified and reflected in the final purchase price allocation.

Upon completion of the fair value assessment following the closing of the BHN transactions, Charter anticipates the finalized fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill. If upon completion of the valuations, the fair values are 10% greater or less than the amounts included in the preliminary purchase price allocation above, such a change would not likely have a material impact on the financial position or results of operations of New Charter.

The following summarizes the pro forma balance sheet adjustments relating to the BHN transactions.

(a)	Adjustment to current assets represents the elimination of assets not assumed in the BHN transactions, consisting primarily of $561 million of cash and cash equivalents, $112 million of short-term marketable securities and related interest receivable. No fair value adjustments are reflected in accounts receivable, net, as carrying value is estimated to approximate fair value.

(b)	For purposes of the preliminary purchase price allocation, Charter assumed a 25% increase to the net book value of Bright House’s property, plant and equipment. This assumption is based on increases to net book values reflected in valuations previously performed on Charter assets and taking into consideration differences in capitalization policies, recent capital expenditure history of Bright House relative to Charter and the status of its all-digital rollout, among other factors. The fair values of Bright House’s franchises and customer relationships were based on previous valuations of Charter assets that were allocated to the Bright House cable systems by applying a relative percentage of the purchase price allocated to the intangible assets. The valuations previously performed on Charter assets represent valuations performed in 2013 for general business purposes and for a significant business combination. Pro forma valuation metrics derived from previous valuations of Charter assets were used as a basis for determining the fair value of Bright House assets as such metrics take into consideration market participant assumptions and Charter management’s historical valuation methods. Goodwill represents the residual of the purchase price over the fair values of the identified assets acquired and liabilities assumed.

(c)	Adjustment to other noncurrent assets represents the elimination of $376 million of long-term marketable securities not assumed in the BHN transactions and elimination of BHN deferred financing fees of $2 million, partially offset by an increase of $32 million to adjust Bright House’s equity investments to fair value and $28 million of deferred financing fees associated with the issuance of new debt as noted below.

(d)	Adjustment to total current liabilities represents the elimination of liabilities not assumed in the BHN transactions consisting of $3 million of current pension obligation, $16 million of accrued interest and $43 million of current portion of long-term debt.

(e)	Adjustment to long-term debt represents the elimination of Bright House’s long-term debt not assumed in the BHN transactions and the issuance of new debt to partially fund the BHN transactions. The table below represents the following pro forma cash sources and uses as a result of the BHN transactions.

Pro Forma Cash Sources and Uses (in millions)

Sources:
Proceeds from the issuance of long-term debt	$2,000
Issuance of New Charter Class A common stock to Liberty	700

$2,700

Uses:
Cash portion of purchase price paid to A/N	$2,014
Repayment of Charter Operating revolving credit facility	628
Advisor fees and other expenses directly related to the BHN transactions	30
Deferred financing fees	28

$2,700

(f)	The BHN transaction is assumed to be a non-taxable business combination for pro forma purposes. No pro forma adjustment was recorded to net deferred tax liabilities directly attributable to the BHN transactions in the unaudited pro forma consolidated balance sheet. New Charter’s difference between book and tax basis in its investment in the Charter Holdings partnership, and underlying net assets, is not anticipated to change following A/N’s contribution of the Bright House assets and liabilities. New Charter will record net deferred tax liabilities related to its investment, and its underlying net assets, in Charter Holdings following the BHN transactions based on future differences that arise between book and tax.

(g)	Represents the elimination of $452 million of pension and other benefits related to long-term liabilities not assumed and the elimination of $30 million of other long-term deferred liabilities assumed to have no fair value as there are no associated payment obligations or substantive performance obligations.

(h)	Adjustment to noncontrolling interest reflects the following adjustments (in millions).

Issuance of Charter Holdings common units to A/N	$6,371
Issuance of Charter Holdings convertible preferred units to A/N	2,500

$8,871

Charter Holdings will issue approximately 34.3 million common units, subject to application of the Parent Merger Exchange Ratio, that are exchangeable into New Charter Class A common stock on a one-for-one basis, which are valued at approximately $6.4 billion for pro forma purposes, based on Charter Class A common stock closing stock price on July 31, 2015 of $185.86. These units are recorded in noncontrolling interest as permanent equity on the unaudited pro forma consolidated balance sheet. The actual value of the Charter Holdings common units for accounting purposes will be based on the closing price of Charter Class A common stock on the date of closing of the BHN transactions and will be different from the assumed value presented in the unaudited pro forma financial statements.

Charter Holdings will issue approximately 10.3 million convertible preferred units, subject to application of the Parent Merger Exchange Ratio, that are valued for pro forma purposes based on their $2.5 billion aggregate liquidation preference. These units are recorded in noncontrolling interest as permanent equity on the unaudited pro forma consolidated balance sheet. The preferred units are convertible into Charter Holdings common units based on a conversion feature as defined in the BHN contribution agreement and further exchangeable into New Charter Class A common stock on a one-for-one basis. The actual value of the Charter Holdings preferred units for accounting purposes will be recorded at fair value at the date of closing and will be different from the assumed value presented in the unaudited pro forma financial statements.

(i)	Pro forma adjustment to controlling interest of shareholders’ equity reflects the following (in millions).

Elimination of Bright House’s historical shareholders’ equity and accumulated other comprehensive loss	$(2,912)
Issuance of New Charter Class A common stock to Liberty	700
Advisor fees and other expenses directly related to the BHN transactions	(30)

$(2,242)

Advisor fees and other expenses directly related to the BHN transactions of $30 million are not reflected in the unaudited pro forma statements of operations and consist primarily of investment banking fees and legal fees.

Note 3. TWC Transactions Pro Forma Statement of Operations Adjustments

(a)	Adjustment to revenues and operating costs and expenses reflect the following adjustments for the six months ended June 30, 2015 and year ended December 31, 2014 (in millions).

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Reclassification to conform to Charter’s financial statement classification for processing fees revenue	$108	$201
Elimination of advertising revenue/expense between Charter and TWC	(12)	(28)

Adjustment to both revenues and operating costs and expenses	96	173

Incremental replacement stock award compensation expense	61	169
Elimination of amortization of actuarial gains (losses) and prior service credits for TWC’s pension plans	(21)	3

Total adjustment to operating costs and expenses	$136	$345

TWC presents processing fees as a reduction to bad debt expense within operating costs and expenses in the statement of operations. Charter reports such fees as other revenue. As such, a pro forma reclassification was made to conform to Charter’s financial statement classification for processing fee revenues.

Incremental replacement stock award compensation expense represents additional expense related to converted TWC equity awards associated with the post-combination vesting period. Compensation expense, following the closing of the TWC transactions, will reflect the $729 million fair value of the awards as of the closing date and will be recognized over the remaining vesting period. At closing, TWC employee equity awards will be converted into equity awards with respect to New Charter Class A common stock, after giving effect to the Stock Award Exchange Ratio (as defined under “The Merger Agreement—Treatment of TWC Equity Awards”).

Net actuarial gains (losses) and prior service credits are included in TWC’s accumulated other comprehensive loss component of equity and reclassified into the results of operations based on service period assumptions. Because TWC’s equity, including accumulated other comprehensive loss, is eliminated in the opening balance sheet pursuant to acquisition accounting, the results for the periods following the TWC transactions will not include any impact from the amortization of these deferred net actuarial gains (losses) and prior service credits.

(b)	Charter increased depreciation and amortization by $1.5 billion and $3.7 billion for the six months ended June 30, 2015 and year ended December 31, 2014, respectively, as follows (in millions).

	Six Months Ended June 30, 2015			Year Ended December 31, 2014
	Depreciation	Amortization	Total	Depreciation	Amortization	Total
TWC pro forma expense based on fair value	$1,729	$1,586	$3,315	$3,459	$3,568	$7,027
TWC historical expense			(1,805)			(3,371)

Total pro forma depreciation and amortization adjustment			$1,510			$3,656

The increase was estimated using a preliminary average useful life of 6 years for property, plant and equipment and 9 years for customer relationships. Customer relationships are amortized using an accelerated method (sum of the years’ digits) to reflect the period over which the relationships are expected to generate cash flows. Following the acquisition, TWC’s pro forma customer relationships of $17.8 billion would result in amortization expense under the accelerated method of $3.6 billion for year 1, $3.2 billion for year 2, $2.8 billion for year 3, $2.4 billion for year 4, $2.0 billion for year 5 and $3.8 billion thereafter. The effect of a one-year decrease in the weighted average useful lives of property, plant and equipment and customer relationships would be an increase to depreciation and amortization expense of approximately $495 million and $1.1 billion for the six months ended June 30, 2015 and year ended December 31, 2014, respectively, while the effect of a one-year increase would result in a decrease of approximately $373 million and $818 million for the six months ended June 30, 2015 and year ended December 31, 2014, respectively. The pro forma adjustments are based on current estimates and may not reflect actual depreciation and amortization once the purchase price allocation is finalized and final determination of useful lives are made.

(c)	For the six months ended June 30, 2015 and year ended December 31, 2014, other operating (income) expenses, net decreased by $69 million and $56 million, respectively, as follows (in millions).

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Elimination of TWC stock compensation expense classified by TWC as merger-related in other operating expense (see Note 3(a))	$(19)	$(56)
Elimination of Charter transaction costs directly related to the TWC transactions	(8)	—
Elimination of TWC transaction costs directly related to the TWC transactions	(42)	—

	$(69)	$(56)

(d)	For the six months ended June 30, 2015 and year ended December 31, 2014, interest expense, net increased by $432 million and $862 million, respectively, as follows (in millions).

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Additional interest expense on new debt issued	$(567)	$(1,134)
Amortization of deferred financing fees and original issue discount	(12)	(24)
Amortization of net premium as a result of adjusting assumed TWC long-term debt to fair value	138	276
Elimination of amortization related to TWC’s previously deferred financing fees and debt discounts	9	20

	$(432)	$(862)

In July 2015, Charter issued $15.5 billion CCO Safari II, LLC senior secured notes and CCO Safari III, LLC entered into $3.8 billion of senior secured bank loans. Although the nature of the remaining debt financing may be secured through various combinations of bank debt, unsecured notes and secured notes, for pro forma purposes, Charter has assumed issuing unsecured notes at current market rates and borrowings under the Charter Operating revolving credit facility to fund the remaining $4.4 billion cash portion of the TWC transactions. A 0.125% change in interest rates would increase (decrease) interest expense by $2 million and $3 million for the six months ended June 30, 2015 and year ended December 31, 2014, respectively.

As noted in Note 1(e) above, TWC long-term debt was adjusted to fair value. The difference between the fair value and the face amount of each borrowing is amortized as an offset to interest expense over the remaining term of each borrowing based on its maturity date. This adjustment results in interest expense that effectively reflects current market interest rates rather than the stated interest rates.

(e)	As discussed in Note 1(f) above, Charter determined that TWC’s reversing deferred tax liabilities provide a source of future taxable income in the combined entity, resulting in a reduction of substantially all of Charter’s preexisting valuation allowance. The pro forma adjustment to income taxes includes the incremental pro forma tax benefit relating to the legacy Charter operations under the assumption the Charter tax calculation no longer reflects the effects of the preexisting valuation allowance. Thus, the income tax benefit impact of the pro forma adjustments was determined by applying an estimated New Charter tax rate of 39% to the pro forma loss before taxes of New Charter following the TWC transactions, resulting in a $193 million and $519 million income tax benefit in the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2015 and year ended December 31, 2014, respectively. The pro forma income tax benefit does not reflect the effects of any special partnership tax allocations as these effects are currently not estimable.

(f)	Completion of the TWC transactions includes a conversion of all of Charter’s existing Class A common stock into 0.9042 shares of New Charter Class A common stock. This Parent Merger Exchange Ratio is applied to all legacy Charter Class A common stock and to shares issued to TWC stockholders and Liberty. This will result in the following adjustment to weighted average common shares outstanding.

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Equivalent Charter shares issued to TWC stockholders	157,441,371	157,441,371
Equivalent Charter shares purchased by Liberty	24,300,650	24,300,650

	181,742,021	181,742,021
Parent Merger Exchange Ratio	0.9042	0.9042

New Charter shares issued in TWC transactions	164,331,135	164,331,135
Reduction of legacy Charter shares outstanding upon conversion from Charter Class A common stock to New Charter Class A common stock	10,702,768	10,382,245

	153,628,367	153,948,890

The amount of shares issued will vary based on the number of TWC stockholders that elect the Option B Election and therefore have the right to receive $115.00 in cash and shares of New Charter Class A common stock equivalent to 0.4562 shares of Charter Class A common stock. A 5% decrease in the number of shares held by TWC stockholders electing the Option A Election, who instead elect the Option B Election, will result in a decrease in the number of shares issued of approximately 1.2 million shares.

The replacement stock awards, including restricted stock units and stock options, in New Charter were not included for purposes of the computation of pro forma diluted earnings per share because the effect would have been anti-dilutive given the pro forma net loss resulting from the TWC transactions.

Note 4. BHN Transactions Pro Forma Statement of Operations Adjustments

(a)	Adjustment to revenues and operating costs and expenses reflect the following adjustments for the six months ended June 30, 2015 and year ended December 31, 2014 (in millions).

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Reclassification to conform to Charter’s financial statement classification for processing fees revenue	$29	$55
Elimination of TWC management fee incurred by Bright House	(73)	(143)

Adjustment to both revenues and operating costs and expenses	(44)	(88)

Adjustment to capitalize residential installation labor and other labor costs to conform to Charter’s capitalization accounting policy	(49)	(112)
Elimination of pension plans and costs related to parent company obligations not assumed by Charter in the BHN transactions	(46)	(54)
Reclassification to conform to Charter’s financial statement classification for other operating expense	(1)	(3)

Total adjustment to operating costs and expenses	$(140)	$(257)

Bright House presents processing fees as a reduction to bad debt expense within operating costs and expenses in the statement of operations. Charter reports such fees as other revenue. As such, a pro forma reclassification was made to conform to Charter’s financial statement classification for processing fee revenues.

(b)	Charter increased depreciation and amortization by $157 million and $385 million for the six months ended June 30, 2015 and year ended December 31, 2014, respectively, as follows (in millions).

	Six Months Ended June 30, 2015			Year Ended December 31, 2014
	Depreciation	Amortization	Total	Depreciation	Amortization	Total
Bright House pro forma expense based on fair value	$225	$156	$381	$451	$350	$801
Bright House historical expense			(224)			(416)

Total pro forma depreciation and amortization adjustment			$157			$385

The increase was estimated using a preliminary average useful life of 6 years for property, plant and equipment and 9 years for customer relationships. Customer relationships are amortized using an accelerated method (sum of the years’ digits) to reflect the period over which the relationships are expected to generate cash flows. Following the acquisition, Bright House’s pro forma customer relationships of $1.8 billion would result in amortization expense under the accelerated method of $350 million for year 1, $311 million for year 2, $273 million for year 3, $234 million for year 4, $195 million for year 5 and $389 million thereafter. The effect of a one-year decrease in the weighted average useful lives of property, plant and equipment and customer relationships would be an increase to depreciation and amortization expense of approximately $60 million and $129 million for the six months ended June 30, 2015 and year ended December 31, 2014, respectively, while the effect of a one-year increase would result in a decrease of approximately $45 million and $96 million for the six months ended June 30, 2015 and year ended December 31, 2014, respectively. The pro forma adjustments are based on current estimates and may not reflect actual depreciation and amortization once the purchase price allocation is finalized and final determination of useful lives are made.

(c)	For the six months ended June 30, 2015 and year ended December 31, 2014, other operating (income) expenses, net decreased by $6 million and $0, respectively, as follows (in millions).

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Elimination of Charter transaction costs directly related to the BHN transactions	$(7)	$(3)
Reclassification to conform to Charter’s financial statement classification for other operating expense	1	3

	$(6)	$—

(d)	For the six months ended June 30, 2015 and year ended December 31, 2014, interest expense, net, increased by $2 million and decreased by $3 million, respectively, representing expected change in interest expense on new debt to be incurred to fund the BHN transactions and related amortization of deferred financing fees offset by the elimination of historical interest expense incurred by Bright House as debt is not assumed in the BHN transactions and repayment of Charter Operating’s revolving credit facility. For pro forma purposes the $2.0 billion of debt issued for the BHN transactions was assumed to be based on current market interest rates on bank debt. A 0.125% change in interest rates would increase (decrease) interest expense by $1 million and $3 million for the six months ended June 30, 2015 and year ended December 31, 2014, respectively.

(e)	The income tax benefit was determined by applying an estimated New Charter tax rate of 39% to pro forma loss before income taxes of New Charter following the TWC transactions and BHN transactions, less the impact on the tax rate as a result of the non-controlling interest allocation of the Charter Holdings partnership which is treated as a permanent item for tax purposes in the combined entities’ pro forma tax benefit calculation. The resulting income tax benefit of $74 million and $331 million is reflected in the unaudited consolidated statements of operations for the six months ended June 30, 2015 and year ended December 31, 2014, respectively. The resulting effective tax rate of 55% and 42% for the respective periods is a result of the permanent treatment of the noncontrolling interest expense. The pro forma income tax benefit does not reflect the effects of any special partnership tax allocations as these effects are currently not estimable.

(f)	Reflects the following noncontrolling interest adjustment for the six months ended June 30, 2015 and year ended December 31, 2014 as follows (in millions).

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Charter Holdings pro forma net loss for the TWC transactions and BHN transactions	$(134)	$(795)
Charter Holdings 6% cash dividend to preferred unit holders	(75)	(150)

Charter Holdings pro forma net loss available for allocation to common unit holders	(209)	(945)
A/N pro forma noncontrolling interest in Charter Holdings excluding preferred units	10%	10%

Noncontrolling interest expense—Charter Holdings common units	(21)	$(95)
Noncontrolling interest expense—Charter Holdings convertible preferred units	75	150

	$54	$55

The allocation of Charter Holdings’ net income to noncontrolling interest for financial reporting purposes is first allocated to the convertible preferred units for their stated dividend following their aggregate liquidation preference. The residual Charter Holdings net income (loss) is allocated to the common unit holders in Charter Holdings based on the relative economic common ownership interests in Charter Holdings. A/N’s relative economic common ownership interest in Charter Holdings used for pro forma purposes is 10%.

(g)	Completion of the TWC transactions includes a conversion of all of Charter’s existing Class A common stock into 0.9042 shares of New Charter Class A common stock. This Parent Merger Exchange Ratio is applied to all legacy Charter Class A common stock and to stock issued to Liberty and A/N. This will result in the following adjustment to weighted average common shares outstanding for both the six months ended June 30, 2015 and year ended December 31, 2014.

Equivalent Charter shares purchased by Liberty	4,046,329
Parent Merger Exchange Ratio	0.9042

New Charter shares issued to Liberty	3,658,691

The Charter Holdings common units of 34.3 million (31.0 million units applying the Parent Merger Exchange Ratio of 0.9042) and Charter Holdings convertible preferred units of 10.3 million (9.3 million units applying the Parent Merger Exchange Ratio of 0.9042) to be issued to A/N were not included on an if-converted, if-exchanged basis for purposes of the computation of pro forma diluted earnings per share because the effect would have been anti-dilutive given the pro forma net loss resulting from the TWC transactions and BHN transactions.

Note 5. Supplemental Unaudited Pro Forma Consolidated Financial Statements - BHN Transactions Only

Generally, the consummation of the BHN transactions is conditioned on the completion of the TWC transactions. However, Charter and Bright House may still be obligated to complete the BHN transactions, in certain circumstances if the TWC transactions do not occur. The accompanying supplemental unaudited pro forma financial information as of June 30, 2015 and for the six months ended June 30, 2015 and for the year ended December 31, 2014 is intended to reflect the impacts of the BHN transactions on Charter’s consolidated financial statements as if only the BHN transactions had occurred as of June 30, 2015 for the unaudited pro forma consolidated balance sheet and as of January 1, 2014 for the unaudited pro forma consolidated statements of operations. The accompanying supplemental unaudited pro forma financial information presents the pro forma consolidated financial position and results of operations of Charter based on the historical financial statements and accounting records of Charter and Bright House and the related pro forma adjustments upon closing the BHN transactions. The pro forma adjustments are included only to the extent they are (i) directly attributable to the BHN transactions, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

SUPPLEMENTAL UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2015

(IN MILLIONS)

	Charter Historical	Bright House	Bright House Pro Forma Adjustments		Charter Pro Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30	$561	$(13)	5a	$578
Accounts receivable, net	321	168	—		489
Prepaid expenses and other current assets	105	165	(112)	5a	158

Total current assets	456	894	(125)		1,225

INVESTMENT IN CABLE PROPERTIES:
Property, plant and equipment, net	8,244	2,164	541	2b	10,949
Franchises	6,006	802	3,908	2b	10,716
Customer relationships, net	978	—	1,752	2b	2,730
Goodwill	1,168	13	1,776	2b	2,957

Total investment in cable properties, net	16,396	2,979	7,977		27,352

OTHER NONCURRENT ASSETS	467	456	(318)	2c	605

Total assets	$17,319	$4,329	$7,534		$29,182

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,636	$421	$(19)	2d	$2,038
Current portion of long-term debt	—	43	(43)	2d	—

Total current liabilities	1,636	464	(62)		2,038
LONG-TERM DEBT	13,896	471	1,449	5b	15,816

DEFERRED INCOME TAXES	1,745	—	—	2f	1,745

OTHER LONG-TERM LIABILITIES	73	482	(482)	2g	73

SHAREHOLDERS’ EQUITY
Noncontrolling interest	—	—	8,871	2h	8,871
Controlling interest	(31)	2,912	(2,242)	2i	639

Total shareholders’ equity	(31)	2,912	6,629		9,510

Total liabilities and shareholders’ equity	$17,319	$4,329	$7,534		$29,182

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

SUPPLEMENTAL UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2015

(IN MILLIONS)

	Charter Historical	Bright House	Bright House Pro Forma Adjustments		Charter Pro Forma As Adjusted
REVENUES:
Video	$2,277	$834	$—		$3,111
Internet	1,460	624	—		2,084
Voice	269	194	—		463
Commercial	547	226	—		773
Advertising sales	145	85	—		230
Other	94	4	29	5c	127

Total revenues	4,792	1,967	29		6,788

COSTS AND EXPENSES:
Operating costs and expenses (exclusive of items shown separately below)	3,182	1,333	(67)	5c	4,448
Depreciation and amortization	1,042	224	157	4b	1,423
Other operating expenses, net	50	(22)	(6)	4c	22

	4,274	1,535	84		5,893

Income from operations	518	432	(55)		895

OTHER INCOME (EXPENSES):
Interest expense, net	(518)	(16)	(8)	5d	(542)
Loss on extinguishment of debt	(128)	—	—		(128)
Loss on derivatives instruments, net	(5)	—	—		(5)
Other income, net	—	1	—		1

	(651)	(15)	(8)		(674)

Income (loss) before taxes	(133)	417	(63)		221
Income tax expense	(70)	—	(97)	5e	(167)

Consolidated net income (loss)	(203)	417	(160)		54
Less: Noncontrolling interest expense	—	—	(106)	5f	(106)

Net income (loss) before non-recurring charges directly attributable to the Transactions	$(203)	$417	$(266)		$(52)

LOSS PER COMMON SHARE, BASIC AND DILUTED	$(1.82)				$(0.45)

Weighted average common shares outstanding, basic and diluted	111,719,914		4,046,329	5g	115,766,243

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES

SUPPLEMENTAL UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

(IN MILLIONS)

	Charter Historical	Bright House	Bright House Pro Forma Adjustments		Charter Pro Forma As Adjusted
REVENUES:
Video	$4,443	$1,545	$—		$5,988
Internet	2,576	1,164	—		3,740
Voice	575	392	—		967
Commercial	993	405	—		1,398
Advertising sales	341	170	—		511
Other	180	28	55	5c	263

Total revenues	9,108	3,704	55		12,867

COSTS AND EXPENSES:
Operating costs and expenses (exclusive of items shown separately below)	5,973	2,503	(114)	5c	8,362
Depreciation and amortization	2,102	416	385	4b	2,903
Other operating (income) expenses, net	62	(5)	—		57

	8,137	2,914	271		11,322

Income from operations	971	790	(216)		1,545

OTHER INCOME (EXPENSES):
Interest expense, net	(911)	(38)	(9)	5d	(958)
Loss on derivatives instruments, net	(7)	—	—		(7)
Other income, net	—	—	—		—

	(918)	(38)	(9)		(965)

Income before taxes	53	752	(225)		580
Income tax expense	(236)	—	(111)	5e	(347)

Consolidated net income (loss)	(183)	752	(336)		233
Less: Noncontrolling interest expense	—	—	(242)	5f	(242)

Net income (loss) before non-recurring charges directly attributable to the Transactions	$(183)	$752	$(578)		$(9)

LOSS PER COMMON SHARE, BASIC AND DILUTED	$(1.70)				$(0.08)

Weighted average common shares outstanding, basic and diluted	108,374,160		4,046,329	5g	112,420,489

Supplemental BHN Transactions Pro Forma Balance Sheet and Statement of Operations Adjustments

(a)	Adjustment to current assets represents the elimination of assets not assumed in the BHN transactions, consisting primarily of $561 million of cash and cash equivalents, $112 million of short-term marketable securities and related interest receivable. In addition, cash and cash equivalents increased by $548 million due to excess cash from borrowings needed to fund the cash portion of the purchase price in the BHN transactions. No fair value adjustments are reflected in accounts receivable, net, as carrying value is estimated to approximate fair value.

(b)	Adjustment to long-term debt represents the elimination of Bright House’s long-term debt not assumed in the BHN transactions and the issuance of new debt to partially fund the BHN transactions. The table below represents the following pro forma cash sources and uses as a result of the BHN transactions.

Pro Forma Cash Sources and Uses (in millions)

Sources:
Proceeds from issuance of long-term debt	$2,000
Issuance of New Charter Class A common stock to Liberty	700

$2,700

Uses:
Cash portion of purchase price to A/N	$2,014
Repayment of Charter Operating’s revolving credit facility	80
Excess cash used for general corporate purposes	548
Advisor fees and other expenses directly related to the BHN transactions	30
Deferred financing fees	28

$2,700

(c)	Adjustment to revenues and operating costs and expenses reflect the following adjustments for the six months ended June 30, 2015 and year ended December 31, 2014 (in millions).

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Reclassification to conform to Charter’s financial statement classification for processing fees revenue	$29	$55

Adjustment to both revenues and operating costs and expenses	29	55

Adjustment to capitalize residential installation labor and other labor costs to conform to Charter’s capitalization accounting policy	(49)	(112)
Elimination of pension plans and costs related to parent company obligations not assumed by Charter in the BHN transactions	(46)	(54)
Reclassification to conform to Charter’s financial statement classification for other operating expense	(1)	(3)

Total adjustment to operating costs and expenses	$(67)	$(114)

BHN presents processing fees as a reduction to bad debt expense within operating costs and expenses in the statement of operations. Charter reports such fees as other revenue. As such, a pro forma reclassification was made to conform to Charter’s financial statement classification for processing fee revenues.

(d)	For the six months ended June 30, 2015 and year ended December 31, 2014, interest expense, net, increased by $8 million and $9 million, respectively, representing expected change in interest expense on new debt to be incurred to fund the BHN transactions and related amortization of deferred financing fees offset by the elimination of historical interest expense incurred by Bright House as debt is not assumed in the BHN transactions and repayment of Charter Operating’s revolving credit facility. For pro forma purposes the $2.0 billion of debt issued for the BHN transactions was assumed to be based on current market interest rates on bank debt. A 0.125% change in interest rates would increase (decrease) interest expense by $1 million and $3 million for the six months ended June 30, 2015 and year ended December 31, 2014, respectively.

(e)	The income tax expense was determined by applying an estimated New Charter tax rate of 39% to pro forma income before income taxes of New Charter following the BHN transactions, less the impact on the tax rate as a result of the non-controlling interest allocation of the Charter Holdings partnership which is treated as a permanent item for tax purposes in the combined entities’ pro forma tax expense calculation. The resulting income tax expense of $167 million and $347 million is reflected in the unaudited consolidated statements of operations for the six months ended June 30, 2015 and year ended December 31, 2014, respectively. The resulting effective tax rate of 76% and 60% for the respective periods is a result of the permanent treatment of the noncontrolling interest expense. The pro forma income tax expense does not reflect the effects of any special partnership tax allocations as these effects are currently not estimable.

(f)	Reflects the following noncontrolling interest adjustment for the six months ended June 30, 2015 and year ended December 31, 2014 as follows (in millions).

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Charter Holdings pro forma net income for the BHN transactions	$221	$580
Charter Holdings 6% cash dividend to preferred unit holders	(75)	(150)

Charter Holdings pro forma net income available for allocation to common unit holders	146	430
A/N pro forma noncontrolling interest in Charter Holdings excluding preferred units	21.4%	21.4%

Noncontrolling interest expense - Charter Holdings common units	31	$92
Noncontrolling interest expense - Charter Holdings convertible preferred units	75	150

	$106	$242

The allocation of Charter Holdings’ net income to noncontrolling interest for financial reporting purposes is first allocated to the convertible preferred units for their stated dividend following their aggregate liquidation preference. The residual Charter Holdings net income (loss) is allocated to the common unit holders in Charter Holdings based on the relative economic common ownership interests in Charter Holdings. A/N’s relative economic common ownership interest in Charter Holdings used for pro forma purposes assuming only the BHN transactions is 21.4%.

(g)	Represents the shares of New Charter Class A common stock purchased by Liberty. The Charter Holdings common units of 34.3 million and Charter Holdings convertible preferred units of 10.3 million to be issued to A/N were not included on an if-converted, if-exchanged basis for purposes of the computation of pro forma diluted earnings per share because the effect would have been anti-dilutive given the pro forma net loss of the combined entities resulting from the BHN transactions.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 114 of this joint proxy statement/prospectus, you should carefully consider the following risk factors in determining whether to vote for the approval of the adoption of the merger agreement at the TWC special meeting and the Charter special meeting and the approval of the other proposals being presented at the Charter special meeting. You should also read and consider the risk factors associated with each of the businesses of TWC and Charter because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under (i) Part I, Item 1A, “Risk Factors” in the Charter 2014 Form 10-K, (ii) Part II, Item 1A, “Risk Factors” in the Charter Form 10-Q for the second quarter of 2015 (iii) Part I, Item 1A “Risk Factors” in the TWC 2014 Form 10-K and (iv) Part II, Item 1A, “Risk Factors” in the TWC Form 10-Q for the second quarter of 2015, each of which is on file with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus.

If any of the following risks and uncertainties develop into actual events, these events could have a material adverse effect on the business, financial condition or results of operations of, (i) prior to the mergers and/or the BHN transactions, Charter, TWC and/or BHN, as applicable, and (ii) after the mergers and/or the BHN transactions, the combined company. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to the Mergers and the BHN Transactions

In the event (i) only the mergers or the mergers and the BHN transactions are completed, former Charter stockholders (excluding Liberty Broadband) and former TWC stockholders (excluding Liberty Broadband) will have significantly lower ownership and voting interest in New Charter following the completion of such transactions than they currently have in Charter and TWC, respectively, and will exercise less influence over management, or (ii) only the BHN transactions are completed, existing Charter stockholders (excluding Liberty Broadband) will have a reduced ownership and voting interest in Charter following the completion of the BHN transactions than they currently have in Charter and will exercise less influence over management.

Based on the number of shares of TWC common stock outstanding as of July 31, 2015, and the number of shares of Charter Class A common stock outstanding as of July 31, 2015, it is expected that, immediately after completion of the mergers, the issuance of shares to Liberty Broadband and the completion of the BHN transactions, and depending on the outcome of the election feature contained in the merger agreement, former Charter stockholders (excluding Liberty Broadband) are expected to own between approximately 26% and 24% of New Charter Class A common stock, former TWC stockholders (excluding Liberty Broadband) are expected to own between approximately 41% and 45% of New Charter Class A common stock, A/N is expected to own indirectly (on an as-converted, as-exchanged basis) between approximately 14% and 13% of New Charter Class A common stock and Liberty Broadband is expected to own between approximately 19% and 17% of New Charter Class A common stock. If only the mergers are completed, it is expected that former Charter stockholders (excluding Liberty Broadband) will own between approximately 31% and 28% of New Charter Class A common stock, former TWC stockholders (excluding Liberty Broadband) will own between approximately 48% and 53% of New Charter Class A common stock and Liberty Broadband will own between approximately 21% and 19% of New Charter Class A common stock. In connection with the mergers, each TWC stockholder and Charter stockholder will become a stockholder of New Charter with a percentage ownership of New Charter that is significantly smaller than the stockholder’s percentage ownership in TWC and Charter, respectively. Charter stockholders and TWC stockholders currently have the right to vote for their respective boards of directors and on other matters affecting the applicable company. Consequently, former Charter stockholders (excluding Liberty Broadband) and former TWC stockholders will be able to exercise less influence over the management, operations and policies of New Charter after the mergers (and the BHN transactions, if applicable) than they currently exercise over the management, operations and policies of Charter and TWC, respectively.

If only the BHN transactions are completed, it is expected that following the BHN transactions existing Charter stockholders (excluding Liberty Broadband) will own approximately 52% of Charter Class A common stock, Liberty Broadband will own approximately 20% of Charter Class A common stock and A/N will indirectly own (on an as-converted, as exchanged basis) approximately 28% of Charter Class A common stock. Charter stockholders currently have the right to vote for their board of directors and on other matters affecting Charter. Consequently, assuming the mergers are not completed but the BHN transactions are completed, existing Charter stockholders (excluding Liberty Broadband) will be able to exercise less influence over the management, operations and policies of Charter after the BHN transactions than they currently exercise over the management, operations and policies of Charter.

In order to complete the mergers and/or the BHN transactions, Charter along with TWC and Bright House must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions to the parties, completion of the mergers and/or the BHN transactions may be jeopardized or the anticipated benefits of the mergers and/or the BHN transactions could be reduced.

The completion of the mergers and/or the BHN transactions are each conditioned upon, among other things, the expiration or early termination of the applicable waiting periods under the HSR Act and the required governmental authorizations, including an order of the FCC with respect to the mergers and/or the BHN transactions, having been obtained and being in full force and effect. Although Charter and TWC have agreed in the merger agreement, and Charter and BHN have agreed in the BHN contribution agreement, to use reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or that the relevant authorizations will be obtained. In addition, the governmental authorities with or from which these authorizations are required generally have broad discretion in administering the governing regulations. As a condition to authorization of the mergers and/or the BHN transactions, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business after completion of the mergers and/or the BHN transactions.

Under the terms of each of the merger agreement and BHN contribution agreement, subject to certain exceptions, Charter and its subsidiaries are required to accept certain conditions and take certain actions imposed by governmental authorities and accept any other remedies to the extent such actions, conditions or other remedies would not constitute a burdensome condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” for a definition of burdensome condition with respect to the TWC transactions) or a BHN contribution burdensome condition (see “The BHN Contribution Agreement—Reasonable Best Efforts Covenant” for a definition of BHN contribution burdensome condition with respect to the BHN transactions). There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the mergers and/or the BHN transactions or imposing additional material costs on or materially limiting the revenues of New Charter (or, if only the BHN transactions are completed, Charter) following the mergers and/or the BHN transactions, or otherwise adversely affecting the business and results of operations of New Charter or Charter, as applicable, after completion of the mergers and/or the BHN transactions. In addition, there can be no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the mergers and/or the BHN transactions.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the mergers and/or the BNH transactions, see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” and “The BHN Contribution Agreement—Conditions to the Completion of the Contribution,” respectively, beginning on page 243 and page 269, respectively, of this joint proxy statement/prospectus.

New Charter (or, if only the BHN transactions are completed, Charter) may not realize anticipated cost synergies and growth opportunities.

New Charter (or, if only the BHN transactions are completed, Charter) expects to realize cost synergies, growth opportunities and other financial and operating benefits as a result of the mergers and/or the BHN transactions. The combined company’s success in realizing these cost synergies, growth opportunities and other financial and operating benefits, and the timing of this realization, depends on the successful integration of the business operations obtained in the mergers and the BHN transactions. Even if New Charter or Charter, as applicable, is able to integrate the business operations obtained in the mergers and/or the BHN transactions successfully, it is not possible to predict with certainty if or when these cost synergies, growth opportunities and benefits will occur, or the extent to which they actually will be achieved. For example, the benefits from the mergers and/or the BHN transactions may be offset by costs incurred in integrating the new business operations or in obtaining or attempting to obtain regulatory approvals for the mergers and/or the BHN transactions, or increased operating costs that may be experienced as a result of the mergers and/or the BHN transactions. Realization of any benefits and cost synergies could be affected by the factors described in other risk factors and a number of factors beyond New Charter’s or Charter’s control, as applicable, including, without limitation, general economic conditions, increased operating costs, the response of competitors and vendors and regulatory developments.

If New Charter (or, if only the BHN transactions are completed, Charter) is not able to successfully integrate Charter’s business with that of TWC and/or BHN within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the mergers and/or BHN transactions may not be realized fully, or at all, or may take longer to realize than expected. In such circumstances, in the event the mergers (and, if applicable, the BHN transactions) are completed, New Charter may not perform as expected and the value of the New Charter Class A common stock (including the merger consideration) may be adversely affected.

Charter, TWC and BHN have operated and, until completion of the mergers and/or BHN transactions will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. After consummation of the mergers and/or the BHN transactions the combined company will have significantly more systems, assets, investments, businesses, customers and employees than each company did prior to the mergers and/or the BHN transactions. It is possible that the integration process could result in the loss of key Charter, TWC and/or BHN employees, the loss of subscribers and customers, the disruption of the companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. The process of integrating TWC, BHN, or TWC and BHN, with the businesses Charter operated prior to the mergers and/or the BHN transactions will require significant capital expenditures and the expansion of certain operations and operating and financial systems. Management of each company will be required to devote a significant amount of time and attention to the integration process before the mergers and/or the BHN transactions are completed. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include:

•	integrating the companies’ operations and corporate functions;

•	integrating the companies’ technologies, networks and customer service platforms;

•	integrating and unifying the product offerings and services available to customers;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing relationships and agreements with customers, providers, programmers and other vendors and avoiding delays in entering into new agreements with prospective customers, providers and vendors;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	coordinating programming and marketing efforts;

•	coordinating geographically dispersed organizations;

•	integrating information, purchasing, provisioning, accounting, finance, sales, billing, payroll, reporting and regulatory compliance systems;

•	integrating and unifying the product offerings and services available to customers, including customer premise equipment and video user interfaces;

•	completing the conversion of analog systems to all-digital for the systems to be acquired from TWC and BHN;

•	managing a significantly larger company than before the completion of the mergers and/or the BHN transactions; and

•	attracting and retaining the necessary personnel associated with the acquired assets.

Even if the new businesses are successfully integrated, it may not be possible to realize the benefits that are expected to result from the mergers and/or the BHN transactions, or realize these benefits within the time frame that is expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the mergers and/or BHN transactions may be offset by costs incurred or delays in integrating the businesses and increased operating costs. If the combined company fails to realize the anticipated benefits from the transactions, its liquidity, results of operations, financial condition and/or share price may be adversely affected. In addition, at times, the attention of certain members of Charter’s, TWC’s and/or BHN’s management and resources may be focused on the completion of the mergers and/or the BHN transactions and the integration of the businesses and diverted from day-to-day business operations, which may disrupt each company’s business and the business of the combined company.

The substantial indebtedness that will be incurred by New Charter in connection with the mergers (and, if applicable, the BHN transactions) could adversely affect New Charter’s operations and financial condition after the mergers and the BHN transactions.

As of June 30, 2015, Charter had approximately $13.9 billion of long-term debt outstanding. Giving effect to the mergers, the BHN transactions, the Liberty transactions and the related financings, New Charter will have a total of approximately $63.5 billion of long-term debt outstanding (if all TWC stockholders elect the Option A Election) or approximately $67.6 billion of long-term debt outstanding (if all TWC stockholders elect the Option B Election). As of June 30, 2015, after giving effect to the mergers, the BHN transactions and the related financings, New Charter will have availability under its credit facilities of approximately $1.6 billion.

New Charter’s and its subsidiaries’ indebtedness could have negative consequences to New Charter after the mergers (and, if completed, the BHN transactions), such as:

•	requiring New Charter to dedicate a substantial portion of its cash flow from operating activities to payments on its indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts, potential strategic acquisitions and other general corporate purposes;

•	limiting New Charter’s ability to obtain additional financing to fund growth, working capital or capital expenditures, or to fulfill debt service requirements or other cash requirements;

•	exposing New Charter to increased interest expense to the extent New Charter refinances existing debt with higher cost debt;

•	to the extent that New Charter’s debt is subject to floating interest rates, increasing New Charter’s vulnerability to fluctuations in market interest rates;

•	placing New Charter at a competitive disadvantage relative to competitors that have less debt;

•	adversely affecting New Charter’s relationship with customers and suppliers;

•	limiting New Charter’s flexibility to pursue other strategic opportunities or in planning for, or reacting to, changes in its business, the cable and telecommunications industries, and the economy at large; and

•	limiting New Charter’s ability to buy back New Charter Class A common stock or pay cash dividends.

If current debt amounts increase, the related risks that Charter now faces may intensify.

Because of high debt levels, New Charter may not be able to service its debt obligations in accordance with their terms after the mergers (and, if completed, the BHN transactions).

New Charter’s ability to meet its expense and debt service obligations contained in the agreements governing New Charter’s indebtedness will depend on its future performance, which will be affected by financial, business, economic and other factors, including potential changes in customer preferences, the success of product and marketing innovation and pressure from competitors. Should New Charter’s revenues decline after the mergers (and, if completed, the BHN transactions), it may not be able to generate sufficient cash flow to pay its debt service obligations when due. If New Charter is unable to meet its debt service obligations after the mergers (and, if completed, the BHN transactions) or should it fail to comply with its financial and other restrictive covenants contained in the agreements governing New Charter’s indebtedness, New Charter may be required to refinance all or part of its debt, sell important strategic assets at unfavorable prices or borrow more money. New Charter may not be able to, at any given time, refinance its debt, sell assets or borrow more money on terms acceptable to New Charter or at all. The inability of New Charter to refinance its debt could have a material adverse effect on New Charter’s financial condition and results from operations after the mergers (and, if completed, the BHN transactions).

The existing agreements and instruments governing Charter’s existing debt contain restrictions and limitations that could significantly affect its ability to operate its business, as well as significantly affect its liquidity and, after the mergers (and, if completed, the BHN transactions), New Charter will be subject to restrictive debt covenants, which may restrict its operational flexibility.

Charter’s existing credit facilities and the indentures governing its debt contain a number of significant covenants that could adversely affect its ability to operate its business, its liquidity, and its results of operations. These covenants restrict, among other things, Charter’s and its subsidiaries’ ability to:

•	incur additional debt;

•	repurchase or redeem equity interests and debt;

•	issue equity;

•	make certain investments or acquisitions;

•	pay dividends or make other distributions;

•	dispose of assets or merge;

•	enter into related party transactions; and

•	grant liens and pledge assets.

After the mergers (and, if completed, the BHN transactions), the agreements governing New Charter’s indebtedness will contain additional financial and other restrictive covenants that may be similarly or more restrictive and will limit New Charter’s and its subsidiaries’ ability to engage in activities that may be in their long-term best interests, including minimum interest coverage and maximum leverage ratios and covenants that may limit the ability of New Charter and its subsidiaries to incur additional indebtedness, create liens, merge or consolidate with another company, sell assets and enter into transactions with affiliates. A breach of any of these covenants or New Charter’s inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare New Charter’s indebtedness, together with accrued interest and other fees, to be immediately due and payable. These factors could have a material adverse effect on New Charter’s business, financial condition, results of operations, cash flows, and/or share price.

New Charter will be dependent on its cash on hand, cash flow from operations and access to additional liquidity resources to fund its debt obligations, capital expenditures and ongoing operations.

New Charter’s ability to service its existing debt and debt incurred in connection with the mergers (and, if completed, the BHN transactions), and to fund its planned capital expenditures and ongoing operations will depend on its ability to continue to generate cash flow and its access to additional liquidity sources. New Charter’s ability to continue to generate cash flow will be dependent on many factors, including, among other things:

•	New Charter’s ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in its markets and to maintain and grow its customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures and the economic conditions in the United States;

•	the impact of competition from other market participants, including but not limited to incumbent cable and telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, DSL and cable providers and video provided over the Internet;

•	general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector;

•	New Charter’s ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents);

•	the development and deployment of new products and technologies; and

•	the effects of governmental regulation on New Charter’s business.

Some of these factors will be beyond New Charter’s control. If New Charter is unable to generate sufficient cash flow or New Charter is unable to access additional liquidity sources, New Charter may not be able to service and repay its debt, operate its business, respond to competitive challenges, or fund its other liquidity and capital needs.

New Charter will be dependent on an equity financing from Liberty Broadband to partially finance the mergers.

Charter plans to use the proceeds of $4.3 billion from the purchase by Liberty Broadband of New Charter Class A common stock to partially fund the mergers. Liberty Broadband will primarily rely on proceeds from third-party investors to fund the investment in New Charter Class A common stock. Charter cannot guarantee that Liberty Broadband will successfully complete these transactions with such third-party investors. The mergers are not conditioned on the receipt of financing, including financing from Liberty Broadband.

For tax purposes, New Charter (or, if only the BHN transactions are completed, Charter) could experience a deemed ownership change in the future that could limit its ability to use its tax loss carryforwards.

In the past, Charter has experienced “ownership changes” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an “ownership change” occurs whenever the percentage of the stock of a corporation owned, directly or indirectly, by “5-percent stockholders” (within the meaning of Section 382 of the Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned, directly or indirectly, by such “5-percent stockholders” at any time over the preceding three years. As a result, Charter is, and following the TWC transactions New Charter (or, if only the BHN transactions are completed, Charter) will be, subject to an annual limitation on the use of its loss carryforwards which existed at November 30, 2009 for the first “ownership change” and those that existed at May 1, 2013 for the second “ownership change.” This limitation on the ability to use loss carryforwards, in conjunction with the loss carryforward expiration provisions, could reduce New Charter’s or Charter’s (as applicable) ability to use a portion of its loss carryforwards to offset future taxable income, which could result in New Charter or Charter (as applicable) being required to make material cash tax payments. New Charter’s or Charter’s (as applicable) ability to make such income tax payments, if any, will depend at such time on its liquidity or its ability to raise additional capital, and/or on receipt of payments or distributions from Charter Holdings and its subsidiaries.

If Charter or New Charter (as applicable) were to experience a third ownership change as a result of the TWC transactions and/or Liberty transactions contemplated herein or in the future (as a result of purchases and sales of stock by its “5-percent stockholders,” new issuances or redemptions of its stock, certain acquisitions of its stock and issuances, redemptions, sales or other dispositions or acquisitions of interests in its “5-percent stockholders”), New Charter’s or Charter’s (as applicable) ability to use its loss carryforwards could become subject to further limitations. Charter’s common stock is, and New Charter’s (or, if only the BHN transactions are completed, Charter’s) common stock will be, subject to certain transfer restrictions contained in its amended and restated certificate of incorporation. These restrictions, which are designed to minimize the likelihood of an ownership change occurring and thereby preserve the ability to utilize loss carryforwards, are not currently operative but could become operative in the future if certain events occur and the restrictions are imposed by New Charter’s or Charter’s board of directors. However, there can be no assurance that New Charter’s or Charter’s board of directors would choose to impose these restrictions or that such restrictions, if imposed, would prevent an ownership change from occurring.

Charter, TWC and Bright House may have difficulty attracting, motivating and retaining executives and other employees in light of the mergers and the BHN transactions.

Uncertainty about the effect of the mergers and/or the BHN transactions on Charter, TWC and Bright House employees may impair Charter’s, TWC’s and Bright House’s ability to attract, retain and motivate personnel prior to and following the mergers and/or the BHN transactions. Employee retention may be particularly challenging during the pendency of the mergers and/or the BHN transactions, as employees may experience uncertainty about their future roles with the combined business. In addition, certain employees potentially could terminate their employment for good reason and collect severance if certain specified circumstances set forth in their employment agreements occur following the mergers and/or the BHN transactions, including certain changes in such employees’ duties, position, compensation and benefits or primary office location. See “Interests of TWC’s Directors and Executive Officers in the Transactions” and “Interests of Charter’s Directors and Executive Officers in the Transactions” for a further discussion of some of these issues. If employees of Charter, TWC or Bright House depart, the integration of the companies may be more difficult and the combined company’s business following the mergers and/or the BHN transactions may be harmed. Furthermore, New Charter (or, if only the BHN transactions are completed, Charter) may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of Charter, TWC and/or Bright House, and the combined company’s ability to realize the anticipated benefits of the mergers and/or the BHN transactions may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or integrating employees into New Charter.

A delay in the completion of the mergers and/or the BHN transactions may diminish the anticipated benefits of the mergers and/or the BHN transactions.

Completion of the mergers and/or the BHN transactions is conditioned upon the receipt of certain governmental consents and approvals, orders, authorizations, and rulings, including the expiration or termination of any applicable waiting period (or extension thereof) under the HSR Act and the adoption of an order, by the FCC and any other requisite governmental entity granting its consent to the mergers and/or the BHN transactions. The requirement to receive these consents and approvals, orders, authorizations and rulings before the mergers could delay the completion of the mergers and/or the BHN transactions if, for example, government agencies request additional information from the parties in order to facilitate their review of the mergers and/or the BHN transactions or require any conditions precedent to granting their approval of the mergers and/or the BHN transactions. In addition, these governmental agencies may attempt to condition their approval of the mergers and/or the BHN transactions on the imposition of conditions that could have a material adverse effect on New Charter (or, if only the BHN transactions are completed, Charter) after the mergers and/or the BHN transactions, including but not limited to its operating results or the value of New Charter Class A common stock (or, if only the BHN transactions are completed, Charter Class A common stock). Any delay in the completion of the mergers and/or the BHN transactions could diminish the anticipated benefits of the mergers and/or the BHN transactions or result in additional transaction costs, including interest expense for debt incurred in anticipation of the mergers and/or the BHN transactions, loss of revenue or other effects associated with uncertainty about the mergers and/or the BHN transactions. Any uncertainty over the ability of the companies to complete the mergers and/or the BHN transactions could make it more difficult for Charter, TWC and Bright House to retain key employees or to pursue business strategies.

Prior to the mergers and/or the BHN transactions, Charter, TWC and/or BHN, as applicable, and after the mergers and/or the BHN transactions, the combined company, will incur significant transaction-related costs in connection with the mergers and/or the BHN transactions.

Prior to the mergers and/or the BHN transactions, Charter, TWC and/or BHN, as applicable, and after the mergers and/or the BHN transactions, the combined company, expect to incur a number of non-recurring costs associated with the mergers and/or the BHN transactions before, at, and after closing the mergers and/or the BHN transactions. If the merger agreement is terminated under certain circumstances, Charter will be required to pay to TWC certain termination fees (see “The Merger Agreement—Termination Fees—Termination Fees Payable by Charter”). If the merger agreement is terminated under certain circumstances, TWC will be required to pay to Charter certain termination fees (see “The Merger Agreement—Termination Fees—Termination Fees Payable by TWC”). If the BHN contribution agreement is terminated under certain circumstances, Charter will be required to pay to Bright House certain termination fees (see “The BHN Contribution Agreement—Liquidation Damages”). Charter and/or New Charter also will incur transaction fees and costs related to financing (including interest and fees with any pre-funding of the consideration to be paid in the mergers and/or the BHN transactions) and formulating and implementing integration plans, including facilities and systems implementation costs and employment-related costs. Some of these costs have already been incurred or may be incurred regardless of whether the mergers and/or the BHN transactions are completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives and filing fees for this joint proxy statement/prospectus. While many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time, management of Charter continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the mergers and integration. There are a number of factors beyond the control of the parties that could affect the total amount or the timing of all of the expected integration expenses. Although the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. These integration expenses may result in Charter and/or New Charter taking significant charges against earnings following the completion of the mergers and/or the BHN transactions. In addition, if the mergers and/or the BHN transactions are not consummated, Charter will bear some or all of these costs without the benefit of efficiencies from the integration of the businesses. Such costs could have a material adverse impact on Charter and/or New Charter’s financial results.

Sales of New Charter Class A common stock after the mergers (and, if completed, the BHN transactions) may negatively affect the market price of New Charter Class A common stock.

The shares of New Charter Class A common stock to be issued in the mergers to holders of TWC common stock will generally be eligible for immediate resale. The market price of New Charter Class A common stock could decline as a result of sales of a large number of shares of New Charter Class A common stock in the market after the consummation of the mergers (and, if completed, the BHN transactions) or even the perception that these sales could occur.

Charter’s, TWC’s and Bright House’s business relationships may be subject to disruption due to uncertainty associated with the mergers and/or the BHN transactions.

Parties with which Charter, TWC or Bright House do business may experience uncertainty associated with the mergers and/or the BHN transactions, including with respect to current or future business relationships with Charter, TWC, Bright House or the combined business. Charter’s, TWC’s and Bright House’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties excluding Charter, TWC, Bright House or the combined business. These disruptions, which may exist for an extended period of time if completion of the mergers (and, if completed, the BHN transactions) is delayed, could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including an adverse effect on New Charter’s ability to realize the anticipated benefits of the mergers (and, if completed, the BHN transactions). The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the mergers and/or the BHN transactions or termination of the merger agreement and/or the BHN contribution agreement.

Failure to complete the mergers and/or the BHN transactions could negatively impact the stock price and the future business and financial results of Charter and TWC.

If the mergers and/or the BHN transactions are not completed for any reason, including as a result of TWC stockholders or Charter stockholders failing to approve the necessary proposals, the ongoing businesses of Charter and TWC may be adversely affected and, without realizing any of the benefits of having completed the mergers and/or the BHN transactions, Charter and TWC would be subject to a number of risks, including the following:

•	Charter and TWC may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•	Charter and TWC may experience negative reactions from their respective customers, regulators and employees;

•	Charter and TWC will be required to pay certain costs relating to the mergers, whether or not the mergers are completed and Charter will be required to pay certain costs relating to the BHN transactions, whether or not the BHN transactions are completed;

•	the merger agreement places certain restrictions on the conduct of TWC’s and Charter’s businesses prior to completion of the mergers; such restrictions, the waiver of which is subject to the consent of the other party (in certain cases, not to be unreasonably withheld, conditioned or delayed), may prevent TWC and Charter from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the mergers (see “The Merger Agreement—Conduct of Business Pending the Mergers” for a description of the restrictive covenants applicable to TWC and Charter);

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the BHN contribution agreement places certain restrictions on the conduct of Charter’s business prior to completion of the BHN transactions; such restrictions, the waiver of which is subject to the consent of A/N (in certain cases, not to be unreasonably withheld, conditioned or delayed), may prevent

Charter from taking certain specified actions or otherwise pursuing business opportunities during the pendency of the BHN transactions (see “The BHN Contribution Agreement—Conduct of Charter’s Business Pending the BHN Transactions” for a description of the restrictive covenants applicable to Charter); and

•	matters relating to the mergers (and with respect to Charter only, matters relating to the BHN contribution), including integration planning, will require substantial commitments of time and resources by Charter and TWC management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Charter or TWC as an independent company.

If the mergers and/or the BHN transactions are not completed, the risks described above may materialize and they may adversely affect Charter’s and TWC’s businesses, financial condition, financial results and stock prices.

In addition, Charter and TWC could be subject to litigation related to any failure to complete the mergers and/or the BHN transactions or related to any enforcement proceeding commenced against Charter or TWC to perform their respective obligations under the merger agreement or against Charter to perform it obligations under the BHN contribution agreement.

The unaudited pro forma consolidated financial statements and prospective financial information included in this joint proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of New Charter following the mergers and/or the BHN transactions. Specifically, the unaudited pro forma consolidated financial statements do not reflect the effect of any divestitures that may be required in connection with the mergers and/or the BHN transactions.

The unaudited pro forma consolidated financial statements and prospective financial information contained in this joint proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and do not represent the actual financial position or results of operations of Charter, TWC and BHN prior to the mergers and/or the BHN transactions or that of New Charter for several reasons. Specifically, the unaudited pro forma consolidated financial statements do not reflect the effect of any divestitures that may be required in connection with the mergers and/or the BHN transactions. See the sections entitled “Comparative Historical and Unaudited Pro Forma Per Share Data” beginning on page 66, “Unaudited Pro Forma Consolidated Financial Statements” beginning on page 70 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 114. The actual financial positions and results of operations of Charter, TWC and BHN prior to the mergers and/or the BHN transactions and that of New Charter following the mergers and/or the BHN transactions may not be consistent with, or evident from, the unaudited pro forma combined financial statements and prospective financial information included in this joint proxy statement/prospectus. In addition, the estimates and assumptions used in preparing the unaudited pro forma financial statements and prospective financial information included in this joint proxy statement/prospectus may not be realized and may be affected by other factors. Any significant changes in the share price of New Charter may cause a significant change in the purchase price and the pro forma financial statements.

New Charter’s inability to successfully acquire and integrate other businesses, assets, products or technologies could harm its operating results.

New Charter intends to continuously evaluate and pursue small and large acquisitions and strategic investments in businesses, products or technologies that it believes could complement or expand New Charter’s business or otherwise offer growth or cost-saving opportunities. From time to time, New Charter may enter into letters of intent with companies with which it is negotiating for potential acquisitions or investments, or as to which it is conducting due diligence. An investment in, or acquisition of, complementary businesses, products or technologies in the future could materially decrease the amount of New Charter’s available cash or require it to seek additional equity or debt financing. New Charter may not be successful in negotiating the terms of any potential acquisition, conducting thorough due diligence, financing the acquisition or effectively integrating the acquired business, product or technology into New Charter’s existing business and operations. New Charter’s due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices, or employee or customer issues.

Additionally, in connection with any acquisitions New Charter completes, it may not achieve the growth, synergies or other benefits expected to be achieved, and New Charter may incur write-downs, impairment charges or unforeseen liabilities that could negatively affect New Charter’s operating results or financial position or could otherwise harm its business. Further, contemplating or completing an acquisition and integrating an acquired business, product or technology, individually or across multiple opportunities, could divert management and employee time and resources from other matters.

If the operating results of TWC and/or BHN before or following the mergers and/or the BHN transactions are less than Charter’s and/or New Charter’s expectations, or an increase in the capital expenditures to upgrade and maintain those assets as well as to keep pace with technological developments are greater than expected, New Charter (or, if only the BHN transactions are completed, Charter) may not achieve the expected level of financial results from the mergers and/or the BHN transactions.

New Charter (or, if only the BHN transactions are completed, Charter) will derive a portion of its revenues and earnings per share from the operation of TWC and/or BHN following completion of the mergers and/or BHN transactions. Therefore, any negative impact on these companies or the operating results derived from such companies could harm the combined company’s operating results.

The businesses of Charter, TWC, BHN and New Charter are characterized by rapid technological change and the introduction of new products and services. New Charter (or, if only the BHN transactions are completed, Charter) intends to make investments in the combined business following the completion of the mergers and/or the BHN transactions and transition toward only using two-way all-digital set-top boxes. The increase in capital expenditures necessary for the transition toward two-way set-top boxes in the business may negatively impact the expected financial results from the mergers and/or BHN transactions. The combined company may not be able to fund the capital expenditures necessary to keep pace with technological developments, execute the plans to do so, or anticipate the demand of its customers for products and services requiring new technology or bandwidth. New Charter’s (or, if only the BHN transactions are completed, Charter’s) inability to maintain, expand and upgrade its existing or combined businesses could materially adversely affect its financial condition and results of operations.

The mergers and the BHN transactions will be accounted for as an acquisition by New Charter in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of TWC and BHN will be recorded, as of the date of completion of the mergers, the BHN transactions and Liberty transactions, at their respective fair values and added to those of Charter. The reported financial condition and results of operations of New Charter issued after completion of the mergers, the BHN transactions and Liberty transactions will reflect New Charter balances and results after completion of the mergers, the BHN transactions and Liberty transactions, but will not be restated retroactively to reflect the historical financial position or results of operations of New Charter for periods prior to the mergers, the BHN transactions and Liberty transactions. Under the acquisition method of accounting, the total purchase price will be allocated to TWC’s and BHN’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the mergers, the BHN transactions and Liberty transactions. The excess of the purchase price over those fair values will be recorded as goodwill. Charter, TWC and BHN expect that the mergers and the BHN transactions will result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or intangibles becomes impaired, New Charter may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on New Charter’s operating results. See “Comparative Historical and Unaudited Pro Forma Per Share Data” and “Unaudited Pro Forma Consolidated Financial Statements.”

Risks Related to the Mergers

Completion of the mergers is subject to a number of conditions and if these conditions are not satisfied or waived, the mergers will not be completed.

The obligations of Charter and TWC to complete the mergers are subject to satisfaction or waiver of a number of conditions, including, among others:

•	approval of the adoption of the merger agreement by the affirmative vote of holders of a majority of the outstanding shares of TWC common stock entitled to vote;

•	approval of the adoption of the merger agreement by the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote and, with respect to the second merger, a majority of the outstanding Charter Class A common stock (excluding the shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote;

•	approval of the TWC transactions stock issuance proposal by the affirmative vote of a majority of votes cast at the Charter special meeting by the holders of Charter Class A common stock;

•	approval of the Liberty transactions (including stock issuances pursuant to the Liberty investment agreement and the BHN/Liberty stockholders agreement) by the affirmative vote of a majority of the outstanding shares of Charter Class A common stock (excluding the shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote and by the affirmative vote of a majority of votes cast at the Charter special meeting by the holders of Charter Class A common stock;

•	approval of each of the certificate of incorporation proposals by a majority of the outstanding shares of Charter Class A common stock entitled to vote (excluding the shares beneficially owned by Liberty Broadband and its affiliates and associates);

•	expiration or termination of any applicable waiting period (or extension thereof) under the HSR Act relating to the transactions contemplated by the merger agreement (solely with respect to the obligations of each of Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three to complete the mergers, without the imposition of any burdensome condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” for a definition of burdensome condition));

•	(i) adoption of an order, and release of the full text thereof, by the FCC granting its consent to the transfer of control or assignment of the licenses issued by the FCC to TWC or any of its subsidiaries or affiliates, (ii) approval of certain LFAs, such that the sum of the aggregate number of video subscribers of TWC belonging to franchise areas for which either (x) no LFA consent is required or (y) if LFA consent is required, such consent shall have been obtained, shall be no less than 85% of the aggregate number of video subscribers of TWC and (iii) authorizations of state public utilities commissions whose consent is required in connection with the transactions contemplated by the merger agreement (solely with respect to the obligations of each of Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three to complete the mergers, in each case without the imposition of any burdensome condition) (these requirements are described in more detail under “The Transactions—Regulatory Approvals Required for the Mergers”);

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except for the conditions described in the two preceding bullets, (i) absence of (x) any applicable law of a governmental authority of competent jurisdiction enacted or promulgated after the date of the merger agreement in a jurisdiction in which any of Charter, TWC or their respective subsidiaries has substantial operations and (y) any order of a governmental authority of competent jurisdiction that, in each case, (1) imposes any burdensome condition or (2) prohibits completion of the mergers and the violation of which would result in criminal liability, and (ii) the absence of any injunction (whether temporary, preliminary or permanent) by any governmental authority of competent jurisdiction that imposes a burdensome condition or prohibits completion of the mergers;

•	effectiveness of the registration statement for the shares of New Charter Class A common stock being issued in the mergers (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;

•	approval for the listing on NASDAQ of the shares of New Charter Class A common stock to be issued in the mergers, subject only to official notice of issuance;

•	accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain materiality thresholds;

•	performance in all material respects by the other party of the material obligations required to be performed by it at or prior to completion of the mergers;

•	the absence of a material adverse effect on the other party (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” for the definition of material adverse effect);

•	receipt of a certificate executed by an executive officer of the other party as to the satisfaction of the conditions described in the preceding three bullets with respect to such other party; and

•	delivery of opinions of Wachtell, Lipton, Rosen & Katz, in the case of Charter, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, in the case of TWC, with respect to certain tax aspects of the mergers.

There can be no assurance that the conditions to closing of the mergers will be satisfied or waived or that the mergers will be completed. There can be no assurance that these conditions will not result in the abandonment or delay of the mergers. The occurrence of any of these events individually or in combination could have a material adverse effect on the companies’ results of operations and the trading price of the TWC common stock or Charter Class A common stock.

The mergers are not conditioned upon completion of the BHN transactions or the issuance of shares to A/N. The mergers and the BHN transactions are subject to separate conditions, and the mergers may be completed whether or not the BHN transactions are ultimately consummated. See “The Merger Agreement—Conditions to Completion of the Merger.”

The exchange ratios are fixed and the market price of Charter Class A common stock has fluctuated and will continue to fluctuate. As a result, TWC stockholders cannot be sure at the time they vote on the mergers of the value of the merger consideration they will receive or the value of the TWC common stock they will give up.

Upon completion of the mergers, shares of TWC common stock (with certain exceptions described in this joint proxy statement/prospectus) outstanding immediately prior to the mergers will be converted into the right to receive the merger consideration, as described under “The Merger Agreement—Merger Consideration,” using fixed exchange ratios. Because the exchange ratios are fixed, the value of the merger consideration will depend on the market price of Charter Class A common stock at the time the mergers are completed. The value of the merger consideration has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the TWC special meeting and the date the mergers are completed and thereafter. The closing price per share of TWC common stock as of May 22, 2015, the last trading day before the public announcement of the merger agreement, was $171.18, and the closing price per share has fluctuated as high as $193.01 and as low as $175.61 between that date and August 18, 2015. The closing price per share of Charter Class A common stock as of May 22, 2015, the last trading date before the public announcement of the merger agreement, was $175.33, and the closing price per share has fluctuated as high as $191.50 and as low as $167.84 between that date and August 18, 2015. Accordingly, at the time of the TWC special meeting, TWC stockholders will not know or be able to determine the market value of the merger consideration they would receive upon completion of the mergers. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Charter’s and TWC’s respective businesses, operations and prospects, market assessments of the likelihood that the mergers will be completed, the timing of the mergers and regulatory considerations. Many of these factors are beyond Charter’s and TWC’s control.

You are urged to obtain current market quotations for Charter Class A common stock and TWC common stock in deciding whether to vote for the adoption of the merger agreement.

The market price of New Charter Class A common stock after the mergers (and, if completed, the BHN transactions) may be affected by factors different from those affecting shares of Charter or TWC common stock currently.

Upon completion of the mergers, holders of Charter Class A common stock will become holders of shares of New Charter Class A common stock. The businesses of Charter differ from those of TWC in important respects, including the following:

•	Differences in product penetration and mix, including different approaches to pricing and packaging;

•	Differences in the geographic operating areas served by Charter, TWC and BHN as well as different presences in those areas, different structures and different competitive factors in those areas;

•	Differences in the technology platforms and physical plant and property used to deliver the companies’ respective products and services, including that Charter’s platform has generally been converted to all digital;

•	Differences in the companies’ corporate and organizational structure;

•	TWC engages in telecom and internet infrastructure businesses, including through its subsidiary DukeNet Communications;

•	TWC engages in IT and cloud businesses, including through its NaviSite subsidiary, outsourced IT solutions and cloud services;

•	TWC operates and distributes regional sports networks and local sports, news and lifestyle channels; and

•	Differences in the potential tax treatment of historical transactions of both Charter and TWC.

Accordingly, the results of operations, including capital expenditures, of New Charter after the mergers (and, if completed, the BHN transactions), as well as the market price of New Charter Class A common stock, may be affected by factors different from those currently affecting the results of operations, including capital expenditures, of Charter and TWC currently. For further information on the businesses of Charter and TWC and certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Certain of TWC’s directors and executive officers have interests in the transactions that may be different from your interests as a stockholder of TWC.

When considering the recommendation of the TWC board of directors that TWC stockholders vote in favor of the approval of the adoption of the merger agreement, TWC stockholders should be aware that directors and executive officers of TWC have certain interests in the transactions that may be different from or in addition to the interests of TWC stockholders generally. These include severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance and payment pursuant to certain equity awards. See “Interests of TWC’s Directors and Executive Officers in the Transactions” for a more detailed description of these interests. The TWC board of directors was aware of these interests and considered them, among other things, in evaluating the mergers and negotiating the merger agreement and in recommending that the TWC stockholders adopt the merger agreement.

Certain of Charter’s directors and executive officers have interests in the transactions that may be different from your interests as a stockholder of Charter.

When considering the recommendation of the Charter board of directors that Charter stockholders vote in favor of the Charter merger proposal, the stock issuances proposals, the Liberty transactions proposal and the certificate of incorporation proposals, Charter stockholders should be aware that directors and executive officers of Charter have certain interests in the transactions that may be different from or in addition to the interests of Charter stockholders generally. These include severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance and payment pursuant to certain equity awards. See “Interests of Charter’s Directors and Executive Officers in the Transactions” for a more detailed description of these interests. The Charter board of directors was aware of these interests and considered them, among other things, in evaluating the mergers and negotiating the merger agreement and in recommending that the Charter stockholders vote to approve the various transaction proposals.

The merger agreement limits TWC’s ability to pursue alternatives to the mergers and may discourage other companies from trying to acquire TWC for greater consideration than what Charter has agreed to pay.

The merger agreement contains provisions that make it more difficult for TWC to sell its business to a party other than Charter. These provisions include a general prohibition on TWC soliciting any acquisition proposal or offer for a competing transaction. Further, there are only limited exceptions to TWC’s agreement that the TWC board of directors will not withdraw or modify in a manner adverse to Charter the recommendation of the TWC board of directors in favor of the approval of the adoption of the merger agreement, and Charter generally has a right to match any competing acquisition proposals that may be made. Notwithstanding the foregoing, at any time prior to the approval of the adoption of the merger agreement by TWC stockholders, the TWC board of directors is permitted to withdraw or modify in a manner adverse to Charter the recommendation of the TWC board of directors in favor of the approval of the adoption of the merger agreement if it determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to TWC stockholders under applicable law. The merger agreement, however, also requires that TWC submit the adoption of the merger agreement to a vote of TWC’s stockholders even if the TWC board of directors changes its recommendation in favor of the approval of the adoption of the merger agreement in a manner adverse to Charter. In the event the TWC board of directors withdraws or modifies in a manner adverse to Charter the recommendation of the TWC board of directors in favor of the approval of the adoption of the merger agreement prior to the merger agreement being adopted by TWC stockholders, Charter may terminate the merger agreement. If Charter terminates under these circumstances, TWC has agreed to pay Charter a $2 billion termination fee. See “The Merger Agreement—No Solicitation by TWC.”

While TWC believes these provisions and agreement are reasonable and customary and are not preclusive of other offers, the provisions might discourage a third party that has an interest in acquiring all or a significant part of TWC from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration.

The merger agreement limits Charter’s ability to pursue alternatives to the mergers and may discourage other companies from trying to acquire Charter on terms that would be more favorable to Charter than the merger agreement.

The merger agreement contains provisions that make it more difficult for Charter to pursue alternative transactions. These provisions include a general prohibition on Charter soliciting any acquisition proposal or offer for a competing transaction. Further, there are only limited exceptions to Charter’s agreement that the Charter board of directors will not withdraw or modify in a manner adverse to TWC the recommendation of the Charter board of directors in favor of the approval of the adoption of the merger agreement and approval of the related proposals, and TWC generally has a right to match any competing acquisition proposals that may be made. Notwithstanding the foregoing, at any time prior to the approval of the adoption of the merger agreement and approval of the related proposals by Charter stockholders, the Charter board of directors is permitted to withdraw or modify in a manner adverse to TWC the recommendation of the Charter board of directors in favor of the approval of the adoption of the merger agreement and approval of the related proposals if it determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to Charter stockholders under applicable law. The merger agreement, however, also requires that Charter submit the approval of the adoption of the merger agreement and related proposals to a vote of Charter’s stockholders even if the Charter board of directors changes its recommendation in favor of the approval of the adoption of the merger agreement and approval of related proposals in a manner adverse to TWC. In the event the Charter board of directors withdraws or modifies in a manner adverse to TWC the recommendation of the Charter board of directors in favor of the approval of the adoption of the merger agreement and approval of related proposals prior to the merger agreement being adopted by the Charter stockholders, TWC may terminate the merger agreement. If TWC terminates under these circumstances, Charter has agreed to pay TWC a $1 billion termination fee. See “The Merger Agreement—No Solicitation by Charter.”

While Charter believes these provisions and agreement are reasonable and customary and are not preclusive of other offers, the provisions might discourage a third party that has an interest in acquiring all or a significant part of Charter from considering or proposing that acquisition.

The shares of New Charter Class A common stock to be received by TWC and Charter stockholders as a result of the mergers will have different rights from shares of TWC common stock and Charter Class A common stock previously held by such stockholders.

Following completion of the mergers, TWC and Charter stockholders will no longer be stockholders of TWC and Charter, respectively, but will instead be stockholders of New Charter. There are important differences between the rights of TWC and Charter stockholders and the rights of New Charter stockholders. See “Comparison of Stockholder Rights” for a discussion of the different rights associated with TWC common stock, Charter Class A common stock and New Charter Class A common stock.

Litigation has been filed against Charter, TWC, the TWC board of directors and the merger subsidiaries. An adverse ruling in such lawsuit may prevent or delay the completion of the mergers or result in the payment of damages following completion of the mergers.

Litigation has been filed against Charter, TWC, the TWC board of directors and the merger subsidiaries in connection with the mergers, which could prevent or delay the completion of the mergers and result in substantial costs to Charter, TWC, and/or New Charter. One of the conditions to completion of the mergers is the absence of any applicable law (including any order) being in effect that prohibits completion of the mergers. Accordingly, if a plaintiff is successful in obtaining an order enjoining completion of the mergers, then such order may prevent the mergers from being completed, or from being completed within the expected time frame. See “The Transactions—Litigation Related to the Mergers” for more information.

Risks Related to the BHN Transactions and Liberty Transactions

Liberty Broadband currently has governance rights that give it influence over corporate transactions and other matters. In connection with the BHN transactions, Liberty Broadband’s governance rights will be modified and A/N will receive governance rights pursuant to the BHN/Liberty stockholders agreement and amendments to New Charter’s or Charter’s governing documents, as applicable, and Liberty Broadband and A/N will have influence over corporate transactions and other matters.

Liberty Broadband currently owns a significant amount of Charter Class A common stock and is entitled to certain governance rights with respect to Charter. Members of the Charter board of directors include directors who are also officers and directors of Liberty Broadband, Charter’s principal stockholder. Dr. John Malone is the Chairman of Liberty Broadband, and Mr. Greg Maffei is the president and chief executive officer of Liberty Broadband. As of July 31, 2015, Liberty Broadband beneficially held approximately 25.74% of Charter Class A common stock. Pursuant to the stockholders agreement between Liberty Broadband and Charter dated

March 19, 2013, as amended on October 14, 2014, Liberty Broadband has the right to designate up to four directors as nominees for Charter’s board of directors through Charter’s 2015 annual meeting of stockholders with one designated director to be appointed to each of the audit committee, the nominating and corporate governance committee and the compensation and benefits committee.

In connection with the BHN transactions, Charter and New Charter entered into the BHN/Liberty stockholders agreement with A/N and Liberty Broadband, which will supersede the existing stockholders agreement in its entirety upon the earlier to occur of the closing of the mergers and the closing of the BHN transactions, unless the BHN contribution agreement is terminated prior to the closing of the BHN transactions. Following the closing of the mergers and the BHN transactions, Charter expects that Liberty Broadband will have an equity interest of between approximately 19% and 20% and A/N will have an equity interest of between approximately 13% and 14%, in each case on an as-converted, as-exchanged basis, in New Charter. In connection with the TWC transactions, Liberty Broadband and Liberty Interactive entered into a proxy and right of first refusal agreement, pursuant to which, in connection with the closing of the transactions contemplated by the merger agreement, Liberty Interactive will grant Liberty Broadband an irrevocable proxy to vote all New Charter Class A common stock owned beneficially or of record by Liberty Interactive following such closing, with certain exceptions. In addition, at the closing of the BHN transactions, A/N and Liberty Broadband will enter into a proxy agreement pursuant to which A/N will grant to Liberty Broadband a 5-year irrevocable proxy (which we refer to as the “A/N proxy”) to vote, subject to certain exceptions, that number of shares of New Charter Class A common stock and New Charter Class B common stock, in each case held by A/N (such shares are referred to as the “proxy shares”), that will result in Liberty Broadband having voting power in New Charter equal to 25.01% of the outstanding voting power of New Charter, provided, that the voting power of the proxy shares will be capped at 7.0% of the outstanding voting power of New Charter. Therefore, giving effect to the Liberty Interactive proxy and the A/N proxy and the voting cap contained in the BHN/Liberty stockholders agreement, Liberty Broadband is expected to have 25.01% of the outstanding voting power in New Charter following the consummation of the TWC transactions and BHN transactions. The BHN/Liberty stockholders agreement and New Charter’s amended and restated certificate of incorporation will fix the size of the board at 13 directors, and three designees selected by Liberty Broadband and two designees selected by A/N will become members of the New Charter board of directors. Thereafter, Liberty Broadband will be entitled to designate three nominees to be elected as directors and A/N will be entitled to designate two nominees to be elected as directors, in each case provided that each maintains certain specified voting or equity ownership thresholds and each nominee meets certain applicable requirements or qualifications. Liberty Broadband and A/N are required to vote (subject to the applicable voting cap) their respective shares of New Charter Class A common stock and New Charter Class B common stock for the director nominees nominated by the nominating and corporate governance committee of the board of directors, including the respective designees of Liberty Broadband and A/N, and against any other nominees, except that, with respect to the unaffiliated directors, Liberty Broadband and A/N must instead vote in the same proportion as the voting securities are voted by stockholders other than A/N and Liberty Broadband or any group which includes any of them are voted, if doing so would cause a different outcome with respect to the unaffiliated directors.

As a result of their rights under the BHN/Liberty stockholders agreement and their significant equity and voting stakes in New Charter, Liberty Broadband and/or A/N, who may have interests different from those of other stockholders, will be able to exercise substantial influence over certain matters relating to the governance of New Charter, including the approval of significant corporate actions, such as mergers and other business combination transactions.

The BHN/Liberty stockholders agreement will provide A/N and Liberty Broadband with preemptive rights with respect to issuances of New Charter equity in connection with certain transactions, and in the event that A/N or Liberty Broadband exercises these rights, holders of Charter Class A common stock may experience further dilution.

The BHN/Liberty stockholders agreement provides that A/N and Liberty Broadband will have certain contractual preemptive rights over issuances of New Charter equity securities in connection with capital raising transactions, merger and acquisition transactions, and in certain other circumstances. Holders of New Charter Class A common stock will not be entitled to similar preemptive rights with respect to such transactions. As a result, if Liberty Broadband and/or A/N elect to exercise their preemptive rights, (i) these parties would not experience the dilution experienced by the other holders of New Charter Class A common stock, and (ii) such other holders of New Charter Class A common stock may experience further dilution of their interest in New Charter upon such exercise.

Completion of the BHN transactions is subject to a number of conditions and if these conditions are not satisfied or waived, the BHN transactions will not be completed.

The obligation of Charter and New Charter and the obligation of A/N to complete the BHN transactions are subject to satisfaction or waiver of a number of conditions, including, among others:

•	the consummation of the mergers, except in certain circumstances;

•	expiration or termination of the HSR Act waiting period and receipt of certain regulatory approvals for the BHN transactions (and with respect to Charter’s obligations, without the imposition of a BHN contribution burdensome condition);

•	obtaining all of the required consents by the FCC to the transfer to Charter of all FCC licenses, authorizations, permits and consents held by BHN or its subsidiaries and/or used in the BHN business (solely with respect to Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome);

•	the aggregate number of video customers served by the BHN systems used in the BHN business (i) pursuant to the “grandfathering” provisions of the Communications Act and (ii) pursuant to franchises for which (A) no consent is required from any government entity for the completion of the BHN contribution or (B) any such consent is required and has been received (or deemed received under Section 617 of the Communications Act) (solely with respect to the obligations of Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome condition) shall not be less than 80% of the video customers served by the BHN systems used in the BHN business at the closing; and if less than 100% of such number of video customers, all applicable waiting periods (including extensions) shall have expired with respect to the FCC Forms 394 filed in connection with requests for approvals by local franchising authorities that have not been obtained;

•	obtaining authorizations from state communications authorities as required for Charter to provide voice and other regulated services in the BHN systems used in the BHN business following the closing (solely with respect to the obligations of Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome condition);

•	the absence of any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) in effect that makes unlawful, prohibits, delays, enjoins or otherwise prevents or restricts, the consummation of the BHN transactions or any pending action that seeks any of the foregoing;

•	approval of the BHN transactions stock issuance proposal, the Liberty transactions proposal (as it relates to the BHN/Liberty stockholders agreement and the stock issuance to Liberty Broadband in connection with the BHN transactions) and each of the certificate of incorporation proposals;

•	the BHN/Liberty stockholders agreement being valid, binding and enforceable and in full force and effect;

•	with respect to the obligations of Charter, New Charter and Charter Holdings, the absence of a material adverse effect with respect to Bright House;

•	with respect to A/N’s obligations, the absence of a material adverse effect with respect to Charter; and

•	certain other customary conditions with respect to the accuracy of representations and warranties, performance of covenants and agreements, receipt of certifications with respect to the satisfaction of certain conditions, and delivery of certain other specified certificates, instruments of assignment and transaction documents.

As more fully described in the BHN contribution agreement, the obligation of Charter, New Charter and Charter Holdings to complete the BHN transactions is also subject to the completion by A/N of a restructuring, pursuant to which BHN will transfer to A/N certain excluded assets and A/N shall assume from BHN certain excluded liabilities.

There can be no assurance that the conditions to closing of the BHN transactions will be satisfied or waived or that the BHN transactions will be completed. The consummation of the BHN transactions is conditioned on the completion of the mergers. However, if the mergers are not completed, Charter and A/N may still be obligated to complete the BHN transactions under certain circumstances, as described under “The BHN Contribution Agreement” if the tail condition (which is described in greater detail under “The BHN Contribution Agreement—Conditions to the Completion of the Contribution”) is satisfied. There can be no assurance that the BHN transactions will be completed if the mergers are not completed.

Other Risks Relating to Charter and TWC

Charter and TWC are, and following completion of the mergers New Charter will be, subject to the risks described in (i) Part I, Item 1A in the Charter 2014 Form 10-K, (ii) Part II, Item 1A in the Charter Form 10-Q for the second quarter of 2015, (iii) Part I, Item 1A in the TWC 2014 10-K and (iv) Part II, Item 1A in the TWC Form 10-Q for the second quarter of 2015, each of which is on file with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this joint proxy statement/prospectus and the documents incorporated by reference herein that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements regarding: the proposed transactions between Charter and TWC, the BHN transactions and the Liberty transactions, such as the expected timetable for completing the transactions and the benefits, synergies and costs of such transactions; and the future operations, financial results, operating performance, anticipated business levels, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations, beliefs, plans, objectives, assumptions or future events with respect to Charter, TWC, Bright House and/or New Charter. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include but are not limited to:

•	delays in the completion of the mergers and/or the BHN transactions;

•	failure to receive necessary stockholder approvals;

•	the risk that a condition to completion of the mergers, the BHN transactions and/or the Liberty transactions may not be satisfied;

•	the risk that a regulatory or other approval that may be required for the mergers and/or the BHN transactions is delayed, is not obtained or is obtained subject to conditions that are not anticipated;

•	New Charter’s ability to achieve the synergies and value creation contemplated by the mergers and/or the BHN transactions, including its ability to achieve such synergies within the expected timeframe;

•	New Charter’s ability to promptly, efficiently and effectively integrate the acquired operations, products and employees;

•	managing a significantly larger company than before the completion of the mergers and/or the BHN transactions;

•	diversion of management time on issues related to the mergers and the BHN transactions;

•	changes in Charter’s, TWC’s or BHN’s businesses, future cash requirements, capital requirements, results of operations, revenues, financial condition and/or cash flows;

•	disruption in the existing employee, supplier, customer and other business relationships of Charter, TWC and BHN as a result of the mergers and/or the BHN transactions;

•	the increase in indebtedness as a result of the mergers and the BHN transactions, which will increase interest expense and may decrease Charter’s operating flexibility;

•	changes in transaction costs, the amount of fees paid to financial and other advisors and representatives, potential termination fees and the potential payments to TWC’s executive officers in connection with the mergers and/or the BHN transactions;

•	operating costs and business disruption that may be greater than expected;

•	the ability to retain and hire key personnel and maintain relationships with providers or other business partners pending completion of the mergers and/or the BHN transactions; and

•	the impact of competition.

Additionally, Charter, TWC and Bright House operate in highly competitive, consumer-driven and rapidly changing environments. These environments are affected by government regulation; economic, strategic, political and social conditions; competition affecting the industries in which they operate; consumer response to new and existing products and services; technological developments; and, particularly in view of new technologies, the ability to develop and protect intellectual property rights. These risks, as well as other risks associated with TWC, Charter, BHN and New Charter and the transactions described in this joint proxy statement/prospectus are also more fully discussed in the section entitled “Risk Factors” beginning on page 95 of this joint proxy statement/prospectus. For more detailed information on the risks and uncertainties associated with Charter’s or TWC’s business activities prior to the mergers and/or the BHN transactions, see the risks described in the Charter Form 10-K for the 2014 fiscal year, Charter Form 10-Q for the second quarter of 2015, TWC Form 10-K for the 2014 fiscal year, TWC Form 10-Q for the second quarter of 2015 and other Charter and TWC filings with the SEC available at the SEC’s website at www.sec.gov. See the section entitled “Where You Can Find More Information” beginning on page 378 of this joint proxy statement/prospectus.

None of New Charter, Charter or TWC undertake any obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date on which such statement is made or in the case of documents incorporated by reference, as of the date of the document incorporated by reference.

THE COMPANIES

Charter Communications, Inc.

Charter is among the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers. Charter’s infrastructure consists of a hybrid of fiber and coaxial cable plant with approximately 13.0 million estimated passings, with 97% at 550 megahertz or greater and 98% of plant miles two-way active. A national Internet Protocol (IP) infrastructure interconnects Charter markets.

As of June 30, 2015, Charter served approximately 6.4 million residential and commercial customers. Charter sells its video, Internet and voice services primarily on a subscription basis, often in a bundle of two or more services, providing savings and convenience to its customers. Bundled services are available to approximately 99% of Charter’s passings, and approximately 62% of Charter’s customers subscribe to a bundle of services.

Charter was organized as a Delaware corporation on July 22, 1999. The principal trading market for Charter common stock (NASDAQ: CHTR) is the NASDAQ. Charter’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. Charter’s telephone number is (203) 905-7801, and its website accessible at www.charter.com.

This joint proxy statement/prospectus incorporates important business and financial information about Charter from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 378 of this joint proxy statement/prospectus.

CCH I, LLC

New Charter is a Delaware limited liability company and a wholly owned subsidiary of Charter. New Charter was organized as a Delaware limited liability company on June 9, 2003. New Charter will be converted into a Delaware corporation immediately prior to the completion of the mergers.

New Charter’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. New Charter’s telephone number is (203) 905-7801.

Merger Subsidiary One

Merger Subsidiary One is a Delaware corporation, and formed solely for the purpose of implementing the mergers. Merger Subsidiary One was organized as a Delaware corporation on May 22, 2015. It has not carried on any activities or operations to date, except for those activities incidental to its organization and undertaken in connection with the transactions contemplated by the merger agreement.

Merger Subsidiary One’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. Merger Sub One’s telephone number is (203) 905-7801.

Merger Subsidiary Two

Merger Subsidiary Two is a Delaware limited liability company and a wholly owned subsidiary of Charter, formed solely for the purpose of implementing the mergers. Merger Subsidiary Two was formed as a Delaware limited liability company on May 22, 2015. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

Merger Subsidiary Two’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. Merger Sub Two’s telephone number is (203) 905-7801.

Merger Subsidiary Three

Merger Subsidiary Three is a Delaware limited liability company and a wholly owned subsidiary of Charter, formed solely for the purpose of implementing the mergers. Merger Subsidiary Three was formed as a Delaware limited liability company on May 22, 2015. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

Merger Subsidiary Three’s principal executive offices are located at 400 Atlantic Street, Stamford, Connecticut 06901. Merger Sub Three’s telephone number is (203) 905-7801.

Time Warner Cable Inc.

TWC is among the largest providers of video, high-speed data and voice services in the United States, with technologically advanced, well-clustered cable systems located mainly in five geographic areas—New York State (including New York City), the Carolinas, the Midwest (including Ohio, Kentucky and Wisconsin), Southern California (including Los Angeles) and Texas. TWC’s mission is to connect its customers to the world—simply, reliably and with superior service. As of June 30, 2015, TWC served approximately 15.5 million residential and business services customers who subscribed to one or more of its video, high-speed data and voice services. In addition, TWC’s residential services include security and home management services, and TWC’s business services include networking and transport services (including cell tower backhaul services) and enterprise-class, cloud-enabled hosting, managed applications and services. TWC also sells video and online advertising inventory to a variety of local, regional and national customers.

TWC was incorporated as a Delaware corporation on March 21, 2003, and TWC and its predecessors have been in the cable business for over 40 years in various legal forms. The principal trading market for TWC common stock (NYSE: TWC) is the New York Stock Exchange. TWC’s principal executive offices are located at 60 Columbus Circle, New York, New York 10023. TWC’s telephone number is (212) 364-8200, and its website is accessible at www.twc.com.

This joint proxy statement/prospectus incorporates important business and financial information about TWC from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 378 of this joint proxy statement/prospectus.

Bright House Networks, LLC

Bright House is a wholly owned subsidiary of Time Warner Entertainment-Advance/Newhouse Partnership (TWE-A/N). TWE-A/N is a partnership between A/N and a subsidiary of TWC. The Bright House systems are managed on a day to day basis by A/N, which is entitled to 100% of the economic benefits of Bright House. TWC and its affiliates provide Bright House with certain programming, engineering and technology services through a services agreement between the parties.

Bright House is a cable operator providing services in the United States with approximately 2.5 million residential and commercial customers as of June 30, 2015. Bright House’s business is concentrated in Florida with smaller operations in Michigan, Alabama, Indiana and California. Bright House provides its subscribers with video, Internet and voice services. Bright House also sells local advertising on cable networks.

Bright House was formed as a Delaware limited liability company on July 9, 2002. Bright House’s principal executive offices are located at 5823 Widewaters Parkway, East Syracuse, New York 13057. Bright House’s telephone number is (315) 463-7675, and its website is accessible at www.brighthouse.com.

THE CHARTER SPECIAL MEETING OF STOCKHOLDERS

This joint proxy statement/prospectus is being provided to Charter stockholders as part of a solicitation of proxies by the Charter board of directors for use at the Charter special meeting. This joint proxy statement/prospectus provides Charter stockholders with important information they need to know to be able to vote, or instruct their brokers or other nominees to vote, at the Charter special meeting.

Date, Time and Location

Together with this joint proxy statement/prospectus, Charter is also sending Charter stockholders a notice of the Charter special meeting and a form of proxy that is solicited by the Charter board of directors for use at the Charter special meeting to be held on September 21, 2015, located at 400 Atlantic Street, Stamford, Connecticut, at 10:00 am, local time, and any adjournments or postponements of the Charter special meeting.

Only Charter stockholders or their proxy holders may attend the Charter special meeting. If you hold shares in your name as of the record date (the close of business on August 14, 2015), please be prepared to provide proper identification, such as a driver’s license, to gain admission to the Charter special meeting.

If you are a beneficial owner of Charter Class A common stock held in “street name” by a broker, bank, nominee or other holder of record as of the record date (the close of business on August 14, 2015), in addition to proper identification, you will also need proof of ownership as of the record date to be admitted to the Charter special meeting. A brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Charter Class A common stock held in “street name” in person at the Charter special meeting, you will have to obtain a legal proxy in your name from the broker, bank, nominee or other holder of record that holds your shares.

Purpose

At the Charter special meeting, Charter stockholders will be asked to consider and vote on the following proposals:

•	to approve the adoption of the merger agreement pursuant to which, among other things, (i) TWC will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity and a wholly owned subsidiary of New Charter and (ii) Charter will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three continuing as the surviving entity and a wholly owned subsidiary of New Charter;

•	to approve the issuance of Class A common stock of New Charter in connection with the mergers contemplated by the merger agreement;

•	to approve the issuance of (i) a newly created Class B common stock of New Charter or Charter, as applicable, and (ii) common units and preferred units of Charter Communications Holdings, LLC (including shares of Class A Common Stock of New Charter or Charter, as applicable, which may be issued upon conversion or exchange of such common units or preferred units), in each case in connection with the BHN transactions;

•	to approve the BHN/Liberty stockholders agreement (including the issuance of shares of New Charter or Charter Class A common stock to Liberty Broadband thereunder), the Liberty investment agreement (including the issuance of New Charter Class A common stock to Liberty Broadband thereunder), the Liberty contribution agreement and other transactions contemplated by the merger agreement and the foregoing agreements with Liberty Broadband and Liberty Interactive, as required by Charter’s existing certificate of incorporation;

•

to approve the adoption of the amended and restated certificate of incorporation (which will include the creation of the new class of Class B common stock of New Charter or Charter, as applicable) that will either be the amended and restated certificate of incorporation of New Charter if the mergers are consummated or the amended and restated certificate of incorporation of Charter if the mergers are not consummated but the BHN transactions are consummated;

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide that the special approval requirements for certain business combination transactions contained in Article Eighth of Charter’s existing certificate of incorporation will only be effective upon the termination of the BHN contribution agreement and will not apply to any transaction agreed or consummated prior to such time;

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will set forth the size and composition requirements for the board of directors that are required by the BHN/Liberty stockholders agreement;

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will specify standards for decisions by the board of directors that are required by the BHN/Liberty stockholders agreement;

•	to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide for certain voting restrictions on Liberty Broadband and A/N as required by the BHN/Liberty stockholders agreement; and

•	to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Charter to its named executive officers in connection with the transactions.

As of the date of this joint proxy statement/prospectus, the Charter board of directors knows of no other matters that will be presented for consideration at the Charter special meeting other than as described in this joint proxy statement/prospectus. If any other matters properly come before the special meeting of Charter stockholders, and that are set forth in the notice for such special meeting in accordance with Charter’s bylaws, or any adjournments of the special meeting are proposed and are properly voted upon, the enclosed proxies will give the individuals that Charter stockholders name as proxies discretionary authority to vote the shares represented by these proxies as to any of these matters; provided, however, that those individuals will only exercise this discretionary authority with respect to matters that were unknown a reasonable time before the solicitation of proxies.

Recommendations of the Charter Board of Directors

After consideration and consultation with its advisors, the members of the Charter board of directors unanimously determined that the merger agreement, the mergers, the stock issuances, the Liberty transactions, the amended and restated certificate of incorporation, the BHN transactions and the other transactions contemplated by the merger agreement, the Liberty agreements and the BHN contribution agreement are fair to and in the best interests of Charter and its stockholders and unanimously approved and declared advisable each of the merger agreement and the mergers and the amended and restated certificate of incorporation, and unanimously approved the stock issuances, the Liberty transactions, the BHN transactions and the other transactions contemplated by the merger agreement, the Liberty agreements and the BHN contribution agreement. In addition, the members of the Charter board of directors (other than the directors affiliated with Liberty Broadband) unanimously determined that the Liberty transactions are fair to and in the best interests of Charter and its stockholders and unanimously approved the Liberty transactions. The Charter board of directors unanimously recommends that Charter stockholders vote “FOR” the approval of the adoption of the merger agreement, “FOR” the approval of each of the stock issuances proposals, “FOR” the approval of the Liberty transactions proposal, “FOR” the approval of each of the certificate of incorporation proposals and “FOR” the Charter advisory compensation proposal. For the factors considered by the Charter board of directors in reaching these decisions and a more detailed discussion of the recommendation of the Charter board of directors that the Charter stockholders approve the foregoing matters, see “The Transactions—Charter’s Reasons for the Mergers and Other Transactions; Recommendation of the Charter Board of Directors.”

Charter Record Date; Outstanding Shares; Stockholders Entitled to Vote

The Charter board of directors has fixed the close of business on August 14, 2015, as the record date for determination of the Charter stockholders entitled to vote at the Charter special meeting or any adjournment or postponement of the Charter special meeting. Only Charter stockholders of record as of the record date are entitled to receive notice of, and to vote at, the Charter special meeting or any adjournment or postponement of the Charter special meeting. As of the close of business on July 31, 2015, there were 112,027,916 shares of Charter Class A common stock outstanding and entitled to vote at the Charter special meeting, held by approximately 35 holders of record. At the close of business on July 31, 2015, there were no shares of Charter Class B common stock, par value $0.001 per share, outstanding or entitled to vote at the Charter special meeting. Each share of Charter Class A common stock shall entitle the holder to one vote on each matter to be considered at the special meeting. A complete list of stockholders entitled to vote at the Charter special meeting will be open to the examination of stockholders on the Charter special meeting date and for a period of ten days prior to the Charter special meeting, during normal business hours, at the offices of Charter, 400 Atlantic Street Stamford, Connecticut 06901.

Quorum

The holders of a majority of the voting power of the Charter Class A common stock issued and outstanding and entitled to vote, present either in person or by proxy at the Charter special meeting, will constitute a quorum. A quorum must be present before a vote can be taken on the Charter merger proposal, each of the stock issuances proposals, the Liberty transactions proposal, each of the certificate of incorporation proposals and the Charter advisory compensation proposal. Abstentions will be deemed present and entitled to vote at the Charter special meeting for the purpose of determining the presence of a quorum. Shares of Charter Class A common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank, nominee or other holder of record, and shares of Charter Class A common stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present and entitled to vote at the Charter special meeting for the purpose of determining the presence of a quorum.

If a quorum is not present or if there are not sufficient votes for the approval of the Charter merger proposal, each of the stock issuances proposals, the Liberty transactions proposal and each of the certificate of incorporation proposals, Charter expects that the Charter special meeting will be adjourned to solicit additional proxies. At any subsequent reconvening of the Charter special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Charter special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Adjournment

In accordance with Charter’s bylaws, the Charter special meeting may be adjourned by the Chairman of the meeting. If the Charter special meeting is adjourned, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

Required Vote

The following are the vote requirements for the proposals of Charter to be presented at the Charter special meeting:

•	Charter Merger Proposal: The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote at the Charter special meeting at which a quorum is present and, with respect to the second merger, the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote at the Charter special meeting at which a quorum is present are required to approve the adoption of the merger agreement.

•	Stock Issuances Proposals: The affirmative vote of a majority of the votes cast at the Charter special meeting at which a quorum is present by holders of shares of Charter Class A common stock is required to approve each of the stock issuances proposals.

•	Liberty Transactions Proposal: The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares of Charter Class A common stock beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote at the Charter special meeting at which a quorum is present is required to approve the Liberty transactions in accordance with Charter’s existing certificate of incorporation and the affirmative vote of a majority of the votes cast by holders of shares of Charter Class A common stock at the Charter special meeting at which a quorum is present is required to approve the Liberty transactions (with respect to stock issuances to Liberty Broadband).

•	Certificate of Incorporation Proposals: The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote at the Charter special meeting at which a quorum is present and the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote at the Charter special meeting at which a quorum is present are required to approve each certificate of incorporation proposal.

•	Charter Advisory Compensation Proposal: The affirmative vote of a majority of the votes cast at the Charter special meeting at which a quorum is present by holders of shares of Charter Class A common stock is required to approve, on an advisory (non-binding) basis, the Charter advisory compensation proposal.

The approval of each of the Charter merger proposal, the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals are conditions to the obligations of TWC, New Charter and Charter to complete the mergers. However, for purposes of satisfying the conditions to the closing of the mergers, the certificate of incorporation proposals are required to be approved by a majority of the outstanding shares of Charter Class A common stock excluding shares beneficially owned by Liberty Broadband and its affiliates and associates. The approval of each of the BHN transactions stock issuance proposal, the Liberty transactions proposal (as it relates to the BHN/Liberty stockholders agreement and the stock issuance to Liberty Broadband in connection with the BHN transactions) and each of the certificate of incorporation proposals are conditions to the obligations of New Charter, Charter and A/N to complete the BHN transactions. Accordingly, Charter cannot complete the mergers (and in certain circumstances the BHN transactions) unless its stockholders approve the Charter merger proposal, the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals as described above. A Charter stockholder’s abstention from voting, the failure of a Charter stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a Charter stockholder’s other failure to vote will have the same effect as a vote “AGAINST” the Charter merger proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals. With respect to each of the stock issuances proposals, assuming a quorum is present, a Charter stockholder’s abstention from voting, the failure of a Charter stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a Charter stockholder’s other failure to vote will have no effect on the applicable stock issuances proposal. The approval of each of the certificate of incorporation proposals is required to approve the adoption of the amended and restated certificate of incorporation. The amended and restated certificate of incorporation will not be filed and become effective if any of the certificate of incorporation proposals is not approved by Charter stockholders. The approval of all of the certificate of incorporation proposals shall constitute the requisite approval of the adoption of the amended and restated certificate of incorporation as required by Delaware law. Approval of the applicable stock issuances proposal and/or the Liberty transactions proposal will constitute approval of each matter contemplated by such proposal.

As described under “Other Agreement—Voting Agreement,” TWC entered into a voting agreement with Liberty Broadband, pursuant to which Liberty Broadband has agreed to vote all of its shares of Charter Class A common stock (i) in favor of the Charter stockholder approvals required in connection with the transactions contemplated by the merger agreement, and (ii) against any corporate action the consummation of which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the merger agreement. In addition, under the BHN/Liberty stockholders agreement, Liberty Broadband must vote all of its shares of Charter Class A common stock in favor of each of the Charter stockholder approvals required in connection with the BHN transactions. As of July 31, 2015, Liberty Broadband held in the aggregate 28,838,718 shares of Charter Class A common stock (representing approximately 25.74% of the outstanding shares of Charter Class A common stock as of such date).

Share Ownership of and Voting by Charter Directors and Executive Officers

As of July 31, 2015, Charter’s directors and executive officers and their affiliates beneficially owned and had the right to vote 1,840,621 shares of Charter Class A common stock at the Charter special meeting, which represents approximately 1.63% of the shares of Charter common stock entitled to vote at the Charter special meeting.

It is expected that Charter’s directors and executive officers will vote their shares “FOR” each of the proposals of Charter, although none of them has entered into any agreement requiring them to do so. However, Liberty Broadband, of which John C. Malone, a member of the board of directors of Charter, is the chairman of the board of directors, and Gregory B. Maffei, another member of the board of directors of Charter, is the chief executive officer, has entered into a voting agreement with TWC, as described in this joint proxy statement/prospectus.

Voting of Shares

If you were a record holder of Charter Class A common stock at the close of business on the record date of the Charter special meeting, a proxy card is enclosed for your use. Charter requests that you submit your proxy to vote your shares as promptly as possible by (i) accessing the Internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the Internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of Charter Class A common stock represented by it will be voted at the Charter special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card. When a stockholder submits a proxy via the Internet or by telephone, his or her proxy is recorded immediately. We encourage you to register your vote via the Internet or by telephone whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also submit your vote in person. Any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be superseded by any vote that you cast at the Charter special meeting.

If a proxy is returned without an indication as to how the shares of Charter Class A common stock represented are to be voted with regard to a particular proposal, the Charter Class A common stock represented by the proxy will be voted in accordance with the recommendation of the Charter board of directors and, therefore, “FOR” the Charter merger proposal, “FOR” for each of the stock issuances proposals, “FOR” the Liberty transactions proposal, “FOR” for each of the certificate of incorporation proposals and “FOR” for the Charter advisory compensation proposal.

Your vote is very important, regardless of the number of shares you own. Accordingly, if you were a record holder of Charter Class A common stock as of the record date of the special meeting, please sign and return the enclosed proxy card or vote via the Internet or telephone whether or not you plan to attend the special meeting in person. Proxies submitted through the specified Internet website or by phone must be received by 11:59 p.m., Eastern Time, on September 20, 2015. If your shares are held in the name of a bank, broker, nominee or other record holder, please follow the instructions on the voting instruction form furnished to you by such record holder.

If your broker, bank or other nominee holds your shares of Charter Class A common stock in “street name,” you must either direct your nominee on how to vote your shares or obtain a proxy from your nominee to vote in person at the Charter special meeting. Please check the voting form used by your nominee for information on how to submit your instructions to them.

If you hold Charter shares in “street name” through a broker, bank, nominee or other holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank, nominee or other holder of record. Please follow the voting instructions provided by your broker, bank, nominee or other holder of record with these materials.

If you hold Charter shares in “street name” through a broker, bank, nominee or other holder of record, to vote by mail, you will also need to sign, date and mark the voting instructions form provided by your broker, bank, nominee or other holder of record and return it in the postage-paid return envelope provided. Your broker, bank, nominee or other holder of record must receive your voting instruction form in sufficient time to vote your shares.

If you hold Charter shares in “street name” through a broker, bank, nominee or other holder of record, you must obtain a legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the Charter special meeting. To request a legal proxy, please contact your broker, bank, nominee or other holder of record.

Under NASDAQ rules, banks, brokers or other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that NASDAQ determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Charter special meeting are such “non-routine” matters, and therefore brokers do not have discretionary authority to vote on any of the proposals. Broker non-votes occur when a bank, broker or other nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power. Not instructing your bank, broker or other nominee how you wish your shares to be voted will have the same effect as a vote “AGAINST” the Charter merger proposal, a vote “AGAINST” the approval of the Liberty transactions proposal and a vote “AGAINST” each of the certificate of incorporation proposals, but will not have an effect on any of the stock issuances proposals (if a quorum is present) or the Charter advisory compensation proposal (if a quorum is present).

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before your shares are voted at the Charter special meeting. If you are a stockholder of record as of the record date (the close of business on August 14, 2015), you can revoke your proxy or change your vote by:

•	sending a written notice that is received prior to the Charter special meeting stating that you revoke your proxy to the corporate secretary of Charter at 400 Atlantic Street, Stamford, Connecticut 06901, that bears a date later than the date of the proxy you want to revoke;

•	properly completing, signing and dating a new proxy card bearing a later date and properly submitting it so that it is received prior to the Charter special meeting;

•	visiting the website shown on the Charter proxy card and submitting a new proxy in the same manner that you would submit your proxy via the Internet or by calling the toll-free number shown on the proxy card to submit a new proxy by telephone; or

•	attending the Charter special meeting (or, if the Charter special meeting is adjourned or postponed, attending the adjourned or postponed meeting) in person and voting your shares.

A registered stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy.

If you hold your shares in “street name” through a broker, bank, nominee or other holder of record, you must contact your broker, bank, nominee or other holder of record to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the Charter special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of Charter Class A common stock in connection with the solicitation of proxies by the board of directors of Charter to be voted at the Charter special meeting and at any adjournments or postponements of the Charter special meeting. Charter will bear all costs and expenses in connection with the solicitation of proxies, except that Charter and TWC will each pay 50% of the costs of filing, printing and mailing this joint proxy statement/prospectus. Charter has retained Innisfree M&A Incorporated, a proxy solicitation firm, to assist in the solicitation of proxies in connection with the Charter special meeting at a cost of approximately $25,000 plus reimbursement of expenses. Upon request, Charter will pay banks, brokers, nominees, fiduciaries or other custodians their reasonable expenses for sending proxy material to, and obtaining instructions from, persons for whom they hold shares. Charter expects to solicit proxies primarily by mail, but directors, officers and other employees of Charter may also solicit in person or by Internet, telephone or mail.

Householding

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits Charter, with your permission, to send a single notice of meeting and, to the extent requested, a single set of this joint proxy statement/prospectus to any household at which two or more stockholders reside if Charter believes they are members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials.

A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of Charter Class A common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Other Information

As of the date of this joint proxy statement/prospectus, the Charter board of directors knows of no other matters that will be presented for consideration at the Charter special meeting other than as described in this joint proxy statement/prospectus. If any other matters properly come before the Charter special meeting, or any adjournments of the Charter special meeting, and that are set forth in the notice for such special meeting in accordance with Charter’s bylaws and are proposed and are properly voted upon, the enclosed proxies will give the individuals that Charter stockholders name as proxies discretionary authority to vote the shares represented by these proxies as to any of these matters; provided, however, that those individuals will only exercise this discretionary authority with respect to matters that were unknown a reasonable time before the solicitation of proxies.

The matters to be considered at the Charter special meeting are of great importance to the stockholders of Charter. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Charter special meeting, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10222

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

or

Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

Attention: Investor Relations

Telephone: (203) 905-7801

Charter stockholders should contact the transfer agent of Charter, at the phone number or address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their stock accounts.

Computershare Shareowner Services

211 Quality Circle, Suite 210

College Station, Texas 77845

Telephone: 1-866-245-6077 (in the United States)

Telephone: 201-680-6578 (outside the United States)

THE TWC SPECIAL MEETING OF STOCKHOLDERS

This joint proxy statement/prospectus is being provided to TWC stockholders as part of a solicitation of proxies by the TWC board of directors for use at the TWC special meeting. This joint proxy statement/prospectus provides TWC stockholders with important information they need to know to be able to vote, or instruct their brokers or other nominees to vote, at the TWC special meeting.

Date, Time and Location

Together with this joint proxy statement/prospectus, TWC is also sending TWC stockholders a notice of the TWC special meeting and a form of proxy that is solicited by the TWC board of directors for use at the TWC special meeting to be held on September 21, 2015, at the Auditorium at the New York Institute of Technology, located at 1871 Broadway, New York, New York, at 10:00 a.m., local time, and any adjournments or postponements of the TWC special meeting.

Only TWC stockholders as of the record date or their proxy holders may attend the TWC special meeting. If you would like to attend the TWC special meeting, because of security procedures, you will need to register in advance to gain admission to the TWC special meeting. You can register by calling (866) 892-8925 toll-free or sending an email with your name and address to: ir@twcable.com by September 18, 2015. In addition to registering in advance, you will be required to present government issued identification (e.g., driver’s license or passport) to enter the meeting. The meeting also will be audiocast live on the Internet at www.twc.com/investors. You may not appoint more than three persons to act as your proxy at the meeting.

If you are a beneficial owner of TWC common stock held in “street name” by a broker, bank, nominee or other holder of record as of the record date (the close of business on July 28, 2015), in addition to proper identification, you will also need proof of ownership as of the record date to be admitted to the TWC special meeting. A brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of TWC common stock held in “street name” in person at the TWC special meeting, you will have to obtain a legal proxy in your name from the broker, bank, nominee or other holder of record that holds your shares.

Purpose

At the TWC special meeting, TWC stockholders will be asked to consider and vote on the following proposals:

•	to approve the adoption of the merger agreement, pursuant to which (i) Merger Subsidiary One will be merged first with and into TWC, with TWC continuing as the surviving corporation, (ii) immediately thereafter TWC will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity and a wholly owned subsidiary of New Charter; and

•	to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by TWC to its named executive officers in connection with the mergers.

Under TWC’s bylaws, the business to be conducted at TWC’s special meeting will be limited to the purposes stated in the notice to TWC stockholders provided with this joint proxy statement/prospectus.

Recommendations of the TWC Board of Directors

After consideration and consultation with its advisors, the TWC board of directors unanimously determined that the merger agreement, the mergers and the other transactions contemplated by the merger agreement are fair to and in the best interests of TWC’s stockholders and unanimously approved and declared advisable the merger agreement, the mergers and the other transactions contemplated by the merger agreement. The TWC board of directors unanimously recommends that TWC stockholders vote “FOR” the approval of the adoption of the merger agreement. See “The Transactions—TWC’s Reasons for the Mergers; Recommendation of the TWC Board of Directors” for a more detailed discussion of the recommendation of the TWC board of directors that TWC stockholders adopt the merger agreement. The TWC board of directors further unanimously recommends that TWC stockholders vote “FOR” the TWC advisory compensation proposal. See “TWC Proposals—TWC Proposal II: TWC Advisory Compensation Proposal” for a more detailed discussion of the recommendation of the TWC board of directors that TWC stockholders vote for the advisory (non-binding) vote to approve certain specified compensation that will or may be paid by TWC to its named executive officers in connection with the mergers.

TWC Record Date; Outstanding Shares; Stockholders Entitled to Vote

The TWC board of directors has fixed the close of business on July 28, 2015, as the record date for determination of the stockholders entitled to vote at the TWC special meeting or any adjournment or postponement of the TWC special meeting. Only TWC stockholders of record as of the record date are entitled to receive notice of, and to vote at, the TWC special meeting or any adjournment or postponement of the TWC special meeting. As of the close of business on July 28, 2015, there were 282,974,273 shares of TWC common stock outstanding. Each holder of TWC common stock is entitled to one vote for each share of TWC common stock owned as of the record date.

A complete list of stockholders entitled to vote at the TWC special meeting will be available for a period of ten days prior to the TWC special meeting at the offices of TWC, located at 60 Columbus Circle, New York, New York 10023, for inspection by any stockholder, for any purpose germane to the TWC special meeting, during usual business hours. The stockholder list also will be available at the TWC special meeting for examination by any stockholder present at the TWC special meeting.

Quorum

The presence at the TWC special meeting, in person or by proxy, of the holders of a majority of the votes entitled to be cast for each proposal as of the record date (the close of business on July 28, 2015) will constitute a quorum for such proposal. Abstentions will be deemed present at the TWC special meeting for the purpose of determining the presence of a quorum. Shares of TWC common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank, nominee or other holder of record will not be considered present at the TWC special meeting for the purpose of determining the presence of a quorum. There must be a quorum for business to be conducted at the TWC special meeting. Failure of a quorum to be represented at the TWC special meeting or at the time of the vote on any proposal will necessitate an adjournment or postponement and will subject TWC to additional expense.

Required Vote

Approval of the adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of TWC common stock entitled to vote. TWC cannot complete the merger unless its stockholders approve the adoption of the merger agreement. Because approval of the adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of TWC common stock entitled to vote, a TWC stockholder’s abstention from voting, the failure of a TWC stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a TWC stockholder’s other failure to vote will have the same effect as a vote “AGAINST” the approval of the adoption of the merger agreement.

Approval, on an advisory (non-binding) basis, of certain specified compensation that will or may be paid by TWC to its named executive officers in connection with the mergers requires the affirmative vote of a majority of the votes cast at the TWC special meeting by holders of shares of TWC common stock. An abstention is not considered a vote cast. Accordingly, assuming a quorum is present, a TWC stockholder’s abstention from voting, the failure of a TWC stockholder who holds his or her shares in “street name” through a broker, bank, nominee or other holder of record to give voting instructions to that broker, bank, nominee or other holder of record or a TWC stockholder’s other failure to vote will have no effect on the outcome of any vote to approve the TWC advisory compensation proposal.

Share Ownership of and Voting by TWC Directors and Executive Officers

As of the record date for the TWC special meeting (the close of business on July 28, 2015), TWC’s directors and executive officers and their affiliates beneficially owned and had the right to vote 178,355 shares of TWC common stock at the TWC special meeting, which represents less than 0.1% of the shares of TWC common stock entitled to vote at the TWC special meeting.

It is expected that TWC’s directors and executive officers will vote their shares “FOR” the approval of the adoption of the merger agreement and “FOR” the TWC advisory compensation proposal, although none of them has entered into any agreement requiring them to do so.

Voting of Shares

Via the Internet or by Telephone

If you hold TWC shares directly in your name as a stockholder of record (that is, if your shares of TWC common stock are registered in your name with Computershare Shareowner Services, TWC’s transfer agent), you may vote via the Internet at www.proxyvote.com or by telephone by calling the toll-free number on the back of your proxy card. Votes submitted via the Internet or by telephone must be received by 11:59 p.m. (Eastern Time) on September 20, 2015.

If you hold TWC shares in “street name” through a broker, bank, nominee or other holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank, nominee or other holder of record. Please follow the voting instructions provided by your broker, bank, nominee or other holder of record with these materials.

By Mail

If you hold TWC shares directly in your name as a stockholder of record (that is, if your shares of TWC common stock are registered in your name with Computershare Shareowner Services, TWC’s transfer agent), you will need to sign, date and mark your proxy card and return it using the postage-paid return envelope provided or return it to Vote Processing, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Broadridge Financial Solutions, Inc. must receive your proxy card no later than the close of business on September 20, 2015.

If you hold TWC shares in “street name” through a broker, bank, nominee or other holder of record, to vote by mail, you will need to sign, date and mark the voting instruction form provided by your broker, bank, nominee or other holder of record and return it in the postage-paid return envelope provided. Your broker, bank, nominee or other holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold TWC shares directly in your name as a stockholder of record (that is, if your shares of TWC common stock are registered in your name with Computershare Shareowner Services, TWC’s transfer agent), you may vote in person at the TWC special meeting. Stockholders of record also may be represented by another person at the TWC special meeting by executing a proper proxy designating that person.

If you hold TWC shares in “street name” through a broker, bank, nominee or other holder of record, you must obtain a legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the TWC special meeting. To request a legal proxy, please contact your broker, bank, nominee or other holder of record.

When a stockholder submits a proxy via the Internet or by telephone, his or her proxy is recorded immediately. We encourage you to register your vote via the Internet or by telephone whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also submit your vote in person. Any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be superseded by any vote that you cast at the TWC special meeting (although attendance at the TWC special meeting will not by itself revoke a proxy).

If your shares of TWC common stock are held in an account at a broker, bank, nominee or other holder of record, you must instruct the broker, bank, nominee or other holder of record on how to vote your shares. Brokers who hold shares of TWC common stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers are typically not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the New York Stock Exchange, both of the proposals described in this joint proxy statement/prospectus to be presented at the TWC special meeting are considered non-routine, and therefore brokers do not have discretionary authority to vote on either of these proposals. If your shares of TWC common stock are held in “street name,” your broker, bank, nominee or other holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank, nominee or other holder of record with this joint proxy statement/prospectus.

If your shares are held in “street name,” a failure to instruct your broker, bank, nominee or other holder of record how to vote your shares will have the same effect as a vote “AGAINST” the approval of the adoption of the merger agreement. If your shares are held in “street name,” a failure to instruct your broker, bank, nominee or other holder of record how to vote your shares will have no effect on the TWC advisory compensation proposal.

Broker non-votes are shares held by a broker that are present in person or represented by proxy at the special meeting, but with respect to which the broker is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers do not have discretionary voting authority with respect to either of the proposals described in this joint proxy statement/prospectus to be presented at the TWC special meeting, if a beneficial owner of shares of TWC common stock held in “street name” does not give voting instructions to the broker, bank, nominee or other holder of record, then those shares will not be present in person or represented by proxy at the TWC special meeting. As a result, it is expected that there will not be any broker non-votes in connection with either of the proposals described in this joint proxy statement/prospectus to be presented at the TWC special meeting.

All shares represented by each properly executed and valid proxy received before the TWC special meeting will be voted in accordance with the instructions given on the proxy. If a TWC stockholder signs a proxy card and returns it without giving instructions, the shares of TWC common stock represented by that proxy card will be voted “FOR” the approval of the adoption of the merger agreement and “FOR” the TWC advisory compensation proposal. No TWC stockholder of record may appoint more than three persons to act as his or her proxy at the special meeting.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the TWC special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the TWC special meeting. If your shares are held in the name of a bank, broker, nominee or other record holder, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before your shares are voted at the TWC special meeting. If you are a stockholder of record as of the record date (the close of business on July 28, 2015), you can revoke your proxy or change your vote by:

•	sending a signed notice stating that you revoke your proxy to the General Counsel of TWC, at TWC’s offices at 60 Columbus Circle, New York, New York 10023, Attention: General Counsel, that bears a date later than the date of the proxy you want to revoke and is received prior to the TWC special meeting;

•	submitting a valid, later-dated proxy by Internet, telephone or mail that is received prior to the TWC special meeting; or

•	attending the TWC special meeting (or, if the TWC special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank, nominee or other holder of record, you must contact your brokerage firm or bank to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the TWC special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of TWC common stock in connection with the solicitation of proxies by the board of directors of TWC to be voted at the TWC special meeting and at any adjournments or postponements of the TWC special meeting. TWC will bear all costs and expenses in connection with the solicitation of proxies, except that TWC and Charter will each pay 50% of the costs of filing, printing and mailing this joint proxy statement/prospectus. TWC has retained MacKenzie Partners, Inc. for a fee of $50,000, plus reimbursement of reasonable out-of-pocket expenses to assist in the solicitation of proxies for the TWC special meeting.

In addition to solicitation by mail, directors, officers and employees of TWC or its subsidiaries may solicit proxies from stockholders by telephone, telegram, email, personal interview or other means. Directors, officers and employees of TWC will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

Householding

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits TWC, with your permission, to send a single notice of meeting and, to the extent requested, a single set of this joint proxy statement/prospectus to any household at which two or more stockholders reside if TWC believes they are members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials.

A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of TWC common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Adjournment

In accordance with TWC’s bylaws, the TWC special meeting may be adjourned by the Chairman of the meeting. If the TWC special meeting is adjourned, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

Other Information

The matters to be considered at the TWC special meeting are of great importance to the stockholders of TWC. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the TWC special meeting, please contact:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Telephone Toll-Free: (800) 322-2885

Telephone Call Collect: (212) 929-5500

Email: proxy@mackenziepartners.com

or

Time Warner Cable Inc.

60 Columbus Circle

New York, New York 10023

Attention: Investor Relations

Telephone: (877) 446-3689

Email: ir@twcable.com

THE TRANSACTIONS

General

This joint proxy statement/prospectus is being provided to holders of TWC common stock in connection with the solicitation of proxies by the board of directors of TWC to be voted at the TWC special meeting and at any adjournments or postponements of the TWC special meeting. At the TWC special meeting, TWC will ask its stockholders to vote on (i) a proposal to approve the adoption of the merger agreement and (ii) a proposal to approve, on an advisory (non-binding) basis, certain specified compensation payments that will or may be paid by TWC to its named executive officers in connection with the mergers.

This joint proxy statement/prospectus is being provided to holders of Charter Class A common stock in connection with the solicitation of proxies by the board of directors of Charter to be voted at the Charter special meeting and at any adjournments or postponements of the Charter special meeting. At the Charter special meeting, Charter will ask its stockholders to vote on (i) a proposal to approve the adoption of the merger agreement, (ii) a proposal to approve the stock issuances, (iii) a proposal to approve the Liberty transactions, (iv) a proposal to approve the adoption of the amended and restated certificate of incorporation that will either be the amended and restated certificate of incorporation of New Charter if the mergers are consummated or the amended and restated certificate of incorporation of Charter if the mergers are not consummated but the transactions with A/N are consummated, and, approve separately certain features of either such amended and restated certificate of incorporation and (v) a proposal to approve, on an advisory (non-binding) basis, certain specified compensation that will or may be paid by Charter to its named executive officers in connection with the transactions.

The merger agreement provides for a series of mergers, pursuant to which both Charter and TWC will become wholly owned subsidiaries of New Charter, which is currently a wholly owned subsidiary of Charter. In the first merger, Merger Subsidiary One will merge with and into TWC, with TWC being the surviving corporation. Immediately following the completion of the first merger, in the second merger, TWC will merge with and into Merger Subsidiary Two, with Merger Subsidiary Two being the surviving entity. Immediately following the completion of the second merger, in the third merger, Charter will merge with and into Merger Subsidiary Three, with Merger Subsidiary Three being the surviving entity. Following the mergers, Charter and TWC will no longer be publicly held corporations and New Charter will be the only publicly held corporation.

The following diagram illustrates in simplified form (ignoring for clarity, among other things, intervening subsidiaries, other subsidiaries not involved in the mergers, and potential post-closing internal reorganizations) the approximate pro forma percentage ownership of New Charter (with respect to A/N, on an as-converted, as-exchanged basis) after the completion of the mergers and BHN transactions assuming (1) that all TWC stockholders elect the Option A Election and (2) that all TWC stockholders elect the Option B Election:

*	As discussed elsewhere in this joint proxy statement/prospectus, after giving effect to the Liberty Interactive proxy and the A/N proxy and the voting cap contained in the BHN/Liberty stockholders agreement, Liberty Broadband is expected to have 25.01% of the outstanding voting power in New Charter following the consummation of the TWC transactions and BHN transactions.

In addition, following the completion of the mergers, Charter expects to complete the BHN transactions, pursuant to which A/N will contribute the membership interests in BHN and any other assets (other than certain excluded assets and liabilities) primarily related to BHN’s business to Charter Holdings in exchange for cash, limited liability company membership interests in Charter Holdings (which are exchangeable in certain circumstances for New Charter Class A common stock) and one share of a new class of New Charter common stock (Class B common stock) with voting rights generally intended to reflect A/N’s economic interests in New

Charter and Charter Holdings. The three mergers described in this joint proxy statement/prospectus are intended to facilitate the combination of TWC and Charter, as well as the completion of the BHN transactions. The approval of each of the Charter merger proposal, the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals are conditions to the obligations of TWC, New Charter and Charter to complete the mergers. However, for purposes of satisfying the conditions to the closing of the mergers, the certificate of incorporation proposals are required to be approved by a majority of the outstanding shares of Charter Class A common stock excluding shares beneficially owned by Liberty Broadband and its affiliates and associates. The approval of each of the BHN transactions stock issuance proposal, the Liberty transactions proposal (as it relates to the BHN/Liberty stockholders agreement and the share issuance to Liberty Broadband) and each of the certificate of incorporation proposals are conditions to the obligations of New Charter, Charter and A/N to complete the BHN transactions. Accordingly, Charter cannot complete the mergers (and in certain circumstances the BHN transactions) unless its stockholders approve the Charter merger proposal, the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals as described above. Copies of the merger agreement, the BHN contribution agreement, the BHN/Liberty stockholders agreement, the Liberty investment agreement and the Liberty contribution agreement are attached as Annexes A, B, C, D and E, respectively, to this joint proxy statement/prospectus. You are urged to read these agreements in their entirety because they are the legal documents that govern the mergers and the other transactions described in this joint proxy statement/prospectus. The form of the amended and restated certificate of incorporation will be attached as Annex G to this to this joint proxy statement/prospectus. For additional information about the mergers and the other transactions, see “The Merger Agreement,” “The BHN Contribution Agreement” and the “Other Agreements” beginning on pages 236, 269 and 283, respectively, of this joint proxy statement/prospectus.

Based on customer data as of June 30, 2015, New Charter’s footprint will have approximately 48 million passings and 24.3 million customer relationships, including 17.2 million video customers, 20.1 million Internet customers, and 10.0 million voice customers. New Charter will face competition in its footprint from AT&T/DIRECTV with a reported 26.3 million video customers nationally combining the AT&T U-Verse customers and DIRECTV customers; Dish Network with a reported 13.9 million national video customers; and Verizon FiOS with 5.8 million video customers nationwide. New Charter will also face competition from traditional over builders and over the top video providers. With respect to Internet services, New Charter will face competition from a combined AT&T/DIRECTV with a reported 16.0 million Internet customers nationally; Verizon Communications Inc. with a reported 9.2 million Internet customers nationally; and other providers including traditional cable over builders, municipal overbuilds and Google Fiber. The FCC recently approved the AT&T/DIRECTV transaction, and in connection with that approval, AT&T committed to expand fiber to the premises services to 12.5 million locations. Such a build out by AT&T would result in increased additional competition for New Charter. In addition, New Charter will compete with wireless carriers that offer voice service and data plans to their customers. Four national wireless carriers, including Verizon, AT&T, Sprint and T-Mobile, provide voice service and Internet access to their wireless customers. As of June 30, 2015, Verizon reported an estimated 103.7 million postpaid subscribers/connections, AT&T reported an estimated 76.5 million postpaid subscribers/connections, T-Mobile reported an estimated 29.3 million postpaid subscribers/connections and Sprint reported an estimated 30.0 million postpaid subscribers/connections. Cable companies typically compete with each other, at most, only when the franchise territories in which they operate overlap, and the larger cable companies have had only minimal overlapping territories. As a result, the creation of New Charter should not result in significant additional competition, if any, with other cable operators for advertising or commercial customers. With respect to advertising sales, New Charter’s broader geographic footprint should make it a more effective competitor to broadcast stations and other sellers of advertising availability.

The following map of the United States shows the expected footprint of New Charter’s operating areas, including Charter’s, TWC’s and BHN’s current footprint:

Based on the number of shares of TWC common stock outstanding as of July 31, 2015, and the number of shares of Charter Class A common stock outstanding as of July 31, 2015, it is expected that, immediately after completion of the mergers, the issuance of shares to Liberty Broadband and the completion of the BHN transactions, and depending on the outcome of the election feature described in this joint proxy statement/prospectus, former TWC stockholders, excluding Liberty Broadband, are expected to own between approximately 41% and 45% of New Charter, A/N is expected to own between approximately 14% and 13% of New Charter on an as-converted, as-exchanged basis, Liberty Broadband is expected to own between approximately 19% and 17% of New Charter and existing Charter stockholders (other than Liberty Broadband) are expected to own between approximately 26% and 24% of New Charter. In connection with the TWC transactions, Liberty Broadband and Liberty Interactive entered into a proxy and right of first refusal agreement, pursuant to which, in connection with the closing of the transactions contemplated by the merger agreement, Liberty Interactive will grant Liberty Broadband an irrevocable proxy to vote all New Charter Class A common stock owned beneficially or of record by Liberty Interactive following such closing, with certain exceptions. In addition, at the closing of the BHN transactions, A/N and Liberty Broadband will enter into a proxy agreement pursuant to which A/N will grant to Liberty Broadband a 5-year irrevocable proxy (which is referred to as the A/N proxy) to vote, subject to certain exceptions, that number of shares of New Charter Class A common stock and New Charter Class B common stock, in each case held by A/N (such shares are referred to as the “proxy shares”), that will result in Liberty Broadband having voting power in New Charter equal to 25.01% of the outstanding voting power of New Charter, provided, that the voting power of the proxy shares will be capped at 7.0% of the outstanding voting power of New Charter. Therefore, giving effect to the Liberty Interactive proxy and the A/N proxy and the voting cap contained in the BHN/Liberty stockholders agreement, Liberty Broadband is expected to have 25.01% of the outstanding voting power in New Charter following the consummation of the TWC transactions and BHN transactions.

Background of the Mergers and Other Transactions

The industry in which TWC and Charter operate is dynamic and evolving technologically and structurally. Therefore, the board of directors and senior management teams of Charter and TWC regularly review their respective company’s performance, future growth prospects and overall strategic direction and consider potential opportunities to strengthen their respective businesses and enhance stockholder value. For each company, these reviews have included consideration of investments and potential strategic business combinations and transactions with third parties that would further their respective strategic objectives and could enhance their respective ability to serve customers and create stockholder value, and the potential benefits and risks of those investments and transactions in light of, among other things, the business environment facing the industries in which the companies operate and each company’s competitive position.

Comcast-TWC Transaction

In early 2013, as part of its ongoing strategic review activities, Charter came to the belief that significant value could be created through the application of Charter’s growth-oriented strategies to the cable assets held by TWC in a combination of the two companies. Between July 10, 2013 and January 13, 2014, Charter made three acquisition proposals to TWC. Each of the proposals made by Charter was at an implied nominal value based on the value of Charter at the time each proposal was made that was lower than the implied nominal value of the consideration offered by Comcast to TWC, as further described below. The TWC board of directors determined each time, after careful consideration of each proposal, that such proposals were not in the best interests of TWC stockholders due to, among other things, the inadequacy of the value of the consideration offered by Charter.

In mid-October 2013, Brian L. Roberts, Chairman and Chief Executive Officer of Comcast Corporation (“Comcast”), indicated to Robert D. Marcus, then President and Chief Operating Officer of TWC and currently Chairman and Chief Executive Officer of TWC, Comcast’s interest in exploring a merger of Comcast and TWC. Over the next several months, Comcast and TWC, together with their respective advisors, engaged in substantive discussions regarding a potential transaction and negotiated the terms of a merger agreement. On February 12, 2014, TWC and Comcast entered into an Agreement and Plan of Merger, by and among TWC, Comcast and Tango Acquisition Sub, Inc. (the “Comcast-TWC merger agreement”), pursuant to which Comcast agreed, on the terms and subject to the conditions therein, to acquire all of TWC’s outstanding common stock in exchange for Comcast common stock (the “Comcast-TWC merger”), with an implied nominal value of $158.82 per share of TWC common stock, as of February 12, 2014. The obligations of Comcast and TWC to complete the Comcast-TWC merger were conditioned upon the receipt of applicable regulatory approvals from the DOJ, the FCC and local franchising authorities, among other things.

Comcast-Charter Transaction

Also following execution of the Comcast-TWC merger agreement, on April 25, 2014, Comcast and Charter entered into a binding term sheet providing for a series of transactions (the “Divestiture Transactions”), including Charter’s acquisition of interests in a new spun-off entity holding certain cable systems of Comcast, Charter’s acquisition of certain cable systems of TWC, and Comcast’s acquisition of certain cable systems of Charter. The closing of the Divestiture Transactions was conditioned upon the closing of the Comcast-TWC merger.

Bright House Transaction

Bright House is a wholly owned subsidiary of Time Warner Entertainment-Advance/Newhouse Partnership (TWE-A/N). TWE-AN is a partnership formed in 1995 between A/N and Time Warner Cable Enterprises LLC (as a successor to Time Warner Entertainment Company, L.P.), a subsidiary of TWC (“TWCE”). The Bright House systems are managed on a day to day basis by A/N, which is entitled to 100% of the economic benefits of Bright House. TWC and its affiliates provide Bright House with certain programming, engineering and technology services through a services agreement between the parties. TWCE and A/N are parties to the Third Amended and Restated Partnership Agreement of Time Warner Entertainment-Advance/Newhouse Partnership, dated as of December 31, 2002 (the “Partnership Agreement”). Pursuant to the Partnership Agreement, TWCE has a right of first offer over dispositions of Bright House by A/N (the “ROFO”).

In early 2014, it was reported in the press that A/N had engaged UBS Securities LLC (“UBS”) as a financial advisor in light of the ongoing speculation surrounding TWC and the possibility that TWC might be acquired by another cable operator. Shortly thereafter, Charter and Bright House began to discuss the possibility of a strategic transaction.

On April 4, 2014, Bright House sent to Charter a list of “guiding principles” that it believed should govern a potential combination between Bright House and Charter, including that the combination should provide a source of regular cash flow to A/N as well as appropriate governance and other rights for A/N in the combined company. On April 18, 2014, Charter and Bright House entered into a non-disclosure agreement contemplating the exchange of confidential information between the parties for the purposes of evaluating a potential combination. In May 2014, the board of directors of Charter received an update on these discussions from Charter management.

On June 11, 2014, A/N sent a high-level term sheet for a potential combination between Charter and Bright House to Charter. The term sheet set forth a proposal for A/N to contribute Bright House to a partnership that would hold the combined company’s operations (“Charter Holdings”) in return for consideration comprising $1 billion in cash, convertible preferred units of Charter Holdings that would deliver cash flow to A/N in the form of preferred dividends, common units of Charter Holdings that would be exchangeable into Charter common stock, and Class B common stock of Charter that would have no economic rights but would entitle A/N to a number of votes to be determined by the number of Charter Holdings common units held (or that would be held upon exchange or conversion of preferred units) by A/N. The term sheet also provided for certain governance rights, including a number of board seats in proportion to A/N’s equity ownership and consent rights over certain major corporate actions.

On June 19, 2014, Charter sent a revised version of the term sheet to A/N proposing limits on A/N’s influence over Charter following a transaction, particularly in conjunction with the existing share ownership and governance rights of Liberty Media Corporation (“Liberty Media”), then Charter’s largest stockholder. Among other changes, the revised term sheet proposed a voting cap of 23.5% of Charter’s outstanding Class A common stock for each of A/N and Liberty Media, that A/N would be permitted to designate three members of Charter’s 11-member board of directors for so long as A/N maintained a voting interest of at least 20% in Charter, that board action would require the approval of majorities of two out of three of the groups of directors (i.e., the directors designated by A/N, the directors designated by Liberty Media and the remaining directors), and that A/N and Liberty Media would be prohibited from acting in concert.

On June 26, 2014, representatives of Goldman, Sachs & Co. (“Goldman Sachs”) and LionTree Advisors, LLC (“LionTree”), Charter’s financial advisors, and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Charter’s legal advisor, had a telephonic meeting with representatives of UBS, A/N’s financial advisor, and Sullivan & Cromwell LLP (“Sullivan & Cromwell”) and Sabin, Bermant & Gould LLP (“Sabin”), A/N’s legal advisors, to discuss the governance provisions in the term sheet. On July 2, 2014, A/N sent Charter a presentation regarding the operations and financial condition of Bright House. Over the following month, Charter and A/N exchanged drafts of the term sheet that included the parties’ respective positions on call rights over preferred units of Charter Holdings, exceptions to the A/N and Liberty Media voting caps, board designation rights, percentage ownership thresholds at which A/N and Liberty Media would lose board designation and other governance rights and cure periods for falling below such thresholds, consent rights of A/N, exceptions to transfer restrictions, and registration rights.

On July 29, 2014, the Charter board of directors met and discussed the proposed combination with Bright House. Over the next several weeks, the parties continued to exchange drafts of the term sheet setting forth the parties’ positions on the topics noted above, as well as the assumption of outstanding Bright House debt and allocation of certain tax attributes and risks and, during this period, representatives of LionTree and Goldman Sachs had calls with representatives of UBS on several occasions to discuss the potential combination. On September 8, 2014, Thomas M. Rutledge, President and Chief Executive Officer of Charter, and other representatives of Charter met with Steven A. Miron, Chief Executive Officer of Bright House, and other representatives of A/N and Bright House to discuss further details regarding the governance rights that Bright House would have following consummation of the potential combination. During this meeting, A/N provided Charter with a presentation containing financial and operational information regarding Bright House.

On September 12, 2014, Charter sent a letter to A/N outlining non-binding proposed financial terms for a combination between Charter and Bright House. The letter stated that Charter valued Bright House at an enterprise value of $9.275 billion. On a cash-free, pension-free basis and on the assumption of Bright House debt of $514 million at closing, the letter proposed consideration comprising $1.5 billion in cash, $2.5 billion of convertible preferred units of Charter Holdings with a 6% coupon and exchangeable into common units of Charter Holdings, common units of Charter Holdings exchangeable into 30.3 million shares of Charter common stock, representing $4.811 billion at Charter’s share price of $158.80 as of September 11, 2014, and future cash payments for 50% of the cash tax savings realized by Charter from the incremental amortization expense of any tax basis step-up generated from an exchange of Bright House’s Charter Holdings common units for Charter Class A common stock. Also included in the letter was a revised version of the term sheet laying out Charter’s proposal regarding governance and other terms of the potential combination, and an explanation of Charter’s proposed treatment of outstanding issues.

On September 18, 2014, A/N replied to Charter proposing that Charter pay A/N consideration of $1.5 billion in cash, $2.5 billion of convertible preferred units of Charter Holdings and common units of Charter Holdings that, together with the convertible preferred units, would imply a pro forma A/N ownership stake in Charter of 30%, on an as-converted, as-exchanged basis. On September 26, 2014, Charter replied, proposing consideration that would imply A/N ownership of Charter of 28.06% and basing its proposal on a price per Charter share of $154.53 for purposes of valuing Charter equity-linked consideration, and A/N further replied on September 30, 2014 with a proposal for an A/N stake of 28.5% and using the $154.53 price as the basis for the conversion price of the convertible preferred units. On October 1, 2014, Charter wrote again to Bright House repeating Charter’s 28.06% proposal.

On October 9, 2014, A/N proposed to Charter a choice between two separate sets of financial and governance terms for the potential combination depending on whether or not the Divestiture Transactions were completed. On October 13, 2014, representatives of Charter met with representatives of A/N to discuss the parties’ positions regarding governance arrangements following the potential combination, including the ownership threshold for A/N and Liberty Media to have consent rights over the selection of the Chairman of Charter, and whether board action would require the approval of a simple majority of all directors or two of three groups of directors designated by A/N, the directors designated by Liberty Media and the remaining directors. The group met again on October 16, and the Charter representatives agreed to continue the negotiations on the basis of a non-binding proposal of a 28.5% pro forma A/N ownership stake in the combined company, contingent on completion of the Comcast transactions. The parties also agreed to a proposal that (subject to certain exceptions) board action following the potential combination would require the approval of a simple majority of an 11-member board rather than two of three of the director groups as described above.

On October 21, 2014, after exchanging a further draft of the non-binding term sheet that laid out the material terms of the potential combination, representatives of Charter and its advisors met with representatives of Bright House and its advisors at the offices of Sabin in New York, New York. The parties agreed that the term sheet was sufficiently advanced that it should be sent to Liberty Media for review.

On October 24, 2014, Liberty Media sent a mark-up of the term sheet to Charter reflecting its comments. Among other changes to the governance arrangements, Liberty Media proposed a number of additional consent rights for Liberty Media, elimination of the voting cap that had been proposed for Liberty Media, and that A/N grant Liberty Media a proxy (the “Bright House Proxy”) to vote as many of A/N’s shares in Charter as would be required to increase Liberty Media’s total voting stake in Charter to 25.01%. Liberty Media’s markup also proposed that Charter grant Liberty Media preemptive rights to maintain its pro rata ownership stake in Charter after the closing of the combination with Bright House in connection with any issuance of equity securities of Charter after signing, and that Charter grant A/N similar preemptive rights in connection with any post-closing issuances.

Later in the afternoon of October 24, 2014, the members of Charter’s board of directors other than the directors designated by Liberty Media (Dr. Malone and Messrs. Huseby, Maffei and Nair) met to discuss the term sheet and also considerations regarding the potential combination with Bright House. During the meeting, the directors also reviewed the potential conflicts of interest of Goldman Sachs and Wachtell Lipton, as well as the potential conflicts of interest of all directors present at the meeting. The independent directors resolved to form a working group comprising Eric L. Zinterhofer, Chairman of Charter, John D. Markley Jr. and Lance Conn to meet as necessary to consider and negotiate the potential transaction. Because LionTree advised the Charter board of directors that they had a substantial historic and ongoing relationship with Liberty, the independent directors of the Charter board of directors negotiated and considered the transactions with Liberty without the participation of LionTree.

Over the course of the next several weeks, Liberty Broadband, which following its spin-off from Liberty Media held the shares of Charter formerly held by Liberty Media, with the advice of Baker Botts L.L.P. (“Baker Botts”), its legal advisor, and Charter, acting through the independent directors and with the advice of Wachtell Lipton and Goldman Sachs continued to negotiate, without the involvement of A/N, the proposed governance and other terms of the potential combination with Bright House. During the negotiations over the scope and nature of Liberty Broadband’s preemptive rights, on November 11, 2014, Liberty Broadband proposed to commit at the signing of the proposed combination to purchase not less than $650 million of Charter Class A common stock at closing at a price of $154.53 per share. On November 18, 2014, Mr. Zinterhofer, together with representatives of Goldman Sachs and Wachtell Lipton, met at Mr. Zinterhofer’s offices in New York, New York with Gregory B. Maffei, President and Chief Executive Officer of Liberty Broadband and a director of Charter, and Liberty Broadband’s advisors to discuss open issues in connection with the potential combination with Bright House, including the grant of preemptive rights allowing Liberty Broadband to maintain its percentage interest in Charter and provisions applying in the event of a change of control of Liberty Broadband. The following day, the independent directors of Charter met to receive an update on developments, discuss the potential combination and negotiations with Liberty Broadband and received a presentation from Goldman Sachs regarding the financial impact on Charter should it proceed with the transaction.

On November 21, 2014, Charter and Liberty Broadband agreed to continue pursuing the potential combination with Bright House on the basis of a revised version of the non-binding term sheet that, among other provisions, provided for pre-emptive rights enabling Liberty Broadband to maintain a 25.01% voting interest in Charter, at closing and in equity issuances thereafter, and for a 13-member board with three Liberty Broadband designees and three A/N designees for as long as each maintained a 20% voting or equity interest in Charter. Later that day, Charter sent the revised term sheet to A/N showing Liberty Broadband’s changes since the October 21, 2014 draft. On the same day, counsel to Liberty Broadband sent a term sheet setting forth proposed terms for the Bright House Proxy to A/N’s counsel.

On November 25, 2014, each of Mr. Zinterhofer and Dr. John C. Malone, Chairman of Liberty Broadband and a director of Charter, separately had telephone conversations with Mr. Miron to discuss the next steps for the potential combination with Bright House. Mr. Miron advised each of them that A/N was still considering the proposed changes to the term sheet that Charter and Liberty Broadband had negotiated since the October 21, 2014 draft.

On December 10, 2014, A/N sent Charter a one-page summary of threshold issues regarding the changes that had been made to the October 21, 2014 term sheet. A/N expressed a willingness to consider the Bright House Proxy for up to three years and also to consider a 13-member board with Mr. Rutledge as Chairman and certain additional consent rights for A/N and Liberty Broadband, and to continue negotiations on that basis. On December 17, 2014, after conversations between Dr. Malone and Mr. Miron, Mr. Zinterhofer and Mr. Rutledge met with Mr. Miron and other representatives of A/N and Bright House to discuss the next steps for the potential combination. The following day, Charter sent Bright House a summary of certain material terms that were reflected on the October 21, 2014 version of the term sheet, revisions to those terms that had been discussed by Charter and A/N on December 17, 2014, and additional revisions that had been requested by Liberty Broadband. On December 19, 2014, Charter and its advisors met with Liberty Broadband and A/N and their respective financial and legal advisors at the offices of Wachtell Lipton to discuss outstanding issues and consider the next steps for the potential combination. The parties agreed to continue to work to resolve the outstanding issues in connection with the potential combination.

On January 9, 2015, Charter and its advisors met with A/N and its advisors to discuss the proposed Bright House Proxy and also the scope of the transfer restrictions to be imposed on Liberty Broadband following completion of the potential combination. On January 11, 2015, Charter and its advisors discussed these issues with Liberty Broadband and its advisors, and in particular A/N’s concerns with potential hedging and pledging by Liberty Broadband of its shares of Charter. Wachtell Lipton sent a revised version of the term sheet to Baker Botts and to Sullivan & Cromwell thereafter.

On January 30, 2015, representatives of Charter and its advisors and representatives of A/N and its advisors met at the offices of Wachtell Lipton to discuss various logistical issues in connection with the potential combination, including the need to conduct mutual diligence by the parties prior to signing, the negotiation of long-form agreements and the preparation of pro forma financial statements that would be filed by Charter with the SEC shortly after signing.

Over the following week, representatives of Wachtell Lipton had several phone calls with representatives of Baker Botts and representatives of Sullivan & Cromwell and, on February 7, 2015, Wachtell Lipton sent a revised version of the term sheet to Baker Botts and Sullivan & Cromwell. On the same day, A/N granted access to Charter and its representatives to a virtual data room containing information about Bright House that had been requested by Charter. The parties exchanged mark-ups of the term sheet over the next several weeks. On February 20, 2015, Wachtell Lipton sent a draft of the BHN contribution agreement to Sullivan & Cromwell and, on February 28, 2015, Sullivan & Cromwell sent a mark-up of the draft BHN contribution agreement to Wachtell Lipton. Among other changes, the mark-up cut back substantially the representations and warranties that Charter had proposed that A/N provide regarding Bright House and its business and limited the scope of indemnification by A/N for breaches of those representations and warranties, and added a termination fee of $400 million to be paid by Charter in the event of a termination of the BHN contribution agreement following a recommendation by Charter’s board of directors against the combination, or if Charter’s stockholders voted against the combination.

On March 1, 2015, Mr. Zinterhofer, Mr. Rutledge, and Mr. Maffei met with Mr. Miron in Utah and informed him that, given the recent rise in Charter’s stock price, Charter would not be willing to proceed with the potential combination on the basis of a reference price of $154.53 per share of Charter Class A common stock as the basis for valuing Charter equity-linked consideration, the price that previously had been the basis for discussions.

On March 5, 2015, Charter’s board of directors met to discuss the potential combination, including a proposal for the acquisition of Bright House based on the 60-day volume weighted average price of Charter Class A common stock prior to signing as the basis for valuing Charter equity-linked consideration, and pointed out that this would incentivize A/N not to delay its response because the weighted average price would increase day-by-day for as long as Charter’s stock price remained higher than $154.53 per share. On March 11, 2015, Charter sent Bright House a revised draft of the term sheet proposing an acquisition of Bright House by Charter for consideration comprised of $1.5 billion in cash (and the assumption of $514 million in debt), $2.5 billion value of convertible preferred units of Charter Holdings, common units of Charter Holdings that would be exchangeable into Charter Class A common stock valued at $5.93 billion based on the 60-day weighted average price of Charter Class A common stock prior to public announcement of the transaction, and voting Class B common stock of Charter with no economic rights. The reference price per share for the Liberty Broadband investment, now to be an aggregate investment of $700 million, in Charter Class A common stock would be increased to the same 60-day weighted average price. On March 12, 2015, various news outlets reported that Charter and A/N were discussing the possibility of an acquisition of Bright House by Charter. Mr. Rutledge and Mr. Miron agreed to disregard, by making a corresponding adjustment to the 60-day weighted average price, the effects of those reports on Charter’s stock price in determining the price used to value Charter equity-linked consideration to be received by A/N and the reference price for the Liberty Broadband investment.

After a number of phone calls among Wachtell Lipton, Sullivan & Cromwell and Sabin, Wachtell Lipton sent a revised draft of the contribution agreement to Sullivan & Cromwell on March 22, 2015 addressing, among other things, the circumstances under which A/N would be required to pay a termination fee in connection with TWC exercising the ROFO, adjustments for working capital and debt, and the scope of and limitations on indemnification provisions.

On March 24, 2015, the directors of Charter other than those designated by Liberty Broadband met to discuss the potential combination of Bright House and Charter. The directors agreed that Charter should continue to pursue the potential combination on substantially the terms proposed in the March 11, 2015 term sheet.

On March 25, 2015, Wachtell Lipton sent a draft of the BHN/Liberty stockholders agreement to Baker Botts and to Sullivan & Cromwell. On the same day, Sullivan & Cromwell sent a revised draft of the BHN contribution agreement to Wachtell Lipton. Over the next several days, Wachtell Lipton, Baker Botts and Sullivan & Cromwell exchanged drafts of the BHN/Liberty stockholders agreement and Wachtell Lipton and Sullivan & Cromwell exchanged drafts of the BHN contribution agreement, in each case reflecting the ongoing negotiations between the parties.

On March 30, 2015, a meeting of the full Charter board of directors was convened. The board first reviewed the strategic and financial benefits to Charter of the proposed transaction and the terms of the proposed agreements, including the provisions with respect to the required Charter stockholder vote, termination fees, and closing conditions (including FCC and other regulatory approvals, as well as the completion of Charter’s pending transactions with Comcast). Representatives of LionTree then reviewed the analysis undertaken by LionTree of the proposed transaction. After a lengthy discussion of the benefits of the proposed transaction, the directors that had been designated by Liberty Broadband voted in favor of the proposed transaction and the resolutions that had been previously circulated, following which they and the representatives of LionTree, which had provided significant services to Liberty Media and Liberty Broadband in the past, then left the meeting. The Charter board of directors then reviewed the negotiations with Liberty Broadband and Bright House regarding the BHN/Liberty stockholders agreement, and the terms of the current draft of the agreement. Representatives of Goldman Sachs then presented an overview of the proposed transaction and their financial analysis of the proposed transaction. After further consideration and consultation with their advisors, all directors present determined that the BHN contribution agreement, the BHN/Liberty stockholders agreement, the contribution of Bright House to Charter and the other transactions contemplated by the BHN contribution agreement and the BHN/Liberty stockholders agreement were fair to and in the best interests of Charter’s stockholders and approved and declared advisable the BHN contribution agreement, the BHN/Liberty stockholders agreement and the transactions contemplated by the BHN contribution agreement and the BHN/Liberty stockholders agreement.

The following day, Charter, A/N and certain of their subsidiaries executed and delivered the BHN contribution agreement pursuant to which A/N agreed to sell and contribute all of the membership interests in Bright House and any other assets (other than certain excluded assets and liabilities) primarily related to Bright House’s business to Charter Holdings, and Charter, New Charter, A/N and Liberty Broadband executed and delivered the BHN/Liberty stockholders agreement, each dated as of March 31, 2015.

On March 31, 2015, A/N delivered to TWCE a letter (the “ROFO Letter”) (i) notifying TWCE that it had entered into the BHN contribution Agreement with Charter and (ii) requesting that, pursuant to the Partnership Agreement, TWCE provide written notice either accepting the offer to purchase Bright House on the terms described in the ROFO Letter, rejecting the offer to purchase Bright House or proposing a counter-offer, no later than May 13, 2015. Following receipt of the ROFO Letter, Mr. Marcus spoke with Mr. Miron to inform him of TWC’s belief that the ROFO Letter did not satisfy the requirements of the Partnership Agreement; Mr. Miron disagreed with Mr. Marcus’ position. From late April 2015 until mid-May 2015, Mr. Marcus and Mr. Miron spoke on several occasions about the terms and status of the transaction between A/N and Charter, and potential transactions that TWC was considering. During that period TWC and its advisors reviewed certain materials contained in the virtual data room concerning Bright House that had been made accessible to TWCE upon delivery of the ROFO Letter, and also engaged in discussions with A/N and its advisors regarding, among other things, the terms and status of the transaction between A/N and Charter.

Termination of Comcast-TWC Transaction

On April 17, 2015, Bloomberg and other press outlets reported that the FCC and the DOJ were considering issues of concern in connection with the pending Comcast-TWC merger, including concerns that the Comcast-TWC merger would present risks to competition and innovation given TWC’s and Comcast’s combined influence in the broadband and pay television businesses and in light of Comcast’s ownership of major national programming networks, and reported that staff attorneys at the DOJ were nearing a recommendation that the DOJ should object to the proposed transaction. Representatives of TWC and Comcast met to discuss developments with respect to such reports.

A meeting of the TWC board of directors was held on April 20, 2015 to discuss the press reports and other recent regulatory developments. Representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), legal advisor to TWC, were present. The TWC board of directors and members of TWC senior management reviewed the options available to the DOJ and the FCC if they were, in fact, inclined to object to the Comcast-TWC merger, and management’s contingency planning if the deal did not proceed. The TWC board of directors and members of TWC senior management then discussed strategic alternatives available to TWC if the Comcast-TWC merger could not be consummated, including continuing to operate as a standalone company or a possible alternative sale of TWC. The TWC board of directors also discussed a potential acquisition of Bright House pursuant to the ROFO Letter. At this same meeting, representatives from Paul, Weiss reviewed with the TWC board of directors its fiduciary duties in considering the recent regulatory developments and the potential strategic alternatives if regulatory approval could not be obtained.

On April 22, 2015, separate meetings were held between representatives of Comcast, TWC, and Charter, on the one hand, and the FCC on the other hand, and between Comcast, TWC and Charter, on the one hand, and the DOJ, on the other hand, during which members of the staffs of the FCC and DOJ expressed various concerns in relation to a combination of Comcast and TWC, including concerns that the Comcast-TWC merger would present risks to competition and innovation given TWC’s and Comcast’s combined influence in the broadband and pay television businesses and in light of Comcast’s ownership of major national programming networks. At the meeting with the FCC, the staff informed the parties that it would recommend issuing a hearing designation order (an “HDO”) for the transaction, which would have subjected approval of the transaction to a hearing before an administrative law judge. Following briefings by their respective legal advisors, TWC and Comcast concluded that, as a practical matter, issuance of an HDO would make it unlikely that the required regulatory approvals for completion of the Comcast-TWC merger could be obtained because a hearing would have entailed an extremely long process with no guarantee of approval, which would have extended beyond the end date set forth in the Comcast-TWC merger agreement and which would have created a period of substantial uncertainty for both TWC and Comcast pending a decision.

The following day, a representative of Comcast informed TWC that Comcast had contacted representatives of the FCC to confirm whether any conditions or other remedies could be implemented to address the concerns raised by the FCC and that the FCC indicated to Comcast that it was unlikely that any conditions or other remedies would be available to allay its concerns.

Between April 18, 2015 and April 24, 2015, Mr. Marcus and Mr. Roberts held several telephonic meetings to discuss the status of the regulatory process. On April 23, 2015, they agreed that, subject to the approval of their respective boards of directors, it was in the mutual best interest of TWC and Comcast to terminate the Comcast-TWC merger agreement.

On April 24, 2015, the TWC board of directors convened to discuss the most recent regulatory developments during the preceding days. Representatives of Paul, Weiss were present at the meeting. Mr. Marcus informed the TWC board of directors of the meetings held with the FCC and the DOJ and the view of TWC’s senior management team that the FCC’s planned issuance of an HDO would make it unlikely that the required regulatory approvals for completion of the Comcast-TWC merger could be obtained. Senior management of TWC also informed the TWC board of directors that, based on these developments, Comcast was prepared to agree with TWC to an early termination of the Comcast-TWC merger agreement, which would require both parties’ consent. The TWC board of directors and members of its senior management again reviewed strategic alternatives available to TWC if the Comcast-TWC merger could not be consummated, including continuing to operate as a standalone entity, as well as potential strategic transactions. In that regard, members of TWC senior management noted that they had been engaging and discussing with TWC’s outside financial and legal advisors in anticipation of a potential transaction opportunity with Charter and a potential transaction with A/N pursuant to the ROFO Letter or otherwise. The TWC board of directors asked questions and, following discussion, authorized management to move forward to effectuate an early termination of the Comcast-TWC merger agreement.

Following the TWC board of directors meeting on April 24, 2015, Comcast and TWC mutually agreed to terminate the Comcast-TWC merger agreement and issued a press release announcing such termination. That same day, Comcast and TWC delivered a notice of termination of the Comcast-TWC merger agreement to Charter and Comcast terminated the Divestiture Transactions with Charter.

Charter-TWC Transaction

Later on April 24, 2015, Mr. Rutledge spoke with Mr. Marcus regarding the termination of the Comcast-TWC merger agreement and expressed interest in engaging with TWC in discussions regarding a potential combination. Mr. Rutledge and Mr. Marcus agreed to meet to further discuss a potential transaction on May 5, 2015 in Chicago, where they would both be attending the annual Internet and Television Expo. Following the call between Mr. Rutledge and Mr. Marcus, at the request of TWC and Charter, TWC’s and Charter’s respective financial advisors discussed potential process considerations. Mr. Zinterhofer and Dr. Malone separately spoke with Mr. Marcus about this possibility as well.

Also on April 24, 2015, Mr. Marcus spoke with Mr. Miron to inform him that TWCE would be sending A/N a letter in due course to reiterate TWC’s belief that the ROFO Letter delivered by A/N did not satisfy the requirements of the Partnership Agreement.

As a result of the termination of the Comcast-TWC merger agreement, pursuant to the BHN contribution agreement and BHN/Liberty stockholders agreement as then in effect, Charter, A/N and Liberty Broadband became obligated to negotiate in good faith potential amendments to those agreements for at least 30 days. On April 24, 2015, Mr. Rutledge spoke with Mr. Maffei and noted Charter’s possible interest in pursuing a strategic transaction with TWC, and Mr. Maffei expressed general support for Charter pursuing a transaction with TWC and for continuing discussions with Bright House. Mr. Maffei also noted Liberty Broadband’s interest in making a significant additional investment in Charter, including by exchanging its TWC shares for Charter shares, and that Liberty Interactive might consider engaging in a similar transaction, in light of Charter’s potential financing needs and Liberty Broadband’s desire to maintain its percentage equity interest in Charter, assuming such exchange could occur on a tax-free basis. Charter also began discussions with debt financing sources regarding the financing for any potential transaction.

On April 28, 2015, Charter’s board of directors met to discuss potential strategic alternatives in light of the termination of the Comcast-TWC merger agreement, including a potential acquisition of TWC and potentially recommitting to the Bright House transactions. On April 29, 2015, Mr. Rutledge spoke with Mr. Miron who expressed his general support for continuing the Bright House transaction in connection with a Charter merger with TWC.

In early May 2015, Morgan Stanley & Co. LLC (“Morgan Stanley”) and Citigroup Global Markets Inc. (“Citi”), two of TWC’s financial advisors (which had been retained in May 2013 and June 2013, respectively, to provide TWC with general financial advice and to assist TWC in considering and responding to Charter’s overtures), each informed TWC that they had received a phone call from a representative of a European-based multinational cable and telecommunications company (“Company A”) indicating that it had an interest in acquiring TWC. Arthur T. Minson, then Chief Financial Officer of TWC, indicated to Morgan Stanley and Citi that Company A should contact TWC directly with its interest.

On May 4, 2015, Charter’s board of directors met to review further operational and financial analyses regarding a potential acquisition of TWC and the continuation of the combination with BHN. In addition to reviewing the overall benefits and considerations of these transactions both together and separately, the Charter board of directors considered the ability of Charter to proceed with a TWC transaction either with or without consummation of the Bright House transaction or further equity investment by Liberty Broadband, as well as the financial benefits and considerations of continuing with the Bright House transaction in light of a TWC transaction and the reasons for the board’s prior approval of the BHN transactions. Following discussion, the Charter board of directors authorized Charter’s management to make an offer to acquire TWC for an implied nominal value of approximately $172.50 per TWC share based on Charter’s share price as of May 4, 2015, consisting of $100 in cash and 0.387 Charter shares per TWC share, and, separately, reaffirmed the willingness of Charter’s board of directors to complete the Bright House transaction on substantially the same economic and governance terms as previously agreed.

On May 5, 2015, Mr. Rutledge and Christopher L. Winfrey, Executive Vice President and Chief Financial Officer of Charter, met with Mr. Marcus and Mr. Minson to discuss pursuing a potential merger. During that discussion, the participants discussed various aspects of a transaction, including regulatory issues and relative valuations of the two companies, and Mr. Rutledge and Mr. Winfrey presented the offer approved by Charter’s board of directors on the previous day. Mr. Marcus gave his view that the offer undervalued TWC and that a substantially higher offer would be required in order for Mr. Marcus to recommend a proposal to the TWC board of directors. Mr. Marcus indicated that he would inform the TWC board of directors of Charter’s offer, and that he would provide Mr. Rutledge and Mr. Winfrey with guidance as to the value at which TWC might be willing to proceed with a transaction.

That same day, the Chief Executive Officer of Company A (“Company A CEO”) called Mr. Minson to express Company A’s strong interest in exploring a possible transaction with TWC. During that conversation, Mr. Minson and Company A engaged in preliminary discussions regarding the contemplated price that Company A intended to offer to TWC, which Company A CEO specified would be higher than the prices that the press and analysts were speculating that Charter would offer. On May 7, 2015, a representative of Company A CEO contacted Mr. Zinterhofer to inform him that Company A was interested in an acquisition of TWC.

On May 8, 2015, Mr. Minson spoke again with Company A CEO about a potential transaction with TWC. As part of that conversation, Company A CEO indicated that Company A was prepared to consider a potential price per share of TWC within a range of approximately $180 per share to approximately $200 per share.

Also on May 8, 2015, a telephonic meeting of the TWC board of directors was convened, at which senior management of TWC updated the TWC board of directors on the May 5, 2015 meeting with Charter, including the proposal made by Charter at such meeting and TWC senior management’s view that the proposal undervalued TWC. TWC senior management also informed the TWC board of directors that Company A had emerged as a potential acquiror of TWC. The TWC board of directors also discussed continuing to operate as a standalone company. Finally, the TWC board of directors considered a potential transaction with A/N regarding Bright House, either by responding to the ROFO Letter or otherwise, and either alone or in conjunction with other possible strategic alternatives.

On May 10, 2015, TWC and Company A entered into a mutual non-disclosure and standstill agreement (the “Company A NDA”).

On May 10, 2015, Mr. Marcus and Company A’s chairman and controlling shareholder (“Company A Chairman”) discussed by telephone Company A’s interest in exploring a potential transaction with TWC. Company A Chairman expressed a strong interest in acquiring TWC and indicated a high degree of confidence in Company A’s ability to secure financing and move quickly.

A meeting of the TWC board of directors was held on May 11, 2015. Representatives of Paul, Weiss, Skadden, Arps, Slate, Meagher & Flom (“Skadden”), legal advisors to the TWC independent directors, Morgan Stanley, Citi and Allen & Company LLC (“Allen & Company”), financial advisors to TWC (which had been retained in April 2013 to provide TWC with general financial advice and to assist TWC in considering and responding to Charter’s overtures), and Centerview Partners LLC (“Centerview”), financial advisor to the TWC independent directors, were present. In early January 2014, the TWC independent directors determined to retain Skadden and Centerview as additional legal and financial advisors, respectively, based on their view that it would be helpful to receive the separate advice of their own advisors and that it would be good practice to do so. TWC’s independent directors are all of the TWC directors other than Mr. Marcus. Centerview was retained to provide the TWC independent directors with general financial advice and to assist the TWC independent directors in connection with their consideration of potential strategic transactions. The TWC board of directors, members of TWC senior management, and TWC’s legal and financial advisors discussed recent developments and reviewed management’s analysis of four possible courses of action available to TWC: (1) pursuing a transaction with Company A; (2) pursuing a transaction with Charter; (3) responding to the ROFO Letter or otherwise pursuing a transaction with A/N regarding Bright House (either alone or potentially in conjunction with a transaction with either Company A or Charter); and (4) continuing to operate as a standalone company. At this meeting, the TWC board of directors also discussed Morgan Stanley’s other engagements on behalf of Company A. After discussion, the TWC board of directors concluded that, given the important role of Morgan Stanley on behalf of TWC since Charter first approached TWC in 2013, and because the Morgan Stanley team involved in the Company A engagements was separate from the team working for TWC, the benefits of Morgan Stanley continuing as a financial advisor to TWC outweighed any actual or perceived conflicts arising from such engagements.

On May 11, 2015, Company A CEO contacted Mr. Minson via electronic mail. Company A CEO emphasized to Mr. Minson that Company A was very serious about pursuing a transaction and was engaging with potential debt financing sources that would provide Company A with all of the financing required for such a transaction on an expedited timeline. That same day, Mr. Marcus and Mr. Minson also met with Company A CEO and discussed, among other things, potential deal structure and terms related to deal certainty. During the meeting, Company A CEO indicated that Company A would be willing to assume responsibility for all regulatory and financing risks in connection with a transaction.

Additionally, on May 11, 2015, TWCE sent a notice to A/N’s legal advisors stating its belief, as previously communicated by Mr. Marcus to Mr. Miron, that the ROFO Letter was not a valid “Offer Notice” as it did not satisfy the requirements for an Offer Notice as set forth in the Partnership Agreement, and, as a result, no action was required of TWCE at that time with respect to the Bright House transaction.

On May 12, 2015, senior management of TWC and Company A, together with representatives of TWC’s and Company A’s respective advisors, met at the offices of Paul, Weiss to conduct a due diligence review of the business and operations of TWC. Representatives of Company A’s potential debt financing sources also attended the meetings. On the morning of May 13, 2015, representatives of senior management of TWC and Company A and representatives of their respective legal advisors met at the offices of Paul, Weiss to discuss certain legal and regulatory considerations in connection with a potential transaction, including regulatory hurdles that would be uniquely attributable to a foreign buyer.

Also on May 13, 2015, Mr. Marcus received a call from Mr. Zinterhofer, indicating that Charter was aware of Company A’s interest in acquiring TWC. Mr. Zinterhofer encouraged TWC to begin promptly negotiating a transaction with Charter, and Mr. Marcus informed Mr. Zinterhofer that Charter should put its best foot forward if it wanted to pursue a transaction with TWC. Representatives of TWC continued to have discussions with representatives of Company A regarding the potential transaction and TWC impressed upon Company A the competitive nature of the process and the need to present a concrete and actionable proposal for TWC to consider.

Later that day, a telephonic meeting of the TWC board of directors was convened, with representatives of Paul, Weiss, Skadden, Allen & Company, Centerview, Citi and Morgan Stanley in attendance. At the meeting, TWC senior management provided the TWC board of directors with an update regarding the discussions with Company A, including with respect to the legal and regulatory considerations, such as the additional regulatory approval that may be required for a transaction with a non-U.S. buyer. TWC senior management also discussed with the TWC board the regulatory approvals that would be required in connection with a Charter transaction. Mr. Marcus also discussed the operational implications of pursuing each of the potential paths (a transaction with Company A, a transaction with Charter or continuing to operate as a standalone company). The independent members of the TWC board of directors then met separately with representatives of Skadden to discuss the proposed transaction with Company A and other alternatives potentially available to TWC. The TWC board of directors agreed with TWC senior management’s recommendation that TWC continue to engage in discussions with both Charter and Company A, including encouraging Charter to make another, more favorable proposal in light of the fact that there were now multiple bidders for TWC.

Additionally on May 13, 2015, TWCE received a letter from the legal advisors to A/N, stating that A/N disagreed with each of the assertions stated in the notice delivered by TWCE on May 11, 2015, and that it believed the ROFO Letter constituted a valid notice pursuant to the terms of the Partnership Agreement.

On May 14, 2015, members of senior management of Company A met with members of senior management of TWC at the offices of Paul, Weiss to discuss Company A’s proposed terms for a transaction. At that meeting, Company A indicated that, in a potential acquisition of TWC, it would be willing to pay approximately 75%-85% of the consideration in cash, the majority of which would be funded through incremental leverage at TWC, and the remainder of which would be funded through private equity participation or a rights offering. The remaining 15-25% of the purchase price would be payable in the form of Company A shares delivered to TWC stockholders. Company A also indicated to TWC that it believed it could obtain significant synergies in an acquisition of TWC, that it was confident it could deliver an attractive proposal on the timetable outlined by TWC and its advisors, and that it would have fully committed financing in place prior to entering into an agreement with respect to a potential transaction. Representatives of Company A’s financial advisors, a leading investment bank, also attended the meeting and stated that the bank was prepared to commit to the financing of a potential acquisition of TWC by Company A. At that meeting, Company A also indicated that it would not make a formal proposal to acquire TWC until Company A Chairman met in person with Mr. Marcus, which was scheduled to occur on May 20, 2015. In the interest of making progress on a potential transaction pending that meeting, Mr. Minson suggested to Company A that Paul, Weiss would send a draft merger agreement with TWC’s proposed terms to Company A’s legal advisors the next day. Company A agreed with that suggestion and agreed to respond to the draft merger agreement expeditiously.

Later that day, Company A CEO contacted Mr. Minson by telephone to further discuss Company A’s forthcoming bid and the upcoming meeting between Mr. Marcus and Company A Chairman. Members of TWC’s senior management also met with three additional banks identified by Company A as potential lenders in connection with a transaction between Company A and TWC. All of the banks confirmed they were prepared to finance such a transaction and would be willing to bridge the cash portion of Company A’s bid, including any equity financing, if it were unable to obtain equity commitments in a timely manner. Company A CEO requested a waiver of the provision of the Company A NDA that restricted Company A from sharing information with potential equity financing sources so that Company A could contact specified potential co-investors. TWC provided the waiver to permit Company A to discuss the potential transaction with four private equity firms.

On May 15, 2015, Paul, Weiss delivered an initial draft of a proposed merger agreement to Company A’s legal advisors. That same day, as previously authorized by the TWC board of directors, TWC’s financial advisors contacted Charter’s financial advisors to indicate that an alternative transaction was progressing rapidly, encouraged Charter to resubmit a revised offer at a higher price by May 18, 2015 and suggested that a failure to act quickly could result in Charter’s loss of an opportunity for a transaction with TWC.

Later that day, Mr. Rutledge called Mr. Miron to request that Bright House publicly announce its willingness to proceed with a transaction with Charter and to deliver a letter to that effect in connection with Charter’s revised offer to TWC. Over the course of the following three days, Charter and Bright House, together with their advisors, exchanged and discussed drafts of these proposed communications and discussed potential amendments to the terms of the BHN contribution agreement.

Also on May 15, 2015, Mr. Winfrey contacted Mr. Minson to discuss matters with respect to programming, the tax structure of a potential transaction between Charter and TWC and rating agency considerations.

On May 16, 2015, representatives of Charter and TWC communicated regarding the potential exchange of due diligence information between TWC and Charter. Later that day, Paul, Weiss delivered a draft non-disclosure agreement to Wachtell Lipton.

On May 16, 2015, members of Charter management had a call with members of Liberty Broadband management, including Mr. Maffei, to discuss the potential terms on which Liberty Broadband was interested in making an additional investment in Charter shares to partially finance the cash portion of the consideration to be paid to TWC stockholders and the terms on which Liberty Broadband would consider exchanging TWC shares for Charter shares. Charter also requested that Liberty Broadband provide a support letter to be delivered with Charter’s proposal to TWC, reflecting its willingness to make such investment and exchange. Liberty Broadband indicated that Liberty Interactive might be interested in exchanging its shares of TWC stock for shares of Charter stock on the same terms as Liberty Broadband instead of receiving cash and stock consideration. If accomplished these actions would have the effect of further reducing Charter’s financing needs. Charter communicated to its debt financing sources the latest developments and continued negotiations regarding debt financing commitments in connection with the transactions.

Also on May 16, 2015, representatives of TWC and Company A, including TWC’s and Company A’s respective advisors, held a due diligence call. On May 17, 2015, representatives of Company A’s legal advisors and representatives of Paul, Weiss discussed the terms of the draft merger agreement.

On May 17, 2015, Mr. Maffei advised Charter that, subject to board approval, in connection with an acquisition of TWC, Liberty Broadband was prepared to invest up to $4.5 billion at the Charter reference price for the Bright House transaction, approximately $173 per share. Later that day, the independent directors of Charter’s board of directors met to receive an update from Mr. Zinterhofer and Wachtell Lipton regarding the Liberty Broadband investment, including the ongoing discussions regarding the aggregate amount of the investment and the per share price. Discussions continued over the next day as to the pricing and other terms of this investment and, on May 18, 2015, Liberty Broadband delivered a support letter to Charter stating its willingness to invest additional funds to acquire Charter stock without reference to a per share price.

On May 18, 2015, Charter’s board of directors met with Charter management and Charter’s financial and legal advisors to discuss the submission of a revised offer to TWC. The Charter board of directors reviewed financial and other analyses prepared by Charter’s management and financial advisors regarding multiple potential scenarios, including with and without an acquisition of Bright House and/or additional investment by Liberty Broadband. The Charter board of directors also considered the potential terms of a TWC acquisition, including the ability of either party to consider an alternative transaction or otherwise change its board’s recommendation to stockholders, as well as risks relating to Charter’s commitments to obtain regulatory approvals and the possible payment of a termination fee if certain regulatory approvals were not obtained. Following discussion, the Charter board of directors authorized Charter management to offer to acquire TWC for an implied nominal value of $190 per TWC share based on the then-prevailing 60-day volume-weighted average price of Charter Class A common stock, consisting of $100 in cash and 0.485 shares of Charter Class A common stock per share of TWC common stock. The directors designated by Liberty Broadband and LionTree then left the meeting, and the remaining directors of Charter, together with Goldman Sachs and Wachtell Lipton, discussed the potential Liberty Broadband investment and appropriate valuation for that investment, and the terms, including with respect to corporate governance, of the Bright House transaction.

Following this meeting, Charter and Bright House jointly announced in a press release that they remained committed to completing their transaction on the same economic and governance terms and that they had extended their good faith negotiating period for an additional 30 days. In addition, Charter delivered to TWC a revised offer on the terms approved by the Charter board of directors, together with the letter of support from Bright House reaffirming its willingness to proceed with a transaction and a letter of support from Liberty Broadband confirming its willingness to invest approximately $5.0 billion in connection with a transaction.

On May 18, 2015, representatives of TWC and Company A, together with TWC’s and Charter’s respective advisors, continued to engage in due diligence and reverse due diligence reviews and exchanged selected financial, technical accounting, legal and other business information.

On May 18, 2015, Mr. Minson spoke with Company A CEO and informed him that TWC had received a revised proposal from Charter and that, as a result, Company A should plan to provide TWC with a written proposal so that the TWC board of directors could consider both bids at its next board of directors’ meeting, scheduled for May 21, 2015. Representatives of TWC further informed Company A that the TWC board of directors would make a decision with respect to the proposals received at such meeting. Company A CEO responded that TWC would receive a bid from Company A on the evening of May 20, 2015, after the meeting with Company A Chairman.

On May 19, 2015, the TWC board of directors met telephonically, with representatives of Paul, Weiss, Skadden, Allen & Company, Centerview, Citi and Morgan Stanley in attendance, to review recent developments and to discuss the potential transactions with Company A and Charter. At the meeting, representatives of Paul, Weiss reviewed with the TWC board of directors its fiduciary duties under Delaware law, including and specifically in connection with an analysis of competing bids. In anticipation of evaluating competing proposals from Company A and Charter at its May 21, 2015 meeting, the TWC board of directors, TWC’s senior management, and their advisors discussed the issues for consideration in the two potential transactions, including the regulatory approvals that would be required in connection with either deal and an additional regulatory approval that would be required in a transaction with Company A as a result of it being a non-U.S. Company, reviewed certain financial and operational analyses, and discussed the strategic rationale of each proposed transaction, including potential synergies. The independent members of the TWC board of directors then met separately with representatives of Skadden and Centerview to discuss the proposed transactions with Company A and Charter. The TWC board of directors instructed management and TWC’s advisors to continue discussions with Charter and Company A on a potential transaction to acquire TWC.

Also on May 19, 2015, as previously authorized by the TWC board of directors, TWC’s financial advisors called Charter’s financial advisors to provide initial feedback on the Charter proposal. In particular, the TWC advisors indicated that Charter’s offer was being evaluated based on Charter’s spot price rather than its volume-weighted average price over a longer period, and identified the level of Charter’s commitments to obtain regulatory approvals and size of the regulatory termination fee as areas for improvement in Charter’s proposal. That same day, Mr. Minson discussed with Mr. Winfrey TWC’s expectation that Charter would increase the value of its offer in its revised proposal. In addition, the independent directors of Charter met telephonically, together with Wachtell Lipton, to discuss the feedback from TWC and the ongoing negotiations with Liberty Broadband regarding the per share price at which Liberty Broadband would invest.

On May 20, 2015, Company A Chairman and Company A CEO met with Mr. Marcus and Mr. Minson. The attendees discussed various aspects of a potential transaction. The Company A representatives did not make a formal proposal at that meeting, but Company A Chairman indicated that he anticipated submitting a proposal prior to TWC’s board of directors meeting scheduled for the next morning and that he was confident that TWC would find such proposal attractive.

Also on May 20, 2015, representatives of TWC and Paul, Weiss held a reverse due diligence call with the General Counsel of Company A and its outside legal advisors.

On May 20 and May 21, 2015, representatives of Charter, including Mr. Rutledge, Mr. Zinterhofer and Goldman Sachs, had several discussions with Mr. Maffei regarding the pricing of the Liberty Broadband investment. On May 20, 2015, Wachtell Lipton began discussions with Baker Botts regarding documentation of both the Liberty Broadband investment and an agreement for Liberty Broadband and Liberty Interactive to exchange their TWC shares for Charter shares, and exchanged drafts of the revised support letter from Liberty Broadband which included a support letter from Liberty Interactive to Liberty Broadband. Charter and Liberty Broadband eventually agreed that Liberty Broadband’s $700 million investment provided for in the original BHN contribution agreement would remain at the approximately $173 per share price specified in those agreements, while Liberty Broadband’s additional investment, which was to be for $4.3 billion, would be priced at a recent market price, on which the TWC transaction value was also based.

Late in the day on May 20, 2015, Company A’s financial advisors contacted representatives of TWC to inform them that Company A would not submit a formal offer at that time. On the morning of May 21, 2015, Company A CEO contacted Mr. Minson and informed him that Company A would not be able to make an offer on the timetable that TWC had specified.

On May 21, 2015, Charter’s board of directors met to discuss potential amendments to its offer, including the views of management and its financial advisors and updated financial analyses of a TWC offer at various price points and with or without consummation of the Bright House transaction. In particular, Charter’s board considered the possibility of increasing the cash component of the offered consideration and considered the additional financing provided by Liberty Broadband’s proposed investment, and further considered a cash election mechanism in order to improve overall value to TWC stockholders by providing a choice as to the form of a portion of the consideration and reducing the exposure of TWC stockholders to a decline in the value of Charter’s stock. Following discussion, the Charter board of directors authorized increasing the offer for TWC to an implied nominal value of $195.71 per TWC share based on the closing price of Charter stock on May 20, 2015, or approximate implied nominal value of $200 per TWC share based on the then-prevailing 60-day volume-weighted average price of Charter Class A common stock, consisting of an election for each TWC stockholder to receive either $100 or $115 in cash, and either 0.5409 Charter shares per TWC share or 0.4562 Charter shares per TWC share, respectively. The Charter board of directors also discussed a regulatory efforts covenant that would require Charter to accept conditions imposed by regulatory authorities as long as such conditions did not result in a material adverse effect on the combined company and increasing the regulatory termination fee for failure to receive federal regulatory approvals to $2 billion (from Charter’s previous offer of $1 billion) in certain circumstances. Following the meeting, Mr. Rutledge called Mr. Marcus to present a revised offer reflecting these revised terms. Following that conversation, Mr. Rutledge sent Mr. Marcus a written offer reflecting the terms discussed, along with a draft merger agreement.

On May 21, 2015, a meeting of the TWC board of directors was held. Representatives of Paul, Weiss, Skadden, Allen & Company, Centerview, Citi, Morgan Stanley, and Latham & Watkins LLP, FCC Counsel to TWC, were present at the meeting. The TWC board of directors was informed that Company A had determined not to submit a proposal at that time. The TWC board of directors and members of TWC senior management discussed the proposal put forward by Charter on May 21, 2015, including its structure, price and other terms and conditions. Paul, Weiss also described to the TWC board of directors certain key terms that were either in the proposal or would need to be negotiated, including Charter’s proposed standard with respect to obtaining regulatory approvals and terms related to deal certainty, the $2 billion reverse termination fee for failure to obtain certain regulatory approvals, Charter’s right to terminate the proposed agreement only if conditions sought by regulators would have a material adverse effect on the combined company and required approvals by Charter’s stockholders. Also discussed was TWC’s ability to enter into a superior proposal under certain circumstances. During the meeting, each of Allen & Company, Centerview, Citi and Morgan Stanley indicated that it expected to be in a position to render to the TWC board an opinion, subject to customary assumptions and qualifications, regarding the consideration payable in the proposed transaction. Following discussion, the TWC board of directors authorized management to negotiate definitive documents with Charter and requested that TWC’s management schedule a follow-up meeting of the TWC board of directors at which the definitive draft documents could be reviewed and considered for approval. Following the TWC board of directors meeting, Mr. Marcus called Mr. Rutledge to inform him that TWC was authorized to proceed on the basis of Charter’s May 21 proposal, subject to resolving the then-open issues, and they discussed the process for completing the proposed transaction. Mr. Marcus and Mr. Rutledge had various conversations with respect to specific terms of the transaction from May 21, 2015 leading up to signing the merger agreement on May 23, 2015.

While the TWC board of directors meeting was proceeding, at the request of the board, TWC’s financial advisors called Charter’s financial advisors to clarify certain terms of Charter’s proposal, including matters related to deal certainty, and also to discuss issues regarding the ability of the parties to consider alternative proposals and change the recommendations of their respective boards of directors to their stockholders. Following the meeting, Paul Weiss called Wachtell Lipton to discuss the draft merger agreement. On May 22, 2015, Paul Weiss sent Wachtell Lipton a revised draft merger agreement, and from that point forward the parties began to continuously exchange and discuss drafts of the merger agreement, primarily with respect to the level of commitments that Charter would undertake to obtain regulatory approvals, circumstances in which the regulatory termination fee would be payable, the rights of the parties with respect to the Bright House ROFO, the ability of the parties to consider alternative proposals and change the recommendations of their respective boards of directors to their stockholders, and the mechanics of the election that TWC holders would have in respect of the merger consideration. Also on May 21 and 22, 2015, TWC and Charter finalized the terms of and entered into a mutual non-disclosure agreement, and representatives of TWC and Charter, together with TWC’s and Charter’s respective advisors, engaged in due diligence sessions and rating agency calls. Additionally, from May 22, 2015 to May 23, 2015, TWC and Liberty Broadband, together with their respective legal advisors, exchanged drafts and negotiated the terms of the voting agreement.

Charter also began continuous negotiations with Liberty Broadband, Liberty Interactive and with Bright House regarding the Liberty agreements and the Bright House agreements, including with respect to adjusting the number of board seats A/N could designate and the percentage ownership thresholds at which A/N would lose board designation and other governance rights, in each case in light of the new pro forma ownership percentages that A/N would have in the combined entity assuming the consummation of the TWC transactions, the elimination of supermajority approval requirements for certain business combinations with interested stockholders from Charter’s certificate of incorporation and the circumstances under which A/N would be committed to sell Bright House to Charter in the absence of a Charter and TWC merger. Charter also finalized its negotiations with respect to debt financing commitments during this period.

Also on May 23, 2015, the compensation committee of the TWC board of directors convened telephonically to discuss certain steps that TWC could take to foster operational stability and encourage retention of employees following the signing of a potential Charter merger agreement and to create incentives for employees to continue working toward TWC’s operating goals during the pendency of such a merger. At that meeting, the compensation committee authorized TWC senior management to take such steps.

After the meeting of the compensation committee on May 23, 2015, the TWC board of directors met telephonically and TWC’s senior management, representatives of Paul, Weiss, Skadden, Allen & Company, Centerview, Citi and Morgan Stanley met in person at the offices of Paul, Weiss to review the proposed transaction with Charter, related financial and operating analysis, and the most recent draft merger agreement and the terms thereof. Prior to the meeting, members of the TWC board of directors received copies of materials prepared by Allen & Company, Centerview, Citi, Morgan Stanley and Paul, Weiss, including a draft of the proposed merger agreement between Charter and TWC.

At that meeting, representatives of Paul, Weiss provided a detailed overview of the TWC board of directors’ fiduciary duties and legal standards applicable to its decisions and actions with respect to its evaluation of the proposed transaction and reviewed the terms of the draft merger agreement and related documents, including, among others, non-solicitation provisions, board recommendation provisions, covenants, closing conditions, termination rights and termination fees. Representatives from Paul, Weiss also provided a detailed overview to the TWC board of directors of the provisions included in the draft merger agreement relating to the regulatory approvals that would be required in connection with the deal, including a provision that requires Charter to pay TWC a $2 billion reverse termination fee, in certain circumstances, if the parties failed to obtain the required DOJ or FCC approvals, or a $1 billion reverse termination fee, in certain circumstances, if the parties failed to obtain certain other required regulatory approvals. Representatives of Paul, Weiss reviewed, and the TWC board of directors then discussed, the compensation arrangements to be implemented in connection with the merger, which had previously been developed and approved by the compensation committee of the TWC board of directors. The TWC board of directors, TWC’s senior management, and their advisors again discussed the strategic rationale of the proposed transaction with Charter and the terms of the draft merger agreement, including the ability of the TWC board of directors to change its recommendation following receipt of a superior proposal and, only following the TWC stockholders voting against the deal, to terminate the agreement to accept a superior proposal.

Additionally, Allen & Company, Citi and Morgan Stanley reviewed with the TWC board of directors their joint financial analysis of the merger consideration, and each separately delivered to the TWC board of directors an oral opinion, confirmed by delivery of a written opinion dated May 23, 2015, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken, the merger consideration to be received by holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders. In the course of the meeting, the TWC independent directors met in an executive session with representatives of Skadden and Centerview, during which, among other things, Skadden reviewed and discussed various matters with the TWC independent directors, and Centerview reviewed with the TWC independent directors its separate financial analysis of the merger consideration provided for in the transaction. During the meeting, Centerview also delivered an oral opinion, confirmed by delivery of a written opinion dated May 23, 2015, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken, the merger consideration to be paid to holders of TWC common stock (other than holders of excluded shares, as defined in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

After consideration and consultation with its advisors, including consideration of the factors described below under the section “—TWC’s Reasons for the Merger; Recommendation of the TWC Board of Directors,” the TWC board of directors members present unanimously determined that the proposed merger agreement, the mergers and the other transactions contemplated by the merger agreement are fair to and in the best interests of TWC’s stockholders and unanimously approved and declared advisable the merger agreement, the mergers and the other transactions contemplated by the merger agreement. The TWC board of directors also directed that the proposed merger agreement be submitted to the TWC stockholders for consideration and recommended that TWC stockholders adopt the merger agreement. At that meeting, the TWC board of directors also ratified the compensation arrangements and other employment-related matters to be implemented in connection with the mergers, as described above, which arrangements had previously been developed and approved by the compensation committee of the TWC board of directors.

Also on May 23, 2015, Charter’s board of directors met on two occasions to receive an update on the status of negotiations and subsequently to consider the entirety of the transactions as negotiated. Charter’s board of directors first reviewed the strategic and financial benefits to Charter of the proposed transactions and the terms of the proposed transactions and financing for the proposed transactions. Representatives of LionTree then reviewed the analysis undertaken by LionTree of the proposed transactions. LionTree also delivered to the Charter board its oral opinion as to the fairness, from a financial point of view, as of such date, to Charter of

(i) the merger consideration to be paid to the holders of TWC common stock (excluding certain holders as provided in the opinion) pursuant to the merger agreement, and (ii) the BHN consideration to be paid to A/N for the assets to be acquired pursuant to the BHN contribution agreement, in each case, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion, as more fully described below under the caption “—Opinions of Charter’s Financial Advisors—Opinion of LionTree Advisors LLC Rendered in Connection with the TWC Transactions” and “—Opinions of Charter’s Financial Advisors—Opinion of LionTree Advisors LLC Rendered in Connection with the BHN Transactions” and attached as Annex J and Annex K to this joint proxy statement/prospectus. After discussion and consideration and consultation with Charter’s advisors, including consideration of the factors described under the section “—Charter’s Reasons for the Transactions” below in this joint proxy statement/prospectus, the Liberty Broadband-designated directors unanimously voted in favor of determining that the transactions were fair to and in the best interests of Charter’s stockholders and approving and declaring advisable these agreements and the transactions contemplated thereby, and then left the meeting together with LionTree. The remaining directors then reviewed the negotiations with Liberty Broadband, Liberty Interactive and Bright House regarding the Liberty agreements and Bright House agreements, and the terms of those agreements, including the risks to Charter and the overall transaction financing if Liberty Broadband were to fail to consummate its new investments in Charter. Representatives of Goldman Sachs then presented an overview of the proposed transactions and their financial analysis of the proposed transactions, and presented its oral opinions as to fairness, as more fully described below under the captions “—Opinions of Charter’s Financial Advisors—Opinion of Goldman Sachs & Co. Rendered in Connection with the TWC Transactions” and “—Opinions of Charter’s Financial Advisors—Opinion of Goldman Sachs & Co. Rendered in Connection with the BHN Transactions” and attached as Annex H and Annex I to this joint proxy statement/prospectus. After further consideration and consultation with their advisors, including consideration of the factors described under the section “—Charter’s Reasons for the Mergers and Other Transactions; Recommendation of the Charter Board of Directors” below in this joint proxy statement/prospectus, the remaining directors unanimously determined that the merger agreement, the amendment to the BHN contribution agreement, the BHN/Liberty stockholders agreement, the Liberty investment agreement and the Liberty contribution agreement and the transactions contemplated thereby were fair to and in the best interests of Charter’s stockholders and approved and declared advisable these agreements and the transactions contemplated thereby.

Following final negotiations, the parties executed and delivered the merger agreement, an updated mutual non-disclosure agreement between TWC and Charter, the amendment to the BHN contribution agreement, the BHN/Liberty stockholders agreement, the voting agreement, the Liberty investment agreement and the Liberty contribution agreement. Charter, TWC and Bright House jointly announced the transactions on the morning of May 26, 2015.

TWC’s Reasons for the Mergers; Recommendation of the TWC Board of Directors

In evaluating the merger agreement and the mergers, the TWC board of directors consulted with TWC’s management and legal and financial advisors and, in reaching its decision at its meeting on May 23, 2015 to approve the merger agreement and the transactions contemplated by the merger agreement and to recommend that TWC’s stockholders vote “FOR” the approval of the adoption of the merger agreement, the TWC board of directors considered a variety of factors in respect of the mergers, including the following (not necessarily in order of relative importance):

•	the knowledge of the board of directors of TWC’s business, operations, management, financial condition, earnings and prospects and of Charter’s business, operations, management, financial condition, earnings and prospects;

•	the results of TWC management’s due diligence investigation of Charter, and the business practices and experience of Charter and its management;

•	the strategic commercial advantages of a combination with Charter compared to TWC continuing as a stand-alone company;

•	the capabilities of the combined company providing increased scale, a strong financial base and a more diversified services portfolio necessary to increase stockholder value, enhance value to the customers and increase cost savings and other significant operating efficiencies and economies of scale, such as:

•	combining TWC’s recent operating momentum with Charter’s track record of growth;

•	the increased scale of the combined company and the expected result of enhancing sales, marketing and branding power; and

•	enlarged footprint providing more opportunities to compete in the medium-to-large business-to-business space;

•	the fact that the implied value of the merger consideration, based on the closing price of Charter common stock on May 20, 2015, which on such date had an implied nominal value of over $195.71 per share of TWC common stock (based on merger consideration of $100 per share in cash and 0.5409 of a share of Charter Class A common stock), represented an approximately 9.3x estimated forward multiple of adjusted operating income before depreciation and amortization, which is referred to in this joint proxy statement/prospectus as adjusted OIBDA, for TWC;

•	that the merger consideration represents a significant premium to TWC’s stockholders and is higher than the value of the merger consideration that TWC’s stockholders would have received in the Comcast transaction, which was an implied value equal to approximately $158.82 per share of TWC common stock at the time of the announcement of the TWC-Comcast merger agreement;

•	the historical trading prices of TWC common stock and Charter Class A common stock;

•	the performance of the price of Charter Class A common stock since the announcement of the Comcast transaction, in particular relative to the S&P 500, including the price at the time the merger agreement was entered into, which was at the approximate mid-point of certain valuation methodology ranges, including Charter’s standalone price target and the 52-week trading price of Charter Class A common stock;

•	that based on various other valuation methodologies, Charter Class A common stock has the potential for significant appreciation;

•	the TWC board of directors’ belief that the terms of the merger agreement represented the most favorable terms, including price, to TWC and its stockholders that Charter would be willing to agree to, which belief was based on, among other things, the fact that TWC had obtained a substantial increase in the merger consideration to an implied nominal value of over $195.71 per share of TWC common stock (based on merger consideration of $100 per share in cash and 0.5409 of a share of Charter Class A common stock), as of May 20, 2015 (the trading day on which Charter’s offer was based), or approximately $200 per share of TWC common stock based on a 60-day volume weighted average price of Charter’s common stock, from Charter’s initial proposal having an implied value of $172.50 per share as of May 4, 2015, as described under “—Background of the Mergers and Other Transactions;”

•	Charter’s offer was the result of a competitive process, resulting in multiple increases in the value of the merger consideration offered by Charter from its original offer submitted to TWC following the termination of the Comcast transaction, as described under “—Background of the Mergers and Other Transactions;”

•	the potential strategic alternatives available to TWC, including the possibility of remaining a stand-alone entity and executing on TWC’s operating plan, a potential strategic acquisition or a potential sale to Company A, and the assessment of the TWC board of directors that no other alternatives reasonably available to TWC were likely to create greater value for TWC stockholders than the mergers, including the fact that Company A, after having actively pursued a transaction with TWC, declined to submit an offer;

•	that, in connection with the BHN transactions and the additional investment by Liberty Broadband in connection with the mergers and the other transactions contemplated by the merger agreement, the leverage ratio of the combined company is expected to be lower than what TWC believed the expected leverage ratio of the combined company would have been in connection with Charter’s proposals to acquire TWC in 2013 and 2014;

•	the TWC board of directors’ understanding of the current and future competitive environment in which TWC operates, the potential for consolidation in the sector and the likely effect of these factors on the business, operations, management, financial condition, earnings and prospects of TWC;

•	the potential risks for TWC as a stand-alone company in a consolidating industry;

•	the current and expected future landscape of the cable industry, and, in light of the regulatory, financial and competitive challenges facing industry participants, the likelihood that the combined company would be better positioned to meet these challenges if the expected strategic and financial benefits of the transaction were fully realized;

•	the joint financial presentation of TWC’s financial advisors, Allen & Company, Citi and Morgan Stanley, the separate financial presentation of Centerview, financial advisor to the TWC independent directors, and separate opinions of Allen & Company, Centerview, Citi and Morgan Stanley, each dated May 23, 2015, to the TWC board of directors as to the fairness, from a financial point of view and as of the date of the opinions, to holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates or, in the case of Centerview’s opinion, other than excluded shares) of the merger consideration to be received by such holders pursuant to the merger agreement, which opinions were based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken as more fully described below under “—Opinions of TWC’s Financial Advisors” and “—Opinion of Financial Advisor to the TWC Independent Directors;”

•	the mixed equity and cash nature of the merger consideration offers TWC stockholders the opportunity to participate in the future performance of the combined company, including any synergies to be realized as a result of the mergers, because TWC stockholders are expected to own between approximately 40% and 44% of the outstanding shares of New Charter Class A common stock immediately following completion of the mergers and the other transactions contemplated by the merger agreement, the Liberty agreements and the BHN contribution agreement, while also providing each stockholder with a substantial cash payout of either $100 or $115 per share of TWC common stock at such stockholder’s election;

•	the expected merger benefits, estimated to be approximately $800 million in anticipated synergies, including value created by applying programming agreements of TWC to the systems of the combined company;

•	the opportunity for TWC stockholders to benefit from any increase in the trading price of Charter Class A common stock between the announcement of entering into the merger agreement and the closing of the mergers based upon the fixed exchange ratios for the stock portion of the merger consideration;

•	that the gain recognized on the transaction (in an amount not to exceed the cash received in the transaction) will be taxable to TWC stockholders as a capital gain, except stockholders of TWC who also own shares of Charter Class A common stock, in which case the gain could be taxable as a dividend;

•	the fact that the merger agreement permits TWC, subject to certain limitations, to operate in the ordinary course of business and to take the actions contemplated by or reasonably necessary to implement the current operating plan during the period prior to completion of the mergers;

•	the ability of TWC to implement employee retention and benefit arrangements to address employee retention in connection with the anticipated mergers, while at the same time preserving appropriate incentives and alignment of employees with TWC stockholders during the period prior to completion of the mergers and in light of the possibility that the mergers do not close;

•	Charter’s agreement to take any actions and accept any conditions and other remedies to the extent such actions, conditions or other remedies would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the combined company (but not taking into account the BHN transactions), in order to obtain the regulatory approvals required to complete the mergers;

•	Charter’s agreement to pay a reverse termination fee under certain circumstances in which the merger agreement is terminated, including failure to obtain certain regulatory approvals and circumstances relating to a third-party alternative transaction or a change in recommendation by the Charter board of directors;

•	Charter’s agreement (subject to certain agreed exceptions) not to:

•	take any actions, including any acquisitions, that would materially impair, impede or delay the receipt of regulatory approvals;

•	make or agree to make any direct or indirect acquisition, or series of related acquisitions, which would require the approval of the FCC; or

•	make or agree to make any direct or indirect acquisition, or series of related acquisitions, which have a value, or involve the payment of consideration, in excess of $350 million;

•	Charter’s agreement that TWC would have rights to help develop the strategy and to participate in meetings relating to obtaining regulatory approvals required to complete the mergers;

•	the TWC board of directors’ view that the terms of the merger agreement would not preclude or otherwise limit any third party with the financial capability and strategic interest of acquiring TWC from pursuing a potential superior proposal prior to the TWC stockholder vote. In this regard, the TWC board of directors considered the following:

•	the ability of the TWC board of directors, in certain circumstances, to change its recommendation to TWC stockholders in favor of the mergers, including in the event of (i) a TWC superior proposal, where the TWC board of directors may take into account a number of factors, including financial, legal and regulatory aspects and the terms and conditions of the proposal, not only whether such offer is of a higher nominal value, in determining whether such offer is “superior” or (ii) certain intervening events not known or reasonably foreseeable to the TWC board of directors or executive officers at or prior to the time the merger agreement was entered into; and

•	the ability of the TWC board of directors in certain circumstances to provide material non-public information to, and engage in negotiations with, a third party that makes an unsolicited TWC acquisition proposal that could reasonably be expected to lead to a TWC superior proposal;

•	the TWC board of directors’ belief that the termination fee payments to be made to Charter upon termination of the merger agreement under specified circumstances are reasonable, customary and not likely to significantly deter another party from making a TWC superior proposal;

•	the fact that the merger agreement permits TWC to declare and pay to its stockholders dividends in the ordinary course of business consistent with past practice during the period prior to the closing of the mergers, which effectively increases the consideration payable to TWC stockholders through the completion of the mergers; and

•	the other terms and conditions of the merger agreement and related transaction documents, including, among other things:

•	the requirement that the Charter board of directors submit the merger agreement and the mergers to the Charter stockholders for consideration notwithstanding the existence of a Charter superior proposal and the Charter board of directors’ recommendation of such Charter superior proposal;

•	the restrictions on Charter’s ability to solicit proposals for alternative transactions involving Charter;

•	the inability of Charter to terminate the merger agreement in order to accept a Charter superior proposal from a third party;

•	Charter’s obligation to consummate the transactions contemplated by the merger agreement is not subject to the receipt of financing proceeds and that Charter cannot terminate the merger agreement for failure to receive financing; and

•	the voting agreement from holders of shares of Charter Class A common stock representing approximately 25% of the combined voting power of Charter Class A common stock to vote in favor of the mergers, the stock issuances and each of the certificate of incorporation proposals.

The TWC board of directors also considered a number of uncertainties and risks in its deliberations concerning the mergers and the other transactions contemplated by the merger agreement, including the following (not necessarily in order of relative importance):

•	the fact that because a portion of the merger consideration is payable in shares of Charter Class A common stock in accordance with a fixed exchange ratio, TWC stockholders will be adversely affected by any decrease in the trading price of Charter Class A common stock prior to completion of the mergers, and may receive less value for their shares upon completion of the mergers than calculated pursuant to the exchange ratio on the date of execution of the merger agreement, which is the date the TWC board of directors met to approve the transaction;

•	the potential length and uncertainty of the regulatory approval process and, consequently, the period during which TWC may be subject to restrictions in the merger agreement and during which management’s attention may be diverted;

•	the conditions to the merger agreement requiring receipt of certain regulatory approvals and clearances and the risk that regulatory agencies may impose terms and conditions on approvals that could adversely affect the projected financial results of the combined company following the consummation of the mergers;

•	the significant costs involved in connection with entering into the merger agreement and the substantial time and effort of management required to complete the mergers, which may disrupt TWC’s business operations;

•	the risk that synergies may not be realized or may not be captured to the extent and within the time expected;

•	the risks and challenges inherent in the combination of two businesses of the size, scope and complexity of Charter and TWC;

•	the potential for management diversion, and for possible employee attrition, during the period since the termination of the Comcast-TWC merger agreement through the closing of the mergers and the potential effect on TWC’s business and relations with customers, service providers and other stakeholders as a result of the announcement of the mergers and the uncertainty regarding whether or not the mergers will be completed;

•	the limitations imposed in the merger agreement on the conduct by TWC of its business, which could delay or prevent TWC from taking advantage of business opportunities that may arise, and on the solicitation by TWC of alternative acquisition proposals prior to completion of the mergers or termination of the merger agreement;

•	certain provisions of the merger agreement which could have the effect of discouraging third party offers for TWC, including:

•	the restriction on TWC’s ability to solicit third party proposals for alternative transactions involving TWC;

•	the inability for TWC to terminate the merger agreement in order to accept a TWC superior proposal from a third party prior to TWC stockholders voting against the approval of the adoption of the merger agreement;

•	the requirement for the TWC board of directors to submit the merger agreement to TWC stockholders, even if it has received a third party offer which it considers is superior to the merger consideration being paid by Charter and the TWC board of directors has changed its recommendation; and

•	termination fees payable by TWC if it enters into a competing transaction under certain circumstances and within a specified period of time within termination of the merger agreement;

•	the circumstances in which Charter may terminate the merger agreement, including if the TWC board of directors changes its recommendation in favor of the merger; and

•	various other risks associated with the mergers and the business of Charter, TWC and the combined company described under “Risk Factors.”

The TWC board of directors determined that overall these potential risks and uncertainties were outweighed by the benefits that the TWC board of directors expects to achieve for its stockholders as a result of the mergers, and that these potential risks could also be mitigated or managed by TWC, Charter or, following the consummation of the mergers, the combined company. The TWC board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

During its consideration of the mergers described above, the TWC board of directors was also aware that certain of its directors and executive officers may have interests in the transactions that are different from or in addition to those of stockholders generally, as described in the section entitled “Interests of TWC’s Directors and Executive Officers in the Transactions.”

The above discussion of the material factors considered by the TWC board of directors in its consideration of the mergers and the transactions contemplated by the merger agreement is not intended to be exhaustive, but does set forth the principal factors considered by the TWC board of directors. In light of the number and wide variety of factors considered in connection with the evaluation of the mergers, the TWC board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The TWC board of directors viewed its position as being based on all of the information available to it and the factors presented to and considered by it. However, some directors may themselves have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of TWC’s reasons for the mergers and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”

THE TWC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TWC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADOPTION OF THE MERGER AGREEMENT AND “FOR” THE TWC ADVISORY COMPENSATION PROPOSAL.

Charter’s Reasons for the Mergers and Other Transactions; Recommendation of the Charter Board of Directors

In reaching its decision to approve and declare advisable the merger agreement, the mergers, the stock issuances, the Liberty transactions, the amended and restated certificate of incorporation, the BHN transactions and the other transactions contemplated by the merger agreement, the Liberty agreements and the BHN contribution agreement and to recommend that Charter stockholders vote “FOR” each of the proposals that will be presented at the Charter special meeting, the Charter board of directors consulted with members of Charter’s management as well as with its financial and legal advisors and carefully considered a variety of factors, including the following:

•	the significant expansion of Charter’s operating footprint and growth oriented operating strategy provided by the transactions, which is expected to permit Charter to provide better marketing and service capabilities and pursue additional growth opportunities;

•	the increased scale of Charter’s operations following the transactions, including the fact that the transactions will result in Charter acquiring approximately a net 13 million video customers, increasing Charter’s video customer base from 4.3 million in December 2014 to approximately 17.3 million upon completion of the transactions;

•	the significant cost synergies expected to be realized in the transactions and greater operating efficiencies;

•	the expectation that the larger scope of the operations will permit accelerated and more efficient technology platform investments, deployment of faster Internet speeds, higher quality video experiences, and improved voice products over a large footprint, and otherwise improve Charter’s ability to compete in its industry;

•	the financial strength of Charter after the transactions and the increased flexibility that this strength should provide, including an ongoing ability to engage in operating, technology, strategic and other initiatives providing stockholder value;

•	the results of Charter’s management’s due diligence investigation of each of TWC and Bright House and the reputation, business practices and experience of each of TWC and Bright House and their respective management;

•	the historical trading prices of TWC common stock and Charter Class A common stock;

•	the expectation that the transactions will be accretive to Charter’s stock price;

•	the review by the Charter board of directors, with its legal and financial advisors, of the structure of the transactions and the financial and other terms of each of the merger agreement, the Liberty investment agreement, the Liberty contribution agreement, the BHN contribution agreement and the BHN/Liberty stockholders agreement;

•	the expectation that the transactions collectively, or either the mergers or the BHN transactions individually, will increase Charter’s sales and earnings and enhance cash flow generation;

•	the continuing support of Liberty Broadband as a major investor in Charter and Liberty Broadband’s significant new investment at a recent market price, on which the value of the TWC transactions was also based;

•	the significant equity stake maintained by Charter’s existing stockholders in the combined company and the limitation of Liberty Broadband and Bright House designees on Charter’s board to a minority of the total number of directors on the Charter board of directors;

•	the additional governance protections set forth in the BHN/Liberty stockholders agreement, including limitations on acquisitions by Liberty Broadband that are more favorable to Charter than the current arrangements, a covenant by Liberty Broadband and A/N not to form a group with each other with respect to Charter, and provisions regarding transfer restrictions and affiliate transactions;

•	the ability of Charter’s board of directors to, in certain circumstances and after complying with certain procedures, consider an alternative transaction that it determines to be “superior” to the mergers or change its recommendation to stockholders with respect to the mergers, as further described below under “The Merger Agreement—No Solicitation by Charter;”

•	the requirement that the TWC board of directors submit the merger agreement and the mergers to the TWC stockholders for consideration notwithstanding the existence of a TWC superior proposal and the TWC board of directors’ change of recommendation with respect to a TWC superior proposal;

•	the restrictions on TWC’s ability to solicit proposals for alternative transactions involving TWC;

•	the inability of TWC to terminate the merger agreement prior to the TWC stockholder meeting in order to enter into a transaction with a third party with respect to a TWC superior proposal;

•	the fact that, while Charter is obligated to use its reasonable best efforts to complete the mergers, with respect to obtaining regulatory approvals required to complete the mergers, such efforts standard does not obligate Charter to take any actions or agree to any conditions, to the extent that such action or condition would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Charter, TWC and their subsidiaries, taken as a whole (but not taking into account the BHN transactions);

•	the fact that Charter may complete the BHN transactions in certain circumstances even if the merger agreement is terminated;

•	that because the exchange ratios under the merger agreement are fixed (i.e., such ratios were fixed on May 23, 2015 and will not be adjusted for fluctuations in the market price for Charter Class A common stock or TWC common stock), Charter has greater certainty as to the number of shares of Charter Class A common stock to be issued;

•	the opinion of LionTree to the effect that, as of the date of LionTree’s opinion and subject to the factors, assumptions, qualifications and limitations used by LionTree in reaching its opinion, the merger consideration was fair, from a financial point of view, to Charter, as more fully described below under the caption “—Opinions of Charter’s Financial Advisors—Opinion of LionTree Advisors LLC—The Mergers” and attached as Annex J to this joint proxy statement/prospectus;

•	the opinion of LionTree to the effect that, as of the date of LionTree’s opinion and subject to the factors, assumptions, qualifications and limitations used by LionTree in reaching its opinion, the consideration to be paid by Charter to A/N for the assets to be acquired under the BHN contribution agreement was fair, from a financial point of view, to Charter, as more fully described below under the caption “—Opinions of Charter’s Financial Advisors—Opinion of LionTree Advisors LLC—The BHN Transactions” and attached as Annex K to this joint proxy statement/prospectus;

•	the opinion of Goldman Sachs to the effect that, as of the date of Goldman Sachs’ opinion and subject to the factors, assumptions and limitations set forth in Goldman Sachs’ written opinion, taking into account all of the transactions, the Parent Merger Exchange Ratio (as defined in the written opinion) was fair from a financial point of view to the holders of Charter Class A common stock, all as more fully described below under the caption “—Opinions of Charter’s Financial Advisors—Opinion of Goldman, Sachs & Co.—The Mergers” and attached as Annex H to this joint proxy statement/prospectus; and

•

the opinion of Goldman Sachs to the effect that, as of the date of Goldman Sachs’ opinion and subject to the factors, assumptions and limitations set forth in Goldman Sachs’ written opinion, taking into account, among other things, the issuances of shares contemplated by the BHN contribution agreement and certain tax receivables payments under the BHN contribution agreement, the aggregate consideration (as defined in the written opinion) to be paid by Charter Holdings and New Charter for the BHN business pursuant to the BHN contribution agreement was fair, from a financial point of view, to Charter, all as more fully described below under the caption “—Opinions of Charter’s Financial Advisors—Opinion of Goldman, Sachs & Co.—The BHN Transactions” and attached as Annex I to this joint proxy statement/prospectus.

The Charter board of directors also considered certain countervailing factors in its deliberations concerning the transactions, including:

•	the dilution of the voting power of Charter’s current stockholders that would result from the issuance of New Charter Class A common stock (and securities convertible into or exchangeable for New Charter Class A common stock) to TWC stockholders, A/N and Liberty Broadband, and the issuance of the new class of Charter Class B common stock to A/N;

•	the substantial indebtedness that Charter, New Charter and their subsidiaries are expected to incur in connection with the transactions and related financing transactions, substantially increasing Charter’s and New Charter’s indebtedness after the transactions;

•	the absence of financing conditions or other limitations on recourse if Charter is unable to obtain financing from its debt financing sources or if the Liberty transactions are not consummated;

•	the challenges inherent to the integration of both TWC and Bright House, extending Charter’s business model to a substantially larger organization and realizing on the projected synergies from the combination of TWC, Bright House and Charter;

•	the risks inherent in seeking regulatory approval from multiple government agencies in multiple jurisdictions and the commitments made in that regard in the merger agreement, including the potential payment of a substantial regulatory termination fee, as more fully described under “—The Transactions—Regulatory Approvals Required for the Mergers,” “—The Transactions—Regulatory Approvals Required for the BHN Transactions” and “The Merger Agreement—Termination Fees;”

•	the possibility that the transactions may not be consummated and the potential adverse consequences if the transactions are not completed, including substantial costs incurred and potential stockholder and market reaction; and

•	various other risks associated with the transactions and the business of Charter, TWC, Bright House and the combined company described under “Risk Factors.”

This discussion of the information and factors considered by the Charter board of directors in reaching its conclusions and recommendation includes the principal factors considered by the Charter board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Charter board of directors. In view of the wide variety of factors considered in connection with its evaluation of the transactions and the other transactions contemplated by the transaction agreements, and the complexity of these matters, the Charter board of directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the transaction agreements and the transactions and to make its recommendation to Charter stockholders. Rather, the Charter board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Charter’s management and outside legal and financial advisors. In addition, individual members of the Charter board of directors may have assigned different weights to different factors.

Certain of Charter’s directors and executive officers have financial interests in the transactions that are different from, or in addition to, those of Charter’s stockholders generally. The Charter board of directors was aware of and considered these potential interests, among other matters, in evaluating the transactions and in making its recommendation to Charter stockholders. For a discussion of these interests, see “Interests of Charter’s Directors and Executive Officers in the Transactions.”

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADOPTION OF THE MERGER AGREEMENT, “FOR” THE APPROVAL OF EACH OF THE STOCK ISSUANCES PROPOSALS, “FOR” THE APPROVAL OF THE LIBERTY TRANSACTIONS PROPOSAL, “FOR” THE APPROVAL OF EACH OF THE CERTIFICATE OF INCORPORATION PROPOSALS AND “FOR” THE APPROVAL OF THE CHARTER ADVISORY COMPENSATION PROPOSAL.

Opinions of TWC’s Financial Advisors

For purposes of the respective opinions and related analyses of TWC’s financial advisors described in this joint proxy statement/prospectus, (i) “transaction” means the acquisition of TWC by Charter and (ii) “related transactions” means the TWC transactions, the BHN transactions and other transactions contemplated in connection therewith (other than the first merger and the second merger).

Opinion of Allen & Company LLC

TWC has engaged Allen & Company as a financial advisor in connection with the proposed transaction. In connection with this engagement, TWC requested that Allen & Company evaluate and render an opinion to the TWC board of directors regarding the fairness, from a financial point of view, to holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) of the merger consideration to be paid to such holders pursuant to the merger agreement. On May 23, 2015, at a meeting of the TWC board of directors held to evaluate the transaction, Allen & Company rendered to the TWC board of directors an oral opinion, which was confirmed by delivery of a written opinion dated May 23, 2015, to the effect that, as of that date and based on and subject to the matters described in its opinion, the merger consideration to be paid to holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Allen & Company’s written opinion, dated May 23, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Annex L. Allen & Company’s opinion was intended for the benefit and use of the TWC board of directors (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other term, aspect or implication of the transaction. Allen & Company’s opinion did not constitute a recommendation as to the course of action that the TWC board of directors or TWC should pursue in connection with the transaction or the related transactions, or otherwise address the merits of the underlying decision by TWC to engage in the transaction and the related transactions, including in comparison to other strategies or transactions that might be available to TWC or in which TWC might engage. Allen & Company’s opinion does not constitute advice or a recommendation to any stockholder as to the form or relative fairness of the merger consideration to be elected by such stockholder or as to how such stockholder should vote or act on any matter relating to the transaction, the related transactions or otherwise.

Allen & Company’s opinion reflected and gave effect to Allen & Company’s general familiarity with TWC and Charter as well as information which it received during the course of its engagement, including information provided by the managements of TWC and Charter in the course of discussions relating to the transaction as more fully described below. In arriving at its opinion, Allen & Company neither conducted a physical inspection of the properties or facilities of TWC, Charter, New Charter or any other entity nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, off-balance sheet or otherwise) of TWC, Charter, New Charter or any other entity, or conducted any analysis concerning the solvency of TWC, Charter, New Charter or any other entity.

In arriving at its opinion, Allen & Company, among other things:

•	reviewed the financial terms and conditions of the transaction as reflected in a draft, dated May 23, 2015, of the merger agreement;

•	reviewed certain publicly available historical business and financial information relating to TWC and Charter, including public filings of TWC and Charter and historical market prices and trading volumes for TWC common stock and Charter Class A common stock;

•	reviewed certain internal financial forecasts, estimates and other financial and operating data of TWC provided to or discussed with Allen & Company by the management of TWC, including certain internal financial forecasts, estimates and other financial and operating data of TWC prepared by the management of TWC for calendar years 2015 and 2016, certain estimates of the management of TWC as to the net operating losses and other tax attributes of TWC and, as directed by and discussed with TWC’s management, certain publicly available research analysts’ estimates relating to TWC for calendar years 2017 and 2018 as adjusted by the management of TWC, with standalone unlevered after-tax free cash flows for TWC in calendar years 2019 through 2024 extrapolated based on certain assumed growth rates provided by the management of TWC, collectively referred to as the “TWC forecasts;”

•	reviewed certain internal financial forecasts, estimates and other financial and operating data of Charter provided to or discussed with Allen & Company by the management of Charter, including certain estimates of the management of Charter as to the net operating losses and other tax attributes of Charter and, as directed by and discussed with the management of Charter, certain publicly available research analysts’ estimates relating to Charter for calendar year 2015 and certain publicly available estimates of a research analyst relating to Charter for calendar years 2016 through 2019 as adjusted by the management of Charter, collectively referred to as the “Charter forecasts;”

•	held discussions with the managements of TWC and Charter relating to the past and current operations and financial condition and prospects of TWC and Charter;

•	reviewed the strategic rationale for the transaction and certain information relating to potential cost savings and other benefits anticipated by the management of Charter to result from the transaction and the related transactions;

•	reviewed the potential pro forma financial impact of the transaction and the related transactions (including the BHN transactions) on the future financial performance of New Charter;

•	reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that Allen & Company deemed generally relevant in evaluating TWC and Charter;

•	reviewed certain publicly available financial information relating to selected transactions that Allen & Company deemed generally relevant in evaluating the transaction; and

•	conducted such other financial analyses and investigations as Allen & Company deemed necessary or appropriate for purposes of its opinion.

In rendering its opinion, Allen & Company relied upon and assumed, with TWC’s consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to Allen & Company from public sources, provided to or discussed with Allen & Company by TWC, Charter or their respective representatives or otherwise reviewed by Allen & Company. With respect to the TWC forecasts that Allen & Company was directed by the management of TWC to utilize for purposes of its analyses, Allen & Company was advised by such management and Allen & Company assumed, at TWC’s direction, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future operating and financial performance of TWC and the other matters covered thereby. With respect to the publicly available forecasts and estimates reflected in the Charter forecasts that Allen & Company was directed by the management of Charter to utilize for purposes of its analyses, Allen & Company was advised by such management and Allen & Company assumed, with TWC’s consent, that they reflected reasonable estimates and judgments as to, and were a reasonable basis upon which to evaluate, the future operating and financial performance of Charter and the other matters covered thereby. Allen & Company also was advised by the management of Charter and Allen & Company assumed, with TWC’s consent, that the financial forecasts and other estimates reflected in the Charter forecasts relating to Bright House prepared by the management of Charter, the net operating losses and other tax attributes of Charter and the potential cost savings and other benefits anticipated by such management to result from the transaction and the related transactions were reasonably prepared on bases reflecting Charter management’s best currently available estimates and judgments. Allen & Company further assumed, with TWC’s consent, that the financial results reflected in the TWC forecasts, the Charter forecasts and the other information and data utilized in its analyses would be realized at the times and in the amounts projected. Allen & Company assumed no responsibility for and expressed no view or opinion as to any forecasts, estimates or other information or data, including the TWC forecasts, the Charter forecasts, potential cost savings and other benefits or financial forecasts or other estimates relating to Bright House, or the assumptions on which they were based. Allen & Company assumed, with TWC’s consent, that there would be no developments with respect to any of the following matters that would have an adverse effect in any material respect on TWC, Charter, New Charter, the transaction or the related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Allen & Company’s analyses or opinion: (i) the related transactions, including the timing thereof and assets, liabilities and financial and other terms involved; (ii) the potential impact on TWC, Charter and New Charter of market and other trends in and prospects for, and governmental, regulatory and legislative policies and matters relating to or affecting, the cable industry; (iii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, content providers and customers; and (iv) the ability to integrate the businesses of TWC and Charter.

Further, Allen & Company’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Allen & Company as of, the date of its opinion. It should be understood that subsequent developments may affect the conclusion expressed in Allen & Company’s opinion and that Allen & Company assumed no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date of its opinion.

In connection with its engagement, Allen & Company was not requested to, and it did not, undertake a third-party solicitation process on TWC’s behalf with respect to the acquisition of all or a part of TWC. Allen & Company did not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or consideration payable to any officers, directors or employees of any party to the transaction, or any class of such persons or any other party, relative to the merger consideration or otherwise. Allen & Company did not express any opinion as to the actual value of New Charter Class A common stock (or other securities of New Charter or any other entity) when issued in connection with the transaction or the prices at which New Charter Class A common stock (or other securities of New Charter or any other entity) or TWC common stock would trade or otherwise be transferable at any time.

In addition, Allen & Company did not express any opinion as to any tax or other consequences that might result from the transaction or the related transactions, nor did its opinion address any legal, regulatory, tax or accounting matters, as to which Allen & Company understood that TWC obtained such advice as it deemed necessary from qualified professionals. Allen & Company assumed, with TWC’s consent, that (i) the transaction and the related transactions would be consummated in accordance with their respective terms (including the terms of any commitment letters and related financing documents) and all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and (ii) all governmental, regulatory or other consents or approvals necessary for consummation of the transaction and the related transactions would be obtained without delay, limitation, restriction or condition, including any divestiture requirements, that would have an adverse effect on TWC, Charter, New Charter, the transaction or the related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion. Allen & Company also assumed, with TWC’s consent, that the transaction and the related transactions would have the tax treatment contemplated by the merger agreement. Allen & Company further assumed, with TWC’s consent, that the final executed merger agreement would not differ in any material respect from the draft reviewed by Allen & Company.

Allen & Company’s opinion is limited to the fairness, from a financial point of view and as of its opinion, to holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) of the merger consideration (to the extent expressly specified in its opinion). Allen & Company’s opinion did not address any other term, aspect or implication of the transaction, including, without limitation, the form or structure of the merger consideration or the transaction, any related transactions or any voting or other agreement, arrangement or understanding entered into in connection with the transaction, the related transactions or otherwise.

Miscellaneous

TWC selected Allen & Company to act as its financial advisor in connection with the transaction based on Allen & Company’s reputation and experience. Allen & Company, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. In the ordinary course of business, Allen & Company as a broker-dealer and market maker and certain of its affiliates may invest or have long or short positions, either on a discretionary or non-discretionary basis, for their own account or for those of Allen & Company clients, in the debt and equity securities, or related derivative securities, of TWC, Charter, New Charter or their respective affiliates. The issuance of Allen & Company’s opinion was approved by Allen & Company’s fairness opinion committee.

In connection with Allen & Company’s financial advisory services, TWC has agreed to pay Allen & Company an aggregate cash fee of $27.5 million, of which $7.5 million was payable upon delivery of Allen & Company’s opinion to the TWC board of directors in connection with the transaction and $20 million is payable contingent upon consummation of the transaction. TWC also has agreed to reimburse Allen & Company for its reasonable expenses and to indemnify Allen & Company and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Allen & Company in the past has provided, currently is providing and in the future may provide investment banking services to TWC, Charter, New Charter and/or certain of their respective affiliates or entities in which they have investments, for which services Allen & Company has received and/or may receive compensation, including during the two-year period prior to the date of its opinion, having acted or acting (i) as financial advisor to TWC in connection with certain merger and acquisition transactions or matters, including with respect to Charter’s unsolicited acquisition proposal for TWC publicly disclosed in 2014 and the previously announced and terminated Comcast-TWC merger agreement, and (ii) as financial advisor to certain affiliates of Charter, including Liberty Interactive, in connection with certain merger and acquisition transactions or matters. During such two-year period, Allen & Company received for such services an aggregate fee of $7.5 million from TWC. Also, as TWC was aware, a managing director of Allen & Company (who is not a member of the deal team for the transaction) is a member of the board of directors of Liberty Global plc and Discovery Communications, Inc.

Opinion of Citigroup Global Markets Inc.

TWC also has retained Citi as a financial advisor in connection with the proposed transaction. In connection with this engagement, TWC requested that Citi evaluate the fairness, from a financial point of view, to holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) of the merger consideration to be received by such holders pursuant to the merger agreement. On May 23, 2015, at a meeting of the TWC board of directors held to evaluate the transaction, Citi delivered to the TWC board of directors an oral opinion, confirmed by delivery of a written opinion dated May 23, 2015, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the merger consideration to be received by holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated May 23, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex M to this joint proxy statement/prospectus and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the TWC board of directors (in its capacity as such) in connection with its evaluation of the merger consideration from a financial point of view and did not address any other terms, aspects or implications of the transaction. Citi was not requested to consider, and its opinion did not address, the underlying business decision of TWC to effect the transaction or the related transactions, the relative merits of the transaction and the related transactions as compared to any alternative business strategies or opportunities that might exist for TWC or the effect of any other transaction in which TWC might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to the form or relative fairness of the merger consideration to be elected by such stockholder or as to how any stockholder should vote or act on any matters relating to the transaction, the related transactions or otherwise.

In arriving at its opinion, Citi, among other things:

•	reviewed a draft, dated May 23, 2015, of the merger agreement;

•	held discussions with certain senior officers, directors and other representatives and advisors of TWC and certain senior officers and other representatives and advisors of Charter concerning the businesses, operations and prospects of TWC and Charter;

•	reviewed certain publicly available and other business and financial information relating to TWC provided to or otherwise discussed with Citi by the management of TWC, including the TWC forecasts;

•	reviewed certain publicly available and other business and financial information relating to Charter provided to or otherwise discussed with Citi by the management of Charter, including the Charter forecasts, and certain information relating to potential strategic and operational benefits (including the amount, timing and achievability of potential cost savings) anticipated by the management of Charter to result from the transaction and the related transactions;

•	reviewed the financial terms of the transaction as set forth in the merger agreement in relation to, among other things, current and historical market prices and trading volumes of TWC common stock and Charter Class A common stock; the historical and projected earnings and other operating data of TWC and Charter; and the capitalization and financial condition of TWC and Charter;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the transaction;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of TWC and Charter;

•	evaluated certain potential pro forma financial effects of the transaction and the related transactions (including the BHN transactions) on New Charter; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of TWC and Charter that they were not aware of any relevant information that had been omitted or that remained undisclosed to Citi. With respect to the TWC forecasts that Citi was directed by the management of TWC to utilize for purposes of its analyses, Citi was advised by such management and Citi assumed, with TWC’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial performance of TWC and the other matters covered thereby. With respect to the publicly available financial forecasts and other information and data reflected in the Charter forecasts that Citi was directed by the management of Charter to utilize for purposes of its analyses, Citi assumed, with TWC’s consent, that they reflected reasonable estimates and judgments as to, and were a reasonable basis upon which to evaluate, the future financial performance of Charter and the other matters covered thereby. Citi also was advised and Citi assumed, with TWC’s consent, that the financial forecasts and other estimates reflected in the Charter forecasts relating to Bright House prepared by the management of Charter, the net operating losses and other tax attributes of Charter and the potential cost savings and other benefits anticipated by such management to result from the transaction and the related transactions, including the amount, timing and achievability thereof, were reasonably prepared and reflected such management’s best currently available estimates and judgments. Citi further assumed, with TWC’s consent, that the financial results reflected in the TWC forecasts, the Charter forecasts and the other information and data utilized in its analyses would be realized at the times and in the amounts projected. Citi assumed, with TWC’s consent, that there would be no developments with respect to any of the following matters that would have an adverse effect in any material respect on TWC, Charter, New Charter, the transaction or the related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion: (i) the related transactions, including the timing thereof and assets, liabilities and financial and other terms involved; (ii) the potential impact on TWC, Charter and New Charter of market and other trends in and prospects for, and governmental, regulatory and legislative policies and matters relating to or affecting, the cable industry; (iii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, content providers and customers; and (iv) the ability to integrate the businesses of TWC and Charter.

Citi did not make nor was provided with an independent evaluation or appraisal of the assets or liabilities (contingent, off-balance sheet or otherwise) of TWC, Charter, New Charter or any other entity nor did Citi make any physical inspection of the properties or assets of TWC, Charter, New Charter or any other entity. Citi assumed, with TWC’s consent, that the transaction and the related transactions would be consummated in accordance with the terms of the merger agreement and related documents (including commitment letters and related financing documents) and all applicable laws and relevant documents or requirements without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases and waivers for the transaction and the related transactions, no delay, limitation, restriction or condition, including any divestiture requirements, would be imposed that would have an adverse effect on TWC, Charter, New Charter, the transaction or the related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi did not express any view or opinion as to the actual value of New Charter Class A common stock (or other securities of New Charter or any other entity) when issued in the transaction or the prices at which New Charter Class A common stock (or other securities of New Charter or any other entity) or TWC common stock would trade or otherwise be transferable at any time. Citi assumed, with TWC’s consent, that the transaction and the related transactions would have the tax treatment contemplated by the merger agreement. Representatives of TWC advised Citi, and Citi further assumed, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Citi. Citi did not express any opinion with respect to accounting, tax, regulatory, legal or similar matters and Citi relied, with TWC’s consent, upon the assessments of representatives of TWC and Charter as to such matters.

Citi’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, of the merger consideration (to the extent expressly specified therein) and did not address any other terms, aspects or implications of the transaction, including, without limitation, the form or structure of the merger consideration or the transaction, any related transactions or any voting agreement or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the transaction, the related transactions or otherwise. In connection with its engagement, Citi was not requested to, and Citi did not, undertake a third-party solicitation process on TWC’s behalf with respect to the acquisition of all or a part of TWC. Citi expressed no view as to, and its opinion did not address, the underlying business decision of TWC to effect the transaction or the related transactions, the relative merits of the transaction and the related transactions as compared to any alternative business strategies that might exist for TWC or the effect of any other transaction in which TWC might engage. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the merger consideration or otherwise. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

Miscellaneous

In connection with Citi’s services as TWC’s financial advisor, TWC has agreed to pay Citi an aggregate fee of $32.5 million, of which $7.5 million was payable upon delivery of its opinion and $25 million is payable contingent upon consummation of the transaction. In addition, TWC has agreed to reimburse Citi for certain expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising from Citi’s engagement.

Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to TWC, Charter, New Charter and/or their respective affiliates or entities in which they have investments unrelated to the transaction, for which services Citi and its affiliates have received and would expect to receive compensation including, during the two-year period prior to the date of its opinion, having acted or acting (i) as financial advisor to TWC in connection with certain merger and acquisition transactions and matters, including Charter’s unsolicited acquisition proposal for TWC publicly disclosed in 2014 and the previously announced and terminated Comcast-TWC merger agreement, (ii) as an underwriter and/or co-manager in connection with certain securities offerings of Charter and/or its affiliates and (iii) as lender, administrative agent, joint lead arranger, joint bookrunner and/or syndication agent, as applicable, in connection with certain credit facilities of TWC, Charter and/or their respective affiliates. During such two-year period, Citi received for such services aggregate fees of approximately $13.1 million from TWC and approximately $9.2 million from Charter. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of TWC, Charter and their respective affiliates for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with TWC, Charter, New Charter and their respective affiliates.

TWC selected Citi to act as its financial advisor in connection with the transaction based on Citi’s reputation, experience and familiarity with TWC and its business. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Opinion of Morgan Stanley & Co. LLC

TWC also has retained Morgan Stanley as a financial advisor in connection with the proposed transaction. As part of that engagement, TWC requested that Morgan Stanley evaluate the fairness, from a financial point of view, to holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) of the merger consideration to be received by such holders pursuant to the merger agreement. On May 23, 2015, at a meeting of the TWC board of directors held to evaluate the transaction,

Morgan Stanley rendered its oral opinion, confirmed by delivery of a written opinion dated May 23, 2015, to the TWC board of directors to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley as set forth in its opinion, the merger consideration to be received by holders of TWC common stock (other than Charter, Liberty Broadband, Liberty Interactive and their respective affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Morgan Stanley’s written opinion, dated May 23, 2015, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Morgan Stanley in connection with its opinion, is attached as Annex N to, and is incorporated by reference into, this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the TWC board of directors and addressed only the fairness from a financial point of view of the merger consideration as of the date of the opinion and did not address any other term or aspect of the merger agreement or the transaction. Morgan Stanley’s opinion did not address TWC’s underlying business decision to proceed with or effect the transaction or the related transactions, or the relative merits of the transaction and the related transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or were available. Morgan Stanley expressed no opinion or recommendation as to the form or relative fairness of the merger consideration to be elected by the stockholders of TWC or how the stockholders of TWC or Charter should vote at the stockholders’ meetings to be held in connection with the transaction or otherwise.

In arriving at its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of TWC and Charter, respectively;

•	reviewed certain internal financial projections, estimates and other financial and operating data relating to TWC supplied or otherwise made available to or discussed with Morgan Stanley by the management of TWC, including the TWC forecasts;

•	reviewed certain internal financial projections, estimates and other financial and operating data relating to Charter supplied or otherwise made available to or discussed with Morgan Stanley by the management of Charter, including the Charter forecasts;

•	reviewed information relating to certain strategic, financial and operational benefits (including potential cost savings) anticipated from the transaction and the related transactions prepared by the management of Charter;

•	discussed the past and current operations and financial condition and the prospects of TWC, including information relating to potential cost savings and certain other strategic, financial and operational benefits anticipated from the transaction and the related transactions, with senior executives of TWC;

•	discussed the past and current operations and financial condition and the prospects of Charter, including information relating to potential cost savings and certain other strategic, financial and operational benefits anticipated from the transaction and the related transactions, with senior executives of Charter;

•	reviewed the potential pro forma financial impact of the transaction and the related transactions (including the Bright House acquisition) on New Charter’s levered free cash flow per share;

•	reviewed the reported prices and trading activity for TWC common stock and Charter Class A common stock;

•	compared the financial performance of TWC and Charter and the prices and trading activity of TWC common stock and Charter Class A common stock with that of certain other publicly-traded companies comparable with TWC and Charter, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of TWC and Charter and their respective financial and legal advisors;

•	reviewed a draft, dated May 23, 2015, of the merger agreement; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to or discussed with Morgan Stanley by TWC and Charter, and formed a substantial basis for its opinion. With respect to the TWC forecasts that Morgan Stanley was directed by the management of TWC to utilize for purposes of its analyses, Morgan Stanley was advised by such management and Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management of the future financial performance of TWC. With respect to the publicly available financial projections and estimates reflected in the Charter forecasts that Morgan Stanley was directed by the management of Charter to utilize for purposes of its analyses, Morgan Stanley assumed, with TWC’s consent, that they reflected reasonable estimates and judgments as to, and were a reasonable basis upon which to evaluate, the future financial performance of Charter. Morgan Stanley also was advised and Morgan Stanley assumed that the financial forecasts and other estimates reflected in the Charter forecasts relating to Bright House prepared by the management of Charter, the net operating losses and other tax attributes of Charter and certain strategic, financial and operational benefits (including potential cost savings) anticipated from the transaction and the related transactions prepared by such management were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management. Morgan Stanley further assumed that the financial results reflected in the TWC forecasts, the Charter forecasts and the other information and data utilized in its analyses would be realized in the amounts and at the times forecasted. Morgan Stanley assumed, with TWC’s consent, that there would be no developments with respect to any of the following matters that would have an adverse effect in any material respect on TWC, Charter, New Charter, the transaction or the related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Morgan Stanley’s analyses or opinion: (i) the related transactions, including the timing thereof and assets, liabilities and financial and other terms involved; (ii) the potential impact on TWC, Charter and New Charter of market and other trends in and prospects for, and governmental, regulatory and legislative policies and matters relating to or affecting, the cable industry; (iii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, content providers and customers; and (iv) the ability to integrate the businesses of TWC and Charter.

In addition, Morgan Stanley assumed that the final executed merger agreement would not differ in any respect material to its analysis or opinion from the draft merger agreement reviewed by it and that the transaction and the related transactions would be consummated in accordance with the terms set forth in the merger agreement and related documents (including commitment letters and related financing documents) and in accordance with all applicable laws and relevant documents or requirements without any waiver, amendment or delay of any terms or conditions, including, among other things, that the transaction and the related transactions would have the tax treatment contemplated by the merger agreement. Morgan Stanley also assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the proposed transaction and the related transactions, no delays, limitations, conditions or restrictions, including any divestiture requirements, would be imposed that would have an adverse effect on TWC, Charter, New Charter, the transaction or the related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Morgan Stanley’s analysis or opinion. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of TWC and Charter and their respective legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters.

Morgan Stanley’s opinion was limited to and addressed only the fairness, from a financial point of view and as of the date of its opinion, of the merger consideration (to the extent expressly specified in its opinion). Morgan Stanley was not asked to, nor did its opinion address, any other term or aspect of the merger agreement or the transaction, including the structure or form of the merger consideration or the transaction, any related transactions, any voting agreement or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the merger agreement, related documents or otherwise. In addition, Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of TWC’s officers, directors or employees, or any class of such persons, relative to the merger consideration to be received by the holders of shares of TWC common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of TWC, Charter, New Charter or any other entity, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of its opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion. In arriving at its opinion, Morgan Stanley was not authorized to, and it did not, undertake a third-party solicitation process on TWC’s behalf with respect to an acquisition, business combination or other extraordinary transaction involving TWC. Morgan Stanley’s opinion did not in any manner address the actual value of New Charter Class A common stock (or other securities of New Charter or any other entity) when issued in connection with the transaction or the prices at which TWC common stock or New Charter Class A common stock (or other securities of New Charter or any other entity) would trade or otherwise be transferable following consummation of the transaction or at any time. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Miscellaneous

TWC has agreed to pay Morgan Stanley for its financial advisory services in connection with the transaction an aggregate fee of $40 million, of which $7.5 million was paid upon delivery of its opinion and $32.5 million is payable contingent upon the closing of the transaction. TWC also has agreed to reimburse Morgan Stanley for its expenses incurred in performing its services, including fees, disbursements and other charges of counsel, and to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

During the two years prior to the date of its opinion, Morgan Stanley has acted or is acting (i) as financial advisor to TWC in connection with certain merger and acquisition transactions or matters, including in respect of TWC’s receipt of Charter’s unsolicited acquisition proposal for TWC publicly disclosed in 2014 and the previously announced and terminated Comcast-TWC merger agreement, (ii) as underwriter and/or joint book-running manager in connection with certain debt offerings of Charter and (iii) as lender, joint lead arranger, joint bookrunner, co-syndication agent, administrative agent and/or documentation agent in connection with certain credit facilities of TWC, Charter and/or their respective affiliates, and have received fees in connection with such services. During such two-year period, Morgan Stanley received for such services aggregate fees of approximately $7.6 million from TWC and approximately $1.6 million from Charter. Morgan Stanley may also seek to provide such services to TWC, Charter, New Charter and/or their respective affiliates or entities in which they have investments in the future and would expect to receive fees for the rendering of these services.

TWC selected Morgan Stanley to act as its financial advisor in connection with the proposed transaction based on Morgan Stanley’s reputation, experience and familiarity with TWC and its business. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of TWC, Charter, New Charter or any other company, or any currency or commodity, that may be involved in the transaction or the related transactions, or any related derivative instrument.

Summary of Joint Financial Analyses

In connection with the rendering of their respective opinions to the TWC board of directors, Allen & Company, Citi and Morgan Stanley jointly and collaboratively performed a variety of financial and comparative analyses which are summarized below. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Allen & Company, Citi and Morgan Stanley arrived at their respective opinions based on the results of all analyses undertaken and assessed as a whole, and they did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, the TWC financial advisors believe that the financial analyses and this summary must be considered as a whole.

In performing their financial analyses, the TWC financial advisors considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of their respective opinions, many of which are beyond TWC’s and Charter’s control. The assumptions and estimates contained in the financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.

The TWC financial advisors were not requested to, and they did not, determine or recommend the specific consideration payable in the transaction or the related transactions or that any given consideration constituted the only appropriate consideration in the transaction and the related transactions. The type and amount of consideration payable in the transaction and the related transactions were determined through negotiations between TWC and Charter, and the decision to effect the transaction and the related transactions was solely that of the TWC board of directors. The TWC financial advisors’ financial analyses and respective opinions were only one of many factors considered by the TWC board of directors in its evaluation of the transaction and the related transactions and should not be viewed as determinative of the views of the TWC board of directors or management with respect to the transaction and the related transactions or the consideration payable in the transaction and the related transactions.

The following is a brief summary of the material financial analyses jointly prepared and reviewed with the TWC board of directors in connection with Allen & Company’s, Citi’s and Morgan Stanley’s respective opinions, each dated May 23, 2015. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinions of, Allen & Company, Citi and Morgan Stanley, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Allen & Company, Citi and Morgan Stanley. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying the TWC financial advisors’ financial analyses and their respective opinions. None of TWC,

Charter, Allen & Company, Citi, Morgan Stanley or any other person assumes responsibility if future results are different from those described, whether or not any such difference is material. For purposes of the financial analyses described below, (i) earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, was calculated net of stock-based compensation and, except as otherwise noted below, the financial analyses relating to TWC and Charter took into account the present value of potential tax savings resulting from various tax attributes, such as net operating losses and step-ups in asset tax bases, collectively referred to as tax attributes, and (ii) the term “implied merger consideration” refers to an implied aggregate value equivalent to $194.84 per share based on merger consideration of $100 per share in cash and 0.5409 of a share of Charter Class A common stock, utilizing, for the stock portion of the consideration, the closing price per share of Charter Class A common stock on May 22, 2015 of $175.33. Allen & Company, Citi and Morgan Stanley noted that the merger consideration based on the optional election of $115 per share in cash and 0.4562 of a share of Charter Class A common stock, utilizing, for the stock portion of the consideration, such closing price per share of Charter Class A common stock, implied an aggregate value equivalent to $194.99 per share.

TWC Financial Analyses

Selected Public Companies Analysis

Allen & Company, Citi and Morgan Stanley performed a selected public companies analysis of TWC in which such TWC financial advisors reviewed certain financial and stock market information relating to TWC and the following three selected companies that such TWC financial advisors in their professional judgment deemed generally relevant for comparative purposes as publicly traded companies in the cable industry, referred to as the TWC selected companies:

•	Charter Communications, Inc.

•	Comcast Corporation (cable business)

•	Cablevision Systems Corporation

The TWC financial advisors reviewed, among other things, aggregate enterprise values (calculated as fully-diluted market capitalization as of May 22, 2015 plus total debt, plus minority interests, less cash and cash equivalents, less non-cable assets and less tax attributes) as a multiple of estimated EBITDA. The overall low to high next 12 months estimated EBITDA multiples observed for the TWC selected companies as of May 22, 2015 (the last trading day prior to the date on which the TWC board of directors approved the proposed mergers) were 7.0x to 9.2x. The next 12 months estimated EBITDA multiple as of May 22, 2015 observed for TWC was 8.3x. The TWC financial advisors noted that the overall low to high next 12 months estimated EBITDA multiples as of February 11, 2014 (the last trading day prior to the date on which the TWC board of directors approved the proposed merger between TWC and Comcast Corporation) and overall low to high next 12 months estimated EBITDA multiples as of June 13, 2013 (the last trading day prior to published reports initially speculating a potential acquisition proposal by Charter for TWC) observed for the TWC selected companies were 7.9x to 8.9x and 6.0x to 8.2x, respectively. The TWC financial advisors also noted that the next 12 months estimated EBITDA multiple as of February 11, 2014 and next 12 months estimated EBITDA multiple as of June 13, 2013 observed for TWC were 7.2x and 6.2x, respectively. The TWC financial advisors then applied a selected range of estimated EBITDA multiples of 6.75x to 7.75x to TWC’s next 12 months (as of May 22, 2015) estimated EBITDA. Financial data of the TWC selected companies were based on Wall Street research consensus estimates, public filings and other publicly available information. Financial data of TWC was based on the TWC forecasts, Wall Street research consensus estimates, public filings and other publicly available information.

This analysis indicated the following approximate implied per share equity value reference range for TWC common stock as compared to the implied merger consideration:

TWC Implied Per Share Equity Value Reference Range	Implied Merger Consideration
$128 – $157	$194.84

No company or business used in this analysis is identical to TWC and, accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial characteristics and other factors that could affect the public trading or other values of the companies or businesses to which TWC was compared.

Selected Precedent Transactions Analysis

Allen & Company, Citi and Morgan Stanley performed a selected precedent transactions analysis of TWC in which such TWC financial advisors reviewed publicly available financial terms of the following 11 selected transactions in the cable industry that such TWC financial advisors in their professional judgment deemed generally relevant for comparative purposes, referred to as the selected transactions:

Announcement Date	Acquiror	Target
May 20, 2015	Altice S.A.	Suddenlink Communications
March 31, 2015	Charter Communications, Inc.	Bright House Networks, LLC
April 28, 2014	Charter Communications, Inc./Comcast Corporation	Greatland Connections Inc. (spin-off and related transactions)
February 13, 2014	Comcast Corporation	Time Warner Cable Inc.
March 19, 2013	Liberty Media Corporation	Charter Communications, Inc. (27% equity stake)
February 7, 2013	Charter Communications, Inc.	Bresnan Broadband Holdings, LLC
July 18, 2012	BC Partners Ltd.	Suddenlink Communications
July 18, 2012	Cogeco Cable, Inc.	Atlantic Broadband
June 1, 2012	Oak Hill Capital Partners	WaveDivision Holdings, LLC
August 14, 2011	Time Warner Cable Inc.	Insight Communications Company, Inc.
June 14, 2010	Cablevision Systems Corporation	Bresnan Broadband Holdings, LLC

In this analysis, the TWC financial advisors reviewed transaction values (calculated as the enterprise value implied for the target company based on the consideration payable in the selected transactions) as a multiple of the target company’s one-year forward estimated EBITDA both with and without taking into account tax attributes other than step-ups in asset tax bases. The overall low to high one-year forward estimated EBITDA multiples observed for the target companies were 7.1x to 9.2x adjusted for tax attributes and 7.1x to 9.6x (with a mean of 8.2x) not adjusted for tax attributes. The TWC financial advisors then applied selected ranges of one-year forward estimated EBITDA multiples of 7.75x to 8.5x adjusted for tax attributes and 8.0x to 9.0x not adjusted for tax attributes derived from the selected transactions to corresponding data of TWC. Financial data of the selected transactions were based on Wall Street research consensus estimates, public filings and other publicly available information. Financial data of TWC was based on the TWC forecasts.

This analysis indicated the following approximate implied per share equity value reference ranges for TWC common stock both adjusted and not adjusted for tax attributes as compared to the implied merger consideration:

Implied Per Share Equity Value Reference Ranges for TWC		Implied Merger Consideration
Adjusted for Tax Attributes	Not Adjusted for Tax Attributes
$157 – $179	$158 – $187	$194.84

The TWC financial advisors noted that applying the one-year forward estimated EBITDA multiple observed for the Altice S.A./Suddenlink Communications transaction to corresponding financial data of TWC would indicate an approximate implied per share equity value for TWC common stock of $199 per share adjusted for tax attributes and $204 per share not adjusted for tax attributes.

No company, business or transaction used in this analysis is identical to TWC or the transaction and, accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics that could affect the acquisition or other values of the companies, businesses or transactions to which TWC and the transaction were compared.

Discounted Cash Flow Analysis

Allen & Company, Citi and Morgan Stanley performed a discounted cash flow analysis of TWC in which such TWC financial advisors calculated the estimated present value of the standalone unlevered after-tax free cash flows that TWC was forecasted to generate during the nine-month period ending December 31, 2015 through the full calendar year ending December 31, 2024. Financial data of TWC was based on the TWC forecasts. For purposes of this analysis, stock-based compensation was treated as a cash expense. The terminal value of TWC at the end of the forecast period was estimated by using perpetuity growth rates ranging from 1.0% to 1.5%. The cash flows and terminal values were then discounted to present value (as of March 31, 2015) using discount rates ranging from 6.25% to 7.25%. This analysis indicated the following approximate implied per share equity value reference range for TWC common stock as compared to the implied merger consideration:

TWC Implied Per Share Equity Value Reference Range	Implied Merger Consideration
$133 – $188	$194.84

Charter Financial Analyses

Selected Public Companies Analysis

Allen & Company, Citi and Morgan Stanley performed a selected public companies analysis of Charter in which such TWC financial advisors reviewed certain financial and stock market information relating to Charter and the following three selected companies that such TWC financial advisors in their professional judgment deemed generally relevant for comparative purposes as publicly traded companies in the cable industry, referred to as the Charter selected companies:

•	Comcast Corporation (cable business)

•	Cablevision Systems Corporation

•	Time Warner Cable Inc.

The TWC financial advisors reviewed, among other things, aggregate enterprise values (calculated as fully-diluted market capitalization as of May 22, 2015 plus total debt, plus minority interests, less cash and cash equivalents, less non-cable assets and less tax attributes) as a multiple of estimated EBITDA. The overall low to high next 12 months estimated EBITDA multiples observed for the Charter selected companies as of May 22, 2015 (the last trading day prior to the date on which the TWC board of directors approved the proposed mergers) were 7.0x to 8.3x. The next 12 months estimated EBITDA multiple as of May 22, 2015 observed for Charter was 9.2x. The TWC financial advisors noted that the overall low to high next 12 months estimated EBITDA multiples as of February 11, 2014 (the last trading day prior to the date on which the TWC board of directors approved the proposed merger between TWC and Comcast Corporation) and overall low to high next 12 months estimated EBITDA multiples as of June 13, 2013 (the last trading day prior to published reports initially speculating a potential acquisition proposal by Charter for TWC) observed for the Charter selected companies were 7.2x to 7.9x and 6.0x to 7.5x, respectively. The TWC financial advisors also noted that the next 12 months estimated EBITDA multiple as of February 11, 2014 and next 12 months estimated EBITDA multiple as of June 13, 2013 observed for Charter were 8.9x and 8.2x, respectively. The TWC financial advisors then applied a selected range of estimated EBITDA multiples of 8.0x to 9.0x to Charter’s next 12 months (as of May 22, 2015) estimated EBITDA. Financial data of the Charter selected companies were based on Wall Street research consensus estimates, public filings and other publicly available information. Financial data of Charter was based on the Charter forecasts, Wall Street research consensus estimates, public filings and other publicly available information.

This analysis indicated the following approximate implied per share equity value reference range for Charter Class A common stock as compared to the closing price of Charter Class A common stock on May 22, 2015:

Charter Implied Per Share Equity Value Reference Range	Charter Closing Stock Price
$142 – $172	$175.33

No company or business used in this analysis is identical to Charter and, accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial characteristics and operating characteristics that could affect the public trading or other values of the companies or businesses to which Charter was compared.

Discounted Cash Flow Analysis

Allen & Company, Citi and Morgan Stanley performed a discounted cash flow analysis of Charter in which such TWC financial advisors calculated the estimated present value of the standalone unlevered after-tax free cash flows that Charter was forecasted to generate during the nine-month period ending December 31, 2015 through the full calendar year ending December 31, 2019. Financial data of Charter was based on the Charter forecasts. For purposes of this analysis, stock-based compensation was treated as a cash expense. The terminal value of Charter at the end of the forecast period was estimated by using perpetuity growth rates ranging from 1.25% to 1.5%. The cash flows and terminal values were then discounted to present value (as of March 31, 2015) using discount rates ranging from 6.25% to 7.25%. This analysis indicated the following approximate implied per share equity value reference range for Charter Class A common stock as compared to the closing price of Charter Class A common stock on May 22, 2015:

Charter Implied Per Share Equity Value Reference Range	Charter Closing Stock Price
$174 – $244	$175.33

Other Factors. Allen & Company, Citi and Morgan Stanley observed certain additional factors that were not considered part of their joint financial analyses with respect to their respective opinions but were referenced for informational purposes, including, among other things, the following:

•	latest 12 months (as of May 22, 2015) trading prices for TWC common stock, which ranged from approximately $129 to $172 per share, as compared to the implied merger consideration of $194.84 and the closing price of TWC common stock of $171.18 per share on May 22, 2015;

•	latest 12 months (as of May 22, 2015) trading prices for Charter Class A common stock, which ranged from approximately $138 to $199 per share, as compared to the closing price of Charter Class A common stock of $175.33 per share on May 22, 2015;

•	historical trading prices for TWC common stock and Charter Class A common stock from January 1, 2013 to May 22, 2015, as compared to the historical trading prices of Comcast Corporation’s Class A common stock and the Standard & Poor’s 500 index, which indicated that trading prices for TWC common stock, Charter Class A common stock and Comcast Corporation’s Class A common stock and the Standard & Poor’s 500 index increased by approximately 76%, 130%, 55% and 49%, respectively, over such period, and historical relative trading prices for TWC common stock and Charter Class A common stock from March 30, 2015 to May 22, 2015, which indicated that trading prices for TWC common stock increased by approximately 14.7% and Charter Class A common stock decreased by approximately 4.4% over such period;

•	historical exchange ratios for TWC common stock and Charter Class A common stock from January 1, 2013 to May 22, 2015, which indicated an implied exchange ratio as of May 22, 2015 of approximately 0.98x and three-month, six-month and one-year (as of May 22, 2015) average exchange ratios of approximately 0.98x, 0.87x and 0.90x, respectively, as compared to an illustrative implied exchange ratio of approximately 1.106x assuming an all-stock transaction consideration;

•	publicly available stock price targets of selected research analysts for TWC common stock and Charter Class A common stock, which indicated standalone stock price targets of such research analysts for TWC common stock of $138 to $180 per share (with a mean of $157 per share and a median of $150 per share), acquisition stock price targets of such research analysts for TWC common stock of $166 to $193 per share (with a mean of $177 per share and a median of $175 per share), with one research analyst estimating a year-end pro forma value package of $198 per share assuming a combination with Charter based on a $175 per share aggregate merger consideration value of which approximately 60% would be payable in cash, standalone stock price targets of such research analysts for Charter Class A common stock of $148 to $205 per share (with a mean of $177 per share and a median of $174 per share) and M&A-affected stock price targets of such research analysts for Charter Class A common stock of $186 to $230 per share (with a mean of $207 per share and a median of $210 per share); and

•	potential pro forma financial effects of the transaction on, among other things, Charter’s calendar years 2016 and 2017 estimated levered free cash flow per share based on, in the case of TWC, the TWC forecasts and, in the case of Charter, the Charter forecasts (including the financial forecasts and other estimates reflected in the Charter forecasts relating to Bright House prepared by the management of Charter) after taking into account potential phased-in and run-rate cost synergies anticipated by the managements of TWC and Charter to result from the transaction and both including and excluding the acquisition of Bright House by Charter which, based on the implied merger consideration of $194.84 and the closing price of Charter Class A common stock of $175.33 per share on May 22, 2015, indicated that the transaction could be accretive to Charter’s calendar years 2016 and 2017 estimated levered free cash flow per share. Actual results achieved by the combined company may vary from forecasted results and variations may be material.

Opinion of Financial Advisor to the TWC Independent Directors

For purposes of the opinion and related analyses of the financial advisor to the TWC independent directors described in this joint proxy statement/prospectus, (i) “transaction” means the acquisition of TWC by Charter and (ii) “related transactions” means the TWC transactions, the BHN transactions and other transactions contemplated in connection therewith (other than the first merger and the second merger).

Opinion of Centerview Partners LLC

Centerview was retained as financial advisor to the TWC independent members of the TWC board of directors, referred to as the TWC independent directors, in connection with the proposed transaction. In connection with this engagement, Centerview was requested to evaluate the fairness, from a financial point of view, to holders of TWC common stock (other than excluded shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. On May 23, 2015, at a meeting of the TWC board of directors held to evaluate the transaction, Centerview delivered to the TWC board of directors an oral opinion, confirmed by delivery of a written opinion dated May 23, 2015, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the merger consideration to be paid to holders of TWC common stock (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated May 23, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex O and is incorporated herein by reference. The description of Centerview’s opinion set forth below is qualified in its entirety by reference to the full text of Centerview’s opinion. Centerview’s opinion was provided for the information and assistance of the TWC board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view and did not address any other term or aspect of the merger agreement or the transaction. Centerview expressed no view as to, and its opinion did not address, TWC’s underlying business decision to proceed with or effect the transaction or the related transactions, or the relative merits of the transaction and the related transactions as compared to any alternative business strategies or transactions that might be available to TWC or in which TWC might engage. Centerview’s opinion does not constitute a recommendation to any stockholder of TWC or any other person as to the form or relative fairness of the merger consideration to be elected by such stockholder or how such stockholder or other person should vote with respect to the transaction or otherwise act with respect to the transaction, the related transactions or any other matter.

In connection with its opinion, Centerview, among other things:

•	reviewed a draft of the merger agreement dated May 23, 2015, referred to as the draft merger agreement;

•	reviewed TWC’s Annual Reports on Form 10-K for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, and Charter’s Annual Reports on Form 10-K for the years ended December 31, 2014, December 31, 2013 and December 31, 2012;

•	reviewed certain interim reports to stockholders and Quarterly Reports on Form 10-Q of TWC and Charter;

•	reviewed certain publicly available research analyst reports for TWC and Charter;

•	reviewed certain other communications from TWC and Charter to their respective stockholders;

•	reviewed certain publicly available and other business and financial information relating to TWC provided to or otherwise discussed with Centerview by the management of TWC, including the TWC forecasts;

•	reviewed certain publicly available and other business and financial information relating to Charter provided to or otherwise discussed with Centerview by the management of Charter, including the Charter forecasts;

•	reviewed the potential pro forma financial impact of the transaction and the related transactions (including the BHN transactions) on the future financial performance of New Charter;

•	conducted discussions with members of the senior management and representatives of TWC and Charter regarding their assessments of the TWC forecasts and the Charter forecasts and the strategic rationale for the transaction and the related transactions, including estimates of the management of Charter as to potential cost savings and other benefits anticipated by the management of Charter to be realized from the transaction and related transactions, such estimates referred to as the synergies;

•	reviewed publicly available financial and stock market data, including valuation multiples, for TWC and Charter and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant;

•	compared certain of the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant; and

•	conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with TWC’s consent, relied upon such information as being complete and accurate. In that regard, Centerview assumed, at TWC’s direction, that the TWC forecasts that Centerview was directed to utilize for purposes of its analyses were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TWC as to the matters covered thereby, that the publicly available financial information reflected in the Charter forecasts that Centerview was directed by the management of Charter to utilize for purposes of its analyses reflected reasonable judgments and estimates as to, and were a reasonable basis upon which to evaluate, the future financial performance of Charter and that the financial forecasts and other estimates reflected in the Charter forecasts relating to Bright House prepared by the management of Charter, the net operating losses and other tax attributes of Charter and the synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Charter, and Centerview relied, at TWC’s direction, on the TWC forecasts, the Charter forecasts, the synergies and such financial forecasts and other estimates relating to Bright House for purposes of its analysis and opinion. Centerview also assumed, at TWC’s direction, that the financial results reflected in the TWC forecasts, the Charter forecasts and the other information and data utilized in Centerview’s analysis would be realized in the amounts and at the times projected. Centerview expressed no view or opinion as to any such forecasts or other information or data, including the TWC forecasts, the Charter forecasts, the synergies or financial forecasts or other estimates relating to Bright House, or the assumptions on which they were based. Centerview assumed, with TWC’s consent, that there would be no developments with respect to any of the following matters that would have an adverse effect in any material respect on TWC, Charter, New Charter, the transaction or the related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion: (i) the related transactions, including the timing thereof and assets, liabilities and financial and other terms involved; (ii) the potential impact on TWC, Charter and New Charter of market and other trends in and prospects for, and governmental, regulatory and legislative policies and matters relating to or affecting, the cable industry; (iii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, content providers and customers; and (iv) the ability to integrate the businesses of TWC and Charter.

In addition, at TWC’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of TWC, Charter, New Charter or any other entity, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of TWC, Charter, New Charter or any other entity. Centerview assumed, at TWC’s direction, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or opinion from the draft merger agreement reviewed by Centerview. Centerview also assumed, at TWC’s direction, that the transaction and the related transactions would be consummated on the terms set forth in the merger agreement and related documents (including commitment letters and related financing documents) and in accordance with all applicable laws and relevant documents or requirements without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction and the related transactions, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, would be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview further assumed, at TWC’s direction, that the transaction would have the tax treatment contemplated by the merger agreement. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of TWC, Charter, New Charter or any other entity, or the ability of TWC, Charter, New Charter or any other entity to pay their respective obligations when they come due, or as to the impact of the transaction and the related transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview was not authorized to, and it did not, undertake a third-party solicitation process on TWC’s behalf regarding a potential transaction with TWC. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of its opinion, to the holders of TWC common stock (other than excluded shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. Centerview was not asked to, nor did it express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the transaction, including, without limitation, the structure or form of the merger consideration or the transaction, any related transactions or any voting agreement or other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the transaction, the related transactions or otherwise, including, without limitation, the fairness of the transaction and the related transactions or any other term or aspect of the transaction and the related transactions to, or any consideration to be received in connection therewith by, or the impact of the transaction and the related transactions on, the holders of any other class of securities, creditors or other constituencies of TWC or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of TWC or any other party, or class of such persons in connection with the transaction and the related transactions, whether relative to the merger consideration to be paid to the holders of TWC common stock (other than excluded shares) pursuant to the merger agreement or otherwise.

Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of its opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion. Centerview expressed no view or opinion as to what the value of New Charter Class A common stock (or other securities of New Charter or any other entity) actually would be when issued pursuant to the transaction or the prices at which TWC common stock or New Charter Class A common stock (or other securities of New Charter or any other entity) would trade or otherwise be transferable at any time, including following announcement or consummation of the transaction and the related transactions. The issuance of Centerview’s opinion was approved by Centerview’s fairness opinion committee.

Miscellaneous

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking financial advisory and merchant banking activities. In the past two years prior to the date of its opinion, Centerview provided investment banking or similar services to TWC for which it received compensation, including in connection with the previously announced and terminated Comcast-TWC merger agreement. During such two-year period, Centerview received for such services an aggregate fee of $8 million from TWC. In the past two years prior to the date of its opinion, Centerview had not provided investment banking or similar services to Charter for which Centerview received compensation. Centerview may provide investment banking and other services to or with respect to TWC, Charter, New Charter or their respective affiliates or entities in which they have investments in the future, for which it may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, TWC, Charter, New Charter or any of their respective affiliates, or any other party that may be involved in the transaction or the related transactions.

The TWC independent directors selected Centerview as its financial advisor in connection with the transaction based on Centerview’s reputation and experience. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the transaction.

In connection with Centerview’s services as the TWC independent directors’ financial advisor, TWC has agreed to pay Centerview an aggregate fee of $27.5 million, of which $7.5 million is payable in connection with its engagement, $7.5 million was paid upon the rendering of Centerview’s opinion and $12.5 million is payable contingent upon consummation of the transaction. In addition, TWC has agreed to reimburse certain of Centerview’s expenses arising, and indemnify against Centerview and related parties against certain liabilities, including under federal securities laws, that may arise, out of its engagement.

Summary of Centerview Financial Analysis

In connection with the rendering of its opinion to the TWC board of directors, Centerview performed a variety of financial and comparative analyses which are summarized below. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Centerview arrived at its opinion based on the results of all analyses undertaken and assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or methods of analysis. Accordingly, Centerview believes that the financial analyses and this summary must be considered as a whole.

In performing its financial analyses, Centerview considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond TWC’s and Charter’s control. The assumptions and estimates contained in the financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.

Centerview was not requested to, and it did not, determine or recommend the specific consideration payable in the transaction and the related transactions or that any given consideration constituted the only appropriate consideration in the transaction and the related transactions. The type and amount of consideration payable in the transaction and the related transactions were determined through negotiations between TWC and Charter, and the decision to effect the transaction and the related transactions was solely that of the TWC board of directors. Centerview’s financial analyses and opinion were only one of many factors considered by the TWC board of directors in its evaluation of the transaction and the related transactions and should not be viewed as determinative of the views of the TWC board of directors or management with respect to the transaction and the related transactions or the consideration payable in the transaction and the related transactions.

The following is a brief summary of the material financial analyses prepared and reviewed with the TWC board of directors in connection with Centerview’s opinion, dated May 23, 2015. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. None of TWC, Charter, Centerview or any other person assumes responsibility if future results are different from those described, whether or not any such difference is material. For purposes of the financial analyses described below, (i) earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, was calculated net of stock-based compensation and, except as otherwise noted below, the financial analyses related to TWC and Charter took into account the present value of potential tax savings resulting from various tax attributes, such as net operating losses and step-ups in asset tax bases, collectively referred to as tax attributes, and (ii) the term “implied merger consideration” refers to an implied aggregate value equivalent to $194.84 per share based on merger consideration of $100 per share in cash and 0.5409 of a share of Charter Class A common stock, utilizing, for the stock portion of the consideration, the closing price per share of Charter Class A common stock on May 22, 2015 of $175.33. Centerview noted that the merger consideration based on the optional election of $115 per share in cash and 0.4562 of a share of Charter Class A common stock, utilizing, for the stock portion of the consideration, such closing price per share of Charter Class A common stock, implied an aggregate value equivalent to $194.99 per share.

TWC Financial Analyses

Selected Public Companies Analysis

Centerview performed a selected public companies analysis of TWC in which Centerview reviewed certain financial and stock market information relating to TWC and the following three selected companies that Centerview in its professional judgment deemed generally relevant for comparative purposes as publicly traded companies in the cable industry, referred to as the TWC selected companies:

•	Charter Communications, Inc.

•	Comcast Corporation (cable business)

•	Cablevision Systems Corporation

Centerview reviewed, among other things, aggregate enterprise values (calculated as fully-diluted market capitalization as of May 22, 2015 plus total debt, plus minority interests, less cash and cash equivalents, less non-cable assets and less tax attributes) as a multiple of estimated EBITDA. The overall low to high next 12 months estimated EBITDA multiples observed for the TWC selected companies as of May 22, 2015 (the last trading day prior to the date on which the TWC board of directors approved the proposed mergers) were 7.0x to 9.2x. The next 12 months estimated EBITDA multiple as of May 22, 2015 observed for TWC was 8.3x. Centerview also noted that the overall low to high next 12 months estimated EBITDA multiples observed for the TWC selected companies as of February 11, 2014 (the last trading day prior to the date on which the TWC board of directors approved the proposed merger between TWC and Comcast Corporation) were 7.9x to 8.8x. Centerview also noted that the next 12 months estimated EBITDA multiple as of February 11, 2014 observed for TWC was 7.1x. Centerview then applied a selected range of estimated EBITDA multiples of 6.75x to 7.75x to TWC’s next 12 months (as of May 22, 2015) estimated EBITDA. Financial data of the TWC selected companies and TWC were based on Wall Street research consensus estimates, public filings and other publicly available information.

This analysis indicated the following approximate implied per share equity value reference range for TWC common stock as compared to the implied merger consideration:

TWC Implied Per Share Equity Value Reference Range	Implied Merger Consideration
$128 – $157	$194.84

No company or business used in this analysis is identical to TWC and, accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial characteristics and other factors that could affect the public trading or other values of the companies or businesses to which TWC was compared.

Selected Precedent Transactions Analysis

Centerview performed a selected precedent transactions analysis of TWC in which Centerview reviewed publicly available financial terms of the following 11 selected transactions in the cable industry that Centerview in its professional judgment deemed generally relevant for comparative purposes, referred to as the selected transactions:

Announcement Date	Acquiror	Target
May 2015	Altice S.A.	Suddenlink Communications
March 2015	Charter Communications, Inc.	Bright House Networks, LLC
April 2014	Charter Communications, Inc./Comcast Corporation	Greatland Connections Inc. (spin-off and related transactions)
February 2014	Comcast Corporation	Time Warner Cable Inc.
March 2013	Liberty Media Corporation	Charter Communications, Inc. (27% equity stake)
February 2013	Charter Communications, Inc.	Bresnan Broadband Holdings, LLC
July 2012	BC Partners Ltd.	Suddenlink Communications
July 2012	Cogeco Cable, Inc.	Atlantic Broadband
June 2012	Oak Hill Capital Partners	WaveDivision Holdings, LLC
August 2011	Time Warner Cable Inc.	Insight Communications Company, Inc.
June 2010	Cablevision Systems Corporation	Bresnan Broadband Holdings, LLC

In this analysis, Centerview reviewed transaction values (calculated as the enterprise value implied for the target company based on the consideration payable in the selected transactions) as a multiple of the target company’s one-year forward estimated EBITDA both with and without taking into account tax attributes other than step-ups in asset tax bases. The overall low to high one-year forward estimated EBITDA multiples observed for the target companies were 6.6x to 9.2x adjusted for tax attributes and 7.1x to 9.6x (with a mean of 8.2x) not adjusted for tax attributes. Centerview then applied selected ranges of one-year forward estimated EBITDA multiples of 7.75x to 8.5x adjusted for tax attributes and 8.0x to 9.0x not adjusted for tax attributes derived from the selected transactions to corresponding data of TWC. Financial data of the selected transactions were based on Wall Street research consensus estimates, public filings and other publicly available information. Financial data of TWC was based on the TWC forecasts.

This analysis indicated the following approximate implied per share equity value reference ranges for TWC common stock both adjusted and not adjusted for tax attributes as compared to the implied merger consideration:

Implied Per Share Equity Value Reference Ranges for TWC		Implied Merger Consideration
Adjusted for Tax Attributes	Not Adjusted for Tax Attributes
$157 – $179	$158 – $187	$194.84

No company, business or transaction used in this analysis is identical to TWC or the transaction and, accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics that could affect the acquisition or other values of the companies, businesses or transactions to which TWC and the transaction were compared.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of TWC in which Centerview calculated the estimated present value of the standalone unlevered after-tax free cash flows that TWC was forecasted to generate during the nine-month period ending December 31, 2015 through the full calendar year ending

December 31, 2024. Financial data of TWC was based on the TWC forecasts. For purposes of this analysis, stock-based compensation was treated as a cash expense. The terminal value of TWC at the end of the forecast period was estimated, assuming normalized depreciation expense equal to capital expenditures in perpetuity, by using perpetuity growth rates ranging from 1.0% to 1.5%. The cash flows and terminal values were then discounted to present value (as of May 22, 2015) using discount rates ranging from 6.50% to 7.50%. This analysis indicated the following approximate implied per share equity value reference range for TWC common stock as compared to the implied merger consideration:

TWC Implied Per Share Equity Value Reference Range	Implied Merger Consideration
$130 – $182	$194.84

Charter Financial Analyses

Selected Public Companies Analysis

Centerview performed a selected public companies analysis of Charter in which Centerview reviewed certain financial and stock market information relating to Charter and the following three selected companies that Centerview in its professional judgment deemed generally relevant for comparative purposes as publicly traded companies in the cable industry, referred to as the Charter selected companies:

•	Comcast Corporation (cable business)

•	Cablevision Systems Corporation

•	Time Warner Cable Inc.

Centerview reviewed, among other things, aggregate enterprise values (calculated as fully-diluted market capitalization as of May 22, 2015 plus total debt, plus minority interests, less cash and cash equivalents, less non-cable assets and less tax attributes) as a multiple of estimated EBITDA. The overall low to high next 12 months estimated EBITDA multiples observed for the Charter selected companies as of May 22, 2015 (the last trading day prior to the date on which the TWC board of directors approved the proposed mergers) were 7.0x to 8.3x. The next 12 months estimated EBITDA multiple as of May 22, 2015 observed for Charter was 9.2x. Centerview noted that the overall low to high next 12 months estimated EBITDA multiples observed for the Charter selected companies as of February 11, 2014 (the last trading day prior to the date on which the TWC board of directors approved the proposed merger between TWC and Comcast Corporation) were 7.1x to 7.9x. Centerview also noted that the next 12 months estimated EBITDA multiple as of February 11, 2014 observed for Charter was 8.8x. Centerview then applied a selected range of estimated EBITDA multiples of 8.0x to 9.2x to Charter’s next 12 months (as of May 22, 2015) estimated EBITDA. Financial data of the Charter selected companies and Charter were based on Wall Street research consensus estimates, public filings and other publicly available information.

This analysis indicated the following approximate implied per share equity value reference range for Charter Class A common stock as compared to the closing price of Charter Class A common stock on May 22, 2015:

Charter Implied Per Share Equity Value Reference Range	Charter Closing Stock Price
$142 – $178	$175.33

No company or business used in this analysis is identical to Charter and, accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Charter was compared.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Charter in which Centerview calculated the estimated present value of the standalone unlevered after-tax free cash flows that Charter was forecasted to generate during the nine-month period ending December 31, 2015 through the full calendar year December 31, 2024. Financial data of Charter was based on the Charter forecasts. For purposes of this analysis, stock-based compensation was treated as a cash expense. The terminal value of Charter at the end of the forecast period was estimated, assuming normalized depreciation expense equal to capital expenditures in perpetuity, by using perpetuity growth rates ranging from 1.0% to 1.5%. The cash flows and terminal values were then discounted to present value (as of May 22, 2015) using discount rates ranging from 7.5% to 8.5%. This analysis indicated the following approximate implied per share equity value reference range for Charter Class A common stock as compared to the closing price of Charter Class A common stock on May 22, 2015:

Charter Implied Per Share Equity Value Reference Range	Charter Closing Stock Price
$147 – $199	$175.33

Other Factors. Centerview observed certain additional factors that were not considered part of its financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	trading prices for TWC common stock during the 52-week period ended May 22, 2015, which ranged from approximately $132 to $171 per share, as compared to the implied merger consideration of $194.84;

•	trading prices for Charter Class A common stock during the 52-week period ended May 22, 2015, which ranged from approximately $140 to $193 per share, as compared to the closing price of Charter Class A common stock of $175.33 per share on May 22, 2015;

•	historical trading prices for TWC common stock and Charter Class A common stock from February 12, 2014 to May 22, 2015 as compared to the Standard & Poor’s 500 index, which indicated that trading prices for TWC common stock and Charter Class A common stock and the Standard & Poor’s 500 index increased by approximately 26.5%, 27.4% and 16.9%, respectively, over such period;

•	historical exchange ratios for TWC common stock (less $100) and Charter Class A common stock from May 22, 2013 to May 22, 2015, which indicated (i) an implied exchange ratio as of May 22, 2015 of approximately 0.406x, (ii) six-month, one-year and two-year (as of May 22, 2015) average implied exchange ratios of approximately 0.292x, 0.292x and 0.237x, respectively, and (iii) low to high implied exchange ratios over the two-year period ended May 22, 2015 of approximately (0.062x) to 0.406x, as compared to the exchange ratio for the stock portion of the merger consideration of 0.541x;

•	publicly available stock price targets of selected research analysts for TWC common stock and Charter Class A common stock, which indicated standalone stock price targets for TWC common stock of $138 to $180 per share and standalone stock price targets for Charter Class A common stock of $148 to $205 per share; and

•	illustrative pro forma financial effects of the transaction on, among other things, Charter’s calendar years 2016 and 2017 estimated levered free cash flow per share based on, in the case of TWC, the TWC forecasts and, in the case of Charter, the Charter forecasts (including the financial forecasts and other estimates reflected in the Charter forecasts relating to Bright House prepared by the management of Charter) after taking into account potential synergy phasing and run-rate cost synergies anticipated by the managements of TWC and Charter to result from the transaction which, based on the implied merger consideration of $194.84 and the closing price of Charter Class A common stock on May 22, 2015 of $175.33 per share, indicated that the transaction could be accretive to Charter’s calendar years 2016 and 2017 estimated levered free cash flow per share. Actual results achieved by the combined company may vary from forecasted results and variations may be material.

Opinions of Charter’s Financial Advisors

Opinion of Goldman, Sachs & Co. Rendered in Connection with the TWC Transactions

On May 23, 2015, at a meeting of the board of directors of Charter, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of May 23, 2015, based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, and taking into account the TWC Acquisition (as defined below), the Parent Merger Exchange Ratio pursuant to the merger agreement was fair from a financial point of view to the holders (other than Liberty Broadband and affiliates of a significant shareholder of Liberty Broadband, which we refer to, collectively, as the Liberty-related entities, and TWC and each of their respective affiliates) of shares of Charter Class A common stock. For purposes of Goldman Sachs’ opinion, “TWC Acquisition” was defined as the acquisition of all of the outstanding shares of common stock of TWC for consideration consisting of cash and shares of New Charter Class A common stock pursuant to the mergers and transactions contemplated by the merger agreement and the Liberty contribution agreement, together with the investment by Liberty Broadband of $4.3 billion in cash in New Charter in exchange for shares of New Charter Class A common stock as contemplated by the Liberty investment agreement.

The full text of the written opinion of Goldman Sachs, dated May 23, 2015, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex H. The summary of Goldman Sachs’ opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Charter in connection with its consideration of the transactions contemplated by the merger agreement, the Liberty contribution agreement and the Liberty investment agreement, which we refer to, collectively for purposes of this section, as the TWC transactions, and the opinion does not constitute a recommendation as to how any holder of Charter Class A common stock should vote with respect to any portion of the TWC transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	the Liberty contribution agreement and the Liberty investment agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Charter and TWC for the five fiscal years ended December 31, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Charter and TWC;

•	certain other communications from Charter and TWC to their respective stockholders;

•	certain publicly available research analyst reports for Charter and TWC;

•	audited financial statements for Bright House for the three fiscal years ended December 31, 2014;

•	unaudited financial results for Bright House for the period from January 1, 2015 through February 28, 2015; and

•	certain internal financial analyses and forecasts for Charter, certain financial analyses and forecasts for TWC, certain financial analyses and forecasts for Bright House, and certain pro forma financial analyses and forecasts for New Charter giving effect to consummation of the TWC transactions (both with and without giving effect to the BHN transactions, in each case as prepared by the management of Charter and approved for Goldman Sachs’ use by Charter, which we refer to as the forecasts, including certain operating synergies projected by the management of Charter to result from the TWC transactions and the BHN transactions, as approved for Goldman Sachs’ use by Charter, which we refer to as the synergies).

Goldman Sachs held discussions with members of senior management of TWC regarding their assessment of the past and current business operations, financial condition and future prospects of TWC and with members of the senior management of Charter regarding their assessment of the past and current business operations, financial condition and future prospects of TWC, Bright House, Charter and New Charter and the strategic rationale for, and the potential benefits of, the TWC transactions and the BHN transactions; reviewed the reported price and trading activity for the shares of Charter Class A common stock and the shares of TWC common stock, compared certain financial and stock market information for Charter and TWC with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the cable industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of Charter, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of the board of directors of Charter, that the forecasts and the synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Charter. Goldman Sachs did not make any independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of TWC, Charter, New Charter, Bright House or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the TWC transactions (and, if the BHN transactions are consummated, the BHN transactions) will be obtained without any adverse effect on Charter, TWC or Bright House, or on the expected benefits of the TWC transactions or the BHN transactions in any way meaningful to its analysis. Goldman Sachs assumed that the TWC transactions will be consummated on the terms set forth in the merger agreement, the Liberty contribution agreement and the Liberty investment agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs also assumed that, if the BHN transactions are consummated, they will be consummated on the terms set forth in the BHN contribution agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Charter to engage in the TWC transactions, or the relative merits of the TWC transactions as compared to any strategic alternatives that may be available to Charter; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than the Liberty-related entities and TWC and their respective affiliates) of Charter Class A common stock, as of May 23, 2015, the date of Goldman Sachs’ opinion and taking into account the TWC Acquisition, of the Parent Merger Exchange Ratio pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the TWC transactions or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the TWC transactions, including the fairness of the TWC transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Charter; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Charter, New Charter or TWC, or any class of such persons in connection with the TWC transactions, whether relative to the Parent Merger Exchange Ratio pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which the shares of New Charter Class A common stock will trade at any time or as to the impact of the TWC transactions or the BHN transactions on the solvency or viability of Charter, New Charter, TWC or Bright House or the ability of Charter, New Charter, TWC or Bright House to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, May 23, 2015, the date of its opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Charter in connection with its consideration of the TWC transactions and its opinion does not constitute a recommendation as to how any holder of Charter Class A common stock should vote with respect to any portion of the TWC transactions or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses presented by Goldman Sachs to the board of directors of Charter on May 23, 2015 in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 21, 2015 and is not necessarily indicative of current market conditions.

Illustrative Discounted Cash Flow Analyses

Using the forecasts, Goldman Sachs performed illustrative discounted cash flow analyses to derive present values as of December 31, 2015 of:

•	Charter on a standalone basis;

•	New Charter on a pro forma basis (giving effect to the consummation of the TWC transactions, but not the BHN transactions), which we refer to as the Combined New Charter/TWC, assuming, alternatively, that (i) all TWC stockholders (other than Liberty Broadband and Liberty Interactive) are paid merger consideration per share of TWC common stock of $100 in cash and a fraction of a share of New Charter Class A common stock equal to 0.5409 multiplied by the Parent Merger Exchange Ratio, which we refer to as the $100 cash consideration scenario, and (ii) all TWC stockholders (other than Liberty Broadband and Liberty Interactive) are paid merger consideration per share of TWC common stock of $115 in cash and a fraction of a share of New Charter Class A common stock equal to 0.4562 multiplied by the Parent Merger Exchange Ratio, which we refer to as the $115 cash consideration scenario;

•	New Charter on a pro forma basis (giving effect to the consummation of both the TWC transactions and the BHN transactions), which we refer to as Combined New Charter/TWC/BHN, assuming, alternatively, the $100 cash consideration scenario and the $115 cash consideration scenario; and

•	TWC on a standalone basis, under Charter management.

For purposes of its analysis with respect to each of the foregoing, Goldman Sachs derived an illustrative range of enterprise values as of December 31, 2015 for each of Charter on a standalone basis, Combined New Charter/TWC (under both the $100 cash consideration scenario and the $115 cash consideration scenario) and Combined New Charter/TWC/BHN (under both the $100 cash consideration scenario and the $115 cash consideration scenario) by applying discount rates ranging from 6.25% to 7.25%, reflecting an estimate of the weighted average cost of capital of Charter and New Charter, to (a) estimates of the unlevered free cash flows to be generated by the applicable company for the years 2016 through 2019 as reflected in the forecasts, including in the case of Combined New Charter/TWC, Combined New Charter/TWC/BHN and TWC on a standalone basis, under Charter management, the synergies, and (b) a range of illustrative terminal values for the applicable company at the end of 2019. The range of illustrative terminal values was derived by applying illustrative multiples ranging from 6.5x to 7.5x to estimated terminal year earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted to add equity based compensation cost (consistent with how Charter discloses its EBITDA), which we refer to as Adjusted EBITDA, for the applicable company, as reflected in the forecasts, and in the case of Combined New Charter/TWC, Combined New Charter/TWC/BHN and TWC on a standalone basis, under Charter management, the synergies. For purposes of deriving an illustrative range of enterprise values for Charter on a standalone basis, Combined New Charter/TWC and Combined New Charter/TWC/BHN, Goldman Sachs added the present value as of December 31, 2015 (derived using a discount rate of 9.98%) of estimates of tax savings anticipated to be realized from Charter’s current net operating losses and other tax attributes, as reflected in the forecasts. For purposes of deriving an illustrative range of enterprise values for Combined New Charter/TWC/BHN, Goldman Sachs added the net present value (derived using a discount rate of 9.98%) as of December 31, 2015 of Charter management’s estimates of the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits. For purposes of deriving an illustrative range of enterprise values for Combined New Charter/TWC, Combined New Charter/TWC/BHN and TWC on a standalone basis, under Charter management, Goldman Sachs added Charter management’s estimate of the value of certain equity investments held by TWC. For purposes of deriving an illustrative range of enterprise values for TWC on a standalone basis, Goldman Sachs added the present value as of December 31, 2015 (derived using a discount rate of 9.98%) of estimates of tax savings anticipated to be realized from TWC’s existing tax attributes, as reflected in the forecasts.

To derive an illustrative range of equity values for each of Charter on a standalone basis, Combined New Charter/TWC (under both the $100 cash consideration scenario and the $115 cash consideration scenario), Combined New Charter/TWC/BHN (under both the $100 cash consideration scenario and the $115 cash consideration scenario) and TWC on a standalone basis, Goldman Sachs subtracted from the range of enterprise values it derived for each such company an estimate of the net debt of the applicable company as of December 31, 2015, as reflected in the forecasts.

Goldman Sachs then divided the illustrative ranges of equity values it derived by the total number of fully diluted shares of common stock of (i) Charter on a standalone basis, (ii) Combined New Charter/TWC anticipated to be outstanding after giving effect to the TWC transactions and without giving effect to the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), (iii) Combined New Charter/TWC/BHN anticipated to be outstanding after giving effect to both the TWC transactions and the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), in each case as provided by Charter management, to derive illustrative present values for a share of Charter Class A common stock on a standalone basis, for 0.9042 of one share of Combined New Charter/TWC giving effect only to the TWC transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), and for 0.9042 of one share of Combined New Charter/TWC/BHN giving effect to both the TWC transactions and the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), and (iv) TWC on a standalone basis, under Charter management.

The illustrative value ranges as of December 31, 2015 derived from the foregoing analyses are as follows:

One share of Charter Class A common stock	$177-$220
0.9042 of one share of Class A common stock of Combined New Charter/TWC, under the $100 cash consideration scenario	$171-$229
0.9042 of one share of Class A common stock of Combined New Charter/TWC, under the $115 cash consideration scenario	$171-$233
0.9042 of one share of Class A common stock of Combined New Charter/TWC/BHN, under the $100 cash consideration scenario	$181-$238
0.9042 of one share of Class A common stock of Combined New Charter/TWC/BHN, under the $115 cash consideration scenario	$181-$243
One share of TWC common stock on a standalone basis, under Charter management	$191-$234

Illustrative Present Value of Future Share Price Analyses

Goldman Sachs calculated illustrative ranges of implied present values as of December 31, 2015 of one share of Charter Class A common stock on a standalone basis; of 0.9042 of one share of Class A common stock of Combined New Charter/TWC under, alternatively, the $100 cash consideration scenario and the $115 cash consideration scenario; and of 0.9042 of one share of Class A common stock of Combined New Charter/TWC/BHN under, alternatively, the $100 cash consideration scenario and the $115 cash consideration scenario.

For purposes of this analysis, Goldman Sachs derived theoretical future values as of December 31, 2019 by:

•	applying an illustrative range of one year forward EBITDA multiples of 6.5x to 7.5x to the estimate of 2019 Adjusted EBITDA for the applicable company as reflected in the forecasts, including, in the case of Combined New Charter/TWC and Combined New Charter/TWC/BHN, the synergies;

•	subtracting an assumed amount of net debt equal to the estimate of 2019 Adjusted EBITDA as reflected in the forecasts, multiplied by the midpoint of Charter management’s anticipated range of its leverage ratios;

•	adding the present value per share as of December 31, 2019 (derived using a discount rate of 9.98%) of estimates of the tax savings anticipated to be realized from Charter’s current net operating losses and other tax attributes;

•	adding, in the case of Combined New Charter/TWC/BHN, the net present value per share (derived using a discount rate of 9.98%) as of December 31, 2019 of Charter management’s estimates of the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits;

•	adding, in the case of Combined New Charter/TWC and Combined New Charter/TWC/BHN, Charter management’s estimate of the value per share as of December 31, 2019 of certain equity investments held by TWC; and

•	dividing the result by Charter management’s estimate of the total number of (i) fully diluted shares of Charter Class A common stock anticipated to be outstanding as of December 31, 2019 on a standalone basis, (ii) fully diluted shares of Class A common stock of Combined New Charter/TWC anticipated to be outstanding as of December 31, 2019 giving effect to the TWC transactions and without giving effect to the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), and (iii) fully diluted shares of Class A common stock of Combined New Charter/TWC/BHN anticipated to be outstanding as of December 31, 2019 giving effect to both the TWC transactions and the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), in each case taking into account estimated share repurchases, all as provided by Charter’s management.

Goldman Sachs derived present values per share as of December 31, 2015 by applying discount rates ranging from 9.5% to 10.5%, reflecting an estimate of Charter and New Charter’s cost of equity, to the theoretical future values per share it derived as described above.

The illustrative value ranges as of December 31, 2015 derived from the foregoing analyses are as follows:

One share of Charter Class A common stock	$193-$232
0.9042 of one share of Class A common stock of Combined New Charter/TWC, under the $100 cash consideration scenario	$198-$248
0.9042 of one share of Class A common stock of Combined New Charter/TWC, under the $115 cash consideration scenario	$202-$256
0.9042 of one share of Class A common stock of Combined New Charter/TWC/BHN, under the $100 cash consideration scenario	$213-$261
0.9042 of one share of Class A common stock of Combined New Charter/TWC/BHN, under the $115 cash consideration scenario	$209-$262

Comparable Companies Analysis

Goldman Sachs calculated and compared (i) (a) the multiple of the transaction value, which we refer to as TV, of TWC based on the aggregate consideration proposed to be paid in the TWC transactions to the estimated 2015 EBITDA for TWC, as reflected in the forecasts, (b) the multiple of the TV of TWC based on the aggregate consideration proposed to be paid in the TWC transactions less the present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes, as reflected in the forecasts, to estimated 2015 EBITDA for TWC, as reflected in the forecasts, (c) the multiple of the TV of TWC based on the aggregate consideration proposed to be paid in the TWC transactions less the present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes, as reflected in the forecasts, to estimated 2015 EBITDA for TWC, as reflected in the forecasts and giving effect to the synergies; (ii) (a) the multiple of the combined TV of TWC and BHN, based on the aggregate consideration proposed to be paid in the TWC transactions and the BHN transactions, to estimated combined 2015 EBITDA for TWC and BHN as reflected in the forecasts, (b) the multiple of the combined TV of TWC and BHN based on the aggregate consideration proposed to be paid in the TWC transactions and the BHN transactions less the net present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes and the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits, as reflected in the forecasts, to estimated combined 2015 EBITDA for TWC and BHN, as reflected in the forecasts, and (c) the multiple of the combined TV of TWC and BHN based on the aggregate consideration proposed to be paid in the TWC transactions and the BHN transactions less the net present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes and the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits, as reflected in the forecasts, to estimated combined 2015 EBITDA for TWC and BHN, as reflected in the forecasts, and giving effect to the synergies; and (iii) multiples of implied enterprise value, adjusted to exclude the present value of tax assets where applicable, which we refer to as adjusted enterprise value, for each of the following selected companies (calculated as described below) to estimated 2015 EBITDA for each of the selected companies:

•	Charter

•	TWC

•	Comcast Corporation

•	Cablevision Systems Corporation

This analysis was undertaken to assist Goldman Sachs and Charter’s board of directors in understanding how the adjusted enterprise value/2015E EBITDA multiples for the selected companies (based on their current trading prices and analyst EBITDA estimates) compared to the TV/2015E EBITDA multiples implied by the aggregate consideration proposed to be paid for TWC in the TWC transactions and the aggregate consideration proposed to be paid for TWC and BHN in the TWC transactions and the BHN transactions. Although none of the selected companies is directly comparable to TWC or BHN (except TWC as compared to itself), the companies included were chosen because they are publicly traded companies in the cable industry with operations that, for purposes of analysis, may be considered similar to certain operations of TWC or BHN.

For purposes of these calculations, Goldman Sachs calculated an implied equity value for each selected company by multiplying the number of fully diluted outstanding shares of that company as reported in its most recent SEC filings by each company’s closing share price on May 21, 2015. By adding the net debt amount of each selected company as reported in its most recent public filings as of May 21, 2015 to the implied equity value of such company derived from the foregoing calculations adjusted to deduct the net present value as of December 31, 2015 of estimates of the net tax savings anticipated to be realized by the selected companies based on available information regarding the net present value of their respective tax assets and an implied value of each company’s non-cable assets derived based on publicly available information, Goldman Sachs calculated an implied adjusted enterprise value, which we refer to as Adjusted EV, for each company. The multiples for each of the selected companies were calculated using the median 2015 EBITDA estimates for each company published by the Institutional Brokers’ Estimate System as of May 21, 2015 and, where applicable, adjusted to exclude the 2015 EBITDA from any non-cable assets based on publicly available estimates.

The table below compares the TV/2015E EBITDA multiples implied by the consideration to be paid by New Charter in the TWC transactions without giving effect to the BHN transactions and in the TWC transactions and the BHN transactions, together, calculated with and without accounting for the net present values of any tax assets that are expected to be realized by New Charter and with and without synergies to be realized by New Charter, to the high and low Adjusted EV/2015E EBITDA multiples calculated by Goldman Sachs for the selected companies.

	TWC	TWC (TV Adjusted for Tax Assets)	TWC (TV Adjusted for Tax Assets and synergies)	TWC and BHN	TWC and BHN (TV Adjusted for Tax Assets)	TWC and BHN (TV Adjusted for Tax Assets and synergies)	Selected Companies
							High	Low
TV or Adjusted EV to 2015E EBITDA	9.4x	9.2x	8.4x	9.1x	8.9x	8.2x	9.0x	6.9x

Selected Precedent Transactions Analysis

Goldman Sachs calculated and compared (i) (a) the multiple of TV of TWC based on the aggregate consideration proposed to be paid in the TWC transactions to the estimated 2015 EBITDA for TWC, as reflected in the forecasts, and (b) the multiple of the TV of TWC based on the aggregate consideration proposed to be paid in the TWC transactions less the present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes, as reflected in the forecasts, to estimated 2015 EBITDA for TWC, as reflected in the forecasts; (ii) (a) the multiple of the combined TV of TWC and BHN, based on the aggregate consideration proposed to be paid in the TWC transactions and the BHN transactions, to combined estimated 2015 EBITDA for TWC and BHN, as reflected in the forecasts, and (b) the multiple of the combined TV of TWC and BHN based on the aggregate consideration proposed to be paid in the TWC transactions and the BHN transactions less the net present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes and the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits, as reflected in the forecasts, to estimated combined 2015 EBITDA for TWC and BHN, as reflected in the forecasts; and (iii) multiples of the implied TV in each of the following selected transactions in the cable industry based on the announced transaction price as a multiple of the target company’s estimated EBITDA for the four quarter period after the announcement of the transaction based on Wall Street analyst estimates, which we refer to as Forward EBITDA. With respect to each of the following selected transactions, Goldman Sachs calculated an implied adjusted transaction value by deducting the net present value of the target companies’ respective tax assets, to the extent such information was publicly available and applicable.

Date Announced	Target	Acquirer
04/2014	TWC/Comcast Systems	Charter
02/2014	TWC	Comcast Corporation
02/2013	Bresnan Cable Systems	Charter
08/2011	Insight Communications Company, Inc.	TWC
06/2010	Bresnan Communications LLC	Cablevision Corporation

This analysis was undertaken to assist Goldman Sachs and Charter’s board of directors in understanding how the TV/Forward EBITDA multiples for the selected transactions compared with the TV/2015E EBITDA multiple implied by the aggregate consideration to be paid in the TWC transactions and in the TWC transactions and the BHN transactions combined. With respect to New Charter and each selected transaction, the EBITDA multiples were calculated both with, and without, accounting for the present values of any tax assets that are expected to be realized by the target company wherever applicable. The table below presents the results of this analysis.

TV/2015E EBITDA				Selected Transactions (TV/Forward EBITDA)
TWC	TWC (TV Adjusted for Tax Assets)	TWC and BHN	TWC and BHN (TV Adjusted for Tax Assets)	High/Median/ Low	High/Median/Low (TV Adjusted for Tax Assets)
9.4x	9.2x	9.1x	8.9x	8.3x/8.1x/7.1x	7.9x/7.1x/5.9x

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Charter, New Charter, TWC or BHN (except TWC as compared to itself) or to the TWC transactions or the BHN transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the board of directors of Charter as to the fairness from a financial point of view to the holders of shares of Charter Class A common stock (other than the Liberty-related entities and TWC and their respective affiliates), as of May 23, 2015, the date of the opinion, and taking into account the TWC Acquisition, of the Parent Merger Exchange Ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Charter, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Parent Merger Exchange Ratio was determined through arm’s-length negotiations between Charter and TWC and was approved by the board of directors of Charter. Goldman Sachs provided advice to Charter during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Charter or that any specific amount of consideration constituted the only appropriate consideration for the TWC transactions.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the board of directors of Charter in considering the TWC transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to Charter’s board of directors and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex H to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Charter, New Charter, TWC and any of their respective affiliates and third parties, including the Liberty-related entities, or any currency or commodity that may be involved in the transactions contemplated by the merger agreement, the Liberty contribution agreement and the Liberty investment agreement for the accounts of Goldman Sachs and its affiliates and their customers. Goldman Sachs has acted as financial advisor to Charter in connection with, and has participated in certain of the negotiations leading to, the TWC transactions. At the request of the board of directors of Charter, affiliates of Goldman Sachs have entered into financing commitments and agreements to provide Charter with incremental term loan, revolving credit and bridge loan facilities in connection with the consummation of the TWC transactions, in each case subject to the terms of such commitments and agreements, which is referred to as the TWC transactions financing. Pursuant to such financing transactions, Goldman Sachs expects to receive certain fees. Goldman Sachs has provided certain financial advisory and/or underwriting services to Charter and/or its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as financial advisor to Charter in connection with the BHN transactions; as joint bookrunner in connection with a senior secured term loan due 2021 (aggregate principal amount $3.5 billion) provided to a subsidiary of Charter in September 2014; as joint bookrunner in connection with a public offering of 5.50% Senior Unsecured Notes due 2022 (aggregate principal amount of $1.5 billion) and 5.75% Senior Unsecured Notes due 2024 (aggregate principal amount $2.0 billion) by a subsidiary of Charter in November 2014; and as joint bookrunner in connection with a public offering of 5.125% Senior Unsecured Notes due 2023 (aggregate principal amount $1,150,000,000), 5.375% Senior Unsecured Notes due 2025 (aggregate principal amount $750,000,000) and 5.875% Senior Unsecured Notes due 2027 (aggregate principal amount $800,000,000) in April 2015. Goldman Sachs also has provided certain financial advisory and/or underwriting services to the Liberty related entities and their respective affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the refinancing of indebtedness of VTR GlobalCom Spa, which we refer to as VTR GlobalCom and certain of its affiliates and the related public offering of 6.875% Senior Secured Notes due 2024 (aggregate principal amount $1,400,000,000) by VTR Finance B.V. in January 2014; as joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2025 (aggregate principal amount of $425,000,000), 5.500% Senior Secured Notes due 2025 (aggregate principal amount £430,000,000) and 6.250% Senior Secured Notes due 2029 (aggregate principal amount £225,000,000) by Virgin Media Secured Finance PLC, which we refer to as Virgin Media Secured Finance in March 2014; as financial advisor to Liberty Global plc, which we refer to as Liberty Global, in its acquisition of certain outstanding shares of VTR GlobalCom and VTR Wireless SpA in March 2014; as sole bookrunner with respect to the public offering of 6.250% Senior Secured Notes due 2029 (aggregate principal amount £175,000,000) by Virgin Media Secured Finance in April 2014; as financial advisor to Liberty Global in its acquisition of a 6.400% stake in ITV plc in July 2014; as financial advisor to Liberty Global with respect to a redemption of certain Senior Secured Notes due 2019 and the public offering of 6.375%

Senior Secured Notes due 2024 (aggregate principal amount £300,000,000) and 6.000% Senior Secured Notes due 2024 (aggregate principal amount $500,000,000) in October 2014; as joint bookrunner with respect to the public offering of 4.000% Senior Secured Notes due 2025 (aggregate principal amount £1,000,000,000) and 5.000% Senior Secured Notes due 2025 (aggregate principal amount $550,000,000) in December 2014 by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH; as joint bookrunner with respect to the public offering of 3.45% Senior Notes due 2025 (aggregate principal amount of $300,000,000) in February 2015 by Discovery Communications LLC; as bookrunner with respect to the public offering of 5.25% Senior Secured Notes due 2026 (aggregate principal amount $500,000,000) and 4.875% Senior Secured Notes due 2027 (aggregate principal amount £525,000,000) in March 2015 by a subsidiary of Virgin Media Inc.; as bookrunner with respect to the public offering of 5.250% Senior Secured Notes due 2026 (aggregate principal amount of $500,000,000) in April 2015 by a subsidiary of Virgin Media Inc.; as financial advisor to Telenet Group Holding NV, which we refer to as Telenet, in connection with its acquisition of BASE Company NV in April 2015; and as joint global coordinator in connection with a 8-year term loan (aggregate principal amount of €800 million) made to Telenet in May 2015. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Charter, New Charter, TWC, the Liberty related entities and their respective affiliates for which its investment banking division may receive compensation.

Charter selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the TWC transactions. Pursuant to a letter agreement, dated October 9, 2013, the board of directors of Charter engaged Goldman Sachs to act as its financial advisor in connection with the TWC transactions. Pursuant to the terms of this engagement letter, Charter agreed to pay Goldman Sachs fees of approximately $42.5 million, subject to potential crediting of up to $10.0 million in respect of fees payable to Goldman Sachs with respect to the TWC transactions financing, all of which is contingent upon the consummation of the TWC transactions. In addition, Charter agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

Opinion of Goldman, Sachs & Co. Rendered in Connection with the BHN Transactions

On May 23, 2015, at a meeting of the board of directors of Charter, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of May 23, 2015, based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, and taking into account, among other things, the issuance to Liberty Broadband of shares of New Charter Class A common stock pursuant to the BHN/Liberty stockholders agreement, which is referred to as the Liberty $700 million stock issuance, and the amounts and timing of the payments estimated by Charter to be payable under the tax receivables agreement contemplated by the term sheet referenced below, which we refer to as the tax receivables payments, the aggregate consideration (consisting of approximately $2.0 billion in cash, preferred units of Charter Holdings with a face amount of $2.5 billion, 34,279,843 common units of Charter Holdings (or, if the TWC transactions are consummated before the BHN transactions are consummated, 30,992,406 common units of Charter Holdings), and one share of Class B common stock of New Charter), which we refer to as BHN consideration, to be paid by Charter Holdings and New Charter pursuant to the BHN contribution agreement was fair from a financial point of view to Charter.

The full text of the written opinion of Goldman Sachs, dated May 23, 2015, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex I. The summary of the Goldman Sachs opinion provided in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Charter in connection with its consideration of the BHN transactions, and the opinion does not constitute a recommendation as to how any holder of Charter Class A common stock should vote with respect to any portion of the BHN transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the BHN contribution agreement;

•	the BHN/Liberty stockholders agreement;

•	the term sheet attached as Exhibit B to the BHN contribution agreement, which we refer to as the term sheet;

•	annual reports to stockholders and Annual Reports on Form 10-K of Charter and TWC for the five fiscal years ended December 31, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Charter and TWC;

•	certain other communications from Charter and TWC to their respective stockholders;

•	certain publicly available research analyst reports for Charter and TWC;

•	audited financial statements for Bright House for the three fiscal years ended December 31, 2014;

•	unaudited financial results for Bright House for the period from January 1, 2015 through February 28, 2015;

•	certain internal financial analyses and forecasts for Bright House for the fiscal year ending December 31, 2015, as prepared by Bright House management; and

•	certain internal financial analyses and forecasts for Charter, certain financial analyses and forecasts for Bright House, certain financial analyses and forecasts for TWC, and certain pro forma financial analyses and forecasts for New Charter giving effect to consummation of the BHN transactions (both with and without giving effect to the TWC transactions), in each case as prepared by the management of Charter and approved for Goldman Sachs’ use by Charter, which we refer to as the forecasts, including certain operating synergies projected by the management of Charter to result from the BHN transactions and the TWC transactions, as approved for Goldman Sachs’ use by Charter, which we refer to as the synergies.

Goldman Sachs held discussions with members of senior management of Charter regarding their assessment of the past and current business operations, financial condition and future prospects of BHN and Charter and the strategic rationale for, and the potential benefits of, the BHN transactions and the TWC transactions; reviewed the reported price and trading activity for the shares of Charter Class A common stock, compared certain financial and stock market information for Charter and certain financial information for the business of Bright House with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the cable industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of Charter, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of the board of directors of Charter, that the forecasts and the synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Charter. Goldman Sachs did not make any independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of New Charter, Charter, BHN, TWC or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the BHN transactions (and, if the TWC transactions are consummated, the TWC transactions) will be obtained without any adverse effect on Charter, New Charter, Charter Holdings, BHN or TWC or on the expected benefits of the BHN transactions or the TWC transactions in any way meaningful to its analysis. Goldman Sachs assumed that the BHN transactions will be consummated on the terms set forth in the BHN contribution agreement, as amended, and the BHN/Liberty stockholders agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs also assumed that, if the TWC transactions are consummated, they will be consummated on the terms set forth in the merger agreement, the Liberty contribution agreement and the Liberty investment agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs also assumed that the transaction agreements and the amended and restated certificate of incorporation of New Charter (both as defined in the BHN/Liberty stockholders agreement) will reflect the terms and conditions set forth in the term sheet, without any amendments or modifications the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Charter to engage in the BHN transactions, or the relative merits of the BHN transactions as compared to any strategic alternatives that may be available to Charter; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to Charter, as of May 23, 2015, the date of Goldman Sachs’ opinion, and taking into account, among other things, the Liberty Broadband $700 million stock issuance and the tax receivables payments, of the BHN consideration to be paid by Charter and Charter Holdings pursuant to the BHN contribution agreement. Goldman Sachs did not express any view on, and its opinion did not address, any ongoing obligations of Charter, New Charter, Charter Holdings, any allocation of the BHN consideration, any other term or aspect of the BHN contribution agreement or the BHN transactions or any term or aspect of any other agreement or instrument contemplated by the contribution agreement or entered into or amended in connection with the BHN transactions, including the fairness of the BHN transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Charter; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Charter or Bright House, or any class of such persons in connection with the BHN transactions, whether relative to the BHN consideration to be paid by Charter and Charter Holdings pursuant to the BHN contribution agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Charter Class A common stock or the shares of New Charter Class A common stock will trade at any time or as to the impact of the BHN transactions or the TWC transactions on the solvency or viability of Charter, New Charter, Charter Holdings, BHN, A/N or TWC or the ability of Charter, New Charter, Charter Holdings, BHN, A/N or TWC to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, May 23, 2015, the date of its opinion, and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the board of directors of Charter in connection with its consideration of the BHN transactions and the opinion does not constitute a recommendation as to how any holder of shares of Charter Class A common stock should vote with respect to any portion of the BHN transactions or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses presented by Goldman Sachs to the board of directors of Charter on May 23, 2015 in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 21, 2015 and is not necessarily indicative of current market conditions.

Illustrative Discounted Cash Flow Analyses

Using the forecasts, Goldman Sachs performed illustrative discounted cash flow analyses to derive present values as of December 31, 2015 of:

•	Charter on a standalone basis;

•	New Charter on a pro forma basis (giving effect to the consummation of the TWC transactions, but not the BHN transactions), which we refer to as the Combined New Charter/TWC, assuming, alternatively, that (i) all TWC stockholders (other than Liberty Broadband and Liberty Interactive) are paid merger consideration per share of TWC common stock of $100 in cash and a fraction of a share of New Charter Class A common stock equal to 0.5409 multiplied by the Parent Merger Exchange Ratio, which we refer to as the $100 cash consideration scenario, and (ii) all TWC stockholders (other than Liberty Broadband and Liberty Interactive) are paid merger consideration per share of TWC common stock of $115 in cash and a fraction of a share of New Charter Class A common stock equal to 0.4562 multiplied by the Parent Merger Exchange Ratio, which we refer to as the $115 cash consideration scenario;

•	New Charter on a pro forma basis (giving effect to the consummation of the BHN transactions, but not the TWC transactions), which we refer to as Combined New Charter/BHN; and

•	New Charter on a pro forma basis (giving effect to the consummation of both the TWC transactions and the BHN transactions), which we refer to as Combined New Charter/TWC/BHN, assuming, alternatively, the $100 cash consideration scenario and the $115 cash consideration scenario.

For purposes of its analysis with respect to each of the foregoing, Goldman Sachs derived an illustrative range of enterprise values as of December 31, 2015 for each of Charter on a standalone basis, Combined New Charter/TWC (under both the $100 cash consideration scenario and the $115 cash consideration scenario), Combined New Charter/BHN and Combined New Charter/TWC/BHN (under both the $100 cash consideration scenario and the $115 cash consideration scenario) by applying discount rates ranging from 6.25% to 7.25%, reflecting an estimate of the weighted average cost of capital of Charter and New Charter, to (a) estimates of the unlevered free cash flows to be generated by the applicable company for the years 2016 through 2019 as reflected in the forecasts and, in the case of Combined New Charter/TWC, Combined New Charter/BHN and Combined New Charter/TWC/BHN, the synergies, and (b) a range of illustrative terminal values for the applicable company at the end of 2019. The range of illustrative terminal values was derived by applying illustrative multiples ranging from 6.5x to 7.5x to estimated terminal year earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted to add equity based compensation cost (consistent with how Charter discloses its EBITDA), which we refer to as Adjusted EBITDA, for the applicable company, as reflected in the forecasts, and in the case of Combined New Charter/TWC, Combined New Charter/BHN and Combined New Charter/TWC/BHN, the synergies. For purposes of deriving an illustrative range of enterprise values for Charter on a standalone basis, Combined New Charter/TWC, Combined New Charter/BHN and Combined New Charter/TWC/BHN, Goldman Sachs added the present value as of December 31, 2015 (derived using a discount rate of 9.98%) of estimates of tax savings anticipated to be realized from Charter’s current net operating losses and other tax attributes, as reflected in the forecasts. For purposes of deriving an illustrative range of enterprise values for Combined New Charter/ BHN and Combined New Charter/TWC/BHN, Goldman Sachs added the net present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits. For purposes of deriving an illustrative range of enterprise values for Combined New Charter/TWC and Combined New Charter/TWC/BHN, Goldman Sachs added Charter management’s estimate of the value of certain equity investments held by TWC.

To derive an illustrative range of equity values for each of Charter on a standalone basis, Combined New Charter/TWC (under both the $100 cash consideration scenario and the $115 cash consideration scenario), Combined New Charter/ BHN and Combined New Charter/TWC/BHN (under both the $100 cash consideration scenario and the $115 cash consideration scenario), Goldman Sachs subtracted from the range of enterprise values it derived for each such company an estimate of the net debt of the applicable company as of December 31, 2015, as reflected in the forecasts.

Goldman Sachs then divided the illustrative ranges of equity values it derived by the total number of fully diluted shares of Class A common stock of (i) Charter on a standalone basis, (ii) Combined New Charter/TWC anticipated to be outstanding after giving effect to the TWC transactions and without giving effect to the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), (iii) Combined New Charter/BHN anticipated to be outstanding after giving effect to the BHN transactions and without giving effect to the TWC transactions, and (iv) Combined New Charter/TWC/BHN anticipated to be outstanding after giving effect to both the TWC transactions and the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), in each case as provided by Charter management, to derive illustrative present values for one share of Charter Class A common stock on a standalone basis, for 0.9042 of one share of Combined New Charter/TWC giving effect to the TWC transactions and without giving effect to the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), for one share of Combined New Charter/BHN giving effect to the BHN transactions and without giving effect to the TWC transactions, and for 0.9042 of one share of Combined New Charter/TWC/BHN giving effect to both the TWC transactions and the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario).

The illustrative value ranges as of December 31, 2015 derived from the foregoing analyses are as follows:

One share of Charter Class A common stock	$177-$220
0.9042 of one share of Class A common stock of Combined New Charter/TWC, under the $100 cash consideration scenario	$171-$229
0.9042 of one share of Class A common stock of Combined New Charter/TWC, under the $115 cash consideration scenario	$171-$233
One share of Class A common stock of Combined New Charter/BHN	$190-$235
0.9042 of one share of Class A common stock of Combined New Charter/TWC/BHN, under the $100 cash consideration scenario	$181-$238
0.9042 of one share of Class A common stock of Combined New Charter/TWC/BHN, under the $115 cash consideration scenario	$181-$243

Illustrative Present Value of Future Share Price Analyses

Goldman Sachs calculated illustrative ranges of implied present values as of December 31, 2015 of one share of Charter Class A common stock on a standalone basis; of 0.9042 of one share of Class A common stock of Combined New Charter/TWC under, alternatively, the $100 cash consideration scenario and the $115 cash consideration scenario; of one share of Class A common stock of Combined New Charter/BHN; and of 0.9042 of one share of Class A common stock of Combined New Charter/TWC/BHN under, alternatively, the $100 cash consideration scenario and the $115 cash consideration scenario.

For purposes of this analysis, Goldman Sachs derived theoretical future values as of December 31, 2019 by:

•	applying an illustrative range of one year forward EBITDA multiples of 6.5x to 7.5x to the estimate of 2019 Adjusted EBITDA for the applicable company as reflected in the forecasts, including in the case of Combined New Charter/TWC, Combined New Charter/BHN and Combined New Charter/TWC/BHN, the synergies;

•	subtracting an assumed amount of net debt equal to the estimate of 2019 Adjusted EBITDA as reflected in the forecasts, multiplied by the midpoint of Charter management’s anticipated range of its leverage ratios;

•	adding the present value per share as of December 31, 2019 (derived using a discount rate of 9.98%) of estimates of the tax savings anticipated to be realized from Charter’s current net operating losses and other tax attributes;

•	adding, in the case of Combined New Charter/ BHN and Combined New Charter/TWC/BHN, the net present value per share as of December 31, 2019 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits;

•	adding, in the case of Combined New Charter/TWC and Combined New Charter/TWC/BHN, Charter management’s estimate of the value per share as of December 31, 2019 of certain equity investments held by TWC; and

•	dividing the result by Charter management’s estimate of the total number of (i) fully diluted shares of Charter Class A common stock anticipated to be outstanding as of December 31, 2019 on a standalone basis, (ii) fully diluted shares of Class A common stock of Combined New Charter/TWC anticipated to be outstanding as of December 31, 2019 giving effect to the TWC transactions and without giving effect to the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), (iii) fully diluted shares of Class A common stock of Combined New Charter/BHN anticipated to be outstanding as of December 31, 2019 giving effect to the BHN transactions and without giving effect to the TWC transactions, and (iv) fully diluted shares of Class A common stock of Combined New Charter/TWC/BHN anticipated to be outstanding as of December 31, 2019 giving effect to both the TWC transactions and the BHN transactions (under both the $100 cash consideration scenario and the $115 cash consideration scenario), in each case taking into account estimated share repurchases, all as provided by Charter’s management.

Goldman Sachs derived present values per share as of December 31, 2015 by applying discount rates ranging from 9.5% to 10.5%, reflecting an estimate of Charter and New Charter’s cost of equity, to the theoretical future values per share it derived as described above.

The illustrative value ranges as of December 31, 2015 derived from the foregoing analyses are as follows:

One share of Charter Class A common stock	$193-$232
0.9042 of one share of Class A common stock of Combined New Charter/TWC, under the $100 cash consideration scenario	$198-$248
0.9042 of one share of Class A common stock of Combined New Charter/TWC, under the $115 cash consideration scenario	$202-$256
One share of Class A common stock of Combined New Charter/BHN	$206-$240
0.9042 of one share of Class A common stock of Combined New Charter/TWC/BHN, under the $100 cash consideration scenario	$213-$261
0.9042 of one share of Class A common stock of Combined New Charter/TWC/BHN, under the $115 cash consideration scenario	$209-$262

Comparable Companies Analysis

Goldman Sachs calculated and compared (i) (a) the multiple of the transaction value, to which we refer as TV, of BHN based on the aggregate consideration proposed to be paid in the BHN transactions to the estimated 2015 EBITDA for BHN, as reflected in the forecasts, (b) the multiple of the TV of BHN based on the aggregate consideration proposed to be paid in the BHN transactions less the net present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes and the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits, as reflected in the forecasts, (c) the multiple of the TV of BHN based on the aggregate consideration proposed to be paid in the TWC transactions less the net present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes and the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits, as reflected in the forecasts, to estimated 2015 EBITDA for BHN, as reflected in the forecasts and giving effect to the synergies; (ii) (a) the multiple of the combined TV of TWC and BHN based on the aggregate consideration proposed to be paid in the TWC transactions and the BHN transactions, to estimated combined 2015 EBITDA for TWC and BHN, as reflected in the forecasts, (b) the multiple of the combined TV of TWC and BHN based on the aggregate consideration proposed to be paid in the TWC transactions and the BHN transactions less the net present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes and the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits, as reflected in the forecasts, to estimated combined 2015 EBITDA for TWC and BHN, as reflected in the forecasts, and (c) the multiple of the combined TV of TWC and BHN based on the aggregate consideration proposed to be paid in the TWC transactions and the BHN transactions less the net present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes and the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits, as reflected in the forecasts, to estimated combined 2015 EBITDA for TWC and BHN, as reflected in the forecasts, and giving effect to the synergies; and (iii) multiples of implied enterprise value, adjusted to exclude the present value of tax assets where applicable, which we refer to as adjusted enterprise value, for each of the following selected companies (calculated as described below) to estimated 2015 EBITDA for each of the selected companies:

•	Charter

•	TWC

•	Comcast Corporation

•	Cablevision Systems Corporation

This analysis was undertaken to assist Goldman Sachs and Charter’s board of directors in understanding how the adjusted enterprise value/2015E EBITDA multiples for the selected companies (based on their current trading prices and analyst EBITDA estimates) compared to the TV/2015E EBITDA multiples implied by the aggregate consideration proposed to be paid for BHN in the BHN transactions and the aggregate consideration proposed to be paid for TWC and BHN in the TWC transactions and the BHN transactions. Although none of the selected companies is directly comparable to TWC or BHN (except TWC as compared to itself), the companies included were chosen because they are publicly traded companies in the cable industry with operations that, for purposes of analysis, may be considered similar to certain operations of TWC or BHN.

For purposes of these calculations, Goldman Sachs calculated an implied equity value for each selected company by multiplying the number of fully diluted outstanding shares of that company as reported in its most recent SEC filings by each company’s closing share price on May 21, 2015. By adding the net debt amount of each selected company as reported in its most recent public filings as of May 21, 2015 to the implied equity value of such company derived from the foregoing calculations adjusted to deduct the net present value as of December 31, 2015 of estimates of the net tax savings anticipated to be realized by the selected companies based on available information regarding the net present value of their respective tax assets and an implied value of each company’s non-cable assets derived based on publicly available information, Goldman Sachs calculated an implied adjusted enterprise value, which we refer to as Adjusted EV, for each company. The multiples for each of the selected companies were calculated using the median 2015 EBITDA estimates for each company published by the Institutional Brokers’ Estimate System as of May 21, 2015 and where applicable, adjusted to exclude the 2015 EBITDA from any non-cable assets based on publicly available estimates.

The table below compares the TV/2015E EBITDA multiples implied by the consideration to be paid by New Charter in the BHN transactions without giving effect to the TWC transactions and in the TWC transactions and the BHN transactions, together, calculated with and without accounting for the net present values of any tax assets that are expected to be realized by New Charter and with and without synergies to be realized by New Charter, to the high and low Adjusted EV/2015E EBITDA multiples calculated by Goldman Sachs for the selected companies.

	BHN	BHN (TV Adjusted for Tax Assets)	BHN (TV Adjusted for Tax Assets and synergies)	TWC and BHN	TWC and BHN (TV Adjusted for Tax Assets)	TWC and BHN (TV Adjusted for Tax Assets and synergies)	Selected Companies
							High	Low
TV or Adjusted EV to 2015E EBITDA	7.4x	6.7x	6.7x	9.1x	8.9x	8.2x	9.0x	6.9x

Selected Precedent Transactions Analysis

Goldman Sachs calculated and compared (i) (a) the multiple of the transaction value, which we refer to as TV, of BHN based on the aggregate consideration proposed to be paid in the BHN transactions to the estimated 2015 EBITDA for BHN, as reflected in the forecasts, and (b) the multiple of the TV of BHN based on the aggregate consideration proposed to be paid in the BHN transactions less the net present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes and the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits, as reflected in the forecasts, to estimated 2015 EBITDA for BHN, as reflected in the forecasts; (ii) (a) the multiple of the combined TV of TWC and BHN, based on the aggregate consideration proposed to be paid in the TWC transactions and the BHN transactions, to combined estimated 2015 EBITDA for TWC and BHN, as reflected in the forecasts, and (b) the multiple of the combined TV of TWC and BHN based on the aggregate consideration proposed to be paid in the TWC transactions and the BHN transactions less the net present value as of December 31, 2015 (derived using a discount rate of 9.98%) of Charter management’s estimates of the tax savings anticipated to be realized from TWC’s existing tax attributes and the tax savings anticipated to be realized by New Charter from the step-up in basis expected to result from the BHN transactions, net of the tax receivables payments estimated by management of Charter to be payable by New Charter in connection with the realization of such benefits, as reflected in the forecasts, to estimated combined 2015 EBITDA for TWC and BHN, as reflected in the forecasts; and (iii) multiples of the implied TV in each of the following selected transactions in the cable industry based on the announced transaction price, as a multiple of the target company’s estimated EBITDA for the four quarter period after the announcement of the transaction based on Wall Street analyst estimates, which we refer to as Forward EBITDA. With respect to each of the following selected transactions, Goldman Sachs calculated an implied adjusted transaction value by deducting the net present value of the target companies’ respective tax assets, to the extent such information was publicly available and applicable.

Date Announced	Target	Acquirer
04/2014	TWC/Comcast Systems	Charter
02/2014	TWC	Comcast Corporation
02/2013	Bresnan Cable Systems	Charter
08/2011	Insight Communications Company, Inc.	TWC
06/2010	Bresnan Communications LLC	Cablevision Corporation

This analysis was undertaken to assist Goldman Sachs and Charter’s board of directors in understanding how the TV/Forward EBITDA multiples for the selected transactions compared with the TV/2015E EBITDA multiple implied by the aggregate consideration to be paid in the TWC transactions and in the TWC transactions and the BHN transactions combined. With respect to New Charter and each selected transaction, the EBITDA multiples were calculated both with, and without, accounting for the present values of any tax assets that are expected to be realized by the target company wherever applicable. The table below presents the results of this analysis.

TV/2015E EBITDA				Selected Transactions (TV/Forward EBITDA)
BHN	BHN (TV Adjusted for Tax Assets)	TWC and BHN	TWC and BHN (TV Adjusted for Tax Assets)	High/Median/ Low	High/Median/Low (TV Adjusted for Tax Assets)
7.4x	6.7x	9.1x	8.9x	8.3x/8.1x/7.1x	7.9x/7.1x/5.9x

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Charter, New Charter, TWC or BHN (except TWC as compared to itself) or to the BHN transactions or the TWC transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the board of directors of Charter as to the fairness from a financial point of view to Charter, as of May 23, 2015, the date of the opinion, and taking into account, among others things, the Liberty stock issuance and the tax receivables payments, of the BHN consideration to be paid by Charter and Charter Holdings pursuant to the BHN contribution agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Charter, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The BHN consideration was determined through arm’s-length negotiations between Charter and A/N and was approved by the board of directors of Charter. Goldman Sachs provided advice to Charter during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Charter or that any specific amount of consideration constituted the only appropriate consideration for the BHN transactions.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the board of directors of Charter in considering the BHN transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to Charter’s board of directors and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Charter, New Charter, A/N and any of their respective affiliates and third parties, including the Liberty-related entities, or any currency or commodity that may be involved in the transactions contemplated by the contribution agreement or the stockholders agreement. Goldman Sachs has acted as financial advisor to Charter in connection with, and has participated in certain of the negotiations leading to, the BHN transactions. Goldman Sachs has provided certain financial advisory and/or underwriting services to Charter and/or its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as financial advisor to Charter in connection with the TWC transactions and providing Charter with commitments for incremental term loan, revolving credit and bridge loan facilities in connection with the consummation of the TWC transactions; as joint bookrunner in connection with a senior secured term loan due 2021 (aggregate principal amount $3.5 billion) provided to a subsidiary of Charter in September 2014; as joint bookrunner in connection with a public offering of 5.50% Senior Unsecured Notes due 2022 (aggregate principal amount of $1.5 billion) and 5.75% Senior Unsecured Notes due 2024 (aggregate principal amount $2.0 billion) by a subsidiary of Charter in November 2014; and as joint bookrunner in connection with a public offering of 5.125% Senior Unsecured Notes due 2023 (aggregate principal amount $1,150,000,000), 5.375% Senior Unsecured Notes due 2025 (aggregate principal amount $750,000,000) and 5.875% Senior Unsecured Notes due 2027 (aggregate principal amount $800,000,000) in April 2015. Goldman Sachs also has provided certain financial advisory and/or underwriting services to the Liberty-related entities and their respective affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the refinancing of indebtedness of VTR GlobalCom Spa, which we refer to as VTR GlobalCom, and certain of its affiliates and the related public offering of 6.875% Senior Secured Notes due 2024 (aggregate principal amount $1,400,000,000) by VTR Finance B.V. in January 2014; as joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2025 (aggregate principal amount of $425,000,000), 5.500% Senior Secured Notes due 2025 (aggregate principal amount £430,000,000) and 6.250% Senior Secured Notes due 2029 (aggregate principal amount £225,000,000) by Virgin Media Secured Finance PLC, which we refer to as Virgin Media Secured Finance, in March 2014; as financial advisor to Liberty Global plc, which we refer to as Liberty Global, in its acquisition of certain outstanding shares of VTR GlobalCom and VTR Wireless SpA in March 2014; as sole bookrunner with respect to the public offering of 6.250% Senior Secured Notes due 2029 (aggregate principal amount £175,000,000) by Virgin Media Secured Finance in April 2014; as financial advisor to Liberty Global in its acquisition of a 6.400% stake in ITV plc in July 2014; as financial advisor to Liberty Global with respect to a redemption of certain Senior Secured Notes due 2019 and the public offering of 6.375% Senior Secured Notes due 2024 (aggregate principal amount £300,000,000) and 6.000% Senior Secured Notes due 2024 (aggregate principal amount $500,000,000) in October 2014; as joint bookrunner with respect to the public offering of 4.000% Senior Secured Notes due 2025 (aggregate principal amount £1,000,000,000) and 5.000% Senior Secured Notes due 2025 (aggregate principal amount $550,000,000) in December 2014 by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH; as joint bookrunner with respect to the public offering of 3.45% Senior Notes due 2025 (aggregate principal amount of $300,000,000) in February 2015 by Discovery Communications LLC; as bookrunner with respect to the public offering of 5.25% Senior Secured Notes due 2026 (aggregate principal amount $500,000,000) and 4.875% Senior Secured Notes due 2027 (aggregate principal amount £525,000,000) in March 2015 by a subsidiary of Virgin Media Inc.; as bookrunner with respect to the public offering of 5.250% Senior Secured Notes due 2026 (aggregate principal amount of $500,000,000) in April 2015 by a subsidiary of Virgin Media Inc.; as financial advisor to Telenet Group Holding NV, which we refer to as Telenet, in connection with its acquisition of BASE Company NV in April 2015; and as joint global coordinator in connection with a 8-year term loan (aggregate principal amount of €800 million) made to Telenet in May 2015. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Charter, New Charter, A/N, the Liberty-related entities and their respective affiliates for which its investment banking division may receive compensation.

Charter selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the BHN transactions. Pursuant to a letter agreement, dated February 22, 2014, the board of directors of Charter engaged Goldman Sachs to act as its financial advisor in connection with the BHN transactions. Pursuant to the terms of this engagement letter, Charter agreed to pay Goldman Sachs a fee of $15,000,000, all of which is contingent upon the consummation of the BHN transactions. In addition, Charter agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise out of its engagement.

Opinion of LionTree Advisors LLC in Connection with the TWC Transactions

On May 23, 2015, at a meeting of the Charter board of directors, LionTree Advisors LLC, which we refer to as LionTree, rendered an oral opinion to the Charter board of directors (which was confirmed in writing by delivery of LionTree’s written opinion dated May 23, 2015), as to the fairness, from a financial point of view, as of such date, to Charter of the merger consideration to be paid for the shares of TWC common stock (for purposes of such opinion and this summary, other than (i) any such shares held by Liberty Broadband or Liberty Interactive, (ii) any such shares held by dissenting stockholders, (iii) any treasury shares, and (iv) any such shares held by any direct or indirect wholly owned subsidiary of TWC) pursuant to the merger agreement, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was directed to the Charter board of directors and only addressed the fairness, from a financial point of view, to Charter of the merger consideration to be paid for the shares of TWC common stock pursuant to the merger agreement and did not address any other aspect or implication of the mergers. The summary of LionTree’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex J to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the mergers or any other matter.

In arriving at its opinion, LionTree, among other things:

•	reviewed (A) a draft of the merger agreement, (B) a draft of the amendment to the BHN contribution agreement, (C) the BHN contribution agreement prior to such amendment, and (D) a draft of the BHN/Liberty stockholders agreement;

•	reviewed certain publicly available business and financial information relating to TWC, Bright House, and Charter;

•	reviewed certain internal financial estimates and other data relating to the business and financial prospects of Charter, TWC and Bright House that were provided to LionTree by the management of Charter and not publicly available, including financial forecasts and estimates for the fiscal year ending 2015 (and, with respect to Bright House, also for the fiscal year ended 2014);

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Charter, after giving pro forma effect to (A) the mergers and (B) the mergers and the BHN transactions, in each case, that were provided to LionTree (and prepared) by the management of Charter and not publicly available, including financial forecasts and estimates for the fiscal years ending 2015 through 2019 (as well as certain estimates for utilization of tax assets beyond 2019 through the full utilization of such tax assets);

•	reviewed certain estimates of dis-synergies and synergies, in each case, for (A) the fiscal years ending 2016 through 2019 with respect to Charter and TWC, (B) the fiscal years ending 2016 through 2019 with respect to Charter, TWC, and Bright House, and (C) the fiscal years ending 2014 and 2015 with respect to Charter and Bright House, which we refer to collectively in this section as the transaction effects, prepared by Charter management;

•	conducted discussions with members of the senior management of Charter, Bright House and TWC concerning the business and financial prospects of Charter, Bright House and TWC, respectively, as well as the transaction effects;

•	reviewed current and historical market prices of Charter Class A common stock and TWC’s common stock;

•	reviewed certain publicly available financial and stock market data with respect to certain other companies LionTree believed to be generally relevant;

•	compared certain financial terms of the mergers and the BHN transactions with the publicly available financial terms of certain other transactions LionTree believed to be generally relevant;

•	reviewed certain pro forma effects relating to the mergers and the BHN transactions, including the effects of anticipated financings, prepared by Charter management; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as LionTree deemed necessary or appropriate.

In connection with its review, LionTree assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by it for the purpose of its opinion. In addition, LionTree did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Charter, Bright House, or TWC, nor was LionTree furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, transaction effects and pro forma effects referred to above, which we refer to in this section collectively as the forecasts, LionTree assumed, based on advice from management of Charter, that each had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Charter management as to the future financial performance of Charter, Bright House, and TWC, including the transaction effects and pro forma effects. In addition, LionTree assumed that the financial forecasts and estimates referred to above would be achieved at the times and in the amounts projected. LionTree expressed no opinion with respect to such forecasts or estimates, including any transaction effects and pro forma effects. LionTree assumed, with the consent of the Charter board of directors, that for U.S. federal income tax purposes (i) the payment of cash consideration pursuant to the first merger will be treated as a distribution in redemption of TWC common stock subject to the provisions of Section 302(a) of the Code, (ii) the second merger will qualify as a reorganization within the meaning Section 368(a) of the Code and the regulations promulgated thereunder, and (iii) the third merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder. LionTree’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to LionTree as of, the date thereof, and did not address any legal, regulatory, taxation, or accounting matters.

In rendering its opinion, LionTree assumed, with the consent of the Charter board of directors, that (i) the final executed form of the merger agreement and the final executed form of the amendment to the BHN contribution agreement would not differ in any material respect from the drafts that LionTree reviewed, (ii) the representations and warranties of the parties to such agreements were true and correct in all material respects, (iii) the parties to such agreements will comply with and perform all material covenants and agreements required to be complied with or performed by such parties under such agreements, and (iv) the transactions will be consummated in accordance with the terms of such agreements without any adverse waiver or amendment of any material term or condition thereof. LionTree also assumed, with the consent of the Charter board of directors, that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions will be obtained without any material adverse effect on Charter, TWC, Bright House, or the transactions.

LionTree’s opinion was provided for the benefit of the Charter board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the transactions.

LionTree’s opinion did not address the relative merits of the transactions or any related transaction as compared to other business strategies or transactions that might be available to Charter or Charter’s underlying business decision to effect the transactions or any related transaction. LionTree was not asked to, nor did it, offer any opinion as to the terms (other than the merger consideration to the extent expressly specified in its opinion) of the merger agreement or any related documents, or the form of the transactions or any related transaction. LionTree was not asked to, nor did LionTree, offer any opinion with respect to any post-closing adjustments to the merger consideration or the consideration to be paid to A/N pursuant to the BHN contribution agreement, which we refer to as the BHN consideration, or any portion thereof (in each case, whether as a result of any working capital adjustment, indemnification obligations, or otherwise), any ongoing obligations of Charter or any of its affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, voting, registration rights, or otherwise, contained in any agreement related to the transactions, including the BHN contribution agreement or the transaction agreements (as defined in the BHN contribution agreement)), any allocation of the merger consideration or the BHN consideration (or any portion thereof), the fair market value of TWC, Bright House, or the assets to be acquired pursuant to the BHN contribution agreement or any other term or aspect of the merger agreement or the BHN contribution agreement or the transactions or any term or aspect of any other agreement or instrument contemplated by such agreements or entered into or amended in connection with the transactions, including the fairness of the transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Charter, Bright House, or TWC. In particular, LionTree was not asked to, nor did LionTree, offer any opinion as to (i) the terms of the transactions between Liberty Broadband and its affiliates, on the one hand, and Charter and its affiliates, on the other hand, that are contemplated by the merger agreement or the BHN contribution agreement, (ii) the terms of the BHN/Liberty stockholders agreement or any of the other transaction agreements (as defined in the BHN contribution agreement), or (iii) the terms of the contemplated amendments to Charter’s certificate of incorporation. In addition, LionTree expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transactions, or any class of such persons, relative to the merger consideration or the BHN consideration. LionTree expressed no opinion as to what the value of the equity to be issued to A/N in connection with the BHN transactions (or any portion thereof) or any New Charter Class A common stock will be when issued in connection with the mergers or the prices at which the equity to be issued to A/N in connection with the BHN transactions (or any portion thereof), Charter Class A common stock, or TWC common stock will trade at any time.

In preparing its opinion to the Charter board of directors, LionTree performed a variety of analyses, including those described below. The summary of LionTree’s analyses is not a complete description of the analyses underlying LionTree’s opinion. The preparation of a fairness opinion involves various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. Consequently, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. LionTree arrived at its opinion based on the results of all analyses undertaken by it, assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, LionTree believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying LionTree’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, LionTree considered general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. LionTree’s analyses involved judgments and assumptions with regard to general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters, many of which are beyond the control of Charter, such as the impact of competition on the business of Charter and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Charter or the proposed mergers or the BHN transactions and an evaluation of the results of those analyses is not entirely mathematical. LionTree believes that mathematical derivations (such as determining mean and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments, and informed assumptions. The estimates contained in Charter’s analyses and the implied reference range values indicated by LionTree’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Additionally, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Charter. Much of the information used in, and accordingly the results of, LionTree’s analyses are inherently subject to substantial uncertainty.

LionTree’s opinion was provided to the Charter board of directors in connection with its evaluation of the mergers and was only one of many factors considered by the Charter board of directors in evaluating the mergers. Neither LionTree’s opinion nor its analyses were determinative of the merger consideration or of the views of the Charter board of directors or management with respect to the mergers or the merger consideration. The type and amount of consideration payable in the mergers were determined through negotiation between Charter and TWC, during which LionTree provided advice to Charter, and the decision to enter into the merger agreement was solely that of the Charter board of directors. LionTree did not, however, recommend any specific type or amount of merger consideration to Charter or the Charter board of directors, nor did it recommend that any specific type or amount of merger consideration constituted the only appropriate consideration for the transaction.

The following is a summary of the material analyses reviewed by LionTree in connection with LionTree’s presentation to the Charter board of directors and opinion rendered on May 23, 2015. The order of the analyses does not represent relative importance or weight given to those analyses by LionTree. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of LionTree’s analyses.

For purposes of its analyses, LionTree reviewed a number of financial and operating metrics, including:

•	enterprise value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding options, warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet) plus interests of others in majority (but not wholly owned) subsidiaries, or minority interests, less interests in entities for which the relevant company owns less than 50% of the equity, or associates, as of a specified date;

•	adjusted enterprise value, calculated as enterprise value less the net present value of the relevant company’s tax attributes;

•	earnings before interest, taxes, depreciation and amortization, adjusted for certain one-time items and stock-based compensation expense, which we refer to in this section as Adjusted EBITDA; and

•	Adjusted EBITDA minus capital expenditures, which we refer to in this section as Adjusted EBITDA minus Capex.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analyses described below were calculated using the closing price of Charter common stock, and the common stock of the selected publicly traded companies listed below as of May 22, 2015 (other than Cablevision, for which the closing price on May 19, 2015 was used), and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the public announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions.

In addition, unless the context indicates otherwise, (i) per share amounts for Charter Class A common stock were calculated on a fully diluted basis, using the treasury stock method; (ii) Pro Forma Charter refers to New Charter after giving effect to the mergers and, where indicated, the BHN transactions; (iii) Option A assumes that all TWC stockholders (other than Liberty Broadband and Liberty Interactive) elect, in accordance with the merger agreement, to receive $100 cash and 0.5409 Charter Class A common shares for each share of TWC common stock; and (iv) Option B assumes that all TWC stockholders (other than Liberty Broadband and Liberty Interactive) elect, in accordance with the merger agreement, to receive $115 cash and 0.4562 Charter Class A common shares for each share of TWC common stock. Estimates of 2015 Adjusted EBITDA for Charter and TWC were based on Charter management projections.

Financial Analyses

Selected Companies Analysis. LionTree calculated certain valuation multiples based on certain financial data for Charter and certain selected companies. The selected companies consisted of publicly traded companies primarily engaged in the U.S. cable industry with enterprise values in excess of $5 billion. For each of Charter and certain other companies, LionTree calculated valuation multiples, including enterprise value and adjusted enterprise value as a multiple of estimated 2015 Adjusted EBITDA and estimated 2015 Adjusted EBITDA minus CapEx. These multiples were then compared to the multiple implied by the mergers both with and without giving effect to the transaction effects. The list of selected companies and the related multiples for such selected companies and for Charter are set forth below, and compared to the multiples implied by the mergers (with and without the transaction effects):

Implied Multiples:

	Enterprise Value as a Multiple of		Adjusted Enterprise Value as a Multiple of
	2015E Adjusted EBITDA	2015E Adjusted EBITDA minus Capex	2015E Adjusted EBITDA	2015E Adjusted EBITDA minus Capex
Charter (standalone)	9.8x	19.4x	8.9x	17.6x
Comcast (cable only)	7.0x	10.4x	7.0x	10.4x
TWC	8.5x	16.8x	8.3x	16.4x
Cablevision (cable only)	7.5x	12.8x	7.5x	12.8x
Mergers	9.3x	18.4x	9.1x	18.0x
Mergers with transaction effects			8.2x	14.4x

Selected Transactions Analysis. LionTree calculated certain valuation multiples based on the estimated purchase prices paid in the following selected publicly announced U.S. cable industry transactions from 2010 to 2015. The selected transactions consisted of publicly announced transactions involving target companies primarily engaged in the U.S. cable industry with transaction values in excess of $500 million. The calculated multiples included transaction value as a multiple of (i) estimated Adjusted EBITDA for the last twelve-month period, or LTM, and (ii) estimated Adjusted EBITDA for the next twelve-month period, or NTM, in each case, both before and after giving effect to the present value of tax attributes of the target company. The list of selected transactions is set forth below:

Announcement Date	Target	Acquiror
June 2010	Bresnan Broadband Holdings, LLC	Cablevision Systems Corporation
November 2010	Mediacom Communications Corporation	Take Private
August 2011	Insight Communications Company Inc.	Time Warner Cable Inc.
June 2012	Wave Division Holdings LLC	Oak Hill Capital Partners
July 2012	Atlantic Broadband LLC	Cogeco Cable Inc.
July 2012	Suddenlink Communications	BC Partners Limited / CPP Investment Board
February 2013	Bresnan Broadband Holdings, LLC	Charter Communications Inc.
March 2013	Charter Communications, Inc.	Liberty Media Corporation
February 2014	Time Warner Cable Inc.	Comcast Corporation
April 2014	Certain Assets of Time Warner Cable and Comcast	Charter Communications Inc.
March 2015	Bright House Networks	Charter Communications Inc.
May 2015	Suddenlink Communications	Altice SA

This analysis indicated the following minimum, mean, and maximum LTM and NTM Adjusted EBITDA multiples (both before and after giving effect to the present value of tax attributes of the target company) for the selected transactions, and compared to the multiples implied by the mergers:

	LTM Multiple		NTM Multiple
	Enterprise Value	Adjusted Enterprise Value	Enterprise Value	Adjusted Enterprise Value
Selected Transactions
Minimum	7.1x	6.3x	7.0x	5.4x
Mean	8.5x	7.6x	7.8x	7.0x
Maximum	9.9x	9.6x	9.1x	8.8x
Mergers	9.3x	9.1x	9.2x	9.0x

Pro Forma Financial Analyses

DCF Analyses. LionTree performed a discounted cash flow analysis of Pro Forma Charter by calculating the estimated net present value of the unlevered, after-tax free cash flows that Pro Forma Charter was forecasted to generate through 2019 (both with and without the BHN transactions), based on the forecasts. LionTree calculated terminal values for Pro Forma Charter by applying a range of terminal value multiples of 6.5x to 7.5x to Pro Forma Charter’s 2019 estimated LTM Adjusted EBITDA. The present values of the cash flows and terminal values, including the net present value of the pro forma tax attributes of the combined company and the transaction effects, were then calculated using discount rates ranging from 6.0% to 7.5% (except for the tax attributes, which were calculated using a 10.0% discount rate). The same analysis was also performed on the forecasted unlevered, after-tax free cash flows and terminal values for standalone Charter. The discounted cash flow analysis indicated the following implied per share equity value reference ranges for Pro Forma Charter (with Option A or Option B, and with or without Bright House), as compared to the implied per share reference ranges for Charter on a standalone basis based on the same discount rates and multiples:

Implied Per Share Equity Reference Range for Stand-Alone Charter
$169.84—$217.39

Implied Per Share Equity Reference Range for Pro Forma Charter (assuming Option A)	Implied Per Share Equity Reference Range for Pro Forma Charter (assuming Option B)
$166.27—$230.15	$165.26—$234.62

Implied Per Share Equity Reference Range for Pro Forma Charter (assuming Option A), including Bright House	Implied Per Share Equity Reference Range for Pro Forma Charter (assuming Option B), including Bright House
$176.22—$239.68	$176.22—$244.45

Pro Forma DCF Accretion/Dilution Analysis. LionTree performed discounted cash flow accretion/dilution analyses of Pro Forma Charter by comparing the implied per share equity reference range of Charter on a standalone basis, as discussed above, to the implied per share equity reference range derived from the pro forma discounted cash flow analysis of Pro Forma Charter (with Option A or Option B, and with or without Bright House). The analysis indicated that the transaction could be (i) between approximately (2.1)% and 5.8% accretive to holders of Charter common stock in the case of Option A without Bright House, (ii) between approximately (2.7)% and 7.9% accretive to holders of Charter common stock in the case of Option B without Bright House, (iii) between approximately 3.7% and 10.2% accretive to holders of Charter common stock in the case of Option A with Bright House, and (iv) between approximately 3.7% and 12.4% accretive to holders of Charter common stock in the case of Option B with Bright House.

Other Matters

LionTree was engaged by Charter to act as its financial advisor in connection with the mergers and provide financial advisory services, including an opinion to the Charter board of directors regarding the fairness, from a financial point of view, to Charter of the merger consideration to be paid for the shares of TWC common stock pursuant to the merger agreement. Charter engaged LionTree based on the experience and reputation of LionTree’s professionals. LionTree is regularly engaged to provide advisory services in connection with mergers and acquisitions. Pursuant to its engagement letter, Charter will pay LionTree $32.5 million for its services, which is contingent upon the consummation of the mergers. Charter previously paid LionTree $2.5 million in connection with LionTree’s delivery of a fairness opinion related to Charter’s potential acquisition of certain assets from Comcast and TWC, which will be credited against the fee described in the preceding sentence. Charter has also agreed to reimburse LionTree for certain expenses and to indemnify LionTree, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to LionTree’s engagement.

In the past, LionTree and its affiliates have provided investment banking services to Charter and its affiliates unrelated to the transactions, for which LionTree and its affiliates received compensation, including having acted as (i) financial advisor to Charter and its affiliates (including Liberty Broadband and its affiliates) in connection with certain merger and acquisition transactions or matters (including the BHN contribution agreement, the merger agreement, and in connection with Charter’s potential acquisition of certain assets from Comcast and TWC) and (ii) co-manager in connection with certain debt offerings of Charter and its affiliates. LionTree and its affiliates may also seek to provide such services to Charter and its affiliates (including Liberty Broadband and its affiliates) in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of LionTree’s employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of Charter, Bright House, and TWC and, accordingly, may at any time hold a long or short position in such securities.

Opinion of LionTree Advisors LLC in Connection with the BHN Transactions

On May 23, 2015, at a meeting of the Charter board of directors, LionTree rendered an oral opinion to the Charter board of directors (which was confirmed in writing by delivery of LionTree’s written opinion dated May 23, 2015), as to the fairness, from a financial point of view, as of such date, to Charter of the consideration to be paid to A/N for the assets to be acquired pursuant to the BHN contribution agreement, which we refer to as the BHN consideration, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion.

LionTree’s opinion was directed to the Charter board of directors and only addressed the fairness, from a financial point of view, to Charter of the BHN consideration to be paid for the assets to be acquired pursuant to the BHN contribution agreement and did not address any other aspect or implication of the BHN transactions. The summary of LionTree’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex K to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LionTree in preparing its opinion. However, neither LionTree’s opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the BHN transactions or any other matter.

In arriving at its opinion, LionTree, among other things:

•	reviewed (A) a draft of the merger agreement (B) a draft of the amendment to the BHN contribution agreement, (C) the BHN contribution agreement prior to such amendment, and (D) a draft of the BHN/Liberty stockholders agreement;

•	reviewed certain publicly available business and financial information relating to Bright House, TWC, and Charter;

•	reviewed certain internal financial estimates and other data relating to the business and financial prospects of Charter, Bright House, and TWC that were provided to LionTree by the management of Charter and not publicly available, including financial forecasts and estimates for the fiscal year ending 2015 (and, with respect to Bright House, also for the fiscal year ended 2014);

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Charter, after giving pro forma effect to (A) the BHN transactions and (B) the mergers and the BHN transactions, in each case, that were provided to LionTree (and prepared) by the management of Charter and not publicly available, including financial forecasts and estimates for the fiscal years ending 2015 through 2019 (as well as certain estimates for utilization of tax assets beyond 2019 through the full utilization of such tax assets);

•	reviewed certain estimates of dis-synergies and synergies, in each case, for (A) the fiscal years ending 2016 through 2019 with respect to Charter and TWC, (B) the fiscal years ending 2016 through 2019 with respect to Charter, TWC, and Bright House, and (C) the fiscal years ending 2014 and 2015 with respect to Charter and Bright House, which we refer to collectively in this section as the transaction effects, prepared by Charter management;

•	conducted discussions with members of the senior management of Charter, Bright House and TWC concerning the business and financial prospects of Charter, Bright House and TWC, respectively, as well as the transaction effects;

•	reviewed current and historical market prices of Charter Class A common stock and TWC’s common stock;

•	reviewed certain publicly available financial and stock market data with respect to certain other companies LionTree believed to be generally relevant;

•	compared certain financial terms of the mergers and the BHN transactions with the publicly available financial terms of certain other transactions LionTree believed to be generally relevant;

•	reviewed certain pro forma effects relating to the mergers and the BHN transactions, including the effects of anticipated financings, prepared by Charter management; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as LionTree deemed necessary or appropriate.

In connection with its review, LionTree assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by it for the purpose of its opinion. In addition, LionTree did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Charter, Bright House, or TWC, nor was LionTree furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, transaction effects and pro forma effects referred to above, which we refer to in this section collectively as the forecasts, LionTree assumed, based on advice from management of Charter, that each had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Charter management as to the future financial performance of Charter, Bright House, and TWC including the transaction effects and pro forma effects. In addition, LionTree assumed that the financial forecasts and estimates referred to above would be achieved at the times and in the amounts projected. LionTree expressed no opinion with respect to such forecasts or estimates, including any transaction effects and pro forma effects. LionTree assumed, with the consent of the Charter board of directors, that for U.S. federal income tax purposes (i) the payment of cash consideration pursuant to the first merger will be treated as a distribution in redemption of TWC common stock subject to the provisions of Section 302(a) of the Code, (ii) the second merger will qualify as a reorganization within the meaning Section 368(a) of the Code and the regulations promulgated thereunder, and (iii) the third merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder. LionTree’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to LionTree as of, the date thereof, and did not address any legal, regulatory, taxation, or accounting matters.

In rendering its opinion, LionTree assumed, with the consent of the Charter board of directors, that (i) the final executed form of the merger agreement and the final executed form of the amendment to the BHN contribution agreement would not differ in any material respect from the drafts that LionTree reviewed, (ii) the representations and warranties of the parties to such agreements were true and correct in all material respects, (iii) the parties to such agreements will comply with and perform all material covenants and agreements required to be complied with or performed by such parties under such agreements, and (iv) the transactions will be consummated in accordance with the terms of such agreements without any adverse waiver or amendment of any material term or condition thereof. LionTree also assumed, with the consent of the Charter board of directors, that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions will be obtained without any material adverse effect on Charter, TWC, Bright House, or the transactions.

LionTree’s opinion was provided for the benefit of the Charter board of directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the transactions.

LionTree’s opinion did not address the relative merits of the transactions or any related transaction as compared to other business strategies or transactions that might be available to Charter or Charter’s underlying business decision to effect the transactions or any related transaction. LionTree was not asked to, nor did it, offer any opinion as to the terms (other than the BHN consideration to the extent expressly specified in its opinion) of the BHN contribution agreement or any related documents, or the form of the transactions or any related transaction. LionTree was not asked to, nor did LionTree, offer any opinion with respect to any post-closing adjustments to the merger consideration or the BHN consideration or any portion thereof (in each case, whether as a result of any working capital adjustment, indemnification obligations, or otherwise), any ongoing obligations of Charter or any of its affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, voting, registration rights, or otherwise, contained in any agreement related to the transactions, including the BHN contribution agreement or the transaction agreements (as defined in the BHN contribution agreement)), any allocation of the merger consideration or the BHN consideration (or any portion thereof), the fair market value of TWC, Bright House, or the assets to be acquired pursuant to the BHN contribution agreement, or any other term or aspect of the merger agreement or the BHN contribution agreement or the transactions or any term or aspect of any other agreement or instrument contemplated by these agreements or entered into or amended in connection with the transactions, including the fairness of the transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Charter, Bright House, or TWC. In particular, LionTree was not asked to, nor did LionTree, offer any opinion as to (i) the terms of the transactions between Liberty and its affiliates, on the one hand, and Charter and its affiliates, on the other hand, that are contemplated by the merger agreement or the BHN contribution agreement, (ii) the terms of the BHN/Liberty stockholders agreement or any of the other transaction agreements (as defined in the BHN contribution agreement), or (iii) the terms of the contemplated amendments to Charter’s certificate of incorporation. In addition, LionTree expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transactions, or any class of such persons, relative to the merger consideration or the BHN consideration. LionTree expressed no opinion as to what the value of the equity to be issued to A/N in connection with the BHN transactions (or any portion thereof) or any New Charter Class A common stock will be when issued in connection with the transactions or the prices at which the equity to be issued to A/N in connection with the BHN transactions (or any portion thereof), Charter Class A common stock, or TWC common stock will trade at any time.

In preparing its opinion to the Charter board of directors, LionTree performed a variety of analyses, including those described below. The summary of LionTree’s analyses is not a complete description of the analyses underlying LionTree’s opinion. The preparation of a fairness opinion involves various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. Consequently, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. LionTree arrived at its opinion based on the results of all analyses undertaken by it, assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, LionTree believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying LionTree’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, LionTree considered general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. LionTree’s analyses involved judgments and assumptions with regard to general business, economic, industry, regulatory and market conditions, financial and otherwise, and other matters, many of which are beyond the control of Charter, such as the impact of competition on the business of Charter and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Charter or the proposed mergers or the BHN transactions, and an evaluation of the results of those analyses is not entirely mathematical. LionTree believes that mathematical derivations (such as determining mean and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments, and informed assumptions. The estimates contained in Charter’s analyses and the implied reference range values indicated by LionTree’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Additionally, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Charter. Much of the information used in, and accordingly the results of, LionTree’s analyses are inherently subject to substantial uncertainty.

LionTree’s opinion was provided to the Charter board of directors in connection with its evaluation of the BHN transactions and was only one of many factors considered by the Charter board of directors in evaluating the BHN transactions. Neither LionTree’s opinion nor its analyses were determinative of the BHN consideration or of the views of the Charter board of directors or management with respect to the BHN transactions or the BHN consideration. The type and amount of consideration payable in the BHN transactions were determined through negotiation between Charter and A/N, during which LionTree provided advice to Charter, and the decision to enter into the BHN transactions was solely that of the Charter board of directors. LionTree did not, however, recommend any specific type or amount of consideration to Charter or the Charter board of directors, nor did it recommend that any specific type or amount of consideration constituted the only appropriate consideration for the transaction.

The following is a summary of the material analyses reviewed by LionTree in connection with LionTree’s presentation to the Charter board of directors and opinion rendered on May 23, 2015. The order of the analyses does not represent relative importance or weight given to those analyses by LionTree. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of LionTree’s analyses.

For purposes of its analyses, LionTree reviewed a number of financial and operating metrics, including:

•	enterprise value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding options, warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet) plus interests of others in majority (but not wholly owned) subsidiaries, or minority interests, less interests in entities for which the relevant company owns less than 50% of the equity, or associates, as of a specified date;

•	adjusted enterprise value, calculated as enterprise value less the net present value of the relevant company’s tax attributes; and

•	earnings before interest, taxes, depreciation and amortization, adjusted for certain one-time items and stock-based compensation expense, which we refer to in this section as Adjusted EBITDA.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analyses described below were calculated using the closing price of Charter common stock, and the common stock of the selected publicly traded companies listed below as of May 22, 2015 (other than Cablevision, for which the closing price on May 19, 2015 was used), and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the public announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions.

In addition, unless the context indicates otherwise, (i) per share amounts for Charter common stock were calculated on a fully diluted basis, using the treasury stock method; (ii) Pro Forma Charter refers to New Charter after giving effect to the BHN transactions and, where indicated, the mergers; (iii) Reference Price refers to a value of $173 per share of Charter Class A common stock; (iv) Spot Price refers to a value of $175.33 per share of Charter Class A common stock (the closing price on May 22, 2015); (v) QoE Effective EBITDA refers to Adjusted EBITDA with certain additional adjustments, including adjustments for certain Bright House cost allocations, pension expenses, and certain differences in classification and reporting methodologies between Bright House and Charter; (vi) Option A assumes that all TWC stockholders (other than Liberty Broadband and Liberty Interactive) elect, in accordance with the merger agreement, to receive $100 cash and 0.5409 Charter Class A common shares for each share of TWC common stock; and (vii) Option B assumes that all TWC stockholders (other than Liberty Broadband and Liberty Interactive) elect, in accordance with the merger agreement, to receive $115 cash and 0.4562 Charter Class A common shares for each share of TWC common stock. Estimates of 2015 Adjusted EBITDA for Charter and Bright House were based on Charter management projections.

Financial Analyses

Selected Companies Analysis. LionTree calculated certain valuation multiples based on certain financial data for Charter and certain selected companies. The selected companies consisted of publicly traded companies primarily engaged in the U.S. cable industry with enterprise values in excess of $5 billion. For each of Charter and certain other companies, LionTree calculated valuation multiples, including enterprise value and adjusted enterprise value as a multiple of estimated Adjusted EBITDA for 2014 and 2015. These multiples were then compared to the multiple implied by the BHN transactions both with and without giving effect to the transaction effects. The list of selected companies and the related multiples for such selected companies and for Charter are set forth below, and compared to the multiples implied by the BHN transactions (with and without the transaction effects):

Implied Multiples:

	Enterprise Value as a Multiple of		Adjusted Enterprise Value as a Multiple of
	2014A Adjusted EBITDA	2015E Adjusted EBITDA	2014A Adjusted EBITDA	2015E Adjusted EBITDA
Charter (standalone)	10.7x	9.8x	9.7x	8.9x
Comcast (cable only)	7.5x	7.0x	7.5x	7.0x
TWC	8.7x	8.5x	8.5x	8.3x
Cablevision (cable only)	7.5x	7.5x	7.5x	7.5x

BHN transactions (based on QoE Effective EBITDA) at Reference Price	7.3x	7.2x	6.5x	6.4x
BHN transactions (based on QoE Effective EBITDA) at Spot Price	7.4x	7.3x	6.6x	6.5x
BHN transactions (based on QoE Effective EBITDA) at Reference Price with transaction effects	7.3x	7.2x	6.5x	6.4x
BHN transaction (based on QoE Effective EBITDA) at Spot Price with transaction effects	7.4x	7.3x	6.6x	6.6x

Selected Transactions Analysis. LionTree calculated certain valuation multiples based on the estimated purchase prices paid in the following selected publicly announced U.S. cable industry transactions from 2010 to 2015. The selected transactions consisted of publicly announced transactions involving target companies primarily engaged in the U.S. cable industry with transaction values in excess of $500 million. The calculated multiples included transaction value as a multiple of (i) estimated Adjusted EBITDA for the last twelve-month period, or LTM, and (ii) estimated Adjusted EBITDA for the next twelve-month period, or NTM, in each case, both before and after giving effect to the present value of tax attributes of the target company. The list of selected transactions is set forth below:

Announcement Date	Target	Acquiror
June 2010	Bresnan Broadband Holdings, LLC	Cablevision Systems Corporation
November 2010	Mediacom Communications Corporation	Take Private
August 2011	Insight Communications Company Inc.	Time Warner Cable Inc.
June 2012	Wave Division Holdings LLC	Oak Hill Capital Partners
July 2012	Atlantic Broadband LLC	Cogeco Cable Inc.
July 2012	Suddenlink Communications	BC Partners Limited / CPP Investment Board
February 2013	Bresnan Broadband Holdings, LLC	Charter Communications Inc.
March 2013	Charter Communications, Inc.	Liberty Media Corporation
February 2014	Time Warner Cable Inc.	Comcast Corporation
April 2014	Certain Assets of Time Warner Cable and Comcast	Charter Communications Inc.
March 2015	Bright House Networks	Charter Communications Inc.
May 2015	Suddenlink Communications	Altice SA

This analysis indicated the following minimum, mean, and maximum LTM and NTM Adjusted EBITDA multiples (both before and after giving effect to the present value of tax attributes of the target company) for the selected transactions, and compared to the multiples implied by the BHN transactions:

	LTM Multiple		NTM Multiple
	Enterprise Value	Adjusted Enterprise Value	Enterprise Value	Adjusted Enterprise Value
Selected Transactions
Minimum	7.1x	6.3x	7.0x	5.4x
Mean	8.5x	7.6x	7.8x	7.0x
Maximum	9.9x	9.6x	9.1x	8.8x

BHN transactions (based on QoE Effective EBITDA) at Reference Price	7.3x	6.5x	7.2x	6.4x
BHN transactions (based on QoE Effective EBITDA) at Reference Price with transaction effects	7.3x	6.5x	7.2x	6.4x
BHN transactions (based on QoE Effective EBITDA) at Spot Price	7.4x	6.6x	7.3x	6.5x
BHN transactions (based on QoE Effective EBITDA) at Spot Price with transaction effects	7.4x	6.6x	7.3x	6.6x

Pro Forma Financial Analyses

DCF Analyses. LionTree performed a discounted cash flow analysis of Pro Forma Charter by calculating the estimated net present value of the unlevered, after-tax free cash flows that Pro Forma Charter was forecasted to generate through 2019 (both with and without the TWC and BHN transactions), based on the forecasts. LionTree calculated terminal values for Pro Forma Charter by applying a range of terminal value multiples of 6.5x to 7.5x to Pro Forma Charter’s 2019 estimated LTM Adjusted EBITDA. The present values of the cash flows and terminal values, including the net present value of the pro forma tax attributes of the combined company and the transaction effects, were then calculated using discount rates ranging from 6.0% to 7.5% (except for the tax attributes, which were calculated using a 10.0% discount rate). The same analysis was also performed on the forecasted unlevered, after-tax free cash flows and terminal values for standalone Charter. The discounted cash flow analysis indicated the following equity value reference ranges for Pro Forma Charter (without TWC or with TWC assuming Option A or Option B), as compared to the implied per share reference ranges for Charter on a standalone basis based on the same discount rates and multiples:

Implied Per Share Equity Reference Range for Stand-Alone Charter
$169.84—$217.39

Implied Per Share Equity Reference Range for Pro Forma Charter (without TWC)
$189.27—$239.25

Implied Per Share Equity Reference Range for Pro Forma Charter including TWC (assuming Option A)	Implied Per Share Equity Reference Range for Pro Forma Charter including TWC (assuming Option B)
$176.22—$239.68	$176.22—$244.45
Pro Forma DCF Accretion/Dilution Analysis. LionTree performed discounted cash flow accretion/dilution analyses of Pro Forma Charter by comparing the implied per share equity reference range of Charter on a standalone basis, as discussed above, to the implied per share equity reference range derived from the pro forma discounted cash flow analysis of Pro Forma Charter (without TWC or with TWC assuming Option A or Option B). The analysis indicated that the transaction could be (i) between approximately 10.1% and 11.4% accretive to holders of Charter common stock in the case of Bright House without TWC, (ii) between approximately 3.7% and 10.2% accretive to holders of Charter common stock in the case of Bright House and TWC (assuming Option A), and (iii) between approximately 3.7% and 12.4% accretive to holders of Charter common stock in the case of Bright House and TWC (assuming Option B).

Other Matters

LionTree was engaged by Charter to act as its financial advisor in connection with the BHN transactions and provide financial advisory services, including an opinion to the Charter board of directors regarding the fairness, from a financial point of view, to Charter of the BHN consideration to be paid for the assets to be acquired pursuant to the BHN contribution agreement. Charter engaged LionTree based on the experience and reputation of LionTree’s professionals. LionTree is regularly engaged to provide advisory services in connection with mergers and acquisitions. Pursuant to its engagement letter, Charter will pay LionTree $15 million for its services, which is contingent upon the consummation of the BHN transactions. Charter has also agreed to reimburse LionTree for certain expenses and to indemnify LionTree, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to LionTree’s engagement.

In the past, LionTree and its affiliates have provided investment banking services to Charter and its affiliates unrelated to the transactions, for which LionTree and its affiliates received compensation, including having acted as (i) financial advisor to Charter and its affiliates (including Liberty Broadband and its affiliates) in connection with certain merger and acquisition transactions or matters (including the BHN contribution agreement, the merger agreement, and in connection with Charter’s potential acquisition of certain assets from Comcast and TWC) and (ii) co-manager in connection with certain debt offerings of Charter and its affiliates. LionTree and its affiliates may also seek to provide such services to Charter and its affiliates (including Liberty Broadband and its affiliates) in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of LionTree’s employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of Charter, Bright House, and TWC and, accordingly, may at any time hold a long or short position in such securities.

TWC Forecasts

In May 2015, TWC made available to Charter and Charter’s financial advisor certain internal financial forecasts, estimates and other financial and operating data of TWC prepared by the management of TWC for calendar years 2015 and 2016 (the “2015/2016 TWC Internal Forecasts”).

In addition to the 2015/2016 Internal Forecasts, the following information was provided to or discussed with the TWC board of directors in its evaluation of the mergers and was provided to or discussed with the TWC financial advisors and the financial advisor to the TWC independent members of the TWC board of directors for their use and reliance in connection with their respective financial analyses and opinions described in the section titled “—Opinions of TWC’s Financial Advisors” and “—Opinion of Financial Advisor to the TWC Independent Directors”: (i) certain estimates of the management of TWC as to the net operating losses and other tax attributes of TWC (together with the 2015/2016 TWC Internal Forecasts, the “TWC Internal Forecasts”) and (ii) certain publicly available research analysts’ estimates relating to TWC for calendar years 2017 and 2018 prepared by averaging information provided from several analysts as adjusted by the management of TWC (the “TWC Guided Forecasts” and, together with the TWC Internal Forecasts, the “TWC Forecasts”), with standalone unlevered after-tax free cash flows for TWC in calendar years 2019 through 2024 extrapolated based on certain assumed growth rates provided by the management of TWC. The TWC Forecasts (other than the TWC Guided Forecasts) were not intended for public disclosure at the time they were prepared. The unaudited prospective financial information described in clause (ii), together with the TWC Internal Forecasts, are referred to below and sometimes referred to elsewhere in this joint proxy statement/prospectus as the TWC Forecasts. The prospective financial information in the TWC Internal Forecasts and the adjustments to and extrapolations of the TWC Guided Forecasts was based on numerous variables and assumptions made by TWC’s management at the time they were prepared with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to TWC. Some or all of such assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date the prospective financial information was prepared. The prospective financial information in the TWC Internal Forecasts and the adjustments to and extrapolations of the TWC Guided Forecasts summarized below reflect various assumptions and estimates that TWC’s management made in good faith, including, without limitation: (i) an economic environment, competitive environment and regulatory requirements consistent with conditions existing and known at the time of preparation of the projections, (ii) revenue growth of 5.5% 2014-2016 CAGR, (iii) operating expenses before depreciation, amortization and mergers-related and restructuring costs growth of 5.7% 2014-2016 CAGR, (iv) an increase in total operating expenses before depreciation, amortization and mergers-related and restructuring costs as a percentage of revenue to 64.2% in 2016, and (v) a decrease in capital expenditures as a percentage of revenue from 18.0% in 2014 to 17.9% of revenue in 2015 and 16.7% of revenue in 2016. These assumptions are inherently uncertain, were made as of the time the prospective financial information was prepared, and may not necessarily be reflective of actual results, either now or in the future, in light of changed circumstances, economic conditions, or other developments.

The following table presents a summary of the TWC Forecasts:

	TWC Forecasts (in millions)
	TWC Internal Forecasts		TWC Guided Forecasts
	2015E	2016E	2017E	2018E
Revenue	$23,807	$25,409	$26,482	$27,937
Adjusted OIBDA(1)	8,350	9,100	9,494	10,043
Capital Expenditures	4,250	4,250	4,179	4,208

(1)	Adjusted OIBDA means Operating Income before depreciation of tangible assets and amortization of intangible assets (OIBDA) excluding the impact, if any, of noncash impairments of goodwill, intangible and fixed assets; gains and losses on asset sales; and mergers-related and restructuring costs.

In addition, the extrapolated standalone unlevered after-tax free cash flows for fiscal years 2015 through 2024 (i) utilized by the TWC financial advisors were as follows (in millions): 2015E: $2,060; 2016E: $2,701; 2017E: $3,058; 2018E: $3,385; 2019E: $3,537; 2020E: $3,696; 2021E: $3,862; 2022E: $3,949; 2023E: $4,038; and 2024E: $4,129; and (ii) utilized by Centerview were as follows (in millions): 2015E (excluding Q1): $1,624; 2016E: $2,626; 2017E: $2,983; 2018E: $3,310; 2019E: $3,537; 2020E: $3,696; 2021E: $3,863; 2022E: $3,950; 2023E: $4,038; and 2024E: $4,129.

Adjusted OIBDA and unlevered free cash flow, as referenced above, may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the TWC Forecasts may not be comparable to similarly titled amounts used by other companies or persons.

The inclusion of information about the TWC Forecasts in this joint proxy statement/prospectus should not be regarded as an indication that any of TWC, Charter or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results or material information, and, in fact, both Charter and TWC view the prospective financial information as non-material because of the inherent risks and uncertainties associated with such forecasts. The information about the TWC Forecasts included in this joint proxy statement/prospectus is presented solely to give TWC stockholders access to the information that was made available to TWC, Charter or their respective financial advisors.

The TWC Forecasts are each subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the TWC Forecasts reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to TWC’s business, including the factors listed under “Risk Factors” of this joint proxy statement/prospectus, all of which are difficult to predict and many of which are beyond TWC’s control. In particular, the publicly available research analysts’ estimates reflected in the TWC Forecasts were not internally prepared or adopted by TWC management. The information was prepared by independent analysts not affiliated with TWC, for purposes unrelated to the management of TWC’s business or the mergers. Many of the assumptions reflected in the TWC Forecasts are subject to change and the TWC Forecasts do not reflect revised prospects for TWC’s business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. TWC has not updated, nor does TWC intend to update or otherwise revise, the TWC Forecasts. There can be no assurance that the results reflected in any of the TWC Forecasts will be realized or that actual results will not materially vary from the TWC Forecasts. In addition, the TWC Forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of the TWC Forecasts in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance.

TWC stockholders are urged to review TWC’s most recent SEC filings for a description of risk factors with respect to TWC’s business. You should read “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the financial projections.

The TWC Forecasts were not prepared with a view toward complying with GAAP (including because certain metrics are non-GAAP measures as discussed above, and the TWC Forecasts do not include footnote disclosures as may be required by GAAP), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither TWC’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the TWC Forecasts, nor have they expressed any opinion or any other form of assurance on the TWC Forecasts or the achievability of the results reflected in the TWC Forecasts, and they assume no responsibility for, and disclaim any association with, the TWC Forecasts. Ernst & Young LLP reports incorporated by reference into this joint proxy statement/prospectus relate to TWC’s historical financial information, respectively. They do not extend to the prospective financial information and should not be read to do so. Certain of the financial projections set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the TWC Forecasts may not be comparable to similarly titled amounts used by other companies or persons.

For the reasons described above, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the TWC Forecasts. TWC has not made any representation to the other or any other person in the merger agreement concerning any of the TWC Forecasts.

The information about the TWC Forecasts set forth above does not give effect to the mergers and also does not take into account the effect of any failure of the mergers to be consummated.

Charter Forecasts

Charter does not as a matter of course make public forecasts as to future performance, earnings or other results, and Charter is especially reluctant to disclose forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the Charter board of directors’ consideration of its recommendation with respect to transactions described in this joint proxy statement/prospectus, in May 2015, Charter provided to the Charter board of directors and Charter’s financial advisors non-public, internal financial forecasts regarding Charter’s, TWC’s and Bright House’s anticipated future operations for fiscal years 2015 to 2019. The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. Neither Charter’s independent registered public accounting firm, nor any other independent accountants, have examined, compiled or otherwise applied procedures to the financial forecasts presented herein and, accordingly, do not express an opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The reports of Charter’s independent registered public accounting firm incorporated by reference in this joint proxy statement/prospectus relate to Charter’s historical financial information. They do not extend to the prospective financial information and should not be read to do so. The summary of these internal financial forecasts is not being included in this joint proxy statement/prospectus to influence Charter stockholders’ decision whether to vote for the proposals being presented at the Charter special meeting, but for informational purposes because these internal financial forecasts were considered by the Charter board of directors and financial advisors for purposes of evaluating the transactions described in this joint proxy statement/prospectus.

These internal financial forecasts were prepared by Charter from July 2014 through March 2015 in respect of the BHN transactions and in May 2015 in respect of the TWC transactions, with May 2015 updates for the BHN transactions forecasts relating to the TWC transactions using numerous variables and assumptions, based upon the information available to Charter at those times. When the internal financial forecasts were prepared, Charter management had not completed its diligence with respect to the TWC transactions. Charter management used audited financial statements for the year ended December 31, 2014 for TWC and Bright House, as well as other public information available for TWC. The Charter assets were assumed to develop financially consistent with its internal plans. Forecasts for revenue, Adjusted EBITDA and capital expenditures for TWC and Bright House were based on the assumption that Charter’s operating strategy will be implemented at TWC and Bright House. Therefore the historical financial development of Charter, during the 2012-2015 timeframe, and Charter’s expectation for the future financial development of Charter systems, served as a guideline for the TWC and

Bright House forecasts. However, TWC and Bright House are unique assets with market specific characteristics that may be different from Charter and there can be no assurance that TWC and Bright House will achieve similar growth rates. Charter also included estimated programming synergies, overhead and capital expenditure synergies for New Charter in the forecasts. The internal financial forecasts were prepared assuming a January 1, 2016 closing for the financial development of New Charter but are shown as if closing had occurred on January 1, 2015. Given their one-time or short-term nature, however, the internal financial forecasts included herein do not include M&A transaction costs or all integration costs.

While Charter management believed the assumptions used in developing the internal financial forecasts to be reasonable in light of the circumstances at the time they were made, the variables and assumptions on which the internal financial forecasts were based are inherently uncertain and many are beyond the control of Charter’s management. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the business of each company (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods, including before closing), industry performance, the regulatory environment, general business and economic conditions and other factors described or incorporated by reference in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts, and there can be no assurance that the projections will be realized.

The inclusion of these internal financial forecasts in this joint proxy statement/prospectus, however, should not be regarded as an indication that any of Charter, New Charter, TWC, Bright House or their respective affiliates, advisors or representatives considered the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. The internal financial forecasts were prepared by Charter for its own purposes and were not internally prepared or adopted, nor were they reviewed, by TWC or Bright House. None of Charter, New Charter, TWC, or Bright House or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of Charter, New Charter, TWC or Bright House intends to make publicly available any update or other revision to these internal financial forecasts. None of Charter, New Charter or their respective affiliates, advisors, officers, directors, partners or representatives has made, makes or is authorized in the future to make any representation to any stockholder or other person regarding Charter’s or New Charter’s ultimate performance compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. Charter and New Charter have made no representation to TWC or Bright House, in the transaction agreements or otherwise, concerning these internal financial forecasts.

Subject to the above, a summary of the forecasts regarding projected anticipated future operations for fiscal years 2015 to 2019 after giving effect to the TWC transactions and/or the BHN transactions is set forth below (in millions).

Charter, giving effect to the TWC transactions and the BHN transactions:

	2015	2016	2017	2018	2019
Revenue	$37,507	$39,503	$42,209	$45,690	$49,283
Adjusted EBITDA[1]	13,328	14,556	15,974	17,811	19,541
Capital Expenditures	6,516	6,463	6,916	6,479	5,829

New Charter, giving effect to the TWC transactions, but not the BHN transactions:

	2015	2016	2017	2018	2019
Revenue	$33,547	$35,499	$37,925	$41,034	$44,240
Adjusted EBITDA[1]	11,901	13,029	14,289	15,926	17,461
Capital Expenditures	5,888	5,778	6,201	5,834	5,239

Charter, giving effect to the BHN transactions, but not the TWC transactions:

	2015	2016	2017	2018	2019
Revenue	$13,716	$14,734	$15,866	$17,222	$18,582
Adjusted EBITDA[1]	4,909	5,333	5,815	6,430	7,029
Capital Expenditures	2,352	2,420	2,470	2,376	2,317

1	Adjusted EBITDA is defined as net income (loss) plus net interest expense, income taxes, depreciation and amortization, stock compensation expense (gain) loss on extinguishment of debt, loss on derivative instruments, net and other operating (income) expenses, such as merger and acquisition costs, special charges and (gain) loss on sale or retirement of assets. As such, it eliminates the significant non-cash depreciation and amortization expense that results from the capital-intensive nature of Charter’s and New Charter’s businesses as well as other non-cash or nonrecurring items, and is unaffected by the expected New Charter capital structure or investment activities.

Debt Financing for the Mergers and BHN Transactions

Charter expects to finance part of the consideration for the TWC transactions and BHN transactions with additional indebtedness of approximately $24 billion. This additional indebtedness is expected to be in the form of new senior secured bank loans, senior secured notes and unsecured indebtedness, subject to market conditions. This amount assumes that all TWC stockholders (other than Liberty Broadband and Liberty Interactive) elect, in accordance with the merger agreement, to receive $100 cash and the equivalent of 0.5409 shares of Charter Class A common stock for each share of TWC common stock. Charter has committed financing for approximately $4.3 billion of additional indebtedness, which would be substantially incurred through the issuance of unsecured notes by Charter Communications Operating Holdings, LLC, a subsidiary of Charter (“CCOH”), if all TWC stockholders (other than Liberty Broadband and Liberty Interactive) elect, in accordance with the merger agreement, to receive $115 cash and the equivalent of 0.4562 shares of Charter Class A common stock for each share of TWC common stock.

New Bank Loans

On or about August 21, 2015, Charter’s subsidiary Charter Communications Operating, LLC (“CCO”) is expected to incur $1.0 billion in senior secured term loans maturing on or about August 21, 2021 (the “Term H Loans”) and $2.8 billion in senior secured term loans maturing on or about January 21, 2023 (the “Term I Loans” and collectively with the Term H Loans, the “Term Loans”). Immediately following the incurrence of the Term Loans by CCO, the proceeds of such loans will be assigned to CCO Safari III, LLC (the “Escrow Borrower”) and placed into escrow. The release of the proceeds to CCO (the “Bank Escrow Release”) will be subject to the satisfaction of certain conditions, including the closing of the TWC transactions. Substantially concurrently with the Bank Escrow Release, the Term Loans will become obligations of CCO and the Escrow Borrower will merge into CCO.

Following the Bank Escrow Release, the Term Loans will be guaranteed by CCO’s holding company CCOH and CCO’s subsidiaries including, after giving effect to the TWC transactions and BHN transactions, the subsidiaries of CCO holding the operating assets of TWC and Bright House. In addition, following the Bank Escrow Release, the Term Loans will be secured by a perfected first priority security interest in substantially all of the assets of CCO and the guarantors, subject to certain customary exceptions. The liens will be (i) pari passu with the liens on the collateral securing the CCO senior secured notes described below and any permitted refinancing thereof and (ii) pari passu with the liens on the collateral on Charter’s existing credit facilities and any permitted refinancings thereof. The pari passu ranking of the security interests will be set forth in a customary intercreditor agreement.

New Senior Secured Notes

On July 23, 2015, CCO Safari II, LLC (the “Escrow Issuer”) issued $2.0 billion aggregate principal amount of 3.579% Senior Secured Notes due 2020 (the “2020 Notes”), $3.0 billion aggregate principal amount of 4.464% Senior Secured Notes due 2022 (the “2022 Notes”), $4.5 billion aggregate principal amount of 4.908% Senior Secured Notes due 2025 (the “2025 Notes”), $2.0 billion aggregate principal amount of 6.384% Senior Secured Notes due 2035 (the “2035 Notes”), $3.5 billion aggregate principal amount of 6.484% Senior Secured Notes due 2045 (the “2045 Notes”) and $500 million aggregate principal amount of 6.834% Senior Notes due 2055 (the “2055 Notes” and, together with the 2020 Notes, the 2022 Notes, the 2025 Notes, the 2035 Notes and the 2045 Notes, the “Notes”). The gross proceeds of the offering and sale of the Notes are being held in escrow. The release of the proceeds to the Company (the “Escrow Release”) will be subject to the satisfaction of certain conditions, including the closing of the TWC transactions. Substantially concurrently with the Escrow Release, the Notes will become obligations of CCO and Charter Communications Operating Capital Corp. and the Escrow Issuer will merge into CCO. Following the Escrow Release, the Notes will be guaranteed by CCOH and CCO’s subsidiaries, including, after giving effect to the TWC transactions and the BHN transactions, the subsidiaries of CCO holding the operating assets of TWC and Bright House. In addition, the Notes will be secured by a perfected first priority security interest in substantially all of the assets of CCO and the guarantors, subject to certain customary exceptions. The liens will be (i) pari passu with the liens on the collateral securing the new bank loans described above and any permitted refinancing thereof and (ii) pari passu with the liens on the collateral on Charter’s existing credit facilities and any permitted refinancings thereof. The pari passu ranking of the security interests will be set forth in a customary intercreditor agreement.

The offering and sale of the Notes resulted in net proceeds of approximately $15.5 billion. The net proceeds of this issuance, together with the proceeds of the new CCO senior secured bank loans, new unsecured CCOH notes described below and additional borrowings under the CCO revolving credit facility, will be used to fund the cash portion of the purchase price for the TWC transactions and the BHN transactions, to pay related fees and expenses and for general corporate purposes.

Assumed TWC Indebtedness

In addition, in connection with the completion of the TWC transactions, Charter expects to assume approximately $23 billion in aggregate principal amount of TWC’s senior notes and debentures with varying maturities. These notes and debentures will be, upon closing of the TWC transactions and, if applicable, the BHN transactions, secured (i) pari passu with the liens on the collateral securing the new bank loans described above and the new senior secured notes described above and any permitted refinancing thereof and (ii) pari passu with the liens on the collateral on Charter’s existing credit facilities and any permitted refinancings thereof. The pari passu ranking of the security interests will be set forth in a customary intercreditor agreement.

Additional CCOH Notes

Charter expects to fund part of the purchase price for the transactions with additional notes issued (or assumed, following the consummation of the TWC transactions) by CCOH. These notes are expected to be general unsecured obligations of CCOH, structurally subordinated to all debt and other liabilities (including trade payables) of CCOH’s subsidiaries, including the indebtedness described above. In the event CCOH is unable to issue unsecured notes, CCOH is expected to draw on its commitment for a 364 day unsecured loan facility.

Regulatory Approvals Required for the Mergers

Completion of the mergers is conditioned upon the receipt of certain governmental clearances or approvals, including the expiration or termination of the waiting period relating to the mergers under the HSR Act, approval of the FCC and receipt of certain other governmental consents and approvals from certain state and local authorities.

U.S. Antitrust Filing

Under the HSR Act, certain transactions, including the mergers, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC, and the Antitrust Division of the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration or termination of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the termination of that waiting period. If the DOJ issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

On June 24, 2015, Charter and TWC submitted their respective Notification and Report Forms under the HSR Act, triggering a 30-calendar-day waiting period expiring on July 24, 2015, unless otherwise extended or early terminated. On July 24, 2015, Charter and TWC received a Second Request, triggering a second 30-calendar-day waiting period, which will begin to run only after both parties have substantially complied with the Second Request, unless early terminated. Charter and TWC have engaged and continue to engage in dialogue with the Antitrust Division of the DOJ to answer questions posed and to provide additional details regarding the mergers.

At any time before or after the mergers are completed, the DOJ could take action under the antitrust laws in opposition to the mergers, including seeking to enjoin completion of the mergers, condition completion of the mergers upon the divestiture of assets of Charter, TWC or their respective subsidiaries or impose restrictions on New Charter’s post-mergers operations. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the mergers or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

FCC Approval

Under the Communications Act, and as a condition to, and before the completion of, the transaction, the FCC must approve the transfer of control of certain licenses and authorizations in connection with the transactions contemplated by the merger agreement. In connection with such approval, the FCC must determine whether New Charter is qualified to control these licenses and authorizations and whether such transfer of control is consistent with the Communications Act and FCC rules and would serve the public interest, convenience and necessity. In order to obtain FCC approval, Charter and TWC are required to file applications for FCC consent to the transfer of control of the FCC licenses and authorizations in connection with the mergers. Charter and TWC filed such applications in accordance with the merger agreement on June 25, 2015.

State and Local Approvals

Under the terms of the merger agreement, the completion of the mergers is subject to approval of the LFAs and approval of certain state public utility commissions. Certain franchise agreements require notification to and approval by the LFAs of transactions such as the merger, in order to review New Charter’s legal, financial and technical qualifications. With respect to LFAs, Charter and TWC have agreed that satisfaction of the relevant closing condition will require that the sum of the aggregate number of video subscribers of TWC belonging to franchise areas for which either (i) no LFA consent is required or (ii) if LFA consent is required, such consent shall have been obtained, shall be no less than 85% of the aggregate number of video subscribers of TWC. In addition, Charter and TWC are required to obtain approval of certain state public utility commissions, which have jurisdiction over authorizations to provide telecommunications services. As a general matter, those state commissions, consistent with their states’ laws, must determine whether New Charter is qualified to control these authorizations and whether the transfer of control of such authorizations is consistent with the public interest, convenience and necessity and, in some cases, must approve the encumbrance of TWC assets contemplated by the mergers.

Between July 2, 2015 and July 15, 2015 Charter and TWC submitted applications in 14 states where approval for the transaction is required. In three of these states, BHN was a party to the application as approval was also required for the transfer of control of licenses from BHN to Charter. As of the date of this joint proxy statement/prospectus, three have granted approval and the remaining are still pending.

On or about July 2, 2015, TWC and Charter, collectively and in some cases individually, filed applications seeking consent to transfer control of video licenses with approximately 640 local franchising authorities in TWC’s and/or Charter’s existing service areas. As of the date of this joint proxy statement/prospectus, 20 have granted approval and the remaining are still pending.

Other Governmental Approvals

Charter and TWC are not aware of any material governmental approvals or actions that are required for completion of the mergers other than those described in this section. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Efforts to Obtain Regulatory Approvals

Charter and TWC have agreed in the merger agreement to use their respective reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be. Charter’s obligation to use “reasonable best efforts” will include such efforts to take any actions and accept any conditions and other remedies to the extent such actions, conditions or other remedies would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Charter, TWC and their subsidiaries, taken as a whole (but without taking into account the BHN transaction).

These requirements are described in more detail under “The Merger Agreement—Reasonable Best Efforts Covenant.”

Charter and TWC have also agreed not to, and to cause their respective subsidiaries and affiliates not to, (i) take any action that would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated by the merger agreement or the completion of the mergers, or (ii) acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities (other than securities issued by such party as permitted by the terms of the merger agreement), properties, interests or business in any transaction or series of related transactions if such acquisition would (A) require approval of the FCC or (B) (without the consent of the other party, not to be unreasonably withheld, conditioned or delayed) have a value, or involve the payment of consideration, in excess of $350 million, subject to certain limited exceptions agreed to by the parties (including the ability of Charter and its subsidiaries to bid on and purchase wireless spectrum). In addition, TWC has agreed not to accept any of the conditions or take any actions in connection with TWC’s and Charter’s efforts to obtain regulatory approval without Charter’s prior written consent.

There can be no assurances that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of such approvals, the ability to obtain such approvals on satisfactory terms or the absence of any litigation challenging such approvals.

Regulatory Approvals Required for the BHN Transactions

Completion of the BHN transactions is conditioned upon the receipt of certain governmental clearances or approvals, including the expiration or termination of the waiting period relating to the BHN transactions under the HSR Act, approval of the FCC and receipt of certain other governmental consents and approvals from certain state and local authorities.

U.S. Antitrust Filing

Under the HSR Act, certain transactions, including the BHN transactions, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-transaction notification with the FTC, and the Antitrust Division of the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration or termination of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the termination of that waiting period. If the DOJ issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

On June 24, 2015, Charter and Newhouse Broadcasting Corporation (“Newhouse”), an ultimate parent entity of BHN, submitted their respective Notification and Report Forms under the HSR Act, triggering a 30-calendar-day waiting period expiring on July 24, 2015, unless otherwise extended or early terminated. On July 24, 2015, Charter and Newhouse received a Second Request, triggering a second 30-calendar-day waiting period, which will begin to run only after both parties have substantially complied with the Second Request, unless early terminated. Charter and Newhouse have engaged and continue to engage in dialogue with the Antitrust Division of the DOJ to answer questions posed and to provide additional details regarding the BHN transactions.

At any time before or after the BHN transactions are completed, the DOJ could take action under the antitrust laws in opposition to the BHN transactions, including seeking to enjoin completion of the BHN transactions, condition completion of the BHN transactions upon the divestiture of assets of Charter, BHN or their respective subsidiaries or impose restrictions on New Charter’s post-transaction operations. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the BHN transactions or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

FCC Approval

Under the Communications Act, and as a condition to, and before the completion of, the BHN transactions, the FCC must approve the transfer of control of certain licenses and authorizations in connection with the transactions contemplated by the BHN contribution agreement. In connection with such approval, the FCC must determine whether New Charter is qualified to control these licenses and authorizations and whether such transfer of control is consistent with the Communications Act and FCC rules and would serve the public interest, convenience and necessity. In order to obtain FCC approval, Charter and A/N are required to file applications for FCC consent to the transfer of control of the FCC licenses and authorizations in connection with the BHN transactions. Charter and A/N filed such applications in accordance with the merger agreement on June 25, 2015.

State and Local Approvals

Under the terms of the BHN contribution agreement, the completion of the BHN transactions is subject to approval of the LFAs and approval of certain state public utility commissions. Certain franchise agreements require notification to and approval by the LFAs of transactions such as the BHN transaction, in order to review New Charter’s legal, financial and technical qualifications. With respect to LFAs, Charter and A/N have agreed that (a) the aggregate number of video customers served by Bright House (i) pursuant to the “grandfathering” provisions of the Communications Act and (ii) pursuant to each franchise for which (A) no consent is required from any government entity issuing such franchise for the completion of the BHN transactions or (B) any such consent is required and has been received (or deemed received under Section 617 of the Communications Act) (solely with respect to the obligations of Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome condition), shall be no less than 80% of the video customers served by Bright House at the closing, and (b) if less than 100% of such number of video customers, all applicable waiting periods

(including extensions) shall have expired with respect to the FCC Forms 394 filed in connection with requests for approvals by local franchising authorities that have not been obtained. In addition, Charter and A/N are required to obtain approval of certain state public utility commissions, which have jurisdiction over authorizations to provide telecommunications services. As a general matter, those state commissions, consistent with their states’ laws, must determine whether New Charter is qualified to control these authorizations and whether the transfer of control of such authorizations is consistent with the public interest, convenience and necessity and, in some cases, must approve the encumbrance of assets by New Charter upon the consummation of the BHN transactions.

Between July 2, 2015 and July 15, 2015 Charter and TWC submitted applications in 14 states where approval for the transaction is required. In three of these states, BHN was a party to the application as approval was also required for the transfer of control of licenses from BHN to Charter. As of the date of this joint proxy statement/prospectus, three have granted approval and the remaining are still pending.

On or about July 2, 2015, Charter and BHN also filed applications seeking consent to transfer control of video licenses with approximately 21 local franchising authorities in BHN’s service area. As of the date of this joint proxy statement/prospectus, no approvals have yet been granted.

Other Governmental Approvals

Charter and A/N are not aware of any material governmental approvals or actions that are required for completion of the BHN transactions other than those described in this section. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Efforts to Obtain Regulatory Approvals

Charter and A/N have agreed in the BHN contribution agreement to use their respective reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be. Charter’s obligation to use “reasonable best efforts” will include such efforts to take any actions and accept any conditions and other remedies to the extent such actions, conditions or other remedies are (i) consistent in scope and magnitude with the conditions and actions required or imposed by governmental entities in connection with prior acquisitions of United States domestic cable systems completed in the past 12 years with an aggregate purchase price of at least $500 million or (ii) related to franchises, state telecommunication authorizations (other than California) or regional sports networks regardless of whether any such condition or action is required or imposed by a governmental entity in connection with prior acquisitions of United States domestic cable systems completed in the 12 years prior to May 23, 2015 with an aggregate purchase price of at least $500 million. Each condition, remedy or action that Charter is not required to accept or take is referred to in this joint proxy statement/prospectus as a “BHN contribution burdensome condition.”

Charter and A/N have agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the BHN transactions. In furtherance of the foregoing, Charter and A/N agreed in the BHN contribution agreement to file, as promptly as practicable (and not later than July 7, 2015), all appropriate applications and requests to obtain consents from the FCC and other government entities in connection with the BHN transactions and to promptly file any additional information requested by any government entity. Charter and A/N have also agreed not to, in bad faith, take any action that would reasonably be expected to have the effect of delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the BHN transactions.

There can be no assurances that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of such approvals, the ability to obtain such approvals on satisfactory terms or the absence of any litigation challenging such approvals.

Charter Public Interest Commitments

As part of the regulatory approval process, Charter, TWC and BHN submitted a public interest statement to the FCC to further demonstrate the public benefits of the Transactions. In connection with the public interest statement and a filing Charter made with the FCC on July 15, 2015, Charter made commitments regarding the following items:

•	Investments within four years of closing the Transactions

•	Invest at least $2.5 billion in the build-out of networks into commercial areas

•	Build one million line extensions to homes in the franchise areas of New Charter

•	Deploy over 300,000 out-of-home WiFi access points

•	Internet and interconnection

•	Comply with the Open Internet rules that prohibit blocking, throttling, and paid prioritization for three years from the closing of the Transactions without regard to the outcome of ongoing litigation regarding FCC’s Open Internet rules

•	Maintain a settlement-free interconnection policy until December 31, 2018

•	Refrain from instituting usage-based pricing for Internet service for three years from the closing of the transactions

•	Build on BHN’s low-income broadband program and make a service available across New Charter footprint within three years of closing

•	Product and operations

•	Transition TWC’s and BHN’s networks to all-digital within 30 months of closing and enable at least 60 Mbps download speeds for New Charter’s Internet service and improve the video product by adding HD and on-demand options

•	Consistent packaging and pricing strategy to be transitioned to Charter’s current model within 12 months of closing for TWC and BHN markets that are already all-digital at closing; same offering for all other areas once those systems have been converted to all-digital

•	Continue to insource call center and field technician jobs, including returning TWC call center jobs to the U.S.

With respect to the settlement-free interconnection policy (the “Policy”), Charter committed in its July 15, 2015 letter to the FCC to enter into an agreement to exchange Internet traffic with any entity providing content to Charter customers. The material terms of Charter’s obligations are: (1) to enter into an interconnection contract with an applicant meeting the technical criteria specified in Charter’s peering policy; (2) not to charge the interconnecting party money for exchanging Internet traffic pursuant to that contract; (3) to upgrade interconnection capacity with the interconnecting party within 90 days after a certain traffic threshold is met; and (4) to maintain interconnection contracts entered into pursuant to the Policy until at least December 31, 2018. If a party enters into an interconnection contract with Charter pursuant to the Policy, that party’s obligations include several items that assist Charter and the interconnecting party in transmitting traffic on a settlement-free basis efficiently across the interconnected networks including: (1) not to charge Charter money for exchanging Internet traffic; (2) to interconnect at each of the Charter points of presence listed in the Policy and at any additional Charter point of presence within 90 days of its establishment; (3) to maintain a minimum traffic exchange of 3 Gbps (95th percentile) at each Charter point of presence in the dominant direction as measured on a monthly basis; (4) to deliver traffic to the Charter point of presence closest to the location at which the corresponding Internet customer traffic terminates; (5) to label the data traffic in ways that assist Charter in efficiently managing its network; and (6) to upgrade interconnection capacity with Charter within 90 days after a certain traffic threshold is met. Charter may also suspend an interconnection arrangement in certain circumstances including security reasons or if the interconnecting party sends traffic in excess of certain maximums based on the growth in the traffic of the interconnecting party. Charter may choose to extend the policy and the interconnection agreements under the policy but does not have any current plans whether to extend the policy or the underlying agreements. Under the open Internet rules adopted by the FCC, the FCC has determined that interconnection arrangements are subject to oversight under a “just and reasonable” standard and that the FCC will consider the reasonableness of Internet traffic exchange arrangements on a case by case basis. Charter believes its interconnection policy is fully consistent with the FCC open Internet rules although the FCC may choose to assess Charter’s interconnection policy or interconnection agreements pursuant to the open Internet rules.

Appraisal Rights

Stockholders of TWC are entitled to statutory appraisal rights under Delaware law in connection with the first merger. This means that TWC stockholders are entitled to have the value of their shares of TWC common stock exclusive of any element of value arising from the accomplishment or expectation of the merger determined by the Delaware Court of Chancery and to receive payment based on that valuation. The ultimate amount that TWC stockholders will receive as a dissenting stockholder in an appraisal proceeding may be more than, the same as or less than the amount that such stockholder would have received under the merger agreement.

To exercise appraisal rights, TWC stockholders must submit a written demand for appraisal to TWC before the vote is taken on the merger agreement and such stockholder must not vote in favor of the approval of the adoption of the merger agreement. TWC stockholders’ failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. See “Dissenters’ Rights of Appraisal” and Section 262 of the Delaware General Corporation Law attached as Annex P to this joint proxy statement/prospectus for more information.

Charter stockholders do not have appraisal rights in connection with the third merger or any other transaction described in this joint proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Mergers

The following is a discussion of the material U.S. federal income tax consequences of the mergers to U.S. holders and non-U.S. holders (each as defined below) of TWC common stock, and to U.S. holders of Charter Class A common stock.

Except where specifically indicated, this discussion addresses only U.S. holders of TWC common stock or Charter Class A common stock, as applicable, who hold their stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any non-income taxes or any foreign, state or local tax consequences of the mergers. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of TWC common stock or Charter Class A common stock, as applicable, in light of their particular circumstances or to holders subject to special rules (including controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, financial institutions, brokers or dealers in securities, insurance companies, regulated investment companies, real estate investment trusts, persons who hold TWC common stock or Charter Class A common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, certain U.S. expatriates, persons whose functional currency is not the U.S. dollar, partnerships or other pass-through entities for U.S. federal income tax purposes or persons who acquired TWC common stock or Charter Class A common stock pursuant to the exercise of options or otherwise as compensation), nor does it address the consequences of the mergers with respect to shares of TWC common stock held by Liberty Broadband or Liberty Interactive. In addition, this discussion does not address any alternative minimum tax nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. Any such change could affect the validity of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of TWC common stock or Charter Class A common stock, as applicable, that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds TWC common stock or Charter Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding TWC common stock or Charter Class A common stock should consult their own tax advisors.

As used herein, a “non-U.S. holder” means a beneficial owner of shares of TWC common stock or Charter Class A common stock, as applicable, that is neither (i) a U.S. holder, nor (ii) a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGERS. PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE COMBINATION, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

General

The discussion below constitutes the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to TWC, as to the material U.S. federal income tax consequences of the mergers to U.S. holders and non-U.S. holders, as applicable, of TWC common stock, as well as the opinion of Wachtell, Lipton, Rosen & Katz, counsel to Charter, as to the material U.S. federal income tax consequences of the mergers to U.S. holders of Charter Class A common stock, in each case subject to the limitations, exceptions, assumptions, qualification and beliefs, described herein.

Each of the second merger and the third merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The characterization of the first merger for U.S. federal income tax purposes is not clear. The payment of cash to a U.S. holder of shares of TWC common stock in the first merger may be treated as a distribution in partial redemption of such shares subject to the provisions of Section 302(a) for U.S. federal income tax purposes. Alternatively, it is possible that the IRS could seek to characterize the exchange of shares of TWC common stock for shares of common stock of the surviving corporation and cash in the first merger as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code.

It is a condition to TWC’s obligation to complete the mergers that TWC receive an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to TWC, to the effect that the second merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Charter’s obligation to complete the mergers that Charter receive an opinion from Wachtell, Lipton, Rosen & Katz, counsel to Charter, to the effect that each of the second merger and the third merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

These opinions will be based on customary assumptions and representations from TWC, Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three. If any of the assumptions or representations is incorrect, incomplete or inaccurate or is violated, the validity of the opinions described above may be affected and the tax consequences of the combination could differ from those described in this joint proxy statement/prospectus. Neither TWC nor Charter intends to obtain a ruling from the IRS on the tax consequences of the combination.

U.S. Federal Income Tax Consequences to U.S. Holders of TWC Common Stock

As a result of the first merger, a holder of shares of TWC common stock will generally recognize gain, if any, but not in excess of the amount of cash received by a holder. The precise characterization of the first merger for U.S. federal income tax purposes is not clear, however, because there is no binding authority analyzing a similar situation. The merger may be treated as a redemption transaction, in which case the payment of cash to a U.S. holder of shares of TWC common stock in the first merger would be treated as a distribution in partial redemption of such shares subject to the provisions of Section 302(a) of the Code for U.S. federal income tax purposes. Alternatively, it is possible that the IRS could seek to characterize the exchange of shares of TWC common stock for shares of common stock of the surviving corporation and cash in the first merger as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code. Charter and TWC intend to treat the payment of cash to a U.S. holder of shares of TWC common stock in the first merger as a distribution in partial redemption of such shares subject to the provisions of Section 302(a) for U.S. federal income tax purposes, although that treatment is not free from doubt.

Partial Redemption Under Section 302. If the first merger is deemed a partial redemption under Section 302, then except as set forth below with respect to U.S. holders of shares of TWC common stock who actually or constructively own shares of New Charter Class A common stock, a U.S. holder of shares of TWC common stock will generally be treated as if the U.S. holder exchanged a portion of its shares of TWC common stock for the cash received in the first merger and will recognize gain or loss equal to the difference between the amount of such cash (including any cash received in lieu of fractional shares of TWC common stock) and the adjusted tax basis of the shares treated as exchanged for cash. The gain or loss will be a capital gain or loss. In general, capital gain or loss with respect to shares redeemed will be long-term capital gain or loss if the holding period for such shares is more than one year as of the date of the mergers. The ability to deduct capital losses is subject to limitations. If a holder acquired shares of TWC common stock at different times or at different prices, the holder should consult the holder’s tax advisor regarding the manner in which gain or loss should be determined.

In some cases, if a U.S. holder actually or constructively owns New Charter Class A common stock other than New Charter Class A common stock received pursuant to the second merger, the cash received in the first merger could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302, in which case such gain would be treated as dividend income. Specifically, such a U.S. holder will need to satisfy one of the “substantially disproportionate” test, the “not essentially equivalent to a dividend” test or the “complete termination” test. The first merger generally will result in a “substantially disproportionate” redemption with respect to a U.S. holder of shares of TWC common stock if the percentage of the outstanding shares of New Charter Class A common stock actually and constructively owned by the U.S. holder immediately after the mergers is less than 80% of the percentage of the shares of TWC common stock actually and constructively owned by the U.S. holder immediately before the mergers. The receipt of cash in the first merger will be treated as “not essentially equivalent to a dividend” if the reduction in a U.S. holder’s proportionate interest in New Charter as a result of the mergers (when compared to the U.S. holder’s proportionate interest in TWC immediately before the mergers) constitutes a “meaningful reduction” of the U.S. holder’s proportionate interest given the U.S. holder’s particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.” A U.S. holder of shares of TWC common stock may be able to satisfy the “complete termination” test if such holder sells or otherwise disposes of all of such holder’s shares of TWC common stock contemporaneously with the completion of the first merger and as part of a single integrated plan which includes participation by such holder in the first merger, as discussed below. However, there is some uncertainty as to whether the “complete termination” test applies in such circumstances. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders of TWC common stock should consult their tax advisor regarding the application of the foregoing rules to their particular circumstances.

If a U.S. holder does not satisfy any of the Section 302 tests described above, the receipt of cash (including the receipt of cash in lieu of fractional shares of TWC common stock) in the first merger will be treated as a dividend distribution to the U.S. holder with respect to the U.S. holder’s shares of TWC common stock (which may be taxable for individual U.S. holders at favorable rates applicable to qualified dividends, if certain holding period and other requirements are met) to the extent of the U.S. holder’s share of TWC’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount received by a U.S. holder exceeds the U.S. holder’s share of TWC’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess, first, will be treated as a tax-free return of capital to the extent, generally, of the U.S. holder’s adjusted tax basis in the U.S. holder’s shares of TWC common stock with respect to which the distribution is received, and any remainder will be treated as capital gain (which may be long-term capital gain).

Recapitalization Under Section 368(a)(1)(E). If the first merger is deemed a recapitalization under Section 368(a)(1)(E), U.S. holders of shares of TWC common stock generally will recognize gain, but not loss, in an amount equal to the lesser of (i) the cash received (excluding any cash received in lieu of a fractional share, as discussed below) or (ii) the excess, if any, of (A) the sum of cash received pursuant to the mergers and the fair market value of the shares of common stock of the surviving corporation received by such holder over (B) such holder’s tax basis in the holder’s existing shares of TWC common stock. Any such gain will be capital gain provided that one of the Section 302 tests described above is satisfied. The Section 302 tests generally will be applied in the manner described above. If none of the Section 302 tests are satisfied, the U.S. holder’s gain generally will be treated as a dividend distribution to the extent of such holder’s ratable share of TWC’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) and then as capital gain. If the first merger is treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, a U.S. holder who receives cash in lieu of a fractional share of TWC common stock generally will recognize capital gain or loss in the amount equal to the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of TWC common stock.

Tax Basis and Holding Period of Shares Received. The aggregate tax basis of the shares of New Charter Class A common stock ultimately received in the mergers will depend upon the characterization of the first merger. If the first merger is treated as a partial redemption under Section 302, the adjusted tax basis will be the adjusted tax basis in the shares of TWC common stock exchanged, less the tax basis allocated to the portion of the shares of TWC common stock attributable to cash received in the mergers. If the first merger is treated as a recapitalization under Section 368(a)(1)(E), the adjusted tax basis will be the adjusted tax basis in the shares of TWC common stock exchanged, less the amount of cash received in the mergers, plus the amount of gain recognized in the mergers. The holding period of the shares of New Charter Class A common stock received in the mergers will include the holding period of the shares of TWC common stock exchanged.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of TWC Common Stock

Payments of cash to a non-U.S. holder (or such holder’s agent) of shares of TWC common stock in the mergers will be subject to withholding of U.S. federal income tax at a rate of 30%, unless a reduced rate of withholding is applicable pursuant to an income tax treaty or an exemption from withholding is applicable because such payments are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, the payments are generally attributable to a United States permanent establishment maintained by such non-U.S. holder). In order to claim a reduction of or an exemption from withholding tax, a non-U.S. holder must provide a validly completed and executed IRS Form W-8BEN or

W-8BEN-E, as applicable (with respect to income tax treaty benefits) or IRS Form W-8ECI (with respect to amounts effectively connected with the conduct of a trade or business within the United States) claiming such reduction or exemption before the payment is made. A non-U.S. holder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI generally will be subject to U.S. federal income tax on income derived from the exchange of shares of TWC common stock pursuant to the mergers at the rates applicable to U.S. holders. Additionally, in the case of a corporate non-U.S. holder, such income may be subject to branch profits tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty). Exchanging non-U.S. holders can obtain the applicable IRS forms from the IRS website at www.irs.gov.

Moreover, a non-U.S. holder may be eligible to obtain a refund of all or a portion of any tax withheld if such holder meets the “substantially disproportionate,” the “not essentially equivalent to a dividend,” or the “complete termination” test described in the section titled “—U.S. Federal Income Tax Consequences to U.S. Holders of TWC Common Stock—Partial Redemption Under Section 302.” Non-U.S. holders of TWC common stock should consult their own tax advisors regarding the particular tax consequences to them of the mergers, including the application of U.S. federal income tax withholding, their potential eligibility for a withholding tax reduction or exemption, and the refund procedure.

U.S. Federal Income Tax Consequences to U.S. Holders of Charter Class A Common Stock

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, a U.S. holder of Charter Class A common stock:

•	will not recognize any gain or loss upon the exchange of shares of Charter Class A common stock for shares of New Charter Class A common stock in the mergers;

•	will have a tax basis in the New Charter Class A common stock received in the mergers equal to the tax basis of the Charter Class A common stock surrendered in exchange therefor; and

•	will have a holding period for shares of New Charter Class A common stock received in the mergers that includes its holding period for its shares of Charter Class A common stock surrendered in exchange therefor.

Cash in Lieu of Fractional Shares

No fractional shares of New Charter Class A common stock will be distributed to holders of Charter Class A common stock in connection with the mergers. A U.S. holder that receives cash in lieu of a fractional share of New Charter Class A common stock as a part of the mergers will generally recognize a capital gain or loss measured by the difference between the cash received for such fractional share and the portion of the U.S. holder’s tax basis in the shares of Charter Class A common stock allocable to the fractional share. Such capital gain or loss will generally be long term capital gain or loss if the holding period for such shares of Charter Class A common stock is more than one year. Long term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Backup Withholding

Backup withholding at the applicable rate (currently 28%) may apply with respect to certain cash payments unless the holder of the TWC common stock or Charter Class A common stock, as applicable, receiving such payments (i) is an exempt holder (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who, when required, provide certification as to their status) or (ii) provides a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is exempt from backup withholding. Backup withholding does not constitute an additional tax, and any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Accounting Treatment

The mergers and BHN transactions will be accounted for using the acquisition method of accounting with Charter considered the accounting acquirer of TWC and Bright House. The acquisition method of accounting is based on Financial Accounting Standards Board, Accounting Standards Codification, which is referred to in this joint proxy statement/prospectus as ASC 805, “Business Combinations,” and uses the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures,” which Charter has adopted as required. Charter will record assets acquired, including identifiable intangible assets, and liabilities assumed at their respective fair values at the date of completion of the transactions. Any excess of the purchase price (as described in the notes to the “Unaudited Pro Forma Financial Statements”) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of New Charter after completion of the mergers and BHN transactions will reflect TWC and Bright House after completion of the transactions but will not be restated retroactively to reflect the historical financial condition or results of operations of TWC or Bright House. The earnings of New Charter following completion of the mergers and BHN transactions will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation and amortization expense and additional interest expense from debt used for financing. Indefinite-lived intangible assets, including franchises and goodwill, will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, New Charter determines that tangible or intangible assets (including goodwill) are impaired, New Charter would record an impairment charge at that time.

Listing of Shares of New Charter Class A Common Stock and Delisting and Deregistration of TWC Common Stock

Under the terms of the merger agreement and the Liberty agreements, Charter is required to use its reasonable best efforts to cause the shares of New Charter Class A common stock to be issued in the mergers and to Liberty Broadband to be approved for listing on NASDAQ, subject to official notice of issuance. It is a condition to the parties’ obligations to complete the mergers and certain of the Liberty transactions that such approval is obtained, subject to official notice of issuance. Accordingly, an application will be made to have the shares of New Charter Class A common stock to be issued in the mergers and to Liberty Broadband approved for listing on NASDAQ, where shares of Charter Class A common stock are currently traded.

If the mergers are completed, there will no longer be any publicly held shares of TWC common stock. Accordingly, TWC common stock will no longer be listed on the New York Stock Exchange and will be deregistered under the Exchange Act.

Litigation Relating to the Mergers

In connection with the formerly proposed Comcast-TWC merger, eight putative class action complaints were filed on behalf of purported TWC stockholders in the New York Supreme Court (the “NY Actions”) and the Court of Chancery of the State of Delaware. These complaints named as defendants TWC, the members of the TWC board of directors, Comcast and Comcast’s merger subsidiary. The complaints generally alleged, among other things, that the members of the TWC board of directors breached their fiduciary duties to TWC stockholders during merger negotiations and by entering into the merger agreement and approving the merger, and that Comcast aided and abetted such breaches of fiduciary duties. The complaints further alleged that the joint proxy statement/prospectus filed by Comcast with the SEC on March 20, 2014 was misleading or omitted certain material information. The complaints sought, among other relief, compensatory damages in an unspecified amount, injunctive relief and costs and fees. The parties entered into a settlement agreement, conditioned inter alia on the consummation of the Comcast-TWC merger. Now that the Comcast-TWC merger agreement has been terminated, the settlement is no longer operative, although the plaintiffs have the right to petition the court for the award of attorneys’ fees and TWC has the right to oppose that application.

Following the announcement of the mergers on May 26, 2015, on June 29, 2015, the parties in the NY Actions filed a stipulation agreeing that plaintiffs could file a Second Consolidated Class Action Complaint (the “Second Amended Complaint”), and dismissing with prejudice Comcast and Comcast’s merger subsidiary. After the court so ordered the stipulation, the plaintiffs in the NY Actions filed the Second Amended Complaint on July 1, 2015. The Second Amended Complaint names as defendants TWC, the members of the TWC board of directors, Charter and the merger subsidiaries. The Second Amended Complaint generally alleges, among other things, that the members of the TWC board of directors breached their fiduciary duties to TWC stockholders during the Charter merger negotiations and by entering into the merger agreement and approving the mergers, and that Charter and its subsidiaries aided and abetted such breaches of fiduciary duties. The complaint seeks, among other relief, injunctive relief enjoining the stockholder vote on the mergers, unspecified declaratory and equitable relief, compensatory damages in an unspecified amount, and costs and fees.

TWC, the TWC board of directors, Charter and the merger subsidiaries believe the claims asserted against them are without merit and intend to defend against this lawsuit vigorously.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all the information about the merger agreement that is important to you. The summary in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement attached as Annex A to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the mergers.

Structure of the Mergers

The merger agreement provides for three mergers, following which both Charter and TWC will become wholly owned subsidiaries of New Charter. In the first merger (referred to in the merger agreement as the “First Company Merger”), Merger Subsidiary One will merge with and into TWC, with TWC being the surviving corporation. Immediately following the completion of the first merger, in the second merger (referred to in the merger agreement as the “Second Company Merger”), TWC will merge with and into Merger Subsidiary Two, with Merger Subsidiary Two being the surviving entity. Immediately following the completion of the second merger, in the third merger (referred to in the merger agreement as the “Parent Merger”), Charter will merge with and into Merger Subsidiary Three, with Merger Subsidiary Three being the surviving entity. After giving effect to the three mergers, New Charter will be the new public company parent that will hold the operations of the combined companies.

Upon completion of the second and third mergers, the certificate of incorporation and bylaws of TWC and Charter will be replaced by the limited liability company agreements of Merger Subsidiary Two and Merger Subsidiary Three, respectively. Following the completion of the merger, TWC common stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

Completion and Effectiveness of the Mergers

The mergers will be completed and become effective at such time as the applicable certificate of mergers are duly filed with the Delaware Secretary of State (or at such later time as agreed to by the parties and specified in the applicable certificate of merger). Unless another date and time are agreed to by the parties, completion of the mergers will occur as soon as possible, but no later than five business days following satisfaction or, to the extent permissible, waiver, of the conditions to completion of the closing (other than those conditions that by their nature are to be satisfied at completion of the closing, but subject to the satisfaction or, to the extent permissible, waiver of such conditions) described under “—Conditions to Completion of the Mergers.”

The parties are working to complete the mergers by the end of 2015, subject to regulatory approvals and satisfaction (or, to the extent permissible, waiver) of the conditions to the parties’ obligations to complete the mergers. However, completion of the mergers is subject to the satisfaction or, to the extent permissible, waiver of the conditions summarized below. There can be no assurances as to when, or if, the mergers will occur. If the mergers are not completed on or before May 23, 2016 (which is the initial end date), either Charter or TWC may terminate the merger agreement, unless all conditions to the closing have been satisfied (other than those conditions that have been waived, to the extent permissible, and other than those conditions that by their nature are to be satisfied at completion of the closing) on the initial end date other than certain conditions relating to regulatory approvals and either Charter or TWC elects to extend the initial end date to November 23, 2016, in which case, if the mergers are not completed on or before November 23, 2016, either Charter or TWC may terminate the merger agreement. The right to terminate the merger agreement on the end date will not be available to Charter or TWC if that party’s breach of any provision of the merger agreement resulted in the failure of the mergers to be completed by that date. See “—Conditions to Completion of the Mergers” and “—Termination of the Merger Agreement.”

Merger Consideration

Merger Consideration Generally

If the first merger and the second merger are completed, after giving effect to the first merger and the second merger and application of the Option A Base Exchange Ratio and the Option B Base Exchange Ratio, each share of TWC common stock outstanding immediately prior to the completion of the first merger (other than certain shares described below) will effectively be converted into the right to receive either (at the election of the holder thereof):

•	$100 in cash and shares of New Charter Class A common stock equivalent to 0.5409 shares of Charter Class A common stock; or

•	$115 in cash and shares of New Charter Class A common stock equivalent to 0.4562 shares of Charter Class A common stock.

However, the actual number of shares of New Charter Class A common stock that TWC stockholders (except as described below) will be entitled to receive will be calculated by multiplying the exchange ratios of 0.5409 (referred to in the merger agreement as the “Option A Base Exchange Ratio”) or 0.4562 (referred to in the merger agreement as the “Option B Base Exchange Ratio”) specified above by 0.9042 (referred to in the merger agreement as the “Parent Merger Exchange Ratio”), which will also be the exchange ratio that will be used to determine the number of shares of New Charter Class A common stock that Charter stockholders will be entitled to receive per share of Charter Class A common stock in the third merger. The application of the Parent Merger Exchange Ratio to the stock portion of the merger consideration to be received by TWC stockholders will not impact the aggregate value represented by the shares of New Charter Class A common stock to be received by stockholders of TWC upon completion of the mergers. The foregoing calculations and mechanics are described in greater detail below. Shares of TWC common stock held by TWC as treasury stock, held by direct or indirect wholly owned subsidiaries of TWC or Charter (other than Merger Subsidiary One) or held by Liberty Broadband or Liberty Interactive will not receive the foregoing merger consideration. Liberty Broadband and Liberty Interactive will only receive shares of New Charter Class A common stock as a result of the three mergers, subject to the terms of the Liberty contribution agreement as described in more detail under “Other Agreements—Liberty Contribution Agreement.”

TWC Stockholders Merger Consideration

At completion of the first merger, each share of TWC common stock outstanding immediately prior to completion of the first merger (except for certain shares described below) will be converted into the right to receive either (at the election of the holder thereof):

•	$100 in cash and a number of shares of TWC common stock equal to 0.5409 multiplied by 0.9042 (referred to as the “Option A Election”); or

•	$115 in cash and a number of shares of TWC common stock equal to 0.4562 multiplied by 0.9042 (referred to as the “Option B Election”).

The 0.9042 multiplication factor is the exchange ratio used to determine the number of shares of New Charter Class A common stock that Charter stockholders will be entitled to receive in the third merger. In the first merger, cash will be paid for any fractional shares of TWC common stock as a result of the application of the applicable exchange ratio, as described under “—Fractional Shares.” Shares of TWC common stock held by TWC as treasury stock, held by direct or indirect wholly owned subsidiaries of TWC or Charter (other than Merger Subsidiary One) or held by the Liberty Parties will not receive the foregoing merger consideration. Each share of common stock of Merger Subsidiary One outstanding immediately prior to completion of the first merger (which will only include shares of Merger Subsidiary One owned by the Liberty Parties, as described under “Other Agreements—Liberty Contribution Agreement”) will be converted into the right to receive one share of common stock of TWC.

At the completion of the second merger, each share of TWC common stock outstanding immediately prior to the completion of the second merger (which will only include shares issued in the first merger) will be converted into the right to receive one share of New Charter Class A common stock.

As described under “Other Agreements—Liberty Contribution Agreement,” as a result of the completion of the first and second mergers, the Liberty Parties will receive one share of New Charter Class A common stock (which is equivalent to 1.106 shares of Charter Class A common stock after giving effect to the exchange ratio in the third merger) for each share of TWC common stock owned by them immediately prior to the completion of the first merger.

Charter Stockholders Merger Consideration

At the completion of the third merger, each share of Charter Class A common stock outstanding immediately prior to the completion of the third merger will be converted into the right to receive 0.9042 shares of New Charter Class A common stock. In the third merger, cash will be paid for any fractional shares of New Charter Class A common stock as a result of the application of the exchange ratio, as described under “—Fractional Shares.”

Adjustments

If, between the date of the merger agreement and completion of the first merger, any change in the outstanding shares of capital stock of TWC or Charter occurs as a result of any reclassification, recapitalization, stock split, combination, exchange or readjustment of shares or any stock dividend thereon with a record date during such period (but excluding any such change that results from the exercise of stock options or other equity awards, the settlement of restricted or deferred stock units or the grant of equity-based compensation in accordance with the merger agreement), the merger consideration and any other amounts payable pursuant to the merger agreement will be appropriately and proportionately adjusted to eliminate the effect of such event thereon.

Fractional Shares

No fractional shares of TWC common stock will be issued to any holder of shares of TWC common stock upon completion of the first merger. Instead, all fractional shares of TWC common stock that a holder of shares of TWC common stock would otherwise be entitled to receive as a result of the first merger will be aggregated and, if a fractional share results from that aggregation, the holder will be entitled to receive cash in an amount determined by multiplying that fraction by the Charter closing price on the trading day immediately prior to the first company merger effective time, as adjusted to take account of the Parent Merger Exchange Ratio.

No fractional shares of New Charter Class A common stock will be issued to any holder of shares of Charter Class A common stock upon completion of the third merger. Instead, all fractional shares of New Charter Class A common stock that a holder of shares of Charter Class A common stock would otherwise be entitled to receive as a result of the third merger will be aggregated and, if a fractional share results from that aggregation, the holder will be entitled to receive cash in an amount determined by multiplying that fraction by the Charter closing price on the trading day immediately prior to the third company merger effective time, as adjusted to take account of the Parent Merger Exchange Ratio.

No interest will be paid or accrued on cash payable in lieu of fractional shares of TWC common stock or New Charter Class A common stock.

Election Procedures

A form of election, which will be mailed to each holder of record of TWC common stock as of the close of business on the election form record date (as defined below), as well as to stockholders who purchase shares of

TWC common stock subsequent to such date and prior to the election deadline (as defined below), if any, will allow record holders of TWC common stock to make an Option A or Option B election in respect of each share of TWC common stock that they hold.

The “election deadline” will be 5:00 p.m., local time (in the city in which the exchange agent is located) on the date that Charter and TWC agree is 5 business days prior to the expected closing date. Charter and TWC will publicly announce the anticipated election deadline not more than 20 business days before, and at least 5 business days prior to, the election deadline.

TWC will mail a form of election not less than 20 business days prior to the anticipated election deadline. The “election form record date” will be the 10th business day prior to the mailing record date.

TWC stockholders who wish to elect either the Option A Election or Option B Election in respect of the merger consideration they will receive should carefully review and follow the instructions set forth in the form of election. If it is determined that any purported election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed to have made the Option A Election for these purposes, unless a proper election is subsequently made on a timely basis. If a TWC stockholder does not make a valid election (or an election is revoked and another one is not validly and timely made by a holder), the merger consideration paid to such holder will be based on the Option A Election.

To make a valid election, each TWC stockholder must submit a properly completed form of election so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. The form of election must be accompanied by any additional documents specified in the form of election (which will include certificates representing TWC common stock). Generally, an election may be revoked or changed by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election or the withdrawal prior to the election deadline of the documents previously provided to the exchange agent. TWC stockholders will not be entitled to make, revoke or change any election following the election deadline. After an election is validly made with respect to any shares of TWC common stock, any subsequent transfer of such shares of TWC common stock shall automatically revoke such election. Subject to the terms of the merger agreement, the exchange agent will have reasonable discretion to determine if any election is not properly or timely made.

Procedures for Surrendering TWC and Charter Stock Certificates

The conversion of TWC common stock and Charter Class A common stock into the right to receive the applicable merger consideration will occur automatically at completion of the mergers. Prior to the date the form of election is mailed to TWC stockholders, Charter will appoint an exchange agent reasonably acceptable to TWC to handle the receipt of election forms and exchange of certificates or book-entry shares representing shares of TWC common stock or Charter Class A common stock for the applicable merger consideration. Charter or New Charter will make available to the exchange agent (i) the shares of New Charter Class A common stock, (ii) cash to pay for the aggregate cash portion of the merger consideration and (iii) cash in lieu of fractional shares, in each case comprising the applicable merger consideration payable in respect of TWC common stock or Charter Class A common stock. Promptly (but not later than 10 business days) after completion of the mergers, New Charter will, or will cause the exchange agent to, send a letter of transmittal to (i) each person who is a record holder of TWC common stock at completion of the first two mergers for use in the exchange and instructions explaining how to surrender TWC stock certificates or transfer uncertificated shares of TWC common stock to the exchange agent and (ii) each person who is a record holder of Charter Class A common stock at completion of the third merger for use in the exchange and instructions explaining how to surrender Charter stock certificates or transfer uncertificated shares of Charter Class A common stock to the exchange agent.

TWC stockholders who submit a properly completed letter of transmittal, together with their share certificates (in the case of certificated shares) or other evidence of transfer requested by the exchange agent (in the case of book-entry shares), will receive, in exchange for their shares of TWC common stock converted in both the first and second mergers, the applicable amount of cash and shares of New Charter Class A common stock as specified in such stockholders’ election form (or if no election form was received or invalidly or untimely submitted, such amounts will be based on the Option A Election). The shares of New Charter Class A common stock constituting part of such merger consideration will be delivered to TWC stockholders in book-entry form unless a physical certificate is required under applicable law. After completion of the first two mergers, each certificate that previously represented shares of TWC common stock and each uncertificated share of TWC common stock that previously was registered to a holder on TWC’s stock transfer books will only represent the right to receive the merger consideration (i.e., cash and shares of New Charter Class A common stock) into which those shares of TWC common stock have been converted as a result of the first two mergers and, if applicable, specified in a validly submitted election form.

Charter stockholders who submit a properly completed letter of transmittal, together with their share certificates (in the case of certificated shares) or other evidence of transfer requested by the exchange agent (in the case of book-entry shares), will receive, in exchange for their shares of Charter Class A common stock converted in the third merger, the applicable amount of shares of New Charter Class A common stock. The shares of New Charter Class A common stock constituting part of such merger consideration will be delivered to Charter stockholders in book-entry form unless a physical certificate is required under applicable law. After completion of the third merger, each certificate that previously represented shares of Charter Class A common stock and each uncertificated share of Charter Class A common stock that previously was registered to a holder on Charter’s stock transfer books will only represent the right to receive the merger consideration (i.e., shares of New Charter Class A common stock) into which those shares of Charter Class A common stock have been converted.

None of Charter, New Charter nor TWC will be responsible for transfer or other similar taxes and fees incurred by holders of TWC common stock or Charter Class A common stock in connection with the mergers. Those taxes and fees, if any, will be the sole responsibility of such holders. In addition, if there is a transfer of ownership of TWC common stock or Charter Class A common stock that is not registered in the records of TWC’s or Charter’s transfer agent, respectively, payment of the applicable merger consideration as described above will be made to a person other than the person in whose name the certificate or uncertificated share so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer or the uncertificated shares are properly transferred, and the person requesting such payment must pay to the exchange agent any transfer or other taxes to be paid or satisfy the exchange agent that any transfer or other taxes have been paid or that no payment of those taxes is necessary.

After completion of the mergers, neither Charter, New Charter nor TWC will pay dividends with a record date after completion of the mergers to any holder of any TWC or Charter stock certificates or uncertificated shares of TWC common stock or Charter Class A common stock until the applicable holder surrenders or transfers the TWC or Charter stock certificates or uncertificated shares of TWC common stock or Charter Class A common stock (as applicable) in accordance with the merger agreement. However, once those certificates or uncertificated shares are surrendered or transferred, New Charter will pay to the holder, without interest, any dividends that have been declared after completion of the mergers on the shares of New Charter Class A common stock into which those TWC or Charter shares have been converted.

Treatment of TWC Equity Awards

TWC Stock Options

At the completion of the second merger, each outstanding option awarded by TWC, whether or not exercisable or vested (but excluding any options held by a former employee of TWC, as described in the immediately succeeding paragraph), to purchase shares of TWC common stock will be converted into an option to purchase the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of TWC common stock subject to such option immediately prior to the completion of the first merger multiplied by (y) the Stock Award Exchange Ratio (as defined below), with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. The exercise price per share of New Charter Class A common stock will be equal to the quotient of (i) the exercise price of such option immediately prior to the completion of the first merger divided by (ii) the Stock Award Exchange Ratio, rounded up to the nearest whole cent. Such converted options will be subject to the same terms and conditions as were applicable to the corresponding options immediately prior to completion of the first merger. The Stock Award Exchange Ratio was determined based on the value a stockholder of TWC who made the Option A Election would receive upon completion of the mergers. Accordingly, in the merger agreement, “Stock Award Exchange Ratio” is defined generally as the sum of (i) the product of (A) the Option A Base Exchange Ratio multiplied by (B) the Parent Merger Exchange Ratio and (ii) the product of (A) the quotient of (I) $100 divided by (II) the volume weighted average per-share price of Charter Class A common stock during the ten full trading days ending on (and including) the trading day preceding the closing date, multiplied by (B) the Parent Merger Exchange Ratio.

At the completion of the second merger, each outstanding option awarded by TWC and held by a former employee of TWC, whether or not exercisable or vested, to purchase shares of TWC common stock will be cancelled, and TWC will pay such former employee an amount in cash computed by first determining the number of shares of New Charter Class A common stock to which such former employee would be entitled as if his or her stock options were converted in accordance with the preceding paragraph, and then multiplying such number by the excess of (i) the quotient of (A) the closing price of a share of Charter Class A common stock on the trading day immediately preceding the first merger, divided by (B) the Parent Merger Exchange Ratio (such quotient, the “Charter Adjusted Closing Price”) over (ii) the exercise price per share of such option (determined in accordance with the preceding paragraph). All options held by a former employee of TWC that have a converted per share exercise price equal to or exceeding the Charter Adjusted Closing Price will be immediately cancelled without any right to consideration. All cash payments will be reduced by applicable withholding taxes.

TWC Restricted Stock Units

At the completion of the second merger, each outstanding TWC employee restricted stock unit, whether or not vested (but excluding any such units held by a current or former non-employee director or a former employee of TWC, as described in the immediately succeeding paragraph), will be converted into the right to acquire the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of TWC common stock underlying such unit immediately prior to completion of the first merger multiplied by (y) the Stock Award Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock units will be subject to the same terms and conditions as applied to the corresponding units immediately prior to completion of the first merger.

At the completion of the second merger, each TWC restricted stock unit award (which includes deferred stock units held by non-employee directors) held by (x) a current or former non-employee director or (y) a former employee of TWC, whether or not vested, will be cancelled, and TWC will pay such holder an amount in cash computed by first determining the number of shares of New Charter Class A common stock to which such person would be entitled if his or her stock units were converted in accordance with the preceding paragraph, and then multiplying such number by the Charter Adjusted Closing Price. All cash payments will be reduced by applicable withholding taxes.

TWC 2011 Stock Incentive Plan

Following the completion of the mergers, New Charter may make use of shares remaining available for grant under the Time Warner Cable Inc. 2011 Stock Incentive Plan, which is referred to in this joint proxy statement/prospectus as the TWC 2011 Plan, in accordance with NASDAQ rules.

Treatment of Charter Equity Awards

Charter Stock Options

At the completion of the third merger, each outstanding option, whether or not exercisable or vested, to purchase shares of Charter Class A common stock will be converted into an option to purchase the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock subject to such option immediately prior to the completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. The exercise price per share of New Charter Class A common stock will be equal to the quotient of (i) the exercise price of such option immediately prior to the completion of the third merger divided by (ii) the Parent Merger Exchange Ratio, rounded up to the nearest whole cent. Such converted options will be subject to the same terms and conditions as were applicable to the corresponding options immediately prior to completion of the third merger.

Charter Restricted Stock Awards

At the completion of the third merger, each outstanding Charter restricted stock award will be converted into an award with respect to the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock underlying such award immediately prior to completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock awards will be subject to the same terms and conditions as applied to the corresponding awards immediately prior to completion of the third merger.

Charter Restricted Stock Units

At the completion of the third merger, each outstanding Charter restricted stock unit, whether or not vested, will be converted into the right to acquire the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock underlying such unit immediately prior to completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock units will be subject to the same terms and conditions as applied to the corresponding units immediately prior to completion of the third merger.

Charter 2009 Stock Incentive Plan

Following the completion of the mergers, New Charter may make use of shares remaining available for grant under the Charter Communications, Inc. Amended and Restated 2009 Stock Incentive Plan, which is referred to in this joint proxy statement/prospectus as the Charter 2009 Plan, in accordance with NASDAQ rules.

Listing of Shares of Charter Class A Common Stock

The merger agreement obligates Charter to use its reasonable best efforts to cause the shares of New Charter Class A common stock to be issued as part of the consideration for the mergers to be listed on NASDAQ, subject to official notice of issuance. Approval for listing on NASDAQ of the shares of New Charter Class A common stock issuable in the mergers, subject only to official notice of issuance, is a condition to the obligations of Charter and TWC to complete the mergers.

Conditions to Completion of the Mergers

Mutual Conditions to Completion

The obligation of each party to the merger agreement to effect the closing is subject to the satisfaction or waiver of the following conditions:

•	approval of the adoption of the merger agreement by the affirmative vote of a majority of the outstanding shares of TWC common stock entitled to vote;

•	approval of the adoption of the merger agreement by the affirmative vote of a majority of the outstanding shares of Charter Class A common stock and, with respect to the second merger, the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote;

•	approval of the New Charter stock issuance in connection with the merger agreement by the affirmative vote of a majority of votes cast at the Charter special meeting by the holders of Charter Class A common stock;

•	approval of the Liberty transactions (including stock issuances pursuant to the Liberty investment agreement and the BHN/Liberty stockholders agreement) by the affirmative vote of a majority of the outstanding shares of Charter Class A common stock (excluding the shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote and by the affirmative vote of a majority of votes cast at the Charter special meeting by the holders of Charter Class A common stock;

•	approval of New Charter’s certificate of incorporation (and each of the related certificate of incorporation proposals) by the affirmative vote of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote;

•	expiration or termination of any applicable waiting period (or extension thereof) under the HSR Act relating to the transactions contemplated by the merger agreement (solely with respect to the obligations of each of Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three to complete the mergers, without the imposition of any burdensome condition (see “—Reasonable Best Efforts Covenant” for a definition of burdensome condition));

•	(i) adoption of an order, and release of the full text thereof, by the FCC granting its consent to the transfer of control or assignment of the licenses issued by the FCC to TWC or any of its subsidiaries or affiliates, (ii) approval of certain LFAs, such that the sum of the aggregate number of video subscribers of TWC belonging to franchise areas for which either (x) no LFA consent is required or (y) if LFA consent is required, such consent shall have been obtained, shall be no less than 85% of the aggregate number of video subscribers of TWC and (iii) authorizations of state public utilities commissions whose consent is required in connection with the transactions contemplated by the merger agreement (solely with respect to the obligations of each of Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three to complete the mergers, in each case without the imposition of any burdensome condition) (these requirements are described in more detail under “The Transactions—Regulatory Approvals Required for the Mergers”);

•	except for the conditions described in the two preceding bullets, (i) absence of (x) any applicable law of a governmental authority of competent jurisdiction enacted or promulgated after the date of the merger agreement in a jurisdiction in which any of TWC, Charter or their respective subsidiaries has substantial operations and (y) any order of a governmental authority of competent jurisdiction that, in each case, (1) imposes any burdensome condition or (2) prohibits completion of the mergers and the violation of which would result in criminal liability, and (ii) the absence of any injunction (whether temporary, preliminary or permanent) by any governmental authority of competent jurisdiction that imposes a burdensome condition or prohibits completion of the mergers;

•	effectiveness of the registration statement for the shares of New Charter Class A common stock being issued in the mergers (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC; and

•	approval for the listing on NASDAQ of the shares of New Charter Class A common stock to be issued in the mergers, subject only to official notice of issuance.

Additional Conditions to Completion for the Benefit of Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three

In addition, the obligation of each of Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three to effect the closing is subject to the satisfaction or waiver of the following conditions:

•	the accuracy (subject only to de minimis exceptions) as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties that by their terms address matters only as of another specified time, as of that time) of certain representations and warranties made in the merger agreement by TWC regarding its capitalization;

•	the accuracy (in all material respects in the case of representations and warranties that are not qualified by materiality or material adverse effect) as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties that by their terms address matters only as of another specified time, as of that time) of certain representations and warranties made in the merger agreement by TWC regarding, among other matters, its corporate existence, its corporate authority relative to the merger agreement and the mergers, the absence of certain conflicts with its organizational documents, certain capitalization matters, the absence of any event, occurrence, development or circumstance occurring since December 31, 2014 to the date of the merger agreement and continuing which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on TWC, fees payable to its financial advisors in connection with the mergers, the opinions of its financial advisors and the inapplicability of certain antitakeover laws;

•	the accuracy of all other representations and warranties made in the merger agreement by TWC (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties that by their terms address matters only as of another specified time, as of that time), except for any such inaccuracies that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on TWC;

•	performance in all material respects by TWC of the material obligations required to be performed by it at or prior to completion of the mergers;

•	the absence of any event, occurrence, development or state of circumstances or facts occurring since the date of the merger agreement and continuing which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on TWC;

•	receipt of a certificate executed by an executive officer of TWC as to the satisfaction of the conditions described in the preceding five bullets; and

•	receipt of an opinion from Wachtell, Lipton, Rosen & Katz, dated as of the date of completion of the mergers, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the date of completion of the mergers, (i) the second merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the third merger will quality as a reorganization within the meaning of Section 368(a) of the Code.

Additional Conditions to Completion for the Benefit of TWC

In addition, the obligation of TWC to effect the closing is subject to the satisfaction or waiver of the following conditions:

•	the accuracy (subject only to de minimis exceptions) as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties that by their terms address matters only as of another specified time, as of that time) of certain representations and warranties made in the merger agreement by Charter regarding its capitalization;

•	the accuracy (in all material respects in the case of representations and warranties that are not qualified by materiality or material adverse effect) as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties that by their terms address matters only as of another specified time, as of that time) of certain representations and warranties made in the merger agreement by Charter regarding, among other matters, its corporate existence, its corporate authority relative to the merger agreement and the mergers, the absence of certain conflicts with its organizational documents, certain capitalization matters, the absence of any event, occurrence, development or circumstance occurring since December 31, 2014 to the date of the merger agreement and continuing which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Charter, fees payable to its financial advisors in connection with the mergers, the opinions of its financial advisors and the inapplicability of certain antitakeover laws;

•	the accuracy of all other representations and warranties made in the merger agreement by Charter (disregarding any materiality or material adverse effect qualifications contained in such representations and warranties) as of the date of the merger agreement and as of completion of the mergers (or, in the case of representations and warranties that by their terms address matters only as of another specified time, as of that time), except for any such inaccuracies that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Charter;

•	performance in all material respects by Charter, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three of the material obligations required to be performed by them at or prior to completion of the mergers;

•	the absence of any event, occurrence, development or circumstance occurring since the date of the merger agreement and continuing which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Charter;

•	receipt of a certificate executed by an executive officer of Charter as to the satisfaction of the conditions described in the preceding five bullets; and

•	receipt of an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, dated as of the date of completion of the mergers, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the date of completion of the mergers, the second merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by TWC and Charter made solely for the benefit of the other, and that are subject in some cases to important exceptions and qualifications, including, among other things, as to materiality and material adverse effect. Furthermore, the assertions embodied in those representations and warranties are qualified by information in the confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement, which disclosure schedules will not be reflected in the merger agreement or otherwise publicly disclosed. The confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. See “—Definition of “Material Adverse Effect”’ for a definition of material adverse effect applicable to each company. The representation and warranties were used for the purpose of allocation of risk between the parties to the merger agreement rather than establishing matters of fact. For the foregoing reasons, these descriptions, representations and warranties should not be read alone. The representations and warranties in the merger agreement relate to, among other things:

•	corporate existence, good standing and qualification to do business;

•	corporate power and authority to execute and deliver the merger agreement and, subject to the approval of TWC and Charter stockholders, as applicable, to perform and comply with their respective obligations thereunder and consummate the transactions contemplated thereby;

•	governmental actions necessary to complete the mergers;

•	absence of any conflict with or violation or breach of organizational documents, laws or regulations or agreements as a result of the execution, delivery or performance of the merger agreement and completion of the mergers;

•	capital structure;

•	absence of preemptive or other similar rights or any debt securities having the right to vote with TWC or Charter stockholders, as applicable, on any matters;

•	corporate existence, good standing, qualification to do business and capital structure of subsidiaries;

•	SEC filings, the absence of misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;

•	disclosure controls and procedures and internal controls over financial reporting;

•	fair presentation of financial statements;

•	information provided by a party for inclusion in disclosure documents to be filed with the SEC in connection with the mergers;

•	conduct of business in the ordinary course of business consistent with past practices and absence of any event, occurrence, development or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect, in each case since December 31, 2014;

•	absence of undisclosed liabilities;

•	compliance with laws, court orders and permits;

•	absence of pending or threatened legal proceedings and investigations;

•	tax matters and tax treatment of the mergers;

•	employees and employee benefit plans and labor matters;

•	solvency;

•	franchises;

•	absence of any undisclosed broker’s or finder’s fees payable in connection with the mergers;

•	inapplicability of antitakeover statutes; and

•	receipt of opinions from financial advisors.

TWC also makes representations and warranties relating to, among other things, material contracts, intellectual property, properties, environmental matters, and cable system and subscriber information.

Charter also makes representations and warranties relating to, among other things, Charter’s financing for the mergers.

The representations and warranties in the merger agreement do not survive completion of the mergers.

See “—Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures.”

Definition of “Material Adverse Effect”

Many of the representations and warranties in the merger agreement are qualified by “material adverse effect.”

For purposes of the merger agreement, “material adverse effect” means, with respect to Charter or TWC, as the case may be, a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of that party and its subsidiaries, taken as a whole, or (ii) the ability of that party to consummate the transactions contemplated by the merger agreement, in each case other than any effect resulting from:

•	changes in the financial or securities markets or general economic or political conditions in the United States or any foreign jurisdiction except to the extent having a materially disproportionate effect on that party and its subsidiaries, taken as a whole, relative to other participants in the industry in which that party and its subsidiaries operate;

•	changes (including changes of applicable law) or conditions generally affecting the industry in which that party and its subsidiaries operate except to the extent having a materially disproportionate effect on that party and its subsidiaries, taken as a whole, relative to other participants in the industry in which that party and its subsidiaries operate;

•	acts of war, sabotage or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes) except to the extent having a materially disproportionate effect on that party and its subsidiaries, taken as a whole, relative to other participants in the industry in which that party and its subsidiaries operate;

•	the announcement or consummation of the transactions contemplated by the merger agreement, including the impact thereof on the relationships, contractual or otherwise, of that party or any of its subsidiaries with employees, labor unions, customers, suppliers or partners (except with respect to certain representations or warranties and related conditions that are intended to address the consequences of the announcement or consummation of the transactions contemplated by the merger agreement);

•	any failure by that party and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period (but not any fact, change, event or occurrence contributing to that failure and not otherwise excluded from the definition of material adverse effect);

•	any change in the price of that party’s common stock on the New York Stock Exchange or NASDAQ, as applicable (but not any facts or occurrences contributing to that change (other than changes in the trading price of the other party’s common stock) and not otherwise excluded from the definition of material adverse effect);

•	any changes in United States generally accepted accounting principles (or authoritative interpretations of United States generally accepted accounting principles);

•	any litigation or legal proceedings relating to the merger agreement, the mergers or the other transactions contemplated by the merger agreement to the extent directly relating to the negotiations between the parties and the terms and conditions of the merger agreement;

•	the termination of the merger agreement between TWC and Comcast Corporation, the announcement of the termination of such agreement or the failure to consummate the transactions contemplated by such agreement; and

•	compliance with the terms of, or the taking of any action required by, the merger agreement.

Conduct of Business Pending the Mergers

In general, except (i) as expressly contemplated by the merger agreement, (ii) as set forth in the confidential disclosure schedules delivered to the other party concurrently with execution of the merger agreement, (iii) as consented to by the other party (in the case of actions by Charter, such consent not to be unreasonably withheld, conditioned or delayed by TWC), (iv) in the case of actions by TWC, as contemplated by or reasonably necessary to implement TWC’s operating plan as presented to Charter (or, with respect to any initiative therein, reallocations among line items within such initiative that are not in the aggregate more burdensome to TWC in any material respect), (v) in the case of actions by Charter, as contemplated by the BHN contribution agreement or the Liberty investment agreement or to effect Liberty exchange or investment or the BHN transactions or (vi) as required by applicable law, from the date of the merger agreement until completion of the mergers, TWC, Charter and their respective subsidiaries are required to conduct their respective business in all material respects in the ordinary course consistent with past practice and to use commercially reasonable efforts to preserve intact their respective business organization, maintain its relationships with third parties and maintain in effect its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations.

Without limiting the generality of the foregoing, except (i) as expressly contemplated by the merger agreement, (ii) as set forth in TWC’s confidential disclosure schedule delivered to Charter concurrently with execution of the merger agreement, (iii) as consented to by Charter (in the case of actions by TWC in the fourth through tenth bullets and the sixteenth bullet below, such consent not to be unreasonably withheld, conditioned or delayed), (iv) as contemplated by or reasonably necessary to implement TWC’s operating plan as presented to Charter (or, with respect to any initiative therein, reallocations among line items within such initiative that are not in the aggregate more burdensome to TWC in any material respect) or (v) as required by applicable law, and subject to specified exceptions and qualifications described in the merger agreement, from the date of the merger agreement through completion of the mergers, each of TWC and each of its subsidiaries is not permitted to, among other things:

•	amend its organizational documents;

•	(i) split, combine or reclassify any shares of capital stock of TWC or its subsidiaries, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of capital stock of TWC or its subsidiaries, or (iii) redeem, repurchase or otherwise acquire any shares of capital stock of TWC or its subsidiaries, other than (w) dividends by TWC’s wholly owned subsidiaries, (x) regular quarterly cash dividends with customary record dates and payment dates on shares of TWC common stock, in an amount not to exceed $0.75 per share of TWC common stock per quarter, (y) repurchases of shares of TWC common stock in the ordinary course of business consistent with past practice pursuant to TWC’s share repurchase program and (z) repurchases of shares of TWC common stock in connection with the exercise of options or the vesting or settlement of restricted stock units, in each case that are outstanding on the date of the merger agreement or are issued or granted after the date of the merger agreement, as permitted by the immediately succeeding bullet;

•

(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, (A) any shares of capital stock or other voting securities of or other ownership interests in TWC or any of its subsidiaries, (B) or securities convertible or exchangeable into shares of capital stock or other voting securities of or other ownership interests in TWC or any of its subsidiaries, (C) any options, calls, warrants or other rights to acquire any such shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in TWC or (D) restricted shares, stock appreciation rights, performance units, contingent value rights, phantom stock or similar securities or rights issued or granted by TWC or any of its subsidiaries, which are referred to in this joint proxy statement/prospectus as TWC Securities, other than (w) the issuance of TWC common stock upon the exercise of TWC stock options or settlement of TWC restricted stock units, (x) annual director equity grants made in accordance with the merger agreement, (y) equity grants to new hires or promoted employees in the ordinary course of business consistent with past practice and (z) the grant of TWC restricted stock units as long as the aggregate value of all such units does not exceed a specified cap, and so long as such grants are made on terms and conditions in the ordinary course of business consistent with past practices and other terms agreed to by the parties, or (ii) amend any term of any TWC Securities (in each case, whether by merger, consolidation or otherwise);

•	incur any capital expenditures, except for capital expenditures not in excess of $200,000,000 in the aggregate in any twelve-month period;

•	acquire any assets, securities, properties, interests or businesses, other than (i) supplies and materials in the ordinary course of business consistent with past practice, (ii) pursuant to contracts or arrangements in effect on the date of the merger agreement, (iii) leases or subleases under which TWC or one of its subsidiaries is the tenant entered into in the ordinary course of business and (iv) acquisitions with a purchase price (including assumed indebtedness) not in excess of $100,000,000 in the aggregate;

•	sell, license, lease or otherwise transfer, or create or incur any lien on, any of TWC’s or its subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales with a purchase price not in excess of $100,000,000 in the aggregate, (iii) pursuant to contracts or arrangements in effect on the date of the merger agreement, (iv) leases or subleases under which TWC or one of its subsidiaries is the lessor entered into in the ordinary course of business or (v) certain permitted liens;

•	make any loans, advances, capital contributions or investments, other than (i) in the ordinary course of business consistent with past practice, (ii) investments or capital contributions made alongside Charter or any of its affiliates or (iii) loans, advances or capital contributions to, or investments in, wholly owned subsidiaries of TWC;

•	incur any indebtedness for borrowed money or guarantees thereof, or issue or sell any debt securities, other than (i) indebtedness under TWC’s existing revolving credit agreement, (ii) up to $2,000,000,000 of indebtedness to refinance certain existing indebtedness (which amount will be reduced by any refinanced indebtedness incurred under clause (i) of this bullet), (iii) guarantees by TWC of indebtedness of any of its wholly owned subsidiaries and (iv) commercial paper issued in the ordinary course of business;

•	(i) other than in the ordinary course of business, enter into any agreement or arrangement that limits or restricts in any material respect TWC or any of its subsidiaries from engaging or competing in any line of business, in any location or with any person, or (ii) enter into any agreement or arrangements that would so limit or restrict any upstream affiliates of TWC following completion of the mergers;

•	other than in the ordinary course of business, (i) enter into, amend or modify in any material respect or terminate certain material contracts, or waive, release or assign any material rights thereunder, or (ii) enter into, amend, modify or terminate any programming service distribution agreement;

•	without prior consultation with Charter, (i) recognize any material new union, works council or other similar employee representative, except as required by law, or (ii) enter into any material collective bargaining agreement, or renew or enter into any material mid-term modification (excluding certain resolutions of grievances relating to or interpretations of a collective bargaining agreement) of any such existing agreement;

•	grant to any director or officer of TWC any increase in change in control, severance, retention or termination pay, other than any increase in a severance benefit arising directly from an increase in annual salary or annual cash bonus opportunity to the extent such increase is permitted by the merger agreement;

•

(i) increase the annual salary of any employee of TWC or its subsidiaries who holds the title of Executive Vice President or greater by more than 5% in the aggregate in any fiscal year, except as required by the terms of any existing agreement, or (ii) increase the cash bonus opportunity of any employee of TWC or its subsidiaries who holds the title of Executive Vice President or greater;

however, TWC is permitted to provide the supplemental bonus opportunity described in “Interests of TWC’s Directors and Executive Officers in the Transactions—2015 Supplemental Bonus Opportunity;”

•	(i) other than as required by an existing agreement, adopt or amend any cash bonus plan or other variable compensation plan with a performance measurement period of greater than 12 months (excluding any period principally relating to an employee’s obligation to be employed on the payment date), (ii) establish or adopt any Title IV plan, “excess benefit plan,” deferred compensation plan, severance or change in control plan or employee benefit plan that provides post-retirement health, medical, life insurance or death benefits to retired, current or former employees, directors or consultants of TWC or any of its subsidiaries, other than as part of an acquisition of any other company or business that is permitted or consented to under the merger agreement, (iii) fail to continue to make all contributions required to be made to any company plan that is a Title IV plan (other than a multiemployer plan) or (iv) amend the benefit formula under any company plan that is a Title IV plan (other than a multiemployer plan) to increase the benefit accrual applicable to any participant or beneficiary thereof under such plan;

•	change TWC’s method of financial accounting, except as required by concurrent changes in United States generally accepted accounting principles or Regulation S-X under the Exchange Act;

•	settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim involving or against TWC or its subsidiaries or (ii) any stockholder litigation or dispute against TWC or any of its officers or directors, except, in each case, where the sum of the amount paid in settlement plus the financial impact to TWC and its subsidiaries of any other terms of such settlement does not exceed $100,000,000 (after giving effect to any reasonably expected indemnification proceeds);

•	adopt or publicly propose a plan of complete or partial liquidation of TWC or any significant subsidiary or resolutions providing for or authorizing such a liquidation or dissolution;

•	knowingly and intentionally take any action that would reasonably be expected to make any representation or warranty of TWC in the merger agreement inaccurate in any material respect at, or immediately prior to, completion of the mergers;

•	take certain other actions as previously agreed to by the parties; or

•	agree, resolve or commit to do any of the foregoing.

Without limiting the generality of the first paragraph of this section (under “—Conduct of Business Pending the Mergers”), except (i) as expressly contemplated by the merger agreement, (ii) as set forth in Charter’s confidential disclosure schedule delivered to TWC concurrently with execution of the merger agreement, (iii) as consented to by TWC or (iv) as required by applicable law, and subject to certain exceptions and qualifications described in the merger agreement, from the date of the merger agreement through completion of the mergers, Charter and each of its subsidiaries is not permitted to, among other things:

•	amend its organizational documents;

•	(i) split, combine or reclassify any shares of capital stock of Charter or any of its subsidiaries, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of capital stock of Charter or its subsidiaries, or (iii) redeem, repurchase or otherwise acquire any securities of Charter or any of its subsidiaries, other than (x) dividends by any of Charter’s wholly owned subsidiaries, (y) redemptions, repurchases or other acquisitions or offers for such actions in connection with the vesting or settlement of equity based compensation, or (z) repurchases of shares of Charter Class A common stock in the ordinary course of business consistent with past practice pursuant to Charter’s share repurchase program;

•

issue, deliver or sell, or authorize the issuance, delivery or sale of, (A) any shares of capital stock or other voting securities of or other ownership interests in Charter or any of its subsidiaries, (B) or securities convertible or exchangeable into shares of capital stock or other voting securities of or other ownership interests in Charter or any of its subsidiaries, (C) any options, calls, warrants or other rights to acquire any such shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in Charter or (D) restricted shares, stock appreciation rights, performance units, contingent value rights, phantom stock or similar securities or rights issued or granted by Charter or any of its subsidiaries, which are referred to in this joint proxy statement/prospectus as Charter Securities, in each case for less than the market value of such securities, other than equity-based compensation or pursuant to the Charter stockholders agreement;

•	adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

•	knowingly and intentionally take any action that would reasonably be expected to make any representation or warranty of Charter inaccurate in any material respect at, or immediately prior to, completion of the mergers; or

•	agree, resolve or commit to do any of the foregoing.

Obligation of the TWC Board of Directors to Recommend the Merger Agreement and Call and Hold a Stockholders’ Meeting

As soon as reasonably practicable, and no later than 40 days after the effectiveness of the registration statement for the shares of Charter Class A common stock being issued in the mergers (of which this joint proxy statement/prospectus forms a part), TWC has agreed to call and hold a meeting of its stockholders for the purpose of obtaining the vote of TWC stockholders necessary to approve and adopt the merger agreement. Without the prior written consent of Charter, TWC may not adjourn or postpone the meeting of its stockholders. However, TWC is permitted to adjourn or postpone the meeting of its stockholders without Charter’s prior written consent (i) for the absence of a quorum, (ii) after consultation with Charter, if the failure to adjourn or postpone the meeting would reasonably be expected to be a violation of applicable law for the distribution of any required supplement or amendment to the joint proxy statement/prospectus, (iii) after consultation with Charter, for a single period not to exceed 10 business days, to solicit additional proxies for the approval of the adoption of the merger agreement or (iv) for a maximum of 10 business days if TWC has delivered to Charter the notice described in the third paragraph of the section “—No Solicitation by TWC.” In addition, Charter may require TWC to adjourn or postpone the meeting of TWC stockholders once for a period not to exceed 30 calendar days (but prior to the date that is two business days prior to the initial end date) to solicit additional proxies for the approval adoption of the merger agreement.

The TWC board of directors unanimously recommends that TWC stockholders vote “FOR” the approval of the adoption of the merger agreement. The TWC board of directors, however, can (i) withdraw, modify or qualify in a manner adverse to Charter its recommendation that TWC stockholders approve and adopt the merger agreement, or (ii) recommend a competing acquisition proposal, in each case under specified circumstances as discussed under “—No Solicitation by TWC.” However, if the TWC board of directors so withdraws, modifies or qualifies its recommendation in favor of the approval of the adoption of the merger agreement, the merger agreement must nonetheless be submitted to TWC stockholders for adoption, unless the merger agreement has otherwise been terminated in accordance with its terms.

No Solicitation by TWC

Subject to the exceptions described below, TWC has agreed that neither TWC nor any of its subsidiaries will, nor will TWC or any of its subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors, which are collectively referred to in this joint proxy statement/prospectus as representatives, to, directly or indirectly: (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any TWC acquisition proposal (as defined below), (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to TWC or any of its subsidiaries or afford access to the business, properties, assets, books or records of TWC or any of its subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, a TWC acquisition proposal, (iii) fail to make, withdraw or modify in a manner adverse to Charter the recommendation of the TWC board of directors that TWC stockholders vote in favor of the approval of the adoption of the merger agreement or recommend a TWC acquisition proposal (any action described in this clause (iii) is referred to in this joint proxy statement/prospectus as a TWC adverse recommendation change), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of TWC or any of its subsidiaries, unless the TWC board of directors determines after consulting with its outside legal counsel that failure to waive such provision would be inconsistent with its fiduciary duties under applicable law (except that TWC is not required to enforce any provision of any such agreement that would prohibit a third party from communicating confidentially a TWC acquisition proposal to the TWC board of directors), (v) approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the DGCL, or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an acquisition proposal (other than a confidentiality agreement to the extent permitted as described below). Any violation of the restrictions on TWC set forth in the preceding sentence by any representative of TWC or any of its subsidiaries will be treated as a breach by TWC. However, so long as TWC and its representatives have otherwise complied in all material respects with the foregoing, TWC and its representatives may, at any time prior to the approval of the adoption of the merger agreement by TWC stockholders, participate in discussions with any third party who has made a TWC acquisition proposal after the date of the merger agreement solely to request the clarification of the terms and conditions of the proposal so as to determine whether the TWC acquisition proposal is, or could reasonably be expected to lead to, a TWC superior proposal (as defined below).

Notwithstanding the foregoing, but subject to the terms and conditions described below, at any time prior to the adoption of the merger agreement by TWC stockholders:

•	TWC, directly or indirectly through advisors, agents or other intermediaries, may (i) engage in negotiations or discussions with any third party that, subject to TWC’s compliance with the solicitation restrictions described in the first paragraph of this section (under “—No Solicitation by TWC”) has made, after the date of the merger agreement, a TWC superior proposal or a TWC acquisition proposal that the TWC board of directors determines in good faith, after consultation with its outside legal advisors, could reasonably be expected to lead to a TWC superior proposal by the third party making such TWC acquisition proposal, (ii) furnish to such third party and its representatives non-public information relating to TWC or any of its subsidiaries pursuant to a customary confidentiality agreement with such third party with terms no less favorable to TWC than those contained in the confidentiality agreement between TWC and Charter (but such confidentiality agreement need not contain a “standstill” or similar provision that prohibits such third party from making any TWC acquisition proposal, acquiring TWC or taking any other action); provided that all such information (to the extent not previously provided or made available to Charter) is provided or made available to Charter prior to or as promptly as practicable (but no later than 24 hours) after the time it is provided or made available to such third party and (iii) take any action required by applicable law or that any court of competent jurisdiction orders TWC to take; and

•	the TWC board of directors may make an adverse recommendation change (i) following receipt of a TWC superior proposal or (ii) involving or relating to a TWC intervening event (as defined below).

TWC is only permitted to take the actions described in the preceding two bullets if the TWC board of directors determines in good faith, after considering advice from outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

In addition, the TWC board of directors is not permitted to take any of the actions described in the two bullets above unless TWC has delivered to Charter written notice advising Charter that it intends to take such action, and, after taking such action, if such action is in connection with a TWC acquisition proposal, TWC continues to advise Charter, on a current basis, of the status and terms of any discussions and negotiations with the applicable third party. TWC must also notify Charter promptly (but in no event later than 24 hours) after receipt by TWC (or any of its representatives) of any TWC acquisition proposal, any written indication from a third party that such third party is considering making a TWC acquisition proposal or any written request for information relating to TWC or any of its subsidiaries or for access to the business, properties, assets, books or records of TWC or any of its subsidiaries by any third party that has indicated that it is considering making, or has made, a TWC acquisition proposal. TWC must, within 24 hours of receipt, provide such notice orally and in writing and must identify the third party making, and the material terms and conditions of, any such TWC acquisition proposal, indication or request, and must promptly (but in no event later than 24 hours of its receipt) provide to Charter copies of all material correspondence and written materials sent or provided to TWC or any of its subsidiaries that describes any terms or conditions of any TWC acquisition proposal. TWC is required to keep Charter reasonably informed, on a reasonably current basis, of the status and details of any such acquisition proposal, indication or request.

In addition, the TWC board of directors is not permitted to make an adverse recommendation change in response to a TWC acquisition proposal unless (i) such TWC acquisition proposal constitutes a TWC superior proposal, (ii) TWC promptly notifies Charter, in writing at least five business days before taking that action, of its intention to do so, and attaches the most current version of the proposed agreement under which such TWC superior proposal is proposed to be consummated and the identity of the third party making the TWC superior proposal, and (iii) Charter does not make, within such five business day period after receipt of the written notification, an offer that is at least as favorable to the stockholders of TWC as such TWC superior proposal. Any amendment to the financial terms or other material terms of such TWC superior proposal requires a new written notification from TWC and commences a new notice period under the preceding sentence, except that such new notice period will be for three business days rather than five business days.

The TWC board of directors is not permitted to make an adverse recommendation change in response to a TWC intervening event unless (i) TWC has provided Charter with written information describing the intervening event in reasonable detail promptly after becoming aware of it and keeps Charter fully informed, on a reasonably current basis, of material developments with respect to such intervening event, (ii) TWC has provided Charter at least five business days prior notice of its intention to make an adverse recommendation change with respect to such TWC intervening event, attaching a reasonably detailed explanation of the facts underlying the determination by the TWC board of directors that an intervening event has occurred and its need to make an adverse recommendation change in light of the TWC intervening event and (iii) Charter does not make, within such five-business-day period, an offer that the TWC board of directors determines would obviate the need for an adverse recommendation change in light of the TWC intervening event.

During any five-business-day period prior to effecting an adverse recommendation change in response to a TWC acquisition proposal or a TWC intervening event, TWC and its representatives must negotiate in good faith with Charter and its representatives regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by Charter.

“TWC acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of TWC and its subsidiaries or 25% or more of any class of equity or voting securities of TWC or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of TWC, (ii) any tender offer or exchange offer (including a self-tender offer) that, if consummated, would result in a third party beneficially owning 25% or more of any class of equity or voting securities of TWC or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of TWC or (iii) a merger, consolidation, share exchange, business combination or other similar transaction involving TWC or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of TWC.

“TWC intervening event” means any material event, change, effect, development or occurrence occurring or arising after the date of the merger agreement that (i) was not known or reasonably foreseeable to the TWC board of directors or executive officers as of or prior to the date of the merger agreement and (ii) does not relate to or involve a TWC acquisition proposal; provided that (x) no action taken by either party pursuant to the affirmative covenants described in the section “—Reasonable Best Efforts Covenant,” or the consequences of any such action, shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a TWC intervening event and (y) no event, change, effect, development or occurrence that would fall within any of the exceptions to the definition of “material adverse effect,” as such definition relates to Charter, shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a TWC intervening event.

“TWC superior proposal” means a bona fide, unsolicited written TWC acquisition proposal for at least a majority of the outstanding shares of TWC common stock or all or substantially all of the consolidated assets of TWC and its subsidiaries that the TWC board of directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all material financial, legal, regulatory and other aspects of such proposal, including the terms and conditions of the TWC acquisition proposal, (i) is on terms and conditions more favorable to TWC’s stockholders than the transactions contemplated by the merger agreement (taking into account any proposal by Charter to amend the terms of the merger agreement) and (ii) is reasonably likely to be consummated and, if a cash transaction (whether in whole or in part), has financing, if any, that is then fully committed or reasonably determined to be available by the TWC board of directors.

TWC has agreed to, and to cause its subsidiaries and its and their representatives to, terminate any and all existing activities, discussions or negotiations, if any, with any third parties and their representatives and financing sources conducted prior to the date of the merger agreement with respect to any TWC acquisition proposal, and to promptly request that each third party that has executed a confidentiality agreement within the 24–month period prior to the date of the merger agreement, in connection with considering a TWC acquisition proposal, return or destroy all confidential information about TWC that was furnished by or on behalf of TWC or any of its subsidiaries (and all analyses and other materials prepared by or on behalf of such third parties that contains, reflects or analyzes that information).

Voting of Shares by Charter

Charter has agreed to vote all shares of TWC common stock beneficially owned by it or any of its subsidiaries (other than such shares held by employee benefit plans) in favor of adoption of the merger agreement at the TWC special meeting.

Obligation of the Charter Board of Directors to Recommend the Merger Agreement, the Stock Issuances, the Liberty Transactions and the New Charter Certificate of Incorporation and Call and Hold a Stockholders’ Meeting

As soon as reasonably practicable, and no later than 40 days after the effectiveness of the registration statement for the shares of Charter Class A common stock being issued in the mergers (of which this joint proxy statement/prospectus forms a part), Charter has agreed to call and hold a meeting of its stockholders for the purpose of obtaining the vote of Charter stockholders necessary to approve and adopt the merger agreement, approve the stock issuances, approve the amended and restated certificate of incorporation and, unless previously approved, approve the other transactions contemplated by the merger agreement and the Liberty transactions. Without the prior written consent of TWC, Charter may not adjourn or postpone the meeting of its stockholders. However, Charter is permitted to adjourn or postpone the meeting of its stockholders (i) for the absence of a quorum, (ii) after consultation with TWC, if the failure to adjourn or postpone the meeting of stockholders would reasonably be expected to be a violation of applicable law for the distribution of any required supplement or amendment to this joint proxy statement/prospectus, (iii) after consultation with TWC, for a single period not to exceed 10 business days, to solicit additional proxies for the approval of the matters being presented by Charter at its stockholder meeting or (iv) for a maximum of 10 business days if Charter has delivered to TWC the notice described in paragraph 3 of the section “—No Solicitation by Charter.” In addition, TWC may require Charter to adjourn or postpone the meeting of TWC stockholders once for a period not to exceed 30 calendar days (but prior to the date that is two business days prior to the initial end date) to solicit additional proxies for the approval of the matters being presented by Charter at its stockholder meeting.

The Charter board of directors unanimously recommends that Charter stockholders vote “FOR” the approval of the adoption of the merger agreement and the approval of the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals. The Charter board of directors, however, can (i) withdraw, modify or qualify in a manner adverse to TWC its recommendation that Charter stockholders approve and adopt the merger agreement and approve the TWC transactions stock issuance proposal, the Liberty transactions and each of the certificate of incorporation proposals, or (ii) recommend a competing acquisition proposal, in each case under specified circumstances as discussed under “—No Solicitation by Charter.” However, if the Charter board of directors so withdraws, modifies or qualifies its recommendation in favor of the approval of the adoption of the merger agreement or approval of the TWC transactions stock issuance proposal, the Liberty transactions proposal or any of the certificate of incorporation proposals, all of the foregoing matters must nonetheless be submitted to Charter stockholders for adoption and approval, unless the merger agreement has otherwise been terminated in accordance with its terms.

No Solicitation by Charter

Subject to the exceptions described below, Charter has agreed that neither Charter nor any of its subsidiaries will, nor will Charter or any of its subsidiaries authorize or permit any of its or their representatives to, directly or indirectly: (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Charter acquisition proposal (as defined below), (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to Charter or any of its subsidiaries or afford access to the business, properties, assets, books or records of Charter or any of its subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, a Charter acquisition proposal, (iii) fail to make, withdraw or modify in a manner adverse to TWC the recommendation of the Charter board of directors that Charter stockholders vote in favor of approval of the adoption of the merger agreement and in favor of the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals or recommend a Charter acquisition proposal (any action described in this clause (iii) is referred to in this joint proxy statement/prospectus as a Charter adverse recommendation change), (iv) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Charter or any of its subsidiaries, unless the Charter board of directors determines after consulting with its outside legal counsel that failure to waive such provision would be inconsistent with its fiduciary duties under applicable law (except that Charter is not required to enforce any provision of any such agreement that would prohibit a third party from communicating confidentially a Charter acquisition proposal to the Charter board of directors), (v) approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the DGCL, or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an acquisition proposal (other than a confidentiality agreement to the extent permitted as described below). Any violation of the restrictions on Charter set forth in the preceding sentence by any representative of Charter or any of its subsidiaries will be treated as a breach by Charter. However, so long as Charter and its representatives have otherwise complied in all material respects with the foregoing, Charter and its representatives may, at any time prior to the approval of the adoption of the merger agreement and approval of the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals by Charter stockholders, participate in discussions with any third party who has made a Charter acquisition proposal after the date of the merger agreement solely to request the clarification of the terms and conditions of the proposal so as to determine whether the Charter acquisition proposal is, or could reasonably be expected to lead to, a Charter superior proposal (as defined below).

Notwithstanding the foregoing, but subject to the terms and conditions described below, at any time prior to the adoption of the merger agreement and approval of the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals by Charter stockholders:

•	Charter, directly or indirectly through advisors, agents or other intermediaries, may (i) engage in negotiations or discussions with any third party that, subject to Charter’s compliance with the solicitation restrictions described in the first paragraph of this section (under “—No Solicitation by Charter”) has made, after the date of the merger agreement, a Charter superior proposal or a Charter acquisition proposal that the Charter board of directors determines in good faith, after consultation with its outside legal advisors, could reasonably be expected to lead to a Charter superior proposal by the third party making such Charter acquisition proposal, (ii) furnish to such third party and its representatives non-public information relating to Charter or any of its subsidiaries pursuant to a customary confidentiality agreement with such third party with terms no less favorable to Charter than those contained in the confidentiality agreement between TWC and Charter (but such confidentiality agreement need not contain a “standstill” or similar provision that prohibits such third party from making any Charter acquisition proposal, acquiring Charter or taking any other action); provided that all such information (to the extent not previously provided or made available to TWC) is provided or made available to TWC prior to or as promptly as practicable (but no later than 24 hours) after the time it is provided or made available to such third party and (iii) take any action required by applicable law or that any court of competent jurisdiction orders Charter to take; and

•	the Charter board of directors may make an adverse recommendation change (i) following receipt of a Charter superior proposal or (ii) involving or relating to a Charter intervening event (as defined below).

Charter is only permitted to take the actions described in the preceding two bullets if the Charter board of directors determines in good faith, after considering advice from outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

In addition, the Charter board of directors is not permitted to take any of the actions described in the two bullets above unless Charter has delivered to TWC written notice advising TWC that it intends to take such action, and, after taking such action, if such action is in connection with a Charter acquisition proposal, Charter continues to advise TWC, on a current basis, of the status and terms of any discussions and negotiations with the applicable third party. Charter must also notify TWC promptly (but in no event later than 24 hours) after receipt by Charter (or any of its representatives) of any Charter acquisition proposal, any written indication from a third party that such third party is considering making a Charter acquisition proposal or any written request for information relating to Charter or any of its subsidiaries or for access to the business, properties, assets, books or records of Charter or any of its subsidiaries by any third party that has indicated that it is considering making, or has made, a Charter acquisition proposal. Charter must, within 24 hours of receipt, provide such notice orally and in writing and must identify the third party making, and the material terms and conditions of, any such Charter acquisition proposal, indication or request, and must promptly (but in no event later than 24 hours of its receipt) provide to TWC copies of all material correspondence and written materials sent or provided to Charter or any of its subsidiaries that describes any terms or conditions of any Charter acquisition proposal. Charter is required to keep TWC reasonably informed, on a reasonably current basis, of the status and details of any such acquisition proposal, indication or request.

In addition, the Charter board of directors is not permitted to make an adverse recommendation change in response to a Charter acquisition proposal unless (i) such Charter acquisition proposal constitutes a Charter superior proposal, (ii) Charter promptly notifies TWC, in writing at least five business days before taking that action, of its intention to do so, and attaches the most current version of the proposed agreement under which such Charter superior proposal is proposed to be consummated and the identity of the third party making the Charter superior proposal, and (iii) TWC does not make, within such five business day period after receipt of the written notification, an offer to revise the terms of the merger agreement that is at least as favorable to the stockholders of Charter as such Charter superior proposal. Any amendment to the financial terms or other material terms of such Charter superior proposal requires a new written notification from Charter and commences a new notice period under the preceding sentence, except that such new notice period will be for three business days rather than five business days.

The Charter board of directors is not permitted to make an adverse recommendation change in response to a Charter intervening event unless (i) Charter has provided TWC with written information describing the intervening event in reasonable detail promptly after becoming aware of it and keeps TWC fully informed, on a reasonably current basis, of material developments with respect to such intervening event, (ii) Charter has provided TWC at least five business days prior notice of its intention to make an adverse recommendation change with respect to such Charter intervening event, attaching a reasonably detailed explanation of the facts underlying the determination by the Charter board of directors that an intervening event has occurred and its need to make an adverse recommendation change in light of the Charter intervening event and (iii) TWC does not make, within such five-business-day period, an offer to revise the terms of the merger agreement that the Charter board of directors determines would obviate the need for an adverse recommendation change in light of the Charter intervening event.

During any five-business-day period prior to effecting an adverse recommendation change in response to a Charter acquisition proposal or a Charter intervening event, Charter and its representatives must negotiate in good faith with TWC and its representatives regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by TWC.

“Charter acquisition proposal” means, other than the transactions contemplated by the merger agreement, the Liberty transactions or the Bright House contribution agreement, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Charter and its subsidiaries or 25% or more of any class of equity or voting securities of Charter or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Charter, (ii) any tender offer or exchange offer (including a self-tender offer) that, if consummated, would result in a third party beneficially owning 25% or more of any class of equity or voting securities of Charter or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Charter or (iii) a merger, consolidation, share exchange, business combination or other similar transaction involving Charter or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Charter.

“Charter intervening event” means any material event, change, effect, development or occurrence occurring or arising after the date of the merger agreement that (i) was not known or reasonably foreseeable to the Charter board of directors or executive officers as of or prior to the date of the merger agreement and (ii) does not relate to or involve a Charter acquisition proposal; provided that (x) no action taken by either party pursuant to the affirmative covenants described in the section “—Reasonable Best Efforts Covenant,” or the consequences of any such action, shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Charter intervening event and (y) no event, change, effect, development or occurrence that would fall within any of the exceptions to the definition of “material adverse effect,” as such definition relates to TWC, shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Charter intervening event.

“Charter superior proposal” means a bona fide, unsolicited written Charter acquisition proposal for at least a majority of the outstanding shares of Charter Class A common stock or all or substantially all of the consolidated assets of Charter and its subsidiaries that the Charter board of directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all material financial, legal, regulatory and other aspects of such proposal, including the terms and conditions of the Charter acquisition proposal, (i) is on terms and conditions more favorable to Charter’s stockholders than the transactions contemplated by the merger agreement (taking into account any proposal by TWC to amend the terms of the merger agreement) and (ii) is reasonably likely to be consummated and, if a cash transaction (whether in whole or in part), has financing, if any, that is then fully committed or reasonably determined to be available by the Charter board of directors.

Charter has agreed to, and to cause its subsidiaries and its and their representatives to, terminate any and all existing activities, discussions or negotiations, if any, with any third parties and their representatives and financing sources conducted prior to the date of the merger agreement with respect to any Charter acquisition proposal, and to promptly request that each third party that has executed a confidentiality agreement within the 24–month period prior to the date of the merger agreement, in connection with considering a Charter acquisition proposal, return or destroy all confidential information about Charter that was furnished by or on behalf of Charter or any of its subsidiaries (and all analyses and other materials prepared by or on behalf of such third parties that contains, reflects or analyzes that information).

Voting of Shares by TWC

TWC has agreed to vote all shares of Charter Class A common stock beneficially owned by it or any of its subsidiaries (other than such shares held by employee benefit plans) in favor of the approval of the adoption of the merger agreement and the approval of the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals at the Charter special meeting.

Reasonable Best Efforts Covenant

Charter and TWC have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable under applicable law to complete the mergers and the other transactions contemplated by the merger agreement, including preparing and filing as promptly as practicable all necessary, proper or advisable governmental or third-party filings, notices and other documents and obtaining and maintaining all necessary, proper or advisable governmental or third-party approvals, consents, registrations, permits, authorizations and other confirmations to consummate the mergers and the transactions contemplated by the merger agreement.

In furtherance of the foregoing, Charter and TWC have agreed to make and not withdraw: (i) as promptly as practicable (and not later than July 7, 2015), an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all necessary filings to obtain consents from the FCC that are required in connection with the merger, and (ii) as promptly as practicable (and not later than July 22, 2015), all necessary filings to obtain consents from state regulators and franchise authorities, and all other registrations, declarations, notices and filings with governmental authorities, in each case that are required in connection with the mergers. Charter and TWC have agreed that Charter will take the lead in scheduling and strategic planning for any meeting with any governmental authority under the HSR Act or other applicable laws, the making of any filings, the process for receipt of any necessary approvals and the resolution of any investigation or other inquiry from a governmental authority. Without limiting the foregoing, except as prohibited by applicable law, the parties have agreed, to the extent reasonably practicable, to consult with each other prior to taking any material substantive positions with respect to the filings under the HSR Act or other applicable laws, and, to the extent reasonably practicable, to permit review and consider in good faith comments on any documents to be submitted to any governmental authority, and to coordinate in preparing and exchanging information and promptly provide the other party with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party to any governmental authority relating to the merger agreement or transactions contemplated thereby under the HSR Act or other applicable laws. Subject to certain exceptions, the parties have agreed not to participate in any substantive meetings or conversations with any governmental authorities without the other party present.

Charter’s obligation to use “reasonable best efforts” will require Charter to take any actions and accept any conditions and other remedies to the extent such actions, conditions or other remedies would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Charter, TWC and their subsidiaries, taken as a whole (but without taking into account the BHN transaction). Each condition, remedy or action that Charter is not required to accept or take is referred to in this joint proxy statement/prospectus as a “burdensome condition.”

TWC has agreed to work in good faith in connection with Charter’s efforts to obtain regulatory approval in a manner that Charter believes in good faith is in the best interests of the combined company and its stockholders. In addition, TWC has agreed not to accept any of the conditions or take any actions in connection with TWC’s and Charter’s efforts to obtain regulatory approval without Charter’s prior written consent.

The merger agreement also provides that no party is required to commit to or effect any action or accept any condition contemplated above that is not conditioned upon completion of the mergers.

Charter and TWC have also agreed not to, and to cause their respective subsidiaries and affiliates not to, (i) take any action that would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated by the merger agreement or the completion of the mergers, or (ii) acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities (other than securities issued by such party as permitted by the terms of the merger agreement), properties, interests or business in any transaction or series of related transactions if such acquisition would (A) require approval of the FCC or (B) (without the consent of the other party, not to be unreasonably withheld, conditioned or delayed) have a value, or involve the payment of consideration, in excess of $350 million, subject to certain limited exceptions agreed to by the parties (including the ability of Charter and its subsidiaries to bid on and purchase wireless spectrum to the extent that it would not reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any regulatory approval required in connection with the transactions contemplated by the merger agreement or the closing of the mergers).

Joint Proxy Statement/Prospectus and Registration Statement Covenant

Charter, New Charter and TWC have agreed to prepare and file a joint proxy statement/prospectus and a registration statement with the SEC as promptly as practicable and to use their respective reasonable best efforts to cause the registration statement to become effective under the Securities Act of 1933, as amended, which is referred to in this joint proxy statement/prospectus as the Securities Act, as soon after such filing as practicable and to keep the registration statement effective as long as is necessary to consummate the mergers. This joint proxy statement/prospectus must include (i) the recommendation of the TWC board of directors in favor of approval of the adoption of the merger agreement, except to the extent the TWC board of directors has made an adverse recommendation change as described under “—No Solicitation by TWC,” and (ii) the recommendation of the Charter board of directors in favor of approval of the adoption of the merger agreement and approval of the TWC transactions stock issuance proposal, the Liberty transactions proposal and each of the certificate of incorporation proposals.

TWC and Charter have agreed to cooperate in setting a mutually acceptable date for the TWC stockholder meeting and the Charter stockholder meeting, so as to enable them to occur on the same date (if practicable), and in setting dates for their respective annual meetings of stockholders. TWC and Charter have also agreed to use their reasonable best efforts to cause the joint proxy statement/prospectus to be mailed to their respective stockholders as promptly as practicable after the registration statement becomes effective, and to ensure that the registration statement and joint proxy statement/prospectus comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act.

Bright House Right of First Offer Waiver

In the merger agreement, TWC and Time Warner Cable Enterprises LLC (on behalf of themselves and their affiliates and any successors in interest) irrevocably and unconditionally waived all of their respective rights under the rights of first offer provisions under the Third Amended and Restated Partnership Agreement of Time Warner Entertainment—Advance/Newhouse Partnership, dated as of December 31, 2002, between affiliates of TWC and Advance/Newhouse Partnership with respect to the combination of BHN and New Charter, irrespective of any termination of the merger agreement; provided that, this waiver will not be applicable following the termination of the merger agreement so long as TWC or any of its affiliates has not entered into an agreement or understanding providing for, or consummated, a TWC acquisition proposal (as defined above under “—No Solicitation by TWC,” except that references in that definition to “25%” will be deemed to be references to “50%”) within 9 months following the termination of the merger agreement.

Indemnification and Insurance

The merger agreement provides that, from and after completion of the mergers, New Charter will indemnify and hold harmless and provide advancement of expenses to the present and former officers and directors of TWC and Charter and their respective subsidiaries and any individual who is, as of the date of the merger agreement (or commences prior to completion of the mergers) serving at the request of TWC or Charter or any of their respective subsidiaries as a director or officer of another entity, who are collectively referred to in this joint proxy statement/prospectus as indemnified persons, in respect of (i) acts or omissions occurring at or prior to completion of the mergers, (ii) the fact that such indemnified person is or was a director or officer, or is or was serving at the request of TWC or Charter or any of their respective subsidiaries as a director or officer of another entity prior to completion of the mergers, and (iii) the merger agreement and the transactions contemplated by the merger agreement, in each case to the fullest extent permitted by Delaware law or any other applicable law or as provided under TWC’s or Charter’s (as applicable) or their respective subsidiaries’ organizational documents.

New Charter has agreed that, from and after completion of the mergers, it will cause to be maintained in effect provisions in its and its subsidiaries’ organizational documents regarding elimination of liability of directors, indemnification of officers, directors and employees and the advancement of expenses with respect to matters existing or occurring at or prior to completion of the mergers that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the merger agreement in TWC’s, Charter’s and their subsidiaries’ organizational documents, as applicable.

New Charter has agreed to either (i) continue to maintain in effect for six years after completion of the mergers TWC’s and Charter’s directors’ and officers’ insurance policies and fiduciary liability insurance policies, which are collectively referred to in this joint proxy statement/prospectus as D&O Insurance, in place as of the date of the merger agreement or (ii) purchase comparable D&O Insurance for such six-year period, in each case with respect to any claim related to any period of time at or prior to completion of the mergers with coverage not less than the existing coverage and other terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the applicable D&O Insurance in effect as of the date of the merger agreement. Notwithstanding the foregoing, New Charter is not required to expend for such policies an aggregate premium amount in excess of 300% of the amount per annum TWC or Charter (as applicable) paid in its last full fiscal year, and if the aggregate premiums of such insurance coverage exceed that amount, New Charter will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to completion of the mergers, for a cost not exceeding that amount.

At TWC’s option, TWC may purchase, prior to completion of the mergers, a six-year prepaid “tail policy” with coverage not less than the existing coverage and other terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the applicable D&O Insurance in effect as of the date hereof, in which event New Charter will not have any obligations under the immediately preceding paragraph, provided that the aggregate premium for such policies may not exceed 300% of the amount per annum TWC paid in its last full fiscal year. In the event that TWC elects to purchase such a “tail policy,” New Charter has agreed to maintain such “tail policy” in full force and effect and continue to honor the obligations thereunder.

The rights of each indemnified person described in this section of this joint proxy statement/prospectus are in addition to any rights such person may have under TWC’s or Charter’s (or any of their respective subsidiaries’) organizational documents, under Delaware law or any other applicable law or under any agreement between such indemnified person and TWC (or any of its subsidiaries).

Employee Matters

The merger agreement provides that New Charter will provide, or cause to be provided, to each employee of TWC and its subsidiaries who continues to be employed by New Charter or its subsidiaries (including TWC, as the surviving corporation, and its subsidiaries) immediately following completion of the mergers (other than any employees included in a collective bargaining unit covered by a collective bargaining agreement, who are referred to in this joint proxy statement/prospectus as TWC represented employees), such employees being referred to in this joint proxy statement/prospectus as TWC covered employees, and together with TWC represented employees, TWC continuing employees, with:

•	for one year following completion of the mergers, base pay and annual cash bonus opportunities, as applicable, that are no less favorable in the aggregate than provided to each such TWC covered employee immediately prior to completion of the mergers;

•	for one year following completion of the mergers, commission and cash incentive opportunities that are no less favorable than either those provided to each such TWC covered employee immediately prior to the completion of the mergers or those provided to similarly situated employees of New Charter or its subsidiaries following completion of the mergers; and

•	until December 31, 2016, employee benefits that are no less favorable in the aggregate than provided to each such TWC covered employee immediately prior to completion of the mergers.

For purposes of determining whether the pay, opportunities and benefits referred to in the immediately preceding three bullets are no less favorable in the aggregate, long-term cash incentive compensation, equity compensation, defined benefit pension plan benefits, severance, retention (including, for the avoidance of doubt, the supplemental bonus opportunity described in “Interests of TWC’s Directors and Executive Officers in the Transactions” and any supplemental bonus opportunity payable in connection with the merger agreement or the terminated merger transaction between TWC and Comcast), sale, stay, or change in control payments or awards or any similar compensation or benefit, shall not be taken into account. With respect to union represented employees, New Charter shall retain any and all of the rights and obligations it may have pursuant to applicable law.

In addition, as of completion of the mergers, New Charter will, or will cause one of its subsidiaries to, for the benefit of each TWC covered employee, (i) honor all contracts providing for severance to the extent and in accordance with their terms, (ii) honor, without amendment, certain scheduled employment agreements, and (iii) honor, without amendment, all plans providing for severance during the period from completion of the mergers through the first anniversary thereof, or for any longer period during which such amendments are prohibited under the terms of the applicable plan, as long as such contract or plan is set forth on TWC’s confidential disclosure schedules delivered in connection with the merger agreement.

To the extent that TWC covered employees become eligible to participate in employee benefit plans maintained by New Charter or any of its subsidiaries, then, for purposes of determining (i) eligibility to participate and vesting and (ii) solely with respect to any plan that provides for severance, vacation or paid-time off benefits, for purposes of benefit accrual, service with TWC or any of its subsidiaries prior to completion of the mergers shall be treated as service with New Charter or any of its subsidiaries to the extent recognized by TWC and its subsidiaries prior to completion of the mergers. However, service with TWC or any of its subsidiaries shall not be recognized to the extent that such recognition would result in any duplication of benefits, and New Charter is not required to provide credit for such service for eligibility, vesting or benefit accrual purposes under any equity compensation plan, defined benefit pension plan or postretirement medical plan.

In addition, the merger agreement provides that New Charter or its subsidiaries, as applicable, will use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to TWC continuing employees under any welfare plans maintained by New Charter or its subsidiaries and (ii) provide TWC continuing employees with credit for any co-payments and deductibles paid during the plan year in which completion of the mergers occurs in satisfying any applicable deductible or out-of-pocket requirements under such welfare plans.

To the extent required by any TWC employee benefit plan or applicable law, New Charter will, or will cause one of its subsidiaries to, expressly assume such plan and all obligations thereunder. At the request of New Charter prior to completion of the mergers (and so long as the conditions described in the section “—Conditions to Completion of the Mergers” have been satisfied, other than conditions that are by their nature to be satisfied at completion of the mergers), TWC will terminate or cause the termination of any U.S. tax-qualified defined contribution plans provided to current and former employees of TWC and its subsidiaries in compliance with applicable laws.

Charter and TWC will coordinate in good faith to develop a mutually agreed communications strategy with respect to employees of TWC and its subsidiaries. Except for communications substantially in accordance with this strategy, (i) without the prior written consent of TWC (such consent not to be unreasonably withheld, conditioned or delayed), Charter shall not, and shall cause its affiliates not to, contact, meet or otherwise communicate with any director, officer or employee of TWC or any of its subsidiaries, either on an individual or group basis and (ii) Charter shall provide TWC with a reasonable right to comment on and approve (such approval not to be unreasonably withheld, conditioned or delayed) any written communications by Charter intended for distribution (whether individual or broad-based) to current or former directors, officers or employees of TWC or its affiliates prior to the completion of the mergers regarding the transactions contemplated by the merger agreement.

Under the terms of the merger agreement, none of the matters described under this section of this joint proxy statement/prospectus will (i) be construed as the establishment, amendment or modification of any employee benefit plan, (ii) prohibit the amendment, modification, merger or termination after completion of the mergers of any employee benefit plan, (iii) create any third-party beneficiary or other rights in any current or former employee, director or other individual contractor of TWC and its subsidiaries (including any beneficiary or dependent thereof) or (iv) obligate New Charter or any of its affiliates to maintain any particular employee benefit plan or retain the employment services of any current or former employee, director or other individual contractor.

Tax Matters

As more fully described in the merger agreement, TWC has agreed that, unless Charter otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications described in the merger agreement, neither TWC nor any of its subsidiaries will: (i) make or change any material tax election, (ii) change any annual tax accounting period, (iii) adopt or change any method of tax accounting, (iv) enter into any material closing agreement, (v) consent to any extension or waiver of the limitations period applicable to any tax claim or assessment, (vi) file any material amended tax returns or claims for material tax refunds, (vii) surrender any material tax claim, audit or assessment, (viii) surrender any right to claim a material tax refund, offset or other reduction in tax liability, or (ix) take any action or omission with respect to taxes, in each case, if any such action or omission would materially increase the tax liability or accrual of tax liability or materially reduce any tax asset or accrual of tax asset under FASB Interpretation No. 48 of TWC or any of its subsidiaries.

In addition, the merger agreement provides that each of Charter, New Charter and TWC will use its reasonable best efforts to cause (i) the payment of the cash consideration pursuant to the first merger to be treated as a distribution in redemption of TWC common stock subject to the provisions of Section 302(a) of the Code, (ii) second merger to qualify as a tax-free reorganization pursuant to Section 368(a) of the Code, and (iii) third merger to qualify as a tax-free reorganization pursuant to Section 368(a) of the Code, and no party shall take any action reasonably likely to cause the mergers not so to qualify or be treated.

Other Agreements

The merger agreement contains certain other covenants and agreements, including covenants and agreements requiring, among other things, and subject to certain exceptions and qualifications described in the merger agreement:

•	TWC and Charter to provide the other party and its representatives with reasonable access to such party’s offices, properties, books and records and other information as may be reasonably requested;

•	TWC and Charter to notify the other of any stockholder litigation against TWC or Charter or the members of their respective board of directors. TWC has agreed to give Charter the opportunity to participate in the defense or settlement of any such litigation involving TWC and, except as required by law, TWC may not settle, agree to undertakings or approve any waiver that may be sought in such litigation without the prior written consent of Charter (which consent may not be unreasonably withheld, conditioned or delayed);

•	Subject to certain exceptions, the parties to consult with each other before issuing any press release, making any public statement, scheduling a press conference or taking certain other actions, in each case with respect to the merger agreement or the mergers;

•	Subject to certain exceptions, Charter agreed not to amend, supplement, modify or waive any provision or remedy under the debt commitment obtained for the debt financing of the mergers or under the definitive agreements relating to such debt financing that, among other things specified in the merger agreement, reduces the aggregate amount of the debt financing below an amount, together with the amount of any equity financing, required to pay the cash portion of the merger consideration and related expenses or imposes new or additional conditions to such debt financing;

•	TWC and its subsidiaries to use commercially reasonable efforts to provide such assistance with the debt financing as is reasonably requested by Charter or its representatives; and

•	Upon Charter’s written request, TWC and Charter to reasonably cooperate to restructure the transactions contemplated by the merger agreement if actions required to treat the TWC’s subsidiaries as disregarded from their owner for U.S. federal income tax purposes or contribute TWC’s assets and interests in its subsidiaries to subsidiaries of New Charter following the closing date would result in a cost that is material to Parent.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before completion of the mergers, whether before or after TWC or Charter stockholders have adopted the merger agreement, in any of the following ways:

•	by mutual written agreement of Charter and TWC;

•	by either Charter or TWC, if:

•	the mergers have not been completed on or before the initial end date (May 23, 2016), which may be extended if all conditions to completion have been satisfied on the initial end date other than certain conditions relating to regulatory approvals and either Charter or TWC elects to extend the initial end date to November 23, 2016, in which case the merger agreement may be terminated by either Charter or TWC if the mergers have not been completed on or before November 23, 2016; however, the right to terminate the merger agreement at the end date will not be available to any party whose breach of any provision of the merger agreement results in the failure of the mergers to be completed by such time;

•

there (i) has been enacted or promulgated after the date of the merger agreement any applicable law (that is final and nonappealable) of any governmental authority of competent jurisdiction in which any of TWC, Charter or their respective subsidiaries has substantial operations or (ii) is in effect any order (that is final and nonappealable) of any governmental authority of competent jurisdiction that, in each case, (A) imposes a burdensome condition or (B) prohibits the consummation of the mergers and the violation of which would result in criminal liability; however, the right to terminate the merger agreement under this paragraph will not be available to any party whose breach of any provision of the merger agreement results in such applicable law, or order being in effect (the provision described in this paragraph being referred to as the “law or order termination right”);

•	there is in effect any injunction (that is final and nonappealable) by any governmental authority of competent jurisdiction that (i) imposes a burdensome condition or (ii) prohibits the consummation of the mergers; however, the right to terminate the merger agreement under this paragraph will not be available to any party whose breach of any provision of the merger agreement results in such injunction being in effect (the provision described in this paragraph being referred to as the “injunction termination right”);

•	TWC stockholders fail to adopt the merger agreement upon a vote taken on such proposal at a TWC stockholders’ meeting called for that purpose;

•	Charter stockholders fail to approve and adopt the merger agreement and approve the TWC transactions stock issuance proposal, the Liberty transactions proposal and the certificate of incorporation proposals upon a vote taken on such proposals at a Charter stockholders’ meeting called for that purpose; or

•	there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement that would result in the failure of the other party to satisfy the applicable condition to the closing related to accuracy of representations and warranties or performance of covenants, and such breach has not been cured within 30 days of notice thereof or is incapable of being cured, but only so long as the party seeking to terminate pursuant to this paragraph is not then in breach of its representations, warranties, covenants or agreements contained in the merger agreement, which breach would cause the applicable condition to closing not to be satisfied; or

•	by Charter, if:

•	the TWC board of directors makes an adverse recommendation change or fails to reaffirm its recommendation to TWC stockholders in favor of approving and adopting the merger agreement as promptly as practicable (but within 10 business days) after receipt of a written request to do so from Charter following the public announcement of a TWC acquisition proposal (provided that Charter may only make such request once with respect to any such TWC acquisition proposal or any material amendment thereto), in either case only prior to the approval adoption of the merger agreement by TWC’s stockholders; or

•	prior to the approval of the adoption of the merger agreement by TWC stockholders, there has been an intentional and material breach by TWC of (i) any of its obligations described under “—No Solicitation by TWC,” which breach was authorized or permitted by TWC and results in a third party making a TWC acquisition proposal that is reasonably likely to materially interfere with or delay completion of the mergers, or (ii) its obligations to call and hold a meeting of its stockholders for purposes of approving and adopting the merger agreement; or

•	by TWC, if:

•

the Charter board of directors makes an adverse recommendation change or fails to reaffirm its recommendation to Charter stockholders in favor of approving and adopting the merger agreement and approving the TWC transactions stock issuance proposal, the Liberty transactions proposal and the certificate of incorporation proposals as promptly as practicable (but within 10 business days) after receipt of a written request to do so from TWC following the public announcement of a Charter acquisition proposal (provided that TWC may only make such request once with respect to any such Charter acquisition proposal or any material amendment thereto), in either case only prior to the approval of the adoption of the merger agreement and approval of the TWC transactions stock issuance proposal, the Liberty transactions proposal and the certificate of incorporation proposals by Charter’s stockholders; or

•	prior to the approval of the adoption of the merger agreement and approval of the TWC transactions stock issuance proposal, the Liberty transactions proposal and the certificate of incorporation proposals by Charter stockholders, there has been an intentional and material breach by Charter of (i) any of its obligations described under “—No Solicitation by Charter,” which breach was authorized or permitted by Charter and results in a third party making a Charter acquisition proposal that is reasonably likely to materially interfere with or delay completion of the mergers, or (ii) its obligations to call and hold a meeting of its stockholders for purposes of approving and adopting the merger agreement and approving the TWC transactions stock issuance proposal, the Liberty transactions proposal and the certificate of incorporation proposals.

If the merger agreement is validly terminated, the merger agreement will become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of any party) to the other, except that certain designated provisions will survive termination, including the obligations of the parties to pay the applicable termination fees as described below. However, except in the case of a payment of a termination fee described below (which will be the sole and exclusive remedy for any breach of the merger agreement by the party receiving the applicable termination fee for any liabilities, losses or damages arising out of, resulting from or incurred in connection with the merger agreement), none of the parties to the merger agreement will be relieved or released from any liabilities or damages resulting from the willful breach by a party of its representations, warranties, covenants or agreements contained in the merger agreement. The merger agreement defines willful breach as an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would cause a material breach of the merger agreement.

Termination Fees

Termination Fees Payable by Charter

The merger agreement requires Charter to pay TWC a termination fee of $1,000,000,000 if:

•	TWC terminates the merger agreement as a result of the Charter board of directors making an adverse recommendation change or failing to reaffirm its recommendation to Charter stockholders in favor of approving and adopting the merger agreement and approving the TWC transactions stock issuance proposal, the Liberty transactions proposal and the certificate of incorporation proposals as promptly as practicable (but within 10 business days) after receipt of a written request to do so from TWC following the public announcement of a Charter acquisition proposal (as further described above);

•	TWC terminates the merger agreement as a result of an intentional and material breach by Charter of (i) any of its obligations described under “—No Solicitation by Charter,” which breach was authorized or permitted by Charter and results in a third party making a Charter acquisition proposal that is reasonably likely to materially interfere with or delay completion of the mergers, or (ii) its obligations to call and hold a meeting of its stockholders for purposes of approving and adopting the merger agreement and approving the TWC transactions stock issuance proposal, the Liberty transactions proposal and the certificate of incorporation proposals (as further described above); or

•

(i) TWC terminates the merger agreement as a result of the failure of the Charter stockholders to approve and adopt the merger agreement and approve the TWC transactions stock issuance proposal, the Liberty transactions proposal and the certificate of incorporation proposals upon a vote taken on such proposals at a Charter stockholders’ meeting called for that purpose or as a result of a breach by Charter of its representations or warranties or Charter’s failure to perform any covenant or agreement that would result in the failure of Charter to satisfy the applicable condition to the closing related to accuracy of representations and warranties or performance of covenants, (ii) prior to such termination (but after the date of the merger agreement) a Charter acquisition proposal has become publicly known and (iii) within 12 months following such termination, Charter enters into a definitive agreement to consummate such Charter acquisition proposal or such Charter acquisition proposal is consummated. For purposes of this paragraph, Charter acquisition proposal has the meaning set forth under “—No Solicitation by Charter,” except that references in that definition to “25%” will be deemed to be references to “50%.”

The merger agreement requires Charter to pay TWC a termination fee of $2,000,000,000 if (i) the merger agreement is terminated as a result of the mergers not having been completed on or before the initial end date (May 23, 2016) or the extended end date (November 23, 2016), as applicable, or pursuant to the law or order termination right or injunction termination right described above under “—Termination Rights,” and (ii) at the time of such termination the conditions to the closing of the mergers relating to the HSR Act and FCC order are not satisfied but all other conditions to the completion of the mergers are satisfied (except for the conditions relating to the regulatory approvals and, if either the Charter or TWC stockholder meeting has not occurred, the conditions relating to the receipt of the stockholder approvals of Charter and TWC); provided, however, that the termination fee will not be payable under this paragraph if TWC terminates the merger agreement under the law or order termination right or injunction termination right as a result of the imposition of a burdensome condition, and further provided, however, if the termination fee is payable in connection with a termination of the merger agreement pursuant to the law or order termination right or injunction termination right described above under “—Termination Rights,” the amount of the termination fee shall be $1,000,000,000 if at such time of the termination of the merger agreement the conditions to the completion of the mergers relating to the HSR Act and FCC order have been satisfied.

Termination Fees Payable by TWC

The merger agreement requires TWC to pay Charter a termination fee of $2,000,000,000 if:

•	Charter terminates the merger agreement as a result of the TWC board of directors making an adverse recommendation change or failing to reaffirm its recommendation to TWC stockholders in favor of approving and adopting the merger agreement as promptly as practicable (but within 10 business days) after receipt of a written request to do so from Charter following the public announcement of a TWC acquisition proposal (as further described above);

•	Charter terminates the merger agreement as a result of an intentional and material breach by TWC of (i) any of its obligations described under “—No Solicitation by TWC,” which breach was authorized or permitted by TWC and results in a third party making a TWC acquisition proposal that is reasonably likely to materially interfere with or delay completion of the mergers, or (ii) its obligations to call and hold a meeting of its stockholders for purposes of approving and adopting the merger agreement (as further described above); or

•	(i) Charter terminates the merger agreement as a result of the failure of the TWC stockholders to approve and adopt the merger agreement upon a vote taken on such proposal at a TWC stockholders’ meeting called for that purpose or as a result of a breach by TWC of its representations or warranties or TWC’s failure to perform any covenant or agreement that would result in the failure of TWC to satisfy the applicable condition to the closing related to accuracy of representations and warranties or performance of covenants, (ii) prior to such termination (but after the date of the merger agreement) a TWC acquisition proposal has become publicly known and (iii) within 12 months following such termination, TWC enters into a definitive agreement to consummate such TWC acquisition proposal or such TWC acquisition proposal is consummated. For purposes of this paragraph, TWC acquisition proposal has the meaning set forth under “—No Solicitation by TWC,” except that references in that definition to “25%” will be deemed to be references to “50%.”

Any termination fee payable by Charter or TWC will only be payable once and not in duplication even though a termination fee may be payable under one or more provisions of the merger agreement. The payment of a termination fee by TWC or Charter pursuant to the merger agreement will be the sole and exclusive remedy of the party receiving the payment for any liabilities, losses or damages arising out of, resulting from or incurred in connection with the merger agreement.

Expenses

Except as otherwise provided in the merger agreement, the merger agreement provides that each of Charter and TWC will pay its own costs and expenses in connection with the transactions contemplated by the merger agreement. However, Charter and TWC have agreed that each party will pay 50% of (i) any filing fees due in connection with filings required under the HSR Act or any other competition laws, and (ii) any filing fees and printing and mailing costs for this joint proxy statement/prospectus.

Specific Performance; Remedies

The parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. This entitlement is in addition to any other remedy to which the parties are entitled at law or in equity.

Third-Party Beneficiaries

The merger agreement is not intended to and does not confer upon any person other than the parties to the merger agreement any rights or remedies, except:

•	the right of TWC, on behalf of its stockholders, to pursue damages and other relief in the event of Charter’s intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission with the actual knowledge that the taking of such act or failure to take such action would cause a material breach of the merger agreement;

•	the right of the indemnified persons to enforce the obligations described under “—Indemnification and Insurance;” and

•	the absence of liability of any stockholder, director, officer, employee, agent, consultant or representative of any party if the merger agreement is validly terminated, as described above in the last paragraph under “—Termination of the Merger Agreement.”

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before completion of the mergers if the amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after obtaining the required TWC or Charter stockholder approval, the parties may not amend or waive any provision of the merger agreement if such amendment or waiver would require further approval of TWC or Charter stockholders under applicable law unless such approval has first been obtained.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The merger agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms of the merger agreement. The merger agreement and the summary of its terms are not intended to provide any other factual information about Charter, New Charter, TWC or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the merger agreement were made only for purposes of that agreement and as of specific dates; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the merger agreement; and may be subject to standards of materiality applicable to contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Charter, New Charter, TWC or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Charter’s or TWC’s public disclosures.

THE BHN CONTRIBUTION AGREEMENT

On March 31, 2015, Charter, New Charter and A/N entered into the BHN contribution agreement, which was amended on May 23, 2015 in connection with the execution of the merger agreement. Pursuant to the BHN contribution agreement, at the closing of the transactions contemplated by that agreement, A/N will contribute to Charter Holdings, a wholly owned subsidiary of Charter, all of the outstanding limited liability company membership interests of BHN and any property, assets or other rights (other than certain excluded assets and liabilities and non-operating cash) that primarily relate to the BHN business, or that are otherwise reflected on BHN’s audited financial statements for the fiscal year ended December 31, 2014 or the notes thereto. At the closing, Charter Holdings will pay to A/N approximately $2.0 billion in cash and issue to A/N convertible preferred units of Charter Holdings with a face amount of $2.5 billion, which will pay a 6% coupon, and approximately 34.3 million common units of Charter Holdings. If the mergers are consummated prior to the consummation of the BHN transactions, the number of common units to be issued by Charter Holdings to A/N will instead be approximately 31.0 million common units to take into account the Parent Merger Exchange Ratio, and the conversion ratio of the convertible preferred units will also take into account the Parent Merger Exchange Ratio. In addition, New Charter will issue to A/N one share of New Charter Class B common stock, which will initially have a number of votes reflecting the voting power of the Charter Holdings common units (other than those owned by New Charter or Charter) and the convertible preferred units on an as-converted, as-exchanged basis, which voting rights are generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings.

Conditions to the Completion of the Contribution

The obligations of each party to the BHN contribution agreement to effect the closing are subject to the satisfaction or waiver of the following conditions:

•	expiration or termination of any applicable waiting period under the HSR Act relating to the transactions contemplated by the BHN contribution agreement (solely with respect to the obligations of each of Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome condition);

•	the aggregate number of video customers served by the BHN systems used in the BHN business (i) pursuant to the “grandfathering” provisions of the Communications Act and (ii) pursuant to each franchise for which (A) no consent is required from any government entity for the completion of the BHN contribution or (B) any such consent is required and has been received (or deemed received under Section 617 of the Communications Act) (solely with respect to the obligations of Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome condition), shall not be less than 80% of the video customers then served by the BHN systems; and if less than 100% of such number of video customers, all applicable waiting periods (including extensions) shall have expired with respect to the FCC Forms 394 filed in connection with requests for approvals by local franchising authorities that have not been obtained;

•	obtaining all of the required consents by the FCC to the transfer to Charter of all FCC licenses, authorizations, permits and consents held by BHN or its subsidiaries and/or used in the BHN business (solely with respect to the obligations of Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome);

•	obtaining authorizations from state communications authorities as required for Charter to provide voice and other regulated services in the BHN systems used in the BHN business following the closing (solely with respect to the obligations of Charter, New Charter and Charter Holdings, without the imposition of a BHN contribution burdensome condition), all of which must remain in full force and effect;

•	the absence of any law, rule, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) which makes unlawful, prohibits, delays, enjoins or otherwise prevents or restrains the completion of the BHN transactions, or any pending action that seeks any of the foregoing;

•	the consummation of the transactions contemplated by the merger agreement in all material respects in accordance with the terms of the merger agreement (provided that this condition will not apply from and after any time that all of the following have occurred: (i) the merger agreement is terminated (A) because TWC stockholders do not approve the adoption of the merger agreement at a meeting called for that purpose, (B) prior to receiving the approval of the adoption of the merger agreement by TWC stockholders, because the TWC board of directors makes an adverse recommendation change or fails to reaffirm its recommendation to TWC stockholders in favor of approving the adoption of the merger agreement as promptly as practicable (but in any event within 10 business days) after receipt of a written request to do so from Charter following the public announcement of a TWC acquisition proposal, (C) because TWC breaches its representations and warranties or fails to perform any covenant or agreement under the merger agreement in a manner that would cause the applicable condition in the merger agreement not to be satisfied and such breach is not cured within 30 days of notice thereof or is incapable of being cured within such time period, or (D) as a result of an intentional and material breach by TWC prior to the TWC stockholders having adopted the merger agreement of (x) any of its obligations described under “The Merger Agreement—No Solicitation by TWC,” which breach was authorized or permitted by TWC and results in a third party making a TWC acquisition proposal that is reasonably likely to materially interfere with or delay completion of the mergers, or (y) its obligations to call and hold a meeting of its stockholders for purposes of adopting the merger agreement (as further described above), (ii) prior to such termination a TWC acquisition proposal (as defined above under “—No Solicitation by TWC,” except that all references in that definition to “25%” will be deemed to be references to “50%”) was made, and (iii) TWC enters into a definitive agreement to consummate such TWC acquisition proposal within 12 months of the termination (the circumstances in the foregoing clauses (i), (ii) and (iii) are referred to in this joint proxy statement/prospectus as the “tail condition”));

•	approval of the BHN transactions stock issuance proposal, the Liberty transactions proposal (as it relates to the BHN/Liberty stockholders agreement and the share issuances to Liberty Broadband in connection with the BHN transactions) and each of the certificate of incorporation proposals; and

•	the BHN/Liberty stockholders agreement being valid, binding and enforceable and in full force.

Additional Conditions to the Completion of the BHN Transactions for the Benefit of Charter, New Charter and Charter Holdings

In addition, the obligation of each of Charter, New Charter and Charter Holdings to effect the closing of the BHN transactions is subject to the satisfaction or waiver of the following conditions:

•	the accuracy of the representations and warranties of A/N (subject to a material adverse effect qualification, with the exception of certain specified representations);

•	performance in all material respects by A/N of the covenants and agreements to be performed by A/N at or prior to the closing;

•	the absence of any event, occurrence, circumstance, development or condition that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on BHN;

•	the completion of a restructuring pursuant to which BHN will transfer to A/N certain excluded assets and A/N shall assume from BHN certain excluded liabilities;

•	receipt of a certificate executed by an authorized officer of A/N as to the satisfaction of the conditions described in the preceding four bullets; and

•	delivery by A/N of specified certificates, instruments of assignment and transaction documents.

Additional Conditions to the Completion of the BHN Contribution for the Benefit of A/N

In addition, the obligation of A/N to effect the closing of the BHN transactions is subject to the satisfaction or waiver of the following conditions:

•	the accuracy of the representations and warranties of Charter (subject to a material adverse effect qualification, with the exception of certain specified representations);

•	performance in all material respects by Charter of the covenants and agreements to be performed by it at or prior to the closing;

•	the absence of any event, occurrence, circumstance, development or condition that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Charter;

•	receipt of a certificate executed by an authorized officer of Charter as to the satisfaction of the conditions described in the preceding three bullets; and

•	delivery by Charter of specified certificates, instruments of assignment and transaction documents.

Charter Obligations Regarding Stockholder Meeting and Recommendation

Under the BHN contribution agreement, Charter is obligated to take all action necessary to cause a meeting of its stockholders to be called and held as soon as reasonably practicable for the purpose of obtaining approvals of its stockholders for approval of each of the BHN transactions stock issuance proposal, the Liberty transactions proposal (as it relates to the BHN/Liberty stockholders agreement and the share issuances to Liberty Broadband in connection with the BHN transactions) and each of the certificate of incorporation proposals. Charter is obligated to include in this joint proxy statement/prospectus the recommendation of its board of directors in favor of these approvals and use its reasonable best efforts to obtain these approvals, except as set forth below.

Charter’s board of directors is not restricted from withdrawing, modifying or qualifying its recommendation in favor of the above approvals if it determines in good faith, after consultation with its outside legal counsel and financial advisor, that failure to take such action would be inconsistent with its fiduciary duties under applicable law. However, no such change in recommendation may be made until at least three business days after A/N receives notice from Charter advising that the board of directors of Charter intends to make such change and the basis for such change. Regardless of any such change in recommendation, Charter must still hold a meeting of stockholders for the purpose of obtaining the above approvals.

Representations and Warranties

The BHN contribution agreement contains a number of representations and warranties made by A/N and Charter, made solely for the benefit of the other, and that are subject in some case to important exceptions and qualifications, including, among other things, as to materiality and material adverse effect. Furthermore, the assertions embodied in those representations and warranties are qualified by information publicly filed with the SEC by Charter and in the confidential disclosure schedules that the parties have exchanged in connection with the signing of the BHN contribution agreement, which disclosure schedules will not be reflected in the merger agreement or otherwise publicly disclosed. The confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the BHN contribution agreement. See “The BHN Contribution Agreement—Definition of ‘Material Adverse Effect’” for a definition of material adverse effect applicable to each company. The representations and warranties are used to allocate risk between the parties to the BHN contribution agreement rather than for establishing matters of fact. For the foregoing reasons, these descriptions, representations and warranties should not be read alone.

Representations and Warranties of A/N

The representations and warranties given by A/N in the BHN contribution agreement relate to, among other things:

•	corporate existence, good standing and qualification to do business;

•	ownership of equity interests in BHN;

•	corporate power and authority to execute and deliver the BHN contribution agreement and related agreements, and to perform obligations under the BHN contribution agreement and related agreements;

•	governmental actions necessary to approve the BHN transactions;

•	absence of any conflict with or violation or breach of organizational documents, material contracts, franchises, leases or demising leases or laws to which BHN is subject or governmental authorizations of BHN;

•	binding effect of the BHN contribution agreement;

•	accuracy of audited financial statements, maintenance of books and records, the preparation of financial statements based on such books and records and in accordance with GAAP and the fair presentation of the consolidated financial condition of BHN and its subsidiaries in the financial statements and the maintenance of internal controls over financial reporting;

•	conduct of the BHN business in the ordinary course and compliance with certain agreed restrictions on interim operations, absence of any event, occurrence, circumstance, development or condition that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect, in each case since December 31, 2014;

•	absence of undisclosed liabilities, subject to certain exceptions;

•	absence of material pending or threatened legal proceedings or investigations;

•	franchises and governmental authorizations;

•	disclosure of material contracts, the binding effect of such material contracts and the absence of defaults and breaches thereunder;

•	real property and tangible personal property;

•	benefit plans and labor relations;

•	FCC, copyright compliance and rate regulation;

•	environmental matters;

•	taxes;

•	compliance with laws in all material respects;

•	subscribers and system information;

•	programming;

•	intellectual property;

•	bonds;

•	organizational documents of BHN and its subsidiaries;

•	accuracy of information about A/N and BHN provided for inclusion in the proxy statement to be filed with the SEC and distributed to Charter stockholders in connection with the BHN transactions;

•	absence of undisclosed finders’ fees;

•	transactions between BHN and A/N and its affiliates;

•	investment intent; and

•	insurance matters.

Representations and Warranties of Charter

The representations and warranties given by Charter in the BHN contribution agreement relate to, among other things:

•	corporate existence, good standing and qualification to do business;

•	capitalization;

•	corporate power and authority to execute and deliver the BHN contribution agreement and related agreements, and to perform obligations under the BHN contribution agreement and related agreements;

•	governmental actions necessary to approve the BHN transactions;

•	absence of any conflict with or violation or breach of organizational documents, material contracts or laws to which Charter is subject or governmental authorizations of Charter;

•	binding effect of the BHN contribution agreement;

•	SEC filings, compliance of such filings with securities laws and the preparation of financial statements in accordance with GAAP;

•	conduct of the Charter business in the ordinary course and compliance with certain restrictions on interim operations, absence of any event, occurrence, circumstance, development or condition that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect, in each case since December 31, 2014;

•	absence of undisclosed liabilities, subject to certain exceptions;

•	absence of material pending or threatened legal proceedings or investigations;

•	absence of undisclosed finders’ fees;

•	compliance with laws in all material respects; and

•	availability of funds.

Definition of “Material Adverse Effect”

Many of the representations and warranties in the BHN contribution agreement are qualified by “material adverse effect.” The absence of any event, occurrence, circumstance, development or condition that, individually or in the aggregate, has had or would reasonably be expected to have a “material adverse effect” on BHN or Charter, respectively, is a condition to the obligations of Charter and A/N, respectively, to close the transactions contemplated by the BHN contribution agreement.

For the purpose of the BHN contribution agreement, “material adverse effect” means, with respect to A/N or Charter, as the case may be, an effect that (i) is materially adverse to the business, results of operations, financial condition, cash flows, assets or liabilities of such party and its subsidiaries, taken as a whole, excluding any such effect to the extent resulting from or arising out of:

•	any change in international, national, region or industry-wide economic or business conditions (including financial and capital market conditions), except that this exception will not apply to the extent that the adverse effect on such party resulting from the foregoing is disproportionate relative to the adverse effects on the other participants in the multichannel video programming, high-speed data or telephony industries in the United States;

•	changes or conditions generally affecting the multichannel video programming, high-speed data or telephony industries, except that this exception will not apply to the extent that the adverse effect on such party resulting from the foregoing is disproportionate relative to the adverse effects on the other participants in the multichannel video programming, high-speed data or telephony industries in the United States;

•	any attack on, or by, outbreak or escalation of hostilities or acts of war, sabotage or terrorism or natural disasters or any other national or international calamity, except to the extent the foregoing causes any damage or destruction to or renders unusable any facility or property of such party, except that this exception will not apply to the extent that the adverse effect on such party resulting from the foregoing is disproportionate relative to the adverse effects on the other participants in the multichannel video programming, high-speed data or telephony industries in the United States;

•	the execution of the BHN contribution agreement or the announcement, pendency or completion of the transactions contemplated by the BHN contribution agreement or, in the case of Charter, the merger agreement (including, in each case, the impact thereof on, any loss of, or adverse change in, the relationship, contractual or otherwise, of the applicable party and its subsidiaries with their respective employees, customers, distributors, partners or suppliers or any other person with whom they transact business that is proximately caused thereby);

•	any failure by such party or any of its subsidiaries, in and of itself, to meet any internal or published projections, forecasts or predictions in respect of financial performance (except that this shall not prevent any party from asserting that any fact, change, event, occurrence or effect that may have given rise or contributed to such change may be taken into account in determining whether there has been a material adverse effect);

•	any actual or proposed change in law or interpretations of such law, except that this exception will not apply to the extent that the adverse effect on such party resulting from the foregoing is disproportionate relative to the adverse effects on the other participants in the multichannel video programming, high-speed data or telephony industries in the United States;

•	changes in GAAP (or authoritative interpretations thereof), except that this exception will not apply to the extent that the adverse effect on such party resulting from the foregoing is disproportionate relative to the adverse effects on the other participants in the multichannel video programming, high-speed data or telephony industries in the United States;

•	with respect to a material adverse effect relative to Charter only, any change in the price of Charter Class A common stock (except that this shall not prevent any party from asserting that any fact, change, event, occurrence or effect that may have given rise or contributed to such change may be taken into account in determining whether there has been a material adverse effect); or

•	compliance with the terms of, the taking of any action required by, or the taking of any action prohibited by, the BHN contribution agreement, other than any obligation to operate in the ordinary course of business;

or (ii) would prevent such party or its affiliates from consummating the transactions contemplated by the BHN contribution agreement.

Conduct of the BHN Business Pending the Contribution

Generally, until the closing of the BHN transactions, except as contemplated by the BHN contribution agreement, required by law, set forth on the confidential disclosure schedules or as consented to in writing by Charter, A/N shall cause BHN and its subsidiaries to conduct the BHN business in the ordinary course consistent with past practices, including by using commercially reasonable efforts to (i) operate the BHN business consistent with its operating budget, preserve intact the BHN business and its relationships with customers, suppliers, programming providers, creditors and employees and (ii) use commercially reasonable efforts to retain BHN’s franchises and renew any expiring material governmental authorizations that expire prior to the closing date.

Without limiting the generality of the foregoing, and subject to certain exceptions, until the completion of the BHN transactions, A/N shall cause BHN and its subsidiaries not to, among other things:

•	incur, create or assume certain encumbrances on any assets of BHN that will remain in existence at the closing;

•	sell, lease, license, transfer, encumber, or otherwise dispose of any systems used in the BHN business, headends, subscribers or other material assets of BHN, in each case having a fair market value in excess of $2,000,000 or other than in the ordinary course of business, or equity interests in any entity that is not a subsidiary of BHN;

•	(i) enter into, modify, renew, suspend, abrogate, terminate or amend material programming contracts applicable solely to BHN or its subsidiaries, (ii) excluding material programming agreements, enter into any lease or material contract (as defined in the BHN contribution agreement) or, other than in the ordinary course of business, modify, renew, suspend, abrogate, terminate or amend in any material respect any such lease or any material contract, or (iii) enter into, modify, renew, suspend, abrogate, terminate or amend in an material respect any governmental authorization, other than renewals and extension in the ordinary course and on substantially the same terms;

•	fail to timely file valid requests for renewal under Section 626 of the Communications Act with respect to all BHN franchises that will expire within 36 months after any date between the date of the BHN contribution agreement and the completion of the BHN transactions;

•	modify, suspend, abrogate, amend or terminate any of the organizational documents of BHN or its subsidiaries;

•	authorize or issue any equity interest or class of equity interests in BHN or its subsidiaries or cancel, redeem or repurchase any of the membership interests in BHN;

•	make any loans, advances or capital contributions to, or investments in, any person other than to or in BHN or any wholly owned subsidiary thereof;

•	except as required under applicable law or the terms of any benefit plan in effect as of the date of the BHN contribution agreement, (i) grant, provide or increase (or commit to do the foregoing) any severance or termination payments or benefits to any BHN business employees, current or former directors, employees or other service providers of BHN or its subsidiaries; (ii) subject to certain exceptions, increase in any manner the compensation or benefits of any BHN employee or other current or former directors, employees or other service providers of the BHN business; (iii) subject to certain exceptions, become a party to, establish, adopt, terminate, amend (or commit to doing any of the foregoing) any new benefit plan or accelerate the vesting of, or lapse of restrictions on, any compensation for the benefit of any BHN employee or current or former director, employee or other service provider of BHN and its subsidiaries; (iv) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any BHN employee or other current or former director, employee or other service provider of BHN or its subsidiaries or any of their respective beneficiaries; or (v) cause the funding of any rabbi trust or similar arrangement or take any action to fun or in any other way secure the payment of compensation or benefits under any BHN benefit plan;

•	transfer the employment duties of any BHN employee to a different business unit of A/N so that such employee would no longer be a BHN employee or transfer the employment duties of any non-BHN employee to BHN or one of its subsidiaries so that such employee would become a BHN employee, or hire any individual who would be a BHN employee with annual compensation in excess of $400,000;

•	settle or compromise any claim, action, arbitration, dispute or other proceeding except if (i) the amount paid in settlement or compromise and the financial impact of the settlement or compromise on BHN and its subsidiaries does not exceed $1,000,000 and (ii) such settlement does not impose any ongoing liability on BHN or its affiliates;

•	sell, assign, transfer, encumber or otherwise dispose of any equity interests in BHN or any of its subsidiaries to any person or entity other than Charter or its designee, or cause or permit BHN or any of its subsidiaries to engage in any merger, consolidation or other restructuring or recapitalization event, or liquidate or terminate the existence of BHN or any of its subsidiaries;

•	other than in the ordinary course of business or as required by the terms of any contract entered into prior to the BHN contribution agreement, acquire any system that would be a system used in the BHN business upon such acquisition, or any headend, subscriber, person or business or all or substantially all assets of any person or business or any other assets;

•	(i) make any change in accounting policies, practice or procedures from those used to prepare the audited financial statements for the fiscal year ended December 31, 2014, unless such change is required by GAAP, (ii) make any change in the management of payables, receivables or working capital or modify credit policies other than in the ordinary course of business, (iii) fail to maintain working capital in the ordinary course of business, or (iv) accelerate the collection of receivables or delay the payment of payables or prepaid expenditures, in each case other than in the ordinary course of business;

•	fail to file, in a manner consistent with past practice, all tax returns required to be filed on or before the closing date;

•	except in the ordinary course of business, make or rescind any material tax election, settler or compromise any material tax claim, surrender any right to claim a material tax refund, enter into any closing agreement, file any amendment (except as required by law) to previously filed tax returns, waive or extend any statute of limitation with respect to material taxes or change any material tax accounting method;

•	other than in the ordinary course of business, engage in any business other than the BHN business and ancillary businesses;

•	convert any billing system used in the BHN business;

•	except for (i) promotional offers, pricing of new Internet tier speeds and pricing of new products and (ii) rate increases set forth in the confidential A/N disclosure schedules or the BHN operating budget, change the rate charged for any level of cable television, telephone or high speed data services;

•	defer beyond the closing certain specified capital expenditures that are scheduled to be made before closing, provided that A/N shall not be deemed to be in breach of this covenant if BHN and its subsidiaries make at least 92.5% of such scheduled capital expenditures;

•	fail to maintain (i) inventory, plant replacement materials and customer premises equipment for the BHN systems in the ordinary course of business, (ii) and continue regular purchase activity of such systems in the ordinary course of business and (iii) customer premises equipment of a quantity sufficient to enable Charter to conduct the BHN business, as conducted by A/N as of the date of the BHN contribution agreement, for at least 45 days after closing;

•	knowingly take, cause or permit to be taken or omit to take any action that would reasonably be expected to materially delay or prevent or impede the consummation of the BHN transactions or the mergers;

•	enter into, modify, renew, suspend, abrogate, terminate or amend any transaction or contract with any person or entity affiliated with A/N or any person or entity affiliated with such person, except (i) as provided by the BHN contribution agreement to occur at the closing or in connection with the pre-closing restructuring of A/N’s and BHN’s assets and liabilities, or (ii) actions related to the compensation or benefit of BHN employees or current or former directors, employees or other service providers of BHN or its subsidiaries that are expressly permitted pursuant to the terms of the BHN contribution agreement; or

•	authorize, agree or commit to doing any of the foregoing.

Conduct of Charter’s Business Pending the Closing of the BHN Transactions

Generally, until the closing of the BHN transactions, except as contemplated by the BHN contribution agreement or the merger agreement, required by law, set forth on the confidential disclosure schedules or as consented to in writing by A/N, Charter will and will cause its subsidiaries to (i) conduct its business in the ordinary course consistent with past practice, including by using commercially reasonable efforts to preserve intact such business and its relationship with customers, suppliers, programming providers, creditors and employees and (ii) use commercially reasonable efforts to retain Charter’s franchises and renew any material governmental authorizations that expire prior to the closing date.

Without limiting the generality of the foregoing, and subject to certain exceptions, until the completion of the BHN transactions, Charter shall not, and shall cause its subsidiaries not to, among other things:

•	knowingly take, cause or permit to be taken or omit to take any action that would reasonably be expected to prevent or materially delay or impede the consummation of the BHN transactions or the mergers;

•	modify, suspend, abrogate or amend or terminate any of the organizational documents of Charter, New Charter or Charter Holdings, other than those (except with respect to the certificate of incorporation of Charter) that are not material;

•	except in connection with any compensatory equity award or for any transactions by a wholly owned subsidiary of Charter which will remain a wholly owned subsidiary of Charter after such transaction, (i) authorize or issue any equity interest or class of equity interest in Charter or its subsidiaries, except as contemplated by the BHN/Liberty stockholders agreement or (ii) reclassify, split, combine, subdivide, cancel or redeem, repurchase, or otherwise acquire, directly or indirectly, any equity interest or class of equity interests in Charter or its subsidiaries, except for cancellations of equity interests of Charter held by Charter or any of its subsidiaries or repurchases of equity interests of Charter;

•	declare, set aside or make any dividend or other distribution to its stockholders, whether cash or stock;

•	engage in any material business other than the business of Charter and its subsidiaries;

•	liquidate or terminate the existence of Charter, New Charter or Charter Holdings; or

•	authorize, enter into any agreement or commitment to do any of the foregoing.

Reasonable Best Efforts Covenant

Charter and A/N have agreed to use their respective reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, required to complete the BHN transactions. In furtherance of the foregoing, Charter and A/N agreed in the BHN contribution agreement to file, as promptly as practicable (and not later than July 7, 2015), all appropriate applications and requests to obtain consents from the FCC and other government entities in connection with the BHN transactions and to promptly file any additional information requested by any government entity. Charter and A/N have also agreed not to, in bad faith, take any action that would reasonably be expected to have the effect of delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the BHN transactions.

Charter’s obligation to use “reasonable best efforts” will not require Charter, New Charter, Charter Holdings or any of their subsidiaries to divest or otherwise hold separate any businesses, assets or properties, accept conditions or any take any other actions that would apply to or affect any businesses, assets or properties of Charter, New Charter, Charter Holdings or any of their subsidiaries or litigate or participate in the litigation of any proceeding involving the FCC, FTC or DOJ to oppose or defend against any action by any such governmental entity to prevent or enjoin the consummation of the BHN transactions; except such efforts will require Charter, New Charter, Charter Holdings and their respective subsidiaries to engage in divestitures or accept conditions or remedies or take other actions imposed by any such governmental entity to the extent such divestitures, actions, conditions or other remedies are (i) consistent in scope and magnitude with the conditions and actions required or imposed by governmental entities in connection with prior acquisitions of United States domestic cable systems completed in the 12 years prior to May 23, 2015 with an aggregate purchase price of at least $500 million or (ii) related to franchises, state telecommunication authorizations (other than California) or regional sports networks regardless of whether any such condition or action is required or imposed by a governmental entity in connection with prior acquisitions of United States domestic cable systems completed in the 12 years prior to May 23, 2015 with an aggregate purchase price of at least $500 million. Each condition, remedy or action that Charter is not required to accept or take is referred to in this joint proxy statement/prospectus as a “BHN contribution burdensome condition.”

Survival of Representations, Warranties, Covenants and Agreements and Indemnification

The representations and warranties of A/N with respect to the following matters will survive for 18 months following the closing of the BHN transactions: financial statements; absence of changes (including material adverse effect and compliance with certain covenants); absence of undisclosed liabilities; no material litigation, claims or investigations; material contracts; A/N and its affiliates (other than BHN and its subsidiaries) not having ownership of or the right to use any property, assets or rights (other than certain excluded assets and non-operating cash) primarily related to the BHN business; benefit plans; compliance with laws; certain intellectual property matters; accuracy of information provided by A/N for inclusion in this joint proxy statement/prospectus; and undisclosed affiliate transactions. The representations and warranties of Charter with respect to the following matters will survive for 18 months following the closing of the BHN transactions: financial statements; absence of changes (including absence of a material adverse effect and compliance with certain covenants); absence of undisclosed liabilities; no material litigation, claims or investigations; and compliance with laws. Certain fundamental representations of each of A/N and Charter and A/N’s representations and warranties as to no outstanding indebtedness as of closing other than trade working capital incurred in the ordinary course of business, as to no obligation to contribute to multiemployer plans and as to taxes will survive the closing for the applicable statutes of limitations period plus 60 days. A/N’s representations and warranties relating to environmental matters will survive for four years following the closing. All other representations and warranties will not survive the closing. All covenants and agreements of the parties contemplated to be performed prior to or at the closing will terminate 18 months following closing and those to be performed after the closing will terminate on the earlier of (i) the performance of such covenant or agreement or (ii) the expiration of the applicable statute of limitations plus 60 days.

A/N will indemnify Charter, New Charter, Charter Holdings and their respective subsidiaries against all losses incurred or sustained by, or imposed upon these parties based on, arising out of or by reason of any inaccuracy or breach of the representations and warranties of A/N (other than those that do not survive the closing), any breach of any covenant or agreement to be performed by A/N and any assets and liabilities expressly excluded from the BHN contribution. Charter Holdings will indemnify A/N and its affiliates against any and all losses incurred or sustained by, or imposed upon, A/N and its affiliates based on, arising out of, or by reason of any inaccuracy or breach of any representations and warranties of Charter (other than those that do not survive the closing) and any breach of any covenant or agreement to be performed by Charter. The indemnification obligations of each party for breaches of representations and warranties (other than fundamental representations and warranties) are subject to a deductible of $50 million and are generally capped at $2.625 billion, except for certain representation and warranties which are subject to a lower cap of $1 billion. Indemnification for breaches of fundamental representations and warranties of each party is not subject to the deductible or caps.

Employee Matters

The contribution agreement provides that Charter will provide, or cause to be provided, to each employee of BHN and its subsidiaries who continues to be employed by Charter or its affiliates (including BHN and its subsidiaries) immediately following completion of the BHN transactions, such employees being referred to in this joint proxy statement/prospectus as BHN continuing employees, with:

•	for one year following completion of the BHN transactions, base pay and annual bonus opportunities that are no less favorable in the aggregate than provided to each such BHN continuing employee immediately prior to completion of the BHN transactions;

•	for one year following completion of the BHN transactions, commission opportunities that are no less favorable than either those provided to each such BHN continuing employee immediately prior to the completion of the BHN transactions or those provided to similarly situated employees of Charter and its affiliates following completion of the BHN transactions; and

•	for one year following completion of the BHN transactions, employee benefits (other than severance) that are no less favorable in the aggregate than provided to each such BHN continuing employee immediately prior to completion of the BHN transactions.

In addition, Charter will pay a prorated annual bonus to any BHN continuing employee who is involuntarily terminated, other than for cause or due to death or disability, on or after the completion of the BHN transactions and during the year in which such completion occurs. For purposes of determining whether the pay, opportunities and benefits referred to in the immediately preceding three bullets are no less favorable in the aggregate, long-term cash incentive compensation, equity compensation, defined benefit pension plan benefits, retention, sale, stay, or change in control payments or awards or any similar compensation or benefit, will not be taken into account. In addition, the BHN continuing employees will be permitted to continue in a specified BHN health benefits plan, life insurance plan and disability plan until the end of the applicable plan year during which the completion of the BHN transactions occurs.

To the extent that BHN continuing employees become eligible to participate in employee benefit plans maintained by Charter or any of its affiliates, then, for purposes of determining eligibility to participate and vesting, service with BHN or any of its subsidiaries prior to completion of the BHN transactions will be treated as service with Charter and its subsidiaries. However, service with BHN or any of its subsidiaries will not be recognized to the extent that such recognition would result in any duplication of benefits, and Charter is not required to provide credit for such service under any defined benefit pension plan, postretirement welfare plan or other benefit plan under which similarly situated employees of Charter and its subsidiaries do not receive credit for prior service or that is grandfathered or frozen with respect to benefits or participation.

In addition, the BHN contribution agreement provides that Charter will use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to BHN continuing employees under any welfare plans maintained by Charter or its affiliates to the extent waived under a corresponding benefit plan of BHN as of the completion of the BHN contribution and (ii) provide continuing employees with credit for any co-payments, deductibles and similar payments paid during the plan year in which completion of the BHN contribution occurs in satisfying any applicable deductible or out-of-pocket requirements under such welfare plans.

Under the BHN contribution agreement, to the extent reasonably practicable, prior to making any broadly-distributed written or oral communications to the directors, officers or employees of BHN or any of its subsidiaries pertaining to material post-transaction compensation or benefit matters that are affected by the BHN transactions, BHN consult with Charter regarding the content of the intended communication, and will consider any feedback in good faith. Charter will have a reasonable period of time to review and comment on the communication, which comments BHN will consider in good faith.

Under the terms of the BHN contribution agreement, none of the matters described under this section of this joint proxy statement/prospectus will (i) require New Charter or its affiliates to continue the employment of any BHN continuing employee for a period following the completion of the BHN transactions, (ii) create any third-party beneficiary or other rights in any person other than the parties to the BHN contribution agreement or (iii) be interpreted as an amendment to any employee benefit plan of Charter or any of its affiliates (including BHN and its subsidiaries).

Further, under the BHN contribution agreement, A/N will retain liabilities relating to certain employee benefit plans in which the BHN employees participated prior to completion of the BHN transactions, including pension plans and cash-based long-term incentive awards outstanding as of the execution of the contribution agreement. Upon completion of the BHN transactions, New Charter will assume liabilities relating to certain other employee benefit plans in which the BHN employees participated prior to completion of the BHN transactions, including cash-based long-term incentive awards granted following the execution of the contribution agreement and short-term cash incentive bonuses that become due following completion of the BHN transactions.

Termination of the BHN Contribution Agreement

The BHN contribution agreement may be terminated at any time before completion of the BHN transactions, in the following ways:

•	by mutual consent of A/N and Charter;

•	by either Charter or A/N if:

•	the BHN transactions have not been completed on or before the initial end date (March 31, 2016), which may be extended if all conditions to completion have been satisfied on this initial end date other than the conditions relating to receipt of all required regulatory approvals, or if the Charter stockholder approvals required under the BHN contribution agreement have not been obtained, and either party elects to extend the initial end date to September 30, 2016 (the second end date), except that the end date will automatically be extended until the later of (i) the third business day following the end date set out in the merger agreement, as it may be extended pursuant to the terms of the merger agreement (see “Merger Agreement—Termination of the Merger Agreement”), or (ii) the expiration of 12 months following the termination of the merger agreement unless the tail condition (as defined above) is no longer capable of satisfaction; provided, however, that the right to so terminate the agreement or to elect to extend the end date of the agreement will not be available to any party who has breached in any material respect any of its covenants or agreements under the BHN contribution agreement in a manner that has proximately caused the failure of the closing to occur by the applicable end date;

•	any decree, judgment, injunction or other order permanently restraining, enjoining or otherwise prohibiting completion of the BHN transactions has been issued and become final and non-appealable; provided, however, that the right to terminate the BHN contribution agreement under this paragraph will not be available to any party who has breached in any material respect any of its covenants or agreements under the BHN contribution agreement in a manner that has proximately caused such decree, judgment, injunction or other order to be issued or come into effect;

•	the Charter stockholder approvals required under the BHN contribution agreement have not been obtained at the meeting of Charter stockholders set for such approval, including any adjournment or postponement of such meeting; or

•	the merger agreement is terminated and the tail condition is no longer capable of satisfaction;

•	by A/N, if:

•	(i) there has been a breach of any representation, warranty, covenant or agreement made by Charter in the BHN contribution agreement or any such representation or warranty shall have become untrue as of and as though made on any date after the date of the BHN contribution agreement, (ii) such breach or untruth would cause the applicable closing condition related to the accuracy of representations and warranties or performance of covenants not to be satisfied and (iii) such breach is not curable or, if curable, has not been cured by Charter within 30 days after notice is given by A/N to Charter; or

•	the Charter board has made an adverse recommendation change and the Charter stockholder approvals required under the BHN contribution agreement have not yet been obtained; or

•	by Charter, if (i) there has been a breach of any representation, warranty, covenant or agreement made by A/N in the BHN contribution agreement or any such representation or warranty shall have become untrue as of and as though made on any date after the date of the BHN contribution agreement, (ii) such breach or untruth would cause the applicable closing condition related to the accuracy of representations and warranties or performance of covenants not to be satisfied and (iii) such breach is not curable or, if curable, has not been cured by A/N within 30 days after notice is given by Charter to A/N.

If the BHN contribution agreement is terminated in accordance with its terms it will become void and will have no effect and no party to the BHN contribution agreement will have any liability to the other party or parties thereto or their respective affiliates, directors, officers or employees, except for breaches that arose prior to the termination of the BHN contribution agreement and for certain specified provisions that will survive the termination of the BHN contribution agreement, including the obligations of Charter to pay to A/N a liquidated damages payment in certain circumstances, as described below.

Liquidated Damages Payable by Charter

The BHN contribution agreement requires Charter to pay to A/N liquidated damages of $100 million if the BHN contribution agreement is terminated (i) by either party for a failure to obtain the Charter stockholder approvals required under the BHN contribution agreement after the board of directors of Charter has changed its recommendation (in respect of the issuance of New Charter Class B common stock or common or preferred units of Charter Holdings to A/N) that Charter stockholders approve the BHN transactions, or (ii) by A/N because of such a change in recommendation (in respect of the issuance of New Charter Class B common stock or common or preferred units of Charter Holdings to A/N) before such Charter stockholder approvals have been obtained.

A copy of the BHN contribution agreement is attached as Annex B to this joint proxy statement/prospectus.

Explanatory Note Regarding the BHN Contribution Agreement and the Summary of the BHN Contribution Agreement: Representations, Warranties and Covenants in the BHN Contribution Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The BHN contribution agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms of the BHN contribution agreement. The BHN contribution agreement and the summary of its terms are not intended to provide any other factual information about Charter, New Charter, Charter Holdings, A/N, BHN or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the BHN contribution agreement were made only for purposes of that agreement and as of specific dates set forth therein; were made solely for the benefit of the parties to the BHN contribution agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the BHN contribution agreement; and may be subject to standards of materiality applicable to contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Charter, New Charter, Charter Holdings, A/N, BHN or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the BHN contribution agreement, which subsequent information may or may not be fully reflected in Charter’s public disclosures.

OTHER AGREEMENTS

BHN/Liberty Stockholders Agreement

In connection with the execution of the merger agreement and the amendment to the BHN contribution agreement, Charter and New Charter entered into the BHN/Liberty stockholders agreement with Liberty Broadband and A/N, each of which we refer to individually in this section as an “investor party.” The BHN/Liberty stockholders agreement will replace Charter’s existing stockholders agreement with Liberty Broadband, dated March 19, 2013 (as amended on September 29, 2014), and supersede the amended and restated stockholders agreement among Charter, New Charter, Liberty Broadband and A/N, dated March 31, 2015. Charter’s existing stockholders agreement (as amended by the Liberty investment agreement) with Liberty Broadband will remain in effect until the closing of the BHN contribution or the mergers, whichever occurs earlier, and, in the event the BHN contribution agreement is terminated (which will cause the termination of the BHN/Liberty stockholders agreement), will revive and continue in full force and effect. Certain provisions of the BHN/Liberty stockholders agreement became effective upon its execution. References in this section to “New Charter” will deemed to be references to “Charter” if the mergers are not completed but the BHN transactions are completed.

Liberty Broadband Stock Purchase

Pursuant to the BHN/Liberty stockholders agreement and in connection with the BHN transactions, Liberty Broadband has agreed to purchase from New Charter or, if the mergers are not consummated prior to the completion of the BHN transactions, Charter, $700 million of New Charter Class A common stock or Charter Class A common stock, respectively, at the price per share of (i) if the mergers are consummated prior to the BHN transactions, $172.9963 divided by the Parent Merger Exchange Ratio, which is equal to approximately 3.66 million shares of New Charter Class A common stock, or (ii) if the mergers are not consummated prior to the completion of the BHN transactions, $172.9963, which is equal to approximately 4.05 million shares of Charter Class A Common Stock.

Pre-Closing Voting Agreement

Liberty Broadband has agreed that it and its affiliates will vote all of their respective shares of Charter Class A common stock in favor of the transactions and matters contemplated by the BHN contribution agreement, the BHN/Liberty stockholders agreement and the merger agreement at Charter’s special meeting of stockholders to be held for these purposes.

Size and Composition of the New Charter Board of Directors

The BHN/Liberty stockholders agreement requires that the number of directors of New Charter be fixed in the amended and restated certificate of incorporation at thirteen.

Upon the completion of the BHN transactions, two designees selected by A/N and three designees selected by Liberty Broadband will become members of the board of directors of New Charter. The remaining eight directors (other than the chief executive officer, who is expected to become the chairman of the board) will be independent directors, all of whom will be selected by the nominating committee of the New Charter board of directors upon approval of both a majority of the nominating committee and a majority of the directors that were not appointed by either A/N or Liberty Broadband. The directors that were not appointed by either A/N or Liberty Broadband are referred to as the “unaffiliated directors.”

Thereafter, each investor party will be entitled to designate a certain number of nominees for election to the board of directors as follows:

•	three director nominees, if such investor party’s equity interest or voting interest in New Charter is greater than or equal to 20%;

•	two director nominees, if such investor party’s equity interest and voting interest in New Charter are both less than 20% but such investor party’s equity interest or voting interest is greater than or equal to 15%; however, A/N will be entitled to nominate two director nominees if it owns an equity interest or voting interest in New Charter of 11% or more; and

•	one director nominee, if such investor party’s equity interest and voting interest in New Charter are both less than 15% but such investor party’s equity interest or voting interest is greater than or equal to 5%.

If an investor party’s equity interest and voting interest in New Charter are both less than 5%, such investor party will not be entitled to nominate any director nominees. These designation provisions will be included in the amended and restated certificate of incorporation of New Charter, subject to the limitations set forth in the BHN/Liberty stockholders agreement.

In no event will either investor party or both investor parties collectively have the right to nominate pursuant to the BHN/Liberty stockholders agreement a number of directors that, assuming the election or appointment, as applicable, of such nominees, would result in the number of directors selected by A/N and/or Liberty Broadband being equal to or greater than 50% of the total number of seats on the New Charter board of directors.

A director selected by A/N or Liberty Broadband must, at the time of nomination and at all times thereafter until such individual’s service on the board of director ceases, meet any applicable requirements or qualifications under applicable law or applicable stock exchange rules. The nominating committee, New Charter or the board of directors of New Charter will not be required to appoint upon the closing date of the BHN transactions or nominate and recommend (i) a proposed director nominee (other than an existing Liberty-Broadband nominated director) if, as determined in good faith by the unaffiliated directors, service by such nominee as a director would reasonably be expected to fail to meet the independence standard of any stock exchange on which New Charter’s voting securities are listed or traded or otherwise violate applicable law, stock exchange rules or the corporate governance guidelines of New Charter (consistently applied), or (ii) an A/N selected director (who was identified to Charter prior to the filing of this joint proxy statement/prospectus (in definitive form)) or an existing Liberty Broadband nominated director if, as determined in good faith by the unaffiliated directors, service by such nominee as a director would reasonably be expected to violate applicable law or applicable stock exchange rules, and in each such case New Charter must provide the applicable investor party that designated or nominated such director with a reasonable opportunity to designate or nominate a replacement.

Committees of the Board of Directors of New Charter

The BHN/Liberty stockholders agreement provides that each of A/N and Liberty Broadband will be entitled to select at least one of the directors nominated by such investor party for appointment to each of the committees (other than any chief executive officer search committee) of the New Charter board of directors so long as the applicable investor party is then entitled to nominate at least two director nominees to the New Charter board of directors, subject to any such director meeting the independence and other requirements under applicable law, such committee’s charter and applicable stock exchange rules for such committee.

The BHN/Liberty stockholders agreement also provides that the nominating and compensation committees of the New Charter board of directors will have at least a majority of unaffiliated directors.

In addition, the BHN/Liberty stockholders agreement provides that in connection with any search for a new chief executive officer of New Charter or nomination of a chairman of the board of directors of New Charter (other than as described below), the board of directors of New Charter will create a five-person search committee consisting of (x) one director selected by A/N so long as A/N’s equity or voting interest in New Charter is equal to or greater than 11%, (y) one director selected by Liberty Broadband so long as Liberty Broadband’s equity or voting interest in New Charter is equal to or greater than 15% and (z) three unaffiliated directors (or more unaffiliated directors if A/N and/or Liberty Broadband lose the aforementioned appointment rights). Any selection or other action by the search committee or nomination will require the affirmative vote of at least three of the five directors constituting such committee; however, neither the A/N appointed director nor the Liberty Broadband appointed director will be entitled to cast a vote with respect to any person considered for a position by the search committee that is affiliated or otherwise associated with such party or its respective affiliates and the required approval in respect of such a person will be the unanimous vote of the other directors then serving on the search committee.

Chief Executive Officer of New Charter and Chairman of the Board of Directors

Mr. Thomas Rutledge will be offered the positions of chief executive and new chairman of New Charter with a new five-year employment agreement to be negotiated prior to the closing of the mergers or the BHN transactions, and in the event that Mr. Rutledge does not agree to serve as the new chairman then the parties to the BHN/Liberty stockholders agreement will mutually agree on the appointment of a new chairman.

The BHN/Liberty stockholder agreement requires that the chairman of the New Charter board of directors be independent (as defined in the BHN/Liberty stockholders agreement) from each of Liberty Broadband and A/N.

Voting Matters by the Board of Directors

The BHN/Liberty stockholders agreement provides, and the amended and restated certificate of incorporation of New Charter will provide, that the New Charter board of directors must act by majority vote of the full board, subject to the following bullets. The BHN/Liberty stockholders agreement provides, and the amended and restated certificate of incorporation of New Charter will provide, that:

•	for so long as A/N or Liberty Broadband has a voting or equity interest in New Charter equal to or greater than 20%, any change of control of New Charter will require the approval of (i) a majority of the full board of directors and (ii) a majority of the unaffiliated directors;

•	any transaction involving either A/N or Liberty Broadband or their respective affiliates or associates and New Charter (with limited exceptions) or any transaction in which A/N or Liberty Broadband (or any of their respective affiliates or associates) will be treated differently from the holders of New Charter Class A common stock or Class B common stock will require the approval of (i) a majority of the unaffiliated directors plus (ii) a majority of the directors designated by the party without such a conflicting interest; however, the approval requirement in this clause (ii) will not apply to ordinary course programming and distribution agreements and related ancillary agreements entered into on an arms’ length basis; and

•	any amendment to the amended and restated certificate of incorporation of New Charter will require the approval of (i) a majority of the full board and (ii) a majority of the unaffiliated directors.

In addition, the BHN/Liberty stockholders agreement provides, and the amended and restated certificate of incorporation of New Charter will provide, that decisions of unaffiliated directors will exclude any directors who are not independent (as defined in the BHN/Liberty stockholders agreement) of New Charter, Liberty Broadband and A/N.

Voting Rights and Limits of Liberty Broadband and A/N

The BHN/Liberty stockholders agreement provides, and the amended and restated certificate of incorporation will provide, that any New Charter shares owned by A/N or Liberty Broadband in excess of its applicable voting cap (as defined below) must be voted in the same proportion as all other votes cast by the public stockholders of New Charter in respect of all matters, excluding the following matters:

•	any vote of New Charter’s stockholders on a change of control or sale of all or substantially all of New Charter’s assets;

•	any vote of New Charter’s stockholders to approve a bankruptcy plan or pre-arranged financial restructuring with the creditors of New Charter or Charter Holdings;

•	any vote of New Charter stockholders to approve the creation of a new class of shares of New Charter or a new class of units of Charter Holdings;

•	with respect to each investor party, any vote of New Charter’s stockholders to approve any matter not in the ordinary course and relating to a transaction involving the other investor party or any of its affiliates; and

•	any vote of New Charter’s stockholders in respect of any resolution that would in any way diminish the voting power of the New Charter Class B common stock compared to the voting power of the New Charter Class A Common Stock; however, this exclusion will apply with respect to Liberty Broadband only if such a resolution would also in any way diminish the voting power of the New Charter shares that are subject to the A/N proxy, as described below.

For purposes of the BHN/Liberty stockholders and the amended and restated certificate of incorporation of New Charter, “voting cap” means the following:

•	in the case of Liberty Broadband, the greater of (x) the greater of 25.01% and 0.01% above the highest voting interest percentage of any other person or group (which will not exceed 23.5% in the case of A/N) and (y) 23.5%, increased one-for-one to a maximum of 35% for each permanent reduction (as defined in the BHN/Liberty stockholders agreement) in A/N’s equity interest (on an as-converted, as-exchanged basis) in New Charter below 15%; and

•	in the case of A/N, 23.5%, increased one-for-one to a maximum of 35% for each permanent reduction (as defined in the BHN/Liberty stockholders agreement) in Liberty Broadband’s equity interest in New Charter below 15%.

A/N Proxy

At the closing of the BHN transactions, A/N and Liberty Broadband will enter into a proxy agreement pursuant to which A/N will grant to Liberty Broadband a 5-year irrevocable proxy (which we refer to as the A/N proxy) to vote, subject to certain exceptions, that number of shares of New Charter Class A common stock and New Charter Class B common stock, in each case held by A/N (such shares are referred to as the “proxy shares”), that will result in Liberty Broadband having voting power in New Charter equal to 25.01% of the outstanding voting power of New Charter, provided, that the voting power of the proxy shares will be capped at 7.0% of the outstanding voting power of New Charter. The proxy agreement provides that Liberty Broadband may not vote the proxy shares on any of the excluded matters described above under “—Voting Rights and Limits of Liberty Broadband and A/N” or any proposed change to the terms of the New Charter Class B common stock.

The A/N proxy will terminate, among other circumstances, in the event that Liberty Broadband transfers shares of New Charter other than in connection with certain permitted transfers.

In addition, in the proxy agreement, A/N will grant to Liberty Broadband, for so long as the A/N proxy is in effect, a right of first refusal, subject to certain limitations, to purchase all or a portion of any common units of Charter Holdings or shares of New Charter Class A common stock that A/N proposes to transfer (other than to affiliates of A/N) that constitute either (i) shares representing the first 7.0% of the outstanding voting power of New Charter held by A/N or (ii) shares representing the last 7.0% of the outstanding voting power of New Charter held by A/N. The right of first refusal does not apply to transfers by A/N in connection with a change of control of New Charter. In addition, Liberty Broadband may not exercise the right of first refusal to the extent that the shares purchased would result in its ownership of securities exceeding the voting or ownership caps set forth in the BHN/Liberty stockholders agreement.

Consent Rights of Liberty Broadband and A/N

The BHN/Liberty stockholders agreement provides that for as long as the equity interest or voting interest of New Charter held by an investor party is greater than or equal to 20%, New Charter will not, without the prior written consent of such investor party (i) incur indebtedness (other than to refinance existing indebtedness without any increase in principal amount as described in more detail in the BHN/Liberty stockholders agreement), if immediately following such incurrence New Charter’s leverage ratio (as defined in the BHN/Liberty stockholders agreement) would exceed 5.0x (provided that Liberty Broadband will not have this consent right if it has breached its obligations to purchase New Charter Class A common stock pursuant to the Liberty investment agreement) and (ii) fundamentally change its business or material investments to an extent that would constitute a significant departure from New Charter’s existing business or voluntarily liquidate, dissolve or wind-up New Charter or Charter Holdings.

The BHN/Liberty stockholders agreement also provides that for as long as the equity interest or voting interest of New Charter held by A/N is greater than or equal to 20% (or, in the case of the first bullet below, 11%), without A/N’s prior written consent:

•	New Charter will not sell or transfer, or enter into any agreement to sell or transfer, all or a majority of the membership interests in Bright House or the assets underlying the membership interests immediately prior to the closing of the BHN transactions within (i) the two-year period following the closing of the BHN transactions, if such sale or transfer would occur on a basis other than a predominately tax-deferred basis or (ii) the seven-year period following the closing date of the BHN transactions, if such sale or transfer would not occur on a predominately tax-deferred basis; and

•	Charter Holdings will not issue any additional preferred units of any class having a liquidation preference equal or superior to that of the preferred units to be issued to A/N in connection to the BHN transactions.

Notwithstanding the second bullet above, pursuant to the terms of the preferred units, A/N will have a veto right over any such issuance for as long as A/N continues to hold at least 66 2/3% of the preferred units issued to A/N at the closing of the BHN transactions.

Limitation on New Charter Class B Common Stock Voting Rights

The amended and restated certificate of incorporation of New Charter will provide that the New Charter Class B common stock will not have voting rights on any matter to the extent that any A/N party (which includes A/N, any Newhouse person (as defined in the BHN/Liberty stockholders agreement) and any of their respective affiliates), or any group including one or more A/N parties, beneficially owns more than 49.5% of the outstanding New Charter Class A Common Stock. In addition, the amended and restated certificate of incorporation will also provide that New Charter Class B common stock and Charter Holdings units beneficially owned by any A/N party will not be convertible into or exchangeable for New Charter Class A common stock to the extent that such conversion or exchange would result in any A/N party, or any group including one or more A/N parties, having beneficial ownership of more than 49.5% of the outstanding New Charter Class A common stock.

Limitations on Share Acquisition and Ownership

The BHN/Liberty stockholders agreement provides that from and after the closing of the BHN transactions, unless an exemption or waiver is otherwise approved by the unaffiliated directors, each A/N party and each Liberty party (which includes Liberty Broadband and its affiliates) will not, and will use reasonable best efforts to cause its representatives not to, directly or indirectly, acquire (through beneficial ownership of or otherwise) any capital stock of New Charter or any subsidiary of New Charter or other derivative securities issued by New Charter or any subsidiary of New Charter, in each case in excess of the ownership cap.

The ownership cap is defined to mean:

•	in respect of A/N, the greatest of (i) A/N’s equity interest in New Charter issued at the closing of the BHN transactions (which includes units of Charter Holdings), (ii) 25% and (iii) the voting cap (as defined above) applicable to the A/N parties; and

•	in respect of Liberty, the greater of (i) 26% and (ii) the voting cap (as defined above) applicable to the Liberty parties.

The BHN/Liberty stockholders agreement also provides that from and after the closing of the BHN transactions, if New Charter or any of its subsidiaries repurchases, redeems or buys back any shares of New Charter Class A common stock and following such transaction an investor party’s equity interest would exceed its ownership cap, such investor party will participate in such transaction to the extent necessary so that such investor party’s equity interest does not exceed its applicable ownership cap following such transaction (in which case the New Charter board of directors will adopt resolutions exempting under Rule 16b-3 under the Exchange Act any such sale by an investor party to New Charter required by this provision.

Standstill Provisions

The BHN/Liberty stockholders agreement also provides that following the closing of the BHN transactions, unless otherwise approved, or an exemption or waiver is otherwise approved, by the unaffiliated directors, and subject to the exceptions specified below and certain exceptions related to the Liberty parties’ actions in connection with the TWC transactions, each A/N party and each Liberty party will not and will use reasonable best efforts to cause its representatives not to, directly or indirectly take certain actions with respect to New Charter, including certain actions regarding (i) the solicitation of proxies relating to the election of directors, (ii) voting trusts or similar arrangements, (iii) stockholder proposals, (iv) the granting of proxies (other than the A/N proxy), (v) the formation of a “13D” group, (vi) seeking control or influencing management other than through participation on the board of directors and the applicable board committees as contemplated by the BHN/Liberty stockholders agreement, (vii) acquiring or proposing to acquire voting securities of New Charter in excess of the ownership cap, (viii) entering into discussions, negotiations, arrangements or understandings with respect to any of the foregoing actions or advising third parties with respect to such actions, (ix) public requests for permission to engage in any of the foregoing actions or (x) contesting the validity of these provisions.

The standstill restrictions described above will not be applicable (subject to the resumption of the standstill restrictions under certain circumstances) to an investor party in certain cases, including if New Charter enters into certain merger or other business combination transactions, certain tender offers or exchange offers for New Charter capital stock, certain solicitations by New Charter of merger or business combination proposals, and certain announcements by New Charter that it is seeking to sell itself, or the applicable investor party’s equity interest in New Charter being equal to or less than 5%.

The BHN/Liberty stockholders agreement also provides that from and following the closing of the BHN transactions, unless otherwise approved, or an exemption or waiver is otherwise approved, by the unaffiliated directors, each A/N party and each Liberty party has agreed not to, and agreed to use reasonable best efforts to cause its representatives not to, directly or indirectly, form a group subject to the reporting requirements of Section 13(d) of the Exchange Act with the other investor party or otherwise have any arrangements or understandings concerning New Charter except for the arrangements set forth in the BHN/Liberty stockholders agreement and in the A/N proxy, subject to certain exceptions specified in the BHN/Liberty stockholders agreement.

Transfer Restrictions

Following the closing of the BHN transactions, each of A/N and Liberty Broadband will be subject to certain restrictions on their ability to sell, transfer or dispose of their capital stock in New Charter and Charter

Holdings, subject to certain exceptions set forth in the BHN stockholders agreement, which include, with respect to Charter Class A common stock and Charter Holdings preferred units, transfers pursuant to a widely-distributed underwritten public offering pursuant to the registration rights agreement that will be entered into by Charter, New Charter, Liberty Broadband and A/N at the closing of the BHN transactions, offerings and sales pursuant to Rule 144 under the Securities Act, certain block sales, transfers approved by a majority of the unaffiliated directors, sales between Liberty Broadband and A/N and their respective affiliates (subject to the equity ownership caps described above and certain pricing limitations), transfers approved by a majority of the stockholders of New Charter (other than affiliates of A/N and Liberty Broadband), sales pursuant to a tender offer for all of the outstanding Charter Class A common stock on a fully diluted basis and certain other exceptions (including with respect to hedging and pledging) specified in the BHN/Liberty stockholders agreement. The Charter Class B common stock will not be transferable by A/N. Liberty Broadband also has the right to engage in certain spin off transactions to its stockholders. In addition, any transfer by A/N of Charter Holdings preferred units will be subject to such transfer not causing Charter Holdings to be treated as a publicly traded partnership for federal tax purposes and will be contingent on New Charter obtaining an opinion of its counsel to such effect.

The BHN/Liberty stockholders agreement also provides that in the event of a change of control of New Charter that is approved in accordance with the first bullet under “—Voting Matters by the Board of Directors,” the A/N parties will exchange their common and preferred units of Charter Holdings for New Charter Class A common stock to the extent that such exchange is contemplated by the terms of such change of control transaction.

Stockholder Rights Plan

The BHN/Liberty stockholders agreement provides that New Charter and the board of directors of New Charter will not adopt a stockholder rights plan unless such plan by its terms exempts or, at the time of adoption of such plan New Charter and the board of New Charter take action reasonably necessary to exempt, any accumulation of capital stock by Liberty Broadband or A/N, or certain specified transferees of Liberty Broadband and A/N, up to and including an investor party’s equity interest that is less than or equal to the applicable ownership cap; however, this restriction will cease to apply with respect to an investor party when such investor party’s equity interest is permanently reduced, in the case of Liberty Broadband, below 15% or, in the case of A/N, below 11%.

The amended and restated certificate of incorporation of New Charter will provide that any decision with respect to a stockholder rights plan, including whether to implement a stockholder rights plan, will be made by a majority of the unaffiliated directors.

Preemptive Rights and Top-Up Rights

The BHN/Liberty stockholders agreement provides that after the closing of the BHN transactions, if New Charter proposes to issue any equity securities of New Charter in a capital raising transaction (as defined below), each of Liberty Broadband and A/N (for so long as such investor party’s equity interest in New Charter is equal to or greater than 10%), will have the right to purchase, in whole or in part, for cash a number of such securities that will be determined based on such investor party’s pro rata equity interest in New Charter (which is intended to allow such investor party to maintain its percentage ownership interest in New Charter after giving effect to the issuance). The BHN/Liberty stockholders agreement defines a capital raising transaction as any offering of shares of New Charter Class A common stock (or any securities convertible into or exchangeable or exercisable for shares of New Charter Class A common stock) for cash, whether registered under the Securities Act or otherwise (other than pursuant to a stockholders rights plan).

In addition, the BHN/Liberty stockholders agreement provides that, subject to certain exceptions and limitations, until the fifth anniversary of the closing of the BHN transactions, if New Charter proposes to issue any equity securities of New Charter (other than in a capital raising transaction and other than any issuance pursuant to the exercise, conversion or exchange of any equity securities the issuance of which previously gave rise to a preemptive right under the BHN/Liberty stockholders agreement) and so long as Liberty has a 17.01% equity interest in New Charter, Liberty will have preemptive rights to purchase, in whole or in part, for cash, that number of new securities equal to the lesser of (x) the number of securities that will be determined based on Liberty Broadband’s pro rata equity interest in New Charter (which is intended to allow Liberty Broadband to maintain its percentage ownership interest in New Charter after giving effect to the issuance) and (y) the number of securities that, after giving effect to the issuance, will result in Liberty Broadband having an equity interest in New Charter of 25.01%. Subject to Liberty’s exercise of its preemptive rights in respect of an issuance described in the foregoing sentence, A/N will also have certain preemptive rights in the case of such issuance so long as it holds an equity interest of 10% or more in New Charter.

In addition, if Liberty Broadband’s or A/N’s equity interest or voting interest in New Charter falls below the thresholds specified in the BHN/Liberty stockholders agreement, the BHN/Liberty stockholders agreement allows Liberty Broadband and A/N in certain circumstances and subject to certain limitations to restore its respective equity interest or voting interest to the applicable thresholds.

New Charter Business Combination Provision

The amended and restated certificate of incorporation will provide that the “business combinations” provision to be set out in Article Eighth of the amended and restated certificate of incorporation will only be effective upon the termination of the BHN contribution agreement and not apply to (and will waive any noncompliance with such provision or any comparable predecessor provision) any transaction agreed or consummated prior to such time.

Termination

The BHN/Liberty stockholders agreement will terminate as follows:

•	in its entirety, with the mutual written agreement of New Charter and each investor party;

•	with respect to an investor party, upon certain breaches by New Charter or the investor party of the BHN/Liberty stockholders agreement, in each case subject to specified notice and cure periods;

•	with respect to an investor party, upon such investor party having an equity interest in New Charter of less than 5%;

•	in its entirety, upon termination of the BHN contribution agreement prior to the closing of the BHN transactions; or

•	with respect to Liberty Broadband, upon the occurrence of a Liberty change of control (as defined in the BHN/Liberty stockholders agreement).

Amendment and Modification

The BHN/Liberty stockholders agreement may be amended, modified and supplemented only by a written instrument signed by New Charter and, at any time that A/N has an equity interest equal to or greater than 11%, A/N, and by each other investor party (if any) that has an equity interest equal to or greater than 15%; however, any amendment, modification or supplement that would adversely affect an investor party will require the consent of such investor party. The authorization of any amendment, modification or supplement to the BHN/Liberty stockholders agreement by New Charter will require the prior approval of a majority of the unaffiliated directors.

The BHN/Liberty stockholders agreement further provides that the prior written consent of A/N (as the only holder of New Charter Class B common stock) shall be required for any amendment of the amended and restated

certificate of incorporation or bylaws of New Charter that would adversely affect the New Charter Class B common stock held by any A/N party in a significant manner as compared to other existing shares of New Charter Class A Common Stock. The BHN/Liberty stockholders agreement also provides that so long as the A/N proxy is in effect, the approval of Liberty Broadband will be required for any amendment to the amended and restated certificate of incorporation or the bylaws of New Charter that would affect the number of votes represented by the proxy shares adversely in a significant manner as compared to other existing shares of New Charter Class A common stock or that would change the terms of the proxy shares.

A copy of the BHN/Liberty stockholders agreement is attached as Annex C to this joint proxy statement/prospectus. The foregoing summary of the BHN/Liberty stockholders agreement may not contain all of the information about the BHN/Liberty stockholders agreement that is important to you. The summary in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the BHN/Liberty stockholders agreement attached as Annex C to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the BHN/Liberty stockholders agreement in its entirety.

Liberty Investment Agreement

Pursuant to the Liberty investment agreement, at the closing contemplated under that agreement, Liberty Broadband will subscribe for, and New Charter will issue and sell, a number of shares of New Charter Class A common stock equal to the product of (a) the Parent Merger Exchange Ratio and (b) (i) $4.3 billion divided by (ii) $176.95, which is equal to approximately 21.97 million shares.

Representations and Warranties of the Parties to the Liberty Investment Agreement

The Liberty investment agreement includes customary representations and warranties. The representations and warranties made by Charter and New Charter in the Liberty investment agreement relate to, among other things:

•	corporate existence, good standing and execution and enforceability of the Liberty investment agreement;

•	requisite stockholder approvals;

•	due authorization and issuance of the shares subject to the Liberty stock issuance;

•	non-contravention;

•	the compliance with the Exchange Act and accuracy of Charter’s filings with the SEC;

•	accuracy of the information included in this joint proxy statement/prospectus;

•	absence of pending or threatened action, suit, investigation or proceeding;

•	no status as an “investment company,” as such term is defined in the United States Investment Company Act of 1940, as amended; and

•	exemption of the shares subject to the Liberty stock issuance from the liability provisions of Section 16(b) of the Exchange Act.

The representations and warranties made by Liberty Broadband in the Liberty investment agreement relate to, among other things:

•	corporate existence, good standing and execution and enforceability of the Liberty investment agreement;

•	non-contravention;

•	accuracy of the information supplied in writing by Liberty Broadband or any of its affiliates for inclusion in this joint proxy/statement prospectus;

•	sufficiency of funds to consummate the investment; and

•	absence of pending or threatened action, suit, investigation or proceeding.

Amendments to the Existing Stockholders Agreement

The Liberty investment agreement also amends the existing stockholders agreement with Liberty Broadband, dated March 19, 2013 (as amended on September 29, 2014), to provide that (i) Charter will continue to include Liberty’s designees to the Charter board of directors in Charter management’s slate for nominees for election as a director through Charter’s 2019 annual meeting, (ii) certain provisions of the standstill are waived to permit the transactions contemplated by the merger agreement, the Liberty contribution agreement, the Liberty investment agreement and a proxy and right of first refusal agreement with Liberty Interactive, and (iii) to provide for director compensation for each of Liberty’s designees on Charter’s board of directors to the same extent received by other directors. The BHN/Liberty stockholders agreement will replace Charter’s existing stockholders agreement with Liberty Broadband, dated March 19, 2013 (as amended on September 29, 2014) and supersede the amended and restated stockholders agreement among Charter, New Charter, Liberty Broadband and A/N, dated March 31, 2015. Except for certain provisions and agreements in the BHN/Liberty stockholders agreement that went into effect on May 23, 2015, the existing stockholders agreement (as amended by the Liberty investment agreement) will remain in effect until the closing of the BHN contribution or the mergers, whichever occurs earlier, and, in the event the BHN/Liberty stockholders agreement is terminated, will revive and continue in full force and effect.

Covenants of the Parties to the Liberty Investment Agreement

The Liberty investment agreement also includes a number of covenants, including that:

•	Charter will use the proceeds from the Liberty investment agreement to fund a portion of the cash consideration for the transactions contemplated by the merger agreement;

•	the parties will use reasonable best efforts to consummate the transactions contemplated by the Liberty investment agreement and secure regulatory approvals, provided that no party will be required to (x) hold separate or divest assets, businesses or interests of such party or accept limitations on such party’s freedom of action with respect to future acquisitions of assets or existing or future business or activities or full rights of ownership, possession and use of any asset now owned or acquired in the future, (y) agree to any other adverse or burdensome conditions to satisfy the objection of any governmental entity or (z) incur any financial obligation imposed or required by any governmental entity, in each case that would have or would reasonably be expected to have a material adverse effect on Liberty Broadband;

•	Charter will conduct its business in the ordinary course of business consistent with past practice and will not issue or authorize to issue or sell any shares of any class or series of capital stock, limited liability company interests, or other equity interests of Charter or New Charter other than issuances of equity compensation awards in the ordinary course of business consistent with past practice;

•	Charter waived the standstill provisions of the existing stockholders agreement with Liberty Broadband with respect to certain agreements, arrangements and understandings among Liberty Broadband, Liberty Interactive and third party investors in connection with the mergers;

•	the amended and restated certificate of incorporation of New Charter, in effect at the completion of the mergers, will not include Article Eighth of Charter’s existing certificate of incorporation, pertaining to New Charter’s transactions with interested stockholders;

•

Charter will not amend, waive or modify, in any material respect that is adverse to Liberty Broadband, any provision of the merger agreement without the prior written consent of Liberty Broadband, which will not be unreasonably withheld, conditioned or delayed; provided that an amendment, modification or waiver that (i) is reasonably likely to result in an increase in the total number of shares of New

Charter Class A common stock outstanding following the completion of the mergers or (ii) is reasonably likely to result in a reduction to the effective exchange rate at which the Liberty parties have agreed to exchange their shares of TWC common stock pursuant to the Liberty contribution agreement will be deemed material and Liberty Broadband will be entitled to withhold consent to such amendments, waivers and modifications in its sole discretion;

•	the board of directors of New Charter will exempt the Liberty Broadband investment from Section 203 of the DGCL immediately upon the conversion to a corporation;

•	Liberty Broadband will use its reasonable best efforts to cause each of LIC, JANA Nirvana Master Fund, Ltd., JANA Master Fund, Ltd. and Coatue Offshore Master Fund, Ltd. to perform their respective obligations under investment agreements of these parties with Liberty Broadband, the proceeds of which will fund Liberty Broadband’s obligations under the Liberty investment agreement and that Liberty Broadband will not terminate, waive or amend any such agreements which would delay or make less likely the consummation of these investments, and will not exercise any right or election that would have the effect of reducing the investments of these third parties without obtaining alternative financing in an equivalent amount or as required by the applicable investment agreement;

•	New Charter and Charter will cooperate and consult with Liberty Broadband in connection with the preparation of an analysis and methodology to determine whether Charter and/or New Charter is or will be, or has any plan or intention to become, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, which we refer to as USRPHC, as of the closing date of the Liberty investment, including as a result of the transactions contemplated by the mergers and/or the BHN transactions; and

•	the parties will negotiate in good faith to execute a customary registration rights agreement with respect to Liberty Broadband’s common stock of New Charter.

Conditions to the Consummation of the Liberty Investment

Liberty Broadband’s obligations under the Liberty investment agreement are subject to several conditions, including:

•	accuracy of Charter’s and New Charter’s representations and warranties contained in the Liberty investment agreement in all material respects (except certain representations and warranties with respect to validity of the shares to be issued under the Liberty investment agreement, which must be accurate in all respects);

•	compliance by Charter and New Charter with their covenants in the Liberty investment agreement in all material respects (and in the case of the covenant to effect certificate of incorporation feature proposal 1, in all respects);

•	the receipt of stockholder approvals required by the merger agreement and approval of the issuance of shares pursuant to the Liberty investment agreement;

•	delivery by New Charter of the shares subject to the Liberty investment agreement;

•	satisfaction of conditions set forth in the merger agreement;

•	expiration or termination of the applicable waiting period under the HSR Act; and

•	the approval of New Charter Class A common stock for listing on the NASDAQ.

Charter’s obligations under the Liberty investment agreement are subject to several conditions, including:

•	accuracy of Liberty Broadband’s representations and warranties contained in the Liberty investment agreement in all material respects;

•	compliance by Liberty Broadband with its covenants in the Liberty investment agreement in all material respects;

•	the receipt of the stockholder approvals required by the merger agreement and approval of the issuance of shares pursuant to the Liberty investment agreement;

•	payment by Liberty Broadband of the aggregate amount due for the shares subject to the Liberty investment agreement; and

•	the closing of the transactions contemplated by the merger agreement.

Termination of the Liberty Investment Agreement

The Liberty investment agreement is terminable as follows:

•	by mutual written consent of the parties;

•	by Charter, New Charter or Liberty Broadband if the breach of the representations and warranties or failure to perform the covenants and agreements on the part of the other party is not capable of being cured and would cause any of the applicable conditions to closing not to be satisfied;

•	by any party if there is a final non-appealable order of a governmental entity restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Liberty investment agreement; or

•	upon the termination of the merger agreement in accordance with its terms.

If the Liberty investment agreement is validly terminated, then each of the parties will be relieved of its duties and obligations arising from the agreement after the date of the termination; however, the termination will not relieve any party of liability for a breach under the agreement.

A copy of the Liberty investment agreement is attached as Annex D to this joint proxy statement/prospectus. The foregoing summary of the Liberty investment agreement may not contain all of the information about the Liberty investment agreement that is important to you. The summary in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Liberty investment agreement attached as Annex D to, and incorporated by reference into, this joint proxy statement/prospectus, which updates and supersedes the version previously filed by Charter. You are encouraged to read the Liberty investment agreement in its entirety.

Liberty Contribution Agreement

Pursuant to the Liberty contribution agreement, immediately prior to the closing of the mergers, each of Liberty Broadband and Liberty Interactive will contribute to Merger Subsidiary One each share of TWC common stock held by Liberty Broadband or Liberty Interactive, respectively, in exchange for one share of common stock of Merger Subsidiary One. Notwithstanding the foregoing, if Liberty Broadband and Liberty Interactive hold more than 110% of the shares they held as of the date of the Liberty contribution agreement (7,723,357 shares in the aggregate) such excess shares will be treated in the same manner as all other TWC shares pursuant to the merger agreement. In addition, Liberty Broadband and Liberty Interactive also covenant to maintain their share ownership over TWC stock at 99% of their ownership as of the date of the Liberty contribution agreement.

Representations and Warranties

The representations and warranties made by Liberty Broadband and Liberty Interactive in the Liberty contribution agreement relate to, among other things:

•	non-contravention, no third-party approvals, subject to certain exceptions, and execution and enforceability of the agreement; and

•	ownership of the shares subject to the agreement.

The representations and warranties made by Charter, New Charter and Merger Subsidiary One in the Liberty contribution agreement relate to, among other things:

•	corporate existence, good standing and authority to consummate the agreement and to consummate the transactions contemplated thereby;

•	non-contravention, no third-party approvals, subject to certain exceptions, and execution and enforceability of the agreement;

•	sufficiency of authorized shares of Merger Subsidiary One; and

•	activities, outstanding securities, liabilities and assets of Merger Subsidiary One.

Covenants of the Parties to the Liberty Contribution Agreement

The Liberty contribution agreement also includes a number of covenants, including:

•	that if the issuance of shares pursuant to the Liberty contribution agreement would violate any rules or regulations of any governmental or regulatory agency having jurisdiction or any other material law, rule regulation, order, judgment or decree applicable to the parties, then the parties agree (i) to cooperate with and assist each other in the filing of requisite applications and giving requisite notices and (ii) to use their respective reasonable best efforts to obtain, and assist each other in obtaining, such consents, approvals and waivers and (iii) to take such other actions, including supplying all information necessary for any filing, as may be reasonably requested by any affected party, so that the consummation of the issuance does not constitute or result in a violation;

•	that each party agrees not to take any action or enter into any agreement restricting or limiting in any material respect its ability to timely and fully perform all of its material obligations under the agreement;

•	that the boards of directors of Charter and New Charter will exempt the acquisition of the shares subject to the agreement from the liability provisions of Section 16(b) of the Exchange Act; and

•	that Charter, New Charter and Merger Subsidiary One will not amend, modify or waive in any material respect, without the approval of Liberty Broadband and Liberty Interactive, (i) any provision of the merger agreement (A) that is reasonably likely to result in a reduction to the number of New Charter Class A common stock that the Liberty parties will be entitled to receive at the closing or (B) that is reasonably likely to affect the intended tax treatment of the mergers, or (ii) the condition to the obligation of the Charter parties to consummate the mergers requiring the delivery of the opinion of Wachtell, Lipton, Rosen & Katz.

Conditions to the Completion of the Exchange of Shares

The Liberty contribution agreement is conditioned on the satisfaction, waiver or capability of satisfaction of the conditions set out in the merger agreement.

Termination of the Liberty Contribution Agreement

The Liberty contribution agreement will (i) terminate automatically if the merger agreement is terminated in accordance with its terms and (ii) is terminable by Charter, New Charter and Merger Subsidiary One, on the one hand, and Liberty Broadband and Liberty Interactive, on the other hand, upon a material breach of any representation or warranty or failure to perform any covenant or agreement under the Liberty contribution agreement on the part of the other parties.

A copy of the Liberty contribution agreement is attached as Annex E to this joint proxy statement/prospectus. The foregoing summary of the Liberty contribution agreement may not contain all of the information about the Liberty contribution agreement that is important to you. The summary in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the Liberty contribution agreement attached as Annex E to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the Liberty contribution agreement in its entirety.

Voting Agreement

Concurrently with the execution of the merger agreement, TWC entered into the voting agreement with Liberty Broadband. As of July 31, 2015, Liberty Broadband held in the aggregate 28,838,718 shares of Charter Class A common stock (representing approximately 25.74% of the outstanding shares of Charter Class A common stock).

The following is a summary of the material terms of the voting agreement. This summary may not contain all of the information about the voting agreement that is important to you. The summary in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the voting agreement included as Annex F to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the voting agreement in its entirety.

Voting

Liberty Broadband has agreed with TWC that it will vote (or cause to be voted), in person or by written consent, all shares of Charter Class A common stock held by Liberty Broadband (i) in favor of the Charter merger proposal, the TWC transactions stock issuance proposal, the Liberty transactions proposal, each of the certificate of incorporation proposals and the Charter advisory compensation proposal, and (ii) against any corporate action the consummation of which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the merger agreement.

Restrictive Covenants

Liberty Broadband has agreed with TWC, subject to certain customary exceptions, (i) not to directly or indirectly, sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any shares of Charter Class A common stock or any interest in, or voting rights with respect to, such shares or any other equity or voting securities of Charter, whether existing at the time of the voting agreement or thereafter authorized and issued, or enter into any contract, option or other arrangement or understanding (including any voting trust or agreement) with respect thereto, (ii) not to grant any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of Liberty Broadband’s shares of Charter Class A common stock that is inconsistent with the agreements described in the preceding paragraph and (iii) to comply with certain non-solicitation provisions of the merger agreement as if it were Charter.

Representations and Warranties

Each of the parties to the voting agreement has made customary representations and warranties, including with respect to (i) authority to enter into and carry out its obligations under, and enforceability of, the voting agreement and (ii) the absence of any conflicts or required consents that would interfere with such party’s ability to perform its obligations under the voting agreement.

Termination

The voting agreement will automatically terminate upon the earlier to occur of: (i) completion of the mergers and (ii) the termination of the merger agreement in accordance with its terms. However, certain of Liberty Broadband’s voting obligations and restrictive covenants will survive for six months past the termination date of the voting agreement if the merger agreement is terminated because either (x) approval of Charter’s stockholders for the transactions contemplated by the merger agreement is not obtained or (y) (i) Charter intentionally and materially breaches its non-solicitation covenants in the merger agreement or (ii) Charter intentionally fails to call a meeting of its stockholders no later than 40 days after the effective date of the registration statement of which this joint proxy statement/prospectus forms a part.

INTERESTS OF TWC’S DIRECTORS AND EXECUTIVE OFFICERS IN THE TRANSACTIONS

When considering the recommendation of the TWC board of directors that TWC stockholders vote in favor of the approval and adoption of the merger agreement, TWC stockholders should be aware that directors and executive officers of TWC have certain interests in the mergers that may be different from or in addition to the interests of TWC stockholders. The TWC board of directors was aware of these interests and considered them, among other things, in evaluating the mergers and negotiating the merger agreement. The TWC board of directors considered these interests in recommending that the TWC stockholders adopt the TWC mergers proposal. These interests are discussed below.

As of the date of this joint proxy statement, TWC’s executive officers are:

•	Robert D. Marcus, Chairman and Chief Executive Officer;

•	Dinesh C. Jain, Chief Operating Officer;

•	William F. Osbourn, Jr., Senior Vice President, Controller, Chief Accounting Officer and acting co-Chief Financial Officer;

•	Matthew Siegel, Senior Vice President, Treasurer, and acting co-Chief Financial Officer;

•	Ellen M. East, Executive Vice President and Chief Communications Officer;

•	Marc Lawrence-Apfelbaum, Executive Vice President, General Counsel and Secretary;

•	Gail G. MacKinnon, Executive Vice President and Chief Government Relations Officer; and

•	Peter C. Stern, Executive Vice President and Chief Product, People and Strategy Officer.

Treatment of TWC Equity Awards in the Mergers—In General

Options Held by Current Employees. At the completion of the second merger, each outstanding option to purchase shares of TWC common stock awarded by TWC, whether or not exercisable or vested (but excluding any options held by a former employee of TWC), will be converted into an option to acquire shares of New Charter Class A common stock at an adjusted exercise price, as described in detail in “The Merger Agreement—Treatment of TWC Equity Awards” beginning on page 240 of this joint proxy statement/prospectus.

Restricted Stock Units Held by Current Employees. At the completion of the second merger, each outstanding TWC employee restricted stock unit award (but excluding any such units held by a current or former non-employee director or a former employee of TWC) will be converted into a restricted stock unit award with respect to shares of New Charter Class A common stock as described in detail in “The Merger Agreement—Treatment of TWC Equity Awards” beginning on page 240 of this joint proxy statement/prospectus.

Options Held by Former Employees. At the completion of the second merger, each outstanding option to purchase shares of TWC common stock awarded by TWC and held by a former employee of TWC, whether or not exercisable or vested, will be cancelled, and TWC will pay such former employee an amount in cash computed as described in detail in “The Merger Agreement—Treatment of TWC Equity Awards” beginning on page 240 of this joint proxy statement/prospectus. All cash payments will be reduced by applicable withholding taxes.

Restricted Stock Units Held by Former Employees and Non-Employee Directors. Except as described in “The Merger Agreement—Treatment of TWC Equity Awards” beginning on page 240 of this joint proxy statement/prospectus, at the completion of the second merger, each TWC restricted stock unit award (which includes deferred stock units held by non-employee directors) held by (x) a current or former non-employee director or (y) a former employee of TWC, will be cancelled, and TWC will pay such holder an amount in cash computed as described in detail in such section. All cash payments will be reduced by applicable withholding taxes.

Following completion of the mergers, New Charter may, in accordance with NASDAQ rules, make use of shares remaining available for grant under the Time Warner Cable Inc. 2011 Stock Incentive Plan, which is referred to in this joint proxy statement/prospectus as the TWC 2011 Plan.

Options and Restricted Stock Units Held by Executive Officers

The table below shows, as of August 7, 2015, (a) the options to acquire TWC common stock and (b) the restricted stock units, including the 2017 retention grants (described below) and the other restricted stock units, held by TWC’s Chief Executive Officer, Chief Operating Officer and the other six executive officers (identified above, as a group). These options and restricted stock units held by TWC’s executive officers, were granted pursuant to the Time Warner Cable Inc. 2006 Stock Incentive Plan, as amended, which is referred to in this joint proxy statement/prospectus as the 2006 Plan, and the TWC 2011 Plan, and award agreements thereunder, which are referred to in this joint proxy statement/prospectus as the Employee Equity Arrangements. In addition, employment agreements with the executive officers contain provisions addressing certain terms of the options and other equity awards (such terms, together with the Employee Equity Arrangements, are referred to in this joint proxy statement/prospectus as the Officer Equity Arrangements). All options and restricted stock units held by TWC’s executive officers, including those received by them as part of the retention grant, were granted pursuant to the Officer Equity Arrangements.

As described above in “The Merger Agreement—Treatment of TWC Equity Awards” beginning on page 240 of this joint proxy statement/prospectus, upon the completion of the second merger, TWC option and restricted stock unit awards held by TWC’s executive officers will convert into options and restricted stock units, as applicable, with respect to New Charter Class A common stock.

Under the Officer Equity Arrangements, a change in control by itself does not result in any vesting or settlement of any of the executive officers’ options or restricted stock units; however, if an executive officer’s employment is terminated, either by TWC without “cause” (as defined in the respective Officer Equity Arrangements) or by the executive officer for “good reason” (discussed below), at any time during the term of the applicable employment agreement, then such awards will become fully vested. Depending on their respective titles, roles, responsibilities, compensation, and work location, as applicable, immediately after the completion of the mergers, the executive officers may have the right to assert good reason, resign and collect severance benefits, as described below, following such time. The vesting of the options and restricted stock units, along with certain other payments and benefits that could be due to the executive officers in connection with a change in control (including the payment of severance as described below), could be subject to a Golden Parachute Modified Cutback (described below); however, based on the recent share prices of Charter Class A common stock and other assumptions required under applicable laws, TWC does not expect that any awards’ vesting will be subject to the Golden Parachute Modified Cutback.

For illustrative purposes, if the completion of the mergers were to have occurred on August 7, 2015, the latest practicable date prior to the filing of this joint proxy statement/prospectus, the tables below show the value the executive officers would receive in respect of their (a) options and (b) restricted stock units assuming that they each convert to options and restricted stock units, as applicable, in respect of New Charter Class A common stock in the mergers as described in “The Merger Agreement—Treatment of TWC Equity Awards” beginning on page 240 of this joint proxy statement/prospectus, and applying the same assumptions used in “—Quantification of Potential Payments to TWC Named Executive Officers in Connection with the Mergers” beginning on page 307 of this joint proxy statement/prospectus. These assumptions include an assumed price per share of Charter Class A common stock of $177.82 (the average closing market price of a share of Charter Class A common stock on NASDAQ over the first five business days following the first public announcement of the merger agreement) as both the closing price of a share of Charter Class A common stock on the day immediately prior to the date of completion of the second merger and also the volume weighted average per-share price of Charter Class A common stock during the ten full trading days ending on the trading day preceding the completion of the mergers for purposes of calculating the Stock Award Exchange Ratio. These stock option values reflect the aggregate spread of the converted option immediately following completion of the second merger.

	TWC Options					TWC Restricted Stock Units
	Vested		Unvested		Aggregate Value	2017 Retention Grant		Other Awards		Total Awards
Executive Officer	(#)	Value	(#)	Value		(#)	Value	(#)	Value	(#)	Value
Robert D. Marcus Chairman and Chief Executive Officer	75,171	$8,452,567	121,502	$13,689,639	$22,142,206	41,072	$8,057,963	231,302	$45,379,046	272,374	$53,437,009
Dinesh C. Jain Chief Operating Officer	—	$—	—	$—	$—	21,905	$4,297,633	89,574	$17,573,448	111,479	$21,871,081
All Other Executive Officers as a Group (6 persons)	17,603	$2,086,060	124,112	$14,038,650	$16,124,710	34,044	$6,678,717	179,852	$35,282,008	213,896	$41,960,725

TWC Retention and Incentive Measures

In light of the extraordinary merger related events beginning in late 2013, TWC concluded that its standard executive compensation programs alone would not be adequate to retain and motivate key executives through a period of great uncertainty. In response, as discussed in more detail below, TWC made certain adjustments to its compensation programs designed to preserve and incentivize its key talent while maintaining stockholder alignment and the pay-for-performance features of TWC’s standard compensation programs.

TWC believes that these changes to its compensation programs were critical to achieving the superior operating results it obtained during this prolonged period of merger activity and to its ability to enter into the merger agreement with Charter on the favorable terms it achieved following the termination of the Comcast transaction, all of which have greatly benefited stockholders.

Retention Equity Awards		Restricted stock unit awards that advanced the grant of annual equity awards that TWC employees would otherwise have been granted in each of 2015, 2016 and 2017
✓	Retention Incentive

•    The value, vesting schedule and forfeiture provisions of the retention awards were designed to mirror the value and terms of awards that would have been made to eligible employees had these awards otherwise been granted on TWC’s scheduled annual grant dates for 2015, 2016 and 2017

•    In connection with the mergers with Charter, the 2017 retention grant (in June 2015) was advanced to create the same level of retention incentives as in the Comcast-TWC merger (grants in February 2014)

•    No additional annual equity awards were made with respect to 2015 or are anticipated with respect to 2016 or 2017, except in the very limited circumstances described below

•    The 2015 retention awards are, due to the passage of time, equivalent to ordinary course annual awards that would otherwise have been made in February 2015

✓	“Double-trigger” vesting provisions

•    Since it was not consummated, the Comcast-TWC transaction had no impact on the vesting schedules of the 2015 and 2016 retention awards (made in February 2014)

•    All the retention awards remain outstanding as ongoing retention incentives, subject to the vesting schedules that were approved at the time such grants were made

•    The awards do not vest automatically upon the closing of the mergers, but are subject to a double trigger

✓	Performance-Based	• Stock-based incentive awards align the interests of TWC employees with those of TWC stockholders and are inherently performance-based
✓	Broad-Based	• Granted to all employees who were eligible to participate in TWC’s equity program (approximately 1,900 employees), including the executive officers
✓	Effective	• TWC successfully retained senior management during the pendency of the Comcast-TWC merger • These awards continue to address retention challenges in light of the pending mergers
2015 Supplemental Bonus Opportunity		An increase to an employee’s annual bonus opportunity by 50% of such employee’s actual payout under TWC’s 2015 annual cash incentive plan
✓	Retention Incentive	• Paid, if performance thresholds achieved, on July 1, 2016; designed to incentivize employees through the expected pendency of the mergers
✓	Performance-Based	• Paid out only upon the achievement of certain performance thresholds
✓	Broad-Based	• Granted to all employees who participate in TWC’s regular 2015 annual cash incentive plan (approximately 14,000 employees), including the executive officers
✓	Effective

•    A similar program for 2014 successfully incentivized record operational and solid financial success in that year and provided ancillary retention benefits during the pendency of the Comcast-TWC merger

Charter Transaction Retention Grants

On May 23, 2015, the compensation committee of the TWC board of directors approved retention equity awards for all employees of TWC who were eligible to receive equity-based compensation awards (approximately 1,900 employees), including the executive officers. The awards were intended to address employee retention in connection with the anticipated mergers with Charter, while at the same time preserving appropriate incentives and alignment of employees with TWC stockholders in light of the possibility that the mergers may not close. The awards were granted on June 2, 2015. These awards are referred to in this joint proxy statement/prospectus as the 2017 retention awards.

These retention grants were designed to advance the annual equity awards that the employees would otherwise have received in 2017, and the value of each retention award is intended to reflect the expected target value of such 2017 awards and, accordingly, had an intended value equal to the employee’s long-term incentive target value at the time of grant. The retention grant consisted of restricted stock units subject to service-based vesting. The vesting schedule was designed to mirror the vesting schedule that would have applied to the annual equity grants had they been made in 2017, without imposing any performance conditions, and will vest in equal 50% increments on February 13, 2020 and February 13, 2021. Similarly, the availability of accelerated and pro rata vesting of awards that could apply under normal course awards where holders meet certain service and age requirement or are terminated from employment involuntarily, respectively, was delayed until the date on which the grants would otherwise have been made. As a result of their terms, these awards were not intended to be, and are not, equivalent to annual awards that might have been made during 2015, nor should they be considered as additive to the advanced 2015 retention awards made in 2014 (as further described in the succeeding paragraph).

Other Restricted Stock Unit Awards.

In February 2014, in connection with its proposed merger with Comcast Corporation, TWC made retention grants of restricted stock units subject to service-based vesting designed to advance the annual equity awards that the employees would otherwise have received in 2015 and 2016. These awards are referred to in this joint proxy statement/prospectus as the 2015 and 2016 retention awards. The vesting schedule was designed to mirror the vesting schedule that would have applied to the annual equity grants had they been made in 2015 and 2016, without imposing any performance conditions. The 2015 retention awards vest 50% on February 12, 2018 and 50% on February 12, 2019. The 2016 retention awards vest 50% on February 12, 2019 and 50% on February 12, 2020. As a result of the passage of time, the 2015 retention awards are equivalent to awards that would have otherwise been granted as annual awards in February 2015.

The compensation committee of the TWC board of directors believed that the retention awards needed to be sufficiently meaningful to the employees so that forfeiture would represent a significant deterrent to leaving employment with TWC and to limit the ability and willingness of other employers to make up the value of the awards in order to entice the departure of TWC’s employees. Pursuant to the terms of the 2016 and 2017 retention awards, if an employee’s employment is terminated without cause prior to February 13, 2016 and 2017, respectively, and prior to the completion of the mergers, that employee will forfeit the entire retention award.

Restricted stock units granted as annual long-term incentive compensation in respect of each of the 2014 fiscal year and prior fiscal years included performance-based vesting conditions, which have been met, as well as service-based vesting criteria, generally requiring service through the third and fourth anniversaries of the date of grant for full vesting.

TWC did not make additional annual equity grants in 2015 and does not intend to make additional annual equity grants with respect to 2016 or 2017, regardless of whether the mergers close or the merger agreement is terminated, absent an increase in the employee’s responsibilities. Following the completion of the mergers, New Charter will determine whether to grant additional equity awards to TWC employees. Pursuant to the merger agreement, before the completion of the mergers, TWC may not make equity grants other than in the ordinary course of business consistent with past practice and subject to the limitation that, in all cases, the aggregate value of (i) the 2017 retention grant (which totaled approximately

$147.6 million at the time of grant) and (ii) other permitted equity awards (but excluding ordinary course equity grants to new hires, newly promoted executives, and annual equity awards to non-employee directors) made prior to the completion of the mergers cannot exceed $225 million at the time of grant.

Section 162(m) of the Code, which is referred to in this joint proxy statement/prospectus as Section 162(m), generally disallows a tax deduction to public corporations for compensation in excess of $1 million in any one year with respect to each of its Chief Executive Officer and three most highly paid executive officers (other than the Chief Financial Officers), who are referred to in this joint proxy statement/prospectus as Section 162(m) covered employees, with the exception of compensation that qualifies as performance-based compensation. As disclosed in TWC’s proxy statement dated May 18, 2015, in connection with its 2015 annual meeting of stockholders, the compensation committee of the TWC board of directors considers Section 162(m) implications in making compensation recommendations and in designing compensation programs for the executives. However, the compensation committee of the TWC board of directors retains the discretion to pay compensation that is not deductible when it determines such compensation to be in the best interests of TWC and its stockholders. Because the vesting schedule of the 2015 and 2016 retention awards and the 2017 retention awards do not include performance conditions, these retention awards are not considered performance-based for purposes of Section 162(m) and will therefore be subject to the deduction limitations of Section 162(m) applicable to Section 162(m) covered employees for the year in which the retention awards vest. After the mergers are completed, TWC expects that the holders of the retention awards will not be Section 162(m) covered employees of New Charter in respect of the year in which the completion of the mergers occurs, so the Section 162(m) limitations would not apply in that year. Such holders would have to become Section 162(m) covered employees of New Charter for the limitations to apply.

2015 Supplemental Bonus Opportunity

On May 23, 2015, the compensation committee of the TWC board of directors approved a supplemental bonus opportunity for all employees, including executive officers, who participate in TWC’s regular 2015 annual cash incentive plan (approximately 14,000 employees). The supplemental bonus opportunity was intended to enhance employee retention during the pendency of the mergers and thereafter, while preserving incentives designed to keep employees focused on executing on TWC’s operating plan.

The supplemental bonus opportunity is equal to 50% of each eligible employee’s actual bonus payout under TWC’s regular 2015 annual cash incentive plan. For example, an employee with a payout, based on actual performance, of $10,000 under the regular 2015 annual cash incentive plan would be entitled to a payment, under the supplemental bonus opportunity, of an additional $5,000. Payments under the supplemental bonus opportunity will be determined by reference to the same performance thresholds and process as under the regular 2015 annual cash incentive plan except that any supplemental bonus payments will generally be paid on July 1, 2016 (by New Charter or TWC, depending on the timing of the completion of the mergers).

In light of the success of a similar program in 2014, the compensation committee of the TWC board of directors believed that meaningfully increasing the size of the potential cash bonus opportunity for 2015 for the general employee population, as well as the executive officers, was essential to motivate, reward and retain participants in light of TWC’s goals and circumstances. The compensation committee of the TWC board of directors believed that mirroring the 2015 bonus program and goals in the supplemental bonus program reinforced the criticality of achieving, and exceeding, the performance objectives despite the potential Charter mergers distractions and additional responsibilities. In addition, the timing of the payment of the bonus would also serve to reinforce the retention of senior management through the closing of the mergers and beyond if the mergers close prior to July 1, 2016.

If, prior to July 1, 2016, an executive officer’s employment is terminated either by TWC without “cause” or by the executive officer for “good reason” (as such terms are defined in the respective Officer Equity Arrangements), such executive officer will be eligible to receive (i) if such termination occurs in calendar year

2015 prior to the completion of the mergers, a prorated portion of the supplemental bonus through the date of such termination or (ii) if such termination occurs in calendar year 2015 but following the completion of the mergers, the full value of the supplemental bonus he or she would have otherwise received had his or her employment continued through December 31, 2015, with such amounts, whether payable pursuant to prong (i) or prong (ii), to be paid on July 1, 2016.

Pursuant to the merger agreement, TWC’s aggregate payments under the supplemental bonus opportunity may not exceed $100 million. The supplemental bonus opportunity will not be considered part of a TWC executive officer’s target bonus for purposes of calculating severance payments (see more detailed discussion on severance, below). TWC executive officers’ target supplemental bonus opportunities are set out below:

Executive Officer	2015 Target Supplemental Bonus Opportunity
Robert D. Marcus	$2,500,000
Dinesh C. Jain	$1,250,000
All Other Executive Officers as a Group (6 persons)	$1,357,309

Residential Video Subscriber Additions Bonus

In addition, to encourage employee focus on quarterly residential video subscriber net additions in 2015, as in 2014, the compensation committee of the TWC board of directors approved an additional bonus opportunity equal to 5% of each participant’s 2015 annual target cash bonus under TWC’s 2015 annual cash bonus plan if in any quarter of 2015, TWC experienced a net increase in residential video subscribers, which was payable only with respect to one such quarter. Such additional bonus opportunity is referred to in this joint proxy statement/prospectus as a Residential Video Subscriber Additions Bonus. This Residential Video Subscriber Additions Bonus was achieved in the first quarter of 2015 and, as a result, the annual cash bonus for participants in TWC’s 2015 annual cash bonus plan has been increased by 5% of their annual target bonus. In light of TWC’s success in the first quarter of 2015 and to continue to motivate participants to work to add customers, the compensation committee of the TWC board of directors approved a new Residential Video Subscriber Additions Bonus with the same terms but only with respect to the second quarter of 2015. Messrs. Marcus and Jain were not eligible to receive this additional Residential Video Subscriber Additions Bonus in respect of the second quarter of 2015. This Residential Video Subscriber Additions Bonus was not achieved in the second quarter of 2015. The impact of any Residential Video Subscriber Additions Bonuses has not been included in the table above.

Potential Severance Payments and Benefits to Executive Officers

TWC has entered into employment agreements with each of its executive officers, which, among other things, specify the severance payments and benefits to be provided upon various circumstances of termination of employment. From the execution of the merger agreement through the date of this joint proxy statement/prospectus, neither TWC nor Charter has entered into any new employment agreements with TWC’s executive officers, whether in connection with the mergers or otherwise. As discussed below, each of such agreements has been amended effective as of July 31, 2015.

Information regarding certain potential severance payments and benefits to TWC’s “named executive officers” that are related to the mergers is provided below under “—Quantification of Potential Payments to TWC Named Executive Officers in Connection with the Mergers.” As explained in that section, four of TWC’s current executive officers, Messrs. Marcus, Jain, Lawrence-Apfelbaum and Stern, were also “named executive officers” of TWC for 2014. The severance rights of Messrs. Marcus, Jain, Lawrence-Apfelbaum and Stern are described in that section. TWC’s other four executive officers who are not also named executive officers would be entitled to severance payments and benefits under their employment agreements as follows:

•	accrued but unpaid bonus for any previously completed fiscal year, based on actual results for the year;

•	pro rata bonus for service during the year of termination, based on actual results for the year;

•	for Mses. East and MacKinnon, 36 months, and for Messrs. Osbourn and Siegel, 18 months, of continued salary and bonus payments, paid on TWC’s normal payroll payment dates for salary, where the bonus component is set at target;

•	for Ms. East and Messrs. Osbourn and Siegel the aggregate salary and target bonus used are the greater of (i) the amounts in effect at termination or (ii) the amounts in effect on the effective date of his or her employment agreement; and

•	for Ms. MacKinnon, the salary and target bonus used are those in effect at termination; and

•	for Mses. East and MacKinnon, 36 months, and for Messrs. Osbourn and Siegel, 18 months, of continued participation in TWC’s health and welfare benefit plans.

For Mses. East and MacKinnon the above severance payments and benefits are triggered if employment is terminated without “cause” or if the executive officer resigns for “good reason,” which are collectively referred to in this joint proxy statement/prospectus as Qualifying Terminations, either (i) within 24 months following a change in control or (ii) following TWC’s execution of a merger, acquisition, sale or other agreement providing for a change in control but before 24 months following a change in control (or, if earlier, the expiration or termination of such agreement without a change in control). If a Qualifying Termination occurs outside of the time periods described above, the severance payments and benefits due are lower than the amounts above (e.g., they are provided severance for a 24-month period versus a 36-month period). For Messrs. Osbourn and Siegel, the above severance payments and benefits are triggered upon any Qualifying Termination, regardless of whether there is also a change in control.

All of the severance payments and benefits set forth above are subject to the Golden Parachute Modified Cutback, which, generally, applies to first reduce cash-based payments and then to equity award vesting.

As a condition to receiving these severance payments and benefits, the executive officer must (i) execute, deliver and not revoke a release of claims and (ii) abide by the restrictive covenants detailed below. The agreements require each of the executive officers to abide by (i) perpetual restrictive covenants relating to non-disclosure and non-disparagement, (ii) a one-year covenant not to solicit TWC’s customers, independent contractors, joint venturers or suppliers, (iii) a one-year covenant not to solicit certain former employees, and (iv) a non-competition covenant during the officer’s employment term and for 24 months (18 months for Messrs. Osbourn and Siegel) following termination.

See “—Options and Restricted Stock Units Held by Executive Officers” and “—2015 Supplemental Bonus Opportunity” above for a description of the impact of an executive officer’s Qualifying Termination on their respective Officer Equity Arrangements and their 2015 supplemental bonus opportunity award.

“Good reason” generally means any of the following occurrences without the executive officer’s consent:

•	for Mses. East and MacKinnon, a material violation with respect to such executive officer’s authority, functions, duties, powers, responsibilities or place of employment;

•	a failure to cause any successor to all or substantially all of the business and assets of TWC expressly to assume TWC’s obligations under the employment agreement;

•	a material breach of the employer’s obligations under the employment agreement; or

•	for Ms. MacKinnon, a material violation with respect to her reporting relationship.

Each executive officer must provide TWC (or New Charter, as its successor) with written notice of the circumstances giving rise to “good reason” within 90 days of the occurrence of such circumstances and TWC or New Charter, as applicable, has 30 days from receipt of such notice to cure. If TWC (or New Charter, as its successor) does not cure the circumstances which gave rise to good reason within the 30-day cure period, the executive officer must terminate his or her employment as of the expiration of the cure period in order to resign for good reason.

Pursuant to the merger agreement, the employment agreements of Mses. East and MacKinnon and Messrs. Osbourn and Siegel have been amended effective as of July 31, 2015, to extend their terms through December 31, 2017 and to expand the scope of the “good reason” resignation rights thereunder. Pursuant to this amendment, “good reason” includes circumstances in which, during the period beginning as of the completion of the mergers and ending on the earlier of the second anniversary of the completion of the mergers and the expiration of the term of the executive’s employment agreement (such period referred to in this joint proxy statement/prospectus as the change in control protection period): (i) the executive officer’s base salary or target total direct compensation (i.e., the sum of base salary and target annual bonus and long-term incentive compensation) are reduced without the executive officer’s consent, and (ii) the executive officer’s target annual cash bonus is substituted with long-term incentive compensation in an amount representing in excess of 50% of the executive officer’s target annual cash bonus in effect as of immediately prior to the completion of the mergers. In addition, for Mses. East and MacKinnon, “good reason” includes the executive officer no longer reporting directly to the chief executive officer of New Charter during the change in control protection period. These amendments are referred to in this joint proxy statement/prospectus as the Compensation and Reporting Amendments.

In addition, pursuant to the merger agreement, the employment agreements of Mses. East and MacKinnon and Messrs. Osbourn and Siegel have been amended to provide that a termination of employment without cause will be deemed to have occurred, if, during the change in control protection period, New Charter (A) (i) offers the executive officer a position or (ii) relocates the executive officer’s existing position, which, in either case, will result in either (x) an increased commute each way of at least 40 miles more than the current distance between the executive officer’s home and then current work location or (y) a commute each way of at least 50 miles between the executive officer’s home and the proposed work location, and (B) the executive officer promptly rejects in writing such offer or relocation requirement. New Charter shall have 30 days from receipt of such rejection to cure by rescinding the offer or revoking the relocation, and, if New Charter does not cure, the executive officer must terminate his or her employment as of the expiration of the 30-day cure period in order for the resignation to constitute a termination without cause. This amendment is referred to in this joint proxy statement/prospectus as the Relocation Amendment.

Depending on their respective titles, roles, responsibilities, compensation, and work location, as applicable, immediately after the completion of the mergers, the executive officers may have the right to assert good reason, resign and collect severance benefits as described above, following such time.

Post-Closing Obligations of New Charter under the Merger Agreement

New Charter is obligated under the merger agreement to honor certain TWC compensation plans and agreements and to provide TWC employees, including the executive officers, with specified levels of compensation until the first anniversary of the completion of the mergers and specified levels of benefits until December 31, 2016. New Charter has agreed to honor all contracts providing for severance in accordance with their terms and to honor, without amendment, all plans providing for severance for the period beginning on the completion of the mergers and ending on the first anniversary of the completion of the mergers (or for any longer period required under any such plan). With respect to its commitment to honor compensation levels, New Charter has agreed (i) to provide TWC employees (except those covered by a collective bargaining agreement) with base pay and annual cash bonus opportunities, as applicable, that are no less favorable in the aggregate than those provided to TWC employees immediately prior to the completion of the mergers and (ii) to provide TWC employees (except those covered by a collective bargaining agreement) with commission and cash incentive opportunities, as applicable, that are no less favorable than either those provided to each such TWC employee immediately prior to the completion of the mergers or those provided to similarly situated employees of New

Charter or its subsidiaries following the completion of the mergers. See “The Merger Agreement—Employee Matters” beginning on page 261 of this joint proxy statement/prospectus for more detail about these employee-related interests.

Restricted Stock Unit and Deferred Stock Units Held by Non-Employee Directors

As of August 7, 2015, TWC’s non-employee directors held an aggregate of 30,834 deferred stock units and 188,633 restricted stock units, which were granted pursuant to the 2006 Plan and the 2011 Plan, including the amendments thereto and award agreements thereunder, which are referred to in this joint proxy statement/prospectus as the Director Equity Arrangements.

Under the Director Equity Arrangements, upon a change in control of TWC, as defined therein, restricted stock units and deferred stock units held by such directors will become payable, along with any retained distributions credited thereto (generally to reflect dividends or distributions other than regular cash dividends), if applicable, and are settled as soon as practicable following such change in control. The completion of the mergers will be a change in control under the Director Equity Arrangements, and such awards will be cancelled in exchange for a cash payment which will be determined in accordance with the methodology described in “The Merger Agreement—Treatment of TWC Equity Awards” beginning on page 240 of this joint proxy statement/prospectus.

In addition, to the extent such payment (a) constitutes a “parachute payment” under Section 280G of the Code and (b) would be subject to the excise tax imposed by Section 4999 of the Code, then such payment shall either be made (i) in full or (ii) in such lesser amount that would result in no portion thereof being subject to the Section 4999 excise tax, whichever of the foregoing (taking into account all applicable taxes), results in the individual’s receipt on an after-tax basis, of the greatest amount of total compensation, notwithstanding that all or some portion of the payments may be taxable under Section 4999. This provision, including as applied under any other plans, agreements or arrangements to any executive officer or other vesting or payment events, is referred to in this joint proxy statement/prospectus as a “Golden Parachute Modified Cutback.” For illustrative purposes, if the completion of the mergers were to have occurred on August 7, 2015, the latest practicable date prior to the filing of this joint proxy statement/prospectus, no equity awards held by any of the non-employee directors would be cut back.

For illustrative purposes, if the completion of the mergers were to have occurred on August 7, 2015, the latest practicable date prior to the filing of this joint proxy statement/prospectus, the aggregate cash-out value of all deferred stock units and restricted stock units for all non-employee directors would be approximately $43.0 million in the aggregate (calculated as required under the merger agreement and using the average closing market price of a share of Charter Class A common stock on NASDAQ over the first five business days following the first public announcement of the merger agreement of $177.82) as both the closing price of a share of Charter Class A common stock on the day immediately prior to the date of completion of the second merger and also the volume weighted average per-share price of Charter Class A common stock during the ten full trading days ending on the trading day preceding the completion of the mergers for purposes of calculating the stock award exchange ratio.).

Beneficial Ownership of Directors and Executive Officers

TWC’s executive officers and directors hold shares of TWC common stock, which will be treated like all other shares of TWC common stock in the mergers. See “Certain Beneficial Owners of TWC Common Stock—Security Ownership by the TWC Board of Directors and Executive Officers” beginning on page 327 of this joint proxy statement/prospectus for further details.

Indemnification; Directors and Officers Insurance

Under the merger agreement, certain former directors and officers of TWC will have rights to indemnification and expense advancement from New Charter and Charter has agreed to cause New Charter to maintain directors’ and officers’ insurance policies and fiduciary liability insurance policies or purchase tail coverage, in each case for a six-year period. See “The Merger Agreement—Indemnification and Insurance” beginning on page 260 of this joint proxy statement/prospectus for further details.

Quantification of Potential Payments to TWC Named Executive Officers in Connection with the Mergers

The information below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each TWC “named executive officer” that is based on or otherwise relates to the mergers. Under applicable SEC rules, TWC’s named executive officers are required to consist of TWC’s executive officers who, during 2014, served as TWC’s principal executive officer and principal financial officer and the three most highly compensated executive officers who were serving as such at the end of 2014. For 2014, TWC’s named executive officers were:

•	Robert D. Marcus, who served as Chairman and Chief Executive Officer during 2014;

•	Dinesh C. Jain, who served as Chief Operating Officer during 2014;

•	Arthur T. Minson, Jr., who served as Executive Vice President and Chief Financial Officer during 2014;

•	Marc Lawrence-Apfelbaum, who served as Executive Vice President, General Counsel and Secretary during 2014; and

•	Peter C. Stern, who served as Executive Vice President and Chief Product, People and Strategy Officer during 2014.

To the extent that any of TWC’s named executive officers’ compensation arrangements are described in “—Interests of Directors and Executive Officers of TWC in the Transactions” beginning on page 297 of this joint proxy statement/prospectus, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s transaction-related compensation, as of August 7, 2015 assume the following:

•	that the consummation of the mergers constitutes a change in control for purpose of the applicable compensation plan or agreement;

•	that the change in control was consummated on August 7, 2015, the latest practicable date prior to the filing of this joint proxy statement/prospectus;

•	each named executive officer’s employment is terminated without “cause” or with “good reason” immediately following the change in control; and

•	the value of the vesting acceleration of the named executive officers’ equity awards is calculated assuming (i) a price per share of Charter Class A common stock of $177.82 (the average closing market price of a share of Charter Class A common stock on NASDAQ over the first five business days following the first public announcement of the merger agreement, in accordance with SEC rules) as both the closing price of a share of Charter Class A common stock on the day immediately prior to the date of completion of the second merger and also the volume weighted average per-share price of Charter Class A common stock during the ten full trading days ending on the trading day preceding the completion of the mergers for purposes of calculating the stock award exchange ratio and (ii) the conversion of TWC equity awards into equity awards with respect to New Charter Class A common stock as described in “The Merger Agreement—Treatment of TWC Equity Awards” beginning on page 240 of this joint proxy statement/prospectus.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this joint proxy statement/prospectus. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash(1)(2)	Equity(3)	Perquisites/ Benefits(4)	Other(5)	Totals
Robert D. Marcus	$22,650,000	$67,126,648	$396,156	$2,625,000	$92,797,804
Dinesh C. Jain	$12,075,000	$21,871,081	$78,025	$1,312,500	$35,336,606
Marc Lawrence-Apfelbaum	$4,309,500	$14,797,071	$326,163	$341,250	$19,773,984
Peter C. Stern	$4,309,500	$12,120,665	$162,136	$341,250	$16,933,551
Arthur T. Minson, Jr. (6)	—	—	—	$5,000,000	$5,000,000

(1)	The amounts in this column reflect continuation of annual base salary and target bonus in effect on the assumed date of termination for a 36-month period for Messrs. Marcus, Jain, Lawrence-Apfelbaum and Stern. Base salaries as of the assumed effective time of the transaction (August 7, 2015) are as follows: Mr. Marcus ($1,500,000), Mr. Jain ($1,000,000), Mr. Lawrence-Apfelbaum ($650,000) and Mr. Stern ($650,000). The most recent target annual bonuses as of August 7, 2015 are as follows: Mr. Marcus ($5,000,000), Mr. Jain ($2,500,000), Mr. Lawrence-Apfelbaum ($650,000) and Mr. Stern ($650,000). These severance amounts are “double trigger” payments, payable if the executive officer resigns for “good reason” (see discussion below) or is terminated by TWC without cause within (i) 24 months following the effective date of a change in control or (ii) following TWC’s execution of an agreement contemplating a change in control but before the date that is 24 months after a change in control (or, if earlier, the expiration or termination of such change in control agreement without a change in control). Assuming a termination of employment on August 7, 2015, the amounts also include a pro-rata target bonus (incorporating the achievement of the Residential Video Subscriber Additions Bonus in respect of the first quarter of 2015) for the year of termination which are as follows: Mr. Marcus ($3,150,000), Mr. Jain ($1,575,000), Mr. Lawrence-Apfelbaum ($409,500) and Mr. Stern ($409,500). Ultimately, such bonus amounts would be paid based on actual performance. These amounts reflect the full amount of cash severance payable to these officers assuming termination occurs immediately following the completion of the mergers. In the case of Messrs. Marcus, Jain, and Stern, only a portion of this amount reflects an increase to severance payments from what they would have been had no change in control occurred.
(2)	The compensation arrangements of each of Messrs. Marcus, Jain, Lawrence-Apfelbaum and Stern provide for a Golden Parachute Modified Cutback. Based on the assumptions listed above, for Messrs. Marcus, Jain, Lawrence-Apfelbaum and Stern, neither the severance amounts nor any amounts in this table have been reduced because the officers in all cases would have had a better after-tax result had all amounts been paid in full.
(3)	The amounts in this column reflect the value (spread value in the case of options) in respect of restricted stock units and unvested options that would vest, in each case, in accordance with the merger agreement and without regard to applicable tax withholding. The amounts for each named executive officer represent the following amounts: Mr. Marcus: $53,437,009 for 272,374 restricted stock units and $13,689,639 for 121,502 unvested options; Mr. Jain: $21,871,081 for 111,479 restricted stock units; Mr. Lawrence-Apfelbaum: $10,780,663 for 54,953 restricted stock units and $4,016,408 for 35,445 unvested options; and Mr. Stern: $9,235,230 for 47,078 restricted stock units and $2,885,435 for 25,651 unvested options.

(4)	The amounts in this column include (i) for all executive officers, continuation of health and welfare benefits for a 36-month period, (ii) in addition, for Mr. Marcus, continued supplemental life insurance coverage and financial services during his 36-month severance period, (iii) in addition, for Mr. Lawrence-Apfelbaum, continued supplemental life insurance coverage, and executive level outplacement services during his 36-month severance period and one year of office space and secretarial services, and (iv) in addition, for Mr. Stern, executive level outplacement services during his 36-month severance period. The table below identifies and quantifies the individual perquisites and benefits for each of Messrs. Marcus, Jain, Lawrence-Apfelbaum and Stern.

Name	Financial Planning	Healthcare Continuation	Life Insurance	Outplacement Services	Office Space	Total Perquisites
Robert D. Marcus	$300,000	$71,964	$24,192	—	—	$396,156
Dinesh C. Jain	—	$78,025	—	—	—	$78,025
Marc Lawrence-Apfelbaum	—	$66,138	$49,065	$90,000	$120,960	$326,163
Peter C. Stern	—	$72,136	—	$90,000	—	$162,136
Arthur T. Minson, Jr.	—	—	—	—	—	—

(5)	The amounts in this column reflect the 2015 supplemental bonus opportunity, based on target bonus on August 7, 2015, the assumed date of completion of the mergers, incorporating the achievement of the Residential Video Subscriber Additions Bonus in respect of the first quarter of 2015. These supplemental bonus opportunities are “single trigger.”
(6)	Mr. Minson resigned from his position as Executive Vice President and Chief Financial Officer of TWC and from his employment, effective as of June 1, 2015. Pursuant to the terms of a letter agreement dated May 28, 2015, between TWC and Mr. Minson, upon the closing of the mergers, if such closing occurs prior to January 1, 2017, and as long as Mr. Minson has complied with his obligations to provide certain advisory services and complied with the restrictive covenants set forth in his employment agreement, TWC will pay Mr. Minson a lump-sum cash payment of $5 million. If the proposed mergers with Charter do not close before January 1, 2017, Mr. Minson will not be entitled to this payment.

For additional information regarding compensation arrangements with directors and other executive officers, please see “—Interests of Directors and Executive Officers of TWC in the Transactions” beginning on page 297 of this joint proxy statement/prospectus, which is incorporated herein by reference.

TWC’s Employment Agreements with its Named Executive Officers

TWC has entered into employment agreements with each of its named executive officers. These agreements, along with the Employee Equity Arrangements, cover the payments that would be due to these individuals in connection with the proposed transaction. The following provides a summary of material terms, conditions and circumstances under which the payments for Messrs. Marcus, Jain, Lawrence-Apfelbaum and Stern are triggered.

Pursuant to each named executive officer’s employment agreement, if the officer resigns for “good reason” (see discussion below) or is terminated by TWC without cause, the officer is entitled to the payments and benefits under their employment agreements described below:

•	accrued but unpaid bonus for the preceding fiscal year, based on actual results for the year;

•	pro rata bonus for service during the year of termination, based on actual results for the year;

•	continued salary and target bonus payments, paid on TWC’s normal payment dates for salary, with aggregate salary and target bonus amounts set at the greater of (i) amounts effective at termination, and (ii) amounts effective on effective date of the officer’s employment agreement;

•	continued participation in TWC’s health and welfare benefits and certain cable services during the 36-month severance period;

•	for Mr. Marcus, continued supplemental life insurance coverage and financial services during the 36-month severance period;

•	for Mr. Lawrence-Apfelbaum, continued supplemental life insurance coverage and executive level outplacement services during the 36-month severance period and one year of office space and secretarial services; and

•	for Mr. Stern, executive level outplacement services during the 36-month severance period.

For Messrs. Marcus, Jain, and Stern, the above severance payments and benefits are triggered if the officer’s termination occurs either (i) within 24 months following a change in control or (ii) following TWC’s execution of a merger, acquisition, sale or other agreement providing for a change in control but before 24 months following a change in control (or, if earlier, the expiration or termination of such agreement without a change in control). If such termination occurs outside of the time periods described above, the severance payments and benefits due are lower than the amounts above (e.g., they are provided severance for a 24-month period versus a 36-month period). For Mr. Lawrence-Apfelbaum, the above severance payments and benefits are triggered upon any Qualifying Termination, regardless of whether there is also a change in control.

See “The Merger Agreement—Treatment of TWC Equity Awards” beginning on page 240 of this joint proxy statement/prospectus and “—2015 Supplemental Bonus Opportunity” above for a description of the impact of a named executive officer’s Qualifying Termination on their respective Employee Equity Awards and their 2015 supplemental bonus opportunity award.

“Good reason” generally means any of the following occurrences without the officer’s consent:

•	a material violation with respect to such officer’s authority, functions, duties, powers, responsibilities or place of employment;

•	a failure to cause any successor to all or substantially all of the business and assets of TWC expressly to assume the obligations of TWC under the employment agreement;

•	a material breach of the employer’s obligations under the employment agreement; or

•	for Messrs. Marcus and Jain, a material violation with respect to his reporting relationship.

For Mr. Marcus, good reason also includes (i) TWC’s failure to nominate him for re-election to the TWC board of directors or Mr. Marcus otherwise ceasing to be a member of the TWC board of directors other than in connection with his removal as a director for cause under TWC’s bylaws and (ii) the failure to elect Mr. Marcus as Chairman of the TWC board of directors or Mr. Marcus otherwise ceasing to be the Chairman of the TWC board of directors other than in connection with his removal as a director for cause under TWC’s bylaws, subject to certain exceptions if cessation occurs under requirements of law.

Each named executive officer must provide TWC (or New Charter, as its successor) with written notice of the circumstances giving rise to “good reason” within 90 days of the occurrence of such circumstances and TWC or New Charter, as applicable, has 30 days from receipt of such notice to cure. If TWC (or New Charter, as its successor) does not cure the circumstances which gave rise to good reason within the 30-day cure period, the named executive officer must terminate his employment as of the expiration of the cure period in order to resign for good reason.

Pursuant to the merger agreement, the employment agreements of Messrs. Marcus, Jain, Lawrence-Apfelbaum and Stern have been amended to include the Relocation Amendment and the Compensation and Reporting Amendments, to the extent applicable to the executive, and to extend their terms through December 31, 2017, as described above in “—Potential Severance Payments and Benefits to Executive Officers.”

Depending on their respective titles, roles, responsibilities, compensation, and work location, as applicable, immediately after the completion of the mergers, Messrs. Marcus, Jain, Lawrence-Apfelbaum and Stern may have the right to assert good reason, resign and collect the above severance benefits following such time.

The severance payments and benefits set forth above for Messrs. Marcus, Jain, Lawrence-Apfelbaum and Stern are subject to the Golden Parachute Modified Cutback, which, generally, applies to first reduce cash-based payments and then to equity vesting.

As a condition to receiving these severance payments and benefits, the named executive officer must (i) execute, deliver and not revoke a release of claims and (ii) abide by the restrictive covenants detailed below. The agreements require each of the executive officers to abide by (i) perpetual restrictive covenants relating to non-disclosure and non-disparagement (mutual non-disparagement in the case of Messrs. Marcus, Jain and Lawrence-Apfelbaum), (ii) a one-year covenant relating to non-solicitation of TWC’s customers, independent contractors, joint venturers or suppliers, (iii) a one-year covenant relating to non-solicitation of certain former employees, and (iv) covenants relating to non-competition during their employment terms and for 24 months following the end of their employment terms.

Mr. Minson resigned from his position as Executive Vice President and Chief Financial Officer of TWC and from his employment, effective as of June 1, 2015. Pursuant to the terms of a letter agreement dated May 28, 2015 between Mr. Minson and TWC, Mr. Minson will serve as an advisor to TWC during the period (the “advisory period”) from June 1, 2015 through the first to occur of December 31, 2016 and the closing, or abandonment, of the mergers. During the advisory period, Mr. Minson has agreed to assist in the planning for closing of the mergers and related transactions, the integration of TWC’s operations with those of Charter, and other activities related to the mergers.

As consideration for his services, TWC paid Mr. Minson a one-time lump-sum cash payment of $5 million shortly following his resignation, subject to his execution and non-revocation of a release of claims in favor of TWC and affiliated parties. During his advisory period, Mr. Minson will remain subject to all restrictions on his ability to engage in competitive behavior and solicit TWC’s employees, pursuant to the terms of his employment agreement. He will be prohibited from hiring any TWC employees during the advisory period without TWC’s consent. Mr. Minson is entitled to no further compensation as an employee of TWC and he has forfeited all of his outstanding unvested TWC equity awards.

Upon the closing of the mergers, if such closing occurs prior to January 1, 2017, and as long as Mr. Minson has complied with his obligations to provide the services and with the restrictive covenants described above, TWC will be obligated to pay Mr. Minson a lump-sum cash payment of $5 million. If the proposed mergers with Charter do not close before January 1, 2017, Mr. Minson will not be entitled to this second payment.

INTERESTS OF CHARTER’S DIRECTORS AND EXECUTIVE OFFICERS IN THE TRANSACTIONS

When considering the recommendation of the Charter board of directors that Charter stockholders vote in favor of the adoption of the merger agreement and the approval of each of the stock issuances proposals, the Liberty transactions proposal and each of the certificate of incorporation proposals, Charter stockholders should be aware that directors and executive officers of Charter have certain interests in the proposed mergers and other transactions that may be different from or in addition to the interests of Charter stockholders generally. The Charter board of directors was aware of these interests and considered them, among other things, in evaluating and negotiating the various transaction agreements and the proposed mergers and other transactions, and in making its recommendation that Charter’s stockholders vote to approve the various transaction proposals. These interests are described in further detail below.

Charter’s current executive officers are: Thomas M. Rutledge, President and Chief Executive Officer; Christopher L. Winfrey, Executive Vice President and Chief Financial Officer; John Bickham, Chief Operating Officer; Donald F. Detampel, Jr., Executive Vice President and President, Commercial Services; Richard R. Dykhouse, Executive Vice President, General Counsel and Corporate Secretary; Jonathan Hargis, Executive Vice President, Chief Marketing Officer; and Kevin D. Howard, Senior Vice President—Finance, Controller and Chief Accounting Officer.

Treatment of Charter Equity Awards

Charter Stock Options. At completion of the third merger, each outstanding option, whether or not exercisable or vested, to purchase shares of Charter Class A common stock will be converted into an option to purchase the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock subject to such option immediately prior to the completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. The exercise price per share of New Charter Class A common stock will be equal to the quotient of (i) the exercise price of such option immediately prior to the completion of the third merger divided by (ii) the Parent Merger Exchange Ratio, rounded up to the nearest whole cent. Such converted options will be subject to the same terms and conditions as were applicable to the corresponding options immediately prior to completion of the third merger.

Charter Restricted Stock Awards. At completion of the third merger, each outstanding Charter restricted stock award will be converted into an award with respect to the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock underlying such award immediately prior to completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock awards will be subject to the same terms and conditions as applied to the corresponding awards immediately prior to completion of the third merger.

Charter Restricted Stock Units. At completion of the third merger, each outstanding Charter restricted stock unit, whether or not vested, will be converted into the right to acquire the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock underlying such unit immediately prior to completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. Such converted restricted stock units will be subject to the same terms and conditions as applied to the corresponding units immediately prior to completion of the third merger.

Enhanced Vesting Terms. The award agreements governing Charter’s performance-vesting equity awards held by employees provide for automatic, full vesting upon a change in control, such as the mergers, to the extent that the performance conditions are satisfied in connection with the change in control. Any awards that do not vest would be forfeited unless otherwise determined by the compensation committee of the board of directors of

Charter. It is currently expected that all applicable performance conditions will be satisfied upon completion of the mergers. In addition, the award agreements governing Charter’s time-vesting equity awards held by employees provide for full (as opposed to prorated) vesting upon a termination of employment by Charter without cause or a resignation for good reason within 30 days prior to, or 13 months (12 months in the case of Kevin Howard) following, the consummation of a change in control. Charter’s equity-based awards held by its non-employee directors are not subject to enhanced vesting in connection with a change in control or termination of service thereafter.

For an estimate of the amounts that would become payable to each of Charter’s named executive officers in settlement of their unvested equity-based awards, see “—Quantification of Payments and Benefits to Charter’s Named Executive Officers” below. Charter estimates that the aggregate amount that would become payable to Charter’s two executive officers other than its named executive officers in settlement of their unvested equity awards if the effective time of the mergers was August 7, 2015 and each experienced a termination of employment by Charter without cause or a resignation for good reason at such time, based on a price per share of Charter Class A common stock of $177.82 (the average closing price of a share of Charter Class A common stock on the five business days following the first public announcement of the merger agreement), is $6,555,026.

Employment Agreements

Existing Employment Agreements

Charter is currently party to employment agreements with each of its executive officers other than Mr. Howard, who participates in a severance plan described below. Other than for Mr. Rutledge, each of these employment agreements are expected to continue to apply following completion of the mergers. These employment agreements, which were in effect prior to the Charter board of directors’ evaluation and negotiation of the various transaction agreements, provide for the following severance benefits upon an involuntary termination of employment by Charter without cause or a resignation for good reason, whether or not in connection with a change in control:

•	Severance Payment. A cash severance payment equal to the product of (a) 2.5 (for Messrs. Rutledge and Bickham) or 2.0 (for all other applicable executive officers), multiplied by (b) the executive officer’s annual base salary and target annual bonus, which severance payment is payable in equal installments over two years following the date of termination (or, in the event of a termination of employment within two years following a change in control such as the proposed mergers, in a lump sum);

•	Health Insurance. A lump sum payment equal to the cost of health, dental and vision insurance benefit continuation under COBRA for (a) 30 months for Mr. Rutledge and (b) 24 months for the other executive officers;

•	Prorated Annual Bonus. In the case of Messrs. Rutledge and Bickham, a prorated annual bonus for the year of termination; and

•	Outplacement. In the case of Messrs. Detampel, Dykhouse, Hargis and Winfrey, reimbursement for up to one year of executive-level outplacement services.

As a condition of receiving the severance benefits under the employment agreements, each of the executive officers must execute a release of claims and comply with restrictive covenants concerning noncompetition and nonsolicitation of customers and employees for one to two years following the applicable date of termination and perpetual nondisparagement.

Although it is not currently anticipated that any of Charter’s executive officers will experience a termination of employment in connection with the completion of the mergers, for an estimate of the amounts that would become payable to each of Charter’s named executive officers under their employment agreements if a severance-qualifying termination of employment were to occur immediately following consummation of the mergers, see “—Quantification of Payments and Benefits to Charter’s Named Executive Officers” below. Charter estimates that the aggregate amount that would become payable to Richard Dykhouse under his employment agreement if the effective time of the mergers was August 7, 2015 and he incurred a severance-qualifying termination of employment on that date and immediately following consummation of the mergers, is $1,705,699.

Severance Plan for Senior Vice Presidents

Charter currently sponsors a severance plan for its senior vice presidents, including Kevin Howard. This plan, which was in effect prior to the Charter board of directors’ evaluation and negotiation of the various transaction agreements, would provide a participant with the following severance benefits upon an involuntary termination of employment by Charter without cause, whether or not in connection with a change in control:

•	Severance Payment. A cash severance payment equal to the participant’s annual base salary and target annual bonus, which severance payment is payable in equal installments over one year following the date of termination;

•	Health Insurance. A lump sum payment equal to the cost of health, dental and vision insurance benefit continuation under COBRA for one year;

•	Outplacement. Executive-level outplacement services for one year; and

•	Prorated Annual Bonus. In addition, although not contemplated by the severance plan, in the ordinary course of business, Charter would expect to pay a prorated bonus to an executive officer upon an involuntary termination of employment by Charter without cause or a resignation for good reason.

As a condition of receiving the severance benefits under the severance plan, each participant must execute a release of claims and comply with restrictive covenants concerning noncompetition, nonsolicitation and nondisparagement.

Although it is not currently anticipated that any of Charter’s executive officers will experience a termination of employment in connection with the completion of the mergers, Charter estimates that the aggregate amount that would become payable to Kevin Howard under the severance plan if the effective time of the mergers was August 7, 2015 and he incurred a severance-qualifying termination of employment on that date and immediately following consummation of the mergers, is $707,541.

New Employment Agreement for Thomas Rutledge

In connection with the consummation of the proposed mergers and other transactions, Charter’s chief executive officer, Thomas Rutledge, is expected to be offered the role of chief executive officer and chairman of New Charter and a new five-year employment agreement with New Charter, the terms of which are expected to be negotiated prior to consummation of the proposed mergers and other transactions.

Beneficial Ownership of Directors and Executive Officers

Charter’s directors and executive officers hold shares of Charter Class A common stock, which will be treated like all other shares of Charter Class A common stock in the mergers. See “Certain Beneficial Owners of Charter Class A Common Stock—Security Ownership by the Charter Board of Directors and Executive Officers” beginning on page 330 of this joint proxy statement/prospectus for further details.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, following the effective time, New Charter will indemnify present and former directors and officers of Charter in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent permitted under law, as described in “The Merger Agreement—Indemnification and Insurance.”

Quantification of Potential Payments to Charter’s Named Executive Officers in Connection with the Transactions

The information below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each of Charter’s “named executive officer” that is based on or otherwise relates to the mergers. Under applicable SEC rules, Charter’s named executive officers are required to consist of Charter’s executive officers who, during 2014, served as Charter’s principal executive officer and principal financial officer and the three most highly compensated executive officers who were serving as such at the end of 2014. For 2014, Charter’s named executive officers were:

•	Thomas M. Rutledge, who served as President and Chief Executive Officer during 2014;

•	Christopher L. Winfrey, who served as Executive Vice President and Chief Financial Officer during 2014;

•	John Bickham, who served as Chief Operating Officer during 2014;

•	Donald F. Detampel, Jr., who served as Executive Vice President and President, Commercial Services during 2014; and

•	Jonathan Hargis, who served as Executive Vice President, Chief Marketing Officer during 2014.

To the extent that any of Charter’s named executive officers’ compensation arrangements are described in “—Interests of Charter’s Directors and Executive Officers in the Transactions” beginning on page 312 of this joint proxy statement/prospectus, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s transaction-related compensation, as of August 7, 2015 assume the following:

•	that consummation of the mergers constitutes a change in control for purpose of the applicable compensation plan or agreement;

•	that the change in control was consummated on August 7, 2015, the latest practicable date prior to the filing of this joint proxy statement/prospectus;

•	each named executive officer’s employment is terminated without “cause” or with “good reason” immediately following the change in control; and

•	the value of the vesting acceleration of the named executive officers’ equity awards is calculated assuming a price per share of Charter Class A common stock of $177.82 (the average closing price of shares of Charter Class A common stock on the five business days following the first public announcement of the merger agreement).

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this joint proxy statement/prospectus. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Named Executive Officers
Thomas M. Rutledge	15,870,427	59,320,827	0	75,191,254
Christopher L. Winfrey	2,601,372	5,387,433	6,500	7,995,305
John Bickham	9,210,035	22,495,043	0	31,705,078
Donald F. Detampel, Jr.	2,441,100	5,387,433	6,500	7,835,033
Jonathan Hargis	2,231,750	4,865,548	6,500	7,103,798

(1)	The cash amount payable to the named executive officers consists of the following components:

(a)	A cash severance payment equal to the product of (a) 2.5 (for Messrs. Rutledge and Bickham) or 2.0 (for all other executive officers, multiplied by (b) the named executive officer’s annual base salary and target annual bonus, which severance payment is payable in equal installments over two years following the date of termination (or, in the event of a termination of employment within two years following a change in control such as the proposed mergers, in a lump sum);

(b)	A lump sum payment equal to the cost of health, dental and vision insurance benefit continuation under COBRA for (a) 30 months for Mr. Rutledge and (b) 24 months for the other named executive officers; however, because Messrs. Detampel and Hargis did not participate in such benefit plans as of August 7, 2015, they would not have received the COBRA supplement upon a termination of employment at such time; and

(c)	A prorated bonus for the year of termination.

All components of the cash amount are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment following the consummation of the mergers). As a condition of receiving the severance benefits under the employment agreements, the named executive officers must execute a release of claims and comply with restrictive covenants concerning noncompetition and nonsolicitation of customers and employees for one to two years following the applicable date of termination and perpetual nondisparagement. The estimated amount of each component of the cash payment is set forth in the table below.

Name	Severance Payment ($)	COBRA Payment ($)	Prorated Bonus ($)
Named Executive Officers
Thomas M. Rutledge	13,750,000	20,427	2,100,000
Christopher L. Winfrey	2,280,250	27,947	293,175
John Bickham	8,078,125	18,160	1,113,750
Donald F. Detampel, Jr.	2,163,000	0	278,100
Jonathan Hargis	1,977,500	0	254,250

As described in more detail in “—Interests of Charter’s Directors and Executive Officers in the Transactions,” Mr. Rutledge is expected to be offered a new employment agreement prior to the consummation of the mergers, which may modify his severance entitlements.

(2)	As described in more detail in “The Merger Agreement—Treatment of Charter Equity Awards,” at completion of the third merger, each outstanding option, whether or not exercisable or vested, to purchase shares of Charter Class A common stock will be converted into an option to purchase the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock subject to such option immediately prior to the completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock. The exercise price per share of New Charter Class A common stock will be equal to the quotient of (i) the exercise price of such option immediately prior to the completion of the third merger divided by (ii) the Parent Merger Exchange Ratio, rounded up to the nearest whole cent.

In addition, at completion of the third merger, each outstanding Charter restricted stock award and restricted stock unit will be converted into a corresponding award with respect to the number of shares of New Charter Class A common stock equal to the product of (x) the number of shares of Charter Class A common stock underlying such award immediately prior to completion of the third merger multiplied by (y) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole share of New Charter Class A common stock.

Set forth below are the values of each type of unvested Charter equity-based award held by the named executive officers that would become payable upon the consummation of the mergers or a qualifying termination of employment thereafter. The amounts below in respect of time-vesting equity awards would become vested and payable double-trigger, while the amounts below in respect of performance-vesting equity awards would become vested and payable single-trigger (i.e., automatically as a result of the consummation of the mergers).

Name	Time-Vesting Options ($)	Performance- Vesting Options ($)	Time-Vesting Restricted Shares ($)	Performance- Vesting Restricted Shares ($)	Time-Vesting RSUs ($)
Named Executive Officers
Thomas M. Rutledge	15,829,151	13,875,933	13,558,775	13,634,704	2,422,264
Christopher L. Winfrey	4,781,778	0	0	0	605,655
John Bickham	6,862,751	4,107,600	4,445,500	5,868,060	1,211,132
Donald F. Detampel, Jr.	4,781,778	0	0	0	605,655
Jonathan Hargis	3,370,793	0	0	0	1,494,755

(3)	Under their employment agreements, upon a qualifying termination of employment, Messrs. Detampel, Hargis and Winfrey would be entitled to reimbursement for up to one year of executive-level outplacement services. Such benefits are double-trigger and subject to the same conditions as the cash severance payment described above.

TWC PROPOSALS

TWC Proposal I: Approval of the Adoption of the Merger Agreement

TWC stockholders are being asked to approve the adoption of the merger agreement pursuant to which, among other things, (i) Merger Subsidiary One will be first merged with and into TWC, with TWC continuing as the surviving corporation, and (ii) immediately thereafter TWC will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity and a wholly owned subsidiary of New Charter.

The affirmative vote of holders of a majority of the outstanding shares of TWC common stock entitled to vote is required to approve the adoption of the merger agreement at the TWC special meeting at which a quorum is present.

The approval of the TWC mergers proposal is a condition to the obligations of TWC, New Charter and Charter to complete the mergers.

THE TWC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TWC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADOPTION OF THE MERGER AGREEMENT.

TWC Proposal II: TWC Advisory Compensation Proposal

TWC is providing its stockholders with the opportunity to cast an advisory (non-binding) vote to approve certain specified compensation that will or may be made by TWC to its named executive officers in connection with the mergers, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. This proposal, which is referred to in this joint proxy statement/prospectus as the TWC advisory compensation proposal, gives TWC stockholders the opportunity to vote on an advisory (non-binding) basis on the compensation that will or may be paid by TWC to its named executive officers in connection with the mergers.

The compensation that TWC’s named executive officers may be entitled to receive from TWC in connection with the mergers is summarized in the table under “Interests of TWC’s Directors and Executive Officers in the Transactions—Quantification of Potential Payments to TWC Named Executive Officers in Connection with the Mergers” beginning on page 307 of this joint proxy statement/prospectus and related narrative disclosures.

The Company believes that its compensation programs, including its standard compensation programs and its merger-related retention equity awards and supplemental cash bonuses, play a key role in the Company’s ability to retain and motivate key talent during an unusually prolonged period of employee uncertainty, additional responsibilities and distraction. In this context, the TWC board of directors believes that significant retention and operational incentives were, and continue to be, essential. The TWC board of directors believes that even with these additional programs, TWC’s pay practices remain aligned with performance and are relatively conservative and market competitive.

The TWC board of directors encourages you to review carefully the compensation information disclosed in this joint proxy statement/prospectus.

The TWC board of directors unanimously recommends that the stockholders of TWC approve the following resolution:

“RESOLVED, that the stockholders of TWC approve, on an advisory (non-binding) basis, the compensation that will or may become payable by TWC to its named executive officers in connection with the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the table under “Interests of TWC’s Directors and Executive Officers in the Transactions—Quantification of Potential Payments to TWC Named Executive Officers in Connection with the Mergers” and the related narrative disclosures.”

The vote on the TWC advisory compensation proposal is a vote separate and apart from the vote on the adoption of the merger agreement. Accordingly, you may vote to approve the adoption of the merger agreement and vote not to approve the TWC advisory compensation proposal and vice versa. Because the vote on the TWC advisory compensation proposal is advisory only, it will not be binding on TWC, Charter or New Charter. Accordingly, if the merger agreement is adopted and the mergers are completed, the compensation payments that are contractually required to be paid by TWC to its named executive officers will or may be paid, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of TWC stockholders.

The affirmative vote of a majority of the votes cast at the TWC special meeting by holders of shares of TWC common stock at the TWC special meeting is required to approve, on an advisory (non-binding) basis, the TWC advisory compensation proposal.

THE TWC BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TWC STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE TWC ADVISORY COMPENSATION PROPOSAL.

CHARTER PROPOSALS

Charter Proposal I: Approval of the Adoption of the Merger Agreement

Charter stockholders are being asked to approve the adoption of the merger agreement pursuant to which, among other things, (i) TWC will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving entity and a wholly owned subsidiary of New Charter and (ii) Charter will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three continuing as the surviving entity and a wholly owned subsidiary of New Charter.

The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote and, with respect to the second merger, the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote are required to approve the adoption of the merger agreement at the Charter special meeting at which a quorum is present. The approval of the second merger may be required by the special approval requirements contained in Article Eighth of Charter’s existing certificate of incorporation for certain business combinations.

The approval of the Charter merger proposal is a condition to the obligations of TWC, New Charter and Charter to complete the mergers.

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADOPTION OF THE MERGER AGREEMENT.

Charter Proposal II: TWC Transactions Stock Issuance Proposal

Charter stockholders are being asked to approve the issuance of shares of New Charter Class A common stock to TWC and Charter stockholders in connection with the mergers. This proposal is referred to as the TWC transactions stock issuance proposal.

Approval of the TWC transactions stock issuance proposal requires a majority of votes cast by Charter stockholders present or represented by proxy at the special meeting at which a quorum is present.

Under NASDAQ rules, a company listed on the NASDAQ is required to obtain stockholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the mergers are completed, New Charter may be obligated to issue up to approximately 266 million shares of New Charter Class A common stock to TWC and Charter stockholders pursuant to the merger agreement.

The approval of the TWC transactions stock issuance proposal is a condition to the obligations of TWC, New Charter and Charter to complete the mergers.

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE TWC TRANSACTIONS STOCK ISSUANCE PROPOSAL.

Charter Proposal III: BHN Transactions Stock Issuance Proposal

Charter stockholders are being asked to approve the issuance of (i) a newly created Class B common stock of New Charter if the TWC transactions are consummated (or of Charter if the TWC transactions are not consummated but the BHN transactions are consummated), as applicable, and (ii) common units and preferred units of Charter Holdings (including shares of Class A Common Stock of New Charter or Charter, as applicable, which may be issued upon conversion or exchange of such common units or preferred units), in each case in connection with the BHN transactions. The foregoing proposal is referred to as the BHN transactions stock issuance proposal. If the mergers are not completed, but the BHN transactions are completed, the approval of the BHN transactions stock issuance proposal shall constitute the approval of the issuance of Charter Class B stock and Charter Class A Common Stock that may be issued upon conversion or exchange of Charter Holdings common and/or preferred units, in each case instead of New Charter Class A common stock and New Charter Class B Common Stock, as applicable.

Approval of the BHN transactions stock issuance proposal requires a majority of votes cast by Charter stockholders present or represented by proxy at the special meeting at which a quorum is present.

Under NASDAQ rules, a company listed on the NASDAQ is required to obtain stockholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the BHN transactions are completed, New Charter (or Charter, if the mergers are not completed) will be obligated to issue approximately 4 million shares of Class A Common Stock to Liberty Broadband and one share of Class B Common Stock to A/N (which will initially have a number of votes reflecting the voting power of the Charter Holdings common units (other than those owned by New Charter or Charter) and the convertible preferred units on an as-converted, as-exchanged basis, which voting rights are generally intended to reflect A/N’s economic interests in New Charter and Charter Holdings) and may be obligated to issue, upon conversion and/or exchange of the common and preferred units that will initially be issued to A/N by Charter Holdings, up to approximately 40 million shares of New Charter Class A common stock if the mergers are completed or 45 million shares of Charter Class A Common Stock if the mergers are not completed.

The approval of the BHN transactions stock issuance proposal is a condition to the obligations of New Charter, Charter and A/N to complete the BHN transactions.

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BHN TRANSACTIONS STOCK ISSUANCE PROPOSAL.

Charter Proposal IV: Liberty Transactions Proposal

Charter stockholders are being asked to approve the Liberty transactions as may be required by the special approval requirements contained in Article Eighth of Charter’s existing certificate of incorporation for certain business combinations, which requires that a “business combination” (as defined therein) involving an interested stockholder, defined as a holder of at least 10% of Charter’s voting stock, or an affiliate or associate of such interested stockholder, receive the following approvals: (i) a majority of the directors who are not affiliates, associates or representatives of the interested stockholder shall have determined that the business combination, including the consideration to be received, is fair to Charter and its stockholders (other than any stockholder that is an interested stockholder and any affiliates and associates of such interested stockholder), and (ii) holders of at least a majority of the votes entitled to be cast by the holders of the outstanding shares of voting stock, excluding the voting stock beneficially owned by the interested stockholder or any affiliate or associate of such interested stockholder, voting as a single class, must approve the transaction.

The Charter stockholders will be voting to approve the following matters at the Charter special meeting: the transactions and agreements contemplated by the Liberty investment agreement (including the issuance of New Charter Class A common stock to Liberty Broadband thereunder) (as described under “Other Agreements—Liberty Investment Agreement”), the transactions and agreements contemplated by the Liberty contribution agreement (as described under “Other Agreements—Liberty Contribution Agreement”) and the provisions of the BHN/Liberty stockholders agreement (including the stock issuance of either New Charter or Charter Class A common stock to Liberty Broadband thereunder) (as described under “Other Agreements—BHN/Liberty Stockholders Agreement”). The foregoing proposal, collectively and individually, is referred to as the Liberty transactions proposal.

The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares of Charter Class A common stock beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote is required to approve the Liberty transactions in accordance with Charter’s certificate of incorporation at the Charter special meeting at which a quorum is present, and, for purposes of the NASDAQ rules, the affirmative vote of a majority of the votes cast by holders of shares of Charter Class A common stock is required to approve the Liberty transaction proposal (with respect to stock issuances to Liberty Broadband) at the Charter special meeting at which a quorum is present.

Under NASDAQ rules, a company listed on the NASDAQ is required to obtain stockholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the mergers and BHN transactions are completed, New Charter will be obligated to issue approximately 25.63 million shares of New Charter Class A common stock to Liberty Broadband pursuant to the Liberty investment agreement and the BHN/Liberty stockholders agreement, and if the mergers are not completed but the BHN transactions are completed, Charter will be obligated to issue approximately 4.05 million shares of Charter Class A common stock to Liberty Broadband pursuant to the BHN/Liberty stockholders agreement.

The approval of the Liberty transactions proposal is a condition to the obligations of TWC, New Charter and Charter to complete the mergers, and the approval of the Liberty transactions proposal, with respect to the provisions of the BHN/Liberty stockholders agreement (including the stock issuance of either New Charter or Charter Class A common stock to Liberty Broadband in connection with the BHN transactions), is a condition to the obligations of New Charter, Charter and A/N to complete the BHN transactions.

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE LIBERTY TRANSACTIONS PROPOSAL.

Charter Proposal V: General Certificate of Incorporation Proposal

Charter stockholders are being asked to approve the adoption of the amended and restated certificate of incorporation, the form of which will be attached as Annex G to this joint proxy statement/prospectus, that will either be the amended and restated certificate of incorporation of New Charter if the mergers are consummated or the amended and restated certificate of incorporation of Charter if the mergers are not consummated but the BHN transactions are consummated (in which case the existing certificate of incorporation of Charter will be amended and restated to be in the form of the amended and restated certificate of incorporation that will be attached as Annex G to this joint proxy statement/prospectus). The amended and restated certificate of incorporation will include, among other things, the matters described in proposals VI, VII, VIII and IX and the authorization of a new class of capital stock, the Class B common stock, which is described in more detail under “Description of Capital Stock” and “Comparison of Stockholder Rights.” This proposal is referred to as the “general certificate of incorporation proposal.”

The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote and the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote are required to approve the general certificate of incorporation proposal at the Charter special meeting at which a quorum is present.

If the TWC transactions and the BHN transactions are not completed, the Charter board of directors reserves the right to abandon the amended and restated certificate of incorporation of Charter and/or New Charter, as applicable, without further action by Charter stockholders at any time even if the amended and restated certificate of incorporation has been approved by Charter stockholders. If the TWC transactions are consummated, the amended and restated certificate of incorporation of New Charter will be filed with the Secretary of State of the State of Delaware and the amended and restated certificate of incorporation of Charter will be abandoned. If the TWC transactions are not consummated but the BHN transactions are consummated, the amended and restated certificate of incorporation of Charter will be filed with the Secretary of State of the State of Delaware and the amended and restated certificate of incorporation of New Charter will be abandoned. If neither the TWC transactions nor the BHN transactions are consummated, the amended and restated certificate of incorporation will not be filed with the Secretary of State of the State of Delaware and will be abandoned.

The approval of each of the certificate of incorporation proposals is required to approve the adoption of the amended and restated certificate of incorporation. The amended and restated certificate of incorporation will not be filed and become effective if any of the certificate of incorporation proposals is not approved by Charter stockholders. The approval of all of the certificate of incorporation proposals shall constitute the requisite approval of the adoption of the amended and restated certificate of incorporation as required by Delaware law.

The approval of the general certificate of incorporation proposal is a condition to the obligations of TWC, New Charter and Charter to complete the mergers, and is a condition to the obligations of New Charter, Charter and A/N to complete the BHN transactions. However, for purposes of satisfying the conditions to the closing of the mergers, the general certificate of incorporation proposal are required to be approved by Charter shares excluding shares beneficially owned by Liberty Broadband and its affiliates and associates.

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE GENERAL CERTIFICATE OF INCORPORATION PROPOSAL.

Charter Proposal VI: Certificate of Incorporation Feature Proposal 1

Charter stockholders are being asked to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide that the special approval requirements for certain business combination transactions contained in Article Eighth of Charter’s existing certificate of incorporation will only be effective upon the termination of the BHN contribution agreement and will not apply to any transaction agreed or consummated prior to such time. The special approval requirements contained in Article Eighth of Charter’s existing certificate of incorporation are described under “—Charter Proposal III: Liberty Transactions Proposal” and “Comparison of Stockholder Rights.” This proposal is referred to as the “certificate of incorporation feature proposal 1.” If the certificate of incorporation proposal feature 1 is approved (and all other certificate of incorporation proposals are approved), the special approval requirements contained in Article Eighth of Charter’s existing certificate of incorporation will only be effective if and upon the termination of the BHN contribution agreement.

The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote and the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote are required to approve the certificate of incorporation feature proposal 1 at the Charter special meeting at which a quorum is present.

The approval of each of the certificate of incorporation proposals is required to approve the adoption of the amended and restated certificate of incorporation. The amended and restated certificate of incorporation will not be filed and become effective if any of the certificate of incorporation proposals is not approved by Charter stockholders. The approval of all of the certificate of incorporation proposals shall constitute the requisite approval of the adoption of the amended and restated certificate of incorporation as required by Delaware law.

The approval of the certificate of incorporation feature proposal 1 is a condition to the obligations of TWC, New Charter and Charter to complete the mergers, and is a condition to the obligations of New Charter, Charter and A/N to complete the BHN transactions. However, for purposes of satisfying the conditions to the closing of the mergers, the certificate of incorporation feature proposal 1 is required to be approved by a majority of the outstanding shares of Charter Class A common stock excluding shares beneficially owned by Liberty Broadband and its affiliates and associates.

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CERTIFICATE OF INCORPORATION FEATURE PROPOSAL 1.

Charter Proposal VII: Certificate of Incorporation Feature Proposal 2

Charter stockholders are being asked to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide that the number of directors that will constitute the entire board of directors of New Charter or Charter, as applicable, will be fixed at thirteen, and that A/N and Liberty Broadband (which we refer to individually in this section as an “investor party”) will have the following board nomination rights (subject to the limitations set forth in the BHN/Liberty stockholders agreement, some of which are described above under “Other Agreements—BHN/Liberty Stockholders Agreement—Size and Composition of the New Charter Board of Directors”):

•	three director nominees, if such investor party’s equity interest or voting interest in New Charter or Charter, as applicable, is greater than or equal to 20%;

•	two director nominees, if such investor party’s equity interest and voting interest in New Charter or Charter, as applicable, are both less than 20% but such investor party’s equity or voting interest is greater than or equal to 15%; provided however, that A/N will be entitled to nominate two director nominees if it owns an equity or voting interest in New Charter of 11% or more;

•	one director nominee, if such investor party’s equity interest and voting interest in New Charter or Charter, as applicable, are both less than 15% but such investor party’s equity or voting interest is greater than or equal to 5%; and

•	no director nominees if such investor party’s equity interest and voting interest in New Charter or Charter, as applicable, are both less than 5%.

This proposal is referred to as the “certificate of incorporation feature proposal 2.”

The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote and the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote are required to approve the certificate of incorporation feature proposal 2 at the Charter special meeting at which a quorum is present.

The approval of each of the certificate of incorporation proposals is required to approve the adoption of the amended and restated certificate of incorporation. The amended and restated certificate of incorporation will not be filed and become effective if any of the certificate of incorporation proposals is not approved by Charter stockholders. The approval of all of the certificate of incorporation proposals shall constitute the requisite approval of the adoption of the amended and restated certificate of incorporation as required by Delaware law.

The approval of the certificate of incorporation feature proposal 2 is a condition to the obligations of TWC, New Charter and Charter to complete the mergers, and is a condition to the obligations of New Charter, Charter and A/N to complete the BHN transactions. However, for purposes of satisfying the conditions to the closing of the mergers, the certificate of incorporation feature proposal 2 is required to be approved by a majority of the outstanding shares of Charter Class A common stock excluding shares beneficially owned by Liberty Broadband and its affiliates and associates.

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CERTIFICATE OF INCORPORATION FEATURE PROPOSAL 2.

Charter Proposal VIII: Certificate of Incorporation Feature Proposal 3

Charter stockholders are being asked to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide that:

•	the board of directors of New Charter or Charter, as applicable, must act by majority vote of the full board, subject to the following bullets;

•	for so long as A/N or Liberty Broadband has a voting or equity interest in New Charter or Charter, as applicable, equal to or greater than 20%, any change of control of New Charter or Charter, as applicable, will require the approval of (i) a majority of the full board of directors and (ii) a majority of the unaffiliated directors;

•	any transaction involving either A/N or Liberty Broadband or their respective affiliates or associates and New Charter or Charter (as applicable) (with limited exceptions) or any transaction in which A/N or Liberty Broadband (or any of their respective affiliates or associates) will be treated differently from the holders of Class A common stock or Class B common stock of New Charter or Charter, as applicable, will require the approval of (i) a majority of the unaffiliated directors plus (ii) a majority of the directors designated by the party without such a conflicting interest; however, the approval requirement in this clause (ii) will not apply to ordinary course programming and distribution agreements and related ancillary agreements entered into on an arms’ length basis;

•	any amendment to the amended and restated certificate of incorporation of New Charter or Charter, as applicable, will require the approval of (i) a majority of the full board and (ii) a majority of the unaffiliated directors (which is defined to mean directors not appointed by A/N or Liberty Broadband);

•	decisions of unaffiliated directors will exclude any directors who are not independent (as defined in the BHN/Liberty stockholders agreement) of New Charter (or, if applicable, Charter), Liberty Broadband and A/N; and

•	any decision with respect to a stockholder rights plan, including whether to implement a stockholder rights plan, will be made by a majority of the unaffiliated directors.

This proposal is referred to as the “certificate of incorporation feature proposal 3.”

The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote and the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote are required to approve the certificate of incorporation feature proposal 3 at the Charter special meeting at which a quorum is present.

The approval of each of the certificate of incorporation proposals is required to approve the adoption of the amended and restated certificate of incorporation. The amended and restated certificate of incorporation will not be filed and become effective if any of the certificate of incorporation proposals is not approved by Charter stockholders. The approval of all of the certificate of incorporation proposals shall constitute the requisite approval of the adoption of the amended and restated certificate of incorporation as required by Delaware law.

The approval of the certificate of incorporation feature proposal 3 is a condition to the obligations of TWC, New Charter and Charter to complete the mergers, and is a condition to the obligations of New Charter, Charter and A/N to complete the BHN transactions. However, for purposes of satisfying the conditions to the closing of the mergers, the certificate of incorporation feature proposal 3 is required to be approved by a majority of the outstanding shares of Charter Class A common stock excluding shares beneficially owned by Liberty Broadband and its affiliates and associates.

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CERTIFICATE OF INCORPORATION FEATURE PROPOSAL 3.

Charter Proposal IX: Certificate of Incorporation Feature Proposal 4

Charter stockholders are being asked to approve separately a feature of the amended and restated certificate of incorporation of New Charter or Charter, as applicable, that will provide that any New Charter shares owned by A/N or Liberty Broadband in excess of its applicable voting cap (as defined below) must be voted in the same proportion as all other votes cast by the public stockholders of New Charter or Charter, as applicable, with certain exceptions set forth in the BHN/Liberty Stockholders Agreement and described above under “Other Agreements—BHN/Liberty Stockholders Agreement—Voting Rights and Limits of Liberty Broadband and A/N.” The voting cap will be defined in the amended and restated certificate of incorporation to mean (A) in the case of Liberty Broadband, the greater of (x) the greater of 25.01% and 0.01% above the highest voting interest percentage of any other person or group (which will not exceed 23.5% in the case of A/N) and (y) 23.5%, increased one-for-one to a maximum of 35% for each permanent reduction (as defined in the BHN/Liberty stockholders agreement) in A/N’s equity interest (on an as-converted, as-exchanged basis) in New Charter or Charter, as applicable, below 15%; and (B) in the case of A/N, 23.5%, increased one-for-one to a maximum of 35% for each permanent reduction (as defined in the BHN/Liberty stockholders agreement) in Liberty Broadband’s equity interest New Charter or Charter, as applicable, below 15%.

This proposal is referred to as the “certificate of incorporation feature proposal 4.”

The affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock entitled to vote and the affirmative vote of holders of a majority of the outstanding shares of Charter Class A common stock (excluding shares beneficially owned by Liberty Broadband and its affiliates and associates) entitled to vote are required to approve the certificate of incorporation feature proposal 4 at the Charter special meeting at which a quorum is present.

The approval of each of the certificate of incorporation proposals is required to approve the adoption of the amended and restated certificate of incorporation. The amended and restated certificate of incorporation will not be filed and become effective if any of the certificate of incorporation proposals is not approved by Charter stockholders. The approval of all of the certificate of incorporation proposals shall constitute the requisite approval of the adoption of the amended and restated certificate of incorporation as required by Delaware law.

The approval of the certificate of incorporation feature proposal 4 is a condition to the obligations of TWC, New Charter and Charter to complete the mergers, and is a condition to the obligations of New Charter, Charter and A/N to complete the BHN transactions. However, for purposes of satisfying the conditions to the closing of the mergers, the certificate of incorporation feature proposal 4 is required to be approved by a majority of the outstanding shares of Charter Class A common stock excluding shares beneficially owned by Liberty Broadband and its affiliates and associates.

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CERTIFICATE OF INCORPORATION FEATURE PROPOSAL 4.

Charter Proposal X: Charter Advisory Compensation Proposal

Charter is providing its stockholders with the opportunity to cast an advisory (non-binding) vote to approve certain specified compensation that will or may be made by Charter to its named executive officers in connection with the transactions, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. This proposal, which is referred to in this joint proxy statement/prospectus as the Charter advisory compensation proposal, gives Charter stockholders the opportunity to vote on an advisory (non-binding) basis on the compensation that will or may be paid by Charter to its named executive officers in connection with the transactions.

The compensation that Charter’s named executive officers may be entitled to receive from Charter in connection with the transactions is summarized in the table under “Interests of Charter’s Directors and Executive Officers in the Transactions—Quantification of Potential Payments to Charter Named Executive Officers in Connection with the Mergers and Other Transactions” beginning on page 315 of this joint proxy statement/prospectus and related narrative disclosures.

The Charter board of directors encourages you to review carefully the compensation information disclosed in this joint proxy statement/prospectus.

The Charter board of directors unanimously recommends that the stockholders of Charter approve the following resolution:

“RESOLVED, that the stockholders of Charter approve, on an advisory (non-binding) basis, the compensation that will or may become payable by Charter to its named executive officers in connection with the transactions, as disclosed pursuant to Item 402(t) of Regulation S-K in the table under “Interests of Charter’s Directors and Officers in the Transactions—Quantification of Potential Payments to Charter Named Executive Officers in Connection with the Transactions” and the related narrative disclosures.”

The vote on the Charter advisory compensation proposal is a vote separate and apart from the vote on the adoption of the merger agreement or the other proposals that will be presented at the Charter special meeting. Accordingly, you may vote to approve the adoption of the merger agreement and vote not to approve the Charter advisory compensation proposal and vice versa. Because the vote on the Charter advisory compensation proposal is advisory only, it will not be binding on Charter, TWC or New Charter. Accordingly, if the merger agreement is adopted and the mergers are completed, the compensation payments that are contractually required to be paid by Charter to its named executive officers will or may be paid, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of Charter stockholders.

The affirmative vote of a majority of the votes cast at the Charter special meeting by holders of shares of Charter Class A common stock at the Charter special meeting is required to approve, on an advisory (non-binding) basis, the Charter advisory compensation proposal.

THE CHARTER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARTER STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER ADVISORY COMPENSATION PROPOSAL.

CERTAIN BENEFICIAL OWNERS OF TWC COMMON STOCK

The following table sets forth information as of the close of business on July 31, 2015 as to the number of shares of TWC common stock beneficially owned by:

•	each TWC named executive officer;

•	each current TWC director; and

•	all current TWC executive officers and directors, as a group.

	TWC Common Stock Beneficially Owned(1)
Name	Number of Shares	Right to Acquire Shares(2)	Percent of Class
Carole Black	1,410	6,509	*
Thomas H. Castro	—	5,590	*
David C. Chang	4,075	5,590	*
James E. Copeland, Jr.	—	7,419	*
Peter R. Haje(3)	15,622	7,419	*
Dinesh C. Jain	252	—	*
Donna A. James	150	7,419	*
Marc Lawrence-Apfelbaum(4)	10,591	—	*
Don Logan	—	7,419	*
Robert D. Marcus	78,830	85,171	*
Arthur T. Minson, Jr.	5	—	*
N.J. Nicholas, Jr.	2,333	7,419	*
Wayne H. Pace	28,384	6,500	*
Edward D. Shirley	1,333	7,419	*
Peter C. Stern	2,573	—	*
John E. Sununu	102	7,419	*
All current directors and executive officers as a group (19 persons)(3)-(4)	178,355	184,240	*

*	Represents beneficial ownership of less than one percent of the issued and outstanding TWC common stock on July 31, 2015.
(1)	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. Unless otherwise indicated, beneficial ownership represents both sole voting and sole investment power. This table does not include any shares of TWC common stock or other TWC equity securities that may be held by pension and profit-sharing plans of other corporations or endowment funds of educational and charitable institutions for which various directors and officers serve as directors or trustees. As of July 31, 2015, the only equity securities of TWC beneficially owned by the named persons or group were (i) shares of TWC common stock, (ii) options to purchase shares of TWC common stock and (iii) restricted stock units and deferred stock units reflecting the contingent right to receive shares of TWC common stock. None of these shares of TWC common stock was pledged as security.
(2)

Reflects shares of TWC common stock subject to (i) options to purchase TWC common stock that, on July 31, 2015, were unexercised, but were exercisable on or within 60 days after that date and (ii) restricted stock units that, on July 31, 2015, were unvested, but were expected to vest on or within 60 days after that date. These shares are excluded from the column headed “Number of Shares.” The “Right to Acquire Shares” for each of the non-employee directors includes restricted stock units issued to them as compensation since 2011, which represent the right to receive shares of TWC common stock after termination of service as a member of the TWC board of directors, but does not include their interests set forth in the table below in (i) restricted stock units issued to them as compensation prior to 2011, which represent the right to receive shares of TWC common stock six months after termination of service as a member of the TWC board of directors and (ii) deferred stock units issued under the Directors’ Deferred

Compensation Program, which represent the right to receive shares of TWC common stock on the distribution date selected by the director. Each non-employee director’s (i) restricted stock units issued to them as compensation prior to 2011 and (ii) deferred stock units as of July 31, 2015 are set forth below. The directors do not have voting rights with respect to these restricted stock units and deferred stock units, but they represent an economic interest in the shares of TWC common stock.

Name	Pre-2011 Restricted Stock Units	Deferred Stock Units
Carole Black	12,409	—
Thomas H. Castro	12,409	—
David C. Chang	11,113	6,110
James E. Copeland, Jr.	12,409	6,127
Peter R. Haje	12,409	8,106
Donna A. James	5,912	—
Don Logan	12,409	—
N.J. Nicholas, Jr.	12,409	7,962
Wayne H. Pace	9,204	2,527
Edward D. Shirley	5,912	—
John E. Sununu	5,912	—

(3)	Includes 666 shares of TWC common stock owned by the Peter and Helen Haje Foundation, as to which Mr. Haje and his spouse share voting power and investment power.
(4)	Includes an aggregate of approximately 1,051 shares of TWC common stock held by a trust under the TWC Savings Plan for the benefit of TWC’s current executive officers, including 845 shares for Mr. Lawrence-Apfelbaum.

Security Ownership of Certain Beneficial Owners

Based on a review of filings with the SEC, as of July 31, 2015, TWC has determined that each of the persons listed below is a beneficial holder of more than 5% of the outstanding shares of TWC common stock as of the date indicated.

Name and Address of Beneficial Owner	Shares of TWC Common Stock Beneficially Owned	Percent of Class
BlackRock, Inc.(1) 55 East 52nd Street New York, NY 10022	14,554,414	5.2%

Dodge & Cox(2) 555 California Street, 40th Floor San Francisco, CA 94104	19,396,055	6.9%

Soroban Capital Partners LP(3) 444 Madison Avenue, 21st Floor New York, NY 10022	14,207,334	5.0%

The Children’s Investment Fund Management (UK) LLP(4) 7 Clifford Street London, W1S 2FT, United Kingdom	14,102,143	5.0%

The Vanguard Group Inc.(5) 100 Vanguard Boulevard Malvern, PA 19355	15,222,575	5.4%

(1)	Based solely on a Schedule 13G filed by BlackRock, Inc. with the SEC on February 3, 2015, which reported, as of December 31, 2014, that it had sole voting power over 11,916,330 of the indicated shares, sole dispositive power over 14,539,054 of such shares, shared voting power over 13,628 of such shares and shared dispositive power over 15,360 of such shares.
(2)	Based solely on Amendment No. 1 to Schedule 13G filed by Dodge & Cox with the SEC on February 13, 2015, which reported, as of December 31, 2014, that it had sole voting power over 18,325,253 of the indicated shares and sole dispositive power over all of the indicated shares.
(3)	Based solely on a Schedule 13G filed by Soroban Capital Partners LP with the SEC on July 23, 2015, which reported, as of July 13, 2015, that it had shared voting and dispositive power over all of the indicated shares.
(4)	Based solely on a Schedule 13G filed by The Children’s Investment Fund Management (UK) LLP with the SEC on March 16, 2015, which reported, as of March 6, 2015, that it had shared voting and dispositive power over all of the indicated shares.
(5)	Based solely on Amendment No. 1 to Schedule 13G filed by The Vanguard Group, Inc. with the SEC on February 10, 2015, which reported, as of December 31, 2014, that it had sole voting power over 482,186 of the indicated shares, sole dispositive power over 14,763,896 of the indicated shares and shared dispositive power over 458,679 of the indicated shares.

CERTAIN BENEFICIAL OWNERS OF CHARTER CLASS A COMMON STOCK

The following table sets forth information as of July 31, 2015 regarding the beneficial ownership of Charter Class A common stock by:

•	each holder of more than 5% of outstanding shares Charter Class A common stock;

•	each Charter director and named executive officer; and

•	all Charter directors and executive officers as a group.

	Shares Beneficially Owned(1)
Name	Number	Percent of Class
5% Stockholders:
Liberty Broadband Corporation(2) 12300 Liberty Boulevard Englewood, CO 80112	28,838,718	25.74%

SPO Advisory Corp., John H. Scully and Edward H. McDermott(3) 591 Redwood Highway, Suite 3215 Mill Valley, California 94941	7,648,448	6.83%

Lone Pine Capital LLC and Stephen L. Mandel, Jr.(4) Two Greenwich Plaza Greenwich, CT 06830	6,338,300	5.66%

Berkshire Hathaway Inc.(5) 3555 Farnam Street Omaha, Nebraska 68131	6,198,237	5.53%

Directors and Executive Officers:
W. Lance Conn	9,170	*
Michael P. Huseby	2,937	*
Craig Jacobson	17,596	*
Gregory B. Maffei(6)	—	*
John C. Malone(2)(6)	—	*
John D. Markley, Jr.	36,820	*
David C. Merritt	9,170	*
Balan Nair	3,486	*
Eric L. Zinterhofer	12,861	*
Thomas M. Rutledge(7)	880,744	*
Christopher L. Winfrey(8)	436,092	*
John Bickham(9)	245,281	*
Donald F. Detampel, Jr.(10)	90,284	*
Jonathan Hargis(11)	27,943	*
All executive officers and directors as a group (16 persons)(12)	1,840,621	1.63%

*	less than 1%
(1)

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account. Common stock subject to options that are currently exercisable or exercisable within 60 days of July 31, 2015 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The calculation of this percentage assumes for each person the acquisition by such person of all shares that may be acquired upon exercise of warrants to purchase shares of Class A common stock. Percentage of beneficial ownership is based on 112,027,916 shares of Class A common stock outstanding as of July 31, 2015. Except as disclosed in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is 400 Atlantic Street, Stamford, CT 06901.
(2)

Based on the Schedule 13D/A filed by Liberty Broadband on June 1, 2015. On May 1, 2013, Liberty Media Corporation (“Liberty Media”) acquired beneficial ownership of 27,941,873 shares of Class A common stock in a private transaction involving three former stockholders of Charter pursuant to a stock purchase agreement dated March 19, 2013. In connection with such stock purchase, on March 19, 2013, Liberty Media entered into a stockholders agreement with Charter (as amended, the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, at the closing of the stock purchase transaction on May 1, 2013, the Charter board of directors appointed four designees of Liberty Media to the Charter board: John C. Malone, Chairman of the Board of Liberty Media, Gregory B. Maffei, President and Chief Executive Officer of Liberty Media, Balan Nair, Executive Vice President and Chief Technology Officer of Liberty Global, plc. and Michael P. Huseby, then the Chief Financial Officer, and currently the Chief Executive Officer, of Barnes & Noble, Inc. In connection with the distribution of all of the capital stock of Liberty Broadband to stockholders of Liberty Media in a spin off transaction that was completed on November 4, 2014, on September 29, 2014 Liberty Media, Liberty Broadband and Charter entered into an amendment to the Stockholders Agreement in which Liberty Media assigned all of its rights and obligations under the Stockholders Agreement to Liberty Broadband, Liberty Broadband assumed such rights and agreed to perform all such obligations and Charter consented to such assignment and assumption. As a result, Liberty Broadband was substituted for Liberty Media for all purposes under the Stockholders Agreement. Liberty Broadband also acknowledged and agreed that the four designees of Liberty Media serving on Charter’s board of directors would continue in such capacity as designees of Liberty Broadband. Subject to Liberty Broadband’s continued ownership of 20% or more of the outstanding shares of Charter Class A common stock, the Stockholder Agreement provides that Liberty Broadband will be entitled to designate up to four persons as nominees for election to Charter’s board and that one such designee director (as specified by Liberty Broadband) will serve on each of the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation and Benefits Committee of Charter’s board of directors. Consistent with these provisions, Mr. Malone serves on the Nominating and Corporate Governance Committee, Mr. Maffei serves on the Finance Committee and the Compensation and Benefits Committee and Mr. Huseby serves on the Audit Committee. Liberty Broadband has agreed that, so long as its designees are included in the group recommended by the Nominating and Corporate Governance Committee, it will vote its shares of Charter Class A common stock in accordance with the recommendation of the Nominating and Corporate Governance Committee of the Board with respect to the election or removal of directors. Charter can elect, by notice to Liberty Broadband in early January 2020, to terminate the obligation to nominate Liberty Broadband’s designees to the board and, in such event, the standstill provisions noted below will also terminate. Beginning in 2020, Liberty Broadband and Charter will each have an annual right to terminate the board nomination and standstill obligations by delivering notice to the other party of such termination in early January of such year. Subject to certain limited exceptions, Liberty Broadband agreed that it will not, directly or indirectly, acquire voting securities of Charter in excess of 35% prior to the fifth business day of January 2016 and thereafter in excess of 39.99% of the outstanding voting securities of Charter. Liberty Broadband is also subject to certain customary standstill provisions that prohibit it from, among other things, engaging in any solicitation of proxies or consents relating to the election of directors, proposing a matter for submission to a vote of stockholders of Charter or calling a meeting of stockholders of Charter or taking any action or making any public statement not approved by the Board to seek to control or influence the management, the Board or the policies of Charter. The standstill limitations described above will cease to apply to Liberty Broadband once Liberty Broadband owns less than 5% of the outstanding Class A common stock and upon termination of the Stockholders Agreement by either party in 2020 and thereafter as described above. In connection with the execution of the merger agreement, on May 23, 2015, Charter, New Charter, Liberty Broadband and A/N entered into the BHN/Liberty stockholders agreement that will replace the Stockholders Agreement with Liberty Broadband (unless the BHN transactions are not completed), and supersede the prior amended and restated stockholders agreement with New Charter, Liberty and A/N, dated March 31, 2015. For information on the BHN/Liberty stockholders agreement and the rights and obligations of the parties thereunder, see “Other Agreements—BHN/Liberty Stockholders Agreement.” Also in connection with the execution of the merger agreement, New Charter, Charter and Liberty Broadband entered into the Liberty investment agreement and New Charter, Charter, Merger Subsidiary One, Liberty Broadband and Liberty Interactive entered into the Liberty Contribution Agreement, each dated May 23, 2015. For more information on those agreements, see “Other Agreements—Liberty Investment Agreement” and “Other Agreements—Liberty Contribution Agreement.” In connection with the spin-off of Liberty Broadband from Liberty Media, on October 31, 2014, a wholly-owned special purpose subsidiary of Liberty Broadband entered into two margin loan agreements that are unconditionally guaranteed by Liberty Broadband and secured by Liberty Broadband’s ownership interest in Charter sufficient to meet a loan to value requirement. The margin loans mature October 31, 2017. John C. Malone, Chairman of the Board of Directors of Liberty Broadband, may be deemed to have voting and dispositive control, pursuant to Rule 13d-3(a), over the shares of Charter owned by Liberty Broadband as a result of the positions he holds with Liberty Broadband as well as his control of approximately 47.1% of the voting power of Liberty Broadband (which percentage was reported by Liberty Broadband in its definitive proxy statement filed with the SEC on August 11, 2015), among other factors. Mr. Malone, however, disclaims beneficial ownership of any Charter shares owned by Liberty Broadband on the basis that he is not, individually, a party to any agreement, arrangement or understanding relating to the voting or disposition of any such shares.
(3)	The equity ownership reported in this table is based on the reporting persons’ most recently available Schedule 13G/A dated December 31, 2014 and filed on February 17, 2015. Reported total includes shares beneficially owned by the reporting persons as follows. Sole voting and dispositive power of SPO Partners II, L.P. (“SPO”) as to 7,128,948 of the shares reported as beneficially owned is exercised through its sole general partner, SPO Advisory Partners, L.P. (“SPO Advisory Partners”). Sole voting and dispositive power of SPO Advisory Partners as to 7,128,948 of the shares reported as beneficially owned is exercised through its sole general partner, SPO Advisory Corp. (“SPO Advisory Corp.”). Sole voting and dispositive power of San Francisco Partners, L.P. (“SFP”) as to 443,600 of the shares reported as beneficially owned is exercised through its sole general partner, SF Advisory Partners, L.P. (“SF Advisory Partners”). Sole voting and dispositive power of SF Advisory Partners as to 443,600 of the shares reported as beneficially owned is exercised through its sole general partner, SPO Advisory Corp. Sole voting and dispositive power of SPO Advisory Corp. as to 7,572,548 of the shares reported as beneficially owned is exercised through its three controlling persons, John H. Scully (“JHS”), Edward H. McDermott (“EHM”) and Eli J. Weinberg (“EJW”). Of the shares reported as beneficially owned, 12,300 shares are held in JHS’ individual retirement account which is self-directed and 63,000 shares may be deemed to be beneficially owned by JHS solely in his capacity as a controlling person, sole director and executive officer of the Phoebe Snow Foundation, Inc. (“PSF”). Shared voting and dispositive power as to 7,572,548 of the shares reported as beneficially owned may be deemed to be beneficially owned by JHS solely in his capacity as one of three controlling persons of SPO Advisory Corp. Sole voting and dispositive power of PSF as to 63,000 of the shares reported as beneficially owned is exercised through its controlling person, sole director and executive officer, JHS. Of the shares reported as beneficially owned, 600 shares are held by EHM in his individual retirement account which is self-directed. Shared voting and dispositive power as to 7,572,548 of the shares reported as beneficially owned may be deemed to be beneficially owned by EHM solely in his capacity as one of three controlling persons of SPO Advisory Corp. Shared voting and dispositive power as to 7,572,548 of the shares reported as beneficially owned may be deemed to be beneficially owned by EJW solely in his capacity as one of three controlling persons of SPO Advisory Corp. SPO, SPO Advisory Partners and SF Advisory Partners are Delaware limited partnerships. SFP is a California limited partnership. SPO Advisory Corp. and PSF are Delaware corporations. JHS, EHM and EJW are all citizens of the United States of America.

(4)	Based on the most recently available Schedule 13G dated July 6, 2015 and filed with the SEC on July 16, 2015, the number of shares reported includes 6,338,300 shares beneficially owned by Lone Pine Capital LLC and Stephen F. Mandel, Jr. with shared voting and dispositive power (as used in this footnote, the “Common Stock”). Lone Pine Capital LLC, a Delaware limited liability company (“Lone Pine Capital”), which serves as investment manager to Lone Spruce, L.P., a Delaware limited partnership (“Lone Spruce”), Lone Cascade, L.P., a Delaware limited partnership (“Lone Cascade”), Lone Sierra, L.P., a Delaware limited partnership (“Lone Sierra”), Lone Tamarack, L.P., a Delaware limited partnership (“Lone Tamarack”), Lone Cypress, Ltd., a Cayman Islands exempted company (“Lone Cypress”), Lone Kauri, Ltd., a Cayman Islands exempted company (“Lone Kauri”), Lone Monterey Master Fund, Ltd., a Cayman Islands exempted company (“Lone Monterey Master Fund”), and Lone Savin Master Fund, Ltd., a Cayman Islands exempted company (“Lone Savin Master Fund”, and together with Lone Spruce, Lone Cascade, Lone Sierra, Lone Tamarack, Lone Cypress, Lone Kauri, Lone Monterey Master Fund and Lone Savin Master Fund, the “Lone Pine Funds”), with respect to the Common Stock directly held by each of the Lone Pine Funds; and Stephen F. Mandel, Jr. (“Mr. Mandel”), the managing member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the Common Stock directly held by each of the Lone Pine Funds.
(5)	The equity ownership reported in this table is based on the reporting persons’ most recently available Schedule 13G dated December 31, 2014 and filed on February 17, 2015 filed by Berkshire Hathaway Inc., (“BH”), Warren E. Buffett, 3555 Farnam Street, Omaha Nebraska 68131 (“WB”), National Indemnity Company, 3024 Harney Street, Omaha Nebraska 68131 (“NIC”), GEICO Corporation, One GEICO Plaza, Washington DC 20076 (“GEICO”), Government Employees Insurance Company, One GEICO Plaza, Washington DC 20076 (GEIC”), GEICO Advantage Insurance Company, One GEICO Plaza, Washington DC 20076 (“GAIC”), GEICO Casualty Company, One GEICO Plaza, Washington DC 20076 (“GCC”), GEICO Choice Insurance Company, One GEICO Plaza, Washington DC 20076 (“GCIC”), GEICO Secure Insurance Company (“GSIC”), The Buffalo News Drivers/Distributors Pension Plan, One News Plaza, Buffalo New York 14240 (“BNDDPP”), Buffalo News Editorial Pension Plan, One News Plaza, Buffalo, New York 14240 (“BNEPP”), BNSF Master Retirement Trust, c/o BNSF Railway, 2650 Lou Menk Drive, Fort Worth, Texas 76131 (“BNSF”), Buffalo News Mechanical Pension Plan (“BNMPP”), Buffalo News Office Pension Plan (“BNOPP”), Flight Safety International Inc. Retirement Income Plan (“FSI”), Fruit of the Loom Pension Trust (“FLPT”), GEICO Corporation Pension Plan Trust (“GCPPT”), General Re Corporation Employment Retirement Trust (“GRCERT”), Johns Manville Corporation Master Pension Trust (JMCMPT”), Benjamin Moore & Co. Revised Retirement Income Plan (“BMCRRIP”) and Lubrizol Master Trust Pension, c/o The Lubrizol Corporation, 29400 Lakeland Blvd., Wickliffe, Ohio 44092 (“LMTP”). The 13G reports as follows: WB and BH have shared voting and dispositive power over 6,198,237 of the reported shares; NIC and GEICO have shared voting and dispositive power over 4,283,955 of the reported shares; GEIC has shared voting and dispositive power over 1,749,392 of the reported shares; GAIC has shared voting and dispositive power over 408,468 of the reported shares; GCC has shared voting and dispositive power over 1,726,829 of the reported shares; GCIC has shared voting and dispositive power over 212,105 of the reported shares; GSIC has shared voting and dispositive power over 187,161 of the reported shares; BNDDPP has shared voting and dispositive power over 6,800 of the reported shares; BNEPP has shared voting and dispositive power over 9,000 of the reported shares; BNSF has shared voting and dispositive power over 804,215 of the reported shares; BNMPP has shared voting and dispositive power over 16,000 of the reported shares; BNOPP has shared voting and dispositive power over 5,000 of the reported shares; FSI has shared voting and dispositive power over 156,067 of the reported shares; FLPT has shared voting and dispositive power over 50,000 of the reported shares; GCPPT has shared voting and dispositive power over 100,000 of the reported shares; GRCERT has shared voting and dispositive power over 317,000 of the reported shares; JMCMPT has shared voting and dispositive power over 100,000 of the reported shares; BMCRRIP has shared voting and dispositive power over 200 of the reported shares; and LMTP has shared voting and dispositive power over 350,000 of the reported shares.
(6)	Mr. Maffei is the President and Chief Executive Officer and Mr. Malone is the Chairman of the Board of Liberty Broadband which beneficially owns 25.74% of the outstanding shares of Charter Class A common stock and they each expressly disclaim beneficial ownership of any shares owned by Liberty Broadband.

(7)	Includes: 152,927 shares of restricted stock issued pursuant to the Stock Incentive Plan that are not yet vested, but eligible to be voted; 150,000 time-vesting options vested and exercisable; and 335,100 performance-vesting options vested and exercisable.
(8)	Includes: 90,000 options vested and exercisable; and 58,125 time-vesting options and 180,833 performance-vesting options that are vested and exercisable. Also includes 55,000 shares beneficially held by Mr. Winfrey and owned by Atalaya Management, LLC which is 100% owned by The Christopher Lawrence Winfrey Revocable Trust, a revocable trust pursuant to which Mr. Winfrey is the grantor and beneficiary with the power to revoke the trust.
(9)	Includes: 58,000 shares of restricted stock issued pursuant to the Stock Incentive Plan that are not yet vested, but eligible to be voted. Also includes 52,500 time-vesting options and 105,000 performance-vesting options that are vested and exercisable.
(10)	Includes: 8,750 options and 19,375 time-vesting options that are vested and exercisable.
(11)	Includes: 21,666 time-vesting options that are vested and exercisable.
(12)	Includes: options and restricted stock units that are exercisable or eligible to become vested within sixty days of July 31, 2015, and the shares of Charter Class A common stock beneficially owned described in footnotes (7), (8), (9), (10) and (11).

BRIGHT HOUSE MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Bright House is a wholly owned subsidiary of Time Warner Entertainment-Advance/Newhouse Partnership (TWE-A/N). TWE-A/N is a partnership between A/N and a subsidiary of TWC. A/N is Bright House’s manager and is entitled to 100% of its economic benefits.

Bright House is a cable operator providing services in the United States with approximately 2.5 million residential and commercial customers as of June 30, 2015. Bright House’s business is concentrated in Florida with smaller operations in Michigan, Alabama, Indiana and California. Bright House provides its subscribers with video, Internet and voice services. Bright House also sells local advertising on cable networks.

Bright House offers video, Internet and voice services, as well as security and home management services, to its residential customers. Bright House offers a wide range of Internet, networking, voice, video, hosting and cloud computing services to its commercial customers.

Bright House’s most significant competitors are direct broadcast satellite providers and telephone companies that offer services that provide features and functions similar to Bright House’s video, Internet, and voice services. Bright House’s business plans center on providing its customers with high quality products combined with superior customer service.

On March 31, 2015, A/N entered into the BHN contribution agreement with Charter whereby Charter will acquire Bright House (with the exception of certain excluded assets and liabilities), which agreement was amended on May 23, 2015. On May 26, 2015, Charter and TWC announced that they had entered into the merger agreement and Charter and A/N announced they had amended the BHN contribution agreement. Following the closing of the mergers and the BHN transactions, A/N is expected to own between approximately 14% and 13% of New Charter (depending on elections of stockholders of TWC with respect to the two options of the applicable merger consideration), on an as-converted, as-exchanged basis.

The closing of the BHN transactions is subject to several conditions, as described under “The Contribution Agreement—Conditions to the Completion of the Contribution.”

Bright House’s total revenue growth was 6% for the year ended December 31, 2014 compared to the corresponding period in 2013, and 5% for the year ended December 31, 2013 compared to the corresponding period in 2012 primarily due to growth in its residential Internet and commercial businesses. For the years ended December 31, 2014, 2013 and 2012, Bright House’s net income was $752 million, $719 million and $705 million, respectively. Bright House’s net income increased 5% for the year ended December 31, 2014 compared to the corresponding period in 2013 and 2% for the year ended December 31, 2013 compared to the corresponding period in 2012.

Bright House’s total revenue growth was 7% for each of the three and six months ended June 30, 2015 compared to the corresponding periods in 2014, due to growth in its residential and commercial businesses. For the three and six months ended June 30, 2015 and 2014, Bright House’s net income was $224 million and $417 million, and $192 million and $372 million, respectively. Bright House’s net income for the three and six months ended June 30, 2015 increased 17% and 12%, respectively, compared to the corresponding periods in 2014.

Critical Accounting Policies and Estimates

Certain of Bright House’s accounting policies require it to make difficult, subjective and/or complex judgments. Bright House considers its accounting policies for intangible assets, retirement benefits and property, plant and equipment to be the most critical in understanding the estimates, assumptions and judgments that are involved in preparing its financial statements, and the uncertainties that could affect its results of operations, financial condition and cash flows. In addition, there are other items within its financial statements that require estimates or judgment that are not deemed critical, such as allowance for doubtful accounts, legal contingencies and investments, and changes in estimates or judgments in these or other items could also have a material impact on its financial statements.

Intangible Assets

At least annually, separate tests are performed to determine if Bright House’s indefinite-lived intangible assets (cable franchise rights) and goodwill are impaired. Under the accounting rules, a qualitative assessment may be performed to determine if an impairment is more likely than not to have occurred. If an impairment is more likely to have occurred, then a quantitative assessment is required, which may or may not result in an impairment charge. The determination of whether an impairment is more likely than not to have occurred requires significant judgment regarding potential changes in valuation inputs and includes a review of Bright House’s most recent projections, analysis of operating results versus the prior year and budget, changes in market values, changes in discount rates and changes in terminal growth rate assumptions. In 2014, 2013 and 2012, Bright House concluded that it is more likely than not that the fair value of the franchise assets in each unit of accounting exceeds the carrying value of such assets and therefore did not perform a quantitative analysis. See Notes 1 and 5 to Bright House’s consolidated financial statements for the year ended December 31, 2014 for additional information, which are included in this joint proxy statement /prospectus.

Retirement Benefits

Bright House’s qualified pension and other postretirement benefit costs are accounted for using actuarial valuations. Bright House recognizes the funded status of these plans – measured as the difference between plan assets and the benefit obligation – on its balance sheet and recognizes changes in the funded status that arise during the period but are not recognized as components of net periodic pension cost, within other comprehensive loss. The assets related to Bright House’s funded pension plans are measured at fair value.

Bright House considers accounting for retirement plans critical to its operations because management is required to make significant subjective judgments about a number of actuarial assumptions, which include discount rates, long-term return on plan assets and mortality rates. These assumptions may have an effect on the amount and timing of future contributions. Depending on the assumptions and estimates used, the impact from Bright House’s pension and other postretirement benefits could vary within a range of outcomes and could have a material effect on Bright House’s consolidated financial statements.

See Note 10 to Bright House’s consolidated financial statements for the year ended December 31, 2014, which are included in this joint proxy statement /prospectus, for additional information.

Property, Plant, and Equipment

Property, plant and equipment are recorded at cost. Additions primarily relate to Bright House’s distribution systems and customer premise equipment. Additions to Bright House’s distribution systems include material, labor and overhead and Bright House makes judgments regarding the portion of such costs to be capitalized. Depreciation on property, plant and equipment is provided using the straight-line method over their estimated useful lives, which are discussed further in Note 1 to Bright House’s consolidated financial statements for the year ended December 31, 2014, which are included in this joint proxy statement /prospectus. Significant judgment is involved in the determination of the useful lives of these assets and is based upon an analysis of several factors, such as the physical attributes of the asset, as well as an assessment of the asset’s exposure to future technological obsolescence.

Results of Operations for the Years ended December 31, 2014, 2013 and 2012

The following table sets forth the percentages of Bright House revenues for items in the Bright House consolidated statements of income for the years ended December 31, 2014, 2013 and 2012 (dollars in millions):

	Year Ended December 31,
	2014		2013		2012
Revenues	$3,704	100%	$3,508	100%	$3,343	100%
Costs and expenses:
Operating expenses	2,503	68%	2,392	68%	2,297	69%
Depreciation and amortization	416	11%	386	11%	359	11%
Gain on disposal of assets, net	(5)	0%	(29)	(1%)	(2)	0%
Income from equity investments	—	0%	(2)	0%	(70)	(2%)
Interest, net	38	1%	42	1%	54	2%

Total costs and expenses	2,952	80%	2,789	80%	2,638	79%

Net income	$752		$719		$705

Revenues. Total revenues grew by $196 million or 6% in the year ended December 31, 2014 as compared to 2013 and grew
$165 million or 5% in the year ended December 31, 2013 as compared to 2012. Revenue growth during 2014 and 2013 primarily reflects increases in the number of residential Internet customers and commercial business customers, higher rates and growth in advanced product and service offerings.

Revenues by category were as follows (dollars in millions; all percentages using actual amounts. Minor differences may exist due to rounding):

	Years ended December 31,
	2014		2013		2012		2014 over 2013		2013 over 2012
	Revenues	% of Revenues	Revenues	% of Revenues	Revenues	% of Revenues	Change	% Change	Change	% Change
Residential	$3,129	84%	$3,015	86%	$2,899	87%	$114	4%	$116	4%
Commercial	405	11%	339	10%	278	8%	66	19%	61	22%
Advertising sales	170	5%	154	4%	166	5%	16	10%	(12)	(7%)

	$3,704	100%	$3,508	100%	$3,343	100%	$196	6%	$165	5%

Bright House’s residential revenues consist primarily of video, Internet and voice services provided to residential customers. The increase in residential revenues during 2014 and 2013 is primarily attributable to increases in revenues from Internet services. Internet revenues increased during 2014 and 2013 primarily due to increases in the number of customers and increased demand for higher speed offerings.

Bright House’s commercial revenues consist of revenues from video, Internet, voice and other services provided to commercial customers. The increases in commercial revenues in 2014 and 2013 are primarily attributable to increases in commercial customers and services provided.

Bright House’s advertising sales revenues consist primarily of revenues from the sale of advertising on its channels and on cable networks. The increase in 2014 compared to 2013 and decrease in 2013 compared to 2012 is primarily due to higher advertising in the political sector in 2014 and 2012.

Costs and expenses

Operating expenses. The change in Bright House’s operating costs and expenses are attributable to the following (dollars in millions):

	Years ended December 31,			2014 over 2013		2013 over 2012
	2014	2013	2012	Change	% Change	Change	% Change
Programming and other variable expenses	$1,225	$1,165	$1,127	$60	5%	$38	3%
Labor and other expenses	1,278	1,227	1,170	51	4%	57	5%

	$2,503	$2,392	$2,297	$111	5%	$95	4%

Bright House’s programming and other variable expenses consist primarily of fees paid to TWC for programming and other services. The increase in programming fees in 2014 and 2013 is primarily due to increases from programmers and owners of broadcast stations.

The increase in labor and other expenses during 2014 and 2013 relates primarily to higher costs to deliver enhanced products and services to Bright House’s customers.

Depreciation and amortization. Depreciation and amortization expense increased by $30 million and $27 million in 2014 and 2013, respectively, primarily representing depreciation on more recent capital expenditures.

Gain on disposal of assets, net. Gain on disposal of assets, net decreased by $24 million and increased by $27 million in 2014 and 2013, respectively, due to the sale of an investment in Clearwire Corporation in 2013. See Note 4 to Bright House’s consolidated financial statements for the year ended December 31, 2014, which are included in this joint proxy statement /prospectus.

Income from equity investments. Income from equity investments decreased by $2 million and $68 million in 2014 and 2013, respectively. The decrease in 2013 is primarily due to the sale of spectrum licenses by Bright House’s investee, SpectrumCo, in 2012.

Interest expense, net. Net interest expense decreased by $4 million and $12 million in 2014 and 2013, respectively, due primarily to repayments on Bright House’s senior notes.

Results of Operations for the Three and Six Months ended June 30, 2015 and 2014

The following table sets forth the percentages of Bright House’s revenues for items in the Bright House Condensed Consolidated Statements of Income for the three and six months ended June 30, 2015, which are included in this joint proxy statement /prospectus (dollars in millions):

	Three Months Ended June 30,				Six Months Ended June 30,
	2015		2014		2015		2014
Revenues	$989	100%	$921	100%	$1,967	100%	$1,839	100%
Costs, expenses and other:
Operating expenses	665	67%	620	67%	1,332	68%	1,250	68%
Depreciation and amortization	113	11%	100	11%	224	11%	200	11%
Other, net	(22)	-2%	(1)	0%	(22)	-1%	(3)	0%
Interest, net	9	1%	10	1%	16	1%	20	1%

Total costs and expenses	765	77%	729	79%	1,550	79%	1,467	80%

Net income	$224		$192		$417		$372

Revenues. Total revenues grew by $68 million or 7% for the three months ended June 30, 2015 as compared to the three months ended June 30, 2014. Total revenues grew by $128 million or 7% for the six months ended

June 30, 2015 as compared to the six months ended June 30, 2014. Revenue growth primarily reflects increases in the number of residential Internet and commercial business customers, higher rates and growth in advanced product and service offerings.

Revenues by category were as follows (dollars in millions; all percentages using actual amounts. Minor differences may exist due to rounding):

	Three Months Ended June 30,
	2015		2014		2015 over 2014
	Revenues	% of Revenues	Revenues	% of Revenues	Change	% Change
Residential	$830	84%	$783	85%	$47	6%
Commercial	116	12%	99	11%	17	17%
Advertising sales	43	4%	39	4%	4	10%

	$989	100%	$921	100%	$68	7%

	Six Months Ended June 30,
	2015		2014		2015 over 2014
	Revenues	% of Revenues	Revenues	% of Revenues	Change	% Change
Residential	$1,656	84%	$1,566	85%	$90	6%
Commercial	226	12%	194	11%	32	16%
Advertising sales	85	4%	79	4%	6	8%

	$1,967	100%	$1,839	100%	$128	7%

Bright House’s residential revenues consist primarily of video, Internet and voice services provided to residential customers. The increase in residential revenues for the three and six months ended June 30, 2015 compared to the corresponding periods in 2014 are primarily attributable to increases in the number of Internet customers, increased demand for higher speed offerings and higher rates.

Bright House’s commercial revenues consist of revenues from video, Internet, voice and other services provided to commercial customers. The increases in commercial revenues for the three and six months ended June 30, 2015 compared to the corresponding periods in 2014 are primarily attributable to increases in commercial customers and services provided.

Bright House’s advertising sales revenues consist primarily of revenues from the sale of advertising on its channels and on cable networks. Increases in advertising sales revenues for the three and six months ended June 30, 2015 compared to the corresponding periods in 2014 are primarily due to higher volume.

Costs and expenses

Operating expenses. The change in Bright House’s operating costs and expenses are attributable to the following (dollars in millions):

	Three Months Ended June 30,				Six Months Ended June 30,
	2015	2014	2015 over 2014		2015	2014	2015 over 2014
	Expenses	Expenses	Change	% Change	Expenses	Expenses	Change	% Change
Programming and other variable expenses	$333	$308	$25	8%	$664	$615	$49	8%
Labor and other expenses	332	312	20	6%	668	635	33	5%

	$665	$620	$45	7%	$1,332	$1,250	$82	7%

Bright House’s programming and other variable expenses consist primarily of fees paid to TWC for programming and other services. The increase in programming fees for the three and six months ended June 30, 2015 compared to the corresponding periods in 2014 is primarily due to increases from programmers and owners of broadcast stations.

The increase in labor and other expenses for the three and six months ended June 30, 2015 compared to the corresponding periods in 2014 relates primarily to higher labor costs to deliver enhanced products and services to Bright House’s customers.

Depreciation and amortization. Depreciation and amortization expense increased by $13 million and $24 million for the three and six months ended June 30, 2015 compared to the corresponding periods in 2014 primarily representing depreciation on more recent capital expenditures.

Other, net. Other, net increased by $21 million and $19 million for the three and six months ended June 30, 2015 compared to the corresponding periods in 2014 primarily due to income of $20.4 million recorded in the three months ended June 30, 2015 for minimum payments due under Bright House’s agreement with Verizon.

Interest expense, net. Net interest expense decreased by $1 million and $4 million for the three and six months ended June 30, 2015 compared to the corresponding periods in 2014 due to repayments on Bright House’s senior notes and an increase in income from marketable securities.

Liquidity and Capital Resources

As of June 30, 2015 and December 31, 2014, Bright House had cash, cash equivalents and marketable securities of approximately $1,048 million and $1,129 million, respectively, and total debt of approximately $514 million.

Sources and Uses of Cash for the Years ended December 31, 2014, 2013 and 2012

Bright House cash flows provided by/(used in) by category were as follows (dollars in millions):

	Years Ended December 31,
	2014	2013	2012
Operating activities	$1,122	$1,075	$1,019
Investing activities	$(1,036)	$(330)	$(296)
Financing activities	$(434)	$(363)	$(716)

Operating Activities

Net cash provided by operating activities increased by approximately $46 million in 2014 compared to 2013 and $57 million in 2013 compared to 2012 due mainly to improved operating performance and lower interest expense.

Investing Activities

Cash used in investing activities generally includes purchase of marketable securities, capital expenditures, franchise expenditures and acquisitions of new businesses and investments offset by proceeds from marketable securities that have matured or been sold and the sale of assets or investments.

Net cash used in investing activities in 2014 was primarily due to capital expenditures of approximately $531 million, net purchases of marketable securities of approximately $468 million and changes in restricted cash of approximately $31 million.

Net cash used in investing activities in 2013 was primarily due to capital expenditures of approximately $398 million offset by net proceeds from marketable securities of approximately $30 million and proceeds from sale of Bright House’s investment in Clearwire Corporation of approximately $42 million.

Net cash used in investing activities in 2012 was primarily due to capital expenditures of approximately $422 million and purchases of marketable securities of approximately $40 million, offset by proceeds from the sale of spectrum licenses by Bright House’s investee of approximately $188 million.

Financing Activities

Cash used in financing activities generally includes the repayment of amounts outstanding under Bright House’s senior notes and Bright House member distributions.

Net cash used in financing activities in 2014, 2013 and 2012 was primarily due to Bright House member distributions of approximately $391 million, $320 million and $566 million, respectively, and repayment of Bright House’s senior notes of approximately $43 million, $43 million and $150 million, respectively.

Capital Expenditures

Bright House has significant ongoing capital expenditure requirements. The increase in capital expenditures in 2014 compared to 2013 relates primarily to Bright House’s all digital transition initiatives and increases in spending on customer premise equipment. The decrease in capital expenditures in 2013 compared to 2012 is primarily due to lower spending on customer premise equipment. Bright House’s capital expenditures are funded primarily from cash flows from operating activities.

Sources and Uses of Cash for the Six Months ended June 30, 2015 and 2014

Bright House cash flows provided by/(used in) by category were as follows (dollars in millions):

	Six Months Ended June 30,
	2015	2014
Operating activities	$674	$577
Investing activities	$(238)	$(576)
Financing activities	$(529)	$(209)

Operating Activities

Net cash provided by operating activities increased by approximately $97 million from approximately $577 million for the six months ended June 30, 2014 to approximately $674 million for the six months ended June 30, 2015, primarily due to improved operating performance and changes in operating assets and liabilities.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2015 and 2014 was approximately $238 million and
$576 million, respectively. The decrease is primarily due to cash provided from sale of, and decrease in purchases of, marketable securities and changes in restricted cash.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2015 and 2014 was approximately $529 million and
$209 million, respectively. The increase is due to an increase in member distributions.

Capital Expenditures

Bright House has significant ongoing capital expenditure requirements. Capital expenditures for the six months ended June 30, 2015 have remained relatively stable compared to the corresponding period in 2014. Bright House’s capital expenditures are funded primarily from cash flows from operating activities.

Outstanding Debt and Available Financing Capacity

The following table summarizes Bright House’s debt arrangements at December 31:

	Maturity	Principal amount	Balance outstanding
Type			2014	2013
			(In millions)
Senior notes (a)	2016	300	300	300
Senior notes (b)	2019	300	214	257
Revolving credit (c)	2018	500	—	—

Total		$1,100	514	557

Less current portion			43	43

Total long-term debt			$471	514

The senior notes are guaranteed by A/N and Bright House’s subsidiaries.

(a)	Interest on senior notes is payable semi annually at a fixed annual interest rate of 7.25%. The principal is payable in full at maturity.

(b)	Interest on senior notes is payable semi annually at a fixed annual interest rate of 7.50%. The principal is payable in annual payments of $42.9 million beginning July 28, 2013.

(c)	Bright House pays interest rates equal to LIBOR plus 1.125% on its revolver loans and a commitment fee of 0.125% per annum on the unused portion of the facility. The entire $500 million total facility remained available at December 31, 2014. The revolving credit facility terminates on July 29, 2018.

Bright House is required to maintain certain financial covenants and Bright House is in compliance with those covenants as of December 31, 2014. In the event of a change in control, Bright House is required to give written notice to each holder containing an offer to prepay the senior notes at a price of 100% of the principal amount of the senior notes plus accrued and unpaid interest, accrued to such date of prepayment, plus a make-whole amount.

As of June 30, 2015, Bright House’s total long-term and short-term debt was approximately $471 million and $43 million, respectively.

Contractual Obligations

The information provided is based on Bright House’s management’s estimate and assumptions of Bright House’s contractual obligations as of December 31, 2014. Actual payments in future periods may vary from those reflected in the table.

	Payment due in
(In millions)	Total	2015	2016-2017	2018-2019	Later Years
Debt (a)	$589	$81	$412	$96	$—
Operating leases (b)	87	18	34	27	8
Benefit plans (c)	306	48	71	71	116
Payments to TWC for programming and other services (d)	4,278	1,019	1,778	1,215	266
Other (e)	114	86	23	5	—

Total	$5,374	$1,252	$2,318	$1,414	$390

(a)	The table represents maturities of long-term debt outstanding as of December 31, 2014, interest payments on senior notes and commitment fees on the unused revolving credit facility. Refer to Notes 7 and 12 to Bright House’s consolidated financial statements for the year ended December 31, 2014, which are included in this joint proxy statement /prospectus.
(b)	See Note 12 to Bright House’s consolidated financial statements for the year ended December 31, 2014, which are included in this joint proxy statement /prospectus, for additional information related to Bright House’s operating leases. Bright House’s total rent expense was approximately $20 million, $27 million and $26 million for the years ended December 31, 2014, 2013 and 2012, respectively.
(c)	Benefit plans represents the anticipated minimum required cash contributions that will be made to Bright House’s qualified pension plan through Plan year 2020 and the expected benefit payments that will be made to Bright House’s supplemental pension benefit plan through 2024. While cash contributions to the qualified pension plan and benefit payments under the supplemental pension benefit plan will extend past Plan year 2020 and 2024, respectively, an estimate beyond this period is impracticable. See Note 10 to Bright House’s consolidated financial statements for the year ended December 31, 2014, which are included in this joint proxy statement /prospectus, for additional information related to Bright House’s pension and other postretirement benefits plans.
(d)	Reflects estimates of amounts Bright House expects to pay TWC pursuant to contracts it has with TWC to provide Bright House with programming and other services. Estimates of the future programming costs for these contract requirements and commitments are based on subscriber numbers and tier placement as of December 31, 2014. Actual amounts due under such contracts may differ from the amounts above based on the actual subscriber numbers and tier placements.
(e)	“Other” consists primarily of commitments related to capital expenditures.

As of June 30, 2015 there has been no material changes to the contractual obligations from those as of December 31, 2014 shown above.

Contingent Commitments and Off-Balance Sheet Arrangements

Refer to Notes 10 and 12 to Bright House’s consolidated financial statements for the year ended December 31, 2014, which are included in this joint proxy statement /prospectus.

Quantitative and Qualitative Disclosures About Market Risk.

Bright House is exposed to various market risks including fluctuations in interest rates, bond and equity markets. Bright House’s exposure to interest rate risk on debt is mitigated as the interest rate on all of its senior notes is fixed.

Bright House is exposed to market risk of changes in interest rates, equity and bond markets related to its investment in marketable securities. To manage this risk, Bright House has invested in a diversified mix of short and long term marketable securities with a diverse portfolio of securities.

Interest rates also impact the measurement of Bright House’s retiree benefit obligations. Equity and bond markets impact the return on pension plan assets and the resulting net funded status. Bright House manages these risks by investing in diversified portfolios including the matching of investments and liabilities. See Note 9 to Bright House’s consolidated financial statements for the year ended December 31, 2014, which are included in this joint proxy statement /prospectus.

DISSENTERS’ RIGHTS OF APPRAISAL

General

Under Section 262 of the DGCL, holders of TWC common stock as of July 28, 2015, the record date for the TWC special meeting, who do not wish to accept the merger consideration as described in this joint proxy statement/prospectus may dissent and elect to have the fair value of their shares of TWC common stock (exclusive of any element of value arising from the accomplishment or expectation of the mergers) judicially determined by the Delaware Court of Chancery and paid to the holder in cash (together with interest, if any) in the amount determined to be the fair value, provided that the holder complies with the provisions of Section 262 of the DGCL.

Charter stockholders do not have appraisal rights in connection with the third merger or any other transaction described in this joint proxy statement/prospectus.

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is provided in its entirety as Annex P to this joint proxy statement/prospectus. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of TWC common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of TWC common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect appraisal rights. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that any stockholder should exercise his, her or its rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders, as in the case of the adoption of the merger agreement at the special meeting, the corporation, not less than 20 days before the meeting, must notify each of its stockholders entitled to appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes the required notice and the copy of the applicable statutory provisions is attached to this joint proxy statement/prospectus as Annex P. Any stockholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review carefully the following discussion and Annex P to this joint proxy statement/prospectus. Failure to strictly comply with the procedures specified in Section 262 of the DGCL timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of TWC common stock, TWC believes that stockholders who wish to consider exercising such appraisal rights should seek the advice of counsel. A stockholder who effectively withdraws or loses (through failure to perfect or otherwise) his, her or its appraisal rights will be entitled to receive the merger consideration.

How to Exercise and Perfect the Appraisal Rights

Any holder of TWC common stock wishing to exercise the right to demand an appraisal under Section 262 of the DGCL must satisfy each of the following conditions:

•	the stockholder must not vote the stockholder’s shares of TWC common stock in favor of the adoption of the merger agreement; a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement and, therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement;

•

as more fully described below, the stockholder must deliver to TWC a written demand for appraisal of the stockholder’s shares before the vote on the adoption of the merger agreement at the special meeting and all demands for appraisal must be made by such stockholder, or in the stockholder’s name, fully and correct, as it appears, with respect to the shares evidence by certificates, on such stockholder’s stock certificate, or, with respect to shares held in “street name” through a bank, brokerage firm or other nominee, on the stock ledger, and such demands must reasonably inform TWC of the identity of the stockholder and that the stockholder intends to demand the appraisal of the stockholder’s shares;

•	the stockholder must continuously hold the shares from the date of making the demand through the effective date of the first merger; a stockholder who is the record holder of shares of TWC common stock on the date the written demand for appraisal is made but who thereafter transfers those shares before the effective time of the first will lose any right to appraisal in respect of those shares; and

•	the stockholder or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time of the first merger. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the stockholder to initiate all necessary action to perfect his, her or its appraisal rights in respect of shares of the TWC common stock within the time prescribed in Section 262 of the DGCL.

Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve the adoption of the merger agreement will constitute a written demand for appraisal within the meaning of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights

Only a stockholder of record of shares of TWC common stock issued and outstanding immediately before the effective time of the first merger is entitled to assert appraisal rights for the shares in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates (or in the stock ledger), and must specify the stockholder’s name and mailing address, the number of shares of common stock owned and that the stockholder intends to demand appraisal of the stockholder’s common stock. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to TWC. The beneficial owner must, in each case, have the registered TWC stockholder submit the required demand in respect of those shares. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares are owned of record jointly by more than one person, as in a joint tenancy or tenancy in common, the demand for appraisal must be executed by or on behalf of all owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in exercising the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising appraisal rights with respect to the shares held for one or more other beneficial owners. In such case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine appropriate procedures for the making of a demand for appraisal by the nominee.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL must mail or deliver a written demand to: Time Warner Cable Inc., 60 Columbus Circle, New York, New York 10023, Attention: Corporate Secretary. Such written demand must be filed with TWC before the vote on the adoption of the merger agreement at the special meeting of TWC stockholders.

TWC’s Actions After Completion of the First Merger

If the first merger is completed, within ten days after the effective date of the first merger, the surviving company must send a notice as to the effectiveness of the first merger to each of the former TWC stockholders who has made a written demand for appraisal in accordance with Section 262 of the DGCL and who has not voted to adopt the merger agreement. At any time within 60 days after the effective time of the first merger, any stockholder who did not vote in favor of adopting the merger agreement and made a written demand for appraisal in accordance with Section 262 of the DGCL has the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement. Within 120 days after the effective time of the first merger, but not thereafter, either the surviving company or any dissenting stockholder who has complied with the requirements of Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by a stockholder, demanding a determination of the value of the shares of TWC common stock held by all dissenting stockholders. The surviving company is under no obligation to and has no present intention to file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that the surviving company will file such a petition. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. Inasmuch as the surviving company has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the effective date of the first merger, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time will be entitled to receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares of TWC common stock not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received by the surviving company and the aggregate number of holders of such shares. The surviving company must mail that statement to the stockholder within 10 days after receipt of the request or within 10 days after expiration of the period for delivery of demands for appraisals under Section 262 of the DGCL, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of TWC common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the surviving company the statement described in this paragraph

A stockholder timely filing a petition for appraisal with the Delaware Court of Chancery must deliver a copy to the surviving company, and the surviving company will then be obligated, within 20 days after receiving service of a copy of such petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares. After notice to those stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

In the event that the Delaware Court of Chancery determines the stockholders are entitled to appraisal, an appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through this proceeding, the Delaware Court of Chancery will thereafter determine the “fair value” of the shares of TWC common stock at the effective time of the first merger held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the first merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates and book-entry shares.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the mergers which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. TWC, Charter and New Charter do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of TWC common stock is less than the merger consideration.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each dissenting stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of TWC common stock entitled to appraisal.

Any TWC stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the effective date of the first merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date before the effective date of the first merger).

At any time within 60 days after the effective date of the first merger, any of TWC’s stockholders who have not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration by delivering to the surviving company a written withdrawal of the stockholder’s demand for appraisal. A withdrawal of a TWC stockholder’s demand for appraisal will be deemed to be acceptance of the terms of the merger agreement, which terms are summarized in this joint proxy statement/prospectus and which merger agreement is attached in its entirety to this joint proxy statement/prospectus as Annex P. However, any such attempt to withdraw made more than 60 days after the effective date of the first merger will require the surviving company’s written approval. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware

Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the first merger. If the surviving company does not approve a stockholder’s request to withdraw a demand for appraisal when that approval is required or, except with respect to a stockholder that withdraws its right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more than, the same as or less than the value of the consideration being offered pursuant to the merger agreement.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise appraisal rights.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of either New Charter’s capital stock if the mergers are completed or Charter’s capital stock if the mergers are not completed but the BHN transactions are completed. For purposes of simplicity, references in this “Description of Capital Stock” section to “New Charter” will mean “Charter” if the mergers are not completed but the BHN transactions are completed. This summary may not contain all the information about New Charter’s capital stock that is important to you. The summary in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to, and should be read in conjunction with, (i) the form of the amended and restated certificate of incorporation which is included in this joint proxy statement/prospectus as Annex G and incorporated herein by reference, (ii) the form of the amended and restated bylaws which was filed as Exhibit 3.2 to New Charter’s registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and incorporated herein by reference, and (iii) the applicable provisions of the DGCL. In addition, the following summary should be read in conjunction with the section entitled “Comparison of Stockholders Rights.”

Authorized Capital Stock

Under New Charter’s amended and restated certificate of incorporation, the total authorized capital stock of New Charter will consist of:

•	900,000,000 shares of Class A common stock, par value $0.001 per share;

•	1,000 shares of Class B common stock, par value $0.001 per share; and

•	250,000,000 shares of preferred stock, par value $0.001 per share.

New Charter will not have the power to issue shares of Class B common stock to any person other than an A/N party pursuant to the BHN Contribution Agreement. In the event that the BHN Contribution Agreement is terminated, New Charter will not have the power to issue shares of Class B common stock.

Common Stock

Holders of shares of New Charter’s common stock will be entitled to vote on all matters submitted to a vote of New Charter’s stockholders, as a single class, including the election of directors, as follows:

•	shares of New Charter Class A common stock will be entitled to one vote per share; and

•	shares of the New Charter Class B common stock will be entitled to a number of votes reflecting the voting power of the Charter Holdings common units (other than those owned by New Charter) and the Charter Holdings exchangeable preferred units on an as-converted, as-exchanged basis. Any holder of Class B common stock who is not an A/N party will not be entitled to any vote on any matter with respect to any Class B common stock held by such holder (other than as required by law).

The holders of New Charter capital stock and their respective affiliates will not have cumulative voting rights.

New Charter Class B common stock will not have voting rights on any matter to the extent that any A/N party (which includes A/N, any Newhouse person (as defined in the BHN/Liberty stockholders agreement) and any of their respective affiliates), or any group including one or more A/N parties, beneficially owns more than 49.5% of the outstanding New Charter Class A Common Stock.

Any New Charter shares owned by A/N or Liberty Broadband in excess of its applicable voting cap (as defined below) must be voted in the same proportion as all other votes cast by the public stockholders of New Charter, with certain exceptions set forth in the BHN/Liberty Stockholders Agreement and described above under

“Other Agreements—BHN/Liberty Stockholders Agreement—Voting Rights and Limits of Liberty Broadband and A/N.” The voting cap will be defined in the amended and restated certificate of incorporation to mean (A) in the case of Liberty Broadband, the greater of (x) the greater of 25.01% and 0.01% above the highest voting interest percentage of any other person or group (which will not exceed 23.5% in the case of A/N) and (y) 23.5%, increased one-for-one to a maximum of 35% for each permanent reduction (as defined in the BHN/Liberty stockholders agreement) in A/N’s equity interest (on an as-converted, as-exchanged basis) in New Charter below 15%; and (B) in the case of A/N, 23.5%, increased one-for-one to a maximum of 35% for each permanent reduction (as defined in the BHN/Liberty stockholders agreement) in Liberty Broadband’s equity interest in New Charter below 15%.

Subject to limitations under the DGCL, preferences that may apply to any outstanding shares of New Charter preferred stock and any contractual restrictions, holders of each class of New Charter common stock will be entitled to receive ratably dividends or other distributions when and if declared by the New Charter board of directors. In addition to such restrictions, whether any future dividends are paid to New Charter’s stockholders will be in the discretion of New Charter board of directors and will depend on, among other things, then-existing conditions, including New Charter’s financial condition, contractual restrictions, corporate law restrictions, capital requirements and business prospects. The ability of the board of directors to declare dividends also will be subject to the rights of any holders of outstanding shares of New Charter’s preferred stock and the availability of lawfully available funds to declare and pay dividends.

In the event of any liquidation, dissolution or winding up of New Charter, the holders of New Charter Class A common stock and New Charter Class B common stock will be entitled to share pari passu in the net assets of New Charter available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding class of New Charter’s preferred stock.

New Charter’s amended and restated certificate of incorporation does not provide the holders of New Charter Class A common stock and New Charter Class B common stock with preemptive rights. However, in the BHN/Liberty stockholders agreement, New Charter has agreed to give A/N and Liberty certain contractual pre-emptive rights, as described under “Other Agreements—BHN/Liberty Stockholders Agreement.”

After the completion of the mergers, it is expected that shares of New Charter Class A common stock will trade on the NASDAQ.

Preferred Stock

Under, and subject to, the terms of New Charter’s amended and restated certificate of incorporation, the New Charter board of directors is authorized to issue from time to time up to an aggregate of 250 million shares of series of preferred stock and to fix or alter the powers, designations, preferences and relative, participating, optional or other rights of such series of preferred stock, if any, and the qualifications, limitations or restrictions thereof, if any, including, without limitation, the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The issuance of shares of preferred stock could make it more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares of preferred stock also could be used to dilute the stock ownership of persons seeking to obtain control of New Charter.

Special Meetings of Stockholders

The DGCL provides that a special meeting of stockholders may be called by the board of directors or by any person or persons authorized by the certificate of incorporation or the bylaws. Under New Charter’s amended and restated bylaws, special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer or a majority of the directors of New Charter. Special meetings of stockholders may not be called by stockholders.

Action by Written Consent of Stockholders

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent or consents setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote upon such action were present and voted. New Charter’s amended and restated certificate of incorporation and amended and restated bylaws do not restrict stockholders’ ability to act by written consent.

Certain Decisions by the Board of Directors

The amended and restated certificate of incorporation of New Charter will provide that:

•	the board of directors of New Charter must act by majority vote of the full board, subject to the following bullets;

•	for so long as A/N or Liberty Broadband has a voting or equity interest in New Charter equal to or greater than 20%, any change of control of New Charter will require the approval of (i) a majority of the full board of directors and (ii) a majority of the unaffiliated directors;

•	any transaction involving either A/N or Liberty Broadband or their respective affiliates or associates and New Charter (with limited exceptions) or any transaction in which A/N or Liberty Broadband (or any of their respective affiliates or associates) will be treated differently from the holders of Class A common stock or Class B common stock of New Charter will require the approval of (i) a majority of the unaffiliated directors plus (ii) a majority of the directors designated by the party without such a conflicting interest; however, the approval requirement in this clause (ii) will not apply to ordinary course programming and distribution agreements and related ancillary agreements entered into on an arms’ length basis;

•	any amendment to the amended and restated certificate of incorporation of New Charter, including the filing of a Certificate of Designations relating to the issuance of preferred stock, will require the approval of (i) a majority of the full board and (ii) a majority of the unaffiliated directors (which will be defined to mean directors not appointed by A/N or Liberty Broadband);

•	decisions of unaffiliated directors will exclude any directors who are not independent (as defined in the BHN/Liberty stockholders agreement) of New Charter, Liberty Broadband and A/N; and

•	any decision with respect to a stockholder rights plan, including whether to implement a stockholder rights plan, will be made by a majority of the unaffiliated directors.

Certain Board Nomination Rights

The amended and restated certificate of incorporation of New Charter will provide that, following the closing of the BHN transactions, the number of directors that will constitute the entire board of directors of New Charter will be fixed at thirteen, and that A/N and Liberty Broadband (which we refer to individually in this section as an “investor party”) will have the following board nomination rights (subject to the limitations set forth in the BHN/Liberty stockholders agreement, some of which are described under “Other Agreements—BHN/Liberty Stockholders Agreement—Size and Composition of the New Charter Board of Directors”):

•	three director nominees, if such investor party’s equity interest or voting interest in New Charter is greater than or equal to 20%;

•	two director nominees, if such investor party’s equity interest and voting interest in New Charter are both less than 20% but such investor party’s equity or voting interest is greater than or equal to 15%;

•	one director nominee, if such investor party’s equity interest and voting interest in New Charter are both less than 15% but such investor party’s equity or voting interest is greater than or equal to 5%; and

•	no director nominees if such investor party’s equity interest and voting interest in New Charter are both less than 5%;

provided, A/N will be entitled to nominate two director nominees if it owns an equity or voting interest in New Charter of 11% or more.

Certain Anti-Takeover Provisions

Potential Issuances of New Charter Shares

New Charter’s authorized but unissued shares of common stock and preferred stock are available for future issuance without the approval of New Charter stockholders under Delaware law. New Charter may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of New Charter by means of a proxy contest, tender offer, merger or otherwise.

Notice of Stockholders’ Meeting

The DGCL requires notice of stockholders meetings to be sent to all stockholders of record entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting, except with regard to certain meetings, including those at which the stockholders are asked to vote upon a merger or a sale of all or substantially all the corporation’s assets, in which case notice must be given not less than 20 days nor more than 60 days before the date of the meeting. New Charter’s bylaws will provide that notice of the purpose or purposes, place, date and hour of a meeting of stockholders must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, except as otherwise required by law.

Notice of Stockholder Action

New Charter’s amended and restated bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely prior written notice of their proposals. To be timely, a stockholder’s notice must be received at New Charter’s principal executive offices not less than 45 days nor more than 70 days prior to the first anniversary of the date on which New Charter first mailed the proxy statement for the prior year’s annual meeting. If, however, the date of the annual meeting is more than 30 days before or after the anniversary date of the prior year’s annual meeting, notice by the stockholder must be received not less than 90 days prior to the annual meeting or by the 10th day following the public announcement of the date of the meeting, whichever occurs later, and not more than 120 days prior to the annual meeting. New Charter’s amended and restated bylaws specify requirements as to the form and content of a stockholder’s notice. These provisions may limit a stockholder in bringing matters before an annual meeting of stockholders or in making nominations for directors at an annual meeting of stockholders.

Provisions Relating to Amendments of the Certificate of Incorporation and Bylaws

Under the DGCL, after a corporation has received payment for its capital stock, a proposed amendment to the certificate of incorporation requires approval by the board of directors, a declaration by the board of directors of the amendment’s advisability and an affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon unless the certificate of incorporation requires a higher vote. The New Charter amended and restated certificate of incorporation will not include a higher vote requirement for amendments. Under the DGCL, a proposed amendment to the certificate of incorporation may require, in certain limited circumstances, an affirmative vote of a majority of the voting power of the outstanding stock of each class entitled to vote thereon, voting separately.

Under the DGCL, the power to adopt, alter and repeal bylaws is vested in the stockholders, except to the extent that a corporation’s certificate of incorporation vests concurrent power in the board of directors. The New Charter bylaws may be adopted, made, amended, supplemented or repealed (i) by the New Charter board of directors by vote of a majority of the board or (ii) by the stockholders by the affirmative vote of the holders of a majority of the shares of capital stock present or represented by proxy and entitled to vote thereon at a meeting of the stockholders.

As discussed under “Other Agreements—BHN/Liberty Stockholders Agreement—Amendment and Modification,” in the BHN/Liberty stockholders agreement, New Charter has contractually agreed to certain approval requirements for amendments to New Charter’s amended and restated certificate of incorporation and amended and restated bylaws.

Delaware Anti-Takeover Statute

Delaware corporate law contains a business combination statute (“DGCL Section 203”) that protects domestic corporations from hostile takeovers and from actions following such a takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. Delaware corporate law generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•	the board of directors of the target corporation has approved, before the person or entity becomes an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or

•	after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

These restrictions on interested stockholders do not apply under some circumstances, including if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware statute regulating business combinations, or if the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by these provisions of Delaware corporate law (and such amendment is duly approved by the stockholders entitled to vote thereon).

New Charter will not opt out of DGCL Section 203.

Other

New Charter’s amended and restated certificate of incorporation will provide that, only upon the termination of the BHN contribution agreement, in addition to any other vote required by law, a “business combination” (as will be defined therein) involving an interested stockholder, defined as a person who holds or has announced an intention to hold at least 10% of New Charter’s voting stock, or an affiliate or associate of such interested stockholder, must receive the following approvals: (i) a majority of the directors who are not affiliates or associates or representatives of the interested stockholder shall have determined that the business combination and consideration to be received is fair to New Charter and its stockholders (other than any stockholder that is an interested stockholder or any affiliates or associates of such interested stockholder), and (ii) holders of at least a majority of the votes entitled to be cast by the holders of the outstanding shares of voting stock, excluding the voting stock beneficially owned by the interested stockholder, or any affiliate or associate of such interested stockholder, voting as a single class, must approve the transaction. This provision will only be effective upon the termination of the BHN contribution agreement. This provision will also provide that it will not apply to any transaction agreed or consummated prior to the termination of the BHN contribution agreement.

In addition, certain provisions of New Charter’s amended and restated certificate of incorporation and amended and restated bylaws, which are further summarized below under “Comparison of Stockholder Rights,” may have an anti-takeover effect.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Charter stockholders are currently governed by Delaware law and Charter’s existing amended and restated certificate of incorporation and bylaws. The rights of TWC stockholders are currently governed by Delaware law and TWC’s existing amended and restated certificate of incorporation and bylaws. Following completion of the mergers, the rights of Charter stockholders and TWC stockholders who become stockholders of New Charter will be governed by Delaware law and New Charter’s amended and restated certificate of incorporation and New Charter’s amended and restated bylaws. If the mergers are not completed, but the BHN transactions are completed, the rights of Charter’s stockholders will be governed by the amended and restated certificate of incorporation and bylaws as described below for New Charter and in such case, references in this “Description of Capital Stock” section to “New Charter” will mean “Charter” upon completion of the BHN transactions and the amendment and restatement of Charter’s existing certificate of incorporation.

The following discussion summarizes the differences between the current rights of Charter stockholders, the current rights of TWC stockholders and the rights of New Charter stockholders. This summary is not intended to be complete and is qualified in its entirety by Delaware law, and the certificates of incorporation and bylaws of each of Charter, New Charter and TWC, respectively. Charter and TWC urge you to carefully read this entire joint proxy statement/prospectus, the relevant provisions of Delaware law and the other documents to which Charter and TWC refer in this joint proxy statement/prospectus for a more complete understanding of the differences between the rights of TWC stockholders, Charter stockholders and New Charter stockholders. Charter and TWC have filed with the SEC their respective governing documents referenced in this comparison of stockholder rights and will send copies of these documents to you, without charge, upon your written or telephonic request. See “Where You Can Find More Information.”

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights
Authorized Capital Stock	The authorized capital stock of Charter consists of (i) 900,000,000 shares of Charter Class A common stock, par value $0.001 per share, (ii) 25,000,000 shares of Charter Class B common stock, par value $0.001 per share and (iii) 250,000,000 shares of preferred stock, par value $0.001 per share.	The authorized capital stock of New Charter will consist of (i) 900,000,000 shares of New Charter Class A common stock, par value $0.001 per share, (ii) 1,000 shares of New Charter Class B common stock, par value $0.001 per share and (iii) 250,000,000 shares of preferred stock, par value $0.001 per share.	The authorized capital stock of TWC consists of (i) 8,333,333,333 shares of common stock, par value $0.01 per share and (ii) 1,000,000,000 shares of preferred stock, par value $0.01 per share.

Under Charter’s certificate of incorporation shares of Charter Class B common stock may at all times be held only by certain authorized Class B stockholders, which include (1) Paul G. Allen, (2) his estate, spouse, immediate family members and heirs and (3) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners or

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights
other owners of which consist exclusively of Mr. Allen or such other persons or entities referred to above. Each share of Charter Class B common stock transferred to one or more persons or entities other than such authorized Class B holders shall automatically convert into one fully paid and non-assessable share of Charter Class A common stock upon such transfer. Pursuant to the terms of Charter’s certificate of incorporation, on January 18, 2011, the independent directors caused a conversion of the shares of Charter Class B common stock into shares of Class A common stock on a one-for-one basis. Currently, there are no shares of Charter Class B common stock outstanding.

Number of Directors	The Charter board of directors currently has 10 members. Charter’s bylaws fix the size of the board of directors at 11 members.	Under New Charter’s amended and restated certificate of incorporation, following the closing of the BHN transactions, the number of directors on New Charter’s board of directors will be fixed at 13. If the BHN transactions are not completed, the number of directors on New Charter’s board of directors will be fixed by the bylaws.	The TWC board of directors currently has 13 members. Under TWC’s certificate of incorporation and bylaws, the number of directors shall be fixed from time to time pursuant to the bylaws.

	Delaware law permits a corporation’s certificate of incorporation or bylaws to provide for a classified board of directors. Charter’s certificate of incorporation and bylaws do not provide for a classified board of directors.	Delaware law permits a corporation’s certificate of incorporation or bylaws to provide for a classified board of directors. New Charter’s amended and restated certificate of incorporation and bylaws will not provide for a classified board of directors.	Delaware law permits a corporation’s certificate of incorporation or bylaws to provide for a classified board of directors. TWC’s certificate of incorporation and bylaws do not provide for a classified board of directors.

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

Election of Directors	If there are any shares of Charter Class B common stock outstanding, the Charter Class B common stockholders have the right to	Directors will be elected by a majority vote of the holders of New Charter Class A common stock and Class B common stock,	TWC’s bylaws provide that directors are elected by the affirmative vote of a majority of the votes cast in uncontested elections elect 35% of the members of the board of directors (rounded up to the next whole number), and the remaining directors will be elected by a majority vote of the holders of Charter Class A common stockholders.

If no shares of Charter Class B common stock are outstanding, holders of Charter Class A common stock are entitled to elect all members of the board of directors.

voting together as a single class.

Liberty Broadband and A/N will have certain board nomination rights, as described under “Description of Capital Stock—Certain Board Nomination Rights” and “Other Agreements—BHN/Liberty Stockholders Agreement—Size and Composition of the New Charter Board of Directors.”

and a plurality of votes cast for contested elections of directors at a meeting at which a quorum is present.

Removal of Directors	Under Charter’s certificate of incorporation, any director may be removed from office for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Charter Class A common stock and Charter Class B common stock (and any series of Charter preferred stock then entitled to vote at an election of directors), voting together as one class. Any director elected by the Charter Class A stockholders may be removed without cause by a majority vote of the holders of the outstanding shares of Charter Class A common stock. Any director elected by the Charter Class B stockholders may be removed from office without cause by the majority vote of the outstanding shares of Charter Class B stock.	New Charter’s amended and restated certificate of incorporation will provide that any individual director may be removed from office with or without cause by a majority vote of the outstanding shares of New Charter Class A common stock and Class B common stock, voting together as a single class.	TWC’s certificate of incorporation provides that directors may be removed from office without cause by the affirmative vote of the holders of at least a majority of the votes represented by the shares then outstanding and entitled to vote in the election of such directors. Any director may be removed for cause as provided under Delaware law.

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

Voting	Under Charter’s certificate of incorporation, (i) each holder of Charter Class A common stock is entitled to one vote per share of Charter Class A common stock, subject to certain exceptions, and (ii) each holder of Charter	Under New Charter’s amended and restated certificate of incorporation, (i) each holder of Charter Class A common stock will be entitled to one vote per share of New Charter Class A common stock and	Under TWC’s certificate of incorporation, each holder of TWC common stock is entitled to one vote per share of TWC common stock.
Class B common stock is entitled to the number of votes per share such that at all times when shares of Charter Class B common stock are outstanding, such shares represent 35% of the combined voting power of the Charter capital stock, on a fully diluted basis.

(ii) each holder of Charter Class B common stock will be entitled to a number of votes reflecting the voting power of Charter Holdings common units (other than those owned by Charter or New Charter) and the exchangeable preferred units on an as-converted, as-exchanged basis.

New Charter Class B common stock will not have voting rights on any matter to the extent that any A/N party (which includes A/N, any Newhouse person (as defined in the BHN/Liberty stockholders agreement) and any of their respective affiliates), or any group including one or more A/N parties, beneficially owns more than 49.5% of the outstanding New Charter Class A Common Stock. Any holder of Class B common stock who is not an A/N party will not be entitled to any vote on any matter with respect to any

Class B common stock held by such holder (other than as required by law).

In addition, Liberty Broadband and A/N will subject to certain limitations on their ability to vote shares in excess of a

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights
specified voting cap, as described under “Description of Capital Stock—Common Stock” and “Other Agreements—BHN/Liberty Stockholders Agreement—Voting Rights and Limits of Liberty Broadband and A/N.”

Cumulative Voting	Delaware law allows for cumulative voting, if provided for in the certificate of incorporation. Charter’s certificate of incorporation does not provide for cumulative voting.	Delaware law allows for cumulative voting, if provided for in the certificate of incorporation. New Charter’s amended and restated certificate of incorporation will not provide for cumulative voting.	Delaware law allows for cumulative voting, if provided for in the certificate of incorporation. TWC’s certificate of incorporation and bylaws do not provide for cumulative voting.

Vacancies on the Board of Directors	Under Charter’s certificate of incorporation, any vacancies on the board of directors of directors elected by holders of Charter Class A common stock shall be filled by a majority vote of the remaining directors elected or appointed by holders of Charter Class A common stock, even if less than a quorum. If there are no such directors, or the vacancy is not filled within 30 days, then it shall be filled by a majority vote of the holders of Charter Class A common stock. Any vacancies of directors elected by holders of Charter Class B common stock will be filled by a majority vote of the remaining directors elected or appointed by holders of Charter Class B common stock, even if less than a quorum. If there are no such directors, or the vacancy is not filled within 30 days, then it shall be filled by a majority vote of the holders of Charter Class B common stock.	Under New Charter’s amended and restated certificate of incorporation, except as described below, any vacancies on the board of directors of directors elected by holders of New Charter common stock will be filled by a majority vote of the remaining directors elected or appointed by holders of New Charter common stock, even if less than a quorum. Pursuant to the BHN/Liberty stockholders agreement, Liberty Broadband and A/N will have certain rights to fill vacancies of a director that was nominated by any such party. Alternatively, in the event the BHN contribution agreement is terminated, pursuant to Charter’s existing stockholders agreement (as amended by the Liberty investment agreement) with Liberty Broadband, Liberty Broadband will have certain rights to fill	Under TWC’s certificate of incorporation, vacancies on the board of directors shall be filled by a majority vote of the remaining directors, even if less than a quorum, or by an affirmative vote of the sole remaining director.

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

vacancies of a director that was nominated by Liberty Broadband.

Special Meeting of the Board of Directors	Under Charter’s bylaws, special meetings of the board of directors may be called by a majority of the directors then in office (rounded up to the nearest whole number) or by the Chairman of the board.	New Charter’s bylaws will provide that special meetings of the board of directors may be called by a majority of the directors then in office (rounded up to the nearest whole number) or by the Chairman of the board.	Under TWC’s bylaws, special meetings of the board of directors may be called by the chairman of the board, the chief executive officer or a majority of the existing board of directors.

Stockholder Action by Written Consent	Any action required or permitted to be taken by the stockholders may be taken without a meeting, prior notice and a vote, if consents or consents in writing are signed by the minimum number of holders of the outstanding stock that would be required to authorize the action if a meeting took place at which all shares entitled to vote were present and voted.	Any action required or permitted to be taken by the stockholders may be taken without a meeting, prior notice and a vote, if consents or consents in writing are signed by the holders of outstanding stock having not less than the minimum number of votes that would be required to authorize the action if a meeting took place at which all shares entitled to vote were present and voted.	Under TWC’s certificate of incorporation, any action required or permitted to be taken by the stockholders of TWC must be effected at a duly called annual or special meeting of the stockholders of TWC, and the ability of the stockholders to consent in writing to the taking of any action is specifically denied.

Amendment to Certificate of Incorporation	Under Delaware law, an amendment to Charter’s certificate of incorporation generally requires the approval of the Charter board of directors and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class. Under the DGCL, a proposed amendment to the certificate of incorporation may require, in certain limited circumstances, an affirmative vote of a majority of the voting power of the outstanding stock of each class entitled to vote thereon, voting as a separate class.	Under Delaware law, an amendment to New Charter’s amended and restated certificate of incorporation generally requires the approval of the New Charter board of directors and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class. Under the DGCL, a proposed amendment to the certificate of incorporation may require, in certain limited circumstances, an affirmative vote of a majority of the voting	Under Delaware law, an amendment to TWC’s charter generally requires the approval of the TWC board of directors and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class. Under the DGCL, a proposed amendment to the certificate of incorporation may require, in certain limited circumstances, an affirmative vote of a majority of the voting power of the outstanding stock of each class entitled

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

		power of the outstanding stock of each class entitled to vote thereon, voting as a separate class.	to vote thereon, voting as a separate class.

	Additionally, under Charter’s certificate of incorporation, an affirmative vote of a majority of Charter Class A and/or Charter Class B common stockholders, voting as a separate class, is required to amend certain aspects of the certificate of incorporation governing capital stock.	New Charter’s amended and restated certificate of incorporation will not provide any class of stock with special rights relating to the amendment of the amended and restated certificate of incorporation.	Under TWC’s certificate of incorporation, in addition to any vote required by law or under its certificate of incorporation, both the affirmative vote of a majority of the voting power of the then outstanding shares of common stock held by persons other than Time Warner Inc. and its affiliates (other than TWC and its subsidiaries) and the approval of a majority of the total number of independent directors then serving on the TWC board of directors is required to amend, alter or repeal, or adopt any provisions inconsistent with Section 7 of Article IV (Mergers, Consolidations, etc.), Section 6 of Article V (Independence of Board of Directors), Article VI (Amendment of By-laws) or Article IX (Amendment to Certificate of Incorporation), in each case of TWC’s certificate of incorporation.

Amendment of Bylaws	The Charter bylaws may be adopted, made, amended, supplemented or repealed (i) by the Charter board of directors by vote of a majority of the board or (ii) by the stockholders by a majority of the shares of capital stock present or represented by proxy and entitled to vote thereon at a

The Charter bylaws may be adopted, made, amended, supplemented or repealed (i) by the Charter board of directors by vote of a majority of the board (subject to the provisions of the BHN/Liberty stockholders agreement) or (ii) by the stockholders by a majority of the shares of

Under TWC’s certificate of incorporation, the bylaws may be amended by the TWC board of directors or by the affirmative vote of holders of a majority of the combined voting power of the then outstanding shares of the voting stock, voting as a single class.

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

	meeting of the stockholders. Notwithstanding the foregoing, any amendment, supplement or repeal of Section 3.2 (number, term and vacancies of directors), Section 4.6 (proportionate committee representation) or Article XI (amendments) will require a majority vote of the holders of Charter Class A common stock and a majority vote of the holders of Charter Class B common stock, each voting as a separate class.	capital stock present or represented by proxy and entitled to vote thereon at a meeting of the stockholders.

Special Stockholder Meetings	Under Charter’s bylaws, a special meeting of Charter stockholders may be called by the chairman of the board, the chief executive officer or a majority of the board.	New Charter’s bylaws will provide that a special meeting of Charter stockholders may be called by the chairman of the board, the chief executive officer or a majority of the board.	Under TWC’s bylaws, a special meeting of the stockholders may be called by the chairman of the board, the chief executive officer or a majority of the board. A special meeting of the stockholders shall be called by the secretary of TWC at the request or requests of one or more holders of record owning at least 25% of the voting power of the outstanding capital stock of TWC entitled to vote on the matter or matters to be brought before the proposed special meeting.

Notice of Stockholder Meetings	Under Charter’s bylaws, written notice of each stockholders meeting, whether annual or special, must be given not less than 10 days nor more than 60 days before the meeting, unless otherwise required by law.	New Charter’s bylaws will provide that written notice of each stockholders meeting, whether annual or special, must be given not less than 10 days nor more than 60 days before the meeting, unless otherwise required by law.	Under TWC’s bylaws, written notice of each stockholders meeting, whether annual or special, must be given not less than 10 days nor more than 60 days before the meeting, unless otherwise required by law.

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)	Charter’s bylaws generally permit stockholders to bring business before an annual stockholders’ meeting if the stockholder intending to bring such business gives timely notice in writing and in proper form, the proposed business is a proper matter for stockholder action, a notice of solicitation is provided to Charter, and a proxy statement is appropriately delivered.	New Charter’s bylaws will generally permit stockholders to bring business before an annual stockholders’ meeting if the stockholder intending to bring such business gives timely notice in writing and in proper form, the proposed business is a proper matter for stockholder action, a notice of solicitation is provided to Charter, and a proxy statement is appropriately delivered.	TWC’s bylaws generally permit stockholders to bring business (other than nominations of persons for election as directors) before a stockholders meeting if the stockholder intending to bring such business is a holder of record at the time of the giving of the notice, is entitled to vote at the meeting and gives timely notice thereof in writing in proper form.

	To be timely, a stockholder’s notice must be delivered to Charter’s principal executive offices not less than 45 days nor more than 70 days prior to the first anniversary of the date on which Charter first mailed proxy materials for the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days earlier or more than 30 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.	New Charter’s bylaws will provide that to be timely, a stockholder’s notice must be delivered to New Charter’s principal executive offices not less than 45 days nor more than 70 days prior to the first anniversary of the date on which New Charter first mailed proxy materials for the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days earlier or more than 30 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.	To be timely, a stockholder’s notice must be delivered to TWC’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting. However, if the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights
To be in proper form, each notice must set forth: (i) a brief description of the business desired to be brought before the meeting, the text of the proposal, the reasons for conducting such business, and any material interest in such business of the stockholder and beneficial owner, if any, for whom the proposal is made, (ii) the name and address of the stockholder, as they appear on Charter’s books, the class and number of shares of capital stock of Charter which are owned beneficially and of record, (iii) a representation that the stockholder is a holder of record of the stock of Charter, is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring the business specified in the notice before the meeting, and (iv) a representation whether the stockholder intends or is part of a group which intends to deliver a proxy statement to holders of at least the percentage of Charter’s outstanding capital stock required to approve or adopt the proposal.	New Charter’s by-laws will provide that to be in proper form, each notice must set forth: (i) a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business, and any material interest in such business of the stockholder and beneficial owner, if any, for whom the proposal is made, (ii) the name and address of the stockholder, as they appear on New Charter’s books (and of such beneficial holder, if any), the class and number of shares of capital stock of New Charter which are owned beneficially and of record, (iii) a representation that the stockholder is a holder of record of the stock of New Charter, is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring the business specified in the notice before the meeting, and (iv) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to deliver a proxy statement to holders of at least the percentage of New Charter’s outstanding capital stock required to approve or adopt the proposal.	To be in proper written form, the notice must set forth as to each matter the stockholder proposes to bring before the meeting: (i) a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on TWC’s books, of the stockholder proposing such business, of the beneficial owner, if any, on whose behalf the proposal is made as well as the name and address of any affiliate or associate of any such person (as such terms are defined in Rule 12b–2 promulgated under the Exchange Act) (each such stockholder, beneficial owner and other person is referred to as a proposing person), (iii) the classes and number of shares of TWC which are owned beneficially or of record by each proposing person, (iv) a description in reasonable detail of any derivative contracts, derivative securities or derivative transactions as of the date of such stockholder notice (and if a record date for the meeting has been established prior to the delivery of such stockholder notice to TWC, as of the record date) to which each proposing person is a party and which gives such proposing person the

Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights
economic equivalent of ownership of an amount of equity securities of any type or class of TWC, (v) a description in reasonable detail of any derivative contracts, derivative securities or derivative transactions as of the date of such stockholder notice (and if a record date for the meeting has been established prior to the delivery of such stockholder notice to TWC, as of the record date) to which each proposing person is a party and which reduces such proposing person’s economic interest in any voting securities of any type or class of TWC which it beneficially owns, as well as a description in reasonable detail of any voting securities of any type or class of TWC which each proposing person owns or has title to as of the date of such stockholder notice (and if a record date for the meeting has been established prior to the delivery of such stockholder notice to TWC, as of the record date) which are subject to a repurchase agreement or arrangement, (vi) a description in reasonable detail of any other proxy (including any revocable proxy), contract, arrangement or understanding pursuant to which such proposing person has or may have a right to vote any shares of any security of TWC or pursuant to which such proposing person has or may have granted a right to

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

vote any shares of any security of TWC, each as of the date of such stockholder notice (and if a record date for the meeting has been established prior to the delivery of such stockholder notice to TWC, as of the record date), including the number of shares of any security of TWC subject to such proxy, contract, arrangement or understanding (the information required to be disclosed pursuant to clauses (ii) through (vi) is referred to as the proposal information), (vii) any material interest of the proposing person in such business proposed to be brought before such annual meeting of stockholders, (viii) any other information relating to each proposing person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors, or would be otherwise required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder and (ix) a representation by the stockholder as to whether or not such stockholder intends to solicit proxies in support of such stockholder’s proposal.

Stockholder Nominations of Persons for Election as Directors	Charter’s bylaws generally permit stockholders to nominate persons for election as directors if the stockholder intending to make such nomination is a holder of	New Charter’s bylaws will generally permit stockholders to nominate persons for election as directors if the stockholder intending to make such	The TWC bylaws generally permit stockholders to nominate persons for election as directors if the stockholder intending to make such

Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

record at the time of the giving of the notice, is entitled to vote at the meeting for such director and gives timely written notice thereof in the proper form.	nomination is a holder of record at the time of the giving of the notice, is entitled to vote at the meeting for such director and gives timely written notice thereof in the proper form.	nomination is a holder of record at the time of the giving of the notice, is entitled to vote at the meeting and gives timely notice thereof in writing in proper form.

To be timely, a stockholder’s notice must be delivered to Charter’s principal executive offices not less than 45 days nor more than 70 days prior to the first anniversary of the date on which Charter first mailed proxy materials for the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days earlier or more than 30 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

If the number of directors elected to the board is increased and there is no public announcement by Charter at least 55 days prior to the first anniversary of the date on which Charter first mailed proxy materials for the preceding year’s annual meeting, a notice shall be considered timely, if delivered to the secretary of Charter at its principal executive offices not later than the close of business on the 10th day following the day on which the public

New Charter’s bylaws will provide that to be timely, a stockholder’s notice must be delivered to New Charter’s principal executive offices not less than 45 days nor more than 70 days prior to the first anniversary of the date on which New Charter first mailed proxy materials for the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days earlier or more than 30 days later than such anniversary date, notice by the stockholder to be timely must be so delivered or received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

If the number of directors elected to the board is increased and there is no public announcement by New Charter at least 55 days prior to the first anniversary of the date on which New Charter first mailed proxy materials for the preceding year’s annual meeting, a notice

To be timely, a stockholder’s notice must be delivered to TWC’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting. However, if the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, then to be timely such notice must be received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. With respect to an election to be held at a special meeting of the stockholders for the election of directors, not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees to be elected at such meeting.

Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

announcement was first made.	shall be considered timely, if delivered to the secretary of New Charter at its principal executive offices not later than the close of business on the 10th day following the day on which the public announcement was first made.

To be in proper form, the notice must set forth: (i) all information relating to nominees for election as director that is required to be disclosed under Regulation 14A of the Securities Exchange Act, the name and address of the stockholder, as they appear on Charter’s books, the class and number of shares of capital stock of Charter’s which are owned beneficially and of record, (ii) a representation that the stockholder is a holder of record of the stock of Charter, is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and (iii) a representation whether the stockholder intends or is part of a group which intends to deliver a form of proxy to holders of at least the percentage of Charter’s outstanding capital stock required to elect the nominee.	New Charter’s bylaws will provide that to be in proper form, the notice must set forth: (i) all information relating to nominees for election as director that is required to be disclosed under Regulation 14A of the Securities Exchange Act, the name and address of the stockholder, as they appear on New Charter’s books, the class and number of shares of capital stock of New Charter’s which are owned beneficially and of record, (ii) a representation that the stockholder is a holder of record of the stock of New Charter, is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and (iii) a representation whether the stockholder intends or is part of a group which intends to deliver a form of proxy to holders of at least the percentage of New Charter’s outstanding capital stock required to elect the nominee.	To be in proper form, the notice must set forth: (i) the stockholder’s intent to nominate one or more persons for election as a director of TWC, the name of each such nominee proposed by the stockholder giving the notice, and the reason for making such nomination at the meeting, (ii) the proposal information, (iii) any material interest of the proposing person in such nomination, (iv) a description of all arrangements or understandings between or among any of (A) the proposing person, (B) each nominee and (C) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by a proposing person, (v) such other information regarding each proposing person and each nominee proposed by the proposing person as would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for election of directors, or would be otherwise required, in each case pursuant to Section 14 of

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

the Exchange Act and the rules and regulations promulgated thereunder, (vi) the signed consent of each nominee proposed by the stockholder giving the notice to serve as a director of TWC if so elected, and (vii) a representation by the stockholder as to whether or not such stockholder intends to solicit proxies in support of such stockholder’s nominee(s).

Limitation of Liability of Directors and Officers	Charter’s certificate of incorporation provides that to the fullest extent permitted by Delaware law, as it may be amended from time to time, Charter’s directors will not be held personally liable to Charter or its stockholders for monetary damages for breach of fiduciary duty as a director.	New Charter’s amended and restated certificate of incorporation will provide that to the fullest extent permitted by Delaware law, as it may be amended from time to time, New Charter’s directors will not be held personally liable to New Charter or its stockholders for monetary damages for breach of fiduciary duty as a director.	TWC’s certificate of incorporation provides that to the fullest extent permitted by Delaware law, as it may be amended from time to time, TWC’s directors will not be held personally liable to TWC or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors, Officers, Employees and Agents	Under Charter’s bylaws, Charter will indemnify and hold harmless any director, officer, employee or agent who is made party or threatened to be made party to an action by reason of the fact that they are a director or officer of Charter or serving in certain capacities at the request of Charter. Charter will not indemnify such person with respect to proceedings they initiate, if that proceeding is not approved by the board.	Under New Charter’s amended and restated bylaws, New Charter will indemnify and hold harmless any director, officer, employee or agent who is made party or threatened to be made party to an action by reason of the fact that they are a director or officer of New Charter or serving in certain capacities at the request of New Charter. New Charter will not indemnify such person with respect to proceedings they initiate, if that proceeding is not approved by the board.	Under TWC’s bylaws, to the fullest extent permitted by Delaware or other applicable law, TWC will indemnify any person who is or was a director or officer of TWC and who is or was involved in any proceeding by reason of the fact that such person is or was a director, officer, employee or agent of TWC or is or was serving at the request of TWC as a director, officer, employee or agent of another corporation or other entity and will advance expenses to such persons (within 20 days after the receipt of statements requesting such

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

advance). However, TWC will not indemnify a director or officer with respect to a proceeding that was commenced by such director or officer unless the proceeding was commenced either with the approval of the board of directors of after a change in control (as defined in Article VII of TWC’s bylaws). Additionally, under TWC’s bylaws, TWC will indemnify, under certain circumstances, any person who is or was an employee of TWC and who is or was involved in any proceeding by reason of the fact that such employee is or was serving as a director of another corporation and will also advance expenses incurred by any such person consistent with the advancement provisions for indemnified TWC directors and officers.

Under TWC’s bylaws, TWC may also indemnify any person who is or was an employee or agent of TWC and may also advance expenses incurred by any such person consistent with the advancement provisions for indemnified TWC directors and officers.

Appraisal Rights or Dissenters’ Rights	Under Delaware law, stockholders of a Delaware corporation have the right to dissent from certain mergers or consolidations to which the corporation is a party, and to demand payment for the fair value of their shares pursuant to, and in compliance with procedures	Under Delaware law, stockholders of a Delaware corporation have the right to dissent from certain mergers or consolidations to which the corporation is a party, and to demand payment for the fair value of their shares pursuant to, and in compliance with	Under Delaware law, stockholders of a Delaware corporation have the right to dissent from any plan of merger or consolidation to which the corporation is a party, and to demand payment for the fair value of their shares pursuant to, and in compliance with

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

	set forth in, the “appraisal rights” provisions of the DGCL, except in connection with a merger or consolidation with respect to shares (i) listed on a national securities exchange or held of record by more than 2,000 holders and (ii) for which, pursuant to the plan of merger or consolidation, stockholders will receive only (a) shares or depository receipts of another corporation which at the date the merger or consolidation is completed will be either listed on a national securities exchange or held of record by more than 2,000 holders, (b) shares of stock or depository receipts of the surviving corporation in the merger or consolidation, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.	procedures set forth in, the “appraisal rights” provisions of the DGCL, except in connection with a merger or consolidation with respect to shares (i) listed on a national securities exchange or held of record by more than 2,000 holders and (ii) for which, pursuant to the plan of merger or consolidation, stockholders will receive only (a) shares or depository receipts of another corporation which at the date the merger or consolidation is completed will be either listed on a national securities exchange or held of record by more than 2,000 holders, (b) shares of stock or depository receipts of the surviving corporation in the merger or consolidation, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.	procedures set forth in, the “appraisal rights” provisions of the DGCL, except in connection with a merger or consolidation with respect to shares (i) listed on a national securities exchange or held of record by more than 2,000 holders and (ii) for which, pursuant to the plan of merger or consolidation, stockholders will receive only (a) shares or depository receipts of another corporation which at the date the merger or consolidation is completed will be either listed on a national securities exchange or held of record by more than 2,000 holders, (b) shares of stock or depository receipts of the surviving corporation in the merger or consolidation, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.

Dividends and Stock Repurchases	Under Charter’s certificate of incorporation, the holders of shares of common stock shall be entitled to receive dividends and other distributions in cash, property or shares of stock, from time to time, at the discretion of the board of directors, out of funds legally available. Charter shall not make distributions unless it makes the same distribution to each outstanding share of common stock regardless of class.	Under New Charter’s amended and restated certificate of incorporation, the holders of shares of New Charter Class A and Class B common stock will be entitled to receive dividends and other distributions in cash, property or shares of stock, from time to time, at the discretion of the board of directors, out of funds legally available. New Charter shall not make distributions unless it makes the same distribution to each outstanding share of common stock regardless of class.	TWC’s certificate of incorporation provides that the TWC board of directors may provide for dividends to be paid to holders of TWC common stock at such times and in such amounts as the board of directors in its discretion shall determine.

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights
Stockholder Vote on Fundamental or Extraordinary Corporate Transactions	Under Delaware law, a sale, lease or exchange of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the approval of the corporation’s board of directors and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction. Charter’s organizational documents do not include additional voting requirements, except with respect to transactions with interested stockholders as described below.	Under Delaware law, a sale, lease or exchange of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the approval of the corporation’s board of directors and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction. New Charter’s organizational documents will not include additional voting requirements, except with respect to transactions with interested stockholders as described below.	Under Delaware law, a sale, lease or exchange of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the approval of the corporation’s board of directors and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

State Anti-Takeover Provisions

Charter has not opted out of Section 203 of the DGCL which governs transactions with interested stockholders. See “Description of Charter Capital Stock—Certain Anti-Takeover Effects.”

Additionally, Charter’s certificate of incorporation provides that in addition to any other vote required by law, a “business combination” (as defined therein) involving an interested stockholder, defined as a holder of at least 10% of Charter’s voting stock, or an affiliate or associate of such interested stockholder, must receive the following determinations and approvals: (i) a majority of the directors who are not

New Charter will not opt out of Section 203 of the DGCL.

New Charter’s amended and restated certificate of incorporation will provide that, only upon the termination of the BHN contribution agreement, in addition to any other vote required by law, a “business combination” (as will be defined therein) involving an interested stockholder, defined as a person who holds or has announced an intention to hold at least 10% of New Charter’s voting stock, or an affiliate or associate of such interested stockholder, must receive the following approvals:

TWC has expressly elected to be governed by Section 203 of the DGCL, which provides that, if a person acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation, thereby becoming an “interested stockholder,” that person may not engage in certain transactions, including mergers, with the corporation for a period of three years unless one of the following exceptions applies: (i) the board of directors approved the acquisition of stock or the transaction prior to the time that the person became an interested

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights

affiliates or associates or representatives of the interested stockholder shall have determined that the business combination and consideration to be received is fair to Charter and its stockholders (other than any stockholder that is an interested stockholder or any affiliates or associates of such interested stockholder), and (ii) holders of at least a majority of the votes entitled to be cast by the holders of the outstanding shares of voting stock, excluding the voting stock beneficially owned by the interested stockholder, or any affiliate or associate of such interested stockholder, voting as a single class, must approve the transaction.

		(i) a majority of the directors who are not affiliates or associates or representatives of the interested stockholder shall have determined that the business combination and consideration to be received is fair to New Charter and its stockholders (other than any stockholder that is an interested stockholder or any affiliates or associates of such interested stockholder), and (ii) holders of at least a majority of the votes entitled to be cast by the holders of the outstanding shares of voting stock, excluding the voting stock beneficially owned by the interested stockholder, or any affiliate or associate of such interested stockholder, voting as a single class, must approve the transaction. This provision will only be effective upon the termination of the BHN contribution agreement. This provision will also provide that it will not apply to any transaction agreed or consummated prior to the termination of the BHN contribution agreement.	stockholder, (ii) the person became an interested stockholder and an 85% owner of the voting stock of the corporation in the transaction, excluding voting stock owned by directors who are also officers and certain employee stock plans, or (iii) the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Stockholder Rights Plan	While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.	While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.	While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights
Charter currently has no stockholder rights plan. While Charter has no present intention to adopt a stockholder rights plan, the Charter board of directors retains the right to adopt a new plan at a future date.

While New Charter has no present intention to adopt a stockholder rights plan, the New Charter board of directors retains the right to adopt a new plan at a future date.

Additionally, New Charter’s amended and restated certificate of incorporation will provide that any decision with respect to a stockholder rights plan, including whether to implement a stockholder rights plan, will be made by a majority of the unaffiliated directors.

TWC currently has no stockholder rights plan. While TWC has no present intention to adopt a stockholder rights plan, the TWC board of directors retains the right to adopt a new plan at a future date.

Preemptive Rights

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe to an additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the charter.

Charter’s certificate of incorporation does not provide such preemptive rights for holders of any class or series of Charter’s capital stock.

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe to an additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the charter.

New Charter’s amended and restated certificate of incorporation will not provide such preemptive rights for holders of any class or series of New Charter’s capital stock.

However, in the BHN/Liberty stockholders agreement, New Charter has agreed to give A/N and Liberty certain contractual pre-emptive rights, as described under “Other Agreements—BHN/Liberty Stockholders Agreement.”

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe to an additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the charter.

TWC’s certificate of incorporation does not provide such preemptive rights for holders of any class or series of TWC’s capital stock.

	Charter Stockholder Rights	New Charter Stockholder Rights	TWC Stockholder Rights
Duties of Directors	Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing the corporation’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.	Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing the corporation’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.	Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing the corporation’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

LEGAL MATTERS

The validity of the New Charter Class A common stock that will be issued in the mergers will be passed upon for New Charter by Wachtell, Lipton, Rosen & Katz.

EXPERTS

The consolidated financial statements of Charter Communications, Inc. and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing in Charter’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of operations, members’ capital, and cash flows of Bresnan Broadband Holdings, LLC and subsidiaries for the year ending December 31, 2012 have been incorporated by reference herein, in reliance upon the report of KPMG LLP, an independent auditor, appearing in our Current Report on Form 8-K filed on April 19, 2013, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Time Warner Cable Inc. appearing in Time Warner Cable Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2014, and the effectiveness of Time Warner Cable Inc.’s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Bright House Networks, LLC as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, have been included herein in reliance upon the report of KPMG LLP, an independent auditor, included herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

New Charter

This section assumes that the mergers are completed prior to the Charter 2016 annual meeting. If the mergers are not completed prior to the 2016 annual meeting, references in this section to “New Charter” will mean “Charter.” Any stockholder nominations or proposals for other business intended to be presented at New Charter’s 2016 annual meeting of stockholders must comply with the notice procedures set forth in New Charter’s bylaws and be submitted to New Charter as set forth below.

Eligible stockholders interested in submitting a proposal for inclusion in the proxy materials for New Charter’s 2016 annual meeting of stockholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act. In order to be considered timely for inclusion in New Charter’s proxy materials for the 2016 annual meeting of stockholders, stockholder proposals must be received by New Charter’s Corporate Secretary at 400 Atlantic Street, Stamford, Connecticut 06901 no later than November 19, 2015.

Under New Charter’s bylaws a stockholder must follow certain procedures to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an annual meeting of stockholders must be submitted in writing to New Charter’s Corporate Secretary at the address stated above not less than 45 days nor more than 70 days prior to the first anniversary of the date on which New Charter first mailed proxy materials for the preceding year’s annual meeting of stockholders. Therefore, to be presented at New Charter’s 2016 annual meeting of stockholders, such a proposal must be received by New Charter on or after January 6, 2016 but no later than February 12, 2016. However, in the event that New Charter elects to hold its next annual meeting more than 30 days before or after April 28, 2016, the anniversary of New Charter’s 2015 annual meeting, such stockholder proposals would have to be received by New Charter not earlier than 120 days prior to the next annual meeting date and not later than 90 days prior to the next annual meeting date.

Such notice must include: (1) for a nomination for director, all information relating to such person that is required to be disclosed in a proxy for election of directors; (2) as to any other business, a description of the proposed business, the text of the proposal, the reasons therefore, and any material interest the stockholder may have in that business; and (3) certain information regarding the stockholder making the proposal. These requirements are separate from the requirements a stockholder must meet to have a proposal included in New Charter’s proxy statement.

Any stockholder desiring a copy of the Charter bylaws (which are substantially similar to the bylaws of New Charter once the New Charter bylaws become effective) will be furnished one without charge upon written request to Charter’s Corporate Secretary at 400 Atlantic Street, Stamford, Connecticut 06901. A copy of the amended and restated bylaws was filed as an exhibit to Charter’s Current Report on Form 8-K filed on December 4, 2009, and is available at the SEC’s website at www.sec.gov.

TWC

TWC’s annual meeting of stockholders was held on July 1, 2015 and therefore the window for proposals for TWC’s 2015 annual meeting of stockholders is now closed. It is expected that TWC will hold its 2016 annual meeting of stockholders unless the mergers are completed prior to the expected date of TWC’s 2016 annual meeting of stockholders. Any stockholder nominations or proposals for business intended to be presented at TWC’s 2016 annual meeting of stockholders must comply with the notice procedures set forth in TWC’s bylaws and be submitted to TWC as set forth below.

Eligible stockholders interested in submitting a proposal for inclusion in the proxy materials for TWC’s 2016 annual meeting of stockholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act. In order to be considered timely for inclusion in TWC’s proxy materials for the 2016 annual meeting of stockholders, stockholder proposals must be received by TWC at Corporate Secretary, Time Warner Cable Inc., 60 Columbus Circle, New York, New York 10023 not later than January 22, 2016.

Under TWC’s bylaws certain procedures are provided that a stockholder must follow to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders. These procedures provide that nominations for director nominees and/or an item of business to be introduced at an annual meeting of stockholders must be submitted in writing to TWC at the address stated above not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. Therefore, because TWC’s 2015 annual meeting was held on July 1, 2015, to be presented at TWC’s 2016 annual meeting of stockholders, such a proposal must be received by TWC on or after March 3, 2016 but no later than April 2, 2016. If the date of the annual meeting is more than 30 days earlier or more than 60 days later than July 1, 2016, the anniversary of the 2015 annual meeting of stockholders, notice must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

The relevant provisions of the TWC bylaws regarding stockholder nominations or proposals for other business are available on the Investor Relations section of TWC’s website at www.twc.com/investors. You may also contact the Corporate Secretary at Corporate Secretary, Time Warner Cable Inc., 60 Columbus Circle, New York, New York 10023 to request a copy of the TWC bylaws.

WHERE YOU CAN FIND MORE INFORMATION

Charter has filed a registration statement on Form S-4 to register with the SEC the shares of New Charter Class A common stock to be issued to TWC and Charter stockholders as consideration in the mergers. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of New Charter in addition to being proxy statements of TWC and Charter for their respective special meetings. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Charter and the Charter Class A common stock. The rules and regulations of the SEC allow Charter and TWC to omit certain information included in the registration statement from this joint proxy statement/prospectus.

Charter and TWC file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an Internet site that has reports, proxy and information statements and other information about Charter and TWC. The address of that site is www.sec.gov. The reports and other information filed by Charter and TWC with the SEC are also available at their respective Internet websites, which are www.charter.com and www.twc.com. Information contained on or accessible through these Internet websites is not part of this, or incorporated by reference into, joint proxy statement/prospectus.

The SEC allows Charter and TWC to “incorporate by reference” information into this joint proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Charter and TWC have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the respective dates of the TWC and Charter special meetings (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Charter and TWC and their respective financial performance.

This joint proxy statement/prospectus incorporates by reference the documents set forth below previously filed with the SEC:

•	Charter’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 24, 2015.

•	Charter’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 1, 2015 and for the quarter ended June 30, 2015, filed with the SEC on August 4, 2015.

•	Charter’s Current Reports on Form 8-K filed with the SEC on April 19, 2013 (with respect to Exhibit 99.1 only), March 13, 2015, March 18, 2015, April 1, 2015, April 6, 2015, April 13, 2015, April 22, 2015, April 24, 2015, May 1, 2015 (solely with respect to Item 5.07), May 26, 2015, May 29, 2015, July 6, 2015 and July 27, 2015 (other than the portions of those filings not deemed to be filed).

•	Portions of the Charter Definitive Proxy Statement filed with the SEC on March 18, 2015 that are incorporated by reference into the Annual Report.

•	TWC’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 13, 2015.

•	TWC’s Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on April 27, 2015.

•	TWC’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on April 30, 2015 and for the quarter ended June 30, 2015, filed with the SEC on July 30, 2015.

•	TWC’s Current Reports on Form 8-K filed with the SEC on January 29, 2015 (solely with respect to Items 8.01 and 9.01), April 24, 2015, May 26, 2015, May 29, 2016, June 1, 2015, July 6, 2015 and August 6, 2015 (other than the portions of those filings not deemed to be filed).

•	TWC’s Proxy Statement for the 2015 annual meeting, filed with the SEC on May 18, 2015.

Charter has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Charter, as well as all pro forma financial information, and TWC has supplied all such information relating to TWC.

Documents incorporated by reference are available from Charter or TWC, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

Attention: Investor Relations

Telephone: (203) 905-7801

Time Warner Cable Inc.

60 Columbus Circle

New York, New York 10023

Attention: Investor Relations

Telephone: (877) 446-3689

If you would like to request documents, please do so by no later than five business days before the date of the Charter special meeting (which meeting is to be held on September 21, 2015) or five business days before the date of the TWC special meeting (which meeting is to be held on September 21, 2015), as applicable.

You should not rely on information that purports to be made by or on behalf of Charter or TWC other than the information contained in or incorporated by reference into this joint proxy statement/prospectus to vote on the on the proposals to presented at the special meetings. Neither Charter nor TWC has authorized anyone to provide you with information on behalf of Charter or TWC, respectively, that is different from what is contained in this joint proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

This joint proxy statement/prospectus is dated August     , 2015. The information contained in this joint proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Bright House Networks, LLC and its Subsidiaries for Each of the Years in the Three-Year Period Ended December 31, 2014

Consolidated Financial Statements of Bright House Networks, LLC and Subsidiaries
Independent Auditors’ Report	F-1
Consolidated Balance Sheets	F-2
Consolidated Statements of Income	F-3
Consolidated Statements of Comprehensive Income	F-4
Consolidated Statements of Changes in Member’s Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Condensed Consolidated Financial Statements of Bright House Networks, LLC and its Subsidiaries for the Six Months Ended June 30, 2015 and 2014

Condensed Consolidated Financial Statements of Bright House Networks, LLC and Subsidiaries
Condensed Consolidated Balance Sheets	F-21
Condensed Consolidated Statements of Income	F-22
Condensed Consolidated Statements of Comprehensive Income	F-23
Condensed Consolidated Statements of Cash Flows	F-24
Notes to Condensed Consolidated Financial Statements	F-25

Independent Auditors’ Report

The Member

Bright House Networks, LLC:

We have audited the accompanying consolidated financial statements of Bright House Networks, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Bright House Networks, LLC and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in accordance with U.S. generally accepted accounting principles.

(signed) KPMG LLP

New York, New York

March 27, 2015

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2014 and 2013

(In thousands of dollars)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$653,714	1,001,774
Short-term marketable securities (note 3)	112,397	9,995
Accounts receivable-trade, net of allowances of $19,250 and $17,918 as of December 31, 2014 and 2013, respectively	179,383	165,635
Other current assets	55,564	48,700

Total current assets	1,001,058	1,226,104
Property, plant, and equipment, net (note 2)	2,130,642	2,007,372
Long-term marketable securities (note 3)	362,940	—
Investments (note 4)	12,006	11,354
Goodwill (note 5)	12,746	12,746
Intangible assets, net (note 5)	851,484	851,073
Other assets	50,241	19,622

Total assets	$4,421,117	4,128,271

Liabilities and Member’s Equity
Accounts payable and other current liabilities (note 6)	$348,342	362,640
Current maturities of long term debt (note 7)	42,857	42,857
Deferred revenue	62,946	60,651

Total current liabilities	454,145	466,148
Long-term debt (note 7)	471,429	514,286
Other liabilities (note 8)	479,722	189,300

Total liabilities	1,405,296	1,169,734
Commitments and contingencies (note 12)
Member’s equity	3,015,821	2,958,537

Total liabilities and member’s equity	$4,421,117	4,128,271

See accompanying notes to consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2014, 2013 and 2012

(In thousands of dollars)

	2014	2013	2012
Revenues:
Subscriber	$3,504,839	3,335,582	3,165,119
Advertising and other	199,548	172,886	177,810

Total revenues	3,704,387	3,508,468	3,342,929

Costs and expenses:
Operating expenses	2,503,534	2,392,049	2,296,921
Depreciation and amortization	416,223	386,063	359,563
Gain on disposal of assets, net	(4,497)	(29,483)	(1,883)
Income from equity investments	(122)	(1,862)	(70,203)
Interest, net	37,724	42,371	53,851

Total costs and expenses	2,952,862	2,789,138	2,638,249

Net income	$751,525	719,330	704,680

See accompanying notes to consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2014, 2013 and 2012

(In thousands of dollars)

	2014	2013	2012
Net income	$751,525	719,330	704,680
Change in unrecognized amounts included in pension and postretirement obligations (note 10)	(132,713)	84,655	(16,434)

Comprehensive income	$618,812	803,985	688,246

See accompanying notes to consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Member’s Equity

Years ended December 31, 2014, 2013 and 2012

(In thousands of dollars)

	Member’s equity	Accumulated other comprehensive loss	Total
Balance, December 31, 2011	$2,511,739	(159,426)	2,352,313
Net income	704,680	—	704,680
Change in unrecognized amounts included in pension and postretirement obligations (note 10)	—	(16,434)	(16,434)
Distributions	(566,357)	—	(566,357)

Balance, December 31, 2012	2,650,062	(175,860)	2,474,202
Net income	719,330	—	719,330
Change in unrecognized amounts included in pension and postretirement obligations (note 10)	—	84,655	84,655
Distributions	(319,650)	—	(319,650)

Balance, December 31, 2013	3,049,742	(91,205)	2,958,537
Net income	751,525	—	751,525
Change in unrecognized amounts included in pension and postretirement obligations (note 10)	(170,128)	(132,713)	(302,841)
Distributions	(391,400)	—	(391,400)

Balance, December 31, 2014	$3,239,739	(223,918)	3,015,821

See accompanying notes to consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2014, 2013 and 2012

(In thousands of dollars)

	2014	2013	2012
Cash flows from operating activities:
Net income	$751,525	719,330	704,680
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	416,223	386,063	359,563
Income from equity investments	(122)	(1,862)	(70,203)
Gain on disposal of assets, net	(4,497)	(29,483)	(1,883)
Change in operating assets and liabilities:
Accounts receivable	(13,747)	(5,957)	(5,232)
Other current assets	(6,863)	(23,125)	(4,207)
Other assets	3,860	(778)	12,575
Accounts payable and other liabilities	(26,718)	22,987	26,079
Deferred revenue	2,296	8,290	(2,483)

Net cash provided by operating activities	1,121,957	1,075,465	1,018,889

Cash flows from investing activities:
Capital expenditures	(530,590)	(397,882)	(421,945)
Franchise expenditures	(10,274)	(9,598)	(12,314)
Purchases of marketable securities	(608,178)	(9,995)	(39,981)
Proceeds from sale and maturities of marketable securities	140,597	39,981	—
Business acquisition, net of cash acquired	—	—	(15,750)
Acquisitions of investments and other assets	(530)	(1,831)	(1,795)
Transfer to restricted cash	(31,282)	—	—
Proceeds from SpectrumCo’s sale of spectrum licenses	—	1,161	187,453
Proceeds from sale of investment	—	42,373	—
Proceeds from sale of other assets	4,497	5,810	8,378

Net cash used in investing activities	(1,035,760)	(329,981)	(295,954)

Cash flows from financing activities:
Member distributions	(391,400)	(319,650)	(566,357)
Repayments of senior note	(42,857)	(42,857)	(150,000)

Net cash used in financing activities	(434,257)	(362,507)	(716,357)

Net (decrease) increase in cash and cash equivalents	(348,060)	382,977	6,578
Cash and cash equivalents at beginning of period	1,001,774	618,797	612,219

Cash and cash equivalents at end of period	$653,714	1,001,774	618,797

Interest paid	$41,036	44,250	53,490

See accompanying notes to consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014, 2013 and 2012

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business

Bright House Networks, LLC and subsidiaries (the Company) is a cable operator with its primary markets in Florida, Michigan, Alabama, Indiana and California. The Company provides its subscribers with video, high-speed data and digital phone services. The Company also sells advertising on its cable systems to local and national advertisers.

The Company is a wholly owned subsidiary of Time Warner Entertainment-Advance/Newhouse (TWE-A/N). TWE-A/N is a partnership formed in 1995 by Time Warner Entertainment Company, L.P., a subsidiary of Time Warner Inc., and Advance/Newhouse Partnership (A/N). A/N is the manager of the Company and is entitled to 100% of its economic benefits.

(b) Basis of Consolidation

The accompanying consolidated financial statements include all of the accounts and all entities that are majority-owned by the Company and are required to be consolidated in accordance with accounting principles generally accepted in the United States of America (GAAP). The Company has eliminated intercompany accounts and transactions among consolidated entities.

(c) Revenues and Costs

Subscriptions are recorded as revenue in the period that the service is provided. Advertising revenues are recognized in the period that the advertisements are exhibited. Recognition of revenue from subscribers billed in advance is deferred until the services are rendered.

The Company pays for programming provided to its subscribers under joint contracts with Time Warner Cable Inc. (TWC). The programming costs are expensed as the related services are made available to subscribers. Amounts paid to TWC for programming and other services were $976.5 million, $944.1 million and $902.1 million in 2014, 2013 and 2012, respectively. At December 31, 2014 and 2013, unpaid balances due to TWC were $154.4 million and $144.7 million, respectively. Such amounts are included in accounts payable and other current liabilities in the accompanying consolidated balance sheets.

Launch fees received from programming vendors are deferred and recognized as a reduction of expense over the life of the related programming agreement. Reimbursement of marketing costs from programming vendors are recognized as a reduction in marketing expense.

Advertising costs are expensed upon the first exhibition of related advertisements. Marketing expense (including advertising), net of certain reimbursements from programmers, was $93.0 million, $83.7 million and $81.1 million in 2014, 2013 and 2012, respectively.

Cable subscriber installation costs for single-family residences are expensed when incurred.

In the normal course of business, the Company is assessed non-income related taxes by governmental authorities, including franchising authorities, and collects such taxes from its subscribers. The Company’s policy is that, in instances where the tax is being assessed directly on the Company, amounts paid to governmental authorities and amounts received from subscribers are recorded on a gross basis. That is, amounts paid to governmental authorities are recorded as operating expenses and amounts received from subscribers are recorded as revenues. The amount of such fees included as a component of revenues was $90.4 million, $89.1 million and $89.2 million in 2014, 2013 and 2012, respectively.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments with an original maturity of less than three months.

(e) Marketable Securities

The Company has investments in marketable debt securities which are accounted for as available-for-sale securities and stated at fair value. The Company determines the appropriate classification of the investments at the date of purchase and reevaluates the classification at the balance sheet date. Marketable debt securities with maturities of 12 months or less are classified as short-term. Marketable debt securities with maturities greater than 12 months are classified as long-term. Changes in the fair value of available-for-sale securities were not material.

(f) Fair Value Disclosures

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1 —	Defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 —	Defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of accounts receivable, accounts payable, and other current liabilities approximates fair value because of the relatively short maturity of these items.

The Company’s marketable securities, which include U.S. Treasury securities, corporate debt securities, U.S. government agency securities, municipal securities, certificates of deposit and commercial paper, are recorded at fair value (see note 3). The Company classified these investments as Level 2 since the fair value estimates are based on market observable inputs for investments with similar terms and maturities.

(g) Accounts Receivable

Accounts receivable are recorded at net realizable value. The Company maintains an allowance for doubtful accounts, which is determined after considering past collection experience, aging of accounts receivable, general economic factors, and other considerations.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(h) Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Additions to the Company’s distribution systems include material, labor, and overhead. Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Buildings and improvements	10-45 years
Distribution systems	3-16 years
Vehicles and other equipment	3-10 years

Gains and losses on dispositions of property are reported as disposal of assets, net, in the accompanying consolidated statements of income.

(i) Investments

Investments in which the Company has significant influence, but less than controlling voting interest, are accounted for under the equity method. Investments in which the Company does not have significant influence are accounted for under the cost method.

The Company writes down an investment to fair value if it is determined that the investment has incurred an other-than-temporary decline in value. The Company evaluates available financial information and quoted market prices, where available, to determine fair value (note 4).

(j) Goodwill

The excess of purchase price over the fair value of net tangible and identifiable intangible assets acquired is included in goodwill on the date of acquisition. Goodwill is not amortized.

(k) Intangible Assets

Intangible assets include cable television franchises acquired in business combinations. These assets are deemed to have an indefinite useful life and are not amortized.

Intangible assets also include costs incurred in negotiating and renewing cable franchise agreements and other contractual rights, such as deferred right-of-way costs. These assets have a finite useful life and are amortized on a straight-line basis over their respective contract terms as follows:

Renewal of cable franchise rights	15-25 years
Deferred right-of-way costs	5-25 years
Trade names and subscriber lists	5 years
Other	2-20 years

(l) Impairment of Long-Lived, Indefinite-Lived Assets and Goodwill

The Company reviews its long-lived assets (property, plant, and equipment, and intangible assets subject to amortization that arose from acquisitions accounted for under the purchase method) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

We evaluate goodwill and other indefinite-lived intangible assets for impairment at least annually and whenever other facts and circumstances indicate that the carrying amounts of goodwill and other indefinite-lived assets may not be recoverable. For purposes of the goodwill evaluation, we make a qualitative assessment to determine if goodwill may be impaired. If it is more likely than not that a reporting unit’s fair value is less than its carrying value, we then compare the fair value of the reporting unit to its respective carrying amount. If the carrying value of a reporting unit were to exceed its fair value, we would then compare the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying amount over the fair value would be charged to operations as an impairment loss. Any excess of the carrying value over the fair value of indefinite-lived intangibles assets other than goodwill is also charged to operations as an impairment loss.

(m) Income Taxes

The Company is not subject to federal or state income taxes, and therefore, no income taxes are recorded in the accompanying consolidated financial statements.

(n) Use of Estimates

The accompanying consolidated financial statements are prepared in accordance with GAAP, which requires that management make estimates and assumptions that affect the reported amounts. Actual results could differ from these estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include accounting for asset impairments, allowances for doubtful accounts, investments, depreciation and amortization, pension benefits, and contingencies. Allocation methodologies used to prepare the accompanying consolidated financial statements are based on estimates and are described in the notes, where appropriate.

(o) Change in Presentation

Certain amounts from the prior year’s financial statements were reclassified to conform to the current year presentation.

(2) Property, Plant, and Equipment, Net

Property, plant, and equipment and related accumulated depreciation consist of the following at December 31:

	2014	2013
	(In thousands)
Land	$32,733	31,416
Buildings and improvements	262,871	240,407
Distribution system	4,531,328	4,223,858
Vehicles, other equipment, furniture, and fixtures	359,937	354,621
Construction in progress	38,457	37,786

Total cost	5,225,326	4,888,088
Less accumulated depreciation	(3,094,684)	(2,880,716)

Total property, plant, and equipment, net	$2,130,642	2,007,372

Depreciation expense was $406.4 million, $376.4 million and $349.0 million for 2014, 2013 and 2012, respectively.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(3) Marketable Securities

Our marketable debt securities consisted of the following at December 31:

	2014	2013
	(In thousands)
Short-term marketable securities:
U.S. Treasury securities	$27,782	—
Corporate debt securities	3,103	—
U.S. agency securities	17,491	—
Municipal securities	13,552	—
Certificates of deposit	18,998	—
Commercial paper	31,471	9,995

Total short-term marketable securities	$112,397	9,995

Long-term marketable securities:
Corporate debt securities	$73,424	—
U.S. agency securities	129,782	—
Municipal securities	159,734	—

Total long-term marketable securities	$362,940	—

As of December 31, 2014, our short-term and long-term marketable debt securities had remaining maturities of 1 month to 12 months and 13 months to 79 months, respectively.

(4) Investments

Investments consist of the following at December 31:

	2014	2013
	(In thousands)
Equity method investments	$12,006	11,354

Total investments	$12,006	11,354

In August 2012, SpectrumCo, LLC (SpectrumCo), a wireless joint venture that held advanced wireless spectrum (AWS) licenses in which the Company and several other cable companies were participants, sold all of its AWS licenses to Cellco Partnership (doing business as Verizon Wireless), a joint venture between Verizon Communications Inc. and Vodafone Group Plc, for $3.6 billion in cash. The Company’s portion of SpectrumCo’s gain on sale of its AWS spectrum licenses was $71.1 million, which is included in Income from equity investments in the consolidated statement of income in 2012. Following the close of the transaction, SpectrumCo distributed to the Company $187.5 million, which represents the Company’s portion of the sale proceeds, based on its 5.3% investment in SpectrumCo.

In July 2013, in connection with Sprint Communications, Inc.’s (Sprint) acquisition of Clearwire Corporation (Clearwire), Sprint acquired the Company’s cost method investment of 8.5 million Class A shares of Clearwire for $42.4 million. As a result, the Company recognized a gain of $25.9 million, which is included in Gain on disposal of assets, net in the consolidated statement of income in 2013.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(5) Intangible Assets and Goodwill

Intangible assets and related accumulated amortization consist of the following at December 31:

	2014			2013
	Gross carrying amount	Accumulated amortization	Total	Gross carrying amount	Accumulated amortization	Total
	(In thousands)
Indefinite-lived cable franchise right	$801,760	—	801,760	801,760	—	801,760
Finite-lived intangible assets:
Renewal of cable franchise rights	85,246	(82,177)	3,069	85,246	(80,807)	4,439
Deferred right-of-way costs	84,297	(40,923)	43,374	74,025	(33,239)	40,786
Trade names and subscriber lists	1,564	(625)	939	1,564	(313)	1,251
Other	5,530	(3,188)	2,342	5,530	(2,693)	2,837

	176,637	(126,913)	49,724	166,365	(117,052)	49,313

Total intangible assets, net	$978,397	(126,913)	851,484	968,125	(117,052)	851,073

Amortization expense was $9.9 million, $9.7 million and $10.6 million in 2014, 2013 and 2012, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense is expected to be $9.6 million in 2015, $8.7 million in 2016, $7.9 million in 2017, $6.1 million in 2018, and $4.8 million in 2019.

Changes in the carrying value of the Company’s goodwill from January 1 through December 31 are presented below:

	2014	2013
	(In thousands)
Balance at beginning of year	$12,746	12,333
Acquisition of Telovations	—	413

Balance at end of year	$12,746	12,746

There were no accumulated goodwill impairment charges as of December 31, 2014 and 2013.

(6) Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consist of the following at December 31:

	2014	2013
	(In thousands)
Accounts payable	$77,638	94,512
Amount owed to TWC	154,367	144,695
Other	116,337	123,433

Total other liabilities	$348,342	362,640

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(7) Long-Term Debt

The following table summarizes the Company’s debt arrangements at December 31:

Type	Maturity	Principal amount	Balance outstanding
			2014	2013
			(In thousands)
Senior notes(a)	2016	300,000	300,000	300,000
Senior notes(b)	2019	300,000	214,286	257,143
Revolving credit(c)	2018	500,000	—	—

Total		$1,100,000	514,286	557,143

Less current portion			42,857	42,857

Total long-term debt			$471,429	514,286

The senior notes are guaranteed by A/N and the Company’s subsidiaries.

(a)	Interest on senior notes is payable semi annually at a fixed annual interest rate of 7.25%. The principal is payable in full at maturity.

(b)	Interest on senior notes is payable semi annually at a fixed annual interest rate of 7.50%. The principal is payable in annual payments of $42.9 million beginning July 28, 2013.

(c)	The Company pays interest rates equal to LIBOR plus 1.125% on its revolver loans and a commitment fee of 0.125% per annum on the unused portion of the facility. The entire $500 million total facility remained available at December 31, 2014. The revolving credit facility terminates on July 29, 2018.

The Company’s debt had an estimated fair value of $564.0 million and $635.0 million as of December 31, 2014 and December 31, 2013, respectively. The estimated fair value of the Company’s privately held debt was based on available interest rates for debt issuances with similar terms and remaining maturities. Unrealized gains or losses on debt do not result in the realization or expenditure of cash and are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

The Company is required to maintain certain financial covenants and is in compliance with those covenants as of December 31, 2014. In the event of a change in control, the Company is required to give written notice to each holder containing an offer to prepay the senior notes at a price of 100% of the principal amount of the senior notes plus accrued and unpaid interest, accrued to such date of prepayment, plus a make-whole amount.

Interest expense for the instruments above, including amortization of deferred financing fees and other fees of $1.5 million, $2.3 million and $3.3 million, was $41.2 million, $45.2 million and $56.8 million in 2014, 2013 and 2012, respectively.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

(8) Other Liabilities

Other liabilities consist of the following at December 31:

	2014	2013
	(In thousands)
Accrued pension benefits (note 10)	$420,648	140,758
Other	59,074	48,542

Total other liabilities	$479,722	189,300

(9) Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following at December 31:

	2014	2013	2012
	(In thousands)
Cumulative net unrecognized loss on pension and other postretirement employee benefits	$(223,918)	(91,205)	(175,860)

(10) Pension and Other Postretirement Benefits

Employee benefit plans

The Company sponsors a funded pension plan, the Bright House Networks Pension Plan (the Plan). The Plan provides employees with retirement benefits in accordance with benefit provision formulas based on years of service and compensation. Funding is based on an evaluation and review of the assets and liabilities of the Plan. The assets are held in a master trust managed by the Advance Publications, Inc. Master Trust Pension Committee. The projected benefit obligation is determined using the census data specific to the Company’s employees. The Company’s share of the master trust assets consists of Company specific contributions, net of benefit payments, and its proportionate share of the actual return on total assets. The Company’s Plan was historically an annex to the Advance Pension Plan. On July 31, 2014, the Plan was spun off into its own separate pension plan. In connection with the spin-off, approximately $170 million of plan assets previously attributed to the Plan were transferred to the Advance Publications Pension Plan and is reflected within member’s equity.

The Company sponsors unfunded supplemental pension benefit plans for a select group of management and highly compensated employees. These plans are based on employees’ years of service and compensation.

The Company provides postretirement healthcare to retirees and eligible dependents. These benefits are paid from the general assets of the Company.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

Changes in the Company’s projected benefit obligation, fair value of plan assets and funded status from January 1 through December 31 are presented below:

	2014	2013
	(In thousands)
Projected benefit obligation, beginning of year	$509,185	535,961
Service cost	33,554	38,325
Interest cost	25,251	22,483
Actuarial (gain) loss	141,378	(77,312)
Benefits paid	(8,600)	(10,271)

Projected benefit obligation, end of year	$700,768	509,186

Accumulated benefit obligation	$548,395	396,719

Fair value of plan assets, beginning of year	365,359	306,772
Actual return on plan assets	32,927	20,054
Employer contributions	57,580	48,804
Benefits paid	(8,600)	(10,271)
Transfer out due to plan spinoff	(170,128)	—

Fair value of plan assets, end of year	$277,138	365,359

Funded status	$(423,630)	(143,827)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the qualified pension plan, the supplemental pension plan and other postretirement plans as of December 31, 2014 and 2013 consisted of the following:

	Qualified Pension Plan		Supplemental Pension Plans		Other Postretirement Plans
	December 31,		December 31,		December 31,
	2014	2013	2014	2013	2014	2013
	(In thousands)
Projected benefit obligation	$649,781	466,634	50,850	42,289	137	262
Accumulated benefit obligation	498,013	354,914	50,382	41,805	—	—
Fair value of plan assets	277,138	365,359	—	—	—	—

Pretax amounts recognized in the consolidated balance sheet as of December 31, 2014 and 2013 consisted of the following:

	2014	2013
	(In thousands)
Current liability	$(2,982)	(3,069)
Noncurrent liability	(420,648)	(140,758)

Total amount recognized in liabilities	$(423,630)	(143,827)

Accumulated other comprehensive loss, net:
Actuarial loss	$(223,836)	(91,119)
Prior service (cost) credit	(82)	(86)

Total amount recognized in members’equity	$(223,918)	(91,205)

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

The components of net periodic benefit costs for the years ended December 31, 2014, 2013 and 2012 consisted of the following:

	2014	2013	2012
	(In thousands)
Service cost	$33,554	38,324	34,420
Interest cost	25,251	22,483	20,688
Expected return on plan assets	(27,990)	(23,404)	(20,570)
Recognized actuarial loss	3,722	10,688	9,022
Amortization of prior service cost	5	5	16

Net periodic pension cost	$34,542	48,096	43,576

The estimated amounts that are expected to be amortized from accumulated other comprehensive loss, net, into net periodic benefit costs in 2015 include:

Amortization of actuarial loss	$12,771
Amortization of prior service cost	5

$12,776

	2014	2013	2012
Weighted average assumptions used to determine projected benefit obligations and net periodic cost:
Discount rate used to determine projected benefit obligation - pension plan	4.40%	5.00%	4.25%
Discount rate used to determine projected benefit obligation - supplemental pension plan and other postretirement plans	4.10	5.00	4.25
Discount rate used to determine net periodic cost	5.00	4.25	4.60
Expected long-term return on plan assets	7.50	7.50	8.00
Rate of compensation increase used to determine projected benefit obligation	4.00	4.00	4.00
Rate of compensation increase used to determine net periodic pension cost	4.00	4.00	4.00
Healthcare cost trend rate assumed for next year	7.20	7.20	7.00
Rate to which the cost is assumed to decline (ultimate trend rate)	4.50	4.50	5.00
Year that the rate reaches the ultimate trend rate	2027	2027	2027

The mortality tables used to determine benefit obligations as of December 31, 2014, 2013 and 2012 consisted of the following: RP 2014 generational mortality table with MP - 2014 projection scale and no collar adjustment for 2014, and the PPA Separate static annuitant and non-annuitant tables for the respective years in 2013 and 2012.

The discount rate used by the Company in calculating the net periodic benefit cost for the Qualified Pension Plan and the Supplemental Pension Plan was determined using the Mercer Pension Discount Yield Curve - Above Mean Yield. The Pension Discount Yield Curve also includes additional AA rated bonds and further to allow usage of above mean bonds for determination of the discount rate.

In developing the expected long-term rate of return on assets, the Plan evaluates input from investment consultants, actuaries, and investment management firms based on their long term investment outlook and computation of historical returns. Expectations of returns for each asset class are the most significant of the

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

assumptions used in developing the expected long-term return on assets. The Company then utilizes a forward-looking building block approach based on the asset class allocations.

The Plan’s investment policy for its funded pension plan is to maximize the total rate of return on plan assets within an acceptable level of risk to minimize the cost of providing pension benefits while maintaining adequate funding levels.

The Plan’s asset allocations and targets are as follows:

	Asset allocation		Target allocation
	2014	2013	2014	2013
Equity securities	33%	43%	27-47%	27-47%
Global asset allocation funds	13	14	10-20	10-20
Fixed income, cash and annuity contracts	42	30	25-45	25-45
Alternatives	12	13	0-20	0-20

Total	100%	100%

The fair value of assets underlying the Plan held at December 31, 2014 and 2013 by asset category is as follows:

	2014
	Level 1	Level 2	Level 3	Total
	(In thousands)
Equity securities:(a)
U.S. companies	$396	39,992	—	40,388
Non-U.S. companies	—	50,800	—	50,800
Global asset allocation funds(b)	17,521	18,365	—	35,886
Fixed income, cash and annuity contracts(c)	13	117,097	—	117,110
Alternatives(d)	—	11,607	21,347	32,954

Total	$17,930	237,861	21,347	277,138

	2013
	Level 1	Level 2	Level 3	Total
	(In thousands)
Equity securities:(a)
U.S. companies	$20,197	57,383	—	77,580
Non-U.S. companies	—	79,762	—	79,762
Global asset allocation funds(b)	25,784	26,348	—	52,132
Fixed income, cash and annuity contracts(c)	—	108,603	—	108,603
Alternatives(d)	—	17,157	30,125	47,282

Total	$45,981	289,253	30,125	365,359

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

The following details the assets measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy (note 1):

(a) Equity securities

Equity securities are valued at the closing price reported on the major stock exchange where the individual securities are traded and are generally classified within Level 1 of the fair value hierarchy. Some of these assets are held in common/collective trusts, which are public investment fund vehicles valued based on the quoted net asset value (NAV) and are generally classified within Level 2 of the fair value hierarchy.

(b) Global asset allocation funds

Global asset allocation assets generally consist of fixed income and equity securities and are held in registered investment companies and common/collective trusts, where the assets are valued at NAV, and classified as Level 1 and Level 2, respectively, of the fair value hierarchy.

(c) Fixed income, cash, annuity contracts

Fixed income securities and cash are generally held in common/collective trusts that are benchmarked off a comparable index. The underlying assets are valued at NAV and are classified as Level 2 of the fair value hierarchy. The value of annuity contracts are invested in asset pools consisting of equity and fixed income securities, which are classified as Level 2 of the fair value hierarchy.

(d) Alternatives

Alternatives primarily include limited partnership investments in hedge funds and private equity funds. Hedge funds are valued based on a quoted NAV and are classified within Levels 2 or 3 of the fair value hierarchy, depending on the level of liquidity and market activity for each investment. The valuation of private equity funds are based on different methodologies including discounted cash flow, direct capitalization, and market comparable analysis and are generally classified as Level 3 of the fair value hierarchy.

The changes in Level 3 pension plan assets for the years ended December 31, 2014 and 2013, were as follows:

	2014	2013
	(In thousands)
Balance at beginning of year	$30,125	13,528
Purchases, issuances, and settlements, net	(110)	10,525
Transfer out due to plan spinoff	(9,698)	—
Actual return on Plan assets still held at December 31, 2014	1,030	6,072

Balance at end of year	$21,347	30,125

The Company expects to contribute $47.7 million to the Plan in 2015.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

Total payments from the Company’s benefit plans were $8.6 million in 2014. The expected future payments from its benefit plans are as follows (in thousands):

2015	$9,717
2016	10,650
2017	12,208
2018	13,796
2019	15,734
2020–2024	113,631

$175,736

(11) Related Party Transactions

During 2014 and 2013, the Company had transactions with Advance Publications, Inc. and its wholly owned subsidiaries (Advance). Advance is a related party to the Company due to its ownership of A/N (note 1). Amounts due from Advance that are included within other current assets in the accompanying consolidated balance sheets at December 31, 2014 and 2013 are summarized below:

	2014	2013
	(In thousands)
Total due from Advance, net	$24,247	18,039

The Company has a revolving credit agreement with Advance with a borrowing capacity of $750.0 million. The revolving credit facility has a term of five years maturing on August 31, 2018, with interest on the outstanding balance equal to LIBOR plus 1.75% in addition to a commitment fee of 0.275% on the unused portion. The Company has subordinated its right to receive interest and repayments of principal to the rights of certain other creditors pursuant to a subordination agreement dated July 28, 2009. The outstanding balance of the revolving line of credit as of December 31, 2014 and 2013 was $0. Total interest income recognized by the Company related to the revolving credit agreement was $1.9 million, $1.9 million and $1.9 million for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, respectively, which is recorded as a component of interest, net within the accompanying consolidated statements of income.

The accompanying consolidated statements of income include allocations from Advance for certain corporate administrative expenses. Total allocated corporate expense was $47.9 million, $49.7 million and $65.0 million for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, respectively, which is recorded by the Company as a component of operating expense within the accompanying consolidated statements of income.

(12) Commitments and Contingencies

a.	The Company has certain pending lawsuits, which, in the opinion of management, will not have a material adverse effect upon the financial condition of the Company.

b.	As of December 31, 2014, the Company is contingently liable for affiliated pension liabilities of $559 million (affiliates’ share of accumulated benefit obligation in excess of plan assets). As of December 31, 2014, the Company does not expect that any contributions will be made on behalf of any of the affiliates.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2014, 2013 and 2012

c.	The Company pays for programming provided to its subscribers under joint contracts with TWC. Contract rates are based on subscriber counts that include TWC’s and the Company’s subscribers. The Company’s programming costs could increase if contract rates were negotiated based solely on the Company’s subscriber counts.

d.	Many of the Company’s franchise agreements and utility pole leases require the Company to remove its cable wires and other equipment upon termination of the respective agreements. The Company has concluded that the fair value of these asset retirement obligations cannot be reasonably estimated since the range of potential settlement dates is not determinable.

e.	Cash distributions by the Company for non-tax purposes are restricted by the existing note purchase agreement with third-party lenders (the Agreement). The Company may make cash distributions during any fiscal quarter so long as the Adjusted Consolidated Net Worth (as defined) as of such date less the amount of such cash distribution is not less than $1 billion.

f.	The Company had $34.4 million and $35.8 million of letters of credit as of December 31, 2014 and December 31, 2013, respectively.

g.	The Company is liable under various operating leases for office space which expire on various dates through 2039. Certain lease agreements include escalation clauses. The Company also rents space on utility poles for its operations. The pole rental agreements are for varying terms and management anticipates renewals as they expire.

Future minimum rental payments required under these leases (with initial or remaining terms in excess of one year), including pole rentals from January 1, 2015 through December 31, 2019 at rates now in force, are as follows (in thousands):

2015	$17,935
2016	17,117
2017	16,510
2018	15,892
2019	11,419
Thereafter	8,532

87,405
Less sublease income	(1,018)

$86,387

Total rent expense was $20.4 million, $26.5 million and $25.6 million in 2014, 2013 and 2012, respectively.

(13) Subsequent Events

The Company has evaluated subsequent events that have occurred through March 27, 2015, the date which the accompanying consolidated financial statements were available to be issued, and has determined there were no material events since the balance sheet date of this report requiring disclosure or adjustment to the accompanying consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In thousands of dollars)

	June 30, 2015 (unaudited)	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$561,431	$653,714
Short-term marketable securities (note 3)	110,495	112,397
Accounts receivable-trade, net of allowances of $19,656 and $19,250 as of June 30, 2015 and December 31, 2014, respectively	168,058	179,383
Other current assets	54,314	55,564

Total current assets	894,298	1,001,058
Property, plant, and equipment, net	2,163,743	2,130,642
Long-term marketable securities	376,490	362,940
Investments	12,876	12,006
Goodwill	12,746	12,746
Intangible assets, net (note 4)	854,949	851,484
Other assets	13,925	50,241

Total assets	$4,329,027	$4,421,117

Liabilities and Member’s Equity
Accounts payable and other current liabilities (note 5)	$355,286	$348,342
Current maturities of long-term debt (note 6)	42,857	42,857
Deferred revenue	66,237	62,946

Total current liabilities	464,380	454,145
Long-term debt (note 6)	471,429	471,429
Other liabilities (note 7)	482,235	479,722

Total liabilities	1,418,044	1,405,296
Commitments and contingencies (note 13)
Member’s equity	2,910,983	3,015,821

Total liabilities and member’s equity	$4,329,027	$4,421,117

See accompanying notes to condensed consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Income

(In thousands of dollars)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Revenues:
Subscriber	$939,334	$877,110	$1,868,969	$1,750,259
Advertising and other	50,355	44,091	98,370	88,293

Total revenues	989,689	921,201	1,967,339	1,838,552

Costs, expenses and other:
Operating expenses	664,889	620,401	1,332,428	1,249,936
Depreciation and amortization	113,202	100,416	223,878	199,479
Gain from disposal of assets, net and other income	(21,544)	(1,042)	(21,932)	(1,832)
Income from equity investments	(577)	(617)	(819)	(1,056)
Interest, net	9,300	10,183	16,472	20,005

Total costs and expenses	765,270	729,341	1,550,027	1,466,532

Net income	$224,419	$191,860	$417,312	$372,020

See accompanying notes to condensed consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(In thousands of dollars)

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
Net income	$224,419	$191,860	$417,312	$372,020
Change in unrecognized amounts included in pension and postretirement obligations	3,175	932	6,350	1,864

Comprehensive income	$227,594	$192,792	$423,662	$373,884

See accompanying notes to condensed consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands of dollars)

(Unaudited)

	Six Months Ended June 30
	2015	2014
Cash flows from operating activities:
Net income	$417,312	$372,020
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	223,878	199,479
Income from equity investments	(819)	(1,056)
Gain on disposal of assets, net	(1,490)	(1,832)
Change in operating assets and liabilities:
Accounts receivable	11,325	2,851
Other current assets	1,248	3,076
Other assets	3,305	3,712
Accounts payable and other liabilities	15,810	1,225
Deferred revenue	3,291	(2,482)

Net cash provided by operating activities	673,860	576,993

Cash flows from investing activities:
Capital expenditures	(252,264)	(245,317)
Franchise expenditures	(8,484)	(3,551)
Purchases of marketable securities	(205,932)	(312,813)
Proceeds from sale and maturities of marketable securities	192,005	15,687
Acquisitions of investments and other assets	(265)	(265)
Transfer from (to) restricted cash	35,807	(31,282)
Proceeds from sale of other assets	1,490	1,832

Net cash used in investing activities	(237,643)	(575,709)

Cash flows from financing activities:
Member distributions	(528,500)	(208,700)

Net cash used in financing activities	(528,500)	(208,700)

Net decrease in cash and cash equivalents	(92,283)	(207,416)
Cash and cash equivalents at beginning of period	653,714	1,001,774

Cash and cash equivalents at end of period	$561,431	$794,358

Interest paid	$18,911	$20,518

See accompanying notes to condensed consolidated financial statements.

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Six-Month Period ended June 30, 2015

(Unaudited)

(1)	Organization and Summary of Significant Accounting Policies

(a)	Description of Business

Bright House Networks, LLC and subsidiaries (BHN or the Company) is a cable operator with its primary markets in Florida, Michigan, Alabama, Indiana and California. The Company provides its subscribers with video, high-speed data and digital phone services. The Company also sells advertising on its cable systems to local and national advertisers.

The Company is a wholly owned subsidiary of Time Warner Entertainment-Advance/Newhouse (TWE-A/N). TWE-A/N is a partnership between Advance/Newhouse Partnership (A/N) and a subsidiary of Time Warner Cable Inc. (TWC). A/N is the manager of the Company and is entitled to 100% of its economic benefits.

(b)	Interim Financial Statements

The condensed consolidated financial statements are unaudited; however, in the opinion of management, they contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America (GAAP) applicable to interim periods. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. The condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, which report was dated March 27, 2015.

(c)	Basis of Consolidation

The accompanying condensed consolidated financial statements include all of the accounts and all entities that are majority-owned by the Company and are required to be consolidated in accordance with GAAP. The Company has eliminated intercompany accounts and transactions among consolidated entities.

(d)	Revenues and Costs

The Company pays for programming provided to its subscribers under joint contracts with TWC. Amounts paid to TWC for programming and other services were $268.0 million and $523.9 million for the three and six months ended June 30, 2015, respectively, and $248.6 and $487.2 for the three and six months ended June 30, 2014, respectively. At June 30, 2015 and December 31, 2014, unpaid balances due to TWC were $162.6 million and $154.4 million, respectively. Such amounts are included in accounts payable and other current liabilities in the accompanying condensed consolidated balance sheets.

In the normal course of business, the Company is assessed non-income related taxes by governmental authorities, including franchising authorities, and collects such taxes from its subscribers. The Company’s policy is that, in instances where the tax is being assessed directly on the Company, amounts paid to governmental authorities and amounts received from subscribers are recorded on a gross basis. That is, amounts paid to governmental authorities are recorded as operating expenses and amounts received from subscribers are recorded as revenues. The amount of such fees included as a

F-25	(Continued)

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Six-Month Period ended June 30, 2015

(Unaudited)

component of revenues was $23.8 million and $47.4 million for the three and six months ended June 30, 2015 and $23.0 and $45.7 for the three and six months ended June 30, 2014, respectively.

The Company recorded income of $20.4 million in the three months ended June 30, 2015, for minimum payments due under its agreement with Verizon, which is included in Gain from disposal of assets, net and other income in the condensed consolidated statements of income in 2015. The amount was paid in full in July 2015.

(e)	Fair Value Disclosures

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1	—	Defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	—	Defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of accounts receivable, accounts payable, and other current liabilities approximates fair value because of the relatively short maturity of these items.

The Company’s marketable securities, which include U.S. Treasury securities, corporate debt securities, U.S. government agency securities, municipal securities, certificates of deposit and commercial paper, are recorded at fair value (note 3). The Company classified these investments as Level 2 since the fair value estimates are based on market observable inputs for investments with similar terms and maturities.

(f)	Use of Estimates

The accompanying condensed consolidated financial statements are prepared in accordance with GAAP, which requires that management make estimates and assumptions that affect the reported amounts. Actual results could differ from these estimates.

Significant estimates inherent in the preparation of the accompanying condensed consolidated financial statements include accounting for asset impairments, allowances for doubtful accounts, investments, depreciation and amortization, pension benefits, and contingencies. Allocation methodologies used to prepare the accompanying condensed consolidated financial statements are based on estimates and are described in the notes, where appropriate.

(2)	Charter Agreement

On March 31, 2015, A/N entered into an agreement (the Agreement) with Charter Communications, Inc. (Charter) whereby Charter will acquire the BHN business (with the exception of certain excluded assets and

F-26	(Continued)

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Six-Month Period ended June 30, 2015

(Unaudited)

liabilities). On May 26, 2015, Charter and TWC announced that they had entered into an agreement to merge, following which Charter and ANP amended their Agreement. Following the closing of the merger between Charter and TWC and the acquisition of BHN by Charter (which transactions are expected to close contemporaneously), ANP is expected to own between 14% and 13% of the combined Charter-TWC-BHN business (depending on final elections of cash versus stock available to shareholders of TWC), on an as-converted, as-exchanged basis.

The Agreement, as amended, between Charter and ANP is subject to several conditions, including, the completion of the merger between Charter and TWC (subject to certain exceptions if TWC enters into another sale transaction), Charter shareholder approval, TWC shareholder approval and regulatory approvals.

(3)	Marketable Securities

Our marketable debt securities consisted of the following at:

	June 30, 2015	December 31, 2014
	(In thousands)
Short-term marketable securities:
U.S. Treasury securities	$47,722	27,782
Corporate debt securities	12,823	3,103
U.S. agency securities	4,999	17,491
Municipal securities	7,011	13,552
Certificates of deposit	3,000	18,998
Commercial paper	34,940	31,471

Total short-term marketable securities	$110,495	112,397

Long-term marketable securities:
U.S. Treasury securities	$15,525	—
Corporate debt securities	105,112	73,424
U.S. agency securities	58,274	129,782
Municipal securities	197,579	159,734

Total long-term marketable securities	$376,490	362,940

F-27	(Continued)

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Six-Month Period ended June 30, 2015

(Unaudited)

(4)	Intangible Assets

Intangible assets and related accumulated amortization consist of the following at December 31:

	June 30, 2015			December 31, 2014
	Gross carrying amount	Accumulated amortization	Total	Gross carrying amount	Accumulated amortization	Total
	(In thousands)
Indefinite-lived cable franchise rights	$801,760	—	801,760	801,760	—	801,760

Finite-lived intangible assets:
Renewal of cable franchise rights	90,137	(82,681)	7,456	85,246	(82,177)	3,069
Deferred right-of-way costs	87,890	(45,045)	42,845	84,297	(40,923)	43,374
Trade names and subscriber lists	1,564	(782)	782	1,564	(625)	939
Other	5,530	(3,424)	2,106	5,530	(3,188)	2,342

	185,121	(131,932)	53,189	176,637	(126,913)	49,724

Total intangible assets, net	$986,881	(131,932)	854,949	978,397	(126,913)	851,484

(5)	Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consist of the following at:

	June 30, 2015	December 31, 2014
	(In thousands)
Accounts payable	$68,212	77,638
Amount owed to TWC	162,554	154,367
Other	124,520	116,337

Total accounts payable and other current liabilities	$355,286	348,342

(6)	Long-Term Debt

The following table summarizes the Company’s debt arrangements:

			Balance outstanding
Type	Maturity	Principal amount	June 30, 2015	December 31, 2014
			(In thousands)
Senior notes	2016	$300,000	300,000	300,000
Senior notes	2019	300,000	214,286	214,286
Revolving credit	2018	500,000	—	—

Total		$1,100,000	514,286	514,286

Less current portion			42,857	42,857

Total long-term debt			$471,429	471,429

F-28	(Continued)

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Six-Month Period ended June 30, 2015

(Unaudited)

The Company’s debt had an estimated fair value of $550.3 million and $564.0 million as of June 30, 2015 and December 31, 2014, respectively. The estimated fair value of the Company’s privately held debt was based on available interest rates for debt issuances with similar terms and remaining maturities. Unrealized gains or losses on debt do not result in the realization or expenditure of cash and are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

The Company is required to maintain certain financial covenants and is in compliance with those covenants as of June 30, 2015. In the event of a change in control, the Company is required to give written notice to each holder containing an offer to prepay the senior notes at a price of 100% of the principal amount of the senior notes plus accrued and unpaid interest, accrued to such date of prepayment, plus a make-whole amount.

Interest expense for the instruments above, including amortization of deferred financing fees and other fees of $0.6 million and $0.7 million for the three and six months ended June 30, 2015 and $0.5 million and $0.7 million for the three and six months ended June 30, 2014, respectively, was $10.0 million and $19.6 million for the three and six months ended June 30, 2015 and $10.8 million and $21.2 million for the three and six months ended June 30, 2014, respectively.

(7)	Other Liabilities

Other liabilities consist of the following:

	June 30, 2015	December 31, 2014
	(In thousands)
Accrued pension benefits	$424,951	420,648
Other	57,284	59,074

Total other liabilities	$482,235	479,722

(8)	Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following at December 31:

	June 30, 2015	December 31, 2014
	(In thousands)
Cumulative net unrecognized loss on pension and other postretirement employee benefits	$217,568	223,918

(9)	Pension and Other Postretirement Benefits

The Company sponsors a funded pension plan, the Bright House Networks Pension Plan (the Plan). The Plan provides employees with retirement benefits in accordance with benefit provision formulas based on years of service and compensation. Additionally, the Company sponsors unfunded supplemental pension benefit plans for a select group of management and highly compensated employees and provides postretirement healthcare to retirees and eligible dependents.

F-29	(Continued)

BRIGHT HOUSE NETWORKS, LLC AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

Six-Month Period ended June 30, 2015

(Unaudited)

A summary of the components of the net periodic benefit costs for the Company’s pension and postretirement benefit plans are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2015	2014	2015	2014
	(In thousands)		(In thousands)
Service cost	$10,850	8,389	21,700	16,778
Interest cost	7,599	6,313	15,198	12,626
Expected return on plan assets	(5,425)	(6,998)	(10,850)	(13,996)
Amortization of net loss	3,175	932	6,350	1,864

Net period benefit cost	$16,199	8,636	32,398	17,272

Contributions to the Plan	$10,707	11,000	20,344	22,000

(10)	Related Party Transactions

Advance Publications, Inc. and its wholly owned subsidiaries (Advance) is a related party to the Company due to its ownership of A/N (note 1). Amounts due from Advance (included within other current assets in the accompanying condensed consolidated balance sheets at June 30, 2015 and December 31, 2014) are as follows:

	June 30, 2015	December 31, 2014
	(In thousands)
Total due from Advance, net	$243	24,247

The accompanying condensed consolidated statements of income include allocations from Advance for certain corporate administrative expenses. Total allocated corporate expense was $18.3 million and $36.5 million for the three and six months ended June 30, 2015 and $12.0 million and $24.0 million for the three and six months ended June 30, 2014, respectively, which is recorded by the Company as a component of operating expense within the accompanying condensed consolidated statements of income. Additionally, the Company recognized interest income of $0.5 million and $0.9 million for the three and six months ended June 30, 2015 and $0.5 million and $0.9 million for the three and six months ended June 30, 2014 pursuant to its revolving credit agreement with Advance. The aforementioned interest income is recorded as a component of interest, net within the accompanying condensed consolidated statements of income.

(11)	Commitments and Contingencies

The Company has certain pending lawsuits, which, in the opinion of management, will not have a material adverse effect upon the financial condition of the Company.

(12)	Subsequent Events

On July 1, 2015, the Company made a $502.7 million distribution to A/N, comprised primarily of marketable securities, and on July 20, 2015, the Company made a $200 million cash distribution to A/N.

F-30	(Continued)

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGERS

dated as of

May 23, 2015

among

TIME WARNER CABLE INC.,

CHARTER COMMUNICATIONS, INC.,

CCH I, LLC,

NINA CORPORATION I, INC.,

NINA COMPANY II, LLC,

and

NINA COMPANY III, LLC

AGREEMENT AND PLAN OF MERGERS

AGREEMENT AND PLAN OF MERGERS (this “Agreement”), dated as of May 23, 2015, among Time Warner Cable Inc., a Delaware corporation (the “Company”), Charter Communications, Inc., a Delaware corporation (“Parent”), CCH I, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“New Charter”), Nina Corporation I, Inc., a Delaware corporation (“Merger Subsidiary One”), Nina Company II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of New Charter (“Merger Subsidiary Two”), and Nina Company III, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of Merger Subsidiary Two (“Merger Subsidiary Three”).

W I T N E S S E T H:

WHEREAS, prior to the First Company Merger (as defined below), New Charter will be converted into a Delaware corporation in accordance with Section 265 of the General Corporation Law of the State of Delaware (the “DGCL”) and Section 216 of the Limited Liability Company Act of the State of Delaware and will become a direct wholly owned subsidiary of Parent;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, (a) each of the Company and Merger Subsidiary One desires to effect the First Company Merger (as defined below), whereby Merger Subsidiary One shall be merged with and into the Company, with the Company as the surviving corporation in the First Company Merger; (b) immediately following consummation of the First Company Merger, each of the Company and Merger Subsidiary Two desires to effect the Second Company Merger (as defined below), whereby the Company shall be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two as the surviving entity in the Second Company Merger (as defined below); and (c) immediately following consummation of the Second Company Merger, each of Parent and Merger Subsidiary Three desires to effect the Parent Merger (as defined below), whereby Parent shall be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three as the surviving entity in the Parent Merger and a wholly owned Subsidiary of New Charter;

WHEREAS, each of the respective Boards of Directors or Board of Managers (as applicable) of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three have unanimously approved this Agreement and the transactions contemplated hereby and deemed it advisable that the respective stockholders or members (if any) (as applicable) of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three approve and adopt this Agreement and approve the other transactions contemplated hereby, including the New Charter Stock Issuance, the First Company Merger, the Second Company Merger and the Parent Merger (as applicable), and resolved to submit this Agreement to their respective stockholders or members (if any) for adoption (as applicable);

WHEREAS, the Board of Directors of the Company has unanimously approved this Agreement and the transactions contemplated hereby and deemed it advisable that the Company’s stockholders adopt this Agreement, including the First Company Merger and the Second Company Merger, and unanimously recommended the adoption of this Agreement by the Company’s stockholders and resolved to submit this Agreement to the Company’s stockholders for adoption;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Liberty Broadband Corporation, a Delaware corporation (the “Liberty Broadband”), is entering into a voting agreement (the “Voting Agreement”) with the Company pursuant to which Liberty Broadband has agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to, among other things, vote all of its shares of Parent Class A Common Stock in favor of the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in the Voting Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the payment of the Company Cash Consideration pursuant to the First Company Merger (the “Redemption”) will be treated as a distribution in redemption of Company Stock subject to the provisions of Section 302(a) of the Code, (ii) the Second Company Merger will qualify as a reorganization within the meaning Section 368(a) of the Code and the regulations promulgated thereunder, (iii) the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder (together with clauses (i) and (ii) of this recital, the “Intended Tax Treatment”), (iv) that this Agreement constitutes a plan of reorganization, and (v) the affiliated group filing a consolidated federal income Tax Return (a “Consolidated Group”) of which Parent is the common parent shall terminate and the Consolidated Group of which the Company is the common parent shall survive.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

Definitions

Section 1.01 Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Amended Contribution Agreement” means the Bright House Contribution Agreement as amended by the First Amendment to the Bright House Contribution Agreement, dated the date hereof.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Bright House Contribution Agreement” means the Contribution Agreement, dated as of March 31, 2015, among Advance/Newhouse Partnership, a New York partnership, A/NPC Holdings LLC, a Delaware limited liability company, Parent, New Charter and Charter Communications Holdings, LLC, a Delaware limited liability company.

“Bright House Transactions” shall mean the acquisition of Bright House Networks, LLC by Parent or any of its Affiliates and related transactions contemplated by the Amended Contribution Agreement.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Cable System” means a cable system, as such term is defined in 47 U.S.C. § 522(7).

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” mean any and all agreements, memorandums of understanding, contracts, letters, side letters and contractual obligations of any kind, nature and description, oral or written, that have been entered into between or that involve or apply to any employer and any labor organization, union, employee association, agency or employee committee or plan.

“Communications Act” means the Communications Act of 1934, together with the written orders, policies and decisions of the FCC.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 13, 2015.

“Company Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 25% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company.

“Company Adverse Recommendation Change” means either of the following, as the context may indicate: (i) any failure by the Board of Directors of the Company to make (as required hereby), or any withdrawal or modification in a manner adverse to Parent of, the Company Board Recommendation or (ii) any recommendation by the Company’s Board of Directors of a Company Acquisition Proposal.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2014 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 31, 2014.

“Company Cash Consideration” means, as applicable, the Company Option A Cash Consideration or the Company Option B Cash Consideration.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three.

“Company Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that (i) was not known or reasonably foreseeable to the Board of Directors or executive officers of the Company as of or prior to the date of this Agreement and (ii) does not relate to or involve a Company Acquisition Proposal; provided that (x) in no event shall any action taken by either party pursuant to the affirmative covenants set forth in Section 8.01, and the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event and (y) in no event shall any event, change, effect, development or occurrence that would fall within any of the exceptions to the definition of “Parent Material Adverse Effect” constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Company Intervening Event.

“Company Licenses” means Governmental Authorizations issued by the FCC to the Company or any of its Subsidiaries or Affiliates.

“Company Material Adverse Effect” means a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement, in the case of each of clauses (i) and (ii), excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions in the United States or any foreign jurisdiction except to the extent (and only to the extent) having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (B) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Company and its Subsidiaries operate except to the extent (and only to the extent) having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (C) acts of war, sabotage or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes) except to the extent (and only to the extent) having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate, (D) the announcement or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners (it being understood that this clause (D) shall not apply to Section 4.04, the first sentence of Section 4.17(c) and Section 4.18(d) and, to the extent related thereto, Section 9.02(a)(ii)(C)), (E) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period (it being understood that this clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure and that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect), (F) any change in the price of the Company Stock on the NYSE (it being understood that this clause (F) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have given rise or contributed to such change (but in no event changes in the trading price of Parent Class A Common Stock) and that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect), (G) changes in GAAP (or authoritative interpretation of GAAP), (H) any Company Transaction Litigation, to the extent directly relating to the negotiations between the parties and the terms and conditions of this Agreement, (I) the termination of that certain Agreement and Plan of Merger, dated as of February 12, 2014, by and among the Company, Comcast Corporation and Tango Acquisition Sub, Inc. (as amended, modified or supplemented), the announcement of the termination thereof or the failure to consummate the transactions contemplated thereby and (J) compliance with the terms of, or the taking of any action required by, this Agreement.

“Company Operating Plan” means the Operating Plan of the Company and its Subsidiaries for fiscal years 2015 to 2016 previously disclosed to Parent.

“Company Stock” means the common stock, $0.01 par value, of the Company.

“Company Stock Merger Consideration” means, as applicable, the Company Option A Stock Consideration or the Company Option B Stock Consideration.

“Company Stock Option” means each option to acquire shares of Company Stock.

“Company Surviving Corporation Stock” means the common stock, $0.01 par value, of the Company Surviving Corporation.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Contribution Agreement” means the Contribution Agreement, dated the date hereof, among Parent, New Charter, Merger Subsidiary One, Liberty Broadband and Liberty Interactive, pursuant to which, subject to the terms and conditions contained therein, Liberty Broadband and Liberty Interactive Corporation (“Liberty Interactive”) agreed to assign, transfer, convey and deliver shares of Company Stock (the “Exchange Shares”) to Merger Subsidiary One in exchange for shares of common stock of Merger Subsidiary One, as described in such agreement (such transaction, the “Equity Exchange”).

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Law” means any Applicable Law or any agreement with any Person relating to human health and safety, the environment or any pollutants, contaminants or hazardous or toxic substances, materials or wastes.

“Environmental Permits” means all Governmental Authorizations relating to or required by Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“FCC” means the Federal Communications Commission.

“FCC Order” means an order adopted, and the full text thereof released, by the FCC granting its consent to the transfer of control or assignment of the Company Licenses, pursuant to appropriate applications filed by the parties hereto with the FCC as contemplated by this Agreement.

“Financing Source” means any provider of Debt Financing to Parent.

“Franchise” means with respect to each Person, each franchise, as such term is defined in the Communications Act, granted by a Governmental Authority authorizing the construction, upgrade, maintenance or operation of any part of the Cable Systems that are part of such Person.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof.

“Governmental Authorization” means any license (including any license or authorization issued by the FCC), permits (including construction permits), certificates, waivers, amendments, consents, Franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to the HSR Act), other actions by, and notices, filings, registrations, qualifications, declarations and designations with, and other authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Substance” means any pollutant, contaminant or toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights throughout the world, including all (i) patents and patent applications of any type issued or applied for in any jurisdiction, including all provisionals, nonprovisionals, divisions, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such registration, patent or patent application, (ii) trademarks, service marks, trade dress, logos, brand names, certification marks, domain names, trade names, corporate names and other indications of origin, whether or not registered, in any jurisdiction, and all registrations and applications for registration of the foregoing in any jurisdiction, and all goodwill associated with the foregoing, (iii) copyrights (whether or not registered) and registrations and applications for registration thereof in any jurisdiction, including all derivative works, moral rights, renewals, extensions or reversions associated with such copyrights, regardless of the medium of fixation or means of expression, (iv) know-how, trade secrets and other proprietary or confidential information and any and all rights in any jurisdiction to limit the use or disclosure thereof by any Person and (v) database rights, industrial designs, industrial property rights, publicity rights and privacy rights.

“Investment Agreement” means the Investment Agreement, dated the date hereof, among Parent, New Charter and Liberty Broadband, pursuant to which, subject to the terms and conditions contained therein, Liberty Broadband has agreed to invest $4,300,000,000 in New Charter in exchange for shares of New Charter Common Stock as described in such agreement (such transaction, the “Equity Purchase”).

“IT Assets” means any and all computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased to the Company or its Subsidiaries (excluding any public networks).

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed in Section 1.01(a) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of the individuals listed in Section 1.01(a) of the Parent Disclosure Schedule.

“Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Lion Shares” means the shares of Parent Class A Common Stock Beneficially Owned (as defined in the amended and restated certificate of incorporation of Parent) by Liberty Broadband or any Affiliate or Associate (each as defined in the amended and restated certificate of incorporation of Parent) of Liberty Broadband.

“Merger Consideration” means, collectively, the Company Merger Consideration, the New Charter Merger Consideration and the Parent Merger Consideration.

“NASDAQ” means the NASDAQ Global Select Market.

“New Charter Common Stock” means the Class A Common Stock, $0.001 par value, of New Charter.

“Option A Base Exchange Ratio” means 0.5409.

“Option B Base Exchange Ratio” means 0.4562.

“Option A Effective Exchange Ratio” means the product of the Option A Base Exchange Ratio multiplied by the Parent Merger Exchange Ratio.

“Option B Effective Exchange Ratio” means the product of the Option B Base Exchange Ratio multiplied by the Parent Merger Exchange Ratio.

“Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 24, 2015.

“Parent Acquisition Proposal” means, other than the transactions contemplated by this Agreement, the Investment Agreement, Contribution Agreement or the Bright House Transactions, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Parent and its Subsidiaries or 25% or more of any class of equity or voting securities of Parent or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Parent, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 25% or more of any class of equity or voting securities of Parent or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Parent or (iii) a merger, consolidation, share exchange, business combination or other similar transaction involving Parent or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Parent.

“Parent Adverse Recommendation Change” means either of the following, as the context may indicate: (i) any failure by the Board of Directors of Parent to make (as required hereby), or any withdrawal or modification in a manner adverse to the Company of, the Parent Board Recommendation or (ii) any recommendation by Parent’s Board of Directors of a Parent Acquisition Proposal.

“Parent Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2014 and the footnotes thereto set forth in the Parent 10-K.

“Parent Balance Sheet Date” means December 31, 2014.

“Parent Class A Common Stock” means the Class A Common Stock, par value $0.001 per share, of Parent.

“Parent Closing Price” shall mean the volume weighted average per-share price (as reported by Bloomberg), rounded to the nearest cent, of Parent Class A Common Stock on NASDAQ during the ten full trading days ending on (and including) the trading day preceding the Closing Date.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that (i) was not known or reasonably foreseeable to the Board of Directors or executive officers of Parent as of or prior to the date of this Agreement and (ii) does not relate to or involve a Parent Acquisition Proposal; provided that (x) in no event shall any action taken by either party pursuant to the affirmative covenants set forth in Section 8.01, and the consequences of any such action, constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event and (y) in no event shall any event, change, effect, development or occurrence that would fall within any of the exceptions to the definition of “Company Material Adverse Effect” constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event.

“Parent Material Adverse Effect” means a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) Parent’s ability to consummate the transactions contemplated by this Agreement, in the case of each of clauses (i) and (ii), excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions in the United States or any foreign jurisdiction except to the extent (and only to the extent) having a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industry in which Parent and its Subsidiaries operate, (B) changes (including changes of Applicable Law) or conditions generally affecting the industry in which Parent and its Subsidiaries operate except to the extent (and only to the extent) having a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industry in which Parent and its Subsidiaries operate, (C) acts of war, sabotage or terrorism or natural disasters (including hurricanes, tornadoes, floods or earthquakes) except to the extent (and only to the extent) having a materially disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industry in which Parent and its Subsidiaries operate, (D) the announcement or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners (it being understood that this clause (D) shall not apply to Section 5.04 and the first sentence of Section 5.15(c) and, to the extent related thereto, Section 9.03(a)(ii)(B)), (E) any failure by Parent and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period (it being understood that this clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure and that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect), (F) any change in the price of Parent Class A Common Stock on NASDAQ (it being understood that this clause (F) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have given rise or contributed to such change (but in no event changes in the trading price of Company Stock) and that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect), (G) changes in GAAP (or authoritative interpretation of GAAP), (H) any Parent Transaction Litigation, to the extent directly relating to the negotiations between the parties and the terms and conditions of this Agreement, (I) the termination of that certain Agreement and Plan of Merger, dated as of February 12, 2014, by and among the Company, Comcast Corporation and Tango Acquisition Sub, Inc. (as amended, modified or supplemented), the announcement of the termination thereof or the failure to consummate the transactions contemplated thereby, and (J) compliance with the terms of, or the taking of any action required by, this Agreement.

“Parent Merger Exchange Ratio” means 0.9042.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising by operation of Applicable Law, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements, (iv) Liens reflected in the Company Balance Sheet or Parent Balance Sheet, as applicable, (v) Liens in favor of the lessors under real property leases, (vi) Liens imposed or promulgated by operation of Applicable Law with respect to real property and improvements, including zoning regulations, (vii) with respect to real property that is leased, any Lien to which the fee or any superior interest is subject, and (viii) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Stock Award Exchange Ratio” shall mean the sum of (i) the Option A Effective Exchange Ratio and (ii) the product, rounded to the nearest one ten thousandth, of (A) the quotient of the Company Option A Cash Consideration divided by the Parent Closing Price, multiplied by (B) the Parent Merger Exchange Ratio.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any (i) tax, governmental fee or other like assessment or charge of any kind whatsoever (including any payment required to be made to any state abandoned property administrator or other public official pursuant to an abandoned property, escheat or similar law and any withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) liability for the payment of any amount of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement).

“Tax Representation Letters” means the letters delivered to Wachtell, Lipton, Rosen & Katz, tax counsel to Parent, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, tax counsel to the Company, pursuant to Section 8.07(b), which shall contain representations of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three or the Company, as applicable, dated as of the Closing Date and signed by an officer of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three or the Company, as applicable, in each case as shall be reasonably necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz and Paul, Weiss, Rifkind, Wharton & Garrison LLP to render the opinions described in Sections 9.02(b) and 9.03(b) hereof, respectively.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding a party or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any non-material commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Treasury Regulations” means the regulations promulgated under the Code.

“Willful Breach” means an intentional and willful breach, or an intentional and willful failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would cause a material breach of this Agreement.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Bright House Partnership Agreement	6.06
Burdensome Condition	8.01(e)
Certificates	2.03(a)(ii)
Closing	2.01(b)
Company	Preamble
Company Adjusted Option	2.04(a)
Company Adjusted RSU	2.04(b)
Company Board Recommendation	4.02(b)
Company Certificate of Merger	2.01(c)
Company Certificates	2.03(a)(ii)
Company International Plan	4.17(i)
Company Investment	4.06(c)
Company Material Contract	4.19(a)(ix)
Company Merger Consideration	2.02(a)(i)
Company Mergers	2.01(a)(iii)
Company Option A Cash Consideration	2.02(a)(i)
Company Option A Merger Consideration	2.02(a)(i)
Company Option A Stock Consideration	2.02(a)(i)
Company Option B Cash Consideration	2.02(a)(i)
Company Option B Merger Consideration	2.02(a)(i)
Company Option B Stock Consideration	2.02(a)(i)
Company Plans	4.17
Company Preferred Stock	4.05
Company Related Parties	10.02(h)
Company RSU	2.04(b)
Company SEC Documents	4.07
Company Securities	4.05(b)
Company Stock Option	2.04(a)
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06(b)
Company Superior Proposal	6.03(e)
Company Surviving Corporation	2.01(a)(ii)
Company Termination Fee	10.02(e)
Company Transaction Litigation	8.10
Company Uncertificated Shares	2.03(a)(ii)
Confidentiality Agreement	6.03(b)(i)
Consolidated Group	Recitals
Continuation Period	7.09
Continuing Employee	7.09
D&O Insurance	7.07(c)
Debt Commitment Letter	5.21
Debt Financing	5.21
DGCL	Recitals
Director	2.04(c)
Director RSU	2.04(c)
Dissenting Shares	2.10(a)
Effective Time	2.01(d)

Term	Section
Election	2.02(a)(i)
Election Deadline	2.03(a)(iv)
Election Form	2.03(a)(i)
Election Form Record Date	2.03(a)(iii)
Employee Communication Strategy	7.09(g)
End Date	10.01(b)(i)
Exchange Agent	2.03(a)(ii)
Exchange Fund	2.03(a)(v)
Financing Related Parties	10.02(h)
First Company Merger	2.01(a)(ii)
First Company Merger Effective Time	2.01(d)
Former Employee	2.04(d)
Former Employee Option	2.04(d)
Former Employee RSU	2.04(d)(ii)
Indemnified Person	7.07
Intended Tax Treatment	Recitals
Joint Proxy Statement/Prospectus	4.09
Lease	4.14(b)
Liberty Broadband	Recitals
Mailing Date	2.03(a)(iii)
Merger Communication	8.03(b)
Merger Sub One Securities	5.05(b)
Merger Sub Two and Three Securities	5.05(b)
Merger Subsidiary One	Preamble
Merger Subsidiary Three	Preamble
Merger Subsidiary Two	Preamble
Merger Subsidiary Two Certificate of Merger	2.01(c)
Merger Subsidiary Two Surviving Entity	2.01(a)(iii)
Mergers	2.01(a)(iv)
Multiemployer Plan	4.17(c)
New Charter Merger Consideration	2.02(b)(i)
New Charter Plans	7.09(d)
New Charter Stock Issuance	7.03
Notional Adjusted Option	2.04(d)
Notional Adjusted RSU	2.04(c)
NYSE	4.03
Parent	Preamble
Parent Adjusted Option	2.05
Parent Adjusted RSU	2.05(c)
Parent Adjusted Stock Award	2.05(b)
Parent Board Recommendation	5.02(b)
Parent Certificate of Merger	2.01(c)
Parent Certificates	2.03(a)(ii)
Parent Merger	2.01(a)(iv)
Parent Merger Consideration	2.02(c)(i)
Parent Merger Effective Time	2.01(d)
Parent Plans	5.15(a)
Parent Preferred Stock	5.05
Parent Regulatory Termination Fee	10.02(d)
Parent RSU	2.05(c)
Parent SEC Documents	5.07

Term	Section
Parent Securities	5.05(b)
Parent Stock Award	2.05(b)
Parent Stock Option	2.05
Parent Stockholder Approval	5.02
Parent Stockholder Meeting	7.03
Parent Subsidiary Securities	5.06(b)
Parent Superior Proposal	7.04(e)
Parent Surviving Entity	2.01(a)(iv)
Parent Termination Fee	10.02(b)
Parent Transaction Litigation	8.10
Parent Uncertificated Shares	2.03(a)(ii)
Redemption	Recitals
Registration Statement	4.09
reportable transaction	5.14(e)
Representatives	6.03(a)
Represented Employee	7.09
Required Payment Amount	5.21
Second Company Merger	2.01(a)(iii)
Second Company Merger Effective Time	2.01(d)
Significant Subsidiary	4.06
Specified Company SEC Documents	Article 4
Specified Parent SEC Documents	Article 5
Title IV Plan	4.17(b)
TWX	4.16(b)
Uncertificated Shares	2.03(a)(ii)
Voting Agreement	Recitals

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, law or regulation shall be deemed to refer to such statute, law or regulation as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. The phrase “made available” shall be deemed to include any documents filed or furnished with the SEC.

ARTICLE 2

The Merger

Section 2.01 The Merger. (a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law:

(i) On the Closing Date and immediately prior to the First Company Merger Effective Time (as defined below), New Charter shall, to the extent reasonably practicable, distribute to Parent an amount equal to the contributed capital of New Charter, and New Charter shall convert from a limited liability company into a corporation and immediately after the First Company Merger Effective Time (as defined below), New Charter shall redeem for $0.01 and Parent shall sell to New Charter any equity interest it owns in New Charter.

(ii) At the First Company Merger Effective Time (as defined below) and following the completion of the Equity Exchange, Merger Subsidiary One shall be merged with and into the Company (the “First Company Merger”), whereupon the separate existence of Merger Subsidiary One shall cease, and the Company shall be the surviving corporation (the “Company Surviving Corporation”).

(iii) At the Second Company Merger Effective Time, the Company Surviving Corporation shall be merged with and into Merger Subsidiary Two (the “Second Company Merger” and, together with the First Company Merger, the “Company Mergers”), whereupon the separate existence of the Company Surviving Corporation shall cease, and Merger Subsidiary Two shall be the surviving entity (the “Merger Subsidiary Two Surviving Entity”) and New Charter shall assume the obligations to pay the Company Cash Merger Consideration and issue the Company Stock Merger Consideration hereunder.

(iv) At the Parent Merger Effective Time, Parent shall be merged (the “Parent Merger” and, together with the Company Mergers, the “Mergers”) with and into Merger Subsidiary Three, whereupon the separate existence of Parent shall cease, and Merger Subsidiary Three shall be the surviving entity (the “Parent Surviving Entity”) and a wholly owned direct subsidiary of Merger Subsidiary Two Surviving Entity.

(b) Subject to the provisions of Article 9, the closing of the Mergers (the “Closing”) shall take place in New York City at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019 as soon as possible, but in any event no later than five Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefits of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c) At the Closing, each of the following filings shall be made in the following order: (i) the Company and Merger Subsidiary One shall file a certificate of merger (the “Company Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the First Company Merger, (ii) the Company Surviving Corporation and Merger Subsidiary Two shall file a certificate of merger (the “Merger Subsidiary Two Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Second Company Merger, and (iii) Parent and Merger Subsidiary Three shall file a certificate of merger (the “Parent Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Parent Merger.

(d) (i) The First Company Merger shall become effective at such time as the Company Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed to by the parties and specified in the Company Certificate of Merger) (the “First Company Merger Effective Time”); (ii) the Second Company Merger shall become effective at such time as the Merger Subsidiary Two Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as may be agreed to by the parties and specified in the Merger Subsidiary Two Certificate of Merger) (the “Second Company Merger Effective Time”); provided that the Second Company Merger shall not become effective until after the First Company Merger Effective Time; and (iii) the Parent Merger shall become effective at such time as the Parent Certificate of Merger is duly filed with the Delaware Secretary of State (or at such time as may be agreed to by the parties and specified in the Parent Certificate of Merger) (the “Parent Merger Effective Time”); provided that the Parent Merger shall not become effective until after the Second Company Merger Effective Time (such time as each of the First Company Merger, the Second Company Merger and the Parent Merger become effective is hereinafter referred to as the “Effective Time”).

(e) (i) From and after the First Company Merger Effective Time, the Company Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary One, (ii) from and after the Second Company Merger Effective Time, the Merger Subsidiary Two Surviving Entity shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company Surviving Corporation and Merger Subsidiary Two, and (iii) from and after the Parent Merger Effective Time, the Parent Surviving Entity shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Parent and Merger Subsidiary Two, in each case all as provided under Delaware Law.

Section 2.02 Conversion of Shares.

(a) At the First Company Merger Effective Time by virtue of the First Company Merger and without any action on the part of the Company, Merger Subsidiary One or any holder of any capital stock of the Company or Merger Subsidiary One:

(i) Except as otherwise provided in Section 2.02(a)(iii), Section 2.02(a)(iv) and except for Dissenting Shares, each share of Company Stock outstanding immediately prior to the First Company Merger Effective Time (which, for the avoidance of doubt, shall exclude the Exchange Shares) shall be converted, at the election of the holder thereof (such election to receive consideration referred to in either clause (A) or (B), the “Election”), in accordance with the procedures set forth in Section 2.03, into the right to receive the following consideration, without interest (the consideration referred to in either clause (A) or (B), collectively, as modified by Section 2.02(a)(v) and Section 2.02(a)(vi), the “Company Merger Consideration”): (A) $100.00 in cash (the “Company Option A Cash Consideration”), and a number of shares of the Company Surviving Corporation Stock equal to the Option A Effective Exchange Ratio (the “Company Option A Stock Consideration,” and together with the Company Option A Cash Consideration and the cash in lieu of fractional shares of the Company Stock as specified below, the “Company Option A Merger Consideration”) or (B) $115.00 in cash (the “Company Option B Cash Consideration”), and a number of shares of the Company Surviving Corporation Stock equal to the Option B Effective Exchange Ratio (the “Company Option B Stock Consideration,” and together with the Company Option B Cash Consideration and the cash in lieu of fractional shares of the Company Stock as specified below, the “Company Option B Merger Consideration”). As of the First Company Merger Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Company Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(h), in each case to be issued or paid in accordance with Section 2.03.

(ii) Each share of common stock of Merger Subsidiary One outstanding immediately prior to the First Company Merger Effective Time shall be converted into and become one share of Company Surviving Corporation Stock.

(iii) Each share of Company Stock held by the Company as treasury stock or owned by Merger Subsidiary One immediately prior to the First Company Merger Effective Time (including, without limitation, the Exchange Shares) shall be canceled, and no payment shall be made with respect thereto.

(iv) Each share of Company Stock held by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (in each case, other than Merger Subsidiary One) shall be converted into and become one share of Company Surviving Corporation Stock.

(b) At the Second Company Merger Effective Time by virtue of the Second Company Merger and without any action on the part of the Company Surviving Corporation, Merger Subsidiary Two or any holder of any capital stock or equity interests (as applicable) of the Company Surviving Corporation or Merger Subsidiary Two:

(i) Each share of Company Surviving Corporation Stock issued and outstanding immediately prior to the Second Company Merger Effective Time (which, for the avoidance of doubt, shall only include the shares of Company Surviving Corporation Stock issued or to be issued in connection with the First Company Merger and shall not include any shares of Company Stock that were not converted into the right to receive the Company Merger Consideration pursuant to Section 2.02(a)(i)) shall automatically be converted into the right to receive one share of New Charter Common Stock (the “New Charter Merger Consideration”). As of the Second Company Merger Effective Time, all such shares of Company Surviving Corporation Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the New Charter Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(h), in each case to be issued or paid in accordance with Section 2.03, without interest.

(ii) Each membership unit of Merger Subsidiary Two outstanding immediately prior to the Second Company Merger Effective Time shall continue to remain outstanding as a membership unit of Merger Subsidiary Two Surviving Entity and shall constitute the only outstanding equity interests of the Merger Subsidiary Two Surviving Entity.

(c) At the Parent Merger Effective Time by virtue of the Parent Merger and without any action on the part of Parent, Merger Subsidiary Three or any holder of any capital stock or equity interests (as applicable) of Parent or Merger Subsidiary Three:

(i) Each share of Parent Class A Common Stock issued and outstanding immediately prior to the Parent Merger Effective Time (other than any share of Parent Class A Common Stock to be canceled pursuant to Section 2.02(c)(ii)) shall automatically be converted into the right to receive a number of shares of New Charter Common Stock equal to the Parent Merger Exchange Ratio (the “Parent Merger Consideration”), and the cash in lieu of fractional shares of New Charter Common Stock as specified below. As of the Parent Merger Effective Time, all such shares of Parent Class A Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Parent Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(h), in each case to be issued or paid in accordance with Section 2.03, without interest.

(ii) Each share of Parent Class A Common Stock held by Parent as treasury stock or owned directly by Parent immediately prior to the Parent Merger Effective Time shall be canceled and no payment shall be made with respect thereto.

(iii) Each membership unit of Merger Subsidiary Three outstanding immediately prior to the Parent Merger Effective Time shall continue to remain outstanding as a membership unit of the Parent Surviving Entity and shall constitute the only outstanding equity interests of the Parent Surviving Entity.

Section 2.03 Surrender and Payment.

(a) The following procedures shall apply to Elections made pursuant to Section 2.02(a)(i):

(i) Parent shall prepare a form reasonably acceptable to the Company (the “Election Form”), which shall be mailed by the Company to record holders of Company Stock and holders of Vested Company Stock Options and Director RSUs (as such terms are defined in Section 2.04) so as to permit those holders to exercise their right to make an Election prior to the Election Deadline and which shall specify, among other things, the Election Deadline and the consequences of failing to meet the Election Deadline.

(ii) Prior to the Mailing Date, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for (i) receiving Elections and exchanging for the applicable Company Cash Consideration and New Charter Merger Consideration (in respect of the applicable Company Stock Merger Consideration that shall be deemed to be automatically surrendered for exchange upon the Second Company Merger Effective Time) (as well as cash in lieu of fractional shares of New Charter Company Stock as specified in Section 2.07) (A) certificates representing shares of Company Stock (the “Company Certificates”) and (B) uncertificated shares of Company Stock (the “Company Uncertificated Shares”), and (ii) exchanging for the Parent Merger Consideration and cash in lieu of fractional shares of New Charter Company Stock as specified in Section 2.07 (A) certificates representing shares of Parent Class A Common Stock (the “Parent Certificates” and, together with the Company Certificates, the “Certificates”) and (B) uncertificated shares of Parent Class A Common Stock (the “Parent Uncertificated Shares” and, together with the Company Uncertificated Shares, the “Uncertificated Shares”).

(iii) The Company shall mail or cause to be mailed or delivered, as applicable, not less than 20 Business Days prior to the anticipated Election Deadline (the “Mailing Date”) an Election Form to record holders of Company Stock as of the close of business on the tenth (10th) Business Day prior to the Mailing Date (the “Election Form Record Date”). The Company shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Company Stock during the period following the Election Form Record Date and prior to the Election Deadline.

(iv) Any Election shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, an Election Form properly completed and signed and accompanied by Company Certificates to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company and, in the case of Company Uncertificated Shares, any additional documents specified in the procedures set forth in the Election Form. As used herein, unless otherwise agreed in advance by the Company and Parent, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date that Parent and the Company shall agree is five (5) Business Days prior to the expected Closing Date. The Company and Parent shall issue a press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than 20 Business Days before, and at least five Business Days prior to, the Election Deadline. If the Closing is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date (which shall be the fifth Business Day prior to the Closing Date) and the Company and Parent shall cooperate to promptly publicly announce such rescheduled Election Deadline and Closing.

(v) Any holder of Company Stock may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form or by withdrawal prior to the Election Deadline of his or her Company Certificates, or any documents in respect of Company Uncertificated Shares, previously deposited with the Exchange Agent. After an Election is validly made with respect to any shares of Company Stock, any subsequent transfer of such shares of Company Stock shall automatically revoke such Election. If no Election is made by a holder, or an

Election is revoked and another one is not validly and timely made by a holder, such holder shall only have the right to receive the Company Option A Merger Consideration. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Parent or the Company that this Agreement has been terminated in accordance with Article 10. Subject to the terms of this Agreement, the Exchange Agent shall have reasonable discretion to determine if any Election is not properly or timely made with respect to any shares of Company Stock (neither Parent nor the Company nor the Exchange Agent being under any duty to notify any stockholder of any such defect); in the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of Company Stock covered by such Election shall, for purposes hereof, be deemed to be only entitled to receive the Company Option A Merger Consideration pursuant to the terms and conditions hereof, unless a proper Election is thereafter timely made with respect to such shares.

(b) At or immediately after the Effective Time, Parent or New Charter shall make, or cause to be made, available to the Exchange Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares (including cash in immediately available funds in an amount sufficient to pay the aggregate Company Cash Consideration and cash in lieu of fractional shares as specified in Section 2.07) (the “Exchange Fund”). Each of Parent and New Charter agrees to make available to the Exchange Agent from time to time, as needed, any dividends or distributions to which any Person is entitled pursuant to Section 2.03(h). Promptly after the Effective Time, and in any event no later than the tenth Business Day following the Effective Time, New Charter shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of Company Stock at the First Company Merger Effective Time a letter of transmittal and instructions (with respect to both the Company Cash Consideration and New Charter Merger Consideration) reasonably acceptable to the Company, and to each holder of record of shares of Parent Class A Common Stock at the Parent Merger Effective Time a letter of transmittal and instructions (with respect to the Parent Merger Consideration) (which shall, in each case, specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Uncertificated Shares) for use in such exchange. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent or New Charter, on a daily basis; provided that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $25 billion (based on the most recent financial statements of such bank which are then publicly available), or a combination of the foregoing. Any interest and other income resulting from such investments shall be paid to New Charter upon termination of the Exchange Fund pursuant to this Section 2.03 and any losses resulting from such investments will be made up by Parent or New Charter to the extent necessary to pay the Company Cash Consideration.

(c) Each holder of shares of Company Stock that have been converted into the right to receive the Company Merger Consideration and, subsequently, the New Charter Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Company Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Company Uncertificated Shares, the applicable Company Cash Consideration and the New Charter Merger Consideration in respect of the Company Stock represented by a Company Certificate or Company Uncertificated Share (in each case as applicable), as specified in such holder’s Election Form (or otherwise based on the Company Option A Merger Consideration). The shares of New Charter Common Stock constituting part of such New Charter Merger Consideration shall be in uncertificated book-entry form, unless a physical certificate is required under Applicable Law. Until so surrendered or transferred, as the case may be, each Company Certificate or Company Uncertificated Share shall represent after the First Company Merger Effective Time and the Second Company

Merger Effective for all purposes only the right to receive such Company Cash Consideration, New Charter Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(h).

(d) Each holder of shares of Parent Class A Common Stock that have been converted into the right to receive the Parent Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Parent Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Parent Uncertificated Shares, the Parent Merger Consideration in respect of the Parent Class A Common Stock represented by a Parent Certificate or Parent Uncertificated Share (in each case as applicable). The shares of New Charter Common Stock constituting part of such Parent Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Parent Certificate or Parent Uncertificated Share shall represent after the Parent Merger Effective Time for all purposes only the right to receive such Parent Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(h).

(e) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(f) (i) After the First Company Merger Effective Time, there shall be no further registrations of transfers of shares of Company Stock (other than solely as a result of the First Company Merger or the Second Company Merger), (ii) after the Second Company Merger Effective Time, there shall be no further registration of transfers of shares of Company Surviving Corporation Stock (other than solely as a result of the Second Company Merger) and (iii) after the Parent Merger Effective Time, there shall be no further registration of transfers of shares of Parent Class A Common Stock (other than solely as a result of the Parent Merger). If, after the First Company Merger Effective Time, the Second Company Merger Effective Time or the Parent Merger Effective Time, as applicable, Certificates, Uncertificated Shares or uncertificated shares of Company Surviving Corporation Stock are presented to the Company Surviving Corporation, New Charter, the Parent Surviving Entity or the Exchange Agent, they shall be canceled and exchanged for the Company Cash Consideration and the New Charter Merger Consideration or Parent Merger Consideration, as applicable, provided for, and in accordance with the procedures set forth, in this Article 2.

(g) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock or Parent Class A Common Stock twelve (12) months after the Effective Time shall be delivered to New Charter, upon demand, and any such holder who has not exchanged shares of Company Stock or Parent Class A Common Stock for the applicable Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to New Charter for and New Charter shall remain liable for, payment of the applicable Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.03(h), in respect of such shares without any interest thereon. Notwithstanding the foregoing, none of the parties to this Agreement shall be liable to any holder of shares of Company Stock or Parent Class A Common Stock for any amounts properly paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock or Parent Class A Common Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of New Charter free and clear of any claims or interest of any Person previously entitled thereto.

(h) No dividends or other distributions with respect to securities of New Charter constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.07, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.03. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of New Charter have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.07 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

(i) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by a holder of Company Stock or Parent Class A Common Stock in connection with the First Company Merger, the Second Company Merger or the Parent Merger, as applicable, for which none of Parent, New Charter, the Company, or a Subsidiary of the Company is liable, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

Section 2.04 Company Equity-Based Awards.

(a) Except as provided in Section 2.04(d), the terms of each outstanding compensatory option to purchase shares of Company Stock (a “Company Stock Option”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Second Company Merger Effective Time, each Company Stock Option outstanding immediately prior to the First Company Merger Effective Time shall be converted into an option (each, a “Company Adjusted Option”) to acquire, on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the First Company Merger Effective Time, the number of shares of New Charter Common Stock equal to the product of (i) the number of shares of Company Stock subject to such Company Stock Option immediately prior to the First Company Merger Effective Time multiplied by (ii) the Stock Award Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares. The exercise price per share of New Charter Common Stock subject to any such Company Adjusted Option shall be an amount equal to the quotient of (A) the exercise price per share of Company Stock subject to such Company Stock Option immediately prior to the First Company Merger Effective Time divided by (B) the Stock Award Exchange Ratio, with any fractional cents rounded up to the next higher number of whole cents. Notwithstanding the foregoing, if the conversion of a Company Stock Option in accordance with the preceding provisions of this Section 2.04(a) would cause the related Company Adjusted Option to be treated as the grant of new stock right for purposes of Section 409A of the Code, such Company Stock Option shall not be converted in accordance with the preceding provisions but shall instead be converted in a manner reasonably acceptable to Parent and the Company that would not cause the related Company Adjusted Option to be treated as the grant of new stock right for purposes of Section 409A.

(b) Except as provided in Section 2.04(c) and Section 2.04(d), the terms of each outstanding restricted stock unit or deferred stock unit with respect to shares of Company Stock (a “Company RSU”), whether or not vested, shall be adjusted as necessary to provide that, at the Second Company Merger Effective Time, each Company RSU outstanding immediately prior to the First Company Merger Effective Time shall be converted into a restricted stock unit (each, a “Company Adjusted RSU”) with respect to, and on the same terms and conditions as were applicable under such Company RSU immediately prior to the First Company Merger Effective Time, the number of shares of New Charter Common Stock equal to the product of (i) the number of shares of Company Stock subject to such Company RSU immediately prior to the First Company Merger Effective Time multiplied by (ii) the Stock Award Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares.

(c) At or promptly after the Second Company Merger Effective Time, each outstanding Company RSU (each, a “Director RSU”) held by a non-employee director or former non-employee director of the Company (each, a “Director”), whether or not vested, shall be canceled, and New Charter shall pay each such Director at or promptly after the Second Company Merger Effective Time for each such Director RSU an amount in cash computed by first determining the Company Adjusted RSU that such Director would have received if the Director RSU held by such Director was converted into a Company Adjusted RSU pursuant to the methodology described in Section 2.04(b) (each, a “Notional Adjusted RSU”) and then multiplying (i) the quotient of (A) the closing sale price of a share of Parent Class A Common Stock on NASDAQ on the trading day immediately preceding the First Company Merger Effective Time divided by (B) the Parent Merger Exchange Ratio by (ii) the number of shares of New Charter Common Stock subject to the Notional Adjusted RSU.

(d) (i) At or promptly after the Second Company Merger Effective Time, each outstanding Company Stock Option (each, a “Former Employee Option”) held by a former employee or individual contractor of the Company (each, a “Former Employee”), whether or not exercisable or vested, shall be cancelled, and New Charter shall pay each such Former Employee at or promptly after the Second Company Merger Effective Time for each such Former Employee Option an amount in cash computed by first determining the Company Adjusted Option that such Former Employee would have received if the Former Employee Option held by such Former Employee was converted into a Company Adjusted Option pursuant to the methodology described in Section 2.04(a) (each, a “Notional Adjusted Option”) and then multiplying (A) the excess of (1) the quotient of (I) the closing sale price of a share of Parent Class A Common Stock on NASDAQ on the trading day immediately preceding the First Company Merger Effective Time divided by (II) the Parent Merger Exchange Ratio over (2) the per share exercise price of such Notional Adjusted Option, if any, by (B) the number of shares of New Charter Common Stock subject to such Notional Adjusted Option to the extent unexercised. For the avoidance of doubt, all Former Employee Options outstanding as of the First Company Merger Effective Time that if converted into a Company Adjusted Option would have a per share exercise price equal to or exceeding the quotient of (x) the closing sale price of a share of Parent Class A Common Stock on NASDAQ on the trading day immediately preceding the First Company Merger Effective Time divided by (y) the Parent Merger Exchange Ratio shall be immediately cancelled and forfeited without any liability on the part of Parent, New Charter or their respective Affiliates.

(ii) At or promptly after the Second Company Merger Effective Time, each outstanding Company RSU (each, a “Former Employee RSU”) held by a Former Employee, whether or not vested, shall be canceled, and New Charter shall pay each such Former Employee at or promptly after the Second Company Merger Effective Time for each such Former Employee RSU an amount in cash computed by first determining the number of Notional Adjusted RSUs held by such Former Employee and then multiplying (A) the quotient of (1) the closing sale price of a share of Parent Class A Common Stock on NASDAQ on the trading day immediately preceding the First Company Merger Effective Time divided by (2) the Parent Merger Exchange Ratio by (B) the number of shares of New Charter Common Stock with respect to the Notional Adjusted RSUs; provided, that, to the extent that any Former Employee RSU is subject to Section 409A of the Code, then such Former Employee RSU shall be converted into a Company Adjusted RSU in accordance with the terms of Section 2.04(b).

(e) Parent and New Charter shall take such actions as are necessary for the assumption of the Company Stock Options and Company RSUs pursuant to Sections 2.04(a) and (b), including the reservation, issuance and listing of New Charter Common Stock as is necessary to effectuate the transactions contemplated by this Section 2.04. Parent and New Charter shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of New Charter Common Stock subject to the Company Adjusted Options and Company Adjusted RSUs to be issued by New Charter and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as soon as practicable following the Effective Time and to maintain the effectiveness of such registration statement covering such Company Adjusted Options and Company Adjusted RSUs (and to maintain the current status of the prospectus contained therein) for so long as any Company Adjusted Option or any Company Adjusted remains outstanding. With respect to those individuals, if any, who, subsequent to the Effective Time, will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, New Charter shall administer any Company Adjusted Option and any Company Adjusted RSU issued pursuant to this Section 2.04 in a manner that complies with Rule 16b-3 promulgated under the 1934 Act to the extent the corresponding Company Stock Option or such Company RSU complied with such rule prior to the Mergers.

(f) Prior to the First Company Merger Effective Time, the Company and Parent shall take any actions with respect to equity compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 2.04.

Section 2.05 Parent Equity-Based Awards. (a) The terms of each outstanding compensatory option to purchase shares of Parent Class A Common Stock (each, a “Parent Stock Option”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Parent Merger Effective Time, each Parent Stock Option outstanding immediately prior to the Parent Merger Effective Time shall be converted into an option (each, a “Parent Adjusted Option”) to acquire, on the same terms and conditions as were applicable under such Parent Stock Option immediately prior to the Parent Merger Effective Time, the number of shares of New Charter Common Stock equal to the product of (i) the number of shares of Parent Class A Common Stock subject to such Parent Stock Option immediately prior to the Parent Merger Effective Time multiplied by (ii) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares. The exercise price per share of New Charter Common Stock subject to any such Parent Adjusted Option shall be an amount equal to the quotient of (A) exercise price per share of Parent Class A Common Stock subject to such Parent Stock Option immediately prior to the Parent Merger Effective Time divided by (B) the Parent Merger Exchange Ratio, with any fractional cents rounded up to the next higher number of whole cents. Notwithstanding the foregoing, if the conversion of a Parent Stock Option in accordance with the preceding provisions of this Section 2.05(a) would cause the related Parent Adjusted Option to be treated as the grant of new stock right for purposes of Section 409A of the Code, such Parent Stock Option shall not be converted in accordance with the preceding provisions but shall instead be converted in a manner reasonably acceptable to Parent and the Company that would not cause the related Parent Adjusted Option to be treated as the grant of new stock right for purposes of Section 409A.

(b) The terms of each outstanding award of shares of restricted Parent Stock (each, a “Parent Stock Award”) shall be adjusted as necessary to provide that, at the Parent Merger Effective Time, each Parent Stock Award outstanding immediately prior to the Parent Merger Effective Time shall be converted into an award (each, a “Parent Adjusted Stock Award”) with respect to, and subject to the same terms and conditions as were applicable under such Parent Stock Award immediately prior to the Parent Merger Effective Time, the number of shares of restricted New Charter Common Stock equal to the product of (i) number of shares of Parent Class A Common Stock subject to such Parent Stock Award immediately prior to the Parent Merger Effective Time multiplied by (ii) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares.

(c) The terms of each outstanding restricted stock unit with respect to shares of Parent Stock (each, a “Parent RSU”), whether or not vested, shall be adjusted as necessary to provide that, at the Parent Merger Effective Time, each Parent RSU outstanding immediately prior to the Parent Merger Effective Time shall be converted into a restricted stock unit (each, a “Parent Adjusted RSU”) with respect to, and on the same terms and conditions as were applicable under such Parent RSU immediately prior to the Parent Merger Effective Time, the number of shares of New Charter Common Stock equal to the product of (i) the number of shares of Parent Class A Common Stock subject to such Parent RSU immediately prior to the Parent Merger Effective Time multiplied by (ii) the Parent Merger Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares.

(d) Parent and New Charter shall take such actions as are necessary for the assumption of the Parent Stock Options, Parent Stock Awards and Parent RSUs pursuant to Sections 2.05(a), (b) and (c), including the reservation, issuance and listing of New Charter Common Stock as is necessary to effectuate the transactions contemplated by this Section 2.05. New Charter shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of New Charter Common Stock subject to the Parent Adjusted Options, Parent Adjusted Stock Awards and Parent Adjusted RSUs to be issued by New Charter and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as soon as practicable following the Parent Merger Effective Time and to maintain the effectiveness of such registration statement covering such Parent Adjusted Options, Parent Adjusted Stock Awards and Parent Adjusted RSUs (and to maintain the current status of the prospectus contained therein) for so long as any Parent Adjusted Option, Parent Adjusted Stock Award or Parent Adjusted RSU remains outstanding. With respect to those individuals, if any, who, subsequent to the Parent Merger Effective Time, will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, New Charter shall administer any Parent Adjusted Option, Parent Adjusted Stock Award and Parent Adjusted RSU issued pursuant to this Section 2.05 in a manner that complies with Rule 16b-3 promulgated under the 1934 Act to the extent the corresponding Parent Stock Option, Parent Stock Award or Parent RSU complied with such rule prior to the Mergers.

(e) Prior to the Parent Merger Effective Time, the Company and Parent shall take any actions with respect to equity compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 2.05.

Section 2.06 Adjustments. If, during the period between the date of this Agreement and the First Company Merger Effective Time, the outstanding shares of capital stock of the Company or Parent shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, or any other similar event, but excluding any change that results from (a) the exercise of stock options or other equity awards to purchase shares of Parent Class A Common Stock or Company Stock or the settlement of restricted stock units or deferred stock units or (b) the grant of equity-based compensation to directors or employees of Parent or, subject to and in accordance with the terms of this Agreement, the Company under Parent’s or the Company’s, as applicable, equity compensation plans or arrangements, the Merger Consideration, amounts payable under Section 2.04 and any other amounts payable pursuant to this Agreement, as applicable, shall be appropriately and proportionately adjusted.

Section 2.07 Fractional Shares. No fractional shares of Company Surviving Corporation Stock shall be issued in the First Company Merger and no fractional shares of New Charter Common Stock shall be issued in the Parent Merger. All fractional shares of Company Surviving Corporation Stock that a holder of record of shares of Company Stock would otherwise be entitled to receive as a result of the First Company Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing sale price of a share of Parent Class A Common Stock on NASDAQ on the trading day immediately preceding the First Company Merger Effective Time by the fraction of a share of Company Surviving Corporation Stock to which such holder would otherwise have been entitled. All fractional shares of New Charter Common Stock that a holder of record of shares of Parent Class A Common Stock would otherwise be entitled to receive as a result of the Parent Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing sale price of a share of Parent Class A Common Stock on NASDAQ on the trading day immediately preceding the Parent Merger Effective Time by the fraction of a share of New Charter Common Stock to which such holder would otherwise have been entitled.

Section 2.08 Withholding. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Company, the Parent Surviving Entity, the Company Surviving Corporation, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three, New Charter and Parent shall be entitled to deduct or withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct or withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. The Company shall, and shall cause its Affiliates to, assist Parent, New Charter, Parent Surviving Entity, Company Surviving Corporation, Merger Subsidiary One, Merger Subsidiary Two and/or Merger Subsidiary Three in making such deductions and withholding as reasonably requested by Parent or New Charter. If the Exchange Agent, the Company, the Parent Surviving Entity, the Company Surviving Corporation, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three, New Charter or Parent, as the case may be, so withholds amounts and timely pays such amounts to the appropriate taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock or Parent Class A Common, as applicable, in respect of which the Exchange Agent, the Company, the Parent Surviving Entity, the Company Surviving Corporation, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three, New Charter or Parent, as the case may be, made such deduction and withholding.

Section 2.09 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by New Charter or the Company Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as New Charter and the Company Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock or Parent Class A Common Stock represented by such Certificate and any dividends or distributions with respect thereto pursuant to Section 2.03(h), as contemplated by this Article 2.

Section 2.10 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under Delaware Law, shares of Company Stock that are outstanding immediately prior to the First Company Merger Effective Time and that are held by holders of shares of Company Stock who shall have neither voted in favor of the First Company Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Company Stock in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Shares”), shall not be converted into, or represent the right to receive, the Company Merger Consideration (or, for the avoidance of doubt, the Cheetah Merger Consideration). The holders of such shares of Company Stock shall be entitled instead to receive only the payment provided by Section 262 of Delaware Law, except that all Dissenting Shares held by holders of shares of Company Stock who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Stock under Section 262 of Delaware Law shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the First Company Merger Effective Time, the right to receive the Company Merger Consideration (which shall represent, with respect to the Company Stock Merger Consideration, the right to receive the New Charter Merger Consideration), in each case without any interest thereon, in accordance with Section 2.02.

(b) The Company shall give Parent and New Charter (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.11 Restructuring. If such actions required to treat the Company’s Subsidiaries as disregarded from their owner for U.S. federal income tax purposes or contribute the Company’s assets and interests in its Subsidiaries to Subsidiaries of New Charter following the Closing Date would result in a cost that is material to Parent, then, upon the written request of Parent, the Parties agree to reasonably cooperate in the implementation of a restructuring of the transactions contemplated herein (including, without limitation, restructuring such transaction such that the Second Company Merger, the Parent Merger, the equity subscription and exchange contemplated by the Investment Agreement and Contribution Agreement, respectively, and the contribution of the assets subject to the Amended Contribution Agreement to New Charter, taken together, would be treated as a transaction described in Section 351 of the Code). Such cooperation shall include entering into appropriate amendments to this Agreement, provided, however, that, notwithstanding anything in this Section 2.11 to the contrary, such cooperation contemplated by this Section 2.11 shall (a) not (i) alter or change the amount or kind of the consideration ultimately to be issued to the holders of Company Stock or the holders of Parent Class A Common Stock or (ii) reasonably be expected to (x) subject to the proviso in clause (b) below, adversely affect the Company or the holders of Company Stock or (y) have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated hereby or the Closing and (b) result in U.S. federal income tax consequences that are no less favorable to the holders of Company Stock and the holders of Parent Class A Common Stock than the U.S. federal income tax consequences of the Mergers; provided that it is agreed and understood that for purposes of this Section 2.11 a transaction qualifying as a transaction described in Section 351 of the Code does not result in tax consequences that are less favorable to the holders of Company Stock and the holders of Parent Class A Common Stock than the U.S. federal income tax consequences of the Mergers and does not adversely affect the Company or the holders of Company Stock.

ARTICLE 3

Corporate Matters

Section 3.01 Organizational Documents of Surviving Entities. (a) The certificate of incorporation and bylaws of the Company as in effect immediately prior to the First Company Merger Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Company Surviving Corporation immediately following the First Company Merger Effective Time until the Second Company Merger Effective Time.

(b) The limited liability company agreement of Merger Subsidiary Two as in effect immediately prior to the Second Company Merger Effective Time shall be the limited liability company agreement of the Second Merger Subsidiary Surviving Entity immediately following the Second Company Merger Effective Time until thereafter amended in accordance with Applicable Law.

(c) The limited liability company agreement of Merger Subsidiary Three as in effect immediately prior to the Parent Merger Effective Time shall be the limited liability company agreement of the Parent Surviving Entity immediately following the Parent Merger Effective Time until thereafter amended in accordance with Applicable Law.

(d) Immediately after the Parent Merger Effective Time, the certificate of incorporation of New Charter shall be amended to change the name of New Charter to “Charter Communications, Inc.”

Section 3.02 Directors and Officers of Surviving Entities. (i) From and after the First Company Merger Effective Time, until the Second Company Merger Effective Time, the members of the Board of Directors of the Company immediately prior to the First Company Merger Effective Time shall be the members of the Board of Directors of the Company Surviving Corporation, (ii) from and after the Second Company Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, the managers and officers of Merger Subsidiary Two immediately prior to the Second Company Merger Effective Time shall be the managers and officers of the Second Merger Subsidiary Surviving Entity, (iii) the officers of the Company immediately before the First Company Merger Effective Time shall be the officers of the Company Surviving Corporation immediately following the First Company Merger Effective Time, and (iv) the officers of Parent immediately prior to the Parent Merger Effective Time shall be the officers of the Parent Surviving Entity immediately following the Parent Merger Effective Time.

ARTICLE 4

Representations and Warranties of the Company

Subject to Section 11.05, except (a) as disclosed in the Company SEC Documents (as defined below) filed or furnished by the Company with the SEC since January 1, 2014 and before the date of this Agreement (the “Specified Company SEC Documents”) or (b) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all Governmental Authorizations required to carry on its business as now conducted, except for those Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date hereof, the Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement.

Section 4.02 Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the Voting Agreement and the consummation by the Company of the transactions contemplated hereby and thereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock (the “Company Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the transactions contemplated hereby, including the First Company Merger and the Second Company Merger. This Agreement, assuming due authorization, execution and delivery by Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three, and the Voting Agreement, assuming due authorization, execution and delivery by Liberty Broadband, constitute valid and binding agreements of the Company enforceable against the Company in accordance with their respective terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, as of the date of this Agreement, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the Voting Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of the Company’s stockholders, (ii) unanimously approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.03(b), to recommend adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the Communications Act, (iv) authorizations from state public utility commissions and similar state authorities having jurisdiction over the assets of the Company and its Subsidiaries, (v) compliance with any state statutes or local franchise ordinances and agreements, (vi) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (vii) compliance with any applicable requirements of the New York Stock Exchange (the “NYSE”) and (viii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially interfere with or delay the consummation of the Mergers.

Section 4.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the Voting Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially interfere with or delay the consummation of the Mergers.

Section 4.05 Capitalization. (a) The authorized capital stock of the Company consists of 8,333,333,333 shares of Company Stock and 1,000,000,000 shares of preferred stock, par value $0.01, of the Company (“Company Preferred Stock”). As of May 21, 2015, there were outstanding (A) 282,752,157 shares of Company Stock, (B) Company Stock Options to purchase an aggregate of 2,734,928 shares of Company Stock at a weighted-average exercise price of $76.38 per share of Company Stock (of which options to purchase an aggregate of 1,261,654 shares of Company Stock were exercisable), (C) Company RSUs with respect to an aggregate of 5,190,285 shares of Company Stock, (D) no shares of Company Preferred Stock and (E) no shares of restricted Company Stock outstanding. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company or any Company Securities.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote on an as-converted basis (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. As of May 21, 2015, except as set forth in this Section 4.05 and except for changes since such date resulting from the exercise of Company Stock Options or the settlement of Company RSUs, in each case outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other ownership interests in the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries has sponsored an employee stock purchase plan. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Company Securities.

(c) The shares of Company Surviving Corporation Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 4.06 Subsidiaries. (a) Each Subsidiary of the Company is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation or organization, except where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company 10-K identifies, as of its filing date, all “significant subsidiaries” (as defined under Rule 1-02(w) of Regulation S-X promulgated pursuant to the 1934 Act) of the Company (each, a “Significant Subsidiary”) and their respective jurisdictions of organization.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company, are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(c) Section 4.06(c) of the Company Disclosure Schedule lists, as of the date of this Agreement, each Person other than a Subsidiary of the Company in which the Company owns, directly or indirectly, any shares of capital stock or other voting securities or other ownership interests, other than (i) publicly traded securities held for investment which do not exceed 5% of the outstanding securities of any Person and (ii) securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee or other fiduciary in such capacity under any such employee benefit plan (each, a “Company Investment”). All of the capital stock or other voting securities of or other ownership interests in each Company Investment that are owned, directly or indirectly, by the Company, are owned by the Company or a Subsidiary of the Company free and clear of all Liens and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other voting securities or other ownership interests), except Liens under Applicable Law and restrictions on transfer set forth in the agreements governing any such Company Investment.

Section 4.07 SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the 1934 Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2012 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (or as of the date of any amendment filed prior to the date hereof), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing), each Company SEC Document filed or furnished pursuant to the 1934 Act did not, and each Company SEC Document filed or furnished subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are reasonably effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f) The Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent prior to the date hereof a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2012.

(g) Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.

(h) The Company is in compliance, and has complied, in each case in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(i) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct.

(j) The Company has delivered or made available to Parent, prior to the date hereof, copies of the documentation creating or governing all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed or were effected by the Company or its Subsidiaries since January 1, 2012.

(k) Since the Company Balance Sheet Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act that has not been disclosed in the Company’s Form 10-K/A filed with the SEC on April 27, 2015.

Section 4.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited consolidated interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09 Disclosure Documents. The information supplied by the Company in writing for inclusion or incorporation by reference in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of New Charter Common Stock issuable as part of the Merger Consideration will be registered with the SEC (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company in writing for inclusion in the joint proxy statement/prospectus, or any amendment or supplement thereto, to be sent to the Company stockholders and Parent stockholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Joint Proxy Statement/Prospectus”) shall not, on the date the Joint Proxy Statement/Prospectus, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or the shareholders of Parent, at the time of the Company Stockholder Approval or at the time of the Parent Stockholder Approval contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or Joint Proxy Statement/Prospectus based upon information furnished by Parent or Merger Subsidiary or any of their respective representatives or advisors in writing specifically for use or incorporation by reference therein.

Section 4.10 Absence of Certain Changes. (a) From the Company Balance Sheet Date through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of clause (b), (e), (f), (g), (h), (i), (l), (m), (o), (p) or (t) (as it relates to clauses (b), (e), (f), (g), (h), (i), (l), (m), (o) or (p)) of Section 6.01.

Section 4.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date;

(c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and

(d) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Compliance with Laws and Court Orders; Governmental Authorizations. (a) The Company and each of its Subsidiaries is and since January 1, 2013 has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or to materially interfere with or delay the consummation of the Merger. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that, as of the date hereof, seeks to materially interfere with or delay the consummation of the Merger.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has all Governmental Authorizations necessary for the ownership and operation of its businesses and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) is and since January 1, 2012 has been in compliance with the terms of all Governmental Authorizations and (ii) has not received written notice from any Governmental Authority alleging any conflict with or breach of any Governmental Authorization.

Section 4.13 Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any other Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties may be affected before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by any Governmental Authority or arbitrator, that (i) would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) as of the date hereof, seeks to materially interfere with or delay the consummation of the Merger.

Section 4.14 Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries, have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, subject to Permitted Liens, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

Section 4.15 Intellectual Property. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries is the owner of the Owned Intellectual Property Rights and holds all right, title and interest in and to all Owned Intellectual Property Rights and the Company’s or its applicable Subsidiary’s rights under all Licensed Intellectual Property Rights, in each case free and clear of any Lien (other than any Permitted Lien) and (ii) the Company and its Subsidiaries own or have a valid and enforceable license to use all Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has infringed, induced or contributed to the infringement of, misappropriated or otherwise violated any Intellectual Property Right of any Person and (ii) there is no claim, action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries or any of their respective present or former officers, directors or employees (A) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights, (B) alleging that any Owned Intellectual Property Right or Licensed Intellectual Property Right is invalid or unenforceable, or (C) alleging that the use of any of the Owned Intellectual Property Rights or Licensed Intellectual Property Rights or any services provided, processes used or products manufactured, used, imported or sold by the Company or any of its Subsidiaries do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any Person.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect the Owned Intellectual Property Rights and the Company’s and its applicable Subsidiary’s interest in any Licensed Intellectual Property Rights, including all Intellectual Property Rights of the Company the value of which to the Company is contingent upon maintaining the confidentiality thereof, (ii) none of the material Owned Intellectual Property Rights have been adjudged invalid or unenforceable in whole or part, and to the knowledge of the Company, all issued or registered Owned Intellectual Property Rights are valid and enforceable in all material respects, and (iii) to the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform in a manner that permits the Company and each of its Subsidiaries to conduct its business as currently conducted, and (ii) the Company and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and to the knowledge of the Company, no Person has gained unauthorized access to the IT Assets (or the information and transactions stored or contained therein or transmitted thereby).

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have at all times complied with all Applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of its operations, and (ii) no claims have been asserted or threatened against the Company or any of its Subsidiaries (and to the knowledge of the Company, no such claims are likely to be asserted or threatened) by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such Applicable Laws.

Section 4.16 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) each income or franchise Tax Return and each other material Tax Return required to be filed with any Taxing Authority by the Company or any of its Subsidiaries has been filed when due and is true and complete in all material respects;

(ii) the Company and each of its Subsidiaries has timely paid to the appropriate Taxing Authority all Taxes shown as due and payable on all Tax Returns that have been so filed;

(iii) the accruals and reserves with respect to Taxes as set forth on the Company Balance Sheet are adequate (as determined in accordance with GAAP);

(iv) adequate accruals and reserves (as determined in accordance with GAAP) have been established for Taxes attributable to taxable periods (or portions thereof) from the Company Balance Sheet Date;

(v) there is no action, suit, investigation, proceeding or audit pending or, to the Company’s knowledge, threatened against or with respect to the Company or any of its Subsidiaries in respect of any material Tax; and

(vi) there are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due or being contested in good faith (and, in either case, which have been disclosed on Section 4.16(a)(vi) of the Company Disclosure Schedule) or for which adequate accruals or reserves have been established on the Company Balance Sheet.

(b) Under the Tax Sharing Agreement with Time Warner Inc. (“TWX”), the Company is not responsible for income and franchise taxes for taxable periods prior to and including March 31, 2003. The Company was part of the TWX federal consolidated tax return through March 12, 2009.

(c) During the two-year period ending on the date hereof, none of the Subsidiaries of the Company was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(d) (i) Other than the Tax Sharing Agreement with TWX, neither the Company nor any of its Subsidiaries is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time and (ii) neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or TWX).

(e) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).

(f) No jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns has asserted that the Company or any of its Subsidiaries is or may be liable for Tax in that jurisdiction.

(g) None of the Subsidiaries of the Company owns any Company Stock.

Section 4.17 Employees and Employee Benefit Plans. (a) Section 4.17(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment contract, material severance contract or plan and each other material plan or agreement providing for compensation, bonuses, profit-sharing, equity compensation or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any current or former employee, director or other independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, other than a Multiemployer Plan. As soon as reasonably practicable after the date hereof, but in no event more than sixty days after the date hereof, copies of such plans and any Multiemployer Plan (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof will be furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust and the most recent Internal Revenue Service determination letter for any such plan, to the extent applicable. Such plans (disregarding all materiality qualifiers in this Section 4.17(a)), including Company International Plans but not any Multiemployer Plan, are referred to collectively herein as the “Company Plans.”

(b) No Company Plan (for the avoidance of doubt, other than any Multiemployer Plan) that is subject to Title IV of ERISA (each, a “Title IV Plan”) has any unfunded liabilities as of the date of this Agreement. The aggregate underfunded or unfunded, as applicable, liability for all Company Plans that are “excess benefit plans” (as defined in Section 3(36) of ERISA) or that provide deferred compensation (including, for this purpose, any analogous Company International Plans), computed using the actuarial assumptions used for the purposes of determining any liability under such Company Plan for purposes of the Company SEC Documents, is not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its ERISA Affiliates has incurred any liability on account of a “complete withdrawal” or a “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any “multiemployer plan” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”) and, to the Company’s knowledge, no circumstances exist that would reasonably be expected to give rise to any such withdrawal (including as a result of the transactions contemplated by this Agreement). Neither the Company nor any of its ERISA Affiliates has received notice of any Multiemployer Plan’s (i) failure to satisfy the minimum funding requirements of Section 412 of the Code or application for or receipt of a waiver of such minimum funding requirements, (ii) “endangered status” or “critical status” (within the meaning of Section 432 of the Code) or (iii) insolvency, “reorganization” (within the meaning of Section 4241 of ERISA) or proposed or, to the Company’s knowledge, threatened termination. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions, surcharges and premium payments owed by the Company and its ERISA Affiliates with respect to each Multiemployer Plan have been paid when due.

(d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter. Each Company Plan (for the avoidance of doubt, other than a Multiemployer Plan) has been established and operated in compliance with its terms and with all Applicable Laws, including ERISA and the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as disclosed in Section 4.17(e) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, director or other independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Plan. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual, including under Section 409A or 4999 of the Code.

(f) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees, directors or other independent contractors of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(g) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in participation or coverage under, a Company Plan which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Company Plan before any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan that covers former or current employees, directors or other independent contractors of the Company or any of its Subsidiaries who are located primarily outside of the United States (a “Company International Plan”) (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Effective Time, Parent and its Subsidiaries will receive the full benefit of any funds, accruals and reserves under the Company International Plans.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Person has been treated as an independent contractor of the Company or any of its Subsidiaries for tax purposes, or for purposes of exclusion from any Company Plan, who should have been treated as an employee for such purposes.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Collective Bargaining Agreement and there are no grievances or arbitrations outstanding thereunder, and (ii) there are no formal organizational campaigns, corporate campaigns, petitions, demands for recognition via card-check or, to the knowledge of the Company, other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice charges, grievances, pending arbitrations or other complaints or union representation questions before the National Labor Relations Board or other labor board of Governmental Authority that would reasonably be expected to affect the employees of the Company and its Subsidiaries.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no current or, to the knowledge of the Company, threatened strikes, slowdowns or work stoppages, and no such strike, slowdown or work stoppage has occurred within the three years preceding the date hereof.

Section 4.18 Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Company, is threatened in relation to the Company or any of its Subsidiaries that relates to or arises out of any Environmental Law, Environmental Permit or Hazardous Substance.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are and at all times have been in compliance with all Environmental Laws and all Environmental Permits.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law, Environmental Permit or Hazardous Substance (including any such liability or obligation retained or assumed by contract or by operation of law).

(d) The consummation of the transactions contemplated hereby requires no filings to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act or the “Connecticut Property Transfer Law” (Sections 22a-134 through 22-134e of the Connecticut General Statutes).

Section 4.19 Material Contracts. (a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to or bound by, whether in writing or not, any contract, arrangement, commitment or understanding that:

(i) (A) contains any material exclusivity or similar provision (including with respect to any Intellectual Property Rights) that is binding on the Company or any of its Subsidiaries (or, after the Effective Time, purportedly New Charter or any of its Subsidiaries) or (B) otherwise limits or restricts in any material respect the Company or any of its Subsidiaries (or, after the Effective Time, purportedly New Charter or any of its Subsidiaries) from (1) engaging or competing in any material line of business in any location or with any Person, (2) selling any products or services of or to any other Person or in any geographic region or (3) obtaining products or services from any Person;

(ii) includes (A) any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company to a Third Party, (B) any arrangement whereby the Company grants any right of first refusal or right of first offer or similar right to a Third Party or (C) any arrangement between the Company and a Third Party that limits or purports to limit in any respect the ability of the Company or its Subsidiaries (or, after the Effective Time, purportedly New Charter or any of its Subsidiaries) to own, operate, sell, license, transfer, pledge or otherwise dispose of any material assets or business, in each case of clauses (A), (B) and (C), that is material to the Company and its Subsidiaries, taken as a whole;

(iii) is a joint venture, alliance or partnership agreement that either (A) is material to the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to require the Company and its Subsidiaries to make expenditures in excess of $100,000,000 in the aggregate during the 12-month period following the date hereof, but excluding any joint venture, alliance or partnership agreement to which Parent or any of its Subsidiaries is a party;

(iv) is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than those between the Company and its Subsidiaries) relating to indebtedness in an amount in excess of $100,000,000 individually;

(v) is a material interest, rate, currency or other swap or derivative transaction (other than those entered into in the ordinary course of business solely for hedging purposes);

(vi) is an acquisition agreement, asset purchase or sale agreement, stock purchase or sale agreement or other similar agreement pursuant to which (A) the Company reasonably expects that it is required to pay total consideration including assumption of debt after the date hereof to be in excess of $100,000,000 or (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a fair market value or purchase price of more than $100,000,000;

(vii) is a material contract, arrangement, commitment or understanding with the FCC or any other Governmental Authority relating to the operation or construction of Cable Systems that are not fully reflected in the Franchises;

(viii) is an agreement pursuant to which the Company or any of its Subsidiaries manages, operates or provides material services to any Cable Systems that are not, directly or indirectly, wholly owned by the Company (including any agreement pursuant to which the Company or any of its Subsidiaries is required to cause any such Cable Systems to be included in programming service distribution agreements and other similar agreements to which the Company or any of its Subsidiaries are party); or

(ix) is a settlement or similar agreement with any Governmental Authority or order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject involving future performance by the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole;

(each such contract listed in Section 4.19 of the Company Disclosure Schedule and any contract of the Company or any of its Subsidiaries that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than any Company Plan), a “Company Material Contract”).

(b) Except for this Agreement or as listed in Schedule 4.19(b) of the Company Disclosure Schedule, as of the date hereof, none of the Company or any of the Company Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that is to be performed after the date of this Agreement that has not been filed as an exhibit to or incorporated by reference in a Company SEC Document.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid and binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Company Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract.

Section 4.20 Cable System and Subscriber Information. (a) Section 4.20(a) of the Company Disclosure Schedule sets forth a complete list of cable franchise areas in which the Company operates as of April 18, 2015. The Company does not manage or operate any Cable Systems which it does not, directly or indirectly, wholly own, and the Company does not own any Cable Systems that it does not, directly or indirectly, manage and operate.

(b) Section 4.20(b) of the Company Disclosure Schedule sets forth the aggregate number of subscribers by franchise area as of April 18, 2015, as calculated in accordance with the Company’s policy with respect to calculating subscribers as of the Company Balance Sheet Date, including as to disconnects.

Section 4.21 Franchises. (a) The Company has provided to Parent a true and complete list of each Franchise operated by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Cable Systems owned or operated by the Company and its Subsidiaries are in compliance with the applicable Franchises in all material respects and (ii) there are no material ongoing or, to the Company’s knowledge, threatened audits or similar proceedings undertaken by Governmental Authorities with respect to any of the Franchises of the Company or its Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company’s and its Subsidiaries’ Franchises is in full force and effect and a valid request for renewal has been duly and timely filed under Section 626 of the Communications Act, or applicable state franchise renewal provisions, regulations and obligations, with the proper Governmental Authority with respect to each of the Company’s and its Subsidiaries’ Franchises that has expired or will expire within 36 months after the date of this Agreement, (ii) notices of renewal have been filed pursuant to the formal renewal procedures established by Section 626(a) of the Communications Act, or applicable state franchise renewal provisions, regulations and obligations, (iii) there are no applications (other than renewal applications) relating to any of the Company’s or its Subsidiaries’ Franchises pending before any Governmental Authority, (iv) neither the Company nor any of its Subsidiaries has received written notice from any Person that any of its Franchises will not be renewed or that the applicable Governmental Authority has challenged or raised any material objection to or, as of the date hereof, otherwise questioned in any material respect, a request for any such renewal, (v) none of the Company, any of its Subsidiaries or any Governmental Authority has commenced or requested the commencement of an administrative proceeding concerning the renewal of a material Franchise of the Company or its Subsidiaries as provided in Section 626(c)(1) of the Communications Act, or in applicable state franchise renewal provisions, regulations and obligations, and (vi) to the Company’s knowledge, there exist no facts or circumstances that make it reasonably likely that any of the Company’s or its Subsidiaries’ Franchises will not be renewed or extended on commercially reasonable terms.

(c) Neither the Company nor any of its Subsidiaries has made any material commitment, with respect to its Franchises, to any Governmental Authority except (i) as set forth on Section 4.21(c)(i) of the Company Disclosure Schedule and (ii) such other Franchise commitments that (A) are commercially reasonable given the relevant Franchise and locality and (B) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.22 Tax Treatment. Neither the Company nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 4.23 Finders’ Fees. Except for Allen & Company LLC, Centerview Partners LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, copies of whose engagement agreements have been delivered to Parent prior to the date hereof, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.24 Opinion of Financial Advisors. The Board of Directors of the Company has received the separate opinions of Allen & Company LLC, Centerview Partners LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, each a financial advisor to the Company (or, in the case of Centerview Partners LLC, to the independent members of the Board of Directors of the Company), to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Company Merger Consideration is fair from a financial point of view to the holders of Company Stock (other than Parent, Lion Broadband, Lion Interactive and their respective Affiliates).

Section 4.25 Antitakeover Statutes. The Company has taken all action necessary to exempt the First Company Merger, the Second Company Merger, this Agreement, and the transactions contemplated hereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 4.26 Solvency. Immediately prior to the First Company Merger Effective Time, (a) neither the Company nor any of its Subsidiaries will have incurred liabilities (including contingent liabilities) beyond its ability to pay such liabilities as they mature or become due, (b) the then present fair salable value of the consolidated assets of the Company and its Subsidiaries will exceed the amount that will be required to pay their probable consolidated liabilities (including the probable amount and value of all contingent liabilities) and debts as they become absolute and matured, (c) the consolidated assets of the Company and its Subsidiaries, at a fair valuation, will exceed their consolidated liabilities (including the probable amount of all contingent liabilities) and (d) neither the Company nor any of its Subsidiaries will have unreasonably small capital to carry on its business as presently conducted or as proposed to be conducted.

Section 4.27 No Additional Representations. Except for the representations and warranties made by the Company in this Article 4, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated hereby, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Subsidiary, or any of their Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses, or (b) any oral or, except for the representations and warranties made by the Company in this Article 4, written information presented to Parent, Merger Subsidiary or any of their Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding the foregoing, this Section 4.27 shall not limit Parent’s or Merger Subsidiary’s remedies in the case of fraud.

ARTICLE 5

Representations and Warranties of Parent

Subject to Section 11.05, except (a) as disclosed in the Parent SEC Documents (as defined below) filed or furnished by Parent with the SEC since January 1, 2014 and before the date of this Agreement (the “Specified Parent SEC Documents”) or (b) as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01 Corporate Existence and Power. Each of Parent and Merger Subsidiary One is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all Governmental Authorizations required to carry on its business as now conducted, except for those Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of New Charter and Merger Subsidiary Two is a limited liability company duly organized validly existing and in good standing under the laws of its jurisdiction of organization and has all limited liability company powers and all Governmental Authorizations required to carry on its business as now conducted, except for those Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, Parent has delivered or made available to the Company true and complete copies of the certificates of incorporation and bylaws of Parent and the organizational documents of New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three as in effect on the date of this Agreement. Since the date of their respective incorporation or formation, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three have not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02 Corporate Authorization. (a) The execution, delivery and performance by Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three of this Agreement and the consummation by Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three of the transactions contemplated hereby are within the corporate and other organizational powers of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three, as applicable, and, except for (i) the required approval of Parent’s stockholders in connection with the Parent Merger, the New Charter Stock Issuance and the other transactions contemplated hereby (including the Equity Exchange and the Equity Purchase), (ii) the approval of Parent as the sole stockholder of New Charter in connection with the Second Company Merger and New Charter Stock Issuance, and (iii) the approval of New Charter as the sole member of Merger Subsidiary Two in connection with the Parent Merger, have been duly authorized by all necessary corporate and other organizational action on the part of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three. The affirmative vote of a majority of the outstanding shares of Parent Class A Common Stock are the only votes of the holders of Parent Class A Common Stock necessary in connection with the approval of the Parent Merger. The approvals set forth in Section 5.02(a) of the Parent Disclosure Schedule are the only approvals required by the holders of Parent’s capital stock (collectively, the “Parent Stockholder Approval”). Following the First Company Merger Effective Time, no vote or approval of the former holders of capital stock of the Company is required in connection with the other Mergers. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three, enforceable against Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, as of the date of this Agreement, Parent’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Parent and its stockholders, (ii) unanimously approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 7.04, to recommend that Parent’s shareholders grant the Parent Stockholder Approval (such recommendation, the “Parent Board Recommendation”). At a meeting duly called and held or by written consent, as of the date of this Agreement, Merger Subsidiary One’s Board of Directors has unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Parent and its stockholders and unanimously approved and declared advisable this Agreement and the transactions contemplated hereby.

Section 5.03 Governmental Authorization. The execution, delivery and performance by Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three of this Agreement and the consummation by Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to each of the Mergers with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which each of Parent and New Charter is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the Communications Act, (iv) authorizations from state public utility commissions and similar state authorities having jurisdiction over the assets of the Company and its Subsidiaries, (v) compliance with any state statutes or local franchise ordinances and agreements, (vi) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (vii) compliance with any applicable requirements of the NASDAQ and (viii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or materially interfere with or delay the consummation of the Mergers.

Section 5.04 Non-contravention. The execution, delivery and performance by Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three of this Agreement and the consummation by Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation, bylaws or other organizational documents of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two or Merger Subsidiary Three, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), for such as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05 Capitalization. (a) As of the date hereof, the authorized capital stock of Parent consists of (i) 900,000,000 shares of Parent Class A Common Stock, par value $0.001 per share, (ii) 25,000,000 shares of Class B Common Stock, par value $0.001 per share and (iii) 250,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). As of May 20, 2015, (A) 112,018,231 shares of Parent Class A Common Stock were issued and outstanding, respectively, (B) no shares of Class B Common Stock were issued and outstanding, (C) 4,850,693 shares of Parent Class A Common Stock were subject to Parent Stock Options (of which options to purchase an aggregate of 1,554,036 shares of Parent Class A Common Stock were exercisable), (D) Parent Stock Awards with respect to an aggregate of 443,078 shares of Parent Class A Common Stock were issued and outstanding, (E) Parent RSUs with respect to an aggregate of 217,847 shares of Parent Class A Common Stock were issued and outstanding, and (F) no shares of Parent Preferred Stock were issued or outstanding. As of the date hereof, the authorized capital stock of Merger Subsidiary One consists of 15,000,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock, and no shares of common stock were issued and outstanding. There are no membership units or other equity interests of Merger Subsidiary Two or Merger Subsidiary Three other than membership units owned, directly or indirectly, by Parent. All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. All outstanding equity interests of Merger Subsidiary Two and Merger Subsidiary Three have been, and all equity interests that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of Parent, Merger Subsidiary One, Merger Subsidiary Two or Merger Subsidiary Three having the right to vote on an as-converted basis (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent or Merger Subsidiary One or members of Merger Subsidiary Two or Merger Subsidiary Three, respectively, may vote. As of May 20, 2015, except as set forth in this Section 5.05 and, in the case of Merger Subsidiary One, the Contribution Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interests in Parent or Merger Subsidiary One, (ii) securities of Parent or Merger Subsidiary One convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interests in Parent or Merger Subsidiary One, as applicable, (iii) warrants, calls, options or other rights to acquire from Parent or Merger Subsidiary One or other obligation of Parent or Merger Subsidiary One to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in Parent or Merger Subsidiary One or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by Parent or Merger Subsidiary One or their respective Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of or other voting securities of or other ownership interests in Parent or Merger Subsidiary One (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities” with respect to Parent and “Merger Sub One Securities” with respect to Merger Subsidiary One). As of May 20, 2015, except as set forth in this Section 5.05, there are no issued, reserved for issuance or outstanding (A) equity interests or other voting securities of or other ownership interests in Merger Subsidiary Two or Merger Subsidiary Three, (B) securities of Merger Subsidiary Two or Merger Subsidiary Three convertible into or exchangeable for equity interests or other voting securities of or other ownership interests in Merger Subsidiary Two or Merger Subsidiary Three, (C) warrants, calls, options or other rights to acquire from Merger Subsidiary Two or Merger Subsidiary Three or other obligation of Merger Subsidiary Two or Merger Subsidiary Three to issue, any equity interests, voting securities or securities convertible into or exchangeable for equity interests or other voting securities of or other ownership interests Merger Subsidiary Two or Merger Subsidiary Three or (D) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by Merger Subsidiary Two, Merger Subsidiary Three or its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any equity interests of or other voting securities of or other ownership interests in Merger Subsidiary Two or Merger Subsidiary Three (the items in clauses (A) through (D) being referred to collectively as the “Merger Sub Two and Three Securities”). There are no outstanding obligations of Parent, Merger Subsidiary One, Merger Subsidiary Two or Merger Subsidiary Three or any of their respective Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities, Merger Sub One Securities or Merger Sub Two and Three Securities, respectively and as applicable. None of Parent, Merger Subsidiary One, Merger Subsidiary Two or Merger Subsidiary Three has sponsored an employee stock purchase plan. Except for the agreements filed with the SEC prior to the date hereof, none of Parent, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three or any of their respective Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any Parent Securities, Merger Sub One Securities or Merger Sub Two and Three Securities, respectively.

(c) The shares of New Charter Common Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06 Subsidiaries. (a) Each Subsidiary of Parent is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation or organization, except where the failure to be so incorporated, organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent 10-K identifies, as of its filing date, all Significant Subsidiaries of Parent and their respective jurisdictions of organization.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of Parent, are owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by Parent or its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

Section 5.07 SEC Filings and the Sarbanes-Oxley Act. (a) Parent has filed with or furnished to the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the 1934 Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent since January 1, 2012 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (or as of the date of any amendment filed prior to the date hereof), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed or furnished pursuant to the 1934 Act did not, and each Parent SEC Document filed or furnished subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

(e) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are reasonably effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the 1934 Act.

(f) Parent and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Parent has made available to the Company prior to the date hereof a summary of any such disclosure made by management to Parent’s auditors and audit committee since January 1, 2012.

(g) Neither Parent nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent in violation of Section 402 of the Sarbanes-Oxley Act.

(h) Parent is in compliance, and has complied, in each case in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(i) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NASDAQ, and the statements contained in any such certifications are complete and correct.

(j) Parent has delivered or made available to the Company, prior to the date hereof, copies of the documentation creating or governing all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed or were effected by the Parent or its Subsidiaries since January 1, 2012.

(k) Since the Parent Balance Sheet Date, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act that has not been disclosed in the Parent SEC Documents.

Section 5.08 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (including all related notes and schedules thereto) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited consolidated interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.09 Disclosure Documents. The information supplied by Parent in writing for inclusion or incorporation by reference in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent in writing for inclusion in the Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or the shareholders of Parent, at the time of the Company Stockholder Approval or at the time of the Parent Stockholder Approval contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or Joint Proxy Statement/Prospectus based upon information furnished by the Company or any of its representatives or advisors in writing specifically for use or incorporation by reference therein.

Section 5.10 Absence of Certain Changes. From the Parent Balance Sheet Date through the date of this Agreement: (a) the business of Parent and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects; and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Parent Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Parent Balance Sheet Date;

(c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby; and

(d) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12 Compliance with Laws and Court Orders; Governmental Authorizations. (a) Parent and each of its Subsidiaries is and since January 1, 2013 has been in compliance with, and to the knowledge of Parent is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or to materially interfere with or delay the consummation of the Mergers. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against Parent or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that, as of the date hereof, seeks materially interfere with or delay the consummation of the Mergers.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of their businesses and each such Governmental Authorization is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries (i) are and since January 1, 2012 have been in compliance with the terms of all Governmental Authorizations and (ii) have not received written notice from any Governmental Authority alleging any conflict with or breach of any Governmental Authorization.

Section 5.13 Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries or any other Person for whom Parent or any of its Subsidiaries may be liable or any of their respective properties may be affected before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by any Governmental Authority or arbitrator that (i) would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) as of the date hereof, seeks to materially interfere with or delay the consummation of the Mergers.
Section 5.14 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) (i) Each income or franchise Tax Return and each other material Tax Return required to be filed with any Taxing Authority by Parent or any of its Subsidiaries has been filed when due and is true and complete in all material respects;

(ii) Parent and each of its Subsidiaries has timely paid to the appropriate Taxing Authority all Taxes shown as due and payable on all Tax Returns that have been so filed;

(iii) the accruals and reserves with respect to Taxes as set forth on the Parent Balance Sheet are adequate (as determined in accordance with GAAP);

(iv) adequate accruals and reserves (as determined in accordance with GAAP) have been established for Taxes attributable to taxable periods (or portions thereof) from the Parent Balance Sheet Date;

(v) there is no action, suit, investigation, proceeding or audit pending or, to Parent’s knowledge, threatened against or with respect to Parent or any of its Subsidiaries in respect of any material Tax; and

(vi) there are no Liens for material Taxes on any of the assets of Parent or any of its Subsidiaries other than Liens for Taxes not yet due or being contested in good faith (and, in either case, which have been disclosed on Section 5.14(a)(vi) of the Parent Disclosure Schedule) or for which adequate accruals or reserves have been established on the Parent Balance Sheet.

(b) The income and franchise Tax Returns of Parent and its Subsidiaries through the Tax year ended 2010 have been examined and the examinations have been closed or are Tax Returns with respect to which the applicable period for assessment, after giving effect to extensions or waivers, has expired. The federal Tax Returns have been examined and the applicable federal statute of limitations (including extensions) have expired for Tax years through 2005.

(c) During the two-year period ending on the date hereof, none of the Subsidiaries of Parent was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(d) (i) Neither Parent nor any of its Subsidiaries is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among Parent and its Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time and (ii) neither Parent nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent).

(e) Neither Parent nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1).

(f) No jurisdiction in which Parent or any of its Subsidiaries does not file Tax Returns has asserted that Parent or any of its Subsidiaries is or may be liable for Tax in that jurisdiction.

(g) Merger Subsidiary Two is and has been since its formation treated as a disregarded entity for both state and federal income Tax purposes, and none of Parent nor any of its Subsidiaries, including Merger Subsidiary Two has filed any affirmative election to the contrary, including pursuant to Treasury Regulations Section 301.7701-3.

Section 5.15 Employees and Employee Benefit Plans.

(a) Section 5.15(a) of the Parent Disclosure Schedule contains a correct and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment contract, material severance contract or plan and each other material plan or agreement providing for compensation, bonuses, profit-sharing, equity compensation or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by Parent or any ERISA Affiliate and covers any current or former employee, director or other independent contractor of Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any liability, other than a Multiemployer Plan. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to the Company together with the most recent annual report (Form

5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust and the most recent Internal Revenue Service determination letter for any such plan, to the extent applicable. Such plans (disregarding all materiality qualifiers in this Section 5.15(a)), excluding any Multiemployer Plan, are referred to collectively herein as the “Parent Plans.”

(b) No Parent Plan (for the avoidance of doubt, other than any Multiemployer Plan) that is subject to Title IV of ERISA has any unfunded liabilities as of the date of this Agreement. The aggregate underfunded or unfunded, as applicable, liability for all Parent Plans that are “excess benefit plans” (as defined in Section 3(36) of ERISA) or that provide deferred compensation, computed using the actuarial assumptions used for the purposes of determining any liability under such Parent Plan for purposes of the Parent SEC Documents, is not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its ERISA Affiliates has incurred any liability on account of a “complete withdrawal” or a “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan and, to Parent’s knowledge, no circumstances exist that would reasonably be expected to give rise to any such withdrawal (including as a result of the transactions contemplated by this Agreement). Neither Parent nor any of its ERISA Affiliates has received notice of any Multiemployer Plan’s (i) failure to satisfy the minimum funding requirements of Section 412 of the Code or application for or receipt of a waiver of such minimum funding requirements, (ii) “endangered status” or “critical status” (within the meaning of Section 432 of the Code) or (iii) insolvency, “reorganization” (within the meaning of Section 4241 of ERISA) or proposed or, to Parent’s knowledge, threatened termination. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all contributions, surcharges and premium payments owed by Parent and its ERISA Affiliates with respect to each Multiemployer Plan have been paid when due.

(d) Each Parent Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter. Each Parent Plan (for the avoidance of doubt, other than a Multiemployer Plan) has been established and operated in compliance with its terms and with all Applicable Laws, including ERISA and the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee, director or other independent contractor of Parent or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of material compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Parent Plan. Neither Parent nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of Parent or any of its Subsidiaries for any Tax incurred by such individual, including under Section 409A or 4999 of the Code.

(f) Neither Parent nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees, directors or other independent contractors of Parent or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(g) There has been no amendment to, written interpretation or announcement (whether or not written) by Parent or any of its Affiliates relating to, or change in participation or coverage under, a Parent Plan which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(h) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of Parent, threatened against or involving, any Parent Plan before any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Person has been treated as an independent contractor of Parent or any of its Subsidiaries for tax purposes, or for purposes of exclusion from any Parent Plan, who should have been treated as an employee for such purposes.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) none of Parent or any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Collective Bargaining Agreement and there are no grievances or arbitrations outstanding thereunder, and (ii) there are no formal organizational campaigns, corporate campaigns, petitions, demands for recognition via card-check or, to the knowledge of Parent, other unionization activities seeking recognition of a bargaining unit at Parent or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no unfair labor practice charges, grievances, pending arbitrations or other complaints or union representation questions before the National Labor Relations Board or other labor board of Governmental Authority that would reasonably be expected to affect the employees of Parent and its Subsidiaries.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no current or, to the knowledge of Parent, threatened strikes, slowdowns or work stoppages, and no such strike, slowdown or work stoppage has occurred within the three years preceding the date hereof.

Section 5.16 Franchises. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) the Cable Systems owned or operated by Parent and its Subsidiaries are in compliance with the applicable Franchises in all material respects and (b) there are no material ongoing or, to Parent’s knowledge, threatened audits or similar proceedings undertaken by Governmental Authorities with respect to any of the Franchises of Parent or its Subsidiaries.

Section 5.17 Tax Treatment. Neither Parent nor New Charter, nor any of their respective Affiliates, has taken or agreed to take any action or is aware of any fact or circumstance that would prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 5.18 Certain Agreements.

(a) Prior to the date hereof, Parent has provided to the Company or has filed with or furnished to the SEC true, correct and complete copies of all agreements between or among Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three or any of their respective Subsidiaries, on the one hand, and Liberty Broadband Corporation, Liberty Interactive Corporation, John Malone or any of their respective Affiliates, on the other hand, and any amendments, modifications or waivers thereof, in each case excluding any programming agreements and any other commercial agreements negotiated on an arms-length basis.

(b) As of the date hereof, except as provided to the Company in accordance with Section 5.18(a), neither Parent nor any of its Subsidiaries is a party to any agreement, arrangement or understanding (whether written or oral) with any Person (other than Parent’s Representatives in such capacity) with respect to any possible transaction involving the acquisition of the Company, or any of the Company’s material assets, other than the Bright House Transactions, the Equity Purchase and the Equity Exchange.

Section 5.19 Finders’ Fees. Except for Goldman, Sachs & Co. and LionTree LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.20 Opinion of Financial Advisors. Parent’s Board of Directors has received the separate opinions of Goldman, Sachs & Co. and LionTree LLC, each a financial advisor to Parent, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, (a) the Parent Merger Exchange Ratio is fair from a financial point of view to the holders of Parent Class A Common Stock (excluding certain holders) and (b) the Merger Consideration is fair, from a financial point of view, to Parent, respectively.

Section 5.21 Financial Ability. Parent has delivered to the Company a true, complete and correct copy of executed commitment letters, dated as of May 23, 2015, and the executed fee letters related thereto dated as of May 23, 2015 (in the case of such fee letters, with only fee amounts and certain economic terms (none of which would adversely affect the aggregate amount (other than in respect of upfront fees) or availability of the Debt Financing if so exercised by the lenders party thereto) redacted) (in each case, as the same may be amended or replaced in accordance with Section 8.12, and including all exhibits, schedules and annexes attached to any of the foregoing, the “Debt Commitment Letter”) from the Financing Sources party thereto, pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Sources have committed to provide the amount of debt financing stated therein for the purpose of funding the transactions contemplated by this Agreement (collectively, the “Debt Financing”).

(a) Subject to the satisfaction of the conditions set forth in Section 9.01 and Section 9.02, as of the Closing Date, Parent or New Charter shall have, or have available to either of them, sufficient funds to pay the Company Cash Consideration, to pay all other cash amounts payable to the holders of shares of Company Stock upon consummation of the First Company Merger in accordance with the terms hereof and to pay all fees and expenses in connection with the transactions contemplated hereby (the “Required Payment Amount”).

(b) Other than as expressly set forth in the Debt Commitment Letter, there are no other agreements, side letters, arrangements or understandings (except for customary fee credit letters and engagement letters, in each case associated with the Debt Financing, each of which does not (i) impair the enforceability of the Debt Commitment Letter, (ii) reduce the aggregate amount of the Debt Financing, (iii) impose new or additional conditions precedent to the Debt Financing or (iv) otherwise adversely expand, amend or modify any of the conditions precedent to the Debt Financing) relating to the financing of the Required Payment Amount. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, except as set forth in the Debt Commitment Letter in the form so delivered to the Company as of the date hereof.

(c) The Debt Commitment Letter in the form so delivered to the Company is in full force and effect and represents the legally valid and binding obligation of Parent and, to the knowledge of Parent, each of the other parties thereto, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles). As of the date hereof, the Debt Commitment Letter has not been withdrawn, rescinded or terminated or otherwise amended, restated, modified or waived in any respect, and no such withdrawal, rescission, termination, amendment, restatement, modification or waiver is contemplated. Parent is not in breach of any of the terms or conditions set forth in the Debt Commitment Letter and, as of the date hereof and to the knowledge of Parent, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, no Financing Source has notified Parent of its intention to terminate the Debt Commitment Letter or not to provide the Debt Financing. Parent has paid in full any and all commitment or other fees or other amounts that are required to be paid in connection with the Debt Financing on or prior to the date hereof.

Section 5.22 Antitakeover Statutes. Parent has taken all action necessary to exempt the Second Company Merger, the Parent Merger, this Agreement, and the transactions contemplated hereby from Section 203 of Delaware Law and any similar provisions contained in its certificate of incorporation, and, accordingly, neither such Section nor any other antitakeover or similar statute, regulation or provision of its certificate of incorporation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 5.23 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated by this Agreement, the payment of the aggregate Merger Consideration, any fees and expenses of or payable by Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three, the Company Surviving Corporation, Merger Subsidiary Two Surviving Entity, or Parent Surviving Entity, any related repayment or refinancing of any indebtedness of the Company or any of its Subsidiaries and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement), (a) none of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three, Company Surviving Corporation, Merger Subsidiary Two Surviving Entity, or Parent Surviving Entity or any of their respective Subsidiaries will have incurred liabilities (including contingent liabilities) beyond its ability to pay such liabilities as they mature or become due, (b) the then present fair salable value of the assets of each of New Charter, Merger Subsidiary Two Surviving Entity, Parent Surviving Entity and each of their respective Subsidiaries will exceed the amount that will be required to pay its respective probable liabilities (including the probable amount and value of all contingent liabilities) and its respective debts as they become absolute and matured, (c) the assets of each of New Charter, Merger Subsidiary Two Surviving Entity, Parent Surviving Entity and each of their respective Subsidiaries, in each case at a fair valuation, will exceed its respective liabilities (including the probable amount of all contingent liabilities) and (d) none of New Charter, Merger Subsidiary Two Surviving Entity, Parent Surviving Entity or any of their respective Subsidiaries will have unreasonably small capital to carry on its business as presently conducted or as proposed to be conducted.

Section 5.24 No Additional Representations. Except for the representations and warranties made by Parent in this Article 5, none of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two or Merger Subsidiary Three or any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated hereby, and each of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two or Merger Subsidiary Three or any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Subsidiaries or their respective businesses, or (b) any oral or, except for the representations and warranties made by Parent in this Article 5, written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Notwithstanding the foregoing, this Section 5.24 shall not limit the Company’s remedies in the case of fraud.

ARTICLE 6

Covenants of the Company

The Company agrees that:

Section 6.01 Conduct of the Company. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Schedule, as consented to in writing by Parent, as contemplated by or reasonably necessary to implement the Company Operating Plan (or, with respect to any initiative therein, reallocations among line items within such initiative that are not in the aggregate more burdensome to the Company in any material respect) or as required by Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its business organization, (ii) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, and (iii) maintain its existing relationships with its material customers, lenders, suppliers and others having material business relationships with it and with Governmental Authorities with jurisdiction over the Company’s operations. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Schedule, as consented to in writing by Parent (solely in the case of the following clauses (d), (e), (f), (g), (h), (i), (j) and (p), such consent not to be unreasonably withheld, conditioned or delayed), as contemplated by or reasonably necessary to implement the Company Operating Plan (or, with respect to any initiative therein, reallocations among line items within such initiative that are not in the aggregate more burdensome to the Company in any material respect) or as required by Applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for (i) dividends by any of its wholly owned Subsidiaries, (ii) regular quarterly cash dividends with customary record and payment dates on the shares of the Company Stock not in excess of $0.75 per share per quarter, (iii) repurchases of shares of Company Stock in the ordinary course of business consistent with past practices (including as to volume) at then prevailing market prices pursuant to the Company’s share repurchase program as in effect from time to time and (iv) acquisitions, or deemed acquisitions, of Company Stock in connection with (A) the payment of the exercise price of Company Stock Options with Company Stock (including in connection with “net exercises”) and (B) required Tax withholding in connection with the exercise of Company Stock Options and the vesting or settlement of Company RSUs, in each case, to the extent such Company Stock Options and Company RSUs are outstanding on the date of this Agreement (and in such case, in accordance with their terms on the date of this Agreement) or are issued or granted after the date of this Agreement as permitted by Section 6.01(c)(i)(B);

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than (A) the issuance of any shares of the Company Stock upon (x) the exercise of Company Stock Options or (y) upon the settlement of any Company RSUs; and (B) annual director equity grants made in accordance with this Agreement; (C) equity grants to new hires or promoted employees in the ordinary course of business consistent with past practice; and (D) the grant of Company RSUs contemplated by Section 7.09 of the Company Disclosure Schedule, and in the case of grants under clauses (B), (C) and (D), provided that such grants shall be made on terms and conditions used by the Company with respect to Company RSUs in the ordinary course of business consistent with past practice and such other terms and conditions as set forth on Section 7.09 of the Company Disclosure Schedule, or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those as may be contemplated by the plan described in Section 6.01(d) of the Company Disclosure Schedule and (ii) any other capital expenditures not to exceed $200,000,000 in the aggregate in any twelve-month period;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies and materials in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (ii) pursuant to contracts or arrangements in effect on the date hereof, (iii) leases or subleases under which the Company or one of its Subsidiaries is the tenant entered into in the ordinary course of business and (iv) acquisitions with a purchase price (including assumed indebtedness) that does not exceed $100,000,000 in the aggregate;

(f) sell, license, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales of assets, securities, properties, interests or business with a sale price (including any related assumed indebtedness) that does not exceed $100,000,000 in the aggregate, (iii) pursuant to contracts or arrangements in effect on the date hereof, (iv) leases or subleases under which the Company or one of its Subsidiaries is the lessor entered into in the ordinary course of business, or (v) Permitted Liens;

(g) other than in connection with actions permitted by Section 6.01(d) or (e) or as required by existing agreements set forth on Section 4.06(c) of the Company Disclosure Schedule, make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) in the ordinary course of business consistent with past practice, (ii) investments or capital contributions that are made alongside Parent or any of its Affiliates or (iii) loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of the Company;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof or issue or sell any debt securities, except for (i) indebtedness under any of the agreements set forth in Section 6.01(h)(i) of the Company Disclosure Schedule, (ii) up to $2,000,000,000 of indebtedness to refinance on market terms any indebtedness existing on the date hereof that is maturing within twelve months of such refinancing (which amount shall be reduced by any such refinanced indebtedness incurred under the immediately preceding clause (i)), (iii) guarantees by the Company of indebtedness of any wholly owned Company Subsidiary or (iv) any commercial paper issued in the ordinary course of business;

(i) (i) other than in the ordinary course of business, enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries from engaging or competing in any line of business, in any location or with any Person or (ii) enter into any agreement or arrangement that limits or otherwise restricts in any material respect any upstream Affiliates of the Company following consummation of the Mergers from engaging or competing in any line of business, in any location or with any Person;

(j) other than in the ordinary course of business, (i) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Company Material Contract or waive, release or assign any material rights, claims or benefits under any Company Material Contract, (ii) enter into any contract or agreement that would have been a Company Material Contract had it been entered into prior to the date of this Agreement or (iii) enter into, amend, modify or terminate any programming service distribution agreement;

(k) without prior consultation with Parent, (i) recognize any material new union, works council or other similar employee representative, except as required by Applicable Law, or (ii) enter into any material Collective Bargaining Agreement, or renew or enter into any material mid-term modification (excluding resolutions of grievances relating to or interpretations of a Collective Bargaining Agreement) of any existing Collective Bargaining Agreement;

(l) except as set forth on Section 7.09 of the Company Disclosure Schedule, grant to any director or officer (as such terms are used for purposes of Section 16 of the 1934 Act) of the Company any increase in change in control, severance, retention or termination pay (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), other than any increase in a severance benefit arising directly from an increase in annual salary or annual cash bonus opportunity (for the avoidance of doubt, excluding the 2015 Supplemental Bonus Opportunity) to the extent such increase is permitted by this Agreement;

(m) except as set forth on Section 7.09 of the Company Disclosure Schedule, (i) increase the annual salary of any employee of the Company or any of its Subsidiaries who holds the title of Executive Vice President or greater by more than 5% in the aggregate in any fiscal year, except as required by the terms of any existing agreement or (ii) increase the cash bonus opportunity of any employee of the Company or any of its Subsidiaries who holds the title of Executive Vice President or greater;

(n) except as set forth on Section 7.09 of the Company Disclosure Schedule, (i) other than as required by an existing agreement, adopt or amend any cash bonus plan or other variable compensation plan with a performance measurement period of greater than 12 months (excluding any period principally relating to an employee’s obligation to be employed on the payment date), (ii) establish or adopt any Title IV Plan, “excess benefit plan”, deferred compensation plan, severance or change in control plan or employee benefit plan that provides post-retirement health, medical, life insurance or death benefits to retired, current or former employees, directors or consultants of the Company or any of its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code, unless such establishment or adoption occurs as part of an acquisition of any other company or business that is permitted or consented to under this Agreement, (iii) fail to continue to make all contributions required to be made to any Company Plan that is a Title IV Plan (for the avoidance of doubt, other than a Multiemployer Plan) under ERISA, the Code and Applicable Law or (iv) amend the benefit formula under any Company Plan that is a Title IV Plan (for the avoidance of doubt, other than any Multiemployer Plan) to increase the benefit accrual applicable to any participant or beneficiary thereof under such Company Plan;

(o) change the Company’s methods of financial accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(p) without limiting Section 8.10, settle, or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries or (B) any stockholder litigation or dispute against the Company or any of its officers or directors, except, in each case, where the sum of (x) any amount paid in settlement or compromise plus (y) the financial impact to the Company and its Subsidiaries of any other terms of the settlement or compromise does not exceed $100,000,000 (after giving effect to any reasonably expected indemnification proceeds);

(q) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any Significant Subsidiary of the Company;

(r) knowingly and intentionally take any action that would reasonably be expected to make any representation or warranty of the Company hereunder inaccurate in any material respect at, or immediately prior to, the Effective Time;

(s) take the action set forth on Section 6.01 of the Company Disclosure Schedule (it being understood and agreed that the exceptions contained in the lead-in to this Section 6.01 shall not apply with respect to this Section 6.01(s)); or

(t) agree, resolve or commit to do any of the foregoing.

Section 6.02 Company Stockholder Meeting. The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable after the date of this Agreement (but in no event later than 40 days after the Registration Statement is declared effective under the 1933 Act) for the purpose of voting on the approval and adoption of this Agreement and the Company Mergers. In connection with the Company Stockholder Meeting, the Board of Directors of the Company shall (i) subject to Section 6.03, (1) recommend approval and adoption of this Agreement and the Company Mergers and the other transactions contemplated hereby by the Company’s stockholders and (2) use its reasonable best efforts to obtain the Company Stockholder Approval and (ii) otherwise comply with all legal requirements applicable to such meeting. Without limiting the generality of the foregoing, unless this Agreement has terminated in accordance with its terms, this Agreement and the Company Mergers shall be submitted to the

Company’s stockholders at the Company Stockholder Meeting whether or not (x) the Company’s Board of Directors shall have effected a Company Adverse Recommendation Change or (y) any Company Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting; provided that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting (A) if, as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of Company Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting, (B) after consultation with Parent, if the failure to adjourn or postpone the Company Stockholder Meeting would reasonably be expected to be a violation of Applicable Law for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus, (C) after consultation with Parent, for a single period not to exceed ten Business Days, to solicit additional proxies if necessary to obtain the Company Stockholder Approval, or (D) if the Company has delivered to Parent a bona fide notice contemplated by Section 6.03(c), for a maximum of ten Business Days. Parent may require the Company to adjourn, delay or postpone the Company Stockholder Meeting once for a period not to exceed 30 calendar days (but prior to the date that is two Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Company Stockholder Approval. Once the Company has established a record date for the Company Stockholder Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholder Meeting without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), unless required to do so by Applicable Law or the Company’s organizational documents. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Company Mergers) shall be the only matter (other than matters of procedure and matters required by Applicable Law to be voted on by the Company’s stockholders in connection with the approval of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholder Meeting.

Section 6.03 No Solicitation; Other Offers.

(a) General Prohibitions. Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Company Acquisition Proposal, (ii) enter into or participate in any discussions (other than to state that the Company is not permitted to have discussions) or negotiations with any Third Party that is seeking to make, or has made, a Company Acquisition Proposal, (iii) furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, a Company Acquisition Proposal, (iv) make a Company Adverse Recommendation Change, (v) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries unless the Board of Directors of the Company determines after consulting with its outside legal counsel that the failure to waive such provision would be inconsistent with its fiduciary duties under Applicable Law; provided that the Company shall not enforce and hereby waives any provision of any such agreement that would prohibit a Third Party from communicating confidentially a Company Acquisition Proposal to the Company’s Board of Directors, (vi) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law or (vii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Company Acquisition Proposal (other than a confidentiality agreement to the extent contemplated by Section 6.03(b)); provided that (so long as the Company and its Representatives have otherwise complied in all material respects with this Section 6.03) none of the foregoing shall prohibit the Company and its Representatives from, at any time prior to the Company Stockholder Approval, participating in discussions with any Persons or group of Persons who has made a Company Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Company Acquisition Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal, and any such actions shall not be a breach of this Section 6.03(a). It is agreed that any violation of the restrictions on the Company set forth in this Section 6.03 by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.03 by the Company.

(b) Recommendation Exceptions. Notwithstanding Section 6.03(a), but subject to Section 6.03(c) and Section 6.03(d), at any time prior to the Company Stockholder Approval:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement a Company Superior Proposal or a Company Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its outside legal advisors, could reasonably be expected to lead to a Company Superior Proposal by the Third Party making such Company Acquisition Proposal, (B) furnish to such Third Party and its advisors, agents or other intermediaries (including financing sources) non-public information relating to the Company or any of its Subsidiaries pursuant to a customary confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the confidentiality agreement, dated May 23, 2015, between the Company and Parent (the “Confidentiality Agreement”) (it being understood and hereby agreed that such confidentiality agreement need not contain a “standstill” or similar provision that prohibits such Third Party from making any Company Acquisition Proposal, acquiring the Company or taking any other action); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or as promptly as practicable (but no later than 24 hours) after the time it is provided or made available to such Third Party) and (C) take any action required by Applicable Law or that any court of competent jurisdiction orders the Company to take;

(ii) following receipt of a Company Superior Proposal, the Board of Directors of the Company may, subject to compliance with Section 6.03(d), make a Company Adverse Recommendation Change; and

(iii) following a Company Intervening Event, the Board of Directors of the Company may, subject to compliance with Section 6.03(d), make a Company Adverse Recommendation Change involving or relating to such Company Intervening Event;

in each case referred to in the foregoing clauses (i), (ii) and (iii) only if the Board of Directors of the Company determines in good faith, after considering advice from outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law. For purposes of clarification, the taking of any of the actions permitted by Section 6.03(a) and Section 6.03(b)(i) shall not be deemed to be a Company Adverse Recommendation Change.

In addition, nothing contained herein shall prevent the Company or its Board of Directors from (i) complying with Rule 14a-9, Rule 14d-9 or Rule 14e-2(a) and Item 1012(a) of Regulation M-A under the 1934 Act (or making any similar communication to stockholders in connection with any amendment to the terms of a tender offer or exchange offer) so long as any action taken or statement made to so comply is consistent with this Section 6.03 or (ii) disclosing factual information regarding the business, financial condition or results of operations of Parent or the Company or the fact that a Company Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Joint Proxy Statement/Prospectus or otherwise, to the extent the Company in good faith determines that such information, facts, identity or terms is required to be disclosed under Applicable Law or that failure to make such disclosure would be inconsistent with its fiduciary duties under Applicable Law; provided that any such action taken or statement or disclosure made that relates to a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation

Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or disclosure or in connection with such action (except that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the 1934 Act or failure to take a position with respect to a Company Acquisition Proposal governed by the tender offer or exchange offer rules under the 1934 Act until the tenth Business Day after commencement of such Company Acquisition Proposal shall not constitute a Company Adverse Recommendation Change).

(c) Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall, if such action is in connection with a Company Acquisition Proposal, continue to advise Parent on a current basis of the status and terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal, any written indication from a Third Party that such Third Party is considering making a Company Acquisition Proposal or any written request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has indicated that it is considering making, or has made, a Company Acquisition Proposal. The Company shall within 24 hours of receipt thereof provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Company Acquisition Proposal, indication or request, and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all material correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Company Acquisition Proposal. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and details of any such Company Acquisition Proposal, indication or request. Any material amendment to any Company Acquisition Proposal will be deemed to be a new Company Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

(d) “Last Look”. The Board of Directors of the Company shall not make a Company Adverse Recommendation Change in response to a Company Acquisition Proposal unless (i) such Company Acquisition Proposal constitutes a Company Superior Proposal, (ii) the Company promptly notifies Parent, in writing at least five Business Days before taking that action, of its intention to do so, attaching the most current version of the proposed agreement under which such Company Superior Proposal is proposed to be consummated and the identity of the Third Party making the Company Acquisition Proposal, and (iii) Parent does not make, within such five-Business-Day period after its receipt of that written notification, an offer that is at least as favorable to the stockholders of the Company as such Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Company Superior Proposal shall require a new written notification from the Company and a new period under clause (ii) of this Section 6.03(d), except that such period shall be three Business Days instead of five Business Days). The Board of Directors of the Company shall not make a Company Adverse Recommendation Change in response to a Company Intervening Event, unless (A) the Company has provided Parent with written information describing such Company Intervening Event in reasonable detail promptly after becoming aware of it and keeps Parent fully informed, on a reasonably current basis, of material developments with respect to such Company Intervening Event, (B) the Company has provided Parent at least five Business Days prior notice of its intention to make a Company Adverse Recommendation Change with respect to such Company Intervening Event, attaching a reasonably detailed explanation of the facts underlying the determination by the Board of Directors of the Company that a Company Intervening Event has occurred and its need to make a Company Adverse Recommendation Change in light of the Company Intervening Event and (C) Parent does not make, within such five-Business-Day period, an offer that the Company’s Board of Directors determines would obviate the need for a Company Adverse Recommendation Change in light of the Company Intervening Event. During any five-Business-Day period prior to effecting a Company Adverse Recommendation Change pursuant to this Section 6.03(d), the Company and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.

(e) Definition of Company Superior Proposal. For purposes of this Agreement, “Company Superior Proposal” means a bona fide, unsolicited written Company Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries that the Board of Directors of the Company determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all material financial, legal, regulatory and other aspects of such proposal, including the terms and conditions of the Company Acquisition Proposal, (x) is on terms and conditions more favorable to the Company’s stockholders than the transactions contemplated hereby (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)) and (y) is reasonably likely to be consummated and, if a cash transaction (whether in whole or in part), has financing, if any, that is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Company Acquisition Proposal. The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Company Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information), and the Company shall provide to Parent all certifications of such return or destruction from such other Persons as promptly as practicable after receipt thereof. The Company shall use its commercially reasonable efforts to secure all such certifications as promptly as practicable. If any such Person fails to provide any required certification within the time period allotted in the relevant confidentiality agreement (or if no such period is specified, then within a reasonable time period after the date hereof), then the Company shall take all actions that may be reasonably necessary to secure its rights and ensure the performance of such other party’s obligations thereunder as promptly as practicable.

Section 6.04 Tax Matters. (a) From the date hereof until the Second Company Merger Effective Time, except as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action with respect to Taxes, in each case, if any such action or omission would have the effect of materially increasing the Tax liability or accrual of Tax liability under FASB Interpretation No. 48 or materially reducing any Tax asset or accrual of Tax asset under FASB Interpretation No. 48 of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Second Company Merger Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Second Company Merger Effective Time.

(c) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by the Company or any of its Subsidiaries in connection with the Mergers (including any real property transfer tax and any similar Tax) shall be paid by the Company (or the applicable Subsidiary) when due, and the Company (or the applicable Subsidiary) shall, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees, and, if required by Applicable Law, the Company (or the applicable Subsidiary) shall, and shall cause its Affiliates to, join in the execution of any such Tax returns and other documentation.

Section 6.05 Voting of Shares. The Company shall vote all shares of Parent Class A Common Stock beneficially owned by it or any of its Subsidiaries (other than, for the avoidance of doubt, any such shares held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee or other fiduciary in such capacity under any employee benefit plan) in favor of the Parent Merger, the New Charter Stock Issuance, the Equity Exchange, the Equity Purchase, the Stockholders Agreement (as defined in the Amended Contribution Agreement) and any related matters (including any matters subject to the Cheetah Stockholder Approval (as defined in the Amended Contribution Agreement)) at the Parent Stockholder Meeting or any other meeting of Parent stockholders.

Section 6.06 Bright House Right of First Offer. The Company and Time Warner Cable Enterprises LLC (on behalf of themselves and their Affiliates and any successors in interest) hereby irrevocably and unconditionally waive all of their respective rights under Section 8.3 of the Third Amended and Restated Partnership Agreement of Time Warner Entertainment-Advance / Newhouse Partnership, dated as of December 31, 2002 (the “Bright House Partnership Agreement”), with respect to the combination of Bright House Networks, LLC and New Charter, irrespective of any termination of this Agreement; provided that the foregoing waiver shall not be applicable following the termination of this Agreement in accordance with its terms so long as the Company or any of its Affiliates has not entered into any agreement or understanding providing for, or consummated, any Company Acquisition Proposal within nine (9) months following the termination of this Agreement. In the event that the foregoing waiver is not applicable, this Section 6.06 shall be without prejudice to any Party’s (or any of their Affiliates’) interpretations of or positions with respect to the matters the contemplated by Section 8.3 of the Bright House Partnership Agreement. For purposes of this Section 6.06, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 1.01, except that all references to “25%” therein shall be deemed to be references to “50%”.

ARTICLE 7

Covenants of Parent

Parent agrees that:

Section 7.01 Conduct of Parent. From the date hereof until the Effective Time except as expressly contemplated by this Agreement or the Contribution Agreement or the Investment Agreement, to effect the Equity Exchange, the Equity Issuance, the Bright House Transactions, or as set forth in Section 7.01 of the Parent Disclosure Schedule, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed) or as required by Applicable Law, Parent shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its business organization, (ii) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, and (iii) maintain its existing relationships with its material customers, lenders, suppliers and others having material business relationships with it and with Governmental Authorities with jurisdiction over Parent’s operations. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, except as expressly contemplated by this Agreement, as set forth in Section 7.01 of the Parent Disclosure Schedule, as consented to in writing by the Company or as required by Applicable Law, from the date hereof until the Effective Time Parent shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) split, combine or reclassify any shares of capital stock of Parent or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock, rights to acquire stock or property or any combination thereof) in respect of the capital stock of Parent or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Parent Securities or Parent Subsidiary Securities, except for (i) dividends by any of its wholly owned Subsidiaries, (ii) redemptions, repurchases or other acquisitions or offers to redeem, repurchase, or otherwise acquire any Parent Securities in connection with the vesting or settlement of equity-based compensation, and (iii) repurchases of shares of Parent Class A Common Stock in the ordinary course of business consistent with past practices (including as to volume) at then prevailing market prices pursuant to Parent’s share repurchase program as in effect from time to time;

(c) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Parent Securities or Parent Subsidiary Securities for gross consideration (without taking into account any underwriting discount or similar discounts or fees) for less than the market value of such securities, other than (A) equity-based compensation or (B) pursuant to the Stockholders Agreement (as defined in the Amended Contribution Agreement);

(d) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(e) knowingly and intentionally take any action that would reasonably be expected to make any representation or warranty of Parent hereunder inaccurate in any material respect at, or immediately prior to, the Effective Time; or

(f) agree, resolve or commit to do any of the foregoing.

Section 7.02 Obligations of New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three. Parent shall take all action necessary to cause each of Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three and New Charter to perform its obligations under this Agreement and to consummate the applicable Merger on the terms and conditions set forth in this Agreement.

Section 7.03 Parent Stockholder Meeting. Parent shall cause a meeting of its shareholders (the “Parent Stockholder Meeting”) to be duly called and held as soon as reasonably practicable after the date of this Agreement (but in no event later than 40 days after the Registration Statement is declared effective under the 1933 Act) for the purpose of voting on the approval and adoption of this Agreement and the Parent Merger and the approval of the issuance of shares of New Charter Common Stock as part of the Merger Consideration (the “New Charter Stock Issuance”) and, unless otherwise previously approved, the other transactions contemplated hereby and the Contribution Agreement and Investment Agreement, including the Equity Exchange, the Equity Purchase and the Stockholders Agreement (as defined in the Amended Contribution Agreement). In connection with the Parent Stockholder Meeting, the Board of Directors of Parent shall (i) subject to Section 7.04, (1) recommend approval and adoption of this Agreement and the Parent Merger and the approval of the New Charter Stock Issuance and, unless otherwise previously approved, the other transactions contemplated hereby and the Contribution Agreement and Investment Agreement (including the Equity Exchange and the Equity Purchase) by Parent’s stockholders and (2) use its reasonable best efforts to obtain the Parent Stockholder Approval and (ii) otherwise comply with all legal requirements applicable to such meeting. Without limiting the generality of the foregoing, unless this Agreement has terminated in accordance with its terms, this Agreement, the Parent Merger and the New Charter Stock Issuance and, unless previously approved, the Equity Exchange and the Equity Purchase, shall be submitted to the Parent’s stockholders at the Parent Stockholder Meeting whether or not (x) Parent’s Board of Directors shall have effected a Parent Adverse Recommendation Change or (y) any Parent Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to Parent or any of its advisors. Parent shall not, without the prior written consent of the Company, adjourn or postpone the Parent Stockholder Meeting; provided that Parent may, without the prior written consent of the Company adjourn or postpone the Parent Stockholder Meeting (A) if, as of the time for which the Parent Stockholder Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus), there are insufficient shares of Parent Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, (B) after consultation with the Company, if the failure to adjourn or postpone the Parent Stockholder Meeting would reasonably be expected to be a violation of Applicable Law for the distribution of any required supplement or amendment to the Joint Proxy

Statement/Prospectus, (C) after consultation with the Company, for a single period not to exceed ten (10) Business Days, to solicit additional proxies if necessary to obtain the Parent Stockholder Approval or the Cheetah Stockholder Approval (as defined in the Amended Contribution Agreement), or (D) if Parent has delivered to the Company a bona fide notice contemplated by Section 7.04(b), for a maximum of ten Business Days. The Company may require Parent to adjourn, delay or postpone the Parent Stockholder Meeting once for a period not to exceed 30 calendar days (but prior to the date that is two Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Parent Stockholder Approval. Once Parent has established a record date for the Company Stockholder Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholder Meeting without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), unless required to do so by Applicable Law or Parent’s organizational documents.

Section 7.04 No Solicitation; Other Offers.

(a) General Prohibitions. Neither Parent nor any of its Subsidiaries shall, nor shall Parent or any of its Subsidiaries authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Parent Acquisition Proposal, (ii) enter into or participate in any discussions (other than to state that Parent is not permitted to have discussions) or negotiations with any Third Party that is seeking to make, or has made, a Parent Acquisition Proposal, (iii) furnish any non-public information relating to the Parent or any of its Subsidiaries or afford access to the business, properties, assets, books or records of Parent or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, a Parent Acquisition Proposal, (iv) make a Parent Adverse Recommendation Change, (v) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Parent or any of its Subsidiaries unless the Board of Directors of Parent determines after consulting with its outside legal counsel that the failure to waive such provision would be inconsistent with its fiduciary duties under Applicable Law; provided that Parent shall not enforce and hereby waives any provision of any such agreement that would prohibit a Third Party from communicating confidentially a Parent Acquisition Proposal to the Parent’s Board of Directors, (vi) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law or (vii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Parent Acquisition Proposal (other than a confidentiality agreement to the extent contemplated by Section 7.04(b)); provided that (so long as Parent and its Representatives have otherwise complied in all material respects with this Section 7.04) none of the foregoing shall prohibit Parent and its Representatives from, at any time prior to the Parent Stockholder Approval, participating in discussions with any Persons or group of Persons who has made a Parent Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Parent Acquisition Proposal is, or could reasonably be expected to lead to, a Parent Superior Proposal, and any such actions shall not be a breach of this Section 7.04(a). It is agreed that any violation of the restrictions on Parent set forth in this Section 7.04 by any Representative of Parent or any of its Subsidiaries shall be a breach of this Section 7.04 by Parent.

(b) Recommendation Exceptions. Notwithstanding Section 7.04(a), but subject to Section 7.04(c) and Section 7.04(d), at any time prior to the Parent Stockholder Approval:

(i) Parent, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party that, subject to Parent’s compliance with Section 7.04(a), has made after the date of this Agreement a Parent Superior Proposal or a Parent Acquisition Proposal that the Board of Directors of Parent determines in good faith, after consultation with its outside legal advisors, could reasonably be expected to lead to a Parent Superior Proposal by the Third Party making such Parent Acquisition Proposal, (B) furnish to such Third Party and its advisors, agents or other intermediaries (including financing sources) non-public information relating to Parent or any of its Subsidiaries pursuant to a customary confidentiality agreement (a copy of which shall be provided for informational purposes only to the Company) with such Third Party with terms no less favorable to Parent than those contained in the Confidentiality Agreement (it being understood and hereby agreed that such confidentiality agreement need not contain a “standstill” or similar provision that prohibits such Third Party from making any Parent Acquisition Proposal, acquiring Parent or taking any other action); provided that all such information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, prior to or as promptly as practicable (but no later than 24 hours) after the time it is provided or made available to such Third Party) and (C) take any action required by Applicable Law or that any court of competent jurisdiction orders Parent to take;

(ii) following receipt of a Parent Superior Proposal, the Board of Directors of Parent may, subject to compliance with Section 7.04(d), make a Parent Adverse Recommendation Change; and

(iii) following a Parent Intervening Event, the Board of Directors of Parent may, subject to compliance with Section 7.04(d), make a Parent Adverse Recommendation Change involving or relating to such Parent Intervening Event;

in each case referred to in the foregoing clauses (i), (ii) and (iii) only if the Board of Directors of Parent determines in good faith, after considering advice from outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law. For purposes of clarification, the taking of any of the actions permitted by Section 7.04(a) and Section 7.04(b)(i) shall not be deemed to be a Parent Adverse Recommendation Change.

In addition, nothing contained herein shall prevent Parent or its Board of Directors from (i) complying with Rule 14a-9, Rule 14d-9 or Rule 14e-2(a) and Item 1012(a) of Regulation M-A under the 1934 Act (or making any similar communication to stockholders in connection with any amendment to the terms of a tender offer or exchange offer) so long as any action taken or statement made to so comply is consistent with this Section 7.04 or (ii) disclosing factual information regarding the business, financial condition or results of operations of Parent or the Company or the fact that a Parent Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Joint Proxy Statement/Prospectus or otherwise, to the extent Parent in good faith determines that such information, facts, identity or terms is required to be disclosed under Applicable Law or that failure to make such disclosure would be inconsistent with its fiduciary duties under Applicable Law; provided that any such action taken or statement or disclosure made that relates to a Parent Acquisition Proposal shall be deemed to be a Parent Adverse Recommendation Change unless the Board of Directors of Parent reaffirms the Parent Board Recommendation in such statement or disclosure or in connection with such action (except that a mere “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the 1934 Act or failure to take a position with respect to a Parent Acquisition Proposal governed by the tender offer or exchange offer rules under the 1934 Act until the tenth Business Day after commencement of such Parent Acquisition Proposal shall not constitute a Parent Adverse Recommendation Change).

(c) Required Notices. The Board of Directors of Parent shall not take any of the actions referred to in Section 7.04(b) unless Parent shall have delivered to the Company a prior written notice advising the Company that it intends to take such action, and, after taking such action, Parent shall, if such action is in connection with a Parent Acquisition Proposal, continue to advise the Company on a current basis of the status and terms of any discussions and negotiations with the Third Party. In addition, Parent shall notify the Company promptly (but in no event later than 24 hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal, any written indication from a Third Party that such Third Party is considering making a Parent Acquisition Proposal or any written request for information relating to Parent or any of its Subsidiaries or for access to the business, properties, assets, books or records of Parent or any of its Subsidiaries by any Third Party that has indicated that it is considering making, or has made, a Parent Acquisition Proposal. Parent shall within 24 hours of receipt thereof provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Parent Acquisition Proposal, indication or request, and shall promptly (but in no event later than 24 hours after receipt) provide to the Company copies of all material correspondence and written materials sent or provided to Parent or any of its Subsidiaries that describes any terms or conditions of any Parent Acquisition Proposal. Parent shall keep the Company reasonably informed, on a reasonably current basis, of the status and details of any such Parent Acquisition Proposal, indication or request. Any material amendment to any Parent Acquisition Proposal will be deemed to be a new Parent Acquisition Proposal for purposes of Parent’s compliance with this Section 7.04(c).

(d) “Last Look”. The Board of Directors of Parent shall not make a Parent Adverse Recommendation Change in response to a Parent Acquisition Proposal unless (i) such Parent Acquisition Proposal constitutes a Parent Superior Proposal, (ii) Parent promptly notifies the Company, in writing at least five Business Days before taking that action, of its intention to do so, attaching the most current version of the proposed agreement under which such Parent Superior Proposal is proposed to be consummated and the identity of the Third Party making the Parent Acquisition Proposal, and (iii) the Company does not make, within such five-Business-Day period after its receipt of that written notification, an offer to revise the terms of this Agreement that is at least as favorable to the stockholders of Parent as such Parent Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Parent Superior Proposal shall require a new written notification from Parent and a new period under clause (ii) of this Section 7.04(d), except that such period shall be three Business Days instead of five Business Days). The Board of Directors of Parent shall not make a Parent Adverse Recommendation Change in response to a Parent Intervening Event, unless (A) Parent has provided the Company with written information describing such Parent Intervening Event in reasonable detail promptly after becoming aware of it and keeps the Company fully informed, on a reasonably current basis, of material developments with respect to such Parent Intervening Event, (B) Parent has provided the Company at least five Business Days prior notice of its intention to make a Parent Adverse Recommendation Change with respect to such Parent Intervening Event, attaching a reasonably detailed explanation of the facts underlying the determination by the Board of Directors of Parent that a Parent Intervening Event has occurred and its need to make a Parent Adverse Recommendation Change in light of the Parent Intervening Event and (C) the Company does not make, within such five-Business-Day period, an offer to revise the terms of this Agreement that Parent’s Board of Directors determines would obviate the need for a Parent Adverse Recommendation Change in light of the Parent Intervening Event. During any five-Business-Day period prior to effecting a Parent Adverse Recommendation Change pursuant to this Section 7.04(d), Parent and its Representatives shall negotiate in good faith with the Company and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company.

(e) Definition of Parent Superior Proposal. For purposes of this Agreement, “Parent Superior Proposal” means a bona fide, unsolicited written Parent Acquisition Proposal for at least a majority of the outstanding shares of Parent Class A Common Stock or all or substantially all of the consolidated assets of Parent and its Subsidiaries that the Board of Directors of Parent determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all material financial, legal, regulatory and other aspects of such proposal, including the terms and conditions of the Parent Acquisition Proposal, (x) is on terms and conditions more favorable to Parent’s stockholders than the transactions contemplated hereby (taking into account any proposal by the Company to amend the terms of this Agreement pursuant to Section 7.04(d)) and (y) is reasonably likely to be consummated and, if a cash transaction (whether in whole or in part), has financing, if any, that is then fully committed or reasonably determined to be available by the Board of Directors of Parent.

(f) Obligation to Terminate Existing Discussions. Parent shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Parent Acquisition Proposal. Parent shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Parent Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of Parent or any of its Subsidiaries

(and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information), and Parent shall provide to the Company all certifications of such return or destruction from such other Persons as promptly as practicable after receipt thereof. Parent shall use its commercially reasonable efforts to secure all such certifications as promptly as practicable. If any such Person fails to provide any required certification within the time period allotted in the relevant confidentiality agreement (or if no such period is specified, then within a reasonable time period after the date hereof), then Parent shall take all actions that may be reasonably necessary to secure its rights and ensure the performance of such other party’s obligations thereunder as promptly as practicable.

(g) Notwithstanding anything to the contrary in this Agreement, the transactions contemplated by the Investment Agreement and the Contribution Agreement or the Bright House Transactions shall not be deemed to be a Parent Acquisition Proposal or otherwise be subject to the provisions of this Section 7.04.

Section 7.05 Approval by Sole Members of New Charter, Merger Subsidiary Two and Merger Subsidiary Three. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent shall cause the sole members of New Charter, Merger Subsidiary Two and Merger Subsidiary Three to adopt this Agreement and approve the Mergers, in accordance with Delaware Law, by written consent.

Section 7.06 Voting of Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries (other than, for the avoidance of doubt, any such shares held by any employee benefit plan of Parent or any of its Subsidiaries or any trustee or other fiduciary in such capacity under any employee benefit plan) in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 7.07 Director and Officer Indemnification. (a) From and after the Effective Time, New Charter shall indemnify and hold harmless and provide advancement of expenses to, the present (as of the date hereof or any time prior to the Effective Time) and former officers and directors of the Company and Parent, respectively, and their respective Subsidiaries and any individual who is as of the date of this Agreement or commences, prior to the Effective Time, serving at the request of the Company or Parent, respectively, or any of their respective Subsidiaries as a director or officer of another Person (each, an “Indemnified Person”) in respect of (i) acts or omissions occurring at or prior to the Effective Time, (ii) the fact that such Indemnified Person is or was a director or officer, or is or was serving at the request of the Company or Parent (as applicable) or any of their respective Subsidiaries as a director or officer of another Person prior to the Effective Time and (iii) this Agreement and the transactions contemplated hereby, in each case, to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s or Parent’s (as applicable) or their respective Subsidiaries’ certificate of incorporation and bylaws or comparable organizational documents in effect on the date hereof; provided that such indemnification and advancement of expenses shall be subject to any limitation imposed from time to time under Applicable Law; provided, further, that any Person to whom expenses are advanced shall provide an undertaking to repay such advances to the extent required by Applicable Law.

(b) From and after the Effective Time, New Charter shall cause to be maintained in effect provisions in its and each of its Subsidiaries’ certificate of incorporation and bylaws and comparable organizational documents (or in such documents of any successor to the business of each of the parties hereto, as applicable) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses with respect to matters existing or occurring at or prior to the Effective Time that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement in the Company’s, Parent’s and such Subsidiaries’ certificate of incorporation and bylaws and comparable organization documents, as applicable.

(c) New Charter shall either (i) continue to maintain in effect for six years after the Effective Time the Company’s and Parent’s (as applicable) directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”) in place as of the date hereof or (ii) purchase comparable D&O Insurance for such six-year period, in each case with respect to any claim related to any period of time at or prior to the Effective Time with coverage not less than the existing coverage and other terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the D&O Insurance in effect as of the date hereof; provided that in no event shall New Charter be required to expend for such policies pursuant to this sentence an aggregate premium amount in excess of 300% of the amount per annum the Company or Parent (as applicable) paid in its last full fiscal year, which amount is set forth in Section 7.07(c) of the Company Disclosure Schedule with respect to the Company and Section 7.07 of the Parent Disclosure Schedule with respect to Parent; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, New Charter shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” with coverage not less than the existing coverage and other terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the D&O Insurance in effect as of the date hereof, in which event New Charter shall cease to have any obligations under the first sentence of this Section 7.07(c); provided that the aggregate premium for such policies shall not exceed 300% of the amount per annum the Company paid in its last full fiscal year. In the event the Company elects to purchase such a “tail policy,” New Charter shall maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder.

(d) If New Charter or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, New Charter shall cause proper provision to be made so that the successors and assigns of New Charter shall assume the applicable obligations of such party set forth in this Section 7.07.

(e) The rights of each Indemnified Person under this Section 7.07 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company, Parent or any of their respective Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company, Parent or any of their respective Subsidiaries. These rights shall survive consummation of the Company Mergers and the Parent Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.08 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of New Charter Common Stock to be issued as part of the Merger Consideration to be listed on NASDAQ, subject to official notice of issuance.

Section 7.09 Employee Matters (a) New Charter shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries who continues to be employed by New Charter or its Subsidiaries (including, for the avoidance of doubt the New Charter and its Subsidiaries) immediately following the Effective Time (each, a “Continuing Employee”), other than any Continuing Employee included in a collective bargaining unit during the Continuation Period (each, a “Represented Employee”), with, to the extent employed by New Charter or its Subsidiaries, (i) during the period beginning at the Effective Time and ending on the first anniversary of the Effective Time (the “Continuation Period”), base pay and annual cash bonus opportunities, as applicable, that are no less favorable in the aggregate than provided to each such Continuing Employee immediately prior to the Closing Date, (ii) during the Continuation Period, commission and cash incentive opportunities that are no less favorable than either those provided to each such Continuing Employee immediately prior to the Closing Date or those provided to similarly situated employees of New Charter or its Subsidiaries following the Closing Date, and (iii) until December 31, 2016, employee benefits that are no less favorable in the aggregate than provided to each such Continuing Employee immediately prior to the Closing Date; provided, that, for purposes of determining whether such pay, opportunities and benefits are no less favorable in the aggregate, long-term cash incentive compensation, equity compensation, defined benefit pension plan benefits, severance, retention (including, for the avoidance of doubt, any supplemental cash bonus opportunity paid or payable in connection with the transactions contemplated by this Agreement or the Company’s terminated merger agreement with Comcast Corporation), sale, stay, or change in control payments or awards or any similar compensation or benefit, shall not be taken into account. With respect to Represented Employees, New Charter shall retain, or shall cause to be retained, any and all of the rights and obligations it may have pursuant to Applicable Law.

(b) Notwithstanding Section 7.09(a), beginning on the Closing Date, New Charter shall, or shall cause one of its Subsidiaries to, for the benefit of each Continuing Employee, other than any Represented Employee, (i) honor all contracts providing for severance to the extent and in accordance with their terms and (ii) honor, without amendment, all plans providing for severance for the Continuation Period or for any longer period during which such amendments are prohibited under the terms of the applicable plan, in all cases, as long as such contract or plan is set forth on Section 7.09 of the Company Disclosure Schedule. It is intended that Section 7.09(a) and this Section 7.09(b) shall not result in any duplication of benefits to any Continuing Employee.

(c) Notwithstanding Section 7.09(a), beginning on the Closing Date, New Charter shall, or shall cause one of its Subsidiaries to, for the benefit of each Continuing Employee, other than any Represented Employee, honor, without amendment, all compensation plans, arrangements, or agreements set forth on Section 7.09 of the Company Disclosure Schedule for the Continuation Period or for any longer period during which such amendments are prohibited under the terms of the applicable plan, in all cases, as long as such contract or plan is set forth on Section 7.09 of the Company Disclosure Schedule.

(d) To the extent that Continuing Employees, other than Represented Employees, become eligible to participate in any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by New Charter or any of its Subsidiaries (collectively, the “New Charter Plans”), then, for purposes of determining (i) eligibility to participate and vesting and, (ii) solely with respect to any New Charter Plan that provides for severance, vacation or paid-time off benefits, for purposes of benefit accrual, service with the Company or any of its Subsidiaries prior to the Effective Time shall be treated as service with New Charter or any of its Subsidiaries to the extent recognized by the Company and its Subsidiaries prior to the Effective Time; provided, however, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits and the New Charter shall not be required to provide credit for such service for eligibility, vesting or benefit accrual purposes under any New Charter Plan that is an equity compensation plan, defined benefit pension plan or postretirement medical plan. In addition, subject to the terms of the applicable New Charter Plan and legal requirements applicable to such New Charter Plan, New Charter shall use commercially reasonable efforts to (x) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees under any New Charter Plan that is a welfare benefit plan in which such Continuing Employees may be eligible to participate after the Effective Time and (y) provide each Continuing Employee with credit for any co-payments and deductibles paid during the plan year in which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any New Charter Plans that are welfare plans in which such Continuing Employee is eligible to participate after the Effective Time.

(e) For the avoidance of doubt and to the extent required by any Company Plan or Applicable Law, New Charter shall, or shall cause one of its Subsidiaries to, expressly assume such Company Plan and all obligations thereunder.

(f) Upon the request of Parent prior to the Effective Time but after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefits of such conditions, effective as of immediately prior to the Effective Time, the Company shall terminate or shall cause the termination of any or all U.S. tax-qualified defined contribution plans provided to current and former employees of the Company and its Subsidiaries, as directed by the Parent and in compliance with Applicable Law.

(g) Parent and the Company shall coordinate in good faith to develop a mutually agreed communications strategy with respect to employees of the Company and its Subsidiaries (the “Employee

Communication Strategy”). Except for communications that are substantially in accordance with the Employee Communication Strategy, (i) without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause its Affiliates not to, contact, meet or otherwise communicate with any director, officer or employee of the Company or any of its Subsidiaries, either on an individual or group basis and (ii) Parent shall provide the Company with a reasonable right to comment on and approve (such approval not to be unreasonably withheld, conditioned or delayed) any written communications by the Parent intended for distribution (whether individual or broad-based) to current or former directors, officers or employees of the Company or its Affiliates prior to the Closing regarding the transactions contemplated by this Agreement.

(h) Without limiting the generality of Section 11.06, nothing contained in this Section 7.09, expressed or implied, shall (i) be treated as the establishment, amendment or modification of any Company Plan or New Charter Plan or, subject to compliance with the requirements of Sections 7.09(a) and 7.09(b), constitute a limitation on rights to amend, modify, merge or terminate after the Effective Time any Company Plan or New Charter Plan, (ii) give any current or former employee, director or other independent contractor of the Company and its Subsidiaries (including any beneficiary or dependent thereof), any third-party beneficiary or other rights or (iii) obligate New Charter or any of its Affiliates to (A) maintain any particular Company Plan or New Charter Plan or (B) retain the employment or services of any current or former employee, director or other independent contractor.

Section 7.10 Certain Agreements.

(a) From the date hereof until the Closing or the earlier termination of this Agreement in accordance with its terms, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), none of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three or any of their respective Subsidiaries shall enter into, amend, modify or terminate any agreements, arrangements or understandings with Liberty Broadband Corporation, Liberty Interactive Corporation, John Malone or any of their respective Affiliates, in each case, if such amendment, modification or termination would reasonably be expected to (i) have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated hereby or the Closing or (ii) have a disproportionately adverse impact on the stockholders of the Company relative to the stockholders of Parent.

(b) From the date hereof until the Closing or the earlier termination of this Agreement in accordance with its terms, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), none of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three or any of their respective Subsidiaries shall enter into, amend, modify or terminate any of the material agreements relating to the Bright House Transactions, including the Bright House Contribution Agreement or the Amended Contribution Agreement, in each case, if such amendment, modification or termination would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated hereby or the Closing.

Section 7.11 Tax Treatment. Parent shall not, and shall cause its Subsidiaries (including Merger Subsidiary Two) not to, make an election under Treasury Regulations Section 301.7701-3 to treat Merger Subsidiary Two as an association taxable as a corporation or take any other action that would cause Merger Subsidiary Two to be treated as other than a disregarded entity for both state and federal income Tax purposes.

ARTICLE 8

Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01 Consents and Approvals. (a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, and use their reasonable best efforts to cause their respective Affiliates to take, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable under Applicable Law to consummate and make effective the Mergers and the other transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate and make effective the Mergers and the other transactions contemplated by this Agreement (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Mergers pursuant to Article 9).

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make, and not withdraw, as promptly as practicable and in any event within 30 Business Days (or, in the case of the succeeding clauses (iii) and (iv), 60 days) of the date hereof, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, (ii) all necessary filings to obtain consents from the FCC (including FCC Form 394 or other appropriate forms) that are required in connection with the Mergers, (iii) all necessary filings to obtain consents from the state regulators and the Franchise authorities that are required in connection with the Mergers and (iv) all other registrations, declarations, notices and filings with Governmental Authorities that are required in connection with the Mergers. Each of the Company and Parent shall use its reasonable best efforts to supply, and use their respective reasonable best efforts to cause their respective Affiliates to supply, as promptly as practicable any additional information and documentary material that may be requested pursuant to the foregoing, and use its reasonable best efforts to take, and use its reasonable best efforts to cause its respective Affiliates to take, all other actions necessary to cause the expiration or termination of the applicable waiting periods regarding the foregoing as soon as practicable.

(c) Parent shall take the lead with respect to (i) the scheduling of, and strategic planning for, any meeting with any Governmental Authority under the HSR Act or any other Applicable Law, (ii) the making of any filings under the HSR Act or any other Applicable Law, (iii) the process for the receipt of any necessary approvals and (iv) the resolution of any investigation or other inquiry of any such Governmental Authority. Without limiting the foregoing sentence, except as prohibited by Applicable Law, each of Parent and the Company shall, and shall use their respective reasonable best efforts to cause their respective Affiliates to (A) to the extent reasonably practicable, consult with each other prior to taking any material substantive position with respect to the filings under the HSR Act or any other Applicable Law in discussions with or filings to be submitted to any Governmental Authority, (B) to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act or any other Applicable Law, and (C) to the extent reasonably practicable, coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Authority relating to this Agreement or the transactions contemplated hereby under the HSR Act or any other Applicable Law.

(d) Unless prohibited by Applicable Law or by the applicable Governmental Authority, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, and shall use their respective reasonable best efforts to cause its respective Affiliates to, (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Authority in respect of the Mergers (including with respect to any of the actions referred to in Section 8.01(a)) without the other (provided that, subject to Section 8.01(c), either party may participate in or attend any such non-substantive meeting), (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one party is prohibited by Applicable Law or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto; provided that, Parent or its representatives may conduct such a meeting or conversation without the Company or its representatives present upon the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(e) Notwithstanding anything in this Agreement to the contrary, the parties hereto understand and agree that “reasonable best efforts” shall require Parent to take any actions and accept any conditions and other remedies to the extent such actions, conditions or other remedies would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Parent, the Company and their Subsidiaries, taken as a whole (but without taking into account the Bright House Transactions, whether or not consummated) (each such condition, remedy or action that Parent is not required to accept or take under this Section 8.01(e), a “Burdensome Condition”). The Company agrees to work in good faith in connection with Parent’s efforts to obtain the regulatory approvals consistent with this Section 8.01 in a manner that Parent believes in good faith is in the best interests of the combined company and its shareholders. In addition, the Company shall not accept any of the conditions or take any of the foregoing actions (whether or not consistent in scope and magnitude with such prior conditions and actions) without Parent’s prior written consent. Notwithstanding the foregoing, no party shall be required to commit to or effect any action contemplated by this Section 8.01(e) or accept any condition that is not conditioned upon the consummation of the Mergers.

(f) Each of Parent and the Company shall not, and shall cause their respective Subsidiaries and Affiliates not to, (i) take any action that would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated hereby or the Closing, or (ii) acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities (other than securities issued by such party as permitted by Section 6.01 or Section 7.01, as the case may be), properties, interests or business in any transaction or series of related transactions, if such acquisition would (A) require approval of the FCC, or (B) (without the consent of the other, not to be unreasonably withheld, conditioned or delayed) have a value, or involve the payment of consideration, in excess of $350 million; provided, however, that (x) nothing in this Agreement (including the foregoing sentence) shall prohibit Parent or any of its Subsidiaries or Affiliates from consummating the Bright House Transactions and no reasonable actions taken in furtherance of the Bright House Transactions shall be deemed to be a breach of this Agreement (including this Section 8.01) and (y) nothing in this Agreement shall limit the ability of Parent or its Subsidiaries from bidding on or purchasing wireless spectrum to the extent it would not reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated hereby or the Closing.

(g) Each of the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 8.01 as information that may be reviewed only by outside counsel. Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, subject to any additional confidentiality or joint defense agreement the parties may mutually propose and enter into, will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 8.01, materials provided to the other party or its outside counsel may be redacted (i) to remove references concerning valuation, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

Section 8.02 Joint Proxy Statement/Prospectus; Registration Statement. (a) As promptly as practicable, the Company, New Charter and Parent shall prepare and file the Joint Proxy Statement/Prospectus and the Registration Statement (in which the Joint Proxy Statement/Prospectus will be included) with the SEC. The Company, New Charter and Parent shall use their reasonable best efforts to cause the Registration Statement to become effective under the 1933 Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Joint Proxy Statement/Prospectus shall include, subject to Section 6.03, the Company Board Recommendation and, subject to Section 7.04, the Parent Board Recommendation. The Company and Parent shall cooperate with one another in (x) setting a mutually acceptable date for the Company Stockholder Meeting and the Parent Stockholder Meeting, so as to enable them to occur, to the extent practicable, on the same date and (y) setting the dates for their respective annual meetings of stockholders. The Company and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders as promptly as practicable after the Registration Statement becomes effective. Each of the Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement and the Joint Proxy Statement/Prospectus comply as to form in all material respects with the rules and regulations promulgated by the SEC under the 1933 Act and the 1934 Act, respectively.

(b) The Company and Parent shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the 1933 Act and the 1934 Act and applicable state “blue sky” laws and the rules and regulations thereunder.

(c) Each of the Company and Parent shall promptly provide the other parties and their respective counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Joint Proxy Statement/Prospectus or the Registration Statement, as applicable, promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments.

(d) No amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement will be made by Parent or the Company without the approval of the other parties hereto, which approval shall not be unreasonably withheld or delayed; provided that (i) the Company, in connection with a Company Adverse Recommendation Change made in compliance with the terms hereof may amend or supplement the Joint Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (A) a Company Adverse Recommendation Change, (B) a statement of the reason of the Company’s Board of Directors for making such Company Adverse Recommendation Change, and (C) additional information reasonably related to the foregoing, and (ii) Parent, in connection with a Parent Adverse Recommendation Change made in compliance with the terms hereof may amend or supplement the Joint Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (A) a Parent Adverse Recommendation Change, (B) a statement of the reason of Parent’s Board of Directors for making such Parent Adverse Recommendation Change, and (C) additional information reasonably related to the foregoing. Each party will advise the other parties, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of New Charter Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement. If, at any time prior to the Effective Time, Parent or the Company discovers any information relating to any party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement, so that none of those documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements in any such document, in light of the circumstances under which they were made, not misleading, the party that discovers that information shall promptly notify the other party and an appropriate amendment or supplement describing that information shall be promptly filed with the SEC and, to the extent required by law or regulation, disseminated to the shareholders and stockholders, respectively, of Parent and the Company.

Section 8.03 Public Announcements. (a) Except with respect to any Company Adverse Recommendation Change or a Parent Adverse Recommendation Change made in accordance with this Agreement, or Parent’s or the Company’s (as applicable) response thereto, or any communication made in accordance with Section 6.03 or Section 7.04, the Company and Parent shall, and shall cause their Subsidiaries to, consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement and, except for any public statement or press release as may be required by Applicable Law, order of a court of competent jurisdiction or any listing agreement with or rule of any national securities exchange or association, shall not, and shall cause their Subsidiaries not to, issue any such press release, make any such other public statement or schedule any such press conference or conference call before that consultation and providing each other the opportunity to review and comment upon any such press release or public statement; provided, however, that the foregoing shall not apply to any press release or other public statement to the extent it contains substantially the same information as previously communicated by one or more of the parties. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed.

(b) Except with respect to any Company Adverse Recommendation Change or Parent Adverse Recommendation Change (as applicable) made in accordance with this Agreement, or Parent’s or the Company’s (as applicable) response thereto, or any communication made in accordance with Section 6.03 or Section 7.04 (as applicable), before any Merger Communication of the Company, Parent or any of their respective “participants” (as defined in Rule 165 of the 1933 Act or Item 4 of Schedule 14A of the 1934 Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third party or otherwise made accessible on the website of the Company, Parent or any such participant, as applicable (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any officer, senior manager, key employee or advisor of the Company, Parent or any such participant, as applicable, as a script in discussions or meetings with any such third parties, then, in each case, the Company or Parent, as the case may be, shall (or shall cause any such participant to) cooperate in good faith with respect to any such Merger Communication for purposes of, among other things, determining whether that communication (x) is required to be filed under Rules 165 and 425 of the 1934 Act or (y) constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the 1934 Act, as applicable, by the Company, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three, New Charter or Parent, as applicable, and shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by the other such party or parties and their counsel on any such Merger Communication; provided, however, that the foregoing shall not apply to any Merger Communication that (I) contains substantially the same information as has previously been communicated by such Person or (II) relates to the Bright House Transactions. For purposes of the foregoing, the term “Merger Communication” shall mean, with respect to any Person, any document or other written communication prepared by or on behalf of that Person, or any document or other material or information posted or made accessible on the website of that Person (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a relevant stockholder, could reasonably be deemed to constitute either (x) an offer to sell or a solicitation of an offer to buy Parent Class A Common Stock (or New Charter Common Stock) or (y) a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the 1934 Act) in favor of the Company Merger, the Parent Merger or the New Charter Stock Issuance.

Section 8.04 Further Assurances.

(a) At and after the Second Company Merger Effective Time, the officers and directors of New Charter shall be authorized to execute and deliver, in the name and on behalf of the Company or the Company Surviving Corporation, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or the Company Surviving Corporation, any other actions and things to vest, perfect or confirm of record or otherwise in Merger Subsidiary Two any and all right, title and interest in, to and under any of the rights, properties or assets of the Company or the Company Surviving Corporation acquired or to be acquired by

Merger Subsidiary Two as a result of, or in connection with, the First Company Merger or the Second Company Merger. At and after the Parent Merger Effective Time, the officers and directors of the Parent Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of Parent or Merger Subsidiary Three, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Parent or Merger Subsidiary Three, any other actions and things to vest, perfect or confirm of record or otherwise in the Parent Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets of Parent acquired or to be acquired by the Parent Surviving Entity as a result of, or in connection with, the Parent Merger. For the avoidance of doubt, nothing in this Agreement is intended to, or shall be construed to, prevent or restrict Parent and its Affiliates entering into and performing to the Amended Contribution Agreement (including consummating the Bright House Transactions), and such entry into and performance thereof shall not be deemed to be a breach of this Agreement.

(b) In the event that there is any new consideration of the application of law or the parties’ organizational documents to the transactions herein provided, the parties hereby agree to discuss in good faith with their respective legal advisors and implement a restructuring of the process to achieve requisite completion in the most expeditious and efficient way practicable.

Section 8.05 Notices of Certain Events. Each of the Company and Parent shall, and shall cause their Subsidiaries to, promptly notify and provide copies to the other of:

(a) any written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any written notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of such party’s representations or warranties, as the case may be, or that are material and relate to the consummation of the transactions contemplated by this Agreement;

provided that the delivery of any notice pursuant to this Section 8.05 shall not affect or be deemed to modify any representation or warranty made by any party hereunder or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06 Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company and Parent shall (i) upon reasonable advance notice, give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access during regular business hours to the offices, properties, books and records of such party (except that neither party shall conduct any environmental sampling or analysis without the advance written consent of the other party, which may be withheld in such other party’s sole discretion, and without executing a customary access and indemnity agreement in respect thereto), (ii) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the other party in its investigation; provided, however, that each party may restrict the foregoing access and the disclosure of information pursuant to this Section 8.06 to the extent that (A) in the reasonable good faith judgment of such party, any Applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, (B) in the reasonable good faith judgment of such party, the information is subject to confidentiality obligations to a Third Party or (C) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further, that with respect to clauses (A) through (C) of this Section 8.06, Parent or the Company, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any such Third Party to provide such access or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (3) in the case of clauses (A) and (C), enter into a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating Applicable Law or jeopardizing such privilege.

Any investigation pursuant to this Section 8.06 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this Section 8.06 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 8.07 Tax Treatment. (a) Each of Parent, New Charter and the Company shall use its reasonable best efforts to cause (i) the Redemption to be treated as a distribution in redemption of Company Stock subject to the provisions of Section 302(a) of the Code, (ii) the Second Company Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and (iii) the Parent Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and shall not take any action reasonably likely to cause the Mergers not so to qualify or be treated. Provided the opinion conditions contained in Sections 9.02(b) and 9.03(b) have been satisfied, each of Parent, New Charter and the Company shall report the Mergers consistent with the Intended Tax Treatment.

(b) Officers of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three and the Company shall execute and deliver to Wachtell, Lipton, Rosen & Katz, tax counsel for Parent, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, tax counsel for the Company, Tax Representation Letters. Each of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause to take any action which would cause to be untrue) any of the Tax Representation Letters.

Section 8.08 Section 16 Matters. Prior to the First Company Merger Effective Time and the Second Company Merger Effective Time, each party shall take all such steps as may be required to cause any dispositions of Company Stock or Company Surviving Corporation Stock (including derivative securities with respect to Company Stock or Company Surviving Corporation) or acquisitions of New Charter Common Stock (including derivative securities with respect to New Charter Common Stock) resulting from the transactions contemplated by Article 2 by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company or will become subject to such reporting requirements with respect to New Charter to be exempt under Rule 16b-3 promulgated under the 1934 Act. Prior to the Parent Merger Effective Time, each party shall take all such steps as may be required to cause any dispositions of Parent Class A Common Stock (including derivative securities with respect to Parent Class A Common Stock) or acquisitions of New Charter Common Stock (including derivative securities with respect New Charter Common Stock) resulting from the transactions contemplated by Article 2 by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to Parent or will become subject to such reporting requirements with respect to New Charter to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.09 Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing of the Company Stock from the NYSE and the deregistration of the Company Stock and other securities of the Company under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 8.10 Stockholder Litigation. Each party hereto shall promptly notify the other parties hereto in writing of any litigation related to this Agreement, the Mergers or the other transactions contemplated by this

Agreement that is brought, or, to the knowledge of the Company or Parent (as applicable), threatened in writing, against the Company or Parent and/or the members of the Board of Directors of the Company or the Board of Directors of Parent, as applicable (any such litigation relating to the Company and/or the executive officers or members of the Board of Directors of the Company, a “Company Transaction Litigation”, and any such litigation relating to Parent and/or the executive officers or members of the Board of Directors of Parent, a “Parent Transaction Litigation”) prior to the Effective Time and shall keep such other party reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense or settlement of any Company Transaction Litigation, and, except to the extent required by Applicable Law, the Company shall not settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Company Transaction Litigation, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). Without limiting in any way the parties’ obligations under Section 8.01, each of the Company and Parent shall cooperate, shall cause their respective Subsidiaries, as applicable, to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against any litigation contemplated by this Section 8.10.

Section 8.11 Intended Tax Treatment of the Redemption. Subject to any restructuring of the transactions contemplated herein pursuant to Section 2.11, Parent and the Company will cooperate and use their reasonable best efforts to develop procedures (including certification procedures and indemnification of the Exchange Agent) which would allow the Exchange Agent, the Company, the Parent Surviving Entity, the Company Surviving Corporation, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three, New Charter and/or Parent, as applicable, to report the Redemption as a distribution in part or full payment in exchange for Company Stock and to pay the Company Cash Consideration without deduction or withholding, in each case with respect to a holder of Company Stock who or that establishes that he, she or it satisfies one of the tests set forth in Section 302(b) of the Code.

Section 8.12 Financing.

(a) Parent shall not agree to or permit any amendment, supplement or other modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter or the definitive agreements relating to the Debt Financing that (i) reduces the aggregate amount of the Debt Financing below an amount, together with the amount of any equity financing (including pursuant to the Equity Purchase), required to pay the Required Payment Amount or (ii) (A) imposes new or additional conditions precedent or other terms to the Debt Financing or (B) otherwise adversely expands, amends or modifies any of the conditions precedent to the Debt Financing, or otherwise expand, amends or modifies any other provision of the Debt Commitment Letter, in the case of clauses (A) and (B), in a manner that would reasonably be expected to (x) prevent, impede or materially delay, the ability of Parent to consummate the Closing, (y) make the timely funding of the Debt Financing (or the satisfaction of the conditions to obtaining the Debt Financing) materially less likely to occur in any respect or (z) adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto.

(b) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to, at Parent’s sole cost and expense, provide to Parent such cooperation in connection with the Debt Financing (which, for purposes of this Section 8.11(b), shall also include any other financing efforts of Parent), as may be reasonably requested by Parent or its Representatives (unless such cooperation unreasonably interferes with the business operations of the Company and its Subsidiaries), including:

(i) furnishing such financial statements and other financial data and other information relating to the Company and its Subsidiaries and requested by Parent or its Representatives as may be reasonably necessary or advisable to consummate the Debt Financing, including financial statements, financial data, projections, audit reports and other information (x) of the type and form required by Regulation S-X and Regulation S-K promulgated under the 1933 Act for a registered public offering of debt securities on Form S-1, (y) of the type and form customarily included in private placements of debt securities under Rule 144A of the 1933 Act, or (z) as otherwise reasonably required in connection with the Debt Financing or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative reassurance” comfort) from independent accountants in connection with offering(s) of debt securities in connection with the Debt Financing; provided that the Company’s sole obligation with respect to the preparation of any pro forma financial information and financial statements for inclusion in any confidential information memorandum, prospectus, offering memorandum or other marketing and syndication materials shall be as set forth in clause (ix) of this Section 8.12(b);

(ii) using commercially reasonable efforts to cause its independent accountants to cooperate with the Financing Sources consistent with their customary practice and obtain customary accountants’ “comfort letters” (including customary “negative assurances”) and customary consents to the inclusion of audit reports in connection with the Debt Financing;

(iii) providing information related to the Company and its Subsidiaries reasonably necessary to assist Parent in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested by Parent or any of its Affiliates;

(iv) providing the reasonable use by Parent and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of financing (subject to advance review of and consultation with respect to such use); provided that such logos are used solely in a manner that is reasonable and customary for such purposes and that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services, offering or intellectual property rights;

(v) participating in a reasonable and limited number of meetings, presentations and road shows with prospective lenders and investors and in drafting sessions and due diligence sessions, as applicable;

(vi) facilitating the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral as reasonably requested by Parent, including executing and delivering any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or one or more of its Subsidiaries with respect to solvency matters), and obtaining surveys and title insurance as reasonably requested by Parent;

(vii) providing information reasonably necessary to assist Parent in its preparation of material relating to the Company and its Subsidiaries for rating agency presentations;

(viii) providing at least three Business Days prior to the Closing all documentation and other information about the Company and its Subsidiaries as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested by the Financing Sources at least ten Business Days prior to the anticipated Closing;

(ix) providing information reasonably necessary to assist Parent with the preparation of pro forma financial information and financial statements to the extent required by SEC rules and regulations or necessary or reasonably required by the Financing Sources to be included in any offering documents; and

(x) obtaining customary payoff letters in connection with repayment of existing indebtedness of the Company and its Subsidiaries reasonably requested by Parent;

provided that (1) neither the Company nor any of its Subsidiaries nor any of their respective Affiliates or Representatives shall be required to (A) pay any commitment or other fees, in each case, in connection with the

Debt Financing, (B) give any indemnities in connection with the Debt Financing, (C) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business or the Company and its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, (D) provide any information the disclosure of which is prohibited or restricted under Applicable Law or subject to legal privilege, (E) take any action that will conflict with or violate its organizational documents or any Applicable Law or would result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party or (F) execute any agreement, certificate, document or instrument pursuant to this Section 8.12(b) with respect to the Debt Financing that is not contingent on the Closing, (2) the effectiveness of any definitive documentation delivered pursuant to this Section 8.12(b) executed by the Company or any of its Subsidiaries with respect thereto, and the attachment of any Lien, shall be subject to the consummation of the Closing and the occurrence of the Effective Time, (3) no director, officer or employee of the Company or any Subsidiary of the Company shall be required to execute any agreement, certificate, document or instrument pursuant to this Section 8.12(b) with respect to the Debt Financing, (4) no officer or other Representative of the Company or any of its Subsidiaries that will not continue employment with New Charter or one of its Subsidiaries following the Closing shall be required to deliver any certificate or opinion or take any other action pursuant to this Section 8.12(b) other provisions of this Agreement and (5) the members of the Board of Directors of the Company or any of its Subsidiaries as of immediately prior to the Effective Time shall not be required to approve any Debt Financing or definitive documents related thereto.

(c) Parent will promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including legal fees and expenses) incurred by the Company and its Subsidiaries in complying with their respective covenants pursuant to Section 8.12(b) or otherwise in connection with the Debt Financing. Parent shall indemnify, defend and hold harmless the Company and its Subsidiaries, and each of their respective directors, officers, employees, agents and other Representatives from and against any and all losses, damages, claims, interest, costs, expenses, awards, judgments, penalties and amounts paid in settlement suffered or incurred, directly or indirectly, in connection with the Debt Financing other than with respect to any information provided or prepared by the Company or its Subsidiaries in connection therewith if such loss, damage or other amount is found by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Company or any of its Subsidiaries. Notwithstanding anything herein to the contrary, Parent hereby acknowledges and agrees that the condition set forth in Section 9.02(a)(i) of this Agreement, as it applies to the Company’s obligations under Section 8.12(b), shall be deemed satisfied unless the Debt Financing has not been obtained primarily as a result of the Company’s Willful Breach of its obligations under Section 8.12(b). Notwithstanding anything contained in this Agreement to the contrary, each of Parent, New Charter, Merger Sub One and Merger Sub Two acknowledges and agrees that the Closing is not conditioned upon Parent obtaining any financing.

ARTICLE 9

Conditions to the Merger

Section 9.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three to effect the Closing are subject to the satisfaction or waiver of the following conditions as of immediately prior to the Closing:

(a) each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b) any applicable waiting period (or extensions thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated (solely with respect to the obligations of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three, without the imposition of any Burdensome Condition);

(c) (i) the FCC Order and (ii) all other filings, consents and approvals of (or filings or registrations with) any Governmental Authority required in connection with the execution, delivery and performance of this Agreement and set forth on Section 9.01(c) of the Company Disclosure Schedule shall have been obtained or made and shall be in full force and effect, and any applicable waiting periods in respect thereof shall have expired or been terminated (solely with respect to the obligations of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three, in each case of clauses (i) and (ii), without the imposition of any Burdensome Condition);

(d) except for the matters that are the subject of Section 9.01(b) or Section 9.01(c), (i) (x) there shall not have been enacted or promulgated after the date hereof any Applicable Law of any Governmental Authority of competent jurisdiction in a jurisdiction in which any of the Company, Parent or their respective Subsidiaries has substantial operations and (y) there shall not be in effect any order of any Governmental Authority of competent jurisdiction, in each case of clauses (x) and (y), that (A) imposes a Burdensome Condition or (B) that prohibits the consummation of the Mergers and the violation of which would result in criminal liability and (ii) there shall not be in effect any injunction (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction that imposes a Burdensome Condition or prohibits the consummation of the Mergers;

(e) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before the SEC; and

(f) the shares of New Charter Common Stock to be issued in the Mergers shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

Section 9.02 Conditions to the Obligations of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three. The obligations of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three to effect the Closing are subject to the satisfaction or waiver of the following further conditions as of immediately prior to the Closing:

(a) (i) the Company shall have performed in all material respects all of its material obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.04(i), the first sentence and the last two sentences of Section 4.05(a) and the last sentence of Section 4.05(b) and Sections 4.10(a)(ii), 4.23, 4.24 and 4.25 that are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects and any such representations and warranties that are qualified by materiality or Company Material Adverse Effect shall be true and correct at and as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall be true and correct in all material respects or true and correct, as the case may be, only at and as of such time), (B) the representations and warranties of the Company contained in Section 4.05 (other than the first sentence and the last two sentences of Section 4.05(a) and the last sentence of Section 4.05(b)) shall be true and correct, subject only to de minimis exceptions, at and as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall be true and correct, subject only to de minimis exceptions, only at and as of such time), and (C) all other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) at and as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) only at and as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect and certifying that the condition set forth in Section 9.02(c) has been satisfied;

(b) Parent shall have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three and the Company, all of which are consistent with the state of facts existing as of the Parent Merger Effective Time, the First Company Merger Effective Time and the Second Company Merger Effective Time, to the effect that (i) the Second Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect. In rendering the opinion described in this Section 9.02(b), Wachtell, Lipton, Rosen & Katz shall have received and may rely upon the Tax Representation Letters referred to in Section 8.07(b); and

(c) since the date hereof, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 9.03 Conditions to the Obligations of the Company. The obligations of the Company to effect the Closing are subject to the satisfaction or waiver of the following further conditions as of immediately prior to the Closing:

(a) (i) each of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three shall have performed in all material respects all of its material obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent contained in Sections 5.01, 5.02, 5.04(a), the first sentence and the last three sentences of Section 5.05(a), the last sentence of Section 5.05(b), Sections 5.10(b), 5.19 and 5.20, and that are not qualified by materiality or Parent Material Adverse Effect shall be true and correct in all material respects and any such representations and warranties that are qualified by materiality or Parent Material Adverse Effect shall be true and correct at and as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall be true and correct in all material respects or true and correct, as the case may be, only at and as of such time), (B) the representations and warranties of Parent contained in Section 5.05 (other than the first sentence and the last three sentences of Section 5.05(a) and the last sentence of Section 5.05(b)) shall be true and correct, subject only to de minimis exceptions, at and as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only at and as of another specified time, which shall be true and correct, subject only to de minimis exceptions, only at and as of such time), and (C) all other representations and warranties of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three contained in this Agreement or in any certificate or other writing delivered by Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two or Merger Subsidiary Three pursuant hereto shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) at and as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time (other than any such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) only at and as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect and certifying that the condition set forth in Section 9.03(c) has been satisfied;

(b) the Company shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two, Merger Subsidiary Three and the Company, all of which are consistent with the state of facts existing as of the First Company Merger Effective Time, to the effect that the Second Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect. In rendering the opinion described in this Section 9.03(b), Paul, Weiss, Rifkind, Wharton & Garrison LLP shall have received and may rely upon the Tax Representation Letters referred to in Section 8.07(b); and

(c) since the date hereof, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE 10

Termination

Section 10.01 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of any party hereto):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) if the Mergers are not consummated on or before May 23, 2016 (the “End Date”); provided, however, that, if on such date any of the conditions set forth in Section 9.01(b), Section 9.01(c) and Section 9.01(d) (solely on account of a temporary or preliminary order or injunction) are not satisfied, but all other conditions set forth in Article 9 shall have been satisfied (other than those conditions that have been waived by the Company and Parent, if and to the extent that such waiver is permitted by Applicable Law, and other than those conditions that by their nature can only be satisfied by action to be taken at or immediately prior to the Closing), then either the Company or Parent shall have the right, in its sole discretion, to extend the End Date by written notice to the other party for a period of six (6) months, in which case the End Date shall be November 23, 2016; provided, further, that starting 30 days prior to the anticipated End Date (as extended, if applicable), the parties shall discuss the status of efforts to obtain regulatory approvals, the parties’ respective business plans and whether to further extend the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Mergers to be consummated on or before the End Date (as extended, if applicable);

(ii) there shall (A) (x) have been enacted or promulgated after the date hereof any Applicable Law of any Governmental Authority of competent jurisdiction in which any of the Company, Parent or their respective Subsidiaries has substantial operations or (y) be in effect any order of any Governmental Authority of competent jurisdiction, in each case of clauses (x) and (y), that (1) imposes a Burdensome Condition or (2) that prohibits the consummation of the Mergers and the violation of which would result in criminal liability or (B) be in effect any injunction by any Governmental Authority of competent jurisdiction that (1) imposes a Burdensome Condition or (2) prohibits the consummation of the Mergers, in each case of clauses (A) and (B), that shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement results in such Applicable Law being in effect; or

(iii) (A) at the Parent Stockholder Meeting (including any adjournment or postponement thereof), the Parent Stockholder Approval shall not have been obtained, or (B) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained.

(c) by Parent, if:

(i) (A) the Company’s Board of Directors shall have made a Company Adverse Recommendation Change or (B) the Company’s Board of Directors shall have failed to reaffirm the Company Board Recommendation as promptly as practicable (but in any event within ten Business Days) after receipt of any written request to do so from Parent following the public announcement of any Company Acquisition Proposal (provided that Parent shall only make such request once with respect to any Company Acquisition Proposal or any material amendment thereto); provided that Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 10.01(c)(i) at any time after the Company Stockholder Approval shall have been obtained;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such breach is not cured within 30 days’ notice thereof or is incapable of being cured within such time period, but only so long as Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two or Merger Subsidiary Three are not then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would cause the condition set forth in Section 9.03(a) not to be satisfied; or

(iii) prior to the Company Stockholder Approval having been obtained, an intentional and material breach of (A) Section 6.03 that is authorized or permitted by the Company and that results in a Third Party making a Company Acquisition Proposal that is reasonably likely to materially interfere with or delay consummation of the Mergers or (B) the first sentence of Section 6.02 (taking into account the right of the Company to postpone the Company Stockholder Meeting in accordance with Section 6.02) shall have occurred.

(d) by the Company, if:

(i) (A) Parent’s Board of Directors shall have made a Parent Adverse Recommendation Change or (B) Parent’s Board of Directors shall have failed to reaffirm the Parent Board Recommendation as promptly as practicable (but in any event within ten Business Days) after receipt of any written request to do so from the Company following the public announcement of any Parent Acquisition Proposal (provided that the Company shall only make such request once with respect to any Parent Acquisition Proposal or any material amendment thereto); provided that the Company shall no longer be entitled to terminate this Agreement pursuant to this Section 10.01(d)(i) at any time after the Parent Stockholder Approval shall have been obtained;

(ii) prior to the Parent Stockholder Approval having been obtained, an intentional and material breach of (A) Section 7.04 that is authorized or permitted by Parent and that results in a Third Party making a Parent Acquisition Proposal that is reasonably likely to materially interfere with or delay consummation of the Mergers or (B) the first sentence of Section 7.03 (taking into account the right of Parent to postpone the Parent Stockholder Meeting in accordance with Section 7.03) shall have occurred; or

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two or Merger Subsidiary Three set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such breach is not cured within 30 days’ notice thereof of is incapable of being cured within such time period, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause the condition set forth in Section 9.02(a) not to be satisfied.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination at least two Business Days prior to such termination to the other party specifying the provision of this Agreement pursuant to which such termination is effected.

Section 10.02 Effect of Termination. (a) Except as expressly provided in this Section 10.02, if this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from Willful Breach by any party hereto of any of its respective representations, warranties, covenants or agreements herein, such party shall be fully liable for any and all liabilities and damages incurred or suffered by any other party as a result of such failure, which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party. The provisions of Section 6.06, Section 8.12(c), this Section 10.02 and Article 11 shall survive any termination hereof pursuant to Section 10.01.

(b) If the Company terminates this Agreement pursuant to Section 10.01(d)(i), or Section 10.01(d)(ii), then Parent shall within two Business Days following the delivery of the termination notice, pay or cause to be paid to the Company an amount equal to one billion dollars ($1,000,000,000) by wire transfer of immediately available funds (the “Parent Termination Fee”).

(c) If (i) prior to the termination of this Agreement (but after the date hereof), a Parent Acquisition Proposal shall have become publicly known, (ii) this Agreement is terminated pursuant to Section 10.01(b)(iii)(A) or Section 10.01(d)(iii), and (iii) within 12 months following such termination, Parent enters into a definitive agreement to consummate such Parent Acquisition Proposal or such Parent Acquisition Proposal is consummated, within two business days after the date any such event Parent shall pay or cause to be paid to the Company the Parent Termination Fee by wire transfer of immediately available funds. Solely for purposes of this Section 10.02(c), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 1.01, except that all references to “25%” therein shall be deemed to be references to “50%”.

(d) If Parent or the Company terminates this Agreement pursuant to Section 10.01(b)(i) or Section 10.01(b)(ii) and, at the time of such termination (i) any of the conditions set forth in Sections 9.01(b) and 9.01(c)(i) shall not have been satisfied and (ii) all of the conditions to the Closing set forth in Sections 9.01 and 9.02 shall have been satisfied (other than (x) any of the conditions set forth in Sections 9.01(b), 9.01(c) or 9.01(d), (y) conditions that by their nature are to be satisfied at the Closing but which conditions would in the case of this clause (y) be satisfied if the Closing occurred on the date of termination and (z) if the Parent Stockholder Meeting or the Company Stockholder Meeting, as applicable, has not occurred, Section 9.01(a)), then Parent shall within two Business Days following the delivery of the termination notice from the Company (or, in the case of a Parent termination, within two Business Days following the delivery of the notice from the Company invoking this Section 10.02(d)), which notice shall also certify that the conditions set forth in Sections 9.01 and Section 9.02 have been satisfied (other than (x) any of the conditions set forth in Sections 9.01(b), 9.01(c) or 9.01(d), (y) conditions that by their nature are to be satisfied at the Closing but which conditions would in the case of this clause (y) be satisfied if the Closing occurred on the date of termination and (z) if the Parent Stockholder Meeting or the Company Stockholder Meeting, as applicable, has not occurred, Section 9.01(a)), pay or cause to be paid to the Company two billion dollars ($2,000,000,000) by wire transfer of immediately available funds (the “Parent Regulatory Termination Fee”); provided, that, notwithstanding the foregoing, (x) the Parent Regulatory Termination Fee shall not be payable if (A) the Company terminates this Agreement pursuant to clause (1) of Section 10.01(b)(ii)(A) or clause (1) of Section 10.01(b)(ii)(B), and (y) if (A) Parent or the Company terminates this Agreement pursuant to Section 10.01(b)(ii) under circumstances in which the Parent Regulatory Termination Fee is payable in accordance with this Section 10.02(d) (after taking the immediately preceding clause (x) of this proviso into account) and (B) at the time of such termination, the conditions set forth in both Section 9.01(b) and Section 9.01(c)(i) have been satisfied, then the “Parent Regulatory Termination Fee” shall be an amount equal to one billion dollars ($1,000,000,000).

(e) If Parent terminates this Agreement pursuant to Section 10.01(c)(i) or Section 10.01(c)(iii), then the Company shall within two Business Days following the delivery of the termination notice, pay or cause to be paid to Parent an amount equal to two billion dollars ($2,000,000,000) by wire transfer of immediately available funds (the “Company Termination Fee”).

(f) If (i) prior to the termination of this Agreement (but after the date hereof), a Company Acquisition Proposal shall have become publicly known, (ii) this Agreement is terminated pursuant to Section 10.01(b)(iii)(B) or Section 10.01(c)(ii), and (iii) within 12 months following such termination, the Company enters into a definitive agreement to consummate such Company Acquisition Proposal or such Company Acquisition Proposal is consummated, within two business days after the date any such event the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds. Solely purposes of this Section 10.02(f), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 1.01, except that all references to “25%” therein shall be deemed to be references to “50%”.

(g) Each of the parties acknowledges that the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement and that (i) the Company Termination Fee is not a penalty, but rather is a reasonable amount that will compensate Parent, New Charter and Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers, which amount would otherwise be impossible to calculate with precision, and (ii) neither the Parent Termination Fee nor the Parent Regulatory Termination Fee is a penalty, but rather is a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee or the Parent Regulatory Termination Fee (as applicable) is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers, which amount would otherwise be impossible to calculate with precision.

(h) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated in accordance with its terms and such termination gives rise to the obligation of Parent to pay the Parent Termination Fee or the Parent Regulatory Termination Fee and Parent shall have paid the Parent Termination Fee or the Parent Regulatory Termination Fee, as applicable, pursuant to this Section 10.02, the sole and exclusive remedy of the Company and its Subsidiaries and their respective officers, directors and Affiliates (collectively, the “Company Related Parties”) against Parent and its Subsidiaries and their respective officers, directors and Affiliates and any Financing Source, together with each Financing Source’s Affiliates, and their respective officers, directors, employees, equityholders, partners, controlling parties, advisors, agents and representatives, and their respective successors and assigns (collectively, the “Financing Related Parties”) for any demands, claims, actions or causes of action, assessments, losses, damages, liabilities, diminution in value, costs and expenses, including interest, penalties and reasonable attorneys’ fees and expenses, in each case on a basis net of any actual benefit resulting from, arising out of, or incurred in connection with, this Agreement (including termination thereof) or any transactions ancillary hereto shall be the Parent Termination Fee or the Parent Regulatory Termination Fee (whichever is payable first), and following such payment no Person shall have any rights or claims against Parent and its Subsidiaries and their respective officers, directors and Affiliates and any Financing Related Party under this Agreement, whether at law or equity, in contract, in tort or otherwise, and none of Parent and its Subsidiaries and their respective officers, directors and Affiliates and any Financing Related Party shall have any further liability or obligation resulting from, arising out of, or incurred in connection with, this Agreement. For the avoidance of doubt, only one of the Parent Termination Fee or the Parent Regulatory Termination Fee shall be payable and such fee shall be payable only once and not in duplication even though the Parent Termination Fee or the Parent Regulatory Termination Fee may be payable under one or more provisions hereof.

(i) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated in accordance with its terms and such termination gives rise to the obligation of the Company to pay the Company

Termination Fee and the Company shall have paid the Company Termination Fee pursuant to this Section 10.02, the sole and exclusive remedy of Parent and its Subsidiaries and their respective officers, directors and Affiliates against the Company and its Subsidiaries and their respective officers, directors and Affiliates for any demands, claims, actions or causes of action, assessments, losses, damages, liabilities, diminution in value, costs and expenses, including interest, penalties and reasonable attorneys’ fees and expenses, in each case on a basis net of any actual benefit resulting from, arising out of, or incurred in connection with, this Agreement (including termination thereof) or any transactions ancillary hereto shall be the Company Termination Fee, and following such payment no Person shall have any rights or claims against the Company and its Subsidiaries and their respective officers, directors and Affiliates under this Agreement, whether at law or equity, in contract, in tort or otherwise, and none of the Company and its Subsidiaries and their respective officers, directors and Affiliates shall have any further liability or obligation resulting from, arising out of, or incurred in connection with, this Agreement. For the avoidance of doubt, the Company Termination Fee shall be payable only once and not in duplication even though the Company Termination Fee may be payable under one or more provisions hereof.

ARTICLE 11

Miscellaneous

Section 11.01 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two or Merger Subsidiary Three, to:

Charter Communications, Inc.

400 Atlantic Street

Stamford, CT 06901

Attention:	Richard R. Dykhouse
Facsimile No.:	(203) 564-1377

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Steven A. Cohen
DongJu Song
Facsimile No.:	(212) 203-2000

if to the Company, to:

Time Warner Cable Inc.

60 Columbus Circle

New York, New York 10023

Attention: Marc Lawrence-Apfelbaum

Facsimile No.: (212) 364-8459

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention:	Robert B. Schumer
Ariel J. Deckelbaum
Ross A. Fieldston
Facsimile No.:	(212) 757-3990

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02 Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. This Section 11.02 shall not limit Section 10.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 11.03 Amendments and Waivers. (a) Any provision of this Agreement (including any Schedule hereto) may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Applicable Law without such approval having first been obtained and (ii) after the Parent Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of Parent under Applicable Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense. Notwithstanding the foregoing, Parent and the Company each shall pay 50% of (a) any and all filing fees due in connection with the filings required by or under the HSR Act or any other Competition Laws and (b) any and all filing fees and printing and mailing costs for the Joint Proxy Statement/Prospectus.

Section 11.05 Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement (regardless of the absence of an express reference or cross reference thereto), but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent.

(b) The parties hereto agree that any information contained in any part of any Specified Company SEC Document or Specified Parent SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent; provided that, except for any specific factual information contained therein, in no event shall any information contained in any part of any Specified Company SEC Document or Specified Parent SEC Document entitled “Risk Factors” (or words of similar import) or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.

Section 11.06 Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.07, shall inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement is not intended to confer upon any Person other than the parties any rights or remedies, other than (i) as specifically provided in Section 7.07 and Section 10.02 (including, in the case of the Financing Related Parties, in Section 10.02(h)), Section 11.07, Section 11.08, Section 11.09 and this Section 11.06 and (ii) the right of the Company, on behalf of its stockholders, to pursue damages and other relief, including equitable relief, in the event of Parent’s or Merger Subsidiary’s Willful Breach in accordance with Section 10.02(a); provided, however, that the rights granted pursuant to clause (ii) above shall be enforceable on behalf of holders of Company Stock only by the Company in its sole and absolute discretion.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary and, provided, further, that either party may assign its rights under this Agreement as collateral to any lender (or agent or trustee therefor) in connection with any bona fide financing arrangement permitted under this Agreement, including in the case of Parent, the Financing.

Section 11.07 Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

(b) Notwithstanding anything herein to the contrary, (i) the Company (on behalf of itself and each Company Related Person) and each of the other parties hereto agrees that any claim, controversy or dispute arising of any kind or nature (including, without limitation, any claims sounding in contract law, tort law or otherwise) against a Financing Related Party that is in any way related to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Financing shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law); provided, however, that (x) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred) and (y) the determination of whether the transactions contemplated hereby have been consummated in accordance with the terms of this Agreement shall, in each case, be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 11.08 Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. The parties hereto further agree that New York State or United States federal courts sitting in the borough of Manhattan, City of New York (and the appropriate appellate courts therefrom) shall have exclusive jurisdiction over any action (whether at Law or at equity and whether brought by any party hereto or any other Person) brought against any Financing Related Party in connection with the Financing.

Section 11.09 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR IN ANY ACTION RELATING TO THE FINANCING OR INVOLVING ANY FINANCING RELATED PARTY.

Section 11.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Electronic or facsimile signatures shall be deemed to be original signatures.

Section 11.11 Entire Agreement. This Agreement, the Confidentiality Agreement, the Voting Agreement and the exhibits, schedules and annexes hereto constitute the entire agreement between the parties with respect to their subject matter and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to that subject matter.

Section 11.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void, unenforceable or contrary to law, it is the parties’ intent that the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, shall be enforced in full as reflecting the bargain of the parties and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 11.14 Guarantee. From and after the First Company Merger Effective Time, New Charter hereby irrevocably and unconditionally guarantees the payment and performance of all of Parent’s obligations under this Agreement.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

TIME WARNER CABLE INC.

By:	/s/ Robert D. Marcus
Name:	Robert D. Marcus
Title:	Chairman & Chief Executive Officer

TIME WARNER CABLE ENTERPRISES LLC (as successor in interest to Time Warner Entertainment Company, L.P.), solely for purposes of Section 6.06

By:	/s/ Robert D. Marcus
Name:	Robert D. Marcus
Title:	Chairman & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CHARTER COMMUNICATIONS, INC.

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

CCH I, LLC

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

NINA CORPORATION I, INC.

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

NINA COMPANY II, LLC

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

NINA COMPANY III, LLC

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

Annex B

CONTRIBUTION AGREEMENT

Between

ADVANCE/NEWHOUSE PARTNERSHIP,

A/NPC HOLDINGS LLC,

CHARTER COMMUNICATIONS, INC.,

CCH I, LLC

and

CHARTER COMMUNICATIONS HOLDINGS, LLC

Dated as of March 31, 2015

EXHIBITS

Exhibit A     Stockholders Agreement

Exhibit B     Term Sheet

This CONTRIBUTION AGREEMENT, dated as of March 31, 2015, is made between Advance/Newhouse Partnership, a New York Partnership (“A/N”), A/NPC Holdings LLC, a Delaware limited liability company (which shall be a party to this Agreement solely for the purposes of making the representations in Section 3.18 ), Charter Communications, Inc., a Delaware corporation (“Cheetah”), CCH I, LLC, a Delaware limited liability Company (“New Cheetah”) and Charter Communications Holdings, LLC, a Delaware limited liability company (“Cheetah Holdco” and, together with Cheetah and New Cheetah, the “Cheetah Parties”).

RECITALS

A. Bright House Networks, LLC, a Delaware limited liability company (“Bengal”), and its Subsidiaries operate the Bengal Business;

B. Time Warner Entertainment-Advance/Newhouse Partnership, a New York general partnership (“TWEAN Partnership”) owns all of the issued and outstanding limited liability company membership interests of Bengal (the “Membership Interests”);

C. Prior to the Closing, A/N, Bengal and its Subsidiaries shall effect the Restructuring;

D. A/N desires to contribute, assign, convey, transfer and deliver all right, title and interest in the Membership Interests, and Cheetah Holdco desires to accept such contribution, assignment, conveyance, transfer and delivery, upon the terms and subject to the conditions set forth in this Agreement (collectively with the other transactions contemplated by this Agreement, the “Contribution”); and

E. Concurrently with the delivery of this Agreement, Cheetah, Liberty Broadband Corporation (“Larry”) and A/N have executed and delivered a stockholders agreement attached hereto as Exhibit A (the “Stockholders Agreement”).

AGREEMENT

In consideration of the Recitals above, which are hereby incorporated into this Agreement by reference, the representations, warranties, covenants and undertakings contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I.

DEFINITIONS AND TERMS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Action” means any litigation, claim, action, arbitration, suit, hearing or proceeding (whether civil, criminal or administrative).

“Advance 401(k) Plan” has the meaning set forth in Section 5.7(d).

“Adverse Recommendation Change” has the meaning set forth in Section 5.11(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control”

(including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise. A “controlled Affiliate” means, with respect to any Person, an Affiliate controlled by such Person. Notwithstanding anything to the contrary set forth in this Agreement, (i) A/N, Bengal and Larry shall not be deemed to be Affiliates of any of the Cheetah Parties and (ii) A/N and its Affiliates shall not be deemed to be Affiliates of TWCE or any of its Affiliates (other than Bengal and its Subsidiaries).

“Aggregate Flex Plan Balance” has the meaning set forth in Section 5.7(e)(ii).

“Agreement” means this Contribution Agreement, as it may be amended or supplemented from time to time in accordance with the terms hereof.

“Amended and Restated Certificate” means the Amended and Restated Certificate of Incorporation of New Cheetah, to be filed at the Closing.

“Amendment” has the meaning set forth in Section 9.2.

“A/N” has the meaning set forth in the Preamble.

“A/N Beneficial Owner” has the meaning set forth in Section 3.2.

“A/N Consents” means all contractual, constitutional, governmental or quasi-governmental consents, approvals, waivers, authorizations, notices and filings required to be obtained by A/N, Bengal and their respective Subsidiaries and any A/N Beneficial Owner from, or to be given by A/N, Bengal and their respective Subsidiaries and any A/N Beneficial Owner to, or made by A/N, Bengal or its Subsidiaries or any A/N Beneficial Owner with, any Person in connection with the execution, delivery and performance by A/N of this Agreement, other than those the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

“A/N Disclosure Schedule” means the A/N Disclosure Schedule of even date herewith delivered by A/N to Cheetah in connection with the execution and delivery of this Agreement.

“A/N Flex Plan” has the meaning set forth in Section 5.7(e)(i).

“A/N Indemnitees” has the meaning set forth in Section 7.3.

“A/N Issuance” means the issuance of shares of New Cheetah Class B Common Stock, Cheetah Holdco Class B Common Units and Cheetah Holdco Preferred Units to A/N as the Equity Consideration.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Antitrust Laws” has the meaning set forth in Section 5.5(d).

“Asset Exchange Agreement” means the Exchange Agreement to be entered into by and among Cheetah and Comcast Corporation on terms consistent in all material respects with the description thereof in the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date.

“Asset Purchase Agreement” means the Asset Purchase Agreement to be entered into by and among Cheetah and Comcast Corporation, consistent in all material respects with the description thereof in the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date.

“Associate” has the meaning set forth in the Cheetah Certificate.

“Audited Financial Statements” has the meaning set forth in Section 3.6(a).

“Beneficially Owned” has the meaning set forth in the Cheetah Certificate.

“Benefit Plans” has the meaning set forth in the Section 3.14(a).

“Bengal” has the meaning set forth in the Recitals.

“Bengal Alternative Transaction” means (a) any acquisition or purchase of 20% or more of the consolidated assets of Bengal and its Subsidiaries or 20% or more of any class of equity or voting securities of Bengal or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Bengal or (b) any merger, consolidation, share exchange, business combination or other similar transaction involving Bengal or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets or earning power of Bengal or (c) any transaction or arrangement where 20% of the revenue or earnings of Bengal is transferred outside of the current ownership of Bengal by means of a management fee, direct participation or otherwise, in each of clauses (a), (b) and (c) directly or indirectly, however structured and including by means of a Contribution (as defined in the TWEAN Agreement).

“Bengal Benefit Plans” has the meaning set forth in Section 3.14(a).

“Bengal Business” means the business of directly or indirectly owning (wholly or partially) and operating cable and/or communications systems that provide customers with analog and digital multichannel video programming services, high-speed internet services, digital voice services and other cable, communications and/or voice services in the geographic areas listed in Section 1.1(b) of the A/N Disclosure Schedule and other revenue-generating activities of Bengal and its Subsidiaries, including any local news networks.

“Bengal Business Employee” has the meaning set forth in Section 5.7(a).

“Bengal Demising Lease” has the meaning set forth in Section 3.12(a).

“Bengal Franchise” means each franchise, as such term is defined in the Communications Act, granted by a Government Entity authorizing the construction, upgrade, maintenance and operation of any part of the Bengal Systems.

“Bengal Fundamental Representations” means the representations and warranties of A/N set forth in the second sentence of Section 3.1(b), Section 3.1(c) and Section 3.1(d) (Equity Interests); Section 3.2 (Authorization); Section 3.5 (Binding Effect); and Section 3.26 (Finders’ Fee).

“Bengal Governmental Authorizations” means all Bengal Franchises, licenses, permits, certificates, filings, registrations and other authorizations and approvals that Bengal or any of its Subsidiaries is required to obtain from, or make with, any Government Entity.

“Bengal IT Assets” means any and all computers, computer software (including any related code), firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by Bengal or its Subsidiaries or licensed or leased to Bengal or its Subsidiaries (excluding any public networks).

“Bengal Labor Agreement” has the meaning set forth in Section 3.15(b).

“Bengal Lease” means any lease, license agreement, sublease, other occupancy agreement, tenancy or right to occupy any space to which Bengal or a Subsidiary is a party, which governs the use of real property owned by Persons other than Bengal or such Subsidiary, as the case may be, in each case, which (a) requires Bengal or its Subsidiaries to pay in excess of $1,000,000 over the 12-month period following the date hereof and (b) is not a Bengal Demising Lease.

“Bengal Leased Real Property” means the real property that is the subject of any of the Bengal Leases, including any leasehold improvements related to such Bengal Lease and all easements, rights-of-way, appurtenances and other rights benefiting such real property.

“Bengal Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a third party and licensed or sublicensed to Bengal or any of its Subsidiaries or for which Bengal or any of its Subsidiaries has obtained a covenant not to be sued.

“Bengal Material Adverse Effect” means an effect that (a) is materially adverse to the business, results of operations, financial condition, cash flows, assets or liabilities of Bengal and its Subsidiaries, taken as a whole, excluding any such effect to the extent resulting from or arising out of: (i) any change in international, national, regional or industry-wide economic or business conditions (including financial and capital market conditions); (ii) changes or conditions generally affecting the multichannel video programming, high-speed data or telephony industries; (iii) any attack on, or by, outbreak or escalation of hostilities or acts of war, sabotage or terrorism or natural disasters or any other national or international calamity, except to the extent any of the foregoing causes any damage or destruction to or renders unusable any facility or property of Bengal or any of its Subsidiaries; (iv) the execution of this Agreement or the announcement, pendency or consummation of the transactions contemplated by this Agreement (including, in each case, the impact thereof on, any loss of, or adverse change in, the relationship, contractual or otherwise, of Bengal and/or its Subsidiaries with their employees, customers, distributors, partners or suppliers or any other Persons with whom they transact business that is proximately caused thereby) (provided that this clause (iv) shall not apply to Sections 3.2, 3.3, 3.4 and 3.14(f)); (v) any failure by Bengal or any of its Subsidiaries, in and of itself, to meet any internal or published projections, forecasts or predictions in respect of financial performance, including revenues, earnings or cash flows, for any period (it being understood that this clause (v) shall not prevent any party from asserting that any fact, change, event, occurrence or effect that may have given rise or contributed to such failure may be taken into account in determining whether there has been a Bengal Material Adverse Effect); (vi) any actual or proposed change in Law or interpretations thereof; (vii) changes in GAAP (or authoritative interpretation thereof); or (viii) compliance with the terms of, or the taking of any action required by, or the failure to take any action prohibited by, this Agreement (provided that this clause (viii) shall not apply to any obligation to operate in the Ordinary Course set forth in this Agreement); provided, that notwithstanding the foregoing, clauses (i), (ii), (iii), (vi) and (vii) shall not apply to the extent that the adverse effect on Bengal and/or its Subsidiaries resulting from or arising out of the matters described therein is disproportionate relative to the adverse effects on the other participants in the multichannel video programming, high-speed data or telephony industries in the United States, but, in such event, only the incremental disproportionate impact of such changes, conditions, circumstances or developments shall (unless otherwise excluded from the definition of Bengal Material Adverse Effect) be taken into account in determining whether there has been a Bengal Material Adverse Effect; or (b) would prevent A/N or Bengal or any of their respective Affiliates from consummating the transactions contemplated by this Agreement.

“Bengal Material Contracts” has the meaning set forth in Section 3.11(a).

“Bengal Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned or purported to be owned by Bengal or any of its Subsidiaries.

“Bengal Owned Real Property” means the real property owned by Bengal or its Subsidiaries, including any and all buildings, plants, structures and improvements located thereon, fixtures attached thereto and all easements, rights-of-way, appurtenances and other rights benefiting such real property.

“Bengal Related Person” has the meaning set forth in Section 3.27.

“Bengal State Communications Authorizations” means the authorizations granted or issued to Bengal or its Subsidiaries by a State Regulatory Authority to provide Communications Services listed in Section 1.1(c) of the A/N Disclosure Schedules.

“Bengal System” means any System that is used in the operation of the Bengal Business.

“Bengal’s Knowledge” or any similar phrase, means the actual knowledge of the following employees or Representatives of Bengal and its Affiliates: Steve Miron, Nomi Bergman, William Futera, Pam Hagan, Art Steinthauer and Leo Cloutier.

“Books and Records” means all books, ledgers, files, reports, plans, records, manuals, maps, engineering data and test results held by A/N, Bengal or any of their respective Affiliates that relate to Bengal and its Subsidiaries, the Bengal Systems and the Bengal Business which are in existence on the Closing Date.

“Burdensome Condition” has the meaning set forth in Section 5.5(e).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cash Consideration” means $2.014 billion.

“Cash Long-Term Award” has the meaning set forth in Section 5.7(f)(ii).

“Cash-Based Plans” means the Amended Advance/Newhouse Partnership Option Plan and the Advance/Newhouse Partnership Full Value Shares Plan.

“Certificate Amendment” has the meaning set forth in Section 2.1.

“Cheetah” has the meaning set forth in the Preamble.

“Cheetah 401(k) Plan” has the meaning set forth in Section 5.7(d).

“Cheetah Certificate” means the Amended and Restated Certificate of Incorporation of Cheetah.

“Cheetah Consents” means all contractual, constitutional, governmental or quasi-governmental consents, approvals, waivers, authorizations, notices and filings required to be obtained by Cheetah or any of its Affiliates from, or to be given by Cheetah or any of its Affiliates to, or made by Cheetah or any of its Affiliates with, any Person in connection with the execution, delivery and performance by Cheetah of this Agreement, other than those the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Cheetah Material Adverse Effect.

“Cheetah Disclosure Schedule” means the Cheetah Disclosure Schedule of even date herewith delivered by Cheetah to A/N in connection with the execution and delivery of this Agreement.

“Cheetah Flex Plan” has the meaning set forth in Section 5.7(e)(i).

“Cheetah Franchise” means each franchise, as such term is defined in the Communications Act, granted by a Government Entity authorizing the construction, upgrade, maintenance and operation of any part of the Cheetah Systems.

“Cheetah Fundamental Representations” means the representations and warranties of Cheetah set forth in Section 4.2(b) (Equity Interests); Section 4.3 (Authorization); Section 4.6 (Binding Effect); and Section 4.11 (Finders’ Fee).

“Cheetah Governmental Authorizations” means all Cheetah Franchises, licenses, permits, certificates, filings, registrations and other authorizations and approvals that Cheetah or any of its Subsidiaries is required to obtain from, or make with, any Government Entity.

“Cheetah Holdco” has the meaning set forth in the Preamble.

“Cheetah Holdco Preferred Units” mean Preferred Units of Cheetah Holdco, with the terms set forth on Exhibit B hereto.

“Cheetah Indemnitees” has the meaning set forth in Section 7.2.

“Cheetah Material Adverse Effect” means an effect that (a) is materially adverse to the business, results of operations, financial condition, cash flows, assets or liabilities of Cheetah and its Subsidiaries, taken as a whole, excluding any such effect to the extent resulting from or arising out of: (i) any change in international, national, regional or industry-wide economic or business conditions (including financial and capital market conditions); (ii) changes or conditions generally affecting the multichannel video programming, high-speed data or telephony industries; (iii) any attack on, or by, outbreak or escalation of hostilities or acts of war, sabotage or terrorism or natural disasters or any other national or international calamity, except to the extent any of the foregoing causes any damage or destruction to or renders unusable any facility or property of Cheetah or any of its Subsidiaries; (iv) the execution of this Agreement or the announcement, pendency or consummation of the transactions contemplated by this Agreement, the Comcast Agreement or the Comcast-TWC Agreement (including, in each case, the impact thereof on, any loss of, or adverse change in, the relationship, contractual or otherwise, of Cheetah and/or its Subsidiaries with their employees, customers, distributors, partners or suppliers or any other Persons with whom they transact business that is proximately caused thereby) (provided that this clause (iv) shall not apply to Sections 4.3 and 4.4); (v) any failure by Cheetah or any of its Subsidiaries, in and of itself, to meet any internal or published projections, forecasts or predictions in respect of financial performance, including revenues, earnings or cash flows, for any period (it being understood that this clause (v) shall not prevent any party from asserting that any fact, change, event, occurrence or effect that may have given rise or contributed to such failure may be taken into account in determining whether there has been a Cheetah Material Adverse Effect); (vi) any actual or proposed change in Law or interpretations thereof; (vii) changes in GAAP (or authoritative interpretation thereof); (viii) any change in the price of the Cheetah Class A Common Stock on the NASDAQ (it being understood that this clause (viii) shall not prevent any party from asserting that any fact, change, event, occurrence or effect that may have given rise or contributed to such change may be taken into account in determining whether there has been a Cheetah Material Adverse Effect); or (ix) compliance with the terms of, or the taking of any action required by, or the failure to take any action prohibited by, this Agreement (provided that this clause (ix) shall not apply to any obligation to operate in the Ordinary Course set forth in this Agreement); provided , that notwithstanding the foregoing, clauses (i), (ii), (iii), (vi) and (vii) shall not apply to the extent that the adverse effect on Cheetah and/or its Subsidiaries resulting from or arising out of the matters described therein is disproportionate relative to the adverse effects on the other participants in the multichannel video programming, high-speed data or telephony industries in the United States, but, in such event, only the incremental disproportionate impact of such changes, conditions, circumstances or developments shall (unless otherwise excluded from the definition of Cheetah Material Adverse Effect) be taken into account in determining whether there has been a Cheetah Material Adverse Effect; or (b) would prevent any Cheetah Party from consummating the transactions contemplated by this Agreement.

“Cheetah Parties” has the meaning set forth in the Preamble.

“Cheetah Plans” has the meaning set forth in Section 5.7(b)(ii).

“Cheetah SEC Filings” has the meaning set forth in Section 4.7(a).

“Cheetah Stockholder Approvals” means, collectively, (a) (i) the affirmative vote of the holders of a majority of the outstanding shares of Cheetah Class A Common Stock and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Cheetah Class A Common Stock, excluding the Larry Shares, in favor of the Certificate Amendment; (b) the affirmative vote of the holders of a majority of the outstanding shares of Cheetah Class A Common Stock, excluding the Larry Shares, in favor of the effectiveness of those provisions of the Stockholders Agreement that, by their terms, are to be effective upon the Closing; (c) the affirmative vote of the holders of a majority of the outstanding shares of Cheetah Class A Common Stock, excluding the Larry Shares, in favor of the Larry Stock Issuance; and (d) the affirmative vote of the holders of a majority of the votes cast by holders of Cheetah Class A Common Stock in favor of the Larry Stock Issuance and the A/N Issuance, in each case at the Cheetah Stockholder Meeting.

“Cheetah Stockholder Meeting” has the meaning set forth in Section 5.11(a).

“Cheetah System” means any System that is used in the operation of the business of Cheetah or its Subsidiaries.

“Cheetah’s Knowledge” or any similar phrase, means the actual knowledge of the following employees of Cheetah and its Affiliates: Thomas M. Rutledge, John Bickam, Christopher L. Winfrey and Richard Dykhouse.

“Chosen Courts” has the meaning set forth in Section 9.8.

“Closing” has the meaning set forth in Section 2.1.

“Closing Date” means the time at which and the date on which the Closing actually occurs.

“COBRA Coverage” has the meaning set forth in Section 5.7(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Comcast Agreement” means the Comcast/Cheetah Transactions Agreement, dated as of April 25, 2014, by and between Comcast Corporation and Cheetah, consistent in all material respects with the description thereof in the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date.

“Comcast-TWC Agreement” means the Agreement and Plan of Merger, dated as of February 12, 2014, among Time Warner Cable Inc., Comcast Corporation and Tango Acquisition Sub, Inc.

“Communications Act” means the Communications Act of 1934, including the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996, each as amended.

“Communications Laws” means the Communications Act, all applicable local and state Laws regulating the cable and/or communications businesses or services and the rules and regulations promulgated under the foregoing.

“Communications Services” means voice services and any other services over which a state has asserted regulatory jurisdiction.

“Confidentiality Agreement” means the non-disclosure agreement by and between Cheetah and Bengal, dated August 1, 2014.

“Continuing Employees” has the meaning set forth in Section 5.7(a).

“Contracts” means all agreements, contracts, purchase orders, arrangements, commitments and licenses (other than this Agreement, Bengal Franchises, Cheetah Franchise, Bengal Leases or Bengal Demising Leases), whether written or oral.

“Contribution” has the meaning set forth in the Recitals.

“Controlling Party” has the meaning set forth in Section 7.5(d).

“Counter-Offer” means a counter-offer made by TWCE to A/N, which counter-offer shall constitute a “proper counter-offer” pursuant to Section 8.3(c) of the TWEAN Agreement.

“Deal Litigation” has the meaning set forth in Section 5.13(b).

“Deductible” has the meaning set forth in Section 7.4(a).

“Digital Customer” means a customer who receives digital video services as reflected in Bengal’s billing system.

“Direct Claim” has the meaning set forth in Section 7.5(c).

“Employees” means, with respect to a Person, all of the following:

(a) all persons who are active employees of such Person or a Subsidiary of such Person on the Closing Date, including such employees who are on vacation or a regularly scheduled day off from work; provided , that employees of such Person or such Subsidiary who are on temporary leave for purposes of jury or annual national service/military duty shall be deemed to be active employees;

(b) employees of such Person or a Subsidiary of such Person who are on nonmedical leaves of absence on the Closing Date; provided , that no such employee shall be guaranteed reinstatement to active service if his return to employment is contrary to the terms of his leave, unless otherwise required by applicable Law (for purposes of the foregoing, nonmedical leave of absence shall include maternity or paternity leave, leave under the Family and Medical Leave Act of 1993 or any comparable state Law, educational leave, military leave with veteran’s reemployment rights under federal or state Law, or personal leave, unless any of the foregoing is determined to be a medical leave); and

(c) employees of such Person or a Subsidiary of such Person who are on disability or medical leave on the Closing Date.

“Encumbrance” means any lien, pledge, charge, claim, encumbrance, security interest, option, right of first refusal, mortgage, deed of trust, easement, right of way, encroachment or other restriction.

“End Date” has the meaning set forth in Section 8.2(a).

“Environmental Law” means any Law (including common law) and any Bengal Governmental Authorization relating to the protection of human health or safety as it relates to environmental matters or the environment (including air, surface water, groundwater, drinking water supply, and surface or subsurface land or structures) or the regulation of Hazardous Substances.

“Equity Consideration” means the Cheetah Holdco Preferred Units, Cheetah Holdco Class B Common Units and New Cheetah Class B Common Stock to be issued to A/N at the Closing pursuant to Section 2.3(a).

“Equity Interest” means, with respect to any Person, any share or other similar interest, however designated, in the equity of such Person, including capital stock, partnership interests, membership interests, and any option or warrant with respect thereto and any other right to acquire any such interest and any securities or other rights convertible into, or exercisable or exchangeable for, any such interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is, or at any applicable time was, a corporation or trade or business (whether or not incorporated) under common control or treated as a single employer within the meaning of Sections 414(b), 414(c), 414(m) or 414(o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” means the Exchange Agreement between New Cheetah, Cheetah Holdco and A/N, to be entered into at the Closing.

“Excluded Assets” means all assets attributable to the Bengal Benefit Plans that are Pension Plans.

“Excluded Liabilities” means:

(a) all Liabilities attributable to Pension Plans or Multiemployer Plans, in each case, sponsored, maintained, contributed to or required to be contributed to, by A/N, Time Warner Cable Inc., the TWEAN Partnership and each of their respective ERISA Affiliates, including any Liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code and (iv) corresponding or similar provisions of foreign Laws;

(b) all Liabilities that remain with or are assigned to A/N or its Affiliates pursuant to Section 5.7, including any Liabilities related to any Cash Long-Term Awards outstanding on the date hereof;

(c) all Liabilities of A/N, any A/N Beneficial Owner or any of their respective Affiliates to the extent not primarily related to the Bengal Business;

(d) all Liabilities for any Excluded Taxes;

(e) all obligations of A/N, any A/N Beneficial Owner or any of their respective Affiliates to any advisor, underwriter, lender, investment banker, broker, finder or other intermediary in connection with any contemplated underwriting, refinancing, recapitalization, change in terms of indebtedness for borrowed money, change in control transaction, or similar matter, including in connection with this Agreement and the transactions contemplated hereby (including UBS Investment Bank, Sullivan & Cromwell LLP, Sabin, Bermant and Gould LLP and KPMG LLP);

(f) all obligations to Bengal Related Persons (other than Bengal and its Subsidiaries), including in respect of any management, advisory or other fees, preferential payments, or obligations of any kind, other than obligations pursuant to the agreements set forth on Section 1.1(d) of the A/N Disclosure Schedule or ordinary course payroll and benefits obligations;

(g) all Liabilities relating to claims by or on behalf of A/N, any A/N Beneficial Owner or any of their respective Affiliates arising at any time, whether before or after the Closing, whether relating to the Bengal Business or otherwise (other than any claims by any party to this Agreement or the Transaction Agreements under this Agreement or any of the Transaction Agreements);

(h) all Indebtedness other than trade working capital incurred in the Ordinary Course; and

(i) all Liabilities relating to any distribution or payment or other transaction with any A/N Beneficial Owner.

“Excluded Taxes” means (a) any Taxes of, or required to be paid by, the TWEAN Partnership or any of its Affiliates (other than Bengal and its Subsidiaries) or in respect of the Excluded Assets for any period, (b) any Taxes resulting from the Restructuring or otherwise from the transactions described in or taken pursuant to

Sections 5.14 or 5.15, (c) any Taxes of A/N, except for any payroll, employment, social security (or similar), unemployment, disability and similar Taxes of A/N for or applicable to the Pre-Closing Tax Period, (d) Taxes based on income, franchise, net worth, gross receipts, profit or revenue (but not including sales, cable franchise fees, or similar transaction Taxes) of, relating to or in respect of Bengal and its Subsidiaries, the Bengal Business or the Specified Assets for or applicable to the Pre-Closing Tax Period, (e) any Transfer Taxes or Sales Taxes for which A/N is responsible pursuant to Section 5.6(a), (f) any Taxes for which Bengal or any of its Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) by reason of such entity having been a member of any consolidated, combined, unitary, or affiliated Tax group, as a transferee or successor, by contract or otherwise for or applicable to the Pre-Closing Tax Period, (g) any obligation or other liability, obligation or commitment of Bengal or any of its Subsidiaries to indemnify any other Person in respect of or relating to Taxes or to pay an amount pursuant to any Tax sharing, allocation, indemnity or similar agreement or arrangement entered into at or prior to the Closing Date, (h) Taxes arising out of, attributable to, relating to or resulting from the failure of the certificates delivered pursuant to Section 2.5(a)(ii) to be true and correct at and as of the Closing Date and (i) any costs and expenses, including reasonable legal fees and expenses, attributable to any item in clauses (a)-(h). For purposes of this Agreement, in the case of any Straddle Period, Taxes for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

“FCC” means the U.S. Federal Communications Commission.

“FCC Licenses” means all licenses, authorizations, permits and consents issued by the FCC and held by Bengal or its Subsidiaries and/or used in the Bengal Business.

“Final Determination” has the meaning set forth in Section 7.7.

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Fixtures and Equipment” means all furniture, furnishings, vehicles, equipment, computers, tools, electronic devices, towers, trunk and distribution cable, decoders and spare decoders for scrambled satellite signals, amplifiers, power supplies, conduits, vaults and pedestals, grounding and pole hardware, installed subscriber devices (including drop lines, converters, encoders, transformers behind television sets and fittings), headends and hubs (origination, transmission and distribution systems), hardware and closed circuit devices and other tangible personal property (other than inventory), wherever located.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Antitrust Entity” means any Government Entity with jurisdiction over the enforcement of any U.S. Antitrust Law or other similar Law.

“Government Entity” means the United States or any federal, state or local or foreign court, authority, agency, administrative or regulatory body or other governmental or quasi-governmental entity with competent jurisdiction.

“Hazardous Substances” means any regulated, toxic substance, hazardous substance, hazardous waste, pollution, pollutant or contaminant, or any release thereof as defined or referred to in any Environmental Law, as well as words of similar purport or meaning referred to in any other Law, including radon, asbestos or any asbestos-containing material, polychlorinated biphenyls, radioactive materials, urea formaldehyde, mold, lead and petroleum products and petroleum-based derivatives. Where one Law defines any of these terms more broadly than another, the broader definition shall apply.

“High-Speed Data Customer” means a “High-Speed Data Customer” as determined for purposes of the Audited Financial Statements.

“Higher Cap” has the meaning set forth in Section 7.4(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means, as of any particular time, the amount equal to the sum (without any double-counting) of the following obligations (whether or not then due and payable), to the extent they are of Bengal or any of its Subsidiaries or guaranteed or otherwise directly or contingently liable by Bengal or any of its Subsidiaries, including through the grant of a security interest upon any of Bengal’s assets: (a) outstanding indebtedness for borrowed money owed to third parties, (b) accrued interest, fees, premiums, penalties, make-whole amounts and other obligations relating to the foregoing payable in connection with the repayment thereof, (c) all obligations for the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, releases of “holdbacks” or similar payments, but excluding any such obligations to the extent there is Operating Cash being held in escrow exclusively for purposes of satisfying such obligations), other than obligations in respect of deferred marketing support, (d) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible), (e) all obligations under indentures or arising out of any financial hedging, swap or similar arrangements, (f) all obligations as lessee that would be required to be capitalized in accordance with GAAP, and (g) all obligations of Bengal in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction, provided, that the obligations described in this clause (g) shall be considered Indebtedness only to the extent that amounts actually are owing pursuant thereto or would be owing pursuant thereto with notice or lapse of time or both with respect to a matured or unmatured default.

“Indemnified Party” has the meaning set forth in Section 7.5.

“Indemnifying Party” has the meaning set forth in Section 7.5.

“Insurance Policies” has the meaning set forth in Section 3.29.

“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights throughout the world, including all (a) patents and patent applications of any type issued or applied for in any jurisdiction, including all provisionals, nonprovisionals, divisions, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such registration, patent or patent application, (b) trademarks, service marks, trade dress, logos, brand names, certification marks, domain names, trade names, corporate names and other indications of origin, whether or not registered, in any jurisdiction, and all registrations and applications for registration of the foregoing in any jurisdiction, and all goodwill associated with the foregoing, (c) copyrights (whether or not registered) and registrations and applications for registration thereof in any jurisdiction, including all derivative works, moral rights, renewals, extensions or reversions associated with such copyrights, regardless of the medium of fixation or means of expression, (d) know-how, trade secrets and other proprietary or confidential information and any and all rights in any jurisdiction to limit the use or disclosure thereof by any Person and (e) database rights, industrial designs, industrial property rights.

“Internal Controls” has the meaning set forth in Section 3.6(c).

“IRS” means the U.S. Internal Revenue Service.

“Larry” has the meaning set forth in the Recitals.

“Larry Shares” means the shares of Cheetah Class A Common Stock Beneficially Owned by Larry or any Affiliate (as defined in the Cheetah Certificate) or Associate of Larry.

“Larry Stock Issuance” means the issuance of shares of New Cheetah Class A Common Stock to Larry pursuant to Section 2.1 of the Stockholders Agreement.

“Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree enacted, issued, promulgated or entered by a Government Entity, as in effect as of the applicable time.

“LFA” means a local franchising authority with jurisdiction over the Bengal Franchises or the Cheetah Franchises.

“LFA Approvals” means all consents, approvals or waivers required to be obtained from Government Entities with respect to the change in control of Bengal Franchises in connection with the Contribution.

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind however arising, whether fixed or contingent and whether or not matured, accrued, asserted, known, determined, determinable or required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“LIBOR” means the thirty (30) day London interbank offered rate for U.S. dollars.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Cheetah Holdco, by and among New Cheetah, A/N, and Cheetah Holdco, to be entered into at the Closing.

“Losses” means damages, losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, Taxes, interest, penalties, costs and expenses (including costs of investigation, court costs and other costs of litigation and arbitration, and reasonable attorneys’ fees and out-of-pocket disbursements), including in respect of the enforcement of indemnification rights hereunder.

“Lower Cap” has the meaning set forth in Section 7.4(a).

“Matching Offer” means a binding offer that complies with the requirements set forth in Section 8.3(e) of the TWEAN Agreement.

“Minority Interests” has the meaning set forth in Section 3.1(e).

“Membership Interests” has the meaning set forth in the Recitals.

“Multiemployer Plan” has the meaning set forth in Section 3.14(a).

“NASDAQ” means the NASDAQ Global Select Market.

“New Cheetah” has the meaning set forth in the Preamble.

“New Cheetah Class A Common Stock” means the Class A common stock of New Cheetah.

“New Cheetah Class B Common Stock” means the Class B common stock of New Cheetah, which shall have the terms set forth in the Amended and Restated Certificate.

“New Cheetah Registration Statement” means the Registration Statement on Form S-4 filed by New Cheetah with the SEC to effect the registration of the New Cheetah Class A Common Stock to be issued pursuant to the Spinco Merger Agreement, as such registration statement may be amended or supplemented from time to time.

“Non-Controlling Party” has the meaning set forth in Section 7.5(d).

“Non-Operating Cash” means all cash other than Operating Cash.

“Operating Budget” means the annual operating budget for the ownership and operation of the Bengal Business.

“Operating Cash” means (i) all cash sitting in or still in the process of being cleared in the operating bank accounts of Bengal and its Subsidiaries that are used for the purpose of collecting and disbursing cash as part of the ongoing daily operation of the Bengal Business and form part of the daily cash concentration process pursuant to which any cash remaining at the end of each Business Day is automatically swept in the Ordinary Course to an account holding Non-Operating Cash (it being understood that such cash shall become Non-Operating Cash only if and to the extent it is so swept in the Ordinary Course or is swept cash that had been posted as collateral in respect of letters of credit) and (ii) all cash posted as collateral for lease obligations, FLA commitments, rights of way, insurance and surety deposits or any other similar such deposits posted as security for payment obligations (but excluding, for the avoidance of doubt, all cash that had been posted as collateral in respect of letters of credit).

“Ordinary Course” means the ordinary course of business consistent with past practices.

“Pension Plan” means any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA).

“Permitted Encumbrances” means (i) Encumbrances reflected or reserved against or otherwise disclosed in the balance sheet included in the Audited Financial Statements; (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s liens, or other similar common law or statutory Encumbrances arising or incurred in the Ordinary Course for sums not yet due and payable or which are being contested by appropriate proceedings; (iii) liens for Taxes, assessments, levies, fees and other governmental charges not yet due and payable, that are due but not delinquent or that are being contested in good faith by appropriate proceedings; (iv) with respect to real property, (A) easements, licenses, covenants, rights-of-way, rights of re-entry and other similar restrictions or defects of title that, in each case, individually or in the aggregate do not materially impair the operation of the property subject thereto or the Bengal Business, (B) any conditions that are reflected in the public records or would be shown by a survey or other similar report of the real property, (C) zoning, building, subdivision and other similar requirements and restrictions as it is currently operated, (D) (x) Bengal Leases, (y) Bengal Demising Leases, and (z) other occupancy agreements and, in each case, any matters referred to therein, and (E) landlords’ liens made in the Ordinary Course for amounts not yet due and payable or that are being contested in good faith by appropriate proceedings; (v) rights reserved to any Government Entity to regulate the affected property that do not materially affect the operation of the property subject thereto or the Bengal Business; and (vi) Encumbrances incurred in the Ordinary Course in connection with workers’ compensation and unemployment insurance or similar Laws.

“Person” means an individual, corporation, partnership, association, limited liability company, Government Entity, joint venture, trust or other entity or organization.

“Pre-Closing Tax Period” means any complete taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Proximate Cause Party” has the meaning set forth in Section 8.2(a).

“Proxy Statement” has the meaning set forth in Section 5.11(b).

“Registration Rights Agreement” means the Registration Rights Agreement by and among New Cheetah and A/N, to be entered into at the Closing.

“Regulatory Conditions” has the meaning set forth in Section 6.1(d).

“Representatives” means, as to any Person, the officers, directors, managers, employees, Affiliates, legal counsel, accountants, financial advisors, financing sources, hedge providers, consultants and other agents and advisors of such Person and its Affiliates.

“Required Minimum Price” has the meaning set forth in the TWEAN Agreement.

“Required Regulatory Approvals” has the meaning set forth in Section 5.5(a).

“Required State Communications Authorizations” means the issuance of State Communications Authorizations to Cheetah as required for Cheetah to provide Communications Services in the Bengal Systems following the Closing.

“Restructuring” means the transactions contemplated by Section 5.14.

“Sales Tax” means any sales, use, value added or similar Taxes and fees that may be imposed or assessed as a result of the Contribution, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separation Agreement” means the Separation Agreement to be entered into by and among Comcast Corporation and Midwest Cable, Inc., consistent in all material respects with the description thereof in the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date.

“Services Agreement” means the Services Agreement, dated as of August 1, 2002, by and between Time Warner Entertainment Company, L.P., A/N, TWEAN Subsidiary LLC and the Selected Business, including all amendments thereto.

“Specified Assets” means assets having a value equal to the shares of New Cheetah Class B Common Stock to A/N to be issued pursuant to Section 2.3.

“Spinco Merger Agreement” means the Agreement and Plan of Merger, to be entered into by and among, among others, Midwest Cable, Inc., Cheetah, New Cheetah, and Comcast Corporation, on terms consistent in all material respects with the description thereof in the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date.

“State Communications Authorization” means an authorization granted or issued by a State Regulatory Authority to provide Communications Services.

“State Regulatory Authority” means any state Government Entity with authority over the provision of Communications Services.

“Stockholders Agreement” has the meaning set forth in the Recitals.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person.

“System” means any cable or communications system.

“System Reports” has the meaning set forth in Section 5.1(f).

“Tax” or “Taxes” means all federal, state, local or non-U.S. taxes, charges, fees, duties, levies or other assessments including income, gross receipts, stamp, occupation, premium, environmental, windfall profits, value added, severance, property, production, sales, use, transfer, registration, duty, license, excise, franchise, payroll, employment, social security (or similar), unemployment, disability, withholding, alternative or add-on minimum, estimated, or other taxes, whether disputed or not, imposed by any Government Entity, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Claim” has the meaning set forth in Section 7.5(d).

“Tax Matters Agreement” means the Tax Matters Agreement by and among Cheetah and A/N, to be entered into at the Closing.

“Tax Returns” means all returns, reports, declarations, claims for refunds, or information return or statements required to be filed with respect to Taxes, including any schedules or attachments thereto, or amendments thereof.

“Third Party Claim” has the meaning set forth in Section 7.5(a).

“Title Company” has the meaning set forth in Section 5.8.

“Transaction Agreements” means the Exchange Agreement, the Registration Rights Agreement, the LLC Agreement, the Stockholders Agreement and the Tax Matters Agreement.

“Transfer Taxes” means federal, state, local or foreign or other excise, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the Contribution, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“TWCE” has the meaning set forth in Section 3.2.

“TWCE Agreement” means any Contract to which TWCE or any of its Affiliates is a party and under which Bengal or any of its Subsidiaries is or is intended to be a beneficiary as of the date of this Agreement and under which it will no longer be a beneficiary from and after (following the conclusion of any transition period provided for in such Contract) any of the following: (x) the consummation of the transactions contemplated by the Comcast-TWC Agreement, (y) a dissolution of the TWEAN Partnership or (z) the consummation of the transactions contemplated by this Agreement.

“TWEAN Agreement” means the Third Amended and Restated Partnership Agreement of TWEAN Partnership, dated as of December 31, 2002, including all amendments thereto.

“TWEAN Documents” means the TWEAN Agreement, the Services Agreement, any amendments to, supplements to or binding interpretations of the foregoing and all other Contracts affecting the rights of the parties under the foregoing.

“TWEAN Partnership” has the meaning set forth in the Recitals.

“Video Customer” means a “Video Customer” as determined for purposes of the Audited Financial Statements.

“Voice Customer” means a “Voice Customer” as determined for purposes of the Audited Financial Statements.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or equivalent applicable Law in any other jurisdiction in which the parties hereto employ or have employed any current or former employees.

“Welfare Benefits” means the type of benefits described in Section 3(1) of ERISA (whether or not covered by ERISA).

Section 1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Section 1.3 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection, Exhibit, Schedule or Annex shall refer, respectively, to the applicable Section, Subsection, Exhibit, Schedule or Annex of or to this Agreement;

(e) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender include each other gender;

(g) the phrase “as of the date hereof” shall mean as of the date of this Agreement; and

(h) the phrase “made available” shall mean uploaded to the secured websites maintained by Merrill on behalf of Cheetah or Bengal, respectively, named “Cheetah to Bengal” and “Project Silver Sunshine”, respectively, prior to 5:00 p.m. New York City time on the day prior to the date hereof.

ARTICLE II.

PURCHASE AND SALE; CLOSING

Section 2.1 Closing. Upon the terms and subject to the conditions set forth in Article VI, the closing of the Contribution (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz located at 51 West 52nd Street, New York, NY 10019 at 10:00 a.m. (Eastern Time) on (a) the date that is five (5) Business Days following the first date on which all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the terms hereof or (b) at such other time and place as Cheetah and A/N shall agree. Concurrently with and effective as of the Closing, New Cheetah shall duly execute and file the Amended and Restated Certificate with the Delaware Secretary of State (the “Certificate Amendment”).

Section 2.2 Contribution. At the Closing:

(a) A/N shall contribute, assign, convey, transfer and deliver to Cheetah Holdco all of A/N’s right, title and interest in and to (i) the Membership Interests and (ii) any property, assets or other rights (whether tangible or intangible) (other than Excluded Assets and Non-Operating Cash) primarily relating to the Bengal Business or otherwise reflected on the Audited Financial Statements or the notes relating thereto (the “Bengal Assets”) that are owned by A/N, any A/N Beneficial Owner or any of their respective Affiliates (other than Bengal and its controlled Affiliates), and Cheetah Holdco shall accept such contribution, assignment, conveyance, transfer and delivery, upon the terms and subject to the conditions set forth in this Agreement, it being agreed and understood that substantially all of the Bengal Assets (other than the Specified Assets contributed by A/N to New Cheetah pursuant to clause (b)) shall, at the time of the Closing, be owned by Bengal and its controlled Affiliates.

(b) A/N shall contribute, assign, convey, transfer and deliver to New Cheetah all of A/N’s right, title and interest in and to the Specified Assets, and New Cheetah shall accept such contribution, assignment, conveyance, transfer and delivery, upon the terms and subject to the conditions set forth in this Agreement.

(c) A/N shall not contribute, assign, convey, transfer or deliver to any Cheetah Party and no Cheetah Party shall accept any contribution, assignment, conveyance, transfer and delivery, of any of A/N’s or any of A/N’s Affiliates’ right, title, or interest with respect to the Excluded Assets, and no Cheetah Party shall assume or be liable for, or pay, perform or discharge any Excluded Liabilities.

Section 2.3 Payment of Consideration.

(a) At the Closing:

(i) Cheetah Holdco shall pay the Cash Consideration and issue Cheetah Holdco Preferred Units with a face amount of $2.5 billion and 33,387,801 Cheetah Holdco Class B Common Units to A/N, in consideration of the Membership Interests; and

(ii) New Cheetah shall issue 892,042 shares of New Cheetah Class B Common Stock to A/N, in consideration of the Specified Assets.

(b) The Cash Consideration shall be paid by wire transfer of immediately available funds, as instructed and to the accounts indicated by A/N, such instructions and indication to be delivered to Cheetah Holdco in writing at least five (5) Business Days prior to the Closing.

Section 2.4 Withholding Rights. New Cheetah, Cheetah and Cheetah Holdco will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as Cheetah or Cheetah Holdco is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and pay such withholding amount over to the appropriate taxing authority. To the extent that amounts are so deducted and withheld by New Cheetah, Cheetah or Cheetah Holdco, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Each of New Cheetah, Cheetah and Cheetah Holdco, on the one hand, and A/N, on the other hand, shall inform the other as soon as reasonably practicable after becoming aware of any obligation to make any such deduction or withholding. The parties shall cooperate to eliminate or reduce any such deduction or withholding to the extent permitted by applicable Law and provided that such cooperation does not adversely affect either party.

Section 2.5 Closing Deliveries.

(a) At or prior to the Closing, A/N shall deliver or cause to be delivered to Cheetah the following:

(i) the certificate to be delivered pursuant to Section 6.2(e);

(ii) a duly executed certificate of non-foreign status in accordance with Treasury Regulations Section l.1445-2(b)(2), in form reasonably agreed upon by the parties;

(iii) a duly executed copy of an instrument of assignment effecting the transfer and assignment of the Membership Interests to Cheetah at the Closing in form and substance reasonably satisfactory to Cheetah; and

(iv) a duly executed copy of each Transaction Agreement that A/N or any of its Affiliates is required to execute at the Closing.

(b) At or prior to the Closing, Cheetah shall deliver or cause to be delivered to A/N:

(i) the certificate to be delivered pursuant to Section 6.3(d);

(ii) a duly countersigned copy of the instrument of assignment deliverable by A/N to Cheetah pursuant to Subsection (a)(iv) of this Section 2.5; and

(iii) a duly executed copy of each Transaction Agreement that any Cheetah Party is required to execute at the Closing.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF A/N

In each case except as set forth in the correspondingly numbered section of Article III of the A/N Disclosure Schedule (it being agreed that disclosure of any item in any section of Article III of the A/N Disclosure Schedule shall be deemed to be a disclosure with respect to any other section of this Article III to which the relevance of such item is reasonably apparent on its face), A/N and, solely with respect to Section 3.18, A/NPC Holdings LLC, represent and warrant to Cheetah as follows:

Section 3.1 Organization and Qualification; Equity Interests.

(a) A/N is a general partnership duly organized, validly existing and in good standing under the laws of New York State. Bengal is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Bengal and its Subsidiaries (i) has all requisite power and authority to own, lease and operate its respective assets and to carry on the Bengal Business as currently conducted and (ii) is duly qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction, if any, where the ownership or operation of its assets or its respective conduct of the Bengal Business requires such qualification, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

(b) Other than its Subsidiaries and the Minority Interests, Bengal does not own, directly or indirectly, of record or beneficially, any outstanding Equity Interest in any Person or have the right or obligation to acquire any Equity Interest or other interest in any Person.

Bengal and its Subsidiaries own and have good and valid title to all of the Equity Interests of each of their respective Subsidiaries, free and clear of all Encumbrances (other than any transfer restrictions imposed by federal and state securities Laws). Section 3.1(b) of the A/N Disclosure Schedule sets forth a correct and complete list of all of Bengal’s Subsidiaries as of the date hereof, together with the jurisdiction of organization of each such Subsidiary and the percentage of each such Subsidiary’s outstanding Equity Interests owned by Bengal or another Subsidiary of Bengal.

(c) The Membership Interests constitute all of the issued and outstanding Equity Interests in Bengal. As of immediately prior to the Closing, A/N will have good and valid title to all of the issued and outstanding Membership Interests, free and clear of any Encumbrances (other than any transfer restrictions imposed by federal and state securities Laws). A/N is not a party to any Contract (other than this Agreement and the TWEAN Agreement) that could, directly or indirectly, restrict the transfer of, or otherwise restrict the dividend rights, sale or other disposition of, or subject to any Encumbrance, the Membership Interests. A/N is not a party to any voting trust, proxy or other agreement or understanding (other than this Agreement and the TWEAN Agreement) with respect to the voting of the Membership Interests or any other Equity Interest in Bengal. Upon the contribution, assignment, conveyance, transfer and delivery of the Membership Interests as provided in this Agreement, Cheetah will acquire good and valid title to such Membership Interests, in each case free and clear of all Encumbrances and free of any limitation or restriction on the right to vote the Membership Interests (other than any Encumbrances arising under agreements to which Cheetah or its controlled Affiliates are a party).

(d) All of the issued and outstanding Equity Interests in Bengal and each of its respective Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable, no Equity Interests of Bengal or any of its respective Subsidiaries are reserved for issuance and, as of the Closing Date, there will be no dividends or distributions with respect to any Equity Interests of Bengal that have been declared but not paid. Other than this Agreement, neither Bengal nor any of its Subsidiaries nor any of their respective Affiliates has granted any outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Bengal or any of its Subsidiaries is a party or by which Bengal or any of its Subsidiaries is bound obligating Bengal or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional Equity Interests, or obligating Bengal or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

(e) Section 3.1(e) of the A/N Disclosure Schedule sets forth a correct and complete list of all of the outstanding Equity Interests that Bengal owns, directly or indirectly, of record or beneficially, in any other Person, other than Equity Interests in Bengal’s Subsidiaries as of the date hereof (the “Minority Interests”), together with the jurisdiction of organization of each such Person and the percentage of each such Person’s outstanding Equity Interests owned by Bengal or any Subsidiary of Bengal. Bengal and its Subsidiaries own and have good and valid title to all of the Minority Interests, free and clear of all Encumbrances (other than any transfer restrictions imposed by federal and state securities Laws).

Section 3.2 Authorization. Each of A/N and A/NPC Holdings LLC has all requisite corporate or partnership power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to perform its obligations hereunder and under such Transaction Agreements. The execution, delivery and performance by A/N and A/NPC Holdings LLC of this Agreement and the Transaction Agreements to which it is a party has been duly and validly authorized by all requisite action on behalf of A/N and A/NPC Holdings LLC, and no additional partnership or limited liability action, approval or consent is required by A/N, A/NPC Holdings LLC or any direct or indirect beneficial owner of any interest in A/N (an “A/N Beneficial Owner”) in connection with the execution or delivery by A/N and A/NPC Holdings LLC of this Agreement or the Transaction Agreements to which it is a party, the performance by A/N and A/NPC Holdings LLC of their respective obligations hereunder or under the Transaction Agreements or the consummation of the transactions contemplated hereby or thereby in accordance with the terms hereof and thereof. A/N has submitted a valid Offer Notice on the date hereof pursuant to Section 8.3(a) of the TWEAN Agreement and has complied with all the other requirements of Section 8.3 of the TWEAN Agreement to begin the process required under the TWEAN Agreement in order to sell Bengal to a party other than Time Warner Cable Enterprises LLC (“TWCE”). The execution, delivery and performance of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby in accordance with their respective terms do not conflict with any provision of the TWEAN Documents. Neither A/N, Bengal nor its Subsidiaries are in breach of or default under any of the TWEAN Documents, and, to Bengal’s Knowledge, no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a default or breach by A/N, Bengal or any of its Subsidiaries under any of the TWEAN Documents. As of the date of this Agreement, neither A/N, Bengal nor any of its Subsidiaries has received any written notice of any such default or breach (other than notices of matters that have been resolved prior to the date hereof without continuing material Liability to Bengal or any of its Subsidiaries) and, to Bengal’s Knowledge, there does not exist any default or breach, and no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a default or breach, under any of the TWEAN Documents by any party thereto other than A/N, Bengal or any of its Subsidiaries.

Section 3.3 Government Approvals. Except for filings required under, and compliance with other applicable requirements of, the HSR Act, the Communications Act, LFAs and State Regulatory Authorities, no consents or approvals of, or filings, declarations or registrations with, any Government Entity are necessary for the execution, delivery and performance of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby by A/N, A/NPC Holdings LLC, Bengal or its Subsidiaries, other than such consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

Section 3.4 Non-Contravention. The execution, delivery and performance by A/N and A/NPC Holdings LLC of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate any provision of any certificate of formation, articles of organization, operating agreement or other organizational documents of A/N, A/NPC Holdings LLC, Bengal or their respective Subsidiaries or any A/N Beneficial Owner, (ii) violate, or result in any material breach of, or constitute a material default under, or result in the termination, cancellation, modification or acceleration (whether after the filing of notice or the lapse of time or both) of any material right or obligation of Bengal or any of its Subsidiaries under, or result in a loss of any material benefit to which Bengal or any of its Subsidiaries is entitled under, any Bengal Material Contract, Bengal Franchise, Bengal Lease or Bengal Demising Lease, or result in the creation of any Encumbrance on any Membership Interests or any Encumbrance other than a Permitted Encumbrance upon any material assets of Bengal or any of its Subsidiaries, or (iii) assuming the receipt or making, as applicable, of all the authorizations, consents and approvals referred to in Section 3.3, violate or result in a breach of or constitute a default under any Law to which A/N, Bengal or any of its Subsidiary is subject, or under any Bengal Governmental Authorization, except in the case of clauses (ii) and (iii), above, as would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

Section 3.5 Binding Effect. Assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a valid and legally binding obligation of A/N and A/NPC Holdings LLC enforceable against A/N and A/NPC Holdings LLC in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

Section 3.6 Financial Statements.

(a) Set forth in Section 3.6(a) of the A/N Disclosure Schedule are true and complete copies of (i) Bengal’s audited consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2014 (the “Audited Financial Statements” and, together with all quarterly and annual financial statements delivered pursuant to Sections 5.1(f)(iii), 5.1(f)(iv), 5.11 and 5.12, the “Financial Statements”) and (ii) the monthly profit statements contained in the System Reports reflecting the categories of “revenues, net” and “operating expenses, excluding depreciation and amortization expense” for each calendar month in 2015 completed twenty-five (25) days or more prior to the date hereof.

(b) The books and records of Bengal and its Subsidiaries have been maintained in accordance with GAAP and all applicable laws. The Financial Statements (i) have been prepared based on applicable books and records of Bengal and its Subsidiaries, (ii) have been prepared in accordance with GAAP and (iii) fairly present in all material respects the consolidated financial condition of Bengal and its Subsidiaries as of the respective dates thereof and the consolidated results of the operations of Bengal and its Subsidiaries for the periods indicated therein (except as noted therein and subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments), all in accordance with GAAP.

(c) Bengal and its Subsidiaries, with the assistance of A/N and its Affiliates, maintain internal controls over financial reporting (“Internal Controls”) designed to provide reasonable assurance regarding the reliability of financial reporting (and, to Bengal’s Knowledge, regarding the preparation of financial statements for external reporting purposes in accordance with GAAP), including policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Bengal and its Subsidiaries, (ii) are designed to provide reasonable assurance that transactions are recorded accurately in all material respects (and, to Bengal’s Knowledge, recorded accurately as necessary to permit preparation of financial statements in accordance with GAAP), and that receipts and expenditures of Bengal and its Subsidiaries are being made only in accordance with authorizations of management and directors of Bengal and its Subsidiaries and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Bengal and its Subsidiaries that could have a material effect on the financial statements.

(d) Bengal has made available to Cheetah correct and complete copies of all documents governing any “off balance sheet arrangements” (within the meaning of Item 303 of Regulation S-K promulgated by the SEC) in respect of Bengal and its Subsidiaries that are not disclosed in the Audited Financial Statements.

(e) Neither Bengal nor any of its Subsidiaries has at any time since January 1, 2010 been subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 3.7 Absence of Changes. Since December 31, 2014, (a) to the date of this Agreement, Bengal and its Subsidiaries have conducted the Bengal Business only in the Ordinary Course, (b) there has not been any event, occurrence, circumstance, development or condition that, individually or in the aggregate, has had or would reasonably be expected to have a Bengal Material Adverse Effect and (c) to the date of this Agreement, neither Bengal nor any of its Subsidiaries has taken any of the actions described in Section 5.2(a)(i), (ii), (iv), (v), (vi), (vii), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xviii), (xix), (xx), (xxi), (xxii) or clause (xxiii) to the extent it relates to clauses (i), (ii), (iv), (v), (vi), (vii), (x), (xi), (xii), (xiii), (xiv), (xv), (xvi), (xviii), (xix), (xx), (xxi) or (xxii).

Section 3.8 Absence of Liabilities; Indebtedness.

(a) Except as specifically reflected, reserved against or otherwise disclosed in the Audited Financial Statements, neither Bengal nor any of its Subsidiaries has any Liabilities, whether or not required to be reflected in, or disclosed in footnotes to, financial statements prepared in accordance with GAAP, other than Liabilities (i) incurred in the Ordinary Course since December 31, 2014 and on or prior to the date of this Agreement and relating to the Bengal Business; (ii) that are obligations (but excluding Liabilities arising from any breach that has occurred or indemnification with respect to matters occurring prior to the Closing Date) to be performed in the future under contracts that are (A) disclosed in the A/N Disclosure Schedule, (B) not required to be disclosed in the A/N Disclosure Schedule because their size, term or subject matter are not covered by any representations or warranties in this Article III, or (C) entered into after the date of this Agreement in accordance with this Agreement; and (iii) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Bengal Material Adverse Effect.

(b) As of Closing, Bengal and its Subsidiaries will not have any outstanding Indebtedness other than trade working capital incurred in the Ordinary Course.

Section 3.9 Litigation and Claims.

(a) As of the date hereof, there are no material pending or, to Bengal’s Knowledge, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, or proceedings, and, to Bengal’s Knowledge, there are no material investigations, in each case, against or relating to Bengal or any of its Subsidiaries.

(b) None of Bengal or any of its Subsidiaries is subject to any pending or, to Bengal’s Knowledge, threatened order, writ, judgment, award, injunction or decree of any Government Entity of competent jurisdiction or any arbitrator or arbitrators, except as would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

Section 3.10 Franchises; Governmental Authorizations.

(a) Section 3.10(a) of the A/N Disclosure Schedule contains a list as of the date of this Agreement of all Bengal Governmental Authorizations that are material to the operation of the Bengal Business, taken as a whole, including all Bengal Franchises, whether or not material. The Bengal Systems are in substantial compliance with such Bengal Governmental Authorizations set forth therein. As of the date hereof, there are no material pending or, to Bengal’s Knowledge, threatened audits or investigations, formal or informal notices of noncompliance (including any claims of breach or default of the Bengal Franchises) or similar proceedings undertaken by Government Entities with respect to any of such Bengal Governmental Authorizations.

(b) Each material Bengal Governmental Authorization set forth in Section 3.10(a) of the A/N Disclosure Schedule is in full force and effect, is not in default and is valid under all applicable Laws according to their terms. Bengal and each of its Subsidiaries has the authority to operate each Bengal Franchise with which it is associated in Section 3.10(a) of the A/N Disclosure Schedule in accordance with applicable Law. True, complete and correct copies of all the Bengal Governmental Authorizations (other than the FCC Licenses) required to be listed in Section 3.10(a) of the A/N Disclosure Schedule, including FCC Forms 854R, have been delivered to Cheetah. As of the date hereof, (i) a valid request for renewal has been duly and timely filed under the formal renewal procedures established by Section 626(a) of the Communications Act with the proper Government Entity with respect to each Bengal Franchise that is material to the Bengal Business that has expired or will expire within thirty (30) months after the date hereof, (ii) there are no applications by Bengal or any of its Subsidiaries relating to any Bengal Franchises pending before any Government Entity that are material to the Bengal Business, (iii) none of Bengal or any of its Subsidiaries has received written notice or, to Bengal’s Knowledge, any other notice from any Person that any Bengal Franchise that is material to the Bengal Business will not be renewed or that the applicable Government Entity has challenged or raised any material objection to or, as of the date hereof, otherwise questioned in any material respect, Bengal’s or any of its Subsidiaries’ request for any such renewal under Section 626 of the Communications Act, and Bengal and its Subsidiaries have duly and timely complied in all material respects with any and all material inquiries and demands by any and all Government Entities made with respect to Bengal’s or such Subsidiary’s requests for any such renewal, and (iv) none of Bengal, any of its Subsidiaries or any Government Entity has commenced or requested the commencement of an administrative proceeding concerning the renewal of a material Bengal Franchise as provided in Section 626(c)(1) of the Communications Act. Bengal is in compliance in all material respects with all rules and regulations promulgated by the FCC with respect to the procedures for seeking such renewals.

(c) With respect to the Bengal Franchises, Bengal has not made any commitment to any Government Entity that is not set forth in the applicable Bengal Franchise made available to Cheetah, except for commitments that both (i) are commercially reasonable given the relevant Bengal franchise locality and (ii) would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

(d) With respect to any Bengal System that is being operated without a Bengal Franchise, Bengal or its Subsidiaries have operated such Bengal Systems on a continuous basis since acquiring such Bengal System and, to Bengal’s Knowledge, the respective predecessors that owned the Bengal Systems operated such Bengal Systems on a continuous basis since before January 1, 1984 until such Bengal Systems were acquired by Bengal or its Subsidiaries, such that each such Bengal System is lawful under Section 621(b)(2) of the Communications Act. As of the date of this Agreement, no Government Entity in any such Bengal System has made a written request or, to Bengal’s Knowledge, any other request that Bengal, its Subsidiaries or their respective predecessors enter into a written Bengal Franchise agreement.

Section 3.11 Contracts.

(a) Section 3.11 of the A/N Disclosure Schedule lists as of the date of this Agreement each of the following written Contracts to which Bengal or any of its Subsidiaries is a party or any of their respective assets are bound (it being understood that Section 3.11 of the A/N Disclosure Schedule does not list any Contract that is a Benefit Plan, any programming Contract or any TWCE Agreement):

(i) any Contract relating to the use of any public utility facilities, including pole line, joint pole and master contracts for pole attachment rights and the use of conduits providing for aggregate payments in excess of $2,000,000 annually;

(ii) any Contract relating to the use of any microwave or satellite transmission facilities providing for aggregate payments in excess of $2,000,000 annually;

(iii) any indefeasible right of use or other fiber or cable lease or use agreement providing for aggregate payments in excess of $2,000,000 annually;

(iv) any Contract for the purchase or sale of real property or any option to purchase or sell real property, in either case providing for aggregate payments by Bengal or its Subsidiaries in an amount exceeding $5,000,000;

(v) any Contract (A) requiring payments by Bengal or any Subsidiary, individually or in the aggregate with respect to such Contract, in excess of $15,000,000 annually or (B) pursuant to which third parties are required to pay to Bengal or any of its Subsidiaries, individually or in the aggregate with respect to such Contract, in excess of $3,000,000 annually, in each case other than those that are terminable by Bengal or any of its Subsidiaries on ninety (90) days’ notice or less without obligation to make any material payment;

(vi) any Contract that both (A) contains any (1) “most favored nation” or similar provision in favor of a Person other than Bengal or any of its Subsidiaries or, after the Closing, any of their Affiliates; (2) provision expressly requiring Bengal or any of its Subsidiaries or, after the Closing, any of their Affiliates to purchase goods or services exclusively from another Person; (3) express restriction on the ability of Bengal or any of its Subsidiaries or, after the Closing, any of their Affiliates, to compete in any business or any geographic area; (4) any arrangement whereby Bengal or any of its Subsidiaries or, after the Closing, any of their Affiliates grants any right of first refusal or right of first offer or similar right to a third party; or (5) any arrangement between Bengal or any of its Subsidiaries and a third party that limits or purports to limit in any respect the ability of Bengal or its Subsidiaries (or after the Closing, any of its Affiliates) to own, operate, sell, license, transfer, pledge or otherwise dispose of any material assets or business, (B) either (1) in the case of clauses (A)(1), (2) and (4) provides for payments in excess of $2,000,000 annually or (2) in the case of clauses (A)(3) and (A)(5), has and will have no more than a de minimis impact on the Bengal Business (and after the Closing, the other businesses of Cheetah and its Subsidiaries) and (C) is not terminable by Bengal or any of its subsidiaries on ninety (90) days’ notice or less without the obligation to make any material payment due to such termination;

(vii) any Contract pursuant to which Bengal or any of its Subsidiaries has incurred or become liable for any Indebtedness of more than $1,000,000;

(viii) any Contract pursuant to which Bengal or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations, in each case that are reasonably expected to result in payments, individually or in the aggregate, in excess of $5,000,000;

(ix) any Contract pursuant to which Bengal or any of its Subsidiaries is a party and licenses any Intellectual Property Rights material to the conduct of the Bengal Business or licenses out any Bengal Owned Intellectual Property Rights material to the conduct of the Bengal Business, other than Contracts (A) in which grants of Intellectual Property Rights are incidental and not material to such Contracts, and (B) for software that is generally commercially available or that is subject to “shrink-wrap” or “click-through” license agreements, or that is pre-installed as a standard part of hardware purchased by Bengal or any of its Subsidiaries;

(x) any settlement, conciliation or similar agreement involving future performance by Bengal or any of its Subsidiaries (A) with any Government Entity or (B) which would require Bengal or any of its Subsidiaries to pay consideration of more than $5,000,000 after the date of this Agreement;

(xi) any material interest, rate, currency or other swap or derivative transaction (other than those entered into in the ordinary course of business solely for hedging purposes);

(xii) any Contract pursuant to which Bengal or any Subsidiary has agreed, as of the date of this Agreement, to acquire or dispose of (A) any Bengal System, headend, subscriber, Person, business or all or substantially all the assets of any Person or business or (B) any other assets other than, in the case of this clause (B) only, in the Ordinary Course or, in the case of each of clauses (A) and (B), (x) with respect to acquisitions described in clause (A), for consideration of less than $10,000,000 and (y) with respect to acquisitions described in clause (B) and dispositions, for consideration of less than $2,000,000;

(xiii) any partnership, limited liability company, operating, joint venture or substantially similar Contract relating to any Person that is not wholly owned by Bengal or any of its Subsidiaries that (A) relates to any Minority Interest or (B) is material to the operation of the Bengal Business; and

(xiv) any Contract between Bengal or any Subsidiary, on the one hand, and any of their Affiliates, on the other hand, that is material to the operation of the Bengal Business.

The Contracts required to be set forth in the foregoing clauses (i) through (xiv), together with the TWEAN Documents, are referred to herein as the “Bengal Material Contracts.”

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect, each Bengal Material Contract, Bengal Lease and Bengal Demising Lease is valid and binding on Bengal or the applicable Subsidiary, as the case may be, and, to Bengal’s Knowledge, on the other parties thereto, and is in full force and effect and is enforceable against A/N, Bengal or the applicable Subsidiary, as the case may be, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally, or by principles governing the availability of equitable remedies. Neither A/N, Bengal nor its Subsidiaries are in breach of or default under any Bengal Material Contract, Bengal Lease or Bengal Demising Lease, and, to Bengal’s Knowledge, no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a default or breach by Bengal or any of its Subsidiaries under any Bengal Material Contract, Bengal Lease or Bengal Demising Lease, except for any such breaches or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Bengal Material Adverse Effect. As of the date of this Agreement, neither Bengal nor any of its Subsidiaries has received any written notice of any such default or breach (other than notices of matters that have been resolved prior to the date hereof without continuing material Liability to Bengal or any of its Subsidiaries) and, to Bengal’s Knowledge, there does not exist any default or breach, and no event or circumstance has occurred which, with notice, lapse of time or both, would constitute a default or breach, under any Bengal Material Contract, Bengal Lease or Bengal Demising Lease by any party thereto other than Bengal or any of its Subsidiaries, except for any such breaches or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Bengal Material Adverse Effect. True, correct and complete copies of all Bengal Material Contracts as in effect as of the date of this Agreement have been made available to Cheetah.

(c) None of the programming agreements applicable solely to the Bengal Systems contains any “forced assignment” provisions requiring Bengal or any of its Subsidiaries to require successors to assume the obligations under such programming agreements.

Section 3.12 Real Property.

(a) Section 3.12(a) of the A/N Disclosure Schedule sets forth a list that is true, complete and accurate in all material respects as of the date hereof of the street address of each parcel of Bengal Owned Real Property. Section 3.12(a) of the A/N Disclosure Schedule sets forth all leases, license agreements, subleases and occupancy agreements in effect as of the date hereof by which Bengal or any Subsidiary leases any portion of the Bengal Owned Real Property or Bengal Leased Real Property to any Person, in each case, pursuant to the terms of which Bengal or any of its Subsidiaries is entitled to receive payments in excess of $2,000,000 over the 12-month period following the date hereof (each, a “Bengal Demising Lease”). As of the date hereof, neither Bengal nor any of its Subsidiaries has exercised any option or right to terminate, renew or extend the term of any Bengal Demising Lease, except as expressly provided in such Bengal Demising Lease in accordance with its terms. Bengal has made available to Cheetah true and complete copies of all Bengal Demising Leases.

(b) Section 3.12(b) of the A/N Disclosure Schedule sets forth a list that is true, complete and accurate in all material respects as of the date of this Agreement of the Bengal Leases. As of the date hereof, neither Bengal nor any of its Subsidiaries has exercised any option or right to terminate, renew or extend the term of any such Bengal Lease, except to the extent provided in such Bengal Lease. True and complete copies of all such Bengal Leases have been made available to Cheetah.

(c) Each of Bengal and each Subsidiary thereof that (i) owns a fee interest in a parcel of Bengal Owned Real Property has good and marketable title thereto) free and clear of all Encumbrances other than Permitted Encumbrances or (ii) leases Bengal Leased Real Property pursuant to a Bengal Lease has a valid leasehold interest therein (subject to expiration of such Bengal Lease in accordance with its terms) free and clear of all Encumbrances other than Permitted Encumbrances, except, in the case of each of clauses (i) or (ii), to the extent that the failure to have such good and marketable title or valid leasehold interest, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

(d) There are no pending or, to Bengal’s Knowledge, threatened (i) appropriation, condemnation, eminent domain or like proceedings relating to the Bengal Owned Real Property or, to Bengal’s Knowledge, the Bengal Leased Real Property or (ii) proceedings to change the zoning classification, variance, special use, or other applicable land use law of any portion of the Bengal Owned Real Property or, to Bengal’s Knowledge, the Bengal Leased Real Property, except in the case of each of clauses (i) and (ii), to the extent such proceedings would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

Section 3.13 Tangible Personal Property; Assets.

(a) Bengal and each of its Subsidiaries (i) that owns any material item of Fixtures and Equipment has good and valid title thereto and (ii) that leases any material item of Fixtures and Equipment has a valid leasehold interest therein (subject to the expiration of any applicable Contract in accordance with its terms), in the case of each of clauses (i) and (ii), free and clear of all Encumbrances other than Permitted Encumbrances, except, in the case of each of clauses (i) and (ii), to the extent that the failure to have such good and valid title or valid leasehold interest, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

(b) A/N, the A/N Beneficial Owners and their respective Affiliates (other than Bengal and its Subsidiaries) do not own or have the right to use any property, assets or other rights (whether tangible or intangible) (other than any Excluded Assets and Non-Operating Cash) that are primarily related to the Bengal Business.

Section 3.14 Benefit Plans.

(a) Section 3.14(a) of the A/N Disclosure Schedule sets forth a true and complete list of all material Benefit Plans. For purposes of this Agreement, “Benefit Plans” means all benefit and compensation plans, Contracts, policies or arrangements covering Bengal Business Employees, individuals who would have been Bengal Business Employees if employed on the Closing Date, former employees, directors or other service providers of the Bengal Business or Bengal and its Subsidiaries, including deferred compensation, pension or retirement plans, equity or equity-based compensation, severance, change in control, retention, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and other employee benefit plans or fringe benefit plans, other than any “multiemployer plan” within the meaning of ERISA Sections 3(37) and 4001(a)(3) (a “Multiemployer Plan”). Section 3.14(a) of the A/N Disclosure Schedule separately designates each Benefit Plan that, as of the date hereof, is sponsored, maintained, contributed to or is required to be contributed to (or, prior to the Closing will be transferred to and assumed), by Bengal or any of its Subsidiaries (the “Bengal Benefit Plans”). Section 3.14(a) of the A/N Disclosure Schedule separately designates each Benefit Plan that, as of the date hereof, provides Welfare Benefits in which only Bengal Business Employees or individuals who would have been Bengal Business Employees if employed on the Closing Date participate (“Bengal Welfare Plans”). True and complete copies of all Bengal Benefit Plans listed in Section 3.14(a) of the A/N Disclosure Schedule (or in the case of any unwritten Bengal Benefit Plan, the material terms thereof) have been made available to Cheetah prior to the date of this Agreement, and, with respect to each such Bengal Benefit Plan, Bengal has made available to Cheetah where applicable (i) the most recently prepared actuarial report or financial statement, (ii) the most recent summary plan description, and all material modifications thereto, (iii) the most recent annual report (Form 5500 Series) and accompanying schedule, (iv) the most recent Internal Revenue Service determination letter and (v) any related funding arrangements.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Bengal or any of its Subsidiaries, all Benefit Plans (i) have been operated and established in substantial compliance with their terms and all applicable Laws, (ii) intended to qualify for special tax treatment under the Code so qualifies and, with respect to any such Benefit Plan intended to meet the tax qualification and tax-exemption requirements of Sections 401(a) and 501(a) of the Code, respectively, has received a favorable determination letter from the Internal Revenue Service and, to Bengal’s Knowledge, no circumstances exist that are likely to result in the loss of such special tax treatment, and (iii) required to be funded and/or book-reserved are funded and/or book reserved, as required, in accordance with GAAP and based upon reasonable actuarial assumptions.

(c) Bengal and its Subsidiaries do not have any obligation to contribute to, and are not participating employers in, a Multiemployer Plan, nor have they had any such obligation or have they been participating employers in the six years ending on the date hereof, and have no Liability which remains unpaid in respect of a Multiemployer Plan to which there is no current contribution obligation. Bengal and its Subsidiaries do not and have never maintained or sponsored a plan sponsored by more than one employer within the meaning of ERISA Section 4063 or Code Section 413(c).

(d) Other than as required by applicable Law, neither A/N nor any of its Subsidiaries has any material obligations for post-employment health and life benefits to any Bengal Business Employees, individuals who would have been Bengal Business Employees if employed on the Closing Date, former employees, directors or other service providers of the Bengal Business or Bengal and its Subsidiaries.

(e) There has been no amendment to, announcement by Bengal or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Bengal Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for Bengal’s most recently ended fiscal year. No complete or partial termination or modification of any Bengal Benefit Plan has occurred since Bengal’s most recently ended fiscal year or is expected to occur.

(f) Neither the execution of this Agreement nor the completion of the transactions contemplated hereby (whether alone or in connection with any other event) will (A) entitle any Bengal Business Employees or any other Employees, former employees, directors and other service providers of the Bengal Business or Bengal or its Subsidiaries to additional compensation or severance pay or to any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans or (C) result in payments under any of the Benefit Plans which would not be deductible under Section 280G of the Code. No Bengal Benefit Plan or other agreement provides any Bengal Business Employee or former employee, director or other service provider of the Bengal Business or Bengal and its Subsidiaries with any amount of additional compensation or gross-up if such individual is provided with amounts subject to excise or additional taxes imposed under Sections 4999 or 409A of the Code.

(g) Each Bengal Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has (A) between January 1, 2005 and December 31, 2008, been operated in good faith compliance with Section 409A of the Code and Notice 2005-01 and (B) since January 1, 2009 (or such later date permitted under applicable guidance), been operated in compliance with, and is in documentary compliance with, in each case, in all material respects, Section 409A of the Code and IRS regulations and guidance thereunder.

Section 3.15 Labor Relations.

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to Bengal or any of its Subsidiaries, neither Bengal nor any of its Subsidiaries has received written notice during the past two (2) years of the intent of any Government Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of A/N or any of its Subsidiaries with respect to the Bengal Business and, to Bengal’s Knowledge, no such investigation is in progress. Except as would not, individually or in the aggregate, reasonably be expected to result in material Liability to Bengal or any of its Subsidiaries, as of the date hereof, (i) there are no (and have not been during the two (2)-year period preceding the date of this Agreement) strikes or lockouts with respect to any Bengal Business Employee or former employee, director or other service provider of the Bengal Business or Bengal and its Subsidiaries, (ii) to Bengal’s Knowledge, there is no (and has not been during the two (2)-year period preceding the date of this Agreement) union organizing effort pending or threatened against the Bengal Business or Bengal or any of its Subsidiaries, (iii) there is no (and has not been during the two (2)-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to Bengal’s Knowledge, threatened against the Bengal Business or Bengal or any of its Subsidiaries and (iv) there is no (and has not been during the two (2)-year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to Bengal’s Knowledge, threatened, with respect to any Bengal Business Employee or former employee, director or other service provider of the Bengal Business or Bengal and its Subsidiaries. To Bengal’s Knowledge, neither Bengal nor any of its Subsidiaries has, or is reasonably expected to have, any material Liabilities under the WARN Act prior to the Closing Date or as a result of the transactions contemplated by this Agreement. With respect to the Bengal Business, A/N and each of its Subsidiaries is in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including, without limitation, classifications of service providers as employees and/or independent contractors).

(b) Section 3.15(b) of the A/N Disclosure Schedule sets forth all employee representative bodies, including all labor unions, labor organizations and works councils, and all collective bargaining agreements, union contracts and similar labor agreements in effect, that cover any Bengal Business Employee or former employee, director or other service provider of the Bengal Business or Bengal or its Subsidiaries or to which Bengal or any Subsidiary is a party or otherwise bound (a “Bengal Labor Agreement”). True and complete copies of all Bengal Labor Agreements listed in Section 3.15(b) of the A/N Disclosure Schedule (or in the case of any unwritten Bengal Labor Agreement, the material terms thereof) have been made available to Cheetah prior to the date of this Agreement. Neither A/N nor any Subsidiary is subject to any obligation to seek the consent of any labor union, labor organization, works council or any other employee representative body in connection with this Agreement, the arrangements proposed in this Agreement and/or the Closing (whether under applicable Law or any written agreement).

Section 3.16 FCC and Copyright Compliance; Rate Regulation.

(a) Bengal (i) has made all material filings and other submissions required to be made with the FCC in connection with the Bengal Business and (ii) has provided all material notices to customers of the Bengal Business required under the Communications Act, other than such filings and notices the failure of which to be made or provided would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect. As of the date hereof, Bengal has not received any written notice from the FCC (a) that it has not made such material filings or not provided such material notices or (b) that any rates charged for services provided by the Bengal Systems are not permitted rates under the rules and regulations of the FCC or (c) alleging that it is not in material compliance with the rules and regulations of the FCC.

(b) Bengal (i) has filed with the U.S. Copyright Office all required statements of account with respect to its copyrights that were required to have been filed since July 1, 2011, in accordance with the Copyright Act of 1976, as amended, and regulations promulgated pursuant thereto, (ii) has paid all royalty fees, supplemental royalties, fees and other sums payable with respect to its copyrights since July 1, 2011, except where the failure to file such statements of account or pay such fees would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect and (iii) has not received any notice from the U.S. Copyright Office that any material additional fees are owed.

Section 3.17 Environmental Matters.

(a) Between December 15, 2013 and the date of this Agreement, Bengal, its Subsidiaries, the Bengal Business and the Bengal Owned Real Property (while owned by Bengal) have been in compliance with all applicable Environmental Laws, except for non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

(b) As of the date hereof, Bengal has not received any written notice of any violation or alleged violation of, or any Liability under, any Environmental Law relating to the operation of the Bengal Business, the Bengal Owned Real Property or the Bengal Leased Real Property by Bengal or its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect, there are, to Bengal’s Knowledge, no Liabilities of Bengal or any of its Subsidiaries arising under or relating to any Environmental Law (including any such Liability retained or assumed by contract or by operation of law) that have resulted in any claims or Losses.

(d) Section 3.17(d) of the A/N Disclosure Schedule sets forth all underground storage tanks owned or operated by Bengal on any parcel of Bengal Owned Real Property, or to Bengal’s Knowledge, on any parcel of Bengal Leased Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect.

Section 3.18 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to Bengal and its Subsidiaries or in respect of or relating to the Bengal Business or the Specified Assets have been timely filed and are correct in all material respects, and all material Taxes that are payable by or with respect to Bengal and its Subsidiaries or in respect of the Bengal Business or the Specified Assets have been timely paid.

(b) There are no outstanding deficiencies asserted by a Government Entity for Taxes payable by or with respect to Bengal and its Subsidiaries or with respect to the Bengal Business or the Specified Assets for any Taxes that are unpaid.

(c) No claim has been made in writing (or otherwise threatened to Bengal’s Knowledge) by a Government Entity in a jurisdiction where Bengal or its Subsidiaries do not file or where A/N or A/NPC Holdings LLC does not file with respect to Bengal or any of its Subsidiaries Tax Returns that Bengal, any of its Subsidiaries or A/N or A/NPC Holdings LLC with respect to Bengal, any of its Subsidiaries or the Bengal Business is or may be subject to taxation by that jurisdiction.

(d) No agreements or waivers exist providing for an extension of time with respect to payment by or on behalf of, or assessment against, Bengal and its Subsidiaries, A/N or A/NPC Holdings LLC on behalf of Bengal or any of its Subsidiaries or the Bengal Business in respect of any material Taxes. None of Bengal, its Subsidiaries or A/N or A/NPC Holdings LLC on behalf of Bengal or any of its Subsidiaries is or has been a party to or bound by any Tax sharing or allocation agreement.

(e) No private letter rulings, technical advice memoranda, closing agreements or rulings have been entered into or issued by any Government Entity with respect to Bengal, its Subsidiaries or the Bengal Business.

(f) There is no lien for Taxes upon any of the assets of Bengal or its Subsidiaries, other than Permitted Encumbrances.

(g) None of Bengal, its Subsidiaries or A/N on behalf of Bengal, any of its Subsidiaries or the Bengal Business has engaged in any listed transaction referred to in Treasury Regulation Section 1.6011-4.

(h) Neither Bengal nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) that begins after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or before the Closing Date, (ii) installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or before the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or before the Closing Date or (v) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Tax Law).

(i) None of the assets of Bengal or any of its Subsidiaries or relating to the Bengal Business is “tax exempt use property” (within the meaning of Section 168(h) of the Code) and no such asset is a lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954.

(j) Bengal and each of its Subsidiaries have always been properly treated as other than an association treated as a corporation for U.S. federal income tax purposes.

Section 3.19 Compliance with Laws. Bengal and its Subsidiaries are and have been since January 1, 2012, and the Bengal Business is being and has been since January 1, 2012 conducted, in compliance with all applicable Laws in all material respects. As of the date hereof, neither Bengal nor any of its Subsidiaries has received any written notice alleging any material violation under any applicable Law, except for violations that have been cured or remedied on or prior to the date hereof without continuing material Liability to Bengal or any of its Subsidiaries.

Section 3.20 Subscribers; System Information.

(a) Section 3.20(a) of the A/N Disclosure Schedule sets forth the aggregate numbers of Digital Customers, High-Speed Data Customers, Video Customers and Voice Customers of the Bengal Business as of December 31, 2014.

(b) Section 3.20(b) of the A/N Disclosure Schedule sets forth as of December 31, 2014, (i) the approximate aggregate number of two-way aerial and underground plant miles of the Bengal Systems and for each market served by the Bengal Systems, (ii) the capacity in MHz to which such plant miles have been constructed, (iii) the approximate number of homes passed by the Bengal Systems’ plant and for each headend located in the Bengal Systems (provided that for purposes hereof, “homes” includes each single-family home, individual dwelling unit within a multifamily complex and commercial establishment), and (iv) a description of basic and option or tier services available and the rates charged in the Bengal Business.

(c) None of Bengal or any of its Subsidiaries, directly or indirectly, owns any Systems other than the Systems listed on Section 3.20(c) of the A/N Disclosure Schedule. None of Bengal or any of its Subsidiaries, directly or indirectly, manages or operates any Systems which it does not, directly or indirectly, wholly own, and none of Bengal or any of its Subsidiaries, directly or indirectly, owns any Systems that it does not, directly or indirectly, manage and operate.

Section 3.21 Programming. Section 3.21 of the A/N Disclosure Schedule lists all programming that is contained in the channel line-up for any Bengal System as in effect on the date of this Agreement including whether the programming is provided pursuant to the Services Agreement. Each station carried by the Bengal Systems is carried pursuant to a retransmission consent agreement, must-carry election (including default must-carry elections, where no election was made) or other programming agreement or arrangement.

Section 3.22 Intellectual Property.

(a) (i) Bengal or one of its Subsidiaries is the exclusive owner of Bengal Owned Intellectual Property Rights and (ii) to Bengal’s Knowledge, Bengal or one or more of its Subsidiaries own or have a valid and enforceable license or other right to use all material Intellectual Property Rights used or held for use in, the conduct of Bengal Business as currently conducted.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect, (i) neither Bengal nor any of its Subsidiaries has, in the three (3) year period prior to the date of this Agreement, infringed, induced or contributed to the infringement of, misappropriated or otherwise violated any Intellectual Property Right of any Person and (ii) as of the date of this Agreement, there is no claim, action, suit, investigation or proceeding pending against, or, to Bengal’s Knowledge, threatened against, Bengal or any of its Subsidiaries or any of their respective present or former officers, directors or employees (A) based upon, or challenging or seeking to deny or restrict, the rights of Bengal or any of its Subsidiaries in any of the Bengal Owned Intellectual Property Rights or Bengal Licensed Intellectual Property Rights, (B) alleging that any Bengal Owned Intellectual Property Right or Bengal Licensed Intellectual Property Right is invalid or unenforceable, or (C) alleging that the conduct of the Bengal Business as currently conducted conflicts with, misappropriates, infringes or otherwise violates any Intellectual Property Right of any Person.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect, (i) Bengal and its Subsidiaries have taken all actions reasonably necessary to maintain and protect the Bengal Owned Intellectual Property Rights, including all Intellectual Property Rights of Bengal the value of which to Bengal is contingent upon maintaining the confidentiality thereof, (ii) none of the material Bengal Owned Intellectual Property Rights have been adjudged invalid or unenforceable in whole or part, and to Bengal’s Knowledge, all issued or registered Bengal Owned Intellectual Property Rights are valid and enforceable in all material respects, and (iii) to Bengal’s Knowledge, no Person has infringed, misappropriated or otherwise violated any Bengal Owned Intellectual Property Right.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect, (i) the Bengal IT Assets operate and perform in a manner that permits Bengal and each of its Subsidiaries to conduct its business as currently conducted, and (ii) Bengal and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the Bengal IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and to Bengal’s Knowledge, in the three (3) year period prior to the date of this Agreement, no Person has gained unauthorized access to the Bengal IT Assets (or the information and transactions stored or contained therein or transmitted thereby).

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Bengal Material Adverse Effect, (i) to Bengal’s Knowledge, Bengal and its Subsidiaries have, in the three (3) year period prior to the date of this Agreement, complied with all applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of its operations, and (ii) no claims have been asserted or threatened against Bengal or any of its Subsidiaries in the three (3) year period prior to the date of this Agreement by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such applicable Laws.

Section 3.23 Bonds. Section 3.23 of the A/N Disclosure Schedule sets forth, as of the date hereof, all material franchise, construction, fidelity, performance and other bonds, guaranties in lieu of bonds and letters of credit posted by Bengal or any of its Subsidiaries.

Section 3.24 Organizational Documents. Complete and correct copies of the organizational documents of Bengal and each of its Subsidiaries have been made available to Cheetah. Each such organizational document is true, accurate, complete and in full force and effect.

Section 3.25 Disclosure Documents. The information supplied by A/N specifically for inclusion in the Proxy Statement, or any amendment or supplement thereto (including pursuant to Section 5.11(c) and (e)), shall not, on the date the Proxy Statement, and any amendments or supplements thereto, is first mailed to the Cheetah stockholders or at the time of the Cheetah Stockholder Approvals contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by A/N pursuant to Section 5.11(f) or Section 5.12(a)(iii) shall not, as of the applicable date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.26 Finders’ Fees. Except for fees to certain financial advisors that will be paid exclusively by A/N, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Bengal or its Subsidiaries and who is entitled to any fee or commission from Bengal or its Subsidiaries in connection with the Contribution.

Section 3.27 Affiliate Transactions. There are no services, transactions, Contracts, Liabilities or obligations between (a) Bengal or any of its Subsidiaries, on the one hand, and (b) any of (i) A/N, (ii) any A/N Beneficial Owner, (iii) any current or former officer, employee or director of A/N, any A/N Beneficial Owner, Bengal or any of its Subsidiaries or (iv) any Affiliate of any of the Persons identified in clauses (i), (ii) and (iii), excluding Bengal and its controlled Affiliates (the foregoing Persons identified in clauses (b)(i) through (b)(iv), collectively, “Bengal Related Persons”), on the other hand, other than as set forth in any employment Contract with any such employee listed in Section 3.27 of the A/N Disclosure Schedule. Neither Bengal nor any of its Subsidiaries provides assets, services or facilities to any Bengal Related Person other than in connection with the employment Contracts with Bengal or its Subsidiaries listed in Section 3.27 of the A/N Disclosure Schedule. No Bengal Related Person has any ownership interest in any assets or properties owned or used by Bengal or any of its Subsidiaries to conduct their businesses other than as a result of ownership of Equity Interests of Bengal.

Section 3.28 Investment Intent.

(a) A/N is acquiring the Equity Consideration for A/N’s own account as principal, for investment purposes only. A/N is not acquiring the Equity Consideration with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and A/N is not acquiring the Equity Consideration on behalf of any undisclosed principal or Affiliate. Except as previously disclosed to Cheetah in writing, no Person other than A/N has or will have a direct or indirect beneficial interest in the Equity Consideration.

(b) A/N is aware that:

(i) investments in Cheetah Holdco Preferred Units, Cheetah Holdco Class B Common Units and New Cheetah Class B Common Stock are illiquid investments, and A/N must bear the economic risk of such investments for an indefinite period of time;

(ii) there is no established market for Cheetah Holdco Preferred Units, Cheetah Holdco Class B Common Units and New Cheetah Class B Common Stock, and it is not likely that a public market for such securities will develop; and

(iii) the LLC Agreement will contain and the Stockholders Agreement contains substantial restrictions on the transferability of the Equity Consideration.

(c) A/N is an “accredited investor” as defined in Rule 501(a) under the Securities Act. A/N agrees to furnish any additional information requested by Cheetah or Cheetah Holdco or any of their respective Affiliates to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Equity Consideration.

(d) A/N understands that Equity Consideration has not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of A/N and of the other representations made by A/N in this Agreement. A/N understands that Cheetah, New Cheetah and Cheetah Holdco are relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(e) A/N understands that sales or transfers of the Equity Consideration are restricted by the provisions of the Stockholders Agreement and will be restricted by the provisions of the LLC Agreement, federal securities laws, state securities laws and certain non-U.S. securities and other laws, and agrees to sell, exchange, transfer, assign, pledge, hypothecate or otherwise dispose of all or any part of the Equity Consideration or any portion thereof only in compliance with all applicable conditions and restrictions contained in this Agreement, the Stockholders Agreement, the LLC Agreement, the Securities Act, and any applicable state securities laws, or pursuant to an applicable exemption therefrom. A/N further understands that, except as required by the Stockholders Agreement, New Cheetah and Cheetah Holdco are under no obligation, and do not intend, to register the Equity Consideration on behalf of A/N or to assist A/N in complying with any exemption from registration under the Securities Act or under any other applicable securities laws, that Cheetah Holdco Preferred Units, Cheetah Holdco Class B Common Units and shares of New Cheetah Class B Common Stock are not currently publicly traded and that there will be no public market for such securities upon the completion of the offering.

(f) A/N has such knowledge, skill and experience in business, financial and investment matters that A/N is capable of evaluating the merits and risks of an investment in the Equity Consideration. A/N has had access to such information concerning New Cheetah and Cheetah Holdco and Equity Consideration as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Equity Consideration. With the assistance of A/N’s own professional advisors, to the extent that A/N has deemed appropriate, A/N has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Equity Consideration and the consequences of this Agreement. In deciding to purchase the Equity Consideration, A/N is not relying on the advice or recommendations of Cheetah, New Cheetah or Cheetah Holdco and A/N has made its own independent decision that the investment in the Equity Consideration is suitable and appropriate for A/N.

Section 3.29 Insurance. Section 3.29 of the A/N Disclosure Schedule sets forth a list, as of the date hereof, of all material casualty, general liability and other insurance policies maintained by or on behalf of Bengal or any of its Subsidiaries (collectively, the “Insurance Policies”). As of the date of this Agreement, each of the Insurance Policies is in full force and effect and no written notice has been received by A/N or any of its Affiliates from any insurance carrier purporting to cancel coverage under any of the Insurance Policies. To Bengal’s Knowledge, as of the date of this Agreement, there are no pending material claims under the Insurance Policies by Bengal or any of its Affiliates as to which the insurers have denied liability. A/N and its Affiliates have made timely premium payments with respect to all of the Insurance Policies.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF CHEETAH

In each case except as disclosed in the Cheetah SEC Filings filed or furnished with the SEC publicly available prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or as set forth in the correspondingly numbered section of Article IV of the Cheetah Disclosure Schedule (it being agreed that disclosure of any item in any section of Article IV of the Cheetah Disclosure Schedule shall be deemed to be a disclosure with respect to any other section of this Article IV to which the relevance of such item is reasonably apparent on its face), Cheetah represents and warrants to A/N as follows:

Section 4.1 Organization and Qualification. Cheetah is a corporation and is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its assets and to carry on its business as currently conducted. New Cheetah and Cheetah Holdco are limited liability companies and are duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Cheetah Parties and their Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction, if any, where the ownership or operation of its assets or its respective conduct of its business as currently conducted requires such qualification, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Cheetah Material Adverse Effect. Section 4.1 of the Cheetah Disclosure Schedule sets forth a correct and complete list of all of Cheetah’s Subsidiaries as of the date hereof, together with the jurisdiction of organization of each such Subsidiary and the percentage of each such Subsidiary’s outstanding Equity Interests owned by Cheetah or another Subsidiary of Cheetah.

Section 4.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of Cheetah consists of (i) 900,000,000 shares of Cheetah Class A Common Stock, par value $0.001 per share, (ii) 25,000,000 shares of Cheetah Class B Common Stock, par value $0.001 per share and (iii) 250,000,000 shares of preferred stock, par value $0.001 per share. As of March 27, 2015, (A) 112,022,182 shares of Cheetah Class A Common Stock were issued and outstanding, (B) no shares of Class B Common Stock were issued and outstanding, (C) 4,830,378 shares of Cheetah Class A Common Stock were subject to compensatory options to purchase shares of Cheetah Class A Common Stock (of which options to purchase an aggregate of 1,412,786 shares of Cheetah Class A Common Stock were exercisable), (D) restricted stock units or deferred stock units that, in either case, is settleable in shares of Cheetah Class A Common Stock to acquire an aggregate of 460,530 shares of Cheetah Class A Common Stock were issued and outstanding, and (D) no shares of preferred stock were issued or outstanding. As of the date hereof, no Subsidiary or Affiliate of Cheetah owns any shares of capital stock of Cheetah or any Equity Interests in Cheetah.

(b) Except as set forth in Section 4.2(a) above, as of the date hereof: (i) Cheetah does not have any shares issued or outstanding other than shares of Cheetah Class A Common Stock that were reserved for issuance as set forth in Section 4.2(a) above and have been released from such reserve after March 27, 2015, and, (ii) other than as provided by the Spinco Merger Agreement and the Stockholders Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares to which Cheetah or any Subsidiary of Cheetah is a party obligating Cheetah or any Subsidiary of Cheetah to (A) issue, transfer or sell any shares or other Equity Interests of Cheetah or any Subsidiary of Cheetah or securities convertible into or exchangeable for such shares or Equity Interests (in each case other than to Cheetah or a wholly owned Subsidiary of Cheetah), (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares or other Equity Interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Cheetah that is not wholly owned.

(c) Neither Cheetah nor any Subsidiary of Cheetah has any outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Cheetah stockholders on any matter.

Section 4.3 Authorization. Each of the Cheetah Parties has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to perform its obligations hereunder and under such Transaction Agreements. Except for the Cheetah Stockholder Approvals, the execution, delivery and performance by the Cheetah Parties of this Agreement and the Transaction Agreements to which any Cheetah Party is a party has been duly and validly authorized by all requisite action on behalf of such Cheetah Party or Parties, and no additional corporate or limited liability company action, approval or consent is required by any Cheetah Party in connection with the execution or delivery by any Cheetah Party of this Agreement or the Transaction Agreements to which it is a party, the performance by Cheetah of its obligations hereunder or under the Transaction Agreements or the consummation of the transactions contemplated hereby or thereby in accordance with the terms hereof and thereof.

Section 4.4 Government Approvals. Except for filings required under, and compliance with other applicable requirements of, the HSR Act, the Communications Act, LFAs and State Regulatory Authorities, no consents or approvals of, or filings, declarations or registrations with, any Government Entity are necessary for the execution, delivery and performance of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby by the Cheetah or its Subsidiaries other than such consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Cheetah Material Adverse Effect.

Section 4.5 Non-Contravention. The execution, delivery and performance by the Cheetah Parties of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) violate any provision of the charter, certificate of formation or organization, bylaws, operating agreement or other organizational documents of the Cheetah Parties or their respective Subsidiaries, (ii) violate, or result in a material breach of, or constitute a material default (whether after the filing of notice or the lapse of time or both) under, or result in the termination, cancellation, modification or acceleration of any material right or obligation of the Cheetah Parties or any of their respective Subsidiaries under, or result in a loss of any material benefit to which any Cheetah Party or any of their respective Subsidiaries is entitled under, any material contract, agreement or arrangement to which it is a party, or result in the creation of any Encumbrance upon any Equity Interest or any Encumbrance other than a Permitted Encumbrance upon any of its material assets, or (iii) assuming the receipt or making, as applicable, of all the authorizations, consents and approvals referred to in Section 4.4, violate or result in a breach of or constitute a default under any Law to which any Cheetah Party or any of their respective Subsidiaries is subject, or under any Cheetah Governmental Authorization, except, in the case of clause (ii) and (iii), above, as would not, individually or in the aggregate, reasonably be expected to have a Cheetah Material Adverse Effect.

Section 4.6 Binding Effect. Assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a valid and legally binding obligation of each Cheetah Party enforceable against each Cheetah Party in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally, or by principles governing the availability of equitable remedies.

Section 4.7 SEC Filings; Financial Statements.

(a) Cheetah has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2013 to the date hereof (collectively, together with any forms, reports, schedules, statements and documents filed with or furnished subsequent to the date of this Agreement including any amendments or supplements thereto, the “Cheetah SEC Filings”). Each Cheetah SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied, or if not yet filed, will comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, or if filed subsequent to the date of this Agreement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, none of New Cheetah, Cheetah Holdco nor any other Subsidiary of Cheetah is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the historical and pro forma consolidated financial statements contained or incorporated by reference in the Cheetah SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Cheetah and its actual or pro forma consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (except as noted therein and subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments all in accordance with GAAP).

(c) To Cheetah’s Knowledge, as of the date hereof, none of the Cheetah SEC Filings is the subject of ongoing SEC review and Cheetah has not received any comments from the SEC with respect to any of the Cheetah SEC Filings since January 1, 2012 which remain unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting Cheetah which have not been adequately addressed. Cheetah has made available to A/N true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 through the date of this Agreement relating to the Cheetah SEC Filings and all written responses of Cheetah thereto through the date of this Agreement. None of the Cheetah SEC Filings is the subject of any confidential treatment request by Cheetah.

Section 4.8 Absence of Changes. Since December 31, 2014, (a) to the date of this Agreement, Cheetah and its Subsidiaries have conducted their businesses only in the Ordinary Course and (b) there has not been any event, occurrence, circumstance, development or condition that, individually or in the aggregate, has had or would be reasonably be expected to have a Cheetah Material Adverse Effect and (c) neither Cheetah nor any of its Subsidiaries has taken any of the actions described in Section 5.3(iv) or Section 5.3(vii) to the extent it relates to clause (iv).

Section 4.9 Absence of Liabilities. Except as specifically reflected, reserved against or otherwise disclosed in the audited consolidated balance sheet of Cheetah as of December 31, 2014 and the footnotes thereto set forth in Cheetah’s annual report on Form 10-K for the fiscal year ended December 31, 2014, neither Cheetah nor any of its Subsidiaries has any Liabilities, whether or not required to be reflected in, or disclosed in footnotes to, financial statements prepared in accordance with GAAP, other than Liabilities (a) incurred in the Ordinary Course since December 31, 2014 and on or prior to the date of this Agreement; (b) that are obligations (but excluding Liabilities arising from any breach that has occurred or indemnification with respect to matters occurring prior to the Closing Date) to be performed in the future under contracts that are (i) disclosed in the Cheetah Disclosure Schedule, (ii) not required to be disclosed in the Cheetah Disclosure Schedule because their size, term or subject matter are not covered by any representations or warranties in this Article IV or (iii) are entered into after the date of this Agreement in accordance with this Agreement and (c) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Cheetah Material Adverse Effect.

Section 4.10 Litigation and Claims.

(a) As of the date hereof, there are no material pending or, to Cheetah’s Knowledge, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, or proceedings, and, to Cheetah’s Knowledge, there are no material investigations, in each case, against or relating to Cheetah or any of its Subsidiaries.

(b) None of Cheetah nor any of its Subsidiaries is subject to any pending or, to Cheetah’s Knowledge, threatened order, writ, judgment, award, injunction or decree of any Government Entity of competent jurisdiction or any arbitrator or arbitrators, except as would not, individually or in the aggregate, reasonably be expected to have a Cheetah Material Adverse Effect.

Section 4.11 Finders’ Fees. Except for fees to certain financial advisors that will be paid exclusively by a Cheetah Party, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Cheetah or its Subsidiaries and who is entitled to any fee or commission from Cheetah or its Subsidiaries in connection with the Contribution.

Section 4.12 Compliance with Laws. Cheetah and its Subsidiaries are and have been since January 1, 2012, and Cheetah’s business is being and has been since January 1, 2012 conducted, in compliance with all applicable Laws in all material respects. As of the date hereof, neither Cheetah nor any of its Subsidiaries has received any written notice alleging any material violation under any applicable Law, except for violations that have been cured or remedied on or prior to the date hereof without continuing material Liability to Cheetah or any of its Subsidiaries.

Section 4.13 Availability of Funds. Cheetah Super Holdco will have access to, and will have available, on the Closing Date, funds in an amount sufficient to pay the Cash Consideration.

ARTICLE V.

COVENANTS

Section 5.1 Access and Information.

(a) From the date hereof until the Closing, A/N shall, and shall cause Bengal and its Subsidiaries to, (i) afford Cheetah and its Representatives reasonable access, during regular business hours and upon reasonable advance notice, to the employees of Bengal and its Subsidiaries, (ii) furnish or cause to be furnished to Cheetah any financial and operating data and other information that is available with respect to Bengal and the Bengal Business as Cheetah from time to time reasonably requests, including billing records and internally generated subscriber, accounts receivable and other operational reports with respect to the Bengal Business that are produced in the Ordinary Course, (iii) furnish or cause to be furnished to Cheetah any information relating to Bengal or its Subsidiaries and such other assistance as is reasonably necessary to satisfy the periodic reporting obligations of Cheetah and its Affiliates and (iv) instruct the employees of Bengal and its Subsidiaries, and its counsel and financial advisors, to reasonably cooperate with Cheetah in connection with the foregoing; provided, that in no event shall Cheetah have access to any information that (x) based on advice of A/N’s counsel, would violate applicable Laws, including U.S. Antitrust Laws, or would destroy any legal privilege, or (y) in A/N’s reasonable judgment, would (A) result in the disclosure of any trade secrets or other proprietary or confidential information of third parties or (B) violate any obligation of Bengal or any of its Affiliates with respect to confidentiality; provided, further, that in each case A/N, Bengal and its Subsidiaries shall have used commercially reasonable efforts to make alternative arrangements to permit access to and the disclosure of such information. If any of the information or material furnished pursuant to this Section 5.1 includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided under this Section 5.1 that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine. All information received pursuant to this Section 5.1(a) shall be governed by the terms of the Confidentiality Agreement.

(b) From the date hereof until the Closing, Cheetah shall provide to A/N the same monthly financial information package that Cheetah provides to the Board of Directors of Cheetah and shall afford A/N and its Representatives reasonable access, during regular business hours and upon reasonable advance notice, to the senior management of Cheetah and its Subsidiaries. As promptly as practicable after the date hereof, A/N shall provide to Cheetah A/N’s good faith estimate of the number of Video Customers under each Bengal System as of December 31, 2014.

(c) For a period of seven years after the Closing Date or, if shorter, the applicable period specified in Cheetah’s document retention policy, Cheetah shall retain all Books and Records, and to the extent permitted by Law and confidentiality obligations existing as of the Closing Date, grant to A/N and its Representatives during regular business hours and subject to reasonable rules and regulations, the right, (i) to inspect and copy the Books and Records to the extent they relate to periods prior to the Closing Date and (ii) to have personnel of Cheetah and its Affiliates made available to them or to otherwise cooperate to the extent reasonably necessary, in each case in connection with (A) preparing and filing Tax Returns or any Tax inquiry, audit, investigation or dispute, (B) any investigation or any litigation by a third party against A/N or (C) the administration of Excluded Liabilities. During the period from the date of this Agreement until the date that is seven years from the Closing Date, no Books and Records relating to periods prior to the Closing Date shall be destroyed by Cheetah without first advising A/N in writing and giving A/N a reasonable opportunity to inspect and copy such Books and Records in accordance with this Section 5.1(c). Following the Closing, to the extent permitted by Law and confidentiality obligations existing as of the Closing Date, Cheetah shall grant to A/N and its Representatives, during regular business hours and subject to reasonable rules and regulations, the right (i) to inspect and copy any books, ledgers, files, reports, databases, records, manuals and other documents in the possession of Cheetah or its Affiliates pertaining to any Benefit Plan that is a Pension Plan and (ii) to have personnel of Cheetah and its Affiliates made available to them, or to otherwise cooperate to the extent reasonably necessary, in connection with the continuing administration of any Benefit Plan that is a Pension Plan or any Excluded Liability by A/N or its Affiliates after the Closing.

(d) At the Closing, A/N and its Affiliates shall deliver to Cheetah all of their Books and Records. For a period of seven years after the Closing Date, A/N shall, to the extent permitted by Law and confidentiality obligations existing as of the Closing Date, grant to Cheetah and its Representatives during regular business hours and subject to reasonable rules and regulations, the right to have personnel of A/N and its Affiliates made available to them or to otherwise cooperate to the extent reasonably necessary, including in connection with (i) preparing and filing Tax Returns or any Tax inquiry, audit, investigation or dispute, or (ii) any litigation or investigation. For the avoidance of doubt, nothing in this Section 5.1(d) requires A/N to grant access to the Tax Returns of A/N or its Affiliates, except such portions of such Tax Returns for taxable periods (or portions thereof) ending on or before the Closing Date as relate to Bengal and its Subsidiaries and the Bengal Business and as necessary for Cheetah to prepare and file any Tax Return or any Tax inquiry, audit, investigation or dispute.

(e) Prior to the Closing, Cheetah shall use all subscriber information (as hereinafter defined) that was obtained prior to the Closing from Bengal, its Subsidiaries or any Affiliate of any of the foregoing only in compliance with Sections 222 and 631 of the Communications Act and all other Laws governing the use, collection, disclosure and storage of such information. For purposes hereof, “subscriber information” means personally identifiable information pertaining to customers, including names, telephone numbers, e-mail and billing addresses, credit card numbers and expiration dates and bank account numbers and routing numbers.

(f) Without limiting the other provisions of this Section 5.1, prior to the Closing, A/N shall deliver to Cheetah: (i) on the date hereof, the Operating Budget for fiscal year 2015 (if not already delivered to Cheetah prior to the date hereof) and no later than December 15, 2015, if as of such date the Closing has not occurred and this Agreement has not been terminated, the Operating Budget for fiscal year 2016, (ii) as promptly as reasonably practicable, but in any event within thirty (30) days after the end of each calendar month, reports showing (A) monthly profit statements reflecting the categories of revenues, net set forth on the billing reports for the Bengal Systems, and operating and capital expenses (excluding depreciation and amortization); and (B) residential customers and average revenue per unit by product; in each case, on a consolidated basis and for each Bengal System as of the last day of such month (collectively, the “System Reports”); (iii) as promptly as reasonably practicable, and using its best efforts to deliver within thirty-five (35) days, but in any event within forty (40) days (or, solely with respect to the first fiscal quarter of 2015, as promptly as reasonably practicable, and using its best efforts to deliver within forty-five (45) days but in any event within fifty (50) days) after the completion of each fiscal quarter of Bengal, (A) Bengal’s consolidated unaudited balance sheet as of the end of such fiscal quarter and for the corresponding fiscal quarter in the previous fiscal year, and Bengal’s related consolidated statements of operations, changes in members’ equity and cash flows (and related footnotes) for such fiscal quarter and for the corresponding fiscal quarter in the previous fiscal year, in each case that have been reviewed by its independent public accountants who have issued a Statements on Auditing Standards No. 100 Review report; and (B) a consolidated capital expenditure summary; in each case for the period from the end of Bengal’s most recently completed fiscal year to the end of such fiscal quarter; and (iv) as promptly as reasonably practicable, but in any event within sixty-five (65) days after the completion of each fiscal year, Bengal’s consolidated audited balance sheet as of the end of such fiscal year, and Bengal’s related consolidated statements of operations, changes in members’ equity and cash flows.

Section 5.2 Conduct of Business by Bengal.

(a) From the date hereof to the Closing, except (w) as otherwise contemplated by this Agreement, (x) as otherwise required by Law, (y) as set forth in Section 5.2(a) of the A/N Disclosure Schedule or (z) as Cheetah otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), A/N shall cause Bengal and its Subsidiaries to, (a) conduct the Bengal Business in the Ordinary Course which shall include using commercially reasonable efforts to (x) operate the Bengal Business in a manner consistent with the Operating Budget and (y) preserve intact the Bengal Business and their relationships with customers, suppliers, programming providers, creditors and employees; and (b) to the extent not inconsistent with this Agreement, use commercially reasonable efforts to retain all of the Bengal Franchises, including performing all obligations under all of the Bengal Franchises and use commercially reasonable efforts to renew any material Bengal Governmental Authorizations that expire prior to the Closing Date. Without limiting the generality of the foregoing, from the date hereof to the Closing, except (w) as otherwise contemplated by this Agreement, (x) as otherwise required by Law, (y) for the items set forth in Section 5.2(a) of the A/N Disclosure Schedule or (z) to which Cheetah otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed; provided, that in the case of clauses (v), (vi), (xi), (xiii), (xvi), (xvii), (xix), (xxi) and (xxii) (or clause (xxiii) to the extent it relates to clauses (v), (vi), (xi), (xiii), (xvi), (xvii), (xix), (xxi) or (xxii)), Cheetah may withhold such consent in its sole discretion), A/N shall cause Bengal and its Subsidiaries not to:

(i) incur, create or assume any Encumbrance on any of the assets of Bengal that will remain in existence at the Closing, other than a Permitted Encumbrance;

(ii) sell, lease, license, transfer, encumber, or otherwise dispose of (A) any Bengal Systems, headends, subscribers or other material assets of Bengal, in each case having a fair market value in excess of $2,000,000 or other than in the Ordinary Course (other than in each case to Bengal or a Subsidiary); in each case except for Permitted Encumbrances and except as expressly required by the terms of any Contract entered into prior to the date of this Agreement and disclosed in the A/N Disclosure Schedule or (B) any Minority Interests;

(iii) (A) enter into, modify, renew, suspend, abrogate, terminate or amend any material programming Contracts applicable solely to Bengal and/or its Subsidiaries, other than extensions for six (6) months or less or modifications, renewals, suspensions, abrogations, terminations or amendments effected by another party thereto that Bengal and its Affiliates have no contractual right to prevent, (B) excluding any programming Contract described in clause (A), enter into any Bengal Lease or Contract that would have been a Bengal Material Contract if entered into prior to the date hereof, or modify, renew, suspend, abrogate, terminate or amend in any material respect any such Bengal Lease or Contract or any Bengal Material Contract, other than in the Ordinary Course, or (C) enter into, modify, renew, suspend, abrogate, terminate or amend in any material respect any Bengal Governmental Authorization, other than renewals and extensions in the Ordinary Course and on substantially the same terms;

(iv) fail to timely file valid requests for renewal under Section 626 of the Communications Act with the proper Government Entity with respect to all Bengal Franchises that shall expire within 36 months after any date between the date of this Agreement and the Closing Date;

(v) modify, suspend, abrogate, amend or terminate any of the organizational documents of Bengal or its Subsidiaries;

(vi) (A) authorize or issue any Equity Interest or class of Equity Interests in Bengal or its Subsidiaries; or (B) cancel, redeem or repurchase any of the Membership Interests;

(vii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to or in Bengal or any wholly owned Subsidiary thereof);

(viii) except as required under applicable Law or the terms of any Benefit Plan in effect as of the date hereof (A) grant, provide or increase (or commit to grant, provide or increase) any severance or termination payments or benefits to any Bengal Business Employees or other current or former directors, employees or other service providers of the Bengal Business, Bengal or its Subsidiaries; (B) increase in any manner the compensation or benefits of any Bengal Business Employees or other current or former directors, employees or other service providers of the Bengal Business, Bengal or its Subsidiaries, except for increases in base salary (and resulting increases in bonuses to the extent based on a percentage of base salary) to Bengal Business Employees and other employees of the Bengal Business, Bengal or its Subsidiaries in the Ordinary Course (it being agreed that any increase of 5% or less on an annualized basis in the combined salary and bonus of any individual shall be deemed to be in the Ordinary Course) in connection with Bengal’s usual and customary annual review; (C) become a party to, establish, adopt, terminate, amend (other than immaterial amendments that do not result in any material increase in costs to Bengal or any of its Subsidiaries (or, after the Closing, to Cheetah or any of its Affiliates)), or commit to become a party to, establish, adopt, terminate, amend (other than immaterial amendments that do not result in any material increase in costs to Bengal or any of its Subsidiaries (or, after the Closing, to Cheetah or any of its Affiliates)) any Bengal Benefit Plan or arrangement that would have been a Bengal Benefit Plan if in effect on the date hereof or accelerate the vesting of, or lapse of restrictions on, any compensation for the benefit of any Bengal Business Employee or other current or former director, employee or other service provider of the Bengal Business, Bengal or its Subsidiaries; (D) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any Bengal Business Employee or other current or former director, employee or other service provider of the Bengal Business, Bengal or its Subsidiaries or any of their respective beneficiaries; or (E) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Bengal Benefit Plan;

(ix) transfer the employment duties of any individual who would be a Bengal Business Employee if the Closing occurred as of the date hereof, to a different business unit of A/N or its Affiliates such that the individual would not constitute a Bengal Business Employee, or transfer the employment duties of any individual who would not be a Bengal Business Employee if the Closing occurred as of the date hereof to Bengal or one of its Subsidiaries such that the individual would become a Bengal Business Employee, or hire any individual who would be a Bengal Business Employee with annual compensation (base salary and incentive opportunities) in excess of $400,000;

(x) settle or compromise any claim, action, arbitration, dispute or other proceeding, except where (A) the sum of (i) any amount paid in settlement or compromise plus (ii) the financial impact to Bengal and its Subsidiaries of any other terms of the settlement or compromise does not exceed $1,000,000 and (B) such settlement or compromise does not impose any ongoing Liability on Bengal or any of its Affiliates;

(xi) sell, assign, transfer, encumber or otherwise dispose of any Equity Interests in Bengal or any of its Subsidiaries to any Person (other than Cheetah or a designee thereof), or cause or permit Bengal or any of its Subsidiaries to engage in any merger, consolidation or other restructuring or recapitalization event, or liquidate or terminate the existence of Bengal or any of its Subsidiaries;

(xii) other than in the Ordinary Course, acquire (A) any System that would be a Bengal System upon such acquisition, or any headend, subscriber, Person, business or all or substantially all of the assets of any Person or business or (B) any other assets, in each case except as expressly required by the terms of any Contract entered into prior to the date of this Agreement and disclosed in the A/N Disclosure Schedule;

(xiii) (A) make any change in its accounting policies, practices or procedures from those used to prepare the Audited Financial Statements unless such change is required by GAAP, (B) make any change in the management of payables, receivables or working capital or modify credit policies other than in the Ordinary Course, (C) fail to maintain working capital in the Ordinary Course; or (D) accelerate the collection of receivables or delay the payment of payables or prepaid expenditures, in each case other than in the Ordinary Course;

(xiv) fail to file, in a manner consistent with Bengal’s and its Subsidiaries’ past practice, all Tax Returns of Bengal and each of its Subsidiaries required to be filed on or before the Closing Date;

(xv) make or rescind any material Tax election, settle or compromise any material claim by a Government Entity for Taxes payable by Bengal or its Subsidiaries, surrender any right to claim a material refund of Taxes, enter into any closing agreement, file any amendment (except as required by Law) to previously filed Tax Returns relating to material Taxes payable by Bengal and its Subsidiaries, waive or extend any statute of limitation with respect to material Taxes, or change any material Tax accounting method, in each case other than in the Ordinary Course;

(xvi) engage in any business other than the Bengal Business and businesses ancillary to the Bengal Business, other than in the Ordinary Course;

(xvii) convert any billing systems used by the Bengal Business;

(xviii) except for (A) (1) promotional offers, (2) pricing of new Internet tier speeds and (3) pricing of new products, in each case, in the Ordinary Course and (B) rate increases provided for in Section 5.2 of the A/N Disclosure Schedule or the Operating Budget, change the rate charged for any level of cable television, telephony or high speed data services;

(xix) defer beyond the Closing Date (other than for valid and reasonable business reasons unrelated to this Agreement) the making of any of the capital expenditures set forth in Section 5.2(a)(xix) of the A/N Disclosure Schedule that are scheduled to be made before the Closing Date; provided, however, that A/N shall not be deemed to have breached this covenant if Bengal and its Subsidiaries shall have made at least 92.5% of the aggregate capital expenditures required by the foregoing;

(xx) fail to do any of the following: (A) maintain inventory, plant replacement materials and customer premises equipment for the Bengal Systems at levels (by device type) in the Ordinary Course, (B) maintain and continue regular purchase order activity therefor in the Ordinary Course and (C) maintain customer premises equipment of a quantity (by device type) sufficient to enable Cheetah to conduct the Bengal Business, as it is conducted by A/N as of the date of this Agreement, for at least a 45-day period following the Closing Date;

(xxi) knowingly take, cause or permit to be taken or omit to take any action which would reasonably be expected to materially delay or prevent or impede consummation of the Contribution;

(xxii) enter into, modify, renew, suspend, abrogate, terminate or amend any transaction or Contract with any Bengal Related Person, other than (i) as provided by this Agreement to occur at the Closing or the Restructuring or (ii) actions related to the compensation or benefits of Bengal Business Employees or other current or former directors, employees or other service providers of the Bengal Business, Bengal or its Subsidiaries that are expressly permitted pursuant to the exceptions to Section 5.2(a)(viii) or (ix); or

(xxiii) authorize or enter into any agreement or commitment to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Agreement, (i) A/N shall be entitled to cause distributions in respect of the Membership Interests of all Non-Operating Cash in the Bengal Business to A/N from time to time between the date of this Agreement and the Closing and (ii) A/N shall not be entitled to cause the distribution of any Operating Cash; it being understood, for the avoidance of doubt, that none of the foregoing shall limit, restrict or in any way prevent Operating Cash from becoming Non-Operating Cash pursuant to clause (i) of the definition of Operating Cash.

Section 5.3 Conduct of Business by Cheetah. From the date hereof to the Closing, except (w) as otherwise contemplated in this Agreement or by the Comcast Agreement (or any Long-Form Agreement (as defined therein) entered into pursuant thereto), (x) as otherwise required by Law, (y) as set forth in Section 5.3(a) of the Cheetah Disclosure Schedule or (z) as A/N otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), Cheetah shall, and shall cause each of its Subsidiaries to, (a) conduct its business and operations in the Ordinary Course which shall include using commercially reasonable efforts to preserve intact the business of Cheetah and its Subsidiaries and their relationships with customers, suppliers, programming providers, creditors and employees; and (b) use commercially reasonable efforts to retain all of the Cheetah Franchises, including performing all material obligations under all of the Cheetah Franchises and using commercially reasonable efforts to renew any material Cheetah Governmental Authorizations that expire prior to the Closing Date. Without limiting the generality of the foregoing, from the date hereof to the Closing, except (w) as otherwise contemplated by this Agreement or by the Comcast Agreement (or any Long-Form Agreement (as defined therein) entered into pursuant thereto and consistent in all material respects with the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date), (x) as otherwise required by Law, (y) for the items set forth in Section 5.3(a) of the Cheetah Disclosure Schedule or (z) to which A/N otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed; provided, that in the case of clauses (i), (iv), (v) and (vi) (or clause (vii) to the extent it relates to clauses (i), (iv), (v) or (vi)), A/N may withhold such consent in its sole discretion), Cheetah shall, and shall cause its Subsidiaries not to:

(i) knowingly take, cause or permit to be taken or omit to take any action that would reasonably be expected to prevent or materially delay or impede the consummation of the Contribution;

(ii) modify, suspend, abrogate, amend or terminate any of the organizational documents of any Cheetah Party, other than modifications, abrogations or amendments (to organizational documents other than Cheetah’s certificate of incorporation) that are not material;

(iii) (A) authorize or issue any Equity Interest or class of Equity Interests in Cheetah or its Subsidiaries, except as contemplated by the Stockholders Agreement or (B) reclassify, split, combine, subdivide, cancel or redeem, repurchase, or otherwise acquire, directly or indirectly any Equity Interest or class of Equity Interests in Cheetah or its Subsidiaries, except (i) in the case of (A) and (B), in connection with any compensatory equity awards or for any such transaction by a wholly owned Subsidiary of Cheetah which remains a wholly owned Subsidiary after consummation of such transaction and (ii) in the case of (B), for cancellations of Equity Interests of Cheetah held by Cheetah or any of its Subsidiaries or repurchases of Equity Interests of Cheetah;

(iv) declare, set aside or make any dividend or other distribution to its stockholders (whether cash or stock);

(v) engage in any material business other than the business of Cheetah and its Subsidiaries;

(vi) liquidate or terminate the existence of any of the Cheetah Parties; or

(vii) authorize or enter into any agreement or commitment to do any of the foregoing.

Section 5.4 Consents; Further Assurances.

(a) Subject to, and not in limitation of, Section 5.5, A/N, on the one hand, and Cheetah, on the other hand, shall cooperate and use its respective commercially reasonable efforts to do, or cause to be done, all things necessary or advisable to fulfill as promptly as practicable the conditions to Closing in this Agreement and consummate the Contribution. Without limiting the generality of the foregoing, A/N, on the one hand, and Cheetah, on the other hand, shall each, with the reasonable cooperation of the other(s), use commercially reasonable efforts to obtain and maintain all A/N Consents and Cheetah Consents, respectively. If, notwithstanding the exercise of their commercially reasonable efforts and compliance with this Section 5.4 and Section 5.5, A/N is unable to obtain one or more of the A/N Consents, A/N shall reasonably cooperate with Cheetah’s efforts to obtain each such A/N Consent for a period of 12 months following the Closing. For the avoidance of doubt, except as otherwise provided in Article VI, none of the parties’ obligations to effect the Closing shall be conditioned on obtaining any A/N Consents or Cheetah Consents.

(b) Nothing contained in this Agreement shall require the expenditure or payment of any funds (other than in respect of normal and usual attorneys’ fees, filing fees or other normal costs of doing business), the giving of any other consideration by Cheetah, A/N, Bengal or their respective Subsidiaries with respect to seeking any A/N Consents or Cheetah Consents or any regulatory approvals pursuant to Section 5.5.

(c) Each party shall execute and deliver such other documents, certificates, agreements and other writings and to take such other commercially reasonable actions as may be necessary or desirable to evidence, consummate or implement expeditiously the Contribution.

(d) In consultation with Cheetah, A/N shall comply with all requirements of the TWEAN Agreement necessary in order to permit the satisfaction of the condition set forth in Section 6.1(f). Until the earlier of the Closing and the date that this Agreement is terminated in accordance with Article VIII, A/N shall (i) as promptly as practicable inform Cheetah of the content of any oral communications with, and as promptly as practicable provide to Cheetah copies of any written communications with, TWCE or any of its Representatives relating to the Offer Notice, any Counter-Offer (including for the avoidance of doubt a copy of the terms of any Counter-Offer), the Contribution or the transactions contemplated by this Agreement and (ii) give Cheetah notice of any meeting with TWCE or any of its Representatives in respect of any such matter, and shall give Cheetah a description of the purpose of and, to the extent known, agenda for such meeting.

(e) The parties shall negotiate in good faith the definitive terms of the Transaction Agreements (for the avoidance of doubt, other than the Stockholders Agreement) and the Amended and Restated Certificate as promptly as reasonably practicable after the date of this Agreement, on the terms and conditions set forth in Exhibit B, to the extent applicable, and with such other customary terms as may be reasonably agreed upon by the parties. On the Closing Date and concurrently with the Closing, each of A/N, New Cheetah and Cheetah Holdco shall enter into the Transaction Agreements (for the avoidance of doubt, other than the Stockholders Agreement).

(f) Without the consent of Cheetah, (i) no Amendment shall be agreed to by A/N or any of its Affiliates with respect to (x) the TWEAN Documents, or (y) any non-de minimis TWCE Agreement (other than programming Contracts) and (ii) A/N and its Affiliates shall not enter into any Contract with TWCE or any of its Affiliates that would constitute a non-de minimis TWCE Agreement (other than programming Contracts) or agree to any Amendment to any such Contract entered into after the date hereof, in the case of each of clauses (i)(y) and (ii), such consent not to be unreasonably withheld, conditioned or delayed.

(g) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Cheetah, New Cheetah or any of their Subsidiaries to take any action that would breach the Comcast Agreement or any agreement entered into in connection therewith.

Section 5.5 Regulatory Approvals.

(a) As soon as practicable after the execution of this Agreement, but in any event no later than thirty (30) calendar days thereafter, A/N and Cheetah shall prepare and file or deliver, or cause to be prepared and filed or delivered, all applications (including FCC Forms 394 or other appropriate forms) and requests required to be filed with or delivered to the FCC or any other Government Entities that are necessary to obtain the consents of such Government Entities in connection with the transactions contemplated by this Agreement (the “Required Regulatory Approvals”). The parties shall consult and work together in good faith to develop a consensus plan and strategy with respect to making regulatory filings and obtaining the Required Regulatory Approvals. Cheetah and A/N will cooperate and keep each other apprised with respect thereto as set out in this Section 5.5. In addition, A/N shall cause Bengal to use reasonable best efforts to obtain a renewal or extension of any Bengal Franchise (for a period of at least two (2) years) for which a valid notice of renewal pursuant to the formal renewal procedures established by Section 626 of the Communications Act has not been timely delivered to the appropriate Government Entity. Each party shall promptly file any additional information requested by any Government Entity as soon as practicable after receipt of a request for additional information. The parties shall cooperate fully with each other in all reasonable respects and shall use reasonable best efforts to obtain the Required Regulatory Approvals as promptly as practicable. Each party shall have the right to review and approve in advance, with such approvals not to be unreasonably withheld or delayed, all filings with Government Entities to be made by the other party in connection with the Contribution. Each party shall coordinate and cooperate with one another in exchanging such information and providing such reasonable assistance as may be requested in connection with such filings. Without the prior consent of Cheetah, none of the A/N, Bengal or any of its Subsidiaries shall agree with any Government Entity to extend or to toll the time limits applicable to such Government Entity’s consideration of any FCC Form 394 filed with such Government Entity. Each party shall promptly supply the other with copies of all nonconfidential correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or its Representatives and any Government Entity or members of their respective staffs with respect to this Agreement or the Contribution. A/N will, to the extent reasonably practicable, notify Cheetah of all meetings, hearings and other discussions before or with Government Entities in connection with the renewal or extension of any Bengal Franchise or Bengal Governmental Authorization relating to a Bengal Franchise or the granting of an LFA Approval with respect to any Bengal Franchise, such that Cheetah’s Representatives can participate to the extent reasonably practicable in such proceedings. No party shall take in bad faith any action that would have the effect of delaying, impairing or impeding the receipt of any Required Regulatory Approvals.

(b) As soon as practicable after the execution of this Agreement, but in any event no later than one (1) Business Day after such execution, A/N and Cheetah shall request in-person meetings with the appropriate representatives of each of the Antitrust Division and the FCC to be held within two (2) Business Days of such request, or as promptly as possible thereafter that such representatives are available to meet, in order that the parties may discuss that such Government Entities provide expedited review of the Contribution and other transactions contemplated by this Agreement and to volunteer to provide to such Government Entities with any materials, white papers or analyses that may accelerate the education of such Government Entities.

(c) Each of A/N and Cheetah shall (i) make or cause to be made all filings required of each of them or any of their Affiliates under the HSR Act or other Antitrust Laws with respect to the Contribution as promptly as practicable and, in any event, within 30 days after the date of this Agreement in the case of all filings required under the HSR Act, (ii) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective subsidiaries or Affiliates from the FTC, the Antitrust Division or any other Government Antitrust Entity in respect of such filings or the Contribution, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of drafts of all prepared filings to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Government Antitrust Entity under any Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use its reasonable best efforts to furnish to each other all information requested by the other party that is reasonably required for any application or other filing to be made pursuant to any applicable law in connection with the Contribution or the other transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications (and memoranda setting forth the substance of any oral communication) with, any Government Entity or third party regarding any such filings or any such transaction. Unless prohibited by applicable Law or by the applicable Government Entity, each party shall consult with the other party prior to any meetings, by telephone or in person, with the staff of a Government Entity in connection with the transactions contemplated by this Agreement and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Government Entity without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, and (C) in the event one party is prohibited by applicable Law or by the applicable Government Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act, other Antitrust Laws or other applicable Law. Any party may, if it reasonably deems it advisable and necessary, designate any competitively sensitive material provided to the other parties under this Section 5.5 as “outside counsel only” (it being agreed that such materials designated as “outside counsel only” and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials). In addition, any party may redact any material provided to the other parties under this Section 5.5 (whether or not competitively sensitive or designated as “outside counsel only”) (A) to exclude documents filed in response to Items 4(c) and 4(d) of the filing pursuant to the HSR Act, (B) to remove references concerning the valuation of businesses, (C) as necessary to comply with contractual agreements, and (D) as necessary to address reasonable privilege concerns.

(d) Each of Cheetah and A/N shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Government Antitrust Entity with respect to the Contribution under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). Each of Cheetah and A/N shall use reasonable best efforts to take such actions as may be required to cause the expiration of the waiting or notice periods under the HSR Act or other Antitrust Laws with respect to the Contribution as promptly as possible after the execution of this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, Cheetah, New Cheetah, Cheetah Holdco and A/N understand and agree that “reasonable best efforts” shall not require Cheetah, New Cheetah, Cheetah Holdco or any of their respective Subsidiaries to (i) divest or otherwise hold separate (including by establishing a trust or otherwise) any businesses, assets or properties of Cheetah, New Cheetah, Cheetah Holdco or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ respective businesses, assets or properties (except for the transactions expressly contemplated by this Agreement and the Transaction Agreements), (ii) accept any conditions or take any other actions that would apply to, or affect, any businesses, assets or properties of Cheetah, New Cheetah, Cheetah Holdco or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ respective businesses, assets or properties or (iii) litigate or participate in the litigation of any proceeding involving the FCC, the FTC or Antitrust Division, whether judicial or administrative, in order to (A) oppose or defend against any action by any such Government Entity to prevent or enjoin the consummation of the Contribution or any of the other transactions contemplated by this Agreement or the Transaction Agreements or (B) overturn any regulatory action by any such Government Entity to prevent consummation of the Contribution or any of the other transactions contemplated by this Agreement or the Transaction Agreements, including by defending any suit, action or other legal proceeding brought by any such Government Entity in order to avoid the entry of, or to have vacated, overturned or terminated or appealing any order; provided , that Cheetah, New Cheetah, Cheetah Holdco and their respective Subsidiaries shall be required, notwithstanding the preceding clauses (i) and (ii), to take the actions and accept the conditions imposed by a Government Entity described in the immediately preceding clauses (i) and (ii), to the extent such actions are consistent in scope and magnitude with the conditions and actions (other than any condition that was subsequently suspended by the agency that imposed the condition) required or imposed by a Government Entity on Cheetah in connection with the Comcast Agreement (or any Long-Form Agreement (as defined therein) entered into pursuant thereto and consistent in all material respects with the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date, including the Separation Agreement, the Spinco Merger Agreement, the Asset Exchange Agreement or the Asset Purchase Agreement) (each condition and action described in clause (i), (ii) or (iii) that Cheetah, New Cheetah or Cheetah Holdco is not required to accept or take after giving effect to the foregoing proviso to this Section 5.5(e), a “Burdensome Condition”); provided, further, that no condition or action shall constitute a “Burdensome Condition” to the extent related to franchises, State Telecommunication Authorizations (other than for California) or regional sports networks, regardless of whether any such condition or action is required or imposed by a Government Entity on Cheetah in connection with the Comcast Agreement (or any Long-Form Agreement (as defined therein) entered into pursuant thereto and consistent in all material respects with the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date, including the Separation Agreement, the Spinco Merger Agreement, the Asset Exchange Agreement or the Asset Purchase Agreement).

(f) Notwithstanding the foregoing, neither Cheetah, New Cheetah nor Cheetah Holdco shall be required to commit to or effect any action contemplated by this Section 5.5 that is not conditioned upon the consummation of the Contribution and the other transactions contemplated by this Agreement and the Transaction Agreements. Cheetah, New Cheetah, Cheetah Holdco and A/N acknowledge and agree that nothing in this Section 5.5 shall restrict any party’s practice of making efforts, taking positions and requesting approvals or consents for a variety of matters from a variety of regulators (which efforts, positions or requested approvals or consents may be inconsistent with or contrast with those made, taken or requested by any other party).

Section 5.6 Tax Matters.

(a) Cheetah Holdco shall be responsible for and pay two-thirds of all Transfer Taxes and one-half of any Sales Taxes, and A/N shall be responsible for and pay one-third of all Transfer Taxes and one-half of any Sales Taxes. Any Tax Returns that must be filed in connection with Transfer Taxes or Sales Taxes shall be prepared by the party primarily or customarily responsible under applicable Law for filing such Tax Returns, and such party will use commercially reasonable efforts to provide such Tax Returns to the other party (or, in the case of Bengal, to A/N) at least ten (10) Business Days prior to the date such Tax Returns are due to be filed. Cheetah and A/N shall cooperate in the timely completion and filing of all such Tax Returns.

(b) A/N and Cheetah Holdco shall provide each other with such assistance as reasonably may be requested by either of them in connection with (i) the preparation of any Tax Return, or (ii) any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes. The party requesting assistance hereunder shall reimburse the other party for reasonable out-of-pocket expenses incurred in providing such assistance, provided, however, that, for purposes of receiving reimbursement, no independent contractors, such as accountants or attorneys, shall be consulted without the written consent of the party requesting assistance, which consent shall not be unreasonably withheld.

(c) Cheetah Holdco shall indemnify and hold harmless A/N from and against any Transfer Taxes and any Sales Taxes for which Cheetah Holdco is responsible pursuant to Section 5.6(a).

Section 5.7 Employees.

(a) Transfer of Employment. As of no later than immediately prior to the Closing, A/N, Bengal and their respective Affiliates shall take such actions as are reasonably necessary to ensure that the Employees who provide services primarily with respect to the Bengal Business (each, a “Bengal Business Employee”) are employed by Bengal or one of its Subsidiaries, including any such employee who, on the Closing Date, is on leave of any kind. Section 5.7(a) of the A/N Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of each Bengal Business Employee and each such Bengal Business Employee’s title, location of employment, date of hire, base salary or hourly wage rate, incentives and/or commissions paid in respect of 2014 and accrued vacation or other paid time off, which list is subject to update for new hires (to the extent permitted by the terms of this Agreement) from time to time from the date hereof to the Closing Date. The Bengal Business Employees who continue employment with Cheetah, Bengal or any of their respective Affiliates from and following the Closing Date are hereinafter referred to as the “Continuing Employees.” With respect to any Continuing Employees who hold work visas, A/N and Cheetah shall cooperate to provide for the transfer of the sponsorship of such visas to Cheetah effective as of the Closing Date.

(b) Terms of Compensation and Benefits Following the Closing. Following the Closing,

(i) until the first anniversary thereof, Cheetah shall provide, or shall cause to be provided to each Continuing Employee (1) base salary or base wage and annual bonus opportunities, which are no less favorable in the aggregate than those provided immediately prior to the Closing to each such Continuing Employee, (2) commission opportunities that are no less favorable than either those provided immediately prior to the Closing to each such Continuing Employee or those provided to similarly situated employees of Cheetah and its Affiliates and (3) employee benefits (other than severance) that are no less favorable in the aggregate than those provided to each such Continuing Employee immediately prior to the Closing; provided that, for purposes of determining whether such pay, opportunities and benefits are no less favorable in the aggregate, Cash Long-Term Awards, equity compensation, defined benefit pension plan benefits, retention, sale, stay, or change in control payments or awards or any similar compensation or benefit shall not be taken into account; provided further, that, for purposes of the Advance/Newhouse Partnership Health Benefits Plan, Advance/Newhouse Partnership Life Insurance Plan and Advance/Newhouse Partnership Disability Plan (each of which will be transferred to Bengal or its Subsidiaries on or prior to, and assumed by Cheetah or its Affiliates (including Bengal or its Subsidiaries) as of, the Closing), the Continuing Employees shall be permitted to continue in such Bengal Benefit Plans until the end of the applicable plan year during which the Closing occurs;

(ii) the service of each Continuing Employee with Bengal or any of its Subsidiaries (or any predecessor employer) prior to the Closing shall be treated as service with Cheetah and its Subsidiaries for purposes of eligibility to participate and vesting under each employee benefit plan, agreement, program, policy and arrangement of Cheetah or its Affiliates (the “Cheetah Plans”) (including vacation, paid time-off and severance plans) in which such Continuing Employee is eligible to participate and participates in after the Closing; provided that such recognition of service shall not (A) apply for purposes of any defined benefit retirement plan or plan that provides retiree Welfare Benefits, (B) operate to duplicate any benefits of a Continuing Employee with respect to the same period of service or (C) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Cheetah and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation; and

(iii) for purposes of each Cheetah Plan in which any Continuing Employee or his or her eligible dependents is eligible to participate and participates in after the Closing, to the extent commercially reasonable and permitted by applicable Law, Cheetah shall cause Bengal and its Subsidiaries to (A) waive any pre-existing condition, exclusion, or waiting period to the extent such condition, exclusion, or waiting period was satisfied or waived under the comparable Bengal Benefit Plan as of the Closing and (B) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Closing under the comparable Bengal Benefit Plan for the plan year in which the Closing occurs.

(c) Health and Welfare Plans. For periods prior to the Closing, A/N and its Affiliates shall comply with the health care continuation coverage requirements of Section 4980B of the Code or Part 6 of Title I of ERISA (“COBRA Coverage”) and the portability requirements under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), in each case, with respect to the Bengal Business Employees and individuals who would have been Bengal Business Employees if employed on the Closing Date. Prior to the Closing, A/N and its Affiliates shall cause Bengal and its Subsidiaries to assume sponsorship of all Bengal Welfare Plans and any related vendor agreements or related, specifically identified or segregated assets, including those held in trusts and whether or not commingled with specified or segregated assets intended to fund other employee benefit obligations, as well as insurance policies and other funding vehicles. From and after the Closing, Cheetah and its Affiliates shall assume all Liabilities in respect of the Bengal Welfare Plans (including in respect of retiree medical obligations as set forth in Section 3.14(d) of the A/N Disclosure Schedule and COBRA Coverage); provided, however, in the event that Cheetah and its Affiliates incur any Liabilities as a result of A/N and its Affiliates’ breach of their obligations hereunder, A/N and its Affiliates shall retain and reimburse Cheetah and its Affiliates for any such Liabilities.

(d) 401(k) Plans. From and following the Closing, A/N and its Affiliates (excluding Bengal and its Subsidiaries) shall retain all Liabilities, along with all assets under, the Advance 401(k) Plan (the “Advance 401(k) Plan”). If, following the Closing, Cheetah maintains a tax-qualified 401(k) retirement plan for its employees (the “Cheetah 401(k) Plan”), Cheetah and A/N shall take all actions necessary either (i) to permit, beginning as soon as practicable following the Closing, each Continuing Employee to effect a rollover contribution of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, and including loans) of such Continuing Employee’s account balance (which shall become fully vested as of immediately prior to the Closing) from the Advance 401(k) Plan to the Cheetah 401(k) Plan, in the form of cash, in an amount equal to the full account balance (including loans) distributed to such employee from the Advance 401(k) Plan or (ii) at Cheetah’s option, to effect a direct transfer from a trust established under the Advance 401(k) Plan to a trust established under the Cheetah 401(k) Plan of each Continuing Employee’s account balance under the Advance 401(k) Plan to the Cheetah 401(k) Plan, provided that all transferred assets shall be in the form of cash;

(e) Flexible Spending Accounts.

(i) Immediately prior to the Closing Date, either Cheetah or its Affiliates shall at Cheetah’s election either (A) have in effect one or more plans or arrangements providing for health care flexible spending and dependent care spending accounts (each, a “Cheetah Flex Plan”) in which each Continuing Employee who participates in the Advance/Newhouse Partnership Flexible Spending Account Plan (the “A/N Flex Plan”) is eligible to participate as of the Closing Date or (B) allow each such Continuing Employee to remain a participant in the A/N Flex Plan (which shall transfer to Bengal or its Subsidiaries on or prior to, and be assumed by Cheetah or its Affiliates (including Bengal or its Subsidiaries) as of, the Closing). To the extent permitted by applicable Law and to the extent applicable, A/N and Cheetah shall take all actions necessary or appropriate so that, effective as of the Closing Date, (A) the account balance (positive or negative) in the applicable accounts of each Continuing Employee under the A/N Flex Plan shall be transferred to the applicable Cheetah Flex Plans; (B) the elections, contribution levels and coverage levels of such Continuing Employee shall apply under the applicable Cheetah Flex Plans, in the same manner as under the A/N Flex Plan; and (C) from and after the Closing Date, each Continuing Employee shall be reimbursed from the applicable Cheetah Flex Plans in a comparable manner based on similar terms as the A/N Flex Plan for claims incurred at any time during the plan year in which the Closing Date occurs.

(ii) As soon as reasonably practicable after the Closing Date (and in no event more than 120 days thereafter), A/N shall determine the positive or negative Aggregate Flex Plan Balance (as defined below) and notify Cheetah of the amount of such Aggregate Flex Plan Balance in writing. The term “Aggregate Flex Plan Balance” shall mean, as of the Closing Date, the aggregate amount of contributions that have been made to the accounts of the Continuing Employees under the A/N Flex Plan for the plan year in which Closing Date occurs, minus the aggregate amount of reimbursements that have been made from the accounts of the Continuing Employees under the A/N Flex Plan for the plan year in which the Closing Date occurs. If the applicable Aggregate Flex Plan Balance is a negative amount, Cheetah shall pay the absolute value of such amount to A/N as soon as reasonably practicable following Cheetah’s receipt of the written notice thereof. If the applicable Aggregate Flex Plan Balance is a positive amount, A/N shall pay such positive amount to Cheetah as soon as reasonably practicable following A/N’s receipt of the written notice thereof.

(f) Cash-Based Incentive Compensation.

(i) Short-Term Cash Incentive Compensation. Between the date hereof and the Closing, A/N and its Affiliates shall continue to pay all annual bonuses and other short-term cash incentive compensation that become due to the Bengal Business Employees or individuals who would have been Bengal Business Employees if employed on the Closing Date in the Ordinary Course (and, for the avoidance of doubt, shall not delay the payment of any amount otherwise payable in accordance with its terms or in the Ordinary Course prior to the Closing until after the Closing). From and following the Closing, Cheetah and its Affiliates shall assume all Liabilities in respect of annual bonuses and other short-term cash incentive compensation that become due to the Bengal Business Employees from and following the Closing. Cheetah shall (and shall cause its Affiliates to) pay, to any Continuing Employee whose employment is involuntarily terminated by Cheetah (or any of its Affiliates) on or after the Closing Date other than for cause or due to death or disability, who was prior to termination eligible for an annual bonus in respect of the year of termination, and who executes a release of claims in a form provided by Cheetah, an annual bonus in respect of the year in which the Closing Date occurs, in an amount determined based on the bonus actually paid to such person for the year preceding the year in which the Closing occurred, prorated based on the ratio of (x) the number of days elapsed from and including the commencement of the bonus year through and including the Continuing Employee’s termination date divided by (y) the total number of days in the bonus year, and payable within fifty (50) days following employment termination; provided, however, any payment to a Continuing Employee contemplated by this sentence shall be reduced by the value of any payments in respect of the applicable Continuing Employee’s annual bonus for the portion of the year of termination preceding the date of termination that are made to the applicable Continuing Employee under any other arrangement to the extent such payment would result in a duplicative bonus for the same period of service.

(ii) Long-Term Cash Incentive Compensation. Effective as of immediately prior to the Closing, each award granted under the Cash-Based Plans (a “Cash Long-Term Award”) that is outstanding as of the date hereof and is held by a Bengal Business Employee or individual who would have been a Bengal Business Employee if employed on the Closing Date shall vest in full and be paid by A/N or its Affiliates (excluding Bengal and its Subsidiaries) on or following the Closing Date in accordance with applicable Law and the applicable award terms. A/N and its Affiliates (excluding Bengal and its Subsidiaries) shall retain and be responsible for all Liabilities related to any Cash Long-Term Awards outstanding on the date hereof, which shall be considered Excluded Liabilities.

(g) Severance. Prior to the Closing, A/N and its Affiliates shall take all actions as are necessary to ensure that the transactions contemplated by this Agreement do not trigger entitlement to any severance compensation or benefits (“Severance Compensation”) to any Bengal Business Employee or Continuing Employee. Between the date hereof and the Closing, A/N and its Affiliates shall continue to pay all Severance Compensation that becomes payable to any individuals who would have been Bengal Business Employees if employed as of the Closing in the Ordinary Course (and, for the avoidance of doubt, shall not delay the payment of any such amounts otherwise payable prior to the Closing until after the Closing). Cheetah and its Affiliates shall be responsible for all Liabilities related to any Severance Compensation that becomes payable to any Bengal Business Employee, Continuing Employee or individual who would have been a Bengal Business Employee if employed as of the Closing, whether arising prior to, on or after the Closing Date; provided, however, in the event that Cheetah and its Affiliates incur any Liabilities as a result of A/N and its Affiliates’ breach of their obligations hereunder, A/N and its Affiliates shall retain and reimburse Cheetah and its Affiliates for any such Liabilities.

(h) WARN Act. A/N shall periodically notify Cheetah of the number and work location of employees of the Bengal Business or Bengal or any of its Subsidiaries laid-off during the 90-day period prior to the Closing, and shall provide to Cheetah a final list as of immediately prior to the Closing. Subject to A/N’s compliance with the immediately preceding sentence, Cheetah shall be responsible for providing or discharging any and all notifications, benefits and liabilities to Continuing Employees and governmental authorities required by the WARN Act.

(i) Paid Time Off. Following the Closing, Cheetah shall assume and honor, in accordance with the terms of the applicable Benefit Plan, the unused vacation or paid-time off earned and accrued by each Continuing Employee.

(j) Employee Communications. To the extent reasonably practicable, prior to making any broadly-distributed written or oral communications to the directors, officers or employees of Bengal or any of its Subsidiaries pertaining to material post-Closing compensation or benefit matters that are affected by the Contribution, A/N shall cause Bengal to consult with Cheetah regarding the content of the intended communication, and shall consider any feedback in good faith (provided that any subsequent communications substantively consistent with those previously consulted upon will not require any further consultation). Cheetah shall have a reasonable period of time to review and comment on the communication, which comments A/N and Bengal shall consider in good faith.

(k) No Third-Party Beneficiaries. Notwithstanding any provision of this Section 5.7, Cheetah shall either cause the Continuing Employees to continue to participate in the existing Bengal Benefit Plans that continue to be maintained by Bengal from and after the Closing or, in its sole discretion, cause the Continuing Employees to participate in the Cheetah Plans. Furthermore, nothing contained in this Section 5.7 shall require or imply that the employment of the Bengal Business Employees or the Continuing Employees will continue for any particular period of time following the Closing. This Section 5.7 is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties to this Agreement and their respective successors and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third-party beneficiary hereunder, or to be interpreted as an amendment to any plan of Cheetah or any Affiliate of Cheetah (including Bengal and its Subsidiaries).

Section 5.8 Real Estate Matters. A/N shall reasonably cooperate with Cheetah and shall cause Bengal and its Subsidiaries to provide to Cheetah current commitments to issue title insurance policies on the 2006 ALTA owner’s form so that Cheetah may receive, at Cheetah’s expense and to the extent available in the respective jurisdiction, an ALTA owner’s policy or policies of title insurance from a nationally recognized title insurance company reasonably acceptable to Cheetah (the “Title Company”) insuring title to such of the Bengal Owned Real Property that Cheetah shall designate in writing, subject only to Permitted Encumbrances. A/N shall reasonably cooperate with Cheetah so that Cheetah may receive, at Cheetah’s expense, a current ALTA/ASCM survey of each such parcel of Bengal Owned Real Property and, where Bengal is the sole tenant of the Bengal Leased Real Property, such Bengal Leased Real Property. Each such survey shall be certified to (i) Cheetah, (ii) Bengal or applicable Subsidiary, and (iii) the Title Company.

Section 5.9 Notification. Between the date of this Agreement and the Closing Date, A/N shall give prompt notice to Cheetah, and Cheetah shall give prompt notice to A/N, (a) of any notice or other communication received by such party from any Government Entity in connection with the Contribution or from any Person alleging that the consent of such Person is or may be required in connection with the Contribution, if the subject matter of such communication or the failure of such party to obtain such consent could be material to A/N, Bengal or any Cheetah Party, (b) of any actions, suits, claims, investigations or proceedings commenced relating to the Contribution, and (c) if such party becomes aware of any fact, circumstance or event that would reasonably be expected to cause any of the conditions set forth in Section 6.1, 6.2 or 6.3 not to be satisfied. Notwithstanding the foregoing, it is understood and agreed that neither the delivery or non-delivery of any notice pursuant to this Section 5.9 nor any disclosures provided thereby shall affect any of the rights, remedies or obligations of the parties hereunder.

Section 5.10 Transition Matters. Prior to the Closing, A/N shall use reasonable best efforts to secure, and minimize the scope of, the transitional services that will be required from TWCE and its Affiliates in connection with the operation of the Bengal Business following the Closing, and shall cooperate with the Cheetah Parties in the negotiation and development of the agreements governing such transitional services (and shall not enter into any such agreement without Cheetah’s consent). A/N, on the one hand, and Cheetah, on the other hand, shall co- operate with respect to (a) the development of a migration plan in connection with the separation of the Bengal Business from TWCE as promptly as practicable after the date hereof, and in any event within ninety (90) days of the date hereof, and (b) the determination of how to address Bengal and its Subsidiaries ceasing to be a beneficiary under each TWCE Agreement. A/N shall as promptly as practicable inform Cheetah of the content of any significant oral communications with, and as promptly as practicable provide to Cheetah copies of any written communications with, TWCE or any of its Representatives relating to the matters contemplated by this Section 5.10. A/N shall give Cheetah notice of and use its reasonable best efforts to enable Cheetah to participate in any meeting with TWCE or any of its Representatives in respect of any such matter, and shall give Cheetah a description of the purpose of and, to the extent known, agenda for such meeting.

Section 5.11 Proxy Filing; Adverse Recommendation Change; Information Supplied.

(a) Cheetah shall take all action necessary to cause a meeting of its stockholders (the “Cheetah Stockholder Meeting”) to be duly called and held as soon as reasonably practicable after the date hereof for the purpose of obtaining the Cheetah Stockholder Approvals. Cheetah shall (i) include in the Proxy Statement the recommendation of the Board of Directors of Cheetah in favor of the Cheetah Stockholder Approvals and (ii) use its reasonable best efforts to obtain the Cheetah Stockholder Approvals, unless in each case there has been an Adverse Recommendation Change. Nothing in this Agreement shall restrict the Board of Directors of Cheetah or any committee thereof from withdrawing, modifying or qualifying the recommendation described in clause (i) of the preceding sentence (an “Adverse Recommendation Change”) if the Board of Directors of Cheetah or such committee determines in good faith, after consultation with its outside legal counsel and financial advisor, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that no Adverse Recommendation Change may be made until after at least three (3) Business Days following A/N’s receipt of notice from Cheetah advising that the Board of Directors of Cheetah or such committee intends to make an Adverse Recommendation Change and the basis therefor. Notwithstanding any Adverse Recommendation Change, unless this Agreement has been validly terminated in accordance with Article VIII, Cheetah shall remain obligated to hold the Cheetah Stockholder Meeting in accordance herewith for the purpose of obtaining the Cheetah Stockholder Approvals, and nothing contained herein shall relieve Cheetah of such obligation.

(b) In connection with the Cheetah Stockholder Meeting, Cheetah shall, as promptly as practicable after the date hereof (on a timetable to be mutually agreed in light of accounting, regulatory and transactional considerations), prepare and file a proxy statement in preliminary form relating to the Cheetah Stockholder Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”) with the SEC. Cheetah will provide A/N and its counsel a reasonable opportunity to review and comment on the Proxy Statement, and shall consider any comments of A/N thereon. Cheetah shall use its reasonable best efforts to (i) ensure that the Proxy Statement complies as to form in all material respects with the rules and regulations promulgated by the SEC under the Exchange Act, (ii) promptly notify A/N of, cooperate with A/N with respect to, and respond promptly to any comments of the SEC or its staff, (iii) have the Proxy Statement become definitive as promptly as practicable after such filing, and (iv) cause the Proxy Statement to be mailed to Cheetah’s stockholders as promptly as practicable after such time of becoming definitive.

(c) A/N shall furnish all information concerning itself, its Subsidiaries and its Affiliates to Cheetah and provide such other assistance as may be reasonably requested by Cheetah in connection with the preparation, filing and distribution of the Proxy Statement.

(d) Cheetah shall promptly provide A/N and its counsel with any comments, whether written or oral, that Cheetah or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments. Cheetah will provide A/N and its counsel a reasonable opportunity to review and comment on any responses to any comments of the SEC or its staff and any amendment or supplement to the Proxy Statement, and shall consider any comments of A/N thereon.

(e) Each of Cheetah and A/N agrees promptly (i) to correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false and misleading in any material respect and (ii) to supplement any such information to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f) A/N acknowledges that Cheetah is subject to the reporting requirements of Section 13(a) of the Exchange Act and in light of Cheetah’s reporting requirements, A/N shall furnish all information concerning itself, its Subsidiaries and its Affiliates to Cheetah and shall provide such other assistance as may be reasonably requested in connection with any filings or other disclosures required by the SEC to be made by Cheetah in connection with the transactions contemplated by this Agreement, including the New Cheetah Registration Statement and any amendments or supplements thereto, on a timely basis. Cheetah shall promptly provide A/N and its counsel with any comments, whether written or oral, that Cheetah or its counsel may receive from time to time from the SEC or its staff with respect to the New Cheetah Registration Statement, to the extent related to A/N or the transactions contemplated hereby or by the Transaction Agreements, promptly after receipt of those comments. Cheetah will provide A/N and its counsel a reasonable opportunity to review and comment on any responses to such comments of the SEC or its staff and any amendment or supplement to the New Cheetah Registration Statement, and shall consider in good faith any comments of A/N or its Representatives thereon. A/N agrees promptly (i) to correct any information provided by it pursuant to this Section 5.11(f) if and to the extent that such information shall have become false and misleading in any material respect and (ii) to supplement any such information to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Cheetah shall use its reasonable best efforts to cause the New Cheetah Registration Statement, as amended to reflect the transactions contemplated hereby and by the Transaction Agreements, declared effective by the staff of the SEC as promptly as practicable.

Section 5.12 Financing Cooperation.

(a) Prior to the Closing, A/N agrees to, and to cause its Affiliates to, use reasonable best efforts to provide, and shall use reasonable best efforts to cause their respective Representatives to provide, Cheetah, New Cheetah and Cheetah Holdco, such cooperation reasonably requested (so long as such cooperation does not unreasonably interfere with the ongoing operations of A/N, its Subsidiaries or the Bengal Business, and subject in all cases to the limitations on access and information in Section 5.1) in writing by Cheetah that is necessary or advisable in connection with the arrangement of any debt financing, including:

(i) participating during normal business hours at times to be mutually agreed in a reasonable number of customary meetings, presentations, road shows, due diligence sessions and sessions with rating agencies that are customary for debt financings of the type sought to be arranged;

(ii) assisting with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents;

(iii) as promptly as reasonably practical, furnishing Cheetah, New Cheetah and/or Cheetah Holdco and their financing sources with historical financial and other information relating solely to Bengal and its Subsidiaries as may be reasonably requested by Cheetah (including in connection with Cheetah’s, New Cheetah’s and/or Cheetah Holdco’s preparation of pro forma financial statements), including historical financial statements and other pertinent information relating solely to Bengal and its Subsidiaries (x) of the type and form required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of debt securities, (y) of the type and form customarily included in private placements of debt securities under Rule 144A of the Securities Act or (z) as otherwise reasonably required or otherwise reasonably necessary to assist Cheetah, New Cheetah and/or Cheetah Holdco in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with any public offering or private placement of debt securities; provided, that A/N and its Subsidiaries shall not be required to prepare or provide: (A) any pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (it being understood and agreed that A/N and its Affiliates shall be required to assist Cheetah, New Cheetah and Cheetah Holdco with preparing pro forma financial information and pro forma financial statements regarding Bengal and its Subsidiaries as part of Cheetah’s, New Cheetah’s or Cheetah Holdco’s preparation of pro forma financial information and pro forma financial statements for Cheetah, New Cheetah or Cheetah Holdco and its Subsidiaries on a consolidated basis, in each case, that is customary for the type of financing being sought) or (B) projections, risk factors or other forward looking information (it being understood and agreed that A/N and its Affiliates shall be required to assist Cheetah, New Cheetah and Cheetah Holdco with Cheetah’s preparation for presentation of projections, risk factors and other forward looking information for Bengal and its Subsidiaries as part of the consolidated business of Cheetah, New Cheetah or Cheetah Holdco and its Subsidiaries, and not on a stand-alone basis, in each case, that is customary for the type of financing being sought);

(iv) using reasonable best efforts to cause its independent accountants to cooperate with the financing consistent with their customary practice and obtain customary accountants’ “comfort letters” (including customary “negative assurances”) and customary consents to the inclusion of audit reports in connection with the financing; and

(v) executing and delivering any customary certificates and similar documents, to the extent reasonably requested by Cheetah, New Cheetah or Cheetah Holdco, provided that the effectiveness of any such certificate or similar document shall be subject to the occurrence of and no earlier than the Closing.

Notwithstanding the foregoing, nothing herein shall require A/N or its Subsidiaries to provide any cooperation in connection with the arrangement of any debt financing to the extent it (A) would require any of them to (i) pay any fees to financing sources (including any commitment or other similar fee) or reimburse any expenses of financing sources (in each case, that would not be reimbursed by Cheetah) or incur or become subject to any indemnity to financing sources, (ii) enter into or execute any definitive agreement, guarantee, indenture, pledge of assets, security document or other similar instrument, (iii) take any resolution, approval or similar corporate action or (iv) issue any offering documents, private placement memoranda, bank information memoranda, prospectuses, marketing materials or similar documents or (B) would cause New Cheetah’s consolidated Leverage Ratio (as defined in the Stockholders Agreement) at Closing (as reasonably estimated by Cheetah management on a pro forma basis giving effect to the Contribution and the transactions contemplated by the Comcast/Cheetah Agreement) to exceed 5.0x.

(b) Promptly upon request by A/N, Cheetah shall reimburse A/N and its Subsidiaries for out-of-pocket costs and expenses incurred by A/N or its Subsidiaries (including those of its or their Representatives) in connection with any cooperation provided pursuant to Section 5.12(a), other than any such costs and expenses incurred to produce the financial information identified in Section 5.1(f). Cheetah shall indemnify and hold harmless A/N, its Subsidiaries and its and their respective Representatives from and against any and all Losses suffered or incurred by them in connection with any cooperation provided pursuant to this Section 5.12, the arrangement of any debt financing by Cheetah or its controlled Affiliates and any information used in connection therewith, in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or breach of this Agreement by, any such Person.

Section 5.13 Cooperation as to Pending Litigation.

(a) With respect to the defense or prosecution of any litigation or legal proceeding with respect to the Bengal Business that relates to the period prior to the Closing, A/N and the Cheetah Parties shall cooperate and assist each other following the Closing by making available to the other during normal business hours and upon reasonably prior written notice, but without unreasonably disrupting its business, all records to the extent relating to the Bengal Business held by it and reasonably necessary to permit the defense or investigation of any such litigation or legal proceeding (other than litigation or legal proceedings between any Cheetah Party or Bengal, on the one hand, and A/N, on the other hand, to which the applicable rules of discovery shall apply), and shall preserve and retain all such records for the length of time contemplated by its standard record retention policies and schedules; provided that in no event shall any Cheetah Party or Bengal, on the one hand, or A/N, on the other hand, have access to any information that (x) based on advice of counsel to any Cheetah Party or Bengal, on the one hand, or A/N, on the other hand, would violate applicable Laws, including U.S. Antitrust Laws, or would destroy any legal privilege, or (y) in the reasonable judgement of any Cheetah Party or Bengal, on the one hand, or A/N, on the other hand, would (A) result in the disclosure of any trade secrets or other proprietary or confidential information of third parties or (B) violate any obligation with respect to confidentiality; provided, that such Cheetah Party or Bengal on the one hand or A/N on the other hand shall have used commercially reasonable efforts to make alternative arrangements to permit access to and the disclosure of such information; provided, that A/N shall only be entitled to the foregoing cooperation and assistance in connection with Third Party Claims the defense of which A/N has assumed in accordance with Article VII. If any of the information or material furnished pursuant to this Section 5.13(a) includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided under this Section 5.13(a) that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine.

(b) Any litigation, arbitration or claim that is threatened in writing or brought against A/N or any of its Affiliates or against Bengal or any of its Affiliates that relates to this Agreement, the transactions contemplated hereby or to the extent reasonably practicable the TWEAN Agreement (“Deal Litigation”) shall be brought to the attention of the other party and neither party shall take any action in any Deal Litigation without consulting the other party and reflecting reasonably the comments of the other party. All Deal Litigation shall be prosecuted and/or defended diligently unless otherwise agreed by A/N and Cheetah, and no settlement or offer of compromise shall be made without the consent of A/N and Cheetah (such consent not to be unreasonably withheld, conditioned or delayed). The parties shall use reasonable best efforts to make personnel available on an expedited basis for depositions and other forms of oral and written testimony unless otherwise agreed by A/N and Cheetah.

Section 5.14 Bengal Restructuring.

(a) At or prior to the Closing, A/N shall cause Bengal and its Subsidiaries to transfer, convey, assign and deliver to A/N, and A/N shall acquire from Bengal and its Subsidiaries, all of Bengal’s and its Subsidiaries’ right, title and interest in and to the Excluded Assets.

(b) At or prior to the Closing, A/N shall assume and be liable for, and from and after the Closing shall pay, perform and discharge when due, and shall (to the extent permitted by Law) cause Bengal and its Subsidiaries to be released from and Bengal and its Subsidiaries shall have no obligations with respect to, the Excluded Liabilities. Without limiting the generality of the foregoing, at or prior to the Closing, A/N shall cause Bengal and its Subsidiaries to be released from (i) all guarantees or other obligations in respect of obligations of A/N, the A/N Beneficial Owners and their respective Affiliates (other than Bengal and its Subsidiaries) and (ii) all Indebtedness other than trade working capital incurred in the Ordinary Course.

Section 5.15 Intercompany Accounts. On or prior to the Closing, A/N and Bengal shall settle, or cause to be settled, all intercompany receivables, payables and other balances, in each case that arise prior to the Closing between A/N or any of its Affiliates (other than Bengal and its Subsidiaries), on the one hand, and Bengal and its Subsidiaries, on the other hand, other than trade accounts receivable and trade accounts payable owed by or to non-cable businesses of A/N of which the Bengal Systems are customers in the Ordinary Course of such business’s provision of products or services to persons unaffiliated with A/N.

Section 5.16 Insurance. Cheetah acknowledges and agrees that, from and after the Closing, all insurance coverage for Bengal and its Subsidiaries provided under any insurance policy of A/N or any of its Affiliates or otherwise in relation to the Bengal Business pursuant to any insurance policy, risk funding program or arrangement maintained by A/N or any of its Affiliates (whether such any such policy, program or arrangement is maintained in whole or in part with a third party insurer or with A/N or any of its Affiliates, including the captive insurance policies for workers compensation, general liability and automobile liability insurance claims related to the Bengal Business residing in Pacman Insurance, Inc., a Vermont corporation that is a Subsidiary of Advance Publications, Inc., and any “occurrence”-based insurance policy with respect to any occurrences prior to Closing), in each case other than any insurance policies maintained by Bengal or its Subsidiaries, shall cease to be maintained for the benefit of Bengal or its Subsidiaries, and no further coverage shall be available to Bengal or its Subsidiaries under any such policy, program or arrangement; provided, however, that, after the Closing, (a) A/N shall, and shall cause its Affiliates to, (i) use commercially reasonable efforts to pursue and collect claims under any such policy, program or arrangement arising as the result of an “occurrence” prior to Closing and (ii) coordinate the payment of any amounts actually payable thereunder to the appropriate recipient and (b) Cheetah shall cooperate with any investigation of claims conducted in connection with any claim contemplated by the foregoing clause (a)(i).

ARTICLE VI.

CONDITIONS TO CLOSING

Section 6.1 Conditions to the Obligations of the Cheetah Parties and A/N. The obligations of the parties hereto to effect the Closing are subject to the satisfaction (or waiver by both parties) prior to the Closing of the following conditions:

(a) HSR. The waiting periods applicable to the completion of the Contribution under the HSR Act shall have expired or been terminated (solely with respect to the obligations of the Cheetah Parties, without the imposition of any Burdensome Condition);

(b) LFA Approvals. The aggregate number of Video Customers served by the Bengal Systems (i) pursuant to the “grandfathering” provisions of the Communications Act and (ii) pursuant to each Franchise for which (A) no consent is required from any Government Entity issuing such Franchise for the completion of the Contribution or (B) any such consent is required and has been received (or deemed received under Section 617 of the Communications Act) (solely with respect to the obligations of the Cheetah Parties, without the imposition of any Burdensome Condition), shall be no less than 80% of the Video Customers then served by the Bengal Systems; and if less than 100% of such number of Video Customers, all applicable waiting periods (including extensions) shall have expired with respect to the FCC Forms 394 filed in connection with requests for the LFA Approvals that have not been obtained;

(c) FCC. The FCC shall have consented to the transfer to Cheetah of all FCC Licenses included among the Bengal Governmental Authorizations (solely with respect to the obligations of the Cheetah Parties, without the imposition of any Burdensome Condition);

(d) State Communication Authorizations. The Required State Communications Authorizations shall have been obtained (solely with respect to the obligations of the Cheetah Parties, without the imposition of any Burdensome Condition), all of which shall remain in full force and effect (collectively with the conditions in Sections 6.1(a), 6.1(b), and 6.1(c), the “Regulatory Conditions”);

(e) No Prohibition. No Government Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case which is in effect and which makes unlawful, prohibits, delays, enjoins or otherwise prevents or restrains the completion of the transactions contemplated hereby and no Action seeking any of the foregoing shall be pending;

(f) Right of First Offer. The thirty (30) Business Day period set forth in Section 8.3(c) of the TWEAN Agreement shall have elapsed without TWCE accepting the offer set forth in the Offer Notice in accordance with the TWEAN Agreement (or, if TWCE has made a Counter-Offer during such time period in accordance with the TWEAN Agreement, the consideration to be delivered pursuant to this Agreement equals or exceeds the Required Minimum Price with respect to such Counter-Offer or Cheetah has delivered a Matching Offer to A/N);

(g) Comcast Agreement. The transactions contemplated by the Comcast Agreement (or any Long-Form Agreement (as defined therein) entered pursuant thereto), the Separation Agreement, the Spinco Merger Agreement, the Asset Exchange Agreement and the Asset Purchase Agreement shall have been consummated, in each case in all material respects in accordance with the terms of such agreement as disclosed in the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date;

(h) Cheetah Stockholder Approvals. The Cheetah Stockholder Approvals shall have been obtained in accordance with Delaware Law; and

(i) Stockholders Agreement. The Stockholders Agreement shall be valid, binding and enforceable and in full force and effect.

Section 6.2 Conditions to the Obligations of the Cheetah Parties. The obligations of the Cheetah Parties to effect the Closing is subject to the satisfaction (or waiver by Cheetah) prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of A/N contained in this Agreement (other than (x) the Bengal Fundamental Representations and (y) clause (b) of Section 3.7) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of and as though made on the Closing Date (except for any such representation and warranty that is expressly made as of a specified earlier date, which shall be true and correct in all respects as of such specified earlier date) in each case without giving effect to any “Bengal Material Adverse Effect”, “material” or other materiality qualification, limitation or exception contained therein other than any failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Bengal Material Adverse Effect. Each Bengal Fundamental Representation shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of and as though made on the Closing Date. The representation and warranty of A/N set forth in clause (b) of Section 3.7 shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of and as though made on the Closing Date;

(b) Covenants. Each of the covenants and agreements of A/N to be performed at or prior to the Closing shall have been performed in all material respects;

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, occurrence, circumstance, development or condition that, individually or in the aggregate, has had or would reasonably be expected to have a Bengal Material Adverse Effect;

(d) Restructuring. The Restructuring shall have been completed in accordance with Section 5.14; and

(e) Certificate. Cheetah shall have received a certificate, signed by an authorized officer of A/N, dated the Closing Date, to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b), Section 6.2(c) and Section 6.2(d) have been satisfied;

(f) Other Deliveries. A/N shall have delivered or caused to be delivered to Cheetah each of the deliverables specified in Section 2.5(a).

Section 6.3 Conditions to the Obligations of A/N. The obligations of A/N to effect the Closing are subject to the satisfaction (or waiver by A/N) prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Cheetah contained in this Agreement (other than (x) the Cheetah Fundamental Representations and (y) clause (b) of Section 4.8) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of and as though made on the Closing Date (except for any such representation and warranty that is expressly made as of a specified earlier date, which shall be true and correct in all respects as of such specified earlier date) in each case without giving effect to any “Cheetah Material Adverse Effect”, “material” or other materiality qualification, limitation or exception contained therein other than any failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Cheetah Material Adverse Effect. Each Cheetah Fundamental Representation shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of and as though made on the Closing Date. The representation and warranty of Cheetah set forth in clause (b) of Section 4.8 shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of and as though made on the Closing Date;

(b) Covenants. Each of the covenants and agreements of Cheetah to be performed at or prior to the Closing shall have been performed in all material respects;

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, occurrence, circumstance, development or condition that, individually or in the aggregate, has had or would reasonably be expected to have a Cheetah Material Adverse Effect;

(d) Certificate. A/N shall have received a certificate, signed on behalf of Cheetah by an authorized officer, dated the Closing Date, to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied; and

(e) Other Deliveries. Cheetah shall have delivered or caused to be delivered to A/N each of the deliverables specified in Section 2.5(b).

ARTICLE VII.

INDEMNIFICATION

Section 7.1 Survival. (a) The representations and warranties in Sections 3.6, 3.7, 3.8(a), 3.9, 3.11, 3.13(b), 3.14(a), 3.14(b), 3.14(d), 3.14(e), 3.14(f), 3.14(g), 3.19, 3.22(a), 3.22(b), 3.22(c), 3.25, 3.27, 4.7(b), 4.8, 4.9, 4.10 and 4.12 shall survive the Closing until the date that is eighteen (18) months after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification under Section 7.2 or Section 7.3 thereafter); (b) the Bengal Fundamental Representations, the Cheetah Fundamental Representations and the representations and warranties in Sections 3.8(b), 3.14(c) and 3.18 shall survive for the applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days (and no claims shall be made for indemnification under Section 7.2 or Section 7.3 thereafter); (c) the representations and warranties in Section 3.17 shall survive the Closing until the date that is four (4) years after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification under Section 7.2 thereafter); and (d) all other representations and warranties contained in this Agreement shall not survive the Closing. All covenants and agreements of the parties contained herein that contemplate performance at or prior to the Closing shall survive the Closing until the date that is eighteen (18) months from the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification under Section 7.2 or Section 7.3 thereafter). Each covenant and agreement that contemplates performance following the Closing shall survive the Closing until the earlier to occur of the date such covenant or agreement is fully performed or until the expiration of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days (and no claims shall be made for indemnification under Section 7.2 or Section 7.3 thereafter). Notwithstanding the foregoing, any claims for indemnification asserted in good faith with reasonable specificity and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period and in accordance with Section 7.5 shall not thereafter be barred by the expiration of the relevant representation, warranty, covenant or agreement and such claims shall survive until finally resolved.

Section 7.2 Indemnification by A/N. Subject to the other terms and conditions of this Article VII, A/N shall indemnify and defend each of New Cheetah, Cheetah, Cheetah Holdco and their respective Subsidiaries (collectively, the “Cheetah Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Cheetah Indemnitees based upon, arising out of, or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties (other than those that do not survive the Closing) of A/N contained in Article III of this Agreement or in any certificate or instrument delivered by or on behalf of A/N pursuant to Section 6.2(a) of this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) any breach of any covenant or agreement to be performed by A/N pursuant to this Agreement;

(c) any Excluded Assets; or

(d) any Excluded Liabilities

Section 7.3 Indemnification by Cheetah. Subject to the other terms and conditions of this Article VII, Cheetah Holdco shall indemnify and defend A/N and its Affiliates (collectively, the “A/N Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the A/N Indemnitees based upon, arising out of, or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties (other than those that do not survive the Closing) of Cheetah contained in Article IV of this Agreement or in any certificate or instrument delivered by or on behalf of Cheetah pursuant to Section 6.3(a) of this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date); or

(b) any breach of any covenant or agreement to be performed by Cheetah pursuant to this Agreement.

Section 7.4 Certain Limitations.

(a) A/N shall not be liable to the Cheetah Indemnitees for indemnification under Section 7.2(a) until the aggregate amount of all indemnifiable Losses under Section 7.2(a) exceeds $50 million (the “Deductible”), in which event A/N shall be required to pay and be liable for all such Losses solely to the extent they exceed the Deductible. The aggregate amount of all Losses for which A/N shall be liable pursuant to Section 7.2(a) shall neither (x) in the case of Losses based upon, arising out of, or by reason of any inaccuracy in or breach of the representations and warranties set forth in Sections 3.7, 3.8(a), 3.9, 3.11, 3.14(a), 3.14(b), 3.14(d), 3.14(e), 3.14(f), 3.14(g), 3.17, 3.19, 3.22(a), 3.22(b), 3.22(c) and 3.25, exceed $1.0 billion (the “Lower Cap”) nor (y) without limiting the limitations set forth in clause (x), in the case of all Losses for which A/N shall be liable pursuant to Section 7.2(a), exceed $2.625 billion (the “Higher Cap”).

(b) Cheetah Holdco shall not be liable to the A/N Indemnitees for indemnification under Section 7.3(a) until the aggregate amount of all indemnifiable Losses under Section 7.3(a) exceeds the Deductible, in which event Cheetah Holdco shall be required to pay and be liable for all such Losses solely to the extent they exceed the Deductible. The aggregate amount of all Losses for which Cheetah Holdco shall be liable pursuant to Section 7.3(a) shall neither (x) in the case of Losses based upon, arising out of, or by reason of any inaccuracy in or breach of the representations and warranties set forth in Sections 4.7(b), 4.8, 4.9, 4.10 and 4.12, exceed the Lower Cap nor (y) without limiting the limitations set forth in clause (x), in the case of all Losses for which Cheetah Holdco shall be liable pursuant to Section 7.3(a), exceed the Higher Cap.

(c) Notwithstanding the foregoing, the foregoing limitations set forth in this Section 7.4 shall not apply to Losses based upon, arising out of, or by reason of any inaccuracy in or breach of the Bengal Fundamental Representations, the representations and warranties in Section 3.8(b) or the Cheetah Fundamental Representations.

(d) For purposes of this Article VII, any inaccuracy in or breach of any representation or warranty shall be determined without giving effect to any “Bengal Material Adverse Effect”, “Cheetah Material Adverse Effect”, “material” or other materiality qualification, limitation or exception contained therein, in each case, except for any such qualifications and exceptions (i) used to qualify a set of materials made available or a list of items or (ii) contained in Sections 3.7 and 4.8.

Section 7.5 Indemnification Procedures. The party making a claim under this Article VII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VII is referred to as the “Indemnifying Party”.

(a) Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any demand or Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) Business Days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except to the extent that such failure has a prejudicial effect on the rights or defenses available to the Indemnifying Party with respect to such Third Party Claim. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party within twenty (20) calendar days after receipt of notice of a Third Party Claim from the Indemnified Party (or such lesser number of days as may be required by court proceeding in the event of a litigated matter), to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel that is reasonably acceptable to the Indemnified Party; provided, that if the Indemnifying Party is A/N, such Indemnifying Party shall not have the right to defend or direct the defense of or compromise any such Third Party Claim that (i) involves or affects the business of a Cheetah Party unless the Indemnifying Party provides written notice to the Indemnified Party acknowledging that the Indemnifying Party is obligated to indemnify the Indemnified Person for any and all Losses based upon, arising from or relating to such Third Party Claim or (ii) seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 7.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it, subject to the Indemnifying Party’s right to control the defense thereof as provided herein. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (I) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party or (II) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and reasonable documented out-of-pocket expenses of one counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party reasonably determines counsel is required. If the Indemnifying Party elects not to defend such Third Party Claim, fails to timely notify the Indemnified Party in writing of its election to defend as provided herein, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 7.5(b), pay or defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim to the extent such Third Party Claim is subject to indemnification under Section 7.2 or 7.3. The parties hereto shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 5.1(a)) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of reasonable, documented out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b) Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle, compromise, or offer to settle or compromise, a Third Party Claim without the prior written consent of the Indemnified Party, unless the Indemnifying Party has assumed the defense of such Third Party Claim pursuant to Section 7.5(a) and such settlement or compromise provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and no nonmonetary terms or acknowledgment of facts and the Indemnifying Party indemnifies the Indemnified Party with respect to all Losses relating thereto. The Indemnifying Party shall have no liability with respect to a Third Party Claim settled or compromised without its consent (which consent shall not be unreasonably withheld or delayed).

(c) Direct Claims. Any claim for indemnification by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) Business Days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except to the extent that such failure has a prejudicial effect on the rights or defenses available to the Indemnifying Party with respect to such Third Party Claim. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) calendar days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) calendar day period, the Indemnifying Party shall be deemed to have rejected such Direct Claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d) Notwithstanding the foregoing, if a Third Party Claim includes or would reasonably be expected to include both a claim for Taxes that are Excluded Taxes or otherwise and a claim for Taxes that are not Excluded Taxes, and such claim for Taxes that are Excluded Taxes is not separable from such a claim for Taxes that are not Excluded Taxes, A/N (if the claim for Taxes that are Excluded Taxes exceeds or reasonably would be expected to exceed in amount the claim for Taxes that are not Excluded Taxes) or otherwise Cheetah Holdco (A/N or Cheetah Holdco, as the case may be, the “Controlling Party”) shall be entitled to control the defense of such Third Party Claim (such third party claim, a “Tax Claim”). In such case, the other party (A/N or Cheetah Holdco, as the case may be, the “Non-Controlling Party” shall be entitled to participate fully (at the Non-Controlling Party’s sole expense) in the conduct of such Tax Claim and the Controlling Party shall not settle such Tax Claim without the consent of such Non-Controlling Party (which consent shall not be unreasonably withheld). The costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned based on the relative amounts of the Tax Claim that are Excluded Taxes and that are not Excluded Taxes.

Section 7.6 Damages. Notwithstanding anything to the contrary contained in this Agreement, (a) no Indemnifying Party shall be liable under this Article VII for any punitive damages, except to the extent awarded by a court of competent jurisdiction to a third party in connection with a Third Party Claim and (b) in the event of any inaccuracy in or breach of any of the representations or warranties of Cheetah (other than the Cheetah Fundamental Representations) that may give rise to an indemnification obligation pursuant to Section 7.3(a), the amount of any Losses for which Cheetah may be liable pursuant to Section 7.3(a), if any, shall be measured by establishing what the Reference Price (as defined in the Stockholders Agreement) would have been in the absence of such inacurracy or breach.

Section 7.7 Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article VII, in immediately available funds, to an account specified by the Indemnified Party following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed supporting documentation, for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party the amount of any Loss for which it is liable hereunder, in immediately available funds, to an account specified by the Indemnified Party no later than three (3) days following any Final Determination of such Loss and the Indemnifying Party’s liability therefor. The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such three (3) day period, any amount payable shall accrue interest from and including the date of the Final Determination at a rate per annum equal to LIBOR plus 2%. A “Final Determination” shall exist when (a) the parties to the dispute have reached an agreement in writing, or (b) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment.

Section 7.8 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment first to the Cash Consideration and then to the Equity Consideration for Tax purposes, unless otherwise required by Law.

Section 7.9 Effect of Investigation. The representations, warranties, covenants and agreements of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or that any such covenant or agreement is, was or might have been breached or not fulfilled or by reason of the Indemnified Party’s waiver of any condition set forth in Section 7.2 or 7.3.

Section 7.10 Exclusive Remedies. Subject to Section 9.5, the parties acknowledge and agree that, if the Closing occurs, their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the reimbursement and indemnification provisions set forth in Section 5.6(c), Section 5.12(b) and this Article VII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the reimbursement and indemnification provisions set forth in Section 5.6(c), Section 5.12(b) and this Article VII. Nothing in this Section 7.10 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party’s fraudulent, criminal or intentional misconduct.

ARTICLE VIII.

TERMINATION

Section 8.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by written agreement of A/N and Cheetah.

Section 8.2 Termination by A/N or Cheetah.

(a) Cheetah, on the one hand, or A/N, on the other hand, may terminate this Agreement at any time prior to the Closing, by giving written notice of termination to the other, if: (i) the Closing shall not have occurred by March 31, 2016 (the “End Date”), so long as the party proposing to terminate has not breached in any material respect any of its covenants or agreements under this Agreement in any manner that shall have proximately caused (such breaching party, a “Proximate Cause Party”) the failure of the Closing to so occur; provided, however, that if any of the Regulatory Conditions or the condition set forth in Section 6.1(e) (but only, in the case of Section 6.1(e), if the failure to satisfy such condition is as a result of any Antitrust Law or any Communications Law) are not satisfied, or if the Cheetah Stockholder Approvals have not been obtained, on the End Date but all of the other conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied only at the Closing, which conditions shall be capable of being satisfied) are satisfied or are waived, then A/N or Cheetah shall be entitled to extend the End Date to September 30, 2016 so long as the party proposing to so extend the End Date is not a Proximate Cause Party with respect to the failure of any of the Regulatory Conditions to be satisfied on or prior to the End Date, or (ii) any decree, judgment, injunction or other order permanently restraining, enjoining or otherwise prohibiting completion of the Contribution shall have been issued and become final and non-appealable, so long as the party proposing to terminate is not a Proximate Cause Party with respect to the issuance, existence or effectiveness of such decree, judgment, injunction or other order.

(b) A/N may terminate this Agreement at any time prior to the Closing, by giving written notice to Cheetah, if (i) there has been a breach of any representation, warranty, covenant or agreement made by Cheetah herein or any such representation or warranty shall have become untrue as of and as though made on any date after the date of this Agreement, (ii) such breach or untruth would cause any of the closing conditions in Section 6.3(a) or 6.3(b) not to be satisfied (assuming, in the case of any such untruth, that such date was the Closing Date) and (iii) such breach or untruth is not curable or, if curable, is not cured by Cheetah within thirty (30) days after written notice thereof is given by A/N to Cheetah.

(c) Cheetah may terminate this Agreement at any time prior to the Closing, by giving written notice to A/N, if (i) there has been a breach of any representation, warranty, covenant or agreement made by A/N herein or any such representation or warranty shall have become untrue as of and as though made on any date after the date of this Agreement, (ii) such breach or untruth would cause any of the closing conditions in Section 6.2(a) or 6.2(b) not to be satisfied (assuming, in the case of any such untruth, that such date was the Closing Date) and (iii) such breach or untruth is not curable or, if curable, is not cured by A/N within thirty (30) days after written notice thereof is given by Cheetah to A/N.

(d) Cheetah, on the one hand, and A/N, on the other hand, may terminate this Agreement at any time prior to the Closing, by giving written notice of termination to the other, if TWCE (i) has accepted the offer set forth in the Offer Notice in accordance with the TWEAN Agreement or (ii) has made a Counter-Offer in accordance with the TWEAN Agreement such that the Required Minimum Price with respect to such Counter-Offer exceeds the consideration to be delivered pursuant to this Agreement (taking into account the amount and types of currency offered by TWCE); provided, however, that A/N may not terminate this Agreement pursuant to this clause (ii) unless (x) at least 30 calendar days shall have elapsed since A/N provided Cheetah with a copy of the terms of such Counter-Offer and, if Cheetah has submitted a binding offer in response to such Counter-Offer during such 30-calendar-day period, A/N has negotiated in good faith with Cheetah in response to such offer during such 30-calendar-day period, (y) A/N shall have complied with Section 5.4(d) in all material respects and (z) by the end of such 30-calendar-day period Cheetah shall not have made a Matching Offer to A/N; provided that if Cheetah has made a binding offer to acquire Bengal and its Subsidiaries to A/N by the end of such 30-calendar-day period that is on terms no less favorable in the aggregate to A/N and its Affiliates than the terms set forth in the Counter-Offer (taking into account the amount and types of currency offered by TWCE), A/N and its Affiliates shall not enter into or consummate any Bengal Alternative Transaction with TWCE or its Affiliates prior to the first anniversary of the date of such offer.

(e) Cheetah, on the one hand, and A/N, on the other hand, may terminate this Agreement at any time prior to the Closing, by giving written notice of termination to the other, if the Cheetah Stockholder Approvals shall not have been obtained at the Cheetah Stockholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approvals was taken.

(f) Cheetah, on the one hand, and A/N, on the other hand, may terminate this Agreement by giving written notice of termination to the other, at any time during the thirty (30) calendar day period immediately following the expiration of the thirty (30) calendar day period set forth in Section 7.3 of the Stockholders Agreement.

(g) Cheetah may terminate this Agreement by giving written notice of termination to A/N in the event that the New Cheetah Registration Statement is not effective by the close of business on the tenth Business Day following consummation of the closing of the transactions contemplated by the Comcast-TWC Agreement due to the execution of this Agreement or the announcement or pendency of the transactions contemplated by this Agreement prior to the date that the New Cheetah Registration is declared effective.

(h) A/N may terminate this Agreement at any time before the Cheetah Stockholder Approvals have been obtained, by giving written notice to Cheetah, if there has been an Adverse Recommendation Change.

Section 8.3 Effect of Termination. If this Agreement is terminated in accordance with Section 8.1 or Section 8.2, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party or parties hereto or their respective Affiliates, or their respective directors, officers or employees, except as contemplated by the next sentence and except that nothing in this Section 8.3 or Section 8.4 shall relieve any party from liability for any breach of this Agreement that arose prior to such termination. The provisions of (i) the last sentence of Sections 5.1(a), (ii) Section 5.12(b), (iii) the last proviso to Section 8.2(d) and (iv) this Section 8.3, Section 8.4 and Article IX (and any related definitional provisions set forth in Article I) shall survive any termination of this Agreement.

Section 8.4 Liquidated Expenses.

(a) In the event that this Agreement is terminated (1) by either A/N or Cheetah pursuant to Section 8.2(e) after an Adverse Recommendation Change or (2) by A/N pursuant to Section 8.2(h) (provided, in each case, the Adverse Recommendation Change was in respect of (in whole or in part) the A/N Issuance, then Cheetah shall promptly, but in no event later than two (2) Business Days after such termination, pay to A/N a liquidated damages payment for expenses of $100 million, by wire transfer of immediately available funds to an account specified by A/N.

(b) In the event that this Agreement is terminated by A/N or Cheetah pursuant to Section 8.2(d), then A/N shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay to Cheetah a liquidated damages payment for expenses of $100 million, by wire transfer of immediately available funds to an account specified by Cheetah.

(c) Each party hereto acknowledges that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement; accordingly, if any party fails to promptly pay any liquidated damages payment due under this Section 8.4, and, in order to obtain such payment, any other party to this Agreement commences an Action that results in a judgment against the non-paying party for the liquidated damages payment set forth in this Section 8.4 or any portion of such liquidated damages payment, the non-paying party shall pay the costs and expenses of such other party (including reasonable attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of the liquidated damages payment at the prime rate as published in The Wall Street Journal as of the date such payment was required to be made plus 5%, such interest to accrue from the date such liquidated damages payment was required to be made through the date of payment. The parties hereto acknowledge that the liquidated damages contemplated hereby are not intended to be penalties, but rather are liquidated damages in a reasonable amount that will compensate the recipient in the circumstances in which such fee is due and payable for the expenses involved while negotiating this Agreement and in reliance on this Agreement on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. In no event shall any party hereto be obligated to make more than one liquidated damages payment.

ARTICLE IX.

MISCELLANEOUS

Section 9.1 Notices. All notices and communications hereunder shall be in writing and served by personal delivery upon the party for whom it is intended or delivered by hand delivery, by registered or certified U.S. first-class mail, with return receipt requested and all postage and other fees prepaid, by reputable overnight courier service or by facsimile, provided that printed confirmation of such facsimile transmission is promptly received by the sender, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the manner set forth herein, by such Person:

if to Cheetah, New Cheetah or Cheetah Holdco, to:

Charter Communications, Inc.

400 Atlantic Street

Stamford, CT 06901

Attention:     Richard R. Dykhouse

Facsimile:    (203) 564-1377

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:     Steven A. Cohen

Victor Goldfeld

Facsimile:    (212) 203-2000

if to A/N, to:

Advance/Newhouse Partnership

5823 Widewaters Parkway

East Syracuse, New York 13057

Attention:     Steven A. Miron

Facsimile:    (315) 463-4127

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street,

New York, New York 10004

Attention:     Brian E. Hamilton

Facsimile:    (212) 291-9067

and:

Sabin, Bermant & Gould LLP

One World Trade Center, 44th Floor,

New York, New York 10007

Attention:     Andrew Kransdorf

Facsimile:     (212) 381-7201

Section 9.2 Amendment; Waiver. No amendment, waiver or binding interpretation (an “Amendment”) shall be made to this Agreement unless in writing and signed, in the case of an amendment, by Cheetah and A/N, or in the case of a waiver or binding interpretation, by the party or parties against whom the waiver is to be effective, provided that, following the Cheetah Stockholder Approvals, there shall be no amendment to the provisions hereof which by applicable Law would require further approval by the Cheetah stockholders without such further approval, and provided, further, that any Amendment by Cheetah shall require the approval of the Board of Directors of Cheetah excluding any nominees of Larry, and, to the fullest extent permitted by applicable Law, the Cheetah Certificate and the Cheetah Bylaws, no other approval of the Board of Directors of Cheetah shall be required. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.3 No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other party hereto, except that (i) the Cheetah Parties may assign any and all of their rights under this Agreement to New Cheetah, or a wholly owned, direct or indirect, subsidiary of New Cheetah, without the prior written consent of A/N (but no such assignment shall relieve the Cheetah Parties of any of their obligations hereunder) and (ii) A/N may assign any and all of their rights under this Agreement to an Affiliate without the prior written consent of the Cheetah Parties (but no such assignment shall relieve A/N of any of its obligations hereunder); provided that A/N may not assign the right to receive any Equity Consideration to any Person other than any Newhouse Person (as defined in the Stockholders’ Agreement); provided, further, that any such Newhouse Person shall execute an A/N Assumption Instrument (as defined in the Stockholders Agreement) concurrently with such assignment. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Cheetah Parties, A/N, the Cheetah Indemnitees and the A/N Indemnitees, and their respective successors, legal representatives and permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 9.4 Entire Agreement. This Agreement (including all Schedules, Exhibits and Annexes hereto) contains the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

Section 9.5 Enforcement. Irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of such parties hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the other parties hereto and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which each such party is entitled at law or in equity. No party will oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such other order or injunction.

Section 9.6 Public Disclosure. Notwithstanding anything to the contrary contained herein, except as may be required to comply with the requirements of any applicable Law and the rules and regulations of any stock exchange upon which the securities of one of the parties or any of their respective Affiliates is listed (provided, that, in such case, each party shall first give the other party a reasonable opportunity to review and comment on any draft public announcement), no press release or similar public announcement or communication shall be made or caused to be made relating to this Agreement unless specifically approved in advance by Cheetah and A/N.

Section 9.7 Expenses. Except as otherwise expressly provided in this Agreement, regardless of whether the Closing occurs, all costs, expenses and Taxes incurred in connection with this Agreement and the Contribution shall be borne by the party incurring such costs and expenses or the party upon which such costs, expenses or Taxes are imposed by applicable Law.

Section 9.8 Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury. THE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the Contribution, exclusively in the Delaware Court of Chancery or in the event (but only in the event) that such court declines jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the Contribution (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, and (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto. Each party that does not maintain a registered agent in Delaware hereby irrevocably designates Corporation Service Company as its agent and attorney-in-fact for the acceptance of service of process and making an appearance on its behalf in any such claim or proceeding and for the taking of all such acts as may be necessary or appropriate in order to confer jurisdiction over it before the Chosen Courts and each party hereto stipulates that such consent and appointment is irrevocable and coupled with an interest. Each party hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the Contribution.

Section 9.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same Agreement.

Section 9.10 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 9.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, to the extent as shall be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[The remainder of this page is intentionally left blank.]

The parties have executed or caused this Agreement to be executed as of the date first written above.

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

Solely with respect to Section 3.18:
A/NPC Holdings LLC

By:	/s/ Steven A. Miron
Name: Steven A. Miron
Title: Chief Executive Officer

CHARTER COMMUNICATIONS, INC.

By:	/s/ Thomas M. Rutledge
Name: Thomas M. Rutledge
Title: President and Chief Executive Officer

CCH I, LLC

By:	/s/ Thomas M. Rutledge
Name: Thomas M. Rutledge
Title: President and Chief Executive Officer

CHARTER COMMUNICATIONS HOLDINGS, LLC

By:	/s/ Thomas M. Rutledge
Name: Thomas M. Rutledge
Title: President and Chief Executive Officer

Exhibit B

Class B Shares	The Certificate of Incorporation will provide for the following terms of the Class B common shares, which shall be identical to Charter common shares except as contemplated hereby. The Class B common shares will initially have 50 votes each. Subject to the Shareholders’ Agreement, the voting power of the Class B common shares will adjust as necessary so that the total number of votes will reflect the voting power of the Charter Holdco common units (other than those owned by Charter) and the exchangeable preferred units on an as-converted, as-exchanged basis. The Class B common shares will vote with the common shares as a single class on matters put before the shareholders, subject to the Class B Director Appointment Right (as defined in the Shareholders’ Agreement). The Class B common shares will not be transferable except in connection with a required transfer thereof as set forth in the Shareholders’ Agreement.

Transfers of Exchangeable Preferred Units	A/N will not accept an offer to transfer the exchangeable preferred units without first notifying Charter of the terms of the offer and giving Charter the right to purchase the exchangeable preferred units on the same or on more favorable terms.

Demand Registration

The registration rights agreement will provide that, any time after the first anniversary of the Closing, each of A/N and Liberty shall separately be entitled to request that Charter register under the Securities Act its common stock of Charter, with registered offerings to be underwritten (with Charter’s full cooperation with Charter management available for two road shows per twelve month period (provided that the second road show shall be in connection with an offering of at least $500 million), to the extent advised by the underwriters, and at Charter’s expense, other than underwriters’ discounts) to the extent requested by the party making the demand. With respect to Liberty, these demand registration rights include the right to register shares underlying exchangeable notes or debentures issued in accordance with the Shareholders’ Agreement. With respect to A/N, these demand registration rights include the right to register shares into which exchangeable preferred units are convertible, provided that Charter will have the right of first offer (“ROFO”) on the exchangeable preferred units involved in any such sale described above, which A/N may accept or decline in its sole discretion; provided that if A/N declines, it may not sell to a third party a lesser amount of shares, or for an equal or lesser price, or on other terms equal to or worse than those, offered by Charter. Charter shall not be required to effect more than two demand registrations for each of A/N and Liberty in any twelve-month period, and all registrations shall be subject to blackout and delay periods for so long as the board (excluding directors nominated by the registering Investor(s)) determines in good faith that registration would reasonably be expected to require the disclosure of something detrimental to Charter or to a pending negotiation or transaction. For the avoidance of doubt, references to Charter shall be deemed references to New Charter from and after the closing of the TWC Transactions.

The aggregate fair market value of any offering required to be registered would be not less than $250 million.

Piggyback Registration	If Charter proposes to register any common stock in connection with an underwritten offering, each of A/N and Liberty will have the right to request that Charter register under the Securities Act a pro rata portion of its common stock and, in the case of A/N, the common stock into which its units are exchangeable, subject to a minimum to be agreed, unless the managing underwriter advises Charter that the inclusion of the shares would adversely affect the offering, in which case shares to be sold by any other Charter shareholders and A/N and Liberty shall be offered on a pro rata basis to the extent of the size of the secondary offering that the managing underwriter deems advisable.

Termination	The foregoing agreements with respect to registration) will terminate with respect to A/N or Liberty once such person beneficially owns less than 5% equity ownership of Charter.

Transaction Steps	The transaction steps for implementing the A/N—Charter transaction are anticipated to be as set forth in Annex A. The parties will work together in good faith following the Closing to agree to any changes to such steps that may be mutually beneficial or that may be necessary to reduce a potential detriment to either party. [Annex to include steps from EY deck]

Requirements in Up-C Structure

Distributions to partners in Charter Holdco must be pro rata, except to the extent provided below

Charter and its subsidiaries may not hold material assets or liabilities outside of Charter Holdco

Charter’s capital structure must be mirrored in its economic interest in the Charter Holdco. Without limiting the generality of the foregoing, if Charter issues equity to acquire assets, Charter will drop the assets down into Charter Holdco in exchange for an equivalent amount of units. A/N and Liberty will have pre-emptive rights in connection with any such issuances of equity to the extent provided in the Stockholders’ Agreement.

Expenses of Charter must be reimbursed by Charter Holdco and therefore borne by both the shareholders of Charter and A/N. The LLC agreement and exchange agreement also shall include such other provisions as are requisite or customary in a 1:1 Up-C structure.

Charter will be the managing member of Charter Holdco. The Managing Member must have discretion to issue management incentive shares and matching units at Charter Holdco, diluting both Charter’s shareholders and A/N (subject to pre-emptive rights to the extent provided in the Stockholders’ Agreement).

Principles for Tax Distributions

Cash distributions to be made quarterly (with annual true-ups) at the highest marginal tax rate for an individual living in New York—currently approximately 52%

Cash distributions to be made pro rata to the partners based on the partner with the highest proportionate taxable income allocation, including the effect of Section 704(c), and are intended to have no distortive effect on the pro rata entitlement of each partner to distributions from Charter Holdco

The Managing Member may limit pro rata tax distributions to the amount required by the highest taxable income allocation to a non-Charter member of Charter Holdco.

The Managing Member may waive its entitlement to tax distributions and, instead, issue a non-pro-rata “advance” to A/N, which will accrue interest at a money market rate and will reduce A/N’s exchange value into cash or Charter stock.

The Managing Member, at its discretion, may engage in equity buybacks using Charter Holdco distributions.

To maintain parity, the Managing Member may, at its discretion, treat some or all of any pro rata tax distributions to A/N and Charter as redemptions of their respective units in Charter Holdco at the market price of actual buybacks.

Tax distributions will not be paid on the guaranteed payment or allocation of gross income with respect to the preferred interest as long as preferred distributions are paid in cash each year. Any tax distributions in respect of the preferred interest will reduce future payments of preferred distributions.

Other Tax-Related Matters

The parties will construct a baseline case pursuant to which :

With respect to the forward Section 704(c) layer created upon contribution of the A/N assets and the Charter assets to Charter Holdco, Charter Holdco adopts the traditional method for both the Charter and A/N contributed assets and allocates its depreciation and amortization accordingly.

Under the Tax Receivable Agreement, Charter will pay to A/N 50% of the tax benefit that Charter receives from the actual Section 743(b) adjustment obtained from an acquisition of A/N’s interest in Charter Holdco based on the use of the traditional method for the forward Section 704(c) layer.

The parties agree to discuss the use of alternative methods under Section 704(c) in good faith. The baseline Section 704(c) methodology will be the Section 704(c) methodology unless the parties subsequently agree to another Section 704(c) methodology that results in an overall reduction to the NPV of the partners’ aggregate tax liabilities, taking into account the effect of such methodology on the partners’ allocations of operating income and depreciation and amortization deductions, the amount of step-up recognized as a result of the back end transaction, and any other relevant items agreed upon by the parties (taking into account the effects under the Tax Receivable Agreement). If the parties agree on an alternative methodology, then the benefits to the parties over and above the baseline case will be shared equitably between the parties, taking into account any detriments suffered relative to the baseline.

The Managing Member may cause Charter Holdco to distribute to Charter the stock of corporate subsidiaries of Charter Holdco in redemption of LLC units held by Charter provided that Charter immediately re-contributes all of the assets and liabilities of such subsidiaries to Charter Holdco in consideration of the issuance of an equivalent number of LLC units.

Allocations of the preferred return in respect of the preferred units will take the form of a guaranteed payment or an allocation of gross income items.

Principles for Non-tax Distributions

The Managing Member, at its discretion, may engage in equity buybacks using non-tax Charter Holdco distributions.

The Managing Member may, at its discretion, make disproportionate non-tax distributions from Charter Holdco in redemption of Charter’s units at the market price of actual buybacks to the extent that A/N is below its Acquisition Cap (and up to an amount that would increase A/N’s interest to such Acquisition Cap).

The Managing Member may, at its discretion, make proportionate non-tax distributions from Charter Holdco in redemption of Charter’s and A/N’s units at the market price of actual buybacks if A/N is at the Acquisition Cap.

Tax Matters Agreement	Subject to the discussion above, the partners will enter into a Tax Receivables Agreement which will apply to a sale or exchange of partnership units and that will provide for a payment by Charter of 50% of the tax benefit that will be realized by Charter from the step-up in basis (subject to the remainder of this provision, under Section 743(b) or Section 734(b)) from the purchase (as determined in accordance with the baseline case described above (subject to the equitable sharing of any benefits to the parties over and above the baseline case, taking into account any detriments suffered relative to the baseline case, in the event the parties agree on an alternative methodology, as provided above) and calculated on a with and without basis, if as and when realized (i.e. the benefit of tax attributes (including NOLs and existing tax basis) is used on first in first out basis)). Additionally, A/N and Charter will enter into a tax matters agreement relating to the tax treatment of the transactions. To the extent not covered by the Charter Holdco tax distributions above, the tax matters agreement also will provide that any business combination transaction entered into within five years of the Closing Date involving Charter, Charter Holdco or their subsidiaries or assets that is not tax free shall be structured so that the consideration paid to A/N comprises 40% or more cash.

Exchangeable Preferred Units	The exchangeable preferred units will have the terms set out on Exhibit [A]

Exchange and Conversion

Any exchange of Charter Holdco common units will be effected by a put for cash at the 2-trading day VWAP; provided that common stock of Charter may be delivered in lieu thereof; provided further that in connection with a business combination transaction or other transaction not initiated by A/N, in each case requiring an exchange of Charter Holdco common units, the consideration shall be Charter common stock. Any such exchange will also require a conversion of a proportionate amount of Class B shares into common stock.

Charter Holdco common units shall not be transferable (but Charter common stock received in exchange for Charter Holdco common units may be transferred in accordance with the Shareholders’ Agreement). Upon any transfer of exchangeable preferred units of Charter Holdco to persons other than A/N Persons, such exchangeable preferred units shall become exchangeable with Charter for shares of Charter common stock in lieu of common units of Charter Holdco.

Holdco Governance	The common and preferred units of Charter Holdco will not be entitled to any governance or consent rights at Charter Holdco (other than consent rights over changes to the terms of the preferred units).

Exhibit A

	Key Terms	Explanation
Ranking	Preferred units with no additional preferred units of this ranking to be issued	As long as A/N maintains 20% vote or equity ownership, A/N to have veto on the issuance of additional preferred units of Charter Holdco LLC having equal or superior liquidation preference[1]

Notional	$2.5 billion	Aggregate liquidation preference of the securities

Maturity	Perpetual	No stated maturity on the security

Dividend	6.00%	Annual yield on the security, which is paid in cash through a dividend, payable quarterly in arrears

Conversion Premium/ Price	40%	Conversion price equal to reference price x 1.40, subject to Conversion Price Adjustment

Issuer Call Redemption	Issuer may force conversion after 5 years if stock price exceeds 130% of conversion price	Issuer may force conversion of security into common equity after 5 years if stock price exceeds 130% of conversion price for 20 out of 30 calendar days. Any accrued and unpaid dividends will be paid in cash upon conversion, including all accrued and unpaid penalty interest thereon, if any.

Dividends Format	Cumulative	If dividends are suspended at any time, the dividends will accrue until they are paid, with all accrued and unpaid dividends to accrue penalty interest at the rate of 6.00% per annum if not paid in the subsequent quarter. No dividends or distributions other than tax distributions may be paid on, and no repurchases may be made of, any other class of Charter Holdco LLC common or preferred until all accrued dividends on the preferred have been paid (including all accrued and unpaid penalty interest thereon, if any). Notwithstanding the foregoing, it is understood that if a tax distribution has been made to Charter Holdco LLC’s members or if Charter otherwise has requisite funds, Charter may use such funds for share buybacks.

Conversion Price Adjustment	Adjusted for dividends paid on Charter common over the life of the security, as well as other standard anti-dilution adjustments, except for tax distributions made	Tax distributions made to A/N and Charter will be carved out from any adjustments to the conversion price.

[1]	Seniority protection will not include any back to back preferred required from LLC for debt at Charter

	Key Terms	Explanation
Change of Control	Upon a conversion during the period beginning on the effective date of a change of control and ending on the date that is 30 days thereafter, the holder will receive, for each Preferred Unit, (i) all accrued and unpaid dividends and penalty interest thereon, if any, and (ii) the greater of: (a) a number of shares of Charter common stock (or the same consideration for which such number of shares of Charter common stock were exchanged in the change of control) that the holder would be entitled to receive based on the Conversion Price plus a make-whole calculated pursuant to a market standard make-whole table to callable date/price based on standard Black-Scholes model determined at pricing; and (b) a number of shares of Charter common stock equal to the Liquidation Preference per Preferred Unit divided by the greater of (1) a market-standard calculation of the effective price of the change of control and (2) $86.50 per share (subject to adjustment at the same time as, and in a manner inverse to, any adjustment to the conversion rate), which is 50% of the reference price.[2]	Market based special conversion formula upon a change of control, including potential additional make-whole shares. Standard public instrument change of control language other than 40% cash consideration threshold for a change of control (however, changes to standard 10% cash consideration threshold upon sale or transfer of convertible to a third party).

Liquidation Preference	At par	At the aggregate par of $2.5 billion (25 mm $100 Liquidation Preference Preferred Shares) plus accrued distributions (including all accrued and unpaid penalty interest thereon, if any)

Registration Rights and Transfer Restrictions		Subject to the standstill and transfer regime set out in the term sheet, the preferred units are convertible at any time by the holder thereof, and Charter common stock underlying preferred units then held by the A/N Parties is registrable as provided in the term sheet.

[2]	The effect of the call on the make whole table is to eliminate any make whole if the deal value is above the provisional call price and the effective date is beyond the non-call period (beyond 5 years).

EXECUTION VERSION

AMENDMENT NO. 1

TO

CONTRIBUTION AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”) to the Contribution Agreement (as defined below), dated as of May 23, 2015, is entered into by and among Advance/Newhouse Partnership, a New York partnership (“A/N”), A/NPC Holdings LLC, a Delaware limited liability company, Charter Communications, Inc., a Delaware corporation (“Charter”), CCH I, LLC, a Delaware limited liability Company (“New Charter”), Charter Communications Holdings, LLC, a Delaware limited liability company (“Charter Holdco” and, together with Charter and New Charter, the “Charter Parties” and the Charter Parties, together with A/N, A/NPC Holdings LLC, the “Parties”).

WITNESSETH

WHEREAS, the Parties entered into that certain Contribution Agreement dated as of March 31, 2015 (the “Contribution Agreement”);

WHEREAS, Section 9.2 of the Contribution Agreement permits the Parties to amend the Contribution Agreement by the execution by each of the Parties of an instrument in writing;

WHEREAS, Section 6.1(g) of the Contribution Agreement provides that the obligations of the Parties under the Contribution Agreement are subject to the consummation, prior to Closing, of the Comcast Agreement, the Separation Agreement, the Spinco Merger Agreement, the Asset Exchange Agreement and the Asset Purchase Agreement, in each case in all material respects in accordance with the terms of each such agreement as publicly disclosed, unless the obligation that each such agreement be consummated is waived by the Parties prior to Closing;

WHEREAS, the Comcast Agreement has been terminated;

WHEREAS, the Parties acknowledge that A/N has delivered to TWCE an Offer Notice in accordance with the TWEAN Agreement and that thirty Business Days have passed since the delivery of such Offer Notice without TWCE having accepted the offer set forth in such Offer Notice or having made a Counter-Offer during such time period in accordance with the TWEAN Agreement; and

WHEREAS, the Parties desire to provide that the businesses of Charter and Bright House Networks, LLC shall be combined in connection with the combination of Time Warner Cable, Inc. (“TWC”) or, in certain circumstances, without TWC, in the event that TWC enters into an agreement for a Company Acquisition Proposal (as defined in the TWC Agreement) as more particularly provided below.

NOW, THEREFORE, the Parties hereby, intending to be legally bound, agree as follows:

1. Amendments. The Contribution Agreement is amended hereby as follows:

a.	Sections 6.1(f), 8.2(d), 8.2(f), 8.2(g) and 8.4(b) and the first sentence of Section 5.4(d) of the Contribution Agreement are hereby deleted in their entirety, in each case without renumbering subsequent sections, and the Parties irrevocably waive any rights or claims, arising before, on or after that date hereof, that they have or may have thereunder.

b.	Section 1.1 of the Contribution Agreement is hereby amended by adding the following new definitions in the appropriate alphabetical order:

“ “Tail Condition” has the meaning set forth in Section 6.1(g).”

“ “TWC Acquisition Proposal” has the meaning set forth in Section 6.1(g).”

“ “TWC Agreement” means the Agreement and Plan of Mergers, dated as of May 23, 2015, by and among Time Warner Cable, Inc., Cheetah, New Cheetah, Nina Corporation I, Inc., Nina Company II, LLC, and Nina Company III, LLC, in the form provided to Bengal prior to the execution of the Amendment.”

“ “TWC Transactions” means the transactions contemplated by the TWC Agreement.”

c.	Section 2.1 of the Contribution Agreement is hereby amended to add the following sentence at the end thereof: “The Closing shall not occur prior to (i) the consummation of the TWC Transactions or (ii) the termination of the TWC Agreement and the satisfaction of the Tail Condition.”

d.	Section 2.2 of the Contribution Agreement is hereby amended by (i) deleting the phrase “(other than the Specified Assets contributed by A/N to New Cheetah pursuant to clause (b))” in Section 2.2(a), and (ii) deleting Section 2.2(b) in its entirety, without renumbering subsequent sections.

e.	Section 2.3(a)(i) of the Contribution Agreement is hereby replaced in its entirety with the following: “Cheetah Holdco shall pay the Cash Consideration and issue (x) Cheetah Holdco Preferred Units with a face amount of $2.5 billion and (y)(A) 34,279,843 Cheetah Holdco Class B Common Units or (B) in the event that the TWC Transactions have been consummated prior to Closing in accordance with the terms of the TWC Agreement, 30,992,406 Cheetah Holdco Class B Common Units to A/N, in consideration of the Membership Interests” (it being understood that the difference between such amounts reflects only the Parent Merger Exchange Ratio (as defined in the TWC Agreement) implemented in the TWC Transactions and is not intended to increase or decrease A/N’s relative ownership in New Cheetah).

f.	Section 2.3(a)(ii) of the Contribution Agreement is hereby replaced in its entirety with the following: “New Cheetah shall issue one share of New Cheetah Class B Common Stock to A/N, in exchange for the sum of $1.00.”

g.	A new Section 2.6 entitled “Adjustment” is hereby added to Article II to read as follows: “If, prior to Closing, the number of outstanding Equity Interests of any Cheetah Party shall have been changed into a different number of Equity Interests or a different class of Equity Interests by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, merger, combination or exchange of Equity Interests, or any similar event (in each case other than the Parent Merger (as defined in the TWC Agreement) in accordance with the Parent Merger Exchange Ratio set forth in the TWC Agreement) shall have occurred, then the Equity Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 2.6 shall be construed to permit any Cheetah Party to take any action with respect to its Equity Interests that is otherwise prohibited by the terms of this Agreement, or to restrict the ability of any Cheetah Party from taking any action with respect to its Equity Interests that is not otherwise prohibited by the terms of this Agreement.”

h.	A new Section 4.14 entitled “TWC Transaction” is hereby added to Article IV to read as follows: “Cheetah makes no representation or warranty regarding TWC or its assets and liabilities, and Cheetah for purposes of this Agreement shall be without giving effect to the TWC Transaction.”

i.	Section 5.2(a) of the Contribution Agreement is hereby amended by adding the words “or the TWC Transaction” at the end of Section 5.2(a)(xxi).

j.	Section 5.3 of the Contribution Agreement is hereby amended by adding the words “or the TWC Transaction” at the end of Section 5.3(i); provided that the foregoing shall not prevent Charter from obtaining or arranging backstop financing to complete the TWC Transaction.

k.	Section 5.5(a) of the Contribution Agreement is hereby amended by replacing the words “after the execution of this Agreement, but in any event no later than thirty (30) calendar days thereafter” in the first sentence thereof with “after the date of the TWC Agreement, but in any event no later than thirty (30) Business Days thereafter”.

l.	Section 5.5(e) of the Contribution Agreement is hereby amended by (i) replacing the words “required or imposed by a Governmental Entity on Cheetah in connection with the Comcast Agreement (or any Long-Form Agreement (as defined therein) entered into pursuant to thereto and consistent in all material respects with the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date, including the Separation Agreement, the Spinco Merger Agreement, the Asset Exchange Agreement or the Asset Purchase Agreement)” in the first proviso thereto with the words “required or imposed by Governmental Entities in connection with prior acquisitions of United States domestic cable systems (as such term is defined in 47 U.S.C. § 522(7)) consummated within the past twelve years with an aggregate purchase price of at least $500 million” and (ii) replacing the words “Comcast Agreement (or any Long-Form Agreement (as defined therein) entered into pursuant to thereto and consistent in all material respects with the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date, including the Separation Agreement, the Spinco Merger Agreement, the Asset Exchange Agreement or the Asset Purchase Agreement)” in the second proviso thereto with the words “prior acquisitions of United States domestic cable systems (as such term is defined in 47 U.S.C. § 522(7)) consummated within the past twelve years with an aggregate purchase price of at least $500 million”.

m.	Section 5.10 of the Contribution Agreement is hereby replaced in its entirety with the following: “Prior to the Closing, the parties shall use their respective reasonable best efforts to cooperate with each other and with Time Warner Cable Inc. on all transition and integration planning matters necessary in connection with the consummation of the Contribution and the TWC Transactions.”

n.	A new Section 5.17 entitled “Restructuring Cooperation” is hereby added to read:

“If such actions required to treat the subsidiaries of TWC as disregarded from their owner for U.S. federal income tax purposes or contribute TWC assets and interests in its subsidiaries to subsidiaries of New Cheetah following the Closing Date would result in a cost that is material to Cheetah, then, upon the written request of Cheetah, the Parties agree to reasonably cooperate in good faith and in a timely and expeditious fashion (taking into account any regulatory or other approvals required to be obtained) in the implementation of a restructuring of the transactions contemplated herein, and such cooperation shall include entering into appropriate amendments to this Agreement; provided that such cooperation contemplated by this Section 5.17 shall (i) not reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated hereby or the Closing and (ii) result in an economically equivalent outcome to the Parties in the aggregate.”

o.	Section 6.1(g) of the Contribution Agreement is hereby amended and restated in its entirety to read:

(g) TWC Transaction. The TWC Transactions shall have been consummated, in each case in all material respects in accordance with the terms of the TWC Agreement; provided, that the foregoing shall not apply from and after any time that (i) the TWC Agreement is validly terminated pursuant to Section 10.01(b)(iii)(B), Section 10.01(c)(i), Section 10.01(c)(ii) or Section 10.01(c)(iii) of the TWC Agreement, (ii) a Company Acquisition Proposal (as defined in the TWC Agreement, except that all references to “25%” therein shall be deemed to be references to “50%”, and, as so modified, hereinafter referred to as a “TWC Acquisition

Proposal”) shall have been made prior to the termination of the TWC Agreement and (iii) TWC shall enter into a definitive agreement to consummate such TWC Acquisition Proposal within 12 months following termination of the TWC Agreement ((i), (ii) and (iii) collectively, the “Tail Condition”);.

p.	Section 8.2(a) of the Contribution Agreement is hereby amended by adding the following words to the end thereof: “; provided further, however, that the End Date shall be automatically extended until the third Business Day following the End Date (as defined in the TWC Agreement) as such End Date (as defined in the TWC Agreement) may be extended pursuant to the terms of the TWC Agreement (or, if later, the expiration of 12 months following the termination of the TWC Agreement unless the Tail Condition shall have become no longer capable of satisfaction)”.

q.	Section 8.2(f) is hereby replaced in its entirety with the following: “Cheetah, on the one hand, and A /N on the other hand, may terminate this Agreement at any time prior to the Closing, by giving written notice of termination to the other, upon termination of the TWC Agreement, in each case, if the Tail Condition is no longer capable of satisfaction;

r.	A new Section 5.18 entitled “Tail Operations” is hereby added to read:

“The Parties agree that following any termination of the TWC Agreement, the Parties shall operate in the ordinary course consistent with past practices instead of compliance with Sections 5.2, 5.3 and 5.4(f); provided that Sections 5.2(xxi) and 5.3(i) shall survive such termination and be applicable to the respective Parties.”

s.	Each of the definition of “Cheetah Material Adverse Effect” in the Contribution Agreement, and Section 5.3, Section 5.4(g), and Section 5.12(a) of the Contribution Agreement, is hereby amended by replacing each reference therein to the “Comcast Agreement” with the “TWC Agreement”.

t.	Each of the definition of “Excluded Taxes” in the Contribution Agreement, and Sections 3.18(a) and 3.18(b) of the Contribution Agreement, is hereby amended by removing each reference to “or the Specified Assets” therein.

u.	Each reference to the “New Cheetah Registration Statement” in Section 5.11(f) of the Contribution Agreement is hereby deemed to refer to the Registration Statement on Form S-4 that will be by Cheetah, New Cheetah or any of their affiliates with respect to the TWC Transaction.

v.	Exhibit B of the Contribution Agreement is hereby amended by (i) replacing from the paragraph opposite the heading “Class B Shares” the sentence “The Class B common shares will initially have 50 votes each.” with the following: “The Class B common share will initially have a number of votes reflecting the voting power of the Charter Holdco common units (other than those owned by Charter) and the exchangeable preferred units on an as-converted, as exchanged basis.”, (ii) deleting from the paragraph opposite the heading “Class B Shares” the phrase “, subject to the Class B Director Appointment Right (as defined in the Shareholders’ Agreement)”; and (iii) in the first paragraph opposite the heading “Exchange and Conversion”, replacing the sentence “Any such exchange will also require a conversion of a proportionate amount of Class B shares into common stock.” with the following: “Any such exchange will also require a proportionate adjustment to the voting power of the Class B common share. Upon exchange of all Charter Holdco common units, the Class B share shall be cancelled.”

w.	Exhibit A to Exhibit B of the Contribution Agreement is hereby amended by replacing from the paragraph opposite the heading “Ranking” in the column “Explanation” the words “20% vote or equity ownership” with the words “at least 66 2/3% of the preferred units issued to it at Closing”.

x.

Exhibit A to Exhibit B of the Contribution Agreement is hereby amended further by adding the following new sentence at the end of the paragraph opposite the heading “Conversion Premium/Price” in the column “Explanation”: “For the avoidance of doubt, all references to reference price herein shall mean reference price divided by the Parent Merger Exchange Ratio in the event that the transactions contemplated by the TWC Agreement are consummated prior to the closing of the Contribution Agreement (it being understood that such change is being made to reflect the Parent Merger Exchange Ratio implemented in the TWC Transactions and is not intended to increase or decrease A/N’s relative ownership in New Cheetah).”

y.	The step plan attached to Exhibit B to the Contribution Agreement shall be amended and restated in its entirety substantially in the form attached hereto as Exhibit A.

z.	Paragraph (a) of the definition of “Excluded Liabilities” is hereby amended by deleting the words “, Time Warner Cable, Inc., the TWEAN Partnership” and replacing the words “each of their respective” with the word “its”. This amendment will apply only in the event that the TWC Transactions are consummated.

aa.	Clause (a) of the definition of “Excluded Taxes” is hereby amended further by deleting the words “by, the TWEAN Partnership or any of its Affiliates (other than Bengal and its Subsidiaries) or”. This amendment will apply only in the event that the TWC Transactions are consummated.

2. Consent and Acknowledgement. The Parties agree that none of discussions with respect to, entering into or performing the TWC Agreement or the transactions contemplated thereby (or any agreements entered or to be entered into in connection therewith) shall be deemed to be a breach of, or give rise to any remedy or right under, any provision of the Contribution Agreement (including, without limitation, Sections 5.3, 5.5, 5.11, Article VI, and Article VII thereof) or any other Transaction Agreement.

3. Cooperation, Assistance and Coordination. A/N hereby agrees that the covenants, undertaking and efforts required of A/N and its Affiliates in Section 5.4 and Section 5.5 shall be deemed to apply to the TWC Transaction on the same basis as they apply to the transactions contemplated by the Contribution Agreement (as amended hereby), including that A/N shall cooperate and coordinate the timing of regulatory efforts with the process for obtaining regulatory approvals for the TWC Transaction. A/N acknowledges that Cheetah may (but is not required to) hold the Cheetah Stockholder Meeting on the same day as its meeting to approve the TWC Transaction and that the Proxy Statement may (but is not required to) be included as part of the Registration Statement on Form S-4 (and a proxy statement and/or prospectus contained therein) that will be filed by Cheetah, New Cheetah or any of their Affiliates with respect to the TWC Transaction.

4. Reservation of Rights. The Parties hereby agree that this Amendment shall not be deemed to constitute a waiver of any existing right or remedy under the Contribution Agreement not expressly stated herein. Except to the extent expressly waived hereby, each Party hereby expressly reserves all rights and remedies available to such Party for the full protection and enforcement of its rights or remedies under the Contribution Agreement, without prejudice to any rights or remedies that such Party may now have or may have in the future under or in connection with the Contribution Agreement. The Contribution Agreement shall not be modified by this Amendment in any respect except as expressly set forth herein.

5. Defined Terms. Capitalized terms used but not defined herein shall have the meaning assigned to them in the Contribution Agreement.

6. Miscellaneous. Article IX of the Contribution Agreement is hereby incorporated by reference as if reproduced herein, mutatis mutandis.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Steven Miron
Name:	Steven Miron
Title:	Chief Executive Officer

A/NPC HOLDINGS LLC

By:	/s/ Steven Miron
Name:	Steven Miron
Title:	Chief Executive Officer

CHARTER COMMUNICATIONS, INC.

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

CCH I, LLC

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

CHARTER COMMUNICATIONS HOLDINGS, LLC.

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

Annex C

EXECUTION VERSION

SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

Dated as of May 23, 2015

by and among

CHARTER COMMUNICATIONS, INC.,

CCH I LLC,

LIBERTY BROADBAND CORPORATION

and

ADVANCE/NEWHOUSE PARTNERSHIP

SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

THIS SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT, dated as of May 23, 2015, by and among Charter Communications, Inc., a Delaware corporation (“Cheetah”), CCH I, LLC, a Delaware limited liability company (together with any successor to CCH I, LLC, “New Cheetah”), Liberty Broadband Corporation, a Delaware corporation (“Liberty”) and Advance/Newhouse Partnership, a New York general partnership (“A/N”).

RECITALS:

A. A/N, A/NPC Holdings LLC, a Delaware limited liability company, Cheetah, New Cheetah and Charter Communications Holding Company, LLC , a Delaware limited liability Company (“Cheetah Holdco LLC”) entered into that certain Contribution Agreement, dated as March 31, 2015, as amended by Amendment No. 1 to Contribution Agreement, dated as of the date hereof (the “Amendment” and together, the “Contribution Agreement”).

B. In connection with the transactions contemplated by the Contribution Agreement, the parties hereto entered into an amendment and restatement (the “March 2015 Stockholders Agreement”) of that certain Stockholders Agreement by and among Liberty and the Company, dated as of March 19, 2013, as amended (the “Existing Stockholders Agreement”) as contemplated hereby.

C. On the date hereof, Cheetah and New Cheetah entered into an Agreement and Plan of Mergers (the “Merger Agreement”) with Time Warner Cable Inc., a Delaware corporation (“TWC”), pursuant to which, following a series of transactions, New Cheetah will become the new publicly traded parent company of Cheetah and TWC.

D. Pursuant to the Amendment, the parties to the Contribution Agreement have reaffirmed their obligations to each other to complete the transactions contemplated thereby, on the terms and conditions set forth therein

E. On the date hereof, the parties desire to amend and restate the March 2015 Stockholders Agreement as set forth herein.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions. The following terms shall have the meanings ascribed to them below:

“13D Group” means any group of Persons (other than a group comprised solely of Liberty Parties or solely of A/N Parties) who, with respect to those acquiring, holding, voting or disposing of Company Common Stock or Company Class B Common Stock would, assuming ownership of the requisite percentage thereof, be required under Section 13(d) of the Exchange Act to file a statement on Schedule 13D with the SEC as a “person” within the meaning of Section 13(d)(3) of the Exchange Act.

“Affiliate” of a Person has the meaning set forth in Rule 12b-2 under the Exchange Act, and “Affiliated” shall have a correlative meaning. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise. Notwithstanding anything to the contrary set forth in this Agreement: (a) the Company and Liberty and their respective Affiliates shall not be deemed to be Affiliates of A/N; (b) the Company and A/N and their respective Affiliates shall not be deemed to be Affiliates of Liberty; and (c) Liberty and A/N and their respective Affiliates shall not be deemed to be Affiliates of the Company or Cheetah Holdco LLC.

“Agreement” means this Second Amended and Restated Stockholders Agreement, as amended, modified or supplemented from time to time, in accordance with the terms hereof, together with any exhibits, schedules or other attachments hereto.

“Amended and Restated Certificate” means the Amended and Restated Certificate of Incorporation of Cheetah or New Cheetah (as applicable), as it will be in effect upon the earlier to occur of (i) the consummation of the TWC Transactions and (ii) the Closing.

“Amendment” has the meaning set forth in the Recitals.

“A/N” has the meaning set forth in the Preamble.

“A/N Approved Designee” has the meaning set forth in Section 3.1(c).

“A/N Designees” mean the A/N Approved Designees or any Replacement thereof, subject to the terms of Section 3.2.

“A/N Assumption Instrument” means a written instrument, reasonably acceptable to the Company and Liberty, to be entered into prior to any Transfer of Company Securities by A/N or any other A/N Party to any A/N Party, pursuant to which such A/N Party will agree to assume and perform the obligations of the Transferring A/N Party under this Agreement and the Proxy Agreement (but without releasing A/N from any such obligations); provided, that in the event such Transferee ceases to be an A/N Person, as specified herein, all Company Securities held by such Transferee will be deemed Transferred as of such applicable date (and such deemed Transfer shall be a breach of this Agreement unless it is expressly permitted by Section 4.6).

“A/N Director” means a Director designated for nomination by A/N pursuant to Section 3.2(a) or any other Director designated for nomination by A/N and elected or appointed pursuant to the provisions of Section 3.2 or Section 3.1(c).

“A/N Future Preemptive Right” has the meaning set forth in Section 5.2(a)(ii).

“A/N Interests” has the meaning set forth in Section 6.3(e).

“A/N Max” has the meaning set forth in Section 4.6(b)(ix).

“A/N Parties” means (a) A/N, (b) any Newhouse Person and (c) each Affiliate of any of the foregoing, until such time as such Person is not an Affiliate of A/N and/or any Newhouse Person. For the avoidance of doubt, references to the ownership or Beneficial Ownership by A/N of any securities or control of any voting power will be deemed to refer to the ownership (whether of record or book-entry through a brokerage account held in the name of such A/N Party) or Beneficial Ownership of such securities or control of such voting power by the A/N Parties collectively.

“A/N Portion” has the meaning set forth in Section 5.2(a)(ii).

“A/N Proxy” means the proxy to be granted by A/N to Liberty at the Closing, pursuant to the Proxy Agreement.

“A/N Voting Cap Increase Amount” means the lesser of (a) the amount of any Permanent Reduction in Liberty’s Equity Interest below 15%, and (b) 11.5%.

“Associate” of a Person has the meaning set forth in Rule 12b-2 under the Exchange Act, and “Associated” shall have a correlative meaning. Notwithstanding anything to the contrary set forth in this Agreement: (a) the Company and Liberty and their respective Associates shall not be deemed to be Associates of A/N; (b) the Company and A/N and their respective Associates shall not be deemed to be Associates of Liberty; and (c) Liberty and A/N and their respective Associates shall not be deemed to be Associates of the Company.

“Beneficially Own” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act without limitation by the 60-day provision in paragraph (d)(1)(i) thereof), and the terms “Beneficial Ownership” and “Beneficial Owner” shall have correlative meanings. Without limiting Section 4.4, any Beneficial Ownership by a Person that is jointly owned by A/N and Liberty shall be considered Beneficial Ownership by each such owner to the extent of such owner’s equity ownership in such jointly-owned Person.

“Board” or “Board of Directors” means the Board of Directors of the Company.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

“Bylaws” means the Amended and Restated Bylaws of the Company, as amended effective February 9, 2010 (including as they may subsequently be amended, modified, supplemented and/or restated in accordance with its terms and not inconsistent with the provisions hereof).

“Cap” means, (a) in respect of A/N, the greatest of, (i) A/N’s Equity Interest issued at Closing, (ii) 25% and (iii) the Voting Cap applicable to the A/N Parties; and (b) in respect of Liberty, the greater of (i) 26% and (ii) the Voting Cap applicable to the Liberty Parties.

“Capital Raising Issuance Notice” has the meaning set forth in Section 5.1(b).

“Capital Raising Preemptive Right” has the meaning set forth in Section 5.1(a).

“Capital Raising Transactions” means any offering of shares of Company Common Stock (or any securities convertible into or exchangeable or exercisable for shares of Company Common Stock) for cash, whether registered under the Securities Act or otherwise (other than pursuant to a Rights Plan).

“Capital Stock” means, with respect to any Person at any time, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital stock, partnership interests (whether general or limited) or equivalent ownership interests in or issued by such Person.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company dated August 20, 2010 (including as it may subsequently be amended, modified, supplemented and/or restated in accordance with its terms and not inconsistent with the provisions hereof).

“Cheetah” has the meaning set forth in the Preamble.

“Cheetah Holdco LLC” has the meaning set forth in the Recitals.

“Cheetah Holdco Class B Common Units” means the Class B Common Units of Cheetah Holdco LLC.

“Cheetah Holdco Common Units” means the Common Units of Cheetah Holdco LLC.

“Cheetah Holdco Preferred Units” means the Preferred Units of Cheetah Holdco LLC.

“Cheetah Holdco Units” means the Cheetah Holdco Common Units, the Cheetah Holdco Class B Common Units and the Cheetah Holdco Preferred Units.

“Cheetah Stockholder Approvals” has the meaning set forth in the Contribution Agreement.

“Cheetah Stockholder Meeting” has the meaning set forth in the Contribution Agreement.

“Closing” has the meaning set forth in the Contribution Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means (a) until immediately prior to the closing of the TWC Transactions, Cheetah and (b) from and thereafter (if the closing of the TWC Transactions occurs), New Cheetah, unless the context otherwise requires.

“Company Change of Control” means a transaction or series of related transactions which would result in (a) the then-existing Company stockholders (on an as-converted or as-exchanged basis) prior to the transaction, or prior to the first transaction if a series of related transactions, no longer having, directly or indirectly, a Voting Interest of 50% or more of the Company or any successor company or (b) any change in the composition of the Board resulting in the persons constituting the Board prior to the transaction, or prior to the first transaction if a series of related transactions, ceasing to constitute a majority of the Board or any successor board of directors (or comparable governing body).

“Company Class B Common Stock” means the Class B Common Stock of the Company to be authorized pursuant to the Amended and Restated Certificate and issued at the Closing, which shall have the terms set forth in the Transaction Term Sheet.

“Company Common Stock” means the Class A Common Stock, par value $0.001 per share, of the Company.

“Company Equity” means the Capital Stock of the Company, Cheetah Holdco LLC or any of its Subsidiaries (including the Company Common Stock, the Company Class B Common Stock and the Cheetah Holdco Units).

“Company Material Adverse Effect” means an effect that is materially adverse to the business, results of operations, financial condition, cash flows, assets or liabilities of the Company and its Subsidiaries, taken as a whole, excluding any such effect to the extent resulting from or arising out of: (i) any change in international, national, regional or industry-wide economic or business conditions (including financial and capital market conditions); (ii) changes or conditions generally affecting the multichannel video programming, high-speed data or telephony industries; (iii) any attack on, or by, outbreak or escalation of hostilities or acts of war, sabotage or terrorism or natural disasters or any other national or international calamity, except to the extent any of the foregoing causes any damage or destruction to or renders unusable any facility or property of the Company or any of its Subsidiaries; (iv) the execution of the Contribution Agreement or the agreement providing for the transaction giving rise to the applicable preemptive rights or the announcement, pendency or consummation of the transactions contemplated by any such agreement (including the exercise or consummation of the applicable preemptive rights) or the Merger Agreement (including, in each case, the impact thereof on, any loss of, or adverse change in, the relationship, contractual or otherwise, of the Company and/or its Subsidiaries with their employees, customers, distributors, partners or suppliers or any other Persons with whom they transact business that is proximately caused thereby); (v) any failure by the Company or any of its Subsidiaries, in and of itself, to meet any internal or published projections, forecasts or predictions in respect of financial performance, including revenues, earnings or cash flows, for any period (it being understood that this clause (v) shall not prevent any party from asserting that any fact, change, event, occurrence or effect that may have given rise or contributed to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect); (vi) any actual or proposed change in Law or interpretations thereof; (vii) changes in GAAP (or authoritative interpretation thereof); (viii) any change in the price of the Company Class A Common Stock on the NASDAQ (it being understood that this clause (viii) shall not prevent any party from asserting that any fact, change, event, occurrence or effect that may have given rise or contributed to such change may be taken into account in determining whether there has been a Company Material Adverse Effect); or (ix) compliance with the terms of, or the taking of any action required by, or the failure to take any action prohibited by, this Agreement (provided that this clause (ix) shall not apply to any obligation to operate in the ordinary course set forth in the Contribution Agreement or the agreement providing for the transaction giving rise to the applicable preemptive rights); provided, that notwithstanding the foregoing, clauses (i), (ii), (iii), (vi) and (vii) shall not apply to the extent that the adverse effect on the Company and/or its Subsidiaries resulting from or arising out of the matters described therein is disproportionate relative to the adverse effects on the other participants in the multichannel video programming, high-speed data or telephony industries in the United States, but, in such event, only the incremental disproportionate impact of such changes, conditions, circumstances or developments shall (unless otherwise excluded from the definition of Company Material Adverse Effect) be taken into account in determining whether there has been a Company Material Adverse Effect.

“Contribution Agreement” has the meaning set forth in the Recitals.

“Director” means a director of the Company.

“Distribution Transaction” involving any person that Beneficially Owns all or substantially all of the Voting Securities of the Company owned by the Liberty Parties (for purposes of this defined term excluding clause (b) of the definition of Liberty Parties and any Liberty Persons) immediately prior to the Distribution Transaction means any transaction pursuant to which the equity interests of (a) such person or (b) any person that directly or indirectly owns a majority of the equity interests of such person are distributed (whether by redemption, dividend, share distribution, merger or otherwise) to all the holders of one or more classes or series of the common stock of the applicable Parent Company, which classes or series of common stock are registered under Section 12(b) or 12(g) of the Exchange Act (all the holders of one or more such classes or series, “Parent Company Holders”), on a pro rata basis with respect to each such class or series, or such equity interests of such person are made available to be acquired by Parent Company Holders (including through any rights offering, exchange offer, exercise of subscription rights or other offer made available to Parent Company Holders), on a pro rata basis with respect to each such class or series, whether voluntary or involuntary.

“Election Meeting” has the meaning set forth in Section 3.2(a)(i).

“Equity Interest” means, with respect to either Investor Party, as of any date of determination, the percentage represented by the quotient of, without duplication, (a) the number of shares of Company Common Stock owned (whether of record or book-entry through a brokerage account held in the name of such Investor Party) by such Investor Party and that would be owned (whether of record or book-entry through a brokerage account held in the name of such Investor Party) by such Person on a Fully Exchanged Basis (provided that so long as the A/N Proxy is in effect, the calculation pursuant to this clause (a) shall include the Proxy Shares with respect to A/N and shall exclude the Proxy Shares with respect to Liberty) divided by (b) the number of shares of Company Common Stock that would be outstanding on a Fully Exchanged Basis and fully diluted basis.

“Equity Linked Financing” has the meaning set forth in Section 4.6(d).

“Equity Securities” means any equity securities of the Company or securities convertible into or exercisable or exchangeable for equity securities of the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“Exchange Agreement” has the meaning set forth in the Contribution Agreement.

“Excluded Matter” includes each of the following:

(a) any vote of the Company’s stockholders on a Company Change of Control or a sale of all or substantially all of the Company’s assets;

(b) any vote of the Company’s stockholders to approve any bankruptcy plan or pre-arranged financial restructuring with the Company’s or Cheetah Holdco LLC’s creditors;

(c) any vote of the Company’s stockholders to approve the creation of a new class of shares of the Company or a new class of units of Cheetah Holdco LLC;

(d) with respect to each Investor Party, any vote of the Company’s stockholders to approve any matter not in the ordinary course and relating to a transaction involving the other Investor Party or any of its Affiliates; and

(e) any vote of the Company’s stockholders in respect of any resolution that would in any way diminish the voting power of the Company Class B Common Stock compared to the voting power of the Company Common Stock (provided, that any such vote shall be an Excluded Matter with respect to Liberty only if such resolution would also in any way diminish the voting power of the Proxy Shares).

“Exercise Price” means, with respect to:

(a) M&A Transactions: the effective price (as determined in good faith by the Company and A/N or Liberty, as applicable, but without giving effect to the taxability of the underlying transaction or the value of any services to be provided after the applicable closing to the Company or its Affiliates) at which shares of Company Common Stock or other securities are being issued in such transaction;

(b) Capital Raising Transactions: the price per share at which such shares are offered and sold (net of any underwriting discounts, commissions or similar sale expenses);

(c) the exercise of options, warrants, convertible securities and other rights to acquire (including through an exchange) or purchase Company Common Stock or the lapse of any restrictions with respect to restricted shares of Company Common Stock: the weighted average price based upon (i) the volume weighted average price per share of the Company Common Stock over the twenty (20) trading days prior to each individual exercise, exchange or conversion, as applicable, in the case of options, warrants, convertible securities or other rights, and (ii) the volume weighted average price per share of the Company Common Stock over the twenty (20) trading days prior to each individual lapse of restrictions on such restricted shares of Company Common Stock (or any tranche thereof), in each case, as reported by Bloomberg L.P.; and

(d) all other issuances of Company Common Stock or other securities: the effective issuance price, as determined in good faith by the Company and A/N or Liberty, as applicable.

“Existing Liberty Directors” means the Investor Directors (as defined in the Existing Stockholders Agreement) as of the date hereof.

“Existing Margin Loans” mean the Margin Loan Agreements, entered into as of October 30, 2014, by and among LMC Cheetah 4, LLC, Liberty, and the Administrative Agent, Calculation Agent and Lenders party thereto.

“Existing Stockholders Agreement” has the meaning set forth in the Recitals.

“Extension Top Up Period” has the meaning set forth in Section 3.8(a).

“FCC” means the Federal Communications Commission.

“Fully Exchanged Basis” means assuming that all Cheetah Holdco Class B Common Units and Class B Common Stock were exchanged into shares of Company Common Stock, and all Cheetah Holdco Preferred Units were converted into Cheetah Holdco Class B Common Units and subsequently exchanged into shares of Company Common Stock, in each case in accordance with the terms of the Amended and Restated Certificate, the LLC Agreement and the Exchange Agreement, such that the Company was the sole holder of Cheetah Holdco Units.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any United States or foreign (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including, without limitation, any governmental agency, branch, department, official or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including, without limitation, any arbitral tribunal.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” has the meaning set forth in the Amended and Restated Credit Agreement, dated as of March 18, 1999 and amended and restated on April 11, 2012 (as amended), by and among Charter Communications Operating, LLC, CCO Holdings, LLC, the lenders party thereto and Bank of America, N.A., as administrative agent.

“Independent” means, with respect to any Person, independent within the meaning of SEC and stock exchange rules and under the applicable Person’s corporate governance guidelines, and with no material affiliation or other material business, professional or investment relationship with the A/N Parties or the Liberty Parties other than by virtue of his or her relationship with the Company (in the case of current independent Directors of the Company, considering only matters originating after the execution of this Agreement).

“Initial Top Up Period” has the meaning set forth in Section 3.8(a).

“Initial Tranche Purchase” has the meaning set forth in Section 2.1(a).

“Investor Designee” means any of the A/N Designees or the Liberty Designees, as applicable; and “Investor Designees” means all of the A/N Designees and Liberty Designees, collectively.

“Investor Director” means any of the A/N Directors or the Liberty Directors, as applicable; and “Investor Directors” means all of the A/N Directors and Liberty Directors, collectively.

“Investor Party” means either of A/N or Liberty, as applicable; and “Investor Parties” means A/N and Liberty, collectively.

“Investor Party Group” means (a) with respect to Liberty, the Liberty Parties and (b) with respect to A/N, the A/N Parties.

“JM” means Dr. John C. Malone.

“JM Persons” means (i) the spouses, siblings or lineal descendants (including adoptees) of JM; (ii) any trusts or private foundations created primarily for the benefit of, or controlled by, JM or any of the Persons described in clause (i) or any trusts or private foundations created primarily for the benefit of any such trust or private foundation or for charitable purposes; (iii) in the event of the incompetence or death of JM or any of the Persons described in clause (i), such Person’s estate, executor, administrator, committee or other personal representative or similar fiduciary or beneficiaries, heirs, devisees or distributees; or (iv) any group consisting solely of JM and/or any Person described in clauses (i)-(iii).

“Law” means any applicable federal, state, local or foreign law, statute, ordinance, rule, guideline, regulation, order, writ, decree, agency requirement, license or permit of any Governmental Entity.

“Leverage Ratio” means the Consolidated Leverage Ratio, as defined in the Amended and Restated Credit Agreement, dated as of March 18, 1999 and amended and restated on April 11, 2012 (as amended), by and among Charter Communications Operating, LLC, CCO Holdings, LLC, the lenders party thereto and Bank of America, N.A., as administrative agent.

“Liberty” has the meaning set forth in the Preamble; provided that from and after the date of any Distribution Transaction, “Liberty” shall refer solely to the Qualified Distribution Transferee with respect to such Distribution Transaction; and provided, further, that in no event shall there be more than one Liberty at any one time.

“Liberty Assumption Instrument” means a written instrument, reasonably acceptable to the Company and A/N, to be entered into prior to any Transfer of Company Securities by Liberty or any other Liberty Party to any Liberty Party, pursuant to which such Liberty Party will agree to assume and perform the obligations of Liberty under this Agreement and the Proxy Agreement (but without releasing Liberty from any such obligations, other than as contemplated by Section 7(f) of the Proxy Agreement and Section 4.5 hereof); provided, that in the event such Transferee ceases to be a Liberty Party, as specified herein, all Company Securities held by such Transferee will be deemed Transferred as of such applicable date (and such deemed Transfer shall be a breach of this Agreement unless it is expressly permitted by Section 4.6).

“Liberty Change of Control” means a transaction or series of related transactions that results in (a) the stockholders of Liberty prior to the transaction, or prior to the first transaction if a series of related transactions, ceasing to own, directly or indirectly, securities representing at least fifty percent (50%) of the equity and voting power (or, if the Series B common stock of Liberty represents less than twenty percent (20%) of its outstanding voting power of Liberty, fifty percent (50%) of the outstanding equity securities) of Liberty or the successor entity; provided, in the case of this clause (a), that the acquisition of control of Liberty by one or more Liberty Persons shall not constitute a Liberty Change of Control, and that a combination of Liberty with another entity controlled by one or more Liberty Persons shall not constitute a Liberty Change of Control; or (b) any change in the composition of the board of directors of Liberty resulting in the Persons constituting the board of directors of Liberty as of the date which is twenty-four (24) months prior to such transaction, or the first transaction if a series of related transactions, ceasing to constitute a majority of the board of directors of Liberty (provided, that with respect to this clause (b), in the case of a Qualified Distribution Transferee, such transaction occurs not less than the date which is twenty-four (24) months following the applicable Distribution Transaction).

“Liberty Designees” means those Persons designated by Liberty for nomination to the Board (or deemed designated pursuant to Section 3.2(a)(ii)) or any Replacement thereof, in each case, subject to Section 3.2.

“Liberty Director” means a Director designated for nomination by Liberty pursuant to Section 3.2(a) or any other Director designated for nomination by Liberty and elected or appointed pursuant to the provisions of Section 3.2.

“Liberty Exempt Persons” has the meaning set forth in Section 4.2.

“Liberty Exercise Ratio” means, with respect to an issuance of New Securities, the quotient of (a) the number of New Securities that Liberty elects to purchase divided by (b) the maximum number of New Securities that Liberty shall be permitted to purchase, in each case pursuant to the Liberty Preemptive Right with respect to such issuance.

“Liberty Future Preemptive Right” has the meaning set forth in Section 5.2(a)(i).

“Liberty Interests” has the meaning set forth in Section 6.2(e).

“Liberty Parties” means (a) Liberty, (b) any Qualified Distribution Transferee, and (c) each Affiliate of any of the foregoing, until such time as such Person is not an Affiliate of Liberty and/or any Qualified Distribution Transferee. For the avoidance of doubt, references to the ownership or Beneficial Ownership by Liberty of any securities or the control of any voting power will be deemed to refer to the ownership (whether of record or book-entry through a brokerage account held in the name of Liberty) or Beneficial Ownership of such securities or control of such voting power by the Liberty Parties collectively. Notwithstanding the foregoing, (i) a Liberty Person to whom a Liberty Party Transfers Equity Securities shall become a Liberty Party hereunder, and (ii) solely for purposes of determining the Cap and the Voting Cap applicable to Liberty, the term Liberty Parties shall include all Liberty Persons (other than with respect to any equity compensation payable to any Liberty Designee).

“Liberty Persons” means JM, the JM Persons or senior executives of Liberty.

“Liberty Portion” has the meaning set forth in Section 5.2(a)(i).

“Liberty Shares” has the meaning set forth in the Contribution Agreement.

“Liberty Stock Issuance” has the meaning set forth in Section 2.1(c).

“Liberty Voting Cap Increase Amount” means the lesser of (a) the amount of any Permanent Reduction in A/N’s Equity Interest below fifteen percent (15%), and (b) 11.5%.

“M&A Issuance Notice” has the meaning set forth in Section 5.2(b).

“M&A Transaction” means any merger, consolidation or other business combination transaction pursuant to which Equity Securities are issued.

“Membership Interests” has the meaning set forth in the Contribution Agreement.

“March 2015 Stockholders Agreement” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Newhouse Person” means any (i) individual that is a lineal descendent (including adoptees) of Meyer Newhouse and Rose Newhouse; and (ii) a Person who is primarily directly or indirectly owned, controlled or established for the benefit of the lineal descendants (including adoptees) of Meyer Newhouse and Rose Newhouse; (iii) any group consisting solely of any Person described in clause (i)-(ii), in the case of each of (i) through (iii), who has executed an A/N Assumption Agreement.

“New Cheetah” has the meaning set forth in the Preamble.

“New Securities” has the meaning set forth in Section 5.1(a).

“Other Issuance” means any issuance of Equity Securities by the Company other than in connection with a Capital Raising Transaction, an M&A Transaction or any dividend or distribution in which the applicable Investor Party participates on a pro rata basis (provided that such dividend or distribution does not adversely affect the Voting Interest held by such Investor Party (including, in the case of Liberty, the Proxy Shares) immediately prior to the record date therefor).

“Other Issuance Basket” has the meaning set forth in Section 5.2(d).

“Other Issuance Notice” has the meaning set forth in Section 5.2(d).

“Other Issuance Notice Date” has the meaning set forth in Section 5.2(d).

“Ownership Threshold” means (a) with respect to an Investor Party’s right to designate for nomination Investor Designees pursuant to Section 3.2, the thresholds set forth in Section 3.2(a), (b) with respect to an Investor Party’s right to select a Director to serve on the Search Committee pursuant to Section 3.5, the thresholds set forth in clauses (i) and (ii) of Section 3.5(a), (c) with respect to an Investor Party’s right to have at least one Investor Designee appointed to each committee of the Board pursuant to Section 3.4(a), the thresholds set forth in Section 3.4(a), and (d) with respect to the written consent rights of an Investor Party pursuant to Sections 3.7(b)(i) and 3.7(b)(ii), as applicable, the thresholds set forth in Sections 3.7(b)(i) and 3.7(b)(ii), as applicable.

“Parent Company” means the publicly traded Person that Beneficially Owns, through an unbroken chain of majority-owned subsidiaries, the Person having record ownership of any Voting Securities of the Company. For purposes of this definition, the term “publicly traded” means that the Person in question (a) has a class or series of equity securities registered under Section 12(b) or 12(g) of the Exchange Act or (b) is required to file reports pursuant to Section 15(d) of the Exchange Act.

“Parent Company Holders” has the meaning set forth in the definition of “Distribution Transaction.”

A “Permanent Reduction” of an Investor Party’s Equity Interest shall be deemed to have occurred with respect to a specified percentage of such Investor Party’s Equity Interest following the delivery by such Investor Party of a written notice to the other parties hereto that such Investor Party agrees not to acquire Beneficial Ownership of additional Equity Securities within the one year period following such notice (which notice shall be delivered by the applicable Investor Party promptly following the good faith determination by such Investor Party that it intends not to make any such acquisitions); provided, however, that once any Investor Party has an Equity Interest equal to or less than 5%, such Investor Party will be deemed to have Permanently Reduced its Equity Interest to 5% (including for purposes of the A/N Voting Cap Increase Amount or Liberty Voting Cap Increase Amount, as applicable).

“Permitted Transfer” shall mean any Transfer (or deemed Transfer) of Company Equity effected by Liberty in compliance with Section 4.6(b)(viii), Section 4.6(b)(ix), Section 4.6(c) and Section 4.6(d), to the extent applicable.

“Person” shall mean any natural person, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, foundation, unincorporated organization or government or other agency or political subdivision thereof.

“Preemptive Share Purchase” means the exercise of the Capital Raising Preemptive Right, the A/N Future Preemptive Right or the Liberty Future Preemptive Right, as applicable.

“Preemptive Purchase Closing” means closing of the Preemptive Share Purchase.

“Pro Rata Portion” means, with respect to an Investor Party, for any issuance of New Securities, the number of New Securities equal to the product of (a) the total number of New Securities to be issued by the Company in such issuance (including any securities to be issued to all Investor Parties) and (b) the Investor Party’s Equity Interest on such issuance date (immediately prior to any such issuance of New Securities and without giving effect to any issuance that has accrued towards the Other Issuance Basket).

“Prohibited Person” has the meaning set forth in Section 4.6(b)(iii).

“Proxy Agreement” means the Proxy and Right of First Refusal Agreement, attached hereto as Exhibit A, to be entered into among Liberty, A/N and, for the limited purposes described therein, Cheetah and New Cheetah, at the Closing, as such agreement may be amended or modified in accordance with the terms thereof and hereof.

“Proxy Shares” means the shares of Company Common Stock and Company Class B Common Stock to the extent that Liberty has the right to vote such shares pursuant to the A/N Proxy.

“Purchasing Investor Party” means an Investor Party that has duly exercised the Liberty Future Preemptive Right or A/N Future Preemptive Right, as applicable, in accordance with this Agreement.

“Qualified Distribution Transferee” means any person that meets the following conditions: (a) at the time of any transfer to it of Voting Securities, it is an Affiliate of Liberty, (b) thereafter, by reason of a Distribution Transaction, it ceases to be an Affiliate of Liberty, and (c) prior to such transfer, it executes and delivers to the Company a written agreement reasonably satisfactory to the Company to be bound by, and entitled to the benefits of, this Agreement, prospectively, as contemplated by Section 4.5.

“Reference Price” means $172.9963.

“Registration Rights Agreement” has the meaning set forth in the Contribution Agreement.

“Representatives” means, with respect to a party, its and its Affiliates’ respective directors, officers, employees and agents.

“Replacement” has the meaning set forth in Section 3.2(e).

“Rights Plan” has the meaning set forth in Section 4.7.

“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“Rule 144” means Rule 144 promulgated under the Securities Act or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“Rule 144A” means Rule 144A promulgated under the Securities Act or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“Search Committee” has the meaning set forth in Section 3.5.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 16(b)” has the meaning set forth in Section 5.3.

“Section 16 Exemption” has the meaning set forth in Section 5.3.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified Agreements” has the meaning set forth in Section 3.3(a)(ii)(B).

“Stand Alone Margin Loan” has the meaning set forth in Section 4.6(c).

“Subject Shares” has the meaning set forth in the Proxy Agreement.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” or “Taxes” means all federal, state, local or non-U.S. taxes, charges, fees, duties, levies or other assessments, including income, gross receipts, stamp, occupation, premium, environmental, windfall profits, value added, severance, property, production, sales, use, transfer, registration, duty, license, excise, franchise, payroll, employment, social security (or similar), unemployment, disability, withholding, alternative or add-on minimum, estimated, or other taxes, whether disputed or not, imposed by any Government Entity, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax-Deferred Basis” means a transaction in which gain or loss is deferred in whole or material part for Federal income tax purposes, including, without limitation, an exchange under Section 1031 of the Code.

“Threshold Breach Event” means an action, event or other circumstance that has caused (a) the applicable Investor Party to fall below the applicable Ownership Threshold such that, if an annual or special meeting of stockholders were to occur at such time, then the number of Investor Designees that either A/N or Liberty would be entitled to designate for nomination pursuant to Section 3.2(a) would be reduced by one or more Directors, (b) the applicable Investor Party to fall below the applicable Ownership Threshold such that, if a Search Committee were to be formed pursuant to Section 3.5 at the time of such event, the applicable Investor Party would no longer hold the right to select a Director to serve on the Search Committee, (c) the applicable Investor Party to fall below the applicable Ownership Threshold such that the applicable Investor Party would no longer hold the right to have at least one Investor Designee appointed to each committee of the Board, or (d) the applicable Investor Party to fall below the applicable Ownership Thresholds for the consent rights specified in Section 3.7.

“Threshold Tolling Event” has the meaning set forth in Section 3.8(b).

“Transaction Agreements” means the Exchange Agreement, the Registration Rights Agreement, the LLC Agreement, this Agreement and the Tax Matters Agreement.

“Top Up-Right” has the meaning set forth in Section 3.8(a).

“Total Voting Power” means the total number of votes that may be cast generally in the election of Directors if all outstanding Voting Securities were present and voted at a meeting held for such purpose (provided that this calculation shall take into account the number of votes represented by the shares of Company Class B Common Stock outstanding).

“Trading Day” means any day on which The Nasdaq Stock Market is open for regular trading of the Company Common Stock.

“Transaction Term Sheet” has the meaning set forth in Section 2.2.

“Transfer” means, when used as a noun, any direct or indirect, voluntary or involuntary, sale, disposition, hypothecation, mortgage, gift, pledge, assignment, attachment or other transfer (including the creation of any derivative or synthetic interest, including a participation or other similar interest) and, when used as a verb, voluntarily to directly or indirectly sell, dispose, hypothecate, mortgage, gift, pledge, assign, attach or otherwise transfer, in any case, whether by operation of law or otherwise. For the avoidance of doubt, neither a Liberty Change of Control nor the occurrence of an acquisition or combination described in the proviso to clause (a) of the definition of Liberty Change of Control shall be deemed a Transfer of Company Equity.

“TWC” has the meaning set forth in the Recitals.

“TWC Transactions” means the transactions contemplated by the Merger Agreement.

“Unaffiliated Director” means a Director who is not an Investor Director.

“Voting Cap” means (a), in the case of Liberty, the greater of (x) the greater of 25.01% and 0.01% above the highest Voting Interest of any other Person or group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (which, for the avoidance of doubt, shall not exceed 23.5% in the case of A/N), and (y) the sum of (A) 23.5% plus (B) the Liberty Voting Cap Increase Amount; and (b), in the case of A/N, the sum of 23.5% and the A/N Voting Cap Increase Amount.

“Voting Interest” means, with respect to any Person, the percentage equal to the quotient of (a) the total number of votes that may be cast generally in the election of Directors by such Person at a meeting held for such purpose (provided that (i) with respect to determining the Voting Interest of A/N and Liberty, so long as the A/N Proxy is in effect, the calculation pursuant to this clause (a) shall include the votes represented by the Proxy Shares with respect to Liberty and shall exclude the votes represented by the Proxy Shares with respect to A/N and (ii) the calculation pursuant to this clause (a) shall take into account the number of votes represented by the shares of Company Class B Common Stock outstanding) divided by (b) the Total Voting Power.

“Voting Securities” means the shares of Company Common Stock and shares of Company Class B Common Stock, and any securities of the Company entitled to vote generally for the election of Directors.

“VWAP” means, for any Trading Day, a price per share of Company Common Stock equal to the volume-weighted average price of the Rule 10b-18 eligible trades in the shares of Company Common Stock for the entirety of such Trading Day as determined by reference to the screen entitled “CHTR <EQUITY> AQR SEC” as reported by Bloomberg L.P. (without regard to pre-open or after hours trading outside of any regular trading session for such Trading Day).

“VWAP Price” has the meaning set forth in the Proxy Agreement.

Section 1.2 General Interpretive Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned this Agreement and the Section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Unless otherwise specified, the terms “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the exhibits hereto), and references herein to Sections refer to Sections of this Agreement. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

Section 1.3 Effectiveness. Notwithstanding anything to the contrary in this Agreement, (a) this Agreement shall not become effective until the earlier to occur of (i) the Closing (as defined in the Merger Agreement) and (ii) the Closing, provided that this Article I, Article II, Section 5.3, Section 5.4, Article VI and Article VII shall become effective as of the date hereof and (b) the Existing Stockholders Agreement shall remain in full force and effect until the earlier to occur of (i) the Closing (as defined in the Merger Agreement) and (ii) the Closing, whereupon the Existing Stockholders Agreement will be deemed terminated and of no further force or effect; provided, that in the event this Agreement terminates in accordance with its terms pursuant to Section 7.1(e) hereof, then, and in that event, the Existing Stockholders Agreement will be deemed automatically reinstituted as of such date and thereafter the Existing Stockholders Agreement will be binding upon the parties in accordance with its terms; provided, further, that during the period prior to this Agreement becoming fully effective pursuant to clause (a), in no event shall any of A/N’s rights hereunder be affected due to its lack of Equity Interest or Voting Interest prior to the Closing.

ARTICLE II.

CERTAIN PRE-CLOSING AND CLOSING MATTERS

Section 2.1 Pre-Closing Preemptive Rights Purchases.

(a) Liberty shall purchase from the Company, and the Company shall sell to Liberty, for an aggregate purchase price of $700,000,000 in cash, a number of shares of Company Common Stock equal to:

(i) if the closing of the TWC Transactions occurs prior to the Closing, the quotient of (A) $700,000,000 divided by (B) the quotient of (x) the Reference Price divided by (y) the Parent Merger Exchange Ratio (as defined in the Merger Agreement); or

(ii) if the closing of the TWC Transactions has not occurred prior to the Closing, the quotient of $700,000,000 divided by the Reference Price,

(the applicable foregoing purchase being referred to as the “Initial Tranche Purchase”) at the closing of the Initial Tranche Purchase pursuant to Section 2.1(c).

(b) [reserved].

(c) The closing of the Initial Tranche Purchase (the “Liberty Stock Issuance”) shall be consummated substantially concurrently with the Closing, subject only to (i) the occurrence of the Closing, (ii) (x) the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock, excluding the Liberty Shares, in favor of the Liberty Stock Issuance and (y) the affirmative vote of the holders of a majority of the votes cast by holders of Company Common Stock in favor of stock issuances including the Liberty Stock Issuance, in each case at the Cheetah Stockholder Meeting and (iii) the satisfaction or waiver by Liberty of the conditions set forth in Section 5.4(b).

(d) On the Closing Date, Liberty shall (unless the conditions to the Liberty Stock Issuance in Section 2.1(c) are not satisfied) have an Equity Interest greater than or equal to 17.01%. Notwithstanding anything to the contrary in this Agreement, on the Closing Date, Liberty shall not have an Equity Interest greater than 26%, and A/N shall not have an Equity Interest greater than the lower of (i) 28.5% and (ii) the Equity Interest that A/N would have on the Closing Date as a result of the issuance of the Equity Consideration (as defined in the Contribution Agreement) to A/N at the Closing.

Section 2.2 Transaction Agreements. Cheetah, Liberty and A/N shall negotiate in good faith the definitive terms of the Transaction Agreements (for the avoidance of doubt, other than this Agreement) and the Amended and Restated Certificate as promptly as reasonably practicable after the date of this Agreement, on the terms and conditions set forth in Exhibit B to the Contribution Agreement (the “Transaction Term Sheet”) and this Agreement, to the extent applicable, and with such other customary terms as may be reasonably agreed upon by the parties. Immediately prior to the earlier to occur of (i) the closing of the TWC Transactions and (ii) the Closing, the Amended and Restated Certificate, in such agreed form, shall have been filed with the Secretary of State of the State of Delaware and become effective as the certificate of incorporation of the Company. On the Closing Date and concurrently with the Closing, each of Liberty, A/N, New Cheetah and Cheetah Holdco LLC, as applicable, shall enter into the Transaction Agreements (for the avoidance of doubt, other than this Agreement) and the Proxy Agreement.

Section 2.3 [reserved]

Section 2.4 Voting Agreement. Each Liberty Party shall (i) cause all Voting Securities Beneficially Owned by such Liberty Party or over which such Liberty Party otherwise has voting discretion or control to be present at any stockholder meeting at which the Cheetah Stockholder Approvals, Parent Stockholder Approval (as defined in the Merger Agreement) or the Contribution Agreement or the Contribution or any of the other transactions contemplated thereby are to be considered, either in person or by proxy, and (ii) vote, and exercise rights to consent with respect to, all such Voting Securities in favor of the Cheetah Stockholder Approvals, Parent Stockholder Approval (as defined in the Merger Agreement) and the approval and adoption of the Contribution Agreement and the Contribution and each of the other transactions contemplated thereby.

Section 2.5 Transaction Agreement Amendments. The Company and A/N shall not amend, modify or waive the terms of the Contribution Agreement (including the Transaction Term Sheet) or any Transaction Agreement prior to Closing if such amendment, modification, or waiver would have an adverse effect on Liberty. For the avoidance of doubt, it is accepted and agreed that any waiver of the conditions set forth in Sections 6.1(g), (h) and (i) and Section 6.3(c) of the Contribution Agreement shall be deemed to have an adverse effect on Liberty. Without limiting the generality of the foregoing, the Company may not consummate the Closing without having received the affirmative votes described in Section 2.1(c)(ii) without the written consent of Liberty. The Company and A/N agree that they shall not consummate the Closing if the transactions contemplated hereunder to occur simultaneously with the Closing (including the Liberty Stock Issuance) are not able to be consummated at such time (other than as a result of Liberty’s inability to consummate such transactions or breach of this Agreement).

Section 2.6 CEO and Chairman. At A/N’s request, but not a condition to closing, the parties have agreed that Mr. Rutledge will be offered to be the CEO and new Chairman of the Company with a new five-year employment agreement to be negotiated prior to the Closing. In the event that Mr. Rutledge does not agree to serve as the new Chairman then the parties will mutually agree on the appointment of a new Chairman.

ARTICLE III.

GOVERNANCE

Section 3.1 Board Size; Initial Composition. On the Closing Date:

(a) the size of the Board shall be thirteen (13) directors and the Amended and Restated Certificate of Incorporation will fix the size of the Board at thirteen (13) directors;

(b) Liberty shall cause the resignation as a Director of one or two of the Existing Liberty Directors; provided, that in the event Liberty elects to cause the resignation of two Existing Liberty Directors, Liberty will appoint a replacement for one such Existing Liberty Director in the same manner as A/N appoints its directors; provided, further, that Liberty shall identify the persons who will be Liberty Designees as of Closing prior to the filing of the definitive Proxy Statement (as defined in the Contribution Agreement); and

(c) each individual designated as an A/N Nominee by A/N (each, an “A/N Approved Designee”) shall be appointed as a Director; provided that A/N shall identify the persons who will be A/N Approved Designees prior to the filing of the definitive Proxy Statement (as defined in the Contribution Agreement).

Section 3.2 Election and Appointment.

(a) From and after the Closing, the manner of selecting nominees for election to the Board of Directors shall be as follows:

(i) Investor Nominees. In connection with each annual or special meeting of stockholders of the Company at which Directors are to be elected (each such annual or special meeting, an “Election Meeting”), each Investor Party shall have the right to designate for nomination (it being understood that such nomination may include any nomination of any incumbent Investor Director (or a Replacement) by the Board (upon the recommendation of the Nominating and Corporate Governance Committee)) a number of Investor Designees as follows, in each case subject to Section 3.8(a):

(A) three (3) Investor Designees, if such Investor Party’s Equity Interest or Voting Interest is greater than or equal to 20%;

(B) two (2) Investor Designees, if such Investor Party’s Equity Interest and Voting Interest are both less than 20% but such Investor Party’s Equity Interest or Voting Interest is greater than or equal to 15%;

(C) one (1) Investor Designee, if such Investor Party’s Equity Interest and Voting Interest are both less than 15% but such Investor Party’s Equity Interest or Voting Interest is greater than or equal to 5%; and

(D) no Investor Designees, if the Investor Party’s Equity Interest and Voting Interest are both less than 5%;

provided, that notwithstanding anything to the contrary contained herein, A/N shall be entitled to two (2) Investor Designees (if they own an Equity Interest or Voting Interest of 11% or more); and

(ii) Each of A/N and Liberty shall give written notice to the Nominating and Corporate Governance Committee of each A/N Designee or Liberty Designee, respectively, no later than the date that is sixty (60) days prior to the first anniversary of the date that the Company’s annual proxy for the prior year was first mailed to the Company’s stockholders; provided, that if either of A/N or Liberty fails to give such notice in a timely manner, then such Investor Party shall be deemed to have nominated the incumbent A/N Director(s) or Liberty Director(s), respectively, in a timely manner (unless the number of incumbent A/N Directors or Liberty Directors is less than the number of A/N Designees or Liberty Designees, respectively, the applicable Investor Party is entitled to designate pursuant to clause (i) above, in which case the Company and the applicable Investor Party shall use their respective reasonable best efforts to mutually agree on a designee or designees to satisfy the requirements of clause (i) above).

(iii) Notwithstanding anything to the contrary in this Agreement, in no event shall either Investor Party or both Investor Parties collectively have the right to designate pursuant to this Section 3.2 a number of Directors that, assuming the election or appointment, as applicable, of such designees, would result in the number of Investor Directors being equal to or greater than 50% of the total number of seats on the Board, set forth in Section 3.1(a).

(b) The candidates for any Unaffiliated Director positions to be included in management’s slate of nominees shall be selected by the Nominating and Corporate Governance Committee by vote of (i) a majority of the Unaffiliated Directors on the Nominating and Corporate Governance Committee at such time and (ii) a majority of all the Directors on the Nominating and Corporate Governance Committee at such time.

(c) Subject to Section 3.2(e), the Company and the Board of Directors, including the Nominating and Corporate Governance Committee, shall cause each Investor Designee designated in accordance with Section 3.2(a) to be included in management’s slate of nominees for election as a Director at each Election Meeting and to recommend that the Company’s stockholders vote in favor of the election of each Investor Designee.

(d) The Company shall use reasonable best efforts to, and shall use reasonable best efforts to cause the Board of Directors and the Nominating and Corporate Governance Committee to, cause the election of each Investor Designee to the Board of Directors at each Election Meeting (including supporting the Investor Designee for election in a manner no less rigorous and favorable than the manner in which the Company supports the other nominees).

(e) If any Investor Designee (i) is unable to serve as a nominee for appointment on the Closing Date or for election as a Director or to serve as a Director, for any reason, (ii) is removed (upon death, resignation or otherwise) or fails to be elected at an Election Meeting solely as a result of such Investor Designee failing to receive a majority of the votes cast, or (iii) is to be substituted by the Investor Party (with the relevant Investor Designees’ consent and resignation) for election at an Election Meeting, the Investor Party shall have the right to submit the name of a replacement for each such Investor Designee (each a “Replacement”) to the Company for its approval (such determination to be made in the sole discretion of the Company acting in good faith and consistent with the Company’s nominating and governance practices (consistently applied) in effect from time to time) and who shall, if so approved, serve as the nominee for election as Director or serve as Director in accordance with the terms of this Section 3.2. For each proposed Replacement that is not approved by the Company, the Investor Party shall have the right to submit another proposed Replacement to the Company for its approval on the same basis as set forth in the immediately preceding sentence. The Investor shall have the right to continue submitting the name of a proposed Replacement to the Company for its approval until the Company approves that a Replacement may serve as a nominee for election as Director or to serve as a Director whereupon such person is appointed as the Replacement. An Investor Designee shall, at the time of nomination and at all times thereafter until such individual’s service on the Board of Directors ceases, meet any applicable requirements or qualifications under applicable Law or applicable stock exchange rules. The Company acknowledges that, as of the date of this Agreement, to the Company’s knowledge, each of the Existing Liberty Directors meets the standards set forth above.

(f) Notwithstanding anything to the contrary in this Agreement neither the Nominating and Corporate Governance Committee, the Company nor the Board of Directors shall be under any obligation to appoint upon the Closing Date or nominate and recommend (i) a proposed Investor Designee (other than an Existing Liberty Director) if, as determined in good faith by the Unaffiliated Directors, service by such nominee as a Director would reasonably be expected to fail to meet the independence standard of any stock exchange on which the Voting Securities are listed or traded (including, for the avoidance of doubt, taking into account the position discussed in the first paragraph of IM-5605. Definition of Independence — Rule 5605(a)(2) of the Listing Rules of The Nasdaq Stock Market with respect to stock ownership by itself not precluding a finding of independence) or otherwise violate applicable Law, stock exchange rules or the Corporate Governance Guidelines of the Company (consistently applied), or (ii) an A/N Approved Designee or Existing Liberty Director if, as determined in good faith by the Unaffiliated Directors, service by such nominee as a Director would reasonably be expected to violate applicable Law or applicable stock exchange rules, and in each such case the Company shall provide the Investor Party that designated such Investor Designee with a reasonable opportunity to designate a Replacement.

(g) The Investor Party who designated any Investor Director shall promptly take all appropriate action to cause to resign from the Board, and each Liberty Party or A/N Party, as applicable, shall vote any Voting Securities then held by such Investor Party in favor of removal of an Investor Director if, as determined in good faith by the Unaffiliated Directors, service by such Investor Director as a Director would reasonably be expected to violate applicable Law or applicable stock exchange rules.

(h) From and after the Closing Date, so long as the Company is in compliance with Sections 3.2(c), and 3.4(a), subject to Section 3.7(a), each A/N Party and Liberty Party shall (i) cause all Voting Securities Beneficially Owned by any member of such Investor Party Group, or over which any member of such Investor Party Group otherwise has voting discretion or control to be present at any stockholder meeting at which Directors are elected or removed either in person or by proxy, (ii) vote, and exercise rights to consent with respect to, such Voting Securities (A) in favor of all Director nominees nominated by the Nominating and Corporate Governance Committee (including the Investor Designees), (B) against any other nominees, and (C) against the removal of any Director (including any Unaffiliated Director) if the Nominating and Corporate Governance Committee so recommends, provided, in each case, that, with respect to the Unaffiliated Directors, each member of such Investor Party Group shall instead vote, or exercise rights of consent in respect to, such Voting Securities in the same proportion as the Voting Securities that are voted or which the rights of consent with respect to such Voting Securities are exercised, by stockholders other than the A/N Parties and the Liberty Parties or (without limiting Sections 4.2 and 4.4) any group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) which includes any of the foregoing are voted or consents with respect thereto are delivered, if doing so would cause a different outcome with respect to the Unaffiliated Directors and (iii) not take, alone or in concert with other Persons, any action to remove or oppose any Unaffiliated Director or to seek to change the size or composition of the Board of Directors or otherwise seek to expand such Investor Party’s representation on the Board of Directors in a manner inconsistent with Section 3.2(a).

(i) Subject to Section 3.8, if an Investor Party falls below an Ownership Threshold specified in Section 3.2(a) (subject to the proviso included therein), then the applicable Investor Party shall, forthwith (and in any event within two (2) business days), cause such number of such Investor Party’s Investor Directors then serving on the Board to resign from the Board (such resigning Investor Directors to be selected at the nominating Investor Party’s discretion, and to be replaced by nominees chosen by the Unaffiliated Directors) as is necessary so that the remaining number of such Investor Party’s Investor Directors then serving on the Board is less than or equal to the number of Investor Designees that the Investor Party is then entitled to designate for nomination pursuant to Section 3.2(a). If any director ceases to be in office (upon death, resignation, removal or otherwise), then Liberty, A/N and the Nominating and Corporate Governance Committee, as applicable, shall use reasonable best efforts to select a replacement and to cause such replacement to be seated as promptly as practicable.

(j) The Chairman of the Board shall be Independent from each of Liberty and A/N.

Section 3.3 Voting on Matters by Board.

(a) From and after the Closing:

(i) any action of the Board other than those described in clause (ii) below shall require the approval of a majority of the full Board; and

(ii)

(A) for so long as either A/N or Liberty has a Voting Interest or Equity Interest equal to or greater than 20%, subject to the following clause (B), any Company Change of Control shall require the approval of (1) a majority of the full Board and (2) a majority of the Unaffiliated Directors; and

(B) any transaction involving either A/N and/or Liberty (or any of their respective Affiliates or Associates) and the Company, other than a Preemptive Shares Purchase or the exercise by the Company of the rights pursuant to Section 4.8, or any transaction in which A/N and/or Liberty (or any of their respective Affiliates or Associates) will be treated differently from the holders of Company Common Stock or Company Class B Common Stock, shall require the approval of (1) a majority of the Unaffiliated Directors plus (2) a majority of the directors designated by the party without such a conflicting interest; provided that the approval requirement referred to in this clause (2) shall not apply to ordinary course programming and distribution agreements and related ancillary agreements (for example, advertising and promotions) entered into on an arms’ length basis (such agreements referred to in this proviso, collectively “Specified Agreements”); and

(C) any amendment to the Amended and Restated Certificate shall require the approval of (1) a majority of the full Board and (2) a majority of the Unaffiliated Directors.

(b) Decisions of the Unaffiliated Directors shall exclude any who are not Independent of the Company, Liberty and A/N.

(c) The Amended and Restated Certificate will include Sections 3.2(a)(i) (subject to the limitations set forth in this Agreement), 3.3(a)(i), 3.3(a)(ii) and Section 3.3(b), mutatis mutandis.

Section 3.4 Committees.

(a) On the Closing Date, and subsequently in connection with each Election Meeting, the Company and the Board agree to cause the appointment of at least one A/N Designee and at least one Liberty Designee (in each case as selected by the applicable Investor Party) to each of the committees of the Board (other than any Search Committee, which is governed by Section 3.5, and other than any committee formed for the purpose of evaluating a transaction or arrangement with such Investor Party or any of its Affiliates or Associates); provided that such Investor Designee meets the independence and other requirements under applicable Law, such committee’s charter and applicable stock exchange rules for such committee; provided, further, that (without limiting any rights of the Investor Parties to have the Investor Designees sit on such committees) the Nominating and Corporate Governance Committee and the Compensation and Benefits Committee shall each have at least a majority of Unaffiliated Directors; provided, further, that, subject to Section 3.8, an Investor Party shall lose the right to have at least one Investor Designee appointed to any such committee at such time that a Threshold Breach Event has occurred with respect to such Investor Party’s Equity Interest or Voting Interest levels such that such Investor Party no longer has the right to designate at least two Investor Designees pursuant to Section 3.2. In the event the inability of an Investor Designee to serve on the Board as described in Section 3.2(e)(i) or (ii), as applicable, results in a vacancy on one of such committees, the applicable Investor Party shall have the right to submit that the Replacement proposed pursuant to Section 3.2(e) be appointed to fill such committee vacancy, subject to the provisions of this Section 3.4. In the event an Investor Designee is removed by the Board from the committee on which such Investor Designee serves, the applicable Investor Party shall have the right to submit the name of another Investor Designee to fill the committee vacancy as a result of such removal, subject to the provisions of this Section 3.4.

(b) The applicable Investor Party shall promptly take all appropriate action to cause to resign from any committee set forth in Section 3.5(a) any Investor Director if, as determined in good faith by the Unaffiliated Directors, service by such Investor Director on such committee would reasonably be expected to violate applicable Law or applicable stock exchange rules.

Section 3.5 Search Committee.

(a) In connection with (x) any search for new candidates to serve as the Chief Executive Officer or (y) nomination of a Chairman of the Board (other than the Chairman to be appointed pursuant to Section 2.6), the Board shall create a five (5)-person search committee (the “Search Committee”), which committee shall consist of:

(i) One (1) A/N Director selected by A/N until such time as A/N’s Equity Interest or Voting Interest is no longer greater than or equal to 11%;

(ii) one (1) Liberty Director selected by Liberty, until such time as Liberty’s Equity Interest or Voting Interest is no longer greater than or equal to 15%; and

(iii) Unaffiliated Directors for such remaining number of Directors (and, for the avoidance of doubt, in the event that A/N and/or Liberty does not have the right to appoint an Investor Director to the Search Committee pursuant to the prior clause (i) and/or (ii), the Unaffiliated Directors shall select one or more additional Unaffiliated Director(s) to fill such position, such that the Search Committee shall at all times consist of five (5) Directors in total);

provided, that, subject in each case to Section 3.8, in the event that a Threshold Breach Event has occurred with respect to either A/N or Liberty’s right to appoint an Investor Director to the Search Committee, then the applicable Investor Party shall, within two (2) business days of such Threshold Breach Event, cause such Investor Party’s Investor Directors then serving on the Search Committee to resign from the Search Committee and such Director shall be replaced on the Search Committee by a Director selected by the full Board and provided, further, that in the event neither A/N or Liberty is entitled to appoint an Investor Director to the Search Committee pursuant to a Threshold Breach Event, then the Search Committee shall be constituted as directed by the full Board.

(b) Any selection of a candidate or other action by the Search Committee shall require the affirmative vote of at least three (3) of the five (5) Directors on the Search Committee; provided that no Investor Director (if any) on such committee shall be entitled to cast a vote with respect to any candidate considered for a position by the Search Committee that is affiliated or otherwise associated with the Investor Party that designated such Investor Director, or with such Investor Party’s respective Affiliates (including any person that is an employee, officer, director, partner, manager, agent or other representative of such Investor Party or such Investor Party’s Affiliates), and the required approval in respect of any such candidate shall be the unanimous vote of the other Directors then serving on the Search Committee.

Section 3.6 Expenses and Fees; Indemnification. Each Investor Designee elected to the Board will be entitled to compensation (including equity compensation, provided, for the avoidance of doubt, that no equity compensation payable to an Investor Designee will be deemed to be Beneficially Owned by the Investor Party designating such Investor Designee) and other benefits consistent with the compensation and benefits paid or made available to Unaffiliated Directors, and the Company will reimburse each Investor Designee for his reasonable expenses, consistent with the Company’s policy for such reimbursement in effect from time to time, incurred attending meetings of the Board and/or any committee of the Board. The Company shall indemnify, or provide for the indemnification of, including, subject to applicable Law, any rights to the advancement of fees and expenses, the Investor Designees and provide the Investor Designees with director and officer insurance to the same extent it indemnifies and provides insurance for the non-employee members of the Board of Directors.

Section 3.7 Voting as Stockholder.

(a) Voting Cap. From and after the Closing, each Liberty Party and each A/N Party agrees (except with respect to any Excluded Matter with respect to such Investor Party) to vote, and exercise rights to consent with respect to, all Voting Securities Beneficially Owned by such Liberty Party or A/N Party, as applicable, or over which such Liberty Party or A/N Party, as applicable, otherwise has voting discretion or control that are in excess of the applicable Investor Party’s Voting Cap in the same proportion as all other votes cast with respect to the applicable matter (such proportion determined without inclusion of the votes cast by (x) the A/N Parties or the Liberty Parties, respectively (but only if A/N or Liberty, respectively, has the right to nominate one or more Directors hereunder) or (y) any other Person or group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) that Beneficially Owns Voting Securities representing 10% or more of the Total Voting Power (other than any such Person or group that reports its holdings of Company securities on a statement on Schedule 13G filed with the SEC and is not required under Section 13(d) of the Exchange Act to file a statement on Schedule 13D with the SEC in respect thereof)). The Amended and Restated Certificate of Incorporation will include this Section 3.7(a), mutatis mutandis.

(b) Consent Rights.

(i) From and after the Closing and subject to Section 3.8, for so long as an Investor Party’s Equity Interest or Voting Interest is greater than or equal to 20%, without the prior written consent of such Investor Party:

(A) the Company shall not incur Indebtedness (other than solely to refinance existing Indebtedness in an aggregate principal amount (or, if issued with original issue discount or premium, the aggregate issue price) no greater than the aggregate principal amount (or if issued with original issue discount or premium, the aggregate accreted value) of the Indebtedness being refinanced plus refinancing premium and expenses), if immediately following such incurrence the Company’s Leverage Ratio would exceed 5.0x (provided, that, in the event Liberty fails to purchase the Purchased Shares (as defined in the Investment Agreement (as defined in the Merger Agreement)) in breach of its obligations pursuant to Article I of the Investment Agreement, the Liberty Parties will not have any rights pursuant to this Section 3.7(b)(i)(A)); and

(B) the Company shall not fundamentally change the business or material investments of the Company to an extent that would constitute a significant departure from the Company’s existing business, or voluntarily liquidate, dissolve or wind-up the Company or Cheetah Holdco LLC.

(ii) From and after the Closing and subject to Section 3.8, for so long as A/N’s Equity Interest or Voting Interest is greater than or equal to 20% (or, in the case of clause (A) below, 11%), without the prior written consent of A/N:

(A) the Company shall not sell or transfer, or enter into any agreement to sell or transfer, all or a majority of the Membership Interests, or the assets underlying the Membership Interests immediately prior to Closing, within (1) the two (2)-year period following the Closing Date, if such sale or transfer would occur on a basis other than a predominantly Tax-Deferred Basis or (2) the seven (7)-year period following the Closing Date, if such sale or transfer would not occur on a predominantly Tax-Deferred Basis; and

(B) Cheetah Holdco LLC shall not issue any additional Cheetah Holdco Preferred Units or any preferred units of Cheetah Holdco LLC of any class having a liquidation preference equal or superior to that of the Cheetah Holdco Preferred Units.

(iii) For the avoidance of doubt and subject to Section 3.8, in the event that a Threshold Breach Event has occurred with respect to the consent rights of an Investor Party specified in this Section 3.7(b), such Investor Party shall no longer have such consent rights.

(c) Limitation on Company Class B Common Stock Voting Rights. The Amended and Restated Certificate will provide that, without limiting the restrictions in Sections 4.2 and 4.4, the Company Class B Common Stock will not have voting rights on any matter to the extent that any A/N Party, or any group including one or more A/N Parties, has Beneficial Ownership of more than 49.5% of the outstanding Company Common Stock. The Amended and Restated Certificate, the LLC Agreement and the Exchange Agreement will provide that the Company Class B Common Stock and Cheetah Holdco LLC Units Beneficially Owned by any A/N Party

will not be convertible into or exchangeable for Company Common Stock to the extent that such conversion or exchange would result in any A/N Party, or any group including one or more A/N Parties, having Beneficial Ownership of more than 49.5% of the outstanding Company Common Stock.

Section 3.8 Top-Up Rights.

(a) If a Threshold Breach Event occurs with respect to Liberty or A/N with respect to Sections 3.2, 3.4, 3.5 and/or 3.7(b) and such Threshold Breach Event did not result in whole or in part from a sale by a Liberty Party or A/N Party, as applicable, of Company Equity (which, for avoidance of doubt, shall not include any Permitted Transfers that do not reduce the applicable Investor Party’s Equity Interest or Voting Interest) or the Investor Party’s failure to exercise its rights pursuant to Article V, then, following the Threshold Breach Event, such Investor Party on prior written notice to the Company that it intends to restore its Equity Interest or Voting Interest to the applicable Ownership Threshold within the Initial Top Up Period, shall be entitled to defer the applicable Director’s resignation from the Board, the applicable Director’s removal or resignation from each committee of the Board of which such Director is a member, the applicable Director’s resignation from the Search Committee or the loss of consent rights, as applicable, until the date that is three months (the “Initial Top Up Period”) after the date upon which the Investor Party first fell below the applicable Ownership Threshold (the “Top-Up Right”); provided that, with respect to a Threshold Breach Event pursuant to Section 3.2, such deferral right shall not be available for more than one Director per Investor Party at any time unless the Top-Up Right arises in connection with a dilutive transaction not subject to the Preemptive Rights, or multiple dilutive transactions not subject to Preemptive Rights, each closing within a three-month period, in which case the applicable Investor Party shall be permitted to defer resignations of up to two Directors for three months following the last such dilutive transaction; provided further that to the extent that an Investor Party, or the Investor Designees, are subject to black out restrictions implemented by the Company with respect to the Company Common Stock resulting in fewer than thirty (30) trading days exempt from black out restrictions in such three-month period, then such three-month period shall be extended for up to an additional three months (the “Extension Top Up Period”), provided further, that in no event shall the Initial Top Up Period and the Extension Top Up Period together exceed six consecutive months with respect to the applicable Investor Party for a Threshold Breach Event, provided further, that both Liberty and A/N may exercise the Top-Up Right simultaneously, and provided further, notwithstanding anything to the contrary contained herein, any rights granted under this Agreement to an Investor Party which are dependent on such Investor Party having the right to select a certain number of Investor Designees shall not be lost until the expiration of any Extension Top Up Period or, if no such Extension Top Up occurs, the Initial Top Up Period, in each case, as applicable to such Investor Party for the relevant Threshold Breach Event.

(b) If an Investor Party delivers written notice to the Company pursuant to Section 3.8(a) that it intends to exercise the Top Up Right in respect of a Threshold Breach Event, in the event that (x) the Company issues New Securities in a Capital Raising Transaction or an M&A Transaction, and with respect to which Liberty may exercise the Liberty Future Preemptive Rights and/or A/N may exercise the A/N Future Preemptive Rights (it being understood that Liberty may not exercise Future Preemptive Rights unless its Equity Interest is greater than or equal to 17.01% immediately prior to the applicable dilutive transaction and without giving effect to any dilution associated with the Other Issuance Basket), such Investor Party shall not be deemed to have fallen below any Ownership Threshold during the period from the date of the applicable Capital Raising Issuance Notice or M&A Issuance Notice until the date such Liberty Future Preemptive Right or A/N Future Preemptive Right expires unexercised, or if exercised, the date of closing of such purchase, or (y) the Company issues New Securities in an Other Issuance, Liberty shall not be deemed to have fallen below any Ownership Threshold during the period from the date of the applicable Other Issuance Notice until the date such Liberty Future Preemptive Right with respect to such Other Issuance expires unexercised pursuant to Article V (or, if exercised, the closing of the purchase thereunder has occurred; provided, in the case of both clauses (x) and (y), that the exercise in full of the applicable Liberty Future Preemptive Right would enable Liberty to remain at or above the applicable Ownership Threshold) (any such event described in clause (x) or (y), a “Threshold Tolling Event”).

ARTICLE IV.

STANDSTILL, ACQUISITIONS OF SECURITIES AND TRANSFER RESTRICTIONS

Section 4.1 Limitation on Share Acquisition and Ownership.

(a) From and after the Closing, unless an exemption or waiver is otherwise approved by the Unaffiliated Directors, each A/N Party and each Liberty Party shall not, and shall use reasonable best efforts to cause its Representatives not to, directly or indirectly, acquire (through Beneficial Ownership of or otherwise) any Capital Stock (including any Cheetah Holdco Units) or other securities issued by the Company or any Subsidiary thereof that derives its value from or has voting rights in respect of (in whole or in part) any Capital Stock of the Company or any Subsidiary thereof, or any rights, options or other derivative securities or contracts or instruments to acquire such ownership that derives its value (in whole or in part) from such securities (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), in excess of the Cap.

(b) From and after the Closing, if the Company or any of its Subsidiaries repurchases, redeems or buys back any shares of Company Common Stock and following such transaction an Investor Party’s Equity Interest would exceed its Cap, such Investor Party shall participate in such transaction to the extent necessary so that such Investor Party’s Equity Interest does not exceed its Cap following such transaction, provided that the Board shall adopt resolutions exempting under Rule 16b-3 any such sale by an Investor Party to the Company required by this Section 4.1(b).

Section 4.2 Standstill. From and after the Closing, except as provided in Section 4.3, or unless otherwise approved, or an exemption or waiver is otherwise approved, by the Unaffiliated Directors, each A/N Party and each Liberty Party shall not, and shall use reasonable best efforts to cause its Representatives not to, directly or indirectly:

(a) engage in any “solicitation” of “proxies” (as such terms are defined under Regulation 14A under Exchange Act) or consents relating to the election of directors with respect to the Company, become a “participant” (as such term is defined under Regulation 14A under the Exchange Act) in any solicitation seeking to elect directors not nominated by the Board of Directors, or agree or announce an intention to vote with any Person undertaking a “solicitation”, or seek to advise or influence any Person or 13D Group with respect to the voting of any Voting Securities, in each case, with respect thereto, other than (subject to Section 4.4) with respect to the election of the Investor Designees;

(b) deposit any Voting Securities in any voting trust or similar arrangement that would prevent or materially interfere with the Investor Party’s right or ability to satisfy its obligations under this Agreement;

(c) propose any matter for submission to a vote of stockholders of the Company or call or seek to call a meeting of the stockholders of the Company;

(d) other than the A/N Proxy, grant any proxies with respect to any Voting Securities of the Company to any Person (other than to a designated representative of the Company pursuant to a proxy statement of the Company);

(e) form, join, encourage the formation of or engage in discussions relating to the formation of, or participate in a 13D Group with respect to Voting Securities of the Company;

(f) take any action, alone or in concert with others, or make any public statement not approved by the Board of Directors, in each case, to seek to control or influence the management, Board of Directors or policies of the Company or any of its Subsidiaries other than, in each case, through participation on the Board and the applicable committees pursuant to Sections 3.2 and 3.4 of this Agreement, respectively;

(g) offer or propose to acquire or agree to acquire (or request permission to do so), whether by joining or participating in a 13D Group or otherwise, Beneficial Ownership of Voting Securities in excess of the Cap, except in accordance with Section 4.1;

(h) enter into discussions, negotiations, arrangements or understandings with, or advise, assist or encourage any Person with respect to any of the actions prohibited by Section 4.1 or this Section 4.2;

(i) publicly seek or publicly request permission to do any of the foregoing, publicly request to amend or waive any provision of this Section 4.2 (including this clause (i)), or publicly make or seek permission to make any public announcement with respect to any of the foregoing;

(j) enter into any agreement, arrangement or understanding with respect to any of the foregoing; or

(k) contest the validity or enforceability of the agreements contained in Section 4.1 or this Section 4.2 or seek a release of the restrictions contained in Section 4.1 or this Section 4.2 (whether by legal action or otherwise), other than in accordance with this Agreement;

provided, however, that (i) the Company hereby waives the foregoing clause (e) (and to the extent applicable to clause (e), clause (h)) to the extent that the agreements, arrangements and understandings with and among Liberty (together with its Subsidiaries), Liberty Interactive Corporation, a Delaware corporation (“LIC”) (together with its Subsidiaries), and any third party investors acquiring shares of Liberty in connection with the TWC Transactions (collectively, “Liberty Exempt Persons”), would constitute a breach thereof (for the avoidance of doubt, such waiver shall apply to any joint venture or other partnership arrangements, proxy arrangements and similar relationships entered between or among such persons in connection with the completion of the TWC Transactions and the transaction contemplated hereby), and (ii) nothing contained in this Section 4.2 shall limit, restrict or prohibit any non-public discussions with or communications or proposals to management or the Board by the Investor Party, its controlled Affiliates or Representatives relating to any of the foregoing.

Section 4.3 Permitted Actions. The restrictions set forth in Section 4.2 shall not apply if any of the following (for the avoidance of doubt, excluding the transactions contemplated by the Merger Agreement (including the transactions contemplated by the Investment Agreement (as defined in the Merger Agreement) and the Contribution Agreement (as defined in the Merger Agreement)) and the Contribution Agreement) occurs (provided, that, in the event any matter described in any of clauses (a) through (c) of this Section 4.3 has occurred and resulted in the restrictions imposed under Section 4.2 ceasing to apply to the Investor Party, then, in the event the transaction related to such matter has not occurred within twelve (12) months of the date on which the Investor Party was released from such restrictions, then so long as such transaction is not being actively pursued at such time, the restrictions set forth in Section 4.2 shall thereafter resume and continue to apply in accordance with their terms):

(a) in the event that the Company enters into a definitive agreement for a merger, consolidation or other business combination transaction as a result of which the stockholders of the Company would own (including, but not limited to, Beneficial Ownership) Voting Securities of the resulting corporation having 50% or less of the Total Voting Power;

(b) in the event that a tender offer or exchange offer for at least 50.1% of the Capital Stock of the Company is commenced by a third person (and not involving any breach, by such Investor Party Group, of Section 4.2) which tender offer or exchange offer, if consummated, would result in a Company Change of Control, and either (1) the Unaffiliated Directors recommend that the stockholders of the Company tender their shares in response to such offer or does not recommend against the tender offer or exchange offer within ten (10) Business Days after the commencement thereof or such longer period as shall then be permitted under U.S. federal securities laws or (2) the Unaffiliated Directors later publicly recommend that the stockholders of the Company tender their shares in response to such offer; or

(c) the Company solicits from one or more Persons or enters into discussions with one or more Persons regarding, a proposal (without similarly inviting such Investor Party to make a similar proposal) with respect to a merger of, or a business combination transaction involving, the Company, in each case without similarly soliciting a proposal from the Investor Party, or the Company makes a public announcement that it is seeking to sell itself and, in such event, such announcement is made with the approval of its Board of Directors; or

(d) the Investor Party’s Equity Interest is equal to or less than 5%;

provided, however, that the Investor Parties shall not in any event be permitted to jointly make a competing proposal unless (x) Section 4.3(b) applies and (y) the Unaffiliated Directors consent to the making of such joint competing proposal.

Section 4.4 No Investor Party Group. From and after the Closing, unless otherwise approved, or an exemption or waiver is otherwise approved, by the Unaffiliated Directors, each A/N Party and each Liberty Party shall not, and shall use reasonable best efforts to cause its Representatives not to, directly or indirectly, form a 13D Group with the other Investor (other than, in the case of Liberty, with any Liberty Exempt Persons as defined in Section 4.2 to the extent set out therein) or otherwise have any arrangements or understandings concerning the Company except for the arrangements set forth in this Agreement and in the A/N Proxy (other than, in the case of Liberty, with any Liberty Exempt Persons as defined in Section 4.2 to the extent set out therein), provided that this Section 4.4 shall not prohibit the Investor Parties from making a joint competing proposal to the extent permitted by Sections 4.2 and 4.3 (including the proviso thereto). For the avoidance of doubt, this Section 4.4 shall not (i) prevent the Investor Parties from voting as stockholders of the Company as required by this Agreement, (ii) prevent Liberty from exercising the A/N Proxy in accordance therewith, (iii) prevent A/N and Liberty from taking any other actions expressly permitted hereby (including Transferring Company Equity in accordance with Section 4.6(b)(viii) or 4.6(b)(x)) or expressly provided for in the Proxy Agreement, or (iv) restrict or limit the exercise of fiduciary duties by any directors acting in its capacity as a director of the Company. A/N and Liberty hereby confirm that there are no arrangements or understandings between any A/N Parties and any Liberty Parties concerning the Company except as set forth in this Agreement or the Proxy Agreement (other than, in the case of Liberty, with any Liberty Exempt Persons as defined in Section 4.2 to the extent set out therein).

Section 4.5 Distribution Transaction. In the event Liberty desires to effect a Distribution Transaction after the Closing in which it will Transfer Voting Securities to a Qualified Distribution Transferee (which Transfer, for the avoidance of doubt, shall be deemed to occur on the date such Qualified Distribution Transferee ceases to be an Affiliate of Liberty), the Company, A/N (on behalf of itself and the A/N Parties), Liberty (on behalf of itself and the Liberty Parties) and the Qualified Distribution Transferee shall enter into an amendment to this Agreement on or prior to the date of consummation of such Distribution Transaction reasonably satisfactory to each such party to: (i) effective immediately prior to such Distribution Transaction (but subject to the consummation of the Distribution Transaction) assign all rights and obligations of Liberty under this Agreement (including its rights pursuant to Article III hereof) to the Qualified Distribution Transferee, (ii) have such Qualified Distribution Transferee agree to accept, as of immediately prior to the effective time of such Distribution Transaction (but subject to the consummation of the Distribution Transaction), such assignment of rights and agree to assume and perform all liabilities and obligations of Liberty hereunder to be performed following the effective time of such Distribution Transaction, (iii) effective immediately prior to such Distribution Transaction (but subject to the consummation of the Distribution Transaction) substitute such Qualified Distribution Transferee for Liberty for all purposes under this Agreement and (iv) provide for (x) a representation from Liberty that such amendment is being entered into in connection with a Distribution Transaction involving the Qualified Distribution Transferee pursuant to Section 4.5 of this Agreement, (y) Liberty’s acknowledgement that it shall not be entitled to any benefits under this Agreement following such Distribution Transaction (including, for the avoidance of doubt, any benefits to Liberty prior to such Distribution Transaction arising from Section 4.5), and (z) Liberty’s acknowledgement that the Company shall not be subject to any liability to Liberty under this Agreement following such Distribution Transaction (except for any liability arising from any breach of this Agreement by the Company or relating to any actions or events occurring, in each case, on or prior to the date of the Distribution Transaction). For the avoidance of doubt, in no event can (i) Liberty effect more than one Distribution Transaction and (ii) more than one Qualified Distribution Transferee be Liberty, in each case, at any one time.

Section 4.6 Transfer Restrictions.

(a) Except pursuant to Section 4.5 or as expressly permitted by this Section 4.6, from and after the Closing, no A/N Party or Liberty Party shall Transfer any Company Equity to any other Person, and any purported Transfer in violation of this Section 4.6 shall be null and void ab initio. No shares of Company Class B Common Stock may be Transferred other than as required by the Amended and Restated Certificate.

(b) The following Transfers of Company Common Stock and Cheetah Holdco Preferred Units and, solely to the extent of Transfers among the A/N Parties pursuant to clause (viii) below, Cheetah Holdco Class B Common Units are permitted:

(i) Transfers pursuant to a widely-distributed underwritten public offering pursuant to the Registration Rights Agreement;

(ii) offerings or sales pursuant to Rule 144;

(iii) sales in a block, or series of related blocks, to Persons (other than the Investor Parties and any of their respective Affiliates) that, as of the close of business not more than two Business Days prior to such sale, to the knowledge of the Transferring Investor Party after reasonable inquiry, (A) would not Beneficially Own after giving effect to such sale 5% or more of the outstanding Company Common Stock on a Fully Exchanged Basis (which requirement shall be deemed satisfied, without limitation as to other methods of satisfaction, by a review of ownership data regarding Company Equity as presented by Bloomberg at the fund family level), (B) prior to such sale, have not publicly disclosed an “attributable interest” in the Company as defined in applicable FCC regulations and would not have an “attributable interest” after giving effect to such sale (which requirement shall be deemed satisfied, without limitation as to other methods of satisfaction, by an oral or written confirmation of the same by such Person), and (C) whose predominant business, either directly or through their publicly disclosed Affiliates (excluding any pension funds, endowments, financial institutions, investment funds and other institutional investors that may be deemed “Affiliates” for such purpose), is not the provision of satellite cable programming (as defined under applicable FCC regulations) (which requirement shall be deemed satisfied, without limitation as to other methods of satisfaction, by an oral or written confirmation of the same by such Person) (any such person prohibited from acquiring Company Equity or other securities under clause (A), clause (B) and/or clause (C), a “Prohibited Person”);

(iv) sales (A) by Liberty to A/N or any A/N Party, or (B) by A/N to Liberty or any Liberty Party (subject to (x) the Cap and, if applicable, to the Company’s rights pursuant to Section 4.8 and (y) the Transferee entering into an A/N Assumption Instrument or Liberty Assumption Agreement, as applicable); provided, that any such sale shall be at an effective price per share which does not exceed the average VWAPs for the two (2) Trading Days immediately prior to the earliest of execution of an agreement or term sheet with respect to any such proposed sale or the public announcement thereof;

(v) Transfers approved by a majority of Unaffiliated Directors;

(vi) Transfers approved by the holders of a majority of voting power of the outstanding Voting Securities, excluding any holders of Voting Securities who are affiliated with an Investor Party;

(vii) sales pursuant to a tender offer for all of the outstanding Company Common Stock on a Fully Exchanged Basis;

(viii) (A) Transfers among the A/N Parties subject to the Transferee entering into an A/N Assumption Instrument or (B) Transfers among the Liberty Parties subject to the Transferee entering into a Liberty Assumption Instrument;

(ix) in the case of Liberty, as to all of their Company Common Stock, and, in the case of A/N, as to 50% of their Company Common Stock (the “A/N Max”), (x) any sale of exchangeable notes, debentures or similar securities that reference a number of notional shares of Company Common Stock; provided such securities are sold in a widely-distributed offering (including a Rule 144A offering or an underwritten offering effected pursuant to the Registration Rights Agreement ), and (y) sales or other dispositions of Company Common Stock pursuant to any put, call or exchange feature of the securities sold in any such offering; and

(x) in the case of Liberty, the exercise of its right of first refusal pursuant to Section 3 of the Proxy Agreement.

(c) Each of Liberty and, to the extent of 50% of its Company Equity, A/N shall be permitted to pledge shares of Company Common Stock and, in the case of A/N only, Cheetah Holdco Units in respect of a purpose (margin) or non-purpose loan (a “Stand Alone Margin Loan”). Any pledge of additional shares of Company Common Stock or, in the case of A/N only, additional Cheetah Holdco Units to satisfy a subsequent margin call under a Stand Alone Margin Loan shall be deemed to be in compliance with this Section 4.6(c). Any Stand Alone Margin Loan entered into by Liberty or A/N shall be with one or more financial institutions, on customary market terms (including as to collateral) for a transaction of the kind, and nothing contained in this Agreement shall prohibit or otherwise restrict the ability of any lender (or its securities’ affiliate) or collateral agent to foreclose upon and sell, dispose of or otherwise Transfer shares of Company Common Stock or other securities pledged to secure the obligations of the borrower following an event of default under a Stand Alone Margin Loan; provided, that each Stand Alone Margin Loan and related security agreements shall contain collateral remedy provisions that are no more favorable to lenders than those contained in the Existing Margin Loans and related security agreements; provided, further, that any security agreement relating to any Cheetah Holdco Units pledged by A/N in connection with a Stand Alone Margin Loan shall provide that any foreclosure by the lenders under such Stand Alone Margin Loan shall be deemed to trigger an automatic exchange of such pledged Cheetah Holdco Units into shares of Company Common Stock, it being understood, for the avoidance of doubt, that such lenders shall only be entitled to receive in such foreclosure shares of Company Common Stock and not any Cheetah Holdco Units. For the avoidance of doubt, the parties acknowledge and agree that the Existing Margin Loans and pledge of Company Common Stock thereunder in accordance herewith (and any subsequent foreclosure on and Transfer by the lender of the pledged securities in accordance therewith) constitute permissible Transfers by Liberty or A/N, as the case may be, under this Section 4.6(c) and that the terms thereof are customary for a transaction of that kind.

(d) Each of Liberty and, to the extent of 50% of its Company Equity, A/N shall be permitted to enter into derivative transactions with linked financing (each, an “Equity Linked Financing”) with respect to (x) the shares of Company Common Stock Beneficially Owned by the Liberty Parties or the A/N Parties, as the case may be, and (y) in the case of A/N only, its Cheetah Holdco Units, in each case with one or more bona fide counterparties that enter into such transactions in the ordinary course of their businesses; provided that (i) Liberty or A/N, as the case may be, shall require each of its counterparties to take reasonable commercial measures to prevent any hedge established by such counterparty, effected by means other than brokers’ transactions executed on a securities exchange using an automated matching system or electronic order book in which such counterparty has no knowledge of the ultimate purchaser, from resulting in the sale of Company Common Stock or Cheetah Holdco Units to a person known by such counterparty to be a Prohibited Person (other than Liberty or A/N (subject to compliance with the Cap and the pricing restrictions described in the proviso to Section 4.6(b)(iv))). For the avoidance of doubt, each of Liberty and A/N shall be permitted to effect stock loans of its shares of Company Common Stock and, in the case of A/N only, its Cheetah Holdco Units in support of an Equity Linked Financing. The terms of any pledge in connection with an Equity Linked Financing shall be no more favorable to the lenders than those contained in the Existing Margin Loans and related security agreements. Any pledge of Cheetah Holdco Units by A/N in connection with an Equity Linked Financing shall provide that any foreclosure by the counterparties under such Equity Linked Financing shall be deemed to trigger an automatic exchange of such pledged Cheetah Holdco Units into shares of Company Common Stock, it being understood, for the avoidance of doubt, that such counterparties shall only be entitled to receive in such foreclosure shares of Company Common Stock and not any Cheetah Holdco Units.

(e) Each of Liberty and, to the extent of the A/N Max, A/N shall be permitted to sell exchangeable notes, debentures or similar securities referencing up to the number of shares of Company Common Stock Beneficially Owned by Liberty or A/N, as the case may be, at the time of such sale; provided, securities are sold pursuant to an offering that complies with Section 4.6(b)(ix).

(f) [reserved].

(g) Any waiver of the provisions of this Section 4.6 to permit a Transfer by an Investor Party shall require the approval of the Company (by the affirmative vote of a majority of the Unaffiliated Directors) and the non-Transferring Investor Party (which will be deemed given in the event that the non-Transferring Investor Party is a party to such transaction).

(h) No pledgee or counterparty nor any transferee of any Investor Party shall have any of the rights described in this Agreement. No Investor Party may directly or indirectly Transfer any of its rights under this Agreement to any third Person (other than a Qualified Distribution Transferee pursuant to Section 4.5).

(i) Any Transfer by A/N of Cheetah Holdco Preferred Units shall be subject to the following additional conditions: (x) such Transfer shall not cause Cheetah Holdco LLC to be treated as a publicly traded partnership for federal Tax purposes, and (y) shall be contingent on the Company obtaining an opinion of its counsel to such effect.

(j) [reserved].

(k) In the event of a Company Change of Control approved in accordance with Section 3.3(a)(ii)(A), the A/N Parties shall exchange their Cheetah Holdco Units for Company Common Stock to the extent that such exchange is contemplated by the terms of such Company Change of Control.

Section 4.7 Rights Plan. The Company and the Board shall not adopt any shareholder rights plan (as such term is commonly understood in connection with corporate transactions) (a “Rights Plan”) unless such plan by its terms exempts or, at the time of adoption of such plan the Company and the Board take action reasonably necessary to exempt, any accumulation of Capital Stock by an Investor Party or a Qualified Distribution Transferee pursuant to a Distribution Transaction in compliance with Section 4.5 up to and including an Investor Party’s Equity Interest that is less than or equal to the Cap, provided that this restriction shall cease to apply with respect to an Investor Party upon the Permanent Reduction of such Investor Party’s Equity Interest below 15% (or 11% in the case of A/N). In connection with the Closing, the Certificate of Incorporation shall be amended to provide that any decision with respect to a Rights Plan, including whether to implement a Rights Plan, shall (subject to this Section 4.7) be made by a majority of the Unaffiliated Directors.

Section 4.8 Rights with Respect to Cheetah Holdco Preferred Units. The Company shall have the right to purchase Cheetah Holdco Preferred Units in connection with a potential Transfer thereof on the terms set forth in the Transaction Term Sheet.

Section 4.9 Acquisition Relating to ROFR Shares. In the event that Liberty elects to acquire Subject Shares pursuant to Section 3 of the Proxy Agreement and the cash-out option pursuant to the LLC Agreement and the Exchange Agreement is exercised with respect thereto, then, in substitution for and satisfaction of A/N’s obligation to deliver such Subject Shares to Liberty in accordance with the Proxy Agreement, the Company will issue and deliver to Liberty and Liberty will purchase from the Company a number of shares of newly issued Company Common Stock equal to the number of Subject Shares that Liberty had elected to acquire, at a purchase price equal to the VWAP Price per share, payable in cash on a closing date determined in accordance with the Proxy Agreement. Upon delivery of such shares of Company Common Stock, the Company shall be deemed to represent and warrant to Liberty that (i) the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to issue such shares; and (ii) such shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable.

ARTICLE V.

PREEMPTIVE RIGHTS

Section 5.1 Capital Raising Preemptive Rights.

(a) After the Closing, if the Company proposes to issue any Equity Securities (the “New Securities”) in a Capital Raising Transaction, each Investor Party, for so long as such Investor Party’s Equity Interest is equal to or greater than 10% (as determined immediately prior to such issuance and without giving effect to any issuance that has accrued towards the Other Issuance Basket), shall have the right to purchase, in whole or in part, a number of New Securities equal to its Pro Rata Portion with respect to such issuance at an all-cash purchase price per New Security equal to the Exercise Price in accordance with this Article V (the “Capital Raising Preemptive Right”).

(b) The Company shall give written notice (a “Capital Raising Issuance Notice”) to each Investor Party of any proposed issuance described in Section 5.1(a) no later than three (3) Business Days prior to the launch of the offering (or, if the Company has determined to launch such an offering within less than three Business Days, as promptly as practicable after the Company has determined to pursue such offering, but no later than one Business Day prior to such launch). The Capital Raising Issuance Notice shall set forth the material terms and conditions of the proposed issuance, including:

(i) the number (which number shall not, except to the extent otherwise specified in such notice, be increased by the amount of New Securities to be purchased by the Investor Parties pursuant to the exercise of their Capital Raising Preemptive Rights) or, if such number has not yet been determined, the basis on which the Pro Rata Portion will be determined and description of the New Securities to be issued and the Pro Rata Portion of the applicable Investor Party;

(ii) the anticipated date or range of dates of the issuance;

(iii) the cash purchase price per New Security; and

(iv) the anticipated Exercise Price.

(c) An Investor Party’s Capital Raising Preemptive Right shall be exercisable by delivery of written notice to the Company no later than the second (2nd) Business Day prior to the settlement date of such Capital Raising Transaction, specifying the number of New Securities to be purchased by such Investor Party (such number to be less than or equal to its Pro Rata Portion). The closing of such purchase by an Investor Party shall be consummated concurrently with the consummation of the Capital Raising Transaction, subject only to (i) the consummation of the Capital Raising Transaction and (ii) the satisfaction or waiver by such Investor Party of the conditions set forth in Section 5.4(b).

Section 5.2 Future Preemptive Rights.

(a) After the Closing to and including the fifth (5th) anniversary thereof, if the Company proposes to issue any New Securities (other than in a Capital Raising Transaction and other than any issuance pursuant to the exercise, conversion or exchange of any Equity Securities the issuance of which previously gave rise to a preemptive right under this Article V):

(i) so long as Liberty’s Equity Interest is equal to or greater than 17.01% (as determined immediately prior to such issuance, and without giving effect to any issuance that has accrued towards the Other Issuance Basket or any pending preemptive right arising from a Capital Raising Transaction or an M&A Transaction, in each case, that has been consummated), Liberty shall have the right to purchase, in whole or in part, a number of New Securities equal to the lesser of (A) its Pro Rata Portion with respect to such issuance and (B) the number of New Securities that, after giving effect to such issuance, shall result in a Liberty Equity Interest of 25.01% (such amount, the “Liberty Portion”), provided, that if the applicable New Securities are not comprised of shares of Company Common Stock, the Liberty Portion shall be adjusted to ensure that Liberty shall be entitled to acquire a sufficient amount of New Securities such that Liberty will have Voting Interest of 25.01% after giving effect to the exercise of the Liberty Future Preemptive Right), in each case, at an all-cash purchase price per New Security equal to the Exercise Price in accordance with this Article V (the “Liberty Future Preemptive Right”); and

(ii) so long as A/N’s Equity Interest is equal to or greater than 10% (as determined immediately prior to such issuance), A/N shall have the right to purchase, in whole or in part, a number of New Securities equal to the product of (A) the Liberty Exercise Ratio and (B) the lesser of (I) its Pro Rata Portion with respect to such issuance and (II) the number of New Securities that, after giving effect to such issuance, shall result in an A/N Equity Interest of 25.01% (such amount, the “A/N Portion”), in each case at an all-cash purchase price per New Security equal to the Exercise Price in accordance with this Article V (the “A/N Future Preemptive Right”).

(b) The Company shall give written notice (an “M&A Issuance Notice”) of any proposed issuance pursuant to a proposed M&A Transaction no later than five (5) Business Days prior to the signing of such M&A Transaction (or if such notice period is not reasonably possible under the circumstances, such prior written notice as is reasonably possible). The M&A Issuance Notice shall set forth:

(i) the number (or formula for determining such number) and description of the New Securities proposed to be issued pursuant to such M&A Transaction (not including any New Securities to be issued pursuant to the exercise of the Liberty Future Preemptive Right or the A/N Future Preemptive Right), if known; and

(ii) the anticipated Exercise Price.

(c) The Liberty Future Preemptive Right and the A/N Future Preemptive Right in connection with an M&A Transaction shall be exercisable by delivery of written notice by Liberty or A/N, as applicable, to the Company no later than the later of the signing date of such M&A Transaction and five (5) days following the date the M&A Issuance Notice is sent, specifying the number of New Securities to be purchased by Liberty or A/N, as applicable; provided, that in no event shall Liberty be permitted to purchase more than the Liberty Portion or shall A/N be permitted to purchase more than the A/N Portion. The closing of such purchase by an Investor Party shall be consummated concurrently with the consummation of the M&A Transaction, subject only to (i) the consummation of the M&A Transaction and (ii) the satisfaction or waiver by such Investor Party of the conditions set forth in Section 5.4(b).

(d) The Company shall give notice (an “Other Issuance Notice”) of Other Issuances on each of (w) the date that the Company issues New Securities in an Other Issuance if such issuance, together with any prior Other Issuances with respect to which the Liberty Future Preemptive Right and the A/N Preemptive Right have not previously become exercisable, exceed one percent (1%) of the total number of shares of Company Common Stock outstanding on a Fully Exchanged Basis and fully diluted basis (all Other Issuances as to which no Preemptive Share Purchase has yet been exercised, the “Other Issuance Basket”), (x) the tenth (10th) trading day prior to the record date for any meeting of stockholders of the Company, (y) the six-month anniversary of each record date for the Company’s annual meeting of stockholders and (z) any other date specified by the Unaffiliated Directors (each such date, an “Other Issuance Notice Date”). The Other Issuance Notice shall set forth:

(i) the number and description of New Securities issued in the Other Issuances subject to such Other Issuance Notice (not including any New Securities to be issued pursuant to the exercise of the Liberty Future Preemptive Right or the A/N Future Preemptive Right); and

(ii) the anticipated Exercise Price.

(e) The Liberty Future Preemptive Rights and the A/N Future Preemptive Rights in connection with any Other Issuance shall be exercisable by delivery of written notice by Liberty or A/N, as applicable, to the Company no later than five (5) Business Days following the date the applicable Other Issuance Notice is sent, specifying the number of New Securities to be purchased by Liberty or A/N, as applicable; provided, that in no event shall Liberty be permitted to purchase more than the Liberty Portion or shall A/N be permitted to purchase more than the A/N Portion. The closing of any such purchase by an Investor Party shall be consummated five (5) Business Days following the delivery of such written notice to the Company, subject only to the satisfaction or waiver by such Investor Party of the conditions set forth in Section 5.4(b).

(f) Notwithstanding anything to the contrary in this Agreement, (i) for so long as the A/N Proxy is in effect, A/N may not exercise the A/N Future Preemptive Right to the extent that such exercise would cause Liberty’s Equity Interest to fall below 17.01%; and (ii) following termination or expiration of the A/N Proxy, A/N may not exercise the A/N Future Preemptive Right to the extent that such exercise would cause Liberty’s Voting Interest to fall below 25.01%; provided, however, that the restrictions in clause (i) and (ii) on the exercise of the A/N Future Preemptive Right shall not limit A/N’s ability to keep its Equity Interest above the highest Ownership Threshold in Section 3.2 that A/N exceeded immediately prior to the applicable issuance of New Securities.

Section 5.3 Section 16b-3. So long as an Investor Party has the right to designate an Investor Director, the Board shall take such action as is necessary to cause the exemption of the Liberty Stock Issuance and the Preemptive Share Purchase by such Investor Party, as applicable, from the liability provisions of Section 16(b) of the Exchange Act (“Section 16(b)”) pursuant to Rule 16b-3 (each, a “Section 16 Exemption”); provided that Liberty or A/N, as applicable, shall disgorge to the Company any profit from an otherwise non-exempt “sale” (for purposes of Section 16(b)) within six (6) months of the date of the Liberty Stock Issuance or any Preemptive Share Purchase, other than actual or deemed “sales” as a result of (i) the entry into an Equity Linked Financing or other derivative transaction (such as forwards, collars, and exchangeable debentures, notes or similar securities) permitted hereby, (ii) an extraordinary transaction approved by the Company’s stockholders or which results by operation of law (such as a merger, consolidation, reclassification or recapitalization), or (iii) tendering or exchanging in a tender or exchange offer that is not opposed by the Board and approved as a Company Change of Control pursuant to Section 3.3(a)(ii)(A), provided that such exemption shall not cover any actual sale of shares (in the case of clause (i)) or any transaction intended to hedge the market risk in connection with such Investor Party’s preemptive rights (in the case of each of clauses (i), (ii) or (iii)).

Section 5.4 Matters as to Preemptive Rights.

(a) Upon (x) the date hereof and the date of the closing of the Liberty Stock Issuance, with respect to the Initial Tranche Purchase and (y) the date of any Capital Raise Issuance Notice, M&A Issuance Notice or Other Issuance Notice, as applicable, and the date of the applicable Preemptive Share Purchase by an Investor Party, as applicable, the Company shall be deemed to represent and warrant to the Purchasing Investor Party, as of such date, that (i) the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to consummate the Preemptive Share Purchase; (ii) the Board has granted the Section 16 Exemption with respect to the acquisition of the New Securities by Liberty or A/N, as applicable, in connection with the Liberty Stock Issuance or the Preemptive Share Purchase, as applicable; (iii) the New Securities to be issued to Liberty or A/N, as applicable, in connection with the Liberty Stock Issuance or the Preemptive Share Purchase, as applicable, have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable; and (iv) solely with respect to clause (x) above, but except to the extent disclosed to the applicable Investor Party in writing at or prior to such date, the Company has timely filed all reports required to be filed by the Company, during the twelve (12) months immediately preceding the date of this representation, under the Exchange Act, and as of their respective filing dates, each of such filings complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and, at the time filed, none of such filings contained as of such date any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and when filed with the SEC, the financial statements included such filings were prepared in accordance with U.S. GAAP consistently applied (except as may be indicated therein or in the notes or schedules thereto), and such financial statements fairly present the consolidated financial position of the Company and its consolidated cash flows for the periods then ended, subject, in the case of unaudited interim financial statements, to normal, recurring year-end audit adjustments. With respect to any Preemptive Share Purchase arising from a Liberty Future Preemptive Right or A/N Future Preemptive Right, in lieu of providing the representation set forth in clause (iv) above, the Company will instead be deemed to have provided to the applicable Investor Party the corresponding representation (subject to any qualifications or exceptions thereto included therein, including any disclosures schedules related thereto) made to the third party in the transaction giving rise to such preemptive right, if any. The Investor Party’s remedies for any breach of the representation set forth in clause (iv) above with respect to clause (x) above, or of any corresponding representation that is deemed made pursuant to the preceding sentence with respect to any Preemptive Share Purchase, shall be limited to the remedies provided to A/N in the Contribution Agreement or to the applicable third party, respectively, with respect to any breaches of the applicable representation (on a proportionate basis to give effect to the number of shares covered by the applicable transaction compared to the number of shares acquired by the Investor Party). Upon the exercise of the Capital Raising Preemptive Rights, the Liberty Future Preemptive Right or the A/N Future Preemptive Right (and by Liberty’s agreement in respect of the Initial Tranche Purchase pursuant to Section 2.1(a)), as applicable, the applicable Investor Party shall be deemed to represent and warrant to the Company, as of the date of such exercise (and as of the date hereof in respect of the First Tranche Purchase) and as of the date of the consummation of the applicable issuance to such Investor Party, (i) that all of the representations and warranties made by such Investor Party in Section 6.2 or 6.3, as applicable, are true and correct, and (ii) that such Investor Party has performed all of its obligations hereunder. Each party to any purchase pursuant to Section 5.4(b) agrees to use its reasonable best efforts to cause the conditions to such closing to be satisfied.

(b) Subject to Sections 2.1(c), 5.1(c) and 5.2(c), the closing of the Liberty Stock Issuance and the Preemptive Share Purchase Closing shall take place at such time and as such place as the applicable parties mutually agree. The obligations of A/N and Liberty, as applicable, to consummate the Liberty Stock Issuance pursuant to Section 2.1 or the Preemptive Share Purchase pursuant to Section 5.1 or 5.2, as applicable, shall be subject to the following conditions:

(i) Any applicable waiting period (or extensions thereof) under the HSR Act applicable to the Liberty Stock Issuance or Preemptive Share Purchase, as applicable, shall have expired or been terminated;

(ii) No Law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the Liberty Stock Issuance or Preemptive Share Purchase, as applicable, by this Agreement is in effect; and

(iii) Since the date of this Agreement (in the case of the Liberty Stock Issuance) or the date of exercise of the Preemptive Rights Purchase, as applicable, no Company Material Adverse Effect shall have occurred;

provided, that, the Company shall deliver an officer’s certificate at the applicable of the closing of the Liberty Stock Issuance and each Preemptive Share Purchase Closing to the applicable Investor Party certifying that the representations deemed made by the Company at such closing are true and correct in all respects (other than as to clause (iv) above which shall be true and correct in all material respects) and that the condition set forth in clause (iii) above has been satisfied (or, if any such representation is inaccurate or such condition has not been satisfied, a reasonably detailed description as to the reasons for such inaccuracy or the failure of the condition shall be included in such certificate), and the applicable Investor Party shall deliver an officer’s certificate at the applicable of the closing of the Liberty Stock Issuance and each Preemptive Share Purchase Closing to the Company certifying that the representations made by such Investor Party at such closing are true and correct in all material respects and that the condition set forth in clause (i) above has been satisfied (or, if any such representation is inaccurate or such condition has not been satisfied, a reasonably detailed description as to the reasons for such inaccuracy or the failure of the condition shall be included in such certificate). For the avoidance of doubt, if any conditions set forth in this Section 5.4(b) are not satisfied, the applicable Investor Party shall have no obligation to complete the Liberty Stock Issuance or any Preemptive Share Purchase Closing, as the case may be.

(c) For the avoidance of doubt, (i) the rights of Liberty and A/N pursuant to Section 2.1 and this Article V shall not be assignable either directly or indirectly (other than to a Qualified Distribution Transferee), (ii) the Preemptive Share Purchase rights shall not apply in respect of the issuances pursuant to the Contribution Agreement at the Closing and (iii) Liberty shall not have any preemptive rights with respect to the Proxy Shares.

(d) In the event the closing of any purchase pursuant to Section 5.4(b) does not occur as a result of the failure of the condition specified in Section 5.4(b)(i), then provided that Liberty or A/N, as applicable, is continuing to use its reasonable best efforts to cause such condition to be satisfied, the closing of such purchase may, at the election of the purchasing party, be extended for a maximum of ninety (90) calendar days after the specified date of closing herein.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES

Section 6.1 Representations and Warranties of the Company. The Company represents and warrants to Liberty and to A/N that:

(a) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder;

(b) the execution, delivery and performance of this Agreement by the Company has been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby;

(c) this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, and, assuming this Agreement constitutes a valid and binding obligation of Liberty and A/N, is enforceable against the Company in accordance with its terms; and

(d) none of the execution, delivery or performance of this Agreement by the Company constitutes a breach or violation of or conflicts with the Company’s amended and restated certificate of incorporation or amended and restated bylaws.

Section 6.2 Representations and Warranties of Liberty. Liberty represents and warrants to the Company and to A/N that:

(a) it is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out his or its obligations hereunder;

(b) the execution, delivery and performance of this Agreement by Liberty and the consummation by Liberty of the transactions contemplated under the Contribution Agreement have been duly authorized by all necessary action on the part of Liberty and no other corporate proceedings on the part of Liberty are necessary to authorize this Agreement or any of the transactions contemplated under the Contribution Agreement;

(c) this Agreement has been duly executed and delivered by Liberty and constitutes a valid and binding obligation of Liberty, and, assuming this Agreement constitutes a valid and binding obligation of the Company and A/N, is enforceable against Liberty in accordance with its terms;

(d) none of the execution, delivery or performance of this Agreement by Liberty constitutes a breach or violation of or conflicts with its restated certificate of incorporation or bylaws; and

(e) Liberty is acquiring Equity Securities pursuant to the First Tranche Purchase, the Capital Raising Preemptive Right or the Liberty Future Preemptive Rights, as applicable (any Company Equity so acquired, the “Liberty Interests”), for Liberty’s own account as principal, for investment purposes only. Liberty is not acquiring any Liberty Interests with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and Liberty is not acquiring any Liberty Interests on behalf of any undisclosed principal or affiliate. Liberty is an “accredited investor” as defined in Rule 501(a) under the Securities Act. Liberty shall furnish any additional information requested by the Company to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Liberty Interests. Liberty understands that the Liberty Interests have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Liberty and of the other representations made by Liberty in this Agreement. Liberty has such knowledge, skill and experience in business, financial and investment matters that Liberty is capable of evaluating the merits and risks of an investment in Liberty Interests. Liberty has been given the opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of the offering and other matters pertaining to this investment, has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information provided to Liberty in order for Liberty to evaluate the merits and risks of a purchase of Liberty Interests and has not relied in connection with this purchase upon any representations, warranties or agreements of the Company other than those expressly set forth in this Agreement. With the assistance of Liberty’s own professional advisors, to the extent that Liberty has deemed appropriate, Liberty has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in Liberty Interests and the consequences of this Agreement. In deciding to purchase Liberty Interests, Liberty is not relying on the advice or recommendations of the Company and Liberty has made its own independent decision that the investment in the Liberty Interests is suitable and appropriate for Liberty.

Section 6.3 Representations and Warranties of A/N. A/N represents and warrants to the Company and to Liberty that:

(a) it is a general partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite entity power and authority to enter into this Agreement and to carry out his or its obligations hereunder;

(b) the execution, delivery and performance of this Agreement by A/N and the consummation by A/N of the transactions contemplated under the Contribution Agreement have been duly authorized by all necessary action on the part of A/N and no other proceedings on the part of A/N are necessary to authorize this Agreement or any of the transactions contemplated under the Contribution Agreement;

(c) this Agreement has been duly executed and delivered by A/N and constitutes a valid and binding obligation of A/N, and, assuming this Agreement constitutes a valid and binding obligation of the Company and Liberty, is enforceable against A/N in accordance with its terms;

(d) none of the execution, delivery or performance of this Agreement by A/N constitutes a breach or violation of or conflicts with its partnership agreement; and

(e) A/N is acquiring New Securities pursuant to the Capital Raising Preemptive Right or the A/N Future Preemptive Rights, as applicable (any Company Equity so acquired, the “A/N Interests”), for A/N’s own account as principal, for investment purposes only. A/N is not acquiring any A/N Interests with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and A/N is not acquiring any A/N Interests on behalf of any undisclosed principal or affiliate. A/N is an “accredited investor” as defined in Rule 501(a) under the Securities Act. A/N shall furnish any additional information requested by the Company to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the A/N Interests. A/N understands that the A/N Interests have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of A/N and of the other representations made by A/N in this Agreement. A/N has such knowledge, skill and experience in business, financial and investment matters that A/N is capable of evaluating the merits and risks of an investment in A/N Interests. A/N has been given the opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of the offering and other matters pertaining to this investment, has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information provided to A/N in order for A/N to evaluate the merits and risks of a purchase of and has not relied in connection with this purchase upon any representations, warranties or agreements of the Company other than those expressly set forth in this Agreement. With the assistance of A/N’s own professional advisors, to the extent that A/N has deemed appropriate, A/N has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in A/N Interests and the consequences of this Agreement. In deciding to purchase A/N Interests, A/N is not relying on the advice or recommendations of the Company and A/N has made its own independent decision that the investment in the A/N Interests is suitable and appropriate for A/N.

ARTICLE VII.

TERMINATION

Section 7.1 Termination. Except as provided in Sections 7.2 or 7.3 and other than the termination provisions applicable to particular Sections of this Agreement that are specifically provided elsewhere in this Agreement, this Agreement shall terminate:

(a) in its entirety, with the mutual written agreement of the Company and each Investor Party;

(b) with respect to an Investor Party, upon written notice by such Investor Party to the other parties hereto, upon a material breach by the Company of any of the Company’s representations or warranties in Article VI or any of its covenants or agreements contained herein with respect to such Investor Party, provided that such breach shall not have been cured within ten (10) Business Days after written notice thereof shall have been received by the Company; and provided further that other than with respect to an intentional breach, such ten (10) Business Day period shall be tolled for so long as (i) the Company is making reasonably diligent efforts to cure such breach (provided that the period during which such termination right is tolled shall not exceed a total of thirty (30) Business Days unless (x) such breach is not curable by the end of such 30 Business Day period and (y) before the end of such 30 Business Day period the Company obtains a determination from a court of competent jurisdiction that the Company is making reasonably diligent efforts to cure such breach or other equitable relief providing for such tolling, in which case the tolling shall continue for so long as the court may determine up to a maximum of ninety (90) days) or (ii) the Company is contesting such alleged breach in good faith and has obtained temporary or preliminary relief from a court of competent jurisdiction within thirty (30) Business Days (provided, that to the extent such temporary or preliminary relief is lifted, this Agreement shall be immediately terminable by such Investor Party);

(c) with respect to an Investor Party, upon written notice by the Company to such Investor Party, upon a material breach by such Investor Party of any of such Investor Party’s representations, warranties, covenants or agreements contained herein, provided that such breach shall not have been cured within ten (10) Business Days after written notice thereof shall have been received by such Investor Party; and provided further that other than with respect to an intentional breach, such ten (10) Business Day period shall be tolled for so long as (i) the Investor Party is making reasonably diligent efforts to cure such breach (provided that the period during which such termination right is tolled shall not exceed a total of thirty (30) Business Days unless (x) such breach is not curable by the end of such thirty (30) Business Day period and (y) before the end of such thirty (30) Business Day period the Investor Party obtains a determination from a court of competent jurisdiction that the Investor Party is making reasonably diligent efforts to cure such breach or other equitable relief providing for such tolling, in which case the tolling shall continue for so long as the court may determine up to a maximum of ninety (90) days) or (ii) the Investor Party is contesting such alleged breach in good faith and has obtained temporary or preliminary relief from a court of competent jurisdiction within thirty (30) Business Days (provided, that to the extent such temporary or preliminary relief is lifted, this Agreement shall be immediately terminable by the Company);

(d) with respect to an Investor Party, upon such Investor Party having an Equity Interest of less than 5%;

(e) in its entirety, upon termination of the Contribution Agreement in accordance with its terms prior to Closing; or

(f) [reserved]

(g) with respect to Liberty, upon a Liberty Change of Control.

Section 7.2 Effect of Termination; Survival. In the event of any termination of this Agreement pursuant to Section 7.1, there shall be no further liability or obligation hereunder on the part of any party hereto as to whom the termination is effective, and this Agreement (other than Sections 8.6, 8.7, 8.11 and 8.12) shall thereafter be null and void as to such party; provided, that in the event this Agreement is terminated pursuant to (i) Section 7.1(b), then all of the applicable Investor Party’s rights and obligations hereunder shall cease to apply and, if such termination occurs after December 1 in any year (but in any event no less than thirty (30) calendar days prior to any deadline for the making of nominations pursuant to any advance notice or similar bylaw provisions), then at the request of the terminating Investor Party, the Company will be obligated to nominate and use reasonable best efforts to cause the election of such Investor Party’s Investor Designees at the next Election Meeting in accordance with Section 3.2 hereof, (ii) Section 7.1(c) by the Company with respect to an Investor

Party, then all of the obligations hereunder shall continue to apply to such Investor Party following such termination but such Investor Party shall not be entitled to any rights hereunder, (iii) Section 7.1(d) with respect to an Investor Party, then all of such Investor Party’s rights and obligations hereunder shall cease to apply, or (iv) Section 7.1(g), then all of Liberty’s rights and obligations hereunder shall cease to apply other than those obligations set forth in Sections 3.7(a), 4.1 through 4.4 and Section 4.6, which shall continue to apply to Liberty following such termination (until this Agreement would otherwise be terminated with respect to Liberty pursuant to Section 7.1(d)); and provided, further, that nothing contained in this Agreement (including this Section 7.2) shall relieve any party from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement occurring prior to such termination.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 Business Combination Provision. The “business combinations” provision to be set out in Article Eighth of the Amended and Restated Certificate will only be effective upon the termination of the Contribution Agreement and not apply to (and will waive any noncompliance with such provision or any comparable predecessor provision) any transaction agreed or consummated prior to such time.

Section 8.2 Amendment and Modification. This Agreement may be amended, modified and supplemented only by a written instrument signed by the Company and, at any time that A/N has an Equity Interest equal to or greater than 11%, A/N, and by each other Investor Party (if any) that has an Equity Interest equal to or greater than 15%; provided that any amendment, modification or supplement that would adversely affect an Investor Party shall require the consent of such Investor Party. The authorization of any amendment, modification or supplement to this Agreement by the Company shall require the prior approval of a majority of the Unaffiliated Directors, and in connection with the execution of any such amendment, modification or supplement by the Company, the Company will deliver to each Investor Party a certificate, duly executed by a senior officer of the Company, certifying that such approval of the Unaffiliated Directors has been duly and validly obtained. No waiver of any provision of this Agreement shall be effective unless it is signed by the Company and the party against whom the waiver is to be effective. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. As the only holders of the shares of Company Class B Common Stock, the prior written consent of A/N shall be required for any amendment of the Certificate of Incorporation or Bylaws that would adversely affect the Company Class B Common Stock held by any A/N Party in a significant manner as compared to other existing shares of Company Common Stock. So long as the A/N Proxy is in effect, the approval of Liberty shall be required for any amendment to the Certificate of Incorporation or the Bylaws that would affect the number of votes represented by the Proxy Shares adversely in a significant manner as compared to other existing shares of Company Common Stock or that would change the terms of the Proxy Shares. The proviso to Section 7(k) of the Proxy Agreement is incorporated herein mutatis mutandis.

Section 8.3 Assignment; No Third-Party Beneficiaries. Except as provided under Section 4.5, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by either party without the prior written consent of the other party. Any purported assignment without such prior written consent shall be null and void and of no effect. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors (including, in the case of the Company, any successor publicly traded Person resulting from a reorganization of the Company) and assigns. Except pursuant to Section 3.6, this Agreement shall not confer any rights or remedies upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

Section 8.4 Binding Effect; Entire Agreement. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and executors, administrators and heirs. Liberty shall cause the Liberty Parties to comply with this Agreement, and A/N shall cause the A/N Parties to comply with this Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior representations, agreements and understandings, written or oral, of any and every nature among them.

Section 8.5 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable Law, such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any party.

Section 8.6 Notices and Addresses. Any notice, demand, request, waiver, or other communication under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service, if personally served or sent by facsimile; on the business day after notice is delivered to a courier or mailed by express mail, if sent by courier delivery service or express mail for next day delivery; and on the third day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered, return receipt requested, postage prepaid and addressed as follows:

If to the Company or Cheetah Holdco LLC:

Charter Communications, Inc.
400 Atlantic Street
Stamford, CT 06901
Attention:	Richard R. Dykhouse
Telephone:	(203) 905-7908
Facsimile:	(203) 564-1377
Email:	Rick.Dykhouse@charter.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Steven A. Cohen, Esq.
Victor Goldfeld, Esq.
Telephone:	(212) 403-1000
Facsimile:	(212) 403-2000
Email:	sacohen@wlrk.com
vgoldfeld@wlrk.com

If to Liberty:

Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112
Telephone:	(720) 875-5700
Facsimile:	(720) 875-5401
Attention:	Richard N. Baer
E-Mail:	legalnotices@libertymedia.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.
30 Rockefeller Plaza
44th Floor
New York, NY 10112

Attention:	Frederick H. McGrath, Esq.
Renee L. Wilm, Esq.
Telephone:	(212) 408-2530
Facsimile:	(212) 259-2500
Email:	Frederick.McGrath@BakerBotts.com
Renee.Wilm@BakerBotts.com

If to A/N:

Advance/Newhouse Partnership
5823 Widewaters Parkway
East Syracuse, NY 13057
Attention: Steven A. Miron
Telephone:	(315) 438-4130
Facsimile:	(315) 463-4127
E-Mail:	sam@mybrighthouse.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Brian E. Hamilton, Esq.
Telephone:	(212) 558-4801
Facsimile:	(212) 291-9067
Email:	Hamiltonb@sullcrom.com

Section 8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 8.8 Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect its meaning, construction or effect.

Section 8.9 Counterparts. This Agreement may be executed via facsimile or pdf and in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

Section 8.10 Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby; provided, however, that no party shall be obligated to take any actions or omit to take any actions that would be inconsistent with applicable Law. At such times as an Investor Party may reasonably request, the Company will provide each Investor Party with information regarding the number of shares of Company Common Stock outstanding and, calculated separately, on a Fully Exchanged Basis and fully diluted basis.

Section 8.11 Remedies. In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach shall be entitled to specific performance of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by Law, it being agreed by the parties that the remedy at Law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense or objection in any action for specific performance or injunctive relief for which a remedy at Law would be adequate is waived.

Section 8.12 Jurisdiction and Venue. The parties hereto hereby irrevocably submit to the jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware, or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. The parties hereto hereby consent to and grant the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, the United States District Court for the District of Delaware, jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN CONNECTION WITH ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.13 Adjustments. References to numbers of shares and to sums of money contained herein shall be adjusted to account for any reclassification, exchange, substitution, combination, stock split or reverse stock split of the shares.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

CHARTER COMMUNICATIONS, INC.

By	/s/ Richard R. Dykhouse

	Name:	Richard R. Dykhouse
	Title:	Executive Vice President, General Counsel & Secretary

CCH I, LLC

By	/s/ Richard R. Dykhouse

	Name:	Richard R. Dykhouse
	Title:	Executive Vice President, General Counsel & Secretary

LIBERTY BROADBAND CORPORATION

By	/s/ Craig E. Troyer

	Name:	Craig E. Troyer
	Title:	Vice President and Deputy General Counsel

ADVANCE/NEWHOUSE PARTNERSHIP

By	/s/ Steven Miron

	Name:	Steven Miron
	Title:	Chief Executive Officer

[Signature Page to Stockholders Agreement]

Annex D

EXECUTION VERSION

INVESTMENT AGREEMENT

THIS INVESTMENT AGREEMENT, dated May 23, 2015 (this “Agreement”), is entered into by and among Charter Communications, Inc., a Delaware corporation (the “Company”), CCH I, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“New Charter”), and Liberty Broadband Corporation, a Delaware corporation (the “Purchaser”). Certain terms used in this Agreement are used as defined in Section 9.14.

RECITALS

WHEREAS, the Company is concurrently herewith entering into an Agreement and Plan of Mergers, dated the date hereof (the “Mergers Agreement”), with Time Warner Cable Inc., a Delaware corporation (“Target”) pursuant to which (i) New Charter will be converted into a Delaware corporation in accordance with Section 265 of the General Corporation Law of the State of Delaware and Section 216 of the Limited Liability Company Act of the State of Delaware, (ii) a newly formed merger subsidiary will merge with and into Target (the “First Company Merger”), with Target as the surviving corporation in the First Company Merger, (iii) immediately following the First Company Merger, Target will be merged with and into a newly formed merger subsidiary (the “Second Company Merger”), with such merger subsidiary as the surviving entity in the Second Company Merger and (iv) immediately following the consummation of the Second Company Merger, the Company shall be merged with and into a newly formed merger subsidiary and wholly owned subsidiary of New Charter (“Merger Subsidiary”), with Merger Subsidiary surviving as a wholly owned subsidiary of New Charter (the “Parent Merger”);

WHEREAS, subject to the terms and conditions of this Agreement, and in furtherance of the transactions contemplated by the Mergers Agreement, immediately following the closing of the Parent Merger, Purchaser desires to purchase, and New Charter desires to issue and sell to Purchaser, shares of New Charter’s Class A common stock, par value $.001 per share (the “Common Stock”), for an aggregate purchase price of $4,300,000,000 (the “Aggregate Purchase Price”); and

WHEREAS, each of the respective Boards of Directors (or duly authorized committee thereof) (or Board of Managers, as applicable) of the Company, New Charter and Purchaser, respectively, has approved this Agreement and the transactions contemplated hereby and has determined that it is in the best interests of the Company, New Charter, and Purchaser, respectively, and their respective stockholders or members (if applicable) to enter into this Agreement and consummate the transactions contemplated hereby.

AGREEMENT

NOW THEREFORE, in consideration of the premises and for the mutual promises contained in this Agreement and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES OF COMMON STOCK

Section 1.1 Purchase and Sale of the Shares.

(a) Upon the terms and subject to the conditions set forth herein, at the Closing Purchaser shall subscribe for and purchase, and New Charter shall issue and sell to Purchaser, a whole number of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock equal to the product of (x) Parent Merger Exchange Ratio (as defined in the Mergers Agreement) multiplied by (y) the quotient of the Aggregate Purchase Price divided by the Price Per Share (the “Purchased Shares”), free and clear of any Lien (other than any restrictions created by Purchaser, and any restrictions on transfer arising under the Securities Act and state securities laws).

(b) The closing of the purchase of the Purchased Shares (the “Closing”) shall take place on the Closing Date after the satisfaction or, subject to applicable Law, waiver of the conditions set forth in Articles V and VI hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction of those conditions), or on such other date as the parties may mutually agree. The Closing shall be held at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., New York City time, on the Closing Date, or at such place and time as the parties shall agree.

(c) Two (2) Business Days prior to the Closing, the Company and New Charter shall deliver to Purchaser a statement setting forth the wire transfer instructions for delivery of the Aggregate Purchase Price and Purchaser shall deliver to the Company brokerage instructions for the delivery of the Purchased Shares.

(d) At the Closing, New Charter shall issue and deliver to Purchaser (as provided in Section 1.1(e) below) the Purchased Shares, upon payment of the Aggregate Purchase Price for the Purchased Shares by wire transfer of immediately available funds on the Closing Date.

(e) The Purchased Shares shall be delivered by New Charter on the Closing Date, against payment of the Aggregate Purchase Price, in uncertificated form through Computershare Shareowner Services, New Charter’s transfer agent for the Common Stock, and The Depository Trust Company to the brokerage accounts designated by Purchaser pursuant to Section 1.1(c).

ARTICLE II

PROXY MATERIALS AND STOCKHOLDERS MEETINGS

Section 2.1 Proxy Statement/Prospectus.

(a) Reasonably promptly after the date hereof, but consistent with the requirements set forth in the Mergers Agreement, the Company shall prepare and file with the SEC a proxy statement/prospectus on Form S-4 (which could be a joint proxy statement/prospectus) for a special meeting of its stockholders (as amended or supplemented, the “Proxy Statement/Prospectus”). The Company shall include in the Proxy Statement/Prospectus a solicitation relating to the approval, for purposes of Article Eighth of the Company’s Amended and Restated Certificate of Incorporation, of the issuance of the Purchased Shares to Purchaser (the “Stock Issuance Approval”) and, if the Company decides to do so, the approvals required by Sections 4.02(a) and 5.02(a) of the Mergers Agreement (the “Merger Approvals” and together with the Stock Issuance Approval, the “Stockholder Approvals”). Purchaser and its Affiliates shall promptly furnish to the Company such information regarding Purchaser and its Affiliates as shall be required to be included in the Proxy Statement/Prospectus pursuant to the Exchange Act. Prior to filing the Proxy Statement/Prospectus or any amendment or supplement thereto, the Company shall provide Purchaser with reasonable opportunity to review and comment on such proposed filing solely with respect to the Stockholder Approval and any information relating to Purchaser, its Affiliates or any of its designees to the Board of Directors of the Company. If at any time prior to the Closing Date, any information should be discovered by any party hereto that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus so that the Proxy Statement/Prospectus would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated by the Company to the stockholders of the Company.

(b) The Company shall promptly notify Purchaser of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or for additional information and shall supply Purchaser with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus. The Purchaser shall promptly notify the Company of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Purchaser Proxy Statement/Prospectus or for additional information and shall supply Purchaser with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Purchaser Proxy Statement/Prospectus.

(c) The Company shall mail the Proxy Statement/Prospectus to the holders of its Common Stock in accordance with customary practice after the SEC’s review of the Proxy Statement/Prospectus is completed.

Section 2.2 Stockholders Meeting. The Company shall, in accordance with customary practice, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Stockholders Meeting”) as contemplated by Section 7.03 of the Mergers Agreement or as otherwise decided by the Company. A proposal relating to the approval, for purposes of Article Eighth of the Company’s Amended and Restated Certificate of Incorporation, of the issuance of the Purchased Shares to Purchaser, and, if the Company decides to do so, proposals relating to the approvals required by Section 5.02 of the Mergers Agreement shall be presented to the stockholders of the Company at the Stockholders Meeting for approval. Subject to the fiduciary duties of the Company’s directors under Delaware Law, as determined by a majority of the members of the Company’s Board of Directors unaffiliated with Purchaser, after consultation with its outside legal counsel, the Board of Directors of the Company will recommend that the holders of the Common Stock vote at the Stockholders Meeting in favor of each of the proposals relating to the Stock Issuance Approval and the Merger Approvals, and the Company will use reasonable best efforts to solicit from such stockholders proxies in favor of such proposals.

Section 2.3 Publicity. No press release or public announcement concerning this Agreement or the transactions contemplated hereby will be issued by any party hereto or any of its Affiliates, without the prior consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed except as such release or announcement may be required by applicable Law or the rules of, or listing agreement with, any national securities exchange on which the securities of such Person or any of its Affiliates are listed or traded, in which case, the Person required to make the release or announcement will, to the extent practicable, allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that the foregoing shall not apply to any press release or other public statement to the extent it contains substantially the same information as previously communicated by one or more of the parties.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Section 3.1 Representations and Warranties of the Company and New Charter. Each of the Company and New Charter hereby represents and warrants to Purchaser that:

(a) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, and New Charter has been duly organized and is validly existing as a limited liability company in good standing under the laws of the State of Delaware. Each of New Charter and the Company has all requisite corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company and New Charter of this Agreement and the consummation by the Company and New Charter of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company or New Charter are necessary to authorize the execution, delivery and performance by the Company and New Charter of this Agreement or the consummation by the Company and New Charter of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Company and New Charter and, assuming due authorization, execution and delivery hereof by Purchaser, such agreement constitutes a legal, valid and binding obligation of each of the Company and New Charter, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) The only vote of the holders of any class or series of capital stock of the Company required to approve the transactions contemplated hereby is (i) the approval of each of the Merger Approvals by the requisite stockholder vote set forth in the Mergers Agreement at the Stockholders Meeting or any adjournment or postponement thereof where a majority of the shares of the Company’s Class A common stock, par value $0.001 per share (the “Company Common Stock”), that are outstanding on the record date for the Stockholders Meeting are present (in person or by proxy) and entitled to vote and (ii) the approval of the Stock Issuance Approval by the requisite stockholder vote set forth in the Mergers Agreement at the Stockholders Meeting or any adjournment or postponement thereof where a majority of the shares of Company Common Stock that are outstanding on the record date for the Stockholders Meeting are present (in person or by proxy) and entitled to vote.

(c) The Purchased Shares will be, when issued, duly authorized, validly issued, fully paid and non-assessable. The Purchased Shares will not be issued in violation of any preemptive rights or any rights of first offer, first refusal, tag-along rights or other similar rights or restrictions in favor of any other person, and Purchaser will acquire such Purchased Shares free and clear of any Lien (other than any restrictions created by Purchaser, and any restrictions on transfer arising under the Securities Act and state securities laws).

(d) The issue and sale of the Purchased Shares and the compliance by New Charter and the Company with all of the provisions of this Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (i) any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company, New Charter or any of their respective subsidiaries is a party or by which the Company, New Charter or any of their respective subsidiaries is bound or to which any of the property or assets of the Company, New Charter or any of their respective subsidiaries is subject, (ii) assuming the Stockholders Approvals are obtained, any provisions of the Amended and Restated Certificate of Incorporation of the Company or the Amended and Restated Bylaws of the Company or the organizational documents of New Charter, and (iii) assuming the accuracy of, and Purchaser’s compliance with, the representations, warranties and agreements of Purchaser herein, any statute or any order, rule or regulation of any Governmental Entity having jurisdiction over the Company, New Charter or any of their respective subsidiaries or any of their respective properties, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, reasonably be expected to (x) prevent or materially impair or delay the performance by the Company or New Charter of its respective obligations under this Agreement or the consummation of the transactions contemplated hereby, or (y) impair Purchaser’s full rights of ownership to the Purchased Shares; and no consent, approval, authorization, order, registration or qualification of or with any such Governmental Entity is required for the offer and sale of the Purchased Shares or the consummation by the Company and New Charter of the transactions contemplated by this Agreement (other than in connection or in compliance with the HSR Act or any applicable antitrust, merger or competition Law and the registration under the Securities Act of the offer and sale of the Purchased Shares to Purchaser). On or prior to the Closing Date, the issuance of the Purchased Shares to Purchaser will have been duly registered on an appropriate form under the Securities Act to the extent permitted by the rules of the SEC.

(e) The forms, reports, statements, schedules and other materials the Company was required to file with the SEC pursuant to the Exchange Act or other federal securities laws since January 1, 2012 (the “Exchange Act Reports”), when they were filed with the SEC, conformed in all material respects to the applicable requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder; and as of the date hereof, no such documents were filed with the SEC since the SEC’s close of business on the Business Day immediately prior to the date of this Agreement. The Exchange Act Reports did not, as of their respective dates, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f) None of the information contained in the Proxy Statement/Prospectus will at the time of the mailing of the Proxy Statement/Prospectus to the stockholders of the Company, at the time of any amendments thereof or supplements thereto and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Purchaser or any of its Affiliates (other than the Company and its Subsidiaries). The Proxy Statement/Prospectus will at the time of the mailing of the Proxy Statement/Prospectus to the stockholders of the Company, at the time of any amendments thereof or supplements thereto and at the time of the Stockholders Meeting, comply as to form in all material respects with the Exchange Act.

(g) As of the date hereof, there is no action, suit, investigation or proceeding pending or, to the knowledge of the Company or New Charter, threatened against the Company, New Charter or any of their respective Affiliates that questions the validity of this Agreement, the transactions contemplated hereby, the Purchased Shares, or any action to be taken by the Company or New Charter pursuant hereto, which would reasonably be expected to (i) prevent or materially impair or delay the performance by the Company or New Charter of its respective obligations under this Agreement or the consummation of the transactions contemplated hereby, or (ii) impair Purchaser’s full rights of ownership to the Purchased Shares.

(h) Each of New Charter and the Company is not, and immediately after giving effect to the issuance and sale of the Purchased Shares, will not be, an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended.

(i) Prior to the Closing Date, the Board of Directors of the Company shall have taken all action as is necessary to exempt the acquisition of the Purchased Shares by Purchaser from the liability provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 to the extent permitted by applicable law.

Section 3.2 Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Company and New Charter that:

(a) Purchaser has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery hereof by the Company and New Charter, such agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b) Purchaser’s compliance with all of the provisions of this Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or require the giving of notice or making a filing under, (i) any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of its or its subsidiaries’ property or assets is subject, (ii) any provisions of the Restated Certificate of Incorporation of Purchaser or the Bylaws of Purchaser or (iii) any statute or any order, rule or regulation of any Governmental Entity having jurisdiction over it or any of its subsidiaries or any of their properties, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation or default that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the performance by Purchaser of its obligations under this Agreement or the consummation of the transactions contemplated hereby; and no consent, approval, authorization, order, registration or qualification of or with any such Governmental Entity is required for the consummation by Purchaser of the transactions contemplated by this Agreement (other than in connection or in compliance with the provisions of the Securities Act and the securities or blue sky Laws of the various states or the HSR Act or any applicable antitrust, merger or competition Law).

(c) None of the information supplied in writing by Purchaser or any of its Affiliates for inclusion in the Proxy Statement/Prospectus will at the time of the mailing of the Proxy Statement/Prospectus to the stockholders of the Company, at the time of any amendments thereof or supplements thereto and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Purchaser will have on the Closing Date sufficient funds to purchase the Purchased Shares.

(e) As of the date hereof, there is no action, suit, investigation or proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates that questions the validity of this Agreement, the transactions contemplated hereby, or any action to be taken by Purchaser pursuant hereto, which would reasonably be expected to prevent or materially impair or delay the performance by Purchaser of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE IV

COVENANTS

Section 4.1 Use of Proceeds. The Company shall use the proceeds of the Aggregate Purchase Price to fund a portion of the cash consideration for the transactions contemplated by the Mergers Agreement.

Section 4.2 Reasonable Best Efforts.

(a) Each party hereto shall cooperate with the other party and use its respective reasonable best efforts to promptly take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions and perform the covenants contemplated by this Agreement.

(b) Each of Purchaser, New Charter and the Company will cooperate and consult with the other and use reasonable best efforts to prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, orders, approvals and authorizations of, or any exemption by, all Governmental Entities, and expiration or termination of any applicable waiting periods, necessary or advisable to consummate the transactions contemplated by this Agreement, and to perform the covenants contemplated by this Agreement, it being agreed that each of the

Company and Purchaser shall make or file any such applications, notices, petitions or filings required to be made by it with Governmental Entities in connection with the transactions contemplated by this Agreement as promptly as practicable following the date of this Agreement. Each party shall execute and deliver after the Closing such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement such transactions or to evidence such events or matters. In particular, each party will use its reasonable best efforts to promptly obtain, and will cooperate as may reasonably be requested by the other party and use its reasonable best efforts to help the other party promptly obtain or submit, as the case may be, as promptly as practicable, the approvals and authorizations of, filings and registrations with, and notifications to, or expiration or termination of any applicable waiting period, under the HSR Act or any applicable antitrust, merger or competition law for Purchaser to be able to acquire the Purchased Shares (“HSR Clearance”). Notwithstanding any covenants of the parties set forth herein, none of the parties hereto will be required to take any action requiring, or enter into any settlement, undertaking, condition, consent decree, stipulation or other agreement with any Governmental Entity that requires such party or any of its Subsidiaries or Affiliates to (x) hold separate (in trust or otherwise), divest itself or otherwise rearrange the composition of any assets, businesses or interests of such party or any of its Affiliates or imposes any limitations on such person’s freedom of action with respect to future acquisitions of assets or with respect to any existing or future business or activities or on the enjoyment of the full rights of ownership, possession and use of any asset now owned or hereafter acquired by any such person (including any securities of Purchaser or of the Company and the voting and other rights related to ownership thereof), (y) agree to any other conditions or requirements or to take any other actions that are adverse or burdensome or would reasonably be expected to adversely affect such person, in order to satisfy any objection of any Governmental Entity or any other person or (z) incur or be required to bear any financial obligation imposed or required by any Governmental Entity that, in the case of each of clauses (x), (y) and (z), would have or would reasonably be expected to have a material adverse effect on Purchaser; provided, that in the event any Governmental Entity seeks to impose or require the taking of any of the actions set forth in clauses (x), (y) or (z) above, then the parties agree to use their respective reasonable best efforts and to negotiate in good faith to reach a compromise or settlement with such Governmental Entity which satisfies any objection of any Governmental Entity but minimizes, to the extent practicable, the strategic, economic and other effects of such action, compromise or settlement upon the Purchaser and its Subsidiaries and Affiliates. Each of Purchaser and the Company will have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to all the information relating to the other party, and any of their respective Affiliates, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees to keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby. Purchaser, New Charter and the Company shall promptly furnish each other, to the extent permitted by applicable Laws, with copies of written communications received by them or their Affiliates from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement.

(c) Each party shall give the other parties hereto prompt written notice upon becoming aware of any Action commenced or, to the knowledge of such party, to which such party is or may become a party (including any such Claim in the right of any such party) (x) relating to or involving this Agreement or the transactions contemplated hereby, or (y) seeking to enjoin, restrain, restrict, limit or prohibit the transactions contemplated hereby or any of the rights, privileges or preferences to which the Purchaser is entitled as the owner of the Purchased Shares. The party giving such notice shall give the other parties hereto the opportunity to participate in (but not control) the defense and settlement of any such Claims and such party agrees to use, and to cause its Affiliates, directors and officers to use, its commercially reasonable efforts to defend or contest any such Claim. The parties receiving such notice will cooperate with other party hereto in its defense of such Claims as it may reasonably request.
Section 4.3 Interim Conduct of Business. During the period commencing on the date of this Agreement and ending on the Closing Date, except as expressly contemplated by this Agreement or any Exhibit or Schedule hereto, the Mergers Agreement or the Contribution Agreement, or consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company (i) shall conduct its operations in the ordinary course of business consistent with past practice and in accordance with its Agreement and (ii) shall not authorize or issue, sell, deliver or agree to commit to issue, sell or deliver (whether through the issuance, exercise or granting of options, warrants, call, commitments, subscriptions, rights to purchase or otherwise) shares of any class or series of capital stock, limited liability company interest, or other equity interest of the Company or New Charter (other than pursuant to the issuance of equity compensation awards in the ordinary course of business consistent with past practice). Notwithstanding anything to contrary contained herein, the Company may pursue backstop financing (including the issuance of equity securities) to ensure the availability of an amount in cash equal to the Aggregate Purchase Price in connection with the funding of its obligations under the Mergers Agreement on the Closing Date, and in connection therewith may negotiate the terms of such replacement financing and, to the extent the Company deems reasonably necessary, enter into agreements and instruments effecting such replacement financing; provided, however, that the parties acknowledge that such backstop financing will only be utilized in the event the Purchaser fails to perform its obligations hereunder in breach of this Agreement, and the execution of any such financing instrument by the Company will not be deemed a consent by the Purchaser to any equity issuance and will not limit, restrict or modify the Purchaser’s rights under this Section 4.3.

Section 4.4 Stockholders Agreement.

(a) The parties hereby covenant and agree to amend the Stockholders Agreement, dated as of March 19, 2013, between the Company and Purchaser (the “Stockholders Agreement”), as follows: (i) Section 3.3 shall be deleted and replaced with “[Reserved.]”, (ii) with respect to the defined term “Annual Termination Window,” clause (x) shall be deleted in its entirety and the reference to “2017” in clause (y) shall be replaced with “2020” and (iii) in the defined term “Termination Notice,” the year “2017” shall be replaced with the year “2020.”

(b) The Company hereby waives the covenants contained in Sections 3.2(e) and 3.2(h) of the Stockholders Agreement to the extent that the agreements, arrangements and understandings with and among Purchaser (together with its affiliates and associates), Liberty Interactive Corporation, a Delaware corporation (“LIC”), and any third party investors acquiring shares of Purchaser in connection with the Mergers would constitute a breach thereof (for the avoidance of doubt, such waiver shall apply to any joint venture or other partnership arrangements, proxy arrangements and similar relationships entered between or among such persons in connection with the completion of the Mergers and the transaction contemplated hereby); provided that no such Person shall acquire beneficial ownership of any Common Stock in connection with the transactions contemplated hereby or by the Mergers Agreement other than pursuant to the Liberty Contribution Agreement, the Amended and Restated Stockholders Agreement and this Agreement.

(c) The Company hereby agrees, from and following the Closing, that the Investor Designees (as defined in the Stockholders Agreement) on the New Charter board will be entitled to receive the same compensatory arrangements as all other New Charter board members (notwithstanding anything to the contrary contained in the Stockholders Agreement).

Section 4.5 New Charter Certificate. The Company hereby agrees that, subject to the closing of the transactions contemplated by the Contribution Agreement, the restated certificate of incorporation of New Charter, in effect upon completion of the Mergers, shall not include the provision set forth in Article Eighth of the Company’s existing Amended and Restated Certificate of Incorporation (or any comparable provision thereto).

Section 4.6 Mergers Agreement. The Company covenants and agrees not to amend, waive or modify, in any material respect that is adverse to Purchaser, any provision of the Mergers Agreement without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned or delayed, provided, however, that any such amendment, modification or waiver that (x) is reasonably likely to result in an increase in the total number of shares of Common Stock outstanding immediately following the completion of the Mergers or (y) is reasonably likely to result in a reduction to the effective exchange rate at which Purchaser and LIC have agreed to exchange their existing shares of Target common stock in the Mergers shall be deemed to be material and Purchaser will be entitled to withhold its consent thereto, in its sole discretion.

Section 4.7 Board Matters. The Board of Directors of New Charter will adopt the resolutions set forth on Exhibit A hereto, no later than contemporaneously with its conversion to a corporation under Delaware law.

Section 4.8 Efforts to Enforce. The Purchaser agrees to use its reasonable best efforts to cause each of Liberty Interactive Corporation, JANA Nirvana Master Fund, Ltd., JANA Master Fund, Ltd. and Coatue Offshore Master Fund, Ltd. to perform their respective obligations under the Investment Agreement, dated as of the date hereof, including by performing its obligations thereunder, using its reasonable best efforts to cause such investors to perform their obligations thereunder, enforcing its rights against such investors, and bringing suit for specific performance by such investors. The Purchaser agrees not to terminate, nor to waive nor amend any provision of any such Investment Agreement which would delay or make less likely the consummation of the Investment contemplated hereby or thereby. The Purchaser further agrees not to exercise any right or election that would have the effect of reducing the amount of any investor’s commitment under any such Investment Agreement, unless (i) the Purchaser has obtained an alternative, debt or equity-linked form of financing in an equivalent amount or (ii) a commitment reduction is required by the terms of the applicable investment agreement.

Section 4.9 USRPHC. Each of New Charter and the Company will cooperate and consult with Purchaser in connection with the preparation of an analysis and methodology to determine whether the Company and/or New Charter is or will be a United States real property holding corporation, as defined in Section 897(c)(2) of the Internal Revenue Code of 1986, as amended, (a “USRPHC”) as of the Closing Date, including as a result of the transactions contemplated by the Mergers Agreement and the Bright House Transactions (as defined in the Mergers Agreement), or has any plan or intention to become a USRPHC. Such cooperation shall include the provision of information that is reasonably relevant to any such analysis and determination and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided to Purchaser in connection with the foregoing.

ARTICLE V

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY AND NEW CHARTER TO ISSUE THE PURCHASED SHARES

The obligations of the Company and New Charter to issue the Purchased Shares to Purchaser and consummate the transactions contemplated by Article I of this Agreement on the Closing Date shall be subject to the satisfaction or waiver at or prior to Closing by the Company and New Charter of the following conditions:

Section 5.1 Representations and Warranties; Covenants and Agreements.

(a) The representations and warranties of Purchaser contained in this Agreement and in any certificate or document executed and delivered by Purchaser pursuant to this Agreement, in each case, without giving effect to any limitation as to materiality set forth herein or therein, shall be true and accurate in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date, which representations and warranties, without giving effect to any limitation as to materiality set forth herein or therein, shall have been true and correct in all material respects as of such particular date, and the Company and New Charter shall have received a certificate, dated the Closing Date, signed by Purchaser to such effect.

(b) Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date and the Company and New Charter shall have received a certificate, dated the Closing Date, signed by Purchaser to such effect.

Section 5.2 Stockholder Approvals. The Stockholder Approvals shall have been obtained.

Section 5.3 Payment for the Purchased Shares. Purchaser shall have made payment of the Aggregate Purchase Price for the Purchased Shares, as provided herein.

Section 5.4 The Mergers Agreement. The closing of the transactions contemplated by the Mergers Agreement shall have occurred.

ARTICLE VI

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER TO PURCHASE THE PURCHASED SHARES

The obligations of Purchaser to purchase the Purchased Shares from the Company and New Charter and consummate the transactions contemplated by Article I of this Agreement on the Closing Date shall be subject to the satisfaction or waiver at or prior to Closing by Purchaser of the following conditions:

Section 6.1 Representations and Warranties; Covenants and Agreements.

(a) Each of (i) the representations and warranties of each of the Company and New Charter contained in this Agreement (other than the representations and warranties contained in Section 3.1(c)) and in any certificate or document executed and delivered by the Company or New Charter pursuant to this Agreement, in each case, without giving effect to any limitation as to materiality set forth herein or therein, shall be true and accurate in all material respects and (ii) the representations and warranties of each of the Company and New Charter contained in Section 3.1(c) of this Agreement shall be true and accurate in all respects, in each case, on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, (provided that, with respect to each of the foregoing clauses, those representations and warranties which address matters only as of a particular date need only be so true and correct as of such date), and Purchaser shall have received a certificate, dated the Closing Date, signed by each of the Company and New Charter to such effect.

(b) Each of the Company and New Charter shall have performed and complied, with respect to the covenants contained in Section 4.5, in all respects and, with respect to all other covenants contained herein, in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date and Purchaser shall have received a certificate, dated the Closing Date, signed by each of the Company and New Charter to such effect.

Section 6.2 Stockholder Approvals. The Stockholder Approvals shall have been obtained.

Section 6.3 Delivery of the Purchased Shares. The Company shall have delivered or caused to be delivered to Purchaser the Purchased Shares, as provided in Article I of this Agreement.

Section 6.4 The Mergers Agreement. Each condition set forth in Sections 9.01, 9.02 and 9.03 of the Mergers Agreement to the obligations of each of the parties to the Mergers Agreement to effect the transactions contemplated by the Mergers Agreement at the closing thereof shall have been satisfied or is capable of being satisfied at the closing of the Mergers Agreement, and the closing of the transactions contemplated by the Mergers Agreement shall have occurred. For the avoidance of doubt, the waiver of any condition shall have no bearing on the determination of whether any condition set forth in the Mergers Agreement has been satisfied.

Section 6.5 HSR Clearance. The HSR Clearance shall have been obtained.

Section 6.6 NASDAQ Listing. The shares of Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

ARTICLE VII

TERMINATION

Section 7.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) by mutual written consent of the Company, New Charter and Purchaser;

(b) by the Company and New Charter, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser set forth in this Agreement shall have occurred and is not capable of being cured that would cause any of the conditions to Closing set forth in Article V not to be satisfied (or not to be capable of being satisfied) at the Closing;

(c) by Purchaser, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or New Charter set forth in this Agreement shall have occurred and is not capable of being cured that would cause any of the conditions to Closing set forth in Article VI not to be satisfied (or not to be capable of being satisfied) at the Closing;

(d) By any of Purchaser, New Charter or the Company if there shall be in effect a final non appealable order of a Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; or

(e) upon the termination of the Mergers Agreement in accordance with its terms.

Section 7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without Liability to Purchaser, New Charter or the Company; provided, however, that nothing in this Section 7.2 shall relieve Purchaser, New Charter or the Company of any Liability for a breach of this Agreement.

ARTICLE VIII

REGISTRATION RIGHTS

Section 8.1 Registration Rights. The parties hereto agree that in connection with the Closing, they will negotiate in good faith to execute a customary registration rights agreement (the “Registration Rights Agreement”). Such agreement will contain the following material terms:

(a) Demand Registration. The Registration Rights Agreement will provide that, any time following the Closing, Purchaser shall be entitled to request that New Charter use reasonable best efforts to register under the Securities Act the secondary offer and sale of its Common Stock (with New Charter’s full management cooperation available for two (2) road shows per twelve (12) month period (provided that the second road show shall be in connection with an offering of at least $500 million), to the extent advised by the underwriters, if applicable, and at New Charter’s expense, other than underwriters’ discounts) to the extent requested by Purchaser. These demand registration rights include the right to register shares underlying exchangeable notes or debentures. New Charter shall not be required to effect more than two (2) demand registrations for Purchaser in any twelve (12) month period, plus one (1) demand registration in the first six (6) months (or twelve (12) months if New Charter (or, as to pre-Closing periods, Charter) fails to meet the current public information requirements of Rule 144(c) at any time prior to the twelve month anniversary of the Closing) following the Closing for registration of the secondary offer and sale of its Common Stock pursuant to pledging, hedging or derivative security financing arrangements and not in an underwritten offering or with a road show involving New Charter management, and all registrations shall be subject to blackout and delay periods for so long as the Board of

Directors (excluding any directors nominated by Purchaser) determines in good faith that registration would reasonably be expected to require the disclosure of something detrimental to New Charter or to a pending negotiation or transaction. The aggregate fair market value of any offering required to be registered would be not less than $500 million.

(b) Piggyback Registration. If New Charter proposes to register any offer and sale of Common Stock other than on a Form S-8 or Form S-4, Purchaser will have the right to request that New Charter register under the Securities Act a pro rata portion of its Common Stock, subject to a minimum to be agreed, unless New Charter is advised by its financial advisors that the inclusion of the shares would adversely affect the offering, in which case shares to be sold by any other New Charter shareholders and Purchaser shall be offered on a pro rata basis to the extent of the size of the secondary offering proposed.

(c) Termination. The Registration Rights Agreement will terminate once Purchaser beneficially owns less than 5% equity ownership of New Charter.

(d) Registration Expenses. The Registration Rights Agreement shall contain customary provisions with respect to the reimbursement of expenses.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Survival. The representations and warranties of the parties contained in Sections 3.1(a), 3.1(b), 3.1(d), 3.1(e), 3.1(f) and 3.1(i) shall survive the Closing for a period of one (1) year, and the representation and warranty contained in Section 3.1(c) shall survive the Closing for the applicable statute of limitations. All of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled.

Section 9.2 Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given (A) when delivered in person, (B) upon transmission when sent by facsimile transmission with written confirmation of receipt, (C) upon transmission by electronic mail (but only if followed by transmittal of a copy thereof by (x) national overnight courier or (y) hand delivery with receipt, in each case, for delivery by the second (2nd) Business Day following such electronic mail), (D) on receipt after dispatch by registered or certified mail, postage prepaid and addressed, or (E) on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to the Company or New Charter:

Charter Communications, Inc.
400 Atlantic Street
Stamford, CT 06901
Attention:	Richard R. Dykhouse
Facsimile:	(203) 564-1377
E-mail:	Rick.Dykhouse@chartercom.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Steven A. Cohen, Esq.
DongJu Song, Esq.
Facsimile:	(212) 403-2000
E-mail:	sacohen@wlrk.com
dsong@wlrk.com

If to Purchaser:

Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112
Attention:	Richard N. Baer
Facsimile:	(720) 875-5401
E-mail:	legalnotices@libertymedia.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, NY 10112
Attention:	Frederick McGrath
Renee L. Wilm
Facsimile:	(212) 259-2500
E-mail:	frederick.mcgrath@bakerbotts.com
renee.wilm@bakerbotts.com

Section 9.3 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 9.4 Jurisdiction and Venue. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware, or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. The parties hereto hereby consent to and grant the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, the United States District Court for the District of Delaware, jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN CONNECTION WITH ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.5 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, in each case, with respect to the subject matter hereof.

Section 9.6 Assignment. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their respective successors and assigns. Except as provided below, none of Purchaser, New Charter or the Company shall assign this Agreement, or any rights or obligations hereunder, without the prior written consent of the other party hereto. Notwithstanding the foregoing, Purchaser shall be entitled to assign this Agreement and any of its rights and obligations hereunder to any of its Affiliates, provided, that Purchaser shall nevertheless remain liable for its obligations under this Agreement notwithstanding any such transfer or assignment.

Section 9.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or electronic mail transmission.

Section 9.8 Amendments and Waivers.

(a) No failure or delay on the part of the Company, New Charter or Purchaser in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(b) The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless consented to in writing by the parties hereto.

Section 9.9 Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 9.10 No Third-Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto.

Section 9.11 Fees and Expenses. All fees and expenses incurred in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement shall be paid by the party or parties, as applicable, incurring such expenses.

Section 9.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be completed as originally contemplated to the fullest extent possible.

Section 9.13 Remedies. Neither rescission, set-off nor reformation of this Agreement shall be available as a remedy to any of the parties hereto. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled, and each party hereby consents, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms hereof, without bonds or other security being required, in addition to any other remedies at Law or in equity. In the event that a party institutes any suit or action under this Agreement, including for specific performance or injunctive relief pursuant to this Section 9.13, the prevailing party in such proceeding shall be entitled to receive the costs incurred thereby in conducting the suit or action, including reasonable attorneys’ fees and expenses. No party hereto shall be responsible for or liable to any other party hereto or any other Person for any indirect, punitive or consequential damages which may be alleged as a result of any breach by the first party of its representations, warrants, covenants and agreements contained herein. Each party acknowledges and agrees that it shall use its reasonable best efforts to mitigate any direct damages it may incur as a result of the breach by any other party hereto of its representations, warrants, covenants and agreements contained herein.

Section 9.14 Certain Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Action” means any action, suit, claim, arbitration, proceeding, inquiry or investigation, by or before any Governmental Entity.

“Affiliate” means any Person that Controls, is Controlled by or is under common Control with the Person specified. Solely for purposes of this Agreement, neither New Charter nor the Company shall not be deemed to be an Affiliate of Purchaser or any of its Affiliates, and neither Purchaser nor any of its Affiliates shall be deemed to be an Affiliate of the Company or New Charter.

“Aggregate Purchase Price” has the meaning set forth in the recitals to this Agreement.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Amended and Restated Stockholders Agreement” means the Amended and Restated Stockholders Agreement, dated as of the date hereof, by and among the Company, New Charter, Purchaser, and Advance/Newhouse Partnership.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by Law or executive order to close.

“Closing” has the meaning set forth in Section 1.1(b) of this Agreement.

“Closing Date” means the date of closing of the transactions contemplated by the Mergers Agreement.

“Common Stock” has the meaning set forth in the recitals to this Agreement.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Common Stock” has the meaning set forth in Section 3.1(b) of this Agreement.

“Contribution Agreement” means the Contribution Agreement, dated as of March 31, 2015, among Advance/Newhouse Partnership, A/NPC Holdings LLC, the Company, New Charter and Charter Communications Holdings, LLC, as may be amended.

“Control” means the power, directly or indirectly, to direct the management and policies of a Person, whether by ownership of voting securities, by contract or otherwise. “Controlled” and “Controlling” have correlative meanings.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder (as in effect on the date of this Agreement).

“Exchange Act Reports” has the meaning set forth in Section 3.1(e) of this Agreement.

“First Company Merger” has the meaning set forth in the recitals to this Agreement.

“Governmental Entity” means any United States or foreign (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including, without limitation, any governmental agency, branch, department, official or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including, without limitation, any arbitral tribunal.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Clearance” has the meaning set forth in Section 4.2(b) of this Agreement.

“Law” means rule, regulation, statutes, orders, ordinance, guideline, code, or other legally enforceable requirement, including but not limited to common law, state, local and federal laws or securities laws and laws of foreign jurisdictions.

“Liability” means any and all debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“Liberty Contribution Agreement” means the Contribution Agreement, dated as of the date hereof, among LIC, Purchaser, New Charter, the Company and Merger Subsidiary One (as defined therein).

“LIC” has the meaning set forth in Section 4.4(b) of this Agreement.

“Lien” means any and all pledges, liens, proxies, claims, charges, security interests, preemptive rights, voting trusts, voting agreements, options, rights of first offer or refusal and any other encumbrances whatsoever.

“Merger Approvals” has the meaning set forth in Section 2.1(a) of this Agreement.

“Merger Subsidiary” has the meaning set forth in the recitals to this Agreement.

“Mergers Agreement” has the meaning set forth in the recitals to this Agreement.

“New Charter” has the meaning set forth in the preamble to this Agreement.

“Parent Merger” has the meaning set forth in the recitals to this Agreement.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, business trust, joint stock company, trust, unincorporated organization or other entity or government or agency or political subdivision thereof.

“Price Per Share” means $176.95.

“Proxy Statement/Prospectus” has the meaning set forth in Section 2.1(a) of this Agreement.

“Purchased Shares” has the meaning set forth in Section 1.1(a) of this Agreement.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Registration Rights Agreement” has the meaning set forth in Section 8.1 of this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Company Merger” has the meaning set forth in the recitals to this Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

“Stockholders Agreement” has the meaning set forth in Section 4.4(a) of this Agreement.

“Stockholder Approvals” has the meaning set forth in Section 2.1(a) of this Agreement.

“Stockholders Meeting” has the meaning set forth in Section 2.2 of this Agreement.

“Stock Issuance Approvals” has the meaning set forth in Section 2.1(a) of this Agreement.

“Target” has the meaning set forth in the recitals to this Agreement.

“USRPHC” has the meaning set forth in Section 4.9 of this Agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

CHARTER COMMUNICATIONS, INC.

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

CCH I, LLC

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

LIBERTY BROADBAND CORPORATION

By:	/s/ Craig E. Troyer
Name:	Craig E. Troyer
Title:	Vice President & Deputy General Counsel

Annex E

EXECUTION VERSION

CONTRIBUTION AGREEMENT

This Contribution Agreement, dated as of May 23, 2015 (this “Agreement”), is by and among Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband”), Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), Charter Communications, Inc. (“Parent”), CCH I, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“New Charter”) and Nina Corporation I, Inc., a Delaware corporation (“Merger Subsidiary One”).

WHEREAS, Parent, New Charter and Merger Subsidiary One are concurrently entering into the Mergers Agreement with Time Warner Cable Inc., a Delaware corporation (the “Company”), Nina Company II, LLC, a Delaware limited liability and a wholly owned direct subsidiary of New Charter (“Merger Subsidiary Two”), and Nina Company III, LLC, a Delaware limited liability and a wholly owned direct subsidiary of Nina Company II, LLC (“Merger Subsidiary Three”), pursuant to which, among other things, (i) New Charter will convert to a Delaware corporation, (ii) following the Exchange contemplated by this Agreement, Merger Subsidiary One will merge with and into the Company, with the Company continuing as the surviving corporation, (iii) the Company Surviving Corporation will merge with and into Merger Subsidiary Two, with Merger Subsidiary Two continuing as the surviving company, and (iv) Parent will merge with and into Merger Subsidiary Three, with Merger Subsidiary Three continuing as the surviving company.

WHEREAS, each of Liberty Broadband and Liberty Interactive Beneficially Owns outstanding shares of Company Stock (such shares owned by Liberty Broadband and Liberty Interactive, the “LBC TWC Shares” and “LIC TWC Shares,” respectively, and together, the “Liberty TWC Shares”) and upon completion of the Exchange is expected to Beneficially Own shares of Merger Subsidiary One Common Stock (such shares received by Liberty Broadband and Liberty Interactive in the Exchange, the “LBC Exchange Shares” and the “LIC Exchange Shares,” respectively, and together, the “Exchange Shares”).

WHEREAS, Liberty TWC Shares not subject to the Exchange shall be treated in the same manner as all other outstanding shares of Company Stock are treated pursuant to the Mergers Agreement.

WHEREAS, as a result of transactions contemplated by the Mergers Agreement, the Exchange Shares will be converted into an equal number of shares of Company Surviving Corporation Stock (the “Liberty Company Surviving Corporation Shares”) at the First Company Merger Effective Time, and the Liberty Company Surviving Corporation Shares shall be converted into an equal number of shares of New Charter Common Stock at the Second Company Merger Effective Time, such that there is an effective exchange rate resulting in one share of New Charter Common Stock for each Liberty TWC Share so exchanged in the Exchange.

WHEREAS, terms used but not defined herein have the meanings ascribed to them in the Mergers Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt of which are hereby acknowledged, each of the parties hereby agree as follows:

1.	CERTAIN DEFINITIONS.

As used in this Agreement and the schedules hereto, the following terms have the respective meanings set forth below.

“Beneficial Owner” and “Beneficial Ownership” and words of similar import have the meaning assigned to such terms in Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act, and a Person’s Beneficial

Ownership of securities shall be calculated in accordance with the provisions of such Rules. For purposes of this Agreement, (i) shares of common stock issuable upon exercise of any convertible security will not be deemed Beneficially Owned until such shares are issued and outstanding following the exercise, conversion or exchange of such convertible security and (ii) neither Liberty Broadband nor Liberty Interactive will be deemed to have Beneficial Ownership of any Equity Security Beneficially Owned by the other.

“Equity Security” means (i) any common stock, preferred stock or other capital stock, (ii) any securities convertible into or exchangeable for common stock, preferred stock or other capital stock or (iii) any subscriptions, options, rights, warrants, calls, convertible or exchangeable securities (or any similar securities) or agreements of any character to acquire common stock, preferred stock or other capital stock.

“Exchange Time” means the time immediately preceding the First Company Merger Effective Time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“LBC Allocated Shares” means the number of shares of Company Stock allocated to Liberty Broadband pursuant to a Reallocation Election.

“LBC Excess Shares” means the number of LBC TWC Shares that exceeds the LBC TWC Share Range.

“LBC Exchangeable TWC Shares” means the LBC TWC Shares other than the LBC Excess Shares.

“LBC TWC Share Range” means a number of LBC TWC Shares greater than or equal to the number of LBC Current TWC Shares but less than or equal to 110% of the number of LBC Current TWC Shares, subject to reduction, on a one-for-one basis, by the number of LIC Allocated Shares in the event of an applicable Reallocation Election.

“LIC Allocated Shares” means the number of shares of Company Stock allocated to Liberty Interactive pursuant to a Reallocation Election.

“LIC Excess Shares” means the number of LIC TWC Shares that exceeds the LIC TWC Share Range.

“LIC Exchangeable TWC Shares” means the LIC TWC Shares other than the LIC Excess Shares.

“LIC TWC Share Range” means a number of LIC TWC Shares greater than or equal to the number of LIC Current TWC Shares but less than or equal to 110% of the number of LIC Current TWC Shares, subject to reduction, on a one-for-one basis, by the number of LBC Allocated Shares in the event of an applicable Reallocation Election.

“Mergers Agreement” means the Agreement and Plan of Mergers, dated as of May 23, 2015, among TWC, Parent, New Charter, Merger Subsidiary One, Merger Subsidiary Two and Merger Subsidiary Three.

“Merger Subsidiary One Common Stock” means the common stock of Merger Subsidiary One.

“Reallocation Election” means, to the extent that Liberty Broadband or Liberty Interactive, determine to acquire a number of shares of Company Stock in excess of the LBC Current TWC Shares or the LIC Current TWC Shares, as the case may be, prior to the Exchange Time, either party may elect to reduce the total number of shares of Company Stock it may exchange hereunder to allow the other party to exchange such additional shares of Company Stock so acquired; provided, that in no event shall a Reallocation Election result in a number of shares of Company Stock exchangeable hereunder exceeding 110% of the sum of the total number of LBC Current TWC Shares and LIC Current TWC Shares.

2.	EXCHANGE OF LBC EXCHANGEABLE TWC SHARES AND LIC EXCHANGEABLE TWC SHARES AND RELATED MATTERS.

(a) Exchange.

(i) At the Exchange Time, (i) Liberty Broadband shall assign, transfer, convey and deliver to Merger Subsidiary One, and Merger Subsidiary One shall accept and acquire from Liberty Broadband, all LBC Exchangeable TWC Shares Beneficially Owned by Liberty Broadband (free and clear of all Liens, other than those created by Merger Subsidiary One or arising under federal securities laws), and (ii) Merger Subsidiary One shall issue and deliver to Liberty Broadband, and Liberty Broadband shall accept and acquire from Merger Subsidiary One, for each such LBC Exchangeable TWC Share assigned, transferred, conveyed and delivered to Merger Subsidiary One, one LBC Exchange Share (free and clear of all Liens, other than those created by Liberty Broadband or arising under federal securities laws) (the “LBC Exchange”).

(ii) At the Exchange Time, (i) Liberty Interactive shall assign, transfer, convey and deliver to Merger Subsidiary One, and Merger Subsidiary One shall accept and acquire from Liberty Interactive, all LIC Exchangeable TWC Shares Beneficially Owned by Liberty Interactive (free and clear of all Liens, other than those created by Merger Subsidiary One or arising under federal securities laws), and (ii) Merger Subsidiary One shall issue and deliver to Liberty Interactive, and Liberty Interactive shall accept and acquire from Merger Subsidiary One, for each such LIC Exchangeable TWC Share assigned, transferred, conveyed and delivered to Merger Subsidiary One, one LIC Exchange Share (free and clear of all Liens, other than those created by Liberty Interactive or arising under federal securities laws) (together with the LBC Exchange, the “Exchange”).

(iii) All LBC Excess Shares and all LIC Excess Shares shall be treated in the same manner as all other outstanding shares of Company Stock are treated pursuant to the Mergers Agreement (other than those subject to the Exchange).

(b) Exchange of Shares. To effect the Exchange at the Exchange Time, the exchange of evidence of shares in book-entry form representing LBC Exchangeable TWC Shares and LIC Exchangeable TWC Shares Beneficially Owned by Liberty Broadband and Liberty Interactive, respectively, for evidence of shares in book-entry form representing the LBC Exchange Shares and the LIC Exchange Shares, respectively, and the related actions thereto, shall be completed by the Exchange Agent (as if immediately prior to the First Company Merger Effective Time) in accordance with the Mergers Agreement. The parties acknowledge and agree that, following the completion of the transactions contemplated by the Mergers Agreement, the New Charter Common Stock to be received for the Exchange Shares will be held through The Depository Trust Company and the applicable brokerage accounts designated in writing by Liberty Broadband and Liberty Interactive.

3.	REPRESENTATIONS AND WARRANTIES OF LIBERTY BROADBAND AND LIBERTY INTERACTIVE.

Each of Liberty Broadband and Liberty Interactive hereby represents and warrants as to itself that:

(a) Authority for this Agreement. The execution and delivery of this Agreement by or on behalf of such party and the consummation by such party of the transactions contemplated hereby (i) will not violate any order, writ, injunction, decree, statute, rule, regulation or law applicable to such party, (ii) will not violate or constitute a breach or default under any material agreement by which such party may be bound, and (iii) except as set forth on Schedule 3(a), will not require the consent of or any notice to or other filing with any third party, including any Governmental Authority. Such party has all requisite capacity, power and authority to enter into and perform this Agreement. This Agreement has been duly and validly executed and delivered by such party and, assuming it has been duly and validly authorized, executed and delivered by the other parties hereto, this Agreement constitutes a legal, valid and binding agreement of such party, enforceable against it in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting enforcement of creditors’ rights generally, and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

(b) Ownership of Shares. As of the date hereof and at the time of the Exchange, Liberty Broadband will be the Beneficial Owner of the LBC Exchangeable TWC Shares and Liberty Interactive will be the Beneficial Owner of the LIC Exchangeable TWC Shares, in each case, free and clear of all Liens (except for those created by Liberty Broadband or Liberty Interactive, as the case may be) and any restrictions on transfer under applicable federal and state securities laws. As of the date hereof, Liberty Broadband is the Beneficial Owner of 2,364,956 shares of Company Stock (“LBC Current TWC Shares”) and Liberty Interactive is the Beneficial Owner of 5,358,401 shares of Company Stock (“LIC Current TWC Shares”). Except as set forth on Schedule 3(b)-1, there are no outstanding options, warrants or rights to purchase or acquire any shares of Liberty TWC Shares. Liberty Broadband has the sole power of disposition with respect to its LBC Exchangeable TWC Shares and Liberty Interactive has the sole power of disposition with respect to its LIC Exchangeable TWC Shares, in each case, with no restrictions (other than any restrictions on transfer under applicable federal and state securities laws and as indicated on Schedule 3(b)-2). Except for the LBC Exchangeable TWC Shares and the LBC Excess Shares, on the one hand, and the LIC Exchangeable TWC Shares and the LIC Excess Shares, on the other hand, as of the date hereof, neither Liberty Broadband nor Liberty Interactive, respectively, Beneficially Owns or owns of record (i) any other shares of Company Stock, (ii) any shares of Merger Subsidiary One Common Stock or (iii) any securities that are convertible into or exercisable or exchangeable for Company Stock.

4.	REPRESENTATIONS AND WARRANTIES OF PARENT, NEW CHARTER AND MERGER SUBSIDIARY ONE.

(a) Each of Parent, New Charter and Merger Subsidiary One represents and warrants that each of Parent, New Charter and Merger Subsidiary One is a corporation or limited liability company, in the case of New Charter, duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, New Charter and Merger Subsidiary One and the consummation by Parent, New Charter and Merger Subsidiary One of the transactions contemplated hereby (i) will not violate any order, writ, injunction, decree, statute, rule, regulation or law applicable to Parent, New Charter or Merger Subsidiary One, (ii) will not violate or constitute a breach or default under any material agreement by which Parent, New Charter or Merger Subsidiary One may be bound, (iii) except as set forth on Schedule 4(a), will not require the consent of or any notice or other filing with any third party, including any Governmental Authority, and (iv) have been duly and validly authorized, and no other proceedings on the part of Parent, New Charter or Merger Subsidiary One (other than the Parent Stockholder Approval) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent, New Charter and Merger Subsidiary One and, assuming it has been duly and validly authorized, executed and delivered by Liberty Broadband and Liberty Interactive, constitutes a legal, valid and binding obligation of Parent, New Charter and Merger Subsidiary One enforceable against Parent, New Charter and Merger Subsidiary One, respectively, in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws relating to or affecting enforcement of creditors’ rights generally, and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

(b) Merger Subsidiary One represents and warrants that it has a sufficient number of shares of Merger Subsidiary One Common Stock authorized and reserved for issuance to effect the issuance of the Exchange Shares pursuant to the Exchange.

(c) Since the date of its incorporation, Merger Subsidiary One has not engaged in any activities other than in connection with or as contemplated by the Mergers Agreement or this Agreement. Immediately prior to the

Exchange, Merger Subsidiary One shall have no shares of capital stock or securities outstanding, no liabilities and no assets other than, in each case, pursuant to the Mergers Agreement and this Agreement and the transactions contemplated thereby and hereby.

5.	COVENANTS.

(a) In the event that any issuance of shares pursuant to this Agreement would violate any rules or regulations of any governmental or regulatory agency having jurisdiction or any other material law, rule, regulation, order, judgment or decree applicable to the parties hereto (including any of the parties respective Subsidiaries or any of the parties’ respective properties and assets), then each party hereto hereby agrees (i) to cooperate with and assist the other in filing such applications and giving such notices, (ii) to use their respective reasonable best efforts to obtain, and to assist the other in obtaining, such consents, approvals and waivers, and (iii) to take such other actions, including supplying all information necessary for any filing, as any affected party may reasonably request, all as and to the extent necessary or advisable so that the consummation of such sale will not constitute or result in such a violation.

(b) Each party hereto hereby further agrees that it shall not take any action or enter into any agreement restricting or limiting in any material respect its ability to timely and fully to perform all of its material obligations under this Agreement.

(c) The Boards of Directors of Parent and New Charter shall take such action as is necessary to cause the exemption of the acquisition of the LBC Exchange Shares (and the New Charter Common Stock to be received therefor) by Liberty Broadband and the LIC Exchange Shares (and the New Charter Common Stock to be received therefor) by Liberty Interactive from the liability provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated under the Exchange Act or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

(d) Parent, New Charter and Merger Subsidiary One each covenant and agree not to amend, waive or modify, in any material respect, (i) any provision of the Mergers Agreement (A) that is reasonably likely to result in a reduction to the number of Liberty Company Surviving Corporation Shares into which the Exchange Shares shall be converted, or to the number of shares of New Charter Common Stock into which such Liberty Company Surviving Corporation Shares shall be converted, under the terms of the Mergers Agreement, or (B) that is reasonably likely to affect the Intended Tax Treatment, or (ii) Section 9.02(b) of the Mergers Agreement, in each case, without the prior written consent of Liberty Broadband and Liberty Interactive.

(e) Liberty Broadband shall ensure that it is the Beneficial Owner of a number of LBC Exchangeable TWC Shares immediately prior to the Exchange equal to no less than 99% of the number of LBC Current TWC Shares, and Liberty Interactive shall ensure that it is the Beneficial Owner of a number of LIC Exchangeable TWC Shares immediately prior to the Exchange equal to no less than 99% of the number of LIC Current TWC Shares.

6.	CONDITIONS TO THE EXCHANGE.

The obligations of the parties to complete the transactions contemplated under this Agreement are conditioned upon the each condition set forth in Sections 9.01, 9.02 and 9.03 of the Mergers Agreement being satisfied, waived (subject to Section 5(d)) or capable of being satisfied concurrently with the closing of the Mergers Agreement.

7.	TERM; TERMINATION.

This Agreement shall terminate automatically, without further action of the parties hereto if the Mergers Agreement is terminated in accordance with its terms prior to the Closing. This Agreement shall be terminable by Liberty Broadband and Liberty Interactive, on the one hand, or Parent, New Charter and Merger

Sub, on the other hand, upon a material breach of any representation or warranty or material failure to perform any covenant or agreement on the part of the other set forth in this Agreement shall have occurred (for the avoidance of doubt, a breach of the covenant set forth in Section 5(d) shall be deemed to be material).

8.	MISCELLANEOUS.

(a) Remedies. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled, and each party hereby consents, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms hereof, without bonds or other security being required, in addition to any other remedies at law or in equity. In the event that a party institutes any suit or action under this Agreement, including for specific performance or injunctive relief pursuant to this Section 8(a), the prevailing party in such proceeding shall be entitled to receive the costs incurred thereby in conducting the suit or action, including reasonable attorneys’ fees and expenses.

(b) Further Assurances. Each party shall cooperate and take such actions as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

(c) Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(d) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

(e) Jurisdiction. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware, or, if the Court of Chancery lacks subject matter jurisdiction, in any federal court sitting in the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts there from) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

(f) Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated in whole or in part, by operation of Law, or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment or delegation not permitted under this Section 8(f) shall be null and void and shall not relieve the assigning or delegating party of any obligation hereunder. Notwithstanding the foregoing, each of Liberty Broadband and Liberty Interactive shall be entitled to assign this Agreement and any of its rights and obligations hereunder to any of its subsidiaries, provided, that the applicable assignor shall nevertheless remain liable for its obligations under this Agreement notwithstanding any such transfer or assignment.

(g) Descriptive Headings. Headings of Sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

(h) Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Mergers Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. Nothing in this Agreement shall be construed as giving any person, other than the parties hereto and their respective heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof.

(i) Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed), sent by overnight courier (providing proof of delivery) or by electronic mail (but only if followed by transmittal of a copy thereof by (x) national overnight courier or (y) hand delivery with receipt, in each case, for delivery by the second (2nd) Business Day following such electronic mail) to the parties at the following addresses:

If to Parent, New Charter or Merger Subsidiary One, to:

Charter Communications, Inc.

400 Atlantic Street

Stamford, CT 06901

Attention: Richard R. Dykhouse

Facsimile: (203) 564-1377

E-mail: Rick.Dykhouse@chartercom.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:         Steven A. Cohen, Esq.

Facsimile:         (212) 403-2000

E-mail:              SACohen@wlrk.com

If to Liberty Broadband, to:

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, CO 80112

Attention:         Richard N. Baer

Facsimile:         (720) 875-5401

E-mail:              legalnotices@libertymedia.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, NY 10112

Attention:         Frederick H. McGrath, Esq.

     Renee L. Wilm, Esq.

Facsimile:        (212) 259-2500

E-mail:             frederick.mcgrath@bakerbotts.com

     renee.wilm@bakerbotts.com

If to Liberty Interactive, to:

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO 80112

Attention:         Richard N. Baer

Facsimile:         (720) 875-5401

E-mail:              legalnotices@libertymedia.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, NY 10112

Attention:         Frederick H. McGrath, Esq.

                                          Renee L. Wilm, Esq.

Facsimile:        (212) 259-2500

E-mail:             frederick.mcgrath@bakerbotts.com

                                          renee.wilm@bakerbotts.com

or such other address, facsimile number or electronic mail address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

(j) Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(k) Amendments and Waivers. Subject to Section 8(i) hereof, the provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers of or consents to departures from the provisions hereof may not be given, unless such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(l) No Implied Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained herein or made pursuant hereto. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by any party to exercise any right or privilege hereunder shall be deemed a waiver of such party’s rights or privileges hereunder or shall be deemed a waiver of such party’s rights to exercise the same at any subsequent time or times hereunder.

(m) Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this

Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(n) Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of the date first above written.

LIBERTY BROADBAND CORPORATION

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President

CHARTER COMMUNICATIONS, INC.

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

CCH I, LLC

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

NINA CORPORATION I, INC.

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

Schedule 3(a)

Receipt of Parent Stockholder Approval and Company Stockholder Approval

Applicable notices and filings in accordance with the HSR Act.

Schedule 3(b)-1

Equity linked financing arrangements customarily entered into with respect to Company Stock, from time to time, and consistent with past practice, including the cashless collar agreement entered into by Liberty Broadband on March 27, 2015 relating to LBC TWC Shares and the related revolving loan agreement.

Schedule 3(b)-2

Restrictions relating to equity linked financing arrangements customarily entered into with respect to Company Stock, from time to time, and consistent with past practice, including the cashless collar agreement entered into by Liberty Broadband on March 27, 2015 relating to LBC TWC Shares and the related revolving loan agreement.

Schedule 4(a)

Receipt of Parent Stockholder Approval and Company Stockholder Approval

Applicable notices and filings in accordance with the HSR Act.

Annex F

EXECUTION VERSION

VOTING AGREEMENT

AGREEMENT (this “Agreement”), dated as of May 23, 2015, by and between Time Warner Cable Inc., a Delaware corporation (the “Company”) and Liberty Broadband Corporation, a Delaware corporation (the “Stockholder”).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Charter Communications, Inc., a Delaware corporation (“Parent”), CCH I, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“New Charter”), Nina Corporation I, Inc., a Delaware corporation (“Merger Subsidiary One”), Nina Company II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of New Charter (“Merger Subsidiary Two”) and Nina Company III, LLC, a Delaware limited liability company and wholly owned direct subsidiary of Merger Subsidiary Two (“Merger Subsidiary Three”), are entering into an Agreement and Plan of Mergers (as amended or modified from time to time, the “Mergers Agreement”) pursuant to which (a) Merger Subsidiary One will be merged with and into the Company, with the Company continuing as the surviving corporation (the “First Company Merger”), (b) immediately following consummation of the First Company Merger, the Company will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two as the surviving entity (the “Second Company Merger”) and (c) immediately following consummation of the Second Company Merger, Parent will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three as the surviving entity and a wholly owned subsidiary of New Charter (the “Parent Merger”);

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of the number of shares of Parent Stock listed on Schedule 1.01;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, New Charter, Merger Subsidiary One, the Stockholder and Liberty Interactive Corporation (“Liberty Interactive”) are entering into a Contribution Agreement pursuant to which, subject to the terms and conditions contained therein, the Stockholder and Liberty Interactive agree to assign, transfer, convey and deliver shares of Company Stock to Merger Subsidiary One in exchange for shares of common stock of Merger Subsidiary One, as described in such agreement; and

WHEREAS, in order to induce the Company to enter into the Mergers Agreement, the Stockholder has agreed to enter into this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

DEFINED TERMS

Section 1.01. Definitions Generally. For purposes of this Agreement, terms used in this Agreement that are defined in the Mergers Agreement but not in this Agreement shall have the respective meanings ascribed to them in the Mergers Agreement.

Section 1.02. Certain Definitions. In addition, the following terms, as used herein, have the following meanings:

(i) “beneficial ownership” of any security by any person means “beneficial ownership” of such security as determined pursuant to Rule 13d-3 under the 1934 Act, including all securities as to which such person has the right to acquire, without regard to the 60-day period set forth in such rule. The terms “beneficially owned” and “beneficial owner” shall have correlative meanings.

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(ii) “Certificate of Incorporation” means the certificate of incorporation of Parent.

(iii) “Covered Shares” means, at any time, the Stockholder’s Existing Shares and New Shares as of such time.

(iv) “Existing Shares” means all shares of Parent Stock owned of record by the Stockholder or one or more of its subsidiaries and beneficially by the Stockholder as of the date of this Agreement.

(v) “New Charter Stock Issuance” means the issuance of shares of New Charter Common Stock as part of the Merger Consideration.

(vi) “New Shares” means all shares of Parent Stock acquired of record or beneficially from the date hereof to the record date for the Parent Stockholder Meeting.

(vii) “Parent Stock” means the Class A Common Stock of Parent, par value $0.001 per share and any other equity or voting securities of Parent (and any successor in interest thereto) of any class, whether now existing or hereafter authorized and issued.

(viii) “Restricted Period” means the period from the date hereof until the date of termination of this Agreement; provided, that in the event the Merger Agreement is terminated pursuant to Section 10.01(b)(iii)(A) or 10.01(d)(ii) of the Merger Agreement, the expiration of the Restricted Period will be extended for a period of six (6) months following the date of such termination.

Section 1.03. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement unless otherwise specified. All Schedules annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided, that references to the Mergers Agreement will be deemed to refer to the Mergers Agreement as of the date hereof and without giving effect to any amendment, modification or supplement thereto unless such amendment, modification or supplement has been approved or consented to by the Stockholder to the extent required pursuant to the Investment Agreement, dated of even date herewith, by and among Parent, New Charter and the Stockholder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.01. Agreement to Vote.

(a) Agreement to Vote. Until the termination of this Agreement in accordance with Article 6, the Stockholder hereby agrees that at any meeting (whether annual or special and whether or not adjourned or postponed) of the holders of Parent Stock, however called, or in connection with any written consent of the

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holders of Parent Stock, the Stockholder shall vote (or cause to be voted) or deliver a consent (or cause a consent to be delivered) with respect to the Stockholder’s Covered Shares to the fullest extent that such Covered Shares are entitled to be voted at the time of any vote or action by written consent:

(i) in favor of the approval of the Mergers Agreement, the Parent Merger, the New Charter Stock Issuance, the Equity Exchange, the Equity Purchase, and the Stockholders Agreement and the other transactions contemplated by the Mergers Agreement;

(ii) without limitation of the preceding clause (i), in favor of any proposal to adjourn or postpone any meeting of the holders of Parent Stock at which the matter described in the preceding clause (i) is submitted for the consideration and vote of the holders of Parent Stock to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; and

(iii) against any corporate action the consummation of which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Mergers Agreement.

(b) During the Restricted Period, the Stockholder hereby agrees that at any meeting (whether annual or special and whether or not adjourned or postponed) of the holders of Parent Stock, however called, or in connection with any written consent of the holders of Parent Stock, the Stockholder shall vote (or cause to be voted) or deliver a consent (or cause a consent to be delivered) with respect to the Stockholder’s Covered Shares to the fullest extent that such Covered Shares are entitled to be voted at the time of any vote or action by written consent against any Parent Acquisition Proposal, or any transaction that would have constituted a Parent Acquisition Proposal if the Mergers Agreement were then in effect.

(c) Certain Procedural Matters. With respect to any vote required to be cast or consent required to be executed pursuant to Section 2.01(a) or Section 2.01(b), the Stockholder agrees to take (or cause to be taken) all steps reasonably necessary to ensure that all of the Stockholder’s Covered Shares are counted as present for quorum purposes (if applicable) and for purposes of recording the results of the vote or consent.

(d) No Obligation to Exercise Options or Other Rights. Nothing contained in this Section 2.01 shall require the Stockholder (i) to convert, exercise or exchange any Parent Securities to acquire shares of Parent Stock or (ii) to vote or execute any consent with respect to any shares of Parent Stock not issued upon the conversion, exercise or exchange of any Parent Securities prior to the applicable record date for that vote or consent.

Section 2.02. Revocation of Proxies. The Stockholder hereby revokes (or causes to be revoked) any and all previous proxies granted with respect to the Existing Shares that is inconsistent with Section 2.01.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to the Company that:

Section 3.01. Organization. The Stockholder is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization.

Section 3.02. Authorization. The execution, delivery and performance by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby are within the corporate powers of the Stockholder and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

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Section 3.03. No Conflict; Required Filings and Consents. The execution, delivery and performance by the Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation, certificate of formation, agreement of limited partnership or similar organizational documents of the Stockholder, (ii) violate any applicable law to which the Stockholder is subject, (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit or right to which such Stockholder is entitled under, any provision of any agreement or other instrument to which the Stockholder is a party, (iv) result in the imposition of any lien on any Covered Shares (other than any lien created by this Agreement), (v) require any consent, approval, order, authorization or permit of, or registration or filing with or notification to, any Governmental Authority or other person, except for the filing with the SEC of any Schedule 13D or 13G (or amendments thereto) and filings under Section 16 of the 1934 Act as may be required in connection with this Agreement and the transactions contemplated hereby, except, in the case of the foregoing clauses (ii), (iii), (iv) and (v), as would not impact the Stockholder’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated herein on a timely basis.

Section 3.04. Ownership of Shares. As of the date of this Agreement, the Stockholder is the beneficial owner of 28,838,718 outstanding shares of Parent Stock owned of record by the Stockholder or one or more of its subsidiaries, which shares of Parent Stock collectively constitute Existing Shares, free and clear of any lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of any such shares) other than those created by (i) this Agreement, (ii) the amended and restated certificate of incorporation of Parent, (iii) that certain Stockholders Agreement, dated as of March 19, 2013, by and between Parent and Liberty Media Corporation, as amended by the Amendment to Stockholders Agreement, dated September 29, 2014, by and among Parent, Liberty Media Corporation and Stockholder, as such agreement may be further amended on or before the date hereof (the “Parent Stockholders Agreement”) or (iv) U.S. federal or state securities laws. None of the Existing Shares is, and as of the date for any meeting of stockholders of Parent called to approve any matters referred to in Section 2.01, no Covered Shares will be, subject to any voting trust or other agreement or arrangement with respect to the voting of such shares of Parent Stock, other than the Parent Stockholders Agreement.

Section 3.05 Total Shares. The Existing Shares constitute all of the shares of Parent Stock beneficially owned by the Stockholder as of the date hereof and on the record date for the Parent Stockholder Meeting, the Covered Shares will constitute all of the shares of Parent Stock beneficially owned by the Stockholder.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Stockholder that:

Section 4.01. Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the corporate powers of the Company and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 4.02. No Conflict; Required Filings and Consents. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or similar organizational documents of the Company, (ii) violate any applicable law to which the Company is subject, (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit or right to which the Company is entitled under, any provision of any agreement or other

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instrument binding upon the Company, (iv) require any consent, approval, order, authorization or permit of, or registration or filing with or notification to, any Governmental Authority or other person, except for the filing with the SEC of any Schedule 13D or 13G (or amendments thereto) and filings under Section 16 of the 1934 Act as may be required in connection with this Agreement and the transactions contemplated hereby, or (v) result in the imposition of any lien on any material assets of the Company except, in the case of the foregoing clauses (ii), (iii), (iv) and (v), as would not impact the Company’s ability to perform or comply with its obligations under this Agreement or to consummate the transactions contemplated herein on a timely basis.

ARTICLE 5

COVENANTS OF THE STOCKHOLDER

Section 5.01. Restrictions on Transfer. The Stockholder agrees during the Restricted Period, the Stockholder shall not, directly or indirectly, sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (each, a “Transfer”) any shares of Parent Stock owned of record or beneficially by the Stockholder or any interest therein, or any voting rights with respect thereto, or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement), other than (i) in a bona fide sale of Parent Stock to one or more third party acquirers, so long as such third party acquirer executes an instrument, reasonably acceptable to the Company, assuming all the rights, benefits and obligations of the Stockholder under Article 1, Article 2, Sections 5.01 and 5.02, Article 6 and Article 7 hereunder in connection with such transfer, (ii) pursuant to or resulting from the entrance into any swap, hedge, forward sale or other similar arrangement, provided that in the case of this clause (ii), (x) the Stockholder (or one or more of its subsidiaries) retains all voting rights in the subject Parent Stock and (y) the Stockholder agrees not to physically settle such swap, hedge, forward sale or similar arrangement prior to the termination of this Agreement, (iii) a bona fide pledge of, or grant of a security interest in, Parent Stock in connection with any financing arrangements with a financial institution, including any resulting transfer of such pledged shares (or shares in which a security interest has been granted) upon any default and foreclosure under the indebtedness underlying such pledge or security interest, so long as the Stockholder (or one or more of its subsidiaries) retains full voting rights of such pledged shares (or shares in which a security interest has been granted) prior to such default and foreclosure and (iv) any transfer of Parent Stock to a subsidiary or an affiliate of the Stockholder, including any subsidiary or affiliate that ceases to be a subsidiary or an affiliate of the Stockholder as a result of any spin-off, split-off or similar distribution transaction, so long as such subsidiary or affiliate executes an instrument, reasonably acceptable to the Company, assuming all the rights, benefits and obligations of the Stockholder hereunder, in connection with such transfer, which instrument shall be executed (x) in the case of a transfer to a non-wholly owned subsidiary or affiliate, prior to the date of such transfer, and (y) in the case of a transfer to a wholly-owned subsidiary, prior to the consummation of any spin-off, split-off or similar distribution transaction.

Section 5.02. No Proxies. The Stockholder agrees that, during the Restricted Period, the Stockholder shall not directly or indirectly grant any person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of the Stockholder’s Covered Shares that is inconsistent with Section 2.01.

Section 5.03. Non-Solicitation. The Stockholder agrees that it will comply during the Restricted Period with the provisions of Sections 7.04(a)(i)-(iii) and (vii) and the first sentence of Section 7.04(f) of the Mergers Agreement as if it were the Parent party thereto; provided, however, that the foregoing (x) will not restrict or limit the Stockholder’s ability to engage in discussions and negotiations with, and provide information to, providers (or potential providers) of financing to the Stockholder in connection with the Stockholder’s acquisition of additional Parent Shares and to obtain financing from such investors and (y) will not be applicable to any plan or proposal relating to any sale or acquisition of Stockholder, its assets, or any interest therein (other than a sale of any Covered Shares).

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ARTICLE 6

TERMINATION

Section 6.01. Termination. This Agreement and all obligations of the parties hereunder shall automatically terminate upon the earliest to occur of (a) the Effective Time and (b) the termination of the Mergers Agreement in accordance with its terms. Upon the termination of this Agreement, neither the Company nor the Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect; provided, that this Section 6.01 and Sections 7.02 through 7.15 shall survive such termination; provided, further, that the Stockholder’s obligation under Sections 2.01(b) and 2.01(c) and Article 5 will survive until the expiration of the Restricted Period with respect to Covered Shares beneficially owned by the Stockholder at the time of any applicable action required to be taken by the Stockholder during such period. Notwithstanding the foregoing, termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party’s willful breach of any of the terms of this Agreement prior to the date of termination.

ARTICLE 7

MISCELLANEOUS

Section 7.01. Further Assurances. The Company and the Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions necessary to comply with its obligations under this Agreement.

Section 7.02. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or e-mail transmission) and shall be given, if to the Company, to:

Time Warner Cable Inc.

60 Columbus Circle

New York, New York 10023

Attention:	Marc Lawrence-Apfelbaum
Facsimile:	(212) 364-8459

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison, LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention:	Robert B. Schumer
Ariel J. Deckelbaum
Ross A. Fieldston
Facsimile:	(212) 757-3990

if to the Stockholder, to such Stockholder at its address, facsimile number or e-mail address set forth on the applicable signature page hereof, or to such other address, facsimile number or e-mail address as such party may hereafter specify for the purpose by notice to the other party hereto.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt; provided, that in the case of delivery by e-mail or facsimile, a copy is also sent for delivery to the recipient by national overnight courier for delivery by the second (2nd) Business Day following such transmission unless such copy is waived by the recipient. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

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Section 7.03. Amendments and Waivers.

(a) Any provision of this Agreement (including any Schedule hereto) may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 7.04. Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by the Company of the Stockholder’s identity and holding of Covered Shares, the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that the Company reasonably determines is required to be disclosed by applicable law in any Current Report on Form 8-K, any Statement on Schedule 13D, any other disclosure document in connection with the Mergers Agreement and any filings with or notices to Governmental Authorities in connection with the Mergers Agreement, provided that the Company shall give the Stockholder and its legal counsel a reasonable opportunity to review and comment on such publications or disclosure prior to their being made public, and the Company shall consider in good faith all comments of the Stockholder in connection therewith.

Section 7.05. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 7.06. Entire Agreement. This Agreement (including the Schedule hereto) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof.

Section 7.07. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

Section 7.08. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 7.09. Counterparts; Effectiveness. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 7.10. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 7.11. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each party hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.02 shall be deemed effective service of process on such party.

Section 7.12. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 7.14. No Ownership Interest. All rights and ownership of and relating to the Stockholder’s Covered Shares shall remain vested in and belong to the Stockholder, and the Company shall have no authority to exercise any power or authority to direct the Stockholder in the voting of any of the Stockholder’s Covered Shares, except as otherwise specifically provided herein, or in the performance of the Stockholder’s duties or responsibilities as a stockholder of Parent.

Section 7.15 Other Capacities. The Stockholder is signing this Agreement solely in the Stockholder’s capacity as an owner of the Covered Shares, and noting herein shall prohibit, prevent or preclude any designee of such Stockholder from taking or not taking any action in its capacity as an officer or director of Parent.

[The remainder of this page has been intentionally left blank; the next page is the signature page]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

TIME WARNER CABLE INC.

By:	/s/ Robert D. Marcus
Name: Robert D. Marcus Title: Chairman & Chief Executive Officer

[Signature Page to Voting Agreement]

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LIBERTY BROADBAND CORPORATION

By:	/s/ Craig E. Troyer
Name: Craig E. Troyer Title: Vice President and Deputy General Counsel

Address for notices: Liberty Broadband Corporation 12300 Liberty Boulevard Englewood, CO 80112
Attention:	Richard N. Baer
Facsimile:	(720) 875-5401
E-mail:	legalnotices@libertymedia.com
with a copy (which shall not constitute notice) to:
Baker Botts L.L.P. 30 Rockefeller Plaza New York, NY 10112
Attention:	Frederick McGrath
Renee L. Wilm
Facsimile:	(212) 259-2500
E-mail:	frederick.mcgrath@bakerbotts.com
renee.wilm@bakerbotts.com

[Signature Page to Voting Agreement]

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Schedule 1.01

Stockholder Name	Parent Class A Common Stock
Liberty Broadband Corporation	28,838,718

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Annex G

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CHARTER COMMUNICATIONS, INC.

ARTICLE FIRST

NAME OF THE CORPORATION

The name of the corporation is Charter Communications, Inc. (the “Corporation”).

ARTICLE SECOND

REGISTERED OFFICE; REGISTERED AGENT

The registered office of the Corporation is located at 2711 Centerville Road, Suite 400, City of Wilmington, New Castle County, State of Delaware. The name of its registered agent at such address is Corporation Service Company.

ARTICLE THIRD

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”).

ARTICLE FOURTH

STOCK

A. Authorized Capital Stock.

1. The total number of shares of stock that the Corporation shall have authority to issue is 1,150,001,000 shares, consisting of: (a) 900,000,000 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”); (b) 1,000 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock”); and (c) 250,000,000 shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”), issuable in one or more series as hereinafter provided. Except as otherwise provided in this amended and restated certificate of incorporation (this “Certificate of Incorporation”), Class A Common Stock and Class B Common Stock shall be identical in all respects and shall have equal rights and privileges. Class A Common Stock and Class B Common Stock are herein sometimes collectively referred to as the “Common Stock.” The Corporation shall not have the power to issue shares of Class B Common Stock to any person other than an A/N Party (as hereinafter defined) pursuant to the Contribution Agreement (as hereinafter defined). In the event that the Contribution Agreement is terminated, the Corporation shall not have the power to issue shares of Class B Common Stock.

2. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but (i) the number of authorized shares of Class A Common Stock may not be decreased below (a) the number of shares thereof then outstanding plus (b) the number of shares of Class A Common Stock issuable upon the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock, (ii) the number of authorized shares of Class B Common Stock may not be decreased below the number of shares thereof then outstanding and (iii) the number of authorized shares of Preferred Stock may not be decreased below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Common Stock (voting together as a single class) together with any other class of capital stock of the Corporation entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereinafter enacted.

B. Common Stock Voting Rights.

1. The holders of shares of Common Stock shall have the following voting rights and powers:

a. Each holder of Class A Common Stock shall be entitled, with respect to each share of Class A Common Stock held by such holder on the applicable record date, to one (1) vote in person or by proxy on all matters submitted to a vote of the holders of Class A Common Stock, whether voting separately as a class or otherwise; and

b. Subject to Clause B.3 of this Article FOURTH, each A/N Party shall be entitled, with respect to each share of Class B Common Stock held by such A/N Party on the applicable record date, to such number of votes in person or by proxy on all matters submitted to a vote of the holders of Class B Common Stock such that the number of votes to which all A/N Parties shall be entitled with respect to the Class B Common Stock held by them on the applicable record date, in the aggregate, is equal to the number of votes which would attach, in the aggregate but without duplication, to (i) the Class A Common Stock into which all Charter Holdings Class B Common Units (as hereinafter defined) held by the A/N Parties as of the applicable record date are exchangeable and (ii) the Class A Common Stock into which all Charter Holdings Preferred Units (as hereinafter defined) held by the A/N Parties as of the applicable record date (assuming the prior conversion of such Charter Holdings Preferred Units into Charter Holdings Class B Common Units) are exchangeable; in each case, without regard to any restrictions on effecting such exchange, and in accordance with the terms of this Certificate of Incorporation, the LLC Agreement (as hereinafter defined) and the Exchange Agreement (as hereinafter defined). For the avoidance of doubt, each cancellation, retirement or repurchase, including by means of conversion or exchange, of Charter Holdings Class B Common Units and/or Charter Holdings Preferred Units shall automatically reduce the voting power of the Class B Common Stock held by the applicable A/N Party or A/N Parties hereunder as necessary to accord with the provisions of the foregoing sentence. Any holder of Class B Common Stock who is not an A/N Party shall not be entitled to any vote on any matter with respect to any share of Class B Common Stock held by such holder (other than as required by law). Notwithstanding anything herein to the contrary, following the conversion and/or exchange or repurchase, directly or indirectly, by the Corporation of all Charter Holdings Class B Common Units and Charter Holdings Preferred Units held by the A/N Parties, the Class B Common Stock shall automatically be cancelled and shall cease to be authorized hereunder.

2. Except as otherwise required by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation (or if any holders of shares of any series of Preferred Stock are entitled to vote together with the holders of Common Stock, as one class with such holders of such series of Preferred Stock).

3. Without limiting the restrictions in Sections 4.2 and 4.4 of the Second Amended and Restated Stockholders Agreement (as hereinafter defined), the Class B Common Stock will not have voting rights on any matter to the extent that any A/N Party, or any group including one or more A/N Parties, has Beneficial Ownership (as hereinafter defined) of more than 49.5% of the outstanding Class A Common Stock as of the date of record in respect of such matter.

4. From and after the Closing of the A/N Contribution (as hereinafter defined), each Liberty Party (as hereinafter defined) and each A/N Party (except with respect to any Excluded Matter (as hereinafter defined) with respect to such Investor Party (as hereinafter defined)) shall vote, and exercise rights to consent with respect to, all Voting Securities (as hereinafter defined) Beneficially Owned by such Liberty Party or A/N Party, as applicable, or over which such Liberty Party or A/N Party, as applicable, otherwise has voting discretion or control that are in excess of the applicable Investor Party’s Voting Cap (as hereinafter defined) in the same proportion as all other votes cast with respect to the applicable matter (such proportion determined without inclusion of the votes cast by (i) the A/N Parties or the Liberty Parties, respectively (but only if A/N (as hereinafter defined) or Liberty (as hereinafter defined), respectively, has the right to nominate one or more directors of the Corporation under the Second Amended and Restated Stockholders Agreement) or (ii) any other person or group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act (as hereinafter defined)) that Beneficially Owns Voting Securities representing ten percent (10%) or more of the Total Voting Power (as hereinafter defined) (other than any such person or group that reports its holdings of Corporation securities on a statement on Schedule 13G filed with the SEC (as hereinafter defined) and is not required under Section 13(d) of the Exchange Act to file a statement on Schedule 13D with the SEC in respect thereof)).

C. Dividends and Distributions; Splits; Options; Mergers; Liquidation; Preemptive Rights.

1.	Dividends and Distributions.

a. Subject to the preferences applicable to any series of Preferred Stock outstanding at any time, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property or shares of stock of the Corporation as may be declared thereon by the Board of Directors of the Corporation (the “Board of Directors”) from time to time out of the assets or funds of the Corporation legally available therefor; provided, however, that, subject to the provisions of this Clause C.1.a of this Article FOURTH, the Corporation shall not pay dividends or make distributions to any holders of any class of Common Stock unless simultaneously with such dividend or distribution, as the case may be, the Corporation makes the same dividend or distribution with respect to each outstanding share of Common Stock regardless of class.

b. In the case of dividends or other distributions on Common Stock payable in Class A Common Stock or Class B Common Stock, including without limitation distributions pursuant to stock splits or divisions of Class A Common Stock or Class B Common Stock, only shares of Class A Common Stock shall be distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be distributed with respect to Class B Common Stock. In the case of any such dividend or distribution payable in shares of Class A Common Stock or Class B Common Stock, each class of Common Stock shall receive a dividend or distribution in shares of its class of Common Stock and the number of shares of each class of Common Stock payable per share of such class of Common Stock shall be equal in number.

2.	Stock Splits.

The Corporation shall not in any manner subdivide (by any stock split, stock dividend, reclassification, recapitalization or otherwise) or combine (by reverse stock split, reclassification, recapitalization or otherwise) the outstanding shares of one class of Common Stock unless the outstanding shares of all classes of Common Stock shall be proportionately subdivided or combined.

3.	Options, Rights or Warrants.

The Corporation shall have the power to create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the Corporation, options, exchange rights, warrants, convertible rights, and similar rights permitting the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes at the time authorized, such options, exchange rights, warrants, convertible rights and similar rights to have such terms and conditions, and to be evidenced by or in such instrument or instruments, consistent with the terms and provisions of this Certificate of Incorporation and as shall be approved by the Board of Directors.

4.	Mergers, Consolidation, Etc.

In the event that the Corporation shall enter into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or converted into other stock or securities, cash and/or any other property, then, and in such event, the shares of each class of Common Stock shall be exchanged for or converted into the same kind and amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged or converted; provided, however, that, if shares of Common Stock are exchanged for or converted into shares of capital stock, such shares received upon such exchange or conversion may differ, but only in a manner substantially similar to the manner in which Class A Common Stock and Class B Common Stock differ, and, in any event, and without limitation, the voting rights and obligations of the holders of Class B Common Stock and the other relative rights and treatment accorded to the Class A Common Stock and Class B Common Stock in Clause B and this Clause C of this Article FOURTH shall be preserved. To the fullest extent permitted by law, any construction, calculation or interpretation made by the Board of Directors in determining the application of the provisions of this Clause C.4 of this Article FOURTH in good faith shall be conclusive and binding on the Corporation and its stockholders.

5.	Liquidation Rights.

In the event of any dissolution, liquidation or winding-up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and after making provision for the holders of any series of Preferred Stock entitled thereto, the remaining assets and funds of the Corporation, if any, shall be divided among and paid ratably to the holders of the shares of Class A Common Stock and Class B Common Stock treated as a single class.

6.	No Preemptive Rights.

The holders of shares of Common Stock are not entitled to any preemptive right under this Certificate of Incorporation to subscribe for, purchase or receive any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of bonds, debentures or other securities convertible into or exchangeable for stock; provided that the foregoing shall not be deemed to override any contractual preemptive right that an Investor Party may be entitled to pursuant to the provisions of the Second Amended and Restated Stockholders Agreement.

D. Preferred Stock.

Subject to the provisions of this Certificate of Incorporation, including Article FIFTH, the Board of Directors is hereby expressly granted authority from time to time to issue Preferred Stock in one or more series and with respect to any such series, subject to the terms and conditions of this Certificate of Incorporation, to fix by resolution or resolutions the numbers of shares, designations, powers, preferences and relative, participating, optional or other special rights of such series and any qualifications, limitations or restrictions thereof, including, but without limiting the generality of the foregoing, the following:

1. entitling the holders thereof to cumulative, non-cumulative or partially cumulative dividends, or to no dividends;

2. entitling the holders thereof to receive dividends payable on a parity with, junior to, or in preference to, the dividends payable on any other class or series of capital stock of the Corporation;

3. entitling the holders thereof to rights upon the voluntary or involuntary liquidation, dissolution or winding up of, or upon any other distribution of the assets of, the Corporation, on a parity with, junior to or in preference to, the rights of any other class or series of capital stock of the Corporation;

4. providing for the conversion or exchange, at the option of the holder or of the Corporation or both, or upon the happening of a specified event, of the shares of Preferred Stock into shares of any other class or classes or series of capital stock of the Corporation or of any series of the same or any other class or classes, including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine, or providing for no conversion;

5. providing for the redemption, in whole or in part, of the shares of Preferred Stock at the option of the Corporation or the holder thereof, or upon the happening of a specified event, in cash, bonds or other property, at such price or prices (which amount may vary under different conditions and at different redemption dates), within such period or periods, and under such conditions as the Board of Directors shall so provide, including provisions for the creation of a sinking fund for the redemption thereof, or providing for no redemption;

6. providing for voting rights or having limited voting rights or enjoying general, special or multiple voting rights; and

7. specifying the number of shares constituting that series and the distinctive designation of that series.

ARTICLE FIFTH

BOARD OF DIRECTORS

A. Size of the Board of Directors.

From and after the Closing of the A/N Contribution, the number of directors which shall constitute the whole Board of Directors shall be fixed at thirteen (13). In the event the Closing of the A/N Contribution has not occurred or does not occur, the number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

B. Investor Nominees.

1. From and after the Closing of the A/N Contribution, in connection with each annual or special meeting of stockholders of the Corporation at which directors are to be elected (each such annual or special meeting, an “Election Meeting”), each Investor Party shall have the right to designate for nomination (it being understood that such nomination may include any nomination of any incumbent Investor Director (as hereinafter defined) (or a Replacement (as defined in the Second Amended and Restated Stockholders Agreement)) by the Board of Directors (upon the recommendation of the Nominating and Corporate Governance Committee of the Board of Directors)) a number of Investor Designees (as defined in the Second Amended and Restated Stockholders Agreement) as follows, in each case subject to Section 3.8(a) of, and the other limitations set forth in, the Second Amended and Restated Stockholders Agreement:

a. three (3) Investor Designees, if such Investor Party’s Equity Interest (as hereinafter defined) or Voting Interest (as hereinafter defined) is greater than or equal to 20%;

b. two (2) Investor Designees, if such Investor Party’s Equity Interest and Voting Interest are both less than 20% but such Investor Party’s Equity Interest or Voting Interest is greater than or equal to 15%;

c. one (1) Investor Designee, if such Investor Party’s Equity Interest and Voting Interest are both less than 15% but such Investor Party’s Equity Interest or Voting Interest is greater than or equal to 5%; and

d. no Investor Designees, if the Investor Party’s Equity Interest and Voting Interest are both less than 5%;

provided, that notwithstanding the foregoing, A/N shall be entitled to designate two (2) Investor Designees if A/N owns an Equity Interest or Voting Interest of 11% or more

C. Board Action. From and after the Closing of the A/N Contribution:

1. Any action of the Board of Directors other than those described in Clauses C.2, C.3, and C.4 of this Article FIFTH below shall require the approval of the majority of the members of the full Board of Directors.

2. For so long as either A/N or Liberty has a Voting Interest or Equity Interest equal to or greater than 20%, subject to the following Clause C.3 of this Article FIFTH, any Change of Control (as hereinafter defined) shall require the approval of (1) a majority of the full Board of Directors and (2) a majority of the Unaffiliated Directors (as hereinafter defined).

3. Any transaction involving either A/N and/or Liberty (or any of their respective Affiliates (as hereinafter defined) or Associates (as hereinafter defined) and the Corporation, other than a “Preemptive Shares Purchase” (as defined in the Second Amended and Restated Stockholders Agreement) or the exercise by the Corporation of the rights pursuant to Section 4.8 of the Second Amended and Restated Stockholders Agreement, or any transaction in which A/N and/or Liberty (or any of their respective Affiliates or Associates) will be treated differently from the holders of Class A Common Stock or Class B Common Stock, shall require the approval of (1) a majority of the Unaffiliated Directors plus (2) a majority of the directors of the Corporation designated by the Investor Party without such a conflicting interest (provided, that the approval requirement referred to in this sub-clause (2) shall not apply to ordinary course programming and distribution agreements and related ancillary agreements (for example, advertising and promotions) entered into on an arm’s length basis).

4. Any amendment to this Certificate of Incorporation, including the filing of a Certificate of Designations relating to the issuance of any series of Preferred Stock, shall require the approval of (1) a majority of the members of the full Board of Directors and (2) a majority of the Unaffiliated Directors.

5. Decisions of the Unaffiliated Directors shall exclude any who are not Independent (as hereinafter defined) of the Corporation, Liberty and A/N.

6. Any decision with respect to a shareholders rights plan (as such term is commonly understood in connection with corporate transactions) (a “Rights Plan”), including whether to implement a Rights Plan, shall (subject to Section 4.7 of the Second Amended and Restated Stockholders Agreement) be made by a majority of the Unaffiliated Directors.

D. Vacancies.

Subject to the applicable provisions of Section 3.2 of the Second Amended and Restated Stockholders Agreement or, in the event of the termination of the Contribution Agreement prior to the Closing of the A/N Contribution, the Existing Stockholders Agreement (as hereinafter defined), any vacancy on the Board of Directors resulting from death, resignation, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by a majority vote of the directors remaining in office, other than any directors elected or appointed by any class or series of Preferred Stock, voting as a separate class, even if less than a quorum, and in the event that there is only one director remaining in office, by such sole remaining director.

E. Removal.

Any director of the Corporation may be removed from office with or without cause by the affirmative vote of a majority of the voting power of the outstanding shares of Common Stock (and any series of Preferred Stock then entitled to vote generally in an election of directors), voting together as a single class. In the event that any director so removed was an Investor Designee and the applicable Investor Party continues to have the right to nominate a Replacement for the vacancies created by the removal, each such vacancy shall be filled in accordance with the provisions of the Second Amended and Restated Stockholders Agreement. In the event of the termination of the Contribution Agreement prior to the Closing of the A/N Contribution, if any director so removed was a Liberty Director and the Investor (as such term is defined in the Existing Stockholders Agreement) continues to have the right to nominate a Replacement (as such term is defined in the Existing Stockholders Agreement) for the vacancy created by the removal, each such vacancy shall be filled in accordance with the provisions of the Existing Stockholders Agreement.

F. Election by Written Ballot Not Required.

Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

G. Contribution Agreement.

If the Contribution Agreement is terminated in accordance with its terms prior to the Closing of the A/N Contribution, the provisions of Clauses B and C of this Article FIFTH shall be deemed to be void and of no force and effect.

ARTICLE SIXTH

BYLAWS

The Board of Directors may from time to time adopt, make, amend, supplement or repeal the Bylaws, except as provided in this Certificate of Incorporation, the Bylaws or Section 8.2 of the Second Amended and Restated Stockholders Agreement.

ARTICLE SEVENTH

DIRECTOR EXCULPATION

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. No amendment, alteration or repeal of this Article SEVENTH shall eliminate or reduce the effect thereof in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article SEVENTH would accrue or arise, prior to such amendment, alteration or repeal.

ARTICLE EIGHTH

CERTAIN BUSINESS COMBINATIONS

A. Requirements to Effect Certain Business Combinations.

In addition to any affirmative vote required by law or this Certificate of Incorporation or the Bylaws, a Business Combination (as hereinafter defined) involving as a party, or proposed by or on behalf of, an Interested Stockholder (as hereinafter defined) or an Affiliate (as hereinafter defined) or Associate (as hereinafter defined) of an Interested Stockholder or a person who upon consummation of such Business Combination would become an Affiliate or Associate of an Interested Stockholder shall, except as otherwise prohibited by applicable law, as in effect from time to time, require both of the following conditions to be satisfied:

1. a majority of the Continuing Directors (as hereinafter defined) shall have determined (after consultation with their outside legal and financial advisors) that such Business Combination, including without limitation, the consideration to be received in connection therewith, is fair to the Corporation and its stockholders (other than any stockholder that is an Interested Stockholder in respect of such Business Combination and the Affiliates and Associates (if any) of such Interested Stockholder); and

2. holders of not less than a majority of the votes entitled to be cast by the holders of all of the then outstanding shares of Voting Securities (voting together as a single class), excluding Voting Securities Beneficially Owned (as hereinafter defined) by any Interested Stockholder or any Affiliate or Associate of such Interested Stockholder, shall have approved such transaction. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage affirmative vote, or the vote of any other class of stockholders, may otherwise be required, by law or otherwise.

B. Certain Defined Terms.

For purposes of this Article EIGHTH, the following definitions shall apply:

1. “Business Combination” shall mean:

a. any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (i) any Interested Stockholder or (ii) any other company (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Stockholder; or

b. any (i) sale, lease, exchange, mortgage, pledge, transfer or other disposition or hypothecation of assets of the Corporation or of any Subsidiary (whether or not in connection with the dissolution of the Corporation) to or for the benefit of, or (ii) purchase by the Corporation or any Subsidiary from, or (iii) issuance by the Corporation or any Subsidiary of securities to, or (iv) investment, loan, advance, guarantee, participation or other extension of credit by the Corporation or any Subsidiary to, from, in or with or (v) establishment of a partnership, joint venture or other joint enterprise with or for the benefit of, in each case, any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder, which transaction, alone or taken together with any related transaction or transactions, has an aggregate fair market value and/or involves aggregate commitments of $50,000,000 or more or any arrangement, whether as an employee, consultant or otherwise (other than service as a director), pursuant to which any Interested Stockholder or any Affiliate or Associate thereof shall, directly or indirectly, attain any control over or responsibility for the management of any aspect of the business or affairs of the Corporation or any Subsidiary which involves assets which have an aggregate fair market value of $50,000,000 or more; or

c. any (i) reclassification of securities (including any reverse stock split), or (ii) recapitalization of the Corporation (including any change to or exchange of securities of the Corporation), or (iii) merger or consolidation of the Corporation with any of its Subsidiaries or (iv) other transaction (whether or not with or otherwise involving as a party an Interested Stockholder) that, in each case, has the effect, directly or indirectly, of increasing the proportionate share of any class or series of capital stock, or any securities convertible into or exchangeable for capital stock or other equity securities, of the Corporation or any Subsidiary Beneficially Owned by any Interested Stockholder or any Affiliate or Associate of any Interested Stockholder; or

d. any agreement, contract or other arrangement providing for any one or more of the actions specified in the foregoing clauses of this Clause B.1 of this Article EIGHTH.

2. “Affiliate” in respect of a person shall mean any person (other than an Exempt Person) controlling, controlled by or under common control with such person.

3. “Associate” in respect of an individual shall mean (A) any corporation or other organization of which such person is an officer or partner or otherwise participates in a material way in the management or policy-making thereof or is the Beneficial Owner of ten percent (10%) or more of any class of voting equity security, (B) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as a trustee or in a similar fiduciary capacity and (C) any parent or lineal descendant of such person or the spouse of such person or any relative of such person who has the same home as such person or who is a director, officer, partner, limited liability company member, trustee or other fiduciary of any organization of which such person is also a director, officer, partner, limited liability company member, trustee or other fiduciary or substantial beneficiary. The term “Associate” in respect of any company means (A) any director, officer or trustee of such company or in the case of a limited liability company any manager or managing member or in the case of a partnership any general partner, (B) any other person who participates in a material way in the management or policy-making of such company and (C) any person who is the Beneficial Owner of ten percent (10%) or more of any class of equity security of such company. In no event shall an “Associate” include an Exempt Person.

4. A person shall be a “Beneficial Owner” of any capital stock or other securities of the Corporation: (A) which such person or any of its Affiliates or Associates owns or has the economic benefit of ownership of, directly or indirectly; (B) which such person or any of its Affiliates or Associates has, directly or indirectly, (1) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (2) the right to vote pursuant to any agreement, arrangement or understanding; or (C) which any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock, owns or has the economic benefit of ownership of. For the purposes of determining whether a person is an “Interested Stockholder”, the number of shares of capital stock of the Corporation deemed to be outstanding shall include shares deemed Beneficially Owned by such person through application of this Clause B.4 of this Article EIGHTH, but shall not include any other shares of capital stock that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

5. “Continuing Director” with respect to an Interested Stockholder shall mean any member of the Board of Directors (while such person is a member of the Board of Directors) who is not an Affiliate or Associate or representative of such Interested Stockholder (including any person nominated to the Board of Directors by such Interested Stockholder or an Affiliate or Associate of such Interested Stockholder).

6. “Interested Stockholder” shall mean any person (other than (i) the Corporation or any Subsidiary, (ii) any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or (iii) any trustee or fiduciary with respect to any such plan or holding Voting Securities for the purpose of funding any such plan or funding other employee benefits for employees of the Corporation or any Subsidiary when acting in such capacity (the persons and entities described in the foregoing sub-clauses (i) through (iii) being referred to herein as “Exempt Persons”)) who is, or has announced or publicly disclosed a plan or intention to become, the Beneficial Owner of Voting Securities representing ten percent (10%) or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Securities.

7. “Subsidiary” shall mean any corporation, partnership, joint venture or other legal entity of which the Corporation (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, has the power to elect a majority of the members of the board of directors or similar governing body, or has the power to direct the business and policies.

8. “Voting Securities” means the shares of Class A Common Stock and shares of Class B Common Stock, and any securities of the Corporation entitled to vote generally for the election of the directors of the Corporation.

C. Certain Determinations.

A majority of the Continuing Directors shall have the power and duty to determine for the purposes of this Article EIGHTH, on the basis of information known to them after reasonable inquiry, all questions arising under this Article EIGHTH, including without limitation,

1. whether a person is an Interested Stockholder;

2. the number of shares of capital stock or other securities Beneficially Owned by any person;

3. whether a person is an Affiliate or Associate of another person;

4. whether a Business Combination is proposed by or on behalf of an Interested Stockholder or an Affiliate or Associate of an Interested Stockholder or a person who upon consummation of such Business Combination would become an Affiliate or Associate of such Interested Stockholder;

5. whether the assets that are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate fair market value of $50,000,000 or more; and

6. the application of any other term used in this Article EIGHTH.

Any such determination made in good faith shall be binding and conclusive on the Corporation, all of its stockholders and all other parties.

D. Effectiveness and Exceptions.

The provisions of this Article EIGHTH (other than this Clause D, which shall be effective immediately) (i) will be effective if and only if the Contribution Agreement is terminated in accordance with its terms prior to the Closing of the A/N Contribution, in which case all of this Article EIGHTH shall become effective upon such termination, and (ii) shall not apply to any transaction agreed to, entered into or consummated prior to such time. Any non-compliance with this Article EIGHTH or any comparable provision in the Corporation’s or any of its subsidiaries’ organizational documents is waived with respect to any transaction occurring at or prior to the earlier of the Closing of the A/N Contribution and the termination of the Contribution Agreement in accordance with its terms prior to the Closing of the A/N Contribution.

E. Amendment of this Article.

Notwithstanding anything to the contrary in this Certificate of Incorporation (other than Clause D of this Article EIGHTH), any proposal to alter, amend or repeal, or to adopt any provision inconsistent with, this Article EIGHTH, including in each case by merger, consolidation or otherwise, shall require the affirmative vote of the holders of not less than a majority of the votes entitled to be cast by the holders of all of the then outstanding shares of Voting Securities (voting together as a single class), excluding shares of Voting Securities beneficially owned by any Interested Stockholder.

ARTICLE NINTH

AMENDMENT, ETC.

Subject to Clause C.4 of Article FIFTH and, if and when effective, Article EIGHTH, the Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter authorized by the laws of the State of Delaware. All rights, preferences and privileges herein conferred are granted subject to this reservation.

ARTICLE TENTH

FORUM

Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Article TENTH with respect to any current or future action or claim.

ARTICLE ELEVENTH

CERTAIN DEFINITIONS

For purposes of this Certificate of Incorporation, other than Article EIGHTH, the following definitions shall apply:

A. “Affiliate” of a Person has the meaning set forth in Rule 12b-2 under the Exchange Act, and “Affiliated” shall have a correlative meaning; provided that (i) the Corporation and Liberty and their respective Affiliates shall not be deemed to be Affiliates of A/N; (ii) the Corporation and A/N and their respective Affiliates shall not be deemed to be Affiliates of Liberty; and (iii) Liberty and A/N and their respective Affiliates shall not be deemed to be Affiliates of the Corporation or Charter Holdings. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

B. “A/N” means Advance/Newhouse Partnership, a New York general partnership.

C. “A/N Director” means a director of the Corporation designated for nomination by A/N pursuant to Clause B of Article FIFTH of this Certificate of Incorporation and Section 3.2(a) of the Second Amended and Restated Stockholders Agreement or any other director of the Corporation designated for nomination by A/N and elected or appointed pursuant to the provisions of Section 3.1(c) or Section 3.2 of the Second Amended and Restated Stockholders Agreement.

D. “A/N Parties” or “A/N Party” have the respective meanings set forth in the Second Amended and Restated Stockholders Agreement.

E. “A/N Proxy” means the proxy to be granted by A/N to Liberty at the Closing of the A/N Contribution, pursuant to the Proxy Agreement (as defined in the Second Amended and Restated Stockholders Agreement).

F. “A/N Voting Cap Increase Amount” means the lesser of (a) the amount of any Permanent Reduction in Liberty’s Equity Interest below 15%, and (b) 11.5%.

G. “Associate” of a person has the meaning set forth in Rule 12b-2 under the Exchange Act, and “Associated” shall have a correlative meaning; provided that (i) the Corporation and Liberty and their respective Associates shall not be deemed to be Associates of A/N, (ii) the Corporation and A/N and their respective Associates shall not be deemed to be Associates of Liberty and (iii) Liberty and A/N and their respective Associates shall not be deemed to be Associates of the Corporation.

H. “Beneficially Own” with respect to any securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act without limitation by the sixty (60)-day provision in paragraph (d)(1)(i) thereof), and the terms “Beneficial Ownership” and “Beneficial Owner” shall have correlative meanings. Without limiting Section 4.4 of the Second Amended and Restated Stockholders Agreement, any Beneficial Ownership by a person that is jointly owned by A/N and Liberty shall be considered Beneficial Ownership by each such owner to the extent of such owner’s equity ownership in such jointly owned person.

I. “Change of Control” means a transaction or series of related transactions which would result in (i) the then-existing stockholders of the Corporation (on an as-converted or as-exchanged basis) prior to the transaction, or prior to the first transaction if a series of related transactions, no longer having, directly or indirectly, a Voting Interest of 50% or more of the Corporation or any successor company or (ii) any change in the composition of the Board of Directors resulting in the persons constituting the Board of Directors prior to the transaction, or prior to the first transaction if a series of related transactions, ceasing to constitute a majority of the Board of Directors or any successor board of directors (or comparable governing body).

J. “Charter Holdings” means Charter Communications Holdings, LLC, a Delaware limited liability company.

K. “Charter Holdings Class B Common Units” means the Class B Common Units of Charter Holdings.

L. “Charter Holdings Common Units” means the Common Units of Charter Holdings.

M. “Charter Holdings Preferred Units” means the Preferred Units of Charter Holdings.

N. “Charter Holdings Units” means the Charter Holdings Common Units, the Charter Holdings Class B Common Units and the Charter Holdings Preferred Units.

O. “Closing of the A/N Contribution” means the Closing (as defined in the Contribution Agreement).

P. “Contribution Agreement” means the Contribution Agreement, dated and as in effect as of March 31, 2015, by and among Charter Communications, Inc., CCH I, LLC, A/N, A/NPC Holdings LLC and Charter Holdings, as amended on May 23, 2015.

Q. “Equity Interest” means, with respect to either Investor Party, as of any date of determination, the percentage represented by the quotient of, without duplication, (i) the number of shares of Class A Common Stock owned (whether of record or book-entry through a brokerage account held in the name of such Investor Party) by such Investor Party and that would be owned (whether of record or book-entry through a brokerage account held in the name of such Investor Party) by such person on a Fully Exchanged Basis (provided that so long as the A/N Proxy is in effect, the calculation pursuant to this sub-clause (i) shall include the Proxy Shares with respect to A/N and shall exclude the Proxy Shares with respect to Liberty) divided by (ii) the number of shares of Class A Common Stock that would be outstanding on a Fully Exchanged Basis and fully diluted basis.

R. “Equity Securities” means any equity securities of the Corporation or securities convertible into or exercisable or exchangeable for equity securities of the Corporation.

S. “Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

T. “Exchange Agreement” has the meaning set forth in the Contribution Agreement.

U. “Excluded Matter” includes each of the following: (i) any vote of the Corporation’s stockholders on a Change of Control or a sale of all or substantially all of the Corporation’s assets; (ii) any vote of the Corporation’s stockholders to approve any bankruptcy plan or pre-arranged financial restructuring with the creditors of the Corporation or of Charter Holdings; (iii) any vote of the Corporation’s stockholders to approve the creation of a new class of shares of the Corporation or a new class of units of Charter Holdings; (iv) with respect to each Investor Party, any vote of the Corporation’s stockholders to approve any matter not in the ordinary course and relating to a transaction involving the other Investor Party or any of its

Affiliates; and (v) any vote of the Corporation’s stockholders in respect of any resolution that would in any way diminish the voting power of the Class B Common Stock compared to the voting power of the Class A Common Stock (provided, that any such vote shall be an Excluded Matter with respect to Liberty only if such resolution would also in any way diminish the voting power of the Proxy Shares).

V. “Existing Stockholders Agreement” means the Stockholders Agreement, dated as of March 19, 2013, by and between Liberty Media Corporation (and subsequently assigned to Liberty Broadband Corporation) and Charter Communications, Inc., as amended through May 23, 2015, including any amendments contemplated by Section 4.4 of the Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation.

W. “Fully Exchanged Basis” means assuming that all Charter Holdings Class B Common Units were exchanged into shares of Class A Common Stock, and all Charter Holdings Preferred Units were converted into Charter Holdings Class B Common Units and subsequently exchanged into shares of Class A Common Stock, in each case in accordance with the terms of this Certificate of Incorporation, the LLC Agreement and the Exchange Agreement, such that the Corporation was the sole holder of Charter Holdings Units.

X. “Independent” means, with respect to any person, independent within the meaning of SEC and stock exchange rules and under the applicable person’s corporate governance guidelines, and with no material affiliation or other material business, professional or investment relationship with the A/N Parties or the Liberty Parties other than by virtue of his or her relationship with Charter Communications, Inc. (in the case of independent directors of Charter Communications, Inc. as of May 23, 2015, considering only matters originating after May 23, 2015).

Y. “Investor Director” means any of the A/N Directors or the Liberty Directors, as applicable; and “Investor Directors” means all of the A/N Directors and Liberty Directors, collectively.

Z. “Investor Party” means either of A/N or Liberty, as applicable; and “Investor Parties” means A/N and Liberty, collectively.

AA. “Liberty” means Liberty Broadband Corporation, a Delaware corporation; provided, that from and after any Distribution Transaction (as defined in the Second Amended and Restated Stockholders Agreement), the term “Liberty” shall refer solely to the Qualified Distribution Transferee (as defined in the Second Amended and Restated Stockholders Agreement); and provided, further, that in no event shall more than one entity be Liberty for the purposes of this Certificate of Incorporation at any one time.

BB. “Liberty Director” means a director of the Corporation designated for nomination by Liberty pursuant to Clause B of Article FIFTH of this Certificate of Incorporation and Section 3.2(a) of the Second Amended and Restated Stockholders Agreement or any other director of the Corporation designated for nomination by Liberty and elected or appointed pursuant to the provisions of Section 3.2 of the Second Amended and Restated Stockholders Agreement or pursuant to the Existing Stockholders Agreement.

CC. “Liberty Parties” or “Liberty Party” have the meanings set forth in the Second Amended and Restated Stockholders Agreement.

DD. “Liberty Voting Cap Increase Amount” means the lesser of (a) the amount of any Permanent Reduction in A/N’s Equity Interest below fifteen percent (15%), and (b) 11.5%.

EE. “LLC Agreement” has the meaning set forth in the Contribution Agreement.

FF. “Permanent Reduction” of an Investor Party’s Equity Interest shall be deemed to have occurred with respect to a specified percentage of such Investor Party’s Equity Interest following the delivery by such Investor Party of a written notice to the other parties to the Second Amended and Restated Stockholders Agreement that such Investor Party agrees not to acquire Beneficial Ownership of additional Equity Securities within the one year period following such notice (which notice shall be delivered by the applicable Investor Party promptly following the good faith determination by such Investor Party that it intends not to make any such acquisitions); provided, however, that once any Investor Party has an Equity Interest equal to or less than 5%, such Investor Party will be deemed to have Permanently Reduced its

Equity Interest to 5% (including for purposes of the determination of the A/N Voting Cap Increase Amount or Liberty Voting Cap Increase Amount, as applicable).

GG. “person” shall mean any natural person, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, foundation, unincorporated organization or government or other agency or political subdivision thereof.

HH. “Proxy Shares” means the shares of Class A Common Stock and Class B Common Stock to the extent that Liberty has the right to vote such shares pursuant to the A/N Proxy.

II. “SEC” means the U.S. Securities and Exchange Commission.

JJ. “Second Amended and Restated Stockholders Agreement” means the Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015 (without giving effect to any amendments after May 23, 2015), by and among Charter Communications, Inc., CCH I, LLC, Liberty and A/N.

KK. “Total Voting Power” means the total number of votes that may be cast generally in the election of directors of the Corporation if all outstanding Voting Securities were present and voted at a meeting held for such purpose (provided that this calculation shall take into account the number of votes represented by the shares of Class B Common Stock outstanding).

LL. “Unaffiliated Director” means a member of the Board of Directors who is not an Investor Director.

MM. “Voting Cap” means (i) in the case of Liberty, the greater of (A) the greater of 25.01% and 0.01% above the highest Voting Interest of any other person or group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (which, for the avoidance of doubt, shall not exceed 23.5% in the case of A/N), and (B) the sum of (x) 23.5% plus (y) the Liberty Voting Cap Increase Amount; and (ii) in the case of A/N, the sum of 23.5% and the A/N Voting Cap Increase Amount.

NN. “Voting Interest” means, with respect to any person, as of any date of determination, the percentage equal to the quotient of (a) the total number of votes that may be cast generally in the election of directors of the Corporation by such person at a meeting held for such purpose (provided that (i) with respect to determining the Voting Interest of A/N and Liberty, so long as the A/N Proxy is in effect, the calculation pursuant to this clause (a) shall include the votes represented by the Proxy Shares with respect to Liberty and shall exclude the votes represented by the Proxy Shares with respect to A/N and (ii) the calculation pursuant to this clause (a) shall take into account the number of votes represented by the shares of Class B Common Stock outstanding) divided by (b) the Total Voting Power.

OO. “Voting Securities” means the shares of Class A Common Stock and shares of Class B Common Stock, and any securities of the Corporation entitled to vote generally for the election of directors of the Corporation.

Annex H

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

May 23, 2015

Board of Directors

Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

Ladies and Gentlemen:

Attached is our opinion letter, dated May 23, 2015 (“Opinion Letter”), with respect to the fairness from a financial point of view to the holders (other than the Liberty Related Entities (as defined in the Opinion Letter) and Time Warner Cable Inc. (“TWC”) and their respective affiliates) of Class A common stock, par value $0.001 per share, of Charter Communications, Inc. (“Charter”), taking into account the TWC Acquisition (as defined in the Opinion Letter), of the Charter Exchange Ratio (as defined in the Opinion Letter) pursuant to the Agreement and Plan of Mergers, dated as of May 23, 2015, among TWC, Charter, CCH I, LLC, Amazon Corporation I, Inc., Amazon Company II, LLC and Amazon Company III, LLC.

The Opinion Letter is provided for the information and assistance of the Board of Directors of Charter in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Securities and Investment Services Provided by Goldman, Sachs & Co.

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

May 23, 2015

Board of Directors

Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than the Liberty Related Entities (as defined below) and Time Warner Cable Inc. (“TWC”) and their respective affiliates) of Class A common stock, par value $0.001 per share (the “Shares”), of Charter Communications, Inc. (“Charter”), taking into account the TWC Acquisition (as defined below), of the Charter Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Mergers, dated as of May 23, 2015 (the “Agreement”), among TWC, Charter, CCH I, LLC, a wholly-owned subsidiary of the Charter that will convert into a corporation and become the parent of Charter in connection with the transactions contemplated by the Agreement (“New Charter”), Amazon Corporation I, Inc. (“Merger Sub One”), a wholly owned subsidiary of New Charter, Amazon Company II, LLC (“Merger Sub Two”), a wholly owned subsidiary of New Charter, and Amazon Company III, LLC, a wholly owned subsidiary of New Charter (“Merger Sub Three”). Pursuant to the Agreement, a Contribution Agreement, dated as of May 23, 2015 (the “Contribution Agreement”), by and among Liberty Broadband Corporation (“Liberty Broadband”), Liberty Interactive Corporation (“LIC”), New Charter and Merger Sub One, and an Investment Agreement, dated as of May 23, 2015 (the “Investment Agreement”), by and among Charter, New Charter and Liberty Broadband, (a) Merger Sub One will merge with and into TWC, which will subsequently merge with and into Merger Sub Two and each outstanding share of common stock, par value $0.01 (“TWC Common Stock”), of TWC (other than Dissenting Shares (as defined in the Agreement) and a number of shares of TWC Common Stock held by Liberty Broadband and LIC determined in accordance with the Contribution Agreement) will be converted into the right to receive, at the election of the holder thereof, either (i) $100 in cash and a fraction of a share of Class A common stock, par value $0.001 per share (“New Charter Common Stock”), of New Charter equal to 0.5409 multiplied by the Charter Exchange Ratio, (ii) $115 in cash and a fraction of a share of New Charter Common Stock equal to 0.4562 multiplied by the Charter Exchange Ratio, a number of shares of TWC Common Stock held by Liberty Broadband and LIC determined in accordance with the Contribution Agreement will each be exchanged for a number of shares of New Charter Common Stock equal to 1.106 multiplied by the Charter Exchange Ratio, and Liberty Broadband will invest $4.3 billion in cash in New Charter in exchange for a number of shares of New Charter Common Stock equal to 24,300,650 multiplied by the Charter Exchange Ratio (collectively, the “TWC Acquisition”) and (b) Charter will merge with and into Merger Sub Three and each Share (other than Shares held by the Company) will be converted into the right to receive 0.9042 of a share of New Charter Common Stock (the “Charter Exchange Ratio”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services

Securities and Investment Services Provided by Goldman, Sachs & Co.

Board of Directors

Charter Communications, Inc.

May 23, 2015

for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Charter, New Charter, TWC and any of their respective affiliates and third parties, including Liberty Broadband, a significant stockholder of Charter, and affiliates of a significant shareholder of Liberty Broadband (the “Liberty Related Entities”) or any currency or commodity that may be involved in the transactions contemplated by the Agreement, Exchange Agreement and the Investment Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and its affiliates and their customers. We have acted as financial advisor to Charter in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and Charter has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. At your request, affiliates of Goldman, Sachs & Co. have entered into financing commitments and agreements to provide Charter with incremental term loan, revolving credit and bridge loan facilities in connection with the consummation of the Transaction, in each case subject to the terms of such commitments and agreements. We have provided certain financial advisory and/or underwriting services to Charter and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Charter in connection with the acquisition by Charter and New Charter of all of the issued and outstanding limited liability company membership interests of Bright House Networks, LLC (“Bright House”) and certain other assets (collectively, the “Bright House Business”) pursuant to the Contribution Agreement, dated as of March 31, 2015, as amended by Amendment No. 1 thereto, as of May 23, 2015 (such agreement, as so amended, the “BH Agreement”), by and between Advance/Newhouse Partnership (“A/N”), A/NPC Holdings LLC (for limited purposes), Charter and New Charter (the “BH Transaction”); as joint bookrunner in connection with a senior secured term loan due 2021 (aggregate principal amount $3.5 billion) provided to a subsidiary of Charter in September 2014; as joint bookrunner in connection with a public offering of 5.50% Senior Unsecured Notes due 2022 (aggregate principal amount of $1.5 billion) and 5.75% Senior Unsecured Notes due 2024 (aggregate principal amount $2.0 billion) by a subsidiary of Charter in November 2014; as joint bookrunner in connection with a public offering of 5.125% Senior Unsecured Notes due 2023 (aggregate principal amount $1.150 billion), 5.375% Senior Unsecured Notes due 2025 (aggregate principal amount $750 million) and 5.875% Senior Unsecured Notes due 2027 (aggregate principal amount $800 million) in April 2015. We also have provided certain financial advisory and/or underwriting services to the Liberty Related Entities and their respective affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the refinancing of indebtedness of VTR GlobalCom Spa (“VTR GlobalCom”) and certain of its affiliates and the related public offering of 6.875% Senior Secured Notes due 2024 (aggregate principal amount $1,400,000,000) by VTR Finance B.V. in January 2014; as joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2025 (aggregate principal amount of $425,000,000), 5.500% Senior Secured Notes due 2025 (aggregate principal amount £430,000,000) and 6.250% Senior Secured Notes due 2029 (aggregate principal amount £225,000,000) by Virgin Media Secured Finance PLC (“Virgin Media Secured Finance”) in March 2014; as financial advisor to Liberty Global plc (“Liberty Global”) in its acquisition of certain outstanding shares of VTR GlobalCom and VTR Wireless SpA in March 2014; as sole bookrunner with respect to the public offering of 6.250% Senior Secured Notes due 2029 (aggregate principal amount £175,000,000) by Virgin Media Secured Finance in April 2014; as financial advisor to Liberty Global in its acquisition of a 6.400% stake in ITV plc in July 2014; as financial advisor to Liberty Global with respect to a redemption of certain Senior Secured Notes due 2019 and the public offering of 6.375% Senior Secured Notes due 2024 (aggregate principal amount £300,000,000) and 6.000% Senior Secured Notes due 2024 (aggregate principal amount $500,000,000) in October 2014; as joint bookrunner with respect to the public offering of

Board of Directors

Charter Communications, Inc.

May 23, 2015

4.000% Senior Secured Notes due 2025 (aggregate principal amount £1,000,000,000) and 5.000% Senior Secured Notes due 2025 (aggregate principal amount $550,000,000) in December 2014 by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH; as joint bookrunner with respect to the public offering of 3.45% Senior Notes due 2025 (aggregate principal amount of $300,000,000) in February 2015 by Discovery Communications LLC; as bookrunner with respect to the public offering of 5.25% Senior Secured Notes due 2026 (aggregate principal amount $500,000,000) and 4.875% Senior Secured Notes due 2027 (aggregate principal amount £525,000,000) in March 2015 by a subsidiary of Virgin Media Inc.; as bookrunner with respect to the public offering of 5.250% Senior Secured Notes due 2026 (aggregate principal amount of $500,000,000) in April 2015 by a subsidiary of Virgin Media Inc.; as financial advisor to Telenet Group Holding NV (“Telenet”) in connection with its acquisition of BASE Company NV in April 2015; and as joint global coordinator in connection with a 8 year term loan (aggregate principal amount of €800 million) made to Telenet in May 2015. We may also in the future provide financial advisory and/or underwriting services to Charter, New Charter, TWC, the Liberty Related Entities and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Exchange Agreement and the Investment Agreement; annual reports to stockholders and Annual Reports on Form 10-K of Charter and TWC for the five fiscal years ended December 31, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Charter and TWC; certain other communications from Charter and TWC to their respective stockholders; certain publicly available research analyst reports for Charter and TWC; audited financial statements for Bright House for the three fiscal years ended December 31, 2014; unaudited financial results for Bright House for the period from January 1, 2015 through February 28, 2015; and certain internal financial analyses and forecasts for Charter, certain financial analyses and forecasts for TWC, certain financial analyses and forecasts for the Bright House Business, and certain pro forma financial analyses and forecasts for New Charter giving effect to the consummation of the Transaction (both with and without giving effect to the BH Transaction), in each case, as prepared by the management of Charter and approved for our use by Charter (the “Forecasts”), including certain operating synergies projected by the management of Charter to result from the Transaction and the BH Transaction, as approved for our use by Charter (the “Synergies”). We have also held discussions with members of the senior management of TWC regarding their assessment of the past and current business operations, financial condition and future prospects of TWC and with members of the senior management of Charter regarding their assessment of the past and current business operations, financial condition and future prospects of TWC, the Bright House Business, Charter, New Charter and the strategic rationale for, and the potential benefits of, the Transaction and the BH Transaction; reviewed the reported price and trading activity for the Shares and the shares of TWC Common Stock; compared certain financial and stock market information for Charter and TWC with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the cable industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Charter. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Bright House Business, TWC, Charter, New Charter, Bright House or any of their respective subsidiaries and we have not been furnished with any such

Board of Directors

Charter Communications, Inc.

May 23, 2015

evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction (and, if the BH Transaction is consummated, the BH Transaction) will be obtained without any adverse effect on Charter, TWC, Bright House, the Bright House Business or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, the Contribution Agreement and the Investment Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We have also assumed that, if the BH Transaction is consummated, it will be consummated on the terms set forth in the BH Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of Charter to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Charter; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than the Liberty Related Entities and TWC and their respective affiliates) of Shares, as of the date hereof and taking into account the TWC Acquisition, of the Charter Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Charter; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Charter, New Charter, or TWC, or any class of such persons in connection with the Transaction, whether relative to the Charter Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of New Charter Common Stock will trade at any time or as to the impact of the Transaction or the BH Transaction on the solvency or viability of Charter, New Charter, TWC, Bright House, the Bright House Business or the ability of Charter, New Charter, TWC, Bright House the Bright House Business to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Charter in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and taking into account the TWC Acquisition, the Charter Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than the Liberty Related Entities and TWC and their respective affiliates) of Shares.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Annex I

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax 212-902-3000

PERSONAL AND CONFIDENTIAL

May 23, 2015

Board of Directors

Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

Ladies and Gentlemen:

Attached is our opinion letter, dated May 23, 2015 (“Opinion Letter”), with respect to the fairness from a financial point of view to Charter Communications, Inc. (the “Company”), taking into account, among other things, the Issuance and the Tax Receivables Payments (both as defined in the Opinion Letter), of the Aggregate Consideration to be paid for the Bright House Business (both as defined in the Opinion Letter) pursuant to the Contribution Agreement, dated as of March 31, 2015, as amended by Amendment No. 1, dated as of May 23, 2015, by and among Advance/Newhouse Partnership, A/NPC Holdings LLC (for limited purposes), the Company, CCH I, LLC, and Charter Communications Holdings, LLC.

The Opinion Letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Securities and Investment Services Provided by Goldman, Sachs & Co.

200 West Street | New York, NY 10282-2198

Tel. 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

May 23, 2015

Board of Directors

Charter Communications, Inc.

400 Atlantic Street

Stamford, Connecticut 06901

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Charter Communications, Inc. (the “Company”), taking into account, among other things, the issuance to Liberty Broadband Corporation (“Liberty Broadband”) of shares of New Charter Common Stock (as defined below) pursuant to Section 2.1(a) of the Stockholders Agreement (as defined below) (the “Issuance”) and the amounts and timing of the payments estimated by the Company to be payable under the tax receivables agreement contemplated under the “Tax Matters Agreement” in the Term Sheet (as defined below) (the “Tax Receivables Payments”), of the Aggregate Consideration (as defined below) to be paid for the Bright House Business (as defined below) pursuant to the Contribution Agreement, dated as of March 31, 2015, as amended by Amendment No. 1 thereto, as of May 23, 2015 (such agreement, as so amended, the “Agreement”), by and between Advance/Newhouse Partnership (“A/N”), A/NPC Holdings LLC (for limited purposes), the Company, CCH I, LLC, an indirect, wholly-owned subsidiary of the Company that will convert into a corporation and become the parent of the Company in connection with the transactions contemplated by the Agreement (“New Charter”). Pursuant to the Agreement, A/N will contribute to Charter Communications Holdings, LLC, a direct, wholly-owned subsidiary of the Company (“Charter Holdco”), and New Charter all of the issued and outstanding limited liability company membership interests of Bright House Networks, LLC, an indirect, wholly owned subsidiary of A/N (“Bright House”), and certain other assets, as more fully described in the Agreement (collectively, the “Bright House Business”), in exchange for, in the aggregate, $2.014 billion in cash, preferred units of Charter Holdco with a face amount of $2.5 billion, 34,279,843 Class B common units (or, in the event that the TWC Transaction is consummated before the BH Transaction (both as defined below) 30,992,406 Class B common units) of Charter Holdco, and one share of Class B common stock of New Charter (collectively, the “Aggregate Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, New Charter, A/N and any of their respective affiliates and third parties, including Liberty Broadband, a significant stockholder of the Company, and affiliates of a significant shareholder of Liberty Broadband (the “Liberty Related Entities”), or any currency or commodity that may be involved in the transactions contemplated by the Agreement or the Stockholders Agreement (the “BH Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the BH Transaction. We expect to receive fees for our services in connection with the BH Transaction, all of which are contingent upon consummation of the BH Transaction, and the Company has agreed to reimburse certain of our expenses arising,

Securities and Investment Services Provided by Goldman, Sachs & Co.

Board of Directors

Charter Communications, Inc.

May 23, 2015

and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including acting as financial advisor to the Company in connection with the transaction contemplated by the Agreement and Plans of Merger, dated as of May 23, 2015 (the “TWC Agreement”), among Time Warner Cable Inc. (“TWC”), the Company, New Charter, Amazon Corporation I, Inc., Amazon Company II, LLC and Amazon Company III, LLC, the Contribution Agreement, dated as of May 23, 2015 (the “Exchange Agreement”), by and among Liberty Broadband, Liberty Interactive Corporation, New Charter and Amazon Corporation I, Inc., and the Investment Agreement, dated as of May 23, 2015 (the “Investment Agreement”), by and among the Company, New Charter and Liberty Broadband (collectively, the “TWC Transaction”) and providing the Company with commitments for incremental term loan, revolving credit and bridge loan facilities in connection with the consummation of the TWC Transaction; as joint bookrunner in connection with a senior secured term loan due 2021 (aggregate principal amount $3.5 billion) provided to a subsidiary of the Company in September 2014; and as joint bookrunner in connection with a public offering of 5.50% Senior Unsecured Notes due 2022 (aggregate principal amount of $1.5 billion) and 5.75% Senior Unsecured Notes due 2024 (aggregate principal amount $2.0 billion) by a subsidiary of the Company, in November 2014; and as joint bookrunner in connection with a public offering of 5.125% Senior Unsecured Notes due 2023 (aggregate principal amount $1.150 billion), 5.375% Senior Unsecured Notes due 2025 (aggregate principal amount $750 million) and 5.875% Senior Unsecured Notes due 2027 (aggregate principal amount $800 million) in April 2015. We also have provided certain financial advisory and/or underwriting services to the Liberty Related Entities and their respective affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the refinancing of indebtedness of VTR GlobalCom Spa (“VTR GlobalCom”) and certain of its affiliates and the related public offering of 6.875% Senior Secured Notes due 2024 (aggregate principal amount $1,400,000,000) by VTR Finance B.V. in January 2014; as joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2025 (aggregate principal amount of $425,000,000), 5.500% Senior Secured Notes due 2025 (aggregate principal amount £430,000,000) and 6.250% Senior Secured Notes due 2029 (aggregate principal amount £225,000,000) by Virgin Media Secured Finance PLC (“Virgin Media Secured Finance”) in March 2014; as financial advisor to Liberty Global plc (“Liberty Global”) in its acquisition of certain outstanding shares of VTR GlobalCom and VTR Wireless SpA in March 2014; as sole bookrunner with respect to the public offering of 6.250% Senior Secured Notes due 2029 (aggregate principal amount £175,000,000) by Virgin Media Secured Finance in April 2014; as financial advisor to Liberty Global in its acquisition of a 6.400% stake in ITV plc in July 2014; as financial advisor to Liberty Global with respect to a redemption of certain Senior Secured Notes due 2019 and the public offering of 6.375% Senior Secured Notes due 2024 (aggregate principal amount £300,000,000) and 6.000% Senior Secured Notes due 2024 (aggregate principal amount $500,000,000) in October 2014; as joint bookrunner with respect to the public offering of 4.000% Senior Secured Notes due 2025 (aggregate principal amount £1,000,000,000) and 5.000% Senior Secured Notes due 2025 (aggregate principal amount $550,000,000) in December 2014 by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH; as joint bookrunner with respect to the public offering of 3.45% Senior Notes due 2025 (aggregate principal amount of $300,000,000) in February 2015 by Discovery Communications LLC; as bookrunner with respect to public offering of 5.25% Senior Secured Notes due 2026 (aggregate principal amount $500,000,000) and 4.875% Senior Secured Notes due 2027 (aggregate principal amount £525,000,000) in March 2015 by a subsidiary of Virgin Media Inc.; as bookrunner with respect to the public offering of 5.250% Senior Secured Notes due 2026 (aggregate principal amount of $500,000,000) in April 2015 by a subsidiary of Virgin Media Inc.; as financial advisor to Telenet Group Holding NV (“Telenet”) in connection with its acquisition of BASE Company NV in April 2015; and as joint global coordinator in connection with a, 8 year term loan (aggregate principal amount of €800 million) made to Telenet in May 2015. We may also in the future provide financial advisory and/or underwriting services to the Company, New Charter, A/N, the Liberty Related Entities and their respective affiliates for which our Investment Banking Division may receive compensation.

Board of Directors

Charter Communications, Inc.

May 23, 2015

In connection with this opinion, we have reviewed, among other things, the Agreement; the Amended and Restated Stockholders Agreement, dated as of May 23, 2015 (the “Stockholders Agreement”), by and among the Company, New Charter, Liberty Broadband and A/N; the term sheet attached as Exhibit B to the Agreement (the “Term Sheet”); annual reports to stockholders and Annual Reports on Form 10-K of the Company and TWC for the five fiscal years ended December 31, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and TWC; certain other communications from the Company and TWC to their respective stockholders; certain publicly available research analyst reports for the Company and TWC; audited financial statements for Bright House for the three fiscal years ended December 31, 2014; unaudited financial results for Bright House for the period from January 1, 2015 through February 28, 2015; certain internal financial analyses and forecasts for the Company, certain financial analyses and forecasts for the Bright House Business, certain financial analyses and forecasts for TWC and certain pro forma financial analyses and forecasts for New Charter giving effect to the BH Transaction (both with and without giving effect to the TWC Transaction), in each case as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the BH Transaction and the TWC Transaction, as approved for our use by the Company (the “Synergies”). We have held discussions with members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Bright House Business and the Company and the strategic rationale for, and the potential benefits of, the BH Transaction and the TWC Transaction; reviewed the reported price and trading activity for the shares of Class A common stock, par value $0.001 per share, of the Company (“Company Common Stock”), compared certain financial and stock market information for the Company and certain financial information for the Bright House Business with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the cable industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Bright House Business or New Charter, the Company, Bright House, TWC or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the BH Transaction and, if the TWC Transaction is consummated, the TWC Transaction, will be obtained without any adverse effect on the Company, New Charter, Charter Holdco, Bright House, the Bright House Business or TWC or on the expected benefits of the BH Transaction or the TWC Transaction in any way meaningful to our analysis. We have assumed that the BH Transaction will be consummated on the terms set forth in the Agreement and the Stockholders Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We have also assumed that, if the TWC Transaction is consummated, it will be consummated on the terms set forth in the TWC Agreement, the Contribution Agreement and the Investment Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We have also assumed that the Transaction Agreements (other than the Stockholders Agreement) and the Amended and Restated Certificate (both as defined in the Stockholders Agreement) will reflect the terms and conditions set forth in the Term Sheet, without any amendments or modifications the effect of which would be in any way meaningful to our analysis.

Board of Directors

Charter Communications, Inc.

May 23, 2015

Our opinion does not address the underlying business decision of the Company to engage in the BH Transaction, or the relative merits of the BH Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof and taking into account, among others things, the Issuance and the Tax Receivables Payments, of the Aggregate Consideration to be paid by Charter Holdco and New Charter for the Bright House Business pursuant to the Agreement. We do not express any view on, and our opinion does not address, any ongoing obligations of the Company, New Charter, Charter Holdco, any allocation of the Aggregate Consideration, any other term or aspect of the Agreement or the BH Transaction or any other agreement or Instrument contemplated by the Agreement or entered into or amended in connection with the BH Transaction, including, the fairness of the BH Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Bright House, or any class of such persons in connection with the BH Transaction, whether relative to the Aggregate Consideration to be paid by Charter Holdco and New Charter for the Bright House Business in accordance with the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock or the shares of Class A common stock, par value $0.001 per share, of New Charter (“New Charter Common Stock”) will trade at any time or as to the impact of the BH Transaction or the TWC Transaction on the solvency or viability of the Company, New Charter, Charter Holdco, Bright House, the Bright House Business, A/N or TWC or the ability of the Company, New Charter, Charter Holdco, Bright House, the Bright House Business, A/N or TWC to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the Information and assistance of the Board of Directors of the Company in connection with its consideration of the BH Transaction and such opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote with respect to the BH Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and taking into account, among other things, the Issuance and the Tax Receivables Payments, the Aggregate Consideration to be paid by Charter Holdco and New Charter for the Bright House Business pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

(GOLDMAN, SACHS & CO.)

Annex J

LionTree Advisors LLC 660 Madison Avenue, 15th Floor New York, NY 10065

CONFIDENTIAL

May 23, 2015

The Board of Directors

Charter Communications, Inc.

400 Atlantic Street, 10th Floor

Stamford, CT 06901

Dear Members of the Board:

We understand that Charter Communications, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Mergers, to be dated as of May 23, 2015 (the “TWC Agreement”), among the Company, CCH I, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“New Charter”), Time Warner Cable Inc., a Delaware corporation (“TWC”), and certain other direct or indirect subsidiaries of the Company, pursuant to which, among other things:

(a)	prior to the First Company Merger (as defined below), New Charter will be converted into a Delaware corporation and will become a direct wholly owned subsidiary of the Company;

(b)	a subsidiary of the Company will be merged with and into TWC (the “First Company Merger”), with TWC as the surviving corporation in the First Company Merger;

(c)	immediately following consummation of the First Company Merger, TWC will be merged with and into a wholly owned direct subsidiary of New Charter (“Merger Subsidiary Two”) (the “Second Company Merger” and, together with the First Company Merger, the “Company Mergers”), with Merger Subsidiary Two as the surviving corporation in the Second Company Merger;

(d)	immediately following consummation of the Second Company Merger, the Company shall be merged with and into a subsidiary of Merger Subsidiary Two (“Merger Subsidiary Three”) (the “Parent Merger” and, together with the Company Mergers, the “TWC Transactions”), with Merger Subsidiary Three as the surviving entity in the Parent Merger and a wholly owned direct subsidiary of Merger Subsidiary Two; and

(e)	pursuant to the Company Mergers, each share of common stock, par value $0.01 per share, of TWC (other than any Exchange Shares, any Dissenting Shares, any treasury shares, and any shares of TWC common stock held by any direct or indirect wholly owned subsidiary of TWC) (“TWC Common Stock”) will be converted into the right to receive, at the holder’s election, either (A) $100 in cash and 0.5409 shares of New Charter or (B) $115 in cash and 0.4562 shares of New Charter (such consideration, collectively and in the aggregate, the “TWC Consideration”).

In addition, the TWC Agreement contemplates that the Company will enter into an amendment (the “BH Amendment”), dated as of May 23, 2015, to that certain Contribution Agreement, dated as of March 31,2015 (the “Existing BH Agreement” and, as amended by the BH Amendment, the “BH Agreement”; the BH Agreement, together with the TWC Agreement, the “Agreements”), between Advance/Newhouse Partnership, (“A/N”), A/NPC Holdings LLC, the Company, New Charter, and Charter Communications Holdings, LLC (“Charter Holdco”), pursuant to which New Charter and Charter Holdco will acquire the Membership Interests (as defined in the BH Agreement) and all other assets (other than certain excluded assets) and certain liabilities primarily relating to BH’s business that are owned by A/N and its Affiliates (collectively, the “Acquired Assets”), comprising all of the business of Bright House Networks LLC (“BH”), in exchange for (a) $2.014

The Board of Directors

Charter Communications, Inc.

May 23, 2015

billion of cash, (b) 10.3 million preferred units of Charter Holdco with an aggregate liquidation value of $2.5 billion (the “Holdco Preferred Units”), (c) 34.3 million (subject to adjustment as provided in the BH Agreement in the event that the TWC Transactions are consummated prior to the BH Transaction) common units of Charter Holdco (the “Holdco Common Units”), and (d) 1 Class B common share of New Charter (the “Class B Share” and, together with the Holdco Preferred Units and the Holdco Common Units, the “New Equity”; the aggregate amount of such cash to be paid and the New Equity to be issued, the “BH Consideration”; the BH Consideration and the TWC Consideration are collectively referred to herein as the “Consideration”) (the “BH Transaction” and, together with the TWC Transactions, the “Transactions”).

Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the TWC Agreement and, if not defined in the TWC Agreement, have the meanings ascribed thereto in the BH Agreement. The terms and conditions of the Transactions are more fully set forth in the Agreements.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the TWC Consideration to be paid by the Company for the TWC Common Stock pursuant to the TWC Agreement.

In arriving at our opinion, we have, among other things:

(i)	reviewed (A) a draft of the TWC Agreement, dated May 23, 2015, (B) a draft of the BH Amendment, dated May 23, 2015, (C) the Existing BH Agreement, and (D) a draft of the Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), dated as of May 23, 2015, among A/N, Charter, New Charter, and Liberty Broadband Corporation (“Liberty”);

(ii)	reviewed certain publicly available business and financial information relating to TWC, BH, and the Company;

(iii)	reviewed certain internal financial estimates and other data relating to the business and financial prospects of the Company, TWC, and BH that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates for the fiscal year ending 2015 (and, with respect to BH, also for the fiscal year ended 2014);

(iv)	reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, after giving pro forma effect to (A) the TWC Transactions and (B) the TWC Transactions and the BH Transaction, in each case, that were provided to us (and prepared) by the management of the Company and not publicly available, including financial forecasts and estimates for the fiscal years ending 2015 through 2019 (as well as certain estimates for utilization of tax assets beyond 2019 through the full utilization of such tax assets);

(v)	reviewed certain estimates of dis-synergies and synergies, in each case, for (A) the fiscal years ending 2016 through 2019 with respect to the Company and TWC, (B) the fiscal years ending 2016 through 2019 with respect to the Company, BH, and TWC, and (C) the fiscal years ending 2014 and 2015 with respect to the Company and BH (collectively, the “Transaction Effects”), prepared by the management of the Company;

(vi)	conducted discussions with members of the senior management of the Company, BH, and TWC concerning the business and financial prospects of the Company, BH, and TWC, as well as the Transaction Effects;

(vii)	reviewed current and historical market prices of the Company’s Class A common stock (the “Company Common Stock”) and TWC’s common stock;

The Board of Directors

Charter Communications, Inc.

May 23, 2015

(viii)	reviewed certain publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant;

(ix)	compared certain financial terms of the Transactions with the publicly available financial terms of certain other transactions we believe to be generally relevant;

(x)	reviewed certain pro forma effects relating to the TWC Transactions and the BH Transaction, including the effects of anticipated financings, prepared by the management of the Company; and

(xi)	conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. With your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, BH, or TWC, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, Transaction Effects and pro forma effects referred to above, we have assumed, based on advice of management of the Company, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, BH, and TWC, including the Transaction Effects and pro forma effects. We express no opinion with respect to such forecasts or estimates, including any Transaction Effects or pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates, including Transaction Effects, referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that for U.S. federal income tax purposes (i) the payment of cash consideration pursuant to the First Company Merger will be treated as a distribution in redemption of Company Stock subject to the provisions of Section 302(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the Second Company Merger will qualify as a reorganization within the meaning Section 368(a) of the Code and the regulations promulgated thereunder, and (iii) the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder. This opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Our opinion does not address the relative merits of the Transactions or any related transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transactions or any related transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transactions or any related transaction. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the TWC Consideration to be paid by the Company for the TWC Common Stock pursuant to the TWC Agreement. We have not been asked to, nor do we, offer any opinion with respect to any post-closing adjustments to the Consideration or any portion thereof (in each case, whether as a result of any working capital adjustment, indemnification obligations, or otherwise), any ongoing obligations of the Company or any of its affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, voting, registration rights, or otherwise, contained in any agreement related to the Transactions, including the BH Agreement or the Transaction Documents (as defined in the BH Agreement)), any allocation of the Consideration (or any portion thereof), the fair market value of TWC, BH, or the Acquired Assets, or any other term or aspect of the Agreements or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreements or entered into or amended in connection with the Transactions, including the fairness of the

The Board of Directors

Charter Communications, Inc.

May 23, 2015

Transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company, BH, or TWC. In particular, we have not been asked to, nor do we, offer any opinion as to (i) the terms of the transactions between Liberty and its affiliates, on the one hand, and the Company and its affiliates, on the other hand, that are contemplated by the Agreements, (ii) the terms of the Stockholders Agreement or any of the other Transaction Documents (as defined in the BH Agreement), or (iii) the terms of the contemplated amendments to the Company’s certificate of incorporation. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the TWC Consideration or the BH Consideration. This letter should not be construed as creating any fiduciary duty on the part of LionTree to any party. We express no opinion as to what the value of the New Equity (or any portion thereof) or the Company Common Stock will be when issued pursuant to the Transactions or the prices at which the New Equity (or any portion thereof), the Company Common Stock, or TWC shares will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the TWC Agreement and the final executed form of the BH Amendment will not differ in any material respect from the draft that we have reviewed, (ii) the representations and warranties of the parties to the Agreements are true and correct in all material respects, (iii) the parties to the Agreements will comply with and perform all material covenants and agreements required to be complied with or performed by such parties under the Agreements, and (iv) the Transactions will be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. We have also assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Company, TWC, BH, or the Transactions.

This opinion is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Transactions.

We have acted as financial advisor to the Company in connection with the Transactions and will receive a fee for our services, which is contingent upon the successful completion of the Transactions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past, we and our affiliates have provided investment banking services to the Company and its affiliates unrelated to the proposed Transactions (as well as such services provided by us and our affiliates in connection with the Existing Agreement), for which we and our affiliates received compensation, including having acted as (i) financial advisor to the Company and its affiliates (including Liberty and its affiliates) in connection with certain merger and acquisition transactions or matters (including the BH Agreement and the TWC Agreement) and (ii) co-manager in connection with certain debt offerings of the Company and its affiliates. We and our affiliates may also seek to provide such services to the Company and its affiliates (including Liberty and its affiliates) in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of the Company, BH, and TWC and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of LionTree.

The Board of Directors

Charter Communications, Inc.

May 23, 2015

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the TWC Consideration to be paid for the TWC Common Stock pursuant to the TWC Agreement is fair, from a financial point of view, to the Company.

Very truly yours, LionTree Advisors LLC

By:	/s/ Ehren Stenzler
Name: Ehren Stenzler
Title: Managing Partner

Annex K

LionTree Advisors LLC 660 Madison Avenue, 15th Floor New York, NY 10065

CONFIDENTIAL

May 23, 2015

The Board of Directors

Charter Communications, Inc.

400 Atlantic Street, 10th Floor

Stamford, CT 06901

Dear Members of the Board:

We understand that Charter Communications, Inc. (the “Company”) proposes to enter into an amendment (the “BH Amendment”), dated as of May 23, 2015, to that certain Contribution Agreement, dated as of March 31, 2015 (the “Existing BH Agreement” and, as amended by the BH Amendment, the “BH Agreement”), between Advance/Newhouse Partnership, (“A/N”), A/NPC Holdings LLC, the Company, New Charter, and Charter Communications Holdings, LLC (“Charter Holdco”), pursuant to which New Charter and Charter Holdco will acquire the Membership Interests (as defined in the BH Agreement) and all other assets (other than certain excluded assets) and certain liabilities primarily relating to BH’s business that are owned by A/N and its Affiliates (collectively, the “Acquired Assets”), comprising all of the business of Bright House Networks LLC (“BH”), in exchange for (a) $2.014 billion of cash, (b) 10.3 million preferred units of Charter Holdco with an aggregate liquidation value of $2.5 billion (the “Holdco Preferred Units”), (c) 34.3 million (subject to adjustment as provided in the BH Agreement in the event that the TWC Transactions are consummated prior to the BH Transaction) common units of Charter Holdco (the “Holdco Common Units”), and (d) 1 Class B common share of New Charter (the “Class B Share” and, together with the Holdco Preferred Units and the Holdco Common Units, the “New Equity”; the aggregate amount of such cash to be paid and the New Equity to be issued, the “BH Consideration”) (the “BH Transaction”).

In addition, the BH Agreement contemplates that the Company will enter into an Agreement and Plan of Mergers, to be dated as of May 23, 2015 (the “TWC Agreement” and, together with the BH Agreement, the “Agreements”), among the Company, CCH I, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“New Charter”), Time Warner Cable Inc., a Delaware corporation (“TWC”), and certain other direct or indirect subsidiaries of the Company, pursuant to which, among other things:

(a)	prior to the First Company Merger (as defined below), New Charter will be converted into a Delaware corporation and will become a direct wholly owned subsidiary of the Company;

(b)	a subsidiary of the Company will be merged with and into TWC (the “First Company Merger”), with TWC as the surviving corporation in the First Company Merger;

(c)	immediately following consummation of the First Company Merger, TWC will be merged with and into a wholly owned direct subsidiary of New Charter (“Merger Subsidiary Two”) (the “Second Company Merger” and, together with the First Company Merger, the “Company Mergers”), with Merger Subsidiary Two as the surviving corporation in the Second Company Merger;

(d)	immediately following consummation of the Second Company Merger, the Company shall be merged with and into a subsidiary of Merger Subsidiary Two (“Merger Subsidiary Three”) (the “Parent Merger” and, together with the Company Mergers, the “TWC Transactions”), with Merger Subsidiary Three as the surviving entity in the Parent Merger and a wholly owned direct subsidiary of Merger Subsidiary Two; and

The Board of Directors

Charter Communications, Inc.

May 23, 2015

(e)	pursuant to the Company Mergers, each share of common stock, par value $0.01 per share, of TWC (other than any Exchange Shares, any Dissenting Shares, any treasury shares, and any shares of TWC common stock held by any direct or indirect wholly owned subsidiary of TWC) (“TWC Common Stock”) will be converted into the right to receive, at the holder’s election, either (A) $100 in cash and 0.5409 shares of New Charter or (B) $115 in cash and 0.4562 shares of New Charter (such consideration, collectively and in the aggregate, the “TWC Consideration”; the BH Consideration and the TWC Consideration are collectively referred to herein as the “Consideration”).

Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the TWC Agreement and, if not defined in the TWC Agreement, have the meanings ascribed thereto in the BH Agreement. The terms and conditions of the Transactions are more fully set forth in the Agreements.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the BH Consideration to be paid by the Company for the Acquired Assets pursuant to the BH Agreement.

In arriving at our opinion, we have, among other things:

(i)	reviewed (A) a draft of the TWC Agreement, dated May 23, 2015, (B) a draft of the BH Amendment, dated May 23, 2015, (C) the Existing BH Agreement, and (D) a draft of the Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), dated as of May 23, 2015, among A/N, Charter, New Charter, and Liberty Broadband Corporation (“Liberty”);

(ii)	reviewed certain publicly available business and financial information relating to TWC, BH, and the Company;

(iii)	reviewed certain internal financial estimates and other data relating to the business and financial prospects of the Company, TWC, and BH that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates for the fiscal year ending 2015 (and, with respect to BH, also for the fiscal year ended 2014);

(iv)	reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, after giving pro forma effect to (A) the BH Transaction and (B) the TWC Transactions and the BH Transaction, in each case, that were provided to us (and prepared) by the management of the Company and not publicly available, including financial forecasts and estimates for the fiscal years ending 2015 through 2019 (as well as certain estimates for utilization of tax assets beyond 2019 through the full utilization of such tax assets);

(v)	reviewed certain estimates of dis-synergies and synergies, in each case, for (A) the fiscal years ending 2016 through 2019 with respect to the Company and TWC, (B) the fiscal years ending 2016 through 2019 with respect to the Company, BH, and TWC, and (C) the fiscal years ending 2014 and 2015 with respect to the Company and BH (collectively, the “Transaction Effects”), prepared by the management of the Company;

(vi)	conducted discussions with members of the senior management of the Company, BH, and TWC concerning the business and financial prospects of the Company, BH, and TWC, as well as the Transaction Effects;

(vii)	reviewed current and historical market prices of the Company’s Class A common stock (the “Company Common Stock”) and TWC’s common stock;

(viii)	reviewed certain publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant;

The Board of Directors

Charter Communications, Inc.

May 23, 2015

(ix)	compared certain financial terms of the Transactions with the publicly available financial terms of certain other transactions we believe to be generally relevant;

(x)	reviewed certain pro forma effects relating to the TWC Transactions and the BH Transaction, including the effects of anticipated financings, prepared by the management of the Company; and

(xi)	conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. With your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, BH, or TWC, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, Transaction Effects and pro forma effects referred to above, we have assumed, based on advice of management of the Company, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, BH, and TWC, including the Transaction Effects and pro forma effects. We express no opinion with respect to such forecasts or estimates, including any Transaction Effects or pro forma effects. In addition, we have assumed with your approval that the financial forecasts and estimates, including Transaction Effects, referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that for U.S. federal income tax purposes (i) the payment of cash consideration pursuant to the First Company Merger will be treated as a distribution in redemption of Company Stock subject to the provisions of Section 302(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the Second Company Merger will qualify as a reorganization within the meaning Section 368(a) of the Code and the regulations promulgated thereunder, and (iii) the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder. This opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Our opinion does not address the relative merits of the Transactions or any related transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transactions or any related transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transactions or any related transaction. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the BH Consideration to be paid by the Company for the Acquired Assets pursuant to the BH Agreement. We have not been asked to, nor do we, offer any opinion with respect to any post-closing adjustments to the Consideration or any portion thereof (in each case, whether as a result of any working capital adjustment, indemnification obligations, or otherwise), any ongoing obligations of the Company or any of its affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, voting, registration rights, or otherwise, contained in any agreement related to the Transactions, including the BH Agreement or the Transaction Documents (as defined in the BH Agreement)), any allocation of the Consideration (or any portion thereof), the fair market value of TWC, BH, or the Acquired Assets, or any other term or aspect of the Agreements or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreements or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company, BH, or TWC. In particular, we have not been asked to, nor do

The Board of Directors

Charter Communications, Inc.

May 23, 2015

we, offer any opinion as to (i) the terms of the transactions between Liberty and its affiliates, on the one hand, and the Company and its affiliates, on the other hand, that are contemplated by the Agreements, (ii) the terms of the Stockholders Agreement or any of the other Transaction Documents (as defined in the BH Agreement), or (iii) the terms of the contemplated amendments to the Company’s certificate of incorporation. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the TWC Consideration or the BH Consideration. This letter should not be construed as creating any fiduciary duty on the part of LionTree to any party. We express no opinion as to what the value of the New Equity (or any portion thereof) or the Company Common Stock will be when issued pursuant to the Transactions or the prices at which the New Equity (or any portion thereof), the Company Common Stock, or TWC shares will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the TWC Agreement and the final executed form of the BH Amendment will not differ in any material respect from the draft that we have reviewed, (ii) the representations and warranties of the parties to the Agreements are true and correct in all material respects, (iii) the parties to the Agreements will comply with and perform all material covenants and agreements required to be complied with or performed by such parties under the Agreements, and (iv) the Transactions will be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. We have also assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Company, TWC, BH, or the Transactions.

This opinion is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Transactions.

We have acted as financial advisor to the Company in connection with the Transactions and will receive a fee for our services, which is contingent upon the successful completion of the Transactions, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past, we and our affiliates have provided investment banking services to the Company and its affiliates unrelated to the proposed Transactions (as well as such services provided by us and our affiliates in connection with the Existing Agreement), for which we and our affiliates received compensation, including having acted as (i) financial advisor to the Company and its affiliates (including Liberty and its affiliates) in connection with certain merger and acquisition transactions or matters (including the BH Agreement and the TWC Agreement) and (ii) co-manager in connection with certain debt offerings of the Company and its affiliates. We and our affiliates may also seek to provide such services to the Company and its affiliates (including Liberty and its affiliates) in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of the Company, BH, and TWC and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of LionTree.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the BH Consideration to be paid for the Acquired Assets pursuant to the BH Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

LionTree Advisors LLC

By:	/s/ Ehren Stenzler
Name:	Ehren Stenzler
Title:	Managing Partner

Annex L

[LETTERHEAD OF ALLEN & COMPANY LLC]

May 23, 2015

The Board of Directors

Time Warner Cable Inc.

60 Columbus Circle

New York, NY 10023

The Board of Directors:

We understand that Time Warner Cable Inc., a Delaware corporation (“TWC”), Charter Communications, Inc., a Delaware corporation (“Charter”), CCH I, LLC, a Delaware limited liability company and wholly owned subsidiary of Charter (“New Charter”), Nina Corporation I, Inc., a Delaware corporation (“Merger Subsidiary One”), Nina Company II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of New Charter (“Merger Subsidiary Two”), and Nina Company III, LLC, a Delaware limited liability company and wholly owned direct subsidiary of Merger Subsidiary Two (“Merger Subsidiary Three”), propose to enter into an Agreement and Plan of Mergers (the “Merger Agreement”) pursuant to which Charter will acquire TWC (the “Transaction”) through the following series of transactions: (i) following completion of an Equity Exchange (as defined below), Merger Subsidiary One will be merged with and into TWC, with TWC as the surviving corporation (“TWC Surviving Corporation” and, such merger, the “First TWC Merger”), (ii) following completion of the First TWC Merger, TWC Surviving Corporation will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two as the surviving corporation (“Merger Subsidiary Two Surviving Corporation” and, such merger, the “Second TWC Merger”), and (iii) following the Second TWC Merger, Charter will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three as the surviving corporation and a wholly owned direct subsidiary of Merger Subsidiary Two Surviving Corporation (such merger, the “Charter Merger”). The Merger Agreement provides that (a) pursuant to the First TWC Merger, each outstanding share of the common stock, par value $0.01 per share, of TWC (“TWC Common Stock”) will be converted into the right to receive, at the election of the holder thereof, either (1) $100 in cash (the “TWC Option A Cash Consideration”) and a number of shares of the common stock, par value $0.01 per share, of TWC Surviving Corporation (“TWC Surviving Corporation Common Stock”) equal to the product of 0.5409 multiplied by 0.9042 (such resulting number of shares of TWC Surviving Corporation Common Stock, together with the TWC Option A Cash Consideration, the “TWC Option A Merger Consideration”) or (2) $115 in cash (the “TWC Option B Cash Consideration”) and a number of shares of TWC Surviving Corporation Common Stock equal to the product of 0.4562 multiplied by 0.9042 (such resulting number of shares of TWC Surviving Corporation Common Stock, the TWC Option B Cash Consideration and the TWC Option A Merger Consideration, taken together in the aggregate, the “TWC Merger Consideration”), (b) pursuant to the Second TWC Merger, each outstanding share of TWC Surviving Corporation Common Stock will be converted into the right to receive one share of Class A common stock, par value $0.001 per share, of New Charter (“New Charter Class A Common Stock”) and (c) pursuant to the Charter Merger, each outstanding share of Class A common stock, par value $0.001 per share, of Charter (“Charter Class A Common Stock”) will be converted into the right to receive a number of shares of New Charter Class A Common Stock equal to 0.9042.

We also understand that, in connection with the transactions contemplated by the Merger Agreement, among other things, (i) Charter, New Charter and Merger Subsidiary One will enter into a Contribution Agreement with Liberty Broadband Corporation (“Liberty Broadband”) and Liberty Interactive Corp. (“Liberty Interactive” and, together with Liberty Broadband, the “Liberty Entities”) pursuant to which the Liberty Entities will assign, transfer, convey and deliver shares of TWC Common Stock to Merger Subsidiary One in exchange for shares of the common stock of Merger Subsidiary One (such transaction, the “Equity Exchange”), (ii) Charter and New Charter will enter into an Investment Agreement with Liberty Broadband pursuant to which Liberty Broadband will invest $4.3 billion in New Charter in exchange for shares of New Charter Class A Common

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

Stock at a per share purchase price of $176.95 and (iii) Charter, New Charter and the other parties thereto will enter into certain amended agreements relating to the proposed acquisition by Charter or its affiliates of Bright House Networks, LLC (“Bright House” and such, acquisition and related transactions, the “Bright House Acquisition”), and, in connection therewith, Liberty Broadband will commit to invest an additional $700 million upon consummation of the Bright House Acquisition. The foregoing transactions, together with the Charter Merger and the other transactions contemplated by the Merger Agreement (other than the First TWC Merger and the Second TWC Merger), are collectively referred to as the “Related Transactions.” The terms and conditions of the Transaction and the Related Transactions are more fully described in the Merger Agreement and related documents.

As you know, Allen & Company LLC (“Allen”) has acted as financial advisor to TWC in connection with the proposed Transaction and has been asked to render an opinion to the Board of Directors of TWC (the “Board”) as to the fairness, from a financial point of view, to holders of TWC Common Stock (other than Charter, the Liberty Entities and their respective affiliates) of the TWC Merger Consideration. For such services, TWC has agreed to pay to Allen a separate cash fee contingent upon consummation of the Transaction (the “Transaction Fee”) and TWC also has agreed to pay Allen a cash fee upon delivery of this opinion (the “Opinion Fee”). No portion of the Opinion Fee is contingent upon either the conclusion expressed in this opinion or successful consummation of the Transaction. TWC also has agreed to reimburse Allen’s reasonable expenses and to indemnify Allen against certain liabilities arising out of our engagement.

Allen, as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Allen in the past has provided, currently is providing and in the future may provide investment banking services to TWC, Charter, New Charter and/or certain of their respective affiliates or entities in which they have investments, for which services Allen has received and/or may receive compensation, including during the two-year period prior to the date hereof, having acted or acting (i) as financial advisor to TWC in connection with certain merger and acquisition transactions or matters, including with respect to Charter’s unsolicited acquisition proposal for TWC publicly disclosed in 2014 and TWC’s previously announced and terminated transaction with Comcast Corporation, and (ii) as financial advisor to certain affiliates of Charter, including Liberty Interactive, in connection with certain merger and acquisition transactions or matters. Also, as you are aware, a managing director of Allen (who is not a member of the deal team for the Transaction) is a member of the board of directors of Liberty Global plc and Discovery Communications, Inc. In the ordinary course, Allen as a broker-dealer and market maker and certain of Allen’s affiliates may have long or short positions, either on a discretionary or non-discretionary basis, for Allen’s own account or for those of Allen’s clients, in the debt and equity securities (or related derivative securities) of TWC, Charter, New Charter or their respective affiliates. The issuance of this opinion has been approved by Allen’s fairness opinion committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with TWC and Charter as well as information which we received during the course of this assignment, including information provided by the managements of TWC and Charter in the course of discussions relating to the Transaction as more fully described below. In arriving at our opinion, we neither conducted a physical inspection of the properties or facilities of TWC, Charter, New Charter or any other entity nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent, off-balance sheet or otherwise) of TWC, Charter, New Charter or any other entity, or conducted any analysis concerning the solvency of TWC, Charter, New Charter or any other entity.

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

In arriving at our opinion, we have, among other things:

(i)	reviewed the financial terms and conditions of the Transaction as reflected in a draft, dated May 23, 2015, of the Merger Agreement;

(ii)	reviewed certain publicly available historical business and financial information relating to TWC and Charter, including public filings of TWC and Charter and historical market prices and trading volumes for TWC Common Stock and Charter Class A Common Stock;

(iii)	reviewed certain internal financial forecasts, estimates and other financial and operating data of TWC provided to or discussed with us by the management of TWC, including certain internal financial forecasts, estimates and other financial and operating data of TWC prepared by the management of TWC for calendar years 2015 and 2016, certain estimates of the management of TWC as to the net operating losses and other tax attributes of TWC and, as directed by and discussed with TWC’s management, certain publicly available research analysts’ estimates relating to TWC for calendar years 2017 and 2018 as adjusted by the management of TWC, with standalone unlevered after-tax free cash flows for TWC in calendar years 2019 through 2024 extrapolated based on certain assumed growth rates provided by the management of TWC (collectively, the “TWC Forecasts”);

(iv)	reviewed certain internal financial forecasts, estimates and other financial and operating data of Charter provided to or discussed with us by the management of Charter, including certain estimates of the management of Charter as to the net operating losses and other tax attributes of Charter and, as directed by and discussed with the management of Charter, certain publicly available research analysts’ estimates relating to Charter for calendar year 2015 and certain publicly available estimates of a research analyst relating to Charter for calendar years 2016 through 2019 as adjusted by the management of Charter (collectively, the “Charter Forecasts”);

(v)	held discussions with the managements of TWC and Charter relating to the past and current operations and financial condition and prospects of TWC and Charter;

(vi)	reviewed the strategic rationale for the Transaction and certain information relating to potential cost savings and other benefits anticipated by the management of Charter to result from the Transaction and the Related Transactions;

(vii)	reviewed the potential pro forma financial impact of the Transaction and the Related Transactions (including the Bright House Acquisition) on the future financial performance of New Charter;

(viii)	reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses that we deemed generally relevant in evaluating TWC and Charter;

(ix)	reviewed certain publicly available financial information relating to selected transactions that we deemed generally relevant in evaluating the Transaction; and

(x)	conducted such other financial analyses and investigations as we deemed necessary or appropriate for purposes of the opinion expressed herein.

In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to us from public sources, provided to or discussed with us by TWC, Charter or their respective representatives or otherwise reviewed by us. With respect to the TWC Forecasts that we have been directed by the management of TWC to utilize for purposes of our analyses, we have been advised by such

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

management and we have assumed, at your direction, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future operating and financial performance of TWC and the other matters covered thereby. With respect to the publicly available forecasts and estimates reflected in the Charter Forecasts that we have been directed by the management of Charter to utilize for purposes of our analyses, we have been advised by such management and we assumed, with your consent, that they reflect reasonable estimates and judgments as to, and are a reasonable basis upon which to evaluate, the future operating and financial performance of Charter and the other matters covered thereby. We also have been advised by the management of Charter and we have assumed, with your consent, that the financial forecasts and other estimates reflected in the Charter Forecasts relating to Bright House prepared by the management of Charter, the net operating losses and other tax attributes of Charter and the potential cost savings and other benefits anticipated by such management to result from the Transaction and the Related Transactions have been reasonably prepared on bases reflecting such management’s best currently available estimates and judgments. We further have assumed, with your consent, that the financial results reflected in the TWC Forecasts, the Charter Forecasts and the other information and data utilized in our analyses will be realized at the times and in the amounts projected. We assume no responsibility for and express no view or opinion as to any forecasts, estimates or other information or data, including the TWC Forecasts, the Charter Forecasts, potential cost savings and other benefits or financial forecasts or other estimates relating to Bright House, or the assumptions on which they are based. We have assumed, with your consent, that there will be no developments with respect to any of the following matters that would have an adverse effect in any material respect on TWC, Charter, New Charter, the Transaction or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion: (i) the Related Transactions, including the timing thereof and assets, liabilities and financial and other terms involved; (ii) the potential impact on TWC, Charter and New Charter of market and other trends in and prospects for, and governmental, regulatory and legislative policies and matters relating to or affecting, the cable industry; (iii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, content providers and customers; and (iv) the ability to integrate the businesses of TWC and Charter.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

It is understood that this opinion is intended for the benefit and use of the Board (in its capacity as such) in connection with its evaluation of the Transaction. This opinion does not constitute a recommendation as to the course of action that the Board or TWC should pursue in connection with the Transaction or the Related Transactions, or otherwise address the merits of the underlying decision by TWC to engage in the Transaction and the Related Transactions, including in comparison to other strategies or transactions that might be available to TWC or in which TWC might engage. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on TWC’s behalf with respect to the acquisition of all or a part of TWC. This opinion does not constitute advice or a recommendation to any stockholder as to the form or relative fairness of the TWC Merger Consideration to be elected by such stockholder or as to how such stockholder should vote or act on any matter relating to the Transaction, the Related Transactions or otherwise. We do not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation or consideration payable to any officers, directors or employees of any party to the Transaction, or any class of such persons or any other party, relative to the TWC Merger Consideration or otherwise. We are not expressing any opinion as to the actual value of New Charter Class A Common Stock (or

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

other securities of New Charter or any other entity) when issued in connection with the Transaction or the prices at which New Charter Class A Common Stock (or other securities of New Charter or any other entity) or TWC Common Stock may trade or otherwise be transferable at any time.

In addition, we do not express any opinion as to any tax or other consequences that might result from the Transaction or the Related Transactions, nor does our opinion address any legal, regulatory, tax or accounting matters, as to which we understand that TWC obtained such advice as it deemed necessary from qualified professionals. We have assumed, with your consent, that (i) the Transaction and the Related Transactions will be consummated in accordance with their respective terms (including the terms of any commitment letters and related financing documents) and all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and (ii) all governmental, regulatory or other consents or approvals necessary for consummation of the Transaction and the Related Transactions will be obtained without delay, limitation, restriction or condition, including any divestiture requirements, that would have an adverse effect on TWC, Charter, New Charter, the Transaction or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Transaction and the Related Transactions will have the tax treatment contemplated by the Merger Agreement. We further have assumed, with your consent, that the final executed Merger Agreement will not differ in any material respect from the draft reviewed by us.

Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, to holders of TWC Common Stock (other than Charter, the Liberty Entities and their respective affiliates) of the TWC Merger Consideration (to the extent expressly specified herein). Our opinion does not address any other term, aspect or implication of the Transaction, including, without limitation, the form or structure of the TWC Merger Consideration or the Transaction, any Related Transactions or any voting or other agreement, arrangement or understanding entered into in connection with the Transaction, the Related Transactions or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the TWC Merger Consideration to be paid to holders of TWC Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Charter, the Liberty Entities and their respective affiliates).

Very truly yours,

ALLEN & COMPANY LLC

Annex M

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

May 23, 2015

The Board of Directors

Time Warner Cable Inc.

60 Columbus Circle

New York, NY 10023

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Time Warner Cable Inc. (“TWC”) of the TWC Merger Consideration (defined below) to be received by such holders (other than Charter (as defined below), the Liberty Entities (as defined below) and their respective affiliates) pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Mergers (the “Merger Agreement”) proposed to be entered into among TWC, Charter Communications, Inc. (“Charter”), CCH I, LLC, a wholly owned subsidiary of Charter (“New Charter”), Nina Corporation I, Inc. (“Merger Subsidiary One”), Nina Company II, LLC, a wholly owned direct subsidiary of New Charter (“Merger Subsidiary Two”), and Nina Company III, LLC, a wholly owned direct subsidiary of Merger Subsidiary Two (“Merger Subsidiary Three”). As more fully described in the Merger Agreement, Charter will acquire TWC (the “Transaction”) through the following series of transactions: (i) following completion of an Equity Exchange (as defined below), Merger Subsidiary One will be merged with and into TWC, with TWC as the surviving corporation (“TWC Surviving Corporation” and, such merger, the “First TWC Merger”), (ii) following completion of the First TWC Merger, TWC Surviving Corporation will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two as the surviving corporation (“Merger Subsidiary Two Surviving Corporation” and, such merger, the “Second TWC Merger”), and (iii) following the Second TWC Merger, Charter will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three as the surviving corporation and a wholly owned direct subsidiary of Merger Subsidiary Two Surviving Corporation (such merger, the “Charter Merger”). The Merger Agreement provides that (a) pursuant to the First TWC Merger, each outstanding share of the common stock, par value $0.01 per share, of TWC (“TWC Common Stock”) will be converted into the right to receive, at the election of the holder thereof, either (1) $100 in cash (the “TWC Option A Cash Consideration”) and a number of shares of the common stock, par value $0.01 per share, of TWC Surviving Corporation (“TWC Surviving Corporation Common Stock”) equal to the product of 0.5409 multiplied by 0.9042 (such resulting number of shares of TWC Surviving Corporation Common Stock, together with the TWC Option A Cash Consideration, the “TWC Option A Merger Consideration”) or (2) $115 in cash (the “TWC Option B Cash Consideration”) and a number of shares of TWC Surviving Corporation Common Stock equal to the product of 0.4562 multiplied by 0.9042 (such resulting number of shares of TWC Surviving Corporation Common Stock, the TWC Option B Cash Consideration and the TWC Option A Merger Consideration, taken together in the aggregate, the “TWC Merger Consideration”), (b) pursuant to the Second TWC Merger, each outstanding share of TWC Surviving Corporation Common Stock will be converted into the right to receive one share of Class A common stock, par value $0.001 per share, of New Charter (“New Charter Class A Common Stock”) and (c) pursuant to the Charter Merger, each outstanding share of Class A common stock, par value $0.001 per share, of Charter (“Charter Class A Common Stock”) will be converted into the right to receive a number of shares of New Charter Class A Common Stock equal to 0.9042.

We also understand that, in connection with the transactions contemplated by the Merger Agreement, among other things, (i) Charter, New Charter and Merger Subsidiary One will enter into a Contribution Agreement with Liberty Broadband Corporation (“Liberty Broadband”) and Liberty Interactive Corp. (“Liberty Interactive” and, together with Liberty Broadband, the “Liberty Entities”) pursuant to which the Liberty Entities will assign, transfer, convey and deliver shares of TWC Common Stock to Merger Subsidiary One in exchange for shares of the common stock of Merger Subsidiary One (such transaction, the “Equity Exchange”), (ii) Charter and New

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

Charter will enter into an Investment Agreement with Liberty Broadband pursuant to which Liberty Broadband will invest $4.3 billion in New Charter in exchange for shares of New Charter Class A Common Stock at a per share purchase price of $176.95 and (iii) Charter, New Charter and the other parties thereto will enter into certain amended agreements relating to the proposed acquisition by Charter or its affiliates of Bright House Networks, LLC (“Bright House” and, such acquisition and related transactions, the “Bright House Acquisition”), and, in connection therewith, Liberty Broadband will commit to invest an additional $700 million upon consummation of the Bright House Acquisition. The foregoing transactions, together with the Charter Merger and the other transactions contemplated by the Merger Agreement (other than the First TWC Merger and the Second TWC Merger), are collectively referred to as the “Related Transactions.” The terms and conditions of the Transaction and the Related Transactions are more fully described in the Merger Agreement and related documents.

In arriving at our opinion, we reviewed a draft, dated May 23, 2015, of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of TWC and certain senior officers and other representatives and advisors of Charter concerning the businesses, operations and prospects of TWC and Charter. We reviewed certain publicly available and other business and financial information relating to TWC provided to or otherwise discussed with us by the management of TWC, including certain internal financial forecasts, estimates and other financial and operating data of TWC prepared by the management of TWC for calendar years 2015 and 2016, certain estimates of the management of TWC as to the net operating losses and other tax attributes of TWC and, as directed by and discussed with TWC’s management, certain publicly available research analysts’ estimates relating to TWC for calendar years 2017 and 2018 as adjusted by the management of TWC, with standalone unlevered after-tax free cash flows for TWC in calendar years 2019 through 2024 extrapolated based on certain assumed growth rates provided by the management of TWC (collectively, the “TWC Forecasts”). We reviewed certain publicly available and other business and financial information relating to Charter provided to or otherwise discussed with us by the management of Charter, including certain estimates of the management of Charter as to the net operating losses and other tax attributes of Charter and, as directed by and discussed with the management of Charter, certain publicly available research analysts’ estimates relating to Charter for calendar year 2015 and certain publicly available estimates of a research analyst relating to Charter for calendar years 2016 through 2019 as adjusted by the management of Charter (collectively, the “Charter Forecasts”) and certain information relating to potential strategic and operational benefits (including the amount, timing and achievability of potential cost savings) anticipated by the management of Charter to result from the Transaction and the Related Transactions. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of TWC Common Stock and Charter Class A Common Stock; the historical and projected earnings and other operating data of TWC and Charter; and the capitalization and financial condition of TWC and Charter. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of TWC and Charter. We also evaluated certain potential pro forma financial effects of the Transaction and the Related Transactions (including the Bright House Acquisition) on New Charter. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of TWC and Charter that they are

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the TWC Forecasts that we have been directed by the management of TWC to utilize for purposes of our analyses, we have been advised by such management and we have assumed, with your consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial performance of TWC and the other matters covered thereby. With respect to the publicly available financial forecasts and other information and data reflected in the Charter Forecasts that we have been directed by the management of Charter to utilize for purposes of our analyses, we have assumed, with your consent, that they reflect reasonable estimates and judgments as to, and are a reasonable basis upon which to evaluate, the future financial performance of Charter and the other matters covered thereby. We also have been advised and we have assumed, with your consent, that the financial forecasts and other estimates reflected in the Charter Forecasts relating to Bright House prepared by the management of Charter, the net operating losses and other tax attributes of Charter and the potential cost savings and other benefits anticipated by such management to result from the Transaction and the Related Transactions, including the amount, timing and achievability thereof, have been reasonably prepared and reflect such management’s best currently available estimates and judgments. We further have assumed, with your consent, that the financial results reflected in the TWC Forecasts, the Charter Forecasts and the other information and data utilized in our analyses will be realized at the times and in the amounts projected. We have assumed, with your consent, that there will be no developments with respect to any of the following matters that would have an adverse effect in any material respect on TWC, Charter, New Charter, the Transaction or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion: (i) the Related Transactions, including the timing thereof and assets, liabilities and financial and other terms involved; (ii) the potential impact on TWC, Charter and New Charter of market and other trends in and prospects for, and governmental, regulatory and legislative policies and matters relating to or affecting, the cable industry; (iii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, content providers and customers; and (iv) the ability to integrate the businesses of TWC and Charter.

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, off-balance sheet or otherwise) of TWC, Charter, New Charter or any other entity nor have we made any physical inspection of the properties or assets of TWC, Charter, New Charter or any other entity. We have assumed, with your consent, that the Transaction and the Related Transactions will be consummated in accordance with the terms of the Merger Agreement and related documents (including commitment letters and related financing documents) and all applicable laws and relevant documents or requirements without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases and waivers for the Transaction and Related Transactions, no delay, limitation, restriction or condition, including any divestiture requirements, will be imposed that would have an adverse effect on TWC, Charter, New Charter, the Transaction or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We are not expressing any view or opinion as to the actual value of New Charter Class A Common Stock (or other securities of New Charter or any other entity) when issued in the Transaction or the prices at which New Charter Class A Common Stock (or other securities of New Charter or any other entity) or TWC Common Stock will trade or otherwise be transferable at any time. We have assumed, with your consent, that the Transaction and the Related Transactions will have the tax treatment contemplated by the Merger Agreement. Representatives of TWC have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We are not expressing any opinion with respect to accounting, tax, regulatory, legal or similar matters and we have relied, with your consent, upon the assessments of representatives of TWC and Charter as to such matters.

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the TWC Merger Consideration (to the extent expressly specified herein) and does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the TWC Merger Consideration or the Transaction, any Related Transactions or any voting agreement or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction, the Related Transactions or otherwise. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on TWC’s behalf with respect to the acquisition of all or a part of TWC. We express no view as to, and our opinion does not address, the underlying business decision of TWC to effect the Transaction or the Related Transactions, the relative merits of the Transaction and the Related Transactions as compared to any alternative business strategies that might exist for TWC or the effect of any other transaction in which TWC might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the TWC Merger Consideration or otherwise. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to TWC in connection with the proposed Merger and will receive a fee for such services, the principal portion of which is contingent upon consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to TWC, Charter, New Charter and/or their respective affiliates or entities in which they have investments unrelated to the Transaction, for which services we and our affiliates have received and would expect to receive compensation including, during the two-year period prior to the date hereof, having acted or acting (i) as financial advisor to TWC in connection with certain merger and acquisition transactions and matters, including Charter’s unsolicited acquisition proposal for TWC publicly disclosed in 2014 and TWC’s previously announced and terminated transaction with Comcast Corporation, (ii) an underwriter and/or co-manager in connection with certain securities offerings of Charter and/or its affiliates and (iii) as lender, administrative agent, joint lead arranger, joint bookrunner and/or syndication agent, as applicable, in connection with certain credit facilities of TWC, Charter and/or their respective affiliates. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of TWC, Charter and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with TWC, Charter, New Charter and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of TWC (in its capacity as such) in its evaluation of the proposed Transaction. Our opinion is not intended to be and does not constitute a recommendation to any stockholder as to the form or relative fairness of the TWC Merger Consideration to be elected by such stockholder or as to how such stockholder should vote or act on any matters relating to the proposed Transaction, the Related Transactions or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the TWC Merger Consideration to be received by holders of TWC Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Charter, the Liberty Entities and their respective affiliates).

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex N

[LETTERHEAD OF MORGAN STANLEY & CO. LLC]

May 23, 2015

Board of Directors

Time Warner Cable Inc.

60 Columbus Circle

New York, NY 10023

Members of the Board:

We understand that Time Warner Cable Inc. (“TWC”), Charter Communications, Inc. (“Charter”), CCH I, LLC, a wholly owned subsidiary of Charter (“New Charter”), Nina Corporation I, Inc. (“Merger Subsidiary One”), Nina Company II, LLC, a wholly owned direct subsidiary of New Charter (“Merger Subsidiary Two”), and Nina Company III, LLC, a wholly owned direct subsidiary of Merger Subsidiary Two (“Merger Subsidiary Three”), propose to enter into an Agreement and Plan of Mergers, substantially in the form of the draft dated May 23, 2015 (the “Merger Agreement”), which provides, among other things, for the acquisition by Charter of TWC (the “Transaction”) through the following series of transactions: (i) following completion of an Equity Exchange (as defined below), Merger Subsidiary One will be merged with and into TWC, with TWC as the surviving corporation (“TWC Surviving Corporation” and, such merger, the “First TWC Merger”), (ii) following completion of the First TWC Merger, TWC Surviving Corporation will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two as the surviving corporation (“Merger Subsidiary Two Surviving Corporation” and, such merger, the “Second TWC Merger”), and (iii) following the Second TWC Merger, Charter will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three as the surviving corporation and a wholly owned direct subsidiary of Merger Subsidiary Two Surviving Corporation (such merger, the “Charter Merger”). The Merger Agreement provides that (a) pursuant to the First TWC Merger, each outstanding share of the common stock, par value $0.01 per share, of TWC (“TWC Common Stock”), other than (w) shares of TWC Common Stock held by TWC as treasury stock, (x) shares of TWC Common Stock owned by Merger Subsidiary One, (y) shares of TWC Common Stock held by any wholly owned subsidiary of TWC or Charter (other than Merger Subsidiary One) or (z) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive, at the election of the holder thereof, either (1) $100 in cash (the “TWC Option A Cash Consideration”) and a number of shares of the common stock, par value $0.01 per share, of TWC Surviving Corporation (“TWC Surviving Corporation Common Stock”) equal to the product of 0.5409 multiplied by 0.9042 (such resulting number of shares of TWC Surviving Corporation Common Stock, together with the TWC Option A Cash Consideration, the “TWC Option A Merger Consideration”) or (2) $115 in cash (the “TWC Option B Cash Consideration”) and a number of shares of TWC Surviving Corporation Common Stock equal to the product of 0.4562 multiplied by 0.9042 (such resulting number of shares of TWC Surviving Corporation Common Stock, the TWC Option B Cash Consideration and the TWC Option A Merger Consideration, taken together in the aggregate, the “TWC Merger Consideration”), (b) pursuant to the Second TWC Merger, each outstanding share of TWC Surviving Corporation Common Stock will be converted into the right to receive one share of Class A common stock, par value $0.001 per share, of New Charter (“New Charter Class A Common Stock”) and (c) pursuant to the Charter Merger, each outstanding share of Class A common stock, par value $0.001 per share, of Charter (“Charter Class A Common Stock”), other than shares held by Charter as treasury stock or shares owned directly by Charter, will be converted into the right to receive a number of shares of New Charter Class A Common Stock equal to 0.9042.

We also understand that, in connection with the transactions contemplated by the Merger Agreement, among other things, (i) Charter, New Charter and Merger Subsidiary One will enter into a Contribution Agreement with Liberty Broadband Corporation (“Liberty Broadband”) and Liberty Interactive Corp. (“Liberty Interactive” and, together with Liberty Broadband, the “Liberty Entities”) pursuant to which the Liberty Entities will assign, transfer, convey and deliver shares of TWC Common Stock to Merger Subsidiary One in exchange for shares of the common stock of Merger Subsidiary One (such transaction, the “Equity Exchange”), (ii) Charter and New Charter will enter into an Investment Agreement with Liberty Broadband pursuant to which Liberty Broadband will invest $4.3 billion in New Charter in exchange for shares of New Charter Class A Common Stock at a per share purchase price of $176.95 and (iii) Charter, New Charter and the other parties thereto will enter into certain amended agreements relating to the proposed acquisition by Charter or its affiliates of Bright House Networks, LLC (“Bright House” and, such acquisition and related transactions, the “Bright House Acquisition”), and, in connection therewith, Liberty Broadband will commit to invest an additional $700 million upon consummation of the Bright House Acquisition. The foregoing transactions, together with the Charter Merger and the other transactions contemplated by the Merger Agreement (other than the First TWC Merger and the Second TWC Merger), are collectively referred to as the “Related Transactions.” The terms and conditions of the Transaction and the Related Transactions are more fully set forth in the Merger Agreement and related documents.

You have asked for our opinion as to whether the TWC Merger Consideration to be received by the holders of shares of TWC Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of TWC Common Stock (other than Charter, the Liberty Entities and their respective affiliates).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of TWC and Charter, respectively;

2)	Reviewed certain internal financial projections, estimates and other financial and operating data relating to TWC supplied or otherwise made available to or discussed with us by the management of TWC, including certain internal financial projections, estimates and other financial and operating data of TWC prepared by the management of TWC for calendar years 2015 and 2016, certain estimates of the management of TWC as to the net operating losses and other tax attributes of TWC and, as directed by and discussed with TWC’s management, certain publicly available research analysts’ estimates relating to TWC for calendar years 2017 and 2018 as adjusted by the management of TWC, with standalone unlevered after-tax free cash flows for TWC in calendar years 2019 through 2024 extrapolated based on certain assumed growth rates provided by the management of TWC (collectively, the “TWC Projections”);

3)	Reviewed certain internal financial projections, estimates and other financial and operating data relating to Charter supplied or otherwise made available to or discussed with us by the management of Charter, including certain estimates of the management of Charter as to the net operating losses and other tax attributes of Charter and, as directed by and discussed with the management of Charter, certain publicly available research analysts’ estimates relating to Charter for calendar year 2015 and certain publicly available estimates of a research analyst relating to Charter for calendar years 2016 through 2019 as adjusted by the management of Charter (collectively, the “Charter Projections”);

4)	Reviewed information relating to certain strategic, financial and operational benefits (including potential cost savings) anticipated from the Transaction and the Related Transactions prepared by the management of Charter;

5)	Discussed the past and current operations and financial condition and the prospects of TWC, including information relating to potential cost savings and certain other strategic, financial and operational benefits anticipated from the Transaction and the Related Transactions, with senior executives of TWC;

6)	Discussed the past and current operations and financial condition and the prospects of Charter, including information relating to potential cost savings and certain other strategic, financial and operational benefits anticipated from the Transaction and the Related Transactions, with senior executives of Charter;

7)	Reviewed the potential pro forma financial impact of the Transaction and the Related Transactions (including the Bright House Acquisition) on New Charter’s levered free cash flow per share;

8)	Reviewed the reported prices and trading activity for TWC Common Stock and Charter Class A Common Stock;

9)	Compared the financial performance of TWC and Charter and the prices and trading activity of TWC Common Stock and Charter Class A Common Stock with that of certain other publicly-traded companies comparable with TWC and Charter, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of TWC and Charter and their respective financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to or discussed with us by TWC and Charter, and formed a substantial basis for this opinion. With respect to the TWC Projections that we have been directed by the management of TWC to utilize for purposes of our analyses, we have been advised by such management and we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management of the future financial performance of TWC. With respect to the publicly available financial projections and estimates reflected in the Charter Projections that we have been directed by the management of Charter to utilize for purposes of our analyses, we have assumed, with your consent, that they reflect reasonable estimates and judgments as to, and are a reasonable basis upon which to evaluate, the future financial performance of Charter. We also have been advised and we have assumed that the financial forecasts and other estimates reflected in the Charter Projections relating to Bright House prepared by the management of Charter, the net operating losses and other tax attributes of Charter and certain strategic, financial and operational benefits (including potential cost savings) anticipated from the Transaction and the Related Transactions prepared by such management have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management. We further have assumed that the financial results reflected in the TWC Projections, the Charter Projections and the other information and data utilized in our analyses will be realized in the amounts and at the times forecasted. We have assumed, with your consent, that there will be no developments with respect to any of the following matters that would have an adverse effect in any material respect on TWC, Charter, New Charter, the Transaction or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion: (i) the Related Transactions, including the timing thereof and assets, liabilities and financial and other terms involved; (ii) the potential impact on TWC, Charter and New Charter of market and other trends in and prospects for, and governmental, regulatory and legislative policies and matters relating to or affecting, the cable industry; (iii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, content providers and customers; and (iv) the ability to integrate the businesses of TWC and Charter.

In addition, we have assumed that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the draft Merger Agreement reviewed by us and that the Transaction and the Related Transactions will be consummated in accordance with the terms set forth in the Merger Agreement and related documents (including commitment letters and related financing documents) and in accordance with all applicable laws and relevant documents or requirements without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Transaction and the Related Transactions will have the tax treatment contemplated by the Merger Agreement. We also have assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the proposed Transaction and the Related Transactions, no delays, limitations, conditions or restrictions, including any divestiture requirements, will be imposed that would have an adverse effect on TWC, Charter, New Charter, the Transaction or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analysis or this opinion. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of TWC and Charter and their respective legal, tax or regulatory advisors with respect to legal, tax, or regulatory matters.

Our opinion does not address TWC’s underlying business decision to proceed with or effect the Transaction or the Related Transactions, or the relative merits of the Transaction and the Related Transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. This opinion is limited to and addresses only the fairness, from a financial point of view and as of the date hereof, of the TWC Merger Consideration (to the extent expressly specified herein). We have not been asked to, nor does this opinion address, any other term or aspect of the Merger Agreement or the Transaction, including the structure or form of the TWC Merger Consideration or the Transaction, any Related Transactions, any voting agreement or other agreement arrangement or understanding to be entered into in connection with or contemplated by the Merger Agreement, related documents or otherwise. In addition, we express no opinion with respect to the fairness of the amount or nature of the compensation to any of TWC’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of TWC Common Stock in the Transaction. We have not made any independent valuation or appraisal of the assets or liabilities of TWC, Charter, New Charter or any other entity, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to, and we did not, undertake a third-party solicitation process on TWC’s behalf with respect to an acquisition, business combination or other extraordinary transaction involving TWC.

We have acted as financial advisor to TWC in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Transaction. In the two years prior to the date hereof, we have acted or are acting (i) as financial advisor to TWC in connection with certain merger and acquisition transactions or matters, including in respect of TWC’s receipt of Charter’s unsolicited acquisition proposal for TWC publicly disclosed in 2014 and TWC’s previously announced and terminated transaction with Comcast Corporation, (ii) as underwriter and/or joint book-running manager in connection with certain debt offerings of Charter and (iii) as lender, joint lead arranger, joint bookrunner, co-syndication agent, administrative agent and/or documentation agent in connection with certain credit facilities of TWC, Charter and/or their respective affiliates, and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to TWC, Charter, New Charter and/or their respective affiliates or entities in which they have investments in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of TWC, Charter, New Charter or any other company, or any currency or commodity, that may be involved in the Transaction or the Related Transactions, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of TWC and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing TWC is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law. This opinion does not in any manner address the actual value of New Charter Class A Common Stock (or other securities of New Charter or any other entity) when issued in connection with the Transaction or the prices at which TWC Common Stock or New Charter Class A Common Stock (or other securities of New Charter or any other entity) will trade or otherwise be transferable following consummation of the Transaction or at any time. Morgan Stanley expresses no opinion or recommendation as to the form or relative fairness of the TWC Merger Consideration to be elected by such stockholder or how the stockholders of TWC or Charter should vote at the stockholders’ meetings to be held in connection with the Transaction or otherwise.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the TWC Merger Consideration to be received by the holders of shares of TWC Common Stock pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of TWC Common Stock (other than Charter, the Liberty Entities and their respective affiliates).

Very truly yours,

MORGAN STANLEY & CO. LLC

Annex O

[LETTERHEAD OF CENTERVIEW PARTNERS LLC]

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

May 23, 2015

The Board of Directors

Time Warner Cable Inc.

60 Columbus Circle

New York, NY 10023

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Excluded Shares, as defined below), of Time Warner Cable Inc., a Delaware corporation (“TWC”), of the TWC Merger Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Mergers proposed to be entered into (the “Merger Agreement”) by and among Charter Communications, Inc., a Delaware corporation (“Charter”), CCH I, LLC, a Delaware limited liability company and wholly owned subsidiary of Charter (“New Charter”), Nina Corporation I, Inc., a Delaware corporation (“Merger Subsidiary One”), Nina Company II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of New Charter (“Merger Subsidiary Two”), Nina Company III, LLC, a Delaware limited liability company and wholly owned direct subsidiary of Merger Subsidiary Two (“Merger Subsidiary Three”), and TWC. The Merger Agreement provides, among other things, that Charter will acquire TWC (the “Transaction”) through the following series of transactions: (i) following completion of an Equity Exchange (as defined below), Merger Subsidiary One will be merged with and into TWC, with TWC as the surviving corporation (“TWC Surviving Corporation” and, such merger, the “First TWC Merger”), (ii) following completion of the First TWC Merger, TWC Surviving Corporation will be merged with and into Merger Subsidiary Two, with Merger Subsidiary Two as the surviving corporation (“Merger Subsidiary Two Surviving Corporation” and, such merger, the “Second TWC Merger”), and (iii) following the Second TWC Merger, Charter will be merged with and into Merger Subsidiary Three, with Merger Subsidiary Three as the surviving corporation and a wholly owned direct subsidiary of Merger Subsidiary Two Surviving Corporation (such merger, the “Charter Merger”). The Merger Agreement provides that (a) pursuant to the First TWC Merger, each outstanding Share, other than (w) Shares held by TWC as treasury stock, (x) Shares owned by Merger Subsidiary One, (y) Shares held by any wholly owned subsidiary of TWC or Charter (other than Merger Subsidiary One) or (z) Dissenting Shares (as defined in the Merger Agreement) (the Shares referred to in clauses (w), (x), (y) and (z), together with any Shares held by Charter, the Liberty Entities and their respective Affiliates (as defined in the Merger Agreement), the “Excluded Shares”), will be converted into the right to receive, at the election of the holder thereof, either (1) $100 in cash (the “TWC Option A Cash Consideration”) and a number of shares of the common stock, par value $0.01 per share, of TWC Surviving Corporation (“TWC Surviving Corporation Common Stock”) equal to the product of 0.5409 multiplied by 0.9042 (such resulting number of shares of TWC Surviving Corporation Common Stock, together with the TWC Option A Cash Consideration, the “TWC Option A Merger Consideration”) or (2) $115 in cash (the “TWC Option B Cash Consideration”) and a number of shares of TWC Surviving Corporation Common Stock equal to the product of 0.4562 multiplied by 0.9042 (such resulting number of shares of TWC Surviving Corporation Common Stock, the TWC Option B Cash Consideration and the TWC Option A Merger Consideration, taken together in the aggregate, the “TWC Merger Consideration”), (b) pursuant to the Second TWC Merger, each outstanding share of TWC Surviving Corporation Common Stock will be converted into the right to receive one share of Class A common stock, par value $0.001 per share, of New Charter (“New Charter Class A Common Stock”) and (c) pursuant to the Charter Merger, each outstanding share of Class A common stock, par value

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

$0.001 per share, of Charter (“Charter Class A Common Stock”), other than shares held by Charter as treasury stock or shares owned directly by Charter, will be converted into the right to receive a number of shares of New Charter Class A Common Stock equal to 0.9042.

We also understand that, in connection with the transactions contemplated by the Merger Agreement, among other things, (i) Charter, New Charter and Merger Subsidiary One will enter into a Contribution Agreement with Liberty Broadband Corporation (“Liberty Broadband”) and Liberty Interactive Corp. (“Liberty Interactive” and, together with Liberty Broadband, the “Liberty Entities”) pursuant to which the Liberty Entities will assign, transfer, convey and deliver Shares to Merger Subsidiary One in exchange for shares of the common stock of Merger Subsidiary One (such transaction, the “Equity Exchange”), (ii) Charter and New Charter will enter into an Investment Agreement with Liberty Broadband pursuant to which Liberty Broadband will invest $4.3 billion in New Charter in exchange for shares of New Charter Class A Common Stock at a per share purchase price of $176.95 and (iii) Charter, New Charter and the other parties thereto will enter into certain amended agreements relating to the proposed acquisition by Charter or its affiliates of Bright House Networks, LLC (“Bright House” and, such acquisition and related transactions, the “Bright House Acquisition”), and, in connection therewith, Liberty Broadband will commit to invest an additional $700 million upon consummation of the Bright House Acquisition. The foregoing transactions, together with the Charter Merger and the other transactions contemplated by the Merger Agreement (other than the First TWC Merger and the Second TWC Merger), are collectively referred to as the “Related Transactions.” The terms and conditions of the Transaction and the Related Transactions are more fully set forth in the Merger Agreement and related documents.

We have acted as financial advisor to the independent members of the Board of Directors of TWC in connection with the Transaction, including for purposes of undertaking a fairness evaluation with respect to the Transaction. We will receive fees for our services, a portion of which is payable upon the rendering of this opinion, a portion of which is payable in connection with our engagement and a portion of which is contingent upon consummation of the Transaction. In addition, TWC has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have provided investment banking or similar services to TWC for which we have received compensation, including in connection with TWC’s previously announced and terminated transaction with Comcast Corporation. In the past two years, we have not provided and are not currently providing investment banking or similar services to Charter for which we have received any compensation. We may provide investment banking and other services to or with respect to TWC, Charter, New Charter or their respective affiliates or entities in which they have investments in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, TWC, Charter, New Charter or any of their respective affiliates, or any other party that may be involved in the Transaction or the Related Transactions.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement dated May 23, 2015 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of TWC for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 and Annual Reports on Form 10-K of Charter

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

for the years ended December 31, 2014, December 31, 2013 and December 31, 2012; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of TWC and Charter; (iv) certain publicly available research analyst reports for TWC and Charter; (v) certain other communications from TWC and Charter to their respective stockholders; (vi) publicly available and other business and financial information relating to TWC provided to or otherwise discussed with us by the management of TWC, including certain internal financial forecasts, estimates and other financial and operating data of TWC prepared by the management of TWC for calendar years 2015 and 2016, certain estimates of the management of TWC as to the net operating losses and other tax attributes of TWC and, as directed by and discussed with TWC’s management, certain publicly available research analysts’ estimates relating to TWC for calendar years 2017 and 2018 as adjusted by the management of TWC, with standalone unlevered after-tax free cash flows for TWC in calendar years 2019 through 2024 extrapolated based on certain assumed growth rates provided by the management of TWC (collectively, the “TWC Forecasts”); (vii) publicly available and other business and financial information relating to Charter provided to or otherwise discussed with us by the management of Charter, including certain estimates of the management of Charter as to the net operating losses and other tax attributes of Charter and, as directed by and discussed with the management of Charter, certain publicly available research analysts’ estimates relating to Charter for calendar year 2015 and certain publicly available estimates of a research analyst relating to Charter for calendar years 2016 through 2019 as adjusted by the management of Charter (collectively, the “Charter Forecasts”); and (viii) the potential pro forma financial impact of the Transaction and the Related Transactions (including the Bright House Acquisition) on the future financial performance of New Charter. We have conducted discussions with members of the senior management and representatives of TWC and Charter regarding their assessments of the TWC Forecasts and the Charter Forecasts and the strategic rationale for the Transaction and the Related Transactions, including estimates of the management of Charter as to potential cost savings and other benefits anticipated by the management of Charter to be realized from the Transaction and the Related Transactions (such estimates, the “Synergies”). In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for TWC and Charter and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the TWC Forecasts that we have been directed to utilize for purposes of our analyses have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TWC as to the matters covered thereby, that the publicly available financial information reflected in the Charter Forecasts that we have been directed by the management of Charter to utilize for purposes of our analyses reflect reasonable judgments and estimates as to, and are a reasonable basis upon which to evaluate, the future financial performance of Charter and that the financial forecasts and other estimates reflected in the Charter Forecasts relating to Bright House prepared by the management of Charter, the net operating losses and other tax attributes of Charter and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Charter, and we have relied, at your direction, on the TWC Forecasts, the Charter Forecasts, the Synergies and such financial forecasts and other estimates relating to Bright House for purposes of our analysis and this opinion. We have also assumed, at your direction, that the financial results reflected in the TWC Forecasts, the Charter Forecasts and the other information and data utilized in our analysis will be realized in the amounts and at the times projected. We express no view or opinion as to any such forecasts or other information or data,

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

including the TWC Forecasts, the Charter Forecasts, the Synergies or financial forecasts or other estimates relating to Bright House, or the assumptions on which they are based. We have assumed, with your consent, that there will be no developments with respect to any of the following matters that would have an adverse effect in any material respect on TWC, Charter, New Charter, the Transaction or the Related Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion: (i) the Related Transactions, including the timing thereof and assets, liabilities and financial and other terms involved; (ii) the potential impact on TWC, Charter and New Charter of market and other trends in and prospects for, and governmental, regulatory and legislative policies and matters relating to or affecting, the cable industry; (iii) existing and future relationships, agreements and arrangements with, and the ability to attract and retain, content providers and customers; and (iv) the ability to integrate the businesses of TWC and Charter.

In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of TWC, Charter, New Charter or any other entity, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of TWC, Charter, New Charter or any other entity. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction and the Related Transactions will be consummated on the terms set forth in the Merger Agreement and related documents (including commitment letters and related financing documents) and in accordance with all applicable laws and relevant documents or requirements without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction and the Related Transactions, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have further assumed, at your direction, that the Transaction will have the tax treatment contemplated by the Merger Agreement. We have not evaluated and do not express any opinion as to the solvency or fair value of TWC, Charter, New Charter or any other entity, or the ability of TWC, Charter, New Charter or any other entity to pay their respective obligations when they come due, or as to the impact of the Transaction and the Related Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, TWC’s underlying business decision to proceed with or effect the Transaction or the Related Transactions, or the relative merits of the Transaction and the Related Transactions as compared to any alternative business strategies or transactions that might be available to TWC or in which TWC might engage. We were not authorized to, and we did not, undertake a third-party solicitation process on TWC’s behalf regarding a potential transaction with TWC. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the TWC Merger Consideration to be paid to such holders pursuant to the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the TWC Merger Consideration or the Transaction, any Related Transactions or any voting agreement or other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, the Related Transactions or otherwise, including, without limitation, the fairness of the Transaction and the Related Transactions or any other term or aspect of the Transaction and the Related Transactions to, or any consideration to be received in connection therewith by, or

The Board of Directors

Time Warner Cable Inc.

May 23, 2015

the impact of the Transaction and the Related Transactions on, the holders of any other class of securities, creditors or other constituencies of TWC or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of TWC or any other party, or class of such persons in connection with the Transaction and the Related Transactions, whether relative to the TWC Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise.

Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of New Charter Class A Common Stock (or other securities of New Charter or any other entity) actually will be when issued pursuant to the Transaction or the prices at which the Shares or New Charter Class A Common Stock (or other securities of New Charter or any other entity) will trade or otherwise be transferable at any time, including following announcement or consummation of the Transaction and the Related Transactions. Our opinion does not constitute a recommendation to any stockholder of TWC or any other person as to the form or relative fairness of the TWC Merger Consideration to be elected by such stockholder or how such stockholder or other person should vote with respect to the Transaction or otherwise act with respect to the Transaction, the Related Transactions or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of TWC (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. TWC may reproduce this written opinion in full in any proxy statement or other filing required to be made by TWC with the Securities and Exchange Commission in connection with the Transaction, and in materials required to be delivered to stockholders of TWC which are part of such filings. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the TWC Merger Consideration to be paid to holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

Annex P

Section 262 of the General Corporation Law of the State of Delaware Appraisal Rights

§ 262. Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

(1) Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 72, L. ‘13, eff. only with respect to transactions consummated pursuant to agreements entered into after August 1, 2013 (or, in the case of mergers pursuant to Section 253, resolutions of the board of directors adopted after August 1, 2013), and appraisal proceedings arising out of such transactions, and by Ch. 122, L. ‘13, eff. 8-1-13.)

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of New Charter’s amended and restated certificate of incorporation and New Charter’s amended and restated bylaws.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to New Charter. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Article SEVENTH of New Charter’s amended and restated certificate of incorporation provides that a director of New Charter shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL.

Article X of New Charter’s amended and restated bylaws provides that to the fullest extent authorized by the DGCL, New Charter shall indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the registrant or serves or served at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Expenses, including attorneys’ fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by New Charter in advance of any final disposition; provided that to the extent required by the DGCL, such advancement of expenses will only be made upon delivery to New Charter of a commitment from such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by New Charter. The amended and restated bylaws do not limit the power of New Charter or its board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons as otherwise pursuant to the bylaws.

New Charter plans to maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of New Charter.

The foregoing statements are subject to the detailed provisions of the DGCL and to the applicable provisions of New Charter’s amended and restated certificate of incorporation and bylaws.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Mergers dated as of May 23, 2015, by and among Time Warner Cable Inc., Charter Communications, Inc., CCH I, LLC, Nina Corporation I, Inc., Nina Company II, LLC and Nina Company III, LLC (included as Annex A to the joint proxy statement/prospectus that is part of this registration statement).

2.2	Contribution Agreement, dated March 31, 2015, by and among Advance/Newhouse Partnership, A/NPC Holdings LLC, Charter Communications, Inc., CCH I, LLC, and Charter Communications Holdings, LLC (included as Annex B to the joint proxy statement/prospectus that is part of this registration statement).

2.3	Amendment No. 1 to Contribution Agreement, dated May 23, 2015, by and among Advance/Newhouse Partnership, A/NPC Holdings LLC, Charter Communications, Inc., CCH I, LLC, and Charter Communications Holdings, LLC (included as Annex B to the joint proxy statement/prospectus that is part of this registration statement).

3.1	Form of Amended and Restated Certificate of Incorporation (included as Annex G to the joint proxy statement/prospectus that is part of this registration statement).

3.2*	Form of Amended and Restated Bylaws.

5.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding validity of securities to be issued.

8.1	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters.

8.2	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to tax matters.

10.1	Amended and Restated Stockholders Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation, and Advance/Newhouse Partnership (included as Annex C to the joint proxy statement/prospectus that is part of this registration statement).

10.2	Investment Agreement by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation, dated as of May 23, 2015 (updates and supersedes prior filing) (included as Annex D to the joint proxy statement/prospectus that is part of this registration statement).

10.3	Contribution Agreement by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc., and Nina Corporation I, Inc., dated as of May 23, 2015 (included as Annex E to this joint proxy statement/prospectus that is part of this registration statement).

23.1*	Consent of KPMG (Charter Communications, Inc.).

23.2*	Consent of KPMG (Bresnan Broadband Holdings, LLC).

23.3	Consent of Ernst & Young LLP (Time Warner Cable Inc.).

23.4*	Consent of KPMG (Bright House Networks, LLC).

23.5	Consent of Wachtell, Lipton, Rosen & Katz to inclusion of legality opinion (included in Exhibit 5.1).

23.6	Consent of Wachtell, Lipton, Rosen & Katz to inclusion of opinion (included in Exhibit 8.1).

23.7	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.2).

24.1*	Powers of Attorney.

99.1	Form of Charter Communications, Inc. Proxy Card.

Exhibit Number	Description

99.2	Form of Time Warner Cable Inc. Proxy Card.

99.3	Consent of LionTree Advisors LLC.

99.4	Consent of Goldman Sachs & Co.

99.5*	Consent of Allen & Company LLC.

99.6*	Consent of Citigroup Global Markets Inc.

99.7*	Consent of Morgan Stanley & Co. LLC.

99.8*	Consent of Centerview Partners LLC.

*	Previously filed.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the county of Fairfield, State of Connecticut on August 19, 2015.

CCH I, LLC Registrant,

By:	CHARTER COMMUNICATIONS, INC.
Sole Manager

By:	/s/ Kevin D. Howard
Name: Kevin D. Howard
Title: Senior Vice President—Finance, Controller and Chief Accounting Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Thomas M. Rutledge	President and Chief Executive Officer (Principal Executive Officer)	August 19, 2015

* Christopher L. Winfrey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 19, 2015

/s/ Kevin D. Howard Kevin D. Howard	Senior Vice President—Finance, Controller and Chief Accounting Officer (Principal Accounting Officer)	August 19, 2015

*By:	/s/ Kevin D. Howard
Kevin D. Howard
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Mergers dated as of May 23, 2015, by and among Time Warner Cable Inc., Charter Communications, Inc., CCH I, LLC, Nina Corporation I, Inc., Nina Company II, LLC and Nina Company III, LLC (included as Annex A to the joint proxy statement/prospectus that is part of this registration statement).

2.2	Contribution Agreement, dated March 31, 2015, by and among Advance/Newhouse Partnership, A/NPC Holdings LLC, Charter Communications, Inc., CCH I, LLC, and Charter Communications Holdings, LLC (included as Annex B to the joint proxy statement/prospectus that is part of this registration statement).

2.3	Amendment No. 1 to Contribution Agreement, dated May 23, 2015, by and among Advance/Newhouse Partnership, A/NPC Holdings LLC, Charter Communications, Inc., CCH I, LLC, and Charter Communications Holdings, LLC (included as Annex B to the joint proxy statement/prospectus that is part of this registration statement).

3.1	Form of Amended and Restated Certificate of Incorporation (included as Annex G to the joint proxy statement/prospectus that is part of this registration statement).

3.2*	Form of Amended and Restated Bylaws.

5.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding validity of securities to be issued.

8.1	Opinion of Wachtell, Lipton, Rosen & Katz as to tax matters.

8.2	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to tax matters.

10.1	Second Amended and Restated Stockholders Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation, and Advance/Newhouse Partnership (included as Annex C to the joint proxy statement/prospectus that is part of this registration statement).

10.2	Investment Agreement by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation, dated as of May 23, 2015 (updates and supersedes prior filing) (included as Annex D to the joint proxy statement/prospectus that is part of this registration statement).

10.3	Contribution Agreement by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc., and Nina Corporation I, Inc., dated as of May 23, 2015 (included as Annex E to the joint proxy statement/prospectus that is part of this registration statement).

23.1*	Consent of KPMG (Charter Communications, Inc.).

23.2*	Consent of KPMG (Bresnan Broadband Holdings, LLC).

23.3	Consent of Ernst & Young LLP (Time Warner Cable Inc.).

23.4*	Consent of KPMG (Bright House Networks, LLC).

23.5	Consent of Wachtell, Lipton, Rosen & Katz to inclusion of legality opinion (included in Exhibit 5.1).

23.6	Consent of Wachtell, Lipton, Rosen & Katz to inclusion of opinion (included in Exhibit 8.1).

23.7	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.2).

24.1*	Powers of Attorney.

99.1	Form of Charter Communications, Inc. Proxy Card.

99.2	Form of Time Warner Cable Inc. Proxy Card.

99.3	Consent of LionTree Advisors LLC.

Exhibit Number	Description

99.4	Consent of Goldman Sachs & Co.

99.5*	Consent of Allen & Company LLC.

99.6*	Consent of Citigroup Global Markets Inc.

99.7*	Consent of Morgan Stanley & Co. LLC.

99.8*	Consent of Centerview Partners LLC.

*	Previously filed.